
02042029

Follow-Up Materials

Follow-Up

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sega Corp.

*CURRENT ADDRESS

PROCESSED
JUN 28 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3439 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: Mcacio

DATE : 6/18/02


02 APR 16 AM 11:54

April 4, 2000

Notification Regarding the Change in the Conversion Price

The Company is pleased to announce the following change in the conversion price.

1. Change in the conversion price

Name	New conversion price	Present conversion price
Convertible Bonds due 2003	¥2,158.30	¥2,285.00

2. Effective Date

April 4, 2000

3. Reason for change

The conversion price was adjusted because of a capital increase through the issuance of new shares to third parties pursuant to a resolution of the meeting of the board of directors of the Company held on February 28, 2000.

02 APR 16 AM 11:05

April 6, 2000

Temporary Report

1. Reasons to submit

Due to the increase in the total number of shares issued, which was caused by the issuance of new shares and the resulting changes in the relative shareholdings in the Company, the Company submits this report pursuant to the Securities Exchange Law and ministerial ordinance regarding the corporate disclosure.

2. Details to be reported

1) Name of Major Shareholder affected by the above changes:
   Isao Okawa

2) Number of Shares of the Major Shareholder and his shareholding relative to the Total Number of Shares Issued Before and After Change:

   1. Number of Shares held by the Major Shareholder:
      (Before Change) 2,175,718 shares
      (After Change) 20,175,718 shares

   2. Ratio to the Total Number of Shares Issued:
      (Before Change) 1.78% (Total Number of Shares Issued: 122,495,720)
      (After Change) 12.73% (Total Number of Shares Issued: 158,495,720)

   3. Date of Change:
      April 4, 2000

3) Other Information:
   Total Number of Shares Issued and Paid-in Capital as of the date of report submitted:
   Total Number of Shares Issued: 158,495,720 shares
   Paid-in Capital: 114,837,700,807 yen

SEGA Corporation

May 23, 2000

Notice of Spin-off of Software R&D Departments

We are pleased to inform that the Company has resolved at the meeting of the board of directors held on May 23, 2000 to spin off its software R&D departments as follows:

1. The reason for the Spin-off

The Company has produced a large number of internationally recognizable, popular titles, and many of the number one game titles in Japan. The Company boasts a library of 3,000 or more titles, all of which were self-developed. SEGA will spin off its R&D departments to nine companies to be established.

The purpose of the above spin-off is to create the most prominent game software houses based on the advanced development power and network technology cultivated by Dreamcast. In the future, the Company sees the possibility of taking public any of these R&D companies that have performed well.

2. Outlines of the Newly Separated R&D Companies

(1) Name	WOW ENTERTAINMENT INC.
(2) Business	R&D of game software
(3) Date of Incorporation	April 21, 2000
(4) Address	12-14 Higashi-kojiya 2-chome, Ohta-ku, Tokyo
(5) Representative	Rikiya Nakagawa, President and Representative Director
(6) Common Stock	¥120 million
(7) Number of Employees	112
(8) Principal Shareholders	SEGA CORPORATION (100% shareholding)
(9) Relation with SEGA	Undertaking R&D of game software for the Company

(1) Name	Hitmaker Co., Ltd.
(2) Business	R&D of game software
(3) Date of Incorporation	April 21, 2000
(4) Address	12-14 Higashi-kojiya 2-chome, Ohta-ku, Tokyo
(5) Representative	Hisao Koguchi, President and Representative Director

(6) Common Stock	¥140 million
(7) Number of Employees	124
(8) Principal Shareholders	SEGA CORPORATION (100% shareholding)
(9) Relation with SEGA	Undertaking R&D of game software for the Company

(1) Name	AMUSEMENT VISION, LTD.
(2) Business	R&D of game software
(3) Date of Incorporation	April 21, 2000
(4) Address	12-14 Higashi-kojiya 2-chome, Ohta-ku, Tokyo
(5) Representative	Toshihiro Nagoshi, President and Representative Director
(6) Common Stock	¥60 million
(7) Number of Employees	45
(8) Principal Shareholders	SEGA CORPORATION (100% shareholding)
(9) Relation with SEGA	Undertaking R&D of game software for the Company

(1) Name	SEGAROSSO, Co., Ltd.
(2) Business	R&D of game software
(3) Date of Incorporation	April 21, 2000
(4) Address	12-14 Higashi-kojiya 2-chome, Ohta-ku, Tokyo
(5) Representative	Kenji Sasaki, President and Representative Director
(6) Common Stock	¥40 million
(7) Number of Employees	36
(8) Principal Shareholders	SEGA CORPORATION (100% Shareholding)
(9) Relation with SEGA	Undertaking R&D of game software for the Company

(1) Name	Smilebit Corporation
(2) Business	R&D of game software
(3) Date of Incorporation	April 21, 2000
(4) Address	2-12 Haneda 1-chome, Ohta-ku, Tokyo
(5) Representative	Shun Arai, President and Representative Director
(6) Common Stock	¥120 million
(7) Number of Employees	94
(8) Principal Shareholders	SEGA CORPORATION (100% shareholding)
(9) Relation with SEGA	Undertaking R&D of game software for the Company

(1) Name	OVERWORKS, LTD.
(2) Business	R&D of game software
(3) Date of Incorporation	April 21, 2000
(4) Address	2-12 Haneda 1-chome, Ohta-ku, Tokyo
(5) Representative	Noriyoshi Ohba, President and Representative Director
(6) Common Stock	¥100 million
(7) Number of Employees	77

(8) Principal Shareholders	SEGA CORPORATION (100% shareholding)
(9) Relation with SEGA	Undertaking R&D of game software for the Company

(1) Name	SONIC TEAM, LTD
(2) Business	R&D of game software
(3) Date of Incorporation	April 21, 2000
(4) Address	2-12 Haneda 1-chome, Ohta-ku, Tokyo
(5) Representative	Yuji Naka, President and Representative Director
(6) Common Stock	¥80 million
(7) Number of Employees	57
(8) Principal Shareholders	SEGA CORPORATION (100% shareholding)
(9) Relation with SEGA	Undertaking R&D of game software for the Company

(1) Name	United Game Artists ltd.
(2) Business	R&D of game software
(3) Date of Incorporation	April 27, 2000
(4) Address	12-1 Shibuya 1-chome, Shibuya-ku, Tokyo
(5) Representative	Tetsuya Mizuguchi, President and Representative Director
(6) Common Stock	¥40 million
(7) Number of Employees	32
(8) Principal Shareholders	SEGA CORPORATION (100% shareholding)
(9) Relation with SEGA	Undertaking R&D of game software for the Company

(1) Name	WAVE MASTER, Inc.
(2) Business	R&D of game software
(3) Date of Incorporation	April 21, 2000
(4) Address	2-12 Haneda 1-chome, Ohta-ku, Tokyo
(5) Representative	Yukifumi Makino, President and Representative Director
(6) Common Stock	¥30 million
(7) Number of Employees	41
(8) Principal Shareholders	SEGA CORPORATION (100% shareholding)
(9) Relation with SEGA	Undertaking R&D of game software for the Company

3. Schedule

Approval by Board of Director's Meeting to be held on May 23, 2000.

Approval by Annual General Meeting of Shareholders to be held on June 29, 2000.

The operations are to start from July 1, 2000.

203369

02 APR 16 AM 11:05

SEGA Corporation
May 23, 2000

Notice of the Spin-off of Amusement Center Operation Business

At the board of directors meeting held on May 23, 2000, the board resolved the spin-off of the amusement center operation business, subject to the approval of the meeting of shareholders. The details are as follows:

1. Reason for the Spin-off

The amusement center operation has been the Company's core business since its establishment. The Company has been contributing to enhance the image of the amusement market and to develop the overall amusement industry. In keeping with the diversification of forms of entertainment and ever rapidly changing fashions, the Company recognizes the need to slim down and make its operations more efficient to meet the needs of its customers. The Company believes that by carrying out these spin-offs it will be able to establish clear chains of responsibility and a quicker decision-making process. The spin-offs will allow the Company to carry out its operations in each region by staying in better touch with the community it serves there, and, in the end, build up businesses producing substantial and stable sources of income.
Accordingly, the Company has decided to spin off its amusement facilities to five of its subsidiaries.

2. Details of the above plan

(1) Details of amusement center operation department

1. Operations of Amusement Centers including game holes, play grounds, sports facilities, and franchise business.
2. Planning, manufacturing, sales, import and export of amusement machines installed in game holes, play ground, sports facilities, and accessories for amusement machines.
3. Leasing and maintenance of amusement machines

4. Sales, import and export of software, hardware and accessories for electric machine equipment.
5. Sales, import and export of character goods, playground equipment, exercise machines, books, stationery, toys, musical instrument, dishes, clothes, phone cards, accessories.
6. Sales, renting, import and export of products containing such types of information as music, sound, image, data and games
7. Sales of foods, and restaurant management
8. Construction and management of sports facilities, playgrounds, etc.
9. Interior and exterior designing and construction of facilities and its application management, manufacture and sales of construction materials
10. Information provider business, pay advertisement business, mail order business, and e-commerce business
11. Broadcasting business
12. Planning, production and sales of programs for broadcasting
13. Planning and production of advertisements and sales promotion activities
14. Advertisement agency business
15. Real estate business
16. Any business relating to the above businesses

(2) Financial Results of Amusement center operations for the year ended March 31, 2000

	Amusement Center	Entire Business	Ratio
Net Sales	¥74,900 million	¥272,500 million	27.48%
Gross Profit			-
Operating Income (Loss)	¥5,600 million	¥(34,500) million	-
Recurring Profit (Loss)			

(Note: The numbers in parenthesis represent negative numbers.)

(3) Items and amounts of conveyed assets and liabilities as of March 31, 2000

(¥million)

		Transferee Companies				
		SAH*	SAT*	SATokai*	SAK*	SAN*
Assets		Amount				
	Current Assets	1,300	1,000	1,100	1,300	1,000
	Fixed Assets	9,000	8,800	6,900	9,100	8,900
	Tangible Assets	4,500	5,300	3,700	5,100	4,500
	Intangible Assets	-	-	-	-	-
	Investment and others	4,500	3,600	3,200	4,100	4,400

	Total Assets	10,300	9,900	8,000	10,400	10,000
Liabilities	Current Liabilities	-	-	-	-	-
	Long-term Liabilities	-	-	-	-	-
	Total Liabilities	-	-	-	-	-

Note:

SAH: Sega Amusement Higashi-nihon Ltd. (Tentative Name)

SAT: Sega Amusement Tokyo Ltd.

SATokai: Sega Amusement Tokai Ltd. (Tentative Name)

SAK: Sega amusement Kansai Ltd.

SAN: Sega Amusement Nishi-nihon Ltd. (Tentative Name)

(4) Transfer Price and Accounting Method

(¥ million)

Name	Transferee Companies				
	SAH	SAT	SATokai	SAK	SAN
Transfer Price	10,300	9,900	8,000	10,400	10,000

Accounting method will be determined upon consultation between the Company and the transferee companies upon determination of the transfer prices.

3. Outlines of the companies

(1) Name	Sega Amusement Higashi-nihon Ltd.
(2) Business	Amusement Center Operation
(3) Date of Incorporation	July 14, 1971
(4) Address	336-1 Mihashi 1-chome, Omiya-shi, Saitama
(5) Representative	Toru Izumiya, President and Representative Director
(6) Common Stock	¥200million
(7) Number of Employees	235
(8) Principle Shareholder	SEGA CORPORATION (100% Shareholding)
(9) Relations with SEGA	Purchase of Amusement machines.

(1) Name	Sega Amusement Tokyo Ltd.
(2) Business	Amusement Center Operation
(3) Date of Incorporation	November 26, 1971
(4) Address	12-14 Higashi-kojiya 2-chome, Ohta-ku, Tokyo
(5) Representative	Kazunori Miki, President and Representative Director
(6) Common Stock	¥200million
(7) Number of Employees	179
(8) Principle Shareholder	SEGA CORPORATION (100% Shareholding)
(9) Relations with SEGA	Purchase of Amusement machines.

(1) Name	Sega Amusement Tokai Ltd.
(2) Business	Amusement Center Operation
(3) Date of Incorporation	February 10, 1993
(4) Address	804 Yashirogaoka 1-chome, Meito-ku, Nagoya
(5) Representative	Naruhito Tanno, President and Representative Director
(6) Common Stock	¥200million
(7) Number of Employees	134
(8) Principle Shareholder	SEGA CORPORATION (100% Shareholding)
(9) Relations with SEGA	Purchase of Amusement machines.

(1) Name	Sega Amusement Kansai Ltd.
(2) Business	Amusement Center Operation
(3) Date of Incorporation	December 21, 1976
(4) Address	5-3 Honancho-higashi, 2-chome, Toyonaka-shi, Osaka
(5) Representative	Tadao Masui, President and Representative Director
(6) Common Stock	¥200million
(7) Number of Employees	194
(8) Principle Shareholder	SEGA CORPORATION (100% Shareholding)
(9) Relations with SEGA	Purchase of Amusement machines.

(1) Name	Sega Amusement Nishi-nihon Ltd.
(2) Business	Amusement Center Operation
(3) Date of Incorporation	February 13, 1986
(4) Address	7-5 Hakataeki-minami, 5-chome, Hakata-ku, Fukuoka
(5) Representative	Takashi Ueno, President and Representative Director
(6) Common Stock	¥200million
(7) Number of Employees	165
(8) Principle Shareholder	SEGA CORPORATION (100% Shareholding)
(9) Relations with SEGA	Purchase of Amusement machines.

4. Schedule

The meeting of the board of directors authorizing the business transfer is to be held on May 23, 2000

The meeting of the shareholders authorizing the business transfer is to be held on June 29, 2000

The business transfer contracts are to be executed in July 2000.

The transfers are to take effect as of July 1, 2000.

5. Forecast

The Company plans to utilize fiber optics to create a network of amusement centers, shifting the traditional one-on-one communication to multiple party communication at both ends, and provide such a community as an "entertainment cyberspace." The communication used by such media as fiber optics is a kind of virtual one. However, the Company also realizes that actual emotional experiences and interactions such as "face to face communication" and "feeling things and humans" are still important aspects of our daily life. To satisfy these desires, we recognize that we have to carry out our operations in touch with each community and its local needs, and have therefore decided to spin off our amusement center business. Thus we will separate the department into five companies. Also we intend to improve our services and expand the market through the introduction of "chain operation system" and "ownership system," which activates the amusement center operations.

203370

02 APR 16 AM 11:05

Sega Enterprises, Ltd.
2-12, Haneda 1-chome, Ohta-ku
Tokyo 144-8531, Japan

1. Management Policy

1. Principles of Corporate Management

SEGA Enterprises, Ltd. has developed and maintained a firm position in the entertainment industry by consistently creating innovative 'amusement' through our consumer products, amusement machine sales and amusement facility operation businesses. Furthermore, we have continued to accumulate technologies at the forefront of the Internet and networking age, a literal powder keg of business opportunity. In particular, the Company early on predicted the transition to an Internet society and quickly added an internal modem to its 128-bit 'Dreamcast' video-game console as a standard feature. SEGA has also concentrated on developing network games with dynamic communications features and such peripherals as a system that uses the Company's 'Dreameye,' Internet digital video camera for Dreamcast to enable video-mail and TV conferencing. We are convinced of the imminent arrival of an era that will make enormous use of the technologies and content that we have stockpiled in anticipation of the Internet and networking age.

The CSK SEGA Group values the maxims that "the Internet will change the world" and "ES (electronic service) will change the world." Under these basic maxims, SEGA envisions the creation of new network entertainment in the three fundamental lifestyle arenas of 'Street (out on the town),' 'Mobile (on the move),' and 'Home (in the home),' exemplified by arcade centers, mobile phones, and Dreamcast, respectively.

With its sights set firmly on the networking society of the 21st century, SEGA, together with its Group affiliates, will convert the whole of its operational resources to a networked model and further solidify the unique essential technologies that it has hitherto established in Japan, North America, Europe, and other regions in Asia. Thus aligned, the Company will strive to be a corporation meeting the demands of each and every customer, delighting them, and supporting a truly bountiful human lifestyle.

2. Profit-Sharing Policy

SEGA considers the return of profits to its shareholders to be one of its most crucial policies, and ranks proactive profit sharing among its top operational responsibilities. Moreover, to enhance future corporate value it is our wish to aggressively invest internal undistributed profits in our network-related business.

3. Medium-Term Management Strategy

SEGA views a network as not merely the linking of users through communications technology but the formation of a community composed of those users. The tools required to reach the users in this community are infrastructure, access terminals, and content. All three of these elements are already in the possession of SEGA and its Group affiliates, who also maintain a firm and powerful foundation in the Internet and networking society.

With regard to infrastructure, Isao Corporation in Japan, Sega.com, Inc. in the United States, and Dreamarena, Ltd. in Europe have commenced network services and have already amassed more than 1.2 million subscribers. Hereafter, we will strive to increase subscribers through the enhancement of network games and online interactive content, and the thorough implementation of such new communications and Internet/interactive services as our 'DreamCall' VoIP Internet telephone service. We will also expand video-mail, photo-mail and video chat functions through Dreameye, an Internet digital video and camera. Furthermore, the Company is already engaged in Dreamcast Internet connection trials using cable television connection cables and is steadily proceeding toward broadband and wide-band access.

In preparation for the conversion of business from narrow-band to broadband/wide-band access, SEGA is rolling out its ES business, for which it has set a firm target of establishing a 'live community' of 10 million subscribers.

As for access terminals, Dreamcast sales promotions are proceeding on a worldwide basis. Already, 5.55 million units have been shipped around the world and have received wide acclaim for their performance and affordability. Moreover, Dreamcast possesses outstanding features such as a user-friendly, affordable, and versatile network terminal, and SEGA is striving to promote its sales as the only presently available network video game console. The Company is also pushing through a variety of measures to comply with the digitization of television broadcasts and wide-band access.

In terms of content, we are confident that the technologies we have accumulated thus far and our world-class developmental prowess will have an enormous part to play. Content is generally considered the most crucial of the three major network elements, and our many creators, infused with an abundantly sensible and entrepreneurial spirit, are dynamically proceeding with the development of a variety of online games and content in their own individual fields of specialty. Hereafter, SEGA will continue to provide the network-based community with network entertainment content, such as games incorporating videos, sounds, and photographs taken with Dreameye, as well as revolutionary software titles using voice and image recognition technologies.

Market-oriented management that is capable of responding shrewdly to social trends is essential to the concrete execution of the aforementioned operational strategy. SEGA also

recognizes that deft responses to market changes, such as Internet speed, are another essential element, and, as such, is striving to adopt the most efficient operational scheme possible. As already announced, the Company is sectioning off its Amusement Facility Operations Business Division and will establish its Software R&D Divisions as separate companies. Eventually, SEGA's corporate structure will approach that of a holding company and assume a flat and efficient operational layout.

Additionally, with regard to their operations SEGA Group affiliates including SEGA TOYS, Ltd., the 'Pico,' 'Poo-chi,' and other digital toy manufacturing and sales companies; S.G.S. Co., Ltd., the pachinko and slot machine distribution company; and SEGA Music Networks, Ltd., the karaoke services company, are steadily enhancing their network businesses and fortifying their administrative structures and financial standings in preparation for public stock offerings.

With 'network' as its key word, SEGA and its Group affiliates will generate new entertainment and strive for increased corporate value as a networking Group of companies supplying dynamic content and service.

4. Matters Demanding Corporate Attention

Amusement Business

Owing to improvements in home game console performance and the complexity of social entertainment, the market itself for SEGA's entertainment business has contracted in recent years. As part of its policies to revamp its conventional business model, the Company has already started to put forward such new game playing paradigms as "Derby Owners Club." Hereafter, we will promote and increase the stimulation to introduce optic fiber networks into our amusement facilities. We will also provide more events firmly rooted in local communities, and a wide range of content. Sega will be able to offer a latent community life space and creative network services, 'Entertainment Cyber Space' on an enhanced broad-band network environment which users, until now, have not been able to experience at home.

As the first phase of this development, coinciding with the July 2000 'The Exhibition of Dream Technologies for the 21st Century,' SEGA will fiber-optically link three of its amusement facilities and 150 terminals, and commence networked games and a variety of other interactive content or services there. Thereafter, the Company will expand these new operations to a multi-location chain, including both its own facilities and other amusement operators' facilities.

Furthermore, to create a one-stop entertainment destination meeting a variety of amusement demands, SEGA will proactively enhance its ties to other industries and convert its amusement facilities into hybrid enterprises.

Consumer Products

In SEGA's consumer products business, of the 5.55 million units of Dreamcast already shipped throughout the world, approximately 1.2 million users are now linked to our networking community due to the efforts of Isao Corporation in Japan, Sega.com, Inc. in the United States, and Dreamarena, Ltd., in Europe. Hereafter, the Company will strive for expanded worldwide sales of Dreamcast and place top priority on increasing the number of network subscribers. Furthermore, we will provide these subscribers with such revolutionary communications tools as video chat and Internet telephony using Dreameye, the first networked console-based RPG, as well as worldwide, massive multi-player games such as 'Phantasy Star Online,' 'Far Nation,' 'Sonic Square,' and other never-before- known network entertainment and real time communication. Through such efforts, SEGA will deliver numerous electronic services that will lead the 21st century Internet and networking society to truly abundant new human and electronic experiences.

Establishment of SEGA's Software R&D Divisions as Separate Companies

SEGA already possesses powerful content development abilities and has generated numerous, internationally recognized titles, as well as many Japanese "number-one" software titles. Hereafter, the Company seeks to further strengthen its online title and network content development prowess, link and fuse it with video, audio, comics, animation, and many other content fields, and on the operations side, establish and institutionalize greater awareness of quality, cost, and delivery performance. To this end, SEGA will establish its Software R&D Divisions as separate companies and more effectively leverage its software development abilities and network development strength.

Establishment of SEGA's Amusement Facility Operations Division as Separate Companies

Since amusement facilities will become the heart of local communities in the networking society, effective and speedy facility operations, even more rooted in their respective communities, will be crucial. Therefore, SEGA will establish its amusement facility operations business as separate companies and adopt franchise operations, thereby liberating itself from the conventional "scrap and build" expansion policy. This will also bring out the latent potential of existing facilities and stimulate facility operations through hybridization.

2. Operational Results

1. Term Review

Overall Business Results

Severe conditions persisted in the industry to which SEGA belongs, being adversely affected by the increasing complexity in time-consuming recreation styles among the younger generation and competition from mobile phones and other portable devices.

Reflecting the unfavorable conditions in the amusement and consumer video game industries, overall business results were characterized by an increase in sales and a decrease in profits. In the Company's amusement facility operations, although conditions are still delicate, the market appears to have bottomed out and is slowly recovering. However, the lackluster performance of Dreamcast in the Japanese market, particularly during the year-end sales rush, took an enormous toll on results for the term.

As a result, consolidated net sales for the term increased 27.5%, to ¥339,055 million, of which Japan-based sales rose 1.1%, to ¥211,802 million, and overseas sales grew 124.5%, to ¥127,253 million. These results can be attributed principally to the September and October 1999 launches of Dreamcast in the United States and Europe, respectively. On the profit side, the Company recorded an ordinary loss of ¥44,271 million, with the net loss for the term amounting to ¥42,880 million.

Furthermore, to recover profitability through corporate streamlining, the Company liquidated its non-performing overseas amusement subsidiaries and wrote off inferior inventories—actions that, combined with the payment of special retirement benefits incurred in its voluntary retirement policy, resulted in the recording of ¥14,632 million in extraordinary losses. The Company also recorded ¥15,477 million in extraordinary income from profits on the sales of investment securities and the transfer of network businesses.

In light of the ordinary and net losses incurred due to the temporary advance investments in the launch of Dreamcast in Europe and North America, as well as the maturing of the Japanese video game market, the Company has regretfully elected to forego the payment of a dividend for the term.

Results of Individual Divisions

Amusement Machine Sales Division

— Net sales: ¥73,653 million (down 16.6% year-on-year)
— Operating loss: ¥2,664 million

SEGA's amusement machine sales operations suffered from the industry-wide decline in amusement facilities and the prolonged severe contraction in operator investments. Nevertheless, the Company continued to promote its new genre of games that provide real and dynamic simulations of a variety of professions and strove to expand sales of its popular 'Airline Pilots' and 'Crazy Taxi' games, as well as stimulate the market with its new 'Brave Firefighters' and 'Emergency! Call An Ambulance' games. SEGA also concentrated on developing new products using its 'NAOMI' system board and won particular praise for its 'Ferrari F355 Challenge,' which very authentically simulates the experience of driving a Ferrari sports car. In addition, our 'Derby Owners Club' is making an enormous impact as a post-music-game-era industry simulator. This game, which is currently enjoying healthy sales, simulates racehorse breeding and allows players to store the racehorses they have bred on a portable memory card, which may be used for continued enjoyment at a later time at any place. The Company also strove to reach such new market segments as the children, family, and womens' markets, through the sale of such game room sets as our 'Disney Fun Square' and 'Kids Amusement Corner,' which feature popular animated characters.

In overseas operations, although the downsizing of the Company's competitors' operations in the United States led to an enormous increase in market share, new product sales did not grow to the extent forecast due to the reentry of used products into the market. This factor, combined with the sluggish amusement markets in Europe and Asia resulted in a decline in sales for the term.

Amusement facility Operations Division

— Net sales: ¥79,212 million (down 14.9% year-on-year)
— Operating profit: ¥4,602 million

SEGA's amusement facility operations suffered from a contracting market caused by changes in the consumption expenditure trends of the younger generation—the segment's primary target—and the Company closed 246 locations, focusing on low-efficiency, small-scale operations. The market environment remained severe during the term, with the natural weeding out of small-scale operations continuing in the face of sudden changes in market conditions. Against this backdrop, the Company accelerated its detailed, locally rooted, operational policies and special patron-gathering measures. Thanks to these efforts and the continuing popularity of SEGA's 'Derby Owners Club,' patron numbers are recovering, and operational results are steadily rising. As a result of these factors, although sales declined due to the closing of several amusement locations, the Company succeeded in aligning its operations for future profit gain.

Consumer Products Division

— Net sales: ¥186,188 million (up 119.8% year-on-year)
— Operating loss: ¥43,032 million

In the Dreamcast home video game console segment of SEGA's Consumer Products Division, sales in the Japanese market, now in their second year, were 950,000 hardware units and 7.04 million software units. In their first year, sales in the United States amounted to 2.5 million consoles and 13.83 million software units and in Europe, 1.04 million consoles and 3.99 million software units. Sales in other Asian regions totaled 160,000 hardware and 1.18 million software units, while total worldwide sales amounted to 4.65 million hardware units for the fiscal year under review (cumulative total is 5.55 million) and 26.04 million software units for the fiscal year under review (cumulative total is 29.05 million).

In the United States and European markets, sales of Dreamcast dramatically exceeded initially projected figures. However, in the Japanese market, although the Company introduced numerous exciting software titles including 'Shenmue,' 'Space Channel 5' and 'Virtua Striker 2 Ver.2000' that would normally be considered "killer" titles, sales figures for all of these titles fell below projections, due to the maturity of the market. Particularly during the year-end sales rush, although the Company's market share grew, results fell well below target figures. Dreamcast network subscribers, as of March 31, 2000, numbered 1.12 million worldwide: 550,000 in Japan, 330,000 in the United States, and 240,000 in Europe.

2. Outlook for Fiscal 2001

Looking ahead to fiscal 2001, the Company has scheduled the separation of its Software R&D Division and its Amusement Facility Operations Division as independent companies in the first and second halves of the term, respectively, and will strive to enhance profitability through the large-scale leasing of operating rights and the franchising of each companies. Furthermore, we will improve the productivity of each and every employee and implement thorough cost reductions for the enhancement of corporate structure and cash flow. At the same time, the Company will thoroughly implement product-specific and software title-specific profit and loss control in its Amusement and Consumer Products divisions and strive to improve profitability.

Fiscal 2001 will also mark the third year of Dreamcast sales in Japan and the second year in the United States and Europe, and the Company expects improvements in total unit sales and profit structure.

For fiscal 2001, SEGA Enterprises, Ltd., foresees consolidated net sales of ¥336,000 million (down 1%), consolidated ordinary profit of ¥2,600 million, and consolidated net income of ¥1,500 million.

3. Change in Top Management

The change at Sega's top management is effective on June 1, 2000.

— Isao Okawa
Current position : representative director and chairman
New : representative director, president and chairman

— Shoichiro Irimajiri
Current position : representative director and president
New : representative director and vice chairman

203422 v02.LA (4CYM02!.DOC)

SEGA Enterprises,Ltd.
Rule 12g3-2(b) Exemption
No.82-3439
May 26, 2000

NEWS RELEASE

SEGA ENTERPRISES, LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31 2000

	Millions of yen		%Increase (Decrease)
	Year ended March 31		
	2000	1999	
INCOME STATEMENTS			
Net sales	339,055	266,194	27.4%
Cost of sales	290,492	201,819	43.9%
SG&A expenses	88,917	62,286	42.8%
Operating income(loss)	(40,354)	2,087	(2033.6%)
Other income	4,729	3,718	27.2%
Other expenses	8,643	13,081	(33.9%)
Recurring income(loss)	(44,271)	(7,279)	508.2%
Extraordinary gain	15,477	277	5487.4%
Extraordinary loss	14,632	25,644	(42.9%)
Income(Loss) before income taxes	(43,429)	(32,649)	33.0%
Income taxes	1,531	10,573	(85.5%)
Minority interests in eanings of Consolidated Subsidiaries	2,080	342	508.2%
Net income(loss) for the period	(42,880)	(42,880)	0.0%
Net income(loss) per share(yen)	(390.57)	(425.27)	(8.2%)

BALANCE SHEETS	March 31		
ASSETS	2000	1999	
Total current assets	211,378	255,874	(17.4%)
Property and equipment	74,718	79,940	(6.5%)
Intangible fixed assets	14,189	9,498	49.4%
Investments and advances	65,533	70,292	(6.8%)
Deferred assets	743	1,446	(48.6%)
Translation adjustment	8,777	8,560	2.5%
Total assets	375,341	425,613	(11.8%)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Total current liabilities	196,583	124,618	57.7%
Total long-term liabilities	98,440	220,206	(55.3%)
Minority interests in consolidated subsidiaries	(407)	148	(375.0%)
Shareholders' equity	80,724	80,640	0.1%
Total liabilities and shareholders' equity	375,341	425,613	(11.8%)

	Year ended March 31		
NET SALES BY SEGMENT	2000	1999	
Consumer products	186,188	84,694	119.8%
Amusement center operations	79,212	91,781	(13.7%)
Amusement machine sales	73,919	90,735	(18.5%)
Eliminations	(265)	(1,018)	(74.0%)
Total	339,055	266,194	27.4%

Note: The above financial information was prepared using accounting principles generally accepted in Japan and more specifically in conformity with the Consolidated Financial Statements Regulations.

NEWS RELEASE

May 26, 2000

SEGA ENTERPRISES, LTD.

NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31 2000

	Millions of yen		%Increase
	Year ended March 31		(Decrease)
	2000	1999	
INCOME STATEMENTS			
Net sales	272,585	214,546	27.1%
Cost of sales	258,088	170,593	51.3%
SG&A expenses	49,022	41,870	17.1%
Operating income	(34,525)	2,081	(1759.1%)
Other income	3,005	3,618	(16.9%)
Other expenses	4,195	5,267	(20.4%)
Recurring income	(35,715)	431	(8386.5%)
Extraordinary gain	13,558	338	3911.2%
Extraordinary loss	14,292	33,903	(57.8%)
Income(Loss) before income taxes	(36,449)	(33,137)	10.0%
Income taxes	350	245	42.9%
Net income(loss) for the period	(36,799)	(33,383)	10.2%
Net income(loss) per share(yen)	(335.17)	(331.08)	1.2%

BALANCE SHEETS	March 31		
ASSETS	2000	1999	
Total current assets	178,158	234,006	(23.9%)
Property and equipment	68,351	74,868	(8.7%)
Intangible fixed assets	6,754	1,899	255.7%
Investments and advances	109,096	105,541	3.4%
Deferred assets	743	1,446	(48.6%)
Total assets	363,105	417,762	(13.1%)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Total current liabilities	167,964	100,179	67.7%
Total long-term liabilities	89,615	216,946	(58.7%)
Shareholders' equity	105,524	100,636	4.9%
Total liabilities and shareholders' equity	363,105	417,762	(13.1%)

Note: The above financial information was prepared using accounting principles generally accepted in Japan.

NEWS RELEASE

SEGA CORPORATION
November 20, 2001

SEGA CORPORATION
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDING MARCH 31, 2002

INCOME STATEMENTS	Interim Period Ended September 30, 2001 Millions of yen	Previous Interim Period Ended September 30, 2000 Millions of yen	Previous Fiscal Year Ended March 31, 2001 Millions of yen
Net sales	97,792	119,457	242,913
Cost of sales	67,820	106,876	218,235
SG&A expenses	24,192	40,734	76,696
Operating income (loss)	5,779	(28,153)	(52,018)
Other income	2,017	4,018	10,933
Other expenses	2,662	5,200	11,651
Recurring income (loss)	5,134	(29,334)	(52,736)
Extraordinary gain	5,128	70	78,380
Extraordinary loss	28,779	1,209	81,137
Loss before income taxes	(18,516)	(30,473)	(55,493)
Income taxes	2,251	4,031	(792)
Minority interests in earnings of Consolidated Subsidiaries	103	(2,049)	(2,971)
Net loss for the period	(20,871)	(32,456)	(51,729)
Net loss per share (yen)	(141.60)	(211.63)	(341.58)

BALANCE SHEETS	Interim Period As of September 30, 2001 Millions of yen	Previous Interim Period As of September 30, 2000 Millions of yen	Previous Fiscal Year As of March 31, 2001 Millions of yen
ASSETS			
Total current assets	126,083	190,886	96,853
Property and equipment	61,593	73,127	66,997
Intangible fixed assets	11,627	12,562	11,236
Investments and advances	79,241	66,323	109,368
Deferred assets	1,184	376	10
Total assets	279,730	343,276	284,465
LIABILITIES AND SHAREHOLDERS' EQUITY			
Total current liabilities	127,182	115,626	155,106
Total long-term liablities	66,636	90,335	36,878
Minority interests in consolidated subsidiaries	881	(3,480)	793
Shareholders' equity	85,029	140,794	91,687
Total liabilities and shareholders' equity	279,730	343,276	284,465

NET SALES BY SEGMENT	Interim Period Ended September 30, 2001 Millions of yen	Previous Interim Period Ended September 30, 2000 Millions of yen	Previous Fiscal Year Ended March 31, 2001 Millions of yen
Amusement machine sales	35,823	29,557	62,225
Amusement center operations	34,970	38,435	74,657
Consumer products	37,010	51,796	115,753
Eliminations	(10,011)	(331)	(9,722)
Total	97,792	119,457	242,913

Note: The above financial information was prepared using accounting principles generally accepted in Japan.

SEGA CORPORATION
November 20, 2001

SEGA CORPORATION
INTERIM NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDING MARCH 31, 2002

	Interim Period Ended September 30, 2001	Previous Interim Period Ended September 30, 2000	Previous Fiscal Year Ended March 31, 2001
	Millions of yen	Millions of yen	Millions of yen
INCOME STATEMENTS			
Net sales	50,125	127,188	192,713
Cost of sales	39,638	124,278	185,573
SG&A expenses	8,870	16,499	27,908
Operating income (loss)	1,615	(13,589)	(20,768)
Other income	2,528	2,283	8,236
Other expenses	2,534	2,629	5,230
Recurring income (loss)	1,609	(13,935)	(17,762)
Extraordinary gain	4,073	-	77,947
Extraordinary loss	33,526	3,426	146,264
Loss before income taxes	(27,842)	(17,361)	(86,080)
Income taxes	80	620	1,160
Net loss for the period	(27,922)	(17,982)	(87,240)
Net loss per share (yen)	(189.15)	(117.25)	(559.05)

	Interim Period As of September 30, 2001	Previous Interim Period As of September 30, 2000	Previous Fiscal Year As of March 31, 2001
	Millions of yen	Millions of yen	Millions of yen
BALANCE SHEETS			
ASSETS			
Total current assets	91,529	178,964	105,884
Property and equipment	37,772	67,044	41,917
Intangible fixed assets	4,343	5,601	3,871
Investments and advances	104,603	110,750	143,808
Deferred assets	1,184	376	10
Total assets	239,433	362,737	295,492
LIABILITIES AND SHAREHOLDERS' EQUITY			
Total current liabilities	97,534	92,138	133,431
Total long-term liablities	64,452	80,351	34,991
Shareholders' equity	77,446	190,248	127,069
Total liabilities and shareholders' equity	239,433	362,737	295,492

Note: The above financial information was prepared using accounting principles generally accepted in Japan.

02 APR 16 AM 11:05

SEGA Corporation
May 26, 2000

Notice of the Change of Representative Directors

We are pleased to inform that, at the board of directors meeting held on May 26, 2001, the board resolved the change of Representative Directors.

Shoichiro Irimajiri, President and Representative Director, resigns from the office of President to become Vice Chairman of the board, and Isao Okawa, Chairman and Representative Director, will concurrently assume the office of President.

SEGA has been restructuring its business to enter into the network business. It has been spearheading the effort of the CSK group in connection with its network strategy at the outset, and intends to further accelerate the speed of its reform since the prevailing business model, i.e. combination of hardware production and packaging software, is becoming out of date. SEGA realizes that it is crucial to strengthen the integration of the SEGA group in order to take full advantage of its corporate resources, and concentrate on the network business.

Isao Okawa, founder of CSK/SEGA group, who shows strong leadership, will concurrently assume the chairmanship and presidency of the Company and strives to improve the performance of SEGA for it to become a leading company in network entertainment business.

Shoichiro Irimajiri will initiate a project to build cutting-edge broadband services in the consumer business and amusement business.

02 APR 16 AM 11:05

SEGA Corporation
May 26, 2000

Re: Grant of Stock Options (Warrant)

Please be informed that a "Grant of Stock Options" was resolved at the meeting of the board of directors held on May 26, 2000. The details are as follows:

1. Reason for the Grant

To increase the work motivation of directors and employees by making their benefits depend on the performance of the Company

2. Eligible Persons

10 directors and 325 employees remaining as of June 29, 2000, when the 42nd annual general meeting of shareholders (the "Shareholders' Meeting") will be held.

3. Types of Shares of Stock issued on Exercise of the Stock Options

Par value shares of common stock with face value

4. Number of Shares subject to the Stock Options

Up to 681,500 shares will be subject to the stock option plan. Number of shares to be granted to directors and employees are 142,000 shares and 539,500 shares, respectively.
However, in case that the Company splits up or combines its shares, the number of shares to be issued by the stock options to the eligible persons will be recalculated by the predetermined formula.

5. Exercise Price of Shares

Exercise price of shares relating to the stock options will be the highest of the following three values:

(1) 1.05 times the average of the closing price at the Tokyo Stock Exchange of the par value shares of common stock of the Company on each of the days of the month preceding the month in which the stock options are granted"
(2) 1.05 times the closing price at the Tokyo Stock Exchange of such shares on the day on which the meeting of the board of directors is held, which convenes the Shareholders' Meeting.
(3) 1.05 times the closing price at the Tokyo Stock Exchange of such shares on the day on which the Shareholders' Meeting is held.

6. Exercising Period of Stock Options
   From July 31, 2000 to June 30, 2002

7. Conditions to Exercise the Stock Options
   1) A director with the stock options who loses his directorship but remains an employee of the Company will still be entitled to exercise the stock options. Likewise an employee with the stock options who loses his employee status but becomes a director will still be entitled to exercise the stock options.
   2) Transfer, collateral, other disposals and inheritance of the options are not permitted.

203372 v02.LA (4cx802!.DOC)

4/5/02 10:11 AM (38845.0001)

02 APR 16 AM 11:05

May 26, 2000

Re: Changes of Officers of the Company

The Company decided to appoint the following persons as officers at the meeting of the board of directors of the Company held on May 26, 2000.

1. Eighteen Officers (As of June 29, 2000)

Senior Executive Officer:

Shunichi Nakamura

Executive Officers:

Hidekazu Yukawa
Nobuhisa Yamada (Promoted)
Keiji Mori (Promoted)

Officers:

Yu Suzuki
Minoru Ando (Newly appointed)
Hirohisa Sato (Newly appointed)
Hisao Koguchi (Newly appointed)
Masahiko Sone (Newly appointed)
Shoichi Yamazaki (Newly appointed)
Takeshi Uehara (Newly appointed)
Tokinori Kaneyasu (Newly appointed)
Takeshi Utsumi (Newly appointed)
Yuji Naka (Newly appointed)
Shiro Hagiwara (Newly appointed)
Toshiya Tabata (Newly appointed)
Seigo Tabira (Newly appointed)
Akira Sugano (Newly appointed)

May 26, 2000

Notification of the resolution of the Board of Directors

1. Date of resolutions of the board of directors: May 26, 2000.

2. Date of Ordinary General Meeting of Shareholders: June 29, 2000

3. Place of the Meeting: 2-12 Haneda 1-chome, Ohta-ku, Tokyo
   Head Office of the Company

4. Matters to be resolved at the Meeting:

   Matters to be reported: Report on the balance sheets as of March 31, 2000 and the business report and the statement of income for the 42nd business term (April 1, 1999 to March 31, 2000)

   Matters to be resolved:

First Item:	Proposal for disposal of losses for the 42nd business term
Second Item:	Changes to articles of incorporation
Third Item:	Transfer of part of the amusement center operation business.
Fourth Item:	Transfer of part of the game software R&D business.
Fifth Item:	Election of 10 Directors
Sixth Item:	Election of 4 Statutory Auditors
Seventh Item:	Grant of stock options to eligible directors and employees
Eighth Item:	Special bonuses for retired directors and auditors

02 APR 16 AM 11:05

SEGA Corporation
June 1, 2000

Notice on the Amendment to Candidate of Directors to be Appointed

At the meeting of the Board of Directors of SEGA on June 1, 2000, the following amendment on candidates of directors to be appointed was resolved.

1. The reason for the amendment

To strengthen the network business of the Company

2. Details of the amendment
   - Before Amendment

     Candidates for new directors (as of June 29, 2000)
     Senior Managing Director: Akira NAGAI (Senior Executive Officer)
     Senior Managing Director: Hideki SATO (Executive Officer)
     Director: Hideki OKAMURA (Officer)
     Director: Muneaki MASUDA (President and Representative Director of Culture Convenient Club Co., Ltd.)

   - After Amendment

     Candidates for new directors (as of June 29, 2000)
     Senior Managing Director: Akira NAGAI (Senior Executive Officer)
     Senior Managing Director: Hideki SATO (Executive Officer)
     Director: Hideki OKAMURA (Officer)
     Director: Toshimichi OYAMA (President and Representative Director of ISAO CORPORATION)
     Director: Muneaki MASUDA (President and Representative Director of Culture Convenient Club Co., Ltd.)



02 APR 16 AM 11:05

SEGA Corporation

June 1, 2000

Notice on the Revision of Stock Option Plan

Please be informed that on June 1, 2000 the Company revised the stock option plan, which had been resolved at the meeting of board of directors held on May 26, 2000. The details are as follows:

1. Reason for the Revision

Some of the matters to be resolved at the 42nd general shareholders meeting to be held on June 29, 2000 were changed.

2. Terms to be revised

"2. Persons eligible for the grant of stock options " and "4. Number of Shares to be issued for Stock Option"

3. Revised Points

Revised Points are underlined.

Before Revision

Persons, Eligible for stock options

10 directors and 325 employees remaining as of June 29, 2000 when the 42nd annual general meeting of shareholders will be held.

After Revision

Persons, Eligible for stock options

11 directors and 325 employees remaining as of June 29, 2000 when the 42nd annual general meeting of shareholders will be held.

Before Revision

Number of Shares to be issued for Stock Option

Up to 681,500 shares will be subject to the stock option plan. Number of shares given to directors and employees are 142,000 shares and 539,500 shares, respectively.

After Revision

Number of Shares to be issued for Stock Option

Up to 691,500 shares will be subject to the stock option plan. Number of shares given to directors and employees are 152,000 shares and 539,500 shares, respectively.

203376 v02.LA (4cxc02!.DOC)

4/5/02 10:08 AM (38845.0001)

(Summary Translation) June 13, 2000

SEGA ENTERPRISES, LTD.

2-12, Haneda 1-chome
Ohta-ku, Tokyo 144-8531
Isao Okawa
Chairman and President

02 APR 16 AM 11:05

Notice of Convocation of the 42nd Ordinary General Meeting of Shareholders

Dear Shareholders:

You are hereby notified that the 42nd Ordinary General Meeting of Shareholders (the "Meeting") will be held as stated below. You are respectfully requested to attend the Meeting.

Furthermore, since you are entitled to exercise your voting right by written form in the event that you are unable to attend the Meeting, please see the reference documents herewith and send the voting certificate, on which you indicate your approval or disapproval of the matters proposed in the following agenda, after affixing your seal impression.

Particulars

1. Date and Time: 10:00 a.m. on June 29, 2000
2. Place of the Meeting: Conference Room of Head Office of the Company
   2-12, Haneda 1-chome
   Ohta-ku, Tokyo
3. Agenda:

Matters to be reported:

Report on the balance sheets as of March 31, 2000 and the business report and the statement of income for the 42nd business term (April 1, 1999 to March 31, 2000)

Matters to be resolved:

First Item:	Proposal for disposal of losses for the 42nd business term
Second Item:	Changes to the articles of incorporation
Third Item:	Transfer of part of the amusement center operation business
Fourth Item:	Transfer of part of the game software R&D business
Fifth Item:	Election of 11 Directors
Sixth Item:	Election of 4 Statutory Auditors
Seventh Item:	Grant of stock options to eligible directors and employees

End

If you attend the meeting in person, please submit the enclosed voting exercise form to the receptionist at the place of the meeting.

PROPOSAL FOR DISPOSAL OF LOSSES

THE 42ND BUSINESS TERM (THE YEAR ENDED MARCH 31, 2000)

Un-disposed losses at the end of the fiscal year:	¥33,361,448,850
Reversal of special tax purpose reserve	8,943,199
Total	33,352,505,651
The above shall be disposed of as follows:	
Losses carried forward:	¥33,352,505,651

203362 v02.LA (4cwy02!.DOC)

4/5/02 9:48 AM (38845.0001)

SEGA ENTERPRISES, LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2000

	2000 Millions of yen	1999 Millions of yen	%Increase (Decrease)
INCOME STATEMENTS			
Net sales	272,585	214,546	27.1
Cost of sales	258,087	170,594	51.3
SG&A expenses	49,022	41,871	17.1
Operating income (loss)	(34,525)	2,081	-
Other income	3,005	3,619	(17.0)
Other expenses	4,195	5,269	(20.4)
Recurring income (loss)	(35,715)	431	-
Extraordinary gain	13,558	338	3911.2
Extraordinary loss	14,292	33,906	(57.8)
Loss before income taxes	(36,449)	(33,137)	10.0
Income taxes	350	245	42.9
Net loss for the period	(36,799)	(33,383)	8.4
Net loss per share (yen)	(300.42)	(331.08)	(9.3)

	2000 As of March 31, 2000 Millions of yen	1999 As of March 31, 1999 Millions of yen	%Increase (Decrease)
BALANCE SHEETS			
ASSETS			
Total current assets	178,158	234,006	(23.9)
Property and equipment	68,351	74,868	(8.7)
Intangible fixed assets	6,754	1,899	255.7
Investments and advances	109,096	105,541	3.4
Deferred assets	743	1,446	(48.6)
Total assets	363,105	417,762	(13.1)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Total current liabilities	167,964	100,179	67.6
Total long-term liablities	89,615	216,946	(58.7)
Shareholders' equity	105,524	100,636	4.9
Total liabilities and shareholders' equity	363,105	417,762	(13.1)

	2000 Millions of yen	1999 Millions of yen	%Increase (Decrease)
NET SALES BY DIVISION			
Consumer products	152,539	68,433	122.9
Amusement center operations	74,913	87,942	(14.8)
Amusement machine sales	37,881	56,203	(32.6)
Royalities on game software	7,251	1,966	268.8
Total	272,585	214,546	27.1
Exports	109,853	32,416	238.9

Note: The above financial information was prepared using accounting principles generally accepted in Japan.

Reference Materials to Assist Shareholders in Exercising their Vote

1. Total Number of Shares owned by shareholders with right to vote: 121,668,100 shares

2. Matters to be resolved and related information

First Item: Approval of the plan for disposal of losses for the 42nd business term

The Company recorded a net loss this year, caused by capital expenditures for Dreamcast sales in North America and Europe, network business, and by the effects of unfavorable consumption in Japan.
The Company will carry forward to the next term the loss of ¥33,352,505,651.
Regrettably, the Company decided to forgo the payment of dividends for this term.

Second Item: Changes to Articles of Incorporation

Changes to the Articles of Incorporation and Reasons therefor

1) To change the Company's trade name to be more in unity with its registered trademark "SEGA"
2) To add and change the corporate purposes of the Company in order to prepare for diversification of its business
3) To increase the number of authorized shares of the Company from 200,000,000 to 600,000,000 in order to carry out issuances of shares to non-stockholders (or any particular stockholders), and issuances of convertible bonds and stock options
4) To change the number of treasury shares that can be retired, from 10,063,300 shares to 15,849,500 shares, in accordance with the increase of the issued shares of the Company
5) To revise the provisions regarding the place to hold general meetings of shareholders for shareholders' convenience

Third Item: The Spin-off of Amusement Center Operation Business

1. Reason for the Spin-off

The amusement center operation has been the Company's core business since its establishment. The Company has been contributing to enhance the image of the amusement market and to develop the overall amusement industry. In keeping with the diversification of forms of entertainment and ever rapidly changing fashions, the Company recognizes the need to slim down and make its operations more efficient to meet the needs of its customers.

The Company therefore decided to spin off its Amusement Center Operation Business to five of the subsidiaries of the Company, each of which will operate in one of the five regions to be divided.

The Company believes that by carrying out these spin-offs it will be able to establish clear chains of responsibility and a quicker decision-making process. The spin-offs will also allow the Company to better carry out its operations in each region by being in touch with the community it serves there, and, in the end, build up businesses producing substantial and stable sources of income.

2. The Amusement Center Operation Business of the Company is to be spun off to the following companies:
   (1) Sega Amusement Higashi-nihon Ltd.
   (2) Sega Amusement Tokyo Ltd.
   (3) Sega Amusement Tokai Ltd.
   (4) Sega Amusement Kansai Ltd.
   (5) Sega Amusement Nishi-nihon Ltd.

Fourth Item: Spin-off of Software R&D Departments

1. The reason for the Spin-off:

The Company has produced a large number of popular titles that are internationally recognized and many of the number one game titles in Japan. The Company boasts a library of 3,000 or more titles, all of which were self-developed. SEGA will spin off its R&D departments into nine companies that are to be established.

The purpose of the above spin-offs is to create the most prominent game software houses based on advanced development power and network technology cultivated by

Dreamcast. In the future, the Company sees the possibility of taking public any of these R&D companies that have performed well.

2. The Software R&D Departments of the Company are to be spun off into the following companies:

(1) Wow Entertainment
(2) Hitmaker
(3) Amusement Vision
(4) SEGA Rosso
(5) Smilebit
(6) Overworks
(7) Sonic Team
(8) United Game Artists
(9) Wave Master

Fifth Item: Election of 11 directors

At the close of this General Meeting of Shareholders, all of the directors of the Company will complete their term and Mr. Sadahiko Hirose, Mr. Yasushi Akiyama, and Mr. Yukio Sonoyama will resign from their positions. To strengthen management, the Company requests election of the following eleven directors including five new appointees:

Isao Okawa: Chairman, President and Representative Director of the Company (present)
Shoichiro Irimajiri: Vice Chairman and Representative Director of the Company (present)
Tetsuo Takakura: Managing Director of the Company (present)
Hisashi Suzuki: Vice president and Director of the Company (present)
Yoshiji Fukushima: Director of the Company (present)
Masahiro Aozono: Vice President and Director of the Company (present)
Akira Nagai: Senior Executive Officer of the Company (newly appointed)
Hideki Sato: Executive Officer of the Company (newly appointed)
Hideki Okamura: Officer of the Company (newly appointed)
Toshimichi Oyama: Representative Director and President of another company (newly

appointed)

Muneaki Masuda: Representative Director and President of another company (newly appointed)

Sixth Item: Election of four statutory auditors

Mr. Kenji Hashidate, statutory auditor of the Company resigned his position as of July 1, 1999, and all of the statutory auditors excluding Mr. Hashidate will complete their terms at the end of the Meeting. The Company requests election of the following four statutory auditors including one new appointee.

Kazutada Ieda:	Statutory Auditor of the Company (present)
Iwao Nishi:	Statutory Auditor of the Company (present)
Kinsuke Miyazaki:	Statutory Auditor of the Company (present)
Yoshiyasu Gemma:	Statutory Auditor of CSK Corporation.

Seventh Item: Stock Options to Directors and Employees of the Company

These stock options are intended to enhance the work motivation of the directors and employees of the Company and conditioned on the approval of the Fifth Item.

The names of directors and employees eligible for stock options:

Directors:

Isao Okawa (20,000 shares), Shoichiro Irimajiri (20,000 shares), Akira Nagai (15,000 shares), Hideki Sato (15,000 shares), Tetsuo Takakura (12,000 shares), Hideki Okamura (10,000 shares), Hisashi Suzuki (20,000 shares), Yoshiji Fukushima (10,000 shares), Masahiro Aozono (10,000 shares), Toshimichi Oyama (10,000 shares), and Numeaki Masuda (10,000 shares)

Employees:

Hisao Oguchi (15,000 shares), Yuji Naka (15,000 shares), Shun Arai (11,000 shares), Satoshi Ueno (11,000 shares), Noriyoshi Ohba (11,000 shares), Kenji Sasaki (11,000 sahres), Naruhito Tanno (11,000 shares), Rikiya Nakagawa (11,000 shares), Toshihiro Nagoshi (11,000 shares), Tadao Masui (11,000 shares), Kazunori Miki (11,000 shares),

Tetsuya Mizuguchi (11,000 shares), Yukifumi Makino (10,500 shares), Yu Suzuki (10,000 shares), Shunichi Nakamura (10,000 shares), Hidekazu Yukawa (7,000 shares), Nobuhisa Yamada (7,000 shares), Keiji Mori (7,000 shares), Takayuki Kawagoe (6,000 shares), Kazunari Tsukamoto (6,000 shares), Satoshi Mifune (6,000 shares), Makoto Osaki (5,500 shares), Tsutomu Osanai (5,500 shares), Tsutomu Kiyosue (5,500 shares), Ken Sakakibara (5,500 shares), Ryuichi Hattori (5,500 shares), Kaoru Yamamoto (5,500 shares), Minoru Ando (5,000 shares), Hirohisa Sato (5,000 shares), Masahiko Sone (5,000 shares), Shoichi Yamazaki (5,000 shares), Takeshi Uehara (5,000 shares), Tokinori Kaneyasu (5,000 shares), Takeshi Utsumi (5,000 shares), Shiro Hagiwara (5,000 shares), Toshiya Tabata (5,000 shares), Seigo Tabira (5,000 shares), Akira Sugano (5,000 shares), Jun Taguchi (5,000 shares), Fumitaka Shibata (5,000 shares), Kyogo Hiraoka (5,000 shares), Toshiro Kezuka (5,000 shares), Yoshio Sakai (5,000 shares), Daizaburo Sakurai (5,000 shares), and Yasuo Tazoe (5,000 shares)

Each of the following employees is to be given 2,000 shares:
Yukio Aoyama, Schoichi Iikawa, Nobuhiko Ishihara, Omura Kaji, Akihiro Kanamori, Hideyasu Tase, Isamu Tsuji, Masahiro Nakagawa, Masanao Maeda, Kazahisa Miyake, Yoshiharu Yamashige, Hajime Wasai, and Tsuneo Watanabe.

Each of the following employees is to be given 1,000 shares:
Naoyoshi Aoki, Takanori Akiyama, Masaaki Iguchi, KazuhiroIsaki, Masami Ishikawa, Shinji Ito, Chiaki Itofusa, Kunihisa Ueno, Eikichi Utsugi, Munehiro Umeoka, Kensuke Egashira, Toshihiro Oba, Hiroaki Omura, Keiji Okayasu, Toshiyuki Kaji, Masaaki Kataoka, Minoru Kanenari, Hideyuki Kanemura, Minoru Kabuta, Koichi Kawashima, Masahiro Kawamura, Koichi Kikuchi, You Kikuchi, Atsushi Kitahara, Yukinari Kimura, Yoshikazu Keino, Keita Kojima, Kazuo Goto, Yutaka Saito, Sakakino Hideki, Ryoichi Sakuma, Fumiaki Sadano, Satoru Sato, Takeshi Shinozaki, Hitoshi Shimazaki, Yasuo Shimizu, Takashi Shoji, Toshiyuki Sugano, Hideki Suzuki, Takashi Sekimoto, Takeo Tagusari, Kazuo Tamura, Naoya Tsurumi, Katsumi Tojo, Masamitsu Nagoshi, Masaji Nishikawa, Yoshihide Nomura, Yoshihisa Nomura, Itsuo Hashimoto, Kazuhiko Hamada, Takahiko Hirano, Norihito Hirayama, Teruyuki Hirohashi, Kenji Hoshino, Hidenobu Matsui, Masatsuda, Masaki Matsuno, Taku Matsubara, Noboru Manida, Yoshihisa Michinaka, Takashi Miyaguchi, Hisashi Miyazaki, Toshiyuki Murakoshi, Ryosuke Momiyama, Hiroshi Yagi, Ryoji Yanase, Shigeru Yamashita, Katsuhiro Yamada, Tatsuo Yamada, Masaharu Yoshii, Masao Yoshimoto, Katsuyoshi Watanabe, Kunihiko Watanabe, and Noboru Watanabe.

Each of the following employees is to be given 500 shares:

Kazuo Aoki, Mitsuo Aoshima, Takashi Ando, Kiyonari Iizawa, Takashi Iizuka, Mutsumi Ikeda, Keiichi Ishizaki, Tsuyoshi Ishida, Kaoru Ichigozaki, Toshio Ichibe, Tsuyoharu Ito, Tomoyuki Ito, Mikio Ine, Toru Inoue, Toshikuni Inoue, Kenichi Iwanaga, Yuji Uekawa, Hiroshi Uemura, Kenichi Uchida, Makoto Uchida, Masamitsu Uchida, Satoshi Uno, Keiichi Umehara, Hideaki Eguchi, Masahiko Ouchi, Yoshiki Ooka, Masahiko Ogawara, Hiroshi Oki, Kazuhiko Oshiba, Yuji Ozono, Kenji Otsuji, Kanji Omatsu, Hidetaka Owaki, Shigemi Okazaki, Akitoshi Ogawa, Takahiro Ohara, Satoshi Kagami, Mitsuhiko Kakita, Tetsuya Kaku, Saburo Kage, Hiroshi Kataoka, Kenji Kato, Takashi Kato, Hiroaki Kadokura, Osamu Kuzuno , Hisatoshi Kanazawa, Yoshimitsu Kanemura, Tsuneo Kamijo, Hiroshi Kamimura, Mitsuo Kawakami, Hiroshi Kawaguchi, Masatoshi Kawaguchi, Yukio Kawasaki, Junshi Kawano, Hideaki Kawamura, Hiroshi Kawarazaki, Keenan Timosy, Hirohito Kikuchi, Masatoshi Kitamura, Mahiro Kimura, Junji Kudo, Hajime Kubota, Hisashi Koakutsu, Junichi Kogo, Akihiko Kono, Michio Kono, Hirokazu Kojima, Rieko Kodama, Takeshi Goda, Mie Goda, Kanji Kobayashi, Hirotsugu Kobayashi, Hiroki Koyama, Masaki Kondo, Tomoaki Saito, Masayoshi Sakai, Tsuneharu Sakamoto, Hisaya Sakurai, Motoharu Sakurai, Isao Sasaki, Emi Sasaki, Yoichi Sato, Akihiro Sato, Takeshi Sano, Ryuzo Shiino, Hiroyuki Shiba, Toshihiro Shibazaki, Atsuo Shima, Katsuaki Shimizu, Junichi Shimizu, Yasutomo Shimizu, Shigeru Shimozono, Mitsunari Shiroiwa, Koji Shirakawa, Tetsuo Shinyu, Yukio Sugino, Hiroki Sugimoto, Satoshi Sudo, Mikio Suyama, Atsushi Seimiya, Hiroyuki Seki, Yoshihiro Sonoda, Satoshi Sonoya, Kazuhiro Takase, Eiichi Takahashi, So Takahashi, Mitsuru Takahashi, Koichi Takayasu, Yoshinobu Takizawa, Kazuyoshi Takeuchi, Yasushi Takeuchi, Shojiro Tanaka, Tadayuki Tanaka, Masahiro Tanaka, Yoshinori Taniguchi, Katsumi Tarukawa, Kouji Tsuchiya, Junichi Tsuchiya, Hiroshi Tsuchiya, Masato Tsurikizawa, Morito Tojo, Kenji Tozaki, Shingo Dote, Donald Bayker, Masanori Nagai, Hiroshi Nakanishi, Toru Nakabayashi, Ryo Nakamura, Yasushi Nagumo, Ryuji Namiki, Keiichi Narita, Tatsutoshi Narita, Akira Nishikawa, Tatsuya Nishimura, Akinori Nishiyama, Atsuhiro Nihei, Kaname Noda, Kazuhiro Hasegawa, Seiji Katsuhiro Hasegawa, Seizo Hasegawa, Yoshiaki Hasegawa, Kimihito Hatazawa, Hiroyuki Happo, Shinobu Hamada, Naoki Hayshiyama, Ryoichi Hara, Yoshiteru Hara, Katsuhiko Hirabayashi, Hisato Fukumoto, Mutsuhiro Fujii, Takenori Fujishima, Masafumi Fujita, Takashi Fujimura, Motoshige Hokoyama, Naohiko Hoshino, Shuji Hori, Satoshi Horiba, Yoshiharu Honda, Tetsushi Maeda, Masahiro Yasunobu, Sei Masui, Toru Matsuo, Seiichi Matsushita, Yoshinori Matsuhashi, Yoshihiko Miura, Kenji

Mizumoto, Katsunori Mitsuka, Takenobu Mitsuyoshi, Kunihide Miyai, Satoshi Miyagi, Hiroyuki Miyazaki, Katsumi Murakami, Koji Murayama, Katsuhiko Mochizuki, Miyuki Yasuoka, Hirokazu Yasuhara, Masahiko Yano, You Yamaki, Yukiyoshi Yamashita, Yuki Yamanaka, Shigeyoshi Yamamoto, Ken Yamamoto, Naomi Yamamoto, Masanobu Yamamoto, Toyohiro Yoshioka, Koji Yoshida, Takeshi YoshimotoHiroyasu Yo, Kazutoshi Watanabe, Norio Watanabe, Shigeo Watari and Naohiro Warama

Notice regarding the Merger of the Accounting Firm of the Company:

The Accounting Firm of the Company, Chuo Audit Corporation, merged with Aoyama Audit Corporation on April 1, 2000. The merged company's name is ChuoAoyama Audit Corporation. ChuoAoyama continues to audit the Company.

Interim Consolidated Statements of Cash Flows
SEGA CORPORATION and Consolidated Subsidiaries

	For the Year Ended March 31, 2001
Cash Flows from Operating Activities	
Loss before income taxes and minority interests in earnings of consolidated subsidiaries	(43,429)
Depreciation and amortization	23,945
Transfer of amusement machines and facilities from investing activities	(9,441)
Provision for doubtful accounts	4,828
Interest and dividend income	(1,462)
Interest expense	3,226
Net loss o foreign exchange	2,144
Equity in losses of non-condolidated subsidiaries and affiliates	1,442
Loss on sale or dispose of property and equipment	1,115
Gain on sale or dispose of investments in securities	(10,205)
Gain on sale of network department	(3,572)
Additional benefits for retirees	2,016
Reserve for guaranteed obligation	1,589
Increase in notes and accounts receivable	(4,498)
Decrease in inventories	18,203
Increase in notes and accounts payable	3,455
Others	4,460
Subtotal	(8,180)
Interest and dividends received	1,294
Interest paid	(3,045)
Proceeds from sale of network department	4,700
Payments for additional benefits for retirees	(2,016)
Payment for dissolution of a subsidiary	(2,983)
Income taxes paid	(570)
Net cash used in operating activities	(8,801)
Cash Flows from Investing Activities:	
Proceeds from sale of cash trust for investment	4,834
Payments for purchases of property and equipment	(12,889)
Proceeds from sales of property and equipment	5,560
Payments for purchases of investment securities	(11,797)
Proceeds from investment securities	9,024
Payments for purchases of consoliated subisiriaries	(233)
Payment for advances	(286)
Proceeds from collections of advances	1,967
Payment for fixed leasehold deposits	(557)
Proceeds from collections of fixed leasehold deposits	3,031
Other	(502)
Net cash used in investing activities	(1,848)
Cash Flows from Financing Activities	
Increase in short-term bank loans, net	3,940
Issuance of long-term debt	1,875
Repayment of long-term debt	(887)
Issuance of convertible bonds	4,969
Redumption of convertible bonds	(29,371)
Dividends paid	(2,384)
Other	244
Net cash provided by investing activities	(21,613)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,034)
Net decrease in Cash and Cash Equivalents	(33,297)
Cash and Cash Equivalents at Beginning of Year	128,227
Increase of Cash and Cash Equivalents from Addition of Consolidated Subsidiaries	3,395
Cash and Cash Equivalents at End of Year	98,325

02 APR 16 AM 11:05

SEGA Corporation

June 16, 2000

Re: Amendments to the Provisional Report on Closing of Accounts for the year ended March 31, 2000

Please be informed that the Company will amend the Provisional Report on Closing of Accounts for the year ended March 31, 2000 ("Provisional Report"), announced on May 26, 2000. The details are as follows:

1. The Company will add the following information in the Provisional Report for the year ended March 31, 2000.

(1) Condition of Consolidated Cash Flows

(¥million)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and cash equivalents at end of year
F. Year ended March 2000	(8,801)	(1,848)	(21,613)	98,325
F. Year ended March 1999	-	-	-	-

(Note: The numbers in parentheses represent negative numbers.)

2. Corrections of Consolidated Statement of Retained Earnings

	Before Correction	After Correction
Decrease in deficit at beginning of year affected by the introduction of deferred tax accounting	182	-
Decrease in deficit affected by increase in the number of the affiliates adopting equity method	180	362

203378 v02.LA (4cx#02!.DOC)

4/5/02 10:10 AM (38845.0001)

June 29, 2000

Re: Changes of Officers of the Company

At the meeting of board of directors of June 29, 2000, the Company decided to appoint one officer in addition to the officers appointed at the meeting of the board of directors of the Company held on May 26, 2000. The name of the additional officer is underlined.

02 APR 16 AM 11:05

1. Nineteen Officers (As of June 29, 2000)

Senior Executive Officer:

Shunichi Nakamura

Executive Officers:

Hidekazu Yukawa

Nobuhisa Yamada (Promoted)

Keiji Mori (Promoted)

Officers:

Yu Suzuki

Minoru Ando (Newly appointed)

Hirohisa Sato (Newly appointed)

Hisao Koguchi (Newly appointed)

Masahiko Sone (Newly appointed)

Shoichi Yamazaki (Newly appointed)

Takeshi Uehara (Newly appointed)

Masanao Maeda **(Newly appointed)**

Tokinori Kaneyasu (Newly appointed)

Takeshi Utsumi (Newly appointed)

Yuji Naka (Newly appointed)

Shiro Hagiwara (Newly appointed)

Toshiya Tabata (Newly appointed)

Seigo Tabira (Newly appointed)

Akira Sugano (Newly appointed)



SEGA CORPORATION

ANNUAL REPORT 2000

Year ended March 31, 2000

CONSOLIDATED FINANCIAL HIGHLIGHTS

SEGA Enterprises, Ltd. and Consolidated Subsidiaries
Years ended March 31, 1998, 1999 and 2000

			Millions of yen	Thousands of U.S. dollars
	1998	1999	2000	2000
For the year:				
Net sales:				
Consumer products	¥114,457	¥ 84,694	¥186,189	$1,754,018
Amusement center operations	94,521	93,128	79,212	746,227
Amusement machine sales	122,627	88,372	73,654	693,867
Total	¥331,605	¥266,194	¥339,055	$3,194,112
Cost of sales	¥270,710	¥201,819	¥290,492	$2,736,618
Gross profit	60,895	64,375	48,563	457,494
Selling, general and administrative expenses	74,862	62,287	88,917	837,654
Operating (loss) income	(13,967)	2,088	(40,354)	(380,160)
Net loss	(35,635)	(42,881)	(42,880)	(403,957)
Depreciation and amortization	23,336	26,141	23,945	225,577
At year-end:				
Total assets	368,963	425,614	375,341	3,535,949
Total shareholders' equity	122,047	80,641	80,725	760,480
Financial ratios:				
Return on average assets	—%	—%	—%	—%
Return on average equity	—	—	—	—
Payout ratio	—	—	—	—

			Yen	U.S. dollars
	1998	1999	2000	2000
Net loss per share—basic	¥(354.1)	¥(425.3)	¥(390.6)	$(3.68)
Cash dividends per share	38.0	39.0	—	—

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥106.15=US$1, the exchange rate prevailing at March 31, 2000.
2. Net loss per share figures have been computed using the weighted average number of shares outstanding during each period.

CONTENTS

Message from the Chairman and President ... 2
Our Medium-Term Strategy ... 4
The World's Top Creators ... 8
Review of Operations ... 10
Financial Review ... 14
Consolidated Balance Sheets ... 16
Consolidated Statements of Operations ... 18
Consolidated Statements of Shareholders' Equity ... 19
Consolidated Statement of Cash Flows ... 20
Notes to the Consolidated Financial Statements ... 21
Report of Independent Certified Public Accountants on the Consolidated Financial Statements ... 32
Non-Consolidated Statements of Operations ... 33
Non-Consolidated Balance Sheets ... 34
Board of Directors ... 36
Corporate Data ... 37

Note

Virtua NBA: The NBA is a trademark of NBA Properties, Inc.
F355 Challenge: F355 Challenge is a trademark of Ferrari Idea S.A.
Daytona USA: Daytona USA is a trademark of International Speedway Corp.
Sakura Wars: © Sega © RED
Shenmue: © CRI
Star Wars: © & ™ Lucas Film Ltd.

Effective November 1, 2000, the Company's name was changed to SEGA CORPORATION.

SEGA CORPORATION founded in 1951 and incorporated in 1960, is a world leader in interactive digital *entertainment, engaged in the* comprehensive businesses of consumer products, amusement center operations, and amusement machines. To launch the products, technologies, and interactive entertainment of tomorrow, we are centering our creative energies on interactive content.



Electronic
Internet
Services
...wi hange the world.



Isao Okawa
Representative Director, Chairman, and President

Sega to Become the "World's Number-One Network Game Service Provider"

In our consumer product business and amusement business, we are constantly working to create new and innovative games to play, and we have won a strong position in the world of entertainment. Moreover, we anticipated the arrival of the Internet network era early on and have accumulated a substantial library of content and technology.

The arrival of the Internet is bringing changes to today's world in a wide range of areas, including society in general, individual ways of thinking, and the way we live.

Amid this transformation, the CSK◦SEGA Group has set the corporate goal of changing the world through Electronic Service, which we call ES for short. We are taking full advantage of the know-how, experience, and sensitivities that we have accumulated to work toward meeting the desires of each and every customer principally through content and services, furnishing them with moving experiences, and providing via the network interactive services that did not exist before and that create a new dimension in the quality of life, thereby bringing a new richness to their lives.

In the years ahead, we plan to focus on the three main pillars of our business:

◦Content business: Provide interactive content focused around network-based games,

◦Network service business: Offer ES to a live community, suited to both narrowband and broadband telecommunication modes, and

◦Amusement business: Provide venues where customers can relax and enjoy something a little out of the ordinary.

In addition, we have set a vision and goal for 2003 of being the "World's Number-One Network Game Service Provider." We will continue to secure revenues through our current content business and amusement business while moving swiftly to increase revenues from our network service business, with the aim of making steady progress toward recovering our position as a highly profitable company.

We look to our shareholders for their continued support and encouragement.

November 1, 2000

Isao Okawa

Isao Okawa
Representative Director, Chairman, and President


Amusement
SEGA®
Network

SEGA's major strengths are its capabilities for developing superior content, assets in the form of a vast collection of software titles, and a proven record in developing a large number of network games. We plan to use these strengths fully to attain our goal of becoming the "World's Number-One Network Game Service Provider." To attain this goal, we have formulated the following strategies and are implementing them aggressively.



Hideki Sato
Vice President

At present, Dreamcast is the only network game console that has a built-in modem. In addition, its positioning and concept differ from those of other game consoles.

In preparation for an era that will come soon, when the network itself will become the platform, we are making the transition from "product provider" offering the game console to "format provider" offering the architecture. To accomplish this, we will proceed with the development of our business operations by licensing the Dreamcast architecture for multiplatform use on PCs, set-top boxes (STBs), audiovisual equipment, mobile telephones, personal digital assistants (PDAs), and other equipment. We will continue to provide software and network services for Dreamcast and these Dreamcast families.



Tetsu Kayama
Executive Adviser

In our content business, to become the world's leading content provider we will develop these operations with a content business orientation. We have divided content provision into (a) package games and (b) network games and will aggressively pursue the following objectives.

◦ For package games, we will make full use of our assets in the form of existing and new titles. We will review and revise our policy of providing content only for the Dreamcast platform and aim to win a dominant number-one share internationally.

◦ For network games, we will aim to consistently lead the industry and win a dominant number-one share of users globally.

For package games, we will provide products and content not only for Dreamcast but also for the platforms of other companies. For each of our software assets, including those created in the past, we will give careful consideration to the characteristics of the hardware of each customer segment, the special features of users, market conditions, and economic considerations and provide content for platforms of other companies.

In addition, network games can only be played in the present environment for the most part on Dreamcast, but with the shift toward multiplatforms with Dreamcast architecture and the expansion of the Dreamcast-compatible equipment family, we will work to expand the lineup of network games. Moreover, by offering amusement, information, and other content, centered around network games and similar to a broadcast (as an Amusement Service Provider (ASP)), we will be able to diversify the number of suppliers (Internet Service Providers (ISPs)), expand the number of members, and increase the value of the content.

Along with these activities, we will work to create new content and new business models with package games and network games as the basis and aim to expand the number of SEGA network customers.



Akira Nagai
Senior Managing Director

The market for the amusement business is mature, but, contrary to what might be expected in such an environment, SEGA's importance is increasing as the number-one company in this area that can provide a stable supply of new products.

As a result of the implementation of a series of aggressive measures to rationalize these business operations, the profitability of our amusement operations and equipment sales is gradually recovering. At present, these activities have become a stable source of profits.

However, the current style of amusement operations has become less attractive, and it is true that they hold little promise for future development. We will therefore concentrate on developing new markets and new customers by creating venues, such as entertainment convenience centers, that offer a wide range of entertainment opportunities and provide customers with the opportunity to relax for about an hour. To this end, we will proceed with the development of "hybrid" outlets that combine all types of opportunities for play and amusement and create venues that provide customers with the chance to relax and enjoy something that is a bit out of the ordinary.

Accordingly, we will aggressively pursue tie-ups with companies in other industries, including cinema, music, animation films, broadcasting, telecommunications infrastructure, restaurants, video, and other enterprises.

In addition, these new "play spaces" will soon be linked by fiber optics. To explore what we can do using fiber-optic links and what interesting opportunities may emerge, we are beginning to try a number of approaches, including net@ experiments. Looking to the arrival of the broadband network era, we will continue trials and exploratory efforts in this area.



Toshimichi Oyama
Senior Managing Director

SEGA's group charged with the mission of implementing ES has already set up activities in four key parts of the world to respond to the arrival of full-scale, high-speed, low-latency network games. These are isao.net in Japan, SEGA.com in the United States, Dreamarena in Europe, and SEGA.COM ASIA in the rest of Asia.

These enterprises will take further steps to offer inexpensive, user-friendly network games and services as well as high-value-added net amusement services based mainly on SEGA content assets to on-line users of Dreamcast, PCs, STBs, mobile telephones, and a range of other equipment.

a) Expanding the lineup of network games
○Supplying new-concept network games
○Establishing network communities
○Creating ASPs for individual network games (content ASPs)
○Promoting cooperation with other ISPs
(b) Strengthening our mobile-related business
○Multidirectional expansion through alliances
○Active provision of content in a format linked to i-mode
○Promotion of overseas expansion
○Establishment of technology for developing and operating Application Program Interface (API)+Servers
(c) Electronic distribution (downloading)
(d) Experiments for application testing of fiber optics
(e) Internet-based telephone services

With unrivalled innovative insight, SEGA's creators generate completely new types of software and stunning content never before imagined.


Smilebit




WOW ENTERTAINMENT

R. Nakagawa

SEGA Bass Fishing
Zombie Revenge
Airline Pilots
Brave Firefighters
Emergency Call Ambulance
The House of The Dead


Get Bass
SEGA BASS FISHING


Hitmaker

H. Oguchi

Top Skater
Crazy Taxi
Virtua Tennis
Derby Owners Club





T. Nagoshi

Virtua Striker
Daytona U.S.A
Spikeout
Virtua NBA







K. Sasaki

SEGA Touring Car Championship
SEGA Rally Championship
STAR WARS Trilogy Arcade
STAR WARS Racer Arcade





S. Arai

Let's Make a Professional Baseball Team
Let's Make a J-League Professional Soccer Club
Let's Play with a Professional Baseball Team
The Typing of the Dead
Jet Grind Radio



SEGA/NET


SONIC TEAM





Y. Naka

Sonic Adventure
Phantasy Star Online
Samba de Amigo
Chu Chu Rocket







OVERWORKS

N. Ohba

Sakura Taisen
Eternal Arcadia
Guru Guru Onsen



T. Mizuguchi

Space Channel 5





Y. Makino

SOUND DEVELOPMENT



Y. Suzuki

Outtrigger
F355 Challenge
18 Wheeler
Virtua Cop
Virtua Fighter
Shenmue








Interactive Services for Amusement Online
isao

Network

Dreamarena


SONIC ADVENTURE

1. TERM REVIEW

Overall Business Results

In fiscal 2000, ended March 31, 2000, severe conditions persisted in the industries in which SEGA operates, which were adversely affected by the increasing complexity in time-consuming recreation styles among the younger generation and competition from mobile phones and other portable devices.

Reflecting the unfavorable conditions in the amusement and consumer video game industries, overall business results were characterized by an increase in sales and a decrease in profits. In the Company's amusement center operations, although conditions are still delicate, the market appears to have bottomed out and is slowly recovering. However, the lackluster performance of Dreamcast in the Japanese market, particularly during the year-end sales rush, took an enormous toll on results for the term.

As a result, consolidated net sales for the term increased 27.4%, to ¥339,055 million, of which Japan-based sales rose 1.1%, to ¥211,803 million, and overseas sales grew 103.7%, to ¥145,521 million. These results can be attributed principally to the September and October 1999 launches of Dreamcast in the United States and Europe, respectively. On the profit side, the Company recorded an ordinary loss of ¥44,271 million, with the net loss for the term amounting to ¥42,880 million.

Furthermore, to recover profitability through corporate streamlining, the Company liquidated its non-performing overseas amusement subsidiaries and wrote off inferior inventories—actions that, combined with the payment of special retirement benefits incurred in its voluntary retirement policy, resulted in the recording of ¥14,636 million in extraordinary losses. The Company also recorded ¥15,479 million in extraordinary income from profits on the sales of investment securities and the transfer of its network department.

In light of the ordinary and net losses incurred due to the temporary advance investments in the launch of Dreamcast in Europe and the United States as well as the maturing of the Japanese video game market, the Company has regretfully elected to forgo the payment of a dividend for the term.


Dreamcast

Results of Individual Divisions

◦Amusement Machine Sales Division

- Net sales: ¥73,654 million (down 16.7% year-on-year)
- Operating loss: ¥2,664 million

SEGA's amusement machine sales operations suffered from the industrywide decline in amusement facilities and the prolonged severe contraction in operator investments. Nevertheless, the Company continued to promote its new genre of games that provide real and dynamic simulations of a variety of professions and strove to expand sales of its popular Airline Pilots and Crazy Taxi games as well as stimulate the market with its new Brave Firefighters and Emergency Call Ambulance games. SEGA also concentrated on developing new products using its NAOMI CG system board and won particular praise for its Ferrari F355 Challenge, which very authentically simulates the experience of driving a Ferrari sports car. In addition, our Derby Owners Club is making an enormous impact as a post music game era industry stimulator. This game, which is currently enjoying healthy sales, simulates racehorse breeding and allows players to store the racehorses they have bred on a portable memory card, which may be used for continued enjoyment at a later time anywhere. The Company also strove to reach such new market segments as the children, family, and women's markets through the sale of such game room sets as our Disney Fun Square and Kids Amusement Corner, which feature popular animated characters.

In overseas operations, although the downsizing of certain of the Company's competitors' operations in the United States led to an enormous increase in market share, new product sales did not grow to the extent forecast owing to the reentry of used products into the market. This factor, combined with the sluggish amusement markets in Europe and Asia, resulted in a decline in sales for the term.

◦Amusement Center Operations Division

- Net sales: ¥79,212 million (down 14.9% year-on-year)
- Operating profit: ¥4,602 million

SEGA's amusement center operations suffered from a contracting market caused by changes in the consumption expenditure trends of



the younger generation—the segment's primary target—and the Company closed 246 locations, focusing on low-efficiency, small-scale operations. The market environment remained severe during the term with the natural weeding-out of small-scale operations continuing in the face of sudden changes in market conditions. Against this backdrop, the Company accelerated its detailed, locally rooted operational policies and special patron-gathering measures. Thanks to these efforts and the continuing popularity of SEGA's Derby Owners Club, patron numbers are recovering, and operational results are steadily improving. As a result of these factors, although sales declined due to the closing of several amusement locations, the Company succeeded in aligning its operations for future profit gain.

∘Consumer Product Sales Division

- Net sales: ¥186,189 million (up 119.8% year-on-year)
- Operating loss: ¥43,032 million

In the Dreamcast home video game console segment of SEGA's Consumer Product Sales Division, sales in the Japanese market, now in their second year, were 950,000 hardware units and 7.04 million software units. In their first year, sales in the United States amounted to 2.5 million consoles and 13.83 million software units and in Europe, 1.04 million consoles and 3.99 million software units. Sales in other Asian regions totalled 160,000 in hardware and 1.18 million in software, while total worldwide sales amounted to 4.65 million hardware units for the fiscal year under review (the cumulative total is 5.55 million) and 26.04 million software units for the fiscal year under review (the cumulative total is 29.05 million).

In the markets of the United States and Europe, sales of Dreamcast dramatically exceeded initially projected figures. However, in the Japanese market, although the Company introduced numerous exciting software titles, including Shenmue, Space Channel 5, and Virtua Striker 2 Ver.2000, that would normally be considered killer titles, sales figures for all of these titles fell below projections, owing to the maturity of the market. Particularly during the year-end sales rush, although the Company's market share grew, results fell well below target figures. Dreamcast network subscribers, as of March 31, 2000, numbered 1.12 million worldwide: 550,000 in Japan, 330,000 in the United States, and 240,000 in Europe.




net@shibuya


CRAZY TAXI



2. OUTLOOK FOR FISCAL 2001

Looking ahead to fiscal 2001, the Company spun off its Software R&D Division as a separate company in July and similarly plans to spin off its Amusement Center Operations Division in the second half of the term. SEGA will also strive to enhance profitability through the large-scale leasing of operating rights and the franchising of individual companies. Furthermore, we will improve the productivity of each and every employee and implement thorough cost reductions for the enhancement of the corporate structure and our cash flows. At the same time, the Company will thoroughly implement product-specific and software-title-specific profit and loss control in its Amusement Machine Sales and Consumer Product Sales divisions.

Fiscal 2001 will also mark the third year of Dreamcast sales in Japan and the second year in the United States and Europe, and the Company expects improvements in total unit sales and the profit structure.

For fiscal 2001, SEGA foresees consolidated net sales of ¥336,000 million (down 0.9%), consolidated ordinary profit of ¥2,600 million, and consolidated net income of ¥1,500 million.

	Millions of yen		Thousands of U.S. dollars
Sales by division	1999	2000	2000
Net sales:	¥266,194	339,055	3,194,112
Consumer product sales	84,694	186,189	1,754,018
Amusement center operations	93,128	79,212	746,227
Amusement machine sales	88,372	73,654	693,867

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥106.15=US$1, the exchange rate prevailing at March 31, 2000.

OVERVIEW

In consolidated operating results for the term under review, the Company experienced growth in net sales, mainly as a result of sales of Dreamcast in the Consumer Product Sales Division in the United States and Europe. However, declines in revenue were seen in the other two divisions due to overall slow business conditions and the slump in demand in the Japanese market, resulting in a 27.4% increase in net sales, to ¥339.1 billion (US$3,194.1 million). On the profit side, the Company recorded a net loss for the term of ¥42.9 billion (US$404.0 million), approximately the same level as the previous term's loss. This was due primarily to the operating loss recorded in consumer products in connection with advertising expenses and other launching costs for Dreamcast in Europe and the United States and the lackluster condition of the Japanese market. In consideration of results for the term, with regret the parent company has elected to forgo the payment of shareholder dividends. Also, in free cash flows, although cash used in investing activities was kept to a minimum, cash used in operating activities was substantial owing to such factors as the net loss incurred for the term. Thus, the Company recorded a negative free cash flow of ¥10.6 billion (US$100.3 million).

NET SALES

Consolidated net sales for the term under review amounted to ¥339.1 billion (US$3,194.1 million), an increase of 27.4%, or ¥72.9 billion. This was due primarily to increased sales in the Consumer Product Sales Division in connection with the September and October 1999 launch of Dreamcast in the United States and Europe, respectively. Net sales by business segment are as follows.

Net sales in amusement machines decreased ¥14.7 billion, or 16.7%, to ¥73.7 billion (US$693.9 million). Against a backdrop of declining amusement center operations and shrinking operator investments in the Japanese market, SEGA strove to stimulate the market not only through expanded sales of its existing products but also through the introduction of such new products as Brave Firefighters and Emergency Call Ambulance. The Company also concentrated on developing a wide range of new products using its NAOMI CG system board. Furthermore, we strove for new market acquisition with products geared toward such new market sectors as the family and women's markets. Overseas, although SEGA's share of the U.S. market increased as certain of its competitors scaled down their operations, sales of new products struggled against the presence of a large number of used products in the market. Sales in Europe and Asia also declined owing to the lackluster nature of amusement markets in those regions.

Sales in the Consumer Product Sales Division surged a substantial 119.8%, or ¥101.5 billion, to ¥186.2 billion (US$1,754.0 million), due primarily to the aforementioned international launch of Dreamcast. Unit sales of the Dreamcast home video game console totaled 4.65 million for the term (5.55 million overall), and a total of 26.04 million Dreamcast software units were also sold. Although sales in the United States and Europe greatly exceeded initial expectations, sales in Japan suffered a maturing of the market and despite the release of numerous potentially blockbuster software titles, including the killer title Shenmue, sales of both hardware units and software titles fell below initial expectations. Sales were particularly disappointing during the busy year-end shopping season. Registered Dreamcast on-line users as of March 31, 2000, totaled 1.12 million worldwide (550,000 in Japan, 330,000 in the United States, and 240,000 in Europe).

In amusement center operations, business suffered from market contraction due to changes in the consumption trends of teenagers, the core market segment, and the weeding-out of small-scale operations intensified under a rapidly changing market environment. Against this backdrop, the Company closed 246 operations, most of which had ceased to perform efficiently. As a result, net sales declined 14.9%, or ¥13.9 billion, to ¥79.2 billion (US$746.2 million). Despite this decline, numbers of patrons have begun to rebound thanks to SEGA's efforts at establishing unique operations suited to each individual community, numerous customer-oriented promotion campaigns, and honest hard work as well as the continued popularity of the Company's new Derby Owners Club game. Thus, all SEGA amusement centers are now poised for increases in operational results, and we were able to align our organization for an improved profit ratio.

Despite a decline in Japanese yen conversion values owing to the yen's appreciation during the term, due to the aforementioned launch of Dreamcast in the United States and Europe, the portion of consolidated net sales accounted for by overseas sales surged 103.7%, or ¥74.1 billion, to ¥145.5 billion (US$1,370.9 million). This translates into a rise in the percentage of overseas sales contributing to consolidated net sales of 16.2 percentage points, from 26.8% to 43.0%.

COST, EXPENSES, AND EARNINGS

The cost of sales for the term under review increased 43.9%, or ¥88.7 billion, to ¥290.5 billion (US$2,736.6 million), thus exceeding the increase in revenue. As a result, the cost of sales ratio climbed 9.9 percentage points, from 75.8% to 85.7%. This was due primarily to an increase in launching costs connected to the Dreamcast home video game console, which consisted mainly of fixed costs, including R&D expenses. Other factors contributing to this increase include a relative rise in the cost of sales ratio due to the appreciation of the yen and a change in the product mix. Hence, gross profit plummeted 24.6%, or ¥15.8 billion, to ¥48.6 billion (US$457.5 million).

Selling, general and administrative expenses also increased a substantial 42.8%, or ¥26.6 billion, to ¥88.9 billion (US$837.7 million). This was due primarily to such launching costs as advertising expenses, early investments, and sales network formation connected to the aforementioned introduction of Dreamcast in Europe and the United States as well as an increase in R&D expenses. As a result, the ratio of selling, general and administrative expenses to net sales rose 2.8 percentage points, from 23.4% to 26.2%. Moreover, total R&D expenses included in selling, general and administrative expenses for the term amounted to ¥30.6 billion, ¥22.7 billion of which consisted of developmental expenses in consumer products. R&D expenses worked out to 9.0% as a percentage of net sales.

As a result of these factors, the operating loss increased ¥42.4 billion, to ¥40.4 billion (US$380.2 million), and the operating loss ratio amounted to 11.9%. Examined by business segment, operating income for the Amusement Machine Sales Division decreased ¥10.2 billion, to an operating loss of ¥2.7 billion, and the Consumer Product Sales

Division incurred an increase in operating loss of ¥32.6 billion, to ¥43.0 billion. The Amusement Center Operations Division recorded the sole operating profit for the term, which, while decreasing ¥0.6 billion, still amounted to ¥4.6 billion.

Other expenses, net, declined a substantial ¥31.7 billion, to ¥3.1 billion (US$29.0 million). Principal contributing factors to this decrease included a decline in loss on write-down or disposal of inventories of ¥9.8 billion, the elimination of a loss of ¥8.5 billion on the dissolution of a subsidiary, and the ¥4.9 billion decrease in equity in losses of non-consolidated subsidiaries and affiliates. The Company recorded extraordinary losses of ¥14.6 billion, including ¥4.5 billion in provision for doubtful accounts, ¥1.6 billion in reserve for guaranteed obligation, and ¥2.0 billion in additional benefits for retirees. However, the Company also recorded extraordinary income of ¥15.5 billion, including a ¥10.2 billion gain on sales of investment securities and a ¥3.6 billion gain on sale of network department.

As a result of the above factors, loss before income taxes and minority interest in earnings of consolidated subsidiaries increased ¥10.8 billion, to ¥43.4 billion (US$409.1 million), and the net loss for the term hovered at approximately the same level as the previous term, at ¥42.9 billion (US$404.0 million). Net loss per share declined ¥34.7, to ¥390.6 (US$3.68). As mentioned previously, the parent company has elected to forgo payment of shareholders' dividends.

FINANCIAL POSITION

In the interest of efficient use of total capital employed, SEGA continued to emphasize asset quality and curtailed increases in total assets. As a result, total assets at year-end declined 11.8%, or ¥50.3 billion, to ¥375.3 billion (US$3,535.9 million).

Total current assets declined ¥44.5 billion, to ¥211.4 billion (US$1,991.3 million), constituting the primary factor for the decline in assets. Among current assets, factors contributing to the decline included a ¥17.5 billion decline in lease-backed notes receivable and a ¥19.0 billion decline in inventories comprising mainly merchandise and products.

Investments and advances increased ¥2.8 billion, to ¥40.4 billion (US$380.3 million). This was primarily due to a ¥6.7 billion increase in investments in securities, which was offset by the large increase in allowance for doubtful accounts of ¥5.6 billion.

In property and equipment, the Company invested a total of ¥27.2 billion during the term, including ¥15.2 billion in amusement center operations as well as further investments in its two other operating divisions. However, total property and equipment decreased ¥5.2 billion, to ¥74.7 billion (US$703.9 million), due to such factors as the closing of 246 non-performing amusement operations and a reduction in depreciation.

Fixed leasehold deposits declined ¥3.7 billion, to ¥21.0 billion (US$197.5 million), due mainly to cancellations owing to the decrease in amusement center operations.

No significant change was recorded in other assets.

Total current and long-term liabilities declined 14.4%, or ¥49.8 billion, to ¥295.0 billion (US$2,779.3 million). Short- and long-term interest-bearing debt shrank ¥58.1 billion, to ¥203.1 billion (US$1,913.5 million), mainly in long-term interest-bearing debt through procurement, repayment, redemption, and conversion. This includes ¥29.4 billion in the fixed redemption of convertible debentures maturing in September 1999, a decline of ¥43.7 billion due to yen-based convertible debentures maturing in 2003, and the partial conversion to stock of the Company's fifth unsecured convertible debenture. In new issuance, a ¥5.0 billion Euro-Yen bond was issued in June 1999 with a maturity date of 2002. In addition, a net increase of ¥10.0 billion was recorded in long-term bank loans.

Operating liabilities and other liabilities increased ¥8.3 billion, to ¥91.9 billion (US$865.8 million). This was due primarily to a ¥4.9 billion increase in deferred income taxes, a ¥1.6 billion increase in reserve for guaranteed obligation in connection with an affiliate's bank loans, and a ¥3.2 billion increase in notes and accounts payable, trade.

Although the Company recorded a ¥44.1 billion increase in common stock and additional paid-in capital owing to the conversion of convertible debentures and the use of the right to subscribe on new stocks in connection with the stock options program, the accumulated deficit owing to losses increased ¥45.2 billion. As a result, total shareholders' equity edged up ¥0.1 billion, to ¥80.7 billion (US$760.5 million). Due to the conversion to stock of convertible debentures, the equity ratio increased 2.6 percentage points, from 18.9% to 21.5%.

CASH FLOWS

Cash and cash equivalents at end of year declined ¥33.3 billion compared with the year-end figure for the previous term due to such factors as the incurring of a loss before income taxes and minority interest in earnings of consolidated subsidiaries of ¥43.4 billion and the repayment of long-term debts and amounted to ¥98.3 billion (US$926.3 million) with the addition of ¥3.4 billion (US$32.0 million) in an increase of cash and cash equivalents from addition of consolidated subsidiaries in connection with the expansion of the Company's consolidation scope. This figure is equivalent to approximately 3.5 months of the Company's average monthly sales of ¥28.3 billion, but it also includes capital to be allocated to the ¥88.5 million redemption of the Company's fourth unsecured convertible debenture, which is scheduled for redemption in fiscal 2001.

Net cash used in operating activities amounted to ¥8.8 billion (US$82.9 million). Of this figure, capital expenditures totaled ¥30.4 billion after factoring in depreciation expenses from the aforementioned loss before income taxes and minority interest in earnings of consolidated subsidiaries of ¥43.4 billion, other non-cash items, proceeds from sale of network department, payments for additional benefits for retirees, and payments made in connection with the previous term's dissolution of a subsidiary. However, changes in operating assets and liabilities and others worked out to a cash inflow of ¥21.6 billion owing to a decrease in inventory assets and accounts payable.

Net cash used in investing activities was restrained to the low figure of ¥1.8 billion (US$17.4 million). This was due to the offsetting of ¥12.9 billion in capital expenditures and ¥2.8 billion in net expenditures for the acquisition and sale of investment securities by ¥4.8 billion in proceeds from sale of cash trust for investment, ¥5.6 billion in proceeds from the sale of property and equipment, and ¥2.5 billion in proceeds from newly concluded and newly canceled deposit and guarantee contracts.

Net cash used in financing activities amounted to ¥21.6 billion (US$203.6 million). This was due to a net increase in long-term bank loans, including the issuing of a ¥5.0 billion Euro-Yen bond, despite the incurring of a ¥29.4 billion redemption of convertible debentures.

CONSOLIDATED BALANCE SHEETS

SEGA Enterprises, Ltd. and Consolidated Subsidiaries
March 31, 1999 and 2000

	Millions of yen		Thousands of U.S. dollars (Note 1(1))
ASSETS	1999	2000	2000
Current Assets:			
Cash and time deposits (Note 3)	¥107,728	¥ 93,913	$ 884,720
Notes and accounts receivable	37,446	37,642	354,611
Marketable securities (Notes 3 and 5)	301	13,934	131,267
Lease-backed notes receivable (Note 3)	20,500	3,000	28,262
Inventories (Note 4)	61,580	42,598	401,300
Prepaid expenses	15,520	6,122	57,673
Other current assets	14,488	15,383	144,918
Less allowance for doubtful accounts	(1,689)	(1,214)	(11,437)
Total current assets	255,874	211,378	1,991,314
Investments and Advances:			
Investments in securities (Note 5)	27,714	34,377	323,853
Long-term loans receivable	5,773	4,709	44,362
Other investments	6,502	9,388	88,441
	39,989	48,474	456,656
Less allowance for doubtful accounts	(2,459)	(8,102)	(76,326)
Total investments and advances	37,530	40,372	380,330
Property and Equipment:			
Amusement machines and facilities	74,095	64,835	610,787
Buildings and structures	53,181	51,787	487,866
Other	31,106	27,447	258,568
	158,382	144,069	1,357,221
Less accumulated depreciation	(101,071)	(92,276)	(869,298)
	57,311	51,793	487,923
Land	22,629	22,925	215,968
Total property and equipment	79,940	74,718	703,891
Fixed Leasehold Deposits (Note 6)	24,622	20,968	197,531
Deferred Charges and Intangible Assets	17,301	16,881	159,030
Excess Investment Costs over Net Assets of Consolidated Subsidiaries Acquired	1,786	2,247	21,168
Translation Adjustment (Note 2 (2))	8,561	8,777	82,685
Total assets	¥425,614	¥375,341	$3,535,949

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		Thousands of U.S. dollars (Note 1 (1))
	1999	2000	2000
Current Liabilities:			
Short-term bank loans	¥ 17,154	¥ 21,008	$ 197,909
Current portion of convertible bonds (Note 7)	29,371	88,452	833,274
Current portion of long-term debt (Note 7)	6	477	4,494
Notes and accounts payable:			
Trade	52,957	56,138	528,855
Other	6,682	3,231	30,438
	59,639	59,369	559,293
Accrued expenses	14,317	15,490	145,925
Income taxes payable (Note 8)	734	1,048	9,873
Deferred income taxes (Note 8)	—	4,919	46,340
Reserve for guaranteed obligation	—	1,589	14,969
Other current liabilities	3,397	4,231	39,859
Total current liabilities	124,618	196,583	1,851,936
Long-Term Liabilities:			
Long-term debt (Note 7)	214,668	93,178	877,796
Accrued employees' retirement benefits	598	737	6,943
Accrued retirement benefits for directors and corporate auditors	125	50	471
Other	4,816	4,475	42,157
Total long-term liabilities	220,207	98,440	927,367
Minority Interest in Consolidated Subsidiaries	148	(407)	(3,834)
Commitments and Contingencies (Note 15)			
Shareholders' Equity:			
Common stock, par value ¥50 per share:			
Authorized—200,000,000 shares at March 31, 1999 and 2000			
Issued—103,219,703 shares and 122,495,720 shares at March 31, 1999 and 2000, respectively	42,109	64,149	604,324
Additional paid-in capital	41,653	63,674	599,849
Accumulated deficit	(3,097)	(48,248)	(454,527)
Unrealized gain (loss) on available-for-sale securities	(23)	1,160	10,928
Treasury stock	(1)	(10)	(94)
Total shareholders' equity	80,641	80,725	760,480
Total liabilities, minority interest in consolidated subsidiaries and shareholders' equity	¥425,614	¥375,341	$3,535,949

CONSOLIDATED STATEMENTS OF OPERATIONS

SEGA Enterprises, Ltd. and Consolidated Subsidiaries
For the years ended March 31, 1998, 1999 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 1 (1))
	1998	1999	2000	2000
Net Sales	¥331,605	¥266,194	¥339,055	$3,194,112
Cost of Sales	270,710	201,819	290,492	2,736,618
Gross profit	60,895	64,375	48,563	457,494
Selling, General and Administrative Expenses	74,862	62,287	88,917	837,654
Operating (loss) income	(13,967)	2,088	(40,354)	(380,160)
Other Income (Expenses):				
Interest and dividend income	1,913	1,313	1,462	13,773
Interest expense	(3,719)	(2,175)	(3,226)	(30,391)
Loss on write-down or disposal of inventories	—	(11,497)	(1,745)	(16,439)
Loss on sale or disposal of property and equipment	(477)	(436)	(2,092)	(19,708)
Loss on dissolution of a subsidiary	(638)	(8,499)	—	—
Loss on valuation of investment securities	(6,661)	(1,986)	(599)	(5,643)
Loss on valuation of cash trust for investments	(3,993)	(1,330)	—	—
Loss on sale or disposal of operations in subsidiaries and affiliates	(2,780)	—	—	—
Gain on sale of network department (Note 11)	—	—	3,572	33,650
Gain on sales of investment securities (Note 10)	510	—	10,205	96,138
Net (loss) gain on foreign exchange	1,088	—	(2,458)	(23,155)
Additional benefits for retirees	—	—	(2,016)	(18,992)
Reserve for guaranteed obligation (Note 13)	—	—	(1,590)	(14,979)
Amortization of discounts on bonds	(686)	(686)	—	—
Amortization of bond and note issue expenses	(263)	(723)	(734)	(6,914)
Equity in losses of non-consolidated subsidiaries and affiliates	(4,495)	(6,379)	(1,442)	(13,585)
Provision for doubtful accounts (Note 12)	(346)	(1,366)	(4,469)	(42,101)
Other, net	1,705	(974)	2,057	19,377
Total other expenses	(18,842)	(34,738)	(3,075)	(28,969)
Loss before income taxes and minority interest in earnings of consolidated subsidiaries	(32,809)	(32,650)	(43,429)	(409,129)
Income Taxes:				
Current	5,718	230	653	6,152
Deferred	(2,553)	10,343	878	8,271
	3,165	10,573	1,531	14,423
	(35,974)	(43,223)	(44,960)	(423,552)
Minority Interest in Earnings of Consolidated Subsidiaries	339	342	2,080	19,595
Net loss	¥ (35,635)	¥ (42,881)	¥ (42,880)	$ (403,957)

	Yen			U.S. dollars (Note 1 (1))
	1998	1999	2000	2000
Per Share:				
Net loss—basic (Note 2 (13))	¥(354.1)	¥(425.3)	¥(390.6)	$(3.68)
Cash dividends	38.0	39.0	—	—

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

SEGA Enterprises, Ltd. and Consolidated Subsidiaries
For the years ended March 31, 1998, 1999 and 2000

		Millions of yen					
	Number of shares of common stock	Common stock	Additional paid-in capital	(Accumulated deficit) Retained earnings	Unrealized gain (loss) on available-for-sale securities	Treasury stock	Total
Balance at March 31, 1997	100,633,718	¥39,154	¥38,700	¥ 78,651	¥ (397)	¥ (2)	¥156,106
Net loss for the year ended March 31, 1998	—	—	—	(35,635)	—	—	(35,635)
Increase due to equity method of affiliates	—	—	—	21	—	—	21
Increase due to tax effects (Note 2 (7))	—	—	—	4,982	—	—	4,982
Unrealized holding gains arising during the period	—	—	—	—	530	—	530
Cash dividends	—	—	—	(3,824)	—	—	(3,824)
Bonuses to directors and corporate auditors	—	—	—	(133)	—	—	(133)
Increase of treasury stock	—	—	—	—	—	(1)	(1)
Balance at March 31, 1998	100,633,718	39,154	38,700	44,062	133	(3)	122,046
Net loss for the year ended March 31, 1999	—	—	—	(42,881)	—	—	(42,881)
Decrease in retained earnings of newly consolidated subsidiaries	—	—	—	(401)	—	—	(401)
Increase due to equity method of affiliates	—	—	—	47	—	—	47
Unrealized holding gains arising during the period	—	—	—	—	(156)	—	(156)
Cash dividends	—	—	—	(3,924)	—	—	(3,924)
Increase of treasury stock	—	—	—	—	—	2	2
Conversion of convertible bonds	2,585,985	2,955	2,953	—	—	—	(5,908)
Balance at March 31, 1999	103,219,703	42,109	41,653	(3,097)	(23)	(1)	(80,641)
Net loss for the year ended March 31, 2000	—	—	—	**(42,880)**	—	—	**(42,880)**
Decrease in retained earnings of newly consolidated subsidiaries	—	—	—	**(242)**	—	—	**(242)**
Increase due to equity method of affiliates	—	—	—	**362**	—	—	**362**
Increase due to exception to equity method of affiliate	—	—	—	**(16)**	—	—	**(16)**
Unrealized holding gains arising during the period	—	—	—	—	**1,183**	—	**1,183**
Cash dividends	—	—	—	**(2,374)**	—	—	**(2,374)**
Bonuses to directors and corporate auditors	—	—	—	**(1)**	—	—	**(1)**
Increase of treasury stock	—	—	—	—	—	**(9)**	**(9)**
Conversion of convertible bonds	**19,118,017**	**21,852**	**21,833**	—	—	—	**43,685**
Exercise of warrants	**158,000**	**188**	**188**	—	—	—	**376**
Balance at March 31, 2000	**122,495,720**	**¥64,149**	**¥63,674**	**¥(48,248)**	**¥1,160**	**¥(10)**	**¥ 80,725**

	Thousands of U.S. dollars (Note 1 (1))					
	Common stock	Additional paid-in capital	(Accumulated deficit) Retained earnings	Unrealized gain (loss) on available-for-sale securities	Treasury stock	Total
Balance at March 31, 1999	$396,693	$392,398	$ (29,176)	$ (217)	$ (9)	$759,689
Net loss for the year ended March 31, 2000	—	—	**(403,957)**	—	—	**(403,957)**
Decrease in retained earnings of newly consolidated subsidiaries	—	—	**(2,280)**	—	—	**(2,280)**
Increase due to equity method of affiliates	—	—	**3,411**	—	—	**3,411**
Increase due to exception to equity method of affiliate	—	—	**(151)**	—	—	**(151)**
Unrealized holding gains arising during the period	—	—	—	**11,145**	—	**11,145**
Cash dividends	—	—	**(22,365)**	—	—	**(22,365)**
Bonuses to directors and corporate auditors	—	—	**(9)**	—	—	**(9)**
Increase of treasury stock	—	—	—	—	**(85)**	**(85)**
Conversion of convertible bonds	**205,860**	**205,680**	—	—	—	**411,540**
Exercise of warrants	**1,771**	**1,771**	—	—	—	**3,542**
Balance at March 31, 2000	**$604,324**	**$599,849**	**$(454,527)**	**$10,928**	**$(94)**	**$760,480**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

SEGA Enterprises, Ltd. and Consolidated Subsidiaries
For the year ended March 31, 2000

	Millions of yen	Thousands of U.S. dollars (Note 1(1))
Cash Flows from Operating Activities:		
Loss before income taxes and minority interest in earnings of consolidated subsidiaries	¥ (43,429)	$ (409,129)
Adjustments for:		
Depreciation and amortization	23,945	225,577
Transfer of amusement machines and facilities from investing activities	(9,441)	(88,940)
Provision for doubtful accounts	4,829	45,492
Interest and dividend income	(1,462)	(13,773)
Interest expense	3,226	30,391
Net loss on foreign exchange	2,145	20,207
Equity in losses of non-consolidated subsidiaries and affiliates	1,442	13,585
Loss on sale or disposal of property and equipment	1,115	10,504
Gain on sales of investment securities	(10,205)	(96,138)
Gain on sale of network department	(3,572)	(33,650)
Additional benefits for retirees	2,016	18,992
Reserve for guaranteed obligation	1,590	14,979
Increase in notes and accounts receivable	(4,498)	(42,374)
Decrease in inventories	18,203	171,484
Increase in notes and accounts payable	3,455	32,548
Others	4,461	42,025
Subtotal	(6,180)	(58,220)
Interest and dividends received	1,294	12,190
Interest paid	(3,045)	(28,686)
Proceeds from sale of network department	4,700	44,277
Payments for additional benefits for retirees	(2,016)	(18,992)
Payments for dissolution of a subsidiary	(2,984)	(28,111)
Income taxes paid	(570)	(5,370)
Net cash used in operating activities	(8,801)	(82,912)
Cash Flows from Investing Activities:		
Proceeds from sale of cash trust for investment	4,834	45,539
Payments for purchases of property and equipment	(12,889)	(121,423)
Proceeds from sales of property and equipment	5,560	52,379
Payments for purchases of investment securities	(11,797)	(111,135)
Proceeds from investment securities	9,024	85,012
Payments for purchases of consolidated subsidiaries	(233)	(2,195)
Payment for advances	(286)	(2,694)
Proceeds from collections of advances	1,967	18,530
Payment for fixed leasehold deposits	(557)	(5,247)
Proceeds from collections of fixed leasehold deposits	3,031	28,554
Other	(502)	(4,729)
Net cash used in investing activities	(1,848)	(17,409)
Cash Flows from Financing Activities:		
Increase in short-term bank loans, net	3,940	37,117
Issuance of long-term debts	6,844	64,475
Repayment of long-term debts	(30,258)	(285,049)
Dividends paid	(2,384)	(22,459)
Other	245	2,308
Net cash used in financing activities	(21,613)	(203,608)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,035)	(9,750)
Net Decrease in Cash and Cash Equivalents	(33,297)	(313,679)
Cash and Cash Equivalents at Beginning of Year	128,227	1,207,980
Increase of Cash and Cash Equivalents from Addition of Consolidated Subsidiaries	3,395	31,983
Cash and Cash Equivalents at End of Year (Note 3)	¥ 98,325	$ 926,284

The accompanying notes are an integral part of this statement.



1. BASIS OF PRESENTING THE CONSOLIDATED FINANCIAL STATEMENTS

(1) Accounting Principles

The accompanying consolidated financial statements have been prepared based on the accounts maintained by SEGA Enterprises, Ltd. ("SEGA") and its consolidated subsidiaries (collectively, the "Company") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Accounting Standards. The consolidated statements of shareholders' equity for the years ended March 31, 2000, 1999 and 1998, have been prepared to provide additional information. The consolidated statement of cash flows has been required to be prepared with effect for the year ended March 31, 2000, in accordance with a new accounting standard.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present these statements in a form which is more familiar to the readers of these statements outside Japan. In addition, the notes to consolidated financial statements include information which is not required under generally accepted accounting principles and practices in Japan but is presented herein as additional information.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The U.S. dollar amounts stated in the consolidated financial statements are included solely for the convenience of readers outside Japan. The rate of ¥106.15=US$1, the approximate rate of exchange as at March 31, 2000, has been used for the purpose of such translations. Those translations should not be construed as representations that the Japanese yen amounts have been or could be converted into U.S. dollars at that rate or any other rate.

(2) Significant Shareholder

SEGA is an affiliate of CSK Corporation, Japan, which owned 21,148 thousand shares of common stock of SEGA at March 31, 1999 and 2000, representing 19.52% and 17.26% of shares outstanding at such dates.

There have been no material transactions and account balances outstanding, other than the shareholdings, between SEGA and CSK Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Scope and Principles of Consolidation

SEGA had 46 subsidiaries and 13 affiliates at March 31, 2000 (55 subsidiaries and 21 affiliates at March 31, 1999). The consolidated financial statements include the accounts of SEGA and 36 of its subsidiaries (38 at March 31, 1999), which are mostly listed below.

	Country of incorporation	Equity ownership percentage at March 31, 2000*	Fiscal year-end
SEGA Enterprises, Inc. (U.S.A.)	U.S.A.	100.0	March 31
SEGA of America, Inc.	U.S.A.	(100.0)	March 31
SEGA.Com, Inc.	U.S.A.	44.1 (11.9)	March 31
SEGA.Com PC Networks, Inc.	U.S.A.	(93.2)	March 31
SEGA of America Dreamcast, Inc.	U.S.A.	(100.0)	March 31
Visual Concepts Entertainment, Inc.	U.S.A.	100.0	March 31
SEGA Soft Networks, Inc.	U.S.A.	50.0	March 31
SEGA Europe Ltd.	U.K.	100.0	February 29
SEGA Amusements Europe Ltd.	U.K.	(100.0)	February 29
JPM International Ltd.	U.K.	(100.0)	February 29
ACE Coin Equipment Ltd.	U.K.	(100.0)	February 29
Crystal Leisure Ltd.	U.K.	(100.0)	February 29
Cross Products Ltd.	U.K.	100.0	March 31
SEGA Gesellschaft fur Videospiele GmbH	Germany	(100.0)	February 29
SEGA Consumer Products S.A.	Spain	(100.0)	February 29
S.G.S. Co., Ltd.	Japan	63.0	March 31
SEGA TOYS, Ltd.	Japan	100.0	March 31
SEGA MUSE Corporation	Japan	46.9	March 31
SEGA Music Networks Co., Ltd.	Japan	50.0	March 31
SEGA Logistics Service Ltd.	Japan	50.0	March 31
Other 16 subsidiaries			

* (Equity ownership percentage indirectly owned)

The consolidated financial statements include the accounts of SEGA and those of its subsidiaries in which it has control. Effective April 1, 1999, the Company modified its approach for identification of consolidated subsidiaries from the percentage-of-ownership approach to the effective control approach, in accordance with "Implementation Guideline on Revised Definition of Subsidiaries and Affiliates for Consolidated Financial Statements" issued by the Business Accounting Deliberation Council on October 30, 1998. Under the percentage-of-ownership approach, the determination as to whether a company would be consolidated was made solely on the percentage of ownership by SEGA. Under the effective control approach, companies controlled by SEGA are consolidated regardless of the ownership percentage. All significant intercompany transactions and accounts and unrealized intercompany profits are eliminated on consolidation.

The excess of the cost over the underlying net equity of investments in subsidiaries as well as affiliates accounted for on an equity basis is recognized as goodwill, and is amortized on a straight-line basis mainly over five year periods.

Investments in affiliates in which SEGA has significant influence are stated using the equity method. Consolidated net income includes the Company's equity in current earnings after elimination of unrealized intercompany profits.

(2) Translation of Foreign Currency Transactions and Accounts

Foreign currency transactions are translated using foreign exchange rates prevailing at the transaction dates. Short-term receivables and payables in foreign currencies are translated at the current exchange rates at each balance sheet date, whereas long-term receivables and payables in foreign currencies are not revalued using the current rate at the balance sheet date.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at current rates at the respective balance sheet dates and all the income and expense accounts are translated at average rates for respective periods. Foreign currency financial statement translation differences are recorded in the consolidated balance sheet as a component of assets or liabilities.

(3) Marketable and Investment Securities

Marketable securities held by SEGA and its domestic consolidated subsidiaries are valued at the lower of cost, as determined by the moving-average method, or market. All other securities held by SEGA and its domestic consolidated subsidiaries are valued at cost, as determined by the moving-average method. Consolidated subsidiaries in the United States of America account for marketable and investment securities in accordance with the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

When the fair value of an individual security declines below cost and it is judged to be a permanent impairment of value, the carrying value of the security is written down to the fair value.

(4) Amortization of Goodwill

SEGA amortizes goodwill over 5 years by the straight-line method and SEGA Europe Ltd. amortizes the goodwill brought by acquiring stocks of JPM International Ltd. and 3 other subsidiaries over 15 years. Goodwills with little importance are totally amortized in a single year.

(5) Inventories

Inventories held by SEGA and its domestic consolidated subsidiaries are stated at cost, as determined by the moving-average method. Inventories held by the foreign consolidated subsidiaries are mainly valued at the lower of cost, as determined by the first-in first-out method, or market.

(6) Property and Equipment

Property and equipment, including significant renewals and improvements, are carried at cost less depreciation. Maintenance and repairs including minor renewals and betterments are charged to income as incurred. Depreciation is computed primarily on the declining-balance method at rates based on the estimated useful lives of the assets which are prescribed by the Japanese income tax laws. When retired or disposed of, the difference between the net book value and sales proceeds is charged or credited to income.

(7) Income Taxes

Income taxes of SEGA and its domestic consolidated subsidiaries consist of corporate income taxes, local inhabitants' taxes and enterprise taxes. Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and those as reported in the consolidated financial statements.

(8) Finance Leases

Finance leases other than those where ownership of the lease assets is transferred to the lessee are accounted for as operating leases. All finance leases in overseas subsidiaries are accounted as finance leases and similarly accounted as sales transactions.

(9) Appropriation of Retained Earnings

Appropriation of retained earnings reflected in the accompanying consolidated financial statements has been recorded after approval by the shareholders as required under the Japanese Commercial Code.

(10) Development Costs for Software to Be Sold

In accordance with the introduction of the new accounting rules, SEGA and its domestic consolidated subsidiaries changed the method of accounting for development costs of software for video games to be sold. For the year ended March 31, 2000, development costs for such software are charged to cost of sales as incurred. Until March 31, 1999, development costs for such software were capitalized in inventory and charged to cost of sales at the time that the development was completed. As a result of this change, operating loss for the year ended March 31, 2000, was increased by ¥2,154 million ($20,292 thousand), as compared with the amounts which would have been reported if the previous method had been applied.

As a transitional measure, in accordance with the new accounting rules, development costs of software for video games to be sold that were capitalized prior to March 31, 1999, are and will continue to be accounted for in the same manner until the software is completed.

(11) Cash and Cash Equivalents
Cash and cash equivalents in the consolidated statement of cash flows are composed of cash on hand, bank deposits able to be withdrawn on demand and highly liquid investments which are principally the investments in Money Management Funds (MMFs) with an original maturity of three months or less and which represent a minor risk of fluctuations in value.

(12) Reclassifications
Certain reclassifications of the financial statements for the years ended March 31, 1998 and 1999, have been made to conform to the presentation for the year ended March 31, 2000.

(13) Dividends and Earnings per Share
Diluted net loss per share was not disclosed for the years ended March 31, 1998, 1999 and 2000, as net loss per share was calculated for the year after the adjustment for dilution.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of March 31, 2000, consisted of:

	Millions of yen	Thousands of U.S. dollars
Cash and time deposits	¥93,913	$884,720
Lease-backed notes receivable	3,000	28,262
Marketable securities	13,934	131,267
Marketable securities except MMFs, etc.	(12,522)	(117,965)
Total cash and cash equivalents	¥98,325	$926,284

Important Non-Cash Transactions

	Millions of yen	Thousands of U.S. dollars
Convertible bonds:		
Increase of common stock by conversion of convertible bonds	¥21,852	$205,860
Increase of additional paid-in capital by conversion of convertible bonds	21,832	205,671
Decrease of convertible bonds by conversion	¥43,684	$411,531

Issuance of Stock for Non-Cash Assets
Assets and liabilities of SEGA.Com, Inc. acquired for the issuance of stock in this financial year are as follows:

	Millions of yen	Thousands of U.S. dollars
Current assets	¥8,698	$81,941
Current liabilities	3,444	32,445

4. INVENTORIES

Inventories as of March 31, 1999 and 2000, consisted of:

	Millions of yen		Thousands of U.S. dollars
	1999	**2000**	**2000**
Merchandise	¥11,237	**¥ 2,984**	**$ 28,111**
Products	24,953	**18,020**	**169,760**
Materials	15,249	**18,907**	**178,116**
Work in process	6,999	**892**	**8,403**
Supplies	3,142	**1,795**	**16,910**
	¥61,580	**¥42,598**	**$401,300**

5. MARKETABLE AND INVESTMENT SECURITIES

A comparison of the aggregate carrying value and market value of marketable and investment securities as of March 31, 2000, is as follows:

	Millions of yen	Thousands of U.S. dollars
Marketable securities included in current assets:		
Market value	¥13,918	$131,116
Carrying amount	13,934	131,267
Unrealized gain	¥ (16)	$ 151
Investment securities:		
Market value	¥26,935	$253,744
Carrying amount	15,772	148,582
Unrealized gain	¥11,163	$105,162

Unlisted investment securities of ¥18,605 million ($175,271 thousand) are not included in the above figures.

6. FIXED LEASEHOLD DEPOSITS

The Company conducts amusement center operations on property leased from lessors on a long-term cancellable basis.

Japanese lessors require large amounts of leasehold deposits relative to the amount of annual lease rental payments. Such leasehold deposits do not bear interest and are generally returnable only when the lease is terminated. Such leasehold deposits are shown in the consolidated balance sheets as "Fixed Leasehold Deposits."

7. LONG-TERM DEBTS

Long-term debts at March 31, 2000, consisted of the following:

	Millions of yen	Thousands of U.S. dollars
1.70% unsecured notes due 2002	¥ 5,000	$ 47,103
2.00% unsecured notes due 2001	10,000	94,206
2.15% unsecured notes due 2001	10,000	94,206
2.27% unsecured notes due 2002	5,000	47,103
0.55% convertible bonds due 2000	88,452	833,274
Zero-coupon convertible bonds due 2003	14,390	135,563
0.40% convertible bonds due 2006	16,016	150,881
Unsecured loans, from banks:		
Due 2000 to 2005 with average interest of 2.7% per annum	33,249	313,227
	182,107	1,715,563
Less portion due within one year	88,929	837,767
	¥ 93,178	$ 877,796

The 0.55% convertible bonds due 2000 were issued on June 24, 1994, in the principal amount of ¥100,000 million. The bonds are convertible into shares of common stock of SEGA at the current conversion price of ¥7,726.10 per share.

The zero-coupon convertible bonds due 2003 were issued on February 17, 1999, in the principal amount of ¥50,000 million. The bonds are convertible into shares of common stock of SEGA at the current conversion price of ¥2,285 per share.

The 0.40% convertible bonds due 2006 were issued on February 17, 1999, in the principal amount of ¥30,000 million. The bonds are convertible into shares of common stock of SEGA at the current conversion price of ¥2,285 per share.

8. INCOME TAXES

The Company is subject to a number of different income taxes which, in the aggregate, indicate a statutory tax rate in Japan of approximately 51.4 percent for the year ended March 31, 1998, approximately 47.7 percent for the year ended March 31, 1999, and approximately 42.1 percent for the year ended March 31, 2000. Due to the changes in Japanese income tax regulations, the normal statutory tax rate in Japan was reduced to approximately 47.7 percent for the year beginning on April 1, 1998, and was further reduced to approximately 42.1 percent for the year beginning on April 1, 1999. The respective revised tax rates were used in the measurement of deferred tax assets and liabilities at March 31, 1999 and 2000.

The significant components of deferred tax assets and liabilities at March 31, 2000, were as follows:

	Millions of yen	Thousands of U.S. dollars
Deferred tax assets:		
Loss carryforwards	¥46,707	$440,009
Excess over the limit of allowance for doubtful accounts	22,724	214,074
Devaluation of investment securities	8,550	80,546
Devaluation of inventory	3,961	37,315
Other	7,932	74,725
Gross deferred tax assets	89,874	846,669
Less: Valuation allowance	(89,110)	(839,472)
Total deferred tax assets	764	7,197
Deferred tax liabilities:		
Unrealized gain on securities of subsidiaries in the United States	4,919	46,340
Special reserve for tax purposes	110	1,036
Gross deferred tax liabilities	5,029	47,376
Net deferred liabilities	¥ 4,265	$ 40,179

9. RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses included in selling, general and administrative expenses approximated ¥30,631 million for the year ended March 31, 2000.

10. GAIN ON SALES OF INVESTMENT SECURITIES

Deemed gain on sales of SEGA.Com, Inc. securities by allocating new shares to third parties is included in the gain on sales of investment securities.

11. GAIN ON SALE OF NETWORK DEPARTMENT

This sale was made to ISAO Corporation which is a related company to which the equity method was applied.

12. PROVISION FOR DOUBTFUL ACCOUNTS

Provision for doubtful accounts consisted of ¥3,118 million for the long-term loans receivable from SEGA Gaming Technology, Inc. and Data East Corporation.

13. RESERVE FOR GUARANTEED OBLIGATION

The guaranteed obligation is for the bank loans payable by SEGA Gaming Technology, Inc.

14. FINANCE LEASES

Lease rental expense on finance lease contracts without ownership transfer during the years ended March 31, 1999 and 2000, is summarized as follows.

Pro forma amounts relevant to acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 1999 and 2000, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1999	2000	2000
Amusement machines:			
Acquisition cost	¥1,968	¥ 935	$ 8,808
Accumulated depreciation	(1,530)	690	6,500
Book value	¥ 438	¥ 245	$ 2,308
Buildings:			
Acquisition cost	¥2,542	¥2,295	$21,620
Accumulated depreciation	(1,033)	1,089	10,259
Book value	¥1,509	¥1,206	$11,361
Other:			
Acquisition cost	¥6,021	¥9,179	$86,472
Accumulated depreciation	(2,584)	4,953	46,660
Book value	¥3,437	¥4,226	$39,812

The amounts of outstanding future lease payments for finance leases without ownership transfer at March 31, 1999 and 2000, including the interest, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1999	2000	2000
Future lease payments:			
Within one year	¥2,157	¥2,461	$23,184
More than one year	3,466	3,345	31,512
	¥5,623	¥5,806	$54,696

Lease payments and the calculated amounts relevant to depreciation and interest expense for the leased properties for the years ended March 31, 1999 and 2000, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1999	2000	2000
Lease payments	¥2,960	¥3,469	$32,680
Depreciation	2,613	3,179	29,948
Interest expense	306	259	2,440

The amounts of outstanding future lease payments for non-cancellable operating leases at March 31, 1999 and 2000, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1999	2000	2000
Future lease payments:			
Within one year	¥ 657	¥ 1,213	$ 11,427
More than one year	4,318	9,722	91,587
	¥4,975	¥10,935	$103,015

15. COMMITMENTS AND CONTINGENCIES

SEGA was contingently liable for obligations of others as of March 31, 1999 and 2000, as follows:

	Millions of yen		Thousands of U.S. dollars
	1999	2000	2000
Note endorsed	¥147	¥ 2	$ 19
Guarantee of obligations to banks for:			
Atlus Dream Entertainment Co., Ltd.	271	119	1,121
TRILOGY Corporation	60	60	565
TOWA JAPAN CO., LTD.	262	—	—
Linguaphone Japan, Ltd.	—	100	942
Other guarantee or commitment for:			
SEGA Lease Co., Ltd.	197	233	2,195
SEGA Game Works L.L.C.	—	542	5,106
	¥937	¥1,056	$9,948

Lease rental income on finance lease contracts without ownership transfer during the year ended March 31, 2000, is summarized as follows.

Acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 2000, are summarized as follows:

	Millions of yen	Thousands of U.S. dollars
Amusement machines:		
Acquisition cost	¥115	$1,083
Accumulated depreciation	(46)	433
Book value	¥ 69	$ 650
Other:		
Acquisition cost	¥873	$8,224
Accumulated depreciation	(655)	6,170
Book value	¥218	$2,054

The amounts of outstanding future lease payments for finance leases without ownership transfer due at March 31, 2000, including the interest, are summarized as follows:

	Millions of yen	Thousands of U.S. dollars
Future lease receipts:		
Within one year	¥231	$2,176
More than one year	80	753
	¥311	$2,929

Lease receipts and the calculated amounts relevant to depreciation and interest income for the leased properties for the year ended March 31, 2000, are summarized as follows:

	Millions of yen	Thousands of U.S. dollars
Lease receipts	¥260	$2,449
Depreciation	245	2,308
Interest income	14	131

The amount of outstanding future lease receipts for non-cancellable operating leases at March 31, 2000, is summarized as follows:

	Millions of yen	Thousands of U.S. dollars
Future lease receipts:		
Within one year	¥354	$3,335
More than one year	254	2,393
	¥608	$5,728

16. SEGMENT INFORMATION

(1) Business Segment Information

The Company operates principally in the following business segments: consumer product sales, amusement center operations and amusement machine sales.

Details of each segment of business are as follows:

Consumer product sales: Manufacturing and selling home video games, toys and educational equipment, etc.

Amusement center operations: Operating amusement centers

Amusement machine sales: Manufacturing and selling arcade video games, medal games, prize games, vending machines, change machines, IC boards and karaoke machines

Sales of the Company for the years ended March 31, 1998, 1999 and 2000, classified by business segment, are summarized as follows:

	Millions of yen				
	Year ended March 31, 1998				
	Business segments				
	Consumer product sales	Amusement center operations	Amusement machine sales	Eliminations /corporate	Total
Sales to outside customers	¥114,457	¥ 94,521	¥122,627	¥ —	¥331,605
Intersegment sales/transfers	—	—	1,322	(1,322)	—
Total sales	114,457	94,521	123,949	(1,322)	331,605
Cost of sales and operating expenses	146,585	84,271	116,049	(1,333)	345,572
Operating income (loss)	¥(32,128)	¥ 10,250	¥ 7,900	¥ 11	¥(13,967)
Assets	¥ 65,753	¥117,523	¥ 91,979	¥93,708	¥368,963
Depreciation	2,486	19,239	1,564	47	23,336
Capital expenditures	2,731	25,005	2,248	2,100	32,084

After 1999, in accordance with the amendment of the Consolidated Financial Statement Regulation, the amortization of goodwill acquired was included in selling, general and administrative expenses, which was formerly presented as a deduction of loss before income taxes. As mentioned in Note 2 (12), these amounts have been reclassified.

	Millions of yen				
	Year ended March 31, 1999				
	Business segments				
	Consumer product sales	Amusement center operations	Amusement machine sales	Eliminations /corporate	Total
Sales to outside customers	¥ 84,694	¥93,128	¥88,372	¥ —	¥266,194
Intersegment sales/transfers	—	—	1,018	(1,018)	—
Total sales	84,694	93,128	89,390	(1,018)	266,194
Cost of sales and operating expenses	95,174	87,922	81,866	(856)	264,106
Operating income (loss)	¥(10,480)	¥ 5,206	¥ 7,524	¥ (162)	¥ 2,088
Assets	¥ 86,506	¥94,662	¥79,579	¥164,867	¥425,614
Depreciation	2,725	21,904	1,521	(9)	26,141
Capital expenditures	5,986	21,016	1,042	349	28,393

Due to changes in depreciation and disclosure for the amortization of goodwill, the following effects were incurred in each business segment:

Amusement machine sales: Operating income decreased by ¥14 million ($116 thousand), assets decreased by ¥14 million ($116 thousand) and depreciation increased by ¥16 million ($133 thousand).

Consumer product sales: Operating loss increased by ¥44 million ($364 thousand), assets decreased by ¥44 million ($365 thousand) and depreciation increased by ¥46 million ($382 thousand).

Amusement center operations: Operating income decreased by ¥37 million ($306 thousand), assets decreased by ¥37 million ($307 thousand) and depreciation increased by ¥38 million ($315 thousand).

	Consumer product sales	Amusement center operations	Amusement machine sales	Eliminations /corporate	Total
					Millions of yen
					Year ended March 31, 2000
					Business segments
Sales to outside customers	¥186,189	¥79,212	¥73,654	¥ —	¥339,055
Intersegment sales/transfers	—	—	265	(265)	—
Total sales	186,189	79,212	73,919	(265)	339,055
Cost of sales and operating expenses	229,221	74,610	76,583	(1,005)	379,409
Operating income (loss)	¥(43,032)	¥ 4,602	¥(2,664)	¥ 740	¥(40,354)
Assets	¥131,834	¥81,812	¥49,864	¥111,829	¥375,341
Depreciation	4,222	17,295	2,267	(215)	23,569
Capital expenditures	9,947	15,168	2,094	300	27,510

	Consumer product sales	Amusement center operations	Amusement machine sales	Eliminations /corporate	Total
					Thousands of U.S. dollars
					Year ended March 31, 2000
					Business segments
Sales to outside customers	$1,754,018	$746,227	$693,867	$ —	$3,194,112
Intersegment sales/transfers	—	—	2,496	(2,496)	—
Total sales	1,754,018	746,227	696,363	(2,496)	3,194,112
Cost of sales and operating expenses	2,159,407	702,873	721,460	(9,468)	3,574,272
Operating income (loss)	$ (405,389)	$ 43,354	$(25,097)	$ 6,972	$ (380,160)
Assets	$1,241,964	$770,726	$469,754	$1,053,505	$3,535,949
Depreciation	39,774	162,929	21,357	(2,025)	222,035
Capital expenditures	93,710	142,895	19,729	2,828	259,162

Due to changes in accounting for research & development costs as mentioned in Note 2 (10), the following effects were incurred in each business segment:
Consumer product sales: Operating loss increased by ¥1,215 million ($11,446 thousand).
Amusement machine sales: Operating loss increased by ¥939 million ($8,846 thousand).

(2) Geographical Segment Information

Sales of the Company for the years ended March 31, 1998, 1999 and 2000, classified by geographical segment, are summarized as follows:

	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
							Millions of yen
							Year ended March 31, 1998
Net sales to:							
Outside customers	¥265,728	¥25,163	¥38,582	¥2,132	¥331,605	¥ —	¥331,605
Intersegment sales/transfers	25,610	3,213	1,083	—	(29,906)	(29,906)	—
	291,338	28,376	39,665	2,132	351,511	(29,906)	331,605
Cost of sales and operating expenses	277,936	49,487	41,210	2,988	371,621	(26,049)	345,572
Operating income (loss)	¥ 13,402	¥21,111	¥(1,545)	¥ (856)	¥(10,110)	¥(3,857)	¥(13,967)
Assets	¥270,111	¥13,016	¥23,651	¥6,746	¥313,524	¥55,439	¥368,963

After 1999, *in accordance with the amendment of the Consolidated Financial Statement Regulation, the amortization of goodwill was included in* selling, general and administrative expenses. It was presented as a deduction of loss before income taxes in prior years. As mentioned in Note 2 (12), these amounts have been reclassified.

	Millions of yen						
	Year ended March 31, 1999						
	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
Net sales to:							
Outside customers	¥209,528	¥21,604	¥33,563	¥ 1,499	¥266,194	¥ —	¥266,194
Intersegment sales/transfers	19,212	3,616	1,245	—	24,073	(24,073)	—
	228,740	25,220	34,808	1,499	290,267	(24,073)	266,194
Cost of sales and operating expenses	226,827	22,083	38,293	2,692	289,895	(25,789)	264,106
Operating income (loss)	¥ 1,913	¥ 3,137	¥(3,485)	¥(1,193)	¥ 372	¥ 1,716	¥ 2,088
Assets	¥265,707	¥16,854	¥22,144	¥ 696	¥305,401	¥120,213	¥425,614

Due to changes in depreciation and disclosure for amortization of goodwill, the following effects were incurred in each business segment:
Japan: Operating income decreased by ¥95 million ($788 thousand) and assets decreased by ¥95 million ($788 thousand).
Europe: Operating loss increased by ¥287 million ($2,381 thousand).
Other: Operating loss increased by ¥156 million ($1,294 thousand).

	Millions of yen						
	Year ended March 31, 2000						
	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
Net sales to:							
Outside customers	**¥211,803**	**¥79,016**	**¥48,059**	**¥ 177**	**¥339,055**	**¥ —**	**¥339,055**
Intersegment sales/transfers	**92,537**	**4,552**	**1,480**	**—**	**98,569**	**(98,569)**	**—**
	304,340	**83,568**	**49,539**	**177**	**437,624**	**(98,569)**	**339,055**
Cost of sales and operating expenses	**340,089**	**86,288**	**52,672**	**1,133**	**480,182**	**(100,773)**	**379,409**
Operating loss	**¥(35,749)**	**¥(2,719)**	**¥(3,133)**	**¥ (956)**	**¥(42,558)**	**¥ 2,204**	**¥(40,354)**
Assets	**¥228,696**	**¥52,564**	**¥25,787**	**¥ 276**	**¥307,325**	**¥ 68,015**	**¥375,341**

	Thousands of U.S. dollars						
	Year ended March 31, 2000						
	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
Net sales to:							
Outside customers	**$1,995,318**	**$744,381**	**$452,746**	**$ 1,667**	**$3,194,112**	**$ —**	**$3,194,112**
Intersegment sales/transfers	**871,757**	**42,883**	**13,943**		**928,582**	**(928,582)**	**—**
	2,867,074	**787,264**	**466,689**	**1,667**	**4,122,694**	**(928,582)**	**3,194,112**
Cost of sales and operating expenses	**3,203,853**	**812,887**	**496,203**	**10,674**	**4,523,617**	**(949,345)**	**3,574,272**
Operating loss	**$ (336,779)**	**$ (25,623)**	**$ (29,514)**	**$ (9,007)**	**$ (400,923)**	**$ 20,763**	**$ (380,160)**
Assets	**$2,154,461**	**$495,186**	**$242,930**	**$ 2,600**	**$2,895,195**	**$640,744**	**$3,535,949**

The changes in accounting for research & development costs as mentioned in Note 2 (10), had the following effects in each business segment:
Japan: Operating loss increased by ¥2,154 million ($20,292 thousand).

(3) Overseas Sales Information

Overseas sales of the Company for the years ended March 31, 1998, 1999 and 2000, are summarized as follows:

	Millions of yen			
	Year ended March 31, 1998			
	North America	Europe	Other	Total
Overseas sales	¥31,055	¥39,108	¥21,422	¥ 91,585
Consolidated net sales				331,605
Ratio of overseas sales to consolidated sales	9.4%	11.8%	6.4%	27.6%

	Millions of yen			
	Year ended March 31, 1999			
	North America	Europe	Other	Total
Overseas sales	¥24,034	¥33,828	¥13,583	¥ 71,445
Consolidated net sales				266,194
Ratio of overseas sales to consolidated sales	9.0%	12.7%	5.1%	26.8%

	Millions of yen			
	Year ended March 31, 2000			
	North America	Europe	Other	Total
Overseas sales	**¥84,032**	**¥49,441**	**¥12,048**	**¥145,521**
Consolidated net sales				**339,055**
Ratio of overseas sales to consolidated sales	**24.8%**	**14.6%**	**3.6%**	**43.0%**

	Thousands of U.S. dollars			
	Year ended March 31, 2000			
	North America	Europe	Other	Total
Overseas sales	**$791,635**	**$465,765**	**$113,500**	**$1,370,900**
Consolidated net sales				**3,194,112**
Ratio of overseas sales to consolidated sales	**24.8%**	**14.6%**	**3.6%**	**43.0%**

17. STOCK OPTION PLAN

(1) At the General Meeting of Shareholders held on June 26, 1998, the shareholders of SEGA approved a stock option plan for certain directors and employees. Under the plan, options for 70,000 shares and 221,000 shares of common stock of SEGA were granted to 5 directors and 118 employees, respectively, at March 31, 2000. All options are exercisable at an exercise price of ¥2,835 from July 1, 1999, through June 30, 2002. The exercise price will be subject to adjustments if there are stock splits or additional shares issued for less than the ongoing market price.

(2) At the General Meeting of Shareholders held on June 29, 1999, the shareholders of SEGA approved a stock option plan for certain directors and employees. Under the plan, options for 97,000 shares and 227,100 shares of common stock of SEGA were granted to 7 directors and 246 employees, respectively, at March 31, 2000. All options are exercisable at an exercise price of ¥2,096 from July 1, 1999, through June 30, 2002. The exercise price will be subject to adjustments if there are stock splits or additional shares issued for less than the ongoing market price.

(3) In addition, at the General Meeting of Shareholders held on June 29, 2000, the shareholders of SEGA approved another stock option plan for certain directors and employees. Under the plan, options for 152,000 shares and 539,500 shares of common stock of SEGA would be granted to 11 directors and 325 employees, respectively. These new options to be granted will be exercisable at an exercise price of 105% of the average market price for the month immediately preceding the date of grant over a period from July 31, 2000, through June 30, 2002. The exercise price will be subject to adjustments if there are stock splits or additional shares issued for less than the ongoing market price.

18. SUBSEQUENT EVENT

SEGA issued 36,000 thousand shares of common stock to related parties (Isao Okawa, representative director, chairman and president, and CSK Corporation, a shareholder of SEGA) and received ¥101,376 million of paid-in capital on April 3, 2000, (¥50,688 million for common stock, ¥50,688 million for additional paid-in capital) with the result that the number of shares issued was 158,495,720 shares, the balance of common stock was ¥114,837 million and the balance of additional paid-in capital was ¥114,362 million. As a result, CSK's ratio of shareholding was increased from 17.3% to 24.7%.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON THE CONSOLIDATED FINANCIAL STATEMENTS

To: The Board of Directors of
SEGA Enterprises, Ltd.

We have audited the accompanying consolidated balance sheets of SEGA Enterprises, Ltd. and its consolidated subsidiaries as of March 31, 1999 and 2000, and the related consolidated statements of operations and shareholders' equity for each of the three years in the period ended March 31, 2000, and the consolidated statement of cash flows for the year ended March 31, 2000, all expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of SEGA Enterprises, Ltd. and its consolidated subsidiaries at March 31, 1999 and 2000, and the consolidated results of their operations for each of the three years in the period ended March 31, 2000, and their cash flows for the year ended March 31, 2000, in conformity with accounting principles and practices generally accepted in Japan (see Note 1) applied on a consistent basis except for the following paragraph.

As described in Note 2, effective for the year ended March 31, 2000, SEGA Enterprises, Ltd. and its consolidated subsidiaries have adopted new Japanese accounting standards for the preparation of consolidated financial statements and research and development costs.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

June 29, 2000
Tokyo, Japan

ChuoAoyama Audit Corporation

ChuoAoyama Audit Corporation
Independent Certified Public Accountants

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

SEGA Enterprises, Ltd.
For the years ended March 31, 1998, 1999 and 2000

	Millions of yen			Thousands of U.S. dollars
	1998	1999	2000	2000
Net Sales	¥271,475	¥214,546	¥272,585	$2,567,922
Cost of Sales	216,596	170,594	258,088	2,431,352
Gross profit	54,879	43,952	14,497	136,570
Selling, General and Administrative Expenses	41,172	41,871	49,022	461,818
Operating (loss) income	13,707	2,081	(34,525)	(325,248)
Other Income (Expenses):				
Interest and dividend income	1,313	1,604	1,315	12,388
Interest expense	(651)	(879)	(1,803)	(16,985)
Loss on write-down or disposal of inventories	—	(11,495)	(1,745)	(16,439)
Loss on sale or disposal of property and equipment	(380)	(1,085)	(1,377)	(12,973)
Loss on valuation of investment securities	(4,295)	(1,291)	(553)	(5,210)
Loss on valuation of investments in subsidiaries and affiliates	(739)	(750)	(1,241)	(11,691)
Loss on valuation of cash trust for investments	(3,992)	(1,330)	—	—
Gain on sales of investment securities	510	—	7,785	73,340
Gain on sale of network department	—	—	4,700	44,277
Loss on sale or disposal of operations in subsidiaries and affiliates	(2,780)	—	—	—
Loss on dissolution of a subsidiary	—	(5,014)	—	—
Net (loss) gain on foreign exchange	1,155	(529)	(1,596)	(15,035)
Additional benefits for retirees	—	—	(2,016)	(18,992)
Provision for doubtful accounts	(40,343)	(7,139)	(4,272)	(40,245)
Loss on reserve for guaranteed obligation	—	(5,485)	(1,589)	(14,969)
Amortization of discounts on bonds	(687)	(686)		
Amortization of bond and note issue expenses	(263)	(723)	(733)	(6,905)
Other, net	2,309	(416)	1,201	11,314
Total other expenses	(48,843)	(35,218)	(1,924)	(18,125)
Loss before income taxes	(35,136)	(33,137)	(36,449)	(343,373)
Income Taxes	8,164	246	350	3,297
Net loss	¥(43,300)	¥(33,383)	¥(36,799)	$ (346,670)

	Yen			U.S. dollars
	1998	1999	2000	2000
Per Share:				
Net loss—basic	¥(430.3)	¥(331.1)	¥(335.2)	$(3.15)
Cash dividends	38.0	39.0	—	—
Weighted average number of shares (thousands)	100,633	100,833	109,793	

NON-CONSOLIDATED BALANCE SHEETS

SEGA Enterprises, Ltd.
March 31, 1999 and 2000

ASSETS	Millions of yen 1999	Millions of yen 2000	Thousands of U.S. dollars 2000
Current Assets:			
Cash and time deposits	¥101,496	¥ 71,198	$ 670,729
Notes and accounts receivable	31,948	48,157	453,669
Marketable securities	301	101	951
Lease-backed notes receivable	20,500	3,000	28,262
Inventories	46,542	29,645	279,275
Prepaid expenses	14,612	5,020	47,292
Other current assets	18,634	21,096	198,738
Less allowance for doubtful accounts	(25)	(59)	(556)
Total current assets	234,008	178,158	1,678,360
Investments and Advances:			
Investments in securities	60,123	73,452	691,964
Long-term loans receivable	4,197	3,781	35,620
Other investments	57,828	60,147	566,623
Less allowance for doubtful accounts	(48,833)	(52,858)	(497,956)
Total investments and advances	73,315	84,522	796,251
Property and Equipment:			
Amusement machines and facilities	70,801	63,136	594,781
Buildings and structures	50,366	50,266	473,537
Other	20,874	20,018	188,583
	142,041	133,420	1,256,901
Less accumulated depreciation	(89,747)	(87,643)	(825,652)
	52,294	45,777	431,249
Land	22,574	22,574	212,661
Total property and equipment	74,868	68,351	643,910
Fixed Leasehold Deposits	24,170	20,475	192,887
Deferred Charges and Intangible Assets	11,402	11,599	109,270
Total assets	¥417,763	¥363,105	$3,420,678

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		Thousands of U.S. dollars
	1999	2000	2000
Current Liabilities:			
Short-term bank loans	¥ —	¥ 5,000	$ 47,103
Current portion of long-term debt	29,371	—	—
Current portion of convertible bonds	—	88,452	833,274
Notes and accounts payable:			
Trade	46,171	44,155	415,968
Subsidiaries and affiliates	880	7,506	70,711
Other	3,626	1,698	15,996
	50,677	146,811	1,383,052
Accrued expenses	12,619	16,713	157,447
Income taxes payable	85	302	2,845
Reserve for guaranteed obligation	5,485	1,590	14,979
Other current liabilities	1,944	2,549	24,013
Total current liabilities	100,181	167,965	1,582,336
Long-Term Liabilities:			
Long-term debt	216,265	87,406	823,420
Accrued employees' retirement benefits	556	518	4,880
Accrued retirement benefits for directors and corporate auditors	125	42	396
Other long-term liabilities	—	1,650	15,544
Total long-term liabilities	216,946	89,616	844,240
Commitments and Contingent Liabilities			
Shareholders' Equity:			
Common stock, par value ¥50 per share:			
Authorized—200,000,000 shares at March 31, 1999 and 2000			
Issued—103,219,703 shares and 122,495,720 shares			
at March 31, 1999 and 2000, respectively	42,109	64,149	604,324
Additional paid-in capital	41,653	63,674	589,849
Legal reserve	2,770	3,008	28,337
Voluntary reserves	45,892	7,892	74,348
Special tax-purpose reserves	291	162	1,526
Accumulated deficit	(32,079)	(33,361)	(314,282)
Total shareholders' equity	100,636	105,524	994,102
Total liabilities and shareholders' equity	¥417,763	¥363,105	$3,420,678

BOARD OF DIRECTORS

(As of November 1, 2000)



Representative Director, Chairman, and President
Isao Okawa



Vice President
Hideki Sato



Senior Managing Director
Akira Nagai



Senior Managing Director
Toshimichi Oyama



Managing Director
Tetsuo Takakura



Director
Hideki Okamura



Director and Corporate Adviser
Shoichiro Irimajiri



Director
Hisashi Suzuki



Director
Yoshiji Fukushima



Director
Masahiro Aozono



Director
Muneaki Masuda

SEGA CORPORATION

Head Office

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531

Tel: (03) 5736-7111

Branch Offices

Kansai, Kyushu

Date of Incorporation

June 3, 1960

Paid-in Capital

¥64,149 million

Number of Employees

3,073

PRINCIPAL SUBSIDIARIES

SEGA of America Dreamcast, Inc.

Townsend Center, 650 Townsend Street,
Suite 650, San Francisco, CA 94103-4908, U.S.A.
Tel: 1-415-701-6000

SEGA Enterprises, Inc. (U.S.A.)

Townsend Center, 650 Townsend Street,
Suite 575, San Francisco, CA 94103-4908, U.S.A.
Tel: 1-415-701-6500

SEGA Europe Ltd.

266-270 Gunnersbury Avenue,
London W4 5QB, United Kingdom
Tel: 44-208-995-3399

SEGA Operations UK Ltd.

Unit 2, Industrial Estate,
Leigh Close, New Malden,
Surrey KT3 3NL, United Kingdom
Tel: 44-208-336-1222

SEGA Amusements Europe Ltd.

Unit 2, Industrial Estate,
Leigh Close, New Malden,
Surrey KT3 3NL, United Kingdom
Tel: 44-208-336-1222

AMERICAN DEPOSITARY RECEIPTS

Depositary

Morgan Guaranty Trust Company of New York
60 Wall Street, New York, NY 10260, U.S.A.



SEGA CORPORATION
2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
Tel: (03) 5736-7111 http://www.sega.co.jp/

This annual report is printed on recycled paper.
Printed in Japan

SEGA™

SEGA ENTERPRISES, LTD.

01 SEP 26 AM 8:14

ANNUAL REPORT 1999

Year ended March 31, 1999

NON-CONSOLIDATED FINANCIAL HIGHLIGHTS

SEGA Enterprises, Ltd.
Years ended March 31, 1997, 1998, and 1999

			Millions of yen	Thousands of U.S. dollars
	1997	1998	1999	1999
For the year:				
Net sales:				
Consumer products	¥164,395	¥ 74,375	**¥ 68,434**	**$ 567,681**
Amusement center operations	88,191	90,958	**87,943**	**729,515**
Amusement machine sales	98,241	101,890	**56,203**	**466,221**
Royalties on game software	9,103	4,252	**1,966**	**16,309**
Total	¥359,930	¥271,475	**¥214,546**	**$1,779,726**
Cost of sales	¥285,146	¥216,596	**¥170,594**	**$1,415,130**
Gross profit	74,784	54,879	**43,952**	**364,596**
Selling, general and administrative expenses	43,555	41,172	**41,871**	**347,333**
Operating income	31,229	13,707	**2,081**	**17,263**
Net (loss) income	5,572	(43,300)	**(33,383)**	**(276,922)**
Depreciation and amortization	22,914	21,831	**23,336**	**193,579**
At year-end:				
Total assets	387,279	346,538	**417,763**	**3,465,475**
Total shareholders' equity	179,293	132,036	**100,636**	**834,808**
Financial ratios:				
Return on average assets	1.3%	—%	**—%**	**—%**
Return on average equity	3.1	—	**—**	**—**
Payout ratio	68.6	—	**—**	**—**

			Yen	U.S. dollars
	1997	1998	1999	1999
Net (loss) income per share—basic	¥55.4	¥(430.3)	**¥(331.1)**	**$(2.75)**
Net income per share—diluted	48.5	—	**—**	**—**
Cash dividends per share	38.0	38.0	**39.0**	**0.32**
Number of employees	3,872	3,982	**3,974**	

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥120.55=US$1, the exchange rate prevailing at March 31, 1999.
2. Net (loss) income per share figures have been computed using the weighted average number of shares outstanding during each period.

CONTENTS

Message from the Chairman 4
Message from the President 6
Review of Operations 12
Financial Review 14
Non-Consolidated Balance Sheets 16
Non-Consolidated Statements of Operations 18
Non-Consolidated Statements of Shareholders' Equity 19
Non-Consolidated Statements of Cash Flows 20
Notes to the Non-Consolidated Financial Statements 21
Report of Independent Certified Public Accountants on the Non-Consolidated Financial Statements 30
Consolidated Statements of Operations and (Accumulated Deficit) Retained Earnings 31
Consolidated Balance Sheets 32
Notes to the Consolidated Financial Statements 34
Report of Independent Certified Public Accountants on the Consolidated Financial Statements 42
Board of Directors 43
Corporate Data 44

Copyright Notice

Dynamite Baseball
Airline Pilots © SEGA ENTERPRISES, LTD., 1999 (supported by JAL)
Shenmue © SEGA ENTERPRISES, LTD., 1999
SEAMAN © Digi Toys Co., Ltd., & VIVARIUM Inc., 1996–1999
The House of The Dead 2 © SEGA ENTERPRISES, LTD., 1998, 1999
CART Racing © 1999 Official Licensed Product of Championship Auto Racing Teams, Inc.
Star Wars © & ™ Lucasfilm Ltd. All rights reserved. Used under authorization.
SONIC ADVENTURE © SEGA ENTERPRISES, LTD., 1998,
Virtua Striker 2 Ver. 99



Spiral

SEGA Enterprises, Ltd., founded in 1951 and incorporated in 1960, is a world leader in interactive digital entertainment, engaged in the comprehensive businesses of consumer products, amusement center operations, and amusement machines. To launch the products, technologies, and interactive entertainment of tomorrow, we are centering our creative energies on interactive content and amusement theme parks (ATPs).



Europe

America

Japan

SEGA™

Dreamcast™

The CSK Group, utilizing its comprehensive strength, strives to create an imaginative business world.

The CSK Group's research and development encompasses both the business and entertainment sectors covering a range of technologies from microchips to satellite communications. The CSK Group, comprising more than 90 corporations worldwide, conducts its operations with a level of creativity and originality that is unparalleled in the world's information technology industry. CSK is leading the growth of systems development, systems integration, outsourcing, and networks. Group companies handle such areas as telemarketing, education and publishing, prepaid card business, and visual data processing and are leaders in the information and communications industry. In the fields of entertainment and consumer electronics, SEGA and ASCII Corp., with its abundant information content and knowledge, as well as CSK Electronics Corporation, our PC and peripherals sales company, are enjoying growth through their individual efforts. Each Group member's strength contributes to the synergy that enhances the overall creative energy of the entire Group.


MUSEMENT
ENTER
PERATIONS
Asia



Isao Okawa
Representative Director and Chairman

It is my firm conviction that the 21st century will become the century of the network society and the Internet society. As readers are no doubt aware, the number of Internet users is currently experiencing dramatic worldwide growth, and forecasts predict that the number of users will exceed one billion by 2005.

According to projections by the U.S. research company Forrester Research, the number of households connected to the Internet at the end of 1999 will have increased 16.5%, to 38.8 million, compared with one year earlier. The Interactive Digital Software Association (IDSA) predicts that computer game users will increasingly enter the Internet society, attracted by the potential for taking part in multi-player games, and that by 2002, 26.8 million Internet users will be playing on-line computer games.

According to the Internet Association of Japan, the number of Japanese Internet users exceeded 10 million in February 1998 and is forecast to reach 45 million in 2010. The number of radio listeners worldwide took 38 years to reach 50 million, and the number of television viewers worldwide took 13 years to reach the same figure. In comparison with these technological advances, the Internet has been adopted with a speed and range unheard of in human experience, and it is my belief that it will continue to contribute to society in numerous ways.

Stock price trends often provide an insight into future developments, and the phenomenal recent growth of Internet and electronic commerce (E-commerce) related stocks tends to support the scenario of a world changing radically as a result of the influence of these two technologies.

In the next stage in E-commerce related development, software and digital content will take center stage as what is likely to be an era of Internet-based services, electronic services, commences. I believe that SEGA Enterprises, Ltd., and the CSK Group, with their command of the software and digital content fields that brings them to the heart of the electronic services business, are very favorably positioned to respond to this development by offering customers high-value-added services.

Specifically, the coming era for computer games will be one where such cyberspace applications as voice-chat and video-chat will create a global gaming community that enables gamers to communicate and enjoy playing games together with other computer game enthusiasts from across the globe. I believe that the expansion of the Internet infrastructure based "Global Live Community" will begin to intensify in the coming period.

One of the key points in this new era of electronic services in the computer game industry will be how to use cyberspace to create an efficient gaming environment.

SEGA is committed to bringing the potential of cyberspace to game users by creating an array of network-based multiplayer games as well as cameras and microphones for use with Dreamcast. At the same time, we will work on the creation of proprietary networks principally centering on Dreamcast.

SEGA Soft Networks, Inc., a U.S. company established by SEGA and CSK Corp., which has engaged in four years of field-leading investment in network game and electronic services systems, provides Heat Net, a proprietary PC-based on-line game service.

Our next aim is the worldwide launch of Dreamcast Network, a Dreamcast-based network system that will allow simultaneous access by 200,000 users and make it possible for people from every corner of the globe to communicate in various ways, play games together, and converse with each other.

When playing games on the system, additional voice and 3-D moving image functions increase the depth and range of games and how they are played. This development creates a whole new genre of inexpensive computer games, precipitating a radical shift in gamers' perceptions of game playing and engendering a form of communication beyond even the scope of video telephones.

Dreamcast literally creates a dream-type world, characterized by interactive communication in which the player takes the leading role.

I am confident that Dreamcast will not simply function as video game equipment but will become a leading network tool serving the needs of business and the individual in the 21st century.

In this context, the pioneering business partnerships that we have concluded with AT&T Corp. in the United States as well as British Telecom plc and ICL plc in Europe will play a crucial role in the next stage of our business development and give us high expectations for the future of SEGA.

August 1999

Isao Okawa

Isao Okawa
Representative Director and Chairman



Shoichiro Irimajiri
Representative Director and President

BUSINESS RESULTS

Despite the fact that fiscal 1999, ended March 31, 1999, was an extremely difficult year for Sega, with the stepping up of its consumer businesses as typified by the domestic launch of Dreamcast the year also represents what was in many respects a new start for the Company.

However, the severe operating environment of the previous fiscal year continued and, in fact, deteriorated in fiscal 1999 with the result that non-consolidated net sales dropped ¥56.9 billion, or 21.0%, to ¥214.5 billion, and operating income declined 84.8%, to ¥2.1 billion. In addition, special losses of ¥33.9 billion were recorded, resulting in a net loss of ¥33.4 billion.

Consolidated net sales fell 19.7%, to ¥266.2 billion. Operating income, however, amounted to ¥2.1 billion, compared with an operating loss of ¥2.1 billion for the previous fiscal year.

Looking at consolidated results by business segment, total sales from amusement center operations were down ¥1.4 billion, or 1.5%, to ¥93.1 billion, amusement machine sales declined ¥34.9 billion, or 27.9%, to ¥89.4 billion, and consumer product sales dropped ¥29.8 billion, or 26.0%, to ¥84.7 billion.

The Company increased cash dividends applicable to the period ¥1, to ¥39, representing the Dreamcast anniversary ¥1 dividend increase included in the interim dividend already paid.

ANALYSIS

The deep recession affecting the Japanese economy became still more protracted and severe in the period under review. Employment prospects and personal incomes deteriorated, causing consumer spending to slump; companies pared back capital investment as demand weakened; and anxiety concerning the financial sector continued as did the economic crisis affecting Asian economies.

In the amusement industry, although certain products which struck a chord with young people's sensibilities managed to attain hit status, generally speaking the recession-induced downturn in consumer spending further depressed the market, and consequently demand remained stagnant.

In this difficult operating environment, SEGA, using the basic components from Dreamcast, brought to market a variety of new amusement machine products utilizing its low-cost and high-capability new computer graphics (CG) system board, NAOMI. In the consumer products business, the Company commenced domestic sales of its key product, Dreamcast, a 128-bit home video game console.

However, amusement center operators, hit hard by the decline in personal consumption, reduced orders for new machines, and the amusement machine business suffered as a result. The consumer products business also felt the negative effects of an insufficient supply of hardware to meet the initial market fervor that greeted the launch of Dreamcast and the lack of the timely release of software killer titles. Both amusement machine and consumer products sales declined as a consequence.

Nevertheless, SEGA implemented aggressive measures during the year to ensure financial soundness and restore profit earning potential. These measures included the disposal of unprofitable overseas amusement center operations; the write-off of amusement machine inventories; the write-off of SegaSaturn components and the depreciation of software development costs for the same product; the diminution of investment in the PC software business; and the charging to the accounts of evaluation losses on investment securities. As a result, SEGA posted special losses of ¥33.9 billion and consolidated special losses of ¥26.0 billion.

In response to these disappointing results, from April 1999 the Company began implementing large-scale structural reforms and streamlining its operations. To revitalize the quality of its management and restore profit earning potential, SEGA found it essential to implement drastic streamlining measures that entailed the rethinking and overhaul of its management structure. As part of this streamlining, levels of management remuneration have been cut, and the number of executive officer posts reduced.

The Company is also in the process of reducing fixed costs 30% as part of its drive to achieve highly efficient, streamlined operations. SEGA's early retirement program facilitated staff reductions of 900 by the end of June 1999, in line with the need to achieve the appropriate staff levels in view of the scale of the Company's operations. With the inclusion of the natural reduction in the number of our employees through standard retirement, we expect to reach our target of a reduction of 1,000 staff by the end of fiscal 2000.

Fixed cost-cutting initiatives are expected to yield annual cost reductions of ¥21 billion, helping to make SEGA a leaner, stronger company.

In addition to the aforementioned measures, initiatives aimed at specific business segments are detailed as follows.



AMUSEMENT CENTER OPERATIONS

In amusement center operations, with radical changes in the market environment due to the depressed economic conditions during the term, a downward trend was shown in income. However, to maintain the number one position in the industry, we will carry out the following measures.

First, we will close 101 of our amusement centers, concentrating on nonperforming small-scale locations, and cut back on the opening of and investment in the existing type of centers. Overseas, with the exception of certain areas, we will specialize in amusement machine sales.

Second, for the purpose of enhancing ownership awareness, we will consider the adoption of a franchise system of operations.

Third, we will strive for the development of new styles of amusement facilities through alliances with other industries.

Fourth, in line with our conservative expectations for SEGA's future performance, we will abandon the hitherto uniform style of amusement center development and strive to create unique new entertainment spaces through the optimal utilization of SEGA's know-how.

Fifth, we will aggressively invest in R&D for the development of radically innovative facilities that will drive the cutting-edge technologies of vision, sound, and virtual reality.

In the opening of new amusement centers, we have restricted ourselves to locations with high profitability as well as new operations development. At the end of June, we opened Shibuya GIGO, in Tokyo's Shibuya Ward, and in July we opened SEGA Arena Toyohashi, in Aichi Prefecture, and the new, sensational virtual aquarium restaurant, Fish "on" Tips, in Gifu Prefecture.

AMUSEMENT MACHINE SALES

In amusement machine sales, we are bolstering the development of powerful, thrilling games that can only be experienced in arcades, such as F355 Challenge. This game, which uses the NAOMI CG system board, is the first driving simulator to be developed under the supervision of Ferrari S.p.A. Furthermore, we will work to expand software licenses for the NAOMI CG system board, which shares principal components with Dreamcast. At the same time, we will strengthen the synergy between consumer products and amusement machines, made possible through interworking with Dreamcast using its Visual Memory System—a combination memory card and portable game card with a built in LCD screen.


F355 challenge
amore mi
PIRELLI

F355 challenge™, Ferrari®,
logos and the F355 Challenge distinctive
all associated designs are trademarks of
Ferrari Idea S.A.

In addition, we will reinforce our approach to new market segments, such as the women's, children's, and family markets, through new system sales. Examples of these new systems include the Disney Fun Square from SEGA, which comprises entertainment machines geared for children that incorporate Disney characters, and the Virtual Aquarium that utilizes SEGA's cutting-edge computer graphics technology.

CONSUMER PRODUCTS

In consumer products, we will release new software titles that fully utilize Dreamcast's communications features, thereby differentiating our products from other TV game brands. We will respond to the demands of the network society by pursuing network entertainment, with Dreamcast as its core, and thereby enrich the world of amusement and communication.

Concerning our software lineup, major new products will be fully assembled from such powerful licensees as Acclaim, Accolade, Capcom, Take2, THQ, Hasbro Interactive, Mindscape, Namco, Midway, GT Interactive, Interplay, Konami, Microprose, ASC Games, Fox Interactive, Ubi Soft, and also Shenmue, our own line of software whose debut we have been carefully planning. Numerous killer titles, network titles, children's titles, and groundbreaking new cornerstone software titles are planned for continuous release.

At present, more than 500 publishers around the world are developing software for Dreamcast. We are striving for Dreamcast's ever-broader sales expansion through superb quality and cost performance hardware and a wide variety of software titles incorporating the talents of outstanding software creators.

Overseas, we will commence sales of Dreamcast in the United States on September 9, 1999, priced at $199.99, and later in Europe, priced at £199.99. As in Japan, we have made modems standard equipment through which we are pursuing the new entertainment potential of on-line games by adding networking to traditional playing environments.

Additionally, we will streamline our development division through the concentration and consolidation of our software development business and work toward the strengthening and optimization of our home entertainment software and software for amusement center machines.



Dreamcast (for the Japanese market)

THE DREAM COMES TRUE WITH SEGA

In the six months since Dreamcast's introduction in Japan on November 27, 1998, we achieved sales of one million units. The speed of its market diffusion exceeds all previous records for TV game consoles. In addition, as a second-phase strategy of our domestic Dreamcast operations, on June 24, 1999, we lowered the price of Dreamcast to ¥19,900. The market reaction to this price cut was huge, and we firmly believe that it will further accelerate the spread of Dreamcast.

As for the marketing of Dreamcast overseas, sales are slated to commence in September at highly competitive prices made possible through drastic cost reductions. The sales launch will be accompanied by the simultaneous introduction of an abundant lineup of 16 software titles, which will be further expanded to 40 titles by Christmas 1999. Dreamcast has received rave reviews in the U.S. and European markets, and we are aggressively promoting its business development.

DREAMCAST NETWORK

With the phenomenal evolution of graphic expression capabilities and the explosive spread of Internet environments, from the outset the premise of Dreamcast has been to develop an entirely new game machine. Hence, Dreamcast realizes the fusion of the world of 3-D game graphics with the world of Internet-based networking. Since its introduction in Japan in November, more than 30% of users have accessed the network. These are astounding figures for Japan and are attracting attention from all industries. Furthermore, of our network users more than 50% had never accessed the Internet before.

At SEGA, we are developing our own network service and support, but it is our belief that the popularity of Dreamcast will be the catalyst for the spread of networks all over Japan. Moreover, Dreamcast has attracted the attention of numerous corporations in other industries as a new type of information terminal and is actually being used by Toyota Motor Corp. in all of its nationwide sales locations as a new tool in a variety of applications.





Obviously, SEGA's network business through Dreamcast has the potential to expand instantly. SEGA, together with CSK, has established SEGA Soft Networks in the United States and is promoting the development of on-line games. Presently, SEGA Soft Networks is providing such service across the United States under the name Heat Net. In the future, SEGA will apply Heat Net's service to Dreamcast and with the support of such partners as AT&T, British Telecom, and ICL will develop a worldwide Dreamcast Network.

SEGA recognizes the potential of the network business and has established a new division for this business' aggressive development. With respect to Dreamcast-based Internet services, SEGA and CSK will pool all their resources and proactively invest in the development of network content, communication services, and E-commerce. Through the newly developed Dreamcast Network, we plan to further expand the functions and scope of network services through alliances with AT&T in the United States, British Telecom in Europe, and prominent corporations in Japan. From these three hubs, we will provide real-time, on-line games and a variety of network and electronic services.

In closing, on behalf of the Board of Directors I would like to thank our shareholders for their support and ask for their continued backing as we move into an exciting future.

August 1999

Shoichiro Irimajiri
Representative Director and President


SONIC™
ADVENTURE

AMUSEMENT CENTER OPERATIONS

In fiscal 1999, the flat conditions in the amusement center market reflected the ongoing recession in the Japanese economy. Against this backdrop and on the basis of thorough research, SEGA opened two new amusement theme parks (ATPs), the Okayama Joypolis, in Okayama Prefecture, and the Umeda Joypolis, in Osaka.

Moreover, the Company moved to capture a profitable market with the launching of eight new-style amusement complexes, including Club SEGA in Shibuya and SEGA Arena in Hamaotsu. These medium-sized complexes complement the large-scale ATPs.

With 870 domestic sites, SEGA ranks top in the Japanese market for amusement center operations. During the term under review, the Company further improved the management efficiency of these sites and developed multi-entertainment complexes that combine movie theaters, bowling alleys, karaoke rooms, food and beverage stands, and souvenir shops.

However, revenues from our amusement center operations declined due to sluggish overall consumer spending in Japan, the absence of a hit product that would appeal to a wide range of users, and changes in the spending patterns of young people. These factors were exacerbated by the continued poor performance of small-scale centers.

As a result, net sales from amusement center operations edged down ¥3.0 billion, or 3.3%, to ¥87.9 billion.

AMUSEMENT MACHINE SALES

In domestic amusement machine sales, we continued to lead the market with such distinctive products as Virtua Striker 2, a soccer game that harnesses the power of the MODEL 3 CG board, and the battle game Cyber Troopers, Virtual On: Oratorio. Moreover, in the second half of the fiscal period SEGA released several new game machines that use NAOMI, a new CG system board that combines low cost with high performance.

The title list of games incorporating the NAOMI board includes The House of The Dead 2, a horror shooting game; Dynamite Baseball 98; Crazy Taxi, a driving game; and Airline Pilots, a flight simulator.

However, SEGA was late to enter the market for music games, a new genre that is proving extremely popular. In addition, the weak conditions of the Japanese economy were reflected in the flat conditions of the amusement center market. In particular, sales to amusement center operators contracted as their finances became tight due to a precipitous decline in consumer spending after the start of the year. Against the backdrop of this harsh operating environment, SEGA's domestic sales of amusement machines shrank.

Among export products, the Company met market needs with such games as Virtua Striker 2 Version 99, Daytona USA 2 Power Edition—a racing game—and Harley Davidson & LA Riders. In addition, we focused on developing new customer segments by launching new products incorporating the NAOMI board. Despite these measures, the protracted sluggishness of European and U.S. amusement markets together with the negative influence of weak Asian economies led to a decline in export sales.

Domestic sales of amusement machines plunged ¥35.9 billion, or 51.8%, to ¥33.4 billion. However, the difference in sales from the


Dreamcast
SLEEP
MODE
A
B

Dreamcast (for the Japanese market)

previous period is partly due to the spin-off of slot-machine and pachinko businesses and the transfer of karaoke business marketing functions to subsidiaries. These businesses recorded sales of ¥20.1 billion. Exports dropped ¥9.7 billion, or 30.0%, to ¥22.8 billion. Net sales in this segment fell ¥45.7 billion, or 44.8%, to ¥56.2 billion.

CONSUMER PRODUCTS

In the domestic consumer products business, we released the much-awaited Dreamcast, a 128-bit home video game console, in Japan in November 1998.

We also released an impressive array of exciting games to take advantage of the outstanding capabilities of Dreamcast, which incorporates a modem. The software lineup includes the Virtua Fighter 3 team battle; Sonic Adventure, a high-speed, 3-D action game; The House of The Dead 2; and the nonstop adventure game Blue Stinger. In addition, SEGA Rally 2 is a racing game that uses the console's modem to enable networked play.

However, a shortage of semiconductors employed in fabricating Dreamcast, together with a delay in developing software for use with the console, had a negative impact on sales.

As of the end of fiscal 1999, the Company had sold 900,000 Dreamcast game consoles, falling slightly short of initial sales targets. By May 1999, however, the Company had sold more than one million consoles.

The network functionality of Dreamcast is one of its greatest attractions, and 30% of purchasers have taken advantage of the Internet capabilities of the console.

Overseas, we began sales of Dreamcast to Asian markets and focused on promotional activities to boost demand.

Thanks to the aforementioned factors, domestic sales edged up 2.6%, or ¥1.5 billion, to ¥59.4 billion. Overseas sales dropped 45.2%, or ¥7.4 billion, to ¥9.0 billion, as Dreamcast was only marketed in Asia.

We intend to expand sales of Dreamcast to the U.S. market on September 9, 1999, and later to European markets.

Sales by division	Billions of yen		Millions of U.S. dollars
	1998	1999	1999
Net sales:	¥271.5	¥214.5	$1,779.7
Consumer products:	74.4	68.4	567.7
Domestic sales	58.0	59.4	492.9
Exports	16.4	9.0	74.8
Amusement center operations	91.0	87.9	729.5
Amusement machine sales:	101.9	56.2	466.2
Domestic sales	69.4	33.4	277.1
Exports	32.5	22.8	189.1
Royalties on game software	4.2	2.0	16.3

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥120.55=US$1, the exchange rate prevailing at March 31, 1999.

OVERVIEW

During fiscal 1999, ended March 31, 1999, although the Japanese video game industry was buoyed by the success of a number of new products among young consumers, it again had to deal with lackluster consumer spending amid the protracted economic recession. As before, the problems of a market lacking economic vitality persisted.

Under difficult conditions, SEGA undertook two major product launches: NAOMI, a low-cost, high-performance CG system board, and Dreamcast, a 128-bit home video game console. Despite the introduction of NAOMI, Amusement Machine Division revenues declined due to slack consumer spending and operators' diminished appetite for purchasing. Revenues in the Consumer Products Division also fell, reflecting the insufficient supply of hardware and software to meet the initial demand for Dreamcast.

While promoting its new flagship products, the Company advanced with wide-ranging measures to streamline its operations and effect revenue recovery through a healthy corporate structure. These included liquidating unprofitable overseas amusement operations, reducing inventory levels, amortizing SegaSaturn software development expenses, disposing of investments in PC software businesses, and writing off investment securities valuation losses.

As a result of these factors, non-consolidated net sales for the term declined 21.0%, to ¥214.5 billion (US$1,779.7 million). Furthermore, due to the special losses accompanying corporate restructuring, SEGA recorded a net loss of ¥33.4 billion (US$276.9 million)—an improvement on the ¥43.3 billion net loss posted in the previous fiscal year.

In commemoration of the debut of Dreamcast, SEGA paid annual cash dividends per share of ¥39.0 (US$0.32), up ¥1.00 from the previous fiscal year.

NET SALES

SEGA's non-consolidated net sales dropped ¥56.9 billion, or 21.0%, to ¥214.5 billion (US$1,779.7 million). In amusement machine sales, we concentrated our efforts on invigorating the Japanese market by introducing a variety of unique products for CG system boards and releasing NAOMI. However, divisional sales plummeted ¥45.7 billion, or 44.8%, to ¥56.2 billion, and this was the primary cause of the decline in net sales. This was due to the slowdown in the amusement market, associated with the adverse effects from the introduction of music games and the overall economic downturn, and a decline in demand brought on by a sudden and acute drop in personal consumption at the start of the calendar year.

In consumer products, the Company introduced Dreamcast to the Japanese market. Along with the hardware, featuring communications functions in the form of internal modems, we strove for sales of a large assortment of software as well. In exports, we launched sales of Dreamcast in Asia and worked to promote sales through software support. However, the insufficient supply of hardware and software incurred during the start-up adversely affected sales, regrettably resulting in a decline in sales for the division of ¥5.9 billion, or 8.0%, to ¥68.4 billion (US$567.7 million).

In amusement center operations, the Company strove to attract customers by opening ATPs in two locations and opening eight operationally efficient medium-sized complexes. We also improved our support services and enhanced operations and management systems, including the establishment of multi-entertainment complexes that combine amusement facilities with restaurants and retail stores. However, due to the general weakness of personal consumption and such market changes as the diversification of spending among young consumers, sales for the division inched down ¥3.0 billion, or 3.3%, to ¥87.9 billion (US$729.5 million).

Royalties on game software plummeted ¥2.3 billion, or 53.8%, to ¥2.0 billion (US$16.3 million).

Exports represented 15.1% of net sales, down 3.8 percentage points from the previous year. This was mainly due to declines in revenue from products and royalties. Export sales declined ¥18.9 billion, or 36.8%, to ¥32.4 billion (US$268.9 million).

COSTS, EXPENSES, AND EARNINGS

Cost of sales for the term decreased ¥46.0 billion, or 21.2%, to ¥170.6 billion, slightly more than the 21.0% drop in net sales. As a result, the cost of sales ratio declined 0.3 percentage point, to 79.5%. However, due to the large drop in revenue, fixed costs were not completely recovered, resulting in a drop in gross profit of ¥10.9 billion, or 19.9%, to ¥44.0 billion (US$364.6 million).

Although the Company endeavored to keep selling, general and administrative (SG&A) expenses down, advertising costs incurred in the development of Dreamcast and other new products resulted in SG&A expenses expanding ¥0.7 billion, or 1.7%, to ¥41.9 billion (US$347.3 million). Due to this factor and the decline in revenue, SG&A expenses as a percentage of sales rose 4.3 percentage points, to 19.5%. R&D expenses included in SG&A expenses decreased ¥1.4 billion, or 23.5%, to ¥4.7 billion (US$38.9 million). Total R&D expenses decreased ¥2.5 billion, or 9.2%, to ¥24.6 billion (US$204.5 million). This reflects the expenditure incurred during the previous term in the development of NAOMI and Dreamcast. However, as a percentage of net sales, R&D expenses climbed 1.5 percentage points, to 11.5%. This level of expenditure reflects our ongoing drive to create a strong R&D structure and a commitment to become a high-tech application corporation underpinned by proprietary R&D capabilities. As a result of these factors, operating income declined ¥11.6 billion, to ¥2.1 billion (US$17.3 million), and fell 4.0 percentage points as a percentage of net sales, to 1.0%.

Total other expenses, while declining ¥13.6 billion, to ¥35.2 billion (US$292.1 million), still remained high. This was due to the aforementioned efforts to bolster corporate structure and streamline operations as well as several special losses. Principal losses for the term included an ¥11.5 billion (US$95.4 million) loss on the write-down or disposal of inventories (see Note 14), a ¥5.0 billion (US$41.6 million) loss on the dissolution of a subsidiary, a ¥7.1 billion (US$59.2 million) provision for doubtful accounts, and a ¥5.5 billion (US$45.5 million) loss on reserve for guaranteed obligation.

As a result of these factors, the Company recorded a loss before income taxes of ¥33.1 billion (US$274.9 million) and a net loss of ¥33.4 billion (US$276.9 million).

Net loss per share—basic, compared with ¥430.3 in the previous term, amounted to ¥331.1 (US$2.75).

FINANCIAL POSITION

In consideration of its plans for business development in the 21st century, during the term under review SEGA procured net capital of ¥104.1 billion through various methods, including fund-raising.

Emphasizing asset quality, we continued to record suitable provisions for doubtful accounts related to investments in and advances to subsidiaries and affiliates, and also promoted the reduction of inventory levels. As a result, total assets at March 31, 1999, stood at ¥417.8 billion (US$3,465.5 million), up ¥71.2 billion from the previous fiscal year-end.

Total current assets rose ¥55.8 billion, to ¥234.0 billion, and was the principal cause for the increase in total assets. Among current assets, cash and cash equivalents leapt ¥69.5 billion, to ¥127.0 billion, reflecting the growth of marketable securities under temporary management and the procurement of funds for anticipated capital requirements in the next term. In addition, inventories climbed ¥9.6 billion due to the advanced production of certain products undertaken to meet strong future demand. Trade receivables fell ¥6.5 billion as a result of a sharp decline in amusement machine sales at the beginning of 1999.

In property and equipment, the Company invested a total of ¥19.0 billion (US$157.6 million) in amusement machines and facilities. As the amount of capital expenditure was less than the amount of depreciation, total property and equipment fell ¥1.9 billion, to ¥74.9 billion (US$621.1 million).

Despite such factors as the increases in provisions for doubtful accounts related to investments in and advances to subsidiaries and affiliates, total investments and advances increased ¥13.5 billion, to ¥73.3 billion (US$608.2 million), mainly due to increased investments and advances for new business development.

Although contributions of ¥4.4 billion were made due to the construction of new amusement facilities, cancellation of contracts and returns resulted in only a ¥1.8 billion increase in fixed leasehold deposits, to ¥24.2 billion (US$200.5 million).

Total current and long-term liabilities increased ¥102.6 billion, to ¥317.1 billion (US$2,630.7 million). Short- and long-term interest-bearing debt climbed ¥100.8 billion, to ¥245.6 billion (US$2,037.6 million), underpinning the rise in total liabilities. This was the result of a new drive to raise funds for business expansion, primarily through the issue of straight and convertible bonds. Although income tax payable decreased ¥4.0 billion due to the net loss, a ¥5.5 billion (US$45.5 million) loss on reserve for guaranteed obligation and other factors resulted in operating and other liabilities expanding ¥1.8 billion, to ¥71.5 billion (US$593.0 million).

Due to these factors, working capital increased ¥44.3 billion during the term, to ¥133.8 billion (US$1,110.1 million). As a result, the current ratio rose from 2.0 to 2.3. SEGA considers this level of liquidity to be sufficient to maintain smooth operations.

Total shareholders' equity declined ¥31.4 billion, to ¥100.6 billion (US$834.8 million). This primarily reflects a ¥45.0 billion reversal of voluntary reserves. Mainly as a result of this factor and the increase in interest-bearing debt during the year, the equity ratio decreased 14.0 percentage points, to 24.1%. SEGA will make every effort to restore shareholder value through the implementation of business development measures that emphasize corporate financial results. Also, the Company plans to improve its equity ratio through the conversion of ¥191.9 billion in convertible bonds. Furthermore, the ¥32.1 billion (US$266.1 million) accumulated deficit was eliminated by a ¥38.0 billion reversal in voluntary reserves, which was approved at the Annual General Meeting of Shareholders on June 29, 1999.

CASH FLOWS

In fiscal 1999, cash and cash equivalents increased ¥69.5 billion, to ¥127.0 billion (US$1,053.3 million). This jump was mainly due to an increase in the procurement of funds to finance future business development.

Net cash provided by operating activities decreased ¥27.8 billion, to ¥18.4 billion (US$152.7 million). Net cash after adjustments for depreciation, amortization, and other non-cash items totaled ¥22.1 billion, down ¥4.2 billion from the previous fiscal year. Changes in operating assets and liabilities, resulted in a cash outflow of ¥3.7 billion, compared with a cash inflow of ¥19.9 billion in the previous fiscal year. This difference was primarily due to an increase in inventories and a decrease in notes and accounts receivable.

Net cash used in investing activities declined ¥28.1 billion, to ¥49.1 billion (US$407.7 million), mainly due to a ¥27.0 billion decrease in investments in subsidiaries and affiliates, to ¥20.1 billion. In addition, acquisition of property and equipment, at ¥20.6 billion, was down slightly from the previous fiscal year.

Net cash provided by financing activities totaled ¥100.2 billion (US$831.3 million), in contrast with outflows of ¥3.8 billion in the previous term. This mainly reflects the procurement of ¥104.1 billion through convertible bonds and long-term bank loans. This fund-raising activity countered expenditure incurred for bond redemption and the repayment of long-term borrowings.

YEAR 2000 (Y2K) PROBLEM

SEGA has placed highest priority on this matter and is proceeding with Y2K compliance of internal information systems, products, and ATP and head office facilities.

Hardware and software compliance is expected to be completed by September 1999.

We estimate the cost of Y2K compliance at ¥40 million and had appropriated ¥7 million by March 1999.

We do not expect these expenses to have any significant effect on our future business operations or performance.

NON-CONSOLIDATED BALANCE SHEETS

SEGA Enterprises, Ltd.
March 31, 1998 and 1999

	Millions of yen		Thousands of U.S. dollars (Note 3)
ASSETS	1998	1999	1999
Current Assets:			
Cash and cash equivalents (Note 2 (3)):			
Cash	¥ 34,468	¥ 94,476	$ 783,708
Time deposits	8,520	7,020	58,233
Short-term investments (Note 5)	14,503	25,479	211,356
	57,491	126,975	1,053,297
Notes and accounts receivable:			
Trade	18,157	11,701	97,064
Subsidiaries and affiliates	43,946	28,906	239,785
Other	9,916	3,211	26,636
	72,019	43,818	363,485
Less allowance for doubtful accounts	(485)	(26)	(216)
	71,534	43,792	363,269
Inventories (Note 4)	36,952	46,542	386,080
Prepaid expenses	11,201	14,612	121,211
Other current assets	1,054	2,087	17,312
Total current assets	178,232	234,008	1,941,169
Investments and Advances:			
Investments in securities (Note 5)	18,827	22,023	182,688
Investments in and advances to subsidiaries and affiliates (Note 8)	73,372	90,685	752,260
Other investments	9,979	9,440	78,308
	102,178	122,148	1,013,256
Less allowance for doubtful accounts	(42,387)	(48,833)	(405,085)
Total investments and advances	59,791	73,315	608,171
Property and Equipment:			
Amusement machines and facilities	69,072	70,801	587,317
Buildings and structures	47,872	50,366	417,802
Machinery and equipment	20,947	20,752	172,144
	137,891	141,919	1,177,263
Less accumulated depreciation	(83,813)	(89,747)	(744,479)
	54,078	52,172	432,784
Land	22,574	22,574	187,258
Construction in progress	126	122	1,012
Total property and equipment	76,778	74,868	621,054
Fixed Leasehold Deposits (Note 6)	22,373	24,170	200,498
Deferred Charges and Intangible Assets	9,364	11,402	94,583
Total assets	¥346,538	¥417,763	$3,465,475

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 1998	Millions of yen 1999	Thousands of U.S. dollars (Note 3) 1999
Current Liabilities:			
Current portion of long-term debt (Note 9)	¥ 19,897	¥ 29,371	$ 243,642
Notes and accounts payable:			
Trade	50,308	46,171	383,003
Subsidiaries and affiliates	522	880	7,300
Other	563	3,626	30,079
	51,393	50,677	420,382
Accrued expenses	11,605	12,619	104,679
Income taxes payable (Note 7)	4,088	85	705
Reserve for guaranteed obligation	—	5,485	45,500
Other current liabilities	1,726	1,944	16,125
Total current liabilities	88,709	100,181	831,033
Long-Term Liabilities:			
Long-term debt (Note 9)	124,923	216,265	1,793,986
Accrued employees' retirement benefits (Note 10)	595	556	4,612
Accrued retirement benefits for directors and corporate auditors (Note 10)	275	125	1,036
Total long-term liabilities	125,793	216,946	1,799,634
Commitments and Contingent Liabilities (Note 18)			
Shareholders' Equity:			
Common stock:			
Authorized—200,000,000 shares at March 31, 1998 and 1999			
Issued, par value ¥50 per share—100,633,718 shares and 103,219,703 shares at March 31, 1998 and 1999, respectively	39,154	42,109	349,307
Additional paid-in capital	38,700	41,653	345,525
Legal reserve (Note 11)	2,377	2,770	22,978
Voluntary reserves (Note 11)	90,892	45,892	380,689
Special tax-purpose reserves (Note 2 (13))	302	291	2,414
Accumulated deficit (Note 19)	(39,389)	(32,079)	(266,105)
Total shareholders' equity	132,036	100,636	834,808
Total liabilities and shareholders' equity	¥346,538	¥417,763	$3,465,475

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

SEGA Enterprises, Ltd.
For the years ended March 31, 1997, 1998 and 1999

			Millions of yen	Thousands of U.S. dollars (Note 3)
	1997	1998	1999	1999
Net Sales (Notes 12 and 13)	¥359,930	¥271,475	¥214,546	$1,779,726
Cost of Sales (Note 12)	285,146	216,596	170,594	1,415,130
Gross profit	74,784	54,879	43,952	364,596
Selling, General and Administrative Expenses	43,555	41,172	41,871	347,333
Operating income	31,229	13,707	2,081	17,263
Other Income (Expenses) (Note 13):				
Interest and dividend income	1,396	1,313	1,604	13,306
Interest expense	(675)	(651)	(879)	(7,292)
Loss on write-down or disposal of inventories (Note 14)	(3,243)	—	(11,495)	(95,355)
Loss on sale or disposal of property and equipment	(419)	(380)	(1,085)	(9,000)
Loss on write-down of investments in subsidiaries (Note 8)	(22,944)	—	—	—
Loss on valuation of investment securities	(722)	(4,295)	(1,291)	(10,709)
Loss on valuation of investments in subsidiaries and affiliates	—	(739)	(750)	(6,221)
Loss on valuation of cash trust for investments	—	(3,992)	(1,330)	(11,033)
Gain on sales of investments in subsidiaries and affiliates	4,416	—	—	—
Gain on sales of investment securities	1,780	510	—	—
Loss on sale or disposal of operations in subsidiaries and affiliates	—	(2,780)	—	—
Loss on dissolution of a subsidiary (Notes 8 and 15)	—	—	(5,014)	(41,593)
Net (loss) gain on foreign exchange	4,305	1,155	(529)	(4,388)
Provision for doubtful accounts (Notes 8 and 16)	—	(40,343)	(7,139)	(59,220)
Loss on reserve for guaranteed obligation (Note 17)	—	—	(5,485)	(45,500)
Amortization of discounts on bonds	(1,154)	(687)	(686)	(5,691)
Amortization of bond and note issue expenses	(977)	(263)	(723)	(5,998)
Other, net	1,265	2,309	(416)	(3,450)
Total other income (expenses)	(16,972)	(48,843)	(35,218)	(292,144)
(Loss) income before income taxes	14,257	(35,136)	(33,137)	(274,881)
Income Taxes (Note 7)	8,685	8,164	246	2,041
Net (loss) income	¥ 5,572	¥(43,300)	¥(33,383)	$ (276,922)

			Yen	U.S. dollars (Note 3)
	1997	1998	1999	1999
Per Share (Note 2 (15)):				
Net (loss) income—basic	¥55.4	¥(430.3)	¥(331.1)	$(2.75)
Net income—diluted*	48.5	—	—	—
Cash dividends	38.0	38.0	39.0	0.32
Weighted average number of shares (thousands)	100,633	100,633	100,833	

The accompanying notes are an integral part of these statements.

* Diluted net loss per share was not disclosed for the years ended March 31, 1998 and 1999, as net loss per share was calculated for the year after the adjustment for dilution.

NON-CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

SEGA Enterprises, Ltd.
For the years ended March 31, 1997, 1998 and 1999

	Number of shares of common stock	Millions of yen					
		Common stock	Additional paid-in capital	Legal reserve	Voluntary reserves	Special tax-purpose reserves	(Accumulated deficit) Retained earnings
Balance at March 31, 1996	100,633,718	¥39,154	¥38,700	¥1,589	¥88,892	¥324	¥ 8,985
Net income for the year ended March 31, 1997	—	—	—	—	—	—	5,572
Cash dividends	—	—	—	—	—	—	(3,824)
Transfer to legal reserve	—	—	—	392	—	—	(392)
Bonuses to directors and corporate auditors	—	—	—	—	—	—	(99)
Reversal of special tax-purpose reserves (Note 2 (13))	—	—	—	—	—	(11)	11
Transfer to voluntary reserves	—	—	—	—	1,000	—	(1,000)
Balance at March 31, 1997	100,633,718	39,154	38,700	1,981	89,892	313	9,253
Net loss for the year ended March 31, 1998	—	—	—	—	—	—	(43,300)
Cash dividends	—	—	—	—	—	—	(3,824)
Transfer to legal reserve	—	—	—	396	—	—	(396)
Bonuses to directors and corporate auditors	—	—	—	—	—	—	(133)
Reversal of special tax-purpose reserves (Note 2 (13))	—	—	—	—	—	(11)	11
Transfer to voluntary reserves	—	—	—	—	1,000	—	(1,000)
Balance at March 31, 1998	100,633,718	39,154	38,700	2,377	90,892	302	(39,389)
Net loss for the year ended March 31, 1999		—	—	—	—	—	**(33,383)**
Cash dividends		—	—	—	—	—	**(3,925)**
Transfer to legal reserve		—	—	**393**	—	—	**(393)**
Reversal of special tax-purpose reserves (Note 2 (13))		—	—	—	—	**(11)**	**11**
Reversal of voluntary reserves		—	—	—	**(45,000)**	—	**45,000**
Proceeds from conversion of convertible bonds	**2,585,985**	**2,955**	**2,953**	—	—	—	—
Balance at March 31, 1999	**103,219,703**	**¥42,109**	**¥41,653**	**¥2,770**	**¥45,892**	**¥291**	**¥(32,079)**

	Thousands of U.S. dollars (Note 3)					
	Common stock	Additional paid-in capital	Legal reserve	Voluntary reserves	Special tax-purpose reserves	(Accumulated deficit) Retained earnings
Balance at March 31, 1998	$324,794	$321,029	$19,718	$753,978	$2,505	$(326,744)
Net loss for the year ended March 31, 1999	—	—	—	—	—	**(276,922)**
Cash dividends	—	—	—	—	—	**(32,559)**
Transfer to legal reserve	—	—	**3,260**	—	—	**(3,260)**
Reversal of special tax-purpose reserves (Note 2 (13))	—	—	—	—	**(91)**	**91**
Reversal of voluntary reserves	—	—	—	**(373,289)**	—	**373,289**
Proceeds from conversion of convertible bonds	**24,513**	**24,496**	—	—	—	—
Balance at March 31, 1999	**$349,307**	**$345,525**	**$22,978**	**$380,689**	**$2,414**	**$(266,105)**

The accompanying notes are an integral part of these statements.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

SEGA Enterprises, Ltd.
For the years ended March 31, 1997, 1998 and 1999

	Millions of yen			Thousands of U.S. dollars (Note 3)
	1997	1998	1999	1999
Cash Flows from Operating Activities:				
Net (loss) income	¥ 5,572	¥(43,300)	¥(33,383)	$ (276,922)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:				
Depreciation	18,994	19,279	19,881	164,919
Amortization	3,920	2,552	3,455	28,660
Loss on write-down or disposal of inventories	3,243	—	11,495	95,355
Loss on sale or disposal of property and equipment	419	380	1,085	9,000
Loss on write-down of investments in subsidiaries	22,944	—	—	—
Loss on valuation of investment securities	722	4,295	1,291	10,709
Loss on valuation of investments in subsidiaries and affiliates	—	739	750	6,221
Gain on sales of investments in subsidiaries and affiliates	(4,416)	—	—	—
Gain on sales of investment securities	(1,780)	(510)	—	—
Loss on sale or disposal of operations in subsidiaries and affiliates	—	2,780	—	—
Loss on dissolution of a subsidiary	—	—	5,014	41,593
Provision for doubtful accounts	—	40,343	7,139	59,220
Loss on reserve for guaranteed obligation	—	—	5,485	45,500
Others	651	(281)	(151)	(1,253)
Changes in assets and liabilities:				
Decrease in notes and accounts receivable	14,042	10,873	27,741	230,120
(Increase) decrease in inventories	4,836	2,849	(17,885)	(148,362)
(Increase) decrease in prepaid expenses and other current assets	1,759	(479)	(7,443)	(61,742)
(Decrease) increase in notes and accounts payable	(33,527)	11,892	(3,799)	(31,514)
(Decrease) increase in income taxes payable	6,135	(2,045)	(3,986)	(33,065)
Increase (decrease) in accrued expenses and other current liabilities	1,845	(3,175)	1,722	14,286
Net cash provided by operating activities	45,359	46,192	18,411	152,725
Cash Flows from Investing Activities:				
Acquisition of property and equipment	(31,075)	(23,054)	(20,602)	(170,900)
Proceeds from sale of property and equipment	1,746	1,638	1,316	10,917
Increase in investments in securities	(7,547)	(1,925)	(4,506)	(37,379)
(Increase) decrease in investments in subsidiaries and affiliates	3,294	(47,114)	(20,077)	(166,545)
Increase in other investments	(761)	(2,963)	(154)	(1,277)
Increase in fixed leasehold deposits	(96)	(350)	(1,797)	(14,907)
Increase in deferred charges and intangible assets	(1,600)	(3,445)	(3,323)	(27,566)
Net cash used in investing activities	(36,039)	(77,213)	(49,143)	(407,657)
Cash Flows from Financing Activities:				
Proceeds from issuance of long-term debt	—	—	129,830	1,076,981
Repayment of current portion of long-term debt	(30,620)	—	(19,897)	(165,052)
Repayment of long-term borrowings	—	—	(5,792)	(48,046)
Cash dividends	(3,824)	(3,824)	(3,925)	(32,559)
Net cash provided by (used in) financing activities	(34,444)	(3,824)	100,216	831,323
Changes in Cash and Cash Equivalents	(25,124)	(34,845)	69,484	576,391
Cash and Cash Equivalents at Beginning of Year	117,460	92,336	57,491	476,906
Cash and Cash Equivalents at End of Year	¥ 92,336	¥ 57,491	¥126,975	$1,053,297

The accompanying notes are an integral part of these statements.

1. BASIS OF PRESENTING THE NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Accounting Principles

The accompanying non-consolidated financial statements have been prepared from accounts maintained by SEGA Enterprises, Ltd. (the "Company") in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards.

Certain items presented in the non-consolidated financial statements filed with the Ministry of Finance (the "MOF") in Japan have been reclassified for the convenience of readers outside Japan. In addition, the non-consolidated statements of cash flows are not required to be filed with the MOF, but have been prepared and included in the non-consolidated financial statements.

The non-consolidated financial statements are not intended to present the non-consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

(2) Significant Shareholders

The Company is an affiliate of CSK Corporation, Japan, which owned 20,148 thousand shares of common stock of the Company at March 31, 1998 and 1999, representing 20.02% and 19.52% of shares outstanding at such dates. In addition, the chairman of the Company, Mr. Isao Okawa, personally owned 2.11% of the issued shares of the Company as of March 31, 1999.

There have been no material transactions and account balances outstanding, other than the shareholdings, between the Company and CSK Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Inventories

Inventories are stated at cost, determined by the moving-average method. When the net realizable value of certain classes of inventories is substantially lower than the carrying value (cost) and such decline of value is considered to be permanent, appropriate write-downs are recorded on such items.

(2) Valuation of Securities

Securities with quoted market values are valued at the lower of cost or market on an individual basis, cost being determined by the moving-average method. Other securities are valued at cost, which is determined by the moving-average method.

(3) Cash and Cash Equivalents

Cash equivalents include time deposits and short-term investments in conformity with generally accepted Japanese accounting practices.

(4) Investments in Subsidiaries and Affiliates

Investments in subsidiaries (majority-owned companies) and affiliates (20% to 50% owned companies) are valued at cost. The equity method of accounting for investments in the common stock of subsidiaries and affiliates has not been followed by the Company in the non-consolidated financial statements under Japanese accounting practices.

(5) Property and Equipment

Depreciation is computed, except for buildings acquired on and after April 1, 1998, by the declining-balance method at rates based on the estimated useful lives of assets, as prescribed by the Japanese income tax laws. The depreciation method of buildings, except for buildings' improvements and structures, acquired on and after April 1, 1998, was changed from the declining-balance method to the straight-line method in accordance with the 1998 amendments of the Japanese tax laws. The effects of this change were immaterial. The range of useful lives is principally from 3 to 50 years for buildings and structures; from 2 to 20 years for machinery, equipment, furniture and tools; and from 2 to 5 years for amusement machines and facilities.

The estimated useful lives of buildings have been shortened in accordance with the 1998 amendments of Japanese tax laws. The effects of this change were to increase depreciation expense by ¥101 million ($838 thousand) and to decrease gross profit and operating profit by ¥27 million ($224 thousand) and ¥95 million ($788 thousand), respectively, and to increase loss before income taxes by ¥95 million ($788 thousand).

(6) Consumption Tax

Until March 31, 1997, the consumption tax had been imposed at the flat rate of 3% on all domestic consumption of goods and services (with certain exemptions). On April 1, 1997, the rate was increased to 5%.

The consumption tax imposed on the Company's sales to customers is withheld by the Company at the time of sale and is paid to the national government subsequently. The consumption tax withheld upon sale is not included in the amount of "Net sales" in the accompanying non-consolidated statements of operations but is recorded as a liability, "consumption tax withheld." The balances of "consumption tax withheld" and "consumption tax paid" (an asset item), which is borne by the Company on the purchases of products, merchandise and services from vendors, are not included in the amounts of costs and expenses but are offset, and the net balance is included in "Other current assets" or "Other current liabilities" of the non-consolidated balance sheets at March 31, 1998 and 1999.

(7) Leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method that is applicable to ordinary operating leases.

(8) Amortization

Amortization of deferred charges and intangible assets is computed by the straight-line method, principally over seven years.

"Bond discount" arising from the issue of the zero-coupon convertible discount bonds (see Note 9), is recorded as a deferred charge and is amortized to expenses on a straight-line basis over the period up to the maturity of the bonds. When the discount bonds are converted into common stock of the Company, appropriate amortization is made in proportion to the balance of converted bonds.

Bond and note issue expenses are deferred and amortized on a straight-line basis over a three-year period.

(9) Foreign Currency Translation

Cash and short-term receivables and payables denominated in foreign currencies are translated into yen at the current exchange rates prevailing at the respective balance sheet dates. Resulting translation gains or losses are included in the determination of net income for the fiscal year.

Long-term receivables denominated in foreign currencies, including investments in overseas subsidiaries, are generally translated at the historical rates prevailing at the transaction dates.

Accounts denominated in foreign currencies which are hedged by forward exchange contracts are translated into yen at the contracted rates of exchange.

(10) Income Taxes

Income taxes are provided for based on the amount required by the tax returns for the fiscal year. No tax effect is recorded for temporary differences in the recognition of certain expenses between tax and financial reporting.

(11) Allowance for Doubtful Accounts

At March 31, 1999, the Company provided for allowance for doubtful accounts that are deemed adequate to cover future losses from delinquency and write-off based on its analyses on the historical collection date, in accordance with the Japanese Tax Law as amended. At March 31, 1998, and prior, the Company maintained allowance for doubtful accounts at 0.8% of total receivables outstanding in accordance with the Japanese Tax Law.

(12) Reserve for Guaranteed Obligation

Estimated future obligations related to certain guarantees are provided based on the financial position of the recipients of these guarantees.

(13) Special Tax-Purpose Reserves

The Company has provided for special tax-purpose reserves which have resulted in the deferral of income tax payments in accordance with the provisions of the Special Taxation Measures Law of Japan. The provisions for and reversals of the special tax-purpose reserves are made through appropriation of retained earnings and are deducted from or added back to the taxable income of the fiscal year to which the appropriation relates.

The reserves of the Company are in respect of the postponement of income tax payments by reason of export sales and deferred capital gains arising from qualified asset replacements.

(14) Appropriation of Retained Earnings

Under the Japanese Commercial Code and the Articles of Incorporation of the Company, the plan for appropriation of retained earnings (including year-end cash dividend payments) proposed by the Board of Directors should be approved by the shareholders' meeting which must be held within three months of the end of each fiscal year. The appropriation of retained earnings reflected in the accompanying non-consolidated financial statements represents the results of such appropriations which are applicable to the immediately preceding fiscal year but were approved by the shareholders' meeting and disposed of during that year. Year-end dividends are paid to shareholders on the shareholders' register at the end of each fiscal year.

(15) Net (Loss) Income and Dividends per Share

Net (loss) income per share of common stock is based upon the weighted average number of shares of common stock outstanding during each fiscal year. Net (loss) income per share is computed to reflect the dilutive effect on net income assuming potential issues of new shares of common stock upon conversion of convertible debt securities and exercise of warrants outstanding with the related reduction of interest expenses.

Cash dividends per share shown for each year in the non-consolidated statements of operations represent dividends declared as applicable to the respective period.

(16) Common Stock and Additional Paid-in Capital

Under the provisions of the Japanese Commercial Code, it is required that at least 50% of the issue price of new shares be transferred to the "Common stock" account, provided 50% of the issue price is greater than the par value of common stock. In accordance with such requirements, 50% of the proceeds from new share issues sold in public offerings at market price is transferred to the "Common stock" account and the remaining 50% is credited to the "Additional paid-in capital" account.

3. UNITED STATES DOLLAR AMOUNTS

The Company maintains its accounting records in yen. The dollar amounts included in the non-consolidated financial statements and notes thereto represent the arithmetical results of translating yen to dollars on the basis of ¥120.55=US$1. The inclusion of such dollar amounts is solely for convenience and is not intended to imply that yen amounts have been or could be converted, realized or settled in dollars at ¥120.55=US$1 or at any other rate.

4. INVENTORIES

Inventories as of March 31, 1998 and 1999, consisted of:

	Millions of yen		Thousands of U.S. dollars
	1998	**1999**	**1999**
Merchandise	¥ 3,141	**¥ 3,222**	**$ 26,727**
Products	12,152	**20,498**	**170,037**
Materials	14,427	**13,757**	**114,119**
Work in process	4,901	**6,361**	**52,766**
Supplies	2,331	**2,704**	**22,431**
	¥36,952	**¥46,542**	**$386,080**

5. SHORT-TERM INVESTMENTS AND INVESTMENTS IN SECURITIES

Short-term investments (current portfolio) and investments in securities (non-current portfolio) of the Company at March 31, 1998 and 1999, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	1998	**1999**	**1999**
Short-term investments:			
Cash trust for investments	¥ 6,007	**¥ 4,678**	**$ 38,805**
Lease-backed notes	4,000	**20,500**	**170,054**
Other securities	4,496	**301**	**2,497**
	¥14,503	**¥25,479**	**$211,356**
Investments in securities:			
Listed corporate shares	¥ 8,209	**¥ 9,124**	**$ 75,687**
Unlisted corporate shares	5,818	**5,432**	**45,060**
Other securities	2,671	**5,338**	**44,280**
	16,698	**19,894**	**165,027**
Shares and convertible bonds issued by CSK Corporation	2,129	**2,129**	**17,661**
	¥18,827	**¥22,023**	**$182,688**

Market value of listed corporate shares (except for CSK Corporation's shares) included in the non-current portfolio as of March 31, 1998 and 1999, is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1998	**1999**	**1999**
Market value of listed corporate shares in:			
Non-current portfolio	¥8,654	**¥12,095**	**$100,332**

Derivative Financial Instruments

The Company enters into foreign currency forward contracts and foreign currency options to hedge against exposure to foreign currency fluctuations in its export and import transactions. The Company does not hold or issue derivative financial instruments for trading purposes.

All the derivative transactions are controlled by the foreign currency committee which determines the Company's hedging strategy.

The derivative transactions have market risk associated with the volatility of the foreign currency markets. The Company sometimes issues put options in order to enter into zero cost option contracts. Under such contracts, the Company may suffer adverse effects caused by market fluctuations. Therefore, the Company's involvement in options contracts is limited so as not to exceed its demand for foreign currencies.

As of March 31, 1998 and 1999, all of the foreign currency forward contracts were allocated to related accounts receivable and there were no currency option contracts outstanding.

6. FIXED LEASEHOLD DEPOSITS

The Company conducts amusement center operations on property leased from lessors on a long-term cancellable basis.

Japanese lessors require large amounts of leasehold deposits relative to the amount of annual lease rental payments. Such leasehold deposits do not bear interest and are generally returnable only when the lease is terminated. Such leasehold deposits are shown in the non-consolidated balance sheets as "Fixed leasehold deposits."

7. INCOME TAXES

Income taxes in Japan applicable to the Company for the years ended March 31, 1997, 1998 and 1999, consisted of corporate income tax (national), enterprise tax (local) and resident income taxes (local) at the approximate rates indicated below:

	Rates on taxable income		
	1997	1998	**1999**
Standard rates:			
Corporate income tax	37.5%	37.5%	**34.5%**
Enterprise tax	12.6	12.6	**11.6**
Resident income taxes	7.8	7.8	**7.1**
	57.9%	57.9%	**53.2%**
Statutory tax rate in effect to reflect the deductibility of enterprise tax when paid	51.4%	51.4%	**47.7%**

Unlike other income taxes, enterprise tax is deductible for tax purposes when it is paid.

Income tax expenses as shown in the accompanying non-consolidated statements of operations differ from the amounts computed by applying the aforementioned statutory tax rates to (loss) income before income taxes. Such differences arise partly from entertainment expenses, which are not tax deductible. In addition, the differences arise because no tax effects have been recognized on certain temporary differences between financial accounting and tax reporting primarily in relation to accrued enterprise tax not deductible until paid, write-down of inventories not deductible until actually disposed of, reserve for doubtful accounts provided in excess of the limit of deduction established by the tax laws and other factors.

8. INVESTMENTS IN AND ADVANCES TO SUBSIDIARIES AND AFFILIATES

Investments in and advances to subsidiaries and affiliates as of March 31, 1998 and 1999, were as follows:

	Percentage of ownership	Millions of yen 1998	Millions of yen 1999	Thousands of U.S. dollars 1999
Subsidiaries:				
SEGA Europe Ltd.	100.0	¥15,014	¥15,014	$124,546
SIMS Co., Ltd.	100.0	101	101	838
SI Electronics Co., Ltd.	100.0	100	100	829
SEGA Amusements Taiwan Ltd.	75.0	475	721	5,981
SEGA Singapore Pte. Ltd.	100.0	103	103	854
SEGA International Finance B.V.	100.0	11	11	91
Nextech Co., Ltd.	100.0	100	169	1,402
SEGA Huahan Culture Entertainment Co., Ltd.	80.0	240	240	1,991
SEGA TOYS, Ltd. (formerly SEGA Yonezawa Co., Ltd.)	100.0	—	490	4,065
SEGA Enterprises (Australia) Pty. Ltd.				
Investment in capital stock[*1]	86.0	2,014	—	—
Advances[*4]	—	—	5,031	41,734
SEGA Enterprises, Inc. (U.S.A.)[*2]	100.0	8,605	15,798	131,049
Cross Products Ltd.	100.0	257	257	2,132
SEGA Distribution Australia Pty. Ltd.	100.0	365	365	3,028
SEGA Food Works Co., Ltd.	51.0	5	5	41
S.G.S. Co., Ltd.	63.0	65	126	1,045
OASIS Park Co., Ltd.	63.8	—	255	2,115
Eighty-one Entertainment Co., Ltd.	61.4	—	250	2,074
SEGA of America, Inc.				
Advances[*4]	—	40,000	40,000	331,813
Other	—	120	11	91
Affiliates:				
Linguaphone Japan Ltd.	24.6	—	—	—
Light Printing Co., Ltd.	33.4	1,470	1,470	12,194
SEGA Digital Communication Co., Ltd.	35.0	140	26	216
SEGA Music Networks Co., Ltd.				
Investment in capital stock	50.0	200	—	—
Advances	—	1,246	1,870	15,512
SG MEDIA Co., Ltd.	20.0	60	60	498
SEGA Soft Networks, Inc.				
Investment in capital stock[*3]	50.0	—	1,437	11,920
Advances	—	—	4,930	40,896
SEGA Logistics Service Co., Ltd.	50.0	100	100	830
Super Merge Corporation Sdn. Bhd.	20.0	437	—	—
Hyundai Sega Entertainment Co., Ltd.	25.0	173	173	1,435
SEGA Muse Ltd.	46.9	255	255	2,115
Lotte SEGA Co., Ltd.	50.0	709	709	5,881
Amusement World of Vietnam Corporation	30.0	38	38	315
SEGA Lease Co., Ltd.				
Investment in capital stock	29.0	30	30	249
Advances	—	838	476	3,949
Atlus Dream Entertainment Co., Ltd.	—	76	—	—
Other	—	25	64	531
		¥73,372	¥90,685	$752,260

[*1] During the year ended March 31, 1999, the Company wrote off the investment in capital stock of SEGA Enterprises (Australia) Pty. Ltd. in the amount of ¥2,014 million. The loss recognized as a result of the write-off is ¥2,014 million, which is included in *"Loss on dissolution of a subsidiary" in the accompanying non-consolidated statements of operations.*
[*2] During the year ended March 31, 1999, the Company increased investments in SEGA Enterprises, Inc. (U.S.A.).
[*3] During the year ended March 31, 1999, the Company purchased shares of SEGA Soft Networks, Inc.
[*4] Advances to SEGA of America, Inc. and SEGA Enterprises (Australia) Pty. Ltd. are fully reserved.

9. LONG-TERM DEBT

Long-term debt at March 31, 1998 and 1999, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	1998	1999	1999
2.00% unsecured notes due 2001	¥ —	¥ 10,000	$ 82,953
2.15% unsecured notes due 2001	—	10,000	82,953
2.27% unsecured notes due 2002	—	5,000	41,477
Zero-coupon convertible discount bonds due 1999	19,897	—	—
0.55% convertible bonds due 2000	94,339	88,452	733,737
Zero-coupon convertible bonds due 1999	29,371	29,371	243,642
Zero-coupon convertible bonds due 2003	—	44,095	365,782
0.40% convertible bonds due 2006	—	29,996	248,826
Unsecured loans, from banks:			
Due 2001 to 2002 with interest ranging from 1.80% to 1.92% per annum	—	27,000	223,973
Other long-term debt	1,213	1,722	14,285
	144,820	245,636	2,037,628
Less portion due within one year	19,897	29,371	243,642
	¥124,923	¥216,265	$1,793,986

The 0.55% convertible bonds due 2000 were issued on June 24, 1994, in the principal amount of ¥100,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥7,726.10 per share.

The zero-coupon convertible bonds due 1999 were issued on September 7, 1995, in the principal amount of ¥30,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥4,156.60 per share.

The zero-coupon convertible bonds due 2003 were issued on February 17, 1999, in the principal amount of ¥50,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥2,285 per share.

The 0.40% convertible bonds due 2006 were issued on February 17, 1999, in the principal amount of ¥30,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥2,285 per share.

10. RETIREMENT PLAN AND SEVERANCE INDEMNITIES

The employees of the Company are generally entitled to receive lump-sum payments or pension payments upon retirement under the Company's retirement benefit plan. The amounts of such retirement benefits are determined by reference to the latest rate of pay, length of service and whether the retirement is voluntary or involuntary.

In November 1993, together with the SEGA Group Companies, the Company transferred 100% of the retirement benefits to a separate contributory pension program which was established as a pension trust fund, pursuant to the welfare pension insurance laws in Japan, whereby the pension fund has been substituted for a portion of the government pension program.

As a result, the balance of the "Accrued employees' retirement benefits," which became no longer necessary due to the change, is being amortized to income over a period for which the past service costs of the pension plan are being amortized.

As of March 31, 1999, the past service costs amounted to ¥1,646 million ($13,654 thousand), which are being amortized over 20 years.

With respect to directors and corporate auditors, while the Company has no legal obligation, as is customary practice in Japan, the Company makes lump-sum payments to a director or corporate auditor upon retirement with the approval of a general meeting of the shareholders. The amounts are determined on a basis similar to that used for employees' payments. The Company has provided a reserve for such payments to directors and corporate auditors on an accrual basis.

11. LEGAL RESERVE AND APPROPRIATION OF RETAINED EARNINGS

The Japanese Commercial Code states that an amount equal to at least 10% of cash distributions (cash dividends and bonuses to officers, etc.) paid out of retained earnings should be appropriated to the legal reserve until such reserve equals 25% of the amount of common stock. This reserve may be transferred to common stock by a resolution of the Board of Directors or used to reduce a deficit by a resolution of a shareholders' meeting, but is not available for dividend payments.

The Company's Board of Directors, with subsequent approval by the shareholders, has made annual appropriations of retained earnings for various purposes, the accumulated balance of which is presented as "Voluntary reserves" in the accompanying financial statements. Any disposition of such appropriations shall be at the discretion of the Board of Directors and the shareholders.

12. ANALYSIS OF NET SALES AND COST OF SALES

The breakdown of the Company's net sales and cost of sales for the years ended March 31, 1997, 1998 and 1999, is as follows:

			Millions of yen	Thousands of U.S. dollars
	1997	1998	**1999**	**1999**
Net sales:				
Product sales	¥250,010	¥139,555	**¥105,777**	**$ 877,453**
Merchandise sales	12,626	36,710	**18,860**	**156,449**
	262,636	176,265	**124,637**	**1,033,902**
Revenues from amusement center operations	88,191	90,958	**87,943**	**729,515**
Royalties on game software	9,103	4,252	**1,966**	**16,309**
	¥359,930	¥271,475	**¥214,546**	**$1,779,726**
Cost of sales:				
Cost of products and merchandise sold	¥227,033	¥151,372	**¥103,616**	**$ 859,527**
Cost of amusement center operations	58,113	65,224	**66,978**	**555,603**
	¥285,146	¥216,596	**¥170,594**	**$1,415,130**

13. RELATED PARTY TRANSACTIONS

The Company's significant transactions with related parties for the years ended March 31, 1997, 1998 and 1999, are summarized as follows:

			Millions of yen	Thousands of U.S. dollars
	1997	1998	**1999**	**1999**
Sales to subsidiaries and affiliates (products)	¥147,608	¥82,085	**¥58,743**	**$487,291**
Sales to subsidiaries and affiliates (merchandise)	101	120	**16,571**	**137,462**
Revenues from amusement center operations	54	46	**44**	**365**
Royalty income	900	1,068	**914**	**7,582**
Interest income	51	83	**749**	**6,213**
Gain on sales of investments in subsidiaries and affiliates	4,416	—	**—**	**—**

14. LOSS ON WRITE-DOWN OR DISPOSAL OF INVENTORIES

Loss on write-down or disposal of inventories of ¥11,495 million for the year ended March 31, 1999, represents a valuation loss on hardware and software for consumer products and amusement machine products and a loss of write-off of prepaid development costs for certain software.

15. LOSS ON DISSOLUTION OF A SUBSIDIARY

Loss on dissolution of a subsidiary of ¥5,014 million for the year ended March 31, 1999, represents a valuation loss on the investment in SEGA Enterprises (Australia) Pty. Ltd. and losses on the discontinuation of operations in Australia.

16. PROVISION FOR DOUBTFUL ACCOUNTS

Provision for doubtful accounts for the year ended March 31, 1998, represented the write-down of loans from an affiliated company (SEGA of America, Inc.).

Provision for doubtful accounts for the year ended March 31, 1999, included the write-down of loans from affiliated companies (SEGA Enterprises (Australia) Pty. Ltd. and SEGA Music Networks Co., Ltd.) amounting to ¥6,400 million ($53,090 thousand).

17. LOSS ON RESERVE FOR GUARANTEED OBLIGATION

Loss on the reserve for guaranteed obligation for the year ended March 31, 1999, represented the estimated loss from the guarantee to SEGA of America, Inc.'s bank loan.

18. COMMITMENTS AND CONTINGENT LIABILITIES

Finance lease contracts without ownership transfer as of and for the years ended March 31, 1998 and 1999, are summarized as follows.

Calculated amounts relevant to the acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 1998 and 1999, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1998	1999	1999
Amusement machines:			
Acquisition cost	¥3,164	¥1,968	$16,325
Accumulated depreciation	(2,031)	(1,530)	(12,692)
Book value	¥1,133	¥ 438	$ 3,633
Buildings:			
Acquisition cost	¥3,517	¥2,542	$21,087
Accumulated depreciation	(1,280)	(1,033)	(8,569)
Book value	¥2,237	¥1,509	$12,518
Others:			
Acquisition cost	¥3,691	¥5,785	$47,988
Accumulated depreciation	(1,758)	(2,495)	(20,697)
Book value	¥1,933	¥3,290	$27,291

The amount of outstanding future lease payments for finance leases without ownership transfer due at March 31, 1998 and 1999, which included the portion of interest thereon, is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1998	1999	1999
Future lease payments:			
Within one year	¥2,057	¥2,085	$17,296
More than one year	3,538	3,389	28,113
	¥5,595	¥5,474	$45,409

Lease payment and the calculated amounts relevant to depreciation and interest expense for the leased properties for the years ended March 31, 1998 and 1999, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1998	1999	1999
Lease payment	¥2,478	¥2,893	$23,998
Depreciation	2,185	2,548	21,136
Interest expense	324	302	2,505

The amount of outstanding future lease payments for non-cancellable operating leases at March 31, 1999, is summarized as follows:

	Millions of yen	Thousands of U.S. dollars
Within one year	¥140	$1,161
More than one year	166	1,377
	¥306	$2,538

The Company was contingently liable for obligations of others as of March 31, 1999, as follows:

	Millions of yen	Thousands of U.S. dollars
Guarantee of lease rental obligations for:		
SEGA Enterprises, Inc. (U.S.A.)	¥ 6,030	$ 50,021
SEGA Gameworks, L.L.C.	707	5,865
Cross Products Ltd.	123	1,020
SEGA of America, Inc.	5,473	45,400
Guarantee of obligations to banks for:		
Atlus Dream Entertainment Co., Ltd.	271	2,248
Eighty-one Entertainment Co., Ltd.	205	1,701
SEGA Enterprises, Inc. (U.S.A.)	4,580	37,993
SEGA Europe Ltd.	2,354	19,527
SEGA Amusements Europe Ltd.	2,340	19,411
Premier Loisir France S.A.	468	3,882
TRILOGY Corporation	60	498
TOWA JAPAN CO., LTD.	262	2,173
Other guarantee or commitment for:		
SEGA Amusements Europe Ltd.	9	75
Premier Loisir France S.A.	45	373
SEGA Lease Co., Ltd.	197	1,634
	¥23,124	$191,821

19. SUBSEQUENT EVENTS

Appropriations of Retained Earnings

The appropriations of retained earnings in respect of the year ended March 31, 1999, proposed by the Board of Directors and approved by the General Meeting of Shareholders held on June 29, 1999, are as follows:

	Millions of yen	Thousands of U.S. dollars
Accumulated deficit as of March 31, 1999	¥(32,079)	$(266,105)
Reversal of special tax-purpose reserves	10	83
Reversal of voluntary reserves	38,000	315,222
	5,931	49,200
Appropriations:		
Cash dividends (¥39 per share)	2,374	19,693
Transfer to legal reserve	237	1,967
Total appropriations	2,611	21,660
Retained earnings to be carried forward	¥ 3,320	$ 27,540

Early Retirement Program

In order to reduce costs and improve productivity and asset utilization, the Company offered a voluntary early retirement program to its employees. As a result, 706 employees accepted this program from May 7, 1999, to June 18, 1999. The Company will recognize ¥2,038 million ($16,906 thousand) of special termination costs in the next fiscal year.

20. STOCK OPTION PLAN

(1) At the General Meeting of Shareholders held on June 26, 1998, the shareholders of the Company approved a stock option plan for certain directors and employees. Under the plan, options for 130,000 shares and 305,000 shares of common stock of the Company were granted to 9 directors and 161 employees, respectively, at March 31, 1999. All options are exercisable at an exercise price of ¥2,835 from July 1, 1999, through June 30, 2002. The exercise price will be subject to adjustments if there are stock splits or additional shares issued for less than the ongoing market price.

(2) In addition, at the General Meeting of Shareholders held on June 29, 1999, the shareholders of the Company approved another stock option plan for certain directors and employees. Under the plan, options for 127,000 shares and 317,000 shares of common stock of the Company would be granted to 9 directors and 318 employees, respectively. These new options to be granted will be exercisable at an exercise price of 105% of the average market price for the month immediately preceding the date of grant over a period from July 30, 1999, through June 30, 2002. The exercise price will be subject to adjustments if there are stock splits or additional shares issued for less than the ongoing market price.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON THE NON-CONSOLIDATED FINANCIAL STATEMENTS

To: The Board of Directors of
SEGA Enterprises, Ltd.

We have audited the accompanying non-consolidated balance sheets of SEGA Enterprises, Ltd. as of March 31, 1998 and 1999, and the related non-consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1999, all expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the non-consolidated financial statements referred to above present fairly the non-consolidated financial position of SEGA Enterprises, Ltd. at March 31, 1998 and 1999, and the non-consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1999, in conformity with accounting principles and practices generally accepted in Japan (see Note 1) consistently applied during the periods.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying non-consolidated financial statements.

Tokyo, Japan
June 29, 1999

Chuo Audit Corporation

Chuo Audit Corporation
Independent Certified Public Accountants

CONSOLIDATED STATEMENTS OF OPERATIONS AND (ACCUMULATED DEFICIT) RETAINED EARNINGS

SEGA Enterprises, Ltd. and Consolidated Subsidiaries
For the years ended March 31, 1998 and 1999

	Millions of yen		Thousands of U.S. dollars (Note 5)
	1998	1999	1999
Net Sales	¥331,605	¥266,194	$2,208,163
Cost of Sales	270,710	201,819	1,674,152
Gross profit	60,895	64,375	534,011
Selling, General and Administrative Expenses	63,043	62,287	516,690
Operating income (loss)	(2,148)	2,088	17,321
Other Income (Expenses):			
Interest and dividend income	1,913	1,313	10,892
Interest expense	(3,719)	(2,175)	(18,042)
Loss on write-down or disposal of inventories (Note 3)	—	(11,497)	(95,371)
Loss on sale or disposal of property and equipment	(477)	(436)	(3,617)
Loss on dissolution of a subsidiary (Note 4)	(638)	(8,499)	(70,502)
Loss on valuation of investment securities	(6,340)	(1,436)	(11,912)
Loss on valuation of investments in subsidiaries and affiliates	(321)	(550)	(4,562)
Loss on valuation of cash trust for investments	(3,993)	(1,330)	(11,033)
Loss on sale or disposal of operations in subsidiaries and affiliates	(2,780)	—	—
Gain on sales of investment securities	510	—	—
Net gain on foreign exchange	1,088	—	—
Amortization of discounts on bonds	(686)	(686)	(5,691)
Amortization of bond and note issue expenses	(263)	(723)	(5,998)
Equity in losses of non-consolidated subsidiaries and affiliates (Note 2 (2))	—	(6,379)	(52,916)
Provision for doubtful accounts	(346)	(1,366)	(11,331)
Other, net	1,705	(974)	(8,080)
Total other income (expenses)	(14,347)	(34,738)	(288,163)
Loss before income taxes	(16,495)	(32,650)	(270,842)
Income Taxes:			
Current	5,718	230	1,908
Deferred (Note 2 (4))	(2,553)	10,343	85,799
	3,165	10,573	87,707
	(19,660)	(43,223)	(358,549)
Minority Interests in Earnings of Consolidated Subsidiaries	339	342	2,837
Amortization of Excess Investment Costs over Net Assets of Consolidated Subsidiaries Acquired (Note 2 (1))	(11,819)	—	—
Equity in Losses of Non-Consolidated Subsidiaries and Affiliates (Note 2 (2))	(4,495)	—	—
Net loss	(35,635)	(42,881)	(355,712)
(Accumulated Deficit) Retained Earnings:			
Balance at beginning of year	76,669	41,685	345,790
Transfer from legal reserve	—	2,378	19,726
(Decrease) increase due to additional consolidation of subsidiaries	21	(401)	(3,326)
Increase due to equity method of affiliates (net)	—	47	390
Increase due to tax effects (Note 2 (4))	4,982	—	—
Cash dividends paid	(3,824)	(3,925)	(32,559)
Transfer to legal reserve	(395)	—	—
Bonuses to directors and corporate auditors	(133)	—	—
Balance at end of year	¥ 41,685	¥ (3,097)	$ (25,691)

	Yen		U.S. dollars (Note 5)
	1998	1999	1999
Per Share:			
Net loss—basic	¥(354.1)	¥(425.3)	$(3.53)
Net income—diluted*	—	—	—
Cash dividends	38.0	39.0	0.32

The accompanying notes are an integral part of these statements.

* Diluted net loss per share was not disclosed for the years ended March 31, 1998 and 1999, as net loss per share was calculated for the year after the adjustment for dilution.

CONSOLIDATED BALANCE SHEETS

SEGA Enterprises, Ltd. and Consolidated Subsidiaries
March 31, 1998 and 1999

	Millions of yen		Thousands of U.S. dollars (Note 5)
ASSETS	1998	**1999**	**1999**
Current Assets:			
Cash	¥ 42,403	**¥100,708**	**$ 835,404**
Time deposits	8,540	**7,020**	**58,233**
Short-term investments	14,503	**25,479**	**211,356**
Notes and accounts receivable:			
Trade	27,807	**25,512**	**211,630**
Non-consolidated subsidiaries and affiliates	26,043	**14,170**	**117,545**
Other	13,603	**4,700**	**38,988**
	67,453	**44,382**	**368,163**
Less allowance for doubtful accounts	(1,918)	**(1,690)**	**(14,019)**
	65,535	**42,692**	**354,144**
Inventories	44,683	**61,580**	**510,825**
Prepaid expenses	12,182	**15,520**	**128,743**
Deferred income taxes—current (Note 2 (4))	8,675	**—**	**—**
Other current assets	1,067	**2,875**	**23,850**
Total current assets	197,588	**255,874**	**2,122,555**
Investments and Advances:			
Investments in securities	22,920	**22,227**	**184,380**
Investments in and advances to non-consolidated subsidiaries and affiliates (Note 2 (2))	11,350	**7,186**	**59,610**
Other investments	3,261	**7,179**	**59,552**
Total investments and advances	37,531	**36,592**	**303,542**
Property and Equipment:			
Amusement machines and facilities	76,352	**74,095**	**614,641**
Buildings and structures	54,401	**53,181**	**441,153**
Machinery and equipment	29,035	**30,931**	**256,582**
	159,788	**158,207**	**1,312,376**
Less accumulated depreciation	(92,783)	**(101,071)**	**(838,415)**
	67,005	**57,136**	**473,961**
Land	22,632	**22,629**	**187,715**
Construction in progress	126	**175**	**1,452**
Total property and equipment	89,763	**79,940**	**663,128**
Fixed Leasehold Deposits	22,618	**24,622**	**204,247**
Deferred Charges and Intangible Assets	9,561	**17,301**	**143,517**
Deferred Tax—Non-Current (Note 2 (4))	2,942	**938**	**7,781**
Excess Investment Costs over Net Assets of Consolidated Subsidiaries Acquired	1,427	**1,786**	**14,815**
Translation Adjustment (Note 2 (3))	7,533	**8,561**	**71,016**
Total assets	¥368,963	**¥425,614**	**$3,530,601**

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		Thousands of U.S. dollars (Note 5)
	1998	1999	1999
Current Liabilities:			
Short-term bank loans	¥ 12,655	¥ 17,154	$ 142,298
Current portion of convertible bonds	19,897	29,371	243,642
Current portion of long-term debt	746	6	50
Notes and accounts payable:			
Trade	54,566	52,957	439,295
Other	2,601	6,682	55,429
	57,167	59,639	494,724
Accrued expenses	14,792	14,317	118,764
Income taxes payable	4,783	734	6,089
Other current liabilities	8,143	3,397	28,178
Total current liabilities	118,183	124,618	1,033,745
Long-Term Liabilities:			
Long-term debt	124,511	214,668	1,780,738
Accrued employees' retirement benefits	597	598	4,961
Accrued retirement benefits for directors and corporate auditors	276	125	1,037
Other	3,066	4,816	39,950
Total long-term liabilities	128,450	220,207	1,826,686
Minority Interests in Consolidated Subsidiaries	283	148	1,228
Commitments and Contingent Liabilities (Note 7)			
Shareholders' Equity:			
Common stock:			
Authorized—200,000,000 shares at March 31, 1998 and 1999			
Issued, par value ¥50 per share—100,633,718 shares and 103,219,703 shares at March 31, 1998 and 1999, respectively	39,154	42,109	349,307
Additional paid-in capital	38,700	41,653	345,525
(Accumulated deficit) retained earnings	44,063	(3,097)	(25,691)
Unrealized (loss) gain on available-for-sale securities	133	(23)	(191)
Treasury stock	(3)	(1)	(8)
Total shareholders' equity	122,047	80,641	668,942
Total liabilities and shareholders' equity	¥368,963	¥425,614	$3,530,601

1. BASIS OF PRESENTING THE CONSOLIDATED FINANCIAL STATEMENTS

(1) Accounting Principles

The accompanying consolidated financial statements have been prepared from the accounts maintained by SEGA Enterprises, Ltd. (the "Company") and its consolidated subsidiaries (collectively, the "Companies") in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards.

Certain items presented in the consolidated financial statements filed with the Ministry of Finance (the "MOF") in Japan have been reclassified for the convenience of readers outside Japan.

The consolidated financial statements are not intended to present the consolidated financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

(2) Significant Shareholder

The Company is an affiliate of CSK Corporation, Japan, which owned 20,148 thousand shares of common stock of the Company at March 31, 1998 and 1999, representing 20.02% and 19.52% of shares outstanding at such dates.

There have been no material transactions and account balances outstanding, other than the shareholdings, between the Company and CSK Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Scope and Principles of Consolidation

The Company had 55 subsidiaries (majority-owned companies) and 21 affiliates (20% to 50% owned companies) at March 31, 1999 (55 subsidiaries and 21 affiliates at March 31, 1998). The consolidated financial statements include the accounts of the Company and 38 of its subsidiaries (39 at March 31, 1998), which are listed below.

	Country of incorporation	Equity ownership percentage at March 31, 1999	Fiscal year-end
SEGA Enterprises, Inc. (U.S.A.)	U.S.A.	100.0	March 31
SEGA of America, Inc.[*1]	U.S.A.	100.0	March 31
SEGA Pinball, Inc.[*1]	U.S.A.	100.0	February 28
SEGA Europe Ltd.	U.K.	100.0	February 28
SEGA Operations UK Ltd.[*2]	U.K.	100.0	February 28
SEGA ATP Europe Ltd.[*3]	U.K.	100.0	February 28
SEGA Amusements Europe Ltd.[*2]	U.K.	100.0	February 28
Deith Leisure Praha spol s.r.o.[*4]	Czech Republic	100.0	February 28
Deith Leisure Hungary Kereskedelal KFT[*4]	Hungary	100.0	February 28
Deith Leisure Warszawa Sp.z.o.o.[*4]	Poland	100.0	February 28
Deith Leisure Bulgaria Ltd.[*4]	Bulgaria	100.0	February 28
Deith Ltd.[*4]	U.K.	100.0	February 28
SEGA Amusements France S.A.[*5]	France	100.0	February 28
SEGA Operations France Eurl.[*6]	France	100.0	February 28
Premier Loisir France S.A.[*6]	France	100.0	February 28
WDK Eurl[*7]	France	100.0	February 28
SCI D'AUGNY[*7]	France	100.0	February 28
Premier Loisir Germany GmbH[*7]	Germany	100.0	February 28
SEGA Europe Overseas Ltd.[*2]	U.K.	100.0	February 28
SEGA France S.A.[*8]	France	100.0	February 28
No cleche S.A.[*9]	France	99.0	February 28
SEGA Gesellschaft fur Videospiele GmbH[*8]	Germany	100.0	February 28
SEGA Consumer Products S.A.[*8]	Spain	100.0	February 28
SEGA Amusements Spain S.L.[*10]	Spain	100.0	February 28
New Software Center Company S.L.[*10]	Spain	100.0	February 28
SGE Holding Ltd. (formerly SEGA Gaming Europe Ltd.)[*2]	U.K.	100.0	February 28
JPM International Ltd.[*11]	U.K.	100.0	February 28
ACE Coin Equipment Ltd.[*11]	U.K.	100.0	February 28
Crystal Leisure Ltd.[*11]	U.K.	100.0	February 28
JPM Interactive Ltd.[*11]	U.K.	100.0	February 28
SEGA Singapore Pte. Ltd.	Singapore	100.0	March 31
Cross Products Ltd.	U.K.	100.0	March 31
SEGA Enterprises (Australia) Pty. Ltd.	Australia	86.0	December 31
SEGA Distribution Australia Pty. Ltd.	Australia	100.0	December 31
SEGA Food Works Co., Ltd.	Japan	51.0	March 31
S.G.S. Co., Ltd.	Japan	63.0	March 31
SEGA TOYS, Ltd.	Japan	100.0	March 31
Eighty-one Entertainment Co., Ltd.	Japan	61.4	March 31

[*1] Directly Owned 100% by SEGA Enterprises, Inc. (U.S.A.)
[*2] Directly Owned 100% by SEGA Europe Ltd.
[*3] Directly Owned 100% by SEGA Operations UK Ltd.
[*4] Directly Owned 100% by SEGA Amusements Europe Ltd.
[*5] Directly Owned 100% by Deith Ltd.
[*6] Directly Owned 100% by SEGA Amusements France S.A.
[*7] Directly Owned 100% by Premier Loisir France S.A.
[*8] Directly Owned 100% by SEGA Europe Overseas Ltd.
[*9] Directly Owned 99% by SEGA France S.A.
[*10] Directly Owned 100% by SEGA Consumer Products S.A.
[*11] Directly Owned 100% by SGE Holding Ltd.

In consolidating the accounts of overseas consolidated subsidiaries with fiscal years ending on days other than March 31, necessary adjustments have been made to take account of any significant transactions that took place between the three different year-ends.

The remaining 17 non-consolidated subsidiaries (16 for 1998), whose total assets, net sales and net income in the aggregate are not significant in relation to those of the consolidated financial statements of the Companies, have not been consolidated with the Companies.

For the purpose of preparing the consolidated financial statements, all significant intercompany transactions, account balances and unrealized profits among the Companies have been eliminated.

Investments in consolidated subsidiaries in Europe in excess of the underlying equity in net assets are recognized as an asset and amortized over 15 years.

Investments in other consolidated subsidiaries in excess of the underlying equity in net assets are recognized as an asset and amortized over 5 years.

In accordance with the amendment of the Consolidated Financial Statement Regulation, the amortization of excess investment costs over net assets of consolidated subsidiaries acquired was included in selling, general and administrative expenses, which was formerly presented as a deduction of loss before income taxes. See Note 6 for the effects of this change to segment information.

(2) Investments in Non-Consolidated Subsidiaries and Affiliates

The equity method has been applied to the investments in the 9 non-consolidated affiliates, SEGA Gameworks L.L.C., Seru Distribution GmbH, SEGA Muse Ltd., Sega Soft Networks, Inc., Hyundai Sega Entertainment Co., Ltd., Lotte SEGA Co. Ltd., SGW Holding, Inc., Village Entertainment Equipment Sales and Service Pty. Ltd. and Sega Music Networks Co., Ltd. for the fiscal year ended March 31, 1999.

The other investments in the non-consolidated subsidiaries and affiliates are carried at cost and are not adjusted for equity in losses of such investees for each fiscal year because the effect of applying the equity method is not material.

In accordance with the amendment of the Consolidated Financial Statement Regulation, equity in losses of affiliates and non-consolidated subsidiaries was included in other expenses, which was formerly disclosed as a deduction for loss before income taxes.

(3) Translation of Foreign Currency Denominated Financial Statements

The financial statements of non-consolidated foreign subsidiaries were prepared in their respective local currencies and translated into Japanese yen based on the current exchange rate at the end of the period for the balance sheets and on an average rate for the period on the statements of operations.

(4) Accounting for Income Taxes

During the year ended March 31, 1998, the Company and its consolidated subsidiaries changed the method of accounting for income taxes. In prior years, intraperiod allocation of income taxes had been made only for the portion related to consolidation adjustments, such as eliminations of intercompany profits and certain other items incidental to consolidation and elimination. However, during the year ended March 31, 1998, intraperiod allocation of income taxes was made for all the items related to temporary differences between financial reporting purposes and tax purposes. The change was made in order to achieve the better matching of periodic cost against revenue, because the materiality of temporary differences of the Company and its consolidated subsidiaries has increased.

This change in accounting principles resulted in the following impact on the consolidated financial statements as of and for the year ended March 31, 1998: operating loss was lower by ¥911 million; net loss was lower by ¥4,192 million; and retained earnings were higher by ¥9,175 million, compared with the amounts based on the prior years' accounting principles.

(5) Changes in Accounting Principles

The Company and its domestic subsidiaries changed the depreciation method of buildings, except for buildings' improvements and structures, acquired on and after April 1, 1998, from the declining-balance method to the straight-line method in accordance with the 1998 amendments of Japanese tax laws. The effects of this change were immaterial. In addition, the estimated useful lives of buildings have been shortened in accordance with the 1998 amendments of Japanese tax laws. The effects of this change were to increase depreciation expense by ¥101 million ($838 thousand), to decrease gross profit and operating profit by ¥27 million ($224 thousand) and ¥95 million ($788 thousand), respectively, and to increase loss before income taxes by ¥95 million ($788 thousand). See Note 6 for the effects of these changes to segment information.

(6) Other Accounting Principles and Practices Employed by the Company

Accounting principles and practices employed by the Company in preparing the accompanying consolidated financial statements which have significant effects thereon are explained in Note 2 of the notes to the non-consolidated financial statements. Therefore, the accompanying consolidated financial statements should be read in conjunction with such notes.

In addition, the following accounting policies, which are different from those applied by the Company, have been applied by the consolidated overseas subsidiaries:

(1) Depreciation of property and equipment held by the subsidiaries is computed by the straight-line method.

(2) Inventories held by the subsidiaries are valued at the lower of cost or market, cost being determined by the first-in, first-out cost method.

(3) Valuation losses of inventories are charged to cost of sales.

3. LOSS ON WRITE-DOWN OR DISPOSAL OF INVENTORIES

Loss on write-down or disposal of inventories of ¥11,497 million for the year ended March 31, 1999, represents a valuation loss on hardware and software for consumer products and amusement machine products, and loss of write-off of prepaid development costs for certain software.

4. LOSS ON DISSOLUTION OF A SUBSIDIARY

Loss on dissolution of a subsidiary of ¥8,499 million for the year ended March 31, 1999, represented the loss on discontinuation of operations of SEGA Enterprises (Australia) Pty. Ltd.

5. UNITED STATES DOLLAR AMOUNTS

The Company maintains its accounting records in yen. The dollar amounts included in the consolidated financial statements represent the arithmetical results of translating yen to dollars on the basis of ¥120.55=US$1. The inclusion of such dollar amounts is solely for convenience and is not intended to imply that yen amounts have been or could be converted, realized or settled in dollars at ¥120.55=US$1 or at any other rate.

6. SEGMENT INFORMATION

(1) Business Segment Information

The Company and its subsidiaries operate principally in the following business segments: consumer product sales, amusement center operations and amusement machine sales.

Sales of the Companies for the years ended March 31, 1998 and 1999, classified by business segment, are summarized as follows:

	Millions of yen				
	Year ended March 31, 1998				
	Business segments				
	Consumer product sales	Amusement center operations	Amusement machine sales	Eliminations /corporate	Total
Sales to outside customers	¥114,457	¥ 94,521	¥122,627	¥ —	¥331,605
Intersegment sales/transfers	—	—	1,322	(1,322)	—
Total sales	114,457	94,521	123,949	(1,322)	331,605
Cost of sales and operating expenses	138,852	84,271	111,963	(1,333)	333,753
Operating (loss) income	¥(24,395)	¥ 10,250	¥ 11,986	¥ 11	¥ (2,148)
Assets*	¥ 65,753	¥117,523	¥ 91,979	¥93,708	¥368,963
Depreciation	2,486	19,239	1,564	47	23,336
Capital expenditures	2,731	25,005	2,248	2,100	32,084

* *Change in accounting principles of intraperiod income tax allocation—As mentioned in Note 2 (4), "Summary of Significant Accounting Policies," the Company changed its accounting method regarding income taxes to fully recognize temporary differences of its subsidiaries upon consolidation.*

Due to this change, the recorded amount of assets was higher by ¥903 million regarding amusement machine sales.

Recorded assets were higher by ¥3,123 million regarding consumer product sales and by ¥1,850 million regarding amusement center operations, compared with the amounts based on the accounting principles used by the Company in prior years.

The total of recorded assets in all business segments was higher by ¥3,297 million.

	Millions of yen				
	Year ended March 31, 1999				
	Business segments				
	Consumer product sales	Amusement center operations	Amusement machine sales	Eliminations /corporate	Total
Sales to outside customers	**¥ 84,694**	**¥93,128**	**¥88,372**	**¥ —**	**¥266,194**
Intersegment sales/transfers	**—**	**—**	**1,018**	**(1,018)**	**—**
Total sales	**84,694**	**93,128**	**89,390**	**(1,018)**	**266,194**
Cost of sales and operating expenses	**95,174**	**87,922**	**81,866**	**(856)**	**264,106**
Operating income (loss)	**¥(10,480)**	**¥ 5,206**	**¥ 7,524**	**¥ (162)**	**¥ 2,088**
Assets	**¥ 86,506**	**¥94,662**	**¥79,579**	**¥164,867**	**¥425,614**
Depreciation	**2,725**	**21,904**	**1,521**	**(9)**	**26,141**
Capital expenditures	**5,986**	**21,016**	**1,042**	**349**	**28,393**

	Thousands of U.S. dollars				
	Year ended March 31, 1999				
	Business segments				
	Consumer product sales	Amusement center operations	Amusement machine sales	Eliminations /corporate	Total
Sales to outside customers	**$702,563**	**$772,526**	**$733,074**	**$ —**	**$2,208,163**
Intersegment sales/transfers	**—**	**—**	**8,445**	**(8,445)**	**—**
Total sales	**702,563**	**772,526**	**741,519**	**(8,445)**	**2,208,163**
Cost of sales and operating expenses	**789,498**	**729,341**	**679,104**	**(7,101)**	**2,190,842**
Operating income (loss)	**$ (86,935)**	**$ 43,185**	**$ 62,415**	**$ (1,344)**	**$ 17,321**
Assets	**$717,594**	**$785,251**	**$660,133**	**$1,367,623**	**$3,530,601**
Depreciation	**22,605**	**181,701**	**12,617**	**(75)**	**216,848**
Capital expenditures	**49,656**	**174,334**	**8,644**	**2,895**	**235,529**

Due to changes in depreciation and disclosure for the amortization of excess investment costs over net assets of consolidated subsidiaries as mentioned in Note 2 (1) and (5), "Summary of Significant Accounting Policies," the following effects were incurred in each business segment:

Amusement machine sales: Operating income decreased by ¥306 million ($2,538 thousand), assets decreased by ¥14 million ($116 thousand) and depreciation increased by ¥16 million ($133 thousand).

Consumer product sales: Operating loss decreased by ¥46 million ($382 thousand), assets decreased by ¥44 million ($365 thousand) and depreciation increased by ¥46 million ($382 thousand).

Amusement center operations: Operating income decreased by ¥194 million ($1,609 thousand), assets decreased by ¥37 million ($307 thousand) and depreciation increased by ¥38 million ($315 thousand).

(2) Geographical Segment Information

Sales of the Companies for the years ended March 31, 1998 and 1999, classified by geographical segment, are summarized as follows:

	Millions of yen						
	Year ended March 31, 1998						
	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
Net sales to:							
Outside customers	¥265,728	¥ 25,163	¥38,582	¥2,132	¥331,605	¥ —	¥331,605
Intersegment sales/transfers	25,610	3,213	1,083	—	29,906	(29,906)	—
	291,338	28,376	39,665	2,132	361,511	(29,906)	331,605
Cost of sales and operating expenses	277,936	40,791	40,399	2,988	362,114	(28,361)	333,753
Operating (loss) income	¥ 13,402	¥(12,415)	¥ (734)	¥ (856)	¥ (603)	¥ (1,545)	¥ (2,148)
Assets*	¥270,111	¥ 13,016	¥23,651	¥6,746	¥313,524	¥55,439	¥368,963

* Change in accounting principles of intraperiod income tax allocation—As mentioned in Note 2 (4), "Summary of Significant Accounting Policies," the Company changed its accounting method regarding income taxes to fully recognize temporary differences of its subsidiaries upon consolidation.

Due to this change, the recorded amount of assets within Japan increased by ¥9,175 million, compared with the amount based on the accounting principles used by the Company in prior years.

No other segments were affected by the change in accounting principles of intraperiod income tax allocation.

							Millions of yen
							Year ended March 31, 1999
	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
Net sales to:							
Outside customers	¥209,528	¥21,604	¥33,563	¥ 1,499	¥266,194	¥ —	¥266,194
Intersegment sales/transfers	19,212	3,616	1,245	—	24,073	(24,073)	—
	228,740	25,220	34,808	1,499	290,267	(24,073)	266,194
Cost of sales and operating expenses	226,827	22,083	38,293	2,692	289,895	(25,789)	264,106
Operating income (loss)	¥ 1,913	¥ 3,137	¥ (3,485)	¥(1,193)	¥ 372	¥ 1,716	¥ 2,088
Assets*	¥265,707	¥16,854	¥22,144	¥ 696	¥305,401	¥120,213	¥425,614

							Thousands of U.S. dollars
							Year ended March 31, 1999
	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
Net sales to:							
Outside customers	$1,738,100	$179,212	$278,416	$12,435	$2,208,163	$ —	$2,208,163
Intersegment sales/transfers	159,370	29,996	10,328	—	199,694	(199,694)	—
	1,897,470	209,208	288,744	12,435	2,407,857	(199,694)	2,208,163
Cost of sales and operating expenses	1,881,601	183,185	317,653	22,331	2,404,770	(213,928)	2,190,842
Operating income (loss)	$ 15,869	$ 26,023	$ (28,909)	$ (9,896)	$ 3,087	$ 14,234	$ 17,321
Assets*	$2,204,123	$139,809	$183,691	$ 5,774	$2,533,397	$997,204	$3,530,601

* Due to changes in depreciation and disclosure for amortization of excess investment costs over net assets of consolidated subsidiaries as mentioned in Note 2 (1) and (5), "Summary of Significant Accounting Policies," the following effects were incurred in each business segment:

Japan: Operating income decreased by ¥102 million ($846 thousand) and assets decreased by ¥95 million ($788 thousand).
Europe: Operating loss increased by ¥287 million ($2,381 thousand).
Other: Operating loss increased by ¥156 million ($1,294 thousand).

(3) Overseas Sales Information

Overseas sales of the Company for the years ended March 31, 1998 and 1999, are summarized as follows:

				Millions of yen
				Year ended March 31, 1998
	North America	Europe	Other	Total
Overseas sales	¥31,055	¥39,108	¥21,422	¥ 91,585
Consolidated net sales				331,605
Ratio of overseas sales to consolidated sales	9.4%	11.8%	6.4%	27.6%

				Millions of yen
				Year ended March 31, 1999
	North America	Europe	Other	Total
Overseas sales	¥24,034	¥33,828	¥13,583	¥ 71,445
Consolidated net sales				266,194
Ratio of overseas sales to consolidated sales	9.0%	12.7%	5.1%	26.8%

				Thousands of U.S. dollars
				Year ended March 31, 1999
	North America	Europe	Other	Total
Overseas sales	$199,370	$280,614	$112,675	$ 592,659
Consolidated net sales				2,208,163
Ratio of overseas sales to consolidated sales	9.0%	12.7%	5.1%	26.8%

7. COMMITMENTS AND CONTINGENT LIABILITIES

Lease rental expense on finance lease contracts without ownership transfer during the years ended March 31, 1998 and 1999, is summarized as follows.

Calculated amounts relevant to acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 1999 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1998	1999	1999
Amusement machines:			
Acquisition cost	¥—*	¥1,968	$16,325
Accumulated depreciation	—*	(1,530)	(12,692)
Book value	¥—*	¥ 438	$ 3,633
Buildings:			
Acquisition cost	¥—*	¥2,542	$21,087
Accumulated depreciation	—*	(1,033)	(8,569)
Book value	¥—*	¥1,509	$12,518
Other:			
Acquisition cost	¥—*	¥6,021	$49,946
Accumulated depreciation	—*	(2,584)	(21,435)
Book value	¥—*	¥3,437	$28,511

The amount of outstanding future lease payments for finance leases without ownership transfer due at March 31, 1998 and 1999, which included the portion of interest, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1998	1999	1999
Future lease payments:			
Within one year	¥2,068	¥2,157	$17,893
More than one year	3,570	3,466	28,752
	¥5,638	¥5,623	$46,645

Lease payments and the calculated amounts relevant to depreciation and interest expense for the leased properties for the years ended March 31, 1998 and 1999, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1998	1999	1999
Lease payments	¥2,484	¥2,960	$24,554
Depreciation	—*	2,613	21,676
Interest expense	—*	306	2,538

The amount of outstanding future lease payments for non-cancellable operating leases at March 31, 1999, is summarized as follows:

	Millions of yen	Thousands of U.S. dollars
Future lease payments:		
Within one year	¥ 657	$ 5,450
More than one year	4,318	35,819
	¥4,975	$41,269

* Disclosure of this information was not required by the Consolidated Financial Statement Regulation as of and for the year ended March 31, 1998.

The Company was contingently liable for obligations of others as of March 31, 1999, as follows:

	Millions of yen	Thousands of U.S. dollars
Note endorsed	¥147	$1,219
Guarantee of obligations to banks for:		
Atlus Dream Entertainment Co., Ltd.	271	2,248
TRILOGY Corporation	60	498
TOWA JAPAN CO., LTD.	262	2,173
Other guarantee or commitment for:		
SEGA Lease Co., Ltd.	197	1,634
	¥937	$7,772

8. STOCK OPTION PLAN

(1) At the General Meeting of Shareholders held on June 26, 1998, the shareholders of the Company approved a stock option plan for certain directors and employees. Under the plan, options for 130,000 shares and 305,000 shares of common stock of the Company were granted to 9 directors and 161 employees, respectively, at March 31, 1999. All options are exercisable at an exercise price of ¥2,835 from July 1, 1999, through June 30, 2002. The exercise price will be subject to adjustments if there are stock splits or additional shares issued for less than the ongoing market price.

(2) In addition, at the General Meeting of Shareholders held on June 29, 1999, the shareholders of the Company approved another stock option plan for certain directors and employees. Under the plan, options for 127,000 shares and 317,000 shares of common stock of the Company would be granted to 9 directors and 318 employees, respectively. These new options to be granted will be exercisable at an exercise price of 105% of the average market price for the month immediately preceding the date of grant over a period from July 30, 1999, through June 30, 2002. The exercise price will be subject to adjustments if there are stock splits or additional shares issued for less than the ongoing market price.

9. SUBSEQUENT EVENT

In order to reduce costs and improve productivity and asset utilization, the Company offered a voluntary early retirement program to its employees. As a result, 706 employees accepted this program from May 7, 1999, to June 18, 1999. The Company will recognize ¥2,038 million ($16,906 thousand) of special termination costs in the next fiscal year.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON THE CONSOLIDATED FINANCIAL STATEMENTS

To: The Board of Directors of
SEGA Enterprises, Ltd.

We have audited the accompanying consolidated balance sheets of SEGA Enterprises, Ltd. and its consolidated subsidiaries as of March 31, 1998 and 1999, and the related consolidated statements of operations and (accumulated deficit) retained earnings for the years then ended, all expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, except for the change in accounting method for income taxes described in the following paragraph, the consolidated financial statements referred to above present fairly the consolidated financial position of SEGA Enterprises, Ltd. and its consolidated subsidiaries at March 31, 1998 and 1999, and the consolidated results of their operations for the years then ended in conformity with accounting principles and practices generally accepted in Japan (see Note 1) consistently applied during the periods.

As described in Note 2 (4) of the Notes to the Consolidated Financial Statements, SEGA Enterprises, Ltd. and its consolidated subsidiaries, during the year ended March 31, 1998, changed the method of accounting for income taxes. In prior years, intraperiod allocation of income taxes had been made only for the portion related to consolidation adjustments, such as eliminations of intercompany profits and certain other items incidental to consolidation and elimination. However, during the year ended March 31, 1998, intraperiod allocation of income taxes was made for all the items related to temporary differences between financial reporting purposes and tax purposes. The change was made in order to achieve the better matching of periodic cost against revenue, because the materiality of temporary differences of SEGA Enterprises, Ltd. and its consolidated subsidiaries has increased, and, therefore, we concur with the change as appropriate.

As a result of the change, operating loss and net loss for the year ended March 31, 1998, were decreased by ¥911 million and ¥4,192 million, respectively, as compared with the previous method. Also, the effect of the change to the segment information has been described in Note 6 of the Notes to the Consolidated Financial Statements.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 5 to the accompanying consolidated financial statements.

June 29, 1999
Tokyo, Japan

Chuo Audit Corporation

Chuo Audit Corporation
Independent Certified Public Accountants

BOARD OF DIRECTORS

(As of June 29, 1999)



Representative Director and Chairman
Isao Okawa



Representative Director and President
Shoichiro Irimajiri



Executive Vice President
Masahiro Aozono



Executive Vice President
Hisashi Suzuki



Executive Vice President
Sadahiko Hirose



Managing Director
Tetsuo Takakura



Director
Yoshiji Fukushima



Director
Yasushi Akimoto



Director
Yukio Sonoyama

SEGA ENTERPRISES, LTD.

Head Office

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531

Tel: (03) 5736-7034

Branch Offices

Sapporo, Kansai, Kyushu

Date of Incorporation

June 3, 1960

Paid-in Capital

¥42,109 million

Number of Employees

3,974

PRINCIPAL SUBSIDIARIES

SEGA of America, Inc.

Townsend Center, 650 Townsend Street,
Suite 650, San Francisco, CA 94103-4908, U.S.A.
Tel: 1-415-701-6000

SEGA Enterprises, Inc. (U.S.A.)

Townsend Center, 650 Townsend Street,
Suite 575, San Francisco, CA 94103-4908, U.S.A.
Tel: 1-415-701-6500

SEGA Europe Ltd.

266-270 Gunnersbury Avenue,
London W4 5QB, United Kingdom
Tel: 44-208-995-3399

SEGA Operations UK Ltd.

Unit 2, Industrial Estate,
Leigh Close, New Malden,
Surrey KT3 3NL, United Kingdom
Tel: 44-208-336-2256

SEGA Amusements Europe Ltd.

Unit 2, Industrial Estate,
Leigh Close, New Malden,
Surrey KT3 3NL, United Kingdom
Tel: 44-208-336-3342

AMERICAN DEPOSITARY RECEIPTS

Depositary

Morgan Guaranty Trust Company of New York
60 Wall Street, New York, NY 10260, U.S.A.



SEGA Enterprises, Ltd.
2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
Tel: (03) 5736-7034 http://www.sega.co.jp/

This annual report is printed on recycled paper.
Printed in Japan

Consolidated Balance Sheets

SEGA CORPORATION and Consolidated Subsidiaries
March 31, 2001 and 2002

	Millions of yen		
ASSETS	2002	2001	Increase (Decrease)
Current Assets:			
Cash and time deposits	¥62,756	¥37,632	¥25,124
Notes and accounts receivable	31,495	20,827	10,668
Inventories	9,645	16,619	(6,974)
Prepaid expenses	2,536	1,762	774
Other current assets	7,374	23,360	(15,986)
Less allowance for doubtful accounts	(1,811)	(3,349)	1,538
Total current assets	111,998	96,853	15,145
Property and Equipment			
Amusement machines and facilities	11,549	13,170	(1,621)
Building and structure	21,200	23,643	(2,442)
Land	11,834	22,934	(11,100)
Others	4,808	7,248	(2,440)
Total property and equipment	49,393	66,997	(17,604)
Intangible Assets	6,266	11,236	(4,969)
Investments and Advances			
Investment in securities	46,166	73,795	(27,629)
Long-term loans receivables	3,179	3,335	(155)
Lease deposits	17,771	18,814	(1,043)
Other investments	15,787	20,355	(4,568)
Less allowance for doubtful accounts	(7,595)	(6,932)	(663)
Total investments and advances	75,308	109,368	(34,060)
Deferred Charges	943	10	933
Total Assets	¥243,910	¥284,465	(¥40,555)

	Millions of yen		
LIABILITIES	2002	2001	Increase (Decrease)
Current Liabilities:			
Notes and accounts payable	¥19,282	¥29,115	(¥9,832)
Short-term bank loans	29,208	38,305	(9,097)
Current portion of straight bonds	5,000	25,000	(20,000)
Current portion of long-term debt	1,740	27,232	(25,491)
Accrued expenses	17,882	18,215	(332)
Income taxes payable	4,823	1,339	3,484
Other current liabilities	10,988	15,899	(4,910)
Total current liabilities	88,925	155,106	(66,181)
Long-Term Liabilities			
Straight bonds	-	5,000	(5,000)
Convertible bonds	59,908	24,557	35,351
Long-term debt	3,456	24	3,432
Deferred income taxes	2,042	2,171	(128)
Accrued employees' retirement benefits	3,414	3,118	295
Accrued retirement benefits for directors and corporate directors	98	41	57
Other	1,627	1,966	(338)
Total long-term liabilities	70,547	36,878	33,669
Total Liabilities	159,473	191,985	(32,512)
Minority Interests in Consolidated Subsidiaries	866	793	72
Shareholders' Equity			
Common stock	125,406	117,918	7,487
Additional paid-in capital	124,916	117,439	7,477
Reserve for revaluation of lands	(9,280)	-	(9,280)
Accumulated deficit	(118,037)	(100,185)	(17,852)
Unrealized gain on investments in securities	2,586	22	2,564
Translation adjustment	(8,435)	(9,862)	1,427
Treasury stock	(33,585)	(33,574)	(11)
The Company's stock held by subsidiaries	-	(72)	72
Total Shareholders' Equity	83,570	91,687	(8,116)
Total liabilities, minority interests in consolidated subsidiaries and shareholders' equity	¥243,910	¥284,465	(¥40,555)

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan
2. Figures less than 1million yen have been omitted

Consolidated Statement of Operations

SEGA and Consolidated Subsidiaries
For the year ended March 2001 and 2002

	Millions of yen		
	2002	2001	Increase (Decrease)
Net Sales	**¥206,334**	¥242,913	(¥36,579)
Cost of Sales	**144,716**	218,235	(73,518)
Gross profit	**61,617**	24,677	36,939
Selling, General and Administrative Expenses	**47,416**	76,696	(29,280)
Operating income (loss)	**14,201**	(52,018)	66,220
Non-Operating Income			
Interest received	**513**	1,948	(1,434)
Net gain on foreign exchange	**-**	3,585	(3,585)
Consumption tax exempted	**732**	-	732
Income from investments in partnerships	**-**	1,700	(1,700)
Others	**1,101**	3,700	(2,598)
Non-Operating Expenses			
Interest expense	**(1,712)**	(2,413)	700
Amortization of bond and note issue expenses	**(481)**	(733)	251
Equity in losses of non-consolidated subsidiaries and affilia	**(827)**	(2,941)	2,114
Others	**(1,056)**	(5,562)	4,506
Recurring Profit (Loss)	**12,471**	(52,736)	65,207
Extraordinary Income			
Gain on sale of investments in securities	**2,181**	70	2,110
Gain on donated assets from Mr. Okawa	**1,666**	77,913	(76,246)
Others	**2,280**	396	1,883
Extraordinary Loss			
Loss on write-down or disposal of inventories	**-**	(52,364)	52,364
Loss on sale of disposal of property and equipment	**(690)**	(2,116)	1,426
Loss on sale of property and equipment	**(2,106)**	-	(2,106)
Amortization of excess investment costs over net assets of consolidated subsidiaries acquired	**-**	(6,321)	6,321
Amortization of goodwill	**(4,378)**	-	(4,378)
Loss on valuation of investments in securities	**(6,235)**	(10,237)	4,001
Additional benefits for retirees	**-**	(944)	944
Provision for doubtful accounts	**-**	(2,110)	2,110
Gain on disposal of donated assets	**(16,725)**	-	(16,725)
Others	**(2,757)**	(7,041)	4,284
Loss before income taxes and minority interests in earnings of consolidated subsidiaries	**(14,293)**	(55,493)	41,199
Income taxes			
Current	**4,325**	2,593	1,731
Deferred	**(951)**	(3,385)	2,434
Minority interests in Earnings of Consolidated Subsidiaries	**161**	(2,971)	3,132
Net Loss	**(¥17,829)**	(¥51,729)	¥33,900

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan
2. Figures less than 1million yen have been omitted

Consolidated Statements of Deficit

SEGA CORPORATION and Consolidated Subsidiaries
For the year ended March 2001 and 2002

	2002.3	2001.3	Increase (Decrease)
Deficit at Beginning of the Year	100,185	48,248	51,937
Decrease in Deficit			
Decrease effected by newly consolidated subsidiaries	-	108	(108)
Increase in Deficit			
Directors' bonus	23	1	21
Increase effected by newly consolidated subsidiaries	-	314	(314)
Net Loss for the Year	17,829	51,729	(33,900)
Accumulated Deficit at End of the year	118,037	100,185	17,852

Consolidated Statements of Cash Flows

SEGA CORPORATION and Consolidated Subsidiaries
For the year ended March 31, 2001 and 2002

	Millions of yen	
	2002	2001
Cash Flows from Operating Activities:		
Loss before income taxes and minority interests in earnings of consolidated subsidiaries	\(14,293)	\(55,493)
Depreciation and amortization	18,589	21,470
Transfer of amusement machines and facilities from investing activities	(8,005)	(8,460)
Provision for doubtful accounts	(557)	3,138
Increase in accrued employees' retirement benefits	301	2,373
Interest and dividend income	(678)	(2,020)
Interest expense	1,712	2,413
Equity in loss of non-consolidated subsidiaries and affiliates	827	2,941
Amortization of excess investment costs over net assets of consolidated subsidiaries	373	7,070
Amortization of goodwill	4,378	-
Loss on sale or disposal of property and equipment	690	2,116
Gain on sale of investments in securities	(2,181)	(1,692)
Loss on valuation of investments in securities	6,235	10,237
Gain on donated assets from Mr. Okawa	(1,666)	(77,913)
Additional benefits for retirees	-	944
Decrease (increase) in notes and accounts receivable	(9,359)	17,705
Decrease in inventories	8,913	29,007
(Decrease) increase in notes and accounts payable	(7,258)	(31,088)
Others	19,744	5,923
Subtotal	17,765	(71,325)
Interest and dividends received	811	2,032
Interest paid	(2,078)	(2,209)
Payments for additional benefits for retirees	(710)	(234)
Cash donated from Mr. Okawa	1,666	-
Gain on disposal of donated assets	(6,959)	-
Income taxes paid	(1,145)	(2,234)
Net cash used in operating activities	9,349	(73,970)
Cash Flows from Investing Activities:		
Payments for time deposits	(10,006)	-
Payments for purchases of property and equipment	(3,672)	(7,025)
Proceeds from sales of property and equipment	2,232	2,952
Payments for purchase of intangible assets	(2,242)	-
Payments for purchases of investments in securities	(1,069)	(3,623)
Proceeds from investments in securities	3,947	14,772
Payments for purchases of consolidated subsidiaries	-	(2,213)
Payments for advance	(254)	(504)
Proceeds from collections of advances	534	2,389
Payments for fixed leasehold deposits	(1,387)	(581)
Proceeds from collections of fixed leasehold deposits	3,158	2,950
Others	284	(1,195)
Net cash Provided by (used in) investing activities	(8,477)	7,920
Cash Flows from Financing Activities:		
Decrease in short-term bank loans, net	(15,825)	(6,307)
Proceeds from long-term debt	53,664	-
Repayment of long-term debt	(25,281)	(90,850)
Proceeds from issuance of common stock	-	101,376
Cash dividends paid	(28)	(66)
Gain on sale of Treasury stock	623	-
Proceeds from exercising stock option	335	-
Others	-	313
Net cash provided by financing activities	13,488	4,464
Effect of Exchange Rate Changes on Cash and Cash Equivalents	757	605
Net incrERase (decrease) in Cash and Cash Equivalents	15,118	(60,980)
Cash and Cash Equivalents at Beginning of Year	37,632	98,325
Increase of Cash and Cash Equivalents from Addition of Consolidated Subsidiaries	-	427
Decrease of Cash and Cash Equivalents from Deduction of Consolidated Subsidiaries	-	(139)
Cash and Cash Equivalents at End of Year	52,750	37,632

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan
2. Figures less than 1million yen have been omitted.

Segment Information

I. Business Segment Information

	Millions of yen Year ended March 31, 2002 Business segments					
	Consumer business	Amusement center operations	Amusement machine sales	Total	Eliminations/ Corporate	Consolidated Total
Sales to outside customer	¥85,136	¥68,533	¥52,663	¥206,334	-	¥206,334
Intersegment sales/transfers	12	469	19,516	19,998	(19,998)	-
Total sales	85,148	69,003	72,180	226,332	(19,998)	206,334
Cost of sales and operating expenses	79,570	60,888	70,223	210,683	(18,550)	192,132
Operating income (loss)	5,578	8,114	1,956	15,648	(1,447)	14,201
Assets	79,014	58,634	10,767	148,417	95,492	243,910
Depreciation and amortization	3,852	12,370	1,602	17,824	764	18,589
Capital expenditures	2,168	10,899	1,871	14,940	676	15,616

	Millions of yen Year ended March 31, 2001 Business segments					
	Consumer business	Amusement center operations	Amusement machine sales	Total	Eliminations/ Corporate	Consolidated Total
Sales to outside customer	¥115,753	¥74,656	¥52,502	¥242,913	-	¥242,913
Intersegment sales/transfers	-	0	9,722	9,722	(9,722)	-
Total sales	115,753	74,657	62,225	252,636	(9,722)	242,913
Cost of sales and operating expenses	184,940	66,415	52,590	303,946	(9,013)	294,932
Operating income (loss)	(69,186)	8,242	9,634	(51,310)	(708)	(52,018)
Assets	¥65,239	¥53,971	¥20,613	¥139,824	¥144,641	¥284,465
Depreciation and amortization	9,224	12,844	1,804	23,873	289	24,162
Capital expenditures	7,660	12,762	924	21,347	157	21,505

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan
2. Figures less than 1million yen have been omitted.

II. Geographical Segment Information

							Millions of yen Year ended March 31, 2002
	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
Net Sales to:							
Outside customers	¥160,090	¥34,302	¥11,941	-	¥206,334	-	¥206,334
Intersegment sales/transfers	14,368	6,174	16	-	20,559	(20,559)	-
Total	174,458	40,477	11,958	-	226,893	(20,559)	206,334
Cost of sales and operating expenses	152,336	41,064	13,467	-	206,868	(14,735)	192,132
Operating income (loss)	22,121	(587)	(1,508)	-	20,025	(5,823)	14,201
Assets	173,295	25,289	9,829	-	208,413	35,496	243,910

							Millions of yen Year ended March 31, 2001
	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
Net Sales to:							
Outside customers	¥167,686	¥51,115	¥24,076	¥34	¥242,913	-	¥242,913
Intersegment sales/transfers	67,901	5,926	1,082	-	74,910	(74,910)	-
Total	235,587	57,042	25,158	34	317,823	(74,910)	242,913
Cost of sales and operating expenses	255,067	66,408	38,663	46	360,185	(65,253)	294,932
Operating loss	(¥19,479)	(¥9,365)	(¥13,505)	(¥11)	(¥42,361)	(¥9,657)	(¥52,018)
Assets	¥156,328	¥31,082	¥16,899	-	¥204,309	¥80,156	¥284,465

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan

2. Figures less than 1 million yen have been omitted.

III. Overseas Sales Information

				Millions of yen Year ended March 31, 2002
	North America	Europe	Other	Total
Overseas sales	**¥54,946**	**¥20,311**	**¥3,992**	**¥79,250**
Consolidated net sales	**-**	**-**	**-**	**206,334**
Ratio of overseas sales to consolidated sales	**26.6%**	**9.8%**	**1.9%**	**38.4%**

				Millions of yen Year ended March 31, 2001
	North America	Europe	Other	Total
Overseas sales	¥55,458	¥26,042	¥8,140	¥89,641
Consolidated net sales	-	-	-	242,913
Ratio of overseas sales to consolidated sales	22.8%	10.7%	3.4%	36.9%

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan
2. Figures less than 1 million yen have been omitted.

SEGA CORPORATION
May 17, 2002

SEGA CORPORATION
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2002

	Year Ended March 31		Increase
	2002	2001	(Decrease)
INCOME STATEMENTS			
Net sales	106,550	192,713	(86,162)
Cost of sales	82,029	185,573	(103,543)
SG&A expenses	20,157	27,908	(7,751)
Operating income (loss)	4,362	(20,768)	25,131
Other income	4,117	8,236	(4,118)
Other expenses	3,761	5,230	(1,468)
Recurring income (loss)	4,718	(17,762)	22,481
Extraordinary gain	8,439	77,947	(69,507)
Extraordinary loss	33,534	146,264	(112,730)
Loss before income taxes	20,375	86,080	(65,704)
Income taxes	391	1,160	(769)
Net loss for the period	20,766	87,240	(66,473)
Net loss per share (yen)	119.15	559.05	(439.90)

	Year Ended March 31		Increase
	2002	2001	(Decrease)
BALANCE SHEETS			
ASSETS			
Total current assets	77,133	105,884	(28,751)
Property and equipment	28,232	41,917	(13,685)
Intangible fixed assets	3,736	3,871	(135)
Investments and advances	104,511	143,808	(39,297)
Deferred assets	943	10	933
Total assets	214,557	295,492	(80,935)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Total current liabilities	65,803	133,431	(67,628)
Total long-term liablities	68,787	34,991	33,796
Shareholders' equity	79,966	127,069	(47,103)
Total liabilities and shareholders' equity	214,557	295,492	(80,935)

Note: The above financial information was prepared using accounting principles generally accepted in Japan.

1. Management Policy

1. Basic Management Policy

In April 2001, SEGA launched a Structural Reform Plan to provide the basis for reforms in operational and financial structures. Pursuing the goals of gaining a worldwide share of the market for amusement machine sales, creating and developing a new market in amusement center operations, and establishing high profitability in the consumer business, the Company continues to improve its profitability and to strengthen its financial structures.

The second stage of the Structural Reform Plan consists of strategies for growth. Implementing these will require reforming corporate governance to reinforce our corporate structure. Specifically, this will entail bringing attention to bear on cash-flow management, segment-specific management indicators, and group management.

2. Profit-Sharing Policy

The profit-sharing to its shareholders is one of the most important component of SEGA's management policy. The Company's basic policy in this regard is to give full attention to our financial position and the future developments of our business activities, set aside an appropriate amount of retained earnings, and then return a position of profits to its shareholders based on performance.

3. Medium- and Long-Terms Management Strategies

SEGA is steadily building a framework for profitability as it shifts its business from the manufacture and sales of hardware to providing software and services. Now, the Company promotes the strategies below to become No. 1 in three areas; in the amusement business, in consumer games, and in network games, to become world's top content provider, and to increase the corporate value.

(1) Amusement Business

SEGA already holds a solid No.1 position in this industry. The Company is also in possession of the following three unique capabilities:

- The ability to develop and supply a full lineup of products
- The ability to plan, develop and provide a full lineup of amusement centers
- The ability to manage all aspects of those centers in an integrated manner.

Utilizing these abilities, the Company aims to act as a market leader in being the driving force in this industry, with its desire to create new forms of entertainment and expand the amusement market.

In amusement machines sales, the Company aims to increase its market share by scrutinizing the scope and growth potential of its video game machine, medal game machine, and crane game machine categories, and setting appropriate targets and implementing the most appropriate strategies.

In overseas sales, the Company will aim to simultaneously ensure profitability by means of sales and supply of products carefully matched to each regional market, while also significantly increasing sales levels. To achieve these goals, the Company will be tapping

into the popularity of the sidewalk arcade and nighttime game centers found in the U.S. and Europe.

Lastly, in amusement center operations, the Company will first establish clear standards for investment in machines, interiors and exteriors for existing centers, and for investments to create new markets. The Company will then embark on a program of establishing new facilities and renewing older ones in accordance with the new standards. In these ways and others, the Company will continue to offer the outstanding content and network-based services to create new markets.

Furthermore, the Company aims to establish the market-oriented strategies, and will build partnerships with its clients of amusement center operators to share the strategies.

(2) Consumer Business

Ever since its decision to discontinue the production of the Dreamcast hardware, SEGA has been moving steadily ahead with its shift from a hardware manufacturer to a content provider. Paying careful consideration to the home-use game genres prevalent in the Japanese, North American, and European markets, the Company aims to increase the sales volumes with appropriated title line up arranged for each platform and its targeted customers.

The SEGA SPORTS brand is due to see particular efforts made to heighten brand awareness in the North American market. This market is the largest in the world, and promises solid growth in years to come. The Company will carefully time North American release of games in series based on the sports of football, baseball, basketball and ice hockey to push up sales.

4. Tasks Ahead

SEGA is successfully making the transition to profitability through the first-stage implementation of the operational and financial structural reforms outlined in its Structural Reform Plan. Now, to become the world's top content provider and attain the position of No.1 in the Amusement business, consumer games and network games, the SEGA group companies will carry out its corporate governance reforms, including cash-flows management, segment-specific management indicators and group management, as well as operational and financial reforms at the second stage of structural reform.

5. Policy on Upgrading Management Organization

SEGA has already adopted the operating officer system. However, in order to increase the speed of management decision-making and promote other corporate governance reforms, the Company plans to further clarify management and operating responsibilities.

2. Review of Operations

1. Overview of the Year Under Review

Overall Performance

During the year under review, SEGA worked to push forward with its Structural Reform Plan. The Company worked to boost profitability through reforming operations, while also reinforcing our corporate structure through financial reforms. As a result of these efforts, the Company realized the change of its revenue structures.

Consolidated net sales in fiscal 2002 fell 15.1% compared with the previous year to ¥206,334 million, due in part to the cessation of Dreamcast hardware production at the end of March 2001. Domestic sales decreased 4.5% to ¥160,090 million, and overseas sales decreased 38.5% to ¥46,244 million. However, operating income came to ¥14,201 million, as compared to an operating loss of ¥52,018 million in the previous year, and recurring profit totaled ¥12,471 million, compared to the previous year's ordinary loss of ¥52,736 million.

Extraordinary income of ¥6,128 million included gain on sale of investments in securities of ¥2,181 million, gain on donated assets from Mr. Okawa, former chairman and president of the Company, of ¥1,666 million and other extraordinary income of ¥2,280 million. On the other hand, the steep decline in the stock market resulted in loss on disposal of investments in securities (primarily those received gratis from Mr. Okawa in the previous fiscal year) of ¥16,725 million, and amortization of goodwill of ¥4,378 million, and loss on valuation of investments in securities of ¥6,235 million. In addition, we recorded a loss on sale or disposal of property and equipment of ¥2,796 million, and other extraordinary losses of ¥2,757 million for a net extraordinary loss of ¥32,893 million. As a result, net loss for the year came to ¥17,829 million, compared to net loss of ¥51,729 million the previous year.

As part of our financial structure reforms, the Company has been steadily progressing with the sale of shareholdings that hold out little hope of business synergies, as a means of streamlining the balance sheets. Additionally, the Company is currently engaged with the sale of offices and employees' welfare facilities, a review of investments in and affiliations with other companies, and other adjustments to and liquidation of assets.

As a result of these factors, net cash (equal to cash minus interest-bearing debt) at the end of the year, including net cash from operating activities and free cash flows, came to minus ¥36,600 million. This represented an improvement of ¥45,900 million compared with the previous year, when net cash was minus ¥82,500 million. Support structures agreed upon with financial institutions have also been established. As such, it can now be said that SEGA's financial structures are well on the way to a total recovery.

In addition, the Company has conducted land revaluations in accordance with the Law Pertaining to Land Revaluation and the Partial Revisions to the Law Pertaining to Land Revaluation. Revaluation gains and losses have been recorded under the shareholders' equity section of the balance sheets, and unrealized losses included under assets accounted for.
The year under review saw the Company still conducting its structural reforms. In light of this, and the net loss brought about by extraordinary losses such as the loss on valuation of investments in securities, the Company has decided not to make dividend payments for the year.

Results by Segment

(1) Amusement Machine Sales

Net sales: ¥52,663 million (up 0.3% compared with the previous year)
Operating income: ¥1,956 million

Domestic sales were supported by our full lineup of products, which includes both new offerings and old favorites in video game, medal game and crane game machines, and free gifts. Significant contributions to the amusement industry were many and varied. They included video game machines compatible with data cards and mobile phones such as "*Virtua Fighter 4*" and "*Initial D arcade stage*," the medal game "*Star Horse 2001*," and "*UFO Catcher 7*" crane game machine, designed to improve arcade management by incorporating as much input from arcade operators as possible. Its "*Shogekii Bisha*" machine is also meeting renewed popular demand for photo sticker machines. Overseas sales suffered however, due to poor sales brought on by the weakness of overseas markets, particularly the U.S. market.

In addition, S.G.S. Co., Ltd, a pachinko machine sales company, recorded a loss due to the difficult market condition. The karaoke business, which is a business segment of SEGA Music Networks, Co., Ltd., also recorded a loss due to amortization of goodwill.
S.G.S was withdrawn at the end of the fiscal year.

(2) Amusement Center Operations

Net sales: ¥68,533 million (down 8.2% compared with the previous year)
Operating income: ¥8,114 million

The approximately 500 amusement centers operated by SEGA are advantageously located, giving them a sharp competitive edge. At the same time, its expertise in integrated management allows highly efficient operations.

During the year under review, the Company released market-leading video game machines such as "*Virtua Fighter 4*" and introduced the new membership services utilized a mobile phone, "*SEGA Mobile Friends*." These and other new successes in reinforcing and bringing new added value to services boosted the Company's ability to draw customers to amusement centers, with commensurately strong results.

(3) Consumer Business

Net sales: ¥85,136 million (down 26.5% compared with the previous year)
Operating income: ¥5,578 million

Sales of Dreamcast hardware inventories accompanying the withdrawal from the hardware production business continued hand-in-hand with sales of software for the Dreamcast and other platforms. SEGA succeeded in selling off Dreamcast units held at manufacturers and distributors to end users through a combination of price reductions and marketing hardware-software packages.

Sales of Dreamcast software amounted to 7,580 thousand units from a total of 63 titles. Key titles were "*Sakura Wars 4*," "*PHANTASY STAR ONLINE Ver. 2*," "*Sonic Adventure 2*," "*Power Smash 2*," "*Shenmue II*" and "*Crazy Taxi 2*."

Sales of software for other platforms were as follows. The 14 titles for Sony PlayStation 2,

which included "*Virtua Fighter 4*" and "*Sakatsuku 2002*," sold a total of 3,500 thousand units; the eight titles for Nintendo GameCube, led by the launch title in Japan "*Super Monkey Ball*" and the popular "*Sonic Adventure 2: Battle*," sold 1,220 thousand units; the thirteen titles for Nintendo Game Boy Advance, including "*Sonic Advance*," sold 1,690 thousand units; and the seven titles for the Microsoft Xbox, led by the launch title in Japan "*Jet Set Radio Future*," sold 660 thousand units.

Our mainstay SEGA SPORTS titles showed particularly strong performance during the year under review, both for the Dreamcast and other platforms. "*NFL 2K2*" and "*NBA 2K2*" were among the key successes here, and made major contributions to the especially strong performance of the U.S. market.

2. Outlook for the Next Fiscal Year

While the outlook for the Japanese economy remains as uncertain as before, the entertainment industry, including SEGA's own amusement and consumer game sectors, is appearing as a ray of light in the darkness. In the U.S. and Europe as well, the market for consumer games is rallying with the introduction of new platforms for home video games.

In the Japanese market for amusement machines, expectations of SEGA products are growing ever higher, as was apparent at the recent AOU show. To meet these expectations, the Company will be creating new products with live-action atmospheres, capable of supporting their own communities. Examples of such products are "*World Club Champion Football*" and "*Bingo Party Splash*." These products utilize the kind of outstanding technology that we anticipate will not only increase the Company's own market share, but also contribute to the growth of the industry itself.

The Company also expects improved sales and profitability in overseas sales, due to sales and production strategies tailored to the unique characteristics of each regional market.

Strong performance is anticipated in amusement center operations thanks to our solid management expertise, the introduction of new products and the development of new amusement center formats.

In the consumer product, the Company expects to see positive results from our work during the current year with regards to preparing software titles for the platforms of other manufacturers. In particular, the Company anticipates significant growth in the "SEGA SPORTS" brand in the U.S., and strong growth in sales for this brand as release dates are timed to coincide with major events in the seasons of the sports in question.

Based on the above, the Company anticipates consolidated net sales of ¥210,000 million, recurring profit of ¥20,000 million and net income of ¥18,000 million for the year ending March 31, 2003.

The Company decided to apply to the consolidated tax system from the year ending March 31, 2003, and the above forecast was made based on it.

Furthermore, in order to take a major step in the improvement of the Company's balance sheets, at the meeting of the Board of Directors, it has been decided to present the plan for loss disposition at the annual general meeting of shareholders' to be held on June 27, 2002, namely, a ¥127,924 million liquidation of the legal reserve to cover the deficit.

May 17, 2002
SEGA CORPORATION
Hideki Sato,
President and Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
Corporate Planning Division

SEGA to Introduce New Stock Option System

On May 17, 2002, the SEGA Board of Directors made the decision to submit a proposal concerning a new stock option system as outlined below at the June 27, 2002, Shareholders' Meeting. The proposal, if accepted, will allow stock options to be issued in accordance with Article 280-2 and Article 280-21 of Japan's Commercial Code. Details of the proposal are as follows.

1. Reason for Issuing Stock Options to Non-Shareholders on Specially Favorable Terms

The proposal aims to achieve two distinct goals: increasing awareness of management issues and business results on the part of directors and employees of SEGA and its subsidiaries, and reinforcing SEGA's ability to secure the personnel it needs. If accepted, the proposal will make possible the issuance of free, results-linked stock options to non-shareholders.

2. Stock Option Details

(1) Stock Option System Eligibility

The following people are eligible for the stock option system: directors and employees of SEGA Corporation and its subsidiaries, and management policy advisors at SEGA Corporation and its subsidiaries who advise on the basis of advisory contracts.

(2) Type and Number of Shares to Be Used in Stock Option System

An upper limit of 1.7 million shares of SEGA Corporation common stock has been set. However, should the decision be made to conduct a stock split or a reverse stock split after the June 27 Shareholders' Meeting, this figure will be adjusted in the manner outlined below. Adjustments will only be made to those shares applicable to stock options not yet exercised

at the time the adjustments are made.

No. of shares after adjustment = No. of shares before adjustment x Stock split/reverse stock split ratio

Should SEGA merge with or consolidate with another company and stock options remain valid, or should adjustments be required for any other reason, the number of shares to which stock options apply will be adjusted in accordance with the situation at hand. All fractional shares resulting from such adjustments will be disregarded.

(3) Total Number of Stock Options to Be Issued
A total of 17,000 stock options are to be issued, each of which grants purchase options for 100 shares. However, these numbers may be adjusted in the case where adjustments are conducted as described in the sub-paragraph above.

(4) Stock Options Issue Price
Stock options will be issued for no charge.

(5) Exercise Price
The exercise price will be the closing price of the underlying SEGA common stock on the Tokyo Stock Exchange on the first of the dates that the stock options are issued. In the case of stock splits and reverse stock splits after such issuance, this price will be adjusted by means of the following equation, with any amount less than a yen to be rounded down.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Stock split/reverse stock split ratio}}$$

Should new shares be issued, or the treasury stock be eliminated at a price less than the market value, the exercise price will be adjusted by means of the following equation, with any amount less than a yen to be rounded up to the nearest yen. The expression 'No. of shares already issued' in this equation represents the total number of shares outstanding minus the number of shares SEGA holds as treasury stock.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{No. of shares already issued} + \dfrac{\text{No. of shares newly issued} \times \text{Exercise price per share}}{\text{Market value before issue of new shares}}}{\text{No. of shares already issued} + \text{No. of shares newly issued}}$$

Should SEGA merge with or consolidate with another company and the stock options remain valid, or should adjustments be required for any other reason, the exercise price will be adjusted in accordance with the situation at hand.

(6) Period of Validity of Stock Options
From June 1, 2003 until May 31, 2006.

(7) Conditions for Exercising Stock Options
1) Those people wishing to exercise their stock options must be directors or employees at SEGA Corporation or one of its subsidiaries, or management policy advisors at SEGA Corporation or its subsidiaries who advise on the basis of advisory contracts. However, stock options are not invalidated by the fact that certain positions are no longer held where stock option holders have valid reasons for no longer holding these positions, such as in the case of stepping down as a director after completing a full term, or compulsory retirement, and those cases in which the Board of Directors rules accordingly.
2) Stock options cannot be transferred, pledged, inherited or disposed of in any other manner.
3) Each stock option owner may exercise his/her stock options in proportion to his/her achievement relating to the business plan of SEGA in accordance with certain terms to be determined by the Board of Directors. Details relating to these conditions will be laid down in the stock option contracts to be signed separately with each stock option owner.
4) Other conditions will be laid down in the stock option contracts to be signed with each stock option holder, on the basis of decisions to be made at the June 27 Shareholders' Meeting and decisions made by the Board of Directors.

(8) Conditions and the Cancellation Events of Stock Options
1) All stock options can be cancelled without reimbursement should a decision be made at the Shareholders' Meeting that leads to SEGA participating in a merger in which it is the party eliminated, or that leads to SEGA becoming a wholly owned subsidiary of another company through the transfer or exchange of stock.
2) Should a stock option holder lose the ability to exercise the holder's stock options for failing to satisfy the conditions laid down in (7) above before exercising his/her options, the holder's stock options will be cancelled without reimbursement.

(9) Stock Option Transfer Restrictions
The permission of the Board of Directors is required to transfer stock options.

4-A

15 June, 2001

VIA FAX AND MAIL

Sumitomo Mitsui Banking Corporation, as Principal Paying Agent
(formerly known as The Sumitomo Bank, Limited)
Temple Court, 11 Queen Victoria Street
London EC4N 4TA United Kingdom
For the attention of: Manager, Loans Agency

01 SEP 26 AM 8:03

Re: SEGA Corporation (formerly known as SEGA Enterprises, Ltd.)
¥50,000,000,000 Zero Coupon Convertible Bonds due 2003 (the "Bonds")

Dear Manager:

Pursuant to Clause 6.3 of the Paying and Conversion Agency Agreement dated 17th February 1999 relating to the Bonds, Sumitomo Mitsui Banking Corporation is hereby requested to effect the publication of notice to the Bondholders on 19th June 2001 in the form and content of the draft attached hereto, on behalf of SEGA Corporation in connection with the redemption of all of the Bonds then outstanding to be made on 31st July 2001.

To signify your acknowledgement of receipt of this letter and your agreement to the foregoing, please sign below in duplicate and return one copy to us by fax and post.

Very truly yours,
SEGA Corporation

Y. Hirai

Name : Yukitomo Hirai
Title: Executive General Manager of Corporate Planning Division

Acknowledged and Agreed
Sumitomo Mitsui Banking Corporation

M. Suzuki

Date: 22nd June, 2001.

Name: Masahiro Suzuki
Title: Joint General Manager

4-B

平成１３年２月１６日

各　　位

会 社 名　株式会社　セ　ガ
代表者の　代表取締役
役職氏名　会長兼社長　大　川　　功
（コード番号：７９６４　東証第一部）
連絡者の　執 行 役 員
役職氏名　経理財務部長　山　﨑　昇　一
ＴＥＬ　（03）5736 － 7111（大代表）

転換価額変更に関するお知らせ

下記のとおり、転換価額の変更を決定しましたので、お知らせします。

記

１．転換価額の変更

(銘柄)	(新転換価額)	(現行転換価額)
第５回無担保転換社債	１，５１７円	２，１６６．００円
２００３年円建転換社債	１，５１１円	２，１５８．３０円

２．適用日
　平成１３年３月５日以降

３．変更事由
　下方修正条項により、下方修正を行ったため。

以　上

4-C

平成１３年６月１日

各　位

株式会社 セ ガ
代表者名　代表取締役社長　　佐藤　秀樹
（コード番号　７９６４　東証第一部）
問合せ先　執行役員経営企画本部長　山﨑　昇一
（TEL．０３－５７３６－７１１１）

転換価額変更に関するお知らせ

下記のとおり、転換価額の変更を決定しましたので、お知らせいたします。

記

１．転換価額の変更

（銘　　柄）	（新転換価額）	（現行転換価額）
第５回無担保転換社債	１，５０６．１０円	１，５１７円

２．適　用　日　　平成１３年６月１９日

３．変更事由
　平成１３年５月２９日および平成１３年６月１日開催の当社取締役会において発行を決議した２００４年満期ゼロ・クーポン円建転換社債の転換価額が時価を下回るため。

なお、２００３年満期円建転換社債につきましては、調整は行われませんでした。

以　上

01 SEP 25 PM 8:03

2-A

有価証券報告書

(証券取引法第24条第1項に基づく報告書)

事業年度　　自　平成12年4月1日
(第43期)　　至　平成13年3月31日


株式会社セガ

(391049)

有価証券報告書

（証券取引法第24条第１項に基づく報告書）

事業年度　自　平成12年４月１日
（第 43 期）　至　平成13年３月31日

関東財務局長 殿

平成13年６月29日提出

会　社　名　**株式会社　セ　ガ**
（旧 会 社 名　株式会社セガ・エンタープライゼス）

英　訳　名　SEGA CORPORATION
（旧 英 訳 名　SEGA ENTERPRISES, LTD.）

代表者の役職氏名　代表取締役社長　佐　藤　秀　樹

本店の所在の場所　東京都大田区羽田１丁目２番12号　電 話 番 号 03―5736―7111

連 絡 者　執行役員 経営企画本部長　山　﨑　昇　一

最寄りの連絡場所　同　上　電 話 番 号　同　上

連 絡 者　同　上

有価証券報告書の写しを縦覧に供する場所

名　称	所　在　地
東京証券取引所	東京都中央区日本橋兜町２番１号

（注）平成12年６月29日開催の第42回定時株主総会の決議により、平成12年11月１日から会社名を上記のとおり変更いたしました。

（本書面の枚数　表紙共54枚）

目　　　次

頁

第一部　企　　業　　情　　報 …… 1

第1　企　業　の　概　況 …… 1

1.　主要な経営指標等の推移 …… 1

2.　沿　　　　革 …… 3

3.　事　業　の　内　容 …… 4

4.　関係会社の状況 …… 6

5.　従業員の状況 …… 8

第2　事　業　の　状　況 …… 9

1.　業績等の概要 …… 9

2.　生産、受注及び販売の状況 …… 11

3.　対処すべき課題 …… 12

4.　経営上の重要な契約等 …… 13

5.　研究開発活動 …… 14

第3　設　備　の　状　況 …… 15

1.　設備投資等の概要 …… 15

2.　主要な設備の状況 …… 15

3.　設備の新設、除却等の計画 …… 16

第4　提出会社の状況 …… 17

1.　株式等の状況 …… 17

2.　自己株式の取得等の状況 …… 23

3.　配　当　政　策 …… 24

4.　株　価　の　推　移 …… 24

5.　役　員　の　状　況 …… 25

第5　経　理　の　状　況 …… 29

監　査　報　告　書 …… 31

1.　連結財務諸表等 …… 35

監　査　報　告　書 …… 69

2.　財　務　諸　表　等 …… 73

第6　提出会社の株式事務の概要 …… 102

第7　提出会社の参考情報 …… 103

第二部　提出会社の保証会社等の情報 …… 104

第一部　企　業　情　報

第1　企　業　の　概　況

1.　主要な経営指標等の推移

(1) 最近5連結会計年度に係る主要な経営指標等の推移

回次	第39期	第40期	第41期	第42期	第43期
決算年月	平成9年3月	平成10年3月	平成11年3月	平成12年3月	平成13年3月
売上高(百万円)	432,825	331,605	266,194	339,055	242,913
経常利益または経常損失(△)(百万円)	12,884	△7,023	△7,279	△44,271	△52,736
当期純利益または当期純損失(△)(百万円)	2,032	△35,635	△42,880	△42,880	△51,729
純資産額(百万円)	156,105	122,045	80,640	80,724	91,687
総資産額(百万円)	425,506	368,962	425,613	375,341	284,465
1株当たり純資産額　(円)	1,551.22	1,212.78	781.26	659.03	644.32
1株当たり当期純利益または1株当たり当期純損失(△)　(円)	20.19	△354.11	△425.27	△390.57	△341.58
潜在株式調整後1株当たり当期純利益　(円)	18.86	—	—	—	—
自己資本比率　(%)	36.7	33.1	18.9	21.5	32.2
自己資本利益率　(%)	1.3	—	—	—	—
株価収益率　(倍)	153.5	—	—	—	—
営業活動によるキャッシュ・フロー(百万円)	—	—	—	△8,801	△73,970
投資活動によるキャッシュ・フロー(百万円)	—	—	—	△1,848	7,920
財務活動によるキャッシュ・フロー(百万円)	—	—	—	△21,613	4,464
現金及び現金同等物の期末残高(百万円)	—	—	—	98,325	37,632
従業員数(外、平均臨時雇用者数)　(人)	— (—)	— (—)	— (—)	4,583 (7,461)	3,866 (6,511)

(注) 1.　売上高には消費税等は含まれておりません。
2.　第40期から第43期までの潜在株式調整後1株当たり当期純利益は当期純損失のため記載しておりません。また、第40期から第43期までの自己資本利益率および株価収益率は当期純損失のため記載しておりません。
3.　第39期から第41期については、連結キャッシュ・フロー計算書は作成していないため、キャッシュ・フローに関連する項目は記載しておりません。
4.　従業員数および平均臨時雇用者数は第42期から記載しております。
5.　金額は百万円未満を切り捨てて表示しております。

(2) 提出会社の最近５事業年度に係る主要な経営指標等の推移

回次	第39期	第40期	第41期	第42期	第43期
決算年月	平成９年３月	平成10年３月	平成11年３月	平成12年３月	平成13年３月
売上高（百万円）	359,929	271,474	214,546	272,585	192,713
経常利益または経常損失(△)（百万円）	33,348	11,030	431	△35,715	△17,762
当期純利益または当期純損失(△)（百万円）	5,571	△43,300	△33,383	△36,799	△87,240
資本金（百万円）	39,153	39,153	42,109	64,149	117,918
発行済株式総数（千株）	100,633	100,633	103,219	122,495	162,398
純資産額（百万円）	179,292	132,035	100,636	105,524	127,069
総資産額（百万円）	387,278	346,538	417,762	363,105	295,492
1株当たり純資産額（円）	1,781.64	1,312.04	974.98	861.45	782.46
1株当たり配当額（円） (内1株当たり中間配当額)（円）	38 (15)	38 (15)	39 (16)	— (—)	— (—)
1株当たり当期純利益または1株当たり当期純損失(△)（円）	55.37	△430.27	△331.08	△335.17	△559.05
潜在株式調整後1株当たり当期純利益（円）	48.53	—	—	—	—
自己資本比率（％）	46.3	38.1	24.1	29.1	43.0
自己資本利益率（％）	3.1	—	—	—	—
株価収益率（倍）	56.0	—	—	—	—
配当性向（％）	68.6	—	—	—	—
従業員数（外、平均臨時雇用者数）（人）	3,872 (—)	3,982 (—)	3,974 (—)	3,073 (7,361)	2,733 (6,259)

(注) 1. 売上高には消費税等は含まれておりません。
2. 第40期から第43期までの潜在株式調整後１株当たり当期純利益は当期純損失のため記載しておりません。また、第40期から第43期までの自己資本利益率および株価収益率は当期純損失のため記載しておりません。
3. 第43期の従業員数には、平成13年４月１日付転籍者および特別退職プログラムによる退職者合計1,783人を含んでおります。また、平均臨時雇用者数は第42期から記載しております。
4. 金額は百万円未満を切り捨てて表示しております。

2. 沿　　　革

昭和26年４月　リチャード・ディ・スチュワートおよびレイモンド・ジェイ・レメーヤーの両名は主に米軍施設に対し、ジュークボックスおよびスロットマシン等の輸入販売ならびに賃貸の業務を開始いたしました。その後、業務用アミューズメント機器の製造に着手するとともにスロットマシン等の輸出業務も開始し、事業規模を拡大、昭和32年１月サービス　ゲームス　ジャパン(株)を設立いたしました。

なお、同社は昭和35年６月に解散し、同年同月に同社の業務を継承した日本娯楽物産(株)(販売部門)と、日本機械製造(株)(製造部門)が設立されました。

昭和35年６月	日本娯楽物産(株)(当社、資本金９百万円本社東京都品川区西大崎)設立。
昭和39年６月	日本機械製造(株)を吸収合併、資本金88百万円となる。
昭和40年１月	本店を現在地に移転。
昭和40年７月	ゲームセンターを運営していた(有)ローゼン・エンタープライゼスを吸収合併、資本金103百万円となる。商号を現商号に変更。
昭和44年３月	米国コングロマリット、ガルフ アンド ウエスタン インダストリーズ，インク．傘下となる。
昭和59年４月	CSK(コンピューターサービス(株)(現(株)CSK))グループの資本参加によりCSKグループの一員となる。
昭和60年３月	当社業務用製品の米国における販売を目的として、当社100％出資子会社セガ　エンタープライゼス，インク．(U.S.A.)設立。
昭和61年３月	当社コンシューマ機器の米国における販売を目的として、当社100％出資子会社セガ　オブ　アメリカ，インク．設立。
昭和61年11月	株式を(株)日本証券業協会東京地区協会へ店頭銘柄として登録。
昭和62年８月	海外子会社の再編成を目的として、当社100％出資子会社セガ エンタープライゼス，インク．(U.S.A.)の株式100％をセガ オブ アメリカ，インク．へ売却。
昭和63年４月	東京証券取引所市場第二部に上場。
平成２年10月	東京証券取引所市場第一部に指定。
平成３年７月	コンシューマ機器の欧州地域における販売力強化を目的として、当社100％出資子会社セガ ヨーロッパ グループ リミテッド設立。
平成５年３月	パリ証券取引所に上場。
平成６年10月	北米におけるコンシューマ機器・業務用機器の販売およびアミューズメント施設運営等の総合的、効率的事業運営を目的として、当社100％出資子会社セガ ホールディングズ U.S.A.，インク．設立。
平成７年４月	物流部門の合理化を目的として(株)セガ・ロジスティクスサービス(当社出資比率50.0％、現在75.0％)設立。
平成８年３月	欧州コンシューマ機器事業の組織再編成のため欧州のコンシューマ機器部門の持株会社セガ　ヨーロッパ　グループ　リミテッドを解散。同社からセガ　ヨーロッパ　リミテッドの株式を100％取得。
平成９年３月	セガ ホールディングズ U.S.A.，インク．の清算にともない、同社からセガ エンタープライゼス，インク．(U.S.A.)の株式を100％取得。
平成10年６月	執行役員制を導入。
平成11年９月	国内におけるネットワーク事業の展開のためインターナショナル・インベストメント(株)(平成12年４月に(株)ISAOに社名変更)の発行済株式30％を取得(現在46.6％出資)。
平成11年10月	米国におけるネットワーク事業の展開のためセガ ドット コム，インク．(当社出資比率44.1％、現在96％出資)設立。
平成12年４月	当社のソフトウェア研究開発部門を分社し、100％出資の子会社として(株)ワウエンターテイメント、(株)ヒットメーカー、(株)アミューズメントヴィジョン、(株)セガ・ロッソ、(株)スマイルビット、(株)オーバーワークス、(株)ソニックチーム、(株)ユナイテッド・ゲーム・アーティスツ、(株)ウェーブマスター(出資比率現在85.3％)を設立。
平成12年10月	アミューズメント施設運営部門を当社100％出資子会社(株)セガ・アミューズメント東京、(株)セガ・アミューズメント関西、(株)セガアミューズメント東日本、(株)セガアミューズメント東海、(株)セガアミューズメント西日本に営業譲渡。
平成12年11月	社名を(株)セガ・エンタープライゼスより(株)セガに変更。

3. 事業の内容

当企業集団は、当社ならびに子会社64社および関連会社16社から構成されており、業務用機器の開発・製造・販売、コンシューマ機器の開発・製造・販売、アミューズメント施設運営の３つの事業を基盤とした総合的アミューズメント事業を国内のみならず、広く世界マーケットで展開しております。

当企業集団が営んでいる主な事業内容、各関係会社等の当該事業に係る位置づけおよび事業の種類別セグメントとの関連は次のとおりであります。

○業務用機器販売事業

日本におきましては、(株)セガの直接子会社である、(株)エスジーエスが風営法７号関連商品の製造販売を、(株)セガ・ミュージック・ネットワークスがカラオケ関連商品の製造販売を、それぞれ行っております。欧州地域におきましては、セガ　アミューズメンツ　ヨーロッパ　リミテッドが業務用アミューズメント機器製造・販売を行っております。北米におきましては、セガ　エンタープライゼス，インク.(U.S.A.)が販売事業を展開しております。また、ゲーミング機器販売事業につきましては、SGE　ホールディングス　リミテッドおよびその直接子会社であるJPM　インターナショナル　リミテッド他３社がゲーミング機器の販売を展開しております。

業務用機器ソフト開発につきましては、日本におきましては、(株)ワウエンターテイメント、(株)ヒットメーカー、(株)アミューズメントヴィジョンおよび(株)セガ・ロッソが業務用ソフトの開発を行っております。

○コンシューマ機器販売事業

欧州地域におきましては、セガ　ヨーロッパ　リミテッドが欧州各国の販売子会社であるセガ　フランス S.A.、セガ　ゲゼルシャフト　ファービデオスピール　m.b.H.、セガ　コンシューマ　プロダクツ　S.A.およびその子会社であるニュー　ソフトウェア　センター　カンパニー　S.L.を取りまとめており、自らも英国においてコンシューマ機器の販売を行っております。北米地域におきましては、米国のセガ　オブ　アメリカ　ドリームキャスト，インク．が販売を展開しております。

コンシューマソフト開発につきましては、日本におきましては、(株)スマイルビット、(株)オーバーワークス、(株)ソニックチーム、(株)ユナイテッド・ゲーム・アーティスツ、(株)ウェーブマスターおよび(株)シー・エス・ケイ・総合研究所がコンシューマ機器ソフトの開発を行っております。米国におきましては、セガ　エンタープライゼス，インク.(U.S.A.)の子会社でありコンシューマ機器販売会社でもあるセガ　オブ　アメリカ　ドリームキャスト，インク．およびヴジュアル　コンセプツ　エンターテインメント，インク．がコンシューマ機器ソフトの開発を行っております。また、欧州におきましては、コンシューマ機器販売会社でもあるセガ　ヨーロッパ　リミテッドおよびノー　クリッシェ S.A.がコンシューマ機器ソフトの開発を行っております。

○アミューズメント施設運営事業

日本におきましては、(株)セガアミューズメント東日本、(株)セガ・アミューズメント東京、(株)セガアミューズメント東海、(株)セガ・アミューズメント関西、(株)セガアミューズメント西日本がアミューズメント施設運営を展開しております。米国におきましては、セガ　エンタープライゼス，インク.(U.S.A.)およびセガ　ゲームワークス　L.L.C.がアミューズメント施設運営を展開しております。英国におきましては、セガ　オペレーションズ　UK　リミテッドがアミューズメント施設運営を展開しております。また、セガ　アミューズメンツ　ヨーロッパ　リミテッドの子会社であるセガ　オペレーションズ　フランス　Eurlがフランスで、アミューズメント施設運営を展開しております。

持分法非適用の会社につきましては、主なものとして台湾においてアミューズメント施設の運営を行っているセガ　アミューズメンツ　タイワン　リミテッド、中国においてアミューズメント施設の運営を行っているセガ　ファーハン　カルチャー　エンターテインメント　カンパニー　リミテッド、日本でコンシューマ機器分野におけるゲームソフトの開発を行っているシムス(株)といった子会社等があります。

なお、当企業集団の事業運営における親会社(当社)および関係会社の関係を図示すると次のとおりであります。

《コンシューマ機器開発・製造・販売》

【国　内】

●(株)セガトイズ
●(株)セガ・ミューズ
●(株)スマイルビット　※2
●(株)オーバーワークス　※2
●(株)ソニックチーム　※2
●(株)ユナイテッド・ゲーム・アーティスツ　※2
●(株)ウェーブマスター　※2
●(株)シー・エス・ケイ総合研究所
連結子会社　他2社
非連結子会社
　シムス(株)他5社
○(株)ISAO
持分法非適用関連会社　6社

【海　外】

●セガ ヨーロッパ リミテッド(英国) ※1 ※2
●セガ ドット コム, インク.(米国)
●セガ ドット コム PC ネットワークス,インク.(米国)
●セガ オブ アメリカ ドリームキャスト, インク.(米国) ※1 ※2
●ヴジュアル コンセプツ エンターテインメント,インク.(米国) ※2
●クロス プロダクツ リミテッド(英国) ※2 ※3
●セガ コンシューマ プロダクツ S.A.(スペイン)
●セガ ゲゼルシャフト ファービデオスピール m.b.H.(ドイツ)
連結子会社　他11社
持分法適用関連会社　1社
持分法非適用関連会社　1社

↑ 販売

当　社
- コンシューマ機器開発・製造・販売
- 業務用機器開発・製造・販売
- アミューズメント施設運営

↓ 販売　　↓ 販売

《業務用機器開発・製造・販売》

【国　内】

●(株)エスジーエス
●(株)セガ・ミュージック・ネットワークス
●(株)セガ・ロジスティクスサービス
●(株)ワウエンターテイメント　※2
●(株)ヒットメーカー　※2
●(株)アミューズメントヴィジョン　※2
●(株)セガ・ロッソ　※2
非連結子会社　1社
持分法非適用関連会社　1社

【海　外】

●セガ エンタープライゼス, インク.(U.S.A.)(米国) ※1 ※3
●セガ アミューズメンツ ヨーロッパ リミテッド(英国) ※1 ※3
●JPM インターナショナル リミテッド(英国)
●エース コイン イクイップメント リミテッド(英国)
●クリスタル レジャー リミテッド(英国)
連結子会社　他4社
持分法適用関連会社　1社
持分法非適用関連会社　1社

→ 販売

《アミューズメント施設運営》

【国　内】

●(株)セガアミューズメント東日本
●(株)セガ・アミューズメント東京
●(株)セガアミューズメント東海
●(株)セガ・アミューズメント関西
●(株)セガアミューズメント西日本
○(株)トムス・エンタテインメント
連結子会社　他1社
持分法適用関連会社　他1社

【海　外】

連結子会社　3社
非連結子会社　3社
○セガ ゲームワークス L.L.C.(米国)

(注) 1. ※1は当社の直販先であります。
　※2の会社の対して当社は製品の開発を委託しております。
　※3の会社の対して当社は製品の外注生産を委託また製品の購入をしております。
2. ●は連結子会社、○は持分法適用関連会社であります。

4. 関係会社の状況

名称	住所	資本金または出資金	主要な事業の内容	議決権の所有または被所有割合	関係内容	摘要
(連結子会社)				%		
セガ エンタープライゼス, インク. (U.S.A.)	米国 カリフォルニア州 サンフランシスコ	千USドル 110,000	業務用機器販売事業	100	業務用機器の販売等 リース契約による建物賃借料の支払保証 銀行借入についての保証 役員の兼任3名	※1
セガ ドット コム, インク.	米国 カリフォルニア州 サンフランシスコ	千USドル 4	コンシューマ機器販売事業	96 (52)	資金の援助 長期貸付金991百万円 役員の兼任3名	
セガ ドット コム PCネットワークス, インク.	米国 カリフォルニア州 サンフランシスコ	千USドル 0	コンシューマ機器販売事業	(93)		
セガ オブ アメリカ ドリームキャスト, インク.	米国 カリフォルニア州 サンフランシスコ	千USドル 41,900	コンシューマ機器販売事業	(100)	コンシューマ機器の販売等 銀行借入についての保証 資金援助 長期貸付金18,780百万円 役員の兼任5名	※1 ※3
ヴジュアル コンセプツ エンターテインメント, インク.	米国 カリフォルニア州 サンラファエル	千USドル 3,008	コンシューマ機器販売事業	100	リース料契約による建物貸借料の支払保証 役員の兼任1名	
クロス プロダクツ リミテッド	英国 リーズ	千Stgポンド 2,200	コンシューマ機器販売事業	100	コンシューマ機器の販売等 リース契約による建物賃借料の支払保証 役員の兼任1名	
セガ ヨーロッパ リミテッド	英国 ロンドン	千Stgポンド 215,901	コンシューマ機器販売事業	100	コンシューマ機器の販売等 銀行借入についての保証 資金援助 長期貸付金16,883百万円 役員の兼任2名	※1
セガ ゲゼルシャフト ファービデオスピール m.b.H.	ドイツ ハンブルグ	千ドイツマルク 3,000	コンシューマ機器販売事業	(100)		
セガ コンシューマ プロダクツ S.A.	スペイン マドリッド	千スペインペセタ 250,000	コンシューマ機器販売事業	(100)		
セガ アミューズメンツ ヨーロッパ リミテッド	英国 ニューモルデン	千Stgポンド 15,620	業務用機器販売事業	(100)		
JPM インターナショナル リミテッド	英国 カーディフ	千Stgポンド 8,202	業務用機器販売事業	(100)		
エース コイン イクイップメント リミテッド	英国 カーディフ	千Stgポンド 585	業務用機器販売事業	(100)		
クリスタル レジャー リミテッド	英国 カーディフ	千Stgポンド 259	業務用機器販売事業	(100)		
(株)セガトイズ	日本国 東京都台東区	百万円 333	コンシューマ機器販売事業	74	コンシューマ機器の販売等 役員の兼任1名	
(株)セガ・ミューズ	日本国 東京都港区	百万円 179	コンシューマ機器販売事業	100	コンシューマ機器の販売等 資金の援助 長期貸付金425百万円	
(株)スマイルビット	日本国 東京都大田区	百万円 120	コンシューマ機器販売事業	100	ソフトウェアの開発委託料等の支払等 資金の援助 短期貸付金50百万円	
(株)オーバーワークス	日本国 東京都大田区	百万円 100	コンシューマ機器販売事業	100	ソフトウェアの開発委託料等の支払等	
(株)ソニックチーム	日本国 東京都大田区	百万円 80	コンシューマ機器販売事業	100	ソフトウェアの開発委託料等の支払等 資金の援助 短期貸付金465百万円	
(株)ユナイテッド・ゲーム・アーティスツ	日本国 東京都渋谷区	百万円 40	コンシューマ機器販売事業	100	ソフトウェアの開発委託料等の支払等 資金の援助 短期貸付金376百万円	
(株)ウェーブマスター	日本国 東京都大田区	百万円 12	コンシューマ機器販売事業	85	ソフトウェアの開発委託料等の支払等	
(株)シー・エス・ケイ総合研究所	日本国 東京都港区	百万円 110	コンシューマ機器販売事業	91	ソフトウェアの開発委託料等の支払等 資金の援助 長期貸付金4,350百万円 役員の兼任3名	

名称	住所	資本金または出資金	主要な事業の内容	議決権の所有または被所有割合	関係内容	摘要
(株)エスジーエス	日本国 東京都品川区	百万円 200	業務用機器販売事業	% 78	業務用機器の販売等 資金の援助 長期貸付金3,186百万円 役員の兼任2名	
(株)セガ・ミュージック・ネットワークス	日本国 東京都大田区	百万円 400	業務用機器販売事業	75	業務用機器の販売 銀行借入についての保証 資金援助 長期貸付金2,328百万円 役員の兼任2名	
(株)セガ・ロジスティクスサービス	日本国 東京都大田区	百万円 200	業務用機器販売事業	75	物流関連費用の支払等 資金援助 短期貸付金40百万円 役員の兼任2名	
(株)ワウエンターテイメント	日本国 東京都大田区	百万円 120	業務用機器販売事業	100	ソフトウェアの開発委託料等の支払等 資金の援助 短期貸付金99百万円 役員の兼任2名	
(株)ヒットメーカー	日本国 東京都大田区	百万円 140	業務用機器販売事業	100	ソフトウェアの開発委託料等の支払等 資金の援助 短期貸付金411百万円 役員の兼任2名	
(株)アミューズメントヴィジョン	日本国 東京都大田区	百万円 60	業務用機器販売事業	100	ソフトウェアの開発委託料等の支払等 資金の援助 短期貸付金378百万円 役員の兼任2名	
(株)セガ・ロッソ	日本国 東京都大田区	百万円 40	業務用機器販売事業	100	ソフトウェアの開発委託料等の支払等 資金の援助 短期貸付金151百万円 役員の兼任2名	
(株)セガ・アミューズメント東京	日本国 東京都大田区	百万円 200	アミューズメント施設運営事業	100	業務用機器の販売等 資金の援助 長期貸付金7,386百万円 役員の兼任1名	
(株)セガ・アミューズメント関西	日本国 大阪府豊中市豊南町	百万円 200	アミューズメント施設運営事業	100	業務用機器の販売等 資金の援助 長期貸付金8,946百万円 役員の兼任1名	
(株)セガアミューズメント東日本	日本国 埼玉県さいたま市三橋	百万円 200	アミューズメント施設運営事業	100	業務用機器の販売等 資金の援助 長期貸付金8,390百万円 役員の兼任1名	
(株)セガアミューズメント東海	日本国 愛知県名古屋市名東区	百万円 200	アミューズメント施設運営事業	100	業務用機器の販売等 資金の援助 長期貸付金6,028百万円 役員の兼任1名	
(株)セガアミューズメント西日本	日本国 福岡県福岡市博多区	百万円 200	アミューズメント施設運営事業	100	業務用機器の販売等 資金の援助 長期貸付金8,972百万円 役員の兼任1名	
その他21社						
(持分法適用関連会社) (株)ISAO	日本国 東京都港区	百万円 2,775	コンシューマ機器販売事業	% 47	コンシューマ機器の販売等 役員の兼任3名	
セガ ゲームワークス L.L.C.	米国 カリフォルニア州 ユニバーサルシティ	千USドル 166,156	アミューズメント施設運営事業	(49)	ロイヤリティの受取 リース契約による建物賃借料の支払保証 役員の兼任1名	
(株)トムス・エンタテインメント	日本国 愛知県名古屋市中区	百万円 8,816	アミューズメント施設運営事業	22	業務用機器の販売等	※2
その他3社						
(その他の関係会社) (株)CSK	日本国 東京都新宿区	百万円 69,029	情報サービス等	% (被所有割合) 24	社内情報システムの開発委託等	※2

(注) 1. 主要な事業の内容欄には、事業の種類別セグメントの名称を記載しております。

2. ※1は特定子会社に該当しております。

3. ※2は有価証券報告書を提出しております。

4. ※3は連結財務諸表に重要な影響を与える債務超過会社であります。債務超過の額はセガ オブ アメリカ ドリームキャスト, インク. は14,467百万円であります。

5. その他の関係会社は議決権の被所有割合を記載しております。
6. セガ オブ アメリカ ドリームキャスト，インク．については、売上高(連結会社相互間の内部売上高を除く。)の連結売上高に占める割合が10%を超えております。
主要な損益情報等
セガ オブ アメリカ ドリームキャスト，インク．

(1) 売上高	52,224百万円
(2) 経常損失	17,069百万円
(3) 当期純損失	17,069百万円
(4) 純資産額	△14,467百万円
(5) 総資産額	17,740百万円

7. 議決権の所有または被所有割合の括弧内は間接所有割合で内数となっております。

5. 従業員の状況

(1) 連結会社の状況

(平成13年3月31日現在)

事業の種類別セグメントの名称	従業員数(人)
業務用機器販売事業	1,242(　111)
コンシューマ機器販売事業	1,599(　345)
アミューズメント施設運営事業	898(6,052)
全社(共通)	127(　　3)
合計	3,866(6,511)

(注) 1. 従業員数は就業人員であり、臨時雇用者数は、年間の平均人員を( )外数で記載しております。
2. 全社(共通)として、記載されている従業員数は、特定のセグメントに区分できない管理部門に所属しているものであります。

(2) 提出会社の状況

(平成13年3月31日現在)

従業員数(人)	平均年齢(才)	平均勤続年数(年)	平均年間給与(千円)
2,733(6,259)	33.8	7.10	4,684

(注) 1. 従業員は就業人員であり、臨時従業員数は、年間の平均人員を( )外数で記載しております。
2. 上記従業員数には、平成13年4月1日付転籍者および特別退職プログラムによる退職者合計1,783人を含んでおります。
3. 平均年間給与は、賞与および基準外賃金を含んでおります。

第2　事　業　の　状　況

1.　業績等の概要

(1) 業　　　　　績

業務用機器販売事業の国内につきましては、新製品、定番商品、プライズ景品商品等あらゆるジャンルの商品を供給することにより増収増益を達成いたしました。特に前年度から継続して高い人気を博した競走馬育成シミュレーションゲームである「ダービーオーナーズクラブ」および「ダービーオーナーズクラブ2000」、競馬メダルゲームの「スターホース」、スケートボード体感ゲームである「エアトリックス」をはじめとして「シャカっとタンバリン！」、「コンフィデンシャルミッション」等が業績に貢献いたしました。さらにUFOキャッチャー・シリーズおよび景品も収益に貢献いたしました。海外につきましては、地域の特性に合った製品の供給を行い販売に努めましたが、特にアジア、欧州の市場の落ち込みが大きく減収となりました。この結果、売上高52,502百万円(前連結会計年度比28.7%減)、営業利益9,634百万円(前連結会計年度は、営業損失2,664百万円)となりました。

コンシューマ機器販売事業における家庭用TVゲーム機「ドリームキャスト」の当連結会計年度販売台数は、国内ではハード47万台、ソフト475万本、米国では、ハード178万台、ソフト1,365万本、欧州では、ハード93万台、ソフト483万本、アジアでは、ハード21万台、ソフト64万本となり、全世界では当期販売ハード339万台(累計820万台)、ソフト2,387万本(累計5,163万本)となり、計画に対して特にハードは大幅な未達という結果となりました。ドリームキャストソフトにつきましては、第５回日本ゲーム大賞を受賞したコンシューマ初の全世界対応ネットワークRPGである「ファンタシースターオンライン」が21世紀のRPGとして全世界で新たなゲームユーザーを開拓いたしました。この他、海外における「SEGA SPORTS」のブランドのもとに圧倒的な人気を誇る「NFL2K1」、「NBA2K1」をはじめとして「パワースマッシュ」、「ジェットセットラジオ」、「エターナルアルカディア」、「サクラ大戦３～巴里は燃えているか～」、「ソニックシャッフル」等、様々なジャンルにおいてビッグタイトルを多数発売いたしました。この結果、売上高115,753百万円(前連結会計年度比37.8%減)、営業損失69,186百万円(同60.8%増)となりました。

アミューズメント施設運営事業におきましては、前連結会計年度に引き続き不採算、低採算店舗の閉店を実施するなど経営効率化策の継続的実施により安定収入基盤が強固なものとなりました。また、平成12年10月にアミューズメント施設運営部門を分社したことにより、各施設運営会社においては地域に密着したきめ細かい集客対策、顧客動向を迅速に反映させた店舗運営の実施および地道なコスト削減や営業努力を重ねた結果、売上面においてはアミューズメント施設数の減少にともない減収となったものの、収益性は向上し業績に大きく貢献をいたしました。この結果、売上高74,656百万円(前連結会計年度比5.8%減)、営業利益8,242百万円(同79.1%増)となりました。

これらの結果、当連結会計年度の売上高は242,913百万円(前連結会計年度比28.4%減)、うち国内事業の売上高は167,686百万円(同20.8%減)、海外事業の売上高は75,227百万円(同40.9%減)となりました。利益面につきましては、経常損失52,736百万円(前連結会計年度比19.1%増)、当期純損失51,729百万円(同17.1%増)となりました。

(2) キャッシュ・フローの状況

当連結会計年度における連結ベースの現金及び現金同等物(以下資金という)は、前連結会計年度末に比べ60,692百万円減少し、37,632百万円となりました。

前連結会計年度と比べて資金が減少した主な理由は、税金等調整前当期純損失が55,493百万円発生したことなどにより、営業活動による資金の減少が73,970百万円となったためであります。

(営業活動によるキャッシュ・フロー)

営業活動の結果、減少した資金は73,970百万円(前連結会計年度比740.5%増)となりました。営業損失が52,018百万円発生したほか、ドリームキャスト事業の縮小にともない、売上債権、仕入債務がそれぞれ17,705百万円、31,088百万円減少したこと等によるものであります。

(投資活動によるキャッシュ・フロー)

投資活動の結果、増加した資金は7,920百万円(前連結会計年度は、1,848百万円減少)となりました。投資有価証券の売却による収入14,772百万円、有形固定資産の取得による支出7,025百万円等によるものであります。

(財務活動によるキャッシュ・フロー)

財務活動により増加した資金は4,464百万円(前連結会計年度は、21,613百万円減少)となりました。第三者割当増資による収入101,376百万円、社債の償還による支出88,145百万円等によるものであります。

2. 生産、受注及び販売の状況

(1) 生　産　実　績

当連結会計年度における生産実績を事業の種類別セグメントごとに示すと、次のとおりであります。

(単位　百万円)

事業の種類別セグメントの名称	金　額	前連結会計年度(または年度)比(%)
業務用機器販売事業	33,327	78.8
コンシューマ機器販売事業	114,976	72.6
アミューズメント施設運営事業	—	—
合　計	148,303	73.9

(注)　上記の金額には、消費税等は含まれておりません。

(2) 受　注　実　績

当連結会計年度における受注実績を事業の種類別セグメントごとに示すと、次のとおりであります。

なお、コンシューマ機器のホームビデオソフトウェアにおいて、一部受注生産を行っております。

(単位　百万円)

事業の種類別セグメントの名称	受注高	前連結会計年度(または年度)比(%)	受注残高	前連結会計年度(または年度)比(%)
業務用機器販売事業	—	—	—	—
コンシューマ機器販売事業	1,550	34.9	56	47.0
アミューズメント施設運営事業	—	—	—	—
合　計	1,550	34.9	56	47.0

(注)　上記の金額には、消費税等は含まれておりません。

(3) 販　売　実　績

当連結会計年度における販売実績を事業の種類別セグメントごとに示すと、次のとおりであります。

(単位　百万円)

事業の種類別セグメントの名称	金　額	前連結会計年度(または年度)比(%)
業務用機器販売事業	52,502	71.3
コンシューマ機器販売事業	115,753	62.2
アミューズメント施設運営事業	74,656	94.2
合　計	242,913	71.6

(注)　上記の金額には、消費税等は含まれておりません。

3.　対処すべき課題

平成13年1月31日に収益回復のための経営方針、経営戦略を定め、構造改革推進本部を設置して、下記の具体的な構造改革プランを策定しすでに実行に着手しております。

家庭用TVゲーム機の製造中止にともない、コンテンツ事業とアミューズメント事業に経営資源を集中することによる事業構成の変更、さらに事業構成の変更による従来の組織や不採算事業の見直し、これらを通して利益体質へと当社の構造を変える、ということが構造改革の骨子であります。

「体型(事業構成)を変え、家族構成(組織の見直し、事業の見直し)を変え、そして体質(収益構造)を変える」というスローガンのもと、一日も早く構造改革を達成し、生産性が高く競争力にあふれた『世界一のコンテンツプロバイダー』になるために下記の施策を速やかにかつ着実に実行してまいる所存であります。

(1) 財務改革

① バランスシートの改善・圧縮

・ドリームキャストハードの製造中止にともない発生する在庫処理、業績が不振な海外子会社株式の減損処理、海外ネットワーク事業の縮小にともなう損失処理などを行い、来期に負の資産を持ち込まない。

・資産の整理と流動化の実施を行い、新しい事業構造に適したバランスシートにする。

② 投資会社の見直し・投資抑制

・既存投資有価証券の整理売却を行う。

・事業戦略上有効ではない有価証券投資は行わない。

③ 関係会社再編

・セガ本体の事業戦略に合わせて再編を実施する。

・赤字会社およびグループの事業方針に合致しない会社は整理・売却を行う。

④ キャッシュフローの確保

・事業収益の向上策、保有資産の売却等によりフリーキャッシュ・フローをプラスにする。

(2) 事業改革

① コンテンツ事業

・他社プラットフォームへのソフト供給、既存ソフト資産の有効活用により収益性を向上させる。

・固定費の変動費化、開発生産性の向上等、コスト構成の見直しおよび責任体制の明確化により収益性を向上させる。

・セガブランドPCソフトの強化、モバイルへのソフト供給により収益性を向上させる。

② アミューズメント事業

・施設運営の効率化、新しい販売手法の導入による機器販売の効率化、既存市場でのシェア向上により収益性を向上させる。

・新規出店の再開、エンターテイメントをコンセプトに異業種と融合した新業態店舗展開の実施、新規市場開発により収益性を向上させる。

・新しい価値観の製品、すごいゲームを開発・提供することで収益性を向上させる。

③　海外コンシューマ子会社再編

・ハード、ソフトの販売子会社からソフト販社へと体制、規模を変更し、本社との取引ルールを変更することにより責任体制を明確にする。

・ソフト販社としての管理体制の強化とコスト削減を実施する。

④　ネットワーク事業会社再編

・欧米のネットワーク事業会社への新規インフラ投資は凍結し縮小する。

・グループ内のサーバー運営ノウハウは(株)ISAOに集中させ、競争力、企業価値を高める。

⑤　セガ本体改善

・新しい事業構成に見合った組織・人員にまで縮小し経費の削減を実施する。

・販管費の削減、研究開発費の一元管理等により経営効率の向上を図る。

・在庫、設備投資等の管理ルールを強化する。

⑥　新規事業

・関係会社等と協力し映像ソフト販売事業やキャラクターを使った新しいコンテンツビジネスを創造していく。

4.　経営上の重要な契約等

該当事項はありません。

5. 研究開発活動

当企業集団における研究開発活動は主として当社にて行っております。当社は、世界に通用するゲームタイトル、国内ナンバーワン・タイトルを多数生み出しておりますが、これら強力なソフト開発力をベースとし、ゲームソフト開発の産業化を目的として従来の研究開発部門を九つのソフト開発会社に分社化いたしました。

当連結会社年度の研究開発の主な成果および所有する工業所有権の件数は以下のとおりであります。

(1) 研究開発費

当連結会計年度における当企業集団全体の研究開発費は22,568百万円であります。

(2) 研究開発の成果

① 業務用機器

分社のソフト開発につきましては、「ダービーオーナーズクラブ　2000」、「スターホース」、「エアトリックス」、「シャカっとタンバリン！」、「コンフィデンシャルミッション」等の開発を行い、新製品として発売、好評を博しました。

また、セガの持つ技術とエンターテイメント性を活かし、ゲームセンターから離れた新しい市場を開発するために、CG画像をインタラクティブに自然な形で動かす高度な人工知能、AIアルゴリズムの開発も継続的に行っておりますが、この成果として回転寿しチェーン店への端末およびシステムとして販売することができました。なお、ネットワーク社会を見据え、遊空間を無限に拡げるネットワークとしてのNAOMIネットワークシステムの開発やカードを使った新しい遊びを提案するゲーム機の開発、携帯電話とのリンクを考えたシステムの開発についても継続的に推進しております。当事業に係る研究開発費は、5,921百万円であります。

② コンシューマ機器

分社のソフト開発につきましては、全世界対応ネットワークRPGである「ファンタシースターオンライン」や「パワースマッシュ」をはじめとしたネットワークゲームや「ジェットセットラジオ」、「エターナルアルカディア」、「サクラ大戦３～巴里は燃えているか～」等、各種各ジャンルのソフト開発に注力いたしました。当事業に係る研究開発費は、16,646百万円であります。

(3) 所有する工業所有権の件数

内訳	特許権	実用新案権	商標権	意匠権
取得済み件数	641 (422)	120 (27)	5,904 (3,658)	1,041 (743)
出願中件数	2,304 (1,115)	11 (1)	1,258 (1,002)	195 (162)
合計	2,945 (1,537)	131 (28)	7,162 (4,660)	1,236 (905)

(注)　括弧内の数字は海外における件数であり内数となっております。

第3　設　備　の　状　況

1.　設備投資等の概要

当企業集団における当連結会計年度の設備投資は、業務用機器販売事業においては815百万円、コンシューマ機器販売事業においては3,660百万円、アミューズメント施設運営事業においては35,664百万円それぞれ行っております。なお、アミューズメント施設運営事業におきまして、アミューズメント施設機器に24,175百万円、アミューズメント施設の内外装工事(アミューズメント施設用備品を含む)に10,524百万円の設備投資を行っております。

2.　主要な設備の状況

当企業集団における主要な設備は、次のとおりであります。

(1) 提　出　会　社

(単位　百万円)

事業所名(所在地)	セグメントの名称	設備の内容	帳簿価額					従業員数	摘要
			アミューズメント施設機器	建物及び構築物	土地(面積㎡)	その他	合計		
本社(東京都大田区)	全社(共通)コンシューマ機器販売	事務所設備	—	5,206	1,715 (9,002.09)	1,365	8,287	人 1,032 (166)	
本社3号館(東京都大田区)	業務用機器販売 アミューズメント施設運営	事務所設備	—	1,588	2,182 (3,394.76)	655	4,426	701 (450)	

(2) 子　会　社

(単位　百万円)

事業所名(所在地)	セグメントの名称	設備の内容	帳簿価額					従業員数	摘要
			アミューズメント施設機器	建物及び構築物	土地(面積㎡)	その他	合計		
(株)セガアミューズメント東日本(埼玉県さいたま市他)	アミューズメント施設運営	アミューズメント施設	3,148	1,109	—	154	4,413	人 190 (1,343)	
(株)セガ・アミューズメント東京(東京都大田区他)	アミューズメント施設運営	アミューズメント施設	2,496	1,425	—	191	4,113	153 (1,253)	
(株)セガアミューズメント東海(名古屋市名東区他)	アミューズメント施設運営	アミューズメント施設	2,120	1,080	—	265	3,466	132 (869)	
(株)セガ・アミューズメント関西(大阪府豊中市他)	アミューズメント施設運営	アミューズメント施設	2,710	1,902	—	294	4,906	168 (1,254)	
(株)セガアミューズメント西日本(福岡市博多区他)	アミューズメント施設運営	アミューズメント施設	2,313	1,287	—	116	3,717	138 (1,058)	

(注) 1.　帳簿価額のうち「その他」は、機械装置、車輌運搬具および工具器具備品であります。
2.　従業員数は就業人員であり、臨時雇用者数は年間の平均人員を(　)外数で記載しております。
3.　矢口事業所(千葉県印旛郡栄町)は、平成12年12月末日で閉鎖いたしました。
4.　金額には消費税等を含んでおりません。

3. 設備の新設、除却等の計画

当企業集団における重要な設備の新設等の計画は次のとおりであります。

(1) 重要な設備の新設、改修

(単位　百万円)

会社名 事業所名	所在地	事業の種類別 セグメントの名称	設備の内容	投資予定金額		資金調達 方法	着手および完了予定年月	
				総額	既支払額		着手	完了
(株)セガアミューズメント東日本	埼玉県さいたま市他	アミューズメント施設運営事業	アミューズメント施設機器および内外装工事	2,291	—	自己資金	平成13.4	平成14.3
(株)セガ・アミューズメント東京	東京都大田区他	アミューズメント施設運営事業	アミューズメント施設機器および内外装工事	2,135	—	自己資金	平成13.4	平成14.3
(株)セガアミューズメント東海	名古屋市名東区他	アミューズメント施設運営事業	アミューズメント施設機器および内外装工事	2,152	—	自己資金	平成13.4	平成14.3
(株)セガ・アミューズメント関西	大阪府豊中市他	アミューズメント施設運営事業	アミューズメント施設機器および内外装工事	1,950	—	自己資金	平成13.4	平成14.3
(株)セガアミューズメント西日本	福岡市博多区他	アミューズメント施設運営事業	アミューズメント施設機器および内外装工事	1,843	—	自己資金	平成13.4	平成14.3

(注)　金額には消費税等は含まれておりません。

第4　提出会社の状況

1.　株式等の状況

(1) 株式の総数等

種　　類	会社が発行する株式の総数	摘　　要
普通株式	株 600,000,000	(注)
計	600,000,000	―

(注)　「株式消却が行われた場合には、これに相当する株式数を減ずる」旨を定款に定めております。

発行済株式	記名・無記名の別および額面・無額面の別	種　類	発行数 事業年度末現在(平成13年３月31日)	発行数 提出日現在(平成13年６月29日)	上場証券取引所名または登録証券業協会名	摘　　要
	記名式額面株式(券面額５０円)	普通株式	株 162,398,464	株 165,140,486	東京証券取引所(市場第一部) パリ証券取引所	議決権あり
	計	―	株 162,398,464	株 165,140,486	―	―

(注)　提出日現在の発行数には、平成13年６月１日からこの有価証券報告書提出日までの転換社債の株式への転換およびストックオプション制度の新株引受権の権利行使により発行された株式数は含まれておりません。

(2) 発行済株式総数、資本金等の推移

年月日	発行済株式総数 増減数	発行済株式総数 残高	資本金 増減額	資本金 残高	資本準備金 増減額	資本準備金 残高	摘　　要
平成11年３月31日	千株 2,585	千株 103,219	百万円 2,955	百万円 42,109	百万円 2,953	百万円 41,652	転換社債の転換による増加
平成12年３月31日	19,276	122,495	22,040	64,149	22,021	63,674	転換社債の転換による増加 ストックオプション制度の新株引受権の権利行使による増加
平成12年４月４日	36,000	158,495	50,688	114,837	50,688	114,362	第三者割当増資 割当先 (株)CSK 大川功氏 発行価額　2,816円 資本組入額　1,408円
平成13年３月31日	3,902	162,398	3,081	117,918	3,077	117,439	転換社債の転換による増加 ストックオプション制度の新株引受権の権利行使による増加(平成12年４月１日～平成13年３月31日)

(注) 1.　平成13年４月１日から平成13年５月31日までの間に、転換社債の転換およびストックオプション制度の新株引受権の権利行使により、発行済株式総数が2,742千株、資本金が2,075百万円、資本準備金が2,072百万円増加いたしました。

2. 転換社債の残高および転換価格並びに資本組入額は次のとおりであります。

銘柄 (発行日)	平成13年3月31日現在			平成13年5月31日現在		
	残高	転換価格	資本組入額	残高	転換価格	資本組入額
	百万円	円	円	百万円	円	円
第5回無担保転換社債 (転換価額下方修正条項および転換社債間限定同順位特約付) (平成11年2月17日)	11,732	1,517	759	11,017	1,517	759
2003年満期円建転換社債 (転換価額下方修正条項付) (平成11年2月17日)	12,825	1,511	756	9,400	1,511	756
計	24,557	—	—	20,417	—	—

3. 商法第280条ノ19第2項に基づく新株発行予定残数、発行価格、資本組入額および発行予定期間は、次のとおりであります。

株主総会の特別決議日	平成13年3月31日現在				平成13年5月31日現在			
	新株発行予定残数	発行価格	資本組入額	発行予定期間	新株発行予定残数	発行価格	資本組入額	発行予定期間
平成10年6月26日	194,000株	2,688円	1,344円	自平成11年7月1日 至平成14年6月30日	187,000株	2,688円	1,344円	自平成11年7月1日 至平成14年6月30日
平成11年6月29日	241,600株	1,987円	994円	自平成11年7月30日 至平成14年6月30日	226,600株	1,987円	994円	自平成11年7月30日 至平成14年6月30日
平成12年6月29日	590,000株	1,813円	907円	自平成12年7月31日 至平成14年6月30日	570,000株	1,813円	907円	自平成12年7月31日 至平成14年6月30日

(注) 新株発行予定残数とは、特別決議における新株発行予定数からすでに発行した株数および権利喪失者の失権した株数を減じた数のことであります。

(3) 所有者別状況

平成13年3月31日現在

区分	株式の状況(1単位の株式数100株)							単位未満株式の状況
	政府および地方公共団体	金融機関	証券会社	その他の法人	外国法人等(うち個人)	個人その他	計	
株主数	人 1	92	44	949	343 (54)	109,650	111,079	—
所有株式数	単位 57	179,425	11,467	529,854	148,272 (232)	749,820	1,618,895	株 508,964
割合	% 0.00	11.08	0.71	32.73	9.16 (0.01)	46.32	100	—

(注) 1. 自己株式19,870,532株は、「個人その他」の欄に198,705単位および「単位未満株式の状況」に32株含まれております。なお、自己株式19,870,532株は株主名簿上の株式の数であり、期末日現在の実質的な所有株式数は19,866,300株であります。

2. 「その他の法人」および「単位未満株式の状況」の欄には、(財)証券保管振替機構名義の株式がそれぞれ2,487単位および740株(非顕名の単位未満株式数700株含む)が含まれております。

(4) 大株主の状況

平成13年３月31日現在

氏名または名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
株式会社 CSK	東京都新宿区西新宿２丁目６番１号	千株 39,148	% 24.1
株式会社 セガ	東京都大田区羽田１丁目２番12号	19,866	12.2
ワデイ	アラブ首長国連邦 アブ・ダビ	3,420	2.1
株式会社 オー・エス・キャピタル	東京都港区芝５丁目26番20号	3,384	2.1
株式会社 住友銀行	大阪府大阪市中央区北浜４丁目６番５号	2,554	1.6
財団法人中山隼雄科学技術文化財団	東京都港区東麻布１丁目９番15号	2,400	1.5
日本生命保険 相互会社	東京都千代田区有楽町１丁目２番２号	2,108	1.3
中山隼雄	東京都世田谷区成城２丁目19番10号	1,790	1.1
日本トラスティ・サービス信託銀行 株式会社(信託口)	東京都中央区晴海１丁目８番11号	1,742	1.1
株式会社 オムニテック	東京都文京区本郷１丁目４番６号	1,560	1.0
株式会社 パシフィック・プロダクツ	東京都港区芝５丁目26番20号	1,560	1.0
株式会社 エス・プランニング	東京都文京区本郷１丁目４番６号	1,560	1.0
計	—	81,092	50.1

(注) 1. 前事業年度末主要株主であった大川功氏は所有株式19,865千株を平成13年１月31日に当社に贈与しており、当事業年度末では主要株主でなくなっております。
2. 当社が所有している株式については、商法第241条第１項の規定により議決権がありません。
3. 当社が所有している株式には,実質的に保有していない株式が４千株含まれております。
4. 株式会社住友銀行は、平成13年４月１日付で株式会社さくら銀行と合併し、名称を株式会社三井住友銀行に変更しております。

(5) 議決権の状況

平成13年３月31日現在

	議決権のない株式数	議決権のある株式数		単位未満株式数	摘要
		自己株式等	その他		
発行済株式	株 —	株 20,097,000	株 141,792,500	株 508,964	単位未満株式数には当社所有の自己株式等が40株含まれております。

	所有者の氏名または名称等		所有株式数			発行済株式総数に対する所有株式数の割合	摘要
	氏名または名称	住所	自己名義	他人名義	計		
自己株式等	(株)セガ	東京都大田区羽田１丁目２番12号	株 19,866,300	株 —	株 19,866,300	% 12.2	株主名簿上は当社名義となっておりますが、実質的に保有していない株式が4,200株あります。なお、当該株式数は上記「発行済株式」の「議決権のある株式数」の「その他」の中に含めております。
	(株)シー・エス・ケイ総合研究所	東京都渋谷区渋谷１丁目12番１号	230,700	—	230,700	0.1	
	計	—	20,097,000	—	20,097,000	—	—

(注) (財)証券保管振替機構名義の株式が「議決権のある株式数」の「その他」の欄に248,700株、「単位未満株式数」の欄に740株含まれております。

(6) ストックオプション制度の内容

当社は、ストックオプション制度を採用しております。当該制度は、商法第280条の19の規定に基づき、新株引受権方式により、平成10年6月26日、平成11年6月29日、平成12年6月29日ならびに平成13年6月28日の定時株主総会終結時に在任する取締役および従業員(幹部社員)に対して付与することを、それぞれ平成10年6月26日、平成11年6月29日、平成12年6月29日ならびに平成13年6月28日の定時株主総会において決議されたものであります。

当該制度の内容は次のとおりであります。

(平成10年6月26日定時株主総会にて決議)

付与の対象者	株式の種類	株式数	譲渡の価格	権利行使期間	権利行使についての条件
取締役 1名 1名 計 2名	普通株式	15,000株 10,000株 計 25,000株	2,688円	平成11年7月1日 ～ 平成14年6月30日	(1) 対象者が当社取締役の地位を喪失するとともに当社従業員の地位を得た場合および当社従業員の地位を喪失するとともに当社取締役の地位を得た場合には権利行使できること。 (2) 新株引受権の譲渡、質入その他の処分および相続は認めないこと。 (3) 退職後は原則として権利は喪失いたします。その他の条件は、当社と付与の対象者との間で締結した新株引受権付与契約によっております。
従業員 2名 3名 6名 1名 11名 73名 計 96名	普通株式	一律 10,000株 一律 7,000株 一律 5,000株 3,000株 一律 2,000株 一律 1,000株 計169,000株			

(注) 1. 時価を下回る払込金額で新株を発行するときは、次の算式により発行価額を調整し、調整により生じる1円未満の端数は切上げるものとします。

$$調整後新株発行価額＝調整前新株発行価額\times\frac{既発行株式数+\dfrac{新規発行株式数\times 1株当り払込金}{時価}}{既発行株式数＋新規発行株式数}$$

また、当社が株式分割または株式併合を行う場合、次の算式により発行価額を調整し、調整により生じる1円未満の端数は切上げるものとします。

$$調整後発行価額＝調整前発行価額\times\frac{1}{分割・併合の比率}$$

2. 付与の対象者と株式数および譲渡の価格は平成13年3月31日現在のものであります。

(平成11年６月29日定時株主総会にて決議)

付与の対象者	株式の種類	株式数	譲渡の価格	権利行使期間	権利行使についての条件
取締役 2名 1名 1名 計　4名	普通株式	 一律 15,000株 12,000株 10,000株 計 52,000株	1,987円	平成11年７月30日 ～ 平成14年６月30日	(1) 対象者が当社取締役の地位を喪失するとともに当社従業員の地位を得た場合および当社従業員の地位を喪失するとともに当社取締役の地位を得た場合には権利行使できること。 (2) 新株引受権の譲渡、質入その他の処分および相続は認めないこと。 (3) 退職後の権利行使の可否その他、権利行使の条件は、総会決議および取締役会決議に基づき、当社と付与の対象者との間で締結する新株引受権付与契約によること。
従業員 1名 1名 5名 9名 59名 140名 1名 1名 1名 計 218名	普通株式	 10,000株 7,000株 一律　5,000株 一律　2,000株 一律　1,000株 一律　500株 300株 200株 100株 計189,600株			

(注) 1.　時価を下回る払込金額で新株を発行(ただし、転換社債の転換、新株引受権の権利行使を除く)するときは、次の算式により発行価額を調整し、調整により生じる１円未満の端数は切上げるものとします。

$$\text{調整後新株発行価額} = \text{調整前新株発行価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times 1\text{株当り払込金}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

また、当社が株式分割または株式併合を行う場合、次の算式により発行価額を調整し、調整により生じる１円未満の端数は切上げるものとします。

$$\text{調整後発行価額} = \text{調整前発行価額} \times \frac{1}{\text{分割・併合の比率}}$$

2.　付与の対象者と株式数および譲渡の価格は平成13年３月31日現在のものであります。

(平成12年６月29日定時株主総会にて決議)

付与の対象者	株式の種類	株式数	譲渡の価格	権利行使期間	権利行使についての条件
取締役 1名 2名 1名 4名 計　8名	普通株式	 20,000株 一律 15,000株 12,000株 一律 10,000株 計102,000株	1,813円	平成12年７月31日 ～ 平成14年６月30日	(1) 対象者が当社取締役の地位を喪失するとともに当社従業員の地位を得た場合および当社従業員の地位を喪失するとともに当社取締役の地位を得た場合には権利行使できること。 (2) 新株引受権の譲渡、質入その他の処分および相続は認めないこと。 (3) 退職後の権利行使の可否その他、権利行使の条件は、総会決議および取締役会決議に基づき、当社と付与の対象者との間で締結する新株引受権付与契約によること。
従業員 2名 11名 1名 2名 3名 3名 6名 14名 10名 59名 171名 計 282名	普通株式	 一律 15,000株 一律 11,000株 10,500株 一律 10,000株 一律　7,000株 一律　6,000株 一律　5,500株 一律　5,000株 一律　2,000株 一律　1,000株 一律　500株 計488,000株			

(注) 1.　時価を下回る払込金額で新株を発行(ただし、転換社債の転換、新株引受権の権利行使を除く)するときは、次の算式により発行価額を調整し、調整により生じる１円未満の端数は切り上げるものとします。

$$\text{調整後新株発行価額} = \text{調整前新株発行価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times 1\text{株当り払込金}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

また、当社が株式分割または株式併合を行う場合、次の算式により発行価額を調整し、調整により生じる１円未満の端数は切上げるものとします。

$$\text{調整後行価額} = \text{調整前発行価額} \times \frac{1}{\text{分割・併合の比率}}$$

2.　付与の対象者と株式数および譲渡の価格は平成13年３月31日現在のものであります。

（平成13年６月28日定時株主総会にて決議）

付与の対象者	株式の種類	株　式　数	譲渡の価格	権利行使期間	権利行使についての条件
取　締　役 4名 5名 計　9名	普通株式	一律 20,000株 一律 10,000株 計130,000株	(注)	平成13年７月31日 ～ 平成14年６月30日	(1) 対象者が当社取締役の地位を喪失するとともに当社従業員の地位を得た場合および当社従業員の地位を喪失するとともに当社取締役の地位を得た場合には権利行使できること。 (2) 新株引受権の譲渡、質入その他の処分および相続は認めないこと。 (3) 退職後の権利行使の可否その他、権利行使の条件は、総会決議および取締役会決議に基づき、当社と付与の対象者との間で締結する新株引受権付与契約によること。
従　業　員 1名 8名 8名 2名 13名 54名 128名 計 214名	普通株式	10,000株 一律　7,000株 一律　5,000株 一律　3,000株 一律　2,000株 一律　1,000株 一律　500株 計256,000株			

（注）1.　権利付与日の属する月の前月の各日（取引が成立しなかった日を除く）の東京証券取引所における当社額面普通株式の終値の平均値に1.05を乗じた価額ならびに本株主総会の招集決議をした取締役会の日（当日に該当する取引がない場合はそれに先立つ直近日）および本株主総会の日の東京証券取引所における当社額面普通株式の終値それぞれに1.05を乗じた金額のうち最も高い価格を持って発行価額とします。但し、１円未満の端数は切り上げるものとします。

なお、時価を下回る払込金額で新株を発行（ただし、転換社債の転換、新株引受権の権利行使を除く）するときは、次の算式により発行価額を調整し、調整により生じる１円未満の端数は切り上げるものとします。

$$調整後新株発行価額 = 調整前新株発行価額 \times \frac{既発行株式数 + \frac{新規発行株式数 \times 1株当り払込金}{時価}}{既発行株式数 + 新規発行株式数}$$

また、当社が株式分割または株式併合を行う場合、次の算式により発行価額を調整し、調整により生じる１円未満の端数は切上げるものとします。

$$調整後行価額 = 調整前発行価額 \times \frac{1}{分割・併合の比率}$$

2.　付与の対象者と株式数および譲渡の価格は平成13年３月31日現在のものであります。

2. 自己株式の取得等の状況

［取締役または使用人への譲渡および利益、資本準備金または再評価差額金による消却に係る自己株式の取得等の状況］

(1) 前決議期間における自己株式の取得等の状況

株式の種類　普通株式

イ　取締役または使用人への譲渡のための取得の状況

該当事項はありません。

ロ　利益、資本準備金または再評価差額金による消却のための買受けの状況

平成13年6月28日現在

区分		株式数	価額の総額	摘要
定時株主総会での決議状況		株 —	円 —	(注)
取締役会での決議状況	利益による消却	—	—	
	資本準備金による消却	—	—	
	再評価差額金による消却	—	—	
前決議期間における取得自己株式		—	—	
残存授権株式等の総数及び価額の総額		—	—	
未行使割合		% —	% —	

(注)　平成12年6月29日の定時株主総会において、定款をもって取締役会の決議により、15,849,500株を限度として、平成12年6月29日以降利益による株式消却のために自己株式を取得することができる旨を決議しております。

ハ　取得自己株式の処理状況

該当事項はありません。

(2) 当定時株主総会における自己株式取得に係る決議状況

該当事項はありません。

［資本減少、定款の定めによる利益による消却または償還株式の消却に係る自己株式の買受け等の状況］

(1) 前決議期間における自己株式の買受け等の状況

該当事項はありません。

(2) 当定時株主総会における自己株式取得に係る決議状況等

該当事項はありません。

3. 配　当　政　策

当社は、株主の皆様に対する利益還元を重要な政策の一つと考え、積極的な利益還元を実施していくことを経営の重要施策と位置づけております。財務構造や将来の事業展開を勘案しつつ、必要な内部留保を確保し、業績に応じた利益還元を行っていく所存であります。なお、当期につきましては、ドリームキャストの販売不振およびドリームキャストハードの製造中止にともなう事業転換にかかる特別損失の計上等により経常損失、当期純損失となり、配当につきましては、誠に遺憾ながら、無配とさせていただきます。

4. 株価の推移

	回次	第39期	第40期	第41期	第42期	第43期
最近5年間の事業年度別最高・最低株価	決算年月	平成9年3月	平成10年3月	平成11年3月	平成12年3月	平成13年3月
	最高	円 5,420	4,270	3,080	4,520	2,380
	最低	円 3,070	1,980	2,065	1,360	690

	月別	平成12年10月	平成12年11月	平成12年12月	平成13年1月	平成13年2月	平成13年3月
最近6箇月間の月別最高・最低株価	最高	円 1,088	1,255	1,290	1,855	2,320	2,380
	最低	円 690	737	931	965	1,670	1,770

(注)　株価は東京証券取引所市場第一部におけるものであります。

5. 役員の状況

役名および職名	氏名 (生年月日)	略歴	所有株式数
取締役会長	福島吉治 (昭和８年10月５日生)	昭和31年４月　野村證券(株)入社 昭和53年12月　取締役 昭和56年12月　常務取締役 昭和58年12月　代表取締役専務 昭和59年12月　代表取締役副社長 平成２年６月　野村證券投資信託委託(株)(現野村アセット・マネジメント投信(株))代表取締役社長 平成６年６月　代表取締役会長 平成７年６月　取締役会長 平成８年６月　(株)CSK代表取締役社長 当社取締役 平成12年６月　(株)CSK代表取締役会長(現任) 平成13年３月　当社取締役会長(現任)	千株 ―
代表取締役社長	佐藤秀樹 (昭和25年11月５日生)	昭和46年４月　当社入社 平成元年７月　取締役研究開発本部副本部長 平成５年６月　常務取締役ハードウェア開発設計本部長 平成10年６月　常務執行役員コンシューマ事業統括本部副統括本部長兼コンシューマ開発生産本部管掌 平成11年５月　常務執行役員コンシューマ統括本部副統括本部長(ハードウェア担当)兼IT事業推進室・知的財産権室管掌 平成12年６月　専務取締役事業開発部・アジア営業部・PC営業部・モバイル営業部・知的財産権部・キャラクター部管掌 平成12年11月　代表取締役副社長 平成13年３月　代表取締役社長(現任) (他の会社の代表状況) (株)エスアイエレクトロニクス代表取締役会長 (株)セガ・アクセス代表取締役社長	12
代表取締役 最高執行責任者 (COO)	香山哲 (昭和35年６月20日生)	昭和60年４月　(株)リクルート入社 平成８年６月　(株)マリーガルマネジメント設立取締役 平成９年４月　(株)メディアファクトリー取締役 平成11年７月　常務取締役 平成12年11月　当社特別顧問 平成13年２月　当社特別顧問共同最高執行責任者(CO-COO) 平成13年６月　当社代表取締役最高執行責任者(COO)(現任)	300

役名および職名	氏名 (生年月日)	略歴	所有株式数
代表取締役 専務執行役員	永井　明 (昭和18年８月15日生)	昭和38年３月　当社入社 昭和61年７月　取締役営業事業部長 平成２年７月　常務取締役AM施設統括本部長 平成７年６月　代表取締役常務アミューズメント施設グループ管掌兼アミューズメントテーマパーク事業本部長 平成10年６月　専務執行役員アミューズメント事業統括本部副統括本部長兼アミューズメント機器事業本部長兼アミューズメント施設事業本部長 平成11年５月　専務執行役員アミューズメント統括本部長兼アミューズメント施設事業本部長 平成12年６月　専務取締役総合企画部・運営部・ECS事業推進部・AM管理部・AM経営企画室管掌 平成13年６月　代表取締役専務執行役員(現任) (他の会社の代表状況) (株)セガ・ミュージック・ネットワークス代表取締役会長兼社長 (株)セガ・アミューズメント東京代表取締役会長	千株 23
取締役	鈴木久司 (昭和16年11月17日生)	昭和37年３月　当社入社 昭和62年７月　取締役研究開発本部長 平成元年７月　常務取締役研究開発本部長 平成９年６月　専務取締役アミューズメントR&D・生産本部管掌兼アミューズメント研究開発本部長 平成10年６月　代表取締役副社長 平成11年６月　取締役副社長 平成12年２月　(株)シー・エス・ケイ総合研究所代表取締役社長(現任) 平成12年６月　当社取締役(現任) (他の会社の代表状況) セガ エンタープライゼス，インク.(U.S.A.) Chairman & CEO	14
取締役	大山俊道 (昭和22年４月１日生)	昭和46年４月　日本アイ・ビー・エム(株)入社 平成８年４月　取締役クロスインダストリー・NCC(Network Centric Computing)事業推進担当 平成10年１月　取締役ｅ－ビジネス推進担当 平成12年３月　(株)スターアルファ設立取締役会長(現任) 平成12年５月　(株)ISAO代表取締役社長 平成12年６月　当社取締役 平成12年11月　専務取締役 平成13年５月　(株)ISAO取締役(現任) 平成13年６月　当社取締役(現任)	—

役名および職名	氏名 (生年月日)	略歴	所有株式数
			千株
取締役	高倉鉄夫 (昭和35年4月23日生)	昭和58年4月　野村證券(株)入社 平成9年6月　(株)CSK取締役 平成9年9月　当社理事事業戦略室長 平成10年6月　執行役員事業戦略室長 平成11年6月　常務取締役経営戦略室長兼ネットワーク事業部長 平成11年11月　常務取締役経営企画室・インターネット推進室管掌 平成12年5月　(株)ISAO代表取締役副社長 平成13年5月　代表取締役社長(現任) 平成13年6月　当社取締役(現任)	—
取締役	青園雅紘 (昭和19年9月26日生)	昭和43年4月　野村證券(株)入社 昭和62年12月　取締役 平成元年6月　野村投資顧問(株)(現野村アセット・マネジメント投信(株))常務取締役 平成3年6月　野村證券(株)常務取締役 平成7年6月　(株)CSK代表取締役副社長 平成11年6月　当社取締役副社長 平成12年6月　取締役(現任) (株)CSK代表取締役社長(現任) (他の会社の代表状況) CSKベンチャーキャピタル(株)代表取締役社長 デジタル・メディア・ラボ(株)代表取締役社長 (株)沖縄CSK代表取締役社長 CSK China Capital Holdings, Inc.代表取締役社長 CSK SYSTEMS (SHANGHAI)CO.,LTD.代表取締役社長	—
取締役	増田宗昭 (昭和26年1月20日生)	昭和48年4月　(株)鈴屋入社 昭和58年3月　蔦屋書店(現 TSUTAYA枚方駅前本店)創業 昭和60年9月　カルチュア・コンビニエンス・クラブ(株)設立代表取締役社長 平成7年9月　ディレク・ティービー・ジャパン(株)設立代表取締役社長 平成8年10月　カルチュア・コンビニエンス・クラブ(株)代表取締役会長 平成11年4月　代表取締役社長(現任) 平成12年6月　当社取締役(現任)	—
常勤監査役	家田和忠 (昭和12年11月8日生)	昭和36年4月　(株)三和銀行入行 昭和61年4月　同行上前津支店長 昭和63年7月　当社入社理事経理本部副本部長 平成元年7月　取締役経理本部長 平成6年4月　取締役情報システム本部長兼管理本部副本部長 平成6年10月　取締役管理本部長 平成9年6月　常勤監査役(現任)	3

役名および職名	氏名 (生年月日)	略歴	所有株式数
			千株
常勤監査役	西　　　巖 (昭和14年7月11日生)	昭和40年9月　当社入社 昭和60年4月　経理部長 平成4年4月　理事補経理部長 平成5年1月　理事財務部長 平成11年6月　常勤監査役(現任)	5
監査役	宮崎金助 (昭和2年8月21日生)	昭和23年5月　大蔵省入省 昭和53年7月　王子税務署副署長 昭和58年7月　東京国税局統括国税調査官 昭和59年9月　八重洲総合事務所税理士(現任) 昭和61年7月　当社監査役(現任)	2
監査役	弦間芳安 (昭和17年3月8日生)	昭和39年4月　(株)三和銀行入行 昭和57年3月　加州三和銀行副頭取 平成2年7月　カナダ三和銀行頭取 平成4年6月　(株)CSK理事 平成4年12月　取締役社長室長 平成10年6月　常勤監査役(現任) 平成12年6月　当社監査役(現任)	1
計		—	361

(注)　監査役宮崎金助および弦間芳安は株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役であります。

第5　経　理　の　状　況

1.　連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。)に基づいて作成しております。

なお、前連結会計年度(平成11年４月１日から平成12年３月31日まで)は、改正前の連結財務諸表規則に基づき、当連結会計年度(平成12年４月１日から平成13年３月31日まで)は、改正後の連結財務諸表規則に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号。以下「財務諸表等規則」という。)に基づいて作成しております。

なお、第42期事業年度(平成11年４月１日から平成12年３月31日まで)は、改正前の財務諸表等規則に基づき、第43期事業年度(平成12年４月１日から平成13年３月31日まで)は、改正後の財務諸表等規則に基づいて作成しております。

2.　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度(平成11年４月１日から平成12年３月31日まで)及び第42期事業年度(平成11年４月１日から平成12年３月31日まで)並びに当連結会計年度(平成12年４月１日から平成13年３月31日まで)及び第43期事業年度(平成12年４月１日から平成13年３月31日まで)の連結財務諸表及び財務諸表について、中央青山監査法人の監査を受けております。

その監査報告書は、連結財務諸表および財務諸表のそれぞれの直前に掲げてあります。

監　査　報　告　書

平成１２年６月２９日

株式会社セガ・エンタープライゼス
代表取締役会長兼社長　　大　川　　功　殿


中　央　青　山　監　査　法　人

代表社員 関与社員　公認会計士　野田晃子

代表社員 関与社員　公認会計士　鈴木正明

関与社員　公認会計士　市村　清

当監査法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社セガ・エンタープライゼスの平成１１年４月１日から平成１２年３月３１日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和５１年大蔵省令第２８号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社セガ・エンタープライゼス及び連結子会社の平成１２年３月３１日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）連結財務諸表作成のための基本となる重要な事項又は追加情報の注記に記載されているとおり、会社は、当連結会計年度より、改訂後の連結財務諸表原則及び研究開発費等に係る会計基準が適用されることとなるため、これらの原則及び会計基準により連結財務諸表を作成している。

以　上

監　査　報　告　書

平成13年6月28日

株式会社　セ　ガ
代表取締役社長　　佐　藤　秀　樹　殿



中央青山監査法人

代表社員
関与社員　公認会計士　野田晃子

代表社員
関与社員　公認会計士　鈴木正明

関与社員　公認会計士　市村　清

当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社セガの平成12年4月1日から平成13年3月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社セガ及び連結子会社の平成13年3月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注) 連結財務諸表作成のための基本となる重要な事項及び追加情報の注記に記載されているとおり、会社は、当連結会計年度より、退職給付に係る会計基準及び金融商品に係る会計基準が適用されることとなるため、これらの会計基準により連結財務諸表を作成している。

以　　上

1. 連結財務諸表等

(1) 連結財務諸表

① 連結貸借対照表

（単位　百万円）

科目 ＼ 期別	前連結会計年度（平成12年３月31日現在）			当連結会計年度（平成13年３月31日現在）			比較増減（△）
	金	額	構成比	金	額	構成比	
			%			%	
（資産の部）							
Ⅰ 流動資産							
1. 現金及び預金		93,913			37,632		
2. 受取手形及び売掛金※4 ※7		37,642			20,827		
3. 有価証券		13,934			―		
4. リース債権譲渡型小口化債権		3,000			―		
5. たな卸資産		42,597			16,619		
6. 前払費用		6,122			1,762		
7. その他		15,383			23,360		
貸倒引当金		△1,214			△3,349		
流動資産合計		211,378	56.3		96,853	34.0	△114,525
Ⅱ 固定資産							
(1) 有形固定資産							
1. アミューズメント施設機器	64,835			19,796			
減価償却累計額	△49,379	15,456		△6,625	13,170		
2. 建物及び構築物	51,787			39,152			
減価償却累計額	△24,643	27,143		△15,508	23,643		
3. 土地		22,925			22,934		
4. その他	27,447			19,641			
減価償却累計額	△18,254	9,193		△12,392	7,248		
有形固定資産合計		74,718	19.9		66,997	23.6	△7,721
(2) 無形固定資産※3		14,189	3.8		11,236	3.9	△2,953
(3) 投資その他の資産							
1. 投資有価証券※1 ※6		34,377			73,795		
2. 長期貸付金※2		4,709			3,335		
3. 敷金保証金		20,967			18,814		
4. その他※1		13,581			20,355		
貸倒引当金		△8,102			△6,932		
投資その他の資産合計		65,533	17.5		109,368	38.5	43,834
固定資産合計		154,442	41.2		187,602	66.0	33,160
Ⅲ 繰延資産							
1. 社債発行費		743			10		
繰延資産合計		743	0.2		10	0.0	△733
Ⅳ 為替換算調整勘定		8,777	2.3		―	―	△8,777
資産合計		375,341	100.0		284,465	100.0	△90,875

（単位　百万円）

科目 ＼ 期別	前連結会計年度（平成12年３月31日現在） 金額		構成比	当連結会計年度（平成13年３月31日現在） 金額		構成比	比較増減（△）
			%			%	
（負債の部）							
Ⅰ 流動負債							
1. 支払手形及び買掛金※7		56,138			29,115		
2. 短期借入金※6		21,008			65,537		
3. １年内償還予定社債		—			25,000		
4. １年内償還予定転換社債		88,452			—		
5. 未払費用		15,489			18,215		
6. 未払法人税等		1,047			1,339		
7. 繰延税金負債		4,918			—		
8. 債務保証損失引当金		1,589			—		
9. その他		7,938			15,899		
流動負債合計		196,583	52.4		155,106	54.5	△41,476
Ⅱ 固定負債							
1. 社債		30,000			5,000		
2. 転換社債		30,406			24,557		
3. 長期借入金		32,771			24		
4. 繰延税金負債		—			2,171		
5. 退職給与引当金		736			—		
6. 退職給付引当金		—			3,118		
7. 役員退職慰労金引当金		50			41		
8. その他		4,474			1,966		
固定負債合計		98,440	26.2		36,878	13.0	△61,561
負債合計		295,023	78.6		191,985	67.5	△103,038
（少数株主持分）							
少数株主持分		△407	△0.1		793	0.3	1,201
（資本の部）							
Ⅰ 資本金		64,149	17.1		117,918	41.4	53,769
Ⅱ 資本準備金		63,674	17.0		117,439	41.3	53,765
		127,823	34.1		235,358	82.7	107,534
Ⅲ 欠損金		48,248	△12.9		100,185	△35.2	51,937
Ⅳ 売却可能有価証券未実現評価差額		1,159	0.3		—	—	△1,159
Ⅴ その他有価証券評価差額金		—			22	0.0	22
Ⅵ 為替換算調整勘定		—			△9,862	△3.5	△9,862
		80,735	21.5		125,333	44.0	44,597
Ⅶ 自己株式		△0	△0.0		△33,574	△11.8	△33,573
Ⅷ 子会社の所有する親会社株式		△9	△0.0		△72	△0.0	△62
資本合計		80,724	21.5		91,687	32.2	10,962
負債、少数株主持分及び資本合計		375,341	100.0		284,465	100.0	△90,875

② 連結損益計算書

（単位　百万円）

科目 ＼ 期別	前連結会計年度（自 平成11年4月1日 至 平成12年3月31日）金額		百分比	当連結会計年度（自 平成12年4月1日 至 平成13年3月31日）金額		百分比	比較増減（△）
			%			%	
Ⅰ 売上高		339,055	100.0		242,913	100.0	△96,142
Ⅱ 売上原価 ※1 ※7		290,492	85.7		218,235	89.8	△72,257
売上総利益		48,562	14.3		24,677	10.2	△23,884
Ⅲ 販売費及び一般管理費							
1. 荷造発送費	6,413			2,595			
2. 広告費	28,556			23,155			
3. 従業員給料手当および賞与	13,605			11,186			
4. 貸倒引当金繰入額	1,157			1,935			
5. 減価償却費	4,008			2,580			
6. 研究開発費※7	6,704			6,029			
7. 支払手数料	—			7,986			
8. その他	28,471	88,917	26.2	21,227	76,696	31.6	△12,221
営業損失		40,354	△11.9		52,018	△21.4	△11,663
Ⅳ 営業外収益							
1. 受取利息	1,357			1,948			
2. 為替差益	—			3,585			
3. 投資事業組合収益	727			1,700			
4. 投資有価証券売却益	—			1,622			
5. その他	2,644	4,729	1.4	2,078	10,933	4.5	6,204
Ⅴ 営業外費用							
1. 支払利息	3,226			2,413			
2. 社債発行費償却	733			733			
3. 為替差損	1,222			—			
4. 固定資産売却損	976			—			
5. 持分法投資損失	1,442			2,941			
6. その他	1,045	8,646	2.6	5,562	11,651	4.8	3,004
経常損失		44,271	△13.1		52,736	△21.7	8,464
Ⅵ 特別利益							
1. 投資有価証券売却益※3	10,205			70			
2. ネットワーク事業譲渡益※4	3,572			—			
3. 大川功氏からの個人財産受贈益※8	—			77,913			
4. その他	1,701	15,479	4.6	396	78,380	32.3	62,901

（単位　百万円）

期別 / 科目	前連結会計年度 (自 平成11年4月1日 至 平成12年3月31日) 金額		百分比	当連結会計年度 (自 平成12年4月1日 至 平成13年3月31日) 金額		百分比	比較増減 (△)
			%			%	
Ⅶ 特別損失							
1. たな卸資産等処分損※2	1,745			52,364			
2. 固定資産除却損※9	1,115			2,116			
3. 連結調整勘定償却額※10	—			6,321			
4. 投資有価証券評価損※11	598			10,237			
5. 特別退職金	2,016			944			
6. 貸倒引当金繰入額※5	4,469			2,110			
7. 債務保証損失引当金繰入額※6	1,589			—			
8. 外貨建長期金銭債権為替差損	1,235			—			
9. その他	1,866	14,636	4.3	7,041	81,137	33.4	66,500
税金等調整前当期純損失		43,429	△12.8		55,493	△22.8	12,063
法人税、住民税及び事業税	653			2,593			
法人税等調整額	878	1,531	0.5	△3,385	△792	△0.3	△2,323
少数株主損失		2,080	0.6		2,971	1.2	891
当期純損失		42,880	△12.7		51,729	△21.3	8,849

③　連結剰余金計算書

（単位　百万円）

科目 ＼ 期別	前連結会計年度（自 平成11年4月1日 至 平成12年3月31日） 金額		当連結会計年度（自 平成12年4月1日 至 平成13年3月31日） 金額		比較増減（△）
Ⅰ 欠損金期首残高		3,096		48,248	45,151
Ⅱ 欠損金減少高					
1. 持分法適用会社の増加にともなう欠損金減少額	362	362	—	—	△362
2. 連結子会社の増加にともなう欠損金減少額	—	—	108	108	108
Ⅲ 欠損金増加高					
1. 配当金	2,374		—		
2. 役員賞与	1		1		
3. 連結子会社の増加にともなう欠損金増加高	241		314		
4. 持分法適用会社の除外にともなう欠損金増加高	15	2,632	—	316	△2,316
Ⅳ 当期純損失		42,880		51,729	8,849
Ⅴ 欠損金期末残高		48,248		100,185	51,937

④ 連結キャッシュ・フロー計算書

(単位 百万円)

科目 ＼ 期別	前連結会計年度 (自 平成11年4月1日 至 平成12年3月31日) 金額	当連結会計年度 (自 平成12年4月1日 至 平成13年3月31日) 金額	比較増減 (△)
I 営業活動に係るキャッシュ・フロー			
1. 税金等調整前当期純損失	△43,429	△55,493	△12,064
2. 減価償却費	23,945	21,470	△2,474
3. アミューズメント施設機器振替額	△9,441	△8,460	980
4. 貸倒引当金の増加額	4,828	3,138	△1,689
5. 退職給付引当金の増加額	—	2,373	2,373
6. 受取利息および受取配当金	△1,462	△2,020	△558
7. 支払利息	3,226	2,413	△812
8. 為替差損	2,144	—	△2,144
9. 持分法による投資損失	1,442	2,941	1,499
10. 連結調整勘定償却	—	7,070	7,070
11. 有形固定資産除却損	1,115	2,116	1,001
12. 投資有価証券売却益	△10,205	△1,692	8,513
13. 投資有価証券評価損	—	10,237	10,237
14. 大川 功氏からの個人財産受贈益	—	△77,913	△77,913
15. ネットワーク事業譲渡益	△3,572	—	3,572
16. 特別退職金	2,016	944	△1,071
17. 債務保証損失引当金繰入額	1,589	—	△1,589
18. 売上債権の増減額	△4,498	17,705	22,203
19. たな卸資産の減少額	18,203	29,007	10,804
20. 仕入債務の増減額	3,455	△31,088	△34,544
21. その他	4,460	5,923	1,463
小計	△6,180	△71,325	△65,145
22. 利息および配当金の受取額	1,294	2,032	738
23. 利息の支払額	△3,045	△2,209	836
24. ネットワーク事業譲渡額	4,700	—	△4,700
25. 特別退職金の支払額	△2,016	△234	1,782
26. 関係会社整理にともなう支払額	△2,983	—	2,983
27. 法人税等の支払額	△570	△2,234	△1,664
営業活動に係るキャッシュ・フロー	△8,801	△73,970	△65,169
II 投資活動に係るキャッシュ・フロー			
1. 特定金銭信託の解約による収入	4,834	—	△4,834
2. 有形固定資産の取得による支出	△12,889	△7,025	5,863
3. 有形固定資産の売却による収入	5,560	2,952	△2,607
4. 投資有価証券の取得による支出	△11,797	△3,623	8,173
5. 投資有価証券の売却による収入	9,024	14,772	5,748
6. 連結範囲の変更をともなう子会社株式の取得	△233	△2,213	△1,980
7. 貸付による支出	△286	△504	△218
8. 貸付金の回収による収入	1,967	2,389	422
9. 敷金の差入による支出	△557	△581	△24
10. 敷金の返還による収入	3,031	2,950	△80
11. その他	△502	△1,195	△693
投資活動に係るキャッシュ・フロー	△1,848	7,920	9,768

（単位　百万円）

期別 科目	前連結会計年度 （自 平成11年4月1日 至 平成12年3月31日） 金額	当連結会計年度 （自 平成12年4月1日 至 平成13年3月31日） 金額	比較増減 （△）
Ⅲ 財務活動によるキャッシュ・フロー			
1. 短期借入れによる収入	3,940	―	△3,940
2. 短期借入金の返済による支出	―	△6,307	△6,307
3. 長期借入れによる収入	1,875	―	△1,875
4. 長期借入金の返済による支出	△887	△2,705	△1,818
5. 社債の発行による収入	4,969	―	△4,969
6. 社債の償還による支出	―	△88,145	△88,145
7. 転換社債の償還による支出	△29,371	―	29,371
8. 第三者割当増資による収入	―	101,376	101,376
9. 配当金の支払	△2,384	△66	2,317
10. その他	244	313	69
財務活動によるキャッシュ・フロー	△21,613	4,464	26,077
Ⅳ 現金及び現金同等物に係る換算差額	△1,034	605	1,639
Ⅴ 現金及び現金同等物の減少額	△33,297	△60,980	△27,683
Ⅵ 現金及び現金同等物の期首残高	128,227	98,325	△29,901
Ⅶ 新規連結による現金及び現金同等物の増加高	3,395	427	△2,967
Ⅷ 連結除外にともなう現金及び現金同等物の減少額	―	△139	△139
Ⅸ 現金及び現金同等物の期末残高	98,325	37,632	△60,692

連結財務諸表作成のための基本となる重要な事項

項目 ＼ 期別	前連結会計年度 (自 平成11年4月1日 至 平成12年3月31日)	当連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)
1. 連結の範囲に関する事項	子会社46社のうち、セガ オブ アメリカ,インク.、セガ エンタープライゼス,インク.(U.S.A.)、およびセガ ヨーロッパ リミテッドをはじめとする「第1 企業の概況 4. 関係会社の状況」に記載の36社を連結しております。 セガ ソフト ネットワークス, インク.、(株)セガ・ミューズおよび(株)セガ・ミュージック・ネットワークスについては、連結財務諸表規則の改正にともない、支配力基準の適用により実質的に支配していると認められたため、当連結会計年度から連結の範囲に含めることとし、当連結会計年度において新たに設立した、セガ ドットコム, インク. およびセガ オブ アメリカ ドリームキャスト, インク. ほか7社については相対的重要性が高い等の理由により当連結会計年度より連結の範囲に含めております。 非連結子会社はシムス(株)をはじめ10社ありますが総資産、売上高、当期純損益のうち持分に見合う額および剰余金のうち持分に見合う額のそれぞれの合計額が連結会社の総資産、売上高、当期純損益および剰余金に比して、いずれも重要性が乏しいため連結から除外しております。 なお、下記の3社につきましては、当連結会計年度において売却したため、損益計算書および連結キャッシュ・フロー計算書には含めており、当連結会計年度末に連結の範囲から除外しております。 ・セガ ピンボール, インク. ・セガ ATP ヨーロッパ リミテッド ・セガ アミューズメンツ スペイン S. L. また、セガ シンガポール ピーティーイー, リミテッドほか10社については、清算等により当連結会計年度期首に連結の範囲から除外しております。	子会社64社のうち、セガ オブ アメリカ ドリームキャスト,インク.、セガ エンタープライゼス,インク.(U.S.A.)、およびセガ ヨーロッパ リミテッドをはじめとする「第1 企業の概況 4. 関係会社の状況」に記載の54社を連結しております。 設立または持分の増加により当連結会計年度より連結の範囲に含めた会社は、次のとおりであります。 (株)スマイルビット、(株)オーバーワークス、(株)ソニックチーム、(株)ユナイテッド・ゲーム・アーティスツ、(株)ウェーブマスター、(株)ワウエンターテイメント、(株)ヒットメーカー、(株)アミューズメントヴィジョン、(株)セガ・ロッソ、(株)セガアミューズメント東日本、(株)セガ・アミューズメント東京、(株)セガアミューズメント東海、(株)セガ・アミューズメント関西、(株)セガアミューズメント西日本、(株)シー・エス・ケイ総合研究所、セガ ゲーミング テクノロジー, インク.、パワー インタラクティブ リミテッド、ファミリー ワンダー,インク.、ドリーム アリーナ リミテッド、セガ ドットコム アジア リミテッド、オーエスキャピタル U.S.A.,インク. 非連結子会社はシムス(株)をはじめ10社ありますが総資産、売上高、当期純損益のうち持分に見合う額および剰余金のうち持分に見合う額のそれぞれの合計額が連結会社の総資産、売上高、当期純損益および剰余金に比して、いずれも重要性が乏しいため連結から除外しております。 なお、清算等により当連結会計年度から連結の範囲より除外した会社は次のとおりであります。 セガ アミューズメンツ コリア, リミテッド、セガ ディストリビューション オーストラリア ピーティワイ, リミテッド、セガ ソフト ネットワークス, インク.

項目 期別	前連結会計年度 (自 平成11年4月1日 至 平成12年3月31日)	当連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)
2. 持分法の適用に関する事項	関連会社のうちセガ ゲームワークス L.L.C.、セル ディストリビューション m.b.H.、SGW ホールディング, インク.、ビレッジ エンターテイメント エキップメント セールス アンド サービス ピーティーワイ, リミテッド、(株)シー・エス・ケイ総合研究所、(株)ISAOおよび(株)トムス・エンタテインメントの7社に対する投資について持分法を適用しております。 なお、(株)シー・エス・ケイ総合研究所については、連結財務諸表規則の改正による影響力基準の適用により、実質的に重要な影響を与えていると認められたことから、当連結会計年度より持分法適用の関連会社に含めております。また、(株)ISAOおよび(株)トムス・エンタテインメントは株式の追加取得により当連結会計年度から持分法を適用しております。現代 セガ エンターテイメント カンパニー リミテッドにつきましては、株式を売却したため当連結会計年度より持分法の適用範囲から除外しております。 その他の非連結子会社10社および関連会社6社につきましては、当期純損益のうち持分に見合う額および剰余金のうち持分に見合う額のそれぞれの合計額が連結会社の当期純損益および欠損金に比して、いずれも重要性が乏しいため持分法を適用しておりません。	関連会社のうちセガ ゲームワークス L.L.C.、セル ディストリビューション m.b.H.、SGW ホールディング, インク.、ネクストコム(株)、(株)ISAOおよび(株)トムス・エンタテインメントの6社に対する投資について持分法を適用しております。 持分の増加により関連会社となったため、当連結会計年度より持分法を適用した会社 ネクストコム(株) 持分の減少により関連会社ではなくなったため当連結会計年度より持分法の適用を除外した会社 ビレッジ エンターテイメント エキップメント セールス アンド サービス ピーティーワイ, リミテッド なお、前連結会計年度まで持分法を適用していた(株)シー・エス・ケイ総合研究所は、持分の増加により、当連結会計年度より連結の範囲に含めております。 その他の非連結子会社10社および関連会社9社につきましては、当期純損益のうち持分に見合う額および剰余金のうち持分に見合う額のそれぞれの合計額が連結会社の当期純損益および欠損金に比して、いずれも重要性が乏しいため持分法を適用しておりません。
3. 連結子会社の事業年度等に関する事項	セガ エンタープライゼス, インク. (U.S.A.)、セガ オブ アメリカ, インク. 、クロス プロダクツ リミテッド、セガ オブ アメリカ ドリームキャスト, インク.、ヴジュアル コンセプツ エンターテインメント, インク.、セガ ドット コム インク.、セガ ドット コム PC ネットワークス インク.、セガ ソフト ネットワークス, インク. 、(株)エスジーエス、(株)セガトイズ、(株)セガ・ミューズ、(株)ネクステック、(株)セガ・ミュージック・ネットワークス、(株)セガ・ロジスティクス・サービス、(株)オアシスパークおよび(株)エイティーワン・エンタテインメントの16社の連結決算日は親会社と同一であります。セガ アミューズメンツ コリア, リミテッドおよびセガ ディストリビューション オーストラリア ピーティーワイ, リミテッドの2社の連結決算日は12月31日であります。その他の18社の連結決算日は2月28日であります。 なお、連結決算日と連結子会社決算日との間に生じた重要な取引については、連結上必要な調整を行っております。	下記以外の連結子会社につきましては、決算日等は親会社と同一であります。 セガ ヨーロッパ リミテッドおよびその子会社は、2月末日であります。 セガ ゲーミング テクノロジー, インク. およびオーエスキャピタル U.S.A., インク. は、12月末日であります。 なお、連結決算日と連結子会社決算日との間に生じた重要な取引については、連結上必要な調整を行っております。

項　目　＼　期　別	前連結会計年度 (自　平成11年4月1日 至　平成12年3月31日)	当連結会計年度 (自　平成12年4月1日 至　平成13年3月31日)
4.　会計処理基準に関する事項	(1) 資産の評価基準および評価方法 ① 有価証券 イ　取引所の相場のある有価証券 移動平均法による低価法 (洗替え方式) ロ　その他の有価証券 移動平均法による原価法 なお、特定金銭信託に含まれる有価証券についても上記の評価基準および評価方法によっております。また、米国連結子会社においては、米国財務会計基準審議会(FASB)基準書第115号(売却可能有価証券は、時価で評価し、簿価との差額を損益計算書項目または資本の部の増減項目として計上する方法)によっております。 ② たな卸資産 親会社および国内連結子会社 移動平均法による原価法 在外連結子会社 主に先入先出法による低価法 (2) 固定資産の減価償却の方法 ① 有形固定資産 親会社および国内連結子会社 定率法 ただし、平成10年4月1日以降取得した建物(建物附属設備は除く)については定額法によっております。 定期借地権契約による借地上の建物・構築物については、耐用年数を定期借地権の残存期間、残存価額を零とした定額法によっております。 在外連結子会社　定額法 ② 無形固定資定　定額法 ソフトウェアについては、社内における利用可能期間(5年)に基づく定額法 (追加情報) ソフトウェア(自社利用)の表示については、「研究開発費及びソフトウェアの会計処理に関する実務指針」(日本公認会計士協会　会計制度委員会報告第12号　平成11年3月31日)の適用により投資その他の資産の「その他」から無形固定資産に変更しております。なお、前連結会計年度以前に取得したものについては、同報告の経過措置の適用により従来の会計処理方法を継続して採用しております。	(1) 重要な資産の評価基準及び評価方法 ① 有価証券 その他有価証券 時価のあるもの 決算日の市場価格に基づく時価法 (評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定) 時価のないもの 移動平均法による原価法 ② たな卸資産 親会社および国内連結子会社 移動平均法による原価法 在外連結子会社 主に先入先出法による低価法 (2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 親会社および国内連結子会社 定率法(ただし、平成10年4月1日以降取得した建物については定額法) 在外連結子会社　定額法 ② 無形固定資産　定額法 ソフトウェアについては、社内における利用可能期間(5年)に基づく定額法

期別 項目	前連結会計年度 (自 平成11年4月1日 至 平成12年3月31日)	当連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)
	③ 長期前払費用 均等償却 (3) 繰延資産の処理方法 ① 社債発行費 支出時より3年間で毎期均等償却しております。 (4) 引当金の計上基準 ① 貸倒引当金 親会社および国内連結子会社は、債権の貸倒れによる損失に備えるため、法人税法の規定による実績繰入率による繰入限度額のほか、特定の債権について所要額を計上しております。在外連結子会社は特定の債権について所要額を計上しております。 ② 役員退職慰労金引当金 親会社は、役員への退職慰労金支給に備えるため、内規による必要額を計上しております。 ③ 債務保証損失引当金 親会社は、債務保証等に係る損失に備えるため、被保証者の財政状態の実情を勘案し、損失負担見込額を計上しております。	③ 繰延資産 社債発行費 支出時より3年間で毎期均等償却しております。 (3) 重要な引当金の計上基準 ① 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 ② 退職給付引当金 従業員への退職給付に備えるため、当連結会計年度末における退職給付債務および年金資産の見込額に基づき当連結会計年度末において発生していると認められる額を計上しております。また、親会社においては会計基準変更時差異(2,468百万円)について、当中間連結会計期間に15年による按分額を費用処理いたしましたが、当連結会計年度下期において特別退職プログラムが実施されたことにともない、会計基準変更時差異の未償却残高(2,386百万円)を一括して費用処理しております。なお、当中間連結会計期間で当連結会計年度と同一の処理を行った場合、経常損失は82百万円減少し、税金等調整前中間純損失は1,234百万円増加することとなります。 なお、数理計算上の差異については、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による按分額を翌連結会計年度から定額法により費用処理することとしております。 ③ 役員退職慰労金引当金 親会社および国内連結子会社では役員への退職慰労金の支給に備えるため、内規による必要額を計上しております。

期別 項目	前連結会計年度 (自 平成11年4月1日 至 平成12年3月31日)	当連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)
	(5) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、親会社および国内連結子会社は通常の賃貸借取引に係る方法に準じた会計処理によっております。在外連結子会社はファイナンス・リース取引について通常の売買取引に係る方法に準じた会計処理によっております。	(4) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については親会社および国内連結子会社は通常の賃貸借取引に係る方法に準じた会計処理によっております。 在外連結子会社は通常の売買取引に係る方法に準じた会計処理によっております。 (5) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 為替予約を付した外貨建金銭債権債務等について、振当処理を行なっております。 ② ヘッジ手段 為替予約 ③ ヘッジ対象 外貨建金銭債権債務 ④ ヘッジ方針 ヘッジ取引の目的は、ヘッジ対象である外貨金銭債権債務等の為替相場変動による損失の可能性を減殺することとしております。
	(6) 消費税等の会計処理 税抜方式によっております。	(6) 消費税等の会計処理 同左
5. 連結子会社の資産及び負債の評価に関する事項	連結子会社の資産および負債の評価については、全面時価法を採用しております。	同左
6. 連結調整勘定の償却に関する事項	連結調整勘定の償却は、親会社は5年間の均等償却を行っておりますが、セガ ヨーロッパ リミテッドによるJPMインターナショナル リミテッド他3社の株式取得にともない生じた連結調整勘定は15年で償却しております。 なお、連結調整勘定のうち重要性の乏しいものは一括償却しております。	同左
7. 利益処分項目等の取扱いに関する事項	連結剰余金計算書は、連結会社の利益処分および損失処理について、連結会計年度中に確定した利益処分および損失処理に基づいて作成しております。	同左
8. 連結キャッシュ・フロー計算書における資金の範囲	連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許預金、要求払預金および容易に換金可能であり、かつ、価値変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっております。	同左
9. 調整年金制度	親会社は退職金制度の100%について調整年金制度を採用しております。	

（表示方法の変更）

前連結会計年度 （自　平成11年４月１日 至　平成12年３月31日）	当連結会計年度 （自　平成12年４月１日 至　平成13年３月31日）
1.　前連結会計年度において営業外収益「その他」に含めて表示しておりました「投資事業組合収益」（前連結会計年度766百万円）は、営業外収益の100分の10を超えたため当連結会計年度においては独立掲記いたしました。 2.　前連結会計年度において営業外費用「その他」に含めて表示しておりました「為替差損」（前連結会計年度406百万円）は、営業外費用の100分の10を超えたため当連結会計年度においては独立掲記いたしました。 3.　前連結会計年度において営業外費用「その他」に含めて表示しておりました「固定資産売却損」（前連結会計年度119百万円）は、営業外費用の100分の10を超えたため当連結会計年度においては独立掲記いたしました。	前連結会計年度において販売費及び一般管理費「その他」に含めて表示しておりました「支払手数料」（前連結会計年度7,868百万円）は、販売費及び一般管理費の合計額の100分の10を超えたため当連結会計年度においては独立掲記いたしました。

（追　加　情　報）

前連結会計年度 （自　平成11年４月１日 至　平成12年３月31日）	当連結会計年度 （自　平成12年４月１日 至　平成13年３月31日）
（連結損益計算書） （市場販売目的のソフトウェア） ゲームソフト制作費については、従来、ゲームソフト完成時の製造原価に計上しておりましたが、「研究開発費等に係る会計基準（企業会計審議会）および「研究開発及びソフトウェアの会計処理に関する実務指針」（日本公認会計士協会　会計制度委員会報告第12号）に従い、当連結会計年度より支出時の製造原価に計上するとともに、前連結会計年度以前に制作を開始したものについては、同報告の経過措置の適用により従来の会計処理方法を継続して採用しております。この変更により、従来と同一の基準を適用した場合と比較して営業損失、経常損失および税引前当期純損失がそれぞれ2,154百万円増加しております。 なお、セグメント情報に与える影響は、セグメント情報の「（イ）事業の種類別セグメント情報の（注）４．」および「（ロ）所在地別セグメント情報の（注）４．」に記載しております。	（退職給付会計） 当連結会計年度から退職給付に係る会計基準（「退職給付に係る会計基準の設定に関する意見書」（企業会計審議会　平成10年６月16日））を適用しております。 この結果、従来の方法によった場合と比較して、退職給付費用が2,583百万円増加し、経常損失は196百万円、税金等調整前当期純損失は2,583百万円それぞれ増加しております。また、退職給与引当金は、退職給付引当金に含めて表示しております。 なお、セグメント情報に与える影響額は（セグメント情報）に記載しております。 （金融商品会計） 当連結会計年度から金融商品に係る会計基準（「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会　平成11年１月22日））を適用し、有価証券の評価基準について変更しております。 この結果、従来の方法によった場合と比較して、経常損失および税金等調整前当期純損失はそれぞれ6,466百万円減少しております。また、期首時点で保有する有価証券の保有目的を検討し、すべて固定資産―投資その他の資産の投資有価証券として表示しております。その結果、有価証券は12,522百万円減少し、投資有価証券は同額増加しております。

前連結会計年度 (自 平成11年4月1日 至 平成12年3月31日)	当連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)
	(外貨建取引等会計処理基準) 当連結会計年度から改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会 平成11年10月22日))を適用しております。この変更による損益への影響額は軽微であります。 また、前連結会計年度において、「資産の部」に表示していた「為替換算調整勘定」は、連結財務諸表規則の改正により、「資本の部」(当連結会計年度末9,862百万円)に含めて表示する方法に変更しております。

注 記 事 項

(連結貸借対照表関係)

<table>
<tr><th>前連結会計年度
(平成12年3月31日現在)</th><th>当連結会計年度
(平成13年3月31日現在)</th></tr>
<tr><td>
※1 非連結子会社および関連会社項目
非連結子会社および関連会社に対するものは次のとおりであります。
投資有価証券(株式) 13,997百万円
投資その他の資産その他(出資金) 240百万円

※2 外貨建長期金銭債権債務
外貨建長期金銭債権債務の決算時の為替相場による円換算額および換算差額は次のとおりであります。
科目 / 外貨額 / 貸借対照表計上額 / 決算時の為替相場による円換算額 / 差額
(千USドル / 百万円 / 百万円 / 百万円)
長期貸付金 1,773 / 179 / 188 / 8(益)
千Aドル 603 / 52 / 39 / 12(損)

※3 連結調整勘定 2,246百万円
※4 裏書手形譲渡額 2百万円

5 保証債務
(1) 保証債務
被保証者 / 金額 / 内容
アトラス ドリーム エンターテイメント カンパニーリミテッド / 119百万円 (1,125千USドル) / 銀行借入の支払保証
セガ ゲームワークス L.L.C. / 542百万円 (5,110千USドル) / 建物賃借料の支払保証
計 / 661百万円

(2) 保証予約等
被保証者 / 金額 / 内容
(株)セガ・リース / 233百万円 / リース資産の買取保証
(株)トリロジー / 60百万円 / 銀行借入に対する念書
リンガフォンジャパン(株) / 100百万円 / 銀行借入に対する念書
計 / 393百万円
</td><td>
※1 非連結子会社および関連会社項目
非連結子会社および関連会社に対するものは次のとおりであります。
投資有価証券(株式) 28,550百万円
投資その他の資産その他(出資金) 240百万円

※3 連結調整勘定 1,950百万円
※4 裏書手形譲渡額 84百万円

5 保証債務
(1) 保証債務
被保証者 / 金額 / 内容
セガ ゲームワークス L.L.C. / 539百万円 (4,353千USドル) / 建物賃借料の支払保証

(2) 保証予約等
被保証者 / 金額 / 内容
(株)セガ・リース / 46百万円 / リース資産の買取保証
リンガフォンジャパン(株) / 100百万円 / 銀行借入に対する念書
計 / 146百万円

※6 担保に供している資産および対応する債務
(1) 担保に供している資産
投資有価証券 30,572百万円
(2) 担保提供資産に対応する債務
短期借入金 20,815百万円
※7 連結会計年度末日満期手形の処理
連結会計年度末日満期手形の会計処理については、手形交換日をもって決済処理をしております。なお、当連結会計年度末日は、金融機関の休日であったため次の連結会計年度末日満期手形が連結会計年度末残高に含まれております。
受取手形 861百万円
支払手形 4,409百万円
</td></tr>
</table>

(連結損益計算書関係)

前連結会計年度 (自 平成11年4月1日 至 平成12年3月31日)	当連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)
※1 売上原価には、在外連結子会社の低価基準によるたな卸資産評価減額1,929百万円が含まれております。	
※2 コンシューマ機器およびアミューズメント機器のハード、ソフトに係る評価損および廃棄損であります。	※2 コンシューマ機器およびアミューズメント機器のハード、ソフトに係る評価損および廃棄損ならびに前払ソフト開発費の償却損であります。
※3 セガ ドット コム, インク. の第三者割当増資によるみなし売却益等であります。	
※4 持分法適用関連会社である(株)ISAOに対するものであります。	
※5 長期貸付金(セガ ゲーミング テクノロジー, インク. およびデータイースト(株))に対するもの3,118百万円他であります。	
※6 セガ ゲーミング テクノロジー, インク. の銀行借入の保証に対するものであります。	
※7 一般管理費および当期製造費用に含まれる研究開発費は、30,631百万円であります。	※7 一般管理費および当期製造費用に含まれる研究開発費は、22,568百万円であります。
	※8 大川功氏より贈与を受けた財産の明細 短期貸付金 9,134百万円 自己株式 33,573百万円 投資有価証券 57,524百万円 出資金 7,132百万円 長期貸付金 5,900百万円 貸倒引当金 △4,700百万円 資産合計 108,564百万円 短期借入金 21,815百万円 未払金 8,836百万円 負債合計 30,651百万円 差引 77,913百万円
	※9 建物によるものであります。
	※10 セガ ドット コム, インク. に対するもの4,501百万円および(株)シー・エス・ケイ総合研究所に対するもの1,255百万円他であります。
	※11 (株)トムス・エンタテインメントに対するもの2,687百万円、ソフトバンク(株)に対するもの1,224百万円他であります。

(連結キャッシュ・フロー計算書関係)

前連結会計年度 (自 平成11年4月1日 至 平成12年3月31日)		当連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)	
1. 現金及び現金同等物の期末残高と貸借対照表に掲記されている科目と金額の関係		1. 現金及び現金同等物の期末残高と貸借対照表に掲記されている科目と金額の関係	
現金及び預金勘定	93,913百万円	現金及び預金勘定	37,632百万円
リース債権譲渡型小口化債権	3,000百万円	現金及び現金同等物	37,632百万円
有価証券勘定	13,934百万円		
MMF(マネーマネジメントファンド)等以外の有価証券	△12,522百万円		
現金及び現金同等物	98,325百万円		
2. 重要な非資金取引の内容		2. 重要な非資金取引の内容	
① 転換社債の転換		① 転換社債の転換	
転換社債の転換による資本金増加額	21,851百万円	転換社債の転換による資本金増加額	3,079百万円
転換社債の転換による資本準備金増加額	21,832百万円	転換社債の転換による資本準備金増加額	3,076百万円
転換による転換社債の減少額	43,684百万円	転換による転換社債の減少額	6,155百万円
② 現物出資		② 大川功氏より贈与を受けた財産	
当連結会計年度に現物出資によりセガ ドットコム, インク. が受入れた資産及び負債の主な内訳は次のとおりであります。		短期貸付金	9,134百万円
		自己株式	33,573百万円
		投資有価証券	57,524百万円
現物出資により受入れた資産・負債		出資金	7,132百万円
流動資産	8,698百万円	長期貸付金	5,900百万円
資産合計	8,698百万円	貸倒引当金	△4,700百万円
流動負債	3,444百万円	資産合計	108,564百万円
負債合計	3,444百万円	短期借入金	21,815百万円
		未払金	8,836百万円
		負債合計	30,651百万円
		差引	77,913百万円

（リース取引関係）

前連結会計年度 （自 平成11年4月1日 至 平成12年3月31日）	当連結会計年度 （自 平成12年4月1日 至 平成13年3月31日）
（借 手 側） リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ① リース物件の取得価額相当額、減価償却累計額相当額および期末残高相当額	（借 手 側） リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ① リース物件の取得価額相当額、減価償却累計額相当額および期末残高相当額

前連結会計年度

	取得価額相当額	減価償却累計額相当額	期末残高相当額
	百万円	百万円	百万円
アミューズメント施設機器	935	690	244
建物及び構築物	2,295	1,089	1,206
その他	9,179	4,953	4,226
合計	12,410	6,732	5,677

当連結会計年度

	取得価額相当額	減価償却累計額相当額	期末残高相当額
	百万円	百万円	百万円
アミューズメント施設機器	69	57	11
建物及び構築物	1,723	1,052	670
その他	7,481	4,909	2,572
合計	9,274	6,020	3,254

② 未経過リース料期末残高相当額

	前連結会計年度	当連結会計年度
1年以内	2,461百万円	1,667百万円
1年超	3,345百万円	1,730百万円
合計	5,806百万円	3,398百万円

③ 支払リース料、減価償却費相当額および支払利息相当額

	前連結会計年度	当連結会計年度
支払リース料	3,469百万円	2,540百万円
減価償却費相当額	3,179百万円	2,343百万円
支払利息相当額	259百万円	161百万円

④ 減価償却費相当額の算定方法（前連結会計年度・当連結会計年度共通）

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

⑤ 利息相当額の算定方法（前連結会計年度・当連結会計年度共通）

リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっております。

オペレーティング・リース取引

未経過リース料

	前連結会計年度	当連結会計年度
1年以内	1,213百万円	1,104百万円
1年超	9,722百万円	6,166百万円
合計	10,935百万円	7,270百万円

前連結会計年度 (自　平成11年4月1日 至　平成12年3月31日)	当連結会計年度 (自　平成12年4月1日 至　平成13年3月31日)
(貸　手　側) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ① リース物件の取得価額、減価償却累計額および期末残高	(貸　手　側) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ① リース物件の取得価額、減価償却累計額および期末残高

前連結会計年度

	取得価額	減価償却累計額	期末残高
	百万円	百万円	百万円
アミューズメント施設機器	115	46	69
その他	873	655	217
合計	989	702	287

当連結会計年度

	取得価額	減価償却累計額	期末残高
	百万円	百万円	百万円
アミューズメント施設機器	69	57	11
その他	730	649	80
合計	799	707	92

前連結会計年度		当連結会計年度	
② 未経過リース料期末残高相当額		② 未経過リース料期末残高相当額	
1年内	230百万円	1年以内	99百万円
1年超	80百万円	1年超	3百万円
合計	311百万円	合計	103百万円
③ 受取リース料、減価償却費および受取利息相当額		③ 受取リース料、減価償却費および受取利息相当額	
受取リース料	260百万円	受取リース料	133百万円
減価償却費	245百万円	減価償却費	127百万円
受取利息相当額	14百万円	受取利息相当額	5百万円
④ 利息相当額の算定方法 リース料総額とリース物件の取得価額との差額を利息相当額とし、各期への配分方法については、利息法によっております。		④ 利息相当額の算定方法 リース料総額とリース物件の取得価額との差額を利息相当額とし、各期への配分方法については、利息法によっております。	
オペレーティング・リース取引 未経過リース料		オペレーティング・リース取引 未経過リース料	
1年内	353百万円	1年内	163百万円
1年超	254百万円	1年超	160百万円
合計	608百万円	合計	324百万円

（有価証券関係）

前連結会計年度

有価証券の時価等

（単位　百万円）

種類	前連結会計年度(平成12年3月31日現在)		
	連結貸借対照表計上額	時価	評価損益
流動資産に属するもの			
株式	12,421	12,421	0
債券	—	—	—
その他	1,513	1,496	△ 16
小計	13,934	13,918	△ 16
固定資産に属するもの			
株式	15,236	26,164	10,928
債券	536	771	235
その他	—	—	—
小計	15,772	26,935	11,163
合計	29,707	40,854	11,146

（注）1.　時価(時価相当額を含む)の算定方法

①　上場有価証券　　主に東京証券取引所の最終価格によっております。

②　店頭売買有価証券　　(国内)日本証券業協会が公表する売買価格等であります。
(海外)NASDAQが公表する売買価格等であります。

③　非上場証券投資信託の受益証券　　基準価格であります。

2.　開示の対象から除いた有価証券の連結貸借対照表計上額

		当連結会計年度
固定資産に属するもの	非上場株式(店頭売買株式を除く)	14,004百万円
	非上場株式(店頭売買株式を除く)に係る新株引受権証券	0百万円
	非上場転換社債	0百万円
	非上場外国債券	4,600百万円

当連結会計年度(自　平成12年4月1日　至　平成13年3月31日)

有　価　証　券

1.　その他有価証券で時価のあるもの

(単位　百万円)

種類	取得原価	連結貸借対照表計上額	差額
連結貸借対照表計上額が取得原価を超えるもの			
①株式	17,370	20,903	3,532
②債券	301	301	—
関係会社社債	301	301	—
計	17,672	21,204	3,532
連結貸借対照表計上額が取得原価を超えないもの			
種類	取得原価	連結貸借対照表計上額	差額
①株式	16,241	14,090	△2,150
②債券	536	409	△ 127
社債	536	409	△ 127
計	16,777	14,499	△2,277

2.　当連結会計年度中に売却したその他有価証券

(単位　百万円)

売却額	売却益の合計額	売却損の合計額
14,772	1,622	1,056

3.　時価評価されていない主な有価証券

(単位　百万円)

区分	当連結会計年度(平成13年3月31日現在)
(1) その他有価証券	連結貸借対照表計上額
非上場株式(店頭売買株式を除く)	7,881
非上場債券	516
計	8,397
(2) 子会社および関連会社株式	連結貸借対照表計上額
子会社および関連会社株式	3,800
計	3,800

(デリバティブ取引関係)

前連結会計年度 (自 平成11年4月1日 至 平成12年3月31日)	当連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)
該当事項はありません。	1. 取引の状況に関する事項 当企業集団では、外貨建債権債務(主に輸出入取引)の為替変動リスクをヘッジする目的で為替予約取引、通貨オプション取引を実需為替の範囲内で包括的に行っております。また、必要に応じ個別予約を行っております。 これらの取引の管理は、関連担当執行役員および担当者をメンバーとする為替管理委員会を必要に応じ開催し、ここでヘッジ方針を検討、対応しております。 2. 取引の時価等に関する事項 該当事項はありません。

(退職給付関係)

前連結会計年度 (自 平成11年4月1日 至 平成12年3月31日)	当連結会計年度 (自 平成12年4月1日 至 平成13年3月31日)
――――――	1. 採用している退職給付制度の概要 平成5年11月1日より退職金制度の100%について調整年金制度を採用しております。 2. 退職給付債務に関する事項 (単位 百万円) ①退職給付債務 △8,677 ②年金資産 5,757 ③未認識退職給付債務 △2,919 ④会計基準変更時差異の未処理額 52 ⑤未認識数理計算上の差異 656 ⑥未認識過去勤務債務 △908 ⑦退職給付引当金 △3,118 3. 退職給付費用に関する事項 (単位 百万円) ①勤務費用 960 ②利息費用 278 ③期待運用収益 △209 ④会計基準変更時差異の費用処理額 2,468 ⑤数理計算上の差異の費用処理額 3 ⑥過去勤務債務の費用処理額 0 ⑦特別退職金 944 ⑧退職給付費用 4,446 4. 退職給付債務等の計算基礎に関する事項 ①退職給付見込額の期間按分方法 期間定額基準 ②割引率 3.0% ③期待運用収益率 3.5% ④過去勤務債務の額の処理年数 10年 (発生時の従業員の平均残存勤務期間以内の一定の年数による按分額を費用処理する方法) ⑤数理計算上の差額の処理年数 10年 (発生時の従業員の平均残存勤務期間以内の一定の年数による按分額を費用処理する方法。ただし、翌連結会計年度より費用処理することとしております。)

（税効果会計関係）

前連結会計年度末（平成12年３月31日現在）		当連結会計年度末（平成13年３月31日現在）	
1. 繰延税金資産および繰延税金負債の発生の主な原因別の内訳		1. 繰延税金資産および繰延税金負債の発生の主な原因別の内訳	
	（単位　百万円）		（単位　百万円）
繰延税金資産		繰延税金資産	
貸倒引当金損金算入限度超過額	22,724	貸倒引当金損金算入限度超過額	20,326
投資有価証券評価減	8,550	投資有価証券評価減	25,599
たな卸資産評価減	3,961	たな卸資産評価減	18,371
その他	7,932	その他	24,057
繰越欠損金	46,707	繰越欠損金	38,494
繰延税金資産小計	89,874	繰延税金資産小計	126,850
評価性引当額	△89,110	評価性引当額	△125,516
繰延税金資産合計	764	繰延税金資産合計	1,334
繰延税金負債		繰延税金負債	
米国連結子会社の有価証券に係る評価差額	4,918	その他有価証券評価差額	922
固定資産圧縮積立金	111	固定資産圧縮積立金	106
		その他	1,249
繰延税金負債合計	5,029	繰延税金負債合計	2,277
繰延税金負債の純額	4,265	繰延税金負債の純額	942
2. 法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳		2. 法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳	
	（単位　％）		（単位　％）
国内の法定実効税率	42.1	国内の法定実効税率	42.1
（調　整）		（調　整）	
評価性引当金	△43.4	評価性引当金	△27.6
関連会社持分法損益	△1.4	連結調整勘定償却	△5.4
その他	△0.8	関連会社持分法投資損益等	△4.3
		その他	△3.4
税効果会計適用後の法人税等の負担率	△3.5	税効果会計適用後の法人税等の負担率	1.4

(セグメント情報)

(イ)事業の種類別セグメント情報

（単位　百万円）

	前連結会計年度(自　平成11年４月１日　至　平成12年３月31日)					
	業務用機器販売事業	コンシューマ機器販売事業	アミューズメント施設運営事業	計	消去または全社	連結
Ⅰ　売上高および営業損益						
売上高						
(1) 外部顧客に対する売上高	73,653	186,188	79,212	339,055	—	339,055
(2) セグメント間の内部売上高または振替高	265	—	—	265	(265)	—
計	73,919	186,188	79,212	339,321	(265)	339,055
営業費用	76,583	229,221	74,610	380,416	(1,005)	379,410
営業利益または営業損失(△)	△2,664	△43,032	4,602	△41,094	(739)	△40,354
Ⅱ　資産、減価償却費および資本的支出						
資産	49,864	131,834	81,812	263,512	111,829	375,341
減価償却費	2,267	4,222	17,295	23,785	(215)	23,569
資本的支出	2,094	9,947	15,168	27,210	300	27,510

(注) 1.　事業区分の方法および各区分に属する主要な製品

製品の種類、性質、製造方法、販売市場等の類似性により下記の事業に区分しております。

業務用機器販売事業……………………ビデオゲーム、メダルゲーム、プライズゲーム、自動販売機、両替機、IC基板および通信カラオケ機等の製造販売事業

コンシューマ機器販売事業………………ホームビデオゲーム、玩具、教育機器等の製造販売事業

アミューズメント施設運営事業…………アミューズメント施設の運営事業

2.　当連結会計年度の資産のうち消去または全社の項目に含めた全社資産の金額は112,308百万円であり、その主なものは、親会社での余資運用資金(現金、有価証券等)および管理部門に係る資産であります。

3.　減価償却費および資本的支出には長期前払費用とその償却額が含まれております。

4.　追加情報にゲームソフト制作費の会計処理の変更について記載しております。この変更にともない、従来の方法によった場合に比べ、「業務用機器販売事業」について営業損失は、939百万円多く計上され、「コンシューマ機器販売事業」について営業損失は1,215百万円多く計上されております。

(単位　百万円)

	当連結会計年度(自　平成12年4月1日　至　平成13年3月31日)					
	業務用機器販売事業	コンシューマ機器販売事業	アミューズメント施設運営事業	計	消去または全社	連結
I　売上高および営業損益						
売上高						
(1) 外部顧客に対する売上高	52,502	115,753	74,656	242,913	—	242,913
(2) セグメント間の内部売上高または振替高	9,722	—	0	9,722	(9,722)	—
計	62,225	115,753	74,657	252,636	(9,722)	242,913
営業費用	52,590	184,940	66,415	303,946	(9,013)	294,932
営業利益または営業損失(△)	9,634	△69,186	8,242	△51,310	(708)	△52,018
II　資産、減価償却費および資本的支出						
資産	20,613	65,239	53,971	139,824	144,641	284,465
減価償却費	1,804	9,224	12,844	23,873	289	24,162
資本的支出	924	7,660	35,665	44,250	157	44,407

(注) 1.　事業区分の方法および各区分に属する主要な製品

製品の種類、性質、製造方法、販売市場等の類似性により下記の事業に区分しております。

業務用機器販売事業……………………ビデオゲーム、メダルゲーム、プライズゲーム、自動販売機、両替機、IC基板および通信カラオケ機等の製造販売事業

コンシューマ機器販売事業………………ホームビデオゲーム、玩具、教育機器等の製造販売事業

アミューズメント施設運営事業…………アミューズメント施設の運営事業

2.　当連結会計年度の資産のうち消去または全社の項目に含めた全社資産の金額は144,801百万円であり、その主なものは、親会社での余資運用資金(現金、有価証券等)および管理部門に係る資産であります。

3.　減価償却費および資本的支出には長期前払費用とその償却額が含まれております。

4.　退職給付会計基準変更にともなうセグメント別影響額

(追加情報)に記載のとおり、当連結会計年度から退職給付に係る会計基準を適用しております。この適用にともない、退職給付に係る会計基準を適用しない場合に比べ、業務用機器販売事業の営業利益は33百万円少なく、コンシューマ機器販売事業の営業損失は93百万円多く、アミューズメント施設運営事業の営業利益は32百万円少なく計上されております。

(ロ)所在地別セグメント情報

(単位　百万円)

	前連結会計年度(自　平成11年4月1日　至　平成12年3月31日)						
	日本	北アメリカ	ヨーロッパ	その他	計	消去または全社	連結
Ⅰ 売上高および営業損益							
売上高							
(1) 外部顧客に対する売上高	211,802	79,016	48,059	177	339,055	—	339,055
(2) セグメント間の内部売上高または振替高	92,536	4,552	1,480	—	98,569	(98,569)	—
計	304,339	83,568	49,540	177	437,625	(98,569)	339,055
営業費用	340,089	86,288	52,672	1,133	480,183	(100,773)	379,410
営業利益または営業損失(△)	△35,750	△2,719	△3,132	△956	△42,558	2,203	△40,354
Ⅱ 資産	228,696	52,564	25,787	276	307,325	68,015	375,341

(単位　百万円)

	当連結会計年度(自　平成12年4月1日　至　平成13年3月31日)						
	日本	北アメリカ	ヨーロッパ	その他	計	消去または全社	連結
Ⅰ 売上高および営業損益							
売上高							
(1) 外部顧客に対する売上高	167,686	51,115	24,076	34	242,913	—	242,913
(2) セグメント間の内部売上高または振替高	67,901	5,926	1,082	—	74,910	(74,910)	—
計	235,587	57,042	25,158	34	317,823	(74,910)	242,913
営業費用	255,067	66,408	38,663	46	360,185	(65,253)	294,932
営業利益または営業損失(△)	△19,479	△9,365	△13,505	△11	△42,361	(9,657)	△52,018
Ⅱ 資産	156,328	31,082	16,899	—	204,309	80,156	284,465

(注) 1.　国または地域の区分方法および各区分に属する主な国または地域
(1) 国または地域の区分方法………地理的近接度による
(2) 各地域に属する主な国…………北アメリカ：米国
ヨーロッパ：英国、フランス、スペイン、ドイツ
その他：オーストラリア、シンガポール

2.　前連結会計年度の資産のうち消去または全社の項目に含めた全社資産の金額112,308百万円であり、その主なものは、親会社での余資運用資金(現金、有価証券等)および管理部門に係る資産であります。
当連結会計年度の資産のうち消去または全社の項目に含めた全社資産の金額144,801百万円であり、その主なものは、親会社での余資運用資金(現金、有価証券等)および管理部門に係る資産であります。

3.　前連結会計年度の追加情報にゲームソフト制作費の会計処理の変更について記載しております。この変更にともない、前連結会計年度と同一の方法によった場合に比べ、「日本」について営業損失は2,154百万円多く計上されております。

4.　退職給付会計基準変更にともなうセグメント別影響額
(追加情報)に記載のとおり、当連結会計年度から退職給付に係る会計基準を適用しております。この適用にともない、退職給付に係る会計基準を適用しない場合に比べ、「日本」について営業損失は196百万円多く計上されております。

(ハ)海　外　売　上　高

（単位　百万円）

	前連結会計年度（自　平成11年４月１日　至　平成12年３月31日）			
	北アメリカ	ヨーロッパ	そ　の　他	計
Ⅰ 海　外　売　上　高	84,031	49,441	12,048	145,521
Ⅱ 連　結　売　上　高				339,055
Ⅲ 連結売上高に占める海外売上高の割合	24.8%	14.6%	3.6%	43.0%

（単位　百万円）

	当連結会計年度（自　平成12年４月１日　至　平成13年３月31日）			
	北アメリカ	ヨーロッパ	そ　の　他	計
Ⅰ 海　外　売　上　高	55,458	26,042	8,140	89,641
Ⅱ 連　結　売　上　高				242,913
Ⅲ 連結売上高に占める海外売上高の割合	22.8%	10.7%	3.4%	36.9%

（注）1.　国または地域の区分方法および各区分に属する主な国または地域

　(1) 国または地域の区分の方法…………地理的近接度による

　(2) 各地域に属する主な国………………北アメリカ：米国

　　ヨーロッパ：英国、フランス、スペイン、ドイツ

　　そ　の　他：オーストラリア、シンガポール等

2.　海外売上高は、提出会社および連結子会社の本邦以外の国または地域における売上高であります。

（関連当事者との取引）

前連結会計年度（自　平成11年４月１日　至　平成12年３月31日）

関連当事者との取引

1.　役員及び個人主要株主等

属性	会社等の名称	住所	資本金または出資金	事業の内容または職業	議決権等の所有(被所有)割合	関係内容		取引の内容	取引金額	科目	期末残高
						役員の兼任等	事業上の関係				
役員およびその近親者	大川節男(当社代表取締役大川 功の近親者)	—	百万円 —	会社役員	被所有割合 直接　0％	—	—	(株)ISAOの株式取得	百万円 766	—	百万円 —
	大川達也(当社代表取締役大川 功の近親者)	—	—	会社役員	被所有割合 直接　0％	—	—	(株)ISAOの株式取得	766	—	—
	大川　徹(当社代表取締役大川 功の近親者)	—	—	会社役員	被所有割合 直接　0％	—	—	(株)ISAOの株式取得	766	—	—
役員およびその近親者が議決権の過半数を所有している会社等	(株)シー・エス・ケイ総合研究所(注)1	東京都港区	110	コンシューマ機器のソフトウェアの開発	直接　18％	兼任４人	当社製品等の販売	コンシューマ機器等の販売	7,230	売掛金	148
							コンシューマ機器のソフトウェアの開発委託	コンシューマ機器のソフトウェアの開発委託料等の支払	506	買掛金 未払金 未払費用	364
							技術ノウハウの提供	ロイヤリティの支払	2,109		
							商品仕入	商品仕入等の支払	189		
	(株)スマート・エックス(注)2.	東京都新宿区	50	各種商品の企画、開発	なし	—	当社製品等の販売	コンシューマ機器等の販売	4	—	—

取引条件及び取引条件の決定方針等

1.　(株)ISAOの株式の取得には、外部の専門家の鑑定により価格を決定しております。

2.　(株)シー・エス・ケイ総合研究所および(株)スマート・エックスは一般取引先と同様であります。

（注）1.　当社代表取締役大川　功が議決権の72％を直接保有しております。

2.　当社代表取締役大川　功の近親者（大川　徹）が議決権の80％を直接保有しております。

2.　子会社等

属性	会社等の名称	住所	資本金または出資金	事業の内容または職業	議決権等の所有(被所有)割合	関係内容		取引の内容	取引金額	科目	期末残高
						役員の兼任等	事業上の関係				
関連会社	(株)ISAO	東京都港区	百万円 2,775	ネットワーク事業全般	直接　34％	兼任４人	ネットワークコンテンツの提供	ネットワーク事業の譲渡	百万円 5,000	—	百万円 —

取引条件及び取引条件の決定方針等

ネットワーク事業の譲渡には、外部の専門家の鑑定により価格を決定しております。

当連結会計年度(自　平成12年4月1日　至　平成13年3月31日)

関連当事者との取引

1.　役員及び個人主要株主等

属性	会社等の名称	住所	資本金または出資金	事業の内容または職業	議決権等の所有(被所有)割合	関係内容		取引の内容	取引金額	科目	期末残高
						役員の兼任等	事業上の関係				
役員およびその近親者	大川　功			当社代表取締役	(被所有) 直接 12.2%	—	—	個人財産の受贈	百万円 77,913		百万円
役員およびその近親者が議決権の過半数を所有している会社等	㈱シー・エス・ケイ総合研究所 (注)1.	東京都港区	百万円 110	コンシューマ機器のソフトウェアの開発	直接　18%	兼任4人	当社製品等の販売	(注)1. コンシューマ機器等の販売	(注)1. 96	売掛金	(注)1. 7
							コンシューマ機器のソフトウェアの開発委託	コンシューマ機器のソフトウェアの開発委託料等の支払	272	買掛金 未払金 未払費用	611
							技術ノウハウの提供	ロイヤリティの支払	1,854		
							商品仕入	商品仕入等の支払	135		
	㈱スマート・エックス (注)2.	東京都新宿区	50	各種商品の企画、開発	なし	—	当社製品等の販売	コンシューマ機器等の販売	119	売掛金	117

取引条件及び取引条件の決定方針等

1.　大川　功氏からの個人財産の受贈には、外部の専門家の鑑定により価格を決定しております。
　　なお、大川　功氏は平成13年3月16日逝去されております。

2.　(株)シー・エス・ケイ総合研究所および(株)スマート・エックスは一般取引先と同様であります。

(注) 1.　当社代表取締役大川　功が議決権の72%を直接所有していましたが、平成13年1月同氏から株式を受贈したため当社の子会社となりました。取引は平成13年1月までのもの、期末残高は平成13年1月末残高を記載しております。

2.　当社代表取締役大川　功の近親者(大川　徹)が議決権の80%を直接所有しています。

(注)　関連当事者との取引金額は消費税等抜きの金額で、期末残高は消費税等込みの金額で記載しております。

（１株当たり情報）

前連結会計年度		当連結会計年度	
１株当たり純資産額	659円３銭	１株当たり純資産額	644円32銭
１株当たり当期純損失	390円57銭	１株当たり当期純損失	341円58銭
潜在株式調整後１株当たり当期純利益は１株当たり当期純損失が計上されているため記載しておりません。		同　　左	

（重要な後発事象）

前連結会計年度 （自　平成11年４月１日 至　平成12年３月31日）	当連結会計年度 （自　平成12年４月１日 至　平成13年３月31日）
提出会社は、平成12年４月３日に平成12年２月28日の取締役決議による第三者割当にもとづく新株の払込み(101,376百万円)がありました。 ①　発行新株式数　36,000,000株 ②　資本金　50,688百万円 ③　資本準備金　50,688百万円 これにより、平成12年４月４日現在の発行株式総数は、158,495,720株、資本金は、114,837百万円、資本準備金は、114,362百万円となっております。	提出会社は、平成13年５月29日開催の取締役会において2004年満期ゼロ・クーポン円建転換社債を発行することを決議し、平成13年６月18日を払込期日として、以下の内容で発行いたしました。 2004年満期ゼロ・クーポン円建転換社債 発行総額　50,000百万円 発行価格　額面100円につき金100円 利率　本社債に利息は付さない。 償還期限　平成16年６月18日 償還金額　額面100円につき金100円 転換価格　2,398円 手取金の使途　既存社債の償還および家庭用ゲーム機の製造中止にともなって平成13年３月期に計上した特別損失に係る支払ならびにマルチプラットフォームに対応するためのソフト開発費等の運転資金

⑤ 連結附属明細表

a. 社債明細表

(単位 百万円)

会社名	銘柄	発行年月日	前期末残高	当期末残高	利率	担保	償還期限	摘要
(株)セガ(親会社)	第4回無担保転換社債	平成6年6月24日	88,452	—	% 0.55	無担保	平成12年9月29日	設備資金
	第1回無担保社債(社債間限定同順位特約付)	平成10年10月30日	10,000	10,000 (10,000)	% 2.00	無担保	平成13年10月30日	転換社債償還資金
	第2回無担保社債(社債間限定同順位特約付)	平成10年12月21日	10,000	10,000 (10,000)	% 2.15	無担保	平成13年12月21日	転換社債償還資金
	2003年満期円建転換社債(転換価額下方修正条項付)	平成11年2月17日	14,390	12,825	—	無担保	平成15年3月31日	設備および運転資金
	第5回無担保転換社債(転換価額下方修正条項および転換社債間限定同順位特約付)	平成11年2月17日	16,016	11,732	% 0.40	無担保	平成18年3月31日	設備および運転資金
	2002年満期固定利付ユーロ円債	平成11年2月18日	5,000	5,000 (5,000)	% 2.27	無担保	平成14年2月13日	設備および運転資金
	2002年満期固定利付ユーロ円債	平成11年6月24日	5,000	5,000	% 1.70	無担保	平成14年6月13日	設備および運転資金
合計			148,858	54,557				

(注) 1. 連結決算日後5年内における1年ごとの償還予定額は次のとおりであります。

(単位 百万円)

1年以内	1年超2年以内	2年超3年以内	3年超4年以内	4年超5年以内
25,000	17,825	—	—	11,732

2. 転換社債の転換条件等は次のとおりであります。

銘柄	転換価格	転換により発行する株式	転換請求期間
2003年満期円建転換社債(転換価額下方修正条項付)	1,511円	額面普通株式(1株の額面金額50円)	平成11年3月1日から平成15年3月24日まで
第5回無担保転換社債(転換価額下方修正条項および転換社債間限定同順位特約付)	1,517円	額面普通株式(1株の額面金額50円)	平成11年3月1日から平成18年3月30日まで

(注) 転換価格は平成13年3月5日に変更されました。

3. 当期末残高の括弧内は、1年内償還予定のものであります。

b．借入金等明細表

（単位　百万円）

区分	前期末残高	当期末残高	平均利率	返済期限	摘要
短期借入金	21,008	65,305	% 2.60	―	
1年以内に返済予定の長期借入金	477	232	1.97	―	
長期借入金(1年以内に返済予定のものを除く。)	32,771	24	1.92	平成15年	
合計	54,258	65,561			

（注）1.　「平均利率」については、借入金等の期末残高に対する加重平均利率を記載しております。

2.　長期借入金（1年以内に返済予定のものを除く。）の連結決算日後5年内における返済予定額は以下のとおりであります。

（単位　百万円）

区分	1年超2年以内	2年超3年以内	3年超4年以内	4年超5年以内
長期借入金	24	―	―	―

(2) その他

該当事項はありません。

監査報告書

平成１２年６月２９日

株式会社セガ・エンタープライゼス
　代表取締役会長兼社長　大川　功　殿

中央青山監査法人

代表社員
関与社員　公認会計士　野田晃子

代表社員
関与社員　公認会計士　鈴木正明

関与社員　公認会計士　市村　清

当監査法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社セガ・エンタープライゼスの平成１１年４月１日から平成１２年３月３１日までの第４２期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和３８年大蔵省令第５９号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社セガ・エンタープライゼスの平成１２年３月３１日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注)追加情報の注記に記載されているとおり、会社は、当事業年度より、研究開発費等に係る会計基準が適用されることとなるため、これにより財務諸表を作成している。

以　上

監　査　報　告　書

平成１３年６月２８日

株 式 会 社　セ　ガ
代表取締役社長　　佐　藤　秀　樹　　殿



中 央 青 山 監 査 法 人

代表社員 関与社員　公認会計士　野田晃子

代表社員 関与社員　公認会計士　鈴木正明

関与社員　公認会計士　市村　清

当監査法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社セガの平成１２年４月１日から平成１３年３月３１日までの第４３期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和３８年大蔵省令第５９号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社セガの平成１３年３月３１日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注) 重要な会計方針及び追加情報の注記に記載されているとおり、会社は、当事業年度より、退職給付に係る会計基準及び金融商品に係る会計基準が適用されることとなるため、これらの会計基準により財務諸表を作成している。

以　上

2. 財務諸表等

(1) 財務諸表

① 貸借対照表

(単位　百万円)

科目 ＼ 期別	第42期 (平成12年3月31日現在) 金額		構成比	第43期 (平成13年3月31日現在) 金額		構成比	比較増減 (△)
			%			%	
(資産の部)							
I 流動資産							
1. 現金及び預金※3		71,198			17,405		
2. 受取手形※2 ※7		3,724			2,796		
3. 売掛金※2 ※3		44,432			20,959		
4. 有価証券		101			—		
5. リース債権譲渡型小口化債権		3,000			—		
6. 商品		729			439		
7. 製品		9,110			2,845		
8. 原材料		17,592			3,445		
9. 仕掛品		535			88		
10. 貯蔵品		1,676			97		
11. 前渡金		6,390			3,877		
12. 前払費用		5,020			1,487		
13. 短期貸付金		—			8,142		
14. 関係会社短期貸付金		5,777			2,179		
15. 未収入金※2		6,885			6,942		
16. 自己株式		0			33,574		
17. その他		2,042			2,689		
貸倒引当金		△59			△1,087		
流動資産合計		178,158	49.1		105,884	35.8	△72,273
II 固定資産							
(1) 有形固定資産							
1. アミューズメント施設機器	63,136			3,021			
減価償却累計額	△48,250	14,885		△2,060	961		
2. 建物	48,398			28,551			
減価償却累計額	△22,830	25,568		△13,032	15,518		
3. 構築物	1,867			1,779			
減価償却累計額	△1,112	755		△1,187	592		
4. 機械装置	509			167			
減価償却累計額	△235	273		△130	36		
5. 車輌運搬具	141			58			
減価償却累計額	△114	26		△37	21		
6. 工具器具備品	19,362			8,416			
減価償却累計額	△15,100	4,262		△6,186	2,230		
7. 土地		22,573			22,557		
8. 建設仮勘定		6			—		
有形固定資産合計		68,351	18.8		41,917	14.2	△26,433

（単位　百万円）

科目 ＼ 期別	第42期（平成12年３月31日現在） 金額		構成比	第43期（平成13年３月31日現在） 金額		構成比	比較増減（△）
			%			%	
(2) 無形固定資産							
1. 借地権		1,540			1,540		
2. 商標権		150			126		
3. ソフトウェア		2,976			1,895		
4. 電話加入権		131			134		
5. その他		1,954			174		
無形固定資産合計		6,754	1.9		3,871	1.3	△2,882
(3) 投資その他の資産							
1. 投資有価証券※1 ※3		18,007			28,338		
2. 関係会社株式※3		55,445			56,185		
3. 関係会社社債		—			301		
4. 出資金		1,822			10,489		
5. 関係会社出資金		240			240		
6. 長期貸付金※3		3,781			2,927		
7. 従業員長期貸付金		105			78		
8. 関係会社長期貸付金※3		53,081			92,763		
9. 固定化営業債権※4		3,774			3,762		
10. 敷金保証金		20,474			2,186		
11. 長期前払費用		4,100			2,030		
12. その他		1,120			596		
貸倒引当金		△52,858			△56,093		
投資その他の資産合計		109,096	30.0		143,808	48.7	34,711
固定資産合計		184,203	50.7		189,598	64.2	5,395
Ⅲ 繰延資産							
1. 社債発行費		743			10		
繰延資産合計		743	0.2		10	0.0	△733
資産合計		363,105	100.0		295,492	100.0	△67,612
（負債の部）							
Ⅰ 流動負債							
1. 支払手形※7		19,463			11,857		
2. 買掛金※3		32,197			10,912		
3. 短期借入金※1		5,000			25,815		
4. １年内返済予定長期借入金		—			27,000		
5. １年内償還予定社債		—			25,000		
6. １年内償還予定転換社債		88,452			—		
7. 未払金		1,697			12,011		
8. 未払費用※2 ※3		16,713			19,655		
9. 未払法人税等		301			128		
10. 未払事業所税		155			76		
11. 前受金		438			383		
12. 預り金		1,341			449		
13. 債務保証損失引当金		1,589			—		
14. その他		612			143		
流動負債合計		167,964	46.2		133,431	45.2	△34,532

（単位　百万円）

科目 ＼ 期別	第42期（平成12年３月31日現在）			第43期（平成13年３月31日現在）			比較増減（△）
	金	額	構成比	金	額	構成比	
			%			%	
Ⅱ 固定負債							
1. 社債		30,000			5,000		
2. 転換社債		30,406			24,557		
3. 長期借入金		27,000			—		
4. 繰延税金負債		—			907		
5. 退職給与引当金		518			—		
6. 退職給付引当金		—			2,993		
7. 役員退職慰労金引当金		41			32		
8. その他		1,650			1,500		
固定負債合計		89,615	24.7		34,991	11.8	△54,624
負債合計		257,580	70.9		168,422	57.0	△89,158
（資本の部）							
Ⅰ 資本金 ※5		64,149	17.7		117,918	39.9	
Ⅱ 資本準備金		63,674	17.5		117,439	39.7	
Ⅲ 利益準備金		3,007	0.8		3,007	1.0	
Ⅳ 欠損金							
1. 任意積立金							
1）固定資産圧縮積立金	162			153			
2）別途積立金	7,891	8,054		7,891	8,045		
2. 当期未処理損失		33,361			120,593		
欠損金合計		25,307	△6.9		112,547	△38.0	△87,240
Ⅴ その他有価証券評価差額金		—			1,251	0.4	1,251
資本合計		105,524	29.1		127,069	43.0	21,545
負債・資本合計		363,105	100.0		295,492	100.0	△67,612

② 損 益 計 算 書

（単位　百万円）

科目 ＼ 期別	第42期（自 平成11年4月1日 至 平成12年3月31日）金額		百分比	第43期（自 平成12年4月1日 至 平成13年3月31日）金額		百分比	比較増減（△）
			%			%	
Ⅰ 売上高							
1. 製品売上高※1	176,288			131,640			
2. 商品売上高※1	14,131			13,307			
3. アミューズメント施設収入※1	74,913			38,728			
4. ロイヤリティ収入※1	7,251	272,585	100.0	9,037	192,713	100.0	△79,872
Ⅱ 売上原価							
1. 製品売上原価							
1) 製品期首たな卸高	20,498			9,110			
2) 当期製品製造原価	186,264			148,042			
3) 他勘定受入高※2	1,146			390			
小計	207,909			157,543			
4) 他勘定振替高※3	9,824			10,722			
5) 製品期末たな卸高	9,110			2,845			
合計	188,974			143,975			
2. 商品売上原価							
1) 商品期首たな卸高	3,221			729			
2) 当期商品仕入高	17,788			17,551			
3) 他勘定受入高※4	133			69			
小計	21,143			18,349			
4) 他勘定振替高※5	9,724			6,309			
5) 商品期末たな卸高	729			439			
合計	10,689			11,600			
3. アミューズメント施設収入原価	58,424	258,088	94.7	29,997	185,573	96.3	△72,515
売上総利益		14,496	5.3		7,139	3.7	△7,356
Ⅲ 販売費及び一般管理費							
1. 荷造発送費	3,131			2,713			
2. 広告費	20,592			4,106			
3. 貸倒引当金繰入額	423			555			
4. 従業員給与手当	4,545			3,224			
5. 従業員賞与	1,174			1,111			
6. 役員退職慰労金引当金繰入額	2			10			
7. 賃借料	2,840			2,029			
8. 減価償却費	1,287			1,738			
9. 研究開発費※13	4,573			2,559			
10. 支払手数料	4,702			5,406			
11. その他	5,746	49,022	18.0	4,453	27,908	14.5	△21,113
営業損失		34,525	△12.7		20,768	△10.8	13,756

（単位　百万円）

期別 / 科目	第42期（自 平成11年４月１日 至 平成12年３月31日）			第43期（自 平成12年４月１日 至 平成13年３月31日）			比較増減（△）
	金額		百分比	金額		百分比	
			%			%	
Ⅳ　営業外収益							
1.　受取利息※1	1,105			1,552			
2.　有価証券利息	127			1,005			
3.　受取配当金	83			84			
4.　為替差益	―			1,116			
5.　投資事業組合収益	727			1,700			
6.　受託業務等収入※1	―			1,490			
7.　その他	962	3,005	1.1	1,286	8,236	4.3	5,230
Ⅴ　営業外費用							
1.　支払利息	629			596			
2.　社債利息	1,173			895			
3.　社債発行費償却	733			733			
4.　為替差損	360			―			
5.　アミューズメント施設機器除却損	332			496			
6.　委託業務等費用※1	―			1,068			
7.　その他	965	4,195	1.5	1,439	5,230	2.7	1,034
経常損失		35,715	△13.1		17,762	△9.2	17,953
Ⅵ　特別利益							
1.　投資有価証券売却益	7,785			―			
2.　ネットワーク事業譲渡益※12	4,700			―			
3.　大川功氏からの個人財産受贈益※6	―			77,913			
4.　その他	1,072	13,558	5.0	33	77,947	40.4	64,388
Ⅶ　特別損失							
1.　たな卸資産等処分損※1※7	1,745			42,416			
2.　アミューズメント施設整理損	―			1,964			
3.　固定資産除却損※8	457			734			
4.　投資有価証券売却損	―			837			
5.　投資有価証券評価損	552			4,432			
6.　関係会社株式評価損※9	1,242			41,178			
7.　貸倒損失	―			6,536			
8.　貸倒引当金繰入額※10	4,272			38,060			
9.　債務保証損失引当金繰入額※11	1,589			―			
10.　特別退職金	2,016			944			
11.　外貨建長期金銭債権為替差損	1,235			―			
12.　退職給付会計基準変更時差異償却	―			2,386			
13.　その他※1	1,182	14,292	5.3	6,773	146,264	75.9	131,971
税引前当期純損失		36,449	△13.4		86,080	△44.7	△49,630
法人税、住民税及び事業税		350	0.1		1,160	0.6	810
当期純損失		36,799	△13.5		87,240	△45.3	△50,440
前期繰越利益		3,320			―		△3,320
前期繰越損失		―			33,352		△33,352
税効果会計適用に伴う固定資産圧縮積立金取崩額		118			―		△118
当期未処理損失		33,361			120,593		△87,231

（イ）製品製造原価明細書

（単位　百万円）

科目＼期別	第42期（自 平成11年4月1日 至 平成12年3月31日）金額		構成比	第43期（自 平成12年4月1日 至 平成13年3月31日）金額		構成比	比較増減（△）
			%			%	
Ⅰ 材料費		118,560	64.9		91,624	61.9	△26,935
Ⅱ 労務費		7,859	4.3		4,264	2.9	△3,595
Ⅲ 経費							
1. 外注加工費	21,270			17,536			
2. その他	34,930	56,201	30.8	34,575	52,111	35.2	△4,090
当期総製造費用※13		182,621	100.0		148,000	100.0	△34,622
期首仕掛品たな卸高		6,360			535		
合計		188,982			148,536		
他勘定振替高※2		2,182			405		
期末仕掛品たな卸高		535			88		
当期製品製造原価		186,264			148,042		

（注）

第42期	第43期
1. 原価計算の方法 組別総合原価計算を採用しております。 ※2. 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器　1百万円 アミューズメント施設収入原価　251百万円 無形固定資産（その他）　1,910百万円 その他　18百万円 計　2,182百万円	1. 同左 ※2. 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器　69百万円 アミューズメント施設収入原価　103百万円 無形固定資産（その他）　220百万円 その他　12百万円 計　405百万円

（ロ）アミューズメント施設収入原価明細書

（単位　百万円）

科目＼期別	第42期（自 平成11年4月1日 至 平成12年3月31日）金額		構成比	第43期（自 平成12年4月1日 至 平成13年3月31日）金額		構成比	比較増減（△）
			%			%	
Ⅰ アミューズメント施設機器減価償却費		11,676	20.0		4,554	15.2	△7,122
Ⅱ アミューズメント施設機器維持費		2,709	4.6		1,393	4.6	△1,316
Ⅲ アミューズメント施設運営費							
1. 労務費	11,529			5,978			
2. 家賃	6,640			3,510			
3. 景品費	6,220			3,177			
4. 水道光熱費	3,808			2,228			
5. その他	15,840	44,038	75.4	9,155	24,050	80.2	△19,988
当期アミューズメント施設収入原価		58,424	100.0		29,997	100.0	△28,427

③ 損失処理計算書

（単位　百万円）

科目 ＼ 期別	第42期（株主総会承認日 平成12年6月29日）金額	第43期（株主総会承認日 平成13年6月28日）金額
Ⅰ 当期未処理損失	33,361	120,593
Ⅱ 損失処理額		
任意積立金取崩額		
固定資産圧縮積立金取崩額	8	6
Ⅲ 次期繰越損失	33,352	120,586

重要な会計方針

第42期 （自 平成11年4月1日 至 平成12年3月31日）	第43期 （自 平成12年4月1日 至 平成13年3月31日）
1. 有価証券の評価基準および評価方法 (1) 取引所の相場のある有価証券 移動平均法による低価法(洗替え方式) (2) その他の有価証券 移動平均法による原価法 なお、特定金銭信託に含まれる有価証券についても上記の評価基準および評価方法によっております。 2. たな卸資産の評価基準および評価方法 移動平均法による原価法	1. 資産の評価基準および評価方法 (1) たな卸資産 ……移動平均法による原価法 (2) 有価証券 ① 子会社株式および関連会社株式 ……移動平均法による原価法 ② その他有価証券 時価のあるもの ……期末日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、取得原価は移動平均法により算定) 時価のないもの ……移動平均法による原価法 ③ 自己株式 ……移動平均法による原価法
3. 固定資産の減価償却の方法 (1) 有形固定資産 法人税法に基づく定率法 なお、アミューズメント施設機器の一部については使用年数を考慮し耐用年数を短縮しております。 ただし、平成10年4月1日以降取得した建物(建物附属設備は除く)については定額法によっております。 定期借地権契約による借地上の建物・構築物については、耐用年数を定期借地権の残存期間、残存価額を零とした定額法によっております。 (2) 無形固定資産 ソフトウェアについては、社内における利用可能期間(5年)に基づく定額法を、その他の無形固定資産については、法人税法に基づく定額法によっております。 (3) 長期前払費用 法人税法に基づく均等償却	2. 固定資産の減価償却の方法 (1) 有形固定資産 ……定率法 ただし、平成10年4月1日以降取得した建物(建物附属設備は除く)については定額法によっております。 定期借地権契約による借地上の建物・構築物については、耐用年数を定期借地権の残存期間、残存価額を零とした定額法によっております。 (2) 無形固定資産 ……定額法 なお、ソフトウェアについては、社内における利用可能期間(5年)に基づく定額法によっております。
4. 繰延資産の処理方法 (1) 社債発行費 支出時より3年間で毎期均等償却しております。	3. 繰延資産の処理方法 ……社債発行費については3年間で均等償却しております。
5. 引当金の計上基準 (1) 貸倒引当金 債権の貸倒れによる損失に備えるため、法人税法の規定による実績繰入率による繰入限度額のほか、特定の債権について所要額を計上しております。	4. 引当金の計上基準 (1) 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

第42期 (自 平成11年4月1日 至 平成12年3月31日)	第43期 (自 平成12年4月1日 至 平成13年3月31日)
(2) 退職給与引当金 従業員への退職金支給に備えるため、期末自己都合要支給額(適格退職年金部分を除く)の100%を計上しておりましたが、平成2年6月より退職金制度の100%について適格退職年金制度(平成5年11月より調整年金制度)を採用したため過去勤務費用の掛金期間に対応して取崩しております。	(2) 退職給付引当金 従業員への退職給付に備えるため、当期末における退職給付債務および年金資産の見込額に基づき、当期末において発生していると認められる額を計上しております。また、会計基準変更時差異(2,468百万円)については、当中間期に15年による按分額を費用処理いたしましたが、当下期において特別退職プログラムが実施されたことにともない、会計基準変更時差異の未償却残高(2,386百万円)を一括して費用処理しております。なお、当中間期で当期と同一の処理を行った場合、経常損失は82百万円減少し、税引前中間純損失は1,234百万円増加することとなります。また、数理計算上の差異については、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による按分額を翌期から定額法により費用処理することとしております。
(3) 役員退職慰労金引当金 役員への退職慰労金支給に備えるため、内規による必要額を計上しております。 (4) 債務保証損失引当金 債務保証等に係る損失に備えるため、被保証者の財政状態の実情を勘案し、損失負担見込額を計上しております。	(3) 役員退職慰労金引当金 同　　左
6. リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	5. リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。 6. ヘッジ会計の方法 (1) ヘッジ会計の方法 為替予約を付した外貨建金銭債権債務等について、振当処理を行なっております。 (2) ヘッジ手段 先物為替予約 (3) ヘッジ対象 外貨建金銭債権債務等 (4) ヘッジ方針 ヘッジ取引の目的は、ヘッジ対象である外貨金銭債権債務等の為替相場変動による損失の可能性を減殺することとしております。
7. その他財務諸表作成のための基本となる重要な事項 (1) 調整年金制度 平成5年11月1日より退職金制度の100%について調整年金制度を採用しております。 a) 平成12年3月31日現在の過去勤務費用の現在額は1,167百万円であります。 b) 過去勤務費用の掛金期間は20年であります。なお、移行にともなう退職給与引当金超過額は過去勤務費用の掛金期間に対応して取崩しております。 (2) 消費税等の会計処理 税抜方式によっております。	7. 消費税等の会計処理 税抜方式によっております。

(表示方法の変更)

第42期 (自 平成11年4月1日 至 平成12年3月31日)	第43期 (自 平成12年4月1日 至 平成13年3月31日)
――――――	当期において短期貸付金が資産の総額の100分の1を超えたため、貸借対照表上「短期貸付金」として区分掲記しております。なお、前期は流動資産の「その他」に741百万円含まれております。

(追 加 情 報)

第42期 (自 平成11年4月1日 至 平成12年3月31日)	第43期 (自 平成12年4月1日 至 平成13年3月31日)
(税効果会計の適用) 財務諸表等規則の改正により、当期から税効果会計を適用しております。この変更による損益に与える影響はありません。	(退職給付会計) 当期より退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会 平成10年6月16日))を適用しております。この結果、従来の方法によった場合と比較して、退職給付費用が2,483百万円増加し、経常損失は97百万円、税引前当期純損失は2,483百万円それぞれ増加しております。また、退職給与引当金は、退職給付引当金に含めて表示しております。
(市場販売目的のソフトウェア) ゲームソフト制作費については、従来、ゲームソフト完成時の製造原価に計上しておりましたが、「研究開発費等に係る会計基準」(企業会計審議会)および「研究開発費及びソフトウェアの会計処理に関する実務指針」(日本公認会計士協会 会計制度委員会報告第12号 平成11年3月31日)に従い、当期より支出時の製造原価に計上するとともに、前期以前に制作を開始したものについては、同報告の経過措置の適用により従来の会計処理方法を継続して採用しております。この変更により、従来と同一の基準を適用した場合と比較して、営業損失、経常損失および税引前当期純損失がそれぞれ1,729百万円増加しております。	(金融商品会計) 当期より金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会 平成11年1月22日)」)を適用し、有価証券の評価基準について変更しております。この結果、従来の方法によった場合と比較して、税引前当期純損失は5,873百万円減少しております。また、期首時点で保有する有価証券101百万円の保有目的を検討し、すべて投資有価証券として表示しております。
(自社利用のソフトウェア) 当期より自社利用のソフトウェアの表示については、「研究開発費及びソフトウェアの会計処理に関する実務指針」(日本公認会計士協会 会計制度委員会報告第12号 平成11年3月31日)の適用により、投資その他の資産の「長期前払費用」から無形固定資産の「ソフトウェア」に変更しております。なお、前期以前に取得したものについては、同報告の経過措置の適用により従来の会計処理方法を継続して採用しております。	(外貨建取引等会計処理基準) 当期より改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しております。これによる影響はありません。

注　記　事　項

（貸借対照表関係）

<table>
<tr><th>第　42　期
（平成12年３月31日現在）</th><th>第　43　期
（平成13年３月31日現在）</th></tr>
<tr><td>――――――</td><td>※１　担保に供している資産および対応する債務
(1) 担保に供している資産
投資有価証券　30,572百万円
(2) 担保提供資産に対応する債務
短期借入金　20,815百万円</td></tr>
<tr><td>※２　関係会社項目
関係会社に対する科目として区分掲記されたもののほか、次のものがあります。
売掛金　35,788百万円
未収入金　3,099百万円
未払費用　7,237百万円</td><td>※２　関係会社項目
関係会社に対する科目として区分掲記されたもののほか、次のものがあります。
受取手形および売掛金　14,076百万円
未払費用　9,802百万円</td></tr>
<tr><td>※３　主な外貨建資産・負債は、次のとおりであります。
現金預金　7,089百万円　〔46,409千USドル　12,787千Stgポンド〕
売掛金　30,137百万円　〔201,470千USドル　51,666千Stgポンド　その他〕
投資有価証券　3,740百万円　〔25,735千USドル　その他〕
関係会社株式　38,385百万円　〔92,913千Stgポンド　173,150千USドル　その他〕
長期貸付金　2,932百万円　〔22,381千USドル　2,564千Aドル〕
関係会社長期貸付金　10,207百万円　〔96,300千USドル〕
買掛金　4,075百万円　〔38,286千USドル　69千Stgポンド〕
未払費用　7,429百万円　〔59,789千USドル　6,112千Stgポンド　その他〕
なお、外貨建長期金銭債権の決算時の為替相場による円換算額および換算差額は次のとおりであります。

科目 ｜ 外貨額 ｜ 貸借対照表計上額 ｜ 決算時の為替相場による円換算額 ｜ 差額
長期貸付金 ｜ 22,381千USドル ｜ 2,711百万円 ｜ 2,375百万円 ｜ 335(損)百万円
同上 ｜ 2,564千Aドル ｜ 221百万円 ｜ 166百万円 ｜ 54(損)百万円
関係会社長期貸付金 ｜ 96,300千USドル ｜ 10,207百万円 ｜ 10,222百万円 ｜ 14(益)百万円</td><td>――――――</td></tr>
<tr><td>※４　固定化営業債権は、破産債権、更生債権その他これらに準ずる債権であります。</td><td>※４　同　左</td></tr>
<tr><td>※５　会社が発行する株式の総数　200,000,000株
発行済株式総数　122,495,720株</td><td>※５　会社が発行する株式の総数　600,000,000株
発行済株式総数　162,398,464株</td></tr>
</table>

第42期
(平成12年3月31日現在)

6 保証債務

(1) 保証債務

① 建物賃借料の支払(リース債務)保証

被保証者	金額
セガ エンタープライゼス,インク.(U.S.A.)	4,919百万円 (46,341千USドル)
セガ ゲームワークス L.L.C.	542百万円 (5,110千USドル)
クロス プロダクツ リミテッド	98百万円 (581千Stgポンド)
セガ オブ アメリカ, インク.	3,701百万円 (34,871千USドル)
セガ ドットコム, インク.	16百万円 (160千USドル)
計	9,278百万円

② 銀行借入の支払い保証

被保証者	金額
セガ エンタープライゼス,インク.(U.S.A.)	3,025百万円 (28,500千USドル)
アトラス ドリーム エンターテイメント カンパニー リミテッド	119百万円 (1,125千USドル)
セガ オブ アメリカ ドリームキャスト, インク.	1,539百万円 (14,500千USドル)
セガ ヨーロッパ リミテッド	735百万円 (4,347千Stgポンド)
(株)エイティーワン・エンタテインメント	780百万円
(株)ネクステック	50百万円
(株)セガ・ミュージック・ネットワークス	1,016百万円
計	7,265百万円

―――――

(2) 保証予約等

① 銀行借入に対する念書

被保証者	金額
セガ ヨーロッパ リミテッド	3,228百万円 (19,078千Stgポンド)
(株)トリロジー	60百万円
リンガフォン・ジャパン(株)	100百万円
計	3,388百万円

② 長期延払債務に対する念書

被保証者	金額
セガ ヨーロッパ リミテッド	592百万円 (3,500千Stgポンド)

③ リース資産の買取保証

被保証者	金額
(株)セガ・リース	233百万円

第43期
(平成13年3月31日現在)

6 保証債務

(1) 保証債務

① 建物賃借料の支払(リース債務)保証

被保証者	金額
セガ エンタープライゼス,インク.(U.S.A.)	5,302百万円 (42,795千USドル)
セガ ゲームワークス L.L.C.	539百万円 (4,353千USドル)
クロス プロダクツ リミテッド	89百万円 (504千Stgポンド)
セガ オブ アメリカ ドリームキャスト, インク.	4,195百万円 (33,861千USドル)
ヴジュアル コンセプツ エンターテインメント, インク.	1,487百万円 (12,005千USドル)
計	11,614百万円

② 銀行借入の支払い保証

被保証者	金額
セガ エンタープライゼス,インク.(U.S.A.)	2,973百万円 (24,000千USドル)
セガ オブ アメリカ ドリームキャスト, インク.	1,796百万円 (14,500千USドル)
セガ ヨーロッパ リミテッド	3,379百万円 (19,078千Stgポンド)
セガ アミューズメンツ ヨーロッパ リミテッド	177百万円 (1,000千Stgポンド)
(株)ネクステック	50百万円
(株)セガ・ミュージック・ネットワークス	758百万円
計	9,135百万円

③ 長期延払債務の支払い保証

被保証者	金額
セガ ヨーロッパ リミテッド	619百万円 (3,500千Stgポンド)

(2) 保証予約等

① 銀行借入に対する念書

被保証者	金額
リンガフォン・ジャパン(株)	100百万円

―――――

② リース資産の買取保証

被保証者	金額
(株)セガ・リース	46百万円

※7 期末日満期手形の処理

期末日満期手形の会計処理については、手形交換日をもって決済処理をしております。なお、当期末日は、金融機関の休日であったため次の期末日満期手形が期末残高に含まれております。

受取手形	487百万円
支払手形	4,469百万円

（損益計算書関係）

第42期 (自 平成11年４月１日 至 平成12年３月31日)	第43期 (自 平成12年４月１日 至 平成13年３月31日)
※１ 関係会社項目 (1) 関係会社に対する売上高は次のとおりであります。 製品売上高 135,002百万円 商品売上高 13,181百万円 アミューズメント施設収入 7百万円 ロイヤリティ収入 1,574百万円 (2) 関係会社に対する営業外収益は次のとおりであります。 受取利息 667百万円	※１ 関係会社項目 (1) 関係会社に対する売上高は次のとおりであります。 製品売上高 77,913百万円 商品売上高 8,424百万円 アミューズメント施設収入 154百万円 ロイヤリティ収入 1,914百万円 (2) 関係会社に対する営業外収益は次のとおりであります。 受取利息 1,342百万円 受託託業務等収入 1,490百万円 (3) 関係会社に対する営業外費用は次のとおりであります。 委託業務等費用 1,068百万円 (4) 関係会社に対する特別損失は次のとおりであります。 たな卸資産等処分損 11,275百万円 その他特別損失 6,035百万円
※２ 他勘定受入高の内訳は次のとおりであります。 アミューズメント施設機器 1,146百万円	※２ 他勘定受入高の内訳は次のとおりであります。 アミューズメント施設機器 390百万円
※３ 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器 6,043百万円 アミューズメント施設収入原価 2,082百万円 その他 1,699百万円 計 9,824百万円	※３ 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器 3,418百万円 アミューズメント施設収入原価 1,054百万円 その他 6,249百万円 計 10,722百万円
※４ 他勘定受入高の内訳は次のとおりであります。 アミューズメント施設機器 133百万円	※４ 他勘定受入高の内訳は次のとおりであります。 アミューズメント施設機器 69百万円
※５ 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器 3,458百万円 アミューズメント施設収入原価 6,187百万円 その他 78百万円 計 9,724百万円	※５ 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器 2,985百万円 アミューズメント施設収入原価 3,252百万円 その他 71百万円 計 6,309百万円

第42期（自 平成11年4月1日 至 平成12年3月31日）	第43期（自 平成12年4月1日 至 平成13年3月31日）
	※6 大川功氏より贈与を受けた財産の明細 短期貸付金 9,134百万円 自己株式 33,573百万円 投資有価証券 18,716百万円 関係会社株式 38,506百万円 関係会社社債 301百万円 出資金 7,132百万円 長期貸付金 1,900百万円 関係会社長期貸付金 4,000百万円 貸倒引当金 △4,700百万円 資産合計 108,564百万円 短期借入金 21,815百万円 未払金 8,836百万円 負債合計 30,651百万円 差引 77,913百万円
※7 コンシューマ機器およびアミューズメント機器のハード、ソフトに係る評価損および廃棄損であります。	※7 コンシューマ機器およびアミューズメント機器のハード、ソフトに係る評価損および廃棄損ならびに前払ソフト開発費の償却損であります。
※8 固定資産除却損の内訳は次のとおりであります。 建物 457百万円	※8 固定資産除却損の内訳は次のとおりであります。 建物 734百万円
	※9 セガ エンタープライゼス，インク.(U.S.A.)に対するもの17,919百万円およびセガ ヨーロッパ リミテッドに対するもの15,014百万円他であります。
※10 長期貸付金(セガ ゲーミング テクノロジー，インク.およびデータイースト(株))に対するもの3,118百万円他であります。	※10 セガ オブ アメリカ ドリームキャスト，インク.に対するもの16,071百万円およびセガ ヨーロッパ リミテッドに対するもの15,002百万円他であります。
※11 セガ ゲーミング テクノロジー，インク.の銀行借入の保証に対するものであります。	
※12 (株)ISAOに対するものであります。	
※13 一般管理費および当期製造費用に含まれる研究開発費は、30,111百万円であります。	※13 一般管理費および当期製造費用に含まれる研究開発費は、21,520百万円であります。

（リース取引関係）

第42期 （自 平成11年4月1日 至 平成12年3月31日）	第43期 （自 平成12年4月1日 至 平成13年3月31日）

第42期（自 平成11年4月1日 至 平成12年3月31日）

（借　手　側）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額および期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
アミューズメント施設機器	百万円 935	百万円 690	百万円 244
建物	2,248	1,069	1,178
工具器具備品	6,168	2,900	3,268
合計	9,352	4,660	4,692

(2) 未経過リース料期末残高相当額

1年内	1,941百万円
1年超	2,966百万円
合計	4,907百万円

(3) 支払リース料、減価償却費相当額および支払利息相当額

支払リース料	2,680百万円
減価償却費相当額	2,435百万円
支払利息相当額	223百万円

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

(5) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2. オペレーティング・リース(借手)取引

未経過リース料

1年内	133百万円
1年超	42百万円
合計	175百万円

第43期（自 平成12年4月1日 至 平成13年3月31日）

（借　手　側）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額および期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
アミューズメント施設機器	百万円 69	百万円 57	百万円 11
建物	1,723	1,052	670
工具器具備品	5,577	3,386	2,191
合計	7,370	4,496	2,873

(2) 未経過リース料期末残高相当額

1年内	1,418百万円
1年超	1,611百万円
合計	3,029百万円

(3) 支払リース料、減価償却費相当額および支払利息相当額

支払リース料	2,045百万円
減価償却費相当額	1,880百万円
支払利息相当額	143百万円

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

(5) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2. オペレーティング・リース(借手)取引

未経過リース料

1年内	55百万円
1年超	17百万円
合計	73百万円

第42期（自 平成11年4月1日 至 平成12年3月31日）

（貸手側）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額、減価償却累計額および期末残高

	取得価額	減価償却累計額	期末残高
	百万円	百万円	百万円
アミューズメント施設機器	115	46	69

(2) 未経過リース料期末残高相当額

1年内	58百万円
1年超	11百万円
合計	69百万円

(3) 受取リース料、減価償却費および受取利息相当額

受取リース料	29百万円
減価償却費	28百万円
受取利息相当額	0百万円

(4) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2. オペレーティング・リース取引

該当事項はありません。

第43期（自 平成12年4月1日 至 平成13年3月31日）

（貸手側）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額、減価償却累計額および期末残高

	取得価額	減価償却累計額	期末残高
	百万円	百万円	百万円
アミューズメント施設機器	69	57	11

(2) 未経過リース料期末残高相当額

1年内	11百万円
1年超	—百万円
合計	11百万円

(3) 受取リース料、減価償却費および受取利息相当額

受取リース料	35百万円
減価償却費	34百万円
受取利息相当額	0百万円

(4) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2. オペレーティング・リース取引

該当事項はありません。

(有価証券関係)

※　当連結会計年度に係る「有価証券」(子会社および関連会社株式で時価のあるものを除く)および前連結会計年度に係る「有価証券の時価等」については、連結財務諸表における注記事項として記載しております。

第43期(平成13年3月31日現在)

有　価　証　券

子会社および関連会社株式で時価のあるもの

(単位　百万円)

種　　　類	貸借対照表計上額	時　　　価	差　　　額
関連会社株式	24,671	21,618	△3,053

（税効果会計関係）

第42期		第43期	
1. 繰延税金資産および繰延税金負債の発生の主な原因別の内訳		1. 繰延税金資産および繰延税金負債の発生の主な原因別の内訳	
	(単位 百万円)		(単位 百万円)
	第42期(平成12年3月31日現在)		第43期(平成13年3月31日現在)
繰延税金資産		繰延税金資産	
貸倒引当金損金算入限度超過額	21,263	貸倒引当金損金算入限度超過額	18,864
投資有価証券評価減	5,709	投資有価証券評価減	23,577
たな卸資産評価減	2,359	たな卸資産評価減	12,822
その他	4,346	その他	7,297
繰越欠損金	20,191	繰越欠損金	27,854
繰延税金資産小計	53,868	繰延税金資産小計	90,417
評価性引当額	△53,757	評価性引当額	△90,311
繰延税金資産合計	111	繰延税金資産合計	106
繰延税金負債		繰延税金負債	
固定資産圧縮積立金	111	固定資産圧縮積立金	106
		その他有価証券評価差額	907
繰延税金負債合計	111	繰延税金負債合計	1,013
繰延税金資産の純額	—	繰延税金負債の純額	907

（1株当たり情報）

項目	第42期	第43期
1株当たり純資産額	861円45銭	782円46銭
1株当たり当期純損失	335円17銭	559円5銭
潜在株式調整後1株当たり当期純利益	潜在株式調整後1株当たり当期純利益は1株当たり当期純損失が計上されているため記載しておりません。	同左

（重要な後発事象）

第42期(自 平成11年4月1日 至 平成12年3月31日)

(1) 第三者割当による新株の払込

平成12年2月28日の取締役会決議による第三者割当による新株発行の払込み(101,376百万円)が平成12年4月3日に行われました。

① 発行新株式数 36,000,000株
② 増加資本金 50,688百万円
③ 増加資本準備金 50,688百万円

これにより、平成12年4月4日現在の発行済株式総数は、158,495,720株、資本金は、114,837百万円、資本準備金は、114,362百万円となっております。

(2) アミューズメント施設運営部門の営業譲渡

当社は、より明確な責任体制のもとでスピーディーな意思決定が事業に反映され、且つ全国各地広範囲で運営する店舗の、地域に密着した適切な運営が可能になり、より一層の安定した高収益事業を構築することを目的として、平成12年6月29日開催の株主総会において、アミューズメント施設運営部門を営業譲渡することを決議いたしました。

1) 譲渡する相手の会社名、事業の内容

項目	譲受会社				
	(株)セガアミューズメント東日本(仮称)	(株)セガ・アミューズメント東京	(株)セガアミューズメント東海(仮称)	(株)セガ・アミューズメント関西	(株)セガアミューズメント西日本(仮称)
本店所在地	埼玉県大宮市三橋1丁目336番地1(予定)	東京都大田区東糀谷2丁目12番14号	名古屋市名東区社が丘1丁目804番地(予定)	大阪府豊中市豊南町東2丁目5番3号	福岡市博多区博多駅南5丁目7番5号(予定)
代表者	泉谷 享(予定)	三木和徳(予定)	丹野成仁(予定)	増井尉夫(予定)	上野 聖(予定)
資本金	2億円(増資予定)	2億円(増資予定)	2億円(増資予定)	2億円(増資予定)	2億円(増資予定)
株主	(株)セガ・エンタープライゼス(100%)	(株)セガ・エンタープライゼス(100%)	(株)セガ・エンタープライゼス(100%)	(株)セガ・エンタープライゼス(100%)	(株)セガ・エンタープライゼス(100%)
主要事業目的	アミューズメント施設の運営	アミューズメント施設の運営	アミューズメント施設の運営	アミューズメント施設の運営	アミューズメント施設の運営

2) アミューズメント施設運営部門の平成12年3月期における経営成績

	アミューズメント施設運営部門	当社平成12年3月期	比率
売上高	71,710百万円	272,585百万円	26.32%
営業利益(△は損失)	5,990百万円	△34,525百万円	—

(注) 記載金額は百万円未満を切り捨てて表示しております。なお、営業利益の金額は、店舗利益から間接費を売上比率または人件費比率で配分した額を控除して算出しております。

3) 譲渡する資産・負債の額(平成12年3月31日現在)

(単位 百万円)

科目		譲受会社				
		(株)セガアミューズメント東日本(仮称)	(株)セガ・アミューズメント東京	(株)セガアミューズメント東海(仮称)	(株)セガ・アミューズメント関西	(株)セガアミューズメント西日本(仮称)
		金額	金額	金額	金額	金額
資産	流動資産	975	1,051	763	1,137	893
	固定資産	8,975	7,460	6,868	10,120	9,225
	有形固定資産	4,802	4,258	4,038	6,098	4,704
	無形固定資産	—	—	—	—	—
	投資等	4,173	3,202	2,830	4,022	4,521
	資産合計	9,950	8,511	7,631	11,257	10,118
負債	流動負債	—	—	—	—	—
	固定負債	—	—	—	—	—
	負債合計	—	—	—	—	—

(注) 記載金額は百万円未満を切り捨てて表示しております。

4) 譲渡のスケジュール

平成12年5月23日　　営業譲渡承認取締役会

平成12年6月29日　　営業譲渡承認株主総会

平成12年7月中　　営業譲渡契約書締結(予定)

平成12年10月1日　　営業譲渡(予定)

5) 譲渡価額

譲渡財産の対価は、譲渡財産の譲渡日現在における簿価を基準とし、当社および営業譲渡先の間で別途協議の上、決定いたします。なお、確定しました対価の支払時期、支払方法等につきましては、当社および営業譲渡先の間で別途協議の上、決定いたします。

(3) ソフトウェア研究開発部門の分社化

当社は、現在保有する強力なソフト開発力をベースとした、ゲームソフト開発の産業化を目的として平成12年6月29日開催の株主総会において、ソフトウェア研究開発部門の分社化を行うことを決議いたしました。

1) 分社化する会社の名称等

商号	本店所在地	代表者	資本金	株主	主たる事業の内容	設立年月
(株)ワウ	東京都大田区東糀谷2丁目12番14号	代表取締役社長 中川力也	120百万円	(株)セガ・エンタープライゼス(100%)	ゲームソフトウェア研究開発	平成12年4月
(株)ヒットメーカー	東京都大田区東糀谷2丁目12番14号	代表取締役社長 小口久雄	140百万円	(株)セガ・エンタープライゼス(100%)	ゲームソフトウェア研究開発	平成12年4月
(株)アミューズメントヴィジョン	東京都大田区東糀谷2丁目12番14号	代表取締役社長 名越俊弘	60百万円	(株)セガ・エンタープライゼス(100%)	ゲームソフトウェア研究開発	平成12年4月
(株)セガ・ロッソ	東京都大田区東糀谷2丁目12番14号	代表取締役社長 佐々木建仁	40百万円	(株)セガ・エンタープライゼス(100%)	ゲームソフトウェア研究開発	平成12年4月
(株)スマイルビット	東京都大田区羽田1丁目2番12号	代表取締役社長 新井瞬	120百万円	(株)セガ・エンタープライゼス(100%)	ゲームソフトウェア研究開発	平成12年4月
(株)オーバーワークス	東京都大田区羽田1丁目2番12号	代表取締役社長 大場規勝	100百万円	(株)セガ・エンタープライゼス(100%)	ゲームソフトウェア研究開発	平成12年4月
(株)ソニックチーム	東京都大田区羽田1丁目2番12号	代表取締役社長 中裕司	80百万円	(株)セガ・エンタープライゼス(100%)	ゲームソフトウェア研究開発	平成12年4月
(株)ユナイテッド・ゲーム・アーティスツ	東京都渋谷区渋谷1丁目12番1号	代表取締役社長 水口哲也	40百万円	(株)セガ・エンタープライゼス(100%)	ゲームソフトウェア研究開発	平成12年4月
(株)ウェーブマスター	東京都大田区羽田1丁目2番12号	代表取締役社長 牧野幸文	30百万円	(株)セガ・エンタープライゼス(100%)	ゲームソフトウェア研究開発	平成12年4月

2) 分社化の方法

当社のソフトウェア研究開発部門を上記9つの各会社に分社化し、ゲームソフト開発機材を賃貸とし、当社の研究開発部門として開発をした知的成果に関しても当社に残し、その利用を各会社に利用させるに留める等、財産は譲渡せず、また、開発要員のほとんどすべてを出向に留め、当社からの開発外注取引を主な業務といたします。

3) 分社化のスケジュール

平成12年5月23日　　分社化承認取締役会

平成12年6月29日　　分社化承認株主総会

平成12年7月1日　　営業開始(予定)

第43期(自　平成12年4月1日　至　平成13年3月31日)

平成13年5月29日開催の取締役会において2004年満期ゼロ・クーポン円建転換社債を発行することを決議し、平成13年6月18日を払込期日として、以下の内容で発行いたしました。

2004年満期ゼロ・クーポン円建転換社債

発行総額	50,000百万円
発行価格	額面100円につき金100円
利率	本社債に利息は付さない。
償還期限	平成16年6月18日
償還金額	額面100円につき金100円
転換価格	2,398円
手取金の使途	既存社債の償還および家庭用ゲーム機の製造中止にともなって平成13年3月期に計上した特別損失の一部に係る支払ならびにマルチプラットフォームに対応するためのソフト開発費等の運転資金

④ 附属明細表

a. 有価証券明細表

(1) 投資有価証券

その他有価証券

(単位 百万円)

	銘柄	株式数	貸借対照表計上額
株式	エヌ・ティ・ティ移動通信網(株)	1,800	3,924
	(株)アスキー	4,629,000	2,731
	ソフトバンク(株)	544,000	2,556
	(株)アーバンコーポレーション	900,000	1,566
	CSKエレクトロニクス(株)	5,425,000	1,491
	(株)サービスウェア・コーポレション	1,133,000	1,475
	(株)住友銀行	1,218,659	1,364
	シルバーラド リゾート,インク.	10,000	1,239
	(株)武富士	130,000	1,237
	ソフトバンク・インベストメント(株)	215	1,023
	その他101件	—	8,919
	計	—	27,529
債券	銘柄	券面総額	貸借対照表計上額
	エスヴイエンジェル'96リミテッド 2003年満期利益参加型社債他	809	809
その他有価証券合計			28,338
投資有価証券合計			28,338

b．有形固定資産等明細表

（単位　百万円）

資産の種類		前期末残高	当期増加額	当期減少額	当期末残高	減価償却累計額または償却累計額		差引当期末残高	摘要
							当期償却額		
有形固定資産	アミューズメント施設機器	63,136	5,734	65,849	3,021	2,060	4,641	961	
	建物	48,398	725	20,572	28,551	13,032	2,376	15,518	
	構築物	1,867	1	89	1,779	1,187	114	592	
	機械装置	509	—	341	167	130	35	36	
	車輌運搬具	141	16	98	58	37	8	21	
	工具器具備品	19,362	1,456	12,402	8,416	6,186	1,549	2,230	
	土地	22,573	—	16	22,557	—	—	22,557	
	建設仮勘定	6	523	529	—	—	—	—	
	計	155,995	8,457	99,900	64,552	22,634	8,725	41,917	—
無形固定資産	借地権	1,540	—	—	1,540	—	—	1,540	
	商標権	280	0	102	178	51	24	126	
	ソフトウェア	5,374	735	1,324	4,785	2,890	1,110	1,895	
	電話加入権	131	2	0	134	—	—	134	
	その他	1,983	142	1,915	210	35	12	174	
	計	9,310	881	3,342	6,849	2,977	1,147	3,871	—
長期前払費用		8,885	534	2,416	7,003	4,973	1,493	2,030	
繰延資産	社債発行費	2,200	—	2,170	30	20	733	10	—

（注）1.　アミューズメント施設機器の主な増加は、業務用ビデオゲーム等であり、主な減少はアミューズメント施設分社５社への譲渡58,091百万円であります。
2.　建物の主な減少は、アミューズメント施設分社５社への譲渡18,710百万円であります。
3.　工具器具備品の主な減少は、アミューズメント施設分社５社への譲渡2,675百万円、金型等の廃棄等5,834百万円であります。

c．資本金等明細表

（単位　百万円）

区分		前期末残高	当期増加額	当期減少額	当期末残高	摘要
資本金		64,149	53,769	—	117,918	
うち既発行株式	額面普通株式	(122,495,720株) 64,149	(39,902,744株) 53,769	(　—　株) —	(162,398,464株) 117,918	(注)1.
	計	(122,495,720株) 64,149	(39,902,744株) 53,769	(　—　株) —	(162,398,464株) 117,918	—
資本準備金およびその他の資本剰余金	資本準備金 株式払込剰余金	63,674	53,765	—	117,439	(注)1.
	計	63,674	53,765	—	117,439	—
利益準備金および任意積立金	利益準備金	3,007	—	—	3,007	
	任意積立金					
	固定資産圧縮積立金	162	—	8	153	(注)2.
	別途積立金	7,891	—	—	7,891	
	計	11,062	—	8	11,053	—

（注）1.　当期増加額は、第三者割当増資によるもの（額面普通株式36,000,000株、資本金50,688百万円、資本準備金50,688百万円）、転換社債の株式への転換によるもの（額面普通株式3,901,244株、資本金3,079百万円、資本準備金3,076百万円）およびストックオプション制度の新株引受権の権利行使によるもの（額面普通株式1,500株、資本金１百万円、資本準備金１百万円）であります。

2.　当期減少額は、前期決算の損失処理による取崩額であります。

d．引当金明細表

（単位　百万円）

区分	前期末残高	当期増加額	当期減少額		当期末残高	摘要
			目的使用	その他		
貸倒引当金	52,918	50,183	45,817	103	57,180	
債務保証損失引当金	1,589	990	990	1,589	—	
退職給与引当金	518	—	—	518	—	
役員退職慰労金引当金	41	10	—	19	32	

（注）1.　貸倒引当金の当期減少額のその他は、戻入額103百万円であります。

2.　債務保証損失引当金の当期減少額のその他は、貸倒引当金への振替えによるものであります。

3.　退職給与引当金の当期減少額のその他は、退職給付引当金への振替えによるものであります。

4.　役員退職慰労金引当金の当期減少額のその他は、退職慰労金の支給がなかったことによる取崩額であります。

(2) 主な資産及び負債の内容

① 現金及び預金

(単位　百万円)

区分	金額
現金	206
預金	
当座預金	9,048
普通預金	3,150
譲渡性預金	5,000
計	17,199
合計	17,405

② 受取手形

イ．相手先別内訳

(単位　百万円)

相手先	金額
(株)タイトー	607
(株)ナムコ	437
(株)カプコン	274
オリックス(株)	163
(有)山口公商店	112
その他	1,201
合計	2,796

ロ．期日別内訳

(単位　百万円)

期日	金額
1ヵ月以内	1,488
2ヵ月以内	620
3ヵ月以内	438
4ヵ月以内	48
5ヵ月以内	33
5ヵ月超	167
合計	2,796

③ 売　掛　金

イ．相手先別内訳

（単位　百万円）

相手先	金額
セガ オブ アメリカ ドリームキャスト, インク.	5,559
セガ エンタープライゼス, インク. (U.S.A.)	2,401
セガ ヨーロッパ リミテッド	2,304
(株) イデア・コム	953
セガ アミューズメンツ ヨーロッパ リミテッド	744
その他	8,996
合計	20,959

ロ．売掛金の回収状況および滞留状況

（単位　百万円）

前期繰越高 A	当期売上高 B	当期回収高 C	当期末残高 D	回収および滞留状況	
				回収率 $\frac{C}{A+B}$	滞留期間 $D \div \frac{B}{12}$
44,432	198,344	221,816	20,959	91.4%	1.3か月

（注）上記の各金額には消費税等を含んでおります。

④ 商　品

（単位　百万円）

区分	金額
業務用アミューズメント機器	403
コンシューマ機器	35
合計	439

（注）業務用アミューズメント機器には販売用サプライ品（印画紙ほか）が297百万円含まれております。

⑤ 製　品

（単位　百万円）

区分	金額
業務用アミューズメント機器	1,324
コンシューマ機器	1,520
合計	2,845

⑥ 原　材　料

（単位　百万円）

区分	金額
半導体	576
電子・電気部品	890
機構部品・その他	1,978
合計	3,445

⑦ 仕　掛　品

（単位　百万円）

区分	金額
業務用アミューズメント機器	88

⑧ 貯　蔵　品

（単位　百万円）

区分	金額
未使用開発機材	27
景品	7
修理用部品	2
中古ＩＣ基盤・その他	59
合計	97

⑨ 自　己　株　式

（単位　百万円）

会社名	金額
(株)セガ	33,574

⑩ 関係会社株式

（単位　百万円）

会社名	金額
ネクストコム(株)	22,059
(株)ＣＳＫ	12,857
(株)ＩＳＡＯ	5,573
オーエスキャピタル USA,インク.	5,190
(株)トムス・エンタテインメント	2,612
その他48社	7,892
合計	56,185

⑪ 関係会社長期貸付金

（単位　百万円）

相手先	金額
セガ オブ アメリカ ドリームキャスト,インク.	18,780
セガ ヨーロッパ リミテッド	16,883
(株)セガアミューズメント 西日本	8,972
(株)セガ・アミューズメント 関西	8,946
(株)セガアミューズメント 東日本	8,390
その他10社	30,789
合計	92,763

⑫ 支払手形

イ. 相手先別内訳

(単位 百万円)

相手先	金額
日立ソフトウェアエンジニアリング(株)	964
新潟精密(株)	707
オーエスエレクトロニクス(株)	589
日本サムスン(株)	585
現代電子ジャパン(株)	495
その他	8,514
合計	11,857

ロ. 期日別内訳

(単位 百万円)

期日	金額
1ヵ月以内	8,180
2ヵ月以内	1,551
3ヵ月以内	2,124
合計	11,857

⑬ 買掛金

(単位 百万円)

相手先	金額
(株)リョーサン	3,448
コネクサント・システムズ・ジャパン(株)	902
三星電機(株)	762
松下電器産業(株)	233
加賀デバイス(株)	227
その他	5,338
合計	10,912

⑭ 短期借入金

(単位 百万円)

借入先	金額
(株)住友銀行	13,945
住友信託銀行(株)	9,500
(株)百十四銀行	1,000
(株)三和銀行	870
(株)あさひ銀行	500
合計	25,815

(注) 株式会社住友銀行は、平成13年4月1日付で株式会社さくら銀行と合併し、名称を株式会社三井住友銀行に変更しております。

⑮　1年内返済予定長期借入金

（単位　百万円）

借入先	金額
(株)住友銀行	12,000
(株)三和銀行	10,000
(株)日本興業銀行	5,000
合計	27,000

（注）　株式会社住友銀行は、平成13年4月1日付で株式会社さくら銀行と合併し、名称を株式会社三井住友銀行に変更しております。

⑯　1年内償還予定社債

（単位　百万円）

銘柄	金額
第1回無担保社債(社債間限定同順位特約付)	10,000
第2回無担保社債(社債間限定同順位特約付)	10,000
2002年満期固定利付ユーロ円債	5,000
合計	25,000

⑰　未払費用

（単位　百万円）

区分	金額
広告宣伝費	7,060
支払ロイヤリティ	5,226
研究開発費	2,206
従業員賞与および給与	708
アミューズメント施設臨時従業員雑給	652
その他	3,801
合計	19,655

⑱　転換社債

（単位　百万円）

銘柄	金額
2003年満期円建転換社債(転換価額下方修正条項付)	12,825
第5回無担保転換社債 (転換価額下方修正条項および転換社債間限定同順位特約付)	11,732
合計	24,557

(3) その他

該当事項はありません。

第６　提出会社の株式事務の概要

<table>
<tr><td>決算期</td><td colspan="2">3月31日</td><td>定時株主総会</td><td>6月中</td></tr>
<tr><td>株主名簿閉鎖の期間</td><td colspan="2">—</td><td>基準日</td><td>3月31日</td></tr>
<tr><td rowspan="2">株券の種類</td><td colspan="2" rowspan="2">100株券、1,000株券、10,000株券</td><td>中間配当基準日</td><td>9月30日</td></tr>
<tr><td>1単位の株式数</td><td>100株</td></tr>
<tr><td rowspan="4">株式の名義書換え</td><td>取扱場所</td><td colspan="3">東京都千代田区丸の内一丁目４番４号
住友信託銀行株式会社　証券代行部</td></tr>
<tr><td>代理人</td><td colspan="3">大阪市中央区北浜四丁目５番33号
住友信託銀行株式会社</td></tr>
<tr><td>取次所</td><td colspan="3">住友信託銀行株式会社本店および全国各支店</td></tr>
<tr><td>名義書換手数料</td><td>無料</td><td>新券交付手数料</td><td>無料</td></tr>
<tr><td rowspan="4">単位未満株式の買取り</td><td>取扱場所</td><td colspan="3">東京都千代田区丸の内一丁目４番４号
住友信託銀行株式会社　証券代行部</td></tr>
<tr><td>代理人</td><td colspan="3">大阪市中央区北浜四丁目５番33号
住友信託銀行株式会社</td></tr>
<tr><td>取次所</td><td colspan="3">住友信託銀行株式会社本店および全国各支店</td></tr>
<tr><td>買取手数料</td><td colspan="3">株式の売買の委託に係る手数料相当額として別途定める金額</td></tr>
<tr><td>公告掲載新聞名</td><td colspan="4">日本経済新聞</td></tr>
<tr><td>株主に対する特典</td><td colspan="4">該当事項はありません。</td></tr>
</table>

第７　提出会社の参考情報

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

(1)　臨時報告書　　平成12年４月６日　関東財務局長に提出

企業内容等の開示に関する省令第19条第２項第４号(主要株主の異動)に基づく臨時報告書であります。

(2)　臨時報告書　　平成12年５月24日　関東財務局長に提出

企業内容等の開示に関する省令第19条第２項第８号(営業の譲渡)に基づく臨時報告書であります。

(3)　有価証券報告書及びその添付書類　（事業年度（第42期）　自　平成11年４月１日　至　平成12年３月31日）　平成12年６月30日　関東財務局長に提出

(4)　有価証券届出書及びその添付書類　（ストックオプション制度に基づく株式の募集）　平成12年７月19日　関東財務局長に提出

(5)　臨時報告書　　平成12年10月31日　関東財務局長に提出

企業内容等の開示に関する総理府令第19条第２項第９号(代表取締役の異動)に基づく臨時報告書であります。

(6)　半期報告書　（（第43期中）　自　平成12年４月１日　至　平成12年９月30日）　平成12年12月25日　関東財務局長に提出

(7)　臨時報告書　　平成13年２月７日　関東財務局長に提出

企業内容等の開示に関する内閣府令第19条第２項第４号(主要株主の異動)に基づく臨時報告書であります。

(8)　臨時報告書　　平成13年５月29日　関東財務局長に提出

企業内容等の開示に関する内閣府令第19条第２項第１号(本邦以外での転換社債の発行)に基づく臨時報告書であります。

(9)　有価証券届出書及びその添付書類　（転換社債の募集）　平成13年５月29日　関東財務局長に提出

(10)　臨時報告書の訂正報告書　　平成13年５月31日　関東財務局長に提出

臨時報告書(平成13年５月29日関東財務局長に提出)に係る訂正報告書であります。

(11)　有価証券届出書の訂正届出書　　平成13年５月31日　関東財務局長に提出

有価証券届出書(平成13年５月29日関東財務局長に提出)に係る訂正届出書であります。

(12)　臨時報告書の訂正報告書　　平成13年６月１日　関東財務局長に提出

臨時報告書の訂正報告書(平成13年５月31日関東財務局長に提出)に係る訂正報告書であります。

(13)　有価証券届出書の訂正届出書　　平成13年６月１日　関東財務局長に提出

有価証券届出書の訂正届出書(平成13年５月31日関東財務局長に提出)に係る訂正届出書であります。

(14)　臨時報告書の訂正報告書　　平成13年６月５日　関東財務局長に提出

臨時報告書の訂正報告書(平成13年５月31日および６月１日関東財務局長に提出)に係る訂正報告書であります。

第二部　提出会社の保証会社等の情報

該当事項はありません。

01 SEP 25 AM 8:03

2-B

有価証券報告書

（証券取引法第24条第１項に基づく報告書）

事 業 年 度　　自　平成11年４月１日
（第 42 期）　　至　平成12年３月31日

株式会社セガ・エンタープライゼス

(391049)

有価証券報告書

（証券取引法第24条第１項に基づく報告書）

事業年度　自　平成11年４月１日
（第 42 期）　至　平成12年３月31日

関東財務局長 殿

平成12年６月30日提出

会　社　名　株式会社　セガ・エンタープライゼス

英　訳　名　SEGA ENTERPRISES, LTD.

代表者の役職氏名　代表取締役 会長兼社長　大川　功

本店の所在の場所　東京都大田区羽田１丁目２番12号　電話番号　03―5736―7111

連絡者　執行役員 経理財務部長　山崎　昇一

最寄りの連絡場所　同　上　電話番号　同　上

連絡者　同　上

有価証券報告書の写しを縦覧に供する場所

名　称	所　在　地
東京証券取引所	東京都中央区日本橋兜町２番１号

（本書面の枚数　表紙共48枚）

目　　　次

頁

第一部　企　業　情　報 …… 1
第1　企　業　の　概　況 …… 1
1.　主要な経営指標等の推移 …… 1
2.　沿　　　革 …… 3
3.　事　業　の　内　容 …… 4
4.　関　係　会　社　の　状　況 …… 6
5.　従　業　員　の　状　況 …… 8
第2　事　業　の　状　況 …… 9
1.　業　績　等　の　概　要 …… 9
2.　生産、受注及び販売の状況 …… 11
3.　対　処　す　べ　き　課　題 …… 12
4.　経営上の重要な契約等 …… 12
5.　研　究　開　発　活　動 …… 13
第3　設　備　の　状　況 …… 14
1.　設　備　投　資　等　の　概　要 …… 14
2.　主　要　な　設　備　の　状　況 …… 14
3.　設備の新設、除却等の計画 …… 15
第4　提　出　会　社　の　状　況 …… 16
1.　株　式　等　の　状　況 …… 16
2.　自己株式の取得等の状況 …… 21
3.　配　当　政　策 …… 22
4.　株　価　の　推　移 …… 22
5.　役　員　の　状　況 …… 23
第5　経　理　の　状　況 …… 27
監　査　報　告　書 …… 29
1.　連　結　財　務　諸　表　等 …… 33
監　査　報　告　書 …… 59
2.　財　務　諸　表　等 …… 61
第6　提出会社の株式事務の概要 …… 89
第7　提出会社の参考情報 …… 90

第二部　提出会社の保証会社等の情報 …… 91

第一部　企　業　情　報

第1　企　業　の　概　況

1.　主要な経営指標等の推移

(1) 最近5連結会計年度に係る主要な経営指標等の推移

回　次	第 38 期	第 39 期	第 40 期	第 41 期	第 42 期
決算年月	平成8年3月	平成9年3月	平成10年3月	平成11年3月	平成12年3月
売上高(百万円)	384,816	432,825	331,605	266,194	339,055
経常利益または経常損失(△)(百万円)	4,415	12,884	△ 7,023	△ 7,279	△ 44,271
当期純利益または当期純損失(△)(百万円)	4,208	2,032	△ 35,625	△ 42,880	△ 42,880
純資産額(百万円)	157,873	156,105	122,045	80,640	80,724
総資産額(百万円)	490,567	425,506	368,962	425,613	375,341
1株当たり純資産額(円)	1,568.80	1,551.22	1,212.78	781.26	659.03
1株当たり当期純利益または1株当たり当期純損失(△)(円)	41.86	20.19	△ 354.11	△ 425.27	△ 390.57
潜在株式調整後1株当たり当期純利益(円)	37.93	18.86	—	—	—
自己資本比率(%)	32.2	36.7	33.1	18.9	21.5
自己資本利益率(%)	2.7	1.3	—	—	—
株価収益率(倍)	115.6	153.5	—	—	—
営業活動によるキャッシュ・フロー(百万円)	—	—	—	—	△ 8,801
投資活動によるキャッシュ・フロー(百万円)	—	—	—	—	△ 1,848
財務活動によるキャッシュ・フロー(百万円)	—	—	—	—	△ 21,613
現金及び現金同等物の期末残高(百万円)	—	—	—	—	98,325
従業員数(外、平均臨時雇用者数)(人)	— (—)	— (—)	— (—)	— (—)	4,583 (7,461)

(注) 1.　売上高には消費税等は含まれておりません。

2.　第40期から第42期までの潜在株式調整後1株当たり当期純利益は当期純損失のため記載しておりません。また、第40期から第42期までの自己資本利益率および株価収益率は当期純損失のため記載しておりません。

3.　金額は百万円未満を切り捨てて表示しております。

(2) 提出会社の最近５事業年度に係る主要な経営指標等の推移

回次	第 38 期	第 39 期	第 40 期	第 41 期	第 42 期
決算年月	平成８年３月	平成９年３月	平成10年３月	平成11年３月	平成12年３月
売上高 (百万円)	346,181	359,929	271,474	214,546	272,585
経常利益または経常損失(△) (百万円)	31,708	33,348	11,030	431	△ 35,715
当期純利益または当期純損失(△) (百万円)	5,303	5,571	△ 43,300	△ 33,383	△ 36,799
資本金 (百万円)	39,153	39,153	39,153	42,109	64,149
発行済株式総数 (千株)	100,633	100,633	100,633	103,219	122,495
純資産額 (百万円)	177,643	179,292	132,035	100,636	105,524
総資産額 (百万円)	441,105	387,278	346,538	417,762	363,105
１株当たり純資産額 (円)	1,765.25	1,781.64	1,312.04	974.98	861.45
１株当たり配当額 (円) (内１株当たり中間配当額) (円)	38 (15)	38 (15)	38 (15)	39 (16)	— (—)
１株当たり当期純利益または１株当たり当期純損失(△) (円)	52.75	55.37	△ 430.27	△ 331.08	△ 335.17
潜在株式調整後１株当たり当期純利益 (円)	47.30	48.53	—	—	—
自己資本比率 (%)	40.3	46.3	38.1	24.1	29.1
自己資本利益率 (%)	3.0	3.1	—	—	—
株価収益率 (倍)	91.8	56.0	—	—	—
配当性向 (%)	72.1	68.6	—	—	—
従業員数 (外、平均臨時雇用者数) (人)	3,764 (—)	3,872 (—)	3,982 (—)	3,974 (—)	3,073 (7,361)

(注) 1. 売上高には消費税等は含まれておりません。

2. 第40期から第42期までの潜在株式調整後１株当たり当期純利益は当期純損失のため記載しておりません。また、第40期から第42期までの自己資本利益率および株価収益率は当期純損失のため記載しておりません。

3. 金額は百万円未満を切り捨てて表示しております。

2. 沿　　　　革

昭和26年４月　リチャード・ディ・スチュワートおよびレイモンド・ジェイ・レメーヤーの両名は主に米軍施設に対し、ジュークボックスおよびスロットマシン等の輸入販売ならびに賃貸の業務を開始いたしました。その後、業務用アミューズメント機器の製造に着手するとともにスロットマシン等の輸出業務も開始し、事業規模を拡大、昭和32年１月サービス　ゲームス　ジャパン(株)を設立いたしました。

なお、同社は昭和35年６月に解散し、同年同月に同社の業務を継承した日本娯楽物産(株)（販売部門）と、日本機械製造(株)（製造部門）が設立されました。

昭和35年６月	日本娯楽物産(株)（当社、資本金９百万円本社東京都品川区西大崎）設立。
昭和39年６月	日本機械製造(株)を吸収合併、資本金88百万円となる。
昭和40年１月	本店を現在地に移転。
昭和40年７月	ゲームセンターを運営していた(有)ローゼン・エンタープライゼスを吸収合併、資本金103百万円となる。商号を現商号に変更。
昭和44年３月	米国コングロマリット、ガルフ アンド ウエスタン インダストリーズ，インク．傘下となる。
昭和59年４月	CSK(コンピューターサービス(株)(現(株)CSK))グループの資本参加によりCSKグループの一員となる。
昭和60年３月	当社業務用製品の米国における販売を目的として、当社100%出資子会社セガ　エンタープライゼス，インク．(U.S.A.) 設立。
昭和61年３月	当社コンシューマ機器の米国における販売を目的として、当社100%出資子会社セガ　オブ　アメリカ，インク．設立。
昭和61年11月	株式を(株)日本証券業協会東京地区協会へ店頭銘柄として登録。
昭和62年８月	海外子会社の再編成を目的として、当社100%出資子会社セガ エンタープライゼス，インク．(U.S.A.) の株式100%をセガ オブ アメリカ，インク．へ売却。
昭和63年４月	東京証券取引所市場第二部に上場。
平成２年10月	東京証券取引所市場第一部に指定。
平成３年４月	千葉県印旛郡栄町に、製造、物流の拠点として矢口事業所を設置。
平成３年７月	コンシューマ機器の欧州地域における販売力強化を目的として、当社100%出資子会社セガ ヨーロッパ グループ リミテッド設立。
平成５年３月	パリ証券取引所に上場。
平成６年10月	コンシューマ機器の国内販売を目的として(株)セガ・ユナイテッドを、通信カラオケ機器の販売を目的として(株)セガ・ミュージック・ネットワークス（当社出資比率50.0%）設立。 北米におけるコンシューマ機器・業務用機器の販売およびアミューズメント施設運営等の総合的、効率的事業運営を目的として、当社100%出資子会社セガ ホールディングズ U.S.A.，インク．設立。 中国におけるアミューズメント施設運営と業務用機器販売拡大を目的として、セガ ファーハン カルチャー　エンターテインメント カンパニー リミテッド（当社当初94.9%、現在80.0%出資）設立。
平成７年４月	物流部門の合理化を目的として(株)セガ・ロジスティクスサービス（当社出資比率50.0%）設立。
平成８年３月	欧州コンシューマ機器事業の組織再編成のため欧州のコンシューマ機器部門の持株会社セガ　ヨーロッパ　グループ　リミテッドを解散。同社からセガ　ヨーロッパ　リミテッドの株式を100%取得。
平成９年３月	セガ ホールディングズ U.S.A.，インク．の清算にともない、同社からセガ エンタープライゼス，インク．(U.S.A.) の株式を100%取得。
平成10年１月	国内におけるコンシューマビジネスの流通改革を実現するため、(株)セガ・ユナイテッドと(株)ムーミンが合併し、社名を(株)セガ・ミューズ（当社出資比率46.9%）に変更。
平成10年６月	執行役員制を導入。
平成11年９月	国内におけるネットワーク事業の展開のためインターナショナル・インベストメント(株)（平成12年４月に(株)ISAOに社名変更）の発行済株式30%を取得（現在34.1%出資）。
平成11年10月	米国におけるネットワーク事業の展開のためセガ ドット コム，インク．（当社出資比率44.1%）設立。

3. 事　業　の　内　容

当企業集団は、当社ならびに子会社46社（連結子会社36社）および関連会社13社（持分法適用関連会社7社）から構成されており、業務用機器の開発・製造・販売、コンシューマ機器の開発・製造・販売、アミューズメント施設運営の３つの事業を基盤とした、総合的アミューズメント事業を国内のみならず、広く世界マーケットで展開しております。

当企業集団が営んでいる主な事業内容、各関係会社等の当該事業に係る位置づけおよび事業の種類別セグメントとの関連は次のとおりであります。

○業務用機器販売事業

日本におきましては、(株)セガ・エンタープライゼスの直接子会社である、(株)エスジーエスが風営法7号関連商品の製造販売を、(株)セガ・ミュージック・ネットワークスがカラオケ関連商品の製造販売を、それぞれ行っております。欧州地域においてはセガ　アミューズメンツ　ヨーロッパ　リミテッドが業務用アミューズメント機器製造・販売を行っております。オーストラリアにおきまして(株)セガ・エンタープライゼスの直接子会社であるセガ　ディストリビューション　オーストラリア　ピーティーワイ，リミテッドが販売事業を展開しております。北米におきましては、セガ　エンタープライゼス，インク．（U.S.A.）が販売事業を展開しております。また、ゲーミング機器販売事業につきましては、SGE　ホールディングス　リミテッドおよびその直接子会社であるJPM　インターナショナル　リミテッド他３社がゲーミング機器の販売を展開しております。

○コンシューマ機器販売事業

日本におきましては、(株)セガ・エンタープライゼスの子会社である(株)セガ・ミューズがコンシューマ機器の販売子会社として拡販に努めております。欧州地域におきましては、セガ　ヨーロッパ　リミテッドが欧州各国の販売子会社であるセガ　フランス S.A.、セガ　ゲゼルシャフト　ファービデオスピール m.b.H.、セガ　コンシューマ　プロダクツ　S.A.およびその子会社であるニュー　ソフトウェア　センター　カンパニー　S.L.を取りまとめており、自らも英国においてコンシューマ機器の販売を行っております。北米地域におきましては、米国のセガ　オブ　アメリカ　ドリームキャスト，インク．が販売を展開しております。

コンシューマソフト開発につきましては、米国ではセガ　エンタープライゼス，インク．（U.S.A.）の子会社でありコンシューマ機器販売会社でもあるセガ　オブ　アメリカ　ドリームキャスト，インク．がコンシューマ機器ソフトの開発を行っております。また、欧州におきましては、コンシューマ機器販売会社でもあるセガ　ヨーロッパ　リミテッドおよびノー　クリシェ S.A.がコンシューマ機器ソフトの開発を行っております。

○アミューズメント施設運営事業

米国におきましてはセガ　エンタープライゼス　インク．（U.S.A.）およびセガ　ゲームワークス L.L.C.がアミューズメント施設運営を展開しております。英国におきましてはセガ　オペレーションズ UK　リミテッドがアミューズメント施設運営を展開しております。また、セガ　アミューズメンツ　ヨーロッパ　リミテッドの子会社であるセガ　オペレーションズ　フランス　Eurlがフランスで、アミューズメント施設運営を展開しております。

持分法非適用の会社につきましては、主なものとして台湾においてアミューズメント施設の運営を行っているセガ　アミューズメンツ　タイワン　リミテッド、中国においてアミューズメント施設の運営を行っているセガ　ファーハン　カルチャー　エンターテインメント　カンパニー　リミテッド、日本でコンシューマ機器分野におけるゲームソフトの開発を行っているシムス(株)といった子会社等があります。

なお、当企業集団の事業運営における親会社（当社）および関係会社の関係を図示すると次のとおりであります。


《コンシューマ機器開発・製造・販売》
【国内】
●(株)セガトイズ
●(株)セガ・ミューズ
連結子会社　他２社
非連結子会社
シムス(株) 他３社
○(株)シー・エス・ケイ総合研究所
○(株)ISAO
持分法非適用関連会社　３社
【海　　外】
●セガ ヨーロッパ リミテッド（英国）※１ ※２
●セガ ドット コム，インク．(米国)
●セガ ドット コム PCネットワークス，インク，(米国)
●セガ オブ アメリカ ドリームキャスト，インク．(米国) ※１ ※２
●セガ オブ アメリカ，インク，(米国) ※１ ※２
●ビジュアル コンセプツ エンターテインメント，インク．(米国) ※２
●クロス プロダクツ リミテッド（英国）※２ ※３
●セガ コンシューマ プロダクツ S.A.(スペイン)
●セガ ゲゼルシャフト ファービデオスピール m.b.H.(ドイツ)
●セガ ソフト ネットワークス，インク．(米国)
連結子会社　他５社
非連結子会社　１社
持分法適用関連会社　１社
持分法非適用関連会社　１社
販売
当　社
コンシューマ機器開発・製造・販売
業務用機器開発・製造・販売
アミューズメント施設運営
販売
販売
【国内】
●(株)エスジーエス
●(株)セガ・ミュージック・ネットワークス
●(株)セガ・ロジスティクスサービス
非連結子会社　１社
持分法非適用関連会社　１社
【海外】
●セガ エンタープライゼス，インク．(U.S.A.)(米国) ※１ ※３
●セガ アミューズメンツ ヨーロッパ リミテッド（英国）※１ ※３
●JPM インターナショナル リミテッド（英国）
●エース コイン イクイップメント リミテッド（英国）
●クリスタル レジャー リミテッド（英国）
連結子会社　他４社
持分法適用関連会社　２社
持分法非適用関連会社　１社
《業務用機器開発・製造・販売》
販売
【国内】
連結子会社　１社
非連結子会社　２社
○(株)トムス・エンタテインメント
【海外】
連結子会社　４社
○セガ ゲームワークス L.L.C.(米国)
非連結子会社　２社
《アミューズメント施設運営》

注 1.　※１は当社の直販先であります。
　　　※２の会社に対して当社は製品の開発を委託しております。
　　　※３の会社に対して当社は製品の外注生産を委託また製品の購入をしております。
　2.　●は連結子会社、○は持分法適用会社であります。

4. 関係会社の状況

名称	住所	資本金または出資金	主要な事業の内容	議決権の所有または被所有割合(%)	関係内容	摘要
(連結子会社)						
セガ エンタープライゼス，インク．(U.S.A.)	米国 カリフォルニア州 サンフランシスコ	千USドル 110,000	業務用機器販売事業	% 100	業務用機器の販売等 リース契約による建物賃借料の支払保証 銀行借入についての保証 役員の兼任3名	※1
セガ オブ アメリカ，インク．	米国 カリフォルニア州 サンフランシスコ	千USドル 215,500	コンシューマ機器販売事業	(100)	コンシューマ機器の販売 リース契約による建物賃借料の支払保証 銀行借入についての債務保証 資金援助 長期貸付金44,815百万円 役員の兼任5名	
セガ ドットコム，インク．	米国 カリフォルニア州 サンフランシスコ	千USドル 4	コンシューマ機器販売事業	44 (11)	リース契約による建物賃借料の支払保証 役員の兼任3名	※3
セガ ドットコム PCネットワークス，インク．	米国 カリフォルニア州 サンフランシスコ	千USドル 0	コンシューマ機器販売事業	(93)		
セガ オブ アメリカ ドリームキャスト，インク．	米国 カリフォルニア州 サンフランシスコ	千USドル 41,900	コンシューマ機器販売事業	(100)	コンシューマ機器の販売等 銀行借入についての保証 資金援助 短期貸付金3,538百万円 役員の兼任5名	※1
ビジュアル コンセプツ エンターテインメント，インク．	米国 カリフォルニア州 サンラファエル	千USドル 3,008	コンシューマ機器販売事業	100	役員の兼任1名	
セガ ソフト ネットワークス，インク．	米国 カリフォルニア州 サンフランシスコ	千USドル 0	コンシューマ機器販売事業	50	資金援助 長期貸付金5,392百万円 役員の兼任3名	※3 ※5
クロス プロダクツ リミテッド	英国 リーズ	千Stgポンド 2,200	コンシューマ機器販売事業	100	コンシューマ機器の販売等 リース契約による建物賃借料の支払保証 役員の兼任1名	
セガ ヨーロッパ リミテッド	英国 ロンドン	千Stgポンド 215,901	コンシューマ機器販売事業	100	コンシューマ機器の販売等 銀行借入についての保証予約等 資金援助 短期貸付金1,479百万円 役員の兼任2名	※1
セガ ゲゼルシャフト ファービデオスピール m.b.H.	ドイツ ハンブルグ	千ドイツマルク 3,000	コンシューマ機器販売事業	(100)		
セガ コンシューマ プロダクツ S.A.	スペイン マドリッド	千スペインペセタ 250,000	コンシューマ機器販売事業	(100)		
セガ アミューズメンツ ヨーロッパ リミテッド	英国 ニューモルデン	千Stgポンド 15,620	業務用機器販売事業	(100)		
JPM インターナショナル リミテッド	英国 カーディフ	千Stgポンド 8,202	業務用機器販売事業	(100)		
エース コイン イクイップメント リミテッド	英国 カーディフ	千Stgポンド 585	業務用機器販売事業	(100)		
クリスタル レジャー リミテッド	英国 カーディフ	千Stgポンド 259	業務用機器販売事業	(100)		
(株)エスジーエス	日本国 東京都品川区 東五反田	百万円 200	業務用機器販売事業	63	コンシューマ機器の販売等	

名称	住所	資本金または出資金	主要な事業の内容	議決権の所有または被所有割合(%)	関係内容	摘要
(株)セガトイズ	日本国 東京都台東区	百万円 122	コンシューマ機器販売事業	% 100	コンシューマ機器の販売等 役員の兼任1名	
(株)セガ・ミューズ	日本国 東京都港区	百万円 179	コンシューマ機器販売事業	47	コンシューマ機器の販売等	※1 ※3
(株)セガ・ミュージック・ネットワークス	日本国 東京都大田区	百万円 400	業務用機器販売事業	50	業務用機器の販売 銀行借入についての保証 資金援助　長期貸付金2,681百万円	※3
(株)セガ・ロジスティクスサービス	日本国 東京都大田区	百万円 200	業務用機器販売事業	50	物流関連費用の支払等 資金援助　短期貸付金40百万円	※3
その他16社						
(持分法適用関連会社) (株)シー・エス・ケイ総合研究所	日本国 東京都港区	百万円 110	コンシューマ機器販売事業	18	ソフトウェアの開発委託等 役員の兼任4名	※4
(株)ISAO	日本国 東京都港区	百万円 2,775	コンシューマ機器販売事業	34	コンシューマ機器の販売 役員の兼任4名	
セガ ゲームワークス L.L.C	米国 カリフォルニア州 ユニバーサルシティ	千USドル 166,156	アミューズメント施設運営事業	(42)	ロイヤリティの受取 リース契約による建物賃借料の支払保証 役員の兼任1名	
(株)トムス・エンタテインメント	日本国 愛知県名古屋市中区	百万円 8,816	アミューズメント施設運営事業	22	業務用機器の販売等 資金援助　短期貸付金280百万円	※2
その他3社						
(その他の関係会社) (株)CSK	日本国 東京都新宿区	百万円 47,589	情報サービス等	17	社内情報システムの開発委託等	※2

(注) 1. 主要な事業の内容欄には、事業の種類別セグメントの名称を記載しております。
2. ※1は特定子会社に該当しております。
3. ※2は有価証券報告書を提出しております。
4. ※3は持分は100分の50以下でありますが、実質的に支配しているため子会社としたものであります。
5. ※4は持分は100分の20未満でありますが、実質的な影響力を持っているため関連会社としたものであります。
6. ※5は債務超過会社であります。債務超過の額は10,654百万円であります。
7. その他の関係会社は議決権の被所有割合を記載しております。
8. セガ オブ アメリカ ドリームキャスト, インク. および(株)セガ・ミューズについては、売上高(連結会社相互間の内部売上高を除く。)の連結売上高に占める割合が10%を超えております。
主要な損益情報等
セガ オブ アメリカ ドリームキャスト, インク.
(1) 売上高　50,777百万円
(2) 経常損失　536百万円
(3) 当期純損失　536百万円
(4) 純資産額　3,934百万円
(5) 総資産額　35,387百万円
(株)セガ・ミューズ
(1) 売上高　52,043百万円
(2) 経常利益　178百万円
(3) 当期純利益　43百万円
(4) 純資産額　888百万円
(5) 総資産額　10,997百万円
9. 括弧内は間接所有であります。

5. 従業員の状況

(1) 連結会社の状況

(平成12年3月31日現在)

事業の種類別セグメントの名称	従業員数(人)
業務用機器販売事業	1,494 (126)
コンシューマ機器販売事業	1,600 (216)
アミューズメント施設運営事業	1,044 (7,110)
全社(共通)	445 (9)
合計	4,583 (7,461)

(注) 1. 従業員数は就業人員であり、臨時雇用者数は、年間の平均人員を( )外数で記載しております。
2. 全社(共通)として、記載されている従業員数は、特定のセグメントに区分できない管理部門に所属しているものであります。

(2) 提出会社の状況

(平成12年3月31日現在)

従業員数(人)	平均年齢(才)	平均勤続年数(年)	平均年間給与(千円)
3,073 (7,361)	31.7	7.2	4,068

(注) 1. 従業員は就業人員であり、臨時従業員数は、年間の平均人員を( )外数で記載しております。
2. 従業員数が当事業年度末までの1年間において、901人減少していますが、その主な理由は希望退職の募集に応募したことによる希望退職者706人によるものであります。
3. 平均年間給与は、賞与および基準外賃金を含んでおります。

第２　事　業　の　状　況

1.　業　績　等　の　概　要

(1) 業　　　　　　績

業務用機器販売事業の国内につきましては、業界全体のアミューズメント施設の減少や依然として厳しいオペレーターの投資縮小の影響を受けましたが、様々な職業をリアルに、かつダイナミックに疑似体験できる新しいジャンルの職業ゲームとして、前期に引き続き「エアラインパイロッツ」「クレイジータクシー」を拡販し、新製品の消防士「ブレイブファイヤーファイターズ」、救急車「エマージェンシーコールアンビュランス」を市場に投入し活性化に努めました。また、汎用基板「ＮＡＯＭＩ」を使った各種新製品の開発に注力し、特にフェラーリを題材とした本格的ドライビング・シミュレータ「フェラーリF355チャレンジ」はそのドライビング感覚のリアルさにより評判となりました。さらに、自分が育てた競走馬をカードにして持ち運び、全国のどこのゲームセンターでも繰り返し楽しめる競走馬育成ゲーム「ダービーオーナーズクラブ」は、音楽ゲームのピークアウト後の業界活性化製品として大きな役割を果たしており、現在も好調な売れ行きを示しております。また、ファミリー、女性層といった新規顧客層へのアプローチとして、キャラクターを中心としたディズニーファンスクエアやキッズアミューズメントコーナーの販売にも注力し新たな市場の獲得に努めました。海外につきましては、米国は競合他社の業容縮小により当社のシェアは大幅に伸びましたが、中古製品が市場に出回り新製品の販売が思ったように伸びなかったこと、また欧州およびアジアにおいてもアミューズメント市場の伸び悩みから減収となりました。売上高は 73,653百万円（前連結会計年度比 16.7%減)、営業損失 2,664百万円となりました。

コンシューマ機器販売事業における家庭用ＴＶゲーム機「ドリームキャスト」の当期出荷台数は、発売２年目となる国内ではハード95万台、ソフト704万本、発売初年度の米国では、ハード250万台、ソフト1,383万本、欧州では、ハード104万台、ソフト399万本、アジアでは、ハード16万台、ソフト118万本となり、全世界では当期出荷ハード465万台（累計555万台)、ソフト2,604万本（累計2,905万本）となりました。米国と欧州につきましては、当初の計画数量を大幅に上回り好調でありましたが、国内市場におきましては、従来ではキラータイトルと呼ばれるべき「シェンムー」や「スペースチャンネル５」「バーチャストライカー２ Ver2000.1」等、期待のビッグタイトルを多数発売いたしましたが市場の成熟化傾向を受け、いずれも計画を下回る結果となりました。特に年末商戦において、ハード、ソフトともに計画を大きく下回る結果となりました。なお、ドリームキャストのネットワーク登録者数は、平成12年３月末現在、全世界で112万人（国内55万人、米国33万人、欧州24万人）となっております。売上高は186,188百万円、(前連結会計年度比　119.8%増)、営業損失は、43,032百万円となりました。

アミューズメント施設運営事業におきましては、主要な顧客である若年層の消費支出傾向の変化による市場の縮小を受け、効率の悪い主に小規模店舗を中心に246店舗の閉店を行いました。市場環境が急激に変化し小規模アミューズメント施設の淘汰が進み厳しい状況が続くなか、当社の各施設におきましては、従来にも増して地域に密着したきめ細かい運営、様々な集客策等、営業努力を重ねたことや当社新製品「ダービーオーナーズクラブ」の根強い人気が継続していることから来客数は回復し、各店舗における業績も上昇基調に転じつつあります。これらの結果、店舗閉鎖にともない減収となったものの利益率向上の体制を整えることができました。売上高は79,212百万円（前連結会計年度比 14.9%減)、営業利益は 4,602百万円となりました。

これらの結果、当期の連結売上高は、339,055百万円（前連結会計年度比 27.4%増）、うち国内事業の売上高は211,802百万円（同 1.1%増）、海外事業の売上高は127,253百万円（同　124.5%増）となりました。これは、ドリームキャストを昨年９月に米国で、また欧州においては10月に発売を開始したことによります。利益面につきましては、連結経常損失 44,271百万円、連結当期純損失 42,880百万円となりました。

(2) キャッシュ・フローの状況

当連結会計年度における連結ベースの現金及び現金同等物（以下資金という）は、税金等調整前当期純損失が43,429百万円発生したほか、転換社債の償還等により、前連結会計年度末に比べ33,297百万円減少し、連結範囲が増加したことによる資金の増加額3,395百万円を加え98,325百万円となりました。

(営業活動によるキャッシュ・フロー)

営業活動の結果、減少した資金は8,801百万円となりました。家庭用TVゲーム機ドリームキャストの欧米での立上げによる広告宣伝費等の先行投資および国内市場の不振によるコンシューマ機器販売事業の営業損失が43,032百万円発生したほか、特別退職金の支払、前連結会計年度に実施した海外子会社の整理にともなう支払を実行した事等によるものであります。

(投資活動によるキャッシュ・フロー)

投資活動の結果、使用した資金は1,848百万円となりました。ネットワーク関連会社を中心に株式を取得いたしましたが、アミューズメント施設の新規出店投資の抑制、手持ち有価証券の売却、特定金銭信託の解約等による収入もあり、上記結果となりました。

(財務活動によるキャッシュ・フロー)

財務活動に使用した資金は21,613百万円となりました。転換社債の償還による29,371百万円の支出と社債発行および短期借入金の増加等によるものであります。

2. 生産、受注及び販売の状況

(1) 生　産　実　績

当連結会計年度における生産実績を事業の種類別セグメントごとに示すと、次のとおりであります。

(単位　百万円)

事業の種類別セグメントの名称	金　　額
業務用機器販売事業	42,282
コンシューマ機器販売事業	158,270
アミューズメント施設運営事業	―
合　　計	200,553

(注) 1.　上記の金額には、消費税等は含まれておりません。

2.　当連結会計年度は、「生産、受注及び販売の状況」を連結ベースで作成する初年度であるため、前年同期との比較は行っておりません。

(2) 受　注　実　績

当連結会計年度における受注実績を事業の種類別セグメントごとに示すと、次のとおりであります。

なお、コンシューマ機器のホームビデオソフトウェアにおいて、一部受注生産を行っております。

(単位　百万円)

事業の種類別セグメントの名称	受　注　高	受　注　残　高
業務用機器販売事業	―	―
コンシューマ機器販売事業	4,447	119
アミューズメント施設運営事業	―	―
合　　計	4,447	119

(注) 1.　上記の金額には、消費税等は含まれておりません。

2.　当連結会計年度は、「生産、受注及び販売の状況」を連結ベースで作成する初年度であるため、前年同期との比較は行っておりません。

(3) 販　売　実　績

当連結会計年度における販売実績を事業の種類別セグメントごとに示すと、次のとおりであります。

(単位　百万円)

事業の種類別セグメントの名称	金　　額	前期比　(%)
業務用機器販売事業	73,653	△　16.7
コンシューマ機器販売事業	186,188	119.8
アミューズメント施設運営事業	79,212	△　14.9
合　　計	339,055	27.4

(注) 1.　上記の金額には、消費税等は含まれておりません。

3. 対処すべき課題

（業務用機器販売事業・アミューズメント施設運営事業）

アミューズメント事業につきましては、家庭用ゲーム機の性能向上および社会におけるエンターテイメント多様化の影響を受け、近年市場は縮小傾向にあります。今までのビジネスモデルを転換する方策の一つとして「ダービーオーナーズクラブ」など新しい遊び方を提案し始めておりますが、さらに今後は、光ファイバーでネットワーク化される当社の店舗網およびインターネットとの連動、さらに地域に密着したイベントを提供する場としての店舗網を活かし独創的なネットワークサービスであるエンターテイメント・サイバースペース（Entertainment Cyber Space）の実現を推進してまいります。第１フェーズとして平成12年７月の「21世紀夢の技術展」にて都内３店舗、150端末を光ファイバーで結びネットワークゲームや各種インタラクティブコンテンツのサービスを開始いたします。その後は当社施設、既存アミューズメントオペレーターへと多店舗展開を行っていく所存であります。また、ワンストップでアミューズメント、エンターテイメントの様々な欲求を充たすため、積極的に他業界との連携を深め、当社の店舗をハイブリッド化してまいる所存であります。

（コンシューマ機器販売事業）

コンシューマ事業、ドリームキャスト事業につきましては、既に全世界へ555万台を出荷し、このうち約120万台が日本におけるＩＳＡＯ、米国における SEGA.COM、欧州の DREAMARENA に繋がれております。今後とも全世界におけるドリームキャストの拡販に努め、ネットワーク接続者を増やすことが第一の課題と考えておりますが、さらにこれらネットワーク接続者に対して従来にない全く新しいコミュニケーションツールとして、Dreameye を使ったビデオチャットやインターネット電話、またグローバルで多人数参加が可能な「ファンタシースターオンライン」や「ファーネーション」「ソニックスクエア」等のネットワークゲーム、今までにないネットワークエンターテイメントやリアルタイムコミュニケーションの提供で、真に人間を豊かにし、新しい体験(Electronic Experience)が可能な21世紀のインターネット・ネットワーク社会をリードする様々なエレクトロニックサービスを提供してまいります。

（ソフトＲ＆Ｄ部門の分社化）

当社は、世界に通用するタイトル、国内ナンバーワン・タイトルを多数生み出し、強力なコンテンツ開発力を有しておりますが、今後ネットワークタイトル、ネットワークコンテンツの開発力をさらに強化し、映像、音楽、マンガ、アニメ等、様々な分野のコンテンツとの連携、融合を図るため、またビジネスとして従来以上に品質・コスト・納期の意識を確立し産業化を図るため、ソフトＲ＆Ｄ部門を分社化し、ソフトタイトル開発力およびネットワーク技術力をさらに有効に活用していく所存であります。

（アミューズメント施設運営事業の分社化）

アミューズメント施設がネットワーク社会における地域のライブコミュニティーの中心となるということから、従来にも増して地域に密着した適切かつスピーディーな店舗運営が不可欠となります。このため、アミューズメント施設の分社化を行い、オーナーシップ制の導入を図ることで、スクラップ＆ビルドの伝統的拡大策からの脱却を図り、既存店舗の持つ潜在的可能性を十分に掘り起こし、さらにハイブリッド化により活性化してまいります。

4. 経営上の重要な契約等

該当事項はありません。

5. 研究開発活動

当企業集団における研究開発活動は主として当社にて行っております。当社の開発力は、業務用機器、コンシューマ機器およびソフトタイトルの各分野において、新製品の量およびその技術力・クオリティの高さにおいて国内ならびに全世界随一の水準にあると認識しておりますが、常に市場に密着し進取の気概で日々研究開発に取り組んでおります。

当年度の研究開発の概要と主な成果および所有する工業所有権の件数は以下のとおりであります。

(1) 研究開発体制

当社の研究開発部門は、業務用ソフトウェア、業務用メカトロニクス、コンシューマ用ソフトウェア、コンシューマ用ハードウェア、電子回路等に分業化されており、当期末における研究開発部門の従業員数は 990名であります。

(2) 研究開発費

当連結会計年度における当企業集団全体の研究開発費は30,631百万円であります。

(3) 研究開発の成果

① 業務用機器

「NAOMI」基板を使った各種新製品の開発に注力し、特に「フェラーリF355チャレンジ」や「エアラインパイロッツ」等の製品に代表される実機さながらのシミュレータ技術については業界外におきましても高く評価されました。また、エンターテイメントサイバースペースに関する各種機器およびコンテンツの開発も第１フェーズの開始に向け鋭意推進いたしました。また、「フィッシュ“オン”チップス」「フィッシュライフ」に使用された、CG画像の魚をインタラクティブに自然な形で動かすような高度な人工知能、AIアルゴリズムの開発は、今後の先進的、画期的なソフトタイトルの基礎技術となるだけでなく、ネットワーク社会におけるインタラクティブなコンテンツに必要となるものであり継続して推進してまいります。当事業に係る研究開発費は、7,893百万円であります。

② コンシューマ機器

ドリームキャスト用の周辺機器として、「シーマン 禁断のペット」用マイクデバイス、「サンバ DE アミーゴ」用の空間座標検出技術によるマラカスコントローラ、ＴＶ電話を可能とするカメラのDreameye等、新分野のソフトや新たなネットワークサービスを可能とする新しい機器の開発を重点的に行いました。ソフトタイトルの開発におきましては、既に販売された「電脳戦機バーチャロン」「チューチューロケット」等ネットワークゲーム、または今後発売予定の「ファンタシースターオンライン」「ファーネーション」「エターナルアルカディア」「NasCar」「ソニックスクエア」等、各種各ジャンルのソフト開発、ネットワークゲームの開発に注力いたしました。当事業に係る研究開発費は、22,738百万円であります。

(4) 所有する工業所有権の件数

内訳	特許権	実用新案権	商標権	意匠権
取得済み件数	535(　361)	116(　11)	5,674(3,434)	1,071(　776)
出願中件数	2,294(1,040)	22(　6)	1,648(1,313)	213(　158)
合計	2,829(1,401)	138(　17)	7,322(4,747)	1,284(　934)

(注)　括弧内の数字は海外における件数であり内数となっております。

第３　設　備　の　状　況

1.　設備投資等の概要

当企業集団における当連結会計年度の設備投資は、業務用機器販売事業においては2,094百万円、コンシューマ機器販売事業においては9,947百万円、アミューズメント施設運営事業においては15,168百万円それぞれ行っております。主なものにつきましては、アミューズメント施設運営事業におきまして、新規店舗展開を積極的に推進するため、アミューズメント施設機器に9,441百万円、アミューズメント施設の内外装工事（アミューズメント施設用備品を含む）に2,455百万円の設備投資を行っております。

2.　主要な設備の状況

当企業集団における主要な設備は、次のとおりであります。

(1) 提　出　会　社

（単位：百万円）

事業所名（所在地）	セグメントの名称	設備の内容	帳簿価額					従業員数	摘要
			アミューズメント施設機器	建物及び構築物	土地（面積㎡）	その他	合計		
本社（東京都大田区）	全社（共通）コンシューマ機器販売	事務所設備	—	5,644	1,715 (9,002.09)	2,348	9,708	人 1,031	
本社３号館（東京都大田区）	業務用機器販売アミューズメント施設運営	事務所設備	—	1,523	2,182 (3,394.76)	437	4,143	808	
矢口事業所（千葉県印旛郡栄町）	業務用機器販売	業務用機器生産施設	54	1,553	2,076 (34,844.20)	72	3,756	103	
東日本地区（埼玉県大宮市他）	アミューズメント施設運営	アミューズメント施設	3,230	1,593	57 (708.46)	212	5,094	246	
東京地区（東京都大田区他）	アミューズメント施設運営	アミューズメント施設	3,123	3,643	3,030 (850.23)	287	10,084	233	
東海地区（名古屋市名東区他）	アミューズメント施設運営	アミューズメント施設	2,874	2,540	— (—)	418	5,833	148	
関西地区（大阪府豊中市他）	アミューズメント施設運営	アミューズメント施設	2,454	3,789	7,289 (867.07)	401	13,935	228	
西日本地区（福岡市博多区他）	アミューズメント施設運営	アミューズメント施設	3,143	1,797	— (—)	210	5,150	179	

（注）1.　帳簿価額のうち「その他」は、機械装置、車輌運搬具および工具器具備品であり、建設仮勘定は含んでおりません。

2.　金額には消費税等を含んでおりません。

3. 設備の新設、除却等の計画

当企業集団における重要な設備の新設等の計画は次のとおりであります。

(1) 重要な設備の新設、改修

(単位：百万円)

会社名 事業所名	所在地	事業の種類別セグメントの名称	設備の内容	投資予定金額		資金調達方法	着手および完了予定年月	
				総額	既支払額		着手	完了
当社本社	東京都大田区	業務機器販売事業・コンシューマ機器販売事業	研究開発用機器金型(外注先設置)	1,002	—	※1	平成12.4	平成13.3
当社矢口事業所	千葉県印旛郡栄町	業務機器販売事業	金型(外注先設置)	182	—	※1	平成12.4	平成13.3
当社東日本地区	埼玉県大宮市他	アミューズメント施設運営事業	アミューズメント施設の内外装工事	176	—	※1	平成12.4	平成13.3
			アミューズメント施設機器	2,206	—	※1	平成12.4	平成13.3
当社東京地区	東京都大田区他	アミューズメント施設運営事業	アミューズメント施設の内外装工事	84	—	※1	平成12.4	平成13.3
			アミューズメント施設機器	3,216	—	※1	平成12.4	平成13.3
当社東海地区	名古屋市名東区他	アミューズメント施設運営事業	アミューズメント施設の内外装工事	145	—	※1	平成12.4	平成13.3
			アミューズメント施設機器	1,916	—	※1	平成12.4	平成13.3
当社関西地区	大阪府豊中市他	アミューズメント施設運営事業	アミューズメント施設の内外装工事	90	—	※1	平成12.4	平成13.3
			アミューズメント施設機器	1,774	—	※1	平成12.4	平成13.3
当社西日本地区	福岡市博多区他	アミューズメント施設運営事業	アミューズメント施設の内外装工事	77	—	※1	平成12.4	平成13.3
			アミューズメント施設機器	2,561	—	※1	平成12.4	平成13.3
当社アミューズメント施設		アミューズメント施設運営事業	光ファイバーアーケードセンター設備	32,050	—	※2	平成12.4	平成15.3

(注) 1. ※1の所要資金は、第5回無担保転換社債(転換価額下方修正条項および転換社債間限定同順位特約付)および2003年満期円建転換社債のうち設備投資への未充当額によりまかなう予定であります。

2. ※2の所要資金は、平成12年4月3日第三者割当による新株発行の払込手取額101,010百万円のうち設備投資への充当予定額32,050百万円によりまかなう予定であります。

3. 金額には消費税等は含まれておりません。

第4　提出会社の状況

1. 株式等の状況

(1) 株式の総数等

種類	会社が発行する株式の総数	摘要
普通株式	株 200,000,000	(注)1、2
計	200,000,000	

(注) 1. 「株式消却が行われた場合には、これに相当する株式数を減ずる」旨を定款に定めております。
2. 平成12年6月29日の定時株主総会において定款の変更が行われ、会社が発行する株式の総数は400,000,000株増加し、600,000,000株となっております。

	記名・無記名の別および額面・無額面の別	種類	発行数		上場証券取引所名または登録証券業協会名	摘要
			事業年度末現在(平成12年3月31日)	提出日現在(平成12年6月30日)		
発行済株式	記名式額面株式(券面額50円)	普通株式	株 122,495,720	株 158,496,642	東京証券取引所(市場第一部) パリ証券取引所	議決権あり
	計		株 122,495,720	株 158,496,642		

(注) 1. 提出日現在の発行数には、平成12年6月1日からこの有価証券報告書提出日までの転換社債の株式への転換およびストックオプション制度の新株引受権の権利行使により発行された株式数は含まれておりません。
2. 平成12年2月28日開催の取締役会における第三者割当による新株発行の決議にもとづく払込みにより、平成12年4月4日より発行済株式数は36,000,000株増加しております。

(2) 発行済株式総数、資本金等の推移

年月日	発行済株式総数		資本金		資本準備金		摘要
	増減数	残高	増減額	残高	増減額	残高	
平成8年3月31日	千株 145	千株 100,633	百万円 314	百万円 39,153	百万円 314	百万円 38,699	転換社債の転換による増加
平成11年3月31日	2,585	103,219	2,955	42,109	2,953	41,652	転換社債の転換による増加
平成12年3月31日	19,276	122,495	22,040	64,149	22,021	63,674	転換社債の転換による増加 ストックオプション制度の新株引受権の権利行使による増加

(注)　平成12年4月1日から平成12年5月31日までの間に転換社債の転換および第三者割当増資により、発行済株式総数が36,000千株、資本金が50,688百万円、資本準備金が50,688百万円増加いたしました。

2. 転換社債の残高および転換価格並びに資本組入額は次のとおりであります。

銘柄 (発行日)	平成12年3月31日現在			平成12年5月31日現在		
	残高	転換価格	資本組入額	残高	転換価格	資本組入額
第4回無担保転換社債 (平成6年6月24日)	百万円 88,452	円 7,726.10	円 3,864	百万円 88,452	円 7,323.80	円 3,662
第5回無担保転換社債 (転換価額下方修正条項および転換社債間限定同順位特約付) (平成11年2月17日)	16,016	2,285	1,143	16,014	2,166	1,083
2003年満期円建転換社債 (平成11年2月17日)	14,390	2,285	1,143	14,390	2,158.30	1,080
計	118,858			118,856		

3. 商法第280条ノ19第2項に基づく新株発行予定残数、発行価格、資本組入額および発行予定期間は、次のとおりであります。

株主総会の特別決議日	平成12年3月31日現在				平成12年5月31日現在			
	新株発行予定残数	発行価格	資本組入額	発行予定期間	新株発行予定残数	発行価格	資本組入額	発行予定期間
平成10年6月26日	291,000株	2,835円	1,418円	平成11年7月1日 平成14年6月30日	289,000株	2,688円	1,344円	平成11年7月1日 平成14年6月30日
平成11年6月29日	324,100株	2,096円	1,048円	平成11年7月1日 平成14年6月30日	323,100株	1,987円	994円	平成11年7月1日 平成14年6月30日

(注) 新株発行予定残数とは、特別決議における新株発行予定数からすでに発行した株数および権利喪失者の失権した株数を減じた数のことであります。

(3) 所有者別状況

平成12年3月31日現在

区分	株式の状況(1単位の株式数100株)							単位未満株式の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等(うち個人)	個人その他	計	
株主数	人 1	104	80	997	323 (59)	99,675	101,180	
所有株式数	単位 56	224,021	66,648	350,763	83,863 (242)	494,345	1,219,696	株 526,120
割合	% 0.00	18.37	5.46	28.76	6.88 (0.02)	40.53	100	

(注) 1. 自己株式6,473株は、「個人その他」の欄に64単位および「単位未満株式の状況」に73株含まれております。なお、自己株式6,473株は株主名簿上の株式の数であり、期末日現在の実質的な所有株式数は373株であります。

2. 「その他の法人」および「単位未満株式の状況」の欄には、(財)証券保管振替機構名義の株式がそれぞれ2,904単位および566株(非顕名の単位未満株式数526株含む)が含まれております。

(4) 大株主の状況

平成12年３月31日現在

氏名または名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
		千株	%
株式会社ＣＳＫ	東京都新宿区西新宿２丁目６番１号	21,148	17.26
三菱信託銀行株式会社(信託口)	東京都千代田区永田町２丁目11番１号	4,473	3.65
株式会社オー・エス・キャピタル	東京都港区芝５丁目26番20号	3,384	2.76
株式会社住友銀行	大阪府大阪市中央区北浜４丁目６番５号	2,554	2.09
日本生命保険相互会社	大阪府大阪市中央区今橋３丁目５番12号	2,475	2.02
財団法人中山隼雄科学技術文化財団	東京都港区東麻布１丁目９番15号	2,400	1.96
大川功	東京都港区南青山７丁目13番５号	2,215	1.81
中山隼雄	東京都世田谷区成城２丁目19番10号	2,000	1.63
野村證券株式会社	東京都中央区日本橋１丁目９番１号	1,873	1.53
日本信託銀行株式会社(特金口)	東京都中央区日本橋３丁目１番８号	1,863	1.52
計		44,389	36.23

(注)　平成12年２月28日開催の取締役会において第三者割当による新株発行の決議にもとづく払込みにより、平成12年４月４日より株式会社CSKは18,000千株、大川功は18,000千株それぞれ所有株式数が増加いたしました。

(5) 議決権の状況

平成12年３月31日現在

	議決権のない株式数	議決権のある株式数		単位未満株式数	摘要
		自己株式等	その他		
発行済株式	株 —	株 5,000	株 121,964,600	株 526,120	単位未満株式数には当社所有の自己株式が73株含まれております。

(注)　平成12年２月28日開催の取締役において第三者割当による新株発行の決議にもとづく払込みにより、平成12年４月４日より発行済株式数は36,000,000株増加しております。

	所有者の氏名または名称等		所有株式数			発行済株式総数に対する所有株式数の割合	摘要
	氏名または名称	住所	自己名義	他人名義	計		
自己株式等	(株)セガ・エンタープライゼス	東京都大田区羽田１丁目２番12号	株 300	株 —	株 300	% 0.0	株主名簿上は当社名義となっておりますが、実質的に保有していない株式が6,100株あります。なお、当該株式数は上記「発行済株式」の「議決権のある株式数」の「その他」の中に含めております。
	(株)セガ・ミューズ	東京都港区海岸１丁目11番１号	4,700	—	4,700	0.0	
	計		5,000	—	5,000		

(注)　(財)証券保管振替機構名義の株式が「議決権のある株式数」の「その他」の欄に290,400株、「単位未満株式数」の欄に566株含まれております。

(6) ストックオプション制度の内容

当社は、ストックオプション制度を採用しております。当該制度は、商法第280条の19の規定に基づき、新株引受権方式により、平成10年６月26日、平成11年６月29日ならびに平成12年６月29日の定時株主総会終結時に在任する取締役および従業員（幹部社員）に対して付与することを、それぞれ平成10年６月26日、平成11年６月29日ならびに平成12年６月29日の定時株主総会において決議されたものであります。

当該制度の内容は次のとおりであります。

（平成10年６月26日定時株主総会にて決議）

付与の対象者	株式の種類	株　式　数	譲渡の価格	権利行使期間	権利行使についての条件
取　締　役					
1名	普通株式	20,000株			(1) 対象者が当社取締役の地位を喪失するとともに当社従業員の地位を得た場合および当社従業員の地位を喪失するとともに当社取締役の地位を得た場合には権利行使できること。
2名		一律　15,000株			
2名		一律　10,000株			
計　5名		計　70,000株			
従　業　員					
2名	普通株式	一律　10,000株	2,835円	平成11年７月１日～ 平成14年６月30日	(2) 新株引受権の譲渡、質入その他の処分および相続は認めないこと。
1名		9,000株			
5名		一律　7,000株			
8名		一律　5,000株			(3) 退職後は原則として権利は喪失いたします。その他の条件は、当社と付与の対象者との間で締結した新株引受権付与契約によっております。
1名		3,000株			
13名		一律　2,000株			
88名		一律　1,000株			
計　118名		計　221,000株			

（注）1.　時価を下回る払込金額で新株を発行するときは、次の算式により発行価額を調整し、調整により生じる１円未満の端数は切上げるものとします。

$$\text{調整後新株発行価額}=\text{調整前新株発行価額}\times\frac{\text{既発行株式数}+\dfrac{\text{新規発行株式数}\times 1\text{株当り払込金}}{\text{時　価}}}{\text{既発行株式数}+\text{新規発行株式数}}$$

また、当社が株式分割または株式併合を行う場合、次の算式により発行価額を調整し、調整により生じる１円未満の端数は切上げるものとします。

$$\text{調整後発行価額}=\text{調整前発行価額}\times\frac{1}{\text{分割・併合の比率}}$$

2.　付与の対象者と株式数および譲渡の価格は平成12年３月31日現在のものであります。

(平成11年6月29日定時株主総会にて決議)

付与の対象者	株式の種類	株式数	譲渡の価格	権利行使期間	権利行使についての条件
取締役			2,096	平成11年7月1日～平成14年6月30日	(1) 対象者が当社取締役の地位を喪失するとともに当社従業員の地位を得た場合および当社従業員の地位を喪失するとともに当社取締役の地位を得た場合には権利行使できること。(2) 新株引受権の譲渡、質入その他の処分および相続は認めないこと。(3) 退職後の権利行使の可否その他、権利行使の条件は、総会決議および取締役会決議に基づき、当社と付与の対象者との間で締結する新株引受権付与契約によること。
1名	普通株式	20,000株			
3名		一律 15,000株			
1名		12,000株			
2名		一律 10,000株			
計 7名		計 97,000株			
従業員					
1名	普通株式	10,000株			
2名		一律 7,000株			
7名		一律 5,000株			
10名		一律 2,000株			
72名		一律 1,000株			
151名		一律 500株			
1名		300株			
1名		200株			
1名		100株			
計 246名		計 227,100株			

(注) 1. 時価を下回る払込金額で新株を発行(ただし、転換社債の転換、新株引受権の権利行使を除く)するときは、次の算式により発行価額を調整し、調整により生じる1円未満の端数は切り上げるものとします。

$$調整後新株発行価額＝調整前新株発行価額×\frac{既発行株式数＋\dfrac{新規発行株式数×1株当り払込金}{時　価}}{既発行株式数＋新規発行株式数}$$

また、当社が株式分割または株式併合を行う場合、次の算式により発行価額を調整し、調整により生じる1円未満の端数は切り上げるものとします。

$$調整後発行価額＝調整前発行価額×\frac{1}{分割・併合の比率}$$

2. 付与の対象者と株式数および譲渡の価格は平成12年3月31日現在のものであります。

(平成12年6月29日定時株主総会にて決議)

付与の対象者	株式の種類	株式数	譲渡の価格	権利行使期間	権利行使についての条件
取締役			(注)	平成12年7月31日～平成14年6月30日	(1) 対象者が当社取締役の地位を喪失するとともに当社従業員の地位を得た場合および当社従業員の地位を喪失するとともに当社取締役の地位を得た場合には権利行使できること。(2) 新株引受権の譲渡、質入その他の処分および相続は認めないこと。(3) 退職後の権利行使の可否その他、権利行使の条件は、総会決議および取締役会決議に基づき、当社と付与の対象者との間で締結する新株引受権付与契約によること。
3名	普通株式	一律 20,000株			
2名		一律 15,000株			
1名		12,000株			
5名		一律 10,000株			
計 11名		計 152,000株			
従業員					
2名	普通株式	一律 15,000株			
11名		一律 11,000株			
1名		10,500株			
2名		一律 10,000株			
3名		一律 7,000株			
3名		一律 6,000株			
6名		一律 5,500株			
18名		一律 5,000株			
13名		一律 2,000株			
74名		一律 1,000株			
192名		一律 500株			
計 325名		計 539,500株			

(注) 権利付与日の属する月の前月の各日(取引が成立しなかった日を除く)の東京証券取引所における当社額面普通株式の終値の平均値に1.05を乗じた価額ならび日本株主総会の招集決議をした取締役会の日(当日に該当する取引がない場合はそれに先立つ直近日)および本株主総会の日の東京証券取引所における当社額面普通株式の終値それぞれに1.05を乗じた金額のうち最も高い価格を持って発行価額とします。但し、1円未満の端数は切り上げるものとします。

なお、時価を下回る払込金額で新株を発行(ただし、転換社債の転換、新株引受権の権利行使を除く)するときは、次の算式により発行価額を調整し、調整により生じる1円未満の端数は切り上げるものとします。

$$調整後新株発行価額＝調整前新株発行価額×\frac{既発行株式数＋\dfrac{新規発行株式数×1株当り払込金}{時　価}}{既発行株式数＋新規発行株式数}$$

また、当社が株式分割または株式併合を行う場合、次の算式により発行価額を調整し、調整により生じる1円未満の端数は切り上げるものとします。

$$調整後発行価額＝調整前発行価額×\frac{1}{分割・併合の比率}$$

2. 自己株式の取得等の状況

［取締役または使用人への譲渡および利益、資本準備金または再評価差額金による消却に係る自己株式の取得等の状況］

(1) 前決議期間における自己株式の取得等の状況

株式の種類　普通株式

イ　取締役または使用人への譲渡のための取得の状況

該当事項はありません。

ロ　利益、資本準備金または再評価差額金による消却のための買受けの状況

平成12年6月29日現在

区分		株式数	価額の総額	摘要
定時株主総会での決議状況		株 —	円 —	(注)
取締役会での決議状況	利益による消却	—	—	
	資本準備金による消却	—	—	
	再評価差額金による消却	—	—	
前決議期間における取得自己株式		—	—	
残存授権株式等の総数及び価額の総額		—	—	
未行使割合		% —	% —	

(注)　平成12年6月29日の定時株主総会において、定款をもって取締役会の決議により、15,849,500株を限度として、平成12年6月29日以降利益による株式消却のために自己株式を取得することができる旨を決議しております。

ハ　取得自己株式の処理状況

該当事項はありません。

(2) 当定時株主総会における自己株式取得に係る決議状況

該当事項はありません。

［資本減少、定款の定めによる利益による消却または償還株式の消却に係る自己株式の買受け等の状況］

(1) 前決議期間における自己株式の買受け等の状況

該当事項はありません。

(2) 当定時株主総会における自己株式取得に係る決議状況等

該当事項はありません。

3. 配 当 政 策

当社は、株主の皆様に対する利益還元を重要な政策の一つと考え、積極的な利益還元を実施していくことを経営の重要政策と位置づけております。また、内部留保金の活用につきましては、将来の企業価値を高めるため、ネットワーク事業に積極的に投資していきたいと考えております。なお、当期の利益配当金につきましては、無配といたします。

4. 株 価 の 推 移

	回次	第38期	第39期	第40期	第41期	第42期
最近5年間の事業年度別最高・最低株価	決算年月	平成8年3月	平成9年3月	平成10年3月	平成11年3月	平成12年3月
	最高	円 6,080	5,420	4,270	3,080	4,520
	最低	円 2,630	3,070	1,980	2,065	1,360

	月別	平成11年10月	平成11年11月	平成11年12月	平成12年1月	平成12年2月	平成12年3月
最近6箇月間の月別最高・最低株価	最高	円 2,200	3,580	3,960	4,370	4,520	3,220
	最低	円 1,800	1,750	2,790	3,270	3,410	1,753

(注) 株価は東京証券取引所市場第一部におけるものであります。

5. 役員の状況

役名及び職名	氏名 (生年月日)	略歴	所有株式数
代表取締役 会長兼社長	大川　功 (大正15年5月19日生)	昭和43年10月　コンピューターサービス(株)（現(株)CSK）設立代表取締役社長 昭和59年4月　当社代表取締役会長 平成2年7月　取締役会長 平成2年12月　(株)CSK代表取締役会長兼社長 平成8年6月　代表取締役会長 平成9年6月　当社代表取締役会長 平成12年6月　代表取締役会長兼社長（現任） 平成12年6月　(株)CSK取締役名誉会長（現任） （他の会社の代表状況） CSI(株)代表取締役社長 スーパーソフトウェア(株)代表取締役会長 CSKベンチャーキャピタル(株)代表取締役会長 (株)シー・エス・ケイ総合研究所代表取締役会長 デジタル・メディア・ラボ(株)代表取締役会長 CSK興産(株)代表取締役社長 CSK China Capital Holdings, Inc.代表取締役会長 エムティービーブロードキャスティングジャパン(株)代表取締役会長 セガ オブ アメリカ ドリームキャスト,インク. Chairman & CEO	千株 20,215
代表取締役 副会長	入交昭一郎 (昭和15年1月3日生)	昭和38年4月　(株)本田技術研究所入社 昭和54年5月　本田技研工業(株)取締役 昭和57年10月　常務取締役 平成元年6月　専務取締役 平成2年6月　取締役副社長 平成5年6月　当社代表取締役副社長 平成10年2月　代表取締役社長 平成12年6月　代表取締役副会長（現任）	3
専務取締役	永井　明 (昭和18年8月15日生)	昭和38年3月　当社入社 昭和61年7月　取締役営業事業部長 平成2年7月　常務取締役AM施設統括本部長 平成7年6月　代表取締役常務アミューズメント施設グループ管掌兼アミューズメントテーマパーク事業本部長 平成10年6月　専務執行役員アミューズメント事業統括本部副統括本部長兼アミューズメント機器事業本部長兼アミューズメント施設事業本部長 平成11年5月　専務執行役員アミューズメント統括本部長兼アミューズメント施設事業本部長 平成12年6月　専務取締役総合企画部・運営部・ECS事業推進部・AM管理部・AM経営企画室管掌（現任） （他の会社の代表状況） (株)エスジーメディア代表取締役社長 (株)セガ・ミュージック・ネットワークス代表取締役会長	23

役名及び職名	氏　　名 (生　年　月　日)	略　　歴	所有株式数
専務取締役	佐　藤　秀　樹 (昭和25年11月5日生)	昭和46年4月　当社入社 平成元年7月　取締役研究開発本部副本部長 平成5年6月　常務取締役ハードウェア開発設計本部長 平成10年6月　常務執行役員コンシューマ事業統括本部副統括本部長兼コンシューマ開発生産本部管掌 平成11年5月　常務執行役員コンシューマ統括本部副統括本部長(ハードウェア担当)兼IT事業推進室・知的財産権室管掌 平成12年6月　専務取締役事業開発部・アジア営業部・PC営業部・モバイル営業部・知的財産権部・キャラクター部管掌（現任） (他の会社の代表状況) (株)エスアイエレクトロニクス代表取締役会長	千株 12
常務取締役	高　倉　鉄　夫 (昭和35年4月23日生)	昭和58年4月　野村證券(株)入社 平成9年6月　(株)CSK取締役（現任） 平成9年9月　当社理事事業戦略室長 平成10年6月　執行役員事業戦略室長 平成11年6月　常務取締役経営戦略室長兼ネットワーク事業部長 平成11年11月　常務取締役経営企画室・インターネット推進室管掌（現任） 平成12年5月　(株)ISAO代表取締役副社長（現任）	―
取　締　役	岡　村　秀　樹 (昭和30年2月1日生)	昭和53年4月　萩島商事(株)入社 昭和59年7月　(株)コスモプリエール入社 昭和62年1月　当社入社 平成9年6月　取締役コンシューマ事業本部副本部長兼サターン事業部長 平成10年6月　執行役員サターン事業部長 平成11年11月　執行役員ドリームキャスト事業部長 平成12年6月　取締役ソフトパブリッシング部・お客様相談室・CS管理部・戦略流通室管掌(現任)	0
取　締　役	鈴　木　久　司 (昭和16年11月17日生)	昭和37年3月　当社入社 昭和62年7月　取締役研究開発本部長 平成元年7月　常務取締役研究開発本部長 平成9年6月　専務取締役アミューズメントR&D・生産本部管掌兼アミューズメント研究開発本部長 平成10年6月　代表取締役副社長 平成11年6月　取締役副社長 平成12年2月　(株)シー・エス・ケイ総合研究所代表取締役社長（現任） 平成12年6月　当社取締役（現任） (他の会社の代表状況) セガ エンタープライゼス, インク. (U.S.A.) Chairman & CEO & President	14

役名及び職名	氏名 (生年月日)	略歴	所有株式数
取締役	福島吉治 (昭和8年10月5日生)	昭和31年4月　野村證券(株)入社 昭和53年12月　取締役 昭和56年12月　常務取締役 昭和58年12月　代表取締役専務 昭和59年12月　代表取締役副社長 平成2年6月　野村證券投資信託委託(株)（現野村アセット・マネジメント投信(株)）代表取締役社長 平成6年6月　代表取締役会長 平成7年6月　取締役会長 平成8年6月　(株)CSK代表取締役社長 当社取締役（現任） 平成12年6月　(株)CSK代表取締役会長（現任） (他の会社の代表状況) エムティービーブロードキャスティングジャパン(株)代表取締役社長	千株 ―
取締役	青園雅紘 (昭和19年9月26日生)	昭和43年4月　野村證券(株)入社 昭和62年12月　取締役 平成元年6月　野村投資顧問(株)（現野村アセット・マネジメント投信(株)）常務取締役 平成3年6月　野村證券(株)常務取締役 平成7年6月　(株)CSK代表取締役副社長 平成11年6月　当社取締役副社長 平成12年6月　取締役（現任） (株)CSK代表取締役社長（現任） (他の会社の代表状況) CSKベンチャーキャピタル(株)代表取締役社長 デジタル・メディア・ラボ(株)代表取締役社長 (株)沖縄CSK代表取締役社長 (株)CSKシステムズ沖縄代表取締役社長 CSK China Capital Holdings, Inc.代表取締役社長	―
取締役	大山俊道 (昭和22年4月1日生)	昭和46年4月　日本アイ・ビー・エム(株)入社 平成8年4月　取締役クロスインダストリー・NCC(Network Centric Computing)事業推進担当 平成10年1月　取締役ｅ－ビジネス推進担当 平成12年3月　(株)スターアルファ設立取締役会長（現任） 平成12年5月　(株)ISAO代表取締役社長（現任） 平成12年6月　当社取締役（現任）	―
取締役	増田宗昭 (昭和26年1月20日生)	昭和48年4月　(株)鈴屋入社 昭和58年3月　蔦屋書店（現 TSUTAYA枚方駅前本店）創業 昭和60年9月　カルチュア・コンビニエンス・クラブ(株)設立代表取締役社長 平成7年9月　ディレク・ティービー・ジャパン(株)設立代表取締役社長 平成8年10月　カルチュア・コンビニエンス・クラブ(株)代表取締役会長 平成11年4月　代表取締役社長（現任） 平成12年6月　当社取締役（現任）	―

役名及び職名	氏　　名 （生　年　月　日）	略　　　　歴	所有株式数
			千株
常勤監査役	家　田　和　忠 （昭和12年11月8日生）	昭和36年4月　(株)三和銀行入行 昭和61年4月　同行上前津支店長 昭和63年7月　当社入社理事経理本部副本部長 平成元年7月　取締役経理本部長 平成6年4月　取締役情報システム本部長兼管理本部副本部長 平成6年10月　取締役管理本部長 平成9年6月　常勤監査役（現任）	3
常勤監査役	西　　巖 （昭和14年7月11日生）	昭和40年9月　当社入社 昭和60年4月　経理部長 平成4年4月　理事補経理部長 平成5年1月　理事財務部長 平成11年6月　常勤監査役（現任）	5
監査役	宮　崎　金　助 （昭和2年8月21日生）	昭和23年5月　大蔵省入省 昭和53年7月　王子税務署副署長 昭和58年7月　東京国税局統括国税調査官 昭和59年9月　八重洲総合事務所税理士（現任） 昭和61年7月　当社監査役（現任）	2
監査役	弦　間　芳　安 （昭和17年3月8日生）	昭和39年4月　(株)三和銀行入行 昭和57年3月　加州三和銀行副頭取 平成2年7月　カナダ三和銀行頭取 平成4年6月　(株)CSK理事 平成4年12月　取締役社長室長 平成10年6月　常勤監査役（現任） 平成12年6月　当社監査役（現任）	0
計			20,280

（注）　監査役宮崎金助および弦間芳安は株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役であります。

第5　経　理　の　状　況

1.　連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成しております。

なお、前連結会計年度（平成10年４月１日から平成11年３月31日まで）は、改正前の連結財務諸表規則に基づき、当連結会計年度（平成11年４月１日から平成12年３月31日まで）は、改正後の連結財務諸表規則に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成しております。

なお、第41期事業年度（平成10年４月１日から平成11年３月31日まで）は、改正前の財務諸表等規則に基づき、第42期事業年度（平成11年４月１日から平成12年３月31日まで）は、改正後の財務諸表等規則に基づいて作成しております。

2.　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度（平成10年４月１日から平成11年３月31日まで）及び第41期事業年度（平成10年４月１日から平成11年３月31日まで）の連結財務諸表および財務諸表については、中央監査法人の監査を受け、当連結会計年度（平成11年４月１日から平成12年３月31日まで）及び第42期事業年度（平成11年４月１日から平成12年３月31日まで）の連結財務諸表及び財務諸表については、中央青山監査法人の監査を受けております。

その監査報告書は、連結財務諸表および財務諸表のそれぞれの直前に掲げてあります。ただし、前事業年度の財務諸表に係る監査報告書は連結財務諸表に係る監査報告書と同一の監査報告書で監査証明が行われているため、当連結会計年度の連結財務諸表に係る監査報告書の前に掲げてあります。

なお、中央監査法人は、平成12年４月１日に青山監査法人と合併し、名称を中央青山監査法人と変更しております。

監　　査　　報　　告　　書

平成１１年６月２９日

株式会社セガ・エンタープライゼス
代表取締役社長　　入　交　昭　一　郎　　殿



中　央　監　査　法　人

代表社員
関与社員　公認会計士　野田晃子

代表社員
関与社員　公認会計士　鈴木正明

関与社員　公認会計士　市村　清

東京都千代田区霞が関三丁目２番５号　霞が関ビル

当法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」及び「企業集団等の状況」に掲げられている株式会社セガ・エンタープライゼスの平成１０年４月１日から平成１１年３月３１日までの第４１期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表、並びに同期間の連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書及び連結剰余金計算書について監査を行った。

この監査に当たって、当法人は、一般に公正妥当と認められる監査基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、当法人の意見は次のとおりである。

(1) 財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和３８年大蔵省令第５９号）の定めるところに準拠しているものと認められた。

よって、上記の財務諸表が株式会社セガ・エンタープライゼスの平成１１年３月３１日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

(2) 連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和５１年大蔵省令第２８号）の定めるところに準拠しているものと認められた。

よって、上記の連結財務諸表が株式会社セガ・エンタープライゼス及び連結子会社の平成１１年3月３１日現在の財政状態及び同日をもって終了する連結会計年度の経営成績を適正に表示しているものと認める。

会社と当法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　　上

監　査　報　告　書

平成１２年６月２９日

株式会社セガ・エンタープライゼス
代表取締役会長兼社長　　大　川　　功　　殿



中央青山監査法人

代表社員 関与社員　公認会計士　野田晃子

代表社員 関与社員　公認会計士　鈴木正明

関与社員　公認会計士　市村　清

当監査法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社セガ・エンタープライゼスの平成１１年４月１日から平成１２年３月３１日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和５１年大蔵省令第２８号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の連結財務諸表が株式会社セガ・エンタープライゼス及び連結子会社の平成１２年３月３１日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注) 連結財務諸表作成のための基本となる重要な事項又は追加情報の注記に記載されているとおり、会社は、当連結会計年度より、改訂後の連結財務諸表原則及び研究開発費等に係る会計基準が適用されることとなるため、これらの原則及び会計基準により連結財務諸表を作成している。

以　　上

1. 連結財務諸表等

(1) 連結財務諸表

① 連結貸借対照表

(単位 百万円)

科目 ＼ 期別	前連結会計年度(平成11年3月31日現在) 金額		構成比	当連結会計年度(平成12年3月31日現在) 金額		構成比	比較増減(△)
			%			%	
(資産の部)							
Ⅰ 流動資産							
1. 現金及び預金		107,727			93,913		
2. 受取手形及び売掛金		37,446			37,642		
3. 有価証券		301			13,934		
4. リース債権譲渡型小口化債権		20,500			3,000		
5. たな卸資産		61,580			42,597		
6. 前払費用		15,520			6,122		
7. その他		14,487			15,383		
貸倒引当金		△ 1,689			△ 1,214		
流動資産合計		255,874	60.1		211,378	56.3	△ 44,496
Ⅱ 固定資産							
(1) 有形固定資産							
1. アミューズメント施設機器	74,095			64,835			
減価償却累計額	△ 53,757	20,338		△ 49,379	15,456		
2. 建物及び構築物	53,181			51,787			
減価償却累計額	△ 23,759	29,421		△ 24,643	27,143		
3. 土地		22,629			22,925		
4. その他	31,105			27,447			
減価償却累計額	△ 23,554	7,551		△ 18,254	9,193		
有形固定資産合計		79,940	18.8		74,718	19.9	△ 5,221
(2) 無形固定資産※3		9,498	2.2		14,189	3.8	4,690
(3) 投資その他の資産							
1. 投資有価証券※1		27,714			34,377		
2. 長期貸付金※2		5,773			4,709		
3. 敷金保証金		24,621			20,967		
4. その他※1		14,641			13,581		
貸倒引当金		△ 2,459			△ 8,102		
投資その他の資産合計		70,292	16.5		65,533	17.5	△ 4,758
固定資産合計		159,731	37.5		154,442	41.1	△ 5,289
Ⅲ 繰延資産							
1. 社債発行費		1,446			743		
繰延資産合計		1,446	0.4		743	0.2	△ 703
Ⅳ 為替換算調整勘定		8,560	2.0		8,777	2.3	216
資産合計		425,613	100.0		375,341	100.0	△ 50,272

科目 ＼ 期別	前連結会計年度（平成11年３月31日現在）			当連結会計年度（平成12年３月31日現在）			比較増減（△）
	金	額	構成比	金	額	構成比	
（負債の部）			%			%	
Ⅰ 流動負債							
1. 支払手形及び買掛金		52,957			56,138		
2. 短期借入金		17,153			21,008		
3. １年内償還予定転換社債		29,371			88,452		
4. 未払費用		14,316			15,489		
5. 未払法人税等		734			1,047		
6. 繰延税金負債		—			4,918		
7. 債務保証損失引当金		—			1,589		
8. その他		10,085			7,938		
流動負債合計		124,618	29.3		196,583	52.4	71,965
Ⅱ 固定負債							
1. 社債		25,000			30,000		
2. 転換社債		162,543			30,406		
3. 長期借入金		27,125			32,771		
4. 退職給与引当金		597			736		
5. 役員退職慰労金引当金		124			50		
6. その他		4,815			4,474		
固定負債合計		220,206	51.8		98,440	26.2	△ 121,766
負債合計		344,825	81.1		295,023	78.6	△ 49,801
（少数株主持分）							
少数株主持分		148	0.0		△ 407	△ 0.1	△ 555
（資本の部）							
Ⅰ 資本金		42,109	9.9		64,149	17.1	22,040
Ⅱ 資本準備金		41,652	9.8		63,674	17.0	22,021
		83,762	19.7		127,823	34.1	44,061
Ⅲ 欠損金		3,096	△ 0.8		48,248	△ 12.9	45,151
Ⅳ 売却可能有価証券未実現評価差額		△ 23	△ 0.0		1,159	0.3	1,183
		80,641	18.9		80,735	21.5	93
Ⅴ 自己株式		△ 1	△ 0.0		△ 0	△ 0.0	0
Ⅵ 子会社の所有する親会社の株式		—	—		△ 9	△ 0.0	△ 9
資本合計		80,640	18.9		80,724	21.5	84
負債、少数株主持分及び資本合計		425,613	100.0		375,341	100.0	△ 50,272

② 損益計算書

(単位　百万円)

科目	前連結会計年度 (自 平成10年4月1日 至 平成11年3月31日) 金額		百分比	当連結会計年度 (自 平成11年4月1日 至 平成12年3月31日) 金額		百分比	比較増減 (△)
Ⅰ 売上高		266,194	% 100.0		339,055	% 100.0	72,861
Ⅱ 売上原価 ※1 ※8		201,819	75.8		290,492	85.7	88,673
売上総利益		64,374	24.2		48,562	14.3	△ 15,812
Ⅲ 販売費及び一般管理費							
1. 荷造発送費	4,744			6,413			
2. 広告費	14,809			28,556			
3. 従業員給料手当および賞与	14,532			13,605			
4. 貸倒引当金繰入額	—			1,157			
5. 減価償却費	3,211			4,008			
6. 研究開発費※8	5,484			6,704			
7. その他	19,504	62,286	23.4	28,471	88,917	26.2	26,630
営業利益		2,087	0.8		△ 40,354	△ 11.9	△ 42,442
Ⅳ 営業外収益							
1. 受取利息	1,169			1,357			
2. 投資事業組合収益	—			727			
3. その他	2,548	3,718	1.4	2,644	4,729	1.4	1,010
Ⅴ 営業外費用							
1. 支払利息	2,175			3,226			
2. 特定金銭信託評価損	1,329			—			
3. 社債発行費償却	723			733			
4. 社債発行差金償却	686			—			
5. 為替差損	—			1,222			
6. 固定資産売却損	—			976			
7. 持分法投資損失	6,378			1,442			
8. その他	1,792	13,085	4.9	1,045	8,646	2.6	△ 4,439
経常損失		7,279	2.7		44,271	△ 13.1	△ 36,992
Ⅵ 特別利益							
1. 貸倒引当金戻入益	277			—			
2. 投資有価証券売却益※4	—			10,205			
3. ネットワーク事業譲渡益※5	—			3,572			
4. その他	390	668	0.2	1,701	15,479	4.6	14,810
Ⅶ 特別損失							
1. たな卸資産等処分損※2	11,497			1,745			
2. 固定資産除却損	436			1,115			
3. 投資有価証券評価損	1,436			598			
4. 関係会社株式評価損	550			—			
5. 特別退職金	—			2,016			
6. 関係会社事業整理損※3	8,499			—			
7. 貸倒引当金繰入額※6	1,644			4,469			
8. 債務保証損失引当金繰入額※7	—			1,589			
9. 外貨建長期金銭債権為替差損	—			1,235			
10. その他	1,976	26,038	9.8	1,866	14,636	4.3	△ 11,402
税金等調整前当期純損失		32,649	△12.3		43,429	△ 12.8	△ 10,780
法人税、住民税及び事業税	230			653			
法人税等期間配分調整額（加算）	10,343			—			
法人税等調整額	—	10,573	3.9	878	1,531	0.5	△ 9,042
少数株主損失		342	0.1		2,080	0.6	1,737
当期純損失		42,880	△16.1		42,880	△ 12.7	0

③　連結剰余金計算書

（単位　百万円）

科目 ＼ 期別	前連結会計年度（自　平成10年4月1日　至　平成11年3月31日）金額		当連結会計年度（自　平成11年4月1日　至　平成12年3月31日）金額		比較増減（△）
Ⅰ　連結剰余金欠損金期首残高					
1.　その他の剰余金期首残高	41,684		—		
2.　欠損金期首残高	—		3,096		
3.　利益準備金期首残高	2,377	44,062	—	3,096	△　47,159
Ⅱ　連結剰余金増加高又は欠損金減少高					
1.　持分法適用会社の増加に伴う期首剰余金増加又は欠損金減少額	46	46	362	362	316
Ⅲ　連結剰余金減少高					
1.　配当金	3,924		2,374		
2.　役員賞与	—		1		
3.　連結子会社の増加に伴う剰余金減少高又は欠損金増加高	401		241		
4.　持分法適用会社の除外に伴う欠損金増加高	—	4,325	15	2,632	△　1,692
Ⅳ　当期純損失		42,880		42,880	0
Ⅴ　欠損金期末残高		3,096		48,248	45,151

④　連結キャッシュ・フロー計算書

（単位　百万円）

科目 ＼ 期別	当連結会計年度（自 平成11年4月1日 至 平成12年3月31日） 金額
Ⅰ　営業活動に係るキャッシュ・フロー	
1. 税金等調整前当期純損失	△ 43,429
2. 減価償却費	23,945
3. アミューズメント施設機器振替額	△ 9,441
4. 貸倒引当金の増加額	4,828
5. 受取利息及び受取配当金	△ 1,462
6. 支払利息	3,226
7. 為替差損	2,144
8. 持分法による投資損失	1,442
9. 有形固定資産除却損	1,115
10. 投資有価証券売却益	△ 10,205
11. ネットワーク事業譲渡益	△ 3,572
12. 特別退職金	2,016
13. 債務保証損失引当金繰入額	1,589
14. 売上債権の増加額	△ 4,498
15. たな卸資産の減少額	18,203
16. 仕入債務の増加額	3,455
17. その他	4,460
小計	△ 6,180
18. 利息及び配当金の受取額	1,294
19. 利息の支払額	△ 3,045
20. ネットワーク事業譲渡額	4,700
21. 特別退職金の支払額	△ 2,016
22. 関係会社整理に伴う支払額	△ 2,983
23. 法人税等の支払額	△ 570
営業活動に係るキャッシュ・フロー	△ 8,801
Ⅱ　投資活動に係るキャッシュ・フロー	
1. 特定金銭信託の解約による収入	4,834
2. 有形固定資産の取得による支出	△ 12,889
3. 有形固定資産の売却による収入	5,560
4. 投資有価証券の取得による支出	△ 11,797
5. 投資有価証券の売却による収入	9,024
6. 連結範囲の変更を伴う子会社株式の取得	△ 233
7. 貸付による支出	△ 286
8. 貸付金の回収による収入	1,967
9. 敷金の差入による支出	△ 557
10. 敷金の返還による収入	3,031
11. その他	△ 502
投資活動に係るキャッシュ・フロー	△ 1,848
Ⅲ　財務活動によるキャッシュ・フロー	
1. 短期借入れの増加額	3,940
2. 長期借入れによる収入	1,875
3. 長期借入金の返済による支出	△ 887
4. 社債の発行による収入	4,969
5. 転換社債の償還による支出	△ 29,371
6. 配当金の支払	△ 2,384
7. その他	244
財務活動によるキャッシュ・フロー	△ 21,613
Ⅳ　現金及び現金同等物に係る換算差額	△ 1,034
Ⅴ　現金及び現金同等物の減少額	△ 33,297
Ⅵ　現金及び現金同等物の期首残高	128,227
Ⅶ　新規連結による現金及び現金同等物の増加高	3,395
Ⅷ　現金及び現金同等物の期末残高	98,325

連結財務諸表作成のための基本となる重要な事項

項目＼期別	前連結会計年度 (自 平成10年4月1日 至 平成11年3月31日)	当連結会計年度 (自 平成11年4月1日 至 平成12年3月31日)
1. 連結の範囲	子会社55社のうち、セガ オブ アメリカ,インク.、セガ エンタープライゼス,インク.(U.S.A.)、およびセガ ヨーロッパ リミテッドをはじめとする後記「2. 企業集団の状況 (4)連結子会社の状況」に記載の38社を連結しております。 (株)エイティーワン・エンタテイメントは、当連結会計年度において新たに設立された子会社であり、相対的重要性が高い等の理由により連結の範囲に含めております。 また、(株)セガトイズは、相対的重要性が増加した等の理由から、当連結会計年度より連結の範囲に含めております。 非連結子会社はシムス(株)をはじめ17社ありますが総資産、売上高、当期純損益のうち持分に見合う額および剰余金のうち持分に見合う額のそれぞれの合計額が連結会社の総資産、売上高、当期純損益および剰余金に比して、いずれも重要性が乏しいため連結から除外しております。 なお、下記の2社につきましては、当連結会計年度において会社解散を決議し清算手続中であり、損益計算書のみ連結しており、当連結会計年度末に連結の範囲から除外しております。 ・セガ エンターテイメント,インク. ・セガ チャネル マネジメント, インク. またセガ デ メヒコ S.A.De.C.V.につきましては、休眠中であり、当連結会計年度より連結の範囲から除外しております。	子会社46社のうち、セガ オブ アメリカ,インク.、セガ エンタープライゼス,インク.(U.S.A.)、およびセガ ヨーロッパ リミテッドをはじめとする「第1 企業の概況 4. 関係会社の状況」に記載の36社を連結しております。 セガ ソフト ネットワークス, インク.、(株)セガ・ミューズおよび(株)セガ・ミュージック・ネットワークスについては、連結財務諸表規則の改正にともない、支配力基準の適用により実質的に支配していると認められたため、当連結会計年度から連結の範囲に含めることとし、当連結会計年度において新たに設立した、セガ ドットコム, インク. およびセガ オブ アメリカ ドリームキャスト, インク. ほか7社については相対的重要性が高い等の理由により当連結会計年度より連結の範囲に含めております。 非連結子会社はシムス(株)をはじめ10社ありますが総資産、売上高、当期純損益のうち持分に見合う額および剰余金のうち持分に見合う額のそれぞれの合計額が連結会社の総資産、売上高、当期純損益および剰余金に比して、いずれも重要性が乏しいため連結から除外しております。 なお、下記の3社につきましては、当連結会計年度において売却したため、損益計算書および連結キャッシュ・フロー計算書には含めており、当連結会計年度末に連結の範囲から除外しております。 ・セガ ピンボール, インク. ・セガ ATP ヨーロッパ リミテッド ・セガ アミューズメンツ スペイン S. L. また、セガ シンガポール ピーティーイー, リミテッドほか10社については、清算等により当連結会計年度期首に連結の範囲から除外しております。

期別 項目	前連結会計年度 (自 平成10年4月1日 至 平成11年3月31日)	当連結会計年度 (自 平成11年4月1日 至 平成12年3月31日)
2. 持分法の適用	関連会社のうちセガ ゲーム ワークス L.L.C.、セル ディストリビューション m.b.H.、(株)セガ・ミューズ、セガ ソフト ネットワークス,インク.、現代 セガ エンターテイメントカンパニー リミテッド、ロッテ セガ カンパニー リミテッド、SGW ホールディング,インク.、ビレッジ エンターテイメント エキップメント セールス アンド サービス ピーティーワイ,リミテッドおよび(株)セガ・ミュージック・ネットワークスの9社に対する投資について持分法を適用しております。なお、(株)セガ・ミュージック・ネットワークスに対する投資については、相対的重要性が増加した等の理由から当連結会計年度より、持分法を適用しております。アトラス ドリーム エンターテイメント カンパニー リミテッドにつきましては、当社持分が20%から6%に減少したため当連結会計年度より持分法の適用範囲から除外しております。その他の非連結子会社17社および関連会社12社につきましては、当期純損益のうち持分に見合う額および剰余金のうち持分に見合う額のそれぞれの合計額が連結会社の当期純損益および欠損金に比して、いずれも重要性が乏しいため持分法を適用しておりません。 なお、(株)セガ・ミュージック・ネットワークスの債務超過額についてはその全額を、セガ ソフト ネットワークス,インク.の債務超過額については持分割合相当額を当該各社に対する貸付金から控除しております。	関連会社のうちセガ ゲーム ワークス L.L.C.、セル ディストリビューション m.b.H.、SGW ホールディング,インク.、ビレッジ エンターテイメント エキップメント セールス アンド サービス ピーティーワイ,リミテッド、(株)シー・エス・ケイ総合研究所、(株)ISAOおよび(株)トムス・エンタテインメントの7社に対する投資について持分法を適用しております。なお、(株)シー・エス・ケイ総合研究所については、連結財務諸表規則の改正による影響力基準の適用により、実質的に重要な影響を与えていると認められたことから、当連結会計年度より持分法適用の関連会社に含めております。また、(株)ISAOおよび(株)トムス・エンタテインメントは株式の追加取得により当連結会計年度から持分法を適用しております。現代 セガ エンターテイメント カンパニー リミテッドにつきましては、株式を売却したため当連結会計年度より持分法の適用範囲から除外しております。その他の非連結子会社10社および関連会社6社につきましては、当期純損益のうち持分に見合う額および剰余金のうち持分に見合う額のそれぞれの合計額が連結会社の当期純損益および欠損金に比して、いずれも重要性が乏しいため持分法を適用しておりません。
3. 連結子会社の事業年度等	セガ エンタープライゼス,インク.(U.S.A.)、セガ オブ アメリカ,インク.、クロスプロダクツ リミテッド、セガ シンガポール ピーティーイー,リミテッド、(株)エスジーエス、(株)セガ・フードワークス、(株)セガトイズおよび(株)エイティーワン・エンタテインメントの8社の連結決算日は親会社と同一であります。セガ エンタープライゼス(オーストラリア)ピーティーワイ,リミテッドおよびセガ ディストリビューション オーストラリア ピーティーワイ,リミテッドの2社の連結決算日は12月31日であります。その他の28社の連結決算日は2月28日であります。 なお、連結決算日と連結子会社決算日との間に生じた重要な取引については、連結上必要な調整を行っております。	セガ エンタープライゼス,インク.(U.S.A.)、セガ オブ アメリカ,インク.、クロスプロダクツ リミテッド、セガ オブ アメリカ ドリームキャスト,インク.、ビジュアル コンセプツ エンターテインメント,インク.、セガドット コム インク.、セガ ドット コム PC ネットワークス インク.、セガ ソフト ネットワークス,インク.、(株)エスジーエス、(株)セガトイズ、(株)セガ・ミューズ、(株)ネクステック、(株)セガ・ミュージック・ネットワークス、(株)セガ・ロジスティクス・サービス、(株)オアシスパークおよび(株)エイティーワン・エンタテインメントの16社の連結決算日は親会社と同一であります。セガ アミューズメンツ コリア,リミテッドおよびセガ ディストリビューション オーストラリア ピーティーワイ,リミテッドの2社の連結決算日は12月31日であります。その他の18社の連結決算日は2月28日であります。 なお、連結決算日と連結子会社決算日との間に生じた重要な取引については、連結上必要な調整を行っております。

期別 項目	前連結会計年度 (自 平成10年4月1日 至 平成11年3月31日)	当連結会計年度 (自 平成11年4月1日 至 平成12年3月31日)
4. 会計処理基準	(1) 資産の評価基準および評価方法 ① 有価証券 ㋑ 取引所の相場のある有価証券 移動平均法による低価法 (洗替え方式) なお、低価法の適用にあたっては、従来、切放し方式によっておりましたが、平成10年度の税制改正にともない、当連結会計年度から洗替え方式に変更しております。この変更による影響はありません。	(1) 資産の評価基準および評価方法 ① 有価証券 ㋑ 取引所の相場のある有価証券 移動平均法による低価法 (洗替え方式)
	㋺ その他の有価証券 移動平均法による原価法 なお、特定金銭信託に含まれる有価証券についても上記の評価基準および評価方法によっております。また、米国連結子会社においては、米国財務会計基準審議会(FASB)基準書第115号(売却可能有価証券は、時価で評価し、簿価との差額を損益計算書項目または資本の部の増減項目として計上する方法)によっております。	㋺ その他の有価証券 同　左
	② たな卸資産 親会社および国内連結子会社 移動平均法による原価法 在外連結子会社 主に先入先出法による低価法	② たな卸資産 同　左
	(2) 固定資産の減価償却の方法 ① 有形固定資産 親会社および国内連結子会社 定率法 ただし、平成10年4月1日以降取得した建物(建物附属設備は除く)については定額法によっております。この変更による影響額は軽微であります。 定期借地権契約による借地上の建物・構築物については、耐用年数を定期借地権の残存期間、残存価額を零とした定額法によっております。 なお、建物(建物附属設備は除く)については、平成10年度の税制改正にともない、耐用年数を短縮しております。この変更により、前連結会計年度と同一の基準によった場合に比べ、減価償却費は101百万円増加し、売上総利益は27百万円、営業利益は95百万円減少し、経常損失および税金等調整前当期純損失は95百万円それぞれ増加しております。なお、セグメント情報に与える影響は、(セグメント情報)に記載しております。 在外連結子会社 定額法	(2) 固定資産の減価償却の方法 ① 有形固定資産 親会社および国内連結子会社 定率法 ただし、平成10年4月1日以降取得した建物(建物附属設備は除く)については定額法によっております。 定期借地権契約による借地上の建物・構築物については、耐用年数を定期借地権の残存期間、残存価額を零とした定額法によっております。 在外連結子会社 同　左
	② 無形固定資産　定額法	② 無形固定資産　定額法 ソフトウェアについては、社内における利用可能期間(5年)に基づく定額法 (追加情報) ソフトウェア(自社利用)の表示については、「研究開発費及びソフトウェアの会計処理に関する実務指針」(日本公認会計士協会　会計制度委員会報告第12号　平成11年3月31日)の適用により投資その他の資産の「その他」から無形固定資産に変更しております。なお、前連結会計年度以前にに取得したものについては、同報告の経過措置の適用により従来の会計処理方法を継続して採用しております。
	③ 長期前払費用　均等償却	③ 長期前払費用　同　左

項目 ＼ 期別	前連結会計年度 (自 平成10年4月1日 至 平成11年3月31日)	当連結会計年度 (自 平成11年4月1日 至 平成12年3月31日)
	(3) 繰延資産の処理方法 ① 社債発行費 支出時より3年間で毎期均等償却しております。 ② 社債発行差金 割引転換社債の社債発行差金については、償還期限までの期間に対応して償却しております。	(3) 繰延資産の処理方法 ① 社債発行費 同　　左 ―――――
	(4) 引当金の計上基準 ① 貸倒引当金 親会社および国内連結子会社は、債権の貸倒れによる損失に備えるため、法人税法の規定による実績繰入率による繰入限度額のほか、特定の債権について所要額を計上しております。在外連結子会社は特定の債権について所要額を計上しております。 親会社および国内連結子会社は、平成10年度の税制改正にともない、当連結会計年度から法人税法の規定による法定繰入率にかえて同法に規定する実績繰入率による繰入限度額を計上する方法に変更しております。 この変更により、従来の方法によった場合に比べ、税金等調整前当期純損失は、156百万円減少しております。 ② 役員退職慰労金引当金 親会社は、役員への退職慰労金支給に備えるため、内規による必要額を計上しております。	(4) 引当金の計上基準 ① 貸倒引当金 親会社および国内連結子会社は、債権の貸倒れによる損失に備えるため、法人税法の規定による実績繰入率による繰入限度額のほか、特定の債権について所要額を計上しております。在外連結子会社は特定の債権について所要額を計上しております。 ② 役員退職慰労金引当金 同　　左 ③ 債務保証損失引当金 親会社は、債務保証等に係る損失に備えるため、被保証者の財政状態の実情を勘案し、損失負担見込額を計上しております。
	(5) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、親会社および国内連結子会社は通常の賃貸借取引に係る方法に準じた会計処理によっております。在外連結子会社はファイナンス・リース取引について通常の売買取引に係る方法に準じた会計処理によっております。	(5) 重要なリース取引の処理方法 同　　左
	(6) 消費税等の会計処理 税抜方式によっております。	(6) 消費税等の会計処理 同　　左

項目 ＼ 期別	前連結会計年度 (自 平成10年4月1日 至 平成11年3月31日)	当連結会計年度 (自 平成11年4月1日 至 平成12年3月31日)
5. 投資勘定と資本勘定の相殺消去	親会社の投資勘定と連結子会社の資本勘定の相殺消去は、段階法によっており、相殺消去差額は連結調整勘定として5年で償却しております。セガ ゲーミング ヨーロッパ リミテッドによるJPM インターナショナル リミテッド他6社の株式取得にともない生じた相殺消去差額およびセガ ヨーロッパ リミテッドによるSGE ホールディングス リミテッド（旧セガ ゲーミング ヨーロッパ リミテッド）の株式取得にともない生じた相殺消去差額は連結調整勘定として15年で償却しております。	――――――
6. 連結子会社の資産及び負債の評価に関する事項	――――――	連結子会社の資産および負債の評価については、全面時価法を採用しております。
7. 連結調整勘定の償却に関する事項	――――――	連結調整勘定の償却は、親会社は5年間の均等償却を行っておりますが、セガ ヨーロッパ リミテッドによるJPMインターナショナル リミテッド他3社の株式取得にともない生じた連結調整勘定は15年で償却しております。 なお、連結調整勘定のうち重要性の乏しいものは一括償却しております。
8. 未実現損益の消去	連結会社相互間の取引によって取得したたな卸資産および固定資産に含まれる未実現損益は全額消去しております。	――――――
9. 在外連結子会社等の財務諸表項目の換算	在外連結子会社の財務諸表項目の円貨への換算、持分法適用の在外非連結子会社および在外関連会社の財務諸表項目の円貨への換算は、「外貨建取引等会計処理基準」（昭和54年6月26日最終改正平成7年5月26日企業会計審議会報告）による方法によっております。	――――――
10. 利益処分項目等の取扱い	連結剰余金計算書は、連結会社の利益処分について、連結会計年度中に確定した利益処分に基づいて作成しております。	同　　左
11. 連結キャッシュ・フロー計算書における資金の範囲	――――――	連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許預金、要求払預金および容易に換金可能であり、かつ、価値変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっております。
12. 法人税等の期間配分の処理	当連結財務諸表の作成にあたっては、連結会社の一時差異に係る法人税等（事業税を含む）について資産負債法により期間配分の処理を行っております。	――――――
13. 調整年金制度	親会社は退職金制度の100％について調整年金制度を採用しております。	同　　左

（表示方法の変更）

<table>
<tr><th>前連結会計年度
（自　平成10年４月１日
至　平成11年３月31日）</th><th>当連結会計年度
（自　平成11年４月１日
至　平成12年３月31日）</th></tr>
<tr><td>（連結貸借対照表）
1.　前連結会計年度の投資その他の資産の「その他」に含めて表示しておりました「長期貸付金」は、当連結会計年度において、区分掲記することに変更しました。なお、前連結会計年度の「長期貸付金」の金額は6,366百万円であります。
2.　前連結会計年度において独立掲記しておりました「長期前払費用」（当連結会計年度8,141百万円）は、資産の総額の100分の５以下であるため、当連結会計年度においては投資その他の資産の「その他」に含めて表示しております。
3.　前連結会計年度において独立掲記しておりました投資その他の資産の「繰延税金」（当連結会計年度938百万円）は、資産の総額の100分の５以下であるため、投資その他の資産の「その他」に含めて表示しております。
4.　未払事業税及び未払事業所税は、従来、「未払事業税等」として表示しておりましたが、当連結会計年度から未払事業税（当連結会計年度９百万円）については「未払法人税等」に含め、未払事業所税（当連結会計年度175百万円）については流動負債の「その他」に含めて表示しております。
5.　前連結会計年度において独立掲記しておりました「利益準備金」（当連結会計年度2,770百万円）は、連結財務諸表規則の改正により当連結会計年度においては「欠損金」に含めて表示しております。</td><td></td></tr>
<tr><td>（連結損益計算書）
1.　売上高は、前連結会計年度まで売上高を示す名称を付した科目で区分掲記しておりましたが、連結財務諸表規則の改正により当連結会計年度においては、「売上高」と一括掲記しております。
2.　売上原価は、前連結会計年度まで売上原価を示す名称を付した科目で区分掲記しておりましたが、連結財務諸表規則の改正により当連結会計年度においては、「売上原価」と一括掲記しております。
3.　前連結会計年度において独立掲記しておりました「受取利息」（当連結会計年度1,118百万円）および「有価証券利息」（当連結会計年度51百万円）は、連結財務諸表規則の改正により当連結会計年度においては「受取利息」に表示科目を統合しております。
4.　前連結会計年度において独立掲記しておりました「受取配当金」（当連結会計年度143百万円）は営業外収益の100分の10以下であるため、当連結会計年度においては、営業外収益「その他」に含めて表示しております。
5.　前連結会計年度において独立掲記しておりました「支払利息」（当連結会計年度1,502百万円）および「社債利息」（当連結会計年度672百万円）は、連結財務諸表規則の改正により当連結会計年度においては「支払利息」に表示科目を統合しております。
6.　前連結会計年度において税金等調整前当期純損失からの加減項目として独立掲記していました「少数株主持分損益」（当連結会計年度342百万円）は、連結財務諸表規則の改正により当連結会計年度においては「少数株主損失」として表示しております。
（連結剰余金計算書）
前連結会計年度においては、「その他の剰余金」の期首および期末残高ならびに期中増減高を記載しておりましたが、連結財務諸表規則の改正により当連結会計年度においては「連結剰余金」の期首および「欠損金」の期末残高ならびに期中増減高を記載しております。</td><td>1.　前連結会計年度において営業外収益「その他」に含めて表示しておりました「投資事業組合収益」（前連結会計年度766百万円）は、営業外収益の100分の10を超えたため当連結会計年度においては独立掲記いたしました。
2.　前連結会計年度において営業外費用「その他」に含めて表示しておりました「為替差損」（前連結会計年度406百万円）は、営業外費用の100分の10を超えたため当連結会計年度においては独立掲記いたしました。
3.　前連結会計年度において営業外費用「その他」に含めて表示しておりました「固定資産売却損」（前連結会計年度119百万円）は、営業外費用の100分の10を超えたため当連結会計年度においては独立掲記いたしました。</td></tr>
</table>

（追　加　情　報）

<table>
<tr><th>前連結会計年度
(自　平成10年４月１日
至　平成11年３月31日)</th><th>当連結会計年度
(自　平成11年４月１日
至　平成12年３月31日)</th></tr>
<tr><td>（連結貸借対照表）
1.　前連結会計年度において繰延資産区分の次に独立掲記しておりました「連結調整勘定」（当連結会計年度1,786百万円）は、連結財務諸表規則の改正により当連結会計年度においては無形固定資産に含めて表示しております。
2.　前連結会計年度において負債の部の末尾に独立掲記しておりました「少数株主持分」（当連結会計年度148百万円）は、連結財務諸表規則の改正により当連結会計年度においては負債の部と資本の部の中間に独立掲記しております。</td><td>（連結貸借対照表）
――――――</td></tr>
<tr><td>（連結損益計算書）
1.　前連結会計年度において販売費及び一般管理費の「事業税等」に含めておりました「事業税」（当連結会計年度38百万円）および「法人税及び住民税」（当連結会計年度192百万円）は、連結財務諸表規則の改正により当連結会計年度においては「法人税、住民税及び事業税」として表示しております。
2.　前連結会計年度において販売費及び一般管理費に含めておりました「事業税等期間配分調整額」（当連結会計年度2,325百万円）は、連結財務諸表規則の改正により当連結会計年度においては「法人税等期間配分調整額」に含めて表示しております。
3.　前連結会計年度において税金等調整前当期純損失への加減項目として独立掲記しておりました「連結調整勘定当期償却額」（当連結会計年度450百万円）は、連結財務諸表規則の改正により当連結会計年度においては販売費及び一般管理費の「その他」に含めて表示しております。
4.　前連結会計年度において税金等調整前当期純損失への加減項目として独立掲記しておりました「持分法投資損益」（当連結会計年度6,378百万円）は、連結財務諸表規則の改正により当連結会計年度においては営業外費用の「持分法投資損失」として表示しております。</td><td>（連結損益計算書）
（市場販売目的のソフトウェア）
ゲームソフト制作費については、従来、ゲームソフト完成時の製造原価に計上しておりましたが、「研究開発費等に係る会計基準（企業会計審議会）および「研究開発及びソフトウェアの会計処理に関する実務指針」（日本公認会計士協会　会計制度委員会報告第12号）に従い、当連結会計年度より支出時の製造原価に計上するとともに、前連結会計年度以前に制作を開始したものについては、同報告の経過措置の適用により従来の会計処理方法を継続して採用しております。この変更により、従来と同一の基準を適用した場合と比較して営業損失、経常損失および税引前当期純損失がそれぞれ2,154百万円増加しております。
なお、セグメント情報に与える影響は、セグメント情報の「(イ) 事業の種類別セグメント情報の(注) 4.」および「(ロ) 所在地別セグメント情報の(注) 4.」に記載しております。</td></tr>
</table>

注　記　事　項

（連結貸借対照表関係）

前連結会計年度
（平成11年３月31日現在）

※1　非連結子会社および関連会社項目

非連結子会社および関連会社に対するものは次のとおりであります。

投資有価証券（株　式）	3,737百万円
投資その他の資産その他（出資金）	277百万円

※2　外貨建長期金銭債権債務

外貨建長期金銭債権債務の決算時の為替相場による円換算額および換算差額は次のとおりであります。

科目	外貨額	貸借対照表計上額	決算時の為替相場による円換算額	差額
	千USドル	百万円	百万円	百万円
長期貸付金	31,785	3,719	3,831	111（益）
	千Aドル			
	2,564	221	194	27（損）

4　裏書手形譲渡額　147百万円

5　保　証　債　務

(1) 保　証　債　務

被保証者	金額	内容
アトラス ドリーム エンターテイメント カンパニー リミテッド	271百万円（2,250千USドル）	銀行借入の支払い保証

(2) 保　証　予　約　等

被保証者	金額	内容
(株)セガ・リース	197百万円	リース資産の買取保証
(株)トリロジー	60百万円	銀行借入に対する念書
(株)トーワジャパン	262百万円	銀行借入に対する経営指導念書
計	519百万円	

当連結会計年度
（平成12年３月31日現在）

※1　非連結子会社および関連会社項目

非連結子会社および関連会社に対するものは次のとおりであります。

投資有価証券（株　式）	13,997百万円
投資その他の資産その他（出資金）	240百万円

※2　外貨建長期金銭債権債務

外貨建長期金銭債権債務の決算時の為替相場による円換算額および換算差額は次のとおりであります。

科目	外貨額	貸借対照表計上額	決算時の為替相場による円換算額	差額
	千USドル	百万円	百万円	百万円
長期貸付金	1,773	179	188	8（益）
	千Aドル			
	603	52	39	12（損）

※3　連結調整勘定　2,246百万円

4　裏書手形譲渡額　2百万円

5　保　証　債　務

(1) 保　証　債　務

被保証者	金額	内容
アトラス ドリーム エンターテイメント カンパニー リミテッド	119百万円（1,125千USドル）	銀行借入の支払保証
セガ ゲームワークス L.L.C.	542百万円（5,110千USドル）	建物賃借料の支払保証
計	661百万円	

(2) 保　証　予　約　等

被保証者	金額	内容
(株)セガ・リース	233百万円	リース資産の買取保証
(株)トリロジー	60百万円	銀行借入に対する念書
リンガフォンジャパン(株)	100百万円	銀行借入に対する念書
計	393百万円	

（連結損益計算書関係）

前連結会計年度 (自　平成10年4月1日 至　平成11年3月31日)	当連結会計年度 (自　平成11年4月1日 至　平成12年3月31日)
※1　売上原価には、在外連結子会社の低価基準によるたな卸資産評価減額1,418百万円が含まれております。	※1　売上原価には、在外連結子会社の低価基準によるたな卸資産評価減額1,929百万円が含まれております。
※2　コンシューマ機器およびアミューズメント機器のハード、ソフトに係る評価損および廃棄損ならびに前払ソフト開発費の償却損であります。	※2　コンシューマ機器およびアミューズメント機器のハード、ソフトに係る評価損および廃棄損であります。
※3　連結子会社であるセガ　エンタープライゼス（オーストラリア）ピーティーワイ，リミテッドの事業整理にともなう資産の除却損等であります。	――――
――――	※4　セガ　ドットコム，インク．の第三者割当増資によるみなし売却益等であります。
――――	※5　持分法適用関連会社である(株)ISAOに対するものであります。
――――	※6　長期貸付金（セガ　ゲーミング　テクノロジー，インク．およびデータイースト(株)に対するもの3,118百万円他であります。
――――	※7　セガ　ゲーミング　テクノロジー，インク．の銀行借入の保証に対するものであります。
――――	※8　一般管理費および当期製造費用に含まれる研究開発費は、30,631百万円であります。

（連結キャッシュ・フロー計算書関係）

当連結会計年度
(自　平成11年4月1日
至　平成12年3月31日)

1.　現金及び現金同等物の期末残高と貸借対照表に掲記されている科目と金額の関係

現金及び預金勘定	93,913百万円
リース債権譲渡型小口化債権	3,000百万円
有価証券勘定	13,934百万円
MMF（マネーマネジメントファンド）等以外の有価証券	△12,522百万円
現金及び現金同等物	98,325百万円

2.　重要な非資金取引の内容

①　転換社債の転換

転換社債の転換による資本金増加額	21,851百万円
転換社債の転換による資本準備金増加額	21,832百万円
転換による転換社債の減少額	43,684百万円

②　現物出資

当連結会計年度に現物出資によりセガ　ドットコム，インク．が受入れた資産及び負債の主な内訳は次のとおりであります。

現物出資により受入れた資産・負債	
流動資産	8,698百万円
資産合計	8,698百万円
流動負債	3,444百万円
負債合計	3,444百万円

(リース取引関係)

前連結会計年度 (自 平成10年4月1日 至 平成11年3月31日)	当連結会計年度 (自 平成11年4月1日 至 平成12年3月31日)
(借手側) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ① リース物件の取得価額相当額、減価償却累計額相当額および期末残高相当額	(借手側) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ① リース物件の取得価額相当額、減価償却累計額相当額および期末残高相当額

前連結会計年度

	取得価額相当額	減価償却累計額相当額	期末残高相当額
	百万円	百万円	百万円
アミューズメント施設機器	1,968	1,529	438
建物及び構築物	2,542	1,032	1,509
その他	6,021	2,584	3,437
合計	10,532	5,146	5,385

当連結会計年度

	取得価額相当額	減価償却累計額相当額	期末残高相当額
	百万円	百万円	百万円
アミューズメント施設機器	935	690	244
建物及び構築物	2,295	1,089	1,206
その他	9,179	4,953	4,226
合計	12,410	6,732	5,677

前連結会計年度		当連結会計年度	
② 未経過リース料期末残高相当額		② 未経過リース料期末残高相当額	
1年以内	2,157百万円	1年以内	2,461百万円
1年超	3,465百万円	1年超	3,345百万円
合計	5,623百万円	合計	5,806百万円
③ 支払リース料、減価償却費相当額および支払利息相当額		③ 支払リース料、減価償却費相当額および支払利息相当額	
支払リース料	2,960百万円	支払リース料	3,469百万円
減価償却費相当額	2,613百万円	減価償却費相当額	3,179百万円
支払利息相当額	306百万円	支払利息相当額	259百万円
④ 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。		④ 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	
⑤ 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。		⑤ 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。	
オペレーティング・リース取引 未経過リース料		オペレーティング・リース取引 未経過リース料	
1年以内	657百万円	1年以内	1,213百万円
1年超	4,317百万円	1年超	9,722百万円
合計	4,975百万円	合計	10,935百万円

<table>
<tr><th>前連結会計年度
(自 平成10年4月1日
至 平成11年3月31日)</th><th>当連結会計年度
(自 平成11年4月1日
至 平成12年3月31日)</th></tr>
<tr><td>――――</td><td>(貸 手 側) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ① リース物件の取得価額相当額、減価償却累計額相当額および期末残高相当額 |	取得価額相当額	減価償却累計額相当額	期末残高相当額
	百万円	百万円	百万円
アミューズメント施設機器	115	46	69
その他	873	655	217
合計	989	702	287 | ② 未経過リース料期末残高相当額 1年内 230百万円 1年超 80百万円 合計 311百万円 ③ 受取リース料、減価償却費相当額および受取利息相当額 受取リース料 260百万円 減価償却費相当額 245百万円 受取利息相当額 14百万円 ④ 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。 オペレーティング・リース取引 未経過リース料 1年内 353百万円 1年超 254百万円 合計 608百万円</td></tr>
</table>

(有価証券の時価等関係)

※前期については、財務諸表における注記事項として記載しております。

有価証券の時価等

(単位　百万円)

種類	当連結会計年度(平成12年3月31日現在)		
	連結貸借対照表計上額	時価	評価損益
流動資産に属するもの			
株式	12,421	12,421	0
債券	―	―	―
その他	1,513	1,496	△ 16
小計	13,934	13,918	△ 16
固定資産に属するもの			
株式	15,236	26,164	10,928
債券	536	771	235
その他	―	―	―
小計	15,772	26,935	11,163
合計	29,707	40,854	11,146

(注) 1.　時価(時価相当額を含む)の算定方法

① 上場有価証券　　主に東京証券取引所の最終価格であります。

② 店頭売買有価証券　　(国内) 日本証券業協会が公表する売買価格等であります。
(海外) NASDAQが公表する売買価格等であります。

③ 非上場証券投資信託受益証券　　基準価格であります。

2.　開示の対象から除いた有価証券の連結貸借対照表計上額

		当連結会計年度
固定資産に属するもの	非上場株式(店頭売買株式を除く)	14,004百万円
	非上場株式(店頭売買株式を除く)に係る新株引受権証券	0百万円
	非上場転換社債	0百万円
	非上場外国債券	4,600百万円

(デリバティブ取引関係)

※前期については、財務諸表における注記事項として記載しております。

該当事項はありません。

(税効果会計関係)

当連結会計年度

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

(単位　百万円)

	第42期（平成12年３月31日現在）
繰延税金資産	
貸倒引当金損金算入限度超過額	22,724
投資有価証券評価減	8,550
たな卸資産評価減	3,961
その他	7,932
繰越欠損金	46,707
繰延税金資産小計	89,874
評価性引当額	△　89,110
繰延税金資産合計	764
繰延税金負債	
米国連結子会社の有価証券に係る評価差額	4,918
固定資産圧縮積立金	111
繰延税金負債合計	5,029
繰延税金負債の純額	4,265

2. 法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

(単位　%)

	第42期（平成12年３月31日現在）
国内の法定実効税率	42.1
(調整)	
評価性引当金	△　43.4
関連会社持分法損益	△　1.4
その他	△　0.8
税効果会計適用後の法人税等の負担率	△　3.5

(セグメント情報)

(イ) 事業の種類別セグメント情報

(単位　百万円)

	前連結会計年度（自　平成10年4月1日　至　平成11年3月31日）					
	業務用機器販売事業	コンシューマ機器販売事業	アミューズメント施設運営事業	計	消去または全社	連結
Ⅰ. 売上高および営業損益						
売上高						
(1) 外部顧客に対する売上高	88,371	84,694	93,128	266,194	—	266,194
(2) セグメント間の内部売上高又は振替高	1,018	—	—	1,018	(1,018)	—
計	89,389	84,694	93,128	267,212	(1,018)	266,194
営業費用	81,865	95,174	87,922	264,962	(856)	264,106
営業利益または営業損失（△）	7,523	△ 10,479	5,205	2,249	(161)	2,087
Ⅱ. 資産、減価償却費および資本的支出						
資産	79,578	86,506	94,662	260,747	164,866	425,613
減価償却費	1,521	2,725	21,903	26,150	(9)	26,140
資本的支出	1,041	5,986	21,015	28,044	349	28,393

(注) 1.　事業区分の方法および各区分に属する主要な製品

製品の種類、性質、製造方法、販売市場等の類似性により下記の事業に区分しております。

業務用機器販売事業………………………ビデオゲーム、メダルゲーム、プライズゲーム、自動販売機、両替機、IC基板および通信カラオケ機の製造販売事業

コンシューマ機器販売事業…………………ホームビデオゲーム、玩具、教育機器等の製造販売事業

アミューズメント施設運営事業……………アミューズメント施設の運営事業

2.　当連結会計年度の資産のうち消去または全社の項目に含めた全社資産の金額は165,355百万円であり、その主なものは、親会社での余資運用資金（現金、有価証券等）および管理部門に係る資産であります。

3.　減価償却費および資本的支出には長期前払費用とその償却額が含まれております。

4.　「連結財務諸表作成のための基本となる重要な事項」の「4.会計処理基準」に記載のとおり平成10年度の税制改正にともなう変更（新規取得建物のみ定額法を採用し、あわせて耐用年数を変更）および「追加情報」に記載の事業税、事業税等期間配分調整額および連結調整勘定当期償却額の表示区分の変更を行っております。

これらの変更にともない、従来の方法によった場合に比べ、「業務用機器販売事業」について営業利益は271百万円多く、資産は14百万円少なく、減価償却額は16百万円多く計上され、「コンシューマ機器販売事業」について営業損失は878百万円少なく、資産は44百万円少なく、減価償却費は46百万円多く計上され、「アミューズメント施設運営事業」について営業利益は665百万円多く、資産は37百万円少なく、減価償却費は38百万円多く計上されております。

（単位　百万円）

	当連結会計年度（自　平成11年4月1日　至　平成12年3月31日）					
	業務用機器販売事業	コンシューマ機器販売事業	アミューズメント施設運営事業	計	消去または全社	連結
Ⅰ．売上高および営業損益 売上高						
(1) 外部顧客に対する売上高	73,653	186,188	79,212	339,055	—	339,055
(2) セグメント間の内部売上高又は振替高	265	—	—	265	(265)	—
計	73,919	186,188	79,212	339,321	(265)	339,055
営業費用	76,583	229,221	74,610	380,416	(1,005)	379,410
営業利益または営業損失（△）	△ 2,664	△ 43,032	4,602	△ 41,094	(739)	△ 40,354
Ⅱ．資産、減価償却費および資本的支出 資産	49,864	131,834	81,812	263,512	111,829	375,341
減価償却費	2,267	4,222	17,295	23,785	(215)	23,569
資本的支出	2,094	9,947	15,168	27,210	300	27,510

(注) 1. 事業区分の方法および各区分に属する主要な製品

製品の種類、性質、製造方法、販売市場等の類似性により下記の事業に区分しております。

業務用機器販売事業…………………………ビデオゲーム、メダルゲーム、プライズゲーム、自動販売機、両替機、IC基板および通信カラオケ機の製造販売事業

コンシューマ機器販売事業…………………ホームビデオゲーム、玩具、教育機器等の製造販売事業

アミューズメント施設運営事業……………アミューズメント施設の運営事業

2. 当連結会計年度の資産のうち消去または全社の項目に含めた全社資産の金額は112,308百万円であり、その主なものは、親会社での余資運用資金（現金、有価証券等）および管理部門に係る資産であります。

3. 減価償却費および資本的支出には長期前払費用とその償却額が含まれております。

4. 追加情報にゲームソフト制作費の会計処理の変更について記載しております。この変更にともない、従来の方法によった場合に比べ、「業務用機器販売事業」について営業損失は、939百万円多く計上され、「コンシューマ機器販売事業」について営業損失は1,215百万円多く計上されております。

(ロ) 所在地別セグメント情報

(単位　百万円)

	前連結会計年度（自　平成10年４月１日　至　平成11年３月31日）						
	日本	北アメリカ	ヨーロッパ	その他	計	消去または全社	連結
Ⅰ．売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	209,527	21,604	33,563	1,498	266,194	―	266,194
(2) セグメント間の内部売上高または振替高	19,212	3,615	1,245	―	24,073	(24,073)	―
計	228,739	25,219	34,809	1,498	290,267	(24,073)	266,194
営業費用	226,827	22,082	38,293	2,692	289,895	(25,789)	264,106
営業利益または営業損失(△)	1,912	3,136	△ 3,484	△ 1,193	372	1,715	2,087
Ⅱ．資産	265,706	16,853	22,144	695	305,400	120,213	425,613

(単位　百万円)

	当連結会計年度（自　平成11年４月１日　至　平成12年３月31日）						
	日本	北アメリカ	ヨーロッパ	その他	計	消去または全社	連結
Ⅰ．売上高及び営業損益							
営業収益							
(1) 外部顧客に対する売上高	211,802	79,016	48,059	177	339,055	―	339,055
(2) セグメント間の内部売上高または振替高	92,536	4,552	1,480	―	98,569	(98,569)	―
計	304,339	83,568	49,540	177	437,625	(98,569)	339,055
営業費用	340,089	86,288	52,672	1,133	480,183	(100,773)	379,410
営業利益または営業損失(△)	△ 35,750	△ 2,719	△ 3,132	△ 956	△ 42,558	2,203	△ 40,354
Ⅱ．資産	228,696	52,564	25,787	276	307,325	68,015	375,341

(注) 1.　国または地域の区分方法および各区分に属する主な国または地域

(1) 国または地域の区分方法………地理的近接度による

(2) 各地域に属する主な国…………北アメリカ：米国

ヨーロッパ：英国、フランス、スペイン、ドイツ

その他　　：オーストラリア、シンガポール

2.　前連結会計年度の資産のうち消去または全社の項目に含めた全社資産の金額165,355百万円であり、その主なものは、親会社での余資運用資金（現金、有価証券等）および管理部門に係る資産であります。
当連結会計年度の資産のうち消去または全社の項目に含めた全社資産の金額112,308百万円であり、その主なものは、親会社での余資運用資金（現金、有価証券等）および管理部門に係る資産であります。

3.　前連結会計年度の「連結財務諸表作成のための基本となる重要な事項」の「4.会計処理基準」に記載のとおり、平成10年度の税制改正にともなう変更（新規取得建物のみ定額法を採用し、あわせて耐用年数を変更）および「追加情報」に記載の事業税、事業税等期間配分調整額および連結調整勘定当期償却額の表示区分の変更をしております。
これらの変更にともない、前々連結会計年度と同一の基準によった場合に比べ、「日本」について営業利益は2,260百万円、資産は95百万円少なく、「ヨーロッパ」については営業損失が287百万円多く、「その他」については営業損失が156百万円多く計上されております。

4.　当連結会計年度の追加情報にゲームソフト制作費の会計処理の変更について記載しております。この変更にともない、前連結会計年度と同一の方法によった場合に比べ、「日本」について営業損失は2,154百万円多く計上されております。

(ハ) 海　外　売　上　高

（単位　百万円）

	前連結会計年度（自　平成10年4月1日　至　平成11年3月31日）			
	北アメリカ	ヨーロッパ	その他の地域	計
Ⅰ 海外売上高	24,033	33,827	13,583	71,445
Ⅱ 連結売上高				266,194
Ⅲ 連結売上高に占める海外売上高の割合	9.0%	12.7%	5.1%	26.8%

（単位　百万円）

	当連結会計年度（自　平成11年4月1日　至　平成12年3月31日）			
	北アメリカ	ヨーロッパ	その他の地域	計
Ⅰ 海外売上高	84,031	49,441	12,048	145,521
Ⅱ 連結売上高				339,055
Ⅲ 連結売上高に占める海外売上高の割合	24.8%	14.6%	3.6%	43.0%

（注）1. 国または地域の区分方法および各区分に属する主な国または地域

(1) 国または地域の区分の方法…………地理的近接度による

(2) 各地域に属する主な国………………北アメリカ：米国

ヨーロッパ：英国、フランス、スペイン、ドイツ

その他　　：オーストラリア、シンガポール等

2. 海外売上高は、提出会社および連結子会社の本邦以外の国または地域における売上高であります。

（関連当事者との取引）

当連結会計年度（自　平成11年４月１日　至　平成12年３月31日）

関連当事者との取引

1.　役員及び個人主要株主等

属性	会社等の名称	住所	資本金又は出資金（百万円）	事業の内容又は職業	議決権等の所有(被所有)割合	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
役員及びその近親者	大川節男［当社代表取締役大川　功の近親者］	—	—	会社役員	被所有割合 直接　0％	—	—	(株)ISAOの株式取得	766	—	—
	大川達也［当社代表取締役大川　功の近親者］	—	—	会社役員	被所有割合 直接　0％	—	—	(株)ISAOの株式取得	766	—	—
	大川　徹［当社代表取締役大川　功の近親者］	—	—	会社役員	被所有割合 直接　0％	—	—	(株)ISAOの株式取得	766	—	—
役員及びその近親者が議決権の過半数を所有している会社等	(株)シー・エス・ケイ総合研究所 (注)1.	東京都港区	110	コンシューマ機器のソフトウェアの開発	直接　18％	兼任　4人	当社製品等の販売	コンシューマ機器等の販売	7,230	売掛金	148
							コンシューマ機器のソフトウェアの開発委託	コンシューマ機器のソフトウェアの開発委託料等の支払	506	買掛金 未払金 未払費用	364
							技術ノウハウの提供	ロイヤリティの支払	2,109		
							商品仕入	商品仕入等の支払	189		
	(株)スマート・エックス (注)2.	東京都新宿区	50	各種商品の企画、開発	なし	—	当社製品等の販売	コンシューマ機器等の販売	4	—	—

取引条件及び取引条件の決定方針等

1.　(株)ISAOの株式の取得には、外部の専門家の鑑定により価格を決定しております。

2.　(株)シー・エス・ケイ総合研究所および(株)スマート・エックスは一般取引先と同様であります。

（注）1.　当社代表取締役大川　功が議決権の72％を直接保有しております。

2.　当社代表取締役大川　功の近親者（大川　徹）が議決権の80％を直接保有しております。

2.　子　会　社　等

属性	会社等の名称	住所	資本金又は出資金（百万円）	事業の内容又は職業	議決権等の所有(被所有)割合	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
関連会社	(株)ISAO	東京都港区	2,775	ネットワーク事業全般	直接　34％	兼任　4人	ネットワークコンテンツの提供	ネットワーク事業の譲渡	5,000	—	—

取引条件及び取引条件の決定方針等

ネットワーク事業の譲渡には、外部の専門家の鑑定により価格を決定しております。

（注）　関連当事者との取引金額は消費税等抜きの金額で、期末残高は消費税等込みの金額で記載しております。

（1株当たり情報）

前連結会計年度		当連結会計年度	
1株当たり純資産額	781円26銭	1株当たり純資産額	659円3銭
1株当たり当期純損失金額	425円27銭	1株当たり当期純損失金額	390円57銭
滞在株式調整後1株当たり当期純利益は1株当たり当期純損失が計上されているため記載しておりません。		同　　左	

（重要な後発事象）

前連結会計年度 （自 平成10年4月1日 至 平成11年3月31日）	当連結会計年度 （自 平成11年4月1日 至 平成12年3月31日）
親会社は、収益構造上最適規模の人員構成の実現による早期スリム化が急務と判断し、募集人数1,000名、退職日平成11年6月30日を内容とする希望退職者の募集を実施し、平成11年5月7日より平成11年6月18日までに706名の応募がありました。これにともなう特別退職金約2,038百万円を翌連結会計年度の特別損失に計上する予定であります。	親会社は、平成12年4月3日に平成12年2月28日の取締役決議による第三者割当にもとづく新株の払込み（101,376百万円）がありました。 ① 発行新株式数　36,000,000株 ② 資　本　金　50,688百万円 ③ 資本準備金　50,688百万円 これより、平成12年4月4日現在の発行株式総数は、158,495,720株、資本金は、114,837百万円、資本準備金は、114,362百万円となっております。

⑤ 連結附属明細表

a. 社債明細表

(単位 百万円)

会社名	銘柄	発行年月日	前期末残高	当期末残高	利率	担保	償還期限	摘要
(株)セガ・エンタープライゼス(親会社)	第4回無担保転換社債	平成6年6月24日	88,452	88,452 (88,452)	% 0.55	無担保	平成12年9月29日	設備資金
	1999年満期円建転換社債	平成7年9月7日	29,371	—	—	無担保	平成11年9月7日	投融資資金
	第1回無担保社債(社債間限定同順位特約付)	平成10年10月30日	10,000	10,000	% 2.00	無担保	平成13年10月30日	転換社債償還資金
	第2回無担保社債(社債間限定同順位特約付)	平成10年12月21日	10,000	10,000	% 2.15	無担保	平成13年12月21日	転換社債償還資金
	2003年満期円建転換社債	平成11年2月17日	44,095	14,390	—	無担保	平成15年3月31日	設備および運転資金
	第5回無担保転換社債(転換価額下方修正条項および転換社債間限定同順位特約付)	平成11年2月17日	29,996	16,016	% 0.40	無担保	平成18年3月31日	設備および運転資金
	2002年満期固定利付ユーロ円債	平成11年2月18日	5,000	5,000	% 2.27	無担保	平成14年2月13日	設備および運転資金
	2002年満期固定利付ユーロ円債	平成11年6月24日	—	5,000	% 1.70	無担保	平成14年6月13日	設備および運転資金
合計			216,914	148,858				

(注) 1. 連結決算日後5年内における1年ごとの償還予定額は次のとおりであります。

(単位 百万円)

1年以内	1年超2年以内	2年超3年以内	3年超4年以内	4年超5年以内
88,452	25,000	19,390	—	—

2. 転換社債の転換条件等は次のとおりであります。

銘柄	転換価格	転換により発行する株式	転換請求期間
第4回無担保転換社債	7,726円10銭	額面普通株式(1株の額面金額50円)	平成6年8月1日から平成12年9月28日まで
2003年満期円建転換社債	2,285円	額面普通株式(1株の額面金額50円)	平成11年3月1日から平成15年3月24日まで
第5回無担保転換社債(転換価額下方修正条項および転換社債間限定同順位特約付)	2,285円	額面普通株式(1株の額面金額50円)	平成11年3月1日から平成18年3月30日まで

3. 当期末残高の括弧内は、1年内償還予定のものであります。

b．借入金等明細表

（単位　百万円）

区分	前期末残高	当期末残高	平均利率	返済期限	摘要
短期借入金	17,153	21,008	% 4.2	—	
1年以内に返済予定の長期借入金	5	477	1.9	—	
長期借入金（1年以内に返済予定のものを除く。）	27,125	32,771	2.7	平成13年～平成17年	
合計	44,283	54,258			

（注）1.　「平均利率」については、借入金等の期末残高に対する加重平均利率を記載しております。

2.　長期借入金（1年以内に返済予定のものを除く。）の連結決算日後5年内における返済予定額は以下のとおりであります。

（単位　百万円）

区分	1年超2年以内	2年超3年以内	3年超4年以内	4年超5年以内
長期借入金	32,618	136	8	8

(2)　その他

該当事項はありません。

監　査　報　告　書

平成１２年６月２９日

株式会社セガ・エンタープライゼス
代表取締役会長兼社長　　大　川　　功　　殿



中央青山監査法人
代表社員 関与社員　公認会計士　野田晃子
代表社員 関与社員　公認会計士　鈴木正明
関与社員　公認会計士　市村　清

当監査法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社セガ・エンタープライゼスの平成１１年４月１日から平成１２年３月３１日までの第４２期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和３８年大蔵省令第５９号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が株式会社セガ・エンタープライゼスの平成１２年３月３１日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注) 追加情報の注記に記載されているとおり、会社は、当事業年度より、研究開発費等に係る会計基準が適用されることとなるため、これにより財務諸表を作成している。

以　　上

2. 財務諸表等

(1) 財務諸表

① 貸借対照表

(単位 百万円)

科目	第41期(平成11年3月31日現在) 金額		構成比	第42期(平成12年3月31日現在) 金額		構成比	比較増減(△)
			%			%	
(資産の部)							
Ⅰ 流動資産							
1. 現金及び預金※2		101,495			71,198		
2. 受取手形		3,687			3,724		
3. 売掛金※1※2		28,260			44,432		
4. 有価証券		301			101		
5. リース債権譲渡型小口化債権		20,500			3,000		
6. 特定金銭信託※2		4,677			—		
7. 商品		3,221			729		
8. 製品		20,498			9,110		
9. 原材料		13,757			17,592		
10. 仕掛品		6,360			535		
11. 貯蔵品		2,703			1,676		
12. 前渡金		8			6,390		
13. 前払費用		14,611			5,020		
14. 関係会社短期貸付金		2,238			5,777		
15. 未収入金※1		8,423			6,885		
16. 自己株式		1			0		
17. その他		3,284			2,042		
貸倒引当金		△ 25			△ 59		
流動資産合計		234,006	56.0		178,158	49.1	△ 55,848
Ⅱ 固定資産							
(1) 有形固定資産							
1. アミューズメント施設機器	70,801			63,136			
減価償却累計額	△ 51,461	19,339		△ 48,250	14,885		
2. 建物	48,509			48,398			
減価償却累計額	△ 20,935	27,573		△ 22,830	25,568		
3. 構築物	1,857			1,867			
減価償却累計額	△ 985	871		△ 1,112	755		
4. 機械装置	362			509			
減価償却累計額	△ 162	199		△ 235	273		
5. 車輌運搬具	159			141			
減価償却累計額	△ 121	37		△ 114	26		
6. 工具器具備品	20,230			19,362			
減価償却累計額	△ 16,079	4,151		△ 15,100	4,262		
7. 土地		22,573			22,573		
8. 建設仮勘定		122			6		
有形固定資産合計		74,868	17.9		68,351	18.8	△ 6,516

(単位　百万円)

科目 ＼ 期別	第41期 (平成11年３月31日現在) 金額		構成比	第42期 (平成12年３月31日現在) 金額		構成比	比較増減 (△)
			%			%	
(2) 無形固定資産							
1. 借地権		1,540			1,540		
2. 商標権		174			150		
3. ソフトウェア		—			2,976		
4. 電話加入権		129			131		
5. その他		54			1,954		
無形固定資産合計		1,899	0.4		6,754	1.9	4,854
(3) 投資その他の資産							
1. 投資有価証券※2		19,894			18,007		
2. 関係会社株式※2		40,229			55,445		
3. 出資金		1,350			1,822		
4. 関係会社出資金		277			240		
5. 長期貸付金※2		4,197			3,781		
6. 従業員長期貸付金		131			105		
7. 関係会社長期貸付金※2		52,306			53,081		
8. 固定化営業債権※3		2,638			3,774		
9. 敷金保証金		24,170			20,474		
10. 長期前払費用		8,055			4,100		
11. その他		1,120			1,120		
貸倒引当金		△ 48,832			△ 52,858		
投資その他の資産合計		105,541	25.3		109,096	30.0	3,555
固定資産合計		182,308	43.6		184,203	50.7	1,894
Ⅲ 繰延資産							
1. 社債発行費		1,446			743		
繰延資産合計		1,446	0.4		743	0.2	△ 703
資産合計		417,762	100.0		363,105	100.0	△ 54,657
(負債の部)							
Ⅰ 流動負債							
1. 支払手形		17,675			19,463		
2. 買掛金※2		28,901			32,197		
3. 短期借入金		—			5,000		
4. 1年内償還予定転換社債		29,371			88,452		
5. 未払金		4,099			1,697		
6. 未払費用※1※2		12,619			16,713		
7. 未払法人税等		85			301		
8. 未払事業所税		175			155		
9. 前受金		1,277			438		
10. 預り金		486			1,341		
11. 債務保証損失引当金		5,485			1,589		
12. その他		2			612		
流動負債合計		100,179	24.0		167,964	46.2	67,784

（単位　百万円）

科目 ＼ 期別	第41期（平成11年３月31日現在） 金額		構成比	第42期（平成12年３月31日現在） 金額		構成比	比較増減（△）
			%			%	
Ⅱ 固定負債							
1. 社債		25,000			30,000		
2. 転換社債		162,543			30,406		
3. 長期借入金		27,000			27,000		
4. 退職給与引当金		556			518		
5. 役員退職慰労金引当金		124			41		
6. その他		1,721			1,650		
固定負債合計		216,946	51.9		89,615	24.7	△ 127,330
負債合計		317,125	75.9		257,580	70.9	△ 59,545
（資本の部）							
Ⅰ 資本金 ※4		42,109	10.1		64,149	17.7	
Ⅱ 資本準備金		41,652	10.0		63,674	17.5	
Ⅲ 利益準備金		2,770	0.6		3,007	0.8	
Ⅳ その他の剰余金（または欠損金△）							
1. 任意積立金							
1) 固定資産圧縮積立金	291			162			
2) 別途積立金	45,891	46,182		7,891	8,054		
2. 当期未処理損失		32,078			33,361		
その他の剰余金（△は欠損金）合計		14,104	3.4		△ 25,307	△ 6.9	△ 39,411
資本合計		100,636	24.1		105,524	29.1	4,887
負債・資本合計		417,762	100.0		363,105	100.0	△ 54,657

② 損益計算書

（単位 百万円）

科目	第41期 (自 平成10年4月1日 至 平成11年3月31日) 金額		百分比	第42期 (自 平成11年4月1日 至 平成12年3月31日) 金額		百分比	比較増減 (△)
			%			%	
Ⅰ 売上高							
1. 製品売上高※1	105,776			176,288			
2. 商品売上高※1	18,860			14,131			
3. アミューズメント施設収入※1	87,942			74,913			
4. ロイヤリティ収入※1	1,966	214,546	100.0	7,251	272,585	100.0	58,039
Ⅱ 売上原価							
1. 製品売上原価							
1) 製品期首たな卸高	12,151			20,498			
2) 当期製品製造原価	113,982			186,264			
3) 他勘定受入高※2	957			1,146			
小計	127,091			207,909			
4) 他勘定振替高※3	15,523			9,824			
5) 製品期末たな卸高	20,498			9,110			
合計	91,070			188,974			
2. 商品売上原価							
1) 商品期首たな卸高	3,141			3,221			
2) 当期商品仕入高	24,719			17,788			
3) 他勘定受入高※4	102			133			
小計	27,963			21,143			
4) 他勘定振替高※5	12,195			9,724			
5) 商品期末たな卸高	3,221			729			
合計	12,545			10,689			
3. アミューズメント施設収入原価	66,977	170,593	79.5	58,424	258,088	94.7	87,494
売上総利益		43,952	20.5		14,496	5.3	△ 29,455
Ⅲ 販売費及び一般管理費							
1. 荷造発送費	3,773			3,131			
2. 広告費	12,478			20,592			
3. 貸倒引当金繰入額	—			423			
4. 従業員給与手当	5,988			4,545			
5. 従業員賞与	2,160			1,174			
6. 役員退職慰労金引当金繰入額	10			2			
7. 賃借料	2,636			2,840			
8. 減価償却費	694			1,287			
9. 研究開発費※12	4,686			4,573			
10. 支払手数料	3,061			4,702			
11. その他	6,378	41,870	19.5	5,746	49,022	18.0	7,151
営業利益		2,081	1.0		—	—	△ 2,081
営業損失		—	—		34,525	△12.7	△ 34,525

（単位　百万円）

科目 ＼ 期別	第41期（自 平成10年4月1日 至 平成11年3月31日） 金額		百分比	第42期（自 平成11年4月1日 至 平成12年3月31日） 金額		百分比	比較増減（△）
			%			%	
Ⅳ 営業外収益							
1. 受取利息※1	1,409			1,105			
2. 有価証券利息	51			127			
3. 受取配当金	142			83			
4. 投資事業組合収益	766			727			
5. その他	1,248	3,619	1.7	962	3,005	1.1	△ 613
Ⅴ 営業外費用							
1. 支払利息	205			629			
2. 社債利息	672			1,173			
3. 特定金銭信託評価損	1,329			—			
4. 社債発行費償却	723			733			
5. 社債発行差金償却	686			—			
6. 為替差損	529			360			
7. アミューズメント施設機器除却損	648			332			
8. その他	473	5,269	2.5	965	4,195	1.5	△ 1,073
経常利益		431	0.2		—	—	△ 431
経常損失		—	—		35,715	△13.1	△ 35,715
Ⅵ 特別利益							
1. 投資有価証券売却益	—			7,785			
2. ネットワーク事業譲渡益※11	—			4,700			
3. 貸倒引当金戻入益	338			—			
4. その他	—	338	0.2	1,072	13,558	5.0	13,220
Ⅶ 特別損失							
1. たな卸資産等処分損※6	11,494			1,745			
2. 固定資産除却損※7	436			457			
3. 投資有価証券評価損	1,290			552			
4. 関係会社株式評価損	750			1,241			
5. 関係会社事業整理損※8	5,013			—			
6. 貸倒引当金繰入額※9	7,476			4,272			
7. 債務保証損失引当金繰入額※10	5,485			1,589			
8. 特別退職金	—			2,016			
9. 外貨建長期金銭債権為替差損	—			1,235			
10. その他	1,957	33,906	15.8	1,182	14,292	5.3	△ 19,613
税引前当期純損失		33,137	△15.5		36,449	△13.4	△ 3,312
法人税、住民税および事業税		245	0.1		350	0.1	104
当期純損失		33,383	△15.6		36,799	△13.5	△ 3,416
前期繰越利益		3,075			3,320		244
税効果会計適用に伴う固定資産圧縮積立金取崩額		—			118		118
中間配当額		1,610			—		△ 1,610
中間配当に伴う利益準備金積立額		161			—		△ 161
当期未処理損失		32,078			33,361		△ 1,282

(イ) 製品製造原価明細書

(単位　百万円)

科目 ＼ 期別	第41期 (自 平成10年4月1日 至 平成11年3月31日)			第42期 (自 平成11年4月1日 至 平成12年3月31日)			比較増減 (△)
	金	額	構成比	金	額	構成比	
I 材料費		66,943	% 56.9		118,560	% 64.9	51,616
II 労務費		8,658	7.4		7,859	4.3	△ 798
III 経費							
1. 外注加工費	20,651			21,270			
2. その他	21,436	42,087	35.7	34,930	56,201	30.8	14,113
当期総製造費用※12		117,689	100.0		182,621	100.0	64,931
期首仕掛品たな卸高		4,900			6,360		
合計		122,590			188,982		
他勘定振替高※2		2,247			2,182		
期末仕掛品たな卸高		6,360			535		
当期製品製造原価		113,982			186,264		

(注)

第41期	第42期
1. 原価計算の方法 組別総合原価計算を採用しております。	1. 同　左
※2. 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器　922百万円 アミューズメント施設収入原価　547百万円 その他　777百万円 計　2,247百万円	※2. 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器　1百万円 アミューズメント施設収入原価　251百万円 無形固定資産(その他)　1,910百万円 その他　18百万円 計　2,182百万円

(ロ) アミューズメント施設収入原価明細書

(単位　百万円)

科目 ＼ 期別	第41期 (自 平成10年4月1日 至 平成11年3月31日)			第42期 (自 平成11年4月1日 至 平成12年3月31日)			比較増減 (△)
	金	額	構成比	金	額	構成比	
I アミューズメント施設機器減価償却費		14,290	% 21.3		11,676	% 20.0	△ 2,613
II アミューズメント施設機器維持費		3,404	5.1		2,709	4.6	△ 695
III アミューズメント施設運営費							
1. 労務費	12,986			11,529			
2. 家賃	6,698			6,640			
3. 景品費	7,335			6,220			
4. 水道光熱費	4,076			3,808			
5. その他	18,186	49,282	73.6	15,840	44,038	75.4	△ 5,244
当期アミューズメント施設収入原価		66,977	100.0		58,424	100.0	△ 8,552

③ 利益処分計算書

(単位　百万円)

期別 科目	第41期 (株主総会承認日 平成11年6月29日)	
	金額	
Ⅰ 当期未処理損失		32,078
Ⅱ 任意積立金取崩高		
1. 固定資産圧縮積立金取崩高	10	
2. 別途積立金取崩高	38,000	38,010
合計		5,931
Ⅲ 利益処分額		
1. 利益準備金	237	
2. 配当金	2,374	2,611
Ⅳ 次期繰越利益		3,320

損失処理計算書

(単位　百万円)

期別 科目	第42期 (株主総会承認日 平成12年6月29日)
	金額
Ⅰ 当期未処理損失	33,361
Ⅱ 損失処理額	
固定資産圧縮積立金取崩高	8
Ⅲ 次期繰越損失	33,352

重要な会計方針

期別 / 項目	第41期 (自 平成10年4月1日 至 平成11年3月31日)	第42期 (自 平成11年4月1日 至 平成12年3月31日)
1. 有価証券の評価基準および評価方法	(1) 取引所の相場のある有価証券 移動平均法による低価法（洗替え方式） なお、低価法の適用にあたっては、従来、切放し方式によっておりましたが、平成10年度の税制改正にともない、当期より洗替え方式に変更しております。この変更による影響はありません。 (2) その他の有価証券 移動平均法による原価法 なお、特定金銭信託に含まれる有価証券についても上記の評価基準および評価方法によっております。	(1) 取引所の相場のある有価証券 移動平均法による低価法（洗替え方式） (2) 同左
2. たな卸資産の評価基準および評価方法	移動平均法による原価法	同左
3. 固定資産の減価償却の方法	(1) 有形固定資産 法人税法に基づく定率法 なお、アミューズメント施設機器の一部については使用年数を考慮し耐用年数を短縮しております。 ただし、平成10年4月1日以降取得した建物（建物附属設備は除く）については定額法によっております。この変更による影響額は軽微であります。 ただし、定期借地権契約による借地上の建物・構築物については、耐用年数を定期借地権の残存期間、残存価額を零とした定額法によっております。 建物(建物附属設備は除く)については、平成10年度の税制改正にともない、当期より耐用年数を短縮しております。この変更により、前期と同一の基準によった場合に比べ、減価償却費は101百万円増加し、売上総利益は27百万円、営業利益および経常利益は95百万円それぞれ減少し、税引前当期純損失は95百万円増加しております。 (2) 無形固定資産 法人税法に基づく定額法 (3) 長期前払費用 法人税法に基づく均等償却	(1) 有形固定資産 法人税法に基づく定率法 なお、アミューズメント施設機器の一部については使用年数を考慮し耐用年数を短縮しております。 ただし、平成10年4月1日以降取得した建物（建物附属設備は除く）については定額法によっております。 定期借地権契約による借地上の建物・構築物については、耐用年数を定期借地権の残存期間、残存価額を零とした定額法によっております。 (2) 無形固定資産 ソフトウェアについては、社内における利用可能期間（5年）に基づく定額法を、その他の無形固定資産については、法人税法に基づく定額法によっております。 (3) 同左
4. 繰延資産の処理方法	(1) 社債発行費 支出時より3年間で毎期均等償却しております。 (2) 社債発行差金 割引転換社債の社債発行差金については、償還期限までの期間に対応して償却しております。期中に転換された割引転換社債に対応する社債発行差金の未償却残高についても一括償却し、営業外費用の社債発行差金償却に計上しております。なお、転換された割引転換社債の額面金額と発行価格との差額は営業外収益に計上しております。	(1) 同左 (2) ――――

項目 ＼ 期別	第41期 (自 平成10年4月1日 至 平成11年3月31日)	第42期 (自 平成11年4月1日 至 平成12年3月31日)
5. 引当金の計上基準	(1) 貸倒引当金 債権の貸倒れによる損失に備えるため、法人税法の規定による実績繰入率による繰入限度額のほか、特定の債権について所要額を計上しております。 平成10年度の税制改正にともない、当期から法人税法の規定による法定繰入率にかえて同法に規定する実績繰入率による繰入限度額を計上する方法に変更しております。この変更により、従来の方法によった場合に比べ、税引前当期純損失は303百万円減少しております。	(1) 貸倒引当金 債権の貸倒れによる損失に備えるため、法人税法の規定による実績繰入率による繰入限度額のほか、特定の債権について所要額を計上しております。
	(2) 退職給与引当金 従業員への退職金支給に備えるため、期末自己都合要支給額（適格退職年金部分を除く）の100%を計上しておりましたが、平成2年6月より退職金制度の100%について適格退職年金制度（平成5年11月より調整年金制度）を採用したため過去勤務費用の掛金期間に対応して取崩しております。	同左
	(3) 役員退職慰労金引当金 役員への退職慰労金支給に備えるため、内規による必要額を計上しております。	同左
	(4) 債務保証損失引当金 債務保証等に係る損失に備えるため、被保証者の財政状態の実情を勘案し、損失負担見込額を計上しております。	同左
6. リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	同左
7. その他財務諸表作成のための基本となる重要な事項	(1) 調整年金制度 平成5年11月1日より退職金制度の100%について調整年金制度を採用しております。 a) 平成11年3月31日現在の過去勤務費用の現在額は1,646百万円であります。 b) 過去勤務費用の掛金期間は20年であります。なお、移行にともなう退職給与引当金超過額は過去勤務費用の掛金期間に対応して取崩しております。 (2) 消費税等の会計処理 税抜方式によっております。	(1) 調整年金制度 平成5年11月1日より退職金制度の100%について調整年金制度を採用しております。 a) 平成12年3月31日現在の過去勤務費用の現在額は1,167百万円であります。 b) 過去勤務費用の掛金期間は20年であります。なお、移行にともなう退職給与引当金超過額は過去勤務費用の掛金期間に対応して取崩しております。 (2) 消費税等の会計処理 税抜方式によっております。

(表示方法の変更)

第41期 (自 平成10年4月1日 至 平成11年3月31日)	第42期 (自 平成11年4月1日 至 平成12年3月31日)
1. 未払事業税および未払事業所税は、従来、「未払事業税等」として表示しておりましたが、当期から未払事業税は「未払法人税等」に含め、未払事業所税は「未払事業所税」として表示しております。 2. 当期においてアミューズメント施設機器除却損が営業外費用の総額の100分の10を超えたため、損益計算書上「アミューズメント施設機器除却損」として区分掲記しております。なお、前期は営業外費用の「その他」に196百万円含まれております。 3. 「仕入割引」は、当期より営業外収益「その他」に含めております。	―――――

(追加情報)

第41期 (自 平成10年4月1日 至 平成11年3月31日)	第42期 (自 平成11年4月1日 至 平成12年3月31日)
―――――	(税効果会計の適用) 財務諸表等規則の改正により、当期から税効果会計を適用しております。この変更による損益に与える影響はありません。 (市場販売目的のソフトウェア) ゲームソフト制作費については、従来、ゲームソフト完成時の製造原価に計上しておりましたが、「研究開発費等に係る会計基準」(企業会計審議会)および「研究開発費及びソフトウェアの会計処理に関する実務指針」(日本公認会計士協会 会計制度委員会報告第12号 平成11年3月31日)に従い、当期より支出時の製造原価に計上するとともに、前期以前に制作を開始したものについては、同報告の経過措置の適用により従来の会計処理方法を継続して採用しております。この変更により、従来と同一の基準を適用した場合と比較して、営業損失、経常損失および税引前当期純損失がそれぞれ1,729百万円増加しております。 (自社利用のソフトウェア) 当期より自社利用のソフトウェアの表示については、「研究開発費及びソフトウェアの会計処理に関する実務指針」(日本公認会計士協会 会計制度委員会報告第12号 平成11年3月31日)の適用により、投資その他の資産の「長期前払費用」から無形固定資産の「ソフトウェア」に変更しております。なお、前期以前に取得したものについては、同報告の経過措置の適用により従来の会計処理方法を継続して採用しております。

注　記　事　項

（貸借対照表関係）

第41期（平成11年３月31日現在）

※１　関係会社項目

関係会社に対する科目として区分掲記されたもののほか、次のものがあります。

売掛金	20,246百万円
未収入金	6,420百万円

※２　主な外貨建資産・負債は、次のとおりであります。

科目	金額	内訳
売掛金	6,181百万円	31,211千USドル 12,441千Stgポンド その他
特定金銭信託	4,677百万円	(38,800千USドル)
投資有価証券	4,560百万円	34,364千USドル 102,141千NTドル その他
関係会社株式	34,612百万円	92,913千Stgポンド 129,650千USドル 4,300千Aドル 6,750,000千韓国ウォン その他
長期貸付金	3,529百万円	28,777千USドル 2,564千Aドル
関係会社長期貸付金	9,960百万円	35,950千USドル 66,150千Aドル
未払費用	1,914百万円	13,169千USドル 1,378千Stgポンド その他

なお、外貨建長期金銭債権の決算時の為替相場による円換算額および換算差額は次のとおりであります。

科目	外貨額	貸借対照表計上額	決算時の為替相場による円換算額	差額
長期貸付金	千USドル 28,777	百万円 3,307	百万円 3,469	百万円 161(益)
同上	千Aドル 2,564	百万円 221	百万円 194	百万円 27(損)
関係会社長期貸付金	千USドル 35,950	百万円 4,929	百万円 4,333	百万円 595(損)
同上	千Aドル 66,150	百万円 5,030	百万円 5,010	百万円 19(損)

※３　固定化営業債権は、破産債権、更生債権その他これらに準ずる債権であります。

※４　会社が発行する株式の総数　200,000,000株

発行済株式総数　103,219,703株

５　保証債務

(1) 保証債務

被保証者	金額	内容
セガ エンタープライゼス,インク.(U.S.A.)	6,030百万円 (50,021千USドル)	建物賃借料の支払い(リース債務)保証
セガ ゲームワークス L.L.C.	707百万円 (5,867千USドル)	建物賃借料の支払い(リース債務)保証
クロス プロダクツ リミテッド	123百万円 (634千Stgポンド)	建物賃借料の支払い(リース債務)保証
アトラス ドリーム エンターテイメント カンパニー リミテッド	271百万円 (2,250千USドル)	銀行借入の支払い保証
セガ オブ アメリカ,インク.	5,472百万円 (45,397千USドル)	建物賃借料の支払い(リース債務)保証
(株)エイティーワン・エンタテインメント	205百万円	銀行借入の支払い保証
計	12,809百万円	

第42期（平成12年３月31日現在）

※１　関係会社項目

関係会社に対する科目として区分掲記されたもののほか、次のものがあります。

売掛金	35,788百万円
未収入金	3,099百万円
未払費用	7,237百万円

※２　主な外貨建資産・負債は、次のとおりであります。

科目	金額	内訳
現金預金	7,089百万円	46,409千USドル 12,787千Stgポンド
売掛金	30,137百万円	201,470千USドル 51,666千Stgポンド その他
投資有価証券	3,740百万円	25,735千USドル その他
関係会社株式	38,385百万円	92,913千Stgポンド 173,150千USドル その他
長期貸付金	2,932百万円	22,381千USドル 2,564千Aドル
関係会社長期貸付金	10,207百万円	96,300千USドル
買掛金	4,075百万円	38,286千USドル 69千Stgポンド
未払費用	7,429百万円	59,789千USドル 6,112千Stgポンド その他

なお、外貨建長期金銭債権の決算時の為替相場による円換算額および換算差額は次のとおりであります。

科目	外貨額	貸借対照表計上額	決算時の為替相場による円換算額	差額
長期貸付金	千USドル 22,381	百万円 2,711	百万円 2,375	百万円 335(損)
同上	千Aドル 2,564	百万円 221	百万円 166	百万円 54(損)
関係会社長期貸付金	千USドル 96,300	百万円 10,207	百万円 10,222	百万円 14(益)

※３　同　　左

※４　会社が発行する株式の総数　200,000,000株

発行済株式総数　122,495,720株

５　保証債務

(1) 保証債務

①　建物賃借料の支払（リース債務）保証

被保証者	金額
セガ エンタープライゼス,インク.(U.S.A.)	4,919百万円 (46,341千USドル)
セガ ゲームワークス L.L.C.	542百万円 (5,110千USドル)
クロス プロダクツ リミテッド	98百万円 (581千Stgポンド)
セガ オブ アメリカ,インク.	3,701百万円 (34,871千USドル)
セガ ドットコム,インク.	16百万円 (160千USドル)
計	9,278百万円

第　41　期 (平成11年3月31日現在)	第　42　期 (平成12年3月31日現在)

第41期（平成11年3月31日現在）

(2) 保証予約等

被保証者	金額	内容
セガ エンタープライゼス,インク.(U.S.A.)	4,580百万円 (38,000千USドル)	銀行借入に対する念書
セガ ヨーロッパ リミテッド	2,353百万円 (12,108千Stgポンド)	銀行借入に対する念書
セガ アミューズメンツ ヨーロッパ リミテッド	2,339百万円 (12,037千Stgポンド)	銀行借入に対する念書
	9百万円 (47千Stgポンド)	為替予約に対する念書
プルミエ ロワジール フランスS.A.	467百万円 (23,672千フランスフラン)	銀行借入に対する念書
	45百万円 (2,285千フランスフラン)	建物賃借料の支払い(リース債務)念書
(株) セガ・リース	197百万円	リース資産の買取保証
(株) トリロジー	60百万円	銀行借入に対する念書
(株) トーワジャパン	262百万円	銀行借入に対する経営指導念書
計	10,315百万円	

第42期（平成12年3月31日現在）

② 銀行借入の支払い保証

被保証者	金額
セガ エンタープライゼス,インク.(U.S.A.)	3,025百万円 (28,500千USドル)
アトラス ドリーム エンターテイメント カンパニー リミテッド	119百万円 (1,125千USドル)
セガ オブ アメリカ ドリームキャスト,インク.	1,539百万円 (14,500千USドル)
セガ ヨーロッパ リミテッド	735百万円 (4,347千Stgポンド)
(株) エイティーワン・エンタテインメント	780百万円
(株) ネクステック	50百万円
(株) セガ・ミュージック・ネットワークス	1,016百万円
計	7,265百万円

(2) 保証予約等

① 銀行借入に対する念書

被保証者	金額
セガ ヨーロッパ リミテッド	3,228百万円 (19,078千Stgポンド)
(株) トリロジー	60百万円
リンガフォン・ジャパン (株)	100百万円
計	3,388百万円

② 長期延払債務に対する念書

被保証者	金額
セガ ヨーロッパ リミテッド	592百万円 (3,500千Stgポンド)

③ リース資産の買取保証

被保証者	金額
(株) セガ・リース	233百万円

(損益計算書関係)

第41期 (自 平成10年4月1日 至 平成11年3月31日)	第42期 (自 平成11年4月1日 至 平成12年3月31日)
※1 関係会社項目 (1) 関係会社に対する売上高は、次のとおりであります。 製品売上高 58,773百万円 商品売上高 16,571百万円 アミューズメント施設収入 44百万円 ロイヤリティ収入 914百万円 (2) 関係会社に対する営業外収益は、次のとおりであります。 受取利息 749百万円	※1 関係会社項目 (1) 関係会社に対する売上高は、次のとおりであります。 製品売上高 135,002百万円 商品売上高 13,181百万円 アミューズメント施設収入 7百万円 ロイヤリティ収入 1,574百万円 (2) 関係会社に対する営業外収益は、次のとおりであります。 受取利息 667百万円
※2 他勘定受入高の内訳は次のとおりであります。 アミューズメント施設機器 957百万円	※2 他勘定受入高の内訳は次のとおりであります。 アミューズメント施設機器 1,146百万円
※3 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器 9,307百万円 アミューズメント施設収入原価 2,683百万円 その他 3,531百万円 計 15,523百万円	※3 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器 6,043百万円 アミューズメント施設収入原価 2,082百万円 その他 1,699百万円 計 9,824百万円
※4 他勘定受入高の内訳は次のとおりであります。 アミューズメント施設機器 102百万円	※4 他勘定受入高の内訳は次のとおりであります。 アミューズメント施設機器 133百万円
※5 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器 4,019百万円 アミューズメント施設収入原価 7,023百万円 その他 1,152百万円 計 12,195百万円	※5 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器 3,458百万円 アミューズメント施設収入原価 6,187百万円 その他 78百万円 計 9,724百万円
※6 たな卸資産等処分損はコンシューマ機器およびアミューズメント機器のハード、ソフトに係る評価損および廃棄損ならびに前払ソフト開発費の償却損であります。	※6 たな卸資産等処分損はコンシューマ機器およびアミューズメント機器のハード、ソフトに係る評価損および廃棄損であります。
※7 固定資産除却損の内訳は次のとおりであります。 建物 436百万円	※7 固定資産除却損の内訳は次のとおりであります。 建物 457百万円
※8 関係会社事業整理損は関係会社であるセガ エンタープライゼス(オーストラリア)ピーティーワイ,リミテッドの事業整理にともなう株式評価損等であります。	
※9 貸倒引当金繰入額は関係会社長期貸付金(セガ エンタープライゼス(オーストラリア)ピーティーワイ,リミテッドおよび(株)セガ・ミュージック・ネットワークス)に対するもの6,400百万円他であります。	※9 貸倒引当金繰入額は長期貸付金(セガ ゲーミング テクノロジー,インク.およびデータイースト(株))に対するもの3,118百万円他であります。
※10 債務保証損失引当金繰入額はセガ オブ アメリカ,インク.の銀行借入の保証に対するものであります。	※10 債務保証損失引当金繰入額はセガ ゲーミング テクノロジー,インク.の銀行借入の保証に対するものであります。
	※11 (株)ISAOに対するものであります。
	※12 一般管理費および当期製造費用に含まれる研究開発費は、30,111百万円であります。
(追加情報) 事業税は、従来、販売費及び一般管理費の「事業税等」に含めておりましたが、当期より「法人税、住民税及び事業税」に含めて表示しております。なお、この変更による影響はありません。	

（リース取引関係）

第41期（自 平成10年4月1日 至 平成11年3月31日）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額および期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
	百万円	百万円	百万円
アミューズメント施設機器	1,968	1,529	438
建物	2,542	1,032	1,509
工具器具備品	5,627	2,365	3,262
その他	157	129	27
合計	10,296	5,058	5,238

(2) 未経過リース料期末残高相当額

1年内	2,084百万円
1年超	3,389百万円
合計	5,474百万円

(3) 支払リース料、減価償却費相当額および支払利息相当額

支払リース料	2,893百万円
減価償却費相当額	2,548百万円
支払利息相当額	302百万円

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

(5) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2. オペレーティング・リース（借手）取引

未経過リース料

1年内	140百万円
1年超	165百万円
合計	306百万円

第42期（自 平成11年4月1日 至 平成12年3月31日）

（借手側）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額および期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
	百万円	百万円	百万円
アミューズメント施設機器	935	690	244
建物	2,248	1,069	1,178
工具器具備品	6,168	2,900	3,268
合計	9,352	4,660	4,692

(2) 未経過リース料期末残高相当額

1年内	1,941百万円
1年超	2,966百万円
合計	4,907百万円

(3) 支払リース料、減価償却費相当額および支払利息相当額

支払リース料	2,680百万円
減価償却費相当額	2,435百万円
支払利息相当額	223百万円

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

(5) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2. オペレーティング・リース（借手）取引

未経過リース料

1年内	133百万円
1年超	42百万円
合計	175百万円

第　41　期 (自　平成10年4月1日 至　平成11年3月31日)	第　42　期 (自　平成11年4月1日 至　平成12年3月31日)
	(貸　手　側) 1.　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) リース物件の取得価額、減価償却累計額および期末残高

	取得価額	減価償却累計額	期末残高
アミューズメント施設機器	百万円 115	百万円 46	百万円 69

(2) 未経過リース料期末残高相当額

1　年　内	58百万円
1　年　超	11百万円
合　計	69百万円

(3) 受取リース料、減価償却費および受取利息相当額

受取リース料	29百万円
減価償却費	28百万円
受取利息相当額	0百万円

(4) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2.　オペレーティング・リース取引

該当事項はありません。

（有価証券の時価等関係）

※当期については、連結財務諸表における注記事項として記載しております。

有　価　証　券　の　時　価　等

（単位　百万円）

種類	第41期（平成11年3月31日現在）		
	貸借対照表計上額	時価	評価損益
流動資産に属するもの			
株式	1	1	0
債券	—	—	—
その他	301	267	△　34
小計	302	268	△　34
固定資産に属するもの			
株式	11,253 (2,128)	14,887 (2,792)	3,633 (663)
債券	536	589	52
その他	—	—	—
小計	11,789 (2,128)	15,476 (2,792)	3,686 (663)
合計	12,092 (2,128)	15,744 (2,792)	3,652 (663)

（注）1.　時価（時価相当額を含む）の算定方法

① 上場有価証券　　主に東京証券取引所の最終価格であります。

② 店頭売買有価証券　　日本証券業協会が公表する売買価格等であります。

③ 非上場の証券投資信託受益証券　　基準価格であります。

2.　株式には、自己株式を含めて表示しております。

なお、自己株式の評価損益は次のとおりであります。

	第41期
流動資産に属するもの	0百万円

3.　開示の対象から除いた有価証券の貸借対照表計上額

(固定資産)非上場株式（店頭売買株式を除く）	43,533百万円 (38,101百万円)
非上場株式（店頭売買株式を除く）に係る新株引受権証券	1百万円
非上場新株引受権付社債	0百万円
非上場外国債券	4,800百万円

4.　括弧内は関係会社に係るもので内書であります。

(デリバティブ取引関係)

※当期については、連結財務諸表における注記事項として記載しております。

1.　取引の状況に関する事項

第　41　期 (自　平成10年4月1日 至　平成11年3月31日)
当社では、外貨建債権債務（主に輸出入取引）の為替変動リスクをヘッジする目的で為替予約取引、通貨オプション取引を実需為替の範囲内で包括的に行っております。また、必要に応じ個別予約を行っております。 これらの取引の管理は、関連担当執行役員および担当者をメンバーとする為替管理委員会を、週1回その他必要に応じ開催し、ここでヘッジ方針を検討、対応いたしております。なお、これらの取引は為替相場の変動によるリスクを有しており、また、通貨オプション取引をゼロコストで行う時に、やむをえずオプションを売却することがありますが、この場合、為替相場が思惑に反して大きくシフトすると不測の損害を被る危険性があるため、その運用については実需の範囲内に限定し、上記為替管理委員会にて慎重に検討、対応いたしております。 当事業年度末における為替予約残高は、このすべてを外貨建債権に振り当てております。他方、通貨オプション取引は、当事業年度末に残高はありませんので、時価の注記は行っておりません。

(税効果会計関係)

第　42　期

1.　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	(単位　百万円) 第42期（平成12年3月31日現在）
繰延税金資産	
貸倒引当金損金算入限度超過額	21,263
投資有価証券評価減	5,709
たな卸資産評価減	2,359
その他	4,346
繰越欠損金	20,191
繰延税金資産小計	53,868
評価性引当額	△　53,757
繰延税金資産合計	111
繰延税金負債	
固定資産圧縮積立金	111
繰延税金負債合計	111
繰延税金資産の純額	—

（1 株 当 た り 情 報）

項目	第41期	第42期
1株当たり純資産額	974円98銭	861円45銭
1株当たり当期純損失	331円８銭	335円17銭
潜在株式調整後 1株当たり当期純利益	潜在株式調整後１株当たり当期純利益は１株当たり当期純損失が計上されているため記載しておりません。	同　　左

（重 要 な 後 発 事 象）

第41期（自　平成10年４月１日　至　平成11年３月31日）

当社は、収益構造上最適規模の人員構成の実現による早期スリム化が急務と判断し、募集人数1,000名、退職日平成11年６月30日を内容とする希望退職者の募集を実施し、平成11年５月７日より平成11年６月18日までに706名の応募がありました。これにともなう特別退職金約2,038百万円を次期の特別損失に計上する予定であります。

第42期（自　平成11年４月１日　至　平成12年３月31日）

(1) 第三者割当による新株の払込

平成12年２月28日の取締役会決議による第三者割当による新株発行の払込み（101,376百万円）が平成12年４月３日に行われました。

①	発行新株式数	36,000,000株
②	増加資本金	50,688百万円
③	増加資本準備金	50,688百万円

これにより、平成12年４月４日現在の発行済株式総数は、158,495,720株、資本金は、114,837百万円、資本準備金は、114,362百万円となっております。

(2) アミューズメント施設運営部門の営業譲渡

当社は、より明確な責任体制のもとでスピーディーな意思決定が事業に反映され、且つ全国各地広範囲で運営する店舗の、地域に密着した適切な運営が可能になり、より一層の安定した高収益事業を構築することを目的として、平成12年６月29日開催の株主総会において、アミューズメント施設運営部門を営業譲渡することを決議いたしました。

1) 譲渡する相手の会社名、事業の内容

項目＼商号	譲受会社				
	(株)セガアミューズメント東日本(仮称)	(株)セガ・アミューズメント東京	(株)セガアミューズメント東海(仮称)	(株)セガ・アミューズメント関西	(株)セガアミューズメント西日本(仮称)
本店所在地	埼玉県大宮市三橋1丁目336番地1(予定)	東京都大田区東糀谷2丁目12番14号	名古屋市名東区社が丘1丁目804番地(予定)	大阪府豊中市豊南町東2丁目5番3号	福岡市博多区博多駅南5丁目7番5号(予定)
代表者	泉谷享(予定)	三木和徳(予定)	丹野成仁(予定)	増井尉夫(予定)	上野聖(予定)
資本金	2億円(増資予定)	2億円(増資予定)	2億円(増資予定)	2億円(増資予定)	2億円(増資予定)
株主	(株)セガ・エンタープライゼス(100%)	(株)セガ・エンタープライゼス(100%)	(株)セガ・エンタープライゼス(100%)	(株)セガ・エンタープライゼス(100%)	(株)セガ・エンタープライゼス(100%)
主要事業目的	アミューズメント施設の運営	アミューズメント施設の運営	アミューズメント施設の運営	アミューズメント施設の運営	アミューズメント施設の運営

2) アミューズメント施設運営部門の平成12年3月期における経営成績

	アミューズメント施設運営部門	当社平成12年3月期	比率
売上高	71,710百万円	272,585百万円	26.32%
営業利益(△は損失)	5,990百万円	△ 34,525百万円	—

(注) 記載金額は百万円未満を切り捨てて表示しております。なお、営業利益の金額は、店舗利益から間接費を売上比率または人件費比率で配分した額を控除して算出しております。

3) 譲渡する資産・負債の額（平成12年3月31日現在）

（単位：百万円）

科目＼商号		譲受会社				
		(株)セガアミューズメント東日本(仮称)	(株)セガ・アミューズメント東京	(株)セガアミューズメント東海(仮称)	(株)セガ・アミューズメント関西	(株)セガアミューズメント西日本(仮称)
		金額	金額	金額	金額	金額
資産	流動資産	975	1,051	763	1,137	893
	固定資産	8,975	7,460	6,868	10,120	9,225
	有形固定資産	4,802	4,258	4,038	6,098	4,704
	無形固定資産	—	—	—	—	—
	投資等	4,173	3,202	2,830	4,022	4,521
	資産合計	9,950	8,511	7,631	11,257	10,118
負債	流動負債	—	—	—	—	—
	固定負債	—	—	—	—	—
	負債合計	—	—	—	—	—

(注) 記載金額は百万円未満を切り捨てて表示しております。

4) 譲渡のスケジュール

平成12年5月23日　　営業譲渡承認取締役会
平成12年6月29日　　営業譲渡承認株主総会
平成12年7月中　　営業譲渡契約書締結（予定）
平成12年10月1日　　営業譲渡（予定）

5) 譲　渡　価　額

譲渡財産の対価は、譲渡財産の譲渡日現在における簿価を基準とし、当社および営業譲渡先の間で別途協議の上、決定いたします。なお、確定しました対価の支払時期、支払方法等につきましては、当社および営業譲渡先の間で別途協議の上、決定いたします。

(3) ソフトウェア研究開発部門の分社化

当社は、現在保有する強力なソフト開発力をベースとした、ゲームソフト開発の産業化を目的として平成12年６月29日開催の株主総会において、ソフトウェア研究開発部門の分社化を行うことを決議いたしました。

1) 分社化する会社の名称等

商　　号	本店所在地	代表者	資本金	株　　主	主たる事業の内容	設立年月
(株)ワウ	東京都大田区東糀谷２丁目12番14号	代表取締役社長 中川力也	120百万円	(株)セガ・エンタープライゼス(100%)	ゲームソフトウェア研究開発	平成12年４月
(株)ヒットメーカー	東京都大田区東糀谷２丁目12番14号	代表取締役社長 小口久雄	140百万円	(株)セガ・エンタープライゼス(100%)	ゲームソフトウェア研究開発	平成12年４月
(株)アミューズメントヴィジョン	東京都大田区東糀谷２丁目12番14号	代表取締役社長 名越俊弘	60百万円	(株)セガ・エンタープライゼス(100%)	ゲームソフトウェア研究開発	平成12年４月
(株)セガ・ロッソ	東京都大田区東糀谷２丁目12番14号	代表取締役社長 佐々木建仁	40百万円	(株)セガ・エンタープライゼス(100%)	ゲームソフトウェア研究開発	平成12年４月
(株)スマイルビット	東京都大田区羽田１丁目２番12号	代表取締役社長 新井瞬	120百万円	(株)セガ・エンタープライゼス(100%)	ゲームソフトウェア研究開発	平成12年４月
(株)オーバーワークス	東京都大田区羽田１丁目２番12号	代表取締役社長 大場規勝	100百万円	(株)セガ・エンタープライゼス(100%)	ゲームソフトウェア研究開発	平成12年４月
(株)ソニックチーム	東京都大田区羽田１丁目２番12号	代表取締役社長 中裕司	80百万円	(株)セガ・エンタープライゼス(100%)	ゲームソフトウェア研究開発	平成12年４月
(株)ユナイテッド・ゲーム・アーティスツ	東京都渋谷区渋谷１丁目12番１号	代表取締役社長 水口哲也	40百万円	(株)セガ・エンタープライゼス(100%)	ゲームソフトウェア研究開発	平成12年４月
(株)ウェーブマスター	東京都大田区羽田１丁目２番12号	代表取締役社長 牧野幸文	30百万円	(株)セガ・エンタープライゼス(100%)	ゲームソフトウェア研究開発	平成12年４月

2) 分　社　化　の　方　法

当社のソフトウェア研究開発部門を上記９つの各会社に分社化し、ゲームソフト開発機材を賃貸とし、当社の研究開発部門として開発をした知的成果に関しても当社に残し、その利用を各会社に利用させるに留める等、財産は譲渡せず、また、開発要員のほとんどすべてを出向に留め、当社からの開発外注取引を主な業務といたします。

3) 分社化のスケジュール

平成12年５月23日　　分社化承認取締役会

平成12年６月29日　　分社化承認株主総会

平成12年７月１日　　営業開始（予定）

④ 附属明細表

a．有価証券明細表

		銘柄	株式数	取得価額	貸借対照表計上額	摘要
株式	投資有価証券		株	百万円	百万円	
		(株) アスキー	3,500,000	3,045	3,045	
		(株) 住友銀行	1,218,659	2,184	1,658	
		(株) CSKエレクトロニクス	4,425,000	1,504	1,504	
		シルバーラド リゾート,インク.	10,000	1,274	1,274	
		(株) サービスウェア・コーポレーション	52,500	642	642	
		イーファ コーポレーション	7,036,761	495	495	
		ジーアールホームネット (株)	9,000	450	450	
		アパルーサ インタラクティブ コーポレーション	4,000,000	428	428	
		プレディウム エンターテイメント コーポレーション	1,125,000	379	379	
		ブリリアント デジタル エンターテイメント，インク.	780,001	518	257	
		その他 57 銘柄	3,347,564	6,113	2,735	
		計	25,504,485	17,035	12,871	

		銘柄	券面総額	取得価額	貸借対照表計上額	摘要
公社債・国債および地方債	投資有価証券		百万円	百万円	百万円	
		野村バンクインターナショナルユーロ円債	600	600	600	
		IBJファイナンスコーポレーションN.V.永久劣後債	1,000	1,000	1,000	
		エスブイエンジェル'96リミテッド2003年満期利益参加型社債	536	536	536	
		(株)トーワジャパン第3回無担保転換社債	132	132	0	
		ファンネル・ファイナンス・エー・イー・シー	3,000	3,000	3,000	
		計	5,268	5,268	5,136	

		種類及び銘柄	取得価額または出資総額	貸借対照表計上額	摘要
その他の有価証券	一時所有の有価証券		百万円	百万円	
		〔投資信託受益証券〕			
		国際投信投資顧問 (株) 国際300オープン	101	101	
		計	101	101	
	投資有価証券	その他新株引受権証券2銘柄	1	0	
		計	1	0	

b．有形固定資産等明細表

（単位　百万円）

資産の種類		前期末残高	当期増加額	当期減少額	当期末残高	減価償却累計額または償却累計額		差引当期末残高	摘要
							当期償却額		
有形固定資産	アミューズメント施設機器	70,801	9,441	17,106	63,136	48,250	11,745	14,885	
	建物	48,509	1,952	2,062	48,398	22,830	3,492	25,568	
	構築物	1,857	11	0	1,867	1,112	127	755	
	機械装置	362	146	0	509	235	72	273	
	車輌運搬具	159	2	20	141	114	11	26	
	工具器具備品	20,230	2,252	3,119	19,362	15,100	1,906	4,262	
	土地	22,573	—	—	22,573	—	—	22,573	
	建設仮勘定	122	954	1,070	6	—	—	6	
	計	164,615	14,761	23,380	155,995	87,643	17,356	68,351	
無形固定資産	借地権	1,540	—	—	1,540	—	—	1,540	
	商標権	276	3	—	280	129	27	150	
	ソフトウェア	—	5,911	537	5,374	2,397	1,065	2,976	
	電話加入権	129	2	0	131	—	—	131	
	その他	71	10,022	8,110	1,983	28	12	1,954	
	計	2,018	15,940	8,648	9,310	2,555	1,105	6,754	
長期前払費用		13,469	649	5,233	8,885	4,784	1,511	4,100	
繰延資産	社債発行費	2,170	30	—	2,200	1,457	733	743	

（注）1.　アミューズメント施設機器の主な増加は、業務用ビデオゲーム3,781百万円とメダルゲーム2,798百万円であり、主な減少は業務用ビデオゲーム974百万円とメダルゲーム253百万円であります。

2.　自社利用のソフトウェアを投資その他の資産の「長期前払費用」から無形固定資産の「ソフトウェア」に4,962百万円振替ております。

3.　無形固定資産その他の主な増減は、市場販売目的のソフトウェアの仕掛品からの振替増加10,022百万円、売上原価への払出し8,110百万円であります。

c．資本金等明細表

（単位　百万円）

区分		前期末残高	当期増加額	当期減少額	当期末残高	摘要
資本金		42,109	22,040	—	64,149	
うち既発行株式	額面普通株式	(103,219,703株) 42,109	(19,276,017株) 22,040	(—株) —	(122,495,720株) 64,149	(注) 1.
	計	(103,219,703) 42,109	(19,276,017) 22,040	(—) —	(122,495,720) 64,149	
資本準備金および その他の資本剰余金	資本準備金 株式払込剰余金	41,652	22,021	—	63,674	(注) 1.
	計	41,652	22,021	—	63,674	
利益準備金および 任意積立金	利益準備金	2,770	237	—	3,007	(注) 2.
	任意積立金 固定資産圧縮積立金	291	—	128	162	(注) 3.
	別途積立金	45,891	—	38,000	7,891	(注) 4.
	計	48,953	237	38,128	11,062	

(注) 1.　当期増加額は、転換社債の株式への転換によるもの（額面普通株式19,118,017株、資本金21,851百万円、資本準備金21,832百万円）およびストックオプション制度の新株引受権の権利行使によるもの（額面普通株式158,000株、資本金188百万円、資本準備金188百万円）であります。

2.　当期増加額は、前期決算の利益処分によるものであります。

3.　当期減少額は、前期決算の利益処分による取崩額10百万円と税効果会計にともなう取崩額118百万円であります。

4.　当期減少額は、前期決算の利益処分による取崩額であります。

d．引当金明細表

（単位　百万円）

区分	前期末残高	当期増加額	当期減少額		当期末残高	摘要
			目的使用	その他		
貸倒引当金	48,858	9,823	5,449	313	52,918	
債務保証損失引当金	5,485	1,589	—	5,485	1,589	
退職給与引当金	556	—	—	38	518	
役員退職慰労金引当金	124	2	2	82	41	

(注) 1.　貸倒引当金の当期減少額のその他は、法人税法の規定による戻入額62百万円および個別引当対象債権の回収等による戻入額251百万円であります。

2.　債務保証損失引当金の当期減少額のその他は、貸倒引当金への振替等であります。

3.　退職給与引当金の当期減少額のその他は、適格退職年金制度（平成5年11月より調整年金制度）への移行にともなう退職給与引当金超過額の取崩額であります。

4.　役員退職慰労金引当金の当期減少額のその他の82百万円は、退職慰労金の支給がなかったことによる取崩額であります。

(2) 主な資産及び負債の内容

① 現金及び預金

(単位　百万円)

区分	金額
現金	2,712
預金	
当座預金	4,878
普通預金	7,198
通知預金	20,200
定期預金	16,207
譲渡性預金	20,000
計	68,485
合計	71,198

② 受取手形

イ. 相手先別内訳

(単位　百万円)

相手先	金額
(株)エスジーエス	887
(株)タイトー	590
(株)ナムコ	371
(株)カプコン	292
オリックス(株)	117
その他	1,464
合計	3,724

ロ. 期日別内訳

(単位　百万円)

期日	金額
1ヵ月以内	1,155
2ヵ月以内	1,326
3ヵ月以内	713
4ヵ月以内	172
5ヵ月以内	78
5ヵ月超	277
合計	3,724

③ 売　掛　金

イ．相手先別内訳

（単位　百万円）

相手先	金額
セガ オブ アメリカ ドリームキャスト,インク.	18,009
セガ ヨーロッパ リミテッド	8,035
(株) セガ・ミューズ	6,226
(株) カプコン	1,171
セガ ゲーミング テクノロジー,インク.	1,081
その他	9,907
合計	44,432

ロ．売掛金の回収状況および滞留状況

（単位　百万円）

前期繰越高 A	当期売上高 B	当期回収高 C	当期末残高 D	回収および滞留状況	
				回収率 $\frac{C}{A+B}$	滞留期間 $D \div \frac{B}{12}$
28,260	280,721	264,550	44,432	85.62%	1.9か月

（注）　上記の各金額には消費税等を含んでおります。

④ 商　品

（単位　百万円）

区分	金額
業務用アミューズメント機器	671
コンシューマ機器	57
合計	729

（注）　業務用アミューズメント機器には販売用サプライ品（印画紙ほか）が296百万円含まれております。

⑤ 製　品

（単位　百万円）

区分	金額
業務用アミューズメント機器	1,723
コンシューマ機器	7,386
合計	9,110

⑥ 原　材　料

（単位　百万円）

区分	金額
半導体	10,254
電子・電気部品	5,187
機構部品・その他	2,150
合計	17,592

⑦ 仕　掛　品

（単位　百万円）

区分	金額
業務用アミューズメント機器	535

⑧ 貯　蔵　品

（単位　百万円）

区分	金額
未使用開発機材	435
景品	688
修理用部品	114
中古ＩＣ基盤・その他	438
合計	1,676

⑨ 関係会社株式

（単位　百万円）

会社名	金額
セガ エンタープライゼス,インク.(U.S.A.)	17,919
セガ ヨーロッパ リミッテッド	15,014
㈱トムス・エンタテインメント	5,700
㈱ＩＳＡＯ	4,748
ボーナス ドットコム,インク.	1,591
その他30社	10,471
合計	55,445

⑩ 関係会社長期貸付金

（単位　百万円）

相手先	金額
セガ オブ アメリカ,インク.	44,815
セガ ソフト ネットワークス,インク.	5,392
㈱セガ・ミュージック・ネットワークス	2,681
㈱セガ・リース	191
合計	53,081

⑪ 敷金保証金

（単位　百万円）

区分	金額
アミューズメント施設	19,796
事業所・事務所	321
営業所	201
その他	156
合計	20,474

⑫ 支 払 手 形

イ. 相手先別内訳

(単位　百万円)

相手先	金額
現代電子産業ジャパン(株)	2,067
日本サムスン(株)	1,437
新潟精密(株)	1,043
オーエスエレクトロニクス(株)	902
ロッテ物産(株)	595
その他	13,416
合計	19,463

ロ. 期日別内訳

(単位　百万円)

期日	金額
1ヵ月以内	8,010
2ヵ月以内	6,469
3ヵ月以内	4,982
4ヵ月以内	0
合計	19,463

⑬ 買 掛 金

(単位　百万円)

相手先	金額
(株)リョーサン	7,606
(株)日立電子デバイス販売	2,766
日本サムスン(株)	2,364
ミツイワ(株)	1,416
ヤマハ(株)	1,392
その他	16,651
合計	32,197

⑭ 1年内償還予定転換社債

(単位　百万円)

銘柄	金額
第4回無担保転換社債	88,452

⑮ 社　　　　債

（単位　百万円）

銘柄	金額
第１回無担保社債（社債間限定同順位特約付）	10,000
第２回無担保社債（社債間限定同順位特約付）	10,000
2002年満期固定利付ユーロ円債	5,000
2002年満期固定利付ユーロ円債	5,000
合計	30,000

⑯ 転換社債

（単位　百万円）

銘柄	金額
2003年満期円建転換社債	14,390
第５回無担保転換社債（転換価額下方修正条項および転換社債間限定同順位特約付）	16,016
合計	30,406

⑰ 長期借入金

（単位　百万円）

借入先	金額
(株)住友銀行	12,000
(株)三和銀行	10,000
(株)日本興業銀行	5,000
合計	27,000

(3) その他

該当事項はありません。

第６　提出会社の株式事務の概要

<table>
<tr><td>決算期</td><td colspan="2">3月31日</td><td colspan="2">定時株主総会</td><td>6月中</td></tr>
<tr><td>株主名簿閉鎖の期間</td><td colspan="2">―――</td><td colspan="2">基準日</td><td>3月31日</td></tr>
<tr><td rowspan="2">株券の種類</td><td colspan="2" rowspan="2">100株券、1,000株券、10,000株券</td><td colspan="2">中間配当基準日</td><td>9月30日</td></tr>
<tr><td colspan="2">1単位の株式数</td><td>100株</td></tr>
<tr><td rowspan="4">株式の名義書換え</td><td>取扱場所</td><td colspan="4">東京都千代田区丸の内一丁目４番４号
住友信託銀行株式会社　証券代行部</td></tr>
<tr><td>代理人</td><td colspan="4">大阪市中央区北浜四丁目５番33号
住友信託銀行株式会社</td></tr>
<tr><td>取次所</td><td colspan="4">住友信託銀行株式会社本店および全国各支店</td></tr>
<tr><td>名義書換手数料</td><td colspan="2">無料</td><td>新券交付手数料</td><td>無料</td></tr>
<tr><td rowspan="4">単位未満株式の買取り</td><td>取扱場所</td><td colspan="4">東京都千代田区丸の内一丁目４番４号
住友信託銀行株式会社　証券代行部</td></tr>
<tr><td>代理人</td><td colspan="4">大阪市中央区北浜四丁目５番33号
住友信託銀行株式会社</td></tr>
<tr><td>取次所</td><td colspan="4">住友信託銀行株式会社本店および全国各支店</td></tr>
<tr><td>買取手数料</td><td colspan="4">株式の売買の委託に係る手数料相当額として別途定める金額</td></tr>
<tr><td>公告掲載新聞名</td><td colspan="5">日本経済新聞</td></tr>
<tr><td>株主に対する特典</td><td colspan="5">該当事項はありません</td></tr>
</table>

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

	書類	期間	提出日
(1)	有価証券報告書 及びその添付書類	事業年度（第41期）　自　平成10年4月1日　至　平成11年3月31日	平成11年6月30日 関東財務局長に提出
(2)	有価証券届出書（ストックオプション制度に基づく株式の募集） 及びその添付書類		平成11年7月16日 関東財務局長に提出
(3)	臨時報告書		平成11年9月30日 関東財務局長に提出

企業内容等の開示に関する省令第19条第2項第8号(営業の譲渡)に基づく臨時報告書であります。

	書類	期間	提出日
(4)	臨時報告書		平成11年10月5日 関東財務局長に提出

企業内容等の開示に関する省令第19条第2項第3号(特定子会社の異動)に基づく臨時報告書であります。

	書類	期間	提出日
(5)	半期報告書	（第42期中）　自　平成11年4月1日　至　平成11年9月30日	平成11年12月17日 関東財務局長に提出
(6)	訂正発行登録書		平成11年12月17日 関東財務局長に提出
(7)	有価証券届出書（第三者割当増資） 及びその添付書類		平成12年2月28日 関東財務局長に提出
(8)	臨時報告書		平成12年4月6日 関東財務局長に提出

企業内容等の開示に関する省令第19条第2項第4号(主要株主の異動)に基づく臨時報告書であります。

	書類	期間	提出日
(9)	臨時報告書		平成12年5月24日 関東財務局長に提出

企業内容等の開示に関する省令第19条第2項第8号(営業の譲渡)に基づく臨時報告書であります。

第二部　提出会社の保証会社等の情報

該当事項はありません。

01 SEP 25 AM 8:03

2-C

有価証券報告書

（証券取引法第24条第１項に基づく報告書）

事業年度　自　平成10年４月１日
（第41期）　至　平成11年３月31日

株式会社セガ・エンタープライゼス

(391049)

有価証券報告書

（証券取引法第24条第１項に基づく報告書）

事業年度　自　平成10年４月１日
（第 41 期）　至　平成11年３月31日

関東財務局長 殿

平成11年６月30日提出

会社名　**株式会社 セガ・エンタープライゼス**

英訳名　SEGA ENTERPRISES, LTD.

代表者の役職氏名　代表取締役社長　入交　昭一郎

本店の所在の場所　東京都大田区羽田１丁目２番12号　電話番号　03—5736—7111

連絡者　専務執行役員　中村　俊一

もよりの連絡場所　同上　電話番号　同上

連絡者　同上

有価証券報告書の写しを縦覧に供する場所

名称	所在地
東京証券取引所	東京都中央区日本橋兜町２番１号

（本書面の枚数　表紙共 52 枚）

頁

第一部 企業情報 …… 1
第1 会社の概況 …… 2
1. 主要な経営指標等の推移 …… 2
2. 会社の沿革 …… 3
3. 資本金の推移 …… 4
4. 株式の総数 …… 4
5. 株式の状況 …… 5
5の2. 取締役または使用人への譲渡および利益または資本準備金による消却に係る自己株式の取得等の状況 …… 8
6. 配当政策 …… 8
7. 株価および株式売買高の推移 …… 8
8. 役員の状況 …… 9
9. 従業員の状況 …… 13
第2 事業の概況 …… 14
1. 会社の目的および事業の内容 …… 14
2. 経営上の重要な契約 …… 19
3. 研究開発活動 …… 20
第3 営業の状況 …… 21
1. 概況 …… 21
2. 生産能力 …… 23
3. 生産実績 …… 24
4. 受注状況と生産計画 …… 25
5. 販売実績 …… 26
第4 設備の状況 …… 27
1. 設備 …… 27
2. 設備の新設、重要な拡充もしくは改修またはこれらの計画 …… 28
第5 経理の状況 …… 30
1. 財務諸表 …… 31
2. 主な資産・負債および収支の内容 …… 53
3. 資金収支の状況 …… 58
4. その他 …… 60
第6 企業集団等の状況 …… 61
1. 企業集団等の概況 …… 61
2. 企業集団の状況 …… 64
3. 関連当事者との取引 …… 86
監査報告書 …… 91
第7 株式事務の概要 …… 97
第8 参考情報 …… 98
第二部 保証会社等の情報 …… 99

第一部　企　　業　　情　　報

第1　会　社　の　概　況

1. 主要な経営指標等の推移

（単位　百万円）

回次	第37期	第38期	第39期	第40期	第41期
決算年月	平成7年3月	平成8年3月	平成9年3月	平成10年3月	平成11年3月
売上高	333,322	346,181	359,929	271,474	214,546
経常損益	23,235	31,708	33,348	11,030	431
当期純損益	14,085	5,303	5,571	△ 43,300	△ 33,383
資本金 (発行済株式総数)	38,839 (100,488千)株	39,153 (100,633千)株	39,153 (100,633千)株	39,153 (100,633千)株	42,109 (103,219千)株
純資産額	175,641	177,643	179,292	132,035	100,636
総資産額	426,456	441,105	387,278	346,538	417,762
自己資本比率	41.2 %	40.3 %	46.3 %	38.1 %	24.1 %
1株当たり純資産額	1,747.87 円	1,765.25 円	1,781.64 円	1,312.04 円	974.98 円
1株当たり配当額 (内1株当たり中間配当額)	38 円 (15円)	38 円 (15円)	38 円 (15円)	38 円 (15円)	39 円 (16円)
1株当たり当期純損益	140.17 円	52.75 円	55.37 円	△ 430.27 円	△ 331.08 円
潜在株式調整後 1株当たり当期純利益		47.30 円	48.53 円	— 円	— 円
配当性向	27.1 %	72.1 %	68.6 %	— %	— %
従業員数	3,758 人	3,764 人	3,872 人	3,982 人	3,974 人
連結売上高	383,578	384,816	432,825	331,605	266,194
連結経常損益	12,849	4,415	12,884	△ 7,023	△ 7,279
連結当期純損益	5,114	4,208	2,032	△ 35,635	△ 42,880
連結純資産額	155,261	157,873	156,105	122,045	80,640
連結総資産額	469,493	490,567	425,506	368,962	425,613
連結ベースの1株当たり純資産額	1,545.08 円	1,568.80 円	1,551.22 円	1,212.78 円	781.26 円
連結ベースの1株当たり当期純損益	50.90 円	41.86 円	20.19 円	△ 354.11 円	△ 425.27 円
連結ベースの潜在株式調整後1株当たり当期純利益		37.93 円	18.86 円	— 円	— 円

(注) 1. 売上高および連結売上高には消費税等は含まれておりません。
2. 第37期から第41期までの1株当たり配当額には特別配当金8円が含まれており、第41期には記念配当金1円が含まれております。
3. 第41期中間配当につき、平成10年11月19日開催の取締役会において決議しております。
4. 第40期および第41期の潜在株式調整後1株当たり当期純利益および連結ベースの潜在株式調整後1株当たり当期純利益は1株当たり当期純損失が計上されているため記載しておりません。
5. 従業員には、嘱託・エリア社員（第37期は準社員）が含まれており、臨時従業員は含まれておりません。
6. 金額は百万円未満を切り捨てて表示しております。

2. 会社の沿革

昭和26年４月　リチャード・ディ・スチュワートおよびレイモンド・ジェイ・レメーヤーの両名は主に米軍施設に対し、ジュークボックスおよびスロットマシン等の輸入販売ならびに賃貸の業務を開始いたしました。その後、業務用アミューズメント機器の製造に着手するとともにスロットマシン等の輸出業務も開始し、事業規模を拡大、昭和32年１月サービス　ゲームス　ジャパン㈱を設立いたしました。

なお、同社は昭和35年６月に解散し、同年同月に同社の業務を継承した日本娯楽物産㈱(販売部門)と、日本機械製造㈱(製造部門)が設立されました。

昭和35年６月	日本娯楽物産㈱（当社、資本金９百万円本社東京都品川区西大崎）設立。
昭和39年６月	日本機械製造㈱を吸収合併、資本金88百万円となる。
昭和40年１月	本店を現在地に移転。
昭和40年７月	ゲームセンターを運営していた㈲ローゼン・エンタープライゼスを吸収合併、資本金103百万円となる。商号を現商号に変更。
昭和44年３月	米国コングロマリット、ガルフ アンド ウエスタン インダストリーズ, インク. 傘下となる。
昭和54年１月	㈱エスコ貿易を買収。
昭和59年４月	CSK(コンピューターサービス㈱(現㈱CSK))グループの資本参加によりCSKグループの一員となる。
昭和60年３月	当社業務用製品の米国における販売を目的として、当社100%出資子会社セガ　エンタープライゼス, インク.（U.S.A.）設立。
昭和60年５月	子会社㈱エスコ貿易を吸収合併。
昭和61年３月	当社コンシューマ機器の米国における販売を目的として、当社100%出資子会社セガ　オブアメリカ, インク. 設立。
昭和61年11月	株式を㈳日本証券業協会東京地区協会へ店頭銘柄として登録。
昭和62年８月	海外子会社の再編成を目的として、当社100%出資子会社セガ エンタープライゼス, インク.（U.S.A.）の株式100%をセガ オブ アメリカ, インク. へ売却。
昭和63年４月	東京証券取引所市場第二部に上場。
平成２年10月	東京証券取引所市場第一部に指定。
平成３年４月	千葉県印旛郡栄町に、製造、物流の拠点として矢口事業所を設置。
平成３年７月	コンシューマ機器の欧州地域における販売力強化を目的として、当社100%出資子会社セガヨーロッパ グループ リミテッド設立。
平成５年３月	パリ証券取引所に上場。
平成６年10月	コンシューマ機器の国内販売を目的として㈱セガ・ユナイテッドを、通信カラオケ機器の販売を目的として㈱セガ・ミュージック・ネットワークス（当社出資比率50.0%）設立。 北米における家庭用・業務用娯楽機器の販売およびアミューズメント施設運営等の総合的、効率的事業運営を目的として、当社100%出資子会社セガ ホールディングズ U.S.A., インク. 設立。 中国におけるアミューズメント施設運営と業務用機器販売拡大を目的として、セガ ファーハン カルチャー エンターテインメント カンパニー リミテッド（当社当初94.9%、現在80.0%出資）設立。
平成７年４月	物流部門の合理化を目的として㈱セガ・ロジスティクスサービス（当社出資比率50.0%）設立。
平成８年３月	欧州コンシューマ機器事業の組織再編成のため欧州のコンシューマ機器部門の持株会社セガ　ヨーロッパ　グループ　リミテッドを解散。同社からセガ　ヨーロッパ　リミテッドの株式を100%取得。
平成９年３月	セガ ホールディングズ U.S.A.,インク. の清算にともない、同社からセガ エンタープライゼス, インク.（U.S.A.）の株式を100%取得。
平成10年１月	国内におけるコンシューマビジネスの流通改革を実現するため、㈱セガ・ユナイテッドと㈱ムーミンが合併し、社名を㈱セガ・ミューズ（当社出資比率46.9%）に変更。
平成10年６月	執行役員制を導入。

3. 資本金の推移

年月日	増資額	増資後資本金	摘要
	千円	千円	
平成8年3月31日	314,457	39,153,502	転換社債の転換 (平成7年4月1日～平成8年3月31日)
平成11年3月31日	2,955,780	42,109,283	転換社債の転換 (平成10年4月1日～平成11年3月31日)

(注) 1. 平成11年4月1日から平成11年5月31日までの間に資本金が転換社債の転換により1,438,618千円増加しました。この結果、平成11年5月31日現在の資本金は43,547,902千円となりました。

2. 転換社債の残高および転換価格ならびに資本組入額は次のとおりであります。

銘柄(発行日)	平成11年3月31日現在			平成11年5月31日現在		
	残高	転換価格	資本組入額	残高	転換価格	資本組入額
	百万円	円	円	百万円	円	円
第4回無担保転換社債 (平成6年6月24日)	88,452	7,726.10	3,864	88,452	7,726.10	3,864
1999年満期円建転換社債 (平成7年9月7日)	29,371	4,156.60	2,079	29,371	4,156.60	2,079
第5回無担保転換社債 (転換価額下方修正条項および転換社債間限定同順位特約付) (平成11年2月17日)	29,996	2,285	1,143	29,575	2,285	1,143
2003年満期円建転換社債 (平成11年2月17日)	44,095	2,285	1,143	41,640	2,285	1,143
計	191,914			189,038		

3. 商法第280条ノ19第2項に基づく新株発行予定残数、発行価格、資本組入額および発行予定期間は、次のとおりであります。

株主総会の特別決議日	平成11年3月31日現在				平成11年5月31日現在			
	新株発行予定残数	発行価格	資本組入額	発行予定期間	新株発行予定残数	発行価格	資本組入額	発行予定期間
平成10年6月26日	435,000株	2,835円	1,418円	平成11年7月1日 平成14年6月30日	411,000株	2,835円	1,418円	平成11年7月1日 平成14年6月30日

(注) 新株発行予定残数とは、特別決議における新株発行予定数から既に発行した株数および権利喪失者の失権した株数を減じた数のことであります。

4. 株式の総数

種類	会社が発行する株式の総数	摘要
普通株式	200,000,000株	(注)
計	200,000,000株	

(注) 「株式消却が行われた場合には、これに相当する株式数を減ずる」旨を定款に定めております。

	記名・無記名の別および額面・無額面の別	種類	発行数		上場証券取引所名または登録証券業協会名	摘要
			事業年度末現在 (平成11年3月31日現在)	提出日現在 (平成11年6月30日現在)		
発行済株式	記名式額面株式 (券面額50円)	普通株式	株 103,219,703	株 104,478,337	東京証券取引所 (市場第一部) パリ証券取引所	議決権あり
	計		株 103,219,703	株 104,478,337		

(注) 平成11年6月1日から、この有価証券報告書提出日までの転換社債の株式への転換により発行された株式数は含まれておりません。

5. 株式の状況

(1) 所有者別状況

区分	株式の状況(1単位の株式数100株)							単位未満株式の状況
	政府および地方公共団体	金融機関	証券会社	その他の法人	外国法人等(うち個人)	個人その他	計	
株主数	人 1	130	80	862	305 (38)	70,409	71,787	
所有株式数	単位 37	236,699	18,746	335,158	61,858 (170)	374,007	1,026,505	株 569,203
割合	% 0.00	23.07	1.83	32.65	6.03 (0.02)	36.42	100	

(注) 1. 自己株式2,991株は、「個人その他」の欄に29単位および「単位未満株式の状況」に91株含まれております。なお、自己株式2,991株は株主名簿上の株式の数であり、期末日現在の実質的な所有株式数は591株であります。

2. 「その他の法人」および「単位未満株式の状況」の欄には、㈶証券保管振替機構名義の株式がそれぞれ1,353単位および420株(非顕名の単位未満株式数380株含む)が含まれております。

(2) 所有数別状況

区分	株式の状況								単位未満株式の状況
	1,000単位以上	500単位以上	100単位以上	50単位以上	10単位以上	5単位以上	1単位以上	計	
株主数	人 72	38	256	345	7,549	7,599	55,928	71,787	
割合	% 0.09	0.05	0.36	0.48	10.52	10.59	77.91	100	
所有株式数	単位 668,618	26,560	49,354	21,348	120,154	46,039	94,432	1,026,505	株 569,203
割合	% 65.12	2.59	4.81	2.08	11.71	4.49	9.20	100	

(注) 「1,000単位以上」および「単位未満株式の状況」の欄には、㈶証券保管振替機構名義の株式がそれぞれ1,353単位および420株含まれております。

(3) 大株主

氏名または名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
株式会社CSK	東京都新宿区西新宿2丁目6番1号	千株 20,148	% 19.52
株式会社オー・エス・キャピタル	東京都港区芝5丁目26番20号	3,384	3.28
中山隼雄	東京都世田谷区成城2丁目19番10号	3,162	3.06
株式会社住友銀行	大阪府大阪市中央区北浜4丁目6番5号	2,554	2.47
日本生命保険相互会社	大阪府大阪市中央区今橋3丁目5番12号	2,475	2.40
三菱信託銀行株式会社信託口	東京都千代田区丸の内1丁目4番5号	2,425	2.35
財団法人中山隼雄科学技術文化財団	東京都港区東麻布1丁目9番15号	2,400	2.33
大川功	東京都港区南青山7丁目13番5号	2,175	2.11
住友信託銀行株式会社(信託口)	大阪府大阪市中央区北浜4丁目5番33号	1,948	1.89
株式会社オムニテック	東京都文京区本郷1丁目4番6号	1,560	1.51
計		42,235	40.92

(注) 三菱信託銀行株式会社および住友信託銀行株式会社は、信託業務にかかる株式についてそれぞれ三菱信託銀行信託口および住友信託銀行株式会社(信託口)に名義を分割したため、大株主に該当しなくなりました。

(4) 議決権の状況

発行済株式	議決権のない株式数	議決権のある株式数		単位未満株式数	摘要
		自己株式等	その他		
	株 ―	株 500	株 102,650,000	株 569,203	単位未満株式数には当社所有の自己株式が91株含まれております。

自己株式等	所有者の氏名または名称等		所有株式数			発行済株式総数に対する所有株式数の割合	摘要
	氏名または名称	住所	自己名義	他人名義	計		
	㈱セガ・エンタープライゼス	東京都大田区羽田1丁目2番12号	株 500	株 ―	株 500	% 0.0	株主名簿上は当社名義となっておりますが、実質的に保有していない株式が2,400株あります。なお、当該株式数は上記「発行済株式」の「議決権のある株式数」の「その他」の中に含めております。
	計		500	―	500		

(注) ㈶証券保管振替機構名義の株式が「議決権のある株式数」の「その他」の欄に135,300株、「単位未満株式数」の欄に420株含まれております。

(5) ストックオプション制度

当社は、ストックオプション制度を採用しております。当該制度は、商法第280条の19の規定に基づき、新株引受権方式により、平成10年6月26日および平成11年6月29日の定時株主総会終結時に在任する取締役および従業員(幹部社員)に対して付与することを、それぞれ平成10年6月26日および平成11年6月29日の定時株主総会において決議されたものです。

当該制度の内容は次のとおりです。

(平成10年6月26日定時株主総会にて決議)

付与の対象者	株式の種類	株式数	譲渡の価額	権利行使期間	権利行使についての条件
取締役 3名 2名 4名 計 9名	普通株式	一律 20,000株 一律 15,000株 一律 10,000株 計 130,000株	2,835円	平成11年7月1日～平成14年6月30日	(1) 対象者が当社取締役の地位を喪失するとともに当社従業員の地位を得た場合および当社従業員の地位を喪失するとともに当社取締役の地位を得た場合には権利行使できること。 (2) 新株引受権の譲渡、質入れその他の処分および相続は認めないこと。 (3) 退職後は原則として権利は喪失いたします。その他の条件は、当社と付与の対象者との間で締結した新株引受権付与契約によっております。
従業員 1名 4名 5名 11名 20名 120名 計 161名	普通株式	15,000株 一律 10,000株 一律 7,000株 一律 5,000株 一律 2,000株 一律 1,000株 計 305,000株			

(注) 1. 時価を下回る払込金額で新株を発行するときは、次の算式により発行価額を調整し、調整により生じる1円未満の端数は切上げるものとします。

$$調整後新株発行価額=調整前新株発行価額\times\frac{既発行株式数+\frac{新規発行株式数\times 1株当り払込金}{時価}}{既発行株式数+新規発行株式数}$$

また、当社が株式分割または株式併合を行う場合、次の算式により発行価額を調整し、調整により生じる1円未満の端数は切上げるものとします。

$$調整後発行価額=調整前発行価額\times\frac{1}{分割・併合の比率}$$

2. 付与の対象者と株式数は平成11年3月31日現在のものであります。

（平成11年６月29日定時株主総会にて決議）

付与の対象者	株式の種類	株　式　数	譲渡の価額	権利行使期間	権利行使についての条件
取　締　役			(注)	平成11年７月30日～ 平成14年６月30日	(1)　対象者が当社取締役の地位を喪失するとともに当社従業員の地位を得た場合および当社従業員の地位を喪失するとともに当社取締役の地位を得た場合には権利行使できること。 (2)　新株引受権の譲渡、質入れその他の処分および相続は認めないこと。 (3)　退職後の権利行使の可否その他、権利行使の条件は、総会決議および取締役会決議に基づき、当社と付与の対象者との間で締結する新株引受権付与契約によること。
２名	普通株式	一律　20,000株			
３名		一律　15,000株			
１名		一律　12,000株			
３名		一律　10,000株			
計　９名		計　127,000株			
従　業　員					
３名	普通株式	一律　10,000株			
３名		一律　7,000株			
９名		一律　5,000株			
15名		一律　2,000株			
94名		一律　1,000株			
194名		一律　500株			
計　318名		計　317,000株			

（注）　権利付与日の属する月の前月の各日（取引が成立しなかった日を除く）の東京証券取引所における当社額面普通株式の終値の平均値に1.05を乗じた価額ならびに本株主総会の招集決議をした取締役会の日（当日に該当する取引がない場合はそれに先立つ直近日）および本株主総会の日の東京証券取引所における当社額面普通株式の終値それぞれに1.05を乗じた金額のうち最も高い価格をもって発行価額とします。但し、１円未満の端数は切上げるものとします。
なお、時価を下回る払込金額で新株を発行（ただし、転換社債の転換、新株引受権の権利行使を除く）するときは、次の算式により発行価額を調整し、調整により生じる１円未満の端数は切上げるものとします。

$$\text{調整後新株発行価額} = \text{調整前新株発行価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times 1\text{株当り払込金}}{\text{時　価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

また、当社が株式分割または株式併合を行う場合、次の算式により発行価額を調整し、調整により生じる１円未満の端数は切上げるものとします。

$$\text{調整後発行価額} = \text{調整前発行価額} \times \frac{1}{\text{分割・併合の比率}}$$

5の2. 取締役または使用人への譲渡および利益または資本準備金による消却に係る自己株式の取得等の状況

(1) 前授権期間における自己株式の取得等の状況

株式の種類　普　通　株　式

イ 取締役または使用人への譲渡のための取得の状況

該当事項はありません。

ロ 利益または資本準備金による消却のための買受けの状況

平成11年6月29日現在

区分		株式数	価額の総額	摘要
定時株主総会での授権状況		— 株	— 円	(注)
取締役会での決議状況	利益による消却	—	—	
	資本準備金による消却	—	—	
前授権期間における取得自己株式		—	—	
残存授権株式等の総数及び価額の総額		—	—	
未行使割合		— %	— %	

(注) 平成10年6月26日の定時株主総会において、定款をもって取締役会の決議により、10,063,300株を限度として、平成10年6月26日以降利益による株式消却のために自己株式を取得することができる旨を決議しております。

ハ 取得自己株式の処理状況

該当事項はありません。

(2) 当定時株主総会における自己株式取得に係る授権状況

該当事項はありません。

6. 配当政策

当社は従来より積極的な還元政策を実行してまいりました。当期につきましては、既に中間期で実施いたしました「ドリームキャスト」発売記念の1円増配を含め年間1株当たり39円の配当を行いました。今後とも将来的な事業展開、財務体質の強化などを勘案し、経営成績に応じた利益還元に努めていく所存であります。

7. 株価および株式売買高の推移

	回次	第37期	第38期	第39期	第40期	第41期
最近5年間の事業年度別最高・最低株価	決算年月	平成7年3月	平成8年3月	平成9年3月	平成10年3月	平成11年3月
	最高	8,010 円	6,080	5,420	4,270	3,080
	最低	4,050 円	2,630	3,070	1,980	2,065

	月別	平成10年10月	平成10年11月	平成10年12月	平成11年1月	平成11年2月	平成11年3月
当事業年度中最近6箇月間の月別最高・最低株価および株式売買高	最高	2,700 円	3,080	2,995	2,525	2,340	2,300
	最低	2,125 円	2,605	2,475	2,255	2,120	2,110
	売買高	3,222 千株	5,744	3,456	4,478	8,658	7,638

(注) 株価および株式売買高は東京証券取引所市場第一部におけるものであります。

8. 役員の状況

役名および職名	氏名 （生年月日）	略歴	所有株式数
代表取締役 会長	大川　功 （大正15年5月19日）	昭和23年3月　早稲田大学専門部工科卒業 昭和37年5月　大阪計算代行㈱取締役 昭和41年3月　㈱日本計算センター取締役大阪営業所長 昭和43年10月　コンピューターサービス㈱（現㈱CSK）設立代表取締役社長 昭和58年10月　㈱シー・エス・ケイ総合研究所代表取締役会長（現任） 昭和59年4月　当社代表取締役会長 昭和59年9月　共同VAN㈱（現CSKネットワークシステムズ㈱）代表取締役社長（現任） 昭和62年12月　日本カードセンター㈱代表取締役社長（現任） 平成2年4月　ＣＳＫ興産㈱代表取締役社長（現任） 平成2年7月　当社取締役会長 平成2年12月　㈱ＣＳＫ代表取締役会長兼社長 平成4年3月　スーパーソフトウェア㈱代表取締役会長（現任） 平成5年12月　ＣＳＩ㈱代表取締役社長（現任） 平成6年6月　アイ・エヌ・エス㈱（現㈱サービスウェア・コーポレーション）代表取締役会長（現任） 平成8年3月　ＣＳＫベンチャーキャピタル㈱代表取締役会長（現任） 平成8年6月　㈱ＣＳＫ代表取締役会長（現任） CSK China Capital Holdings, Inc. 代表取締役会長（現任） 平成9年3月　デジタル・メディア・ラボ㈱代表取締役会長（現任） ネクストコム㈱代表取締役会長兼社長（現任） 平成9年6月　当社代表取締役会長（現任） 平成10年6月　㈱アスキー未来研究所代表取締役会長（現任） ㈱アスキー・ネットワーク・テクノロジー代表取締役会長（現任） 平成11年3月　日本インフォメーション・エンジニアリング㈱代表取締役会長（現任）	千株 2,175

役名および職名	氏名 （生年月日）	略歴	所有株式数
代表取締役 社長 兼コンシューマ 統括本部長	入交昭一郎 （昭和15年1月3日）	昭和38年3月　東京大学工学部卒業 昭和38年4月　㈱本田技術研究所入社 昭和54年5月　本田技研工業㈱取締役 昭和57年10月　常務取締役 昭和59年5月　ホンダ　オブ　アメリカ　マニュファクチュアリング・インコーポレーテッド取締役社長 平成元年6月　本田技研工業㈱専務取締役 平成2年6月　取締役副社長 平成4年6月　常任顧問 平成5年6月　当社顧問 代表取締役副社長研究開発・製造・生産担当 平成5年10月　代表取締役副社長コンシューマ研究開発統括本部長兼事業開発室長兼アミューズメント研究開発統括本部・ハードウェア研究開発統括本部・生産統括本部・品質保証本部管掌 平成6年3月　㈱ネクステック取締役会長 平成6年6月　㈱シー・エス・ケイ総合研究所代表取締役社長（現任） ㈱エスアイエレクトロニクス代表取締役会長 平成6年7月　㈱セガ・デジタル・コミュニケーションズ代表取締役会長 平成6年10月　当社代表取締役副社長Ｒ＆Ｄグループ・品質保証本部・知的財産権部管掌 平成8年4月　代表取締役副社長コンシューマＲ＆Ｄ・生産グループ・海外コンシューマグループ・品質保証本部・マルチメディア推進室・知的財産権部・Ｒ／３導入推進室管掌兼コンシューマソフト研究開発本部長 平成8年7月　セガ　オブ　アメリカ，インク．取締役会長（現任） 平成9年4月　当社代表取締役副社長コンシューマグループ・品質保証本部・知的財産権部・Ｒ／３導入推進室管掌 平成9年6月　代表取締役副社長コンシューマグループ管掌兼品質保証本部・知的財産権部管掌 平成9年8月　代表取締役副社長コンシューマグループ管掌兼知的財産権部管掌 平成10年2月　代表取締役社長 平成11年5月　代表取締役社長兼コンシューマ統括本部長（現任）	千株 3

役名および職名	氏名 (生年月日)	略歴	所有株式数
取締役副社長 R & D 統括本部長 兼ソフト研究 開発本部長	鈴木久司 (昭和16年11月17日)	昭和35年3月　私立東京工業高等学校卒業 昭和37年3月　当社入社 昭和58年10月　研究開発事業部生産技術部長 昭和59年11月　第二研究開発部長 昭和61年4月　研究開発本部副本部長 昭和62年5月　研究開発本部長 昭和62年7月　取締役研究開発本部長 平成元年7月　常務取締役研究開発本部長 平成5年10月　常務取締役アミューズメント研究開発統括本部長兼アミューズメントソフト研究開発本部長 平成7年6月　常務取締役アミューズメントR&D・生産グループ管掌兼アミューズメントソフト研究開発本部長 平成9年4月　常務取締役アミューズメントR&D・生産本部管掌兼アミューズメント研究開発本部長 平成9年6月　専務取締役アミューズメントR&D・生産本部管掌兼アミューズメント研究開発本部長 平成10年6月　代表取締役副社長アミューズメント事業統括本部長 平成11年5月　代表取締役副社長R&D統括本部長兼ソフト研究開発本部長 平成11年6月　取締役副社長R&D統括本部長兼ソフト研究開発本部長（現任）	千株 14
取締役副社長 コンシューマ 統括本部 副統括本部長 (海外・特命担当)	廣瀬禎彦 (昭和18年4月4日)	昭和44年3月　慶應義塾大学大学院工学研究科修了 昭和44年4月　日本アイ・ビー・エム㈱入社 平成元年1月　広報宣伝部長 平成3年4月　西部営業統括本部長 平成6年1月　PC事業本部事業推進部長 平成8年1月　コンシューマ事業部長 平成8年6月　㈱アスキー常務取締役 ㈱アスペクト代表取締役社長 平成8年10月　㈱アスキー専務取締役 平成10年4月　当社特別顧問 平成10年6月　代表取締役副社長コンシューマ事業統括本部長 ㈱セガ・デジタル・コミュニケーションズ代表取締役会長 平成11年5月　代表取締役副社長コンシューマ統括本部副統括本部長（海外・特命担当） 平成11年6月　取締役副社長コンシューマ統括本部副統括本部長（海外・特命担当）（現任）	—
取締役副社長 社長補佐兼 コーポレイト 管掌	青園雅紘 (昭和19年9月26日)	昭和43年3月　滋賀大学経済学部卒業 昭和43年4月　野村證券㈱入社 昭和62年12月　取締役 平成元年6月　野村投資顧問㈱（現野村アセット・マネジメント投信㈱）常務取締役 平成3年6月　野村證券㈱常務取締役 平成7年6月　㈱CSK代表取締役副社長（現任） 平成8年3月　CSKベンチャーキャピタル㈱代表取締役社長（現任） 平成9年3月　デジタル・メディア・ラボ㈱代表取締役社長（現任） 平成9年10月　㈱沖縄シーエスケイ代表取締役社長（現任） 平成10年3月　CSK China Capital Hodlings, Inc.代表取締役社長（現任） CSK SYSTEMS (SHANGHAI) CO., LTD.代表取締役社長（現任） 平成11年3月　㈱シーエスケイシステムズ沖縄代表取締役社長（現任） 平成11年5月　当社顧問社長補佐兼コーポレイト管掌 平成11年6月　取締役副社長社長補佐兼コーポレイト管掌（現任）	—

役名および職名	氏名 （生年月日）	略歴	所有株式数
常務取締役 経営戦略室長 兼ネットワーク 事業部長	高倉鉄夫 （昭和35年4月23日）	昭和58年3月　東京大学法学部卒業 昭和58年4月　野村證券㈱入社 平成9年6月　㈱ＣＳＫ取締役企画本部長 平成9年9月　当社理事事業戦略室長 平成10年6月　執行役員事業戦略室長 平成11年4月　㈱ＣＳＫ取締役企画本部長兼ＥＣ開発本部長（現任） 平成11年5月　当社執行役員経営戦略室長兼ネットワーク事業部長 平成11年6月　常務取締役経営戦略室長兼ネットワーク事業部長（現任）	千株 —
取締役	福島吉治 （昭和8年10月5日）	昭和31年3月　滋賀大学経済学部卒業 昭和31年4月　野村證券㈱入社 昭和53年12月　取締役 昭和56年12月　常務取締役 昭和58年12月　代表取締役専務 昭和59年12月　代表取締役副社長 平成2年6月　野村證券投資信託委託㈱（現野村アセット・マネジメント投信㈱）代表取締役社長 平成6年6月　代表取締役会長 平成7年6月　取締役会長 平成8年6月　㈱ＣＳＫ代表取締役社長（現任） 当社取締役（現任）	—
取締役	秋元康 （昭和33年5月2日）	昭和57年3月　中央大学文学部中退 昭和60年12月　㈱秋元康事務所取締役（現任） 平成10年6月　当社取締役（現任） 平成10年11月　㈱エイティーワン・エンタテインメント代表取締役社長（現任） (社)日本作詩家協会評議員、(社)日本音楽著作権協会評議員、作詞家。	—
取締役	園山征夫 （昭和19年1月1日）	昭和42年3月　慶應義塾大学経済学部卒業 昭和42年4月　㈱三和銀行入行 昭和59年8月　㈱CSK入社 昭和61年11月　㈱ベルシステム二四（現㈱ベルシステム24）専務取締役 昭和62年8月　代表取締役社長（現任） 平成10年6月　当社取締役（現任）	—
常勤監査役	家田和忠 （昭和12年11月8日）	昭和36年3月　名古屋大学経済学部卒業 昭和36年4月　㈱三和銀行入行 昭和58年7月　新瑞橋支店長 昭和63年7月　当社理事経理本部副本部長 平成元年5月　理事経理本部長 平成元年7月　取締役経理本部長 平成6年4月　取締役情報システム本部長兼管理本部副本部長 ㈱セガ・リース代表取締役社長 平成6年10月　当社取締役管理本部長 平成9年6月　常勤監査役（現任）	3

役名および職名	氏名 （生年月日）	略歴	所有株式数
常勤監査役	西　巖 （昭和14年7月11日）	昭和38年3月　日本大学経済学部卒業 昭和40年9月　当社入社 昭和60年4月　経理部長 平成4年4月　理事補経理部長 平成5年1月　理事財務部長 平成11年6月　常勤監査役（現任）	千株 4
監査役	宮崎金助 （昭和2年8月21日）	昭和23年5月　大蔵省入省 昭和30年3月　法政大学経済学部商業学科卒業 昭和44年1月　税理士資格取得 昭和53年7月　王子税務署副署長 昭和58年7月　東京国税局統括国税調査官 昭和59年9月　八重洲総合事務所税理士（現任） 昭和61年7月　当社監査役（現任）	2
監査役	外立憲治 （昭和22年6月22日）	昭和46年3月　早稲田大学政治経済学部卒業 昭和48年4月　弁護士登録 昭和50年2月　サリバンクロムウエル法律事務所（米国）勤務 昭和50年7月　デバボイス・プリンプトン・ライオンズ・ゲイツ事務所（米国）勤務 昭和55年10月　外立法律事務所所長（現任） 昭和59年4月　当社監査役（現任）	0
計	13名		2,202

（注）監査役宮崎金助および外立憲治は株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役であります。

9. 従業員の状況

(1) 従業員数、平均年令、平均勤続年数および平均給与月額

区分	従業員数	平均年令	平均勤続年数	平均給与月額
男子	人 3,427	才　カ月 31　9	年　カ月 7　3	円 320,822
女子	547	28　10	5　3	237,728
計または平均	3,974	31　4	7　0	309,385

（注）1. 平均給与月額は、平成11年3月度の税込支給額（基準外賃金を含む）で賞与は含んでおりません。
2. 従業員数には、嘱託・エリア社員360人（男子274人・女子86人）が含まれております。
3. 上記のほかに期中平均で7,919人の臨時従業員を雇用しております。
4. 60才定年制を採用しております。

(2) 労働組合の状況

当社ではゼンキン連合東京セガ労働組合および全日本金属情報機器労働組合東京地方本部大田地域支部セガ・エンタープライゼス分会の2つの組合が結成されております。

なお、労使関係については良好であります。

第2　事　業　の　概　況

1.　会社の目的および事業の内容

(1) 会　社　の　目　的

(1)　業務用遊戯娯楽機械器具、業務用遊技娯楽機械器具、遊園地用乗物機械器具、電気機械器具、電子応用機械器具、光学機械器具、事務用機械器具、学習用機械器具、運動用機械器具、健康促進用機械器具、自動販売用機械器具、両替用機械器具、景品引換用機械器具、写真用機械器具およびこれらに付随または類似する機械器具、部品、材料ならびにその他の商品の企画、製造、販売ならびに輸出入

(2)　前号記載の品目の賃貸、サービスならびに保守管理

(3)　第1号記載の品目を設置し、運営する店舗の経営

(4)　電子応用機械器具関連のソフトウェア、ハードウェアおよび電子部品の研究、開発、製造、販売ならびに輸出入

(5)　娯楽用品、運動具、玩具、人形、楽器、洋品、雑貨等の企画、製造、販売ならびに輸出入

(6)　レコード、音楽テープ、コンパクトディスク、レーザーディスク、ビデオテープ、デジタルビデオディスク、映画、印刷物その他音、映像、データ等の記録媒体の企画、制作、製造、販売、レンタルならびに輸出入

(7)　食料品の販売ならびに飲食店の経営

(8)　各種土木施設工事・建築施設工事・工作物（ホテル、スポーツ施設、ゴルフ場、遊戯場、遊技場等）の設計・施工および経営ならびにその会員権の販売

(9)　各種施設の室内・外装工事の設計、施工管理および各種建材の製造および販売

(10)　キャラクター商品（個性的な名称や特徴を有している人物、動物等の画像を付けたもの）の企画

(11)　前号記載のキャラクター商品を使用した第5号、第6号記載の品目の製造ならびに販売

(12)　工業所有権、著作権、その他知的財産権の実施許諾

(13)　ケーブルテレビ、電話回線、通信衛星等の通信手段を利用した音、映像、データ等情報提供サービス事業

(14)　放送法によるテレビジョンその他一般放送事業

(15)　放送番組の企画、制作および販売

(16)　新聞、雑誌、放送、屋外、交通、ダイレクトメール、その他各種広告の取り扱い、および販売促進活動ならびに宣伝広告活動に係わる業務

(17)　広告表現に関する企画、制作

(18)　広告、宣伝広告活動、販売促進活動を目的とした各種催物の企画、開催

(19)　演芸、映画、その他各種の興行

(20)　旅行業代理店業

(21)　不動産の売買、斡旋、賃貸借および管理

(22)　損害保険代理業ならびに生命保険募集業務

(23)　前各号に附帯する一切の業務

(注) 1．上記項目のうち「(14)放送法によるテレビジョンその他一般放送事業」、「(20)旅行業代理店業」および「(22)損害保険代理業ならびに生命保険募集業務」については現在営んでおりません。

2．平成11年6月29日開催の定時株主総会における定款の一部変更の決議により、会社の目的のうち現行の2号、3号、13号は一部追加しております。

(2)　前号記載の品目の賃貸（リース、レンタルを含む）、サービスならびに保守管理

(3)　第1号記載の品目を設置し、運営する店舗の経営ならびにフランチャイズ事業（当社が本部となり、加盟店に統一の商号や商標を使用させ、同一のイメージのもとに事業する権利を与え、加盟店に商品等を供給し、経営指導料を取る事業形態）

(13)　ケーブルテレビ、電話回線、通信衛星等の通信手段を利用した音、映像、データ等情報提供サービス事業、有料広告掲載事業、通信販売事業ならびに電子商取引事業（インターネットやパソコン通信等のコンピュータネットワークを経由した商品の売買およびそれに付帯するサービスの提供）

(2) 事業の内容

① 経営組織図



取締役会
監査役
監査役会
最高経営会議
会長
副会長
社長
社長室
事業戦略室
監査室
アミューズメント事業統括本部
コンシューマ事業統括本部
コーポレイトスタッフ統括本部
AM経営企画室
CS経営企画室
経営企画室
アミューズメント機器事業本部
アミューズメント施設事業本部
アミューズメントR&D・生産本部
国内販売事業部
海外販売事業部
ディベロッパー事業部
アミューズメントテーマパーク事業部
東日本営業事業部
西日本営業事業部
アミューズメント研究開発本部
アミューズメント生産本部
コンシューマソフト事業部
コンシューマ開発生産本部
ドリームキャスト事業部
メディア本部
総務本部
管理本部
情報システム本部
法務本部

（注）　なお、平成11年５月11日付で、以下の組織になっております。


取締役会
監査役
監査役会
最高経営会議
会長
副会長
社長
経営戦略室
監査室
アミューズメント統括本部
AM経営企画室
国内販売事業部
海外販売事業部
アミューズメント施設事業本部
東日本営業事業部
西日本営業事業部
R＆D統括本部
R&D経営企画室
ソフト研究開発本部
アミューズメント生産本部
コンシューマ統括本部
CS経営企画室
国内ドリームキャスト事業部
海外ドリームキャスト事業部
ネットワーク事業部
コンシューマ開発生産本部
コーポレイト統括本部
経営企画室
管理本部
総務本部

② 事業の内容

当社は、業務用アミューズメント機器およびコンシューマ機器その他製品の製造、販売、賃貸ならびにアミューズメント施設の運営を主な事業としております。なお、アミューズメント施設の運営については、「風俗営業等の規制及び業務の適正化等に関する法律」の適用を受けております。

各部門の主要な製品・商品の内容、担当事業部ならびに主要製品の製造工程の概略は次のとおりであります。

(イ) 主要な製品・商品の内容

売上区分	製品・商品区分	主要な製品・商品	売上高構成比率	
			第40期（自平成9年4月1日 至平成10年3月31日）	第41期（自平成10年4月1日 至平成11年3月31日）
製品・商品売上高	業務用機器	ビデオゲーム、メダルゲーム、プライズゲーム、自動販売機、両替機、IC基板、通信カラオケ	% 37.5	% 26.2
	コンシューマ機器	ホームビデオゲーム、玩具、教育機器	27.4	31.9
	計		64.9	58.1
アミューズメント施設収入		アミューズメント施設機器の料金収入	33.5	41.0
ロイヤリティ収入		各種ノウハウの提供による許諾料の収入	1.6	0.9
合計			100.0	100.0

(ロ) 担当部門

事業部名	主に担当する事業の内容
アミューズメント機器事業本部	国内および海外における業務用機器、通信カラオケの販売
ドリームキャスト事業部	国内および海外におけるホームビデオゲームの販売
アミューズメント施設事業本部	アミューズメント施設の運営

(ハ) 主要製品の製造工程の概略

〔業務用機器〕



(外注)
(一部外注)
設計図
筐体
検　査
組　立
検　査
完成品
コントロール部
電源部
ケーブル
その他特注部品
ＩＣ基板
既成部品(モニター等)
(仕入原材料)
ソフトウェア開発
マスター
ROM
量　産

〔コンシューマ機器〕

a．ホームビデオゲーム機



(外注)
(外注)
(外注)
設計図
金型
成型品本体
プリント基板
付属品
梱包箱、化粧箱
検　査
組　立
検　査
電子部品
(仕入原材料)
梱　包
完成品
検　査

b．ゲームソフトウェア（CD-ROM）


ソフトウェア開発
マスターROM
（外注）
CD-ROM
検　査
（外注）
成　形
梱　包
完成品
印刷物

C．玩具


設計図
（外注）
金型
成型品
プリント基板
ケーブルその他部品
付属品
梱包箱、化粧箱
検　査
（外注）
組　立
検　査
検　査
（外注）
梱　包
完成品

(3)　事業内容の変更等

該当事項はありません。

2．　経営上の重要な契約

該当事項はありません。

3. 研究開発活動

当社は、研究開発主導ハイテクアプリケーション型企業をめざし、研究開発体制の強化充実を経営戦略の最重要課題の一つとして取り組んでおります。

当期の研究開発の概要と主な成果および所有する工業所有権の件数は以下のとおりであります。

(1) 研究開発体制

当社の研究開発部門は、業務用ソフトウェア、業務用メカトロニクス、コンシューマ用ソフトウェア、コンシューマ用ハードウェア、エレクトロニクス玩具、電子回路等に分業化されており、当期末における研究開発部門の従業員数は1,234名であります。

(2) 研究開発費用

当期における研究開発費用は24,647百万円であり、研究開発費の対売上高比率は11.5%であります。

(3) 研究開発の成果

① 業務用機器

新汎用基板「ＮＡＯＭＩ」により開発した第１弾のソフトウェア「ザ・ハウス・オブ・ザ・デッド２」は優れた画像表現能力と高いコストパフォーマンスをいかんなく発揮いたしました。また、国内外における「ＮＡＯＭＩ」の積極的なサードパーティ戦略で他社とのアライアンス形成を進め「ＮＡＯＭＩ」ゲームの市場評価を高めることができました。さらに、ソフトウェア開発面では、新ゲームジャンル「セガ プロフェッショナルシリーズ」（職業ゲームシリーズ）として、「クレイジータクシー」、「エアラインパイロッツ」、「消防士 ブレイブファイアーファイターズ」等を発売し、今後の継続開発によりさらなる新顧客の開拓に努めます。

② アミューズメントテーマパーク

アミューズメントテーマパーク用アトラクションとしましては、お化け屋敷とジェットコースターのスリルが楽しめる「ホラーライド」、ライドアトラクション「バイクアスロン」、ガン・シューティングアトラクション「ロスト・ワールドスペシャル」などの開発改良に注力いたしました。

③ コンシューマ機器

モデム内蔵の128ビット家庭用テレビゲーム機「ドリームキャスト」を市場に投入することができました。ハイパフォーマンス機能を最大限に活用したソフトウェア「ソニック アドベンチャー」で映像と音との融合によるかつてない表現能力を実現し、現在新ジャンルソフトウェア「シェンムー」を開発中で次期投入予定であります。オフィシャルホームページ「dricas.com」の開設、通信対戦機能を搭載したソフトウェア「セガラリー２」でネットワーク接続機能による新しい遊びの世界を広げることができました。

(4) 所有する工業所有権の件数

内訳＼種類	特許権	実用新案権	商標権	意匠権
取得済み件数	375 (242)	110 (7)	4,926 (2,873)	990 (692)
出願中件数	2,155 (1,062)	31 (2)	1,769 (1,459)	338 (262)
合計	2,530 (1,304)	141 (9)	6,695 (4,332)	1,328 (954)

（注） 括弧内の数字は海外における件数であり内数となっております。

第3　営　業　の　状　況

1. 概　　　　　　　況

(1)　第40期（自平成９年４月１日　至平成10年３月31日）

当期のわが国の経済情勢は、期初の消費税引き上げ、特別減税の打ち切り等により個人消費の低迷が長期化し、景気の停滞色が強い中で推移いたしました。期後半には財政デフレ要因、東南アジア経済の混乱および金融システム不安からさらに景気後退の状況となりました。

当業界におきましては、時機を捉えた遊びにつながる商品はヒットとなりましたが、個人消費の低迷から市場全体としては、引き続き足踏み状態の中で推移いたしました。

業務用機器販売部門の国内につきましては、「メイキング倶楽部シリーズ」に続く市場活性化の有力商品がなく、且つ経済不況と重なり市場は伸びのない成熟期の中にありましたが、CG（コンピュータグラフィックス）システムボード“MODEL 3”を使用したスポーツゲーム「バーチャストライカー２」やシューティングゲーム「ロストワールド」がヒットしたほか、新しいコンセプトのフィッシングゲーム「ゲットバス」、メダルゲーム「ロイヤルアスコット２」等で新しい客層への展開を行いました。「メイキング倶楽部シリーズ」につきましては、一時のブームはなくなりましたが、新タイプ「プリント倶楽部２」やフレームデザインの変更による商品等により堅調に推移いたしました。また、通信カラオケは市場環境から厳しい展開となりました。一方、風営法７号関連製品は売上に寄与いたしました。

輸出につきましては、スポーツゲーム「バーチャストライカー２」、シューティングゲーム「ザ ハウス オブ ザ デッド」、ドライビングゲーム「ハーレーダビットソン」、新しいコンセプトの体感ゲーム「トップ スケーター」等の差別化商品を揃え、販売促進に努めました。

コンシューマ機器販売部門につきましては、国内、輸出とも大幅な減収となりました。国内につきましては、32ビット機「セガサターン」における競合機種との厳しい競争の中、ユーザーのニーズにあったソフトウェアに重点を置いた利益重視の販売戦略を展開いたしました。ラインナップとしてはロールプレイングゲーム「グランディア」、アドベンチャーゲーム「サクラ大戦２」、シミュレーションゲーム「Ｊリーグプロサッカークラブをつくろう！２」など魅力ある商品を揃えヒットさせることができました。

一方、輸出につきましては、海外市場における32ビット機市場の引き続く価格競争およびアジアの経済不安から低迷を余儀なくされました。

ＰＣにつきましては、セガ・オリジナルソフトのプレゼンスにより、また、トイ分野につきましては、エデュテイメントやキャラクター関連を中心に事業展開を行いました。

アミューズメント施設運営部門におきましては、個人消費の低迷から既存型店舗が停滞状況にあるなか、「メイキング倶楽部シリーズ」のブームもピークアウトし環境的には厳しい状況でありましたが、６館目のATP（アミューズメントテーマパーク）「京都ジョイポリス」を入場料を取らない初めてのケースとしてオープン、また新しい形態の店舗として「フェスティバルゲート（大阪）」や「クラブセガ横浜」を出店いたしました。また、お化け屋敷とジェットコースターのスリルが楽しめる「ホラーライド」や体感シミュレーション「ワイルド リバー」など魅力あるアトラクションの開発および隣接分野である物販・飲食、カラオケを含めた事業展開を行い増収となりました。

この様な環境のもと、当社は、業務用アミューズメント事業におきましては、ハイエンドテクノロジーを駆使した斬新なアイディアの新製品の投入、大型景品の市場の立ち上げおよび新しい形態の店舗展開に注力するとともに、コンシューマ機器事業につきましては、ユーザーの心を捉える付加価値の高いソフトウェアに重点をおいた事業展開を推進いたしました。一方、コンシューマ機器次世代機のステージを見据えて在庫処分等不良資産の一掃を行ったほか、セガ オブ アメリカ，インク．およびセガ オージーソフト ピーティーワイ，リミテッドの損失を単体決算に取り込み427億８千万円を特別損失に計上しております。

これらの結果、売上高は2,714億７千万円（前期比24.6％減）、経常利益は110億３千万円（同66.9％減）、当期純損失は433億円（前期は当期純利益55億７千万円）となりました。

(2) 第41期（自平成10年4月1日　至平成11年3月31日）

当期のわが国の経済情勢は、雇用･所得の悪化による個人消費の低迷と需要不足にともなう設備投資の抑制、金融システム不安および引き続くアジア経済の不振等から厳しい景気後退が深刻化、長期化いたしました。

当業界におきましても、若年層の感性に合った新しい商品はヒットいたしましたが、景気の悪化からくる個人消費の低迷で市場が冷え込み、全体としては依然盛り上がりのない中で推移いたしました。

業務用機器販売部門の国内につきましては、ＣＧ（コンピュータグラフィックス）システムボード「ＭＯＤＥＬ３」を使用したスポーツゲーム「バーチャストライカー２　バージョン '99」や格闘ゲーム「電脳戦機バーチャロン　オラトリオ・タングラム」等の差別化製品を販売する一方、下期からは新汎用基板「ＮＡＯＭＩ」の投入により、シューティングゲーム「ザ・ハウス・オブ・ザ・デッド２」等の製品を発売し低迷している市場の活性化に注力いたしました。しかし、音楽系ゲームの影響や景気低迷に連動したアミューズメント市場の冷え込み、特に年明け後の急激かつ深刻な消費不振によってオペレータの購買意欲が低下したため厳しい展開となり減収となりました。

輸出につきましては、スポーツゲーム「バーチャストライカー２　バージョン '99」、ドライビングゲームの「デイトナＵＳＡ２パワーエディション」や「ハーレーダビッドソン＆ＬＡライダーズ」等、顧客ニーズにあった製品を販売するとともに、「ＮＡＯＭＩ」基板製品の発売により新しい客層の開拓に注力いたしましたが、アジア経済不況と欧米アミューズメント市場の伸び悩みから減収となりました。

コンシューマ機器販売部門の国内につきましては、「ドリームキャスト」の国内販売を世界市場に先駆け開始いたしました。モデム内蔵で通信機能を有するハードとともに、ソフトラインナップとして格闘ゲーム「バーチャファイター3tb」、アクションゲーム「ソニック　アドベンチャー」、シューティングゲーム「ザ・ハウス・オブ・ザ・デッド２」およびネットワークゲーム「セガラリー２」等有力ソフトを順次揃え販売に努めましたが、新ハード立ち上げにともなうハード･ソフトの全体的な開発･生産工程の遅れ等が直接販売にも影響したことにより厳しいスタートとなりました。一方、ネットワークにつきましては、「ドリームキャスト」購入者の30％以上がアクセスするなどネットワーク端末としての需要が大きく広がりました。

輸出につきましては、「ドリームキャスト」のアジア向けの発売を開始し「セガラリー２」等のソフトにより販促に努めました。

アミューズメント施設運営部門におきましては、ＡＴＰ（アミューズメントテーマパーク）で「岡山ジョイポリス」と「梅田ジョイポリス」をオープンするとともに、運営効率のよい中型店舗「クラブセガ」、「セガアリーナ」を渋谷、浜大津等に８店舗出店し集客に努めました。また、映画館、ボウリング、カラオケ、飲食および物販等を併設したマルチエンターテイメントの構築と店舗運営ノウハウの改善によるサービスクオリティーの向上を推進いたしました。しかし、全般的な個人消費不振や携帯電話等ネットワーク･コミュニケーションにともなう若年層の消費支出の増大による市場変化のため、特に小規模店舗の停滞が続き減収となりました。

この様な環境のもと、当社は、アミューズメント事業におきましては、低コスト、高性能の新汎用基板「ＮＡＯＭＩ」の投入、コンシューマ事業におきましては、128ビット家庭用テレビゲーム機「ドリームキャスト」の国内販売を開始いたしましたが、アミューズメント事業では景気低迷による消費不振、オペレータの購買意欲低下から、またコンシューマ事業では新ハード立ち上げにともなうソフト･ハードの開発、生産工程の遅れ等からいずれも減収となりました。一方、企業体質の健全化により今後の収益力回復を図るため、不採算のアミューズメント海外オペレーションの整理、メイキング倶楽部関連滞留在庫の整理、「セガサターン」部材在庫の整理とソフト開発費の償却、ＰＣソフト事業投資の処理、3Dfx社との訴訟和解金の支払および投資有価証券評価損処理等を行い、合計339億１千万円を特別損失に計上いたしました。

これらの結果、売上高2,145億５千万円（前期比21.0％減）、経常利益４億３千万円（同96.1％減）、当期純損失333億８千万円（前期は当期純損失433億円）となりました。

（会社が対処すべき課題）

業務用機器販売部門におきましては、フェラーリを題材とした初のドライビング・シミュレーター「Ｆ３５５チャレンジ」などＮＡＯＭＩ基板によるアーケードでしか体験できない迫力あるゲームなど商品開発強化およびライセンシーの拡大に努めるとともに、ビジュアルメモリを使ったドリームキャストとの連動によるコンシューマとアミューズメントのシナジーを強化してまいります。また、ディズニーファンスクエアやアトラクションといったキャラクターを活用したキッズ・ファミリー・女性層といった新顧客層へのアプローチ、全国4,000万台に達する携帯電話ユーザーを意識し、かつ新しい需要の喚起が可能となる斬新な商品開発、「バーチャル水族館」等オールエイジを対象にできる製品展開、プリント倶楽部や音楽系ゲームに代わるヒット商品の創造に努めてまいります。

コンシューマ機器販売部門におきましては、ドリームキャストの通信機器をフルに活用したソフト戦略により他のプラットホームとの差別化を図り、ドリームキャストを核としてネットワーク社会に対応した「ネットワーク・エンターテイメント」を追求し、「プレイ＆コミュニケーション」の世界を拡大してまいります。国内でのドリームキャストのソフトラインアップにつきましては、話題の「シェンムー」をはじめナムコ、カプコン等有力ライセンシーによる大作タイトルも本格的に出揃い、幅広い層への拡販に努めてまいります。加えて、ソフト開発部門の集中・一元化体制により開発部門を効率化し、業務用およびコンシューマ向けソフトの内作の一層強化・充実を図ってまいります。一方で、グループ内にソフト開発投資会社を設立する予定であり、新ジャンルのソフト開発や外部有力タイトルへの投資・共同事業化等を推進いたします。また、ドリームキャストとの連動を前提に、他社携帯ゲーム機へのソフト供給も検討してまいります。ドリームキャストの海外展開につきましては、コストダウンによる思い切った価格設定、米国市場同時発売16タイトル、クリスマス商戦までに30タイトルというかつてない豊富なソフトタイトルとともに９月９日に発売を開始する予定であります。また、欧州市場につきましては９月23日に発売を予定しております。欧米市場における流通関係、ライセンシーの評判も非常に高く、積極的に事業展開を推進してまいります。高速モデムを搭載したドリームキャストのネットワーク端末としての需要が増大しつつあり、異業種を含め多くの企業から情報端末として注目を集めております。発売以来、購入者の30％以上がネットワークにアクセスし、そのうちインターネットを初めて体験したユーザーが50％を超えており、まさにネットワークビジネスがドリームキャストで一気に広がる可能性を秘めております。当社では、ネットワークビジネスを新規事業と捉え、事業部門を新設して積極的に取り組んでまいります。このドリームキャストをベースとしたインターネットサービスで、ＣＳＫグループの総力を結集し、各種のネットワークコンテンツ、コミュニケーションサービス、エレクトロニック　コマース（ＥＣ）を展開すべく今後も積極的に先行投資をしていく予定であります。新事業部門は、コンテンツ、ネットワークの面で、有力な企業とアライアンスを行い、将来は分社化、さらには株式公開も視野に入れて事業展開をしてまいります。新しく構築するドリームキャスト・ネットワークでは、欧州におきましてはＢＴ（ブリティッシュ・テレコム）との欧州全域にわたる提携、日米においても有力企業との提携によりネットワーク・サービスの機能、範囲をさらに拡大させていく計画であり、３極においてリアルタイムで通信対戦をはじめ様々なネットワークサービスを楽しむことが可能となります。

アミューズメント施設運営部門におきましては、この１年の景気低迷による市場環境の急変に収益低下の傾向が現われております。これに対応していくため、第一に採算性の悪い小規模ロケを中心に101店の閉鎖を行う一方、既存形態の新規出店・投資の抑制をしてまいります。また、海外につきましては、一部の地域を除いて機器販売事業に特化してまいります。第二に、運営体制をオーナーシップ意識の高揚を目的として新しい形態のフランチャイズ制へ転換してまいります。第三に、レンタルビデオ、レコードおよびコンビニ等のより幅広い異業種との連携による新しい形態のアミューズメント施設の展開を図ってまいります。第四に、将来を見据えて、これまでの均一的な店舗開発から脱却し、セガのノウハウを結集し、差別化が図れる個性ある新次元エンターテイメント空間の創出を目指してまいります。第五に、映像・サウンド・ＶＲ技術等最先端技術を駆使した従来にない施設開発を実現するため、積極的に研究開発への投資を行ってまいります。新規出店につきましては、収益性が高く見込まれる店舗や新しい業態開発に絞り込み、６月末の「渋谷ＧＩＧＯ」、７月の「セガアリーナ豊橋」、新感覚のＶＲレストラン「フィッシュ“オン”チップス」（岐阜）等を出店してまいります。

なお、当社はコンピューター西暦2000年問題を業務活動の継続およびお客さまに対応の面での重要事項と認識し、社内情報システムのみならず当社製品、アミューズメントテーマパーク、本社施設等も対応の対象に含め、本件を経営上の最重要課題の一つとしてその対応を進めております。

（注）営業の状況に記載した金額には、消費税等は含まれておりません。

2．生　産　能　力

当社は、多種多様の製品を生産しており、その生産形態から同一基準による適正な生産能力の算定が困難なため生産能力は記載しておりません。

3. 生　産　実　績

(1) 生　産　実　績

（単位　百万円）

区分＼期別	第40期（自 平成9年4月1日 至 平成10年3月31日）	第41期（自 平成10年4月1日 至 平成11年3月31日）
	金額	金額
業務用機器	71,649	53,249
コンシューマ機器	61,258	62,980
合計	132,907	116,230

（注）　上記金額は、製造原価により算出したものであり、アミューズメント施設機器およびアミューズメント施設収入原価への振替高を含んでおります。

(2) 外　注　の　状　況

当社は、外注先との間で生産に関する技術およびノウハウの共有化を進めており、コンシューマ機器につきましては、基板の組立等の工程および完成品の組立作業のすべてを外注に依存しております。また、業務用機器につきましては、筐体の組立等の工程および完成品の組立作業の74%程度を外注に依存しております。

外注加工費の総製造費用に占める比率は、第40期24.7%、第41期17.5%であります。

(3) 原　材　料　の　状　況

(イ)　主要原材料の入手量、使用量および在庫量

原材料名	単位	第40期（自 平成9年4月1日 至 平成10年3月31日）			第41期（自 平成10年4月1日 至 平成11年3月31日）		
		入手量	使用量	在庫量	入手量	使用量	在庫量
I　C	個	70,970,111	79,216,651	13,010,019	89,963,172	83,748,887	19,224,304
TVモニター	台	66,363	67,381	4,430	26,008	28,676	1,762
PCボード	枚	7,116,808	8,557,716	467,409	10,355,945	9,270,118	1,553,236

(ロ)　主要原材料の価格の推移

原材料名		第40期		第41期	
		平成9年9月	平成10年3月	平成10年9月	平成11年3月
I　C	超小型演算装置（CPU）	100	100	150	140
	メモリー（ROM）	100	127	190	170
	論理回路（TTL）	100	100	100	100
TVモニター		100	91	89	89
PCボード		100	99	180	164

（注）　第40期上半期末の購入単価を100とした指数により記載しております。

4. 受注状況と生産計画

(1) 受注状況

当社は、見込生産形態を採っておりますが、コンシューマ機器のホームビデオゲームのソフトウェアにおいて、一部受注生産を行っております。

(単位 百万円)

期別 / 品目	第40期 (自 平成9年4月1日 至 平成10年3月31日)				第41期 (自 平成10年4月1日 至 平成11年3月31日)			
	受注高		受注残高		受注高		受注残高	
	数量	金額	数量	金額	数量	金額	数量	金額
コンシューマ機器	個 11,809,703	11,533	個 899,962	1,097	個 4,387,055	4,454	個 113,600	126
ホームビデオゲームソフトウェア	(37,543)	(46)	(118,995)	(123)	(88,080)	(70)	(2,800)	(2)

(注) 括弧内の数字は、輸出受注高および輸出受注残高であり内数となっており、受注高のうち輸出の占める割合は第40期0.4%、第41期1.6%であります。

(2) 今後6カ月間の生産計画

(単位 百万円)

区分	平成11年4月～6月	平成11年7月～9月	合計
業務用機器	10,705	11,300	22,006
コンシューマ機器	12,454	56,222	68,677
合計	23,160	67,523	90,684

(注) 上記金額は、製造原価により算出したものであり、アミューズメント施設機器およびアミューズメント施設収入原価への振替高を含んでおります。

5. 販売実績

(1) 販売経路

1) 製品・商品

国内のうち業務用機器はアミューズメント機器事業本部国内販売事業部が担当し、原則として直販方式をとっております。販売先は卸売店、オペレーター等となっております。またホームビデオゲームはドリームキャスト事業部が担当しており、原則として当社関連会社へ販売しております。

海外市場は業務用機器についてはアミューズメント機器事業本部海外販売事業部、コンシューマ機器についてはドリームキャスト事業部が担当しており、原則として代理店方式をとっております。販売先は当社子会社およびその他の販売業者であります。

2) アミューズメント施設収入

当社直営店および共同経営店のほか百貨店、スーパー、ショッピングセンター、ボウリング場、喫茶店等にアミューズメント施設機器を設置し、収入を得ております。

3) ロイヤリティ収入

当社製品の製造許諾契約等を他社と締結し、許諾料を得ております。

(2) 販売実績

(単位　百万円)

区分		第40期 (自 平成9年4月1日 至 平成10年3月31日) 金額	第40期 輸出割合	第41期 (自 平成10年4月1日 至 平成11年3月31日) 金額	第41期 輸出割合
製品・商品売上高	業務用機器	101,890 (32,545)	31.9 %	56,203 (22,780)	40.5 %
	コンシューマ機器	74,375 (16,461)	22.1	68,433 (9,010)	13.2
	計	176,265 (49,007)	27.8	124,636 (31,790)	25.5
アミューズメント施設収入		90,957	—	87,942	—
ロイヤリティ収入		4,251 (2,309)	54.3	1,966 (626)	31.9
合計		271,474 (51,316)	18.9	214,546 (32,416)	15.1

(注) 1. 括弧内の数字は、輸出販売額であり内数となっております。
主な輸出地域および輸出販売額に対する割合は次のとおりであります。

輸出地域	第40期	第41期
北アメリカ	34.3 %	37.6 %
ヨーロッパ	28.0	25.6
アジア	32.5	33.9
その他	5.2	2.9
計	100.0	100.0

2. 主な相手先別の販売実績およびそれぞれの総販売実績に対する割合は次のとおりであります。

(単位　百万円)

相手先	第41期 金額	第41期 割合
㈱セガ・ミューズ	52,615	24.5 %

第40期は総販売実績に対し、10%以上に該当する販売先はありませんので記載しておりません。なお、㈱セガ・ミューズに対する第40期の販売実績および総販売実績に対する割合は15,765百万円、5.8%であります。

3. 販売数量は、品目が多岐にわたり数量表示が困難なため記載を省略しております。
4. アミューズメント施設収入のうち、共同経営店等の売上配分契約のあるものについては、当社に帰属する額を収入として計上しております。

第4　設　備　の　状　況

1. 設　　　　　　備

(1) 設備投資等の概要

新規店舗展開を積極的に推進するため、アミューズメント施設機器に14,838百万円、アミューズメント施設の新設にともなう敷金保証金に4,371百万円、アミューズメント施設の内外装工事（アミューズメント施設用備品を含む）に4,140百万円の設備投資を行っております。

(2) 事業所別設備の状況

区分	事業所（所在地）	資産の種類／生産品目	土地 面積	土地 金額	建物 面積	建物 金額	建物付属設備	構築物	アミューズメント施設機器 台数	アミューズメント施設機器 金額	機械装置	車輌運搬具	工具器具備品	投下資本合計	従業員数
			㎡	百万円	㎡	百万円	百万円	百万円	台	百万円	百万円	百万円	百万円	百万円	人
	本社（東京都大田区）	—	9,002.09	1,715	(7,331.39) 31,498.44	4,318	1,601	143	—	—	20	18	2,288	10,105	1,337
	本社3号館（東京都大田区）	—	3.394.76	2,182	18,898.69	1,082	802	15	—	—	0	12	379	4,475	979
	大森事業所（東京都大田区）	—	1,361.98	1,496	2,098.56	230	68	12	—	—	—	—	168	1,977	37
	川崎事業所（川崎市）	—	—	—	(132.23) 132.23	—	4	—	—	—	—	—	0	4	25
	矢口事業所（千葉県印旛郡）	業務用機器	34,844.20	2,076	25,079.03	1,334	255	108	—	—	40	1	39	3,856	125
営業・販売設備	札幌支店（札幌市豊平区）	—	708.46	57	481.17	36	4	0	—	—	—	0	0	99	12
	関西支店（豊中市）	—	1,944.64	59	3,912.05	1,082	161	122	—	—	—	0	2	1,428	45
	九州支店（福岡市博多区）	—	1,184.13	511	1,976.06	255	71	4	—	—	—	0	0	843	21
	北海道地区	—	—	—	(497.35) (※ 12,908.77) 13,406.12	—	479	4	4,959	801	—	0	39	1,324	76
	東北地区	—	—	—	(1,379.58) (※ 11,490.88) 12,870.46	—	321	8	7,175	1,295	—	0	66	1,691	96
	北関東地区	—	—	—	(1,746.94) (※ 35,513.62) 37,260.56	0	958	7	13,221	2,381	—	0	135	3,482	198
	東京地区	—	520.23	3,013	(198.00) (※ 20,103.06) 20,301.06	1,711	1,740	7	13,706	3,994	—	0	253	10,721	245
	西関東地区	—	330.00	16	(1,199.15) (※ 6,336.61) 7,535.76	409	911	156	8,707	1,605	—	0	75	3,175	144
	中部地区	—	—	—	(1,101.31) (※ 25,214.07) 26,315.38	—	1,025	13	9,346	1,667	0	0	105	2,812	131
	関西地区	—	867.07	7,289	(368.46) (※ 27,428.93) 27,797.39	1,145	2,336	196	10,996	3,264	1	0	266	14,499	191
	中国地区	—	—	—	(1,081.71) (※ 29,502.43) 30,584.14	1	1,179	4	9,381	2,066	128	1	193	3,576	125
	九州地区	—	—	—	(1,686.37) (※ 34,676.81) 36,363.18	0	1,595	1	12,156	2,262	7	0	126	3,992	187
	小計	—	5,554.53	10,947	(9,258.87) (※203,175.18) 218,803.33	4,643	10,785	528	89,647	19,339	137	4	1,265	47,651	1,471
その他	厚生施設	—	9,908.68	2,199	7,250.38	1,784	223	62	—	—	—	0	8	4,279	—
	その他	—	13,926.55	1,955	858.93	438	0	1	—	—	—	—	0	2,396	—
合計		—	77,992.79	22,573	(16,722.49) (※203,175.18) 304,619.59	13,832	13,741	871	89,647	19,339	199	37	4,151	74,745	3,974

(注) 1. 金額は帳簿価額によっており、建設仮勘定は含んでおりません。
2. 建物面積の括弧内の数字は、賃借中の設備であり、内数となっております。なお、※は、アミューズメント施設直営店に係る部分であります。
3. 本社における工具器具備品(金型等)は外注先に設置されております。
4. 営業・販売設備のなかのアミューズメント施設のうち直営店以外の面積については、算出が困難なため建物面積には含めておりません。なお、第41期末アミューズメント施設数は、直営店208カ所、その他871カ所であります。
5. 従業員数は嘱託・エリア社員360名を含んでおります。
6. 東京地区の土地は豊島区東池袋所在、西関東地区の土地は大和市所在、関西地区の土地は大阪市中央区所在、厚生施設の土地は大田区羽田(804.13㎡)、いわき市(279.84㎡)、山梨県南都留郡山中湖村(2,885.71㎡)、横浜市(1,042.54㎡)と川崎市(927.94㎡)および三重県志摩郡浜島町(3,968.52㎡)所在であり、その他の土地は港区高輪(481.09㎡)、港区白金(171.32㎡)、相模原市(405.00㎡)、逗子市(931.14㎡)および北海道の原野、山林(11,938.00㎡)であります。
7. リース契約による主な賃借資産は下記のとおりであります。すべて所有権移転外のファイナンス・リースであります。

名称	リース契約期間	年間リース料
アミューズメント施設アトラクション	5～9年	1,323百万円
IBM AS400本体および周辺機器	3～5年	119百万円
営業用車輛	3年	225百万円

2. 設備の新設、重要な拡充もしくは改修またはこれらの計画

(単位 百万円)

区分		設備の内容	予算額	既支払額	今後の所要資金	着工期日	完成(取得)予定期日
本社		研究開発用機器	1,400	—	1,400	※1	※1
矢口事業所		金型(外注先設置)	4,600	—	4,600	※1	※1
営業・販売設備	北日本地区	アミューズメント施設の新設にともなう敷金保証金	80	—	80		
		アミューズメント施設の内外装工事	600	—	600		
		アミューズメント施設機器	4,510	—	4,510		
		小計	5,190	—	5,190	※1	※1
	北関東地区	アミューズメント施設の新設にともなう敷金保証金	80	—	80		
		アミューズメント施設の内外装工事	500	—	500		
		アミューズメント施設機器	3,970	—	3,970		
		小計	4,550	—	4,550	※1	※1
	東京地区	アミューズメント施設の新設にともなう敷金保証金	160	—	160		
		アミューズメント施設の内外装工事	460	—	460		
		アミューズメント施設機器	3,670	—	3,670		
		小計	4,290	—	4,290	※1	※1
	西関東地区	アミューズメント施設の新設にともなう敷金保証金	80	—	80		
		アミューズメント施設の内外装工事	460	—	460		
		アミューズメント施設機器	3,430	—	3,430		
		小計	3,970	—	3,970	※1	※1

(単位　百万円)

区分		設備の内容	予算額	既支払額	今後の所要資金	着工期日	完成(取得)予定期日
営業・販売設備	中部地区	アミューズメント施設の新設にともなう敷金保証金	80	—	80		
		アミューズメント施設の内外装工事	300	—	300		
		アミューズメント施設機器	2,510	—	2,510		
		小計	2,890	—	2,890	※1	※1
	関西地区	アミューズメント施設の新設にともなう敷金保証金	160	—	160		
		アミューズメント施設の内外装工事	410	—	410		
		アミューズメント施設機器	3,260	—	3,260		
		小計	3,830	—	3,830	※1	※1
	中国地区	アミューズメント施設の新設にともなう敷金保証金	80	—	80		
		アミューズメント施設の内外装工事	380	—	380		
		アミューズメント施設機器	3,000	—	3,000		
		小計	3,460	—	3,460	※1	※1
	九州地区	アミューズメント施設の新設にともなう敷金保証金	80	—	80		
		アミューズメント施設の内外装工事	490	—	490		
		アミューズメント施設機器	3,850	—	3,850		
		小計	4,420	—	4,420	※1	※1
	地区合計	アミューズメント施設の新設にともなう敷金保証金	800	—	800		
		アミューズメント施設の内外装工事	3,600	—	3,600		
		アミューズメント施設機器	28,200	—	28,200		
		小計	32,600	—	32,600	※1	※1
合計			38,600	—	38,600		

(注) 1.　※1は平成11年4月1日から平成14年3月31日までに取得する予定であります。

2.　今後の所要資金38,600百万円は、平成11年2月17日の第5回無担保転換社債(転換価額下方修正条項および転換社債間限定同順位特約付)および2003年満期円建転換社債、平成11年2月18日の2002年満期固定利付ユーロ円債の発行による手取額のうち設備投資への未充当額36,657百万円ならびに自己資金1,943百万円でまかなう予定であります。

3.　金額には消費税等は含まれておりません。

第５　経　理　の　状　況

1．　当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号、以下「財務諸表等規則」という。）に基づいて作成しております。

　なお、第40期事業年度（自 平成９年４月１日　至 平成10年３月31日）は改正前の財務諸表等規則に基づき、第41期事業年度（自 平成10年４月１日　至 平成11年３月31日）は改正後の財務諸表等規則に基づいて作成しております。

　また、金額は、百万円未満の金額を切捨てて表示しております。

2．　当社は、証券取引法第193条の２の規定に基づき、第40期事業年度（自 平成９年４月１日　至 平成10年３月31日）および第41期事業年度（自 平成10年４月１日　至 平成11年３月31日）の財務諸表について、中央監査法人の監査を受け、それぞれ別紙のとおり監査報告書を受領し、「第７　株式事務の概要」の直前に添付しております。

1. 財務諸表

(1) 貸借対照表

(単位　百万円)

期別 / 科目	第40期 (平成10年3月31日現在) 金額		構成比	第41期 (平成11年3月31日現在) 金額		構成比	比較増減 (△)
			%			%	
(資産の部)							
I 流動資産							
1. 現金及び預金		42,987			101,495		
2. 受取手形※1		9,967			3,687		
3. 売掛金※1 ※2		47,756			28,260		
4. 有価証券		4,495			301		
5. リース債権譲渡型小口化債権		4,000			20,500		
6. 特定金銭信託※2		6,007			4,677		
7. 商品		3,141			3,221		
8. 製品		12,151			20,498		
9. 原材料		14,426			13,757		
10. 仕掛品		4,900			6,360		
11. 貯蔵品		2,331			2,703		
12. 前渡金		458			8		
13. 前払費用		11,200			14,611		
14. 関係会社短期貸付金		3,945			2,238		
15. 未収入金※1		7,884			8,423		
16. 自己株式		3			1		
17. その他		3,060			3,284		
貸倒引当金		△ 485			△ 25		
流動資産合計		178,233	51.4		234,006	56.0	55,772
II 固定資産							
(1) 有形固定資産							
1. アミューズメント施設機器	69,071			70,801			
減価償却累計額	△47,973	21,098		△51,461	19,339		
2. 建物	46,026			48,509			
減価償却累計額	△18,278	27,748		△20,935	27,573		
3. 構築物	1,845			1,857			
減価償却累計額	△ 850	995		△ 985	871		
4. 機械装置	211			362			
減価償却累計額	△ 132	79		△ 162	199		
5. 車輌運搬具	160			159			
減価償却累計額	△ 110	50		△ 121	37		
6. 工具器具備品	20,574			20,230			
減価償却累計額	△16,469	4,105		△16,079	4,151		
7. 土地		22,573			22,573		
8. 建設仮勘定		125			122		
有形固定資産合計		76,777	22.2		74,868	17.9	△1,909

（単位　百万円）

科目 ＼ 期別	第40期 (平成10年3月31日現在) 金額		構成比	第41期 (平成11年3月31日現在) 金額		構成比	比較増減 (△)
			%			%	
(2) 無形固定資産							
1. 借地権		1,540			1,540		
2. 商標権		40			174		
3. 電話加入権		125			129		
4. その他		16			54		
無形固定資産合計		1,723	0.5		1,899	0.4	176
(3) 投資その他の資産							
1. 投資有価証券※2		16,696			19,894		
2. 関係会社株式※2		33,138			40,229		
3. 出資金		2,448			1,350		
4. 関係会社出資金		277			277		
5. 長期貸付金※2		4,078			4,197		
6. 従業員長期貸付金		71			131		
7. 関係会社長期貸付金※2		42,084			52,306		
8. 固定化営業債権※3		2,198			2,638		
9. 敷金保証金		22,373			24,170		
10. 長期前払費用		6,954			8,055		
11. その他		1,181			1,120		
貸倒引当金		△42,387			△48,832		
投資その他の資産合計		89,117	25.7		105,541	25.3	16,423
固定資産合計		167,618	48.4		182,308	43.6	14,690
III 繰延資産							
1. 社債発行費		—			1,446		
2. 社債発行差金		686			—		
繰延資産合計		686	0.2		1,446	0.4	760
資産合計		346,538	100.0		417,762	100.0	71,224
(負債の部)							
I 流動負債							
1. 支払手形		27,089			17,675		
2. 買掛金		23,558			28,901		
3. 1年内償還予定転換社債		19,897			29,371		
4. 未払金		744			4,099		
5. 未払法人税等		3,188			85		
6. 未払事業税等		1,058			—		
7. 未払事業所税		—			175		
8. 未払費用※1※2		11,605			12,619		
9. 前受金		318			1,277		
10. 預り金		494			486		
11. 債務保証損失引当金		—			5,485		
12. その他		753			2		
流動負債合計		88,709	25.6		100,179	24.0	11,470

（単位　百万円）

科目 ＼ 期別	第40期（平成10年3月31日現在） 金額		構成比	第41期（平成11年3月31日現在） 金額		構成比	比較増減（△）
			%			%	
II 固定負債							
1．社債		—			25,000		
2．転換社債		123,710			162,543		
3．長期借入金		—			27,000		
4．退職給与引当金		594			556		
5．役員退職慰労金引当金		275			124		
6．その他		1,213			1,721		
固定負債合計		125,793	36.3		216,946	51.9	91,152
負債合計		214,502	61.9		317,125	75.9	102,623
（資本の部）							
I 資本金 ※4		39,153	11.3		42,109	10.1	2,955
II 資本準備金		38,699	11.2		41,652	10.0	2,953
III 利益準備金		2,377	0.7		2,770	0.6	392
IV その他の剰余金							
1．任意積立金							
1）固定資産圧縮積立金	301			291			
2）別途積立金	90,891	91,193		45,891	46,182		
2．当期未処理損失		39,388			32,078		
その他の剰余金合計		51,804	14.9		14,104	3.4	△37,700
資本合計		132,035	38.1		100,636	24.1	△31,398
負債・資本合計		346,538	100.0		417,762	100.0	71,224

(2) 損益計算書

（単位　百万円）

科目 ＼ 期別	第40期（自 平成9年4月1日 至 平成10年3月31日）金額		百分比	第41期（自 平成10年4月1日 至 平成11年3月31日）金額		百分比	比較増減（△）
			%			%	
Ⅰ 売上高							
1. 製品売上高※1	139,554			105,776			
2. 商品売上高※1	36,710			18,860			
3. アミューズメント施設収入※1	90,957			87,942			
4. ロイヤリティ収入※1	4,251	271,474	100.0	1,966	214,546	100.0	△56,928
Ⅱ 売上原価							
1. 製品売上原価							
1) 製品期首たな卸高	15,066			12,151			
2) 当期製品製造原価	131,327			113,982			
3) 他勘定受入高※2	1,403			957			
小計	147,796			127,091			
4) 他勘定振替高※3	15,425			15,523			
5) 製品期末たな卸高	12,151			20,498			
合計	120,219			91,070			
2. 商品売上原価							
1) 商品期首たな卸高	3,332			3,141			
2) 当期商品仕入高	43,612			24,719			
3) 他勘定受入高※4	67			102			
小計	47,012			27,963			
4) 他勘定振替高※5	12,719			12,195			
5) 商品期末たな卸高	3,141			3,221			
合計	31,152			12,545			
3. アミューズメント施設収入原価	65,223	216,595	79.8	66,977	170,593	79.5	△46,001
売上総利益		54,878	20.2		43,952	20.5	△10,926
Ⅲ 販売費及び一般管理費							
1. 荷造発送費	4,453			3,773			
2. 広告費	8,453			12,478			
3. 貸倒引当金繰入額	1,466			—			
4. 従業員給料手当	5,636			5,988			
5. 従業員賞与	2,030			2,160			
6. 役員退職慰労金引当金繰入額	52			10			
7. 賃借料	2,612			2,636			
8. 事業税等※6	1,822			—			
9. 減価償却費	629			694			
10. 研究開発費	6,124			4,686			
11. 支払手数料	2,753			3,061			
12. その他	6,800	42,837	15.8	6,378	41,870	19.5	△ 967
営業利益		12,041	4.4		2,081	1.0	△ 9,959

（単位　百万円）

科目 ＼ 期別	第40期 (自 平成9年4月1日 至 平成10年3月31日) 金額		百分比	第41期 (自 平成10年4月1日 至 平成11年3月31日) 金額		百分比	比較増減(△)
			%			%	
IV 営業外収益							
1. 受取利息※1	1,083			1,409			
2. 有価証券利息	68			51			
3. 仕入割引	17			—			
4. 受取配当金	162			142			
5. 為替差益	1,154			—			
6. 投資事業組合収益	1,193			766			
7. その他	1,567	5,246	1.9	1,248	3,619	1.7	△ 1,627
V 営業外費用							
1. 支払利息	131			205			
2. 社債利息	518			672			
3. 特定金銭信託評価損	3,992			1,329			
4. 社債発行費償却	262			723			
5. 社債発行差金償却	686			686			
6. 為替差損	—			529			
7. アミューズメント施設機器除却損	—			648			
8. その他	664	6,256	2.3	473	5,269	2.5	△ 986
経常利益		11,030	4.0		431	0.2	△10,599
VI 特別利益							
1. 投資有価証券売却益	510			—			
2. 貸倒引当金戻入益	—	510	0.2	338	338	0.2	△ 172
VII 特別損失							
1. たな卸資産等処分損※7	—			11,494			
2. 固定資産除却損※8	185			436			
3. 投資有価証券評価損	4,294			1,290			
4. 関係会社株式評価損	737			750			
5. 関係会社事業譲渡損※9	2,779			—			
6. 関係会社事業整理損※10	—			5,013			
7. 貸倒引当金繰入額※11	40,345			7,476			
8. 債務保証損失引当金繰入額※12	—			5,485			
9. その他	—	48,343	17.8	1,957	33,906	15.8	△14,437
税引前当期純損失		36,802	△13.6		33,137	△15.5	3,664
法人税及び住民税		6,498	2.4		—		△ 6,498
法人税、住民税及び事業税		—			245	0.1	245
当期純損失		43,300	△16.0		33,383	△15.6	9,916
前期繰越利益		5,571			3,075		△ 2,495
中間配当額		1,509			1,610		100
中間配当に伴う利益準備金積立額		150			161		10
当期未処理損失		39,388			32,078		7,310

(イ) 製品製造原価明細書

（単位　百万円）

科目 ＼ 期別	第40期（自 平成9年4月1日 至 平成10年3月31日） 金額		構成比	第41期（自 平成10年4月1日 至 平成11年3月31日） 金額		構成比	比較増減（△）
Ⅰ 材料費		64,578	% 48.1		66,943	% 56.9	2,365
Ⅱ 労務費		8,912	6.6		8,658	7.4	△ 254
Ⅲ 経費							
1. 外注加工費	33,105			20,651			
2. その他	27,665	60,770	45.3	21,436	42,087	35.7	△18,682
当期総製造費用		134,261	100.0		117,689	100.0	△16,571
期首仕掛品たな卸高		3,545			4,900		
合計		137,807			122,590		
他勘定振替高※2		1,579			2,247		
期末仕掛品たな卸高		4,900			6,360		
当期製品製造原価		131,327			113,982		

（注）

第40期	第41期
1. 原価計算の方法 組別総合原価計算を採用しております。	1. 同左
※2 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器 760百万円 アミューズメント施設収入原価 593百万円 その他 225百万円 計 1,579百万円	※2 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器 922百万円 アミューズメント施設収入原価 547百万円 その他 777百万円 計 2,247百万円

(ロ) アミューズメント施設収入原価明細書

（単位　百万円）

科目 ＼ 期別	第40期（自 平成9年4月1日 至 平成10年3月31日） 金額		構成比	第41期（自 平成10年4月1日 至 平成11年3月31日） 金額		構成比	比較増減（△）
Ⅰ アミューズメント施設機器減価償却費		13,564	% 20.8		14,290	% 21.3	725
Ⅱ アミューズメント施設機器維持費		3,482	5.3		3,404	5.1	△ 77
Ⅲ アミューズメント施設運営費							
1. 労務費	12,635			12,986			
2. 家賃	6,238			6,698			
3. 景品費	7,074			7,335			
4. 水道光熱費	4,046			4,076			
5. その他	18,182	48,176	73.9	18,186	49,282	73.6	1,105
当期アミューズメント施設収入原価		65,223	100.0		66,977	100.0	1,753

(3) 利益処分計算書

（単位　百万円）

科目 ＼ 期別	第40期（株主総会承認日 平成10年6月26日）		第41期（株主総会承認日 平成11年6月29日）	
	金	額	金	額
I 当期未処理損失		39,388		32,078
II 任意積立金取崩高				
1. 固定資産圧縮積立金取崩高	10		10	
2. 別途積立金取崩高	45,000	45,010	38,000	38,010
合計		5,621		5,931
III 利益処分額				
1. 利益準備金	231		237	
2. 配当金	2,314	2,545	2,374	2,611
IV 次期繰越利益		3,075		3,320

（注）　固定資産圧縮積立金取崩高は租税特別措置法に基づくものであります。

重要な会計方針

項目 ＼ 期別	第 40 期	第 41 期
1. 有価証券の評価基準および評価方法	(1) 取引所の相場のある有価証券 移動平均法による低価法 (2) その他の有価証券 移動平均法による原価法 なお、特定金銭信託に含まれる有価証券についても上記の評価基準および評価方法によっております。	(1) 取引所の相場のある有価証券 移動平均法による低価法(洗替え方式) なお、低価法の適用にあたっては、従来、切放し方式によっておりましたが、平成10年度の税制改正にともない、当期より洗替え方式に変更しております。この変更による影響はありません。 同 左
2. たな卸資産の評価基準および評価方法	移動平均法による原価法	同 左
3. 固定資産の減価償却の方法	(1) 有形固定資産 法人税法に基づく定率法 なお、アミューズメント施設機器の一部については使用年数を考慮し耐用年数を短縮しております。 ただし、定期借地権契約による借地上の建物・構築物については、耐用年数を定期借地権の残存期間、残存価額を零とした定額法によっております。 (2) 無形固定資産 法人税法に基づく定額法 (3) 長期前払費用 法人税法に基づく均等償却	(1) 有形固定資産 法人税法に基づく定率法 なお、アミューズメント施設機器の一部については使用年数を考慮し耐用年数を短縮しております。 ただし、平成10年4月1日以降取得した建物（建物附属設備は除く）については定額法によっております。この変更による影響額は軽微であります。 定期借地権契約による借地上の建物・構築物については、耐用年数を定期借地権の残存期間、残存価額を零とした定額法によっております。 建物(建物附属設備は除く)については、平成10年度の税制改正にともない、当期より耐用年数を短縮しております。この変更により、前期と同一の基準によった場合に比べ、減価償却費は101百万円増加し、売上総利益は27百万円、営業利益および経常利益は95百万円それぞれ減少し、税引前当期純損失は95百万円増加しております。 同 左 同 左
4. 繰延資産の処理方法	(1) 社債発行費 支出時より3年間で毎期均等償却しております。 (2) 社債発行差金 割引転換社債の社債発行差金については、償還期限までの期間に対応して償却しております。期中に転換された割引転換社債に対応する社債発行差金の未償却残高についても一括償却し、営業外費用の社債発行差金償却に計上しております。なお、転換された割引転換社債の額面金額と発行価格との差額は営業外収益に計上しております。	同 左 同 左
5. 引当金の計上基準	(1) 貸倒引当金 債権の貸倒れによる損失に備えるため、法人税法の規定による限度額（法定繰入率）のほか、特定の債権について所要額を計上しております。	(1) 貸倒引当金 債権の貸倒れによる損失に備えるため、法人税法の規定による実績繰入率による繰入限度額のほか、特定の債権について所要額を計上しております。 平成10年度の税制改正にともない、当期から法人税法の規定による法定繰入率にかえて同法に規定する実績繰入率による繰入限度額を計上する方法に変更しております。この変更により、従来の方法によった場合に比べ、税引前当期純損失は303百万円減少しております。

項目 ＼ 期別	第40期	第41期
	(2) 退職給与引当金 従業員への退職金支給に備えるため、期末自己都合要支給額(適格退職年金部分を除く)の100%を計上しておりましたが、平成2年6月より退職金制度の100%について適格退職年金制度(平成5年11月より調整年金制度)を採用したため過去勤務費用の掛金期間に対応して取崩しております。 (3) 役員退職慰労金引当金 役員への退職慰労金支給に備えるため、内規による必要額を計上しております。	同左 同左 (4) 債務保証損失引当金 債務保証等に係る損失に備えるため、被保証者の財政状態の実情を勘案し、損失負担見込額を計上しております。
6. リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	同左
7. その他財務諸表作成のための重要な事項	(1) 調整年金制度 平成5年11月1日より退職金制度の100%について調整年金制度を採用しております。 a) 平成10年3月31日現在の過去勤務費用の現在額は1,739百万円であります。 b) 過去勤務費用の掛金期間は20年であります。なお、移行にともなう退職給与引当金超過額は過去勤務費用の掛金期間に対応して取崩しております。 (2) 消費税等の会計処理 税抜方式によっております。	(1) 調整年金制度 平成5年11月1日より退職金制度の100%について調整年金制度を採用しております。 a) 平成11年3月31日現在の過去勤務費用の現在額は1,646百万円であります。 b) 過去勤務費用の掛金期間は20年であります。なお、移行にともなう退職給与引当金超過額は過去勤務費用の掛金期間に対応して取崩しております。 (2) 消費税等の会計処理 税抜方式によっております。

表示方法の変更

第40期	第41期
当期より投資事業組合収益が営業外収益の総額の100分の10を超えることとなったため、損益計算書上「投資事業組合収益」として区分掲記しております。なお、前期は営業外収益の「その他」に127百万円含まれております。	1. 未払事業税および未払事業所税は、従来、「未払事業税等」として表示しておりましたが、当期から未払事業税は「未払法人税等」に含め、未払事業所税は「未払事業所税」として表示しております。 2. 当期においてアミューズメント施設機器除却損が営業外費用の総額の100分の10を超えたため、損益計算書上「アミューズメント施設機器除却損」として区分掲記しております。なお、前期は営業外費用の「その他」に196百万円含まれております。 3. 「仕入割引」は、当期より営業外収益「その他」に含めております。

注　記　事　項

（貸借対照表関係）

第40期	第41期
※1　関係会社項目 関係会社に対する科目として区分掲記されたもののほか、次のものがあります。 受取手形　5,263百万円 売掛金　34,303百万円 未払費用　3,352百万円	※1　関係会社項目 関係会社に対する科目として区分掲記されたもののほか、次のものがあります。 売掛金　20,246百万円 未収入金　6,420百万円
※2　主な外貨建資産・負債は、次のとおりであります。 売掛金　8,822百万円（52,964千USドル、8,215千Stgポンド、その他） 特定金銭信託　6,007百万円（45,474千USドル） 投資有価証券　4,403百万円（33,114千USドル、102千NTドル、その他） 関係会社株式　28,263百万円（92,913千Stgポンド、70,250千USドル、30,020千Aドル、6,750,000千韓国ウォン、その他） 長期貸付金　3,781百万円（27,095千USドル、8,000千Aドル） 未払費用　2,784百万円（17,222千USドル、1,234千Stgポンド、その他）	※2　主な外貨建資産・負債は、次のとおりであります。 売掛金　6,181百万円（31,211千USドル、12,441千Stgポンド、その他） 特定金銭信託　4,677百万円（38,800千USドル） 投資有価証券　4,560百万円（34,364千USドル、102千NTドル、その他） 関係会社株式　34,612百万円（92,913千Stgポンド、129,650千USドル、4,300千Aドル、6,750,000千韓国ウォン、その他） 長期貸付金　3,529百万円（28,777千USドル、2,564千Aドル） 関係会社長期貸付金　9,960百万円（35,950千USドル、66,150千Aドル） 未払費用　1,914百万円（13,169千USドル、1,378千Stgポンド、その他）

第40期

なお、外貨建長期金銭債権の決算時の為替相場による円換算額および換算差額は次のとおりであります。

科目	外貨額	貸借対照表計上額	決算時の為替相場による円換算額	差額
長期貸付金	千USドル 27,095	百万円 3,090	百万円 3,579	百万円 489(益)
同上	千Aドル 8,000	百万円 691	百万円 701	百万円 9(益)

第41期

なお、外貨建長期金銭債権の決算時の為替相場による円換算額および換算差額は次のとおりであります。

科目	外貨額	貸借対照表計上額	決算時の為替相場による円換算額	差額
長期貸付金	千USドル 28,777	百万円 3,307	百万円 3,469	百万円 161(益)
同上	千Aドル 2,564	百万円 221	百万円 194	百万円 27(損)
関係会社長期貸付金	千USドル 35,950	百万円 4,929	百万円 4,333	百万円 595(損)
同上	千Aドル 66,150	百万円 5,030	百万円 5,010	百万円 19(損)

第40期	第41期
※3　固定化営業債権は、破産債権、更生債権その他これらに準ずる債権であります。	※3　同　左
※4　会社が発行する株式の総数　200,000,000株 発行済株式総数　100,633,718株	※4　会社が発行する株式の総数　200,000,000株 発行済株式総数　103,219,703株
5　保証債務 (1)　保証債務 セガ エンタープライゼス,インク.(U.S.A.)のリース契約による建物賃借料の支払い(リース債務)7,084百万円(53,632千USドル)、セガ ゲームワークス L.L.C.のリース契約による建物賃借料の支払い(リース債務)875百万円(6,624千USドル)、クロス プロダクツ リミテッドのリース契約による建物賃借料の支払い(リース債務)157百万円(707千Stgポンド)およびアトラス ドリーム エンターテイメント カンパニー リミテッドの銀行借入297百万円(2,250千USドル)について、債務保証しております。	[illegible]

第41期　(1) 保証債務

被保証者	金額	内容
セガ エンタープライゼス,インク.(U.S.A.)	6,030百万円 (50,021千USドル)	建物賃借料の支払い(リース債務)保証
セガ ゲームワークス L.L.C.	707百万円 (5,867千USドル)	建物賃借料の支払い(リース債務)保証
クロス プロダクツ リミテッド	123百万円 (634千Stgポンド)	建物賃借料の支払い(リース債務)保証
アトラス ドリーム エンターテイメント カンパニー リミテッド	271百万円 (2,250千USドル)	銀行借入の支払い保証
セガ オブ アメリカ,インク.	5,472百万円 (45,397千USドル)	建物賃借料の支払い(リース債務)保証
㈱エイティーワン・エンタテインメント	205百万円	銀行借入の支払い保証
計	12,809百万円	

第40期

(2) 保証予約

セガエンタープライゼス(オーストラリア)ピーティーワイ，リミテッドの銀行借入5,053百万円(57,650千Aドル)について、保証予約しております。

第41期

(2) 保証予約等

被保証者	金額	内容
セガ エンタープライゼス, インク.(U.S.A.)	4,580百万円 (38,000千USドル)	銀行借入に対する念書
セガ ヨーロッパ リミテッド	2,353百万円 (12,108千Stgポンド)	銀行借入に対する念書
セガ アミューズメンツ ヨーロッパ リミテッド	2,339百万円 (12,037千Stgポンド)	銀行借入に対する念書
	9百万円 (47千Stgポンド)	為替予約に対する念書
プルミエ ロワジール フランス S.A.	467百万円 (23,672千Stgポンド)	銀行借入に対する念書
	45百万円 (2,285千Stgポンド)	建物賃借料の支払い(リース債務)念書
㈱セガ・リース	197百万円	リース資産の買取保証
㈱トリロジー	60百万円	銀行借入に対する念書
㈱トーワジャパン	262百万円	銀行借入に対する経営指導念書
計	10,315百万円	

(損益計算書関係)

第40期	第41期
※1 関係会社項目 (1) 関係会社に対する売上高は、次のとおりであります。 製品売上高 82,085百万円 商品売上高 120百万円 アミューズメント施設収入 45百万円 ロイヤリティ収入 1,067百万円 (2) 関係会社に対する営業外収益は、次のとおりであります。 受取利息 83百万円	※1 関係会社項目 (1) 関係会社に対する売上高は、次のとおりであります。 製品売上高 58,773百万円 商品売上高 16,571百万円 アミューズメント施設収入 44百万円 ロイヤリティ収入 914百万円 (2) 関係会社に対する営業外収益は、次のとおりであります。 受取利息 749百万円
※2 他勘定受入高の内訳は次のとおりであります。 アミューズメント施設機器 890百万円 その他 512百万円 計 1,403百万円	※2 他勘定受入高の内訳は次のとおりであります。 アミューズメント施設機器 957百万円
※3 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器 11,519百万円 アミューズメント施設収入原価 3,453百万円 その他 452百万円 計 15,425百万円	※3 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器 9,307百万円 アミューズメント施設収入原価 2,683百万円 その他 3,531百万円 計 15,523百万円
※4 他勘定受入高の内訳は次のとおりであります。 アミューズメント施設機器 67百万円	※4 他勘定受入高の内訳は次のとおりであります。 アミューズメント施設機器 102百万円
※5 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器 4,588百万円 アミューズメント施設収入原価 7,596百万円 その他 533百万円 計 12,719百万円	※5 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器 4,019百万円 アミューズメント施設収入原価 7,023百万円 その他 1,152百万円 計 12,195百万円
※6 事業税等には事業所税を含めております。	
	※7 たな卸資産等処分損はコンシューマ機器およびアミューズメント機器のハード、ソフトに係る評価損および廃棄損ならびに前払ソフト開発費の償却損であります。
※8 固定資産除却損の内訳は次のとおりであります。 建物 185百万円	※8 固定資産除却損の内訳は次のとおりであります。 建物 436百万円
※9 関係会社であるセガ オージーソフト ピーティーワイ，リミテッドの事業譲渡にともなう株式売却損等であります。	
	※10 関係会社事業整理損は関係会社であるセガ エンタープライゼス(オーストラリア)ピーティーワイ，リミテッドの事業整理にともなう株式評価損等であります。
※11 貸倒引当金繰入額は長期貸付金に対するもの345百万円および関係会社長期貸付金(セガ オブ アメリカ，インク.)に対するもの40,000百万円であります。	※11 貸倒引当金繰入額は関係会社長期貸付金(セガ エンタープライゼス(オーストラリア)ピーティーワイ，リミテッドおよび㈱セガ・ミュージック・ネットワークス)に対するもの6,400百万円他であります。

第　40　期	第　41　期
	※12　債務保証損失引当金繰入額はセガ オブ アメリカ, インク.の銀行借入の保証に対するものであります。 (追加情報) 事業税は、従来、販売費及び一般管理費の「事業税等」に含めておりましたが、当期より「法人税、住民税及び事業税」に含めて表示しております。なお、この変更による影響はありません。

(リース取引関係)

第40期

1.　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1)　リース物件の取得価額相当額、減価償却累計額相当額および期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
	百万円	百万円	百万円
アミューズメント施設機器	3,164	2,031	1,132
建物	3,517	1,280	2,237
その他	3,691	1,758	1,933
合計	10,373	5,069	5,303

(2)　未経過リース料期末残高相当額

1年内	2,057百万円
1年超	3,537百万円
合計	5,595百万円

(3)　支払リース料、減価償却費相当額および支払利息相当額

支払リース料	2,478百万円
減価償却費相当額	2,185百万円
支払利息相当額	324百万円

(4)　減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

(3)　利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2.　オペレーティング・リース(借手)取引

未経過リース料

1年内	41百万円
1年超	36百万円
合計	78百万円

第41期

1.　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1)　リース物件の取得価額相当額、減価償却累計額相当額および期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
	百万円	百万円	百万円
アミューズメント施設機器	1,968	1,529	438
建物	2,542	1,032	1,509
工具器具備品	5,627	2,365	3,262
その他	157	129	27
合計	10,296	5,058	5,238

(2)　未経過リース料期末残高相当額

1年内	2,084百万円
1年超	3,389百万円
合計	5,474百万円

(3)　支払リース料、減価償却費相当額および支払利息相当額

支払リース料	2,893百万円
減価償却費相当額	2,548百万円
支払利息相当額	302百万円

(4)　減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

(5)　利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2.　オペレーティング・リース(借手)取引

未経過リース料

1年内	140百万円
1年超	165百万円
合計	306百万円

(有価証券の時価等関係)

有 価 証 券 の 時 価 等

(単位　百万円)

種類	第40期　(平成10年3月31日現在)			第41期　(平成11年3月31日現在)		
	貸借対照表計上額	時価	評価損益	貸借対照表計上額	時価	評価損益
(1) 流動資産に属するもの						
株式	3	3	0	1	1	0
債券	—	—	—	—	—	—
その他	2,501	2,375	△ 126	301	267	△ 34
小計	2,505	2,378	△ 126	302	268	△ 34
(2) 固定資産に属するもの						
株式	10,337 (2,128)	11,050 (2,396)	712 (267)	11,253 (2,128)	14,887 (2,792)	3,633 (663)
債券	536	605	69	536	589	52
その他	—	—	—	—	—	—
小計	10,874 (2,128)	11,655 (2,396)	781 (267)	11,789 (2,128)	15,476 (2,792)	3,686 (663)
合計	13,379 (2,128)	14,034 (2,396)	654 (267)	12,092 (2,128)	15,744 (2,792)	3,652 (663)

(注) 1. 時価(時価相当額を含む)の算定方法
① 上場有価証券　主に東京証券取引所の最終価格であります。
② 店頭売買有価証券　日本証券業協会が公表する売買価格等であります。
③ 非上場の証券投資信託受益証券　基準価格であります。

2. 株式には、自己株式を含めて表示しております。
なお、自己株式の評価損益は次のとおりであります。

	第40期	第41期
流動資産に属するもの	0百万円	0百万円

3. 開示の対象から除いた有価証券の貸借対照表計上額

	第40期	第41期
(流動資産)コマーシャルペーパー	1,993百万円	—百万円
(固定資産)非上場株式(店頭売買株式を除く)	36,828百万円 (31,010百万円)	43,533百万円 (38,101百万円)
非上場株式(店頭売買株式を除く)に係る新株引受権証券	1百万円	1百万円
非上場新株引受権付社債	132百万円	0百万円
非上場外国債券	2,000百万円	4,800百万円

4. 括弧内は関係会社に係るもので内書であります。

(デリバティブ取引関係)

1. 取引の状況に関する事項

第40期	第41期
当社では、外貨建債権債務(主に輸出入取引)の為替変動リスクをヘッジする目的で為替予約取引、通貨オプション取引を実需為替の範囲内で包括的に行っております。 これらの取引の管理は、関連担当役員および担当者をメンバーとする為替管理委員会を、週1回その他必要に応じ開催し、ここでヘッジ方針を検討、対応いたしております。なお、これらの取引は為替相場の変動によるリスクを有しており、また、通貨オプション取引をゼロコストで行う時に、やむをえずオプションを売却することがありますが、この場合、為替相場が思惑に反して大きくシフトすると不測の損害を被る危険性があるため、その運用については実需の範囲内に限定し、上記為替管理委員会にて慎重に検討、対応いたしております。 当事業年度末における為替予約残高は、このすべてを外貨建債権に振り当てております。他方、通貨オプション取引は、当事業年度末に残高はありませんので、時価の注記は行っておりません。	当社では、外貨建債権債務(主に輸出入取引)の為替変動リスクをヘッジする目的で為替予約取引、通貨オプション取引を実需為替の範囲内で包括的に行っております。また、必要に応じ個別予約を行っております。 これらの取引の管理は、関連担当執行役員および担当者をメンバーとする為替管理委員会を、週1回その他必要に応じ開催し、ここでヘッジ方針を検討、対応いたしております。なお、これらの取引は為替相場の変動によるリスクを有しており、また、通貨オプション取引をゼロコストで行う時に、やむをえずオプションを売却することがありますが、この場合、為替相場が思惑に反して大きくシフトすると不測の損害を被る危険性があるため、その運用については実需の範囲内に限定し、上記為替管理委員会にて慎重に検討、対応いたしております。 当事業年度末における為替予約残高は、このすべてを外貨建債権に振り当てております。他方、通貨オプション取引は、当事業年度末に残高はありませんので、時価の注記は行っておりません。

(1株当たり情報)

項目 ＼ 期別	第40期	第41期
1株当たり純資産額	1,312円4銭	974円98銭
1株当たり当期純損失金額	430円27銭	331円8銭
潜在株式調整後1株当たり当期純利益	潜在株式調整後1株当たり当期純利益は1株当たり当期純損失が計上されているため記載しておりません。	同左

(重要な後発事象)

第40期	第41期
――――――	当社は、収益構造上最適規模の人員構成の実現による早期スリム化が急務と判断し、募集人数1,000名、退職日平成11年6月30日を内容とする希望退職者の募集を実施し、平成11年5月7日より平成11年6月18日までに706名の応募がありました。これにともなう特別退職金約2,038百万円を次期の特別損失に計上する予定であります。

(4) 附属明細表

1) 有価証券明細表

		銘柄	1株の金額	株式数	取得価額	貸借対照表計上額	摘要
株式	投資有価証券	シルバーラド リゾート, インク.	US$ 1,000	株 10,000	百万円 1,274	百万円 1,274	
		イーファ コーポレーション	NT$ 10.00	7,036,761	495	495	
		エヌビディア コーポレーション	無額面	750,000	425	425	
		アバルーサ インタラクティブ コーポレーション	US$ 1.00	4,000,000	428	428	
		プレディウム エンターテイメント コーポレーション	無額面	475,000	122	122	
		プラネットウェブ, インク.	US$ 0.001	306,748	108	108	
		ネットワーク コンピューター, インク.	US$ 0.001	1,989,222	242	242	
		セガ ゲーミング テクノロジー, インク.	US$ 0.001	117,794	116	116	
		ブリリアント デジタル エンターテイメント, インク.	US$ 0.001	780,001	518	257	
		ビジュアル コンセプツ エンターテイメント	無額面	343	395	395	
		日本カードセンター㈱	円 50,000	4,000	200	200	
		㈱キョクイチ	50	6,000,000	6,295	1,458	
		㈱住友銀行	50	1,218,659	2,184	1,658	
		㈱三和銀行	50	101,735	186	121	
		㈱あさひ銀行	50	197,000	222	107	
		㈱スペースネオトピア	50,000	2,000	100	100	
		データイースト㈱	500	92,500	185	185	
		日本アジア投資㈱	50,000	464,000	383	120	
		㈱タイカン	500	575,700	263	144	
		日本シスコシステムズ㈱	無額面	160	147	147	
		㈱神戸ハーバーサーカス	50,000	2,000	100	100	
		㈱バンダイ	50	55,840	126	92	
		ジーアールホームネット㈱	50,000	9,000	450	450	
		㈱デジキューブ	50,000	100	88	88	
		㈱アスキー	50	3,500,000	3,045	3,045	
		㈱サービスウェア・コーポレーション	50,000	100	94	94	
		CSKネットワークシステムズ㈱	500	100,000	220	220	
		㈱亜土電子工業	50,000	4,425,000	1,504	1,504	
		その他37銘柄		1,115,194	3,392	852	
		計		33,328,857	23,315	14,556	

		銘柄	券面総額	取得価額	貸借対照表計上額	摘要
公社債・国債及び地方債	投資有価証券	野村バンクインターナショナルユーロ円債	百万円 800	百万円 800	百万円 800	
		IBJファイナンスコーポレーションN.V.永久劣後債	1,000	1,000	1,000	
		エスブイエンジェル'96リミテッド2003年満期利益参加型社債	536	536	536	
		㈱トーワジャパン第3回無担保転換社債	132	132	0	
		ファンネル・ファイナンス・エー・イー・シー	3,000	3,000	3,000	
		計	5,468	5,468	5,336	

		種類及び銘柄	取得価額又は出資総額	貸借対照表計上額	摘要
その他の有価証券	一時所有の有価証券	〔投資信託受益証券〕	百万円	百万円	
		国際投信投資顧問㈱国際300オープン	101	101	
		大和証券投資信託委託㈱業績株チャンス'93—12	100	100	
		パートナーズ投信㈱バランスファンドB93—12(分配型)	100	100	
		計	301	301	
	投資有価証券	その他新株引受権証券 2銘柄	1	1	
		計	1	1	

2) 有形固定資産等明細表

(単位 百万円)

資産の種類		期首残高	当期増加額	当期減少額	期末残高	減価償却累計額又は償却累計額	当期償却額	償却累計率	差引期末残高	摘要
有形固定資産	アミューズメント施設機器	69,071	14,838	13,108	70,801	51,461	14,517	% 72.7	19,339	
	建物	46,026	3,732	1,249	48,509	20,935	3,545	43.2	27,573	
	構築物	1,845	18	7	1,857	985	138	53.1	871	
	機械装置	211	165	15	362	162	45	44.9	199	
	車輌運搬具	160	6	7	159	121	15	76.6	37	
	工具器具備品	20,574	1,844	2,189	20,230	16,079	1,619	79.5	4,151	
	土地	22,573	—	—	22,573	—	—	—	22,573	
	建設仮勘定	125	2,100	2,104	122	—	—	—	122	
	計	160,590	22,707	18,682	164,615	89,747	19,881		74,868	
無形固定資産	借地権	—	—	—	1,540	—	—	—	1,540	
	商標権	—	—	—	279	105	15	37.6	174	
	電話加入権	—	—	—	129	—	—	—	129	
	その他	—	—	—	71	16	9	23.3	54	
	計	—	—	—	2,021	121	24		1,899	
長期前払費用		10,349	4,231	1,110	13,469	5,414	2,020	40.2	8,055	
繰延資産	社債発行費	—	2,170	—	2,170	723	723	33.3	1,446	
	社債発行差金	4,974	—	4,974	—	—	686	—	—	
	計	4,974	2,170	4,974	2,170	723	1,409		1,446	

(注) 1. アミューズメント施設機器の主な増加は、業務用ビデオゲーム5,525百万円とメダルゲーム3,702百万円であり、主な減少は業務用ビデオゲーム1,074百万円とメダルゲーム243百万円であります。

2. 無形固定資産については、その金額が資産総額の100分の1以下のため「期首残高」、「当期増加額」および「当期減少額」の記載を省略いたしました。

3. 長期前払費用の主な増加は、社内システムソフトウェアの購入等2,031百万円であります。

3) 関係会社有価証券明細表

	銘柄	一株の金額	期首残高			当期増加額		当期減少額		期末残高			摘要
			株式数	取得価額	貸借対照表計上額	株式数	金額	株式数	金額	株式数	取得価額	貸借対照表計上額	
			株	百万円	百万円	株	百万円	株	百万円	株	百万円	百万円	
株式	セガ エンタープライゼス(オーストラリア)ピーティーワイ,リミテッド	Aドル 1	25,800,000	2,023 (25,800千Aドル)	2,013 (25,720千Aドル)	—	—	—	※1 2,013	25,800,000	2,023 (25,800千Aドル)	0	子会社
	セガ ヨーロッパ グループ リミテッド	Stgポンド 1	150,000,000	24,487 (150,000千Stgポンド)	0	—	—	※2 150,000,000	0	—	—	—	
	セガ ヨーロッパ リミテッド	Stgポンド 1	215,901,203	15,014 (91,366千Stgポンド)	15,014 (91,366千Stgポンド)	—	—	—	—	215,901,203	15,014 (91,366千Stgポンド)	15,014 (91,366千Stgポンド)	子会社
	セガ アミューズメンツ タイワン リミテッド	NTドル 10	10,200,000	475 (102,000千NTドル)	475 (102,000千NTドル)	※3 4,800,000	246 (62,561千NTドル)	—	—	15,000,000	721 (164,561千NTドル)	721 (164,561千NTドル)	子会社
	セガ シンガポール ピーティーイー,リミテッド	Sドル 1	1,500,000	103 (1,500千Sドル)	103 (1,500千Sドル)	—	—	—	—	1,500,000	103 (1,500千Sドル)	103 (1,500千Sドル)	子会社
	セガ インターナショナル ファイナンス B.V.	オランダギルダー 100	2,000	11 (200千オランダギルダー)	11 (200千オランダギルダー)	—	—	—	—	2,000	11 (200千オランダギルダー)	11 (200千オランダギルダー)	子会社
	クロス プロダクツ リミテッド	Stgポンド 1	2,200,000	257 (1,547千Stgポンド)	257 (1,547千Stgポンド)	—	—	—	—	2,200,000	257 (1,547千Stgポンド)	257 (1,547千Stgポンド)	子会社
	セガ エンタープライゼス,インク.(U.S.A.)	USドル 1	40,000,000	8,605 (69,650千USドル)	8,605 (69,650千USドル)	※4 50,000,000	7,192 (50,000千USドル)	—	—	90,000,000	15,797 (119,650千USドル)	15,797 (119,650千USドル)	子会社
	セガ ディストリビューション オーストラリア ピーティーワイ,リミテッド	Aドル 1	4,300,000	364 (4,300千Aドル)	364 (4,300千Aドル)	—	—	—	—	4,300,000	364 (4,300千Aドル)	364 (4,300千Aドル)	子会社
	㈱ソニック	円 50,000	800	68	68	—	—	※5 800	68	—	—	—	
	シムス㈱	50,000	1,000	101	101	—	—	—	—	1,000	101	101	子会社
	㈱エスアイエレクトロニクス	50,000	2,000	100	100	—	—	—	—	2,000	100	100	子会社
	㈱ネクステック	50,000	2,000	100	100	※6 800	68	—	—	2,800	168	168	子会社
	㈱セガ興産	50,000	76	3	3	—	—	—	—	76	3	3	子会社
	セガ音楽出版㈱	1,000	8,000	8	8	—	—	—	—	8,000	8	8	子会社
	㈱エスジーエス	50,000	1,300	65	65	※8 1,220	61	—	—	2,520	126	126	子会社
	㈱セガ・フードワークス	50,000	102	5	5	—	—	—	—	102	5	5	子会社
	㈱セガトイズ(旧㈱セガ・ヨネザワ)	50,000	6,400	320	0	※10 9,800	490	※7 6,400	0	9,800	490	490	子会社
	㈱オアシスパーク	50,000	—	—	—	※11 5,100	255	—	—	5,100	255	255	子会社
	㈱エイティーワン・エンタテインメント	50,000	—	—	—	※11 5,000	250	—	—	5,000	250	250	子会社
	スーパー マージ コーポレーション SDN. BHD.	マレーシアドル 1	10,000,000	436 (10,000千マレーシアドル)	436 (10,000千マレーシアドル)	—	—	—	※1 436	10,000,000	436 (10,000千マレーシアドル)	0	関連会社
	現代セガ エンターテイメント カンパニーリミテッド	韓国ウォン 5,000	250,000	172 (1,250,000千韓国ウォン)	172 (1,250,000千韓国ウォン)	—	—	—	—	250,000	172 (1,250,000千韓国ウォン)	172 (1,250,000千韓国ウォン)	関連会社
	ロッテ セガ カンパニー リミテッド	韓国ウォン 5,000	1,100,000	709 (5,500,000千韓国ウォン)	709 (5,500,000千韓国ウォン)	—	—	—	—	1,100,000	709 (5,500,000千韓国ウォン)	709 (5,500,000千韓国ウォン)	関連会社
	マヒンドラ セガ エンターテイメント コーポレーション プライベート リミテッド	インドルピア 10	720,000	24 (7,200千インドルピア)	24 (7,200千インドルピア)	—	—	—	—	720,000	24 (7,200千インドルピア)	24 (7,200千インドルピア)	関連会社
	アトラス ドリーム エンターテイメント カンパニー リミテッド	USドル 10,000	60	75 (600千USドル)	75 (600千USドル)	—	—	※12 60	75	—	—	—	
	セガ ソフト ネットワークス,インク.	USドル 2.5	—	—	—	※3 4,000,000	1,436 (10,000千USドル)	—	—	4,000,000	1,436 (10,000千USドル)	1,436 (10,000千USドル)	関連会社
	リンガフォン・ジャパン㈱	円 50,000	3,400	350	0	—	—	※7 2,720	—	680	350	0	関連会社
	㈱ジョイテック トーカイ	50,000	400	20	0	—	—	—	—	400	20	0	関連会社
	ライト印刷㈱	50	1,615,212	1,470	1,470	—	—	—	—	1,615,212	1,470	1,470	関連会社
	㈱セガ・デジタル・コミュニケーションズ	50,000	2,800	140	140	—	—	—	※1 114	2,800	140	25	関連会社
	㈱セガ・ミュージック・ネットワークス	50,000	4,000	200	200	—	—	—	※1 199	4,000	200	0	関連会社
	㈱エスジーメディア	50,000	1,200	60	60	—	—	—	—	1,200	60	60	関連会社
	㈱セガ・ロジスティクスサービス	50,000	2,000	100	100	—	—	—	—	2,000	100	100	関連会社
	㈱セガ・リース	50,000	580	30	30	—	—	—	—	580	30	30	関連会社
	㈱セガ・ミューズ	500	167,300	254	254	—	—	—	—	167,300	254	254	関連会社
	㈱トリロジー	50,000	800	40	40	—	—	—	—	800	40	40	※9 関連会社
	㈱CSK	50	746,670	2,454	2,128	—	—	—	—	746,670	2,454	2,128	
	計		464,539,303	58,652	33,138	58,821,920	9,999	150,009,980	2,908	373,351,243	43,700	40,229	

(注) 1. 当社は、㈱CSKの関連会社であります。
2. ※1は株式の評価損によるものであります。
3. ※2は清算結了によるものであります。
4. ※3は株式の購入によるものであります。
5. ※4は増資によるものであります。
6. ※5は㈱ネクステックとの合併によるものであります。
7. ※6は㈱ソニックとの合併によるものであります。
8. ※7は減資によるものであります。
9. ※8は第三者割当増資によるものであります。
10. ※9は第三者割当増資より子会社から関連会社となっております。
11. ※10は㈱セガ・ヨネザワより社名変更し、増資によるものであります。
12. ※11は設立出資によるものであります。
13. ※12は第三者割当増資により所有割合が減少し、関係会社株式に該当しなくなったものであります。
14. セガ エンタープライゼス(オーストラリア)ピーティーワイ, リミテッド、セガ ヨーロッパ リミテッド、セガ エンタープライゼス, インク.(U.S.A.)および㈱エスジーエスとの関係内容はそれぞれ「第6 企業集団等の状況」の連結子会社の状況(83ページから85ページ)に記載しております。
また、㈱セガ・ミューズ(議決権の所有割合46.9%)との関係内容は「第6 企業集団等の状況」の関連当事者との取引(86ページ)に記載しております。
なお、セガ ソフト ネットワークス, インク. との関係内容は次のとおりであります。

会社名	住所	資本金	事業内容	議決権の所有の割合	関係の内容			
					役員の兼任		資金援助	営業上の取引
					当社役員	当社従業員		
		千USドル		%	人	人		
セガ ソフト ネットワークス, インク.	米国 カリフォルニア州 サンフランシスコ	800	インターネット用ゲーム・ネットワークの開発	50.0	2	0	長期貸付金 4,929百万円	ロイヤリティの支払 0百万円

15. 括弧内は外貨による金額であります。

4) 関係会社出資金明細表

(単位　百万円)

関係会社名	期首残高	当期増加額	当期減少額	期末残高	摘要
セガ ファーハン カルチャー エンターテインメント カンパニー リミテッド	240 (20,973千RMB)	—	—	240 (20,973千RMB)	子会社
アミューズメント ワールド オブ ベトナム, インク.	37 (300千USドル)	—	—	37 (300千USドル)	関連会社
計	277	—	—	277	

5) 関係会社貸付金明細表

(単位　百万円)

	関係会社名	期首残高	当期増加額	当期減少額	期末残高	摘要	
						返済期限	担保
短期貸付金	㈱セガ・リース	162	284	250	196	平成12年3月29日	なし
短期貸付金	㈱セガ・ミュージック・ネットワークス	1,302	—	1,122	180	平成11年4月27日	なし
短期貸付金	㈱エスアイエレクトロニクス	152	100	210	42	平成12年2月17日	なし
短期貸付金	㈱セガトイズ	392	—	—	392	平成11年7月14日	なし
短期貸付金	㈱セガ・ロジスティクスサービス	80	—	—	80	平成11年6月6日	なし
短期貸付金	㈱セガ・フードワークス	198	—	198	—		
短期貸付金	セガ ソフトネットワークス, インク.	—	4,522	4,522	—		
短期貸付金	セガ エンタープライゼス(オーストラリア)ピーティィワイ, リミテッド	—	1,279	1,279	—		
短期貸付金	小計	2,286	6,185	7,582	890		
長期貸付金	㈱セガ・リース	1,900 (1,062)	101	988	1,013 (537)	平成8年9月30日を第1回目、平成15年6月28日を最終の返済期日とする7年間均等分割返済	なし
長期貸付金	㈱セガ・ミュージック・ネットワークス	1,842 (595)	1,190	351	2,681 (811)	平成8年3月31日を第1回目、平成16年3月25日を最終の返済期日とする8年間均等分割返済	なし
長期貸付金	セガオブアメリカ, インク.	40,000	—	—	40,000	平成15年3月31日	なし
長期貸付金	セガ ソフト ネットワークス, インク.	—	4,929	—	4,929	平成13年3月31日	なし
長期貸付金	セガエンタープライゼス(オーストラリア)ピーティーワイ, リミテッド	—	5,030	—	5,030	平成14年3月31日	なし
長期貸付金	小計	43,742 (1,658)	11,251	1,339	53,654 (1,348)		
計		46,029 (1,658)	17,437	8,922	54,544 (1,348)		

(注)1. 括弧内は1年内返済予定のもので、内数で表示しており、貸借対照表上は流動資産「関係会社短期貸付金」に含めております。

2. セガ ソフト ネットワークス, インク. に対する貸付金はすべて外貨建によるものであり、35,950千USドルであります。

3. セガ エンタープライゼス(オーストラリア)ピーティーワイ, リミテッドに対する貸付金はすべて外貨建によるものであり、66,150千Aドルであります。

4. ㈱セガ・ミュージック・ネットワークスに対する貸付金増減には貸付期間延長による短期より長期への振替900百万円が含まれております。

5. セガ ソフト ネットワークス, インク. の短期貸付金の減少は、期間延長による振替4,511百万円(32,400千USドル)および為替差損10百万円によるものです。

6) 社債明細表

（単位　百万円）

銘柄	発行年月日	発行総額	償還額	未償還残高	発行価格	利率	担保(種類・目的物及び順位)	償還期限	摘要
第2回無担保割引転換社債	平成4年1月30日	20,000	20,000	—	円 75	—	無担保	平成11年3月31日	設備資金
第4回無担保転換社債	平成6年6月24日	100,000	11,548	88,452	円 100	% 0.55	無担保	平成12年9月29日	設備資金
1999年満期円建転換社債	平成7年9月7日	30,000	629	29,371 (29,371)	円 100	—	無担保	平成11年9月7日	投融資資金
第1回無担保社債(社債間限定同順位特約付)	平成10年10月30日	10,000	—	10,000	円 100	% 2.00	無担保	平成13年10月30日	転換社債償還資金
第2回無担保社債(社債間限定同順位特約付)	平成10年12月21日	10,000	—	10,000	円 100	% 2.15	無担保	平成13年12月21日	転換社債償還資金
2003年満期円建転換社債	平成11年2月17日	50,000	5,905	44,095	円 100	—	無担保	平成15年3月31日	設備および運転資金
第5回無担保転換社債(転換価額下方修正条項および転換社債間限定同順位特約付)	平成11年2月17日	30,000	4	29,996	円 100	% 0.40	無担保	平成18年3月31日	設備および運転資金
2002年満期固定利付ユーロ円債	平成11年2月18日	5,000	—	5,000	円 100	% 2.27	無担保	平成14年2月13日	設備および運転資金
計		255,000	38,086	216,914 (29,371)					

（注）1．転換社債の転換条件等は次のとおりであります。

銘柄	転換価格	転換により発行する株式	転換請求期間
第2回無担保割引転換社債	8,346円20銭	額面普通株式（1株の額面金額50円）	平成4年3月2日から平成11年3月20日まで
第4回無担保転換社債	7,726円10銭	額面普通株式（1株の額面金額50円）	平成6年8月1日から平成12年9月28日まで
1999年満期円建転換社債	4,156円60銭	額面普通株式（1株の額面金額50円）	平成7年9月21日から平成11年8月31日まで
2003年満期円建転換社債	2,285円	額面普通株式（1株の額面金額50円）	平成11年3月1日から平成15年3月24日まで
第5回無担保転換社債(転換価額下方修正条項および転換社債間限定同順位特約付)	2,285円	額面普通株式（1株の額面金額50円）	平成11年3月1日から平成18年3月30日まで

2．未償還残高欄の括弧内は、1年内償還予定のものであります。

7) 長期借入金明細表

(単位　百万円)

借入先	期首残高	当期増加額	当期減少額	期末残高	摘要		
					使途	返済期限	その他
㈱住友銀行	—	10,000	—	10,000	社債償還、設備および運転資金	平成13年9月28日期日一括返済	担保なし
㈱三和銀行	—	10,000	—	10,000	社債償還、設備および運転資金	平成13年11月20日期日一括返済	担保なし
㈱日本興業銀行	—	5,000	—	5,000	運転資金	平成14年2月25日期日一括返済	担保なし
㈱住友銀行	—	2,000	—	2,000	社債償還、設備および運転資金	平成14年3月29日期日一括返済	担保なし
合計	—	27,000	—	27,000			

8) 関係会社借入金明細表

該当事項はありません。

9) 資本金明細表

		種類	発行数	資本組入額の総額	上場取引所名	摘要
既発行株式	額面株式	普通株式	株 103,219,703	百万円 42,109	東京証券取引所(市場第一部) パリ証券取引所	1. 1株の券面額 50円 券面総額 5,160百万円 2. 関係会社の所有株式数 20,153,388株 3. 当期中における株式発行 (注)参照 4. 転換社債の転換による株式の発行 発行数 6,183,838株 資本組入額の総額 17,822百万円 5. 株式配当による株式の発行 発行数 747,000株 資本組入額の総額 373百万円
		小計	103,219,703	42,109		
資本の額				42,109百万円		

(注) 当期中に発行された株式の内容は下記のとおりであります。

(当期中に発行された株式の内容)

銘柄	種類	発行数	1株の発行価格	1株の資本組入額	摘要
第5回無担保転換社債(転換価額下方修正条項および転換社債間限定同順位特約付)	普通株式	1,749	2,285円	1,143円	
2003年満期円建転換社債	普通株式	2,584,236	2,285円	1,143円	

10) 資本剰余金明細表

(単位　百万円)

区分	前期末残高	前期欠損てん補による処分額	当期増加額	当期減少額	期末残高	摘要
資本準備金 株式払込剰余金	38,699	—	2,953	—	41,652	
計	38,699	—	2,953	—	41,652	

(注) 当期増加額は転換社債の転換によるものであります。

11) 利益準備金および任意積立金明細表

(単位　百万円)

区　　　　分	前期末残高	当期増加額	当期減少額	期末残高	摘　　要
利益準備金	2,377	392	—	2,770	
任意積立金					
固定資産圧縮積立金	301	—	10	291	
別途積立金	90,891	—	45,000	45,891	
計	93,571	392	45,010	48,953	

(注) 1. 利益準備金の当期増加額は、前期決算の利益処分および当期の中間配当にともなう積立によるものであります。
2. 任意積立金の当期減少額は、前期決算の利益処分によるものであります。

12) 引当金明細表

(単位　百万円)

区　　　　分	期首残高	当期増加額	当期減少額		期末残高	摘　　要
			目的使用	その他		
貸倒引当金	42,872	7,508	1,153	369	48,858	
債務保証損失引当金	—	5,485	—	—	5,485	
退職給与引当金	594	—	—	38	556	
役員退職慰労金引当金	275	10	161	—	124	

(注) 1. 貸倒引当金の当期減少額のその他は、法人税法の規定による戻入額357百万円および個別引当対象債権の回収等による戻入額12百万円であります。
2. 退職給与引当金の当期減少額のその他は、適格退職年金制度（平成5年11月より調整年金制度）への移行にともなう退職給与引当金超過額の取崩額であります。

2. 主な資産・負債および収支の内容

（主な資産・負債）

(1) 流動資産

1) 現金及び預金

（単位　百万円）

区分	金額
現金	3,021
預金	
当座預金	3,163
普通預金	5,291
定期預金	7,020
譲渡性預金	83,000
計	98,474
合計	101,495

2) 受取手形

イ．相手先別内訳

（単位　百万円）

相手先	金額
㈱タイトー	656
データイースト㈱	385
三井リース事業㈱	188
山一㈱	171
㈱ナムコ	165
プレビ㈱	128
㈲山口公商店	118
菱信リース㈱	118
オリックス㈱	112
㈱アリサカ	100
その他	1,542
合計	3,687

ロ．期日別内訳

（単位　百万円）

期日	金額
1ヵ月以内	1,233
2ヵ月以内	1,121
3ヵ月以内	953
4ヵ月以内	133
5ヵ月以内	48
5ヵ月超	196
合計	3,687

3) 売　掛　金

イ. 相手先別内訳

（単位　百万円）

相手先	金額
㈱セガ・ミューズ	9,099
㈱エスジーエス	3,095
セガ アミューズメンツ ヨーロッパ リミテッド	1,817
セガ エンタープライゼス, インク.(U.S.A.)	1,472
セガ ゲーミング テクノロジー, インク.	1,173
㈱セガ・ミュージック・ネットワークス	1,071
㈱セガトイズ	910
ロッテ セガ カンパニー リミテッド	700
セガ ヨーロッパ リミテッド	638
㈱セガ・リース	589
その他	7,691
合計	28,260

ロ. 売掛金の回収状況および滞留状況

（単位　百万円）

前期繰越高 A	当期売上高 B	当期回収高 C	当期末残高 D	回収および滞留状況	
				回収率 $\frac{C}{A+B}$	滞留期間 $D \div \frac{B}{12}$
47,756	222,027	241,523	28,260	89.5 ％	1.5 か月

（注）上記の各金額には消費税等を含んでおります。

4) リース債権譲渡型小口化債権

（単位　百万円）

相手先	金額
三和ビジネスクレジット㈱	5,000
住銀リース㈱	10,000
㈱アプラス	5,500
合計	20,500

5) 特定金銭信託

（単位　百万円）

相手先	金額
チェース信託銀行㈱	4,677

6) 商　品

（単位　百万円）

区分	金額
業務用アミューズメント機器	1,637
コンシューマ機器	1,584
合計	3,221

（注）業務用アミューズメント機器には販売用サプライ品（印画紙ほか）が554百万円含まれております。

7) 製　品

(単位　百万円)

区分	金額
業務用アミューズメント機器	5,529
コンシューマ機器	14,968
合計	20,498

8) 原材料

(単位　百万円)

区分	金額
半導体	6,646
電子・電気部品	4,236
機構部品・その他	2,874
合計	13,757

9) 仕掛品

(単位　百万円)

区分	金額
業務用アミューズメント機器	2,419
コンシューマ機器	3,941
合計	6,360

10) 貯蔵品

(単位　百万円)

区分	金額
未使用開発機材	1,494
景品	982
修理用部品	82
中古IC基板・その他	144
合計	2,703

11) 前払費用

(単位　百万円)

区分	金額
ロイヤリティ	4,896
委託開発費	8,279
賃借料	662
その他	773
合計	14,611

12) 未収入金

(単位　百万円)

区分	金額
商品返却代金	6,045
未収消費税	1,351
その他	1,026
合計	8,423

(2) 固定資産

1) 長期貸付金

(単位　百万円)

相手先	金額
セガ ゲーミング テクノロジー，インク.	2,327
プレディウム エンターテイメント コーポレーション	980
メガ ホールディングス ピーティーワイ，リミテッド	221
その他	668
合計	4,197

2) 敷金保証金

(単位　百万円)

区分	金額
アミューズメント施設	23,439
事業所・事務所	303
営業所	197
その他	229
合計	24,170

(3) 流動負債

1) 支払手形

イ．相手先別内訳

(単位　百万円)

相手先	金額
日本サムスン㈱	1,414
ロッテ物産㈱	725
新潟精密㈱	636
㈱スギヤマエレクトロン	619
㈱ジャレコ	468
現代電子産業ジャパン㈱	395
㈱バンプレスト	389
木村プラスチック工業㈱	380
日本コロムビア㈱	371
富士通高見澤コンポーネント㈱	364
その他	11,909
合計	17,675

ロ．期日別内訳

(単位　百万円)

期日	金額
1ヵ月以内	6,788
2ヵ月以内	5,257
3ヵ月以内	5,291
4ヵ月以内	336
合計	17,675

2) 買　掛　金

（単位　百万円）

相手先	金額
ヤマハ㈱	5,252
㈱リョーサン	4,920
㈱日立製作所	2,872
㈱カプコン	2,258
東芝デバイス㈱	1,461
㈱アスキー	693
高島㈱	519
八洲電機㈱	497
㈱ナナオ	441
日本サムスン㈱	423
その他	9,561
合計	28,901

3) 未　払　費　用

（単位　百万円）

区分	金額
支払ロイヤリティ	1,050
研究開発費	1,420
広告宣伝費	4,936
従業員賞与および給与	997
アミューズメント施設臨時従業員雑給	703
荷造発送費	450
アミューズメント施設運営費用	920
その他	2,138
合計	12,619

（収支の内容）

特に記載すべき事項はありません。

最近の資金収支の実績および今後の資金計画

(単位 百万円)

項目			資金収支の実績 第40期 (自平成9年4月1日 至平成10年3月31日)	資金収支の実績 第41期 (自平成10年4月1日 至平成11年3月31日)	資金収支の実績 第41期中間期 (自平成10年4月1日 至平成10年9月30日)	資金計画 第42期中間期 (自平成11年4月1日 至平成11年9月30日)
I 事業活動にともなう収支	収入	1. 営業収入	298,813	250,121	133,841	93,485
		2. 営業外収入				
		(1) 受取利息、受取配当等収入	1,302	1,780	575	309
		(2) その他	3,586	1,903	1,292	1,300
		小計 (A)	303,701	253,804	135,708	95,094
		3. 有形固定資産売却等収入				
		(1) 有形固定資産売却	1,465	1,430	678	—
		(2) 投資有価証券売却	7,789	207	207	—
		(3) 貸付金(短期を含む)回収	5,830	4,768	1,717	612
		(4) その他の収入	2,570	4,128	1,953	—
		小計 (B)	17,654	10,533	4,555	612
		収入合計 (C=A+B)	321,355	264,337	140,263	95,706
	支出	1. 営業支出				
		(1) 原材料または商品仕入	141,310	128,935	72,719	70,539
		(2) 人件費支出	33,428	34,335	17,292	18,566
		(3) その他	81,319	80,987	40,626	46,163
		2. 営業外支出				
		(1) 支払利息・割引料等支出	651	691	273	765
		(2) その他	2,124	2,766	2,523	—
		小計 (D)	258,832	247,714	133,433	136,033
		3. 有形固定資産取得等支出				
		(1) 有形固定資産取得	8,489	6,939	1,770	208
		(2) 投資有価証券取得	12,026	14,568	9,363	700
		(3) 貸付金(短期を含む)	51,274	12,408	2,191	507
		(4) その他の支出	9,495	7,632	3,305	263
		小計 (E)	81,284	41,547	16,629	1,678
		4. 決算支出等				
		(1) 配当金	3,825	3,921	2,311	2,371
		(2) 法人税等	8,134	4,438	4,220	96
		(3) その他	133	—	—	—
		小計 (F)	12,092	8,359	6,531	2,467
		支出合計 (G=D+E+F)	352,208	297,620	156,593	140,178
	事業収支尻 (H=C−G)		△ 30,853	△ 33,283	△ 16,330	△ 44,472

(単位　百万円)

項目			資金収支の実績			資金計画
			第40期 (自平成9年4月1日 至平成10年3月31日)	第41期 (自平成10年4月1日 至平成11年3月31日)	第41期 中間期 (自平成10年4月1日 至平成10年9月30日)	第42期 中間期 (自平成11年4月1日 至平成11年9月30日)
II 資金調達活動にともなう収支	収入	1. 短期借入金(手形借入金を含む)	—	—	—	—
		2. コマーシャルペーパー発行	—	—	—	—
		3. 割引手形	—	—	—	—
		4. 長期借入金	—	27,000	10,000	—
		5. 社債発行	—	105,000	—	5,000
		6. 増資	—	—	—	—
		7. その他の収入	—	—	—	—
		収入合計 (I)	—	132,000	10,000	5,000
	支出	1. 短期借入金返済	—	—	—	—
		2. コマーシャルペーパー償還	—	—	—	—
		3. 長期借入金返済 (一年以内に返済予定のものを含む)	—	—	—	—
		4. 社債償還	—	19,897	—	29,371
		5. その他の支出	—	8,003	—	—
		支出合計 (J)	—	27,900	—	29,371
	資金調達収支尻(K=I−J)		—	104,100	10,000	△ 24,371
III 当期総合資金収支尻(L=H+K)			△ 30,853	70,817	△ 6,330	△ 68,843
IV 低価法適用にともなう評価損等調整額(M)			3,993	1,333	0	—
V 期首資金残高 (N)			92,335	57,489	57,489	126,973
VI 期末資金残高(O=L−M+N)			57,489	126,973	51,159	58,130

(注) 1.　期首・期末資金残高の内訳

(単位　百万円)

項目	第40期		第41期		第42期
	期首	期末	期末	中間期末	中間期末
1. 現金及び預金	76,110	42,987	101,495	44,151	45,152
2. 市場性のある一時所有の有価証券	3,225	4,495	301	501	301
3. リース債権譲渡型小口化債権	—	4,000	20,500	500	8,000
4. 特定金銭信託	10,000	6,007	4,677	6,007	4,677
5. 抵当証券	3,000	—	—	—	—
合計	92,335	57,489	126,973	51,159	58,130

1)　第41期の現金及び預金の内訳は、「2. 主な資産・負債および収支の内容」の(1)流動資産 1)現金及び預金に記載しております。

2)　第41期の市場性のある一時所有の有価証券の内訳は、「1. 財務諸表(4)附属明細表」の 1)有価証券明細表に記載しております。

3)　第41期のリース債権譲渡型小口化債権の内訳は、「2. 主な資産・負債および収支の内容」の(1)流動資産 4)リース債権譲渡型小口化債権に記載しております。

4)　第41期の特定金銭信託の内訳は、「2. 主な資産・負債および収支の内容」の(1)流動資産 5)特定金銭信託に記載しております。

5)　第40期の抵当証券の内訳は、住銀ファイナンス㈱に対するものであります。

2.　低価法適用にともなう評価損等調整額は、外貨預金換算差額および特定金銭信託評価損であります。

3.　消費税課税対象取引については、消費税等を含めて記載しております。

4.　事業税については、第40期および第41期中間期は「営業支出」の「その他」に含めて表示しておりましたが、第41期883百万円を「決算支出等」の「法人税等」に含めて表示しております。

4. その他

(1) 決算日後の状況

第5　経理の状況の（重要な後発事象）（44ページ）に記載しております。

(2) 訴訟

該当事項はありません。

(3) その他

該当事項はありません。

第6　企業集団等の状況

1.　企業集団等の概況

当企業集団は、当社ならびに子会社55社および関連会社21社から構成されており、業務用アミューズメント機器の開発・製造・販売、コンシューマ機器の開発・製造・販売、アミューズメント施設運営の3つの事業を基盤とした、総合的アミューズメント事業を国内のみならず、広く世界マーケットで展開しております。

当企業集団が営んでいる主な事業内容、各関係会社等の当該事業に係る位置づけおよび事業の種類別セグメントとの関連は次のとおりであります。

○業務用機器販売事業

日本におきましては、㈱セガ･エンタープライゼスの直接子会社である、㈱エスジーエスが風営法7号関連商品の製造販売を関連会社である㈱セガ･ミュージック･ネットワークスがカラオケ関連商品の製造販売を、それぞれ行っております。欧州地域においては業務用アミューズメント機器製造･販売を行っているセガ　アミューズメンツ　ヨーロッパ　リミテッドをはじめとし、その欧州各子会社、デイス　レジャー　プラハ　Spol S.R.O.、デイス　レジャー　ハンガリー　Keleskedelmi KFT、デイス　レジャー　ワルシャワ　Sp.z.o.o.、デイス　レジャー　ブルガリア　リミテッドが西欧諸国だけでなく東欧諸国においても広く販売事業を展開しております。フランスにおきましてはプルミエ　ロワジール　フランス S.A.、ドイツにおきましてもプルミエ　ロワジール　ジャーマニー　G.m.b.H.が販売事業を展開しております。オーストラリアにおきまして㈱セガ・エンタープライゼスの直接子会社であるセガ　ディストリビューション　オーストラリア　ピーティーワイ，リミテッド、韓国におきまして関連会社である現代　セガ　エンターテイメント　カンパニー　リミテッドがそれぞれ販売事業を展開しております。また、ゲーミング機器販売事業につきましては、SGE　ホールディングス　リミテッド(旧　セガ　ゲーミング　ヨーロッパ　リミテッド)およびその直接子会社であるJPM　インターナショナル　リミテッド他6社がゲーミング機器の販売を展開しております。北米におきましてはセガ　ゲームワークス　L. L. C.が販売事業を行っており、ピンボール機器の製造・販売につきましては、セガ　ピンボール，インク．が行っております。

○コンシューマ機器販売事業

日本におきましては、㈱セガ･エンタープライゼスの関連会社である㈱セガ･ミューズがコンシューマ機器の販売子会社として拡販に努めております。欧州地域におきましては、セガ　ヨーロッパ　リミテッドが欧州各国の販売子会社であるセガ　フランス S.A.、セガ　ゲゼルシャフト　ファービデオスピール　m. b.H.、セガ　コンシューマ　プロダクツ　S.A.およびその子会社であるニュー　ソフトウェア　センター　カンパニー　S.L.を取りまとめており、自らも英国においてコンシューマ機器の販売を行っております。北米地域におきましては、米国のセガ　オブ　アメリカ，インク．が販売を展開しております。

コンシューマソフト開発につきましては、米国ではセガ　エンタープライゼス，インク.(U.S.A.)の子会社でありコンシューマ機器販売会社でもあるセガ　オブ　アメリカ，インク.がコンシューマ機器ソフトの開発を行っております。また、欧州におきましては、コンシューマ機器販売会社でもあるセガ　ヨーロッパ　リミテッドおよびノー　クリシェ S.A.がコンシューマ機器ソフトの開発を行っております。

○アミューズメント施設運営事業

米国におきましてはセガ　エンタープライゼス　インク.(U.S.A.)およびセガ　ゲームワークス　L.L.C.がアミューズメント施設運営を展開しております。英国におきましてはセガ　オペーションズ　UK　リミテッドおよびその子会社であるセガ　ATP　ヨーロッパ　リミテッドがアミューズメント施設運営を展開しております。また、セガ　アミューズメンツ　ヨーロッパ　リミテッドの子会社であるセガ　オペレーションズ　フランス　Eurlがフランスで、セガ　コンシューマ　プロダクツ　S.A.の子会社であるセガ　アミューズメンツ　スペイン S.L.がスペインにおいて、それぞれアミューズメント施設運営を展開しております。韓国におきましては㈱セガ・エンタープライゼスの関連会社であるロッテ　セガ　カンパニー　リミテッドがアミューズメント施設運営を行っております。

持分法非適用の会社につきましては、主なものとして台湾においてアミューズメント施設の運営を行っているセガ　アミューズメンツ　タイワン　リミテッド、中国においてアミューズメント施設の運営を行っているセガ　ファーハン　カルチャー　エンターテインメント　カンパニー　リミテッド、日本でコンシューマ機器分野におけるゲームソフトの開発を行っている㈱ネクステックおよびシムス㈱といった子会社と、教育機器および教材の販売を営んでいる関連会社のリンガフォン・ジャパン㈱等があります。

なお、当企業集団の事業運営における親会社（当社）および関係会社の関係を図示すると以下のとおりであります。

《コンシューマ機器開発・製造・販売》

【国内】

●㈱エイティーワン・エンタテインメント
●㈱セガトイズ ※1
○㈱セガ・ミューズ ※1
非連結子会社
シムス㈱他4社
持分法非適用関連会社
リンガフォン・ジャパン㈱ 他4社

【海外】

●セガ ヨーロッパ リミテッド（英国）※1 ※2
●セガ ヨーロッパ オーバーシーズ リミテッド（英国）
●セガ フランス S.A.（フランス）
●ノー クリシェ S.A.（フランス）※2
●ニュー ソフトウェア センター カンパニー S.L.（スペイン）
○セル ディストリビューション，m.b.H.（ドイツ）
非連結子会社 9社
●セガ シンガポール ピーティーイー，リミテッド（シンガポール）
●セガ オブ アメリカ，インク.（米国） ※1 ※2
●クロス プロダクツ リミテッド（英国） ※2 ※3
●セガ コンシューマ プロダクツ S.A.（スペイン）
●セガ ゲゼルシャフト ファービデオスピール m.b.H.（ドイツ）
○セガ ソフト ネットワークス，インク.（米国）

↑ 販売

当社

コンシューマ機器開発・製造・販売
業務用アミューズメント機器開発・製造・販売
アミューズメント施設運営

↓ 販売（業務用アミューズメント機器開発・製造・販売へ） ↓ 販売（アミューズメント施設運営へ）

【国内】

●㈱エスジーエス
○㈱セガ・ミュージック・ネットワークス
持分法非適用関連会社 2社

【海外】

●セガ エンタープライゼス，インク.（U.S.A.）（米国） ※1 ※3
●セガ ピンボール，インク.（米国）
●セガ アミューズメンツ ヨーロッパ リミテッド（英国） ※1 ※3
●デイス リミテッド（英国）
●デイス レジャー プラハ Spol S.R.O.（チェコ）
●デイス レジャー ハンガリー Keleskedelmi KFT（ハンガリー）
●デイス レジャー ワルシャワ Sp.z.o.o.（ポーランド）
●デイス レジャー ブルガリア リミテッド（ブルガリア）
●プルミエ ロワジール フランス S.A.（フランス） ※1
●プルミエ ロワジール ジャーマニー G.m.b.H.（ドイツ）
●ダブル ディ ケイ Eurl（フランス）
●SGE ホールディングス リミテッド（旧セガ ゲーミング ヨーロッパ リミテッド）（英国）
●JPM インターナショナル リミテッド（英国） ※3
●エース コイン イクイップメント リミテッド（英国）
●クリスタル レジャー リミテッド（英国）
●JPM インターラクティブ リミテッド（英国）
●エス シー アイ ダウニー（フランス）
●セガ ディストリビューション オーストラリア ピーティーワイ，リミテッド（オーストラリア）
○SGW ホールディング，インク.（米国）
○ビレッジ エンターテイメント エキップメント セールス アンド サービス ピーティーワイ，リミテッド（オーストラリア）
○現代 セガ エンターテイメント カンパニー リミテッド（韓国）
持分法非適用関連会社 1社

《業務用アミューズメント機器開発・製造・販売》

→ 販売

【国内】

●㈱セガ・フードワークス
非連結子会社 1社
持分法非適用関連会社 1社

【海外】

●セガ エンタープライゼス（オーストラリア）ピーティーワイ，リミテッド（オーストラリア） ※1
●セガ ATP ヨーロッパ リミテッド（英国） ※1
●セガ オペレーションズ UK リミテッド（英国） ※1
●セガ アミューズメンツ フランス S.A.（フランス）
●セガ オペレーションズ フランス Eurl（フランス） ※1
●セガ アミューズメンツ スペイン S.L.（スペイン）
○セガ ゲームワークス L.L.C.（米国）
○ロッテ セガ カンパニー リミテッド（韓国）
非連結子会社 2社
持分法非適用関連会社 3社

《アミューズメント施設運営》

（注）1. ※1は当社の直販先であります。
※2の会社に対して当社は製品の開発を委託しております。
※3の会社に対して当社は製品の外注生産を委託また製品の購入をしております。
2. ●は連結子会社、○は持分法適用会社であります。

2. 企業集団の状況

(1) 企業集団の業績

前連結会計年度(平成9年4月1日～平成10年3月31日)

業務用機器販売事業の国内におきましては、市場活性化の有力商品がなく、且つ経済不況と重なり市場は伸びのない成熟期の中にありました。こうした中、CG(コンピュータグラフィックス)システムボード“MODEL3”を使用した「バーチャストライカー2」やシューティングゲーム「ロストワールド」がヒットしたほか、新しいコンセプトのフィッシングゲーム「ゲットバス」等で新しい客層への展開を行いました。また、通信カラオケは市場環境から厳しい展開となりました。一方、風営法7号関連商品は売上げに寄与しました。北アメリカおよびヨーロッパにおきましては、スポーツゲーム「バーチャストライカー2」、シューティングゲーム「ザ　ハウス　オブ　ザ　デッド」、ドライビングゲーム「ハーレーダビットソン」、新しいコンセプトの体感ゲーム「トップスター」等の差別化商品を揃え、販売促進に努めました。その他の地域におきましては、当連結会計年度より韓国およびオーストラリアに合弁会社および子会社を設立し販売促進をはかりました。結果として、売上高は123,949百万円(前連結会社年度比1.2%増)、営業利益は11,161百万円(同51.9%減)となりました。

コンシューマ機器販売事業の国内におきましては、32ビット機「セガサターン」における競合機種との激しい競争の中、ソフトウェアに重点をおいた利益重視の販売戦略を展開いたしました。北アメリカおよびヨーロッパにおきましては、32ビット機の引き続く価格競争から低迷を余儀なくされました。こうした中、次世代機のステージを見据えて在庫処分等不良資産の一掃を行いました。その結果、売上高は114,457百万円(前連結会計年度比49.3%減)、営業損失は22,911百万円(同16.7%減)となりました。

アミューズメント施設運営事業の国内におきましては、個人消費の低迷、「メイキング倶楽部シリーズ」のブームのピークアウト等、環境的には厳しい状況でありました。6館目のATP(アミューズメントテーマパーク)「京都ジョイポリス」を入場料を取らない初めてのケースとしてオープンした他、新しい形態の店舗として「フェスティバルゲート(大阪)」や「クラブセガ横浜」を出店いたしました。また、隣接分野である物販・飲食、カラオケを含めた事業展開を行いました。ヨーロッパおよびその他の地域におきましては、英国、オーストラリアにおいて展開しておりますATP事業が、先行投資の償却負担が重かった事等もあり、収益に貢献できる状況にはいたりませんでした。韓国におきましては、合弁会社を設立し事業を開始いたしました。売上高は94,520百万円(前連結会計年度比5.5%増)、営業利益は8,961百万円(同46.4%減)となりました。

これらの結果、当連結会計年度における売上高は331,605百万円(前年比23.4%減)、経常損失7,023百万円(前年は経常利益12,884百万円)となりました。また、米国および英国における一部の連結子会社に対する連結調整勘定を一括償却したこともあり、当期純損失は35,635百万円(前年は当期純利益2,032百万円)となりました。

当連結会計年度(平成10年4月1日～平成11年3月31日)

業務用機器販売事業の国内におきましては、CG(コンピュータグラフィックス)システムボード「MODEL3」を使用した差別化製品を販売する一方、下期からは新汎用基板「NAOMI」の投入により、新製品を発売し、低迷している市場の活性化に注力いたしました。しかし音楽系ゲームの影響や景気低迷に連動したアミューズメント市場の冷え込み、特に年明け後の急激かつ深刻な消費不振によってオペレータの購売意欲が低下したため厳しい展開となり減収となりました。海外におきましては、顧客ニーズにあった製品を販売するとともに、「NAOMI」基板製品の発売により、新しい客層の開拓に注力いたしましたが、アジア経済不況と欧米アミューズメント市場の伸び悩みから減収となりました。これらの結果売上高は89,389百万円(前連結会計年度比27.9%減)、営業利益は7,523百万円(同32.6%減)となりました。

コンシューマ機器販売事業の国内におきましては、「ドリームキャスト」の国内販売を世界に先駆け開始いたしました。モデム内蔵で通信機能を有するハードとともに、有力ソフトを順次揃え販売に努めましたが、新ハード立ち上げにともなうハード・ソフトの全体的な開発・生産工程の遅れ等が直接販売に影響したことにより厳しいスタートとなりました。一方、ネットワークにつきましては、「ドリームキャスト」購入者の30%以上がアクセスするなどネットワーク端末としての需要が大きく広がりました。海外におきましては、「ドリームキャスト」の平成11年9月発売にむけ準備をすすめました。これらの結果売上高は84,694百万円(前連結会計年度比26.0%減)、営業損失は10,479百万円(前連結会計年度22,911百万円の損失)となりました。

アミューズメント運営事業におきましては、国内におきましては、ATP（アミューズメントテーマパーク）で2店舗オープンするとともに、運営効率のよい中型店舗「クラブセガ」、「セガアリーナ」を8店舗出店し集客に努めました。海外におきましては、一部の地域を除き、不振に終わりました。これらの結果、売上高は93,128百万円（前連結会計年度比1.5%減）、営業利益5,205百万円（同41.9%減）となりました。なお、海外において不採算のセガ　エンタープライゼス（オーストラリア）ピーティーワイ，リミテッドの整理を含むリストラを実施いたしました。

当連結会計年度におけるわが国経済は、雇用・所得の悪化による個人消費の低迷と需要不足にともなう設備投資の抑制、金融システム不安および引き続くアジア経済の不振等から厳しい景気後退が深刻化、長期化いたしました。

当業界におきましても、若年層の感性に合った新しい商品はヒットいたしましたが、景気の悪化からくる個人消費の低迷で市場が冷え込み、全体としては依然盛りあがりのない中で推移いたしました。このような環境のもと、当社はアミューズメント事業におきましては、低コスト、高性能の新汎用基板「NAOMI」の投入、コンシューマ事業におきましては、128ビット家庭用TVゲーム機「ドリームキャスト」の国内販売を開始いたしましたが、アミューズメント事業では景気低迷による消費不振、オペレータの購売意欲の低下から、またコンシューマ市場では新ハード立ち上げにともなうソフト・ハードの開発・生産工程の遅れ等からいずれも減収となりました。一方、企業体質の健全化により今後の収益力回復を図るため、不採算のアミューズメント海外オペレーションの整理、国内におけるメイキング倶楽部関連滞留在庫の整理、「セガサターン」部材在庫の整理とソフト開発費の償却等を行いました。

これらの結果、連結売上高266,194百万円（前連結会計年度比19.7%減）、連結経常損失7,279百万円（前連結会計年度7,023百万円の損失）、連結当期純損失42,880百万円（前連結会計年度35,635百万円の損失）となりました。

(2) 研究開発活動

研究開発の状況

当企業集団における研究開発活動は主として当社にて行っております。当社の研究開発活動は「第2　事業の概況　3.　研究開発活動」（20ページ）に記載しております。

(3) 連結財務諸表

連結財務諸表について

1. 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号、以下「連結財務諸表規則」という。）に基づいて作成しております。

   なお、前連結会計年度（自 平成9年4月1日　至 平成10年3月31日）は改正前の連結財務諸表規則に基づき、当連結会計年度（自 平成10年4月1日　至 平成11年3月31日）は改正後の連結財務諸表規則に基づいて作成しております。

   また、金額は、百万円単位で表示しております。

2. 当社は、証券取引法第193条の2の規定に基づき、前連結会計年度（自 平成9年4月1日　至 平成10年3月31日）および当連結会計年度（自 平成10年4月1日　至 平成11年3月31日）の連結財務諸表について、中央監査法人の監査を受け、それぞれ別紙のとおり監査報告書を受領し、「第7　株式事務の概要」の直前に添付しております。

a　連結貸借対照表

（単位　百万円）

科目＼年度	前連結会計年度（平成10年3月31日現在）			科目＼年度	当連結会計年度（平成11年3月31日現在）		
	金額		構成比		金額		構成比
			%				%
（資産の部）				（資産の部）			
I 流動資産				I 流動資産			
1. 現金及び預金		50,942		1. 現金及び預金		107,727	
2. 受取手形及び売掛金※1		49,442		2. 受取手形及び売掛金		37,446	
3. 有価証券		4,495		3. 有価証券		301	
4. リース債権譲渡型小口化債権		4,000		4. リース債権譲渡型小口化債権		20,500	
5. たな卸資産		44,682		5. たな卸資産		61,580	
6. 前払費用		12,182		6. 前払費用		15,520	
7. 繰延税金		8,674					
8. その他※1		25,085		7. その他		14,487	
貸倒引当金		△ 1,918		貸倒引当金		△ 1,689	
流動資産合計		197,587	53.6	流動資産合計		255,874	60.1
II 固定資産				II 固定資産			
(1) 有形固定資産				(1) 有形固定資産			
1. アミューズメント施設機器	76,352			1. アミューズメント施設機器	74,095		
減価償却累計額	△ 50,167	26,185		減価償却累計額	△ 53,757	20,338	
2. 建物及び構築物	54,401			2. 建物及び構築物	53,181		
減価償却累計額	△ 20,346	34,054		減価償却累計額	△ 23,759	29,421	
3. 土地		22,632		3. 土地		22,649	
4. その他	29,160			4. その他	31,105		
減価償却累計額	△ 22,269	6,891		減価償却累計額	△ 23,554	7,551	
有形固定資産合計		89,763	24.3	有形固定資産合計		79,940	18.8
(2) 無形固定資産		1,865	0.5	(2) 無形固定資産		9,498	2.2
(3) 投資その他の資産				(3) 投資その他の資産			
1. 投資有価証券※1		23,799		1. 投資有価証券※1		27,714	
				2. 長期貸付金※2		5,773	
2. 敷金保証金		22,617		3. 敷金保証金		24,621	
3. 長期前払費用		7,009					
4. 繰延税金		2,941					
5. その他※1※2		16,118		4. その他※1		14,641	
貸倒引当金		△ 2,387		貸倒引当金		△ 2,459	
投資その他の資産合計		70,100	19.0	投資その他の資産合計		70,292	16.5
固定資産合計		161,729	43.8	固定資産合計		159,731	37.5
III 繰延資産				III 繰延資産			
1. 社債発行差金		686					
				1. 社債発行費		1,446	
繰延資産合計		686	0.2	繰延資産合計		1,446	0.4
IV 連結調整勘定		1,427	0.4				
V 為替換算調整勘定		7,532	2.0	IV 為替換算調整勘定		8,560	2.0
資産合計		368,962	100.0	資産合計		425,613	100.0

（単位　百万円）

年度 科目	前連結会計年度 (平成10年3月31日現在) 金額	構成比	年度 科目	当連結会計年度 (平成11年3月31日現在) 金額	構成比
		%			%
（負債の部）			（負債の部）		
Ⅰ 流動負債			Ⅰ 流動負債		
1. 支払手形及び買掛金	54,566		1. 支払手形及び買掛金	52,957	
2. 短期借入金	12,655		2. 短期借入金	17,153	
3. 1年内償還予定転換社債	19,897		3. 1年内償還予定転換社債	29,371	
4. 未払法人税等	3,669		4. 未払法人税等	734	
5. 未払事業税等	1,113				
6. 未払費用	14,792		5. 未払費用	14,316	
7. その他	11,490		6. その他	10,085	
流動負債合計	118,184	32.0	流動負債合計	124,618	29.3
Ⅱ 固定負債			Ⅱ 固定負債		
			1. 社債	25,000	
1. 転換社債	123,710		2. 転換社債	162,543	
2. 長期借入金	800		3. 長期借入金	27,125	
3. 退職給与引当金	597		4. 退職給与引当金	597	
4. 役員退職慰労金引当金	275		5. 役員退職慰労金引当金	124	
5. その他	3,067		6. その他	4,815	
固定負債合計	128,450	34.8	固定負債合計	220,206	51.8
Ⅲ 少数株主持分	282	0.1			
負債合計	246,916	66.9	負債合計	344,825	81.1
			（少数株主持分）		
			少数株主持分	148	0.0
（資本の部）			（資本の部）		
Ⅰ 資本金	39,153	10.6	Ⅰ 資本金	42,109	9.9
Ⅱ 資本準備金	38,699	10.5	Ⅱ 資本準備金	41,652	9.8
Ⅲ 利益準備金	2,377	0.6			
Ⅳ その他の剰余金	41,684	11.3	Ⅲ 欠損金	3,096	△0.8
Ⅴ 売却可能有価証券未実現評価差額	133	0.0	Ⅳ 売却可能有価証券未実現評価差額	△ 23	△0.0
	122,049	33.1		3,073	18.9
Ⅵ 自己株式	△ 3	△0.0	Ⅴ 自己株式	△ 1	△0.0
資本合計	122,045	33.1	資本合計	80,640	18.9
負債・資本合計	368,962	100.0	負債、少数株主持分及び資本合計	425,613	100.0

b　連結損益計算書

（単位　百万円）

年度 / 科目	前連結会計年度 (自 平成9年4月1日 至 平成10年3月31日)			年度 / 科目	当連結会計年度 (自 平成10年4月1日 至 平成11年3月31日)		
	金額		百分比		金額		百分比
I 売上高			%	I 売上高		266,194	% 100.0
1. 製品・商品売上高	234,186						
2. アミューズメント施設収入	94,520						
3. ロイヤリティ収入	2,898	331,605	100.0				
II 売上原価				II 売上原価 ※1		201,819	75.8
1. 製品・商品売上原価※1	203,158						
2. アミューズメント施設収入原価	67,552	270,710	81.6				
売上総利益		60,894	18.4	売上総利益		64,374	24.2
III 販売費及び一般管理費				III 販売費及び一般管理費			
1. 荷造発送費	5,462			1. 荷造発送費	4,744		
2. 広告費	12,252			2. 広告費	14,809		
3. 貸倒引当金繰入額	2,542						
4. 従業員給料手当および賞与	13,787			3. 従業員給料手当および賞与	14,532		
5. 事業税等	1,822						
6. 事業税等期間配分調整額(減算△)	△ 1,036						
7. 減価償却費	1,463			4. 減価償却費	3,211		
8. 研究開発費	6,257			5. 研究開発費	5,484		
9. その他	21,120	63,671	19.2	6. その他	19,504	62,286	23.4
				営業利益		2,087	0.8
営業損失		2,776	0.8				
IV 営業外収益				IV 営業外収益			
1. 受取利息	1,664			1. 受取利息	1,169		
2. 有価証券利息	68						
3. 受取配当金	162						
4. 特定金銭信託収益金	6						
5. 為替差益	1,087						
6. その他	3,761	6,751	2.0	2. その他	2,548	3,718	1.4
V 営業外費用				V 営業外費用			
1. 支払利息	3,199			1. 支払利息	2,175		
2. 社債利息	518						
3. 特定金銭信託評価損	3,992			2. 特定金銭信託評価損	1,329		
4. 社債発行費償却	262			3. 社債発行費償却	723		
5. 社債発行差金償却	686			4. 社債発行差金償却	686		
				5. 持分法投資損失	6,378		
6. その他	2,337	10,997	3.3	6. その他	1,792	13,085	4.9
経常損失		7,023	2.1	経常損失		7,279	2.7

（単位　百万円）

科目 ＼ 年度	前連結会計年度（自 平成9年4月1日 至 平成10年3月31日） 金額		百分比	科目 ＼ 年度	当連結会計年度（自 平成10年4月1日 至 平成11年3月31日） 金額		百分比
VI 特別利益			%	VI 特別利益			%
1. 投資有価証券売却益	510						
				1. 貸倒引当金戻入益	277		
		510	0.2	2. その他	390	668	0.2
VII 特別損失				VII 特別損失			
				1. たな卸資産等処分損※3	11,497		
1. 固定資産除却損	185			2. 固定資産除却損	436		
2. 投資有価証券評価損	6,340			3. 投資有価証券評価損	1,436		
3. 関係会社株式評価損	320			4. 関係会社株式評価損	550		
4. 関係会社事業譲渡損※2	2,779						
5. 関係会社整理損	637			5. 関係会社事業整理損※4	8,499		
6. 貸倒引当金繰入額	345			6. 貸倒引当金繰入額	1,644		
		10,609	3.2	7. その他	1,976	26,038	9.8
税金等調整前当期純損失		17,122	5.1	税金等調整前当期純損失		32,649	△12.3
法人税及び住民税	4,053			法人税、住民税及び事業税	230		
法人税等期間配分調整額（減算△）	△ 1,516	2,536	0.8	法人税等期間配分調整額（加算）	10,343	10,573	3.9
少数株主損益（加算）		339	0.1	少数株主損失		342	0.1
連結調整勘定当期償却額（減算）		11,819	3.6				
持分法投資損益（減算）		4,494	1.4				
当期純損失		35,635	10.8	当期純損失		42,880	△16.1

c　連結剰余金計算書

（単位　百万円）

科目 ＼ 年度	前連結会計年度（自 平成9年4月1日 至 平成10年3月31日） 金額		科目 ＼ 年度	当連結会計年度（自 平成10年4月1日 至 平成11年3月31日） 金額	
I その他の剰余金期首残高		76,669	I 連結剰余金期首残高		
			1. その他の剰余金期首残高	41,684	
			2. 利益準備金期首残高	2,377	44,062
II その他の剰余金増加高			II 連結剰余金増加高		
1. 連結子会社の増加に伴う剰余金増加高		21	1. 持分法適用会社の増加に伴う期首剰余金増加高		46
2. 税効果全面適用による期首剰余金増加高		4,982			
III その他の剰余金減少高			III 連結剰余金減少高		
1. 利益準備金繰入額	395				
2. 配当金	3,824		1. 配当金	3,924	
3. 役員賞与 （取締役分 監査役分）	133 （130 3）				
			2. 連結子会社の増加に伴う剰余金減少高	401	
		4,352	3. 持分法適用会社の減少に伴う剰余金減少高	0	4,325
IV 当期純損失		35,635	IV 当期純損失		42,880
V その他の剰余金期末残高		41,684	V 欠損金期末残高		3,096

連結財務諸表作成のための基本となる重要な事項

項　　目	前連結会計年度	当連結会計年度
1．連結の範囲	子会社55社のうち、セガ　オブ　アメリカ，インク.、セガ　エンタープライゼス，インク.（U.S.A.）、およびセガ　ヨーロッパ　リミテッドをはじめとする後記「2．企業集団の状況 (4)連結子会社の状況」に記載の39社を連結しております。 下記の3社は、当連結会計年度において新たに設立または取得された子会社であり、相対的重要性が高い等の理由により連結の範囲に含めております。 ・㈱セガ・フードワークス ・セガ　ディストリビューション　オーストラリア　ピーティーワイ，リミテッド ・ノー　クリシェ　S.A. また、㈱エスジーエスは、相対的重要性が増加した等の理由から、当連結会計年度より連結の範囲に含めております。 非連結子会社は㈱ソニックをはじめ16社ありますが総資産、売上高、当期純損益のうち持分に見合う額および剰余金のうち持分に見合う額のそれぞれの合計額が連結会社の総資産、売上高、当期純損益および剰余金に比して、いずれも重要性が乏しいため連結から除外しております。 なお、下記の2社につきましては、当連結会計年度において会社解散を決議し、清算結了したため当連結会計年度より連結の範囲から除外しております。 ・セガ　オブ　アメリカ　ファイナンシャル　コーポレーション ・ネゴシオ　デ　インターナショナル　テクノロジア　S. A. また㈱セガ・ユナイテッドにつきましては当連結会計期間中、㈱ムーミンと合併、消滅いたしましたので当連結会計年度より連結の範囲から除外しております。	子会社55社のうち、セガ　オブ　アメリカ，インク.、セガ　エンタープライゼス，インク.（U.S.A.）、およびセガ　ヨーロッパ　リミテッドをはじめとする後記「2．企業集団の状況 (4)連結子会社の状況」に記載の38社を連結しております。 ㈱エイティーワン・エンタテインメントは、当連結会計年度において新たに設立された子会社であり、相対的重要性が高い等の理由により連結の範囲に含めております。 また、㈱セガトイズは、相対的重要性が増加した等の理由から、当連結会計年度より連結の範囲に含めております。 非連結子会社はシムス㈱をはじめ17社ありますが総資産、売上高、当期純損益のうち持分に見合う額および剰余金のうち持分に見合う額のそれぞれの合計額が連結会社の総資産、売上高、当期純損益および剰余金に比して、いずれも重要性が乏しいため連結から除外しております。 なお、下記の2社につきましては、当連結会計年度において会社解散を決議し清算手続中であり、損益計算書のみ連結しており、当連結会計年度末に連結の範囲から除外しております。 ・セガ　エンターテイメント，インク. ・セガ　チャネル　マネジメント，インク. またセガ　デ　メヒコ　S.A.De.C.V.につきましては、休暇中であり、当連結会計年度より連結の範囲から除外しております。

項　　目	前連結会計年度	当連結会計年度
2．持分法の適用	関連会社のうちセガ　ゲーム　ワークス　L.L.C.、およびセル　ディストリビューション m.b.H.の2社に対する投資について持分法を適用しております。また、当連結会計年度より、㈱セガ・ミューズ、セガ　ソフト　ネットワークス，インク.、アトラス　ドリーム　エンターテイメント　カンパニー　リミテッド、現代　セガ　エンターテイメント　カンパニー　リミテッド、ロッテ　セガ　カンパニー　リミテッド、SGW　ホールディング，インク.およびビレッジ　エンターテイメント　エキップメント　セールス　アンド　サービス　ピーティーワイ，リミテッドの7社に対する投資について持分法を適用しております。その他の非連結子会社16社および関連会社12社につきましては、当期純損益のうち持分に見合う額および剰余金のうち持分に見合う額のそれぞれの合計額が連結会社の当期純損益および剰余金に比して、いずれも重要性が乏しいため持分法を適用しておりません。 なお、下記の2社につきましては、当連結会計年度におきまして会社解散を決議し清算結了したため当連結会計年度より持分法の適用をしておりません。 ・セガ　ソフト，インク. ・エクスプレス　プラス，L.L.C. なおインフライト　インターラクティブ　リミテッドにつきましては当連結会計期間中、株式を売却したため、持分法の適用をしておりません。	関連会社のうちセガ　ゲーム　ワークス　L.L.C.、セル　ディストリビューション　m.b.H.、㈱セガ・ミューズ、セガ　ソフト　ネットワークス，インク.、現代　セガ　エンターテイメント　カンパニー　リミテッド、ロッテ　セガ　カンパニー　リミテッド、SGW　ホールディング，インク.、ビレッジ　エンターテイメント　エキップメント　セールス　アンド　サービス　ピーティーワイ，リミテッドおよび㈱セガ・ミュージック・ネットワークスの9社に対する投資について持分法を適用しております。なお、㈱セガ・ミュージック・ネットワークスに対する投資については、相対的重要性が増加した等の理由から当連結会計年度より、持分法を適用しております。アトラス　ドリーム　エンターテイメント　カンパニー　リミテッドにつきましては、当社持分が20%から6%に減少したため当連結会計年度より持分法の適用範囲から除外しております。その他の非連結子会社17社および関連会社12社につきましては、当期純損益のうち持分に見合う額および剰余金のうち持分に見合う額のそれぞれの合計額が連結会社の当期純損益および欠損金に比して、いずれも重要性が乏しいため持分法を適用しておりません。 なお、㈱セガ・ミュージック・ネットワークスの債務超過額についてはその全額を、セガ　ソフト　ネットワークス，インク.の債務超過額については持分割合相当額を当該各社に対する貸付金から控除しております。
3．連結子会社の事業年度等	セガ　エンタープライゼス，インク.（U.S.A.）、セガ　オブ　アメリカ，インク.、セガ　デ　メヒコ，S.A. De C.V.、セガ　チャネル　マネジメント，インク.、セガ　エンターテイメント，インク.、クロス　プロダクツ　リミテッド、セガ　シンガポール　ピーティーイー，リミテッド、㈱エスジーエスおよび㈱セガ・フードワークスの9社の連結決算日は親会社と同一であります。セガ　エンタープライゼス（オーストラリア）ピーティーワイ，リミテッドおよびセガ　ディストリビューション　オーストラリア　ピーティーワイ，リミテッドの2社の連結決算日は12月31日であります。その他の28社の連結決算日は2月28日であります。 なお、連結決算日と連結子会社決算日との間に生じた重要な取引については、連結上必要な調整を行っております。	セガ　エンタープライゼス，インク.（U.S.A.）、セガ　オブ　アメリカ，インク.、クロス　プロダクツ　リミテッド、セガ　シンガポール　ピーティーイー，リミテッド、㈱エスジーエス、㈱セガ・フードワークス、㈱セガトイズおよび㈱エイティーワン・エンタテインメントの8社の連結決算日は親会社と同一であります。セガ　エンタープライゼス（オーストラリア）ピーティーワイ，リミテッドおよびセガ　ディストリビューション　オーストラリア　ピーティーワイ，リミテッドの2社の連結決算日は12月31日であります。その他の28社の連結決算日は2月28日であります。 なお、連結決算日と連結子会社決算日との間に生じた重要な取引については、連結上必要な調整を行っております。

項　　目	前連結会計年度	当連結会計年度
4．会計処理基準	(1) 資産の評価基準および評価方法 ① 有価証券 ㋑ 取引所の相場のある有価証券 移動平均法による低価法 ㋺ その他の有価証券 移動平均法による原価法 なお、特定金銭信託に含まれる有価証券についても上記の評価基準および評価方法によっております。また、米国連結子会社においては、米国財務会計基準審議会（FASB）基準書第115号（売却可能有価証券は、時価で評価し、簿価との差額を損益計算書項目または資本の部の増減項目として計上する方法）によっております。 ② たな卸資産 親会社および国内連結子会社 移動平均法による原価法 在外連結子会社 主に先入先出法による低価法 (2) 固定資産の減価償却の方法 ① 有形固定資産 親会社および国内連結子会社　定率法 在外連結子会社　定額法 ② 無形固定資産　定額法 ③ 長期前払費用　均等償却 (3) 繰延資産の処理方法 ① 社債発行費 支出時より3年間で毎期均等償却しております。 ② 社債発行差金 割引転換社債の社債発行差金については、償還期限までの期間に対応して償却しております。	(1) 資産の評価基準および評価方法 ① 有価証券 ㋑ 取引所の相場のある有価証券 移動平均法による低価法(洗替え方式) なお、低価法の適用にあたっては、従来、切放し方式によっておりましたが、平成10年度の税制改正にともない、当連結会計年度から洗替え方式に変更しております。この変更による影響はありません。 ㋺ その他の有価証券 同　左 ② たな卸資産 同　左 (2) 固定資産の減価償却の方法 ① 有形固定資産 親会社および国内連結会社　定率法 ただし、平成10年4月1日以降取得した建物（建物附属設備は除く）については定額法によっております。この変更による影響額は軽微であります。 定期借地権契約による借地上の建物・構築物については、耐用年数を定期借地権の残存期間、残存価額を零とした定額法によっております。 なお、建物（建物附属設備は除く）については、平成10年度の税制改正にともない、耐用年数を短縮しております。この変更により、前連結会計年度と同一の基準によった場合に比べ、減価償却費は101百万円増加し、売上総利益は27百万円、営業利益は95百万円減少し、経常損失および税金等調整前当期純損失は95百万円それぞれ増加しております。なお、セグメント情報に与える影響は、（セグメント情報）に記載しております。 在外連結子会社　定額法 ② 無形固定資産　同　左 ③ 長期前払費用　同　左 (3) 繰延資産の処理方法 ① 社債発行費 同　左 ② 社債発行差金 同　左

項目	前連結会計年度	当連結会計年度
	(4) 引当金の計上基準 ① 貸倒引当金 親会社および国内連結子会社は、債権の貸倒れによる損失に備えるため、法人税法の規定による限度額（法定繰入率）のほか、特定の債権について所要額を計上しております。在外連結子会社は特定の債権について所要額を計上しております。	(4) 引当金の計上基準 ① 貸倒引当金 親会社および国内連結子会社は、債権の貸倒れによる損失に備えるため、法人税法の規定による実績繰入率による繰入限度額のほか、特定の債権について所要額を計上しております。在外連結子会社は特定の債権について所要額を計上しております。 親会社および国内連結子会社は、平成10年度の税制改正にともない、当連結会計年度から法人税法の規定による法定繰入率にかえて同法に規定する実績繰入率による繰入限度額を計上する方法に変更しております。 この変更により、従来の方法によった場合に比べ、税金等調整前当期純損失は、156百万円減少しております。
	② 役員退職慰労金引当金 親会社は、役員への退職慰労金支給に備えるため、内規による必要額を計上しております。	② 役員退職慰労金引当金 同　　左
	(5) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、親会社および国内連結子会社は通常の賃貸借取引に係る方法に準じた会計処理によっております。在外連結子会社はファイナンス・リース取引について通常の売買取引に係る方法に準じた会計処理によっております。	(5) 重要なリース取引の処理方法 同　　左
	(6) 消費税等の会計処理 税抜方式によっております。	(6) 消費税等の会計処理 同　　左
5．投資勘定と資本勘定の相殺消去	親会社の投資勘定と連結子会社の資本勘定の相殺消去は、段階法によっており、相殺消去差額は連結調整勘定として5年で償却しております。セガ　ゲーミング　ヨーロッパ　リミテッドによるJPM　インターナショナル　リミテッド他6社の株式取得にともない生じた相殺消去差額およびセガ　ヨーロッパ　リミテッドによるセガ　ゲーミング　ヨーロッパ　リミテッドの株式取得にともない生じた相殺消去差額は連結調整勘定として15年で償却しております。セガ　オブ　アメリカ，インク．によるクロス　プロダクツ　リミテッドの株式取得にともない生じた相殺消去差額は連結調整勘定として4年で償却しております。なお、セガ　エンタープライゼス，インク．(U.S.A.) によるセガ　ピンボール，インク．の株式取得にともない生じた相殺消去差額、セガ　アミューズメンツ　ヨーロッパ　リミテッドによるプルミエ　ロワジール　フランス S.A.の株式取得にともない生じた相殺消去差額、親会社のマスタートロニック　グループ　リミテッドの株式取得にともない生じた相殺消去差額およびセガ　オブ　アメリカ，インク．によるセガ　エンターテイメント，インク．の株式取得にともない生じた相殺消去差額につきましては、各社の財政状態を勘案し、当連結会計年度において一括償却しております。	親会社の投資勘定と連結子会社の資本勘定の相殺消去は、段階法によっており、相殺消去差額は連結調整勘定として5年で償却しております。セガ　ゲーミング　ヨーロッパ　リミテッドによるJPM　インターナショナル　リミテッド他6社の株式取得にともない生じた相殺消去差額およびセガ　ヨーロッパ　リミテッドによるSGE　ホールディングス　リミテッド（旧　セガ　ゲーミング　ヨーロッパ　リミテッド）の株式取得にともない生じた相殺消去差額は連結調整勘定として15年で償却しております。

項　　目	前連結会計年度	当連結会計年度
6．未実現損益の消去	連結会社相互間の取引によって取得したたな卸資産および固定資産に含まれる未実現損益は全額消去しております。	同　　　左
7．在外連結子会社等の財務諸表項目の換算	在外連結子会社の財務諸表項目の円貨への換算、持分法適用の在外非連結子会社および在外関連会社の財務諸表項目の円貨への換算は、「外貨建取引等会計処理基準」（昭和54年6月26日最終改正平成7年5月26日企業会計審議会報告）による方法によっております。	同　　　左
8．利益処分項目等の取扱い	連結剰余金計算書は、連結会社の利益処分について、連結会計年度中に確定した利益処分に基づいて作成しております。	同　　　左
9．法人税等の期間配分の処理	当連結財務諸表の作成にあたっては、連結会社の一時差異に係る法人税等（事業税を含む）について資産負債法により期間配分の処理を行っております。なお、従来は、未実現利益の消去等連結上の調整項目について、法人税等の期間配分の処理を行っておりましたが、連結財務諸表提出会社の一時差異の金額の重要性が増したため、連結上の損益と法人税等を合理的に対応させ、期間損益をより適切に算定するため、当連結会計年度より上記の処理を行うことといたしました。この変更により、従来の方法と比べ、経常損失は911百万円、当期純損失は4,192百万円、それぞれ減少し、その他の剰余金期末残高は9,175百万円増加しております。なお、セグメント情報に与える影響は、セグメント情報の「(イ)事業の種類別セグメント情報」の「(注)4.法人税等の期間配分の処理の変更」および「(ロ) 所在地別セグメント情報」の「(注)3.法人税等の期間配分の処理の変更」に記載しております。	当連結財務諸表の作成にあたっては、連結会社の一時差異に係る法人税等（事業税を含む）について資産負債法により期間配分の処理を行っております。
10．調整年金制度	親会社は退職金制度の100％について調整年金制度を採用しております。	同　　　左

(表示方法の変更)

前連結会計年度 (自 平成9年4月1日 至 平成10年3月31日)	当連結会計年度 (自 平成10年4月1日 至 平成11年3月31日)
――――――	(連結貸借対照表) 1. 前連結会計年度の投資その他の資産の「その他」に含めて表示しておりました「長期貸付金」は、当連結会計年度において、区分掲記することに変更しました。なお、前連結会計年度の「長期貸付金」の金額は6,366百万円であります。 2. 前連結会計年度において独立掲記しておりました「長期前払費用」(当連結会計年度8,141百万円)は、資産の総額の100分の5以下であるため、当連結会計年度においては投資その他の資産の「その他」に含めて表示しております。 3. 前連結会計年度において独立掲記しておりました投資その他の資産の「繰延税金」(当連結会計年度938百万円)は、資産の総額の100分の5以下であるため、投資その他の資産の「その他」に含めて表示しております。 4. 未払事業税および未払事業所税は、従来、「未払事業税等」として表示しておりましたが、当連結会計年度から未払事業税(当連結会計年度9百万円)については「未払法人税等」に含め、未払事業所税(当連結会計年度175百万円)については流動負債の「その他」に含めて表示しております。 5. 前連結会計年度において独立掲記しておりました「利益準備金」(当連結会計年度2,770百万円)は、連結財務諸表規則の改正により当連結会計年度においては「欠損金」に含めて表示しております。 (連結損益計算書) 1. 売上高は、前連結会計年度まで売上高を示す名称を付した科目で区分掲記しておりましたが、連結財務諸表規則の改正により当連結会計年度においては、「売上高」と一括掲記しております。 2. 売上原価は、前連結会計年度まで売上原価を示す名称を付した科目で区分掲記しておりましたが、連結財務諸表規則の改正により当連結会計年度においては、「売上原価」と一括掲記しております。 3. 前連結会計年度において独立掲記しておりました「受取利息」(当連結会計年度1,118百万円)および「有価証券利息」(当連結会計年度51百万円)は、連結財務諸表規則の改正により当連結会計年度においては「受取利息」に表示科目を統合しております。 4. 前連結会計年度において独立掲記しておりました「受取配当金」(当連結会計年度143百万円)は営業外収益の100分の10以下であるため、当連結会計年度においては、営業外収益「その他」に含めて表示しております。 5. 前連結会計年度において独立掲記しておりました「支払利息」(当連結会計年度1,502百万円)および「社債利息」(当連結会計年度672百万円)は、連結財務諸表規則の改正により当連結会計年度においては「支払利息」に表示科目を統合しております。 6. 前連結会計年度において税金等調整前当期純損失からの加減項目として独立掲記していました「少数株主持分損益」(当連結会計年度342百万円)は、連結財務諸表規則の改正により当連結会計年度においては「少数株主損失」として表示しております。

前連結会計年度 (自　平成9年4月1日 至　平成10年3月31日)	当連結会計年度 (自　平成10年4月1日 至　平成11年3月31日)
	(連結剰余金計算書) 前連結会計年度においては、「その他の剰余金」の期首および期末残高ならびに期中増減高を記載しておりましたが、連結財務諸表規則の改正により当連結会計年度においては「連結剰余金」の期首および「欠損金」の期末残高ならびに期中増減高を記載しております。

(追　加　情　報)

前連結会計年度 (自　平成9年4月1日 至　平成10年3月31日)	当連結会計年度 (自　平成10年4月1日 至　平成11年3月31日)
――――――――	(連結貸借対照表) 1．前連結会計年度において繰延資産区分の次に独立掲記しておりました「連結調整勘定」(当連結会計年度1,786百万円)は、連結財務諸表規則の改正により当連結会計年度においては無形固定資産に含めて表示しております。 2．前連結会計年度において負債の部の末尾に独立掲記しておりました「少数株主持分」(当連結会計年度148百万円)は、連結財務諸表規則の改正により当連結会計年度においては負債の部と資本の部の中間に独立掲記しております。 (連結損益計算書) 1．前連結会計年度において販売費及び一般管理費の「事業税等」に含めておりました「事業税」(当連結会計年度38百万円)および「法人税及び住民税」(当連結会計年度192百万円)は、連結財務諸表規則の改正により当連結会計年度においては「法人税、住民税及び事業税」として表示しております。 2．前連結会計年度において販売費及び一般管理費に含めておりました「事業税等期間配分調整額」(当連結会計年度(2,325百万円)は、連結財務諸表規則の改正により当連結会計年度においては「法人税等期間配分調整額」に含めて表示しております。 3．前連結会計年度において税金等調整前当期純損失への加減項目として独立掲記しておりました「連結調整勘定当期償却額」(当連結会計年度450百万円)は、連結財務諸表規則の改正により当連結会計年度においては販売費及び一般管理費の「その他」に含めて表示しております。 4．前連結会計年度において税金等調整前当期純損失への加減項目として独立掲記しておりました「持分法投資損益」(当連結会計年度6,378百万円)は、連結財務諸表規則の改正により当連結会計年度においては営業外費用の「持分法投資損失」として表示しております。

注　記　事　項

（連結貸借対照表関係）

前連結会計年度

※1　非連結子会社および関連会社項目

非連結子会社および関連会社に対する主な資産は次のとおりであります。

項目	金額
受取手形及び売掛金	21,966百万円
短期貸付金(流動資産その他)	6,111百万円
投資有価証券（株　式）	879百万円
出資金(投資その他の資産その他)	3,827百万円
長期貸付金(投資その他の資産その他)	2,084百万円

※2　外貨建長期金銭債権債務

外貨建長期金銭債権債務の決算時の為替相場による円換算額および換算差額は次のとおりであります。

科　目	外貨額	貸借対照表計上額	決算時の為替相場による円換算額	差　額
	千USドル	百万円	百万円	百万円
長期貸付金	27,095	3,090	3,579	489(益)
(投資その他の資産その他)	千Aドル 8,000	691	701	9(益)

当連結会計年度

※1　非連結子会社および関連会社項目

非連結子会社および関連会社に対するものは次のとおりであります。

項目	金額
投資有価証券（株　式）	3,737百万円
出資金(投資その他の資産その他)	277百万円

※2　外貨建長期金銭債権債務

外貨建長期金銭債権債務の決算時の為替相場による円換算額および換算差額は次のとおりであります。

科　目	外貨額	貸借対照表計上額	決算時の為替相場による円換算額	差　額
	千USドル	百万円	百万円	百万円
長期貸付金	31,785	3,719	3,831	111(益)
	千Aドル 2,564	221	194	27(損)

3　裏書手形譲渡額　147百万円

4　保　証　債　務

(1)　保　証　債　務

被保証者	金　額	内　容
アトラスドリームエンターテイメントカンパニーリミテッド	271百万円 (2,250千USドル)	銀行借入の支払い保証

(2)　保証予約等

被保証者	金　額	内　容
㈱セガ・リース	197百万円	リース資産の買取保証
㈱トリロジー	60百万円	銀行借入に対する念書
㈱トーワジャパン	262百万円	銀行借入に対する経営指導念書
計	519百万円	

（連結損益計算書関係）

前連結会計年度

※1　売上原価には、在外連結子会社の低価基準によるたな卸資産評価減額3,184百万円が含まれております。

※2　関係会社であるセガ オージーソフト ピーティーワイ，リミテッドの事業譲渡にともなう株式売却損等であります。

当連結会計年度

※1　売上原価には、在外連結子会社の低価基準によるたな卸資産評価減額1,418百万円が含まれております。

※3　コンシューマ機器およびアミューズメント機器のハード、ソフトに係る評価損および廃棄損ならびに前払ソフト開発費の償却損であります。

※4　連結子会社であるセガ　エンタープライゼス（オーストラリア）ピーティーワイ，リミテッドの事業整理にともなう資産の除却損等であります。

(リース取引関係)

前連結会計年度	当連結会計年度
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ① リース物件の取得価額相当額、減価償却累計額相当額および期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
	百万円	百万円	百万円
アミューズメント施設機器	1,968	1,529	438
建物	2,542	1,032	1,509
その他	6,021	2,584	3,437
合計	10,532	5,146	5,385

前連結会計年度	当連結会計年度
① 未経過リース料期末残高相当額 1年以内 2,068百万円 1年超 3,570百万円 合計 5,638百万円	② 未経過リース料期末残高相当額 1年以内 2,157百万円 1年超 3,465百万円 合計 5,623百万円
② 支払リース料 2,484百万円	③ 支払リース料、減価償却費相当額および支払利息相当額 支払リース料 2,960百万円 減価償却費相当額 2,613百万円 支払利息相当額 306百万円 ④ 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。
③ 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。	⑤ 利息相当額の算定方法 同左
オペレーティング・リース取引 未経過リース料 1年以内 46百万円 1年超 44百万円 合計 91百万円	オペレーティング・リース取引 未経過リース料 1年以内 657百万円 1年超 4,317百万円 合計 4,975百万円

(1株当たり情報)

前連結会計年度	当連結会計年度
1株当たり純資産額 1,212円78銭 1株当たり当期純損失金額 354円11銭 潜在株式調整後1株当たり当期純利益は1株当たり当期純損失が計上されているため記載しておりません。	1株当たり純資産額 781円26銭 1株当たり当期純損失金額 425円27銭 同左

(重要な後発事象)

前連結会計年度	当連結会計年度
――――――	親会社は、収益構造上最適規模の人員構成の実現による早期スリム化が急務と判断し、募集人数1,000名、退職日平成11年6月30日を内容とする希望退職者の募集を実施し、平成11年5月7日より平成11年6月18日までに706名の応募がありました。これにともなう特別退職金約2,038百万円を翌連結会計年度の特別損失に計上する予定であります。

（セグメント情報）

(イ) 事業の種類別セグメント情報

（単位　百万円）

	前連結会計年度（自 平成9年4月1日 至 平成10年3月31日）					
	業務用機器販売事業	コンシューマ機器販売事業	アミューズメント施設運営事業	計	消去または全社	連結
I. 売上高および営業損益						
売上高						
(1) 外部顧客に対する売上高	122,626	114,457	94,520	331,605	—	331,605
(2) セグメント間の内部売上高または振替高	1,322	—	—	1,322	(1,322)	—
計	123,949	114,457	94,520	332,927	(1,322)	331,605
営業費用	112,787	137,368	85,559	335,715	(1,333)	334,382
営業利益または営業損失(△)	11,161	△22,911	8,961	△2,787	11	△2,776
II. 資産、減価償却費および資本的支出						
資産	91,978	65,752	117,523	275,254	93,708	368,962
減価償却費	1,564	2,486	19,238	23,289	46	23,336
資本的支出	2,248	2,730	25,005	29,984	2,100	32,084

（注）1. 事業区分の方法および各区分に属する主要な製品
製品の種類、性質、製造方法、販売市場等の類似性により下記の事業に区分しております。
業務用機器販売事業……………………………ビデオゲーム、メダルゲーム、プライズゲーム、自動販売機、両替機、IC基板および通信カラオケ機の製造販売事業
コンシューマ機器販売事業…………………ホームビデオゲーム、玩具、教育機器等の製造販売事業
アミューズメント施設運営事業……………アミューズメント施設の運営事業

2. 当連結会計年度の資産のうち消去または全社の項目に含めた全社資産の金額は94,297百万円であり、その主なものは、親会社での余資運用資金（現金、有価証券等）および管理部門に係る資産であります。

3. 減価償却費および資本的支出には長期前払費用とその償却額が含まれております。

4. 法人税等の期間配分の処理の変更
「連結財務諸表作成のための基本となる重要な事項9.」に記載のとおり、当連結会計年度より連結会社の一時差異に係る法人税等（事業税を含む）について期間配分の処理を行うことといたしました。この変更により従来の方法に比べて「業務用機器販売事業」について営業利益が285百万円、資産が903百万円多く計上され、「コンシューマ機器販売事業」については営業損失が185百万円少なく、資産が3,123百万円多く計上され、「アミューズメント施設運営事業」については営業利益が440百万円、資産が1,850百万円多く計上され、「全社」には資産が3,297百万円多く計上されております。

（単位　百万円）

	当連結会計年度（自 平成10年４月１日　至 平成11年３月31日）					
	業務用機器販売事業	コンシューマ機器販売事業	アミューズメント施設運営事業	計	消去または全社	連結
Ⅰ．売上高および営業損益 売上高 (1) 外部顧客に対する売上高 (2) セグメント間の内部売上高または振替高	 88,371 1,018	 84,694 —	 93,128 —	 266,194 1,018	 — (1,018)	 266,194 —
計	89,389	84,694	93,128	267,212	(1,018)	266,194
営業費用	81,865	95,174	87,922	264,962	(856)	264,106
営業利益または営業損失(△)	7,523	△10,479	5,205	2,249	(161)	2,087
Ⅱ．資産、減価償却費および資本的支出 資産	 79,578	 86,506	 94,662	 260,747	 164,866	 425,613
減価償却費	1,521	2,725	21,903	26,150	(9)	26,140
資本的支出	1,041	5,986	21,015	28,044	349	28,393

（注）1.　事業区分の方法および各区分に属する主要な製品

製品の種類、性質、製造方法、販売市場等の類似性により下記の事業に区分しております。

業務用機器販売事業…………………………ビデオゲーム、メダルゲーム、プライズゲーム、自動販売機、両替機、IC基板および通信カラオケ機の製造販売事業

コンシューマ機器販売事業…………………ホームビデオゲーム、玩具、教育機器等の製造販売事業

アミューズメント施設運営事業……………アミューズメント施設の運営事業

2.　当連結会計年度の資産のうち消去または全社の項目に含めた全社資産の金額は165,355百万円であり、その主なものは、親会社での余資運用資金（現金、有価証券等）および管理部門に係る資産であります。

3.　減価償却費および資本的支出には長期前払費用とその償却額が含まれております。

4.　「連結財務諸表作成のための基本となる重要な事項」の「4.会計処理基準」に記載のとおり平成10年度の税制改正にともなう変更（新規取得建物のみ定額法を採用し、あわせて耐用年数を変更）および「追加情報」に記載の事業税、事業税等期間配分調整額および連結調整勘定当期償却額の表示区分の変更を行っております。

これらの変更にともない、従来の方法によった場合に比べ、「業務用機器販売事業」について営業利益は271百万円多く、資産は14百万円少なく、減価償却費は16百万円多く計上され、「コンシューマ機器販売事業」について営業損失は878百万円少なく、資産は44百万円少なく、減価償却費は46百万円多く計上され、「アミューズメント施設運営事業」について営業利益は665百万円多く、資産は37百万円少なく、減価償却費は38百万円多く計上されております。

(ロ) 所在地別セグメント情報

（単位　百万円）

	前連結会計年度（自 平成9年4月1日　至 平成10年3月31日）						
	日　本	北アメリカ	ヨーロッパ	その他	計	消去または全社	連　結
Ⅰ．売上高および営業損益							
売上高							
(1) 外部顧客に対する売上高	265,727	25,163	38,582	2,132	331,605	—	331,605
(2) セグメント間の内部売上高または振替高	25,609	3,213	1,083	—	29,906	(29,906)	—
計	291,336	28,376	39,666	2,132	361,511	(29,906)	331,605
営業費用	278,672	40,791	40,399	2,988	362,850	(28,468)	334,382
営業利益または営業損失(△)	12,663	△12,414	△ 732	△ 856	△ 1,339	(1,437)	△ 2,776
Ⅱ．資産	270,108	13,016	23,651	6,746	313,523	55,439	368,962

（単位　百万円）

	当連結会計年度（自 平成10年4月1日　至 平成11年3月31日）						
	日　本	北アメリカ	ヨーロッパ	その他	計	消去または全社	連　結
Ⅰ．売上高および営業損益							
売上高							
(1) 外部顧客に対する売上高	209,527	21,604	33,563	1,498	266,194	—	266,194
(2) セグメント間の内部売上高または振替高	19,212	3,615	1,245	—	24,073	(24,073)	—
計	228,739	25,219	34,809	1,498	290,267	(24,073)	266,194
営業費用	226,827	22,082	38,293	2,692	289,895	(25,789)	264,106
営業利益または営業損失(△)	1,912	3,136	△ 3,484	△ 1,193	372	1,715	2,087
Ⅱ．資産	265,706	16,853	22,144	695	305,400	120,213	425,613

（注）1．国または地域の区分方法および各区分に属する主な国または地域
(1) 国または地域の区分方法………地理的近接度による
(2) 各地域に属する主な国…………北アメリカ：米国
ヨーロッパ：英国、フランス、スペイン、ドイツ
その他　　：オーストラリア、シンガポール

2．前連結会計年度の資産のうち消去または全社の項目に含めた全社資産の金額94,297百万円であり、その主なものは、親会社での余資運用資金（現金、有価証券等）および管理部門に係る資産であります。
当連結会計年度の資産のうち消去または全社の項目に含めた全社資産の金額165,355百万円であり、その主なものは、親会社での余資運用資金（現金、有価証券等）および管理部門に係る資産であります。

3．法人税等の期間配分の処理の変更（前連結会計年度）
「連結財務諸表作成のための基本となる重要な事項9.」に記載のとおり、前連結会計年度より連結会社の一時差異に係る法人税等（事業税を含む）について期間配分の処理を行うことといたしました。この変更により従来の方法に比べて「日本」について営業利益が911百万円、資産が9,175百万円多く計上されております。「日本」以外のセグメントについてはセグメント情報に与える影響額はありません。

4．「連結財務諸表作成のための基本となる重要な事項」の「4.会計処理基準」に記載のとおり、平成10年度の税制改正にともなう変更（新規取得建物のみ定額法を採用し、あわせて耐用年数を変更）および「追加情報」に記載の事業税、事業税等期間配分調整額および連結調整勘定当期償却額の表示区分の変更をしております。
これらの変更にともない、前連結会計年度と同一の基準によった場合に比べ、「日本」について営業利益は2,260百万円、資産は95百万円少なく、「ヨーロッパ」については営業損失が287百万円多く、「その他」については営業損失が156百万円多く計上されております。

(ハ) 海外売上高

(単位 百万円)

	前連結会計年度(自 平成9年4月1日 至 平成10年3月31日)			
	北アメリカ	ヨーロッパ	その他の地域	計
I 海外売上高	31,055	39,107	21,422	91,585
II 連結売上高				331,605
III 連結売上高に占める海外売上高の割合	9.4%	11.8%	6.5%	27.6%

(単位 百万円)

	当連結会計年度(自 平成10年4月1日 至 平成11年3月31日)			
	北アメリカ	ヨーロッパ	その他の地域	計
I 海外売上高	24,033	33,827	13,583	71,445
II 連結売上高				266,194
III 連結売上高に占める海外売上高の割合	9.0 %	12.7 %	5.1 %	26.8%

(注) 1. 国または地域の区分方法および各区分に属する主な国または地域

(1) 国または地域の区分の方法…………地理的近接度による

(2) 各地域に属する主な国………………北アメリカ:米国

ヨーロッパ:英国、フランス、スペイン、ドイツ

その他　:オーストラリア、シンガポール等

2. 海外売上高は、提出会社および連結子会社の本邦以外の国または地域における売上高であります。

(4) 連結子会社の状況

会社名	住所	資本金	事業の内容	議決権の所有の割合	関係の内容					特定子会社	有価証券届出書または有価証券報告書の提出の有無	主要な損益情報等
					役員の兼任		資金援助	営業上の取引	その他			
					当社役員	当社従業員						
セガ エンタープライゼス, インク.(U.S.A.)	米国 カリフォルニア州 サンフランシスコ	千USドル 90,000	北米における関係会社群の管理全般 米国における業務用アミューズメント機器の輸入、販売	% 100	人 4	人 3	—	業務用アミューズメント機器の販売および業務委託料の支払	リース契約による建物賃借料の支払い保証 銀行借入についての保証予約等	該当	無	
セガ ピンボール, インク.	米国 イリノイ州 メルローズパーク	千USドル 150	業務用アミューズメント機器(ピンボール)の販売および製造	(100) (注)1.	1	2	—	—	—	非該当	無	
セガ オブ アメリカ, インク.	米国 カリフォルニア州 サンフランシスコ	千USドル 215,500	米国におけるコンシューマ機器の輸入、販売 米国市場開拓の総合企画および子会社管理	(100) (注)1.	4	1	長期貸付金 40,000百万円	コンシューマ機器の販売、ロイヤリティの受取、支払および業務委託料の支払	リース契約による建物賃借料の支払い保証 銀行借入についての債務保証	該当	無	
クロス プロダクツ リミテッド	英国 リーズ	千Stgポンド 2,200	ソフト開発ツールの開発および販売	100	1	3	—	コンシューマ機器の販売、および業務委託料の支払	リース契約による建物賃借料の支払い保証	非該当	無	
セガ ヨーロッパ リミテッド	英国 ロンドン	千Stgポンド 215,901	持株会社・欧州における関係会社群の管理全般および英国におけるコンシューマ機器の輸入、販売 欧州子会社、欧州地域への輸出販売	100	2	4	—	コンシューマ機器の販売、および業務委託料の支払	銀行借入についての保証予約等	該当	無	
セガ ヨーロッパ オーバーシーズ リミテッド	英国 ロンドン	千Stgポンド 0	欧州の子会社管理	(100) (注)2.	0	2	—	—	—	非該当	無	
セガ フランス S.A.	フランス アルクイユ	千フランスフラン 250	フランスにおけるコンシューマ機器の輸入、販売	(100) (注)3.	0	2	—	—	—	非該当	無	
セガ ゲゼルシャフト ファービデオスピール m.b.H.	ドイツ ハンブルグ	千ドイツマルク 3,000	ドイツにおけるコンシューマ機器の輸入、販売	(100) (注)3.	0	2	—	—	—	非該当	無	
セガ コンシューマ プロダクツ S.A.	スペイン マドリッド	千スペインペセタ 250,000	スペインにおけるコンシューマ機器の輸入、販売	(100) (注)3.	0	3	—	—	—	非該当	無	
セガ アミューズメンツ スペイン S.L.	スペイン マドリッド	千スペインペセタ 130,700	スペインにおける業務用アミューズメント機器の輸入、販売およびアミューズメント施設運営	(100) (注)4.	0	2	—	—	—	非該当	無	
ニュー ソフトウェア センター カンパニー S.L.	スペイン マドリッド	千スペインペセタ 500	スペインにおけるコンシューマ機器の輸入、販売	(100) (注)4.	0	0	—	—	—	非該当	無	
セガ アミューズメンツ ヨーロッパ リミテッド	英国 ニューモルデン	千Stgポンド 15,620	ヨーロッパにおける業務用アミューズメント機器の輸入、販売、製造	(100) (注)2.	0	5	—	業務用アミューズメント機器の販売、および業務委託料の支払	銀行借入および為替予約についての保証予約等	非該当	無	

会社名	住所	資本金	事業の内容	議決権の所有の割合	関係の内容					特定子会社	有価証券届出書または有価証券報告書の提出の有無	主要な損益情報等
					役員の兼任		資金援助	営業上の取引	その他			
					当社役員	当社従業員						
デイス リミテッド	英国 ニューモルデン	千Stgポンド 0	欧州の子会社管理	% (100) (注)5.	人 0	人 1	—	—	—	非該当	無	
デイス レジャー プラハ Spol S.R.O.	チェコ プラハ	千チェココルナ 100	業務用アミューズメント機器の輸入、販売	(100) (注)5.	0	0	—	—	—	非該当	無	
デイス レジャー ハンガリー Keleskedelmi KFT	ハンガリー ブタペスト	千ハンガリーフォリント 1,000	業務用アミューズメント機器の輸入、販売	(100) (注)5.	0	0	—	—	—	非該当	無	
デイス レジャー ワルシャワ Sp. z.o.o.	ポーランド ワルシャワ	千ポーランドズロチ 4	業務用アミューズメント機器の輸入、販売	(100) (注)5.	0	0	—	—	—	非該当	無	
デイス レジャー ブルガリア リミテッド	ブルガリア ソフィア	千ブルガリアレブ 50	業務用アミューズメント機器の輸入、販売	(100) (注)5.	0	0	—	—	—	非該当	無	
セガ アミューズメンツ フランス S.A.	フランス オーベルビリエ	千フランスフラン 115,744	フランスの子会社管理	(100) (注)6.	0	1	—	—	—	非該当	無	
セガ オペレーションズ フランス Eurl	フランス オーベルビリエ	千フランスフラン 4,949	業務用アミューズメント施設の運営	(100) (注)7.	0	2	—	業務用アミューズメント機器の販売	—	非該当	無	
プルミエ ロワジール フランス S.A.	フランス オーベルビリエ	千フランスフラン 28,250	業務用アミューズメント機器の輸入、販売	(100) (注)7.	0	1	—	業務用アミューズメント機器の販売	銀行借入等についての保証予約等	非該当	無	
プルミエ ロワジール ジャーマニー G.m.b.H.	ドイツ ケルン	千ドイツマルク 50	業務用アミューズメント機器の輸入、販売	(100) (注)8.	0	1	—	—	—	非該当	無	
ダブル ディ ケイ Eurl	フランス オーベルビリエ	千フランスフラン 126	業務用アミューズメント機器の製造	(100) (注)8.	0	1	—	—	—	非該当	無	
エス シー アイ ダウニー	フランス オーベルビリエ	千フランスフラン 10	不動産管理会社	(100) (注)8.	0	1	—	—	—	非該当	無	
セガ オペレーションズ UK リミテッド	英国 ロンドン	千Stgポンド 14,668	英国におけるアミューズメント施設運営	(100) (注)2.	0	5	—	業務用アミューズメント機器の販売	—	非該当	無	
セガ ATP ヨーロッパ リミテッド	英国 ロンドン	千Stgポンド 9,500	英国におけるアミューズメント施設運営	(100) (注)9.	0	4	—	業務用アミューズメント機器の販売	—	非該当	無	
SGE ホールディングス リミテッド (旧セガ ゲーミング ヨーロッパ リミテッド)	英国 カーディフ	千Stgポンド 13,000	英国におけるゲーミング関係会社群の管理全般	(100) (注)2.	0	5	—	—	—	非該当	無	
JPM インターナショナル リミテッド	英国 カーディフ	千Stgポンド 8,202	英国におけるゲーミング機器の製造・開発・販売	(100) (注)10.	0	5	—	ゲーミング機器の購入	—	非該当	無	
エース コイン イクイップメント リミテッド	英国 カーディフ	千Stgポンド 585	英国におけるゲーミング機器の製造・開発・販売	(100) (注)10.	0	5	—	—	—	非該当	無	
クリスタル レジャー リミテッド	英国 カーディフ	千Stgポンド 259	英国におけるゲーミング機器の製造・開発・販売	(100) (注)10.	0	5	—	—	—	非該当	無	
JPM インターラクティブ リミテッド	英国 カーディフ	千Stgポンド 25	英国におけるゲーミング機器の製造・開発・販売	(100) (注)10.	0	1	—	—	—	非該当	無	
ノー クリシェ S.A.	フランス リヨン	千フランスフラン 11,334	ソフトウェアの開発	(99) (注)11.	0	3	—	ソフトウェアの開発委託	—	非該当	無	
セガ エンタープライゼス (オーストラリア) ピーティーワイ, リミテッド	オーストラリア シドニー	千オーストラリアドル 30,000	オーストラリアにおけるアミューズメント施設運営	86.0	0	4	長期貸付金 5,030百万円 (66,150千Aドル)	業務用アミューズメント機器の販売	—	非該当	無	

会社名	住所	資本金	事業の内容	議決権の所有の割合	関係の内容					特定子会社	有価証券届出書または有価証券報告書の提出の有無	主要な損益情報等
					役員の兼任		資金援助	営業上の取引	その他			
					当社役員	当社従業員						
セガ ディストリビューション オーストラリア ピーティーワイ，リミテッド	オーストラリア シドニー	千オーストラリアドル 4,300	オーストラリアにおける業務用アミューズメント機器の販売に係る持株会社	% 100	人 0	人 3	—	—	—	非該当	無	
セガ シンガポール ピーティーイー，リミテッド	シンガポール	千シンガポールドル 1,500	各種生産資材の調達および販売	100	0	1	—	—	—	非該当	無	
㈱セガ・フードワークス	日本国 東京都大田区 東糀谷	百万円 10	飲食店の経営	51	1	3	—	—	—	非該当	無	
㈱エスジーエス	日本国 東京都品川区 東五反田	百万円 200	遊技機器の販売リース	63	2	0	—	遊技機器の販売	—	非該当	無	
㈱セガトイズ	日本国 東京都台東区 柳橋	百万円 490	コンシューマ機器の製造販売	100	0	4	短期貸付金 392百万円	コンシューマ機器の販売	—	非該当	無	
㈱エイティーワン・エンタテインメント	日本国 東京都港区 西麻布	百万円 407	コンシューマ機器のプロモーション	61.4	3	5	—	—	銀行借入についての保証	非該当	無	

(注) 1. セガ ピンボール，インク．およびセガ オブ アメリカ，インク．の株式は、セガ エンタープライゼス，インク．(U.S.A.) が100%所有しております。
2. セガ ヨーロッパ オーバーシーズ リミテッド、セガ アミューズメンツ ヨーロッパ リミテッド、セガ オペレーションズ UK リミテッドおよびSGE ホールディングス リミテッド（旧セガ ゲーミング ヨーロッパ リミテッド）の株式は、セガ ヨーロッパ リミテッドが100%所有しております。
3. セガ フランス S.A.、セガ ゲゼルシャフト ファービデオスピール m.b.H.およびセガ コンシューマ プロダクツ S.A.の株式は、セガ ヨーロッパ オーバーシーズ リミテッドが100%所有しております。
4. セガ アミューズメンツ スペイン S.L.およびニュー ソフトウェア センター カンパニー S.L.の株式はセガ コンシューマ プロダクツ S.A.が100%所有しております。
5. デイス レジャー プラハ Spol S.R.O.、デイス レジャー ハンガリー Keleskedlmi KFT、デイス レジャー ワルシャワ Sp. z.o.o.、デイス レジャー ブルガリア リミテッドおよびデイス リミテッドの株式は、セガ アミューズメンツ ヨーロッパ リミテッドが100%所有しております。
6. セガ アミューズメンツ フランス S.A.の株式は、デイス リミテッドが100%所有しております。
7. セガ オペレーションズ フランス Eurl およびプルミエ ロワジール フランス S.A.の株式は、セガ アミューズメンツ フランス S.A.が100%所有しております。
8. プルミエ ロワジール ジャーマニー G.m.b.H.、ダブル ディ ケイ Eurl およびエス シー アイ ダウニーの株式は、プルミエ ロワジール フランス S.A.が100%所有しております。
9. セガ ATP ヨーロッパ リミテッドの株式は、セガ オペレーションズ UK リミテッドが100%所有しております。
10. JPM インターナショナル リミテッド、エース コイン イクイップメント リミテッド、クリスタル レジャー リミテッドおよびJPM インターラクティブ リミテッドの株式はSGE ホールディングス リミテッド（旧セガ ゲーミング ヨーロッパ リミテッド）が100%所有しております。
11. ノー クリシェ S.A.の株式はセガ フランス S.A.が99%所有しております。
12. 括弧内は間接所有であります。

(5) その他

(1) 決算日後の状況

第6 企業集団等の状況の(3)連結財務諸表の（重要な後発事象）（78ページ）に記載しております。

3. 関連当事者との取引

1. その他の関係会社

会社名	住所	資本金(又は出資金)	事業の内容	議決権等の被所有割合	関係内容		取引内容		取引金額	科目	期首残高	期中増加額	期中減少額	期末残高
					役員の兼務等	事業上の関係								
		百万円							百万円		百万円	百万円	百万円	百万円
㈱ＣＳＫ	東京都新宿区	46,117	情報サービス、コンピュータおよび関連機器の販売、リース等	直接 19% 間接 0%	兼任 4人	コンシューマ機器の販売	営業取引	コンシューマ機器の販売	31	売掛金	—	32	31	1
						社内情報システム開発委託		社内情報システム開発委託料等の支払	774	未払費用 未払金	288	813	746	355

取引条件ないし取引条件の決定方針等

コンシューマ機器の販売につきましては、一般取引先と同様であります。社内情報システムの開発委託につきましては、㈱CSKから提示された価格により、通常行われている価格を参考にしてその都度交渉の上、決定しております。

2. 関連会社(その子会社を含む)

会社名	住所	資本金(又は出資金)	事業の内容	議決権等の所有割合	関係内容		取引内容		取引金額	科目	期首残高	期中増加額	期中減少額	期末残高
					役員の兼務等	事業上の関係								
		百万円							百万円		百万円	百万円	百万円	百万円
㈱セガ・ミューズ	東京都港区	179	コンシューマ機器等の販売	直接 46% 間接 —%	兼任 0人	コンシューマ機器等の販売	営業取引	コンシューマ機器等の販売	52,615	受取手形 売掛金	14,441	55,245	60,588	9,099
							営業取引以外の取引	経営指導料収入	4		—	—	—	—

取引条件ないし取引条件の決定方針等

一般取引と同様であります。

3. 役員およびそれらの近親者

氏名	職業	議決権等の被所有割合	取引内容(種類、対象等)		取引金額	科目	期首残高	期中増加額	期中減少額	期末残高	取引ないし取引条件の決定方針等
大川　功	当社代表取締役会長 ㈱CSK代表取締役会長(注)3.	直接　2%			百万円		百万円	百万円	百万円	百万円	
	当社代表取締役会長 CSKネットワークシステムズ㈱代表取締役社長(注)1.	直接　2%	CSKネットワークシステムズ㈱との営業取引	ネットワーク回線使用料等の支払	百万円 264	未払金 未払費用	百万円 22	百万円 277	百万円 252	百万円 46	一般取引先と同様であります。CSKネットワークシステムズ㈱は、ネットワークサービス、通信処理サービスおよび情報処理サービスを主に営んでおります。
	当社代表取締役会長 日本カードセンター㈱代表取締役社長(注)1.	直接　2%	日本カードセンター㈱との営業取引	コンシューマ機器の販売 プリペイドカード等の仕入	百万円 5 16	売掛金 買掛金 未払費用	百万円 7 1	百万円 5 17	百万円 13 18	百万円 0 0	一般取引先と同様であります。日本カードセンター㈱は、カード発行、カード販売および関連機器の販売を主に営んでおります。
	当社代表取締役会長 CSKベンチャーキャピタル㈱代表取締役会長(注)1.	直接　2%	CSKベンチャーキャピタル㈱との営業取引以外の取引	投資事業組合に対する組合管理費の支払	百万円 18		百万円 —	百万円 —	百万円 —	百万円 —	投資事業組合の規約によるものであります。
	当社代表取締役会長 CSI㈱代表取締役社長(注)1.	直接　2%	CSI㈱との営業取引	社内システムソフト導入サポート料金等の支払	百万円 40	未払費用	百万円 6	百万円 42	百万円 43	百万円 4	一般取引先と同様であります。CSI㈱は、コンピュータシステムの販売、ソフトウェアの開発を主に営んでおります。
	当社代表取締役会長 CSK興産㈱代表取締役社長(注)1.	直接　2%	CSK興産㈱との営業取引	建物管理業務の委託料等の支払	百万円 97	未払費用	百万円 0	百万円 102	百万円 102	百万円 —	一般取引先と同様であります。CSK興産㈱は、損害保険代理店および建物維持管理を主に営んでおります。
	当社代表取締役会長 日本インフォメーション・エンジニアリング㈱代表取締役会長(注)1.	直接　2%	日本インフォメーション・エンジニアリング㈱との営業取引	社内システム開発業務委託料等の支払	百万円 9	未払金 未払費用	百万円 —	百万円 9	百万円 —	百万円 9	一般取引先と同様であります。日本インフォメーション・エンジニアリング㈱はシステムインテグレーションサービス・システム開発を主に営んでおります。
	当社代表取締役会長 ネクストコム㈱代表取締役会長兼社長(注)1.	直接　2%	ネクストコム㈱との営業取引以外の取引	事務所敷金、賃借料等の支払	百万円 293	未払費用	百万円 —	百万円 307	百万円 305	百万円 2	ネクストコム㈱はネットワーク関連機器の開発販売を主に営んでおります。
中山隼雄	当社代表取締役副会長 ㈶中山隼雄科学技術文化財団理事長(注)1.	直接　3%	㈶中山隼雄科学技術文化財団との営業取引以外の取引	建物賃貸料	百万円 0		百万円 —	百万円 —	百万円 —	百万円 —	両者協議の上決定しております。

氏名	職業	議決権等の被所有割合	取引内容（種類、対象等）		取引金額	科目	期首残高	期中増加額	期中減少額	期末残高	取引ないし取引条件の決定方針等
					百万円		百万円	百万円	百万円	百万円	
入交昭一郎	当社代表取締役社長 ㈱セガ・デジタル・コミュニケーションズ代表取締役会長 (注)1.4.	直接 0%	㈱セガ・デジタル・コミュニケーションズとの営業取引	ゲーム配信用機器の販売	10	売掛金	3	11	4	—	一般取引先と同様であります。㈱セガ・デジタル・コミュニケーションズは、CATV回線を使用したゲームソフト配信事業を主に営んでおります。
					百万円		百万円	百万円	百万円	百万円	
	当社代表取締役社長 ㈱シー・エス・ケイ総合研究所代表取締役社長 (注)1.	直接 0%	㈱シー・エス・ケイ総合研究所との営業取引	コンシューマ機器の販売	12	売掛金	—	13	—	13	一般取引先と同様であります。㈱シー・エス・ケイ総合研究所は、コンシューマ機器のソフトウェアの開発を主に営んでおります。
				コンシューマ機器のソフトウェアの開発委託料等の支払	282	買掛金	69	490	299	261	
				商品仕入等の支払等	185	未払費用					
					百万円		百万円	百万円	百万円	百万円	
廣瀬禎彦	当社代表取締役副社長 ㈱セガ・デジタル・コミュニケーションズ代表取締役会長 (注)1.4.	直接 0%	㈱セガ・デジタル・コミュニケーションズとの営業取引	ゲーム配信用機器の販売	17	売掛金	10	18	27	1	一般取引先と同様であります。㈱セガ・デジタル・コミュニケーションズは、CATV回線を使用したゲームソフト配信事業を主に営んでおります。
				開発委託料の支払	12	未払費用	—	12	9	3	
					百万円		百万円	百万円	百万円	百万円	
	当社代表取締役副社長 ㈱アスペクト代表取締役社長 (注)1.5.	直接 0%	㈱アスペクトとの営業取引	コンシューマ機器のソフトウェアの開発委託料等の支払	140	未払費用	1	147	143	5	一般取引先と同様であります。㈱アスペクトは、コンシューマ機器のソフトウェアの開発を主に営んでおります。
					百万円		百万円	百万円	百万円	百万円	
竹下直慶	当社専務取締役 ㈱セガ・リース代表取締役社長 (注)1.6.	直接 0%	㈱セガ・リースとの営業取引	業務用機器等の販売	0	売掛金	28	0	28	—	一般取引先と同様であります。㈱セガ・リースは、アミューズメントテーマパーク施設機器のリース事業を主に営んでおります。
				アミューズメントテーマパーク用施設機器等のリース料の支払	674	未払費用	3	707	708	—	
			㈱セガ・リースとの営業取引以外の取引	資金の貸付	174	短期貸付金	162	174	—	—	
					101	長期貸付金	1,900 (1,062)	101	327	—	
				貸付金利息の収入	8		—	—	—	—	市中金利を勘案し両者協議の上決定しております。
				建物賃貸料	0		—	—	—	—	両者協議の上決定しております。
					百万円		百万円	百万円	百万円	百万円	
湯川英一	当社専務取締役 ビジネスエクステンション㈱代表取締役社長 (注)1.7.	直接 0%	ビジネスエクステンション㈱との営業取引	コンシューマ機器の販売	△11	売掛金	0	11	12	—	一般取引先と同様であります。ビジネスエクステンション㈱は、データベースサービスを主に営んでおります。
				商品等の仕入	△47	買掛金 未払費用	195	—	195	—	

氏名	職業	議決権等の被所有割合	取引内容（種類、対象等）		取引金額	科目	期首残高	期中増加額	期中減少額	期末残高	取引ないし取引条件の決定方針等
佐藤秀樹	当社常務取締役 ㈱エスアイエレクトロニクス代表取締役会長 (注)1.2.8.	直接 0%	㈱エスアイエレクトロニクスとの営業取引	コンシューマ機器等の販売	百万円 9	売掛金	百万円 0	百万円 10	百万円 0	百万円 —	一般取引先と同様であります。㈱エスアイエレクトロニクスは、ゲーム機器および自動制御システムの開発、製造、販売保守を主に営んでおります。
				原材料費等の支払	178	買掛金 未払費用	27	187	200	—	
			㈱エスアイエレクトロニクスとの営業取引以外の取引	資金の貸付	100	短期貸付金	152	100	60	—	
				貸付金利息の収入	0		—	—	—	—	市中金利を勘案し両者協議の上決定しております。
				建物賃貸料	5		—	—	—	—	両者協議の上決定しております。
				経営指導料収入	1		—	—	—	—	両者協議の上決定しております。
桜井大三郎	当社常務取締役 アトラス ドリーム エンターテイメント カンパニー リミテッド Chairman & CEO (注)1.9.	直接 0%	アトラス ドリーム エンターテイメント カンパニー リミテッドとの営業取引	アミューズメント機器の販売	百万円 0	売掛金	百万円 —	百万円 0	百万円 0	百万円 —	一般取引先と同様であります。アトラス ドリーム エンターテイメント カンパニー リミテッドはアミューズメント機器の販売を主に営んでおります。
毛塚敏郎	当社取締役 ㈱セガ・ミューズ代表取締役会長 (注)1.10.	直接 0%	㈱セガ・ミューズとの営業取引	コンシューマ機器の販売	百万円 10,883	受取手形 売掛金	百万円 14,441	百万円 11,427	百万円 17,790	百万円 —	一般取引先と同様であります。㈱セガ・ミューズはコンシューマ機器の販売を主に営んでおります。
角川歴彦	当社取締役 ㈱角川書店代表取締役社長 (注)1.11.	直接 0%	㈱角川書店との営業取引	ロイヤリティ収入等	百万円 33	売掛金	百万円 0	百万円 35	百万円 35	百万円 0	㈱角川書店は、出版業を主に営んでおります。
				商品仕入等	780	買掛金	20	819	839	0	
園山征夫	当社取締役 ㈱ベルシステム24代表取締役社長 (注)1.12.	直接 0%	㈱ベルシステム24との営業取引	買付業務等の支払	百万円 224	未払費用	百万円 —	百万円 235	百万円 195	百万円 40	㈱ベルシステム24は、コールセンター運営管理を主に営んでおります。
			㈱ベルシステム24との営業取引以外の取引	コンサルティング料	2	未収入金	—	2	—	2	
中山晴喜	当社代表取締役中山隼雄の近親者 ㈱マーベラスエンターテイメント代表取締役社長 (注)1.	直接 0%	㈱マーベラスエンターテイメントとの営業取引	ゲーム音楽の版権許諾等	百万円 67	売掛金	百万円 6	百万円 70	百万円 53	百万円 23	一般取引先と同様であります。㈱マーベラスエンターテイメントは、音楽・映像関連商品の企画・制作・販売を主に営んでおります。
				広告宣伝料の支払	11	買掛金 未払費用	—	12	11	0	

(注) 1. CSK ネットワークシステムズ㈱、日本カードセンター㈱、CSK ベンチャーキャピタル㈱、CSI ㈱、CSK 興産㈱、日本インフォメーション・エンジニアリング㈱、ネクストコム㈱、㈶中山隼雄科学技術文化財団、㈱セガ・デジタル・コミュニケーションズ、㈱シー・エス・ケイ総合研究所、㈱アスペクト、㈱セガ・リース、ビジネスエクステンション㈱、㈱エスアイエレクトロニクス、アトラス ドリーム エンターテイメント カンパニー リミテッド、㈱セガ・ミューズ、㈱角川書店、㈱ベルシステム24、㈱マーベラスエンターテイメントとの取引は、いわゆる第三者のための取引であります。
2. ㈱エスアイエレクトロニクスは当社の100%子会社であります。
3. ㈱ CSK との取引については、「3.関連当事者との取引」1.その他の関係会社で記載しております。
4. 入交昭一郎は平成10年6月26日に同社の代表取締役会長を退任しておりますので取引金額は退任時までの実績を、期末残高は記載を省略しております。
廣瀬禎彦は平成10年6月26日に同社の代表取締役会長に就任しておりますので取引金額は就任時以降の実績を、期首残高は就任時の残高を記載しております。
5. 廣瀬禎彦は平成10年6月26日に当社代表取締役副社長に就任しておりますので取引金額は就任時よりの実績を、期首残高は就任時の残高を記載しております。
6. 竹下直慶は平成10年6月24日に当社専務取締役を退任しておりますので取引金額は退任時までの実績を、期末残高は記載を省略しております。
7. 湯川英一は平成10年6月26日に当社専務取締役を退任しておりますので取引金額は退任時までの実績を、期末残高は記載を省略しております。
8. 佐藤秀樹は平成10年6月26日に当社常務取締役を退任しておりますので取引金額は退任時までの実績を、期末残高は記載を省略しております。
9. 桜井大三郎は平成10年6月26日に当社常務取締役を退任しておりますので取引金額は退任時までの実績を、期末残高は記載を省略しております。
10. 毛塚敏郎は平成10年6月26日に当社取締役を退任しておりますので取引金額は退任時までの実績を、期末残高は記載を省略しております。
11. 角川歴彦は平成10年6月26日に当社取締役に就任しておりますので取引金額は就任時よりの実績を、期首残高は就任時の残高を記載しております。
12. 園山征夫は平成10年6月26日に当社取締役に就任しておりますので取引金額は就任時よりの実績を、期首残高は就任時の残高を記載しております。

4. 役員およびその近親者が議決権の過半数を所有する会社

会社名	住所	資本金(又は出資金)	事業の内容	議決権等の被所有割合	関係内容		取引内容		取引金額	科目	期首残高	期中増加額	期中減少額	期末残高
					役員の兼務等	事業上の関係								
㈱秋元康事務所	東京都千代田区	百万円 10	テレビ等の企画、制作	当社取締役秋元康が60%直接所有	兼任 1人	広告宣伝の企画	営業取引	広告宣伝の企画に対する支払	百万円 300	未払費用	百万円 —	百万円 315	百万円 315	百万円 —

取引条件ないし取引条件の決定方針
一般取引先と同様であります。
(注) 秋元康は平成10年6月26日に当社取締役に就任しておりますので取引金額は就任時よりの実績を記載しております。

(注) 関連当事者との取引の取引金額は消費税等抜きの金額で、期首残高、期中増加額、期中減少額、期末残高は消費税等込みの金額で記載しております。

監　査　報　告　書

平成１０年６月２６日

株式会社セガ・エンタープライゼス
代表取締役社長　　入　交　昭　一　郎　　殿



中　央　監　査　法　人

代表社員 関与社員　公認会計士　野田晃子

代表社員 関与社員　公認会計士　鈴木正明

関与社員　公認会計士　市村　清

東京都千代田区霞が関三丁目２番５号　霞が関ビル

当法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社セガ・エンタープライゼスの平成９年４月１日から平成１０年３月３１日までの第４０期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。

この監査に当たって、当法人は、一般に公正妥当と認められる監査基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和３８年大蔵省令第５９号）の定めるところに準拠しているものと認められた。

よって、当法人は、上記の財務諸表が株式会社セガ・エンタープライゼスの平成１０年３月３１日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　　上

監　査　報　告　書

平成１０年６月２６日

株式会社セガ・エンタープライゼス
代表取締役社長　　入　交　昭　一　郎　　殿

中　央　監　査　法　人

代表社員 関与社員　公認会計士　野田晃子

代表社員 関与社員　公認会計士　鈴木正明

関与社員　公認会計士　市村　清

東京都千代田区霞が関三丁目２番５号　霞が関ビル

当法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「企業集団等の状況」に掲げられている株式会社セガ・エンタープライゼスの平成９年４月１日から平成１０年３月３１日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書及び連結剰余金計算書について監査を行った。

この監査に当たって、当法人は、一般に公正妥当と認められる監査基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、下記に記載した変更を除いて前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和５１年大蔵省令第２８号）の定めるところに準拠しているものと認められた。

記

「連結財務諸表作成のための基本となる重要な事項９.」に記載されているとおり、当連結会計年度より、法人税等（事業税を含む）の期間配分の処理を、未実現利益の消去等の連結上の調整項目のみを対象とする方法から、連結会社の一時差異に係る法人税等について資産負債法により行う方法へ変更した。この変更は、連結財務諸表提出会社の一時差異の金額の重要性が増したため、連結上の損益と法人税等を合理的に対応させ、期間損益をより適切に算定するために行われたものであり、正当な理由に基づいているものと認められた。なお、この変更によって、従来の方法に比べ、経常損失は911百万円、当期純損失は4,192百万円それぞれ減少し、その他の剰余金期末残高は9,175百万円増加している。また、セグメント情報に与える影響は、セグメント情報の「(イ)事業の種類別セグメント情報」の「(注)４.法人税等の期間配分の処理の変更」及び「(ロ)所在地別セグメント情報」の「(注)３．法人税等の期間配分の処理の変更」に記載されているとおりである。

よって、当法人は、上記の連結財務諸表が株式会社セガ・エンタープライゼス及び連結子会社の平成１０年３月３１日現在の財政状態及び同日をもって終了する連結会計年度の経営成績を適正に表示しているものと認める。

会社と当法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　　上

監　査　報　告　書

平成１１年６月２９日

株式会社セガ・エンタープライゼス
　代表取締役社長　　入　交　昭　一　郎　　殿

中　央　監　査　法　人

代表社員
関与社員　公認会計士　野田晃子

代表社員
関与社員　公認会計士　鈴木正明

関与社員　公認会計士　市村　清

東京都千代田区霞が関三丁目２番５号　霞が関ビル

当法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」及び「企業集団等の状況」に掲げられている株式会社セガ・エンタープライゼスの平成１０年４月１日から平成１１年３月３１日までの第４１期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表、並びに同期間の連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書及び連結剰余金計算書について監査を行った。

この監査に当たって、当法人は、一般に公正妥当と認められる監査基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、当法人の意見は次のとおりである。

(1) 財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和３８年大蔵省令第５９号）の定めるところに準拠しているものと認められた。

よって、上記の財務諸表が株式会社セガ・エンタープライゼスの平成１１年３月３１日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

(2) 連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和５１年大蔵省令第２８号）の定めるところに準拠しているものと認められた。

よって、上記の連結財務諸表が株式会社セガ・エンタープライゼス及び連結子会社の平成１１年３月３１日現在の財政状態及び同日をもって終了する連結会計年度の経営成績を適正に表示しているものと認める。

会社と当法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　　上

第7　株式事務の概要

<table>
<tr><td>決算期</td><td colspan="2">3月31日</td><td>定時株主総会</td><td colspan="2">6月中</td></tr>
<tr><td>株主名簿閉鎖の期間</td><td colspan="2">—</td><td>基準日</td><td colspan="2">3月31日</td></tr>
<tr><td rowspan="2">株券の種類</td><td colspan="2" rowspan="2">100株券、1,000株券、10,000株券</td><td>中間配当基準日</td><td colspan="2">9月30日</td></tr>
<tr><td>1単位の株式数</td><td colspan="2">100株</td></tr>
<tr><td rowspan="4">株式の名義書換え</td><td>取扱場所</td><td colspan="4">東京都千代田区丸の内一丁目4番4号
住友信託銀行株式会社　証券代行部</td></tr>
<tr><td>代理人</td><td colspan="4">大阪市中央区北浜四丁目5番33号
住友信託銀行株式会社</td></tr>
<tr><td>取次所</td><td colspan="4">住友信託銀行株式会社本店および全国各支店</td></tr>
<tr><td>名義書換手数料</td><td>無料</td><td colspan="2">新券交付手数料</td><td>無料</td></tr>
<tr><td rowspan="4">単位未満株式の買取り</td><td>取扱場所</td><td colspan="4">東京都千代田区丸の内一丁目4番4号
住友信託銀行株式会社　証券代行部</td></tr>
<tr><td>代理人</td><td colspan="4">大阪市中央区北浜四丁目5番33号
住友信託銀行株式会社</td></tr>
<tr><td>取次所</td><td colspan="4">住友信託銀行株式会社本店および全国各支店</td></tr>
<tr><td>買取手数料</td><td colspan="4">東京証券取引所の定める1単位あたりの売買委託手数料額を買取った単位未満株式数で按分した額</td></tr>
<tr><td>公告掲載新聞名</td><td colspan="5">日本経済新聞</td></tr>
<tr><td>株主に対する特典</td><td colspan="5">該当事項はありません</td></tr>
</table>

第8　参　考　情　報

当事業年度の開始日から有価証券報告書提出日までの間に次の書類を提出しております。

(1) 有価証券報告書及びその添付書類　（事業年度(第40期)　自　平成9年4月1日　至　平成10年3月31日）　平成10年6月29日関東財務局長に提出

(2) 有価証券届出書(ストックオプション制度に基づく株式の募集)及びその添付書類　平成10年7月21日関東財務局長に提出

(3) 有価証券届出書の訂正届出書　平成10年7月24日関東財務局長に提出

有価証券届出書(平成10年7月21日関東財務局長に提出)に係る訂正届出書であります。

(4) 有価証券報告書の訂正報告書　平成10年9月8日関東財務局長に提出

自平成9年4月1日　至平成10年3月31日事業年度(第40期)の有価証券報告書に係る訂正報告書であります。

(5) 有価証券報告書の訂正報告書　平成10年9月30日関東財務局長に提出

自平成9年4月1日　至平成10年3月31日事業年度(第40期)の有価証券報告書に係る訂正報告書であります。

(6) 半期報告書　（(第41期中)　自　平成10年4月1日　至　平成10年9月30日）　平成10年12月24日関東財務局長に提出

(7) 有価証券届出書(転換社債の募集)及びその添付書類　平成11年1月21日関東財務局長に提出

(8) 臨時報告書　平成11年1月21日関東財務局長に提出

企業内容等の開示に関する省令第19条第2項第1号(本邦以外での転換社債の発行)に基づく臨時報告書であります。

(9) 有価証券届出書の訂正届出書　平成11年1月28日関東財務局長に提出

有価証券届出書(平成11年1月21日関東財務局長に提出)に係る訂正届出書であります。

(10) 臨時報告書の訂正報告書　平成11年1月28日関東財務局長に提出

臨時報告書(平成11年1月21日関東財務局長に提出)に係る訂正報告書であります。

第二部　保証会社等の情報

該当事項はありません。

01 SEP 26 AM 8:03

有価証券届出書の訂正届出書

株式会社 セガ・エンタープライゼス

(391049)

有価証券届出書の訂正届出書

関東財務局長 殿

平成11年　月　日提出

会社名	**株式会社 セガ・エンタープライゼス**
英訳名	SEGA ENTERPRISES, LTD.
代表者の役職氏名	代表取締役社長　入交 昭一郎

本店の所在の場所	東京都大田区羽田１丁目２番12号	電話番号	03―5736―7111
		連絡者	専務執行役員社長室長　中村 俊一
もよりの連絡場所	同上	電話番号	同上
		連絡者	同上

届出の対象とした募集

募集有価証券の種類	転換社債	
募集金額	一般募集	30,000,000,000円

安定操作に関する事項

1．今回の募集にともない、当社の発行する上場株式または時価転換社債について、市場価格の動向に応じ必要があるときは、証券取引法施行令第20条第１項に規定する安定操作取引が行われる場合があります。

2．上記の場合に安定操作取引が行われる取引所有価証券市場を開設する証券取引所は、東京証券取引所であります。

有価証券届出書の訂正届出書の写しを縦覧に供する場所

名称	所在地
東京証券取引所	東京都中央区日本橋兜町２番１号

（本書面の枚数　表紙共４枚）

1. 有価証券届出書の訂正届出書の提出理由

平成11年1月21日に関東財務局長に提出した有価証券届出書の記載事項のうち、平成11年　月　日開催の取締役会において「利率」、「申込期間」、「転換価額」および「転換価額中資本に組入れる額」を決定し、また、同日「買取引受契約」および「社債管理委託契約」を締結しましたので、これらに関連する事項を訂正するために有価証券届出書の訂正届出書を提出するものであります。

2. 訂　正　事　項

第一部　証　券　情　報

第1　募　集　要　項

頁

1. 新規発行転換社債 …… 1

利　率　の　欄 …… 1

申込期間の欄 …… 1

欄　外　注　記 …… 1

（転換社債に関する事項）の転換の条件の欄 …… 2

欄　外　注　記 …… 2

2. 転換社債の引受けおよび転換社債管理の委託 …… 2

欄　外　注　記 …… 2

第二部　参　照　情　報

1. 参　照　書　類 …… 3

3. 訂　正　箇　所

訂正箇所は～～～罫で示しております。

第一部　証　券　情　報

第1　募　集　要　項

1.　新規発行転換社債

利　率　の　欄

（訂　正　前）

利　　　　率	未　　　定 （年0.4%を仮条件とする。（注1.））

（訂　正　後）

利　　　　率	年　　%

申込期間の欄

（訂　正　前）

申　込　期　間	平成11年2月2日(火)から 平成11年2月8日(月)まで(注2.) とし、当該期間内に後記申込取扱場所へ申込証拠金を添えて申込むものとする。

（訂　正　後）

申　込　期　間	平成11年　月　日(　)から 平成11年　月　日(　)まで とし、当該期間内に後記申込取扱場所へ申込証拠金を添えて申込むものとする。

欄　外　注　記

（訂　正　前）

（注）1.　利率については、上記仮条件により需要状況を勘案したうえで、平成11年1月28日(木)から平成11年2月1日(月)までのいずれかの日に取締役会において決定する予定であります。

2.　申込期間については、上記のとおり内定しておりますが、利率および転換価額決定日において正式に決定する予定であります。**なお、上記申込期間については、需要状況を勘案したうえで繰り上げることがあります。当該需要状況の把握期間は、最長で平成11年1月28日(木)から平成11年2月1日(月)までを予定しており、申込期間が最も繰り上がった場合は、「平成11年1月29日(金)から平成11年2月4日(木)まで」となることがありますのでご注意下さい。**

（訂　正　後）

全文削除

（転換社債に関する事項）の転換の条件の欄

（訂　正　前）

転　換　の　条　件	1．転　換　価　額 未定（注） 転換価額は、転換価額決定日の東京証券取引所における当社額面普通株式の普通取引の終値（当日に終値がない場合は、その日に先立つ直近日の終値）を仮条件とする。 2．転換価額中資本に組入れる額 上記1.によって決定される転換価額（ただし、下記3.によって修正された場合は修正後の転換価額、また下記4.によって調整された場合は調整後の転換価額）に0.5を乗じた金額とし、計算の結果１円未満の端数を生ずる場合、その端数を切上げるものとする。ただし、転換により当社額面普通株式を発行する場合で、上記の計算により算出された資本に組入れる額が当社額面普通株式の額面金額を下回るときは、その額面金額をもって資本に組入れる額とする。

（訂　正　後）

転　換　の　条　件	1．転　換　価　額 本社債の転換により発行する当社額面普通株式１株の発行価額（以下転換価額という。）は、金　　　円とする。 2．転換価額中資本に組入れる額 金　　　円とする。なお、下記3.によって修正された場合は修正後の転換価額、また下記4.によって調整された場合は調整後の転換価額に0.5を乗じた金額とし、計算の結果１円未満の端数を生ずる場合、その端数を切上げるものとする。ただし、転換により当社額面普通株式を発行する場合で、上記の計算により算出された資本に組入れる額が当社額面普通株式の額面金額を下回るときは、その額面金額をもって資本に組入れる額とする。

欄　外　注　記

（訂　正　前）

（注）転換価額については、上記仮条件により需要状況を勘案したうえで平成11年１月28日(木)から平成11年２月１日(月)までのいずれかの日に取締役会において決定する予定であります。

（訂　正　後）

全文削除

2．転換社債の引受けおよび転換社債管理の委託

欄　外　注　記

（訂　正　前）

（注）引受人、引受金額および引受けの条件ならびに社債管理会社および委託の条件は上記のとおり内定しておりますが、買取引受契約および社債管理委託契約は、利率および転換価額決定日に調印の予定であります。

（訂　正　後）

全文削除

第二部　参　照　情　報

1. 参　照　書　類

（訂　正　前）

会社の概要および事業の概況等証券取引法第5条第1項第2号に掲げる事項については、以下に掲げる書類を参照すること。

(1) 有価証券報告書およびその添付書類　（事業年度（第40期）　自　平成9年4月1日　至　平成10年3月31日）　平成10年6月29日関東財務局長に提出

(2) 訂正報告書
訂正報告書（上記有価証券報告書の訂正報告書）を平成10年9月8日に関東財務局長に提出

(3) 訂正報告書
訂正報告書（上記有価証券報告書の訂正報告書）を平成10年9月30日に関東財務局長に提出

(4) 半期報告書　（（第41期中）　自　平成10年4月1日　至　平成10年9月30日）　平成10年12月24日関東財務局長に提出

(5) 臨時報告書
(1)の有価証券報告書提出後、本届出書提出日（平成11年1月21日）までに、臨時報告書（企業内容等の開示に関する省令第19条第2項第1号による―欧州を中心とする海外市場において募集する円建転換社債の発行―）を平成11年1月21日に関東財務局長に提出

（訂　正　後）

会社の概要および事業の概況等証券取引法第5条第1項第2号に掲げる事項については、以下に掲げる書類を参照すること。

(1) 有価証券報告書およびその添付書類　（事業年度（第40期）　自　平成9年4月1日　至　平成10年3月31日）　平成10年6月29日関東財務局長に提出

(2) 訂正報告書
訂正報告書（上記有価証券報告書の訂正報告書）を平成10年9月8日に関東財務局長に提出

(3) 訂正報告書
訂正報告書（上記有価証券報告書の訂正報告書）を平成10年9月30日に関東財務局長に提出

(4) 半期報告書　（（第41期中）　自　平成10年4月1日　至　平成10年9月30日）　平成10年12月24日関東財務局長に提出

(5) 臨時報告書
(1)の有価証券報告書提出後、本届出書提出日（平成11年1月21日）までに、臨時報告書（企業内容等の開示に関する省令第19条第2項第1号による―欧州を中心とする海外市場において募集する円建転換社債の発行―）を平成11年1月21日に関東財務局長に提出

(6) 訂正報告書
訂正報告書（上記臨時報告書の訂正報告書）を平成11年　月　日に関東財務局長に提出

01 SEP 25 AM 9:03

2-D

有価証券報告書

（証券取引法第24条第１項に基づく報告書）

事業年度　　自　平成９年４月１日
（第 40 期）　至　平成10年３月31日

株式会社セガ・エンタープライゼス

(391049)

有価証券報告書

（証券取引法第24条第１項に基づく報告書）

事業年度　自　平成９年４月１日
（第 40 期）　至　平成10年３月31日

関東財務局長 殿

平成10年６月29日提出

会社名	**株式会社 セガ・エンタープライゼス**
英訳名	SEGA ENTERPRISES, LTD.
代表者の役職氏名	代表取締役社長　入交昭一郎

本店の所在の場所	東京都大田区羽田１丁目２番12号	電話番号	03—5736—7111
		連絡者	専務執行役員社長室長　中村俊一
もよりの連絡場所	同上	電話番号	同上
		連絡者	同上

有価証券報告書の写しを縦覧に供する場所

名称	所在地
東京証券取引所	東京都中央区日本橋兜町２番１号

（本書面の枚数　表紙共 49 枚）

頁

第一部　企　業　情　報 …… 1
第1　会　社　の　概　況 …… 2
1．主要な経営指標等の推移 …… 2
2．会　社　の　沿　革 …… 3
3．資　本　金　の　推　移 …… 4
4．株　式　の　総　数 …… 4
5．株　式　の　状　況 …… 5
5の2．取締役または使用人への譲渡および利益または資本準備金による消却に係る自己株式の取得等の状況 …… 7
6．配　当　政　策 …… 8
7．株価および株式売買高の推移 …… 8
8．役　員　の　状　況 …… 9
9．従　業　員　の　状　況 …… 13
第2　事　業　の　概　況 …… 14
1．会社の目的および事業の内容 …… 14
2．経営上の重要な契約 …… 19
3．研　究　開　発　活　動 …… 20
第3　営　業　の　状　況 …… 21
1．概　況 …… 21
2．生　産　能　力 …… 23
3．生　産　実　績 …… 24
4．受注状況と生産計画 …… 25
5．販　売　実　績 …… 26
第4　設　備　の　状　況 …… 27
1．設　備 …… 27
2．設備の新設、重要な拡充もしくは改修またはこれらの計画 …… 28
第5　経　理　の　状　況 …… 30
1．財　務　諸　表 …… 31
2．主な資産・負債および収支の内容 …… 51
3．資　金　収　支　の　状　況 …… 56
4．そ　の　他 …… 58
第6　企業集団等の状況 …… 59
1．企業集団等の概況 …… 59
2．企業集団の状況 …… 62
3．関連当事者との取引 …… 79
監　査　報　告　書 …… 85
第7　株式事務の概要 …… 91
第8　参　考　情　報 …… 92
第二部　保証会社等の情報 …… 93

第一部　企　業　情　報

1.　主要な経営指標等の推移

（単位　百万円）

回　次	第 36 期	第 37 期	第 38 期	第 39 期	第 40 期
決算年月	平成６年３月	平成７年３月	平成８年３月	平成９年３月	平成10年３月
売上高	354,032	333,322	346,181	359,929	271,474
経常損益	42,532	23,235	31,708	33,348	11,030
当期純損益	23,223	14,085	5,303	5,571	△　43,300
資本金 (発行済株式総数)	38,839 (100,488千)株	38,839 (100,488千)株	39,153 (100,633千)株	39,153 (100,633千)株	39,153 (100,633千)株
純資産額	165,469	175,641	177,643	179,292	132,035
総資産額	300,968	426,456	441,105	387,278	346,538
自己資本比率	55.0 %	41.2 %	40.3 %	46.3 %	38.1 %
１株当たり純資産額	1,646.65 円	1,747.87 円	1,765.25 円	1,781.64 円	1,312.04 円
１株当たり配当額 (内１株当たり中間配当額)	38 円 (15円)	38 円 (15円)	38 円 (15円)	38 円 (15円)	38 円 (15円)
１株当たり当期純損益	232.76 円	140.17 円	52.75 円	55.37 円	△　430.27 円
潜在株式調整後 １株当たり当期純利益	／	／	47.30 円	48.53 円	― 円
配当性向	16.4 %	27.1 %	72.1 %	68.6 %	― %
従業員数	3,492 人	3,758 人	3,764 人	3,872 人	3,982 人
連結売上高	416,540	383,578	384,816	432,825	331,605
連結経常損益	21,645	12,849	4,415	12,884	△　7,023
連結当期純損益	11,215	5,114	4,208	2,032	△　35,635
連結純資産額	155,622	155,261	157,873	156,105	122,045
連結総資産額	359,239	469,493	490,567	425,506	368,962
連結ベースの１株当たり 純資産額	1,548.68 円	1,545.08 円	1,568.80 円	1,551.22 円	1,212.78 円
連結ベースの１株当たり 当期純損益	112.42 円	50.90 円	41.86 円	20.19 円	△　354.11 円
連結ベースの潜在株式調整後 １株当たり当期純利益	／	／	37.93 円	18.86 円	― 円

（注）1.　売上高および連結売上高には消費税等は含まれておりません。
2.　第36期から第40期までの１株当たり配当額には特別配当金８円が含まれております。
3.　第40期中間配当につき、平成９年11月20日開催の取締役会において決議しております。
4.　第40期の潜在株式調整後１株当たり当期純利益および連結ベースの潜在株式調整後１株当たり当期純利益は１株当たり当期純損失が計上されているため記載しておりません。
5.　従業員には、嘱託・エリア社員（第37期までは準社員）が含まれており、臨時従業員は含まれておりません。
6.　金額は百万円未満を切り捨てて表示しております。

2. 会 社 の 沿 革

昭和26年４月　リチャード・ディ・スチュワートおよびレイモンド・ジェイ・レメーヤーの両名は主に米軍施設に対し、ジュークボックスおよびスロットマシン等の輸入販売ならびに賃貸の業務を開始いたしました。その後、業務用アミューズメント機器の製造に着手するとともにスロットマシン等の輸出業務も開始し、事業規模を拡大、昭和32年１月サービス　ゲームス　ジャパン㈱を設立いたしました。

なお、同社は昭和35年６月に解散し、同年同月に同社の業務を継承した日本娯楽物産㈱(販売部門)と、日本機械製造㈱(製造部門)が設立されました。

昭和35年６月	日本娯楽物産㈱（当社、資本金９百万円本社東京都品川区西大崎）設立。
昭和39年６月	日本機械製造㈱を吸収合併、資本金88百万円となる。
昭和40年１月	本店を現在地に移転。
昭和40年７月	ゲームセンターを運営していた㈲ローゼン・エンタープライゼスを吸収合併、資本金103百万円となる。商号を現商号に変更。
昭和44年３月	米国コングロマリット、ガルフ アンド ウエスタン インダストリーズ,インク．傘下となる。
昭和54年１月	㈱エスコ貿易を買収。
昭和59年４月	CSK(コンピューターサービス㈱(現㈱CSK))グループの資本参加によりCSKグループの一員となる。
昭和60年３月	当社業務用製品の米国における販売を目的として、当社100％出資子会社セガ　エンタープライゼス，インク．(U.S.A.) 設立。
昭和60年５月	子会社㈱エスコ貿易を吸収合併。
昭和61年３月	当社コンシューマ機器の米国における販売を目的として、当社100％出資子会社セガ　オブアメリカ，インク．設立。
昭和61年11月	株式を㈳日本証券業協会東京地区協会へ店頭銘柄として登録。
昭和62年８月	海外子会社の再編成を目的として、当社100％出資子会社セガ エンタープライゼス，インク．(U.S.A.) の株式100％をセガ オブ アメリカ，インク．へ売却。
昭和63年４月	東京証券取引所市場第二部に上場。
平成２年10月	東京証券取引所市場第一部に指定。
平成３年４月	千葉県印旛郡栄町に、製造、物流の拠点として矢口事業所を設置。
平成３年７月	コンシューマ機器の欧州地域における販売力強化を目的として、当社100％出資子会社セガヨーロッパ グループ リミテッド設立。
平成５年３月	パリ証券取引所に上場。
平成６年10月	コンシューマ機器の国内販売を目的として㈱セガ・ユナイテッドを、通信カラオケ機器の販売を目的として㈱セガ・ミュージック・ネットワークス（当社出資比率50.0％）設立。 北米における家庭用・業務用娯楽機器の販売およびアミューズメント施設運営等の総合的、効率的事業運営を目的として、当社100％出資子会社セガ ホールディングズ U.S.A.，インク．設立。 中国におけるアミューズメント施設運営と業務用機器販売拡大を目的として、セガ ファーハン カルチャー　エンターテインメント リミテッド（当社当初94.9％、現在82.8％出資）設立。
平成７年４月	物流部門の合理化を目的として㈱セガ・ロジスティクスサービス（当社出資比率50.0％）設立。
平成８年３月	欧州コンシューマ機器事業の組織再編成のため欧州のコンシューマ機器部門の持株会社セガ　ヨーロッパ　グループ　リミテッドを解散。同社からセガ　ヨーロッパ　リミテッドの株式を100％取得。
平成９年３月	セガ ホールディングズ U.S.A.,インク．の清算にともない、同社からセガ エンタープライゼス，インク．(U.S.A.) の株式を100％取得。
平成10年１月	国内におけるコンシューマビジネスの流通改革を実現するため、㈱セガ・ユナイテッドと㈱ムーミンが合併し、社名を㈱セガ・ミューズ（当社出資比率46.9％）に変更。

3. 資本金の推移

年月日	増資額	増資後資本金	摘要
平成6年3月31日	千円 14,402,438	千円 38,839,044	転換社債の転換 (平成5年4月1日～平成6年3月31日)
平成8年3月31日	314,457	39,153,502	転換社債の転換 (平成7年4月1日～平成8年3月31日)

(注) 転換社債の残高および転換価格ならびに資本組入額は次のとおりであります。

銘柄(発行日)	平成10年3月31日現在			平成10年5月31日現在		
	残高	転換価格	資本組入額	残高	転換価格	資本組入額
第2回無担保割引転換社債 (平成4年1月30日) ※1	百万円 19,897	円 8,548.10	円 4,275	百万円 19,897	円 8,548.10	円 4,275
第4回無担保転換社債 (平成6年6月24日)	94,339	7,913	3,957	94,339	7,913	3,957
1999年満期円建転換社債 (平成7年9月7日)	29,371	4,336	2,168	29,371	4,336	2,168
計	143,607			143,607		

※1の銘柄の発行価額は額面100円につき75円であり、転換の際には額面金額と発行価格との差額は支払われません。

4. 株式の総数

種類	会社が発行する株式の総数	摘要
普通株式	200,000,000株	
計	200,000,000株	

	記名・無記名の別および額面・無額面の別	種類	発行数		上場証券取引所名または登録証券業協会名	摘要
			事業年度末現在 (平成10年3月31日現在)	提出日現在 (平成10年6月29日現在)		
発行済株式	記名式額面株式 (券面額50円)	普通株式	株 100,633,718	株 100,633,718	東京証券取引所 (市場第一部) パリ証券取引所	議決権あり
	計		株 100,633,718	株 100,633,718		

(注) 平成10年6月1日から、この有価証券報告書提出日までの転換社債の株式への転換により発行された株式数は含まれておりません。

5. 株式の状況

(1) 所有者別状況

区分	株式の状況（1単位の株式数100株）							単位未満株式の状況
	政府および地方公共団体	金融機関	証券会社	その他の法人	外国法人等（うち個人）	個人その他	計	
株主数	人 1	146	44	881	355 (38)	60,953	62,380	
所有株式数	単位 56	280,714	7,720	337,220	60,312 (7,409)	313,855	999,877	株 646,018
割合	% 0.01	28.08	0.77	33.72	6.03 (0.74)	31.39	100	

（注）1. 自己株式3,059株は、「個人その他」の欄に30単位および「単位未満株式の状況」に59株含まれております。なお、自己株式3,059株は株主名簿上の株式の数であり、期末日現在の実質的な所有株式数は1,459株であります。

2. 「その他の法人」および「単位未満株式の状況」の欄には、㈶証券保管振替機構名義の株式がそれぞれ1,412単位および440株（非顕名の単位未満株式数400株含む）が含まれております。

(2) 所有数別状況

区分	株式の状況								単位未満株式の状況
	1,000単位以上	500単位以上	100単位以上	50単位以上	10単位以上	5単位以上	1単位以上	計	
株主数	人 75	24	213	281	5,605	6,060	50,122	62,380	
割合	% 0.13	0.04	0.34	0.45	8.99	9.71	80.34	100	
所有株式数	単位 711,059	16,770	42,584	17,894	91,997	37,125	82,448	999,877	株 646,018
割合	% 71.11	1.68	4.26	1.79	9.20	3.71	8.25	100	

（注）「1,000単位以上」および「単位未満株式の状況」の欄には、㈶証券保管振替機構名義の株式がそれぞれ1,412単位および440株含まれております。

(3) 大株主

氏名または名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
㈱CSK	東京都新宿区西新宿2丁目6番1号	千株 20,148	% 20.02
住友信託銀行㈱	大阪府大阪市中央区北浜4丁目5番33号	3,638	3.62
㈱オー・エス・キャピタル	東京都港区芝5丁目26番20号	3,384	3.36
中山隼雄	東京都世田谷区成城2丁目19番10号	3,162	3.14
㈱住友銀行	大阪府大阪市中央区北浜4丁目6番5号	2,554	2.54
日本生命保険㈲	大阪府大阪市中央区今橋3丁目5番12号	2,476	2.46
㈶中山隼雄科学技術文化財団	東京都港区白金2丁目7番41号	2,400	2.38
大川功	東京都港区南青山7丁目13番5号	2,175	2.16
三菱信託銀行㈱	東京都千代田区丸の内1丁目4番5号	2,108	2.09
第一生命保険㈲	東京都千代田区有楽町1丁目13番1号	1,835	1.82
計		43,884	43.59

（注）住友信託銀行㈱の所有株式数のうち616千株は、信託業務に係る株式数であります。
三菱信託銀行㈱の所有株式数のうち1,605千株は、信託業務に係る株式数であります。

(4) 議決権の状況

発行済株式	議決権のない株式数	議決権のある株式数		単位未満株式数	摘要
		自己株式等	その他		
	株 ―	株 1,400	株 99,986,300	株 646,018	単位未満株式数には当社所有の自己株式が59株含まれております。

自己株式等	所有者の氏名または名称等		所有株式数			発行済株式総数に対する所有株式数の割合	摘要
	氏名または名称	住所	自己名義	他人名義	計		
	㈱セガ・エンタープライゼス	東京都大田区羽田1丁目2番12号	株 1,400	株 ―	株 1,400	% 0.0	株主名簿上は当社名義となっておりますが、実質的に保有していない株式が1,600株あります。なお、当該株式数は上記「発行済株式」の「議決権のある株式数」の「その他」の中に含めております。
	計		1,400	―	1,400		

(注) ㈶証券保管振替機構名義の株式が「議決権のある株式数」の「その他」の欄に141,200株、「単位未満株式数」の欄に440株含まれております。

(5) ストックオプション制度

当社は、ストックオプション制度を採用しております。当該制度は、商法第280条の19の規定に基づき、新株引受権方式により、平成10年６月26日定時株主総会終結時に在任する取締役および従業員（幹部社員）に対して付与することを、平成10年６月26日の定時株主総会において決議されたものです。

当該制度の内容は次のとおりです。

（平成10年６月26日定時株主総会にて決議）

付与の対象者	株式の種類	株式数	譲渡の価額	権利行使期間	権利行使についての条件
取締役			(注)	平成11年７月１日～平成14年６月30日	(1) 対象者が当社取締役の地位を喪失するとともに当社従業員の地位を得た場合および当社従業員の地位を喪失するとともに当社取締役の地位を得た場合には権利行使できること。 (2) 新株引受権の譲渡、質入れその他の処分および相続は認めないこと。 (3) 退職後の権利行使の可否その他、権利行使の条件は、総会決議および取締役会決議に基づき、当社と付与の対象者との間で締結する新株引受権付与契約によること。
3名	普通株式	一律 20,000株			
2名		一律 15,000株			
4名		一律 10,000株			
計 9名		計 130,000株			
従業員					
1名	普通株式	15,000株			
4名		一律 10,000株			
5名		一律 7,000株			
11名		一律 5,000株			
21名		一律 2,000株			
135名		一律 1,000株			
計 177名		計 322,000株			

（注） 権利付与日の属する月の前月の各日（取引が成立しなかった日を除く）の東京証券取引所における当社額面普通株式の終値の平均値に1.05を乗じた価額ならびに本株主総会を招集決議をした取締役会の日（当時に該当する取引がない場合はそれに先立つ直近日）および本株主総会の日の東京証券取引所における当社額面普通株式の終値それぞれに1.05を乗じた金額のうち最も高い価格をもって発行価額とします。但し、１円未満の端数は切上げるものとします。

なお、時価を下回る払込金額で新株を発行するときは、次の算式により発行価額を調整し、調整により生じる１円未満の端数は切上げるものとします。

$$\text{調整後新株発行価額}=\text{調整前新株発行価額}\times\frac{\text{既発行株式数}+\dfrac{\text{新規発行株式数}\times 1\text{株当たり払込金}}{\text{時価}}}{\text{既発行株式数}+\text{新発行株式数}}$$

また、当社が株式分割または株式併合を行う場合、次の算式により発行価額を調整し、調整により生じる１円未満の端数は切上げるものとします。

$$\text{調整後発行価額}=\text{調整前発行価額}\times\frac{1}{\text{分割・併合の比率}}$$

5の2．取締役または使用人への譲渡および利益または資本準備金による消却に係る自己株式の取得等の状況

(1) 前授権期間における自己株式の取得等の状況

該当事項はありません。

(2) 当定時株主総会における自己株式取得に係る授権状況

該当事項はありません。

6. 配　当　政　策

当社は従来より積極的な還元政策を実行してまいりました。当期につきましても、前期と同じ年間1株当たり38円の配当を行いました。今後とも将来的な事業展開、財務体質の強化などを勘案し、経営成績に応じた利益還元に努めていく所存であります。

今後の内部留保資金につきましては、設備投資および研究開発投資のための原資として、業績の向上および新分野への進出のために有効に活用するとともに、安定的な配当の財源とする所存であります。

なお、当社は平成7年9月7日に1999年満期円建転換社債を発行した際、平成8年3月期以降の3決算期間において平均21%の配当性向を維持するよう公約しており、当期は当該公約期間の第3期目にあたります。

これまでの公約遵守状況は以下のとおりであります。

	公約配当性向	実質配当性向	公約達成率
〈ファイナンス直前期〉平成7年3月期	— %	27.11 %	— %
〈ファイナンス後〉平成8年3月期	21 %	72.06 %	343.1 %
〈ファイナンス後〉平成9年3月期	21 %	68.63 %	326.8 %
〈ファイナンス後〉平成10年3月期	21 %	— %	— %

（注）　当該公約維持期間において利益配分の増加は行っておりません。

7. 株価および株式売買高の推移

	回次	第36期	第37期	第38期	第39期	第40期
最近5年間の事業年度別最高・最低株価	決算年月	平成6年3月	平成7年3月	平成8年3月	平成9年3月	平成10年3月
	最高	円 11,500	8,010	6,080	5,420	4,270
	最低	円 7,010	4,050	2,630	3,070	1,980

	月別	平成9年10月	平成9年11月	平成9年12月	平成10年1月	平成10年2月	平成10年3月
当事業年度中最近6箇月間の月別最高・最低株価および株式売買高	最高	円 3,520	3,100	3,000	2,960	2,690	2,670
	最低	円 2,830	2,690	2,170	1,980	2,310	2,260
	売買高	千株 2,027	1,517	2,705	2,232	1,999	2,941

（注）　株価および株式売買高は東京証券取引所市場第一部におけるものであります。

8. 役員の状況

役名および職名	氏名 (生年月日)	略歴	所有株式数
代表取締役 会長	大川　功 (大正15年5月19日)	昭和23年3月　早稲田大学専門部工科卒業 昭和37年5月　大阪計算代行㈱取締役 昭和41年3月　㈱日本計算センター取締役大阪営業所長 昭和43年10月　コンピューターサービス㈱（現㈱CSK）設立代表取締役社長 昭和58年10月　㈱シー・エス・ケイ総合研究所代表取締役会長（現任） 昭和59年4月　当社代表取締役会長 昭和59年9月　共同VAN㈱（現CSKネットワークシステムズ㈱）代表取締役社長（現任） 昭和62年12月　日本カードセンター㈱代表取締役社長（現任） 平成2年4月　ＣＳＫ興産㈱代表取締役社長（現任） 平成2年7月　当社取締役会長 平成2年12月　㈱ＣＳＫ代表取締役会長兼社長 平成4年3月　スーパーソフトウェア㈱代表取締役会長（現任） 平成5年12月　ＣＳＩ㈱代表取締役社長（現任） 平成6年6月　アイ・エヌ・エス㈱（現㈱サービスウェア・コーポレーション）代表取締役会長（現任） 平成8年3月　ＣＳＫベンチャーキャピタル㈱代表取締役会長（現任） 平成8年6月　㈱ＣＳＫ代表取締役会長（現任） 平成9年3月　デジタル・メディア・ラボ㈱代表取締役会長（現任） ネクストコム㈱代表取締役会長兼社長（現任） 平成9年6月　当社代表取締役会長（現任）	千株 2,175
代表取締役 副会長	中山　隼雄 (昭和7年5月21日)	昭和34年3月　千葉大学文理学部修了 昭和43年6月　㈱エスコ貿易設立代表取締役社長 昭和54年1月　当社代表取締役副社長 昭和58年7月　代表取締役社長 昭和59年7月　セガ　ヨーロッパ　リミテッド(現セガ アミューズメンツ ヨーロッパ リミテッド)代表取締役社長 昭和60年12月　コンピューターサービス㈱（現㈱CSK）取締役（現任） 昭和61年5月　セガ　エンタープライゼス，インク．(U.S.A.) 代表取締役社長 昭和62年7月　リンガフォン・ジャパン㈱代表取締役社長 昭和62年8月　セガ　オブ　アメリカ，インク．代表取締役社長 平成元年3月　リンガフォン・ジャパン㈱代表取締役会長 平成2年6月　㈱亜土電子工業取締役会長 平成2年10月　セガ　オブ　アメリカ，インク．取締役会長 平成3年7月　セガ　アミューズメンツ　ヨーロッパリミテッド取締役会長 セガ　ヨーロッパ　グループ　リミテッド取締役会長 セガ　ヨーロッパ　リミテッド取締役会長 平成4年9月　㈱シー・エス・ケイ総合研究所代表取締役社長 平成6年10月　セガ　ホールディングズ　U. S. A., インク．取締役会長 平成10年2月　当社代表取締役 平成10年6月　代表取締役副会長（現任）	3,162

役名および職名	氏名 （生年月日）	略歴		所有株式数
代表取締役 社長	入交昭一郎 (昭和15年1月3日)	昭和38年3月	東京大学工学部卒業	千株 3
		昭和38年4月	㈱本田技術研究所入社	
		昭和54年5月	本田技研工業㈱取締役	
		昭和57年10月	常務取締役	
		昭和59年5月	ホンダ　オブ　アメリカ　マニュファクチュアリング・インコーポレーテッド取締役社長	
		平成元年6月	本田技研工業㈱専務取締役	
		平成2年6月	取締役副社長	
		平成4年6月	常任顧問	
		平成5年6月	当社顧問 代表取締役副社長研究開発・製造・生産担当	
		平成5年10月	代表取締役副社長コンシューマ研究開発統括本部長兼事業開発室長兼アミューズメント研究開発統括本部・ハードウェア研究開発統括本部・生産統括本部・品質保証本部管掌	
		平成6年3月	㈱ネクステック取締役会長	
		平成6年6月	㈱シー・エス・ケイ総合研究所代表取締役社長（現任） ㈱エスアイエレクトロニクス代表取締役会長	
		平成6年7月	㈱セガ・デジタル・コミュニケーションズ代表取締役会長	
		平成6年10月	当社代表取締役副社長Ｒ＆Ｄグループ・品質保証本部・知的財産権部管掌	
		平成8年4月	代表取締役副社長コンシューマＲ＆Ｄ・生産グループ・海外コンシューマグループ・品質保証本部・マルチメディア推進室・知的財産権部・Ｒ／３導入推進室管掌兼コンシューマソフト研究開発本部長	
		平成8年7月	セガ　オブ　アメリカ，インク．取締役会長（現任）	
		平成9年4月	当社代表取締役副社長コンシューマグループ・品質保証本部・知的財産権部・Ｒ／３導入推進室管掌	
		平成9年6月	代表取締役副社長コンシューマグループ管掌兼品質保証本部・知的財産権部管掌	
		平成9年8月	代表取締役副社長コンシューマグループ管掌兼知的財産権部管掌	
		平成10年2月	代表取締役社長（現任）	
代表取締役 副社長 アミューズメント 事業統括本部長	鈴木久司 (昭和16年11月17日)	昭和35年3月	私立東京工業高等学校卒業	14
		昭和37年3月	当社入社	
		昭和58年10月	研究開発事業部生産技術部長	
		昭和59年11月	第二研究開発部長	
		昭和61年4月	研究開発本部副本部長	
		昭和62年5月	研究開発本部長	
		昭和62年7月	取締役研究開発本部長	
		平成元年7月	常務取締役研究開発本部長	
		平成5年10月	常務取締役アミューズメント研究開発統括本部長兼アミューズメントソフト研究開発本部長	
		平成7年6月	常務取締役アミューズメントＲ＆Ｄ・生産グループ管掌兼アミューズメントソフト研究開発本部長	
		平成9年4月	常務取締役アミューズメントＲ＆Ｄ・生産本部管掌兼アミューズメント研究開発本部長	
		平成9年6月	専務取締役アミューズメントＲ＆Ｄ・生産本部管掌兼アミューズメント研究開発本部長	
		平成10年6月	代表取締役副社長アミューズメント事業統括本部長（現任）	

役名および職名	氏名 (生年月日)	略歴	所有株式数
代表取締役 副社長 コンシューマ 事業統括本部長	廣瀬禎彦 (昭和18年4月4日)	昭和44年3月　慶応義塾大学大学院工学研究科修了 昭和44年4月　日本アイ・ビー・エム㈱入社 平成元年1月　広報宣伝部長 平成3年4月　西部営業統括本部長 平成6年1月　PC事業本部事業推進部長 平成8年1月　コンシューマ事業部長 平成8年6月　㈱アスキー常務取締役 ㈱アスペクト代表取締役社長（現任） 平成8年10月　㈱アスキー専務取締役 平成10年4月　当社特別顧問 平成10年6月　代表取締役副社長コンシューマ事業統括本部長（現任） ㈱セガ・デジタル・コミュニケーションズ代表取締役会長（現任）	千株 —
取締役	福島吉治 (昭和8年10月5日)	昭和31年3月　滋賀大学経済学部卒業 昭和31年4月　野村證券㈱入社 昭和53年12月　取締役 昭和56年12月　常務取締役 昭和58年12月　代表取締役専務 昭和59年12月　代表取締役副社長 平成2年6月　野村證券投資信託委託㈱（現野村アセット・マネジメント投信㈱）代表取締役社長 平成6年6月　代表取締役会長 平成7年6月　取締役会長 平成8年6月　㈱ＣＳＫ代表取締役社長（現任） 平成8年6月　当社取締役（現任）	—
取締役	秋元康 (昭和33年5月2日)	昭和57年3月　中央大学文学部中退 昭和60年12月　㈱秋元康事務所取締役（現任） 平成8年7月　㈱ネクストエンタテインメント取締役（現任） 平成10年6月　当社取締役（現任） (社)日本作詩家協会評議員、(社)日本音楽著作権協会評議員、作詞家。	—
取締役	角川歴彦 (昭和18年9月1日)	昭和41年3月　早稲田大学第一政経学部卒業 昭和41年4月　㈱角川書店入社 昭和50年6月　営業局長 昭和50年11月　専務取締役 平成4年6月　取締役副社長 平成5年3月　㈱メディアワークス代表取締役社長 平成5年10月　㈱角川書店代表取締役社長（現任） 平成7年6月　㈱メディアワークス取締役会長(現任) 平成10年6月　当社取締役（現任）	—
取締役	園山征夫 (昭和19年1月1日)	昭和42年3月　慶應義塾大学経済学部卒業 昭和42年4月　㈱三和銀行入行 昭和59年8月　㈱CSK入社 昭和61年11月　㈱ベルシステム二四（現㈱ベルシステム24）専務取締役 昭和62年8月　代表取締役社長（現任） 平成6年6月　㈱CSK取締役（現任） 平成10年6月　当社取締役（現任）	—
常勤監査役	家田和忠 (昭和12年11月8日)	昭和36年3月　名古屋大学経済学部卒業 昭和36年4月　㈱三和銀行入行 昭和58年7月　新瑞橋支店長 昭和63年7月　当社理事経理本部副本部長 平成元年5月　理事経理本部長 平成元年7月　取締役経理本部長 平成6年4月　取締役情報システム本部長兼管理本部副本部長 ㈱セガ・リース代表取締役社長 平成6年10月　当社取締役管理本部長 平成9年6月　常勤監査役（現任）	3

役名および職名	氏名 （生年月日）	略歴	所有株式数
常勤監査役	石川正直 （昭和2年12月21日）	昭和24年3月　早稲田大学付属早稲田専門学校商科卒業 昭和47年4月　松岡満運輸㈱取締役社長室長 昭和53年8月　㈱エスコ貿易総務部長 昭和60年4月　当社入社経理本部財務部長代理 平成3年4月　経理本部財務部参事 平成6年6月　常勤監査役（現任）	千株 1
監査役	宮崎金助 （昭和2年8月21日）	昭和23年5月　大蔵省入省 昭和30年3月　法政大学経済学部商業学科卒業 昭和44年1月　税理士資格取得 昭和53年7月　王子税務署副署長 昭和58年7月　東京国税局統括国税調査官 昭和59年9月　八重洲総合事務所税理士（現任） 昭和61年7月　当社監査役（現任）	2
監査役	外立憲治 （昭和22年6月22日）	昭和46年3月　早稲田大学政治経済学部卒業 昭和48年4月　弁護士登録 昭和50年2月　サリバンクロムウエル法律事務所（米国）勤務 昭和50年7月　デバボイス・プリンプトン・ライオンズ・ゲイツ事務所（米国）勤務 昭和55年10月　外立法律事務所所長（現任） 昭和59年4月　当社監査役（現任）	0
計	13名		5,361

（注）　監査役宮崎金助および外立憲治は株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役であります。

9. 従 業 員 の 状 況

(1) 従業員数、平均年令、平均勤続年数および平均給与月額

区　　　分	従 業 員 数	平 均 年 令	平均勤続年数	平均給与月額
男　　　子	3,439 人	31 才 6 カ月	7 年 0 カ月	318,463 円
女　　　子	543	28　10	5　0	238,261
計または平均	3,982	31　2	6　9	307,498

(注) 1. 平均給与月額は、平成10年３月度の税込支給額（基準外賃金を含む）で賞与は含んでおりません。
2. 従業員数には、嘱託・エリア社員305人（男子216人・女子89人）が含まれております。
3. 上記のほかに期中平均で7,808人の臨時従業員を雇用しております。
4. 60才定年制を採用しております。

(2) 労 働 組 合 の 状 況

当社ではゼンキン連合東京セガ労働組合および全日本金属情報機器労働組合東京地方本部大田地域支部セガ・エンタープライゼス分会の２つの組合が結成されております。

なお、労使関係については良好であります。

第2　事業の概況

1．会社の目的および事業の内容

(1) 会社の目的

(1) 業務用遊戯娯楽機械器具、業務用遊技娯楽機械器具、遊園地用乗物機械器具、電気機械器具、電子応用機械器具、光学機械器具、事務用機械器具、学習用機械器具、運動用機械器具、健康促進用機械器具、自動販売用機械器具、両替用機械器具、景品引換用機械器具、写真用機械器具およびこれらに付随または類似する機械器具、部品、材料ならびにその他の商品の企画、製造、販売ならびに輸出入
(2) 前号記載の品目の賃貸、サービスならびに保守管理
(3) 第1号記載の品目を設置し、運営する店舗の経営
(4) 電子応用機械器具関連のソフトウェア、ハードウェアおよび電子部品の研究、開発、製造ならびに販売
(5) 娯楽用品、運動具、玩具、人形、楽器、洋品、雑貨等の企画、製造、販売ならびに輸出入
(6) レコード、音楽テープ、コンパクトディスク、レーザーディスク、映画、印刷物その他音・映像・データ等の記録媒体の企画、制作、製造、販売、レンタルならびに輸出入
(7) 食料品の販売ならびに飲食店の経営
(8) ホテル、スポーツ施設、ゴルフ場、遊戯場、遊技場の経営および設計、施工ならびにその会員権の販売
(9) 室内外装工事の設計、管理および各種建材の製造、輸出入および販売
(10) キャラクター商品（個性的な名称や特徴を有している人物、動物等の画像を付けたもの）の企画
(11) 前号記載のキャラクター商品を使用した第5号、第6号記載の品目の製造ならびに販売
(12) 工業所有権、著作権、その他知的財産権の実施許諾
(13) ケーブルテレビ、電話回線等の通信手段を利用した音・映像・データ等情報提供サービス事業
(14) 放送法によるテレビジョンその他一般放送事業
(15) 放送番組、企画、製作および販売
(16) 新聞、雑誌、放送、屋外、交通、ダイレクトメール、その他各種広告の取り扱い、および販売促進活動ならびに宣伝広告活動に係わる業務
(17) 広告表現に関する企画、制作
(18) 広告、宣伝広告活動、販売促進活動を目的とした各種催物の企画、開催
(19) 演芸、映画、その他各種の興行
(20) 旅行業代理店業
(21) 不動産の売買、斡旋、賃貸借および管理
(22) 損害保険代理業
(23) 前各号に附帯する一切の業務

(注) 1．上記項目のうち「(14)放送法によるテレビジョンその他一般放送事業」、「(20)旅行業代理店業」および「(22)損害保険代理業」については現在営んでおりません。

2．平成10年6月26日開催の定時株主総会における定款の一部変更の決議により、会社の目的のうち現行の4号、8号、22号は一部追加し、6号、13号は技術進歩に対応した表現に変更し、9号、15号は字句を整備しております。

(4) 電子応用機械器具関連のソフトウェア、ハードウェアおよび電子部品の研究、開発、製造、販売ならびに輸出入
(6) レコード、音楽テープ、コンパクトディスク、レーザーディスク、ビデオテープ、デジタルビデオディスク、映画、印刷物その他音、映像、データ等の記録媒体の企画、制作、製造、販売、レンタルならびに輸出入
(8) 各種土木施設工事・建築施設工事・工作物（ホテル、スポーツ施設、ゴルフ場、遊戯場、遊技場等）の設計・施工および経営ならびにその会員権の販売
(9) 各種施設の室内・外装工事の設計、施工管理および各種建材の製造および販売
(13) ケーブルテレビ、電話回線、通信衛星等の通信手段を利用した音、映像、データ等情報提供サービス事業
(15) 放送番組の企画、制作および販売
(22) 損害保険代理業ならびに生命保険募集業務

(2) 事業の内容

① 経営組織図



取締役会
監査役
監査役会
会長
社長
トップマネジメント戦略スタッフグループ
副社長
社長室
事業戦略室
監査室
アミューズメントグループ
コンシューマグループ
TOYグループ
アミューズメント機器事業本部
アミューズメント施設事業本部
アミューズメント海外事業本部
アミューズメントR&D・生産本部
コンシューマ事業本部
コンシューマR&D・生産本部
コーポレイト・スタッフ・グループ
アミューズメント販売事業部
アミューズメント特機事業部
ディベロッパー事業部
アミューズメントテーマパーク事業部
東日本営業事業部
西日本営業事業部
欧米事業部
アジア事業部
アミューズメント研究開発本部
アミューズメント生産本部
サターン事業部
海外事業部
コンシューマソフト研究開発本部
コンシューマ開発生産本部
PC事業部
TOY開発生産本部
TOY事業部
メディア統括本部
総務本部
管理本部
情報システム本部
法務本部

（注） なお、平成10年６月26日付で、以下の組織になっております。


取締役会
監査役
監査役会
会長
副会長
社長
社長室
事業戦略室
監査室
アミューズメント事業統括本部
コンシューマ事業統括本部
コーポレイトスタッフ統括本部
AM経営企画室
CS経営企画室
経営企画室
アミューズメント機器事業本部
アミューズメント施設事業本部
アミューズメントR&D・生産本部
国内販売事業部
AM関連機器事業部
海外販売事業部
ディベロッパー事業部
アミューズメントテーマパーク事業部
東日本営業事業部
西日本営業事業部
アミューズメント研究開発本部
アミューズメント生産本部
コンシューマソフト事業部
コンシューマ開発生産本部
サターン事業部
メディア本部
総務本部
管理本部
情報システム本部
法務本部

② 事業の内容

当社は、業務用アミューズメント機器およびコンシューマ機器その他製品の製造、販売、賃貸ならびにアミューズメント施設の運営を主な事業としております。なお、アミューズメント施設の運営については、「風俗営業等の規制及び業務の適正化等に関する法律」の適用を受けております。

各部門の主要な製品・商品の内容、担当事業部ならびに主要製品の製造工程の概略は次のとおりであります。

(イ) 主要な製品・商品の内容

売上区分	製品・商品区分	主要な製品・商品	売上高構成比率	
			第39期 (自平成8年4月1日 至平成9年3月31日)	第40期 (自平成9年4月1日 至平成10年3月31日)
製品・商品売上高	業務用機器	ビデオゲーム、メダルゲーム、プライズゲーム、自動販売機、両替機、IC基板、通信カラオケ	% 27.3	% 37.5
	コンシューマ機器	ホームビデオゲーム、玩具、教育機器	45.7	27.4
	計		73.0	64.9
アミューズメント施設収入		アミューズメント施設機器の料金収入	24.5	33.5
ロイヤリティ収入		各種ノウハウの提供による許諾料の収入	2.5	1.6
合計			100.0	100.0

(ロ) 担当部門

事業部名	主に担当する事業の内容
アミューズメント機器事業本部	国内における業務用機器、通信カラオケの販売
アミューズメント海外事業本部	海外における業務用機器の販売
コンシューマ事業本部	国内および海外におけるホームビデオゲームの販売、海外における玩具の販売
TOY事業部	国内における玩具の販売
アミューズメント施設事業本部	アミューズメント施設の運営

(ｳ) 主要製品の製造工程の概略

〔業務用機器〕



設計図
(外注)
筐体
コントロール部
電源部
ケーブル
その他特注部品
ＩＣ基板
ソフトウェア開発
マスターROM
量　産
検　査
(一部外注)
組　立
検　査
完成品
既成部品(モニター等)
(仕入原材料)

〔コンシューマ機器〕

a．ホームビデオゲーム機



設計図
(外注)
金型
成型品本体
プリント基板
付属品
梱包箱、化粧箱
検　査
(外注)
組　立
検　査
電子部品
(仕入原材料)
検　査
(外注)
梱　包
完成品

b．ゲームソフトウェア（CD-ROM）


ソフトウェア開発
マスターROM
（外注）
CD-ROM
検　査
（外注）
成　形
梱　包
完成品
印刷物

C．玩具


設計図
（外注）
金型
成型品
プリント基板
ケーブルその他部品
付属品
梱包箱、化粧箱
検　査
（外注）
組　立
検　査
検　査
（外注）
梱　包
完成品

(3)　事業内容の変更等

該当事項はありません。

2．　経営上の重要な契約

該当事項はありません。

3. 研 究 開 発 活 動

当社は、研究開発主導ハイテクアプリケーション型企業をめざし、研究開発体制の強化充実を経営戦略の最重要課題の一つとして取り組んでおります。

当期の研究開発の概要と主な成果および所有する工業所有権の件数は以下のとおりであります。

(1) 研 究 開 発 体 制

当社の研究開発部門は、業務用ソフトウェア、業務用メカトロニクス、コンシューマ用ソフトウェア、コンシューマ用ハードウェア、エレクトロニクス玩具、電子回路等に分業化されており、当期末における研究開発部門の従業員数は1,156名であります。

(2) 研 究 開 発 費 用

当期における研究開発費用は27,147百万円であり、研究開発費の対売上高比率は10.0%であります。

(3) 研 究 開 発 の 成 果

① 業務用機器

CG システムボード“MODEL 3”を使用した各種の差別化商品や新コンセプトのゲームを発売し、新しい客層を開拓することができました。CG システムボードにつきましては、機能およびコストとも、さらに市場競争力を高め、新しい客層を広げるための「新ボード」の研究開発を続けております。また、「メイキング倶楽部シリーズ」につきましてはフレームデザインの工夫等更なる開発を推進いたします。

② アミューズメントテーマパーク

アミューズメントテーマパーク用大型アトラクションとしましては、お化け屋敷プラスジェットコースターのスリルを小スペースで楽しめる「ホラーライド」ならびにワイドスクリーン全編 CG 映像付きオリジナルモーションベースにより、激流下りの体感シミュレーション「ワイルド リバー」等を新規設置し、集客力を高めることができました。引き続き既存機種の改良や新機種の開発、そして様々な新しい要素を盛り込んだテーマパークの実現に努めます。

③ コンシューマ機器

最大の課題であります次世代機の開発とコアユーザーのみならず周辺ライトユーザーを取り込める充実したソフトウェアの開発に注力いたします。

(4) 所有する工業所有権の件数

内訳 ＼ 種類	特許権	実用新案権	商標権	意匠権
取得済み件数	222 (135)	102 (7)	4,187 (2,415)	964 (630)
出願中件数	1,737 (807)	43 (2)	2,246 (1,568)	289 (144)
合計	1,959 (942)	145 (9)	6,433 (3,983)	1,253 (774)

(注) 括弧内の数字は海外における件数であり内数となっております。

第3　営業の状況

1．概　　　　　況

(1)　第39期（自平成8年4月1日　至平成9年3月31日）

当期のわが国の経済情勢は、前半は在庫調整の遅れや外需の減少により停滞を余儀なくされましたが、情報通信関連をはじめとした設備投資の堅調な推移、後半における個人消費の増加および円安効果により通年では緩やかな景気回復基調で推移いたしました。

当業界におきましては、個人消費の持ち直しを背景にクリエイティビティーを凝らした商品や諸々のエンターテイメント要素を加えた大型施設については進展がありましたものの、消費税率引き上げ、所得税・住民税の特別減税打ち切り等が見込まれたことから本格的な個人消費回復にはいたらず、マーケット全体としては回復感の乏しい厳しい中で推移いたしました。

業務用機器販売部門につきましては、国内、輸出ともに増収を達成することができました。国内につきましては、ＣＧ（コンピュータグラフィックス）システムボード“MODEL 3”を使用した格闘技ゲーム「バーチャファイター３」が大ヒットとなったほか、レーシングゲーム「スカッドレース」や格闘技ゲーム「ラストブロンクス」等最新のラインナップを揃え、強力な展開を行うとともに、「プリント倶楽部」をはじめとする「メイキング倶楽部シリーズ」で大規模な需要を喚起することに成功し、画期的な戦略商品として夢売り型自販機市場を確立いたしました。

輸出につきましても、「バーチャファイター３」をはじめレーシングゲーム「スカッドレース」等ＣＧゲームを中心としたヒットのほか、海外オペレーションを含めた積極販売で順調に推移いたしました。

コンシューマ機器販売部門の国内につきましては、競争激化のなか32ビット機「セガサターン」の販売に注力するとともに、ソフトウェア販売が比較的順調に推移し、特にＣＥＳＡ（コンピュータ　エンターテインメント　ソフトウェア　アソシエーション）大賞および部門賞を受賞したアドベンチャーゲーム「サクラ大戦」、各部門賞を受賞したアクションゲーム「ナイツ」、スポーツゲーム「デカスリート」、シューティングゲーム「バーチャコップ２」をはじめキャラクターゲーム「新世紀エヴァンゲリオン 2nd Impression」や格闘技ゲーム「ファイターズ　メガミックス」など魅力あるラインナップがヒットいたしました。

一方、輸出につきましては、アジア市場での拡充は図れましたが、米国市場では32ビット機の価格競争激化と16ビット機市場の急激な縮小により低迷を余儀なくされました。

アミューズメント施設運営部門につきましては、国内の従来型アミューズメント市場が成熟段階に入って停滞状況にあるなか、ＡＴＰ（アミューズメントテーマパーク）における福岡ジョイポリス、東京ジョイポリス、新宿ジョイポリスの３館オープン、大阪ドーム pa･dou にオープンしたセガ　アリーナの様なボウリング・物販・飲食など他の要素を加えたエンターテイメント・コンプレックスの展開、大ヒットシリーズ「バーチャファイター３」等の先端技術を駆使したＣＧゲームの投入およびプリント倶楽部をはじめとする「メイキング倶楽部シリーズ」の効率的設置により増収となりました。

このような厳しい環境のもと、当社は、業務用アミューズメント事業における画期的新製品の開発により新顧客層の取り込み、ＡＴＰのグレードアップ、コンシューマ事業における32ビット機「セガサターン」の販売強化および隣接分野の新規事業に積極的に取り組み、特にアミューズメント事業は新しい市場を拡大し順調に推移いたしました。

一方、厳しい競争の続く米国コンシューマ機器事業につきましては、32ビット機市場への急速な移行にあわせ、16ビット機関連製品の在庫処分を行うとともに、セガ　ホールディングズ U.S.A., インク.を清算し、リストラクチャリングを実施いたしました。これにともない、関係会社整理損229億４千万円を特別損失に計上しております。

これらの結果、売上高は3,599億３千万円（前期比4.0％増）、経常利益は333億５千万円（同5.2％増）、当期純利益は55億７千万円（同5.1％増）と、増収増益となりました。

(2) 第40期（自平成9年4月1日　至平成10年3月31日）

当期のわが国の経済情勢は、期初の消費税引き上げ、特別減税の打ち切り等により個人消費の低迷が長期化し、景気の停滞色が強い中で推移いたしました。期後半には財政デフレ要因、東南アジア経済の混乱および金融システム不安からさらに景気後退の状況となりました。

当業界におきましては、時機を捉えた遊びにつながる商品はヒットとなりましたが、個人消費の低迷から市場全体としては、引き続き足踏み状態の中で推移いたしました。

業務用機器販売部門の国内につきましては、「メイキング倶楽部シリーズ」に続く市場活性化の有力商品がなく、且つ経済不況と重なり市場は伸びのない成熟期の中にありましたが、CG（コンピュータグラフィックス）システムボード“MODEL 3”を使用したスポーツゲーム「バーチャストライカー2」やシューティングゲーム「ロストワールド」がヒットしたほか、新しいコンセプトのフィッシングゲーム「ゲットバス」、メダルゲーム「ロイヤルアスコット2」等で新しい客層への展開を行いました。「メイキング倶楽部シリーズ」につきましては、一時のブームはなくなりましたが、新タイプ「プリント倶楽部2」やフレームデザインの変更による商品等により堅調に推移いたしました。また、通信カラオケは市場環境から厳しい展開となりました。一方、風営法7号関連製品は売上に寄与いたしました。

輸出につきましては、スポーツゲーム「バーチャストライカー2」、シューティングゲーム「ザ ハウス オブ ザ デッド」、ドライビングゲーム「ハーレーダビットソン」、新しいコンセプトの体感ゲーム「トップ スケーター」等の差別化商品を揃え、販売促進に努めました。

コンシューマ機器販売部門につきましては、国内、輸出とも大幅な減収となりました。国内につきましては、32ビット機「セガサターン」における競合機種との厳しい競争の中、ユーザーのニーズにあったソフトウェアに重点を置いた利益重視の販売戦略を展開いたしました。ラインナップとしてはロールプレイングゲーム「グランディア」、アドベンチャーゲーム「サクラ大戦2」、シミュレーションゲーム「Jリーグプロサッカークラブをつくろう！2」など魅力ある商品を揃えヒットさせることができました。

一方、輸出につきましては、海外市場における32ビット機市場の引き続く価格競争およびアジアの経済不安から低迷を余儀なくされました。

PCにつきましては、セガ・オリジナルソフトのプレゼンスにより、また、トイ分野につきましては、エデュテイメントやキャラクター関連を中心に事業展開を行いました。

アミューズメント施設運営部門におきましては、個人消費の低迷から既存型店舗が停滞状況にあるなか、「メイキング倶楽部シリーズ」のブームもピークアウトし環境的には厳しい状況でありましたが、6館目のATP（アミューズメントテーマパーク）「京都ジョイポリス」を入場料を取らない初めてのケースとしてオープン、また新しい形態の店舗として「フェスティバルゲート（大阪）」や「クラブセガ横浜」を出店いたしました。また、お化け屋敷とジェットコースターのスリルが楽しめる「ホラーライド」や体感シミュレーション「ワイルド リバー」など魅力あるアトラクションの開発および隣接分野である物販・飲食、カラオケを含めた事業展開を行い増収となりました。

この様な環境のもと、当社は、業務用アミューズメント事業におきましては、ハイエンドテクノロジーを駆使した斬新なアイディアの新製品の投入、大型景品の市場の立ち上げおよび新しい形態の店舗展開に注力するとともに、コンシューマ機器事業につきましては、ユーザーの心を捉える付加価値の高いソフトウェアに重点をおいた事業展開を推進いたしました。一方、コンシューマ機器次世代機のステージを見据えて在庫処分等不良資産の一掃を行ったほか、セガ オブ アメリカ，インク．およびセガ オージーソフト ピーティーワイ，リミテッドの損失を単体決算に取り込み427億8千万円を特別損失に計上しております。

これらの結果、売上高は2,714億7千万円（前期比24.6％減）、経常利益は110億3千万円（同66.9％減）、当期純損失は433億円（前期は当期純利益55億7千万円）となりました。

（会社が対処すべき課題）

業務用機器販売部門におきましては、業界のリーディングカンパニーとしての戦略商品である“MODEL 3”ならびに市場のニーズにあった新しいシステムボードを使ったCGゲームをはじめ、新コンセプトのメダルゲーム機、新しい遊びを提案する体感物およびプライズ機等、女性･低年齢層やファミリー層等の新しい客層にもアピールできる集客力の高い商品を提供して、マーケットの活性化を図ります。また、「メイキング倶楽部シリーズ」については、新バージョンのクリエイティブな商品展開を進める所存であります。

コンシューマ機器販売部門におきましては、次世代機の立ち上げが最大の課題であります。ネクストステージへ向けて、ユーザー獲得のためのマーケティング展開、プロモーション展開、効率化した流通体制の整備およびアライアンスによるソフトコンテンツの拡充を図っていく所存であります。

アミューズメント施設運営部門におきましては、魅力あるアトラクションの開発とともに、ATPで「岡山ジョイポリス」と大阪「梅田ジョイポリス」（仮称）の2店舗をオープンします。また、浜大津をはじめ全国に6店舗の大型店を開設するとともに、映画館、ボウリング、カラオケ、飲食および物販等を併設したマルチエンターテイメントの構築を推進いたします。店舗運営はノウハウの改善をとおしてリピーターをはじめ、より多くのお客様に来場してもらう様サービスクオリティーの向上に努めます。一方、海外オペレーションにつきましては、アミューズメントが着実に開花するよう各地域ごとにオペレーションマインドに徹して市場を整備いたす所存であります。

（注） 営業の状況に記載した金額には、消費税等は含まれておりません。

2．生　産　能　力

当社は、多種多様の製品を生産しており、その生産形態から同一基準による適正な生産能力の算定が困難なため生産能力は記載しておりません。

3. 生　産　実　績

(1) 生　産　実　績

（単位　百万円）

区分 ＼ 期別	第39期（自 平成8年4月1日 至 平成9年3月31日）	第40期（自 平成9年4月1日 至 平成10年3月31日）
	金額	金額
業務用機器	75,586	71,649
コンシューマ機器	152,131	61,258
合計	227,717	132,907

（注）上記金額は、製造原価により算出したものであり、アミューズメント施設機器およびアミューズメント施設収入原価への振替高を含んでおります。

(2) 外　注　の　状　況

当社は、外注先との間で生産に関する技術およびノウハウの共有化を進めており、コンシューマ機器につきましては、基板の組立等の工程および完成品の組立作業のすべてを外注に依存しております。また、業務用機器につきましては、筐体の組立等の工程および完成品の組立作業の86％程度を外注に依存しております。

外注加工費の総製造費用に占める比率は、第39期35.2％、第40期24.7％であります。

(3) 原　材　料　の　状　況

(イ) 主要原材料の入手量、使用量および在庫量

原材料名	単位	第39期（自 平成8年4月1日 至 平成9年3月31日）			第40期（自 平成9年4月1日 至 平成10年3月31日）		
		入手量	使用量	在庫量	入手量	使用量	在庫量
IC	個	150,612,151	149,828,279	21,256,559	70,970,111	79,216,651	13,010,019
TVモニター	台	114,576	113,495	5,448	66,363	67,381	4,430
PCボード	枚	11,041,687	11,495,649	1,908,317	7,116,808	8,557,716	467,409

(ロ) 主要原材料の価格の推移

原材料名		第39期		第40期	
		平成8年9月	平成9年3月	平成9年9月	平成10年3月
IC	超小型演算装置（CPU）	100	93	81	81
	メモリー（ROM）	100	58	37	47
	論理回路（TTL）	100	98	98	98
TVモニター		100	100	97	88
PCボード		100	100	71	70

（注）第39期上半期末の購入単価を100とした指数により記載しております。

4. 受注状況と生産計画

(1) 受　注　状　況

当社は、見込生産形態を採っておりますが、コンシューマ機器のホームビデオゲームのソフトウェアにおいて、一部受注生産を行っております。

(単位　百万円)

期別 / 品目	第39期 (自 平成8年4月1日 至 平成9年3月31日)				第40期 (自 平成9年4月1日 至 平成10年3月31日)			
	受注高		受注残高		受注高		受注残高	
	数量	金額	数量	金額	数量	金額	数量	金額
コンシューマ機器	個 11,160,517	13,131	個 741,097	870	個 11,809,703	11,533	個 899,962	1,097
ホームビデオゲームソフトウェア	(151,260)	(93)	(118,995)	(123)	(37,543)	(46)	(118,995)	(123)

(注) 括弧内の数字は、輸出受注高および輸出受注残高であり内数となっており、受注高のうち輸出の占める割合は第39期0.7%、第40期0.7%であります。

(2) 今後6カ月間の生産計画

(単位　百万円)

区分	平成10年4月～6月	平成10年7月～9月	合計
業務用機器	30,400	28,700	59,100
コンシューマ機器	8,900	20,800	29,700
合計	39,300	49,500	88,800

(注) 上記金額は、製造原価により算出したものであり、アミューズメント施設機器およびアミューズメント施設収入原価への振替高を含んでおります。

5. 販　売　実　績

(1) 販　売　経　路

1) 製　品　・　商　品

国内のうち業務用機器はアミューズメント機器事業本部が担当し、原則として直販方式をとっております。販売先は卸売店、オペレーター等となっております。またホームビデオゲームはコンシューマ事業本部、玩具はＴＯＹ事業部が担当しており、原則として卸売店および当社関連会社へ販売しております。

海外市場は業務用機器についてはアミューズメント海外事業本部、コンシューマ機器についてはコンシューマ事業本部が担当しており、原則として代理店方式をとっております。販売先は当社子会社およびその他の販売業者であります。

2) アミューズメント施設収入

当社直営店および共同経営店のほか百貨店、スーパー、ショッピングセンター、ボウリング場、喫茶店等にアミューズメント施設機器を設置し、収入を得ております。

3) ロイヤリティ収入

当社製品の製造許諾契約等を他社と締結し、許諾料を得ております。

(2) 販　売　実　績

(単位　百万円)

区分＼期別		第39期(自 平成8年4月1日 至 平成9年3月31日)		第40期(自 平成9年4月1日 至 平成10年3月31日)	
		金額	輸出割合	金額	輸出割合
製品・商品売上高	業務用機器	98,241 (32,123)	32.7 %	101,890 (32,545)	31.9 %
	コンシューマ機器	164,394 (66,648)	40.5	74,375 (16,461)	22.1
	計	262,636 (98,771)	37.6	176,265 (49,007)	27.8
アミューズメント施設収入		88,190	―	90,957	―
ロイヤリティ収入		9,102 (7,239)	79.5	4,251 (2,309)	54.3
合計		359,929 (106,011)	29.4	271,474 (51,316)	18.9

(注) 1. 括弧内の数字は、輸出販売額であり内数となっております。
主な輸出地域および輸出販売額に対する割合は次のとおりであります。

輸出地域	第39期	第40期
北アメリカ	44.8 %	34.3 %
ヨーロッパ	32.3	28.0
アジア	18.9	32.5
その他	4.0	5.2
計	100.0	100.0

2. 主な相手先別の販売実績およびそれぞれの総販売実績に対する割合は次のとおりであります。

(単位　百万円)

相手先	第39期	
	金額	割合
㈱セガ・ユナイテッド	65,689	18.3 %
セガ オブ アメリカ, インク.	35,821	10.0

第40期総販売実績に対し、10%以上に該当する販売先はありません。

3. 販売数量は、品目が多岐にわたり数量表示が困難なため記載を省略しております。
4. アミューズメント施設収入のうち、共同経営店等の売上配分契約のあるものについては、当社に帰属する額を収入として計上しております。

第4　設　備　の　状　況

1．設　　　　　備

(1) 設備投資等の概要

新規店舗展開を積極的に推進するため、アミューズメント施設機器に17,329百万円、アミューズメント施設の新設にともなう敷金保証金に2,007百万円、アミューズメント施設の内外装工事（アミューズメント施設用備品を含む）に2,371百万円の設備投資を行っております。

(2) 事業所別設備の状況

事業所（所在地）		資産の種類／生産品目	土地 面積	土地 金額	建物 面積	建物 金額	建物付属設備	構築物	アミューズメント施設機器 台数	アミューズメント施設機器 金額	機械装置	車輌運搬具	工具器具備品	投下資本合計	従業員数
			㎡	百万円	㎡	百万円	百万円	百万円	台	百万円	百万円	百万円	百万円	百万円	人
本社（東京都大田区）		—	12,396.85	1,715	(7,919.59) 32,086.64	4,582	1,826	166	—	—	21	19	2,470	10,801	1,202
本社3号館（東京都大田区）		—	3,394.76	2,182	18,898.69	1,146	785	15	—	—	0	22	357	4,510	1,055
大森事業所（東京都大田区）		—	1,361.98	1,496	2,098.56	245	80	13	—	—	3	—	59	1,898	45
川崎事業所（川崎市）		—	—	—	(132.23) 132.23	—	5	—	—	—	—	—	0	5	67
矢口事業所（千葉県印旛郡）		業務用機器	34,844.20	2,076	17,872.85	1,426	295	132	—	—	50	1	41	4,024	134
営業・販売設備	札幌支店（札幌市豊平区）	—	708.46	57	481.17	38	4	0	—	—	—	0	0	101	15
	関西支店（豊中市）	—	1,944.64	59	3,912.05	1,134	188	130	—	—	—	0	3	1,516	58
	九州支店（福岡市博多区）	—	1,184.13	511	1,976.06	271	82	5	—	—	—	0	0	871	24
	北海道地区	—	—	—	(497.35 ※14,374.77) 14,872.12	—	483	5	5,668	1,027	—	0	45	1,562	64
	東北地区	—	—	—	(1,379.58 ※11,046.88) 12,426.46	—	369	8	7,045	1,414	—	0	76	1,868	104
	北関東地区	—	—	—	(1,746.94 ※35,232.62) 36,979.56	0	1,106	11	13,697	2,994	—	0	162	4,275	202
	東京地区	—	520.23	3,013	(198.00 ※19,589.06) 21,892.06	1,814	2,068	8	14,145	4,335	—	1	235	11,476	252
	西関東地区	—	330.00	16	(1,199.15 ※6,756.61) 25,637.76	505	1,012	194	9,113	2,023	—	0	103	3,855	157
	中部地区	—	—	—	(1,101.31 ※25,030.07) 26,131.38	—	1,065	13	9,558	1,721	0	1	95	2,896	126
	関西地区	—	867.07	7,289	(368.46 ※21,392.93) 31,499.40	1,285	1,727	221	9,658	3,468	1	0	258	14,252	187
	中国地区	—	—	—	(1,081.71 ※18,205.72) 19,287.43	—	576	0	8,839	1,767	—	2	81	2,428	131
	九州地区	—	—	—	(1,686.37 ※26,167.81) 27,854.18	1	1,010	0	11,555	2,345	2	0	102	3,463	159
	小計	—	5,554.53	10,947	(9,258.87 ※177,796.47) 222,949.63	5,052	9,697	599	89,278	21,098	4	6	1,165	48,570	1,479
その他	厚生施設	—	9,908.68	2,199	7,250.38	1,880	260	66	—	—	—	0	9	4,416	—
	その他	—	15,467.89	1,955	858.93	464	0	1	—	—	—	—	1	2,422	—
合計		—	82,928.89	22,573	(36,209.38 ※177,796.47) 302,147.91	14,798	12,949	995	89,278	21,098	79	50	4,105	76,651	3,982

（注）1.　金額は帳簿価額によっており、建設仮勘定は含んでおりません。
2.　建物面積の括弧内の数字は、賃借中の設備であり、内数となっております。なお、※は、アミューズメント施設直営店に係る部分であります。
3.　本社における工具器具備品（金型等）および大森事業所における機械装置は外注先に設置されております。
4.　営業･販売設備のなかのアミューズメント施設のうち直営店以外の面積については、算出が困難なため建物面積には含めておりません。なお、第40期末アミューズメント施設数は、直営店228カ所、その他829カ所であります。
5.　従業員数は嘱託・エリア社員305名を含んでおります。
6.　東京地区の土地は豊島区東池袋所在、西関東地区の土地は大和市所在、関西地区の土地は大阪市中央区所在、厚生施設の土地は大田区羽田（804.13㎡)、いわき市（279.84㎡)、山梨県南都留郡山中湖村（2,885.71㎡)、横浜市（1,042.54㎡）と川崎市（927.94㎡）および三重県志摩郡浜島町（3,968.52㎡）所在であり、その他の土地は港区高輪（481.09㎡)、港区白金（171.32㎡)、相模原市（405.00㎡)、逗子市（2,472.48㎡）および北海道の原野、山林（11,938.00㎡）であります。
7.　リース契約による主な賃借資産は下記のとおりであります。すべて所有権移転外のファイナンス･リースであります。

名称	リース契約期間	年間リース料
アミューズメント施設アトラクション	5～9年	1,525百万円
IBM AS400 本体および周辺機器	3～5年	113百万円
営業用車輛	3年	208百万円

2.　設備の新設、重要な拡充もしくは改修またはこれらの計画

（単位　百万円）

区分		設備の内容	予算額	既支払額	今後の所要資金	着工期日	完成(取得)予定期日
本社		研究開発用機器	4,300	－	4,300	※1	※1
矢口事業所		金型（外注先設置）	4,100	－	4,100	※1	※1
営業・販売設備	北海道地区	アミューズメント施設の新設にともなう敷金保証金	800	－	800		
		アミューズメント施設の内外装工事	600	－	600		
		アミューズメント施設機器	2,600	－	2,600		
		小計	4,000	－	4,000	※1	※1
	東北地区	アミューズメント施設の新設にともなう敷金保証金	300	－	300		
		アミューズメント施設の内外装工事	300	－	300		
		アミューズメント施設機器	3,400	－	3,400		
		小計	4,000	－	4,000	※1	※1
	北関東地区	アミューズメント施設の新設にともなう敷金保証金	1,200	－	1,200		
		アミューズメント施設の内外装工事	2,000	－	2,000		
		アミューズメント施設機器	7,200	－	7,200		
		小計	10,400	－	10,400	※1	※1
	東京地区	アミューズメント施設の新設にともなう敷金保証金	1,200	－	1,200		
		アミューズメント施設の内外装工事	1,500	－	1,500		
		アミューズメント施設機器	10,000	－	10,000		
		小計	12,700	－	12,700	※1	※1
	西関東地区	アミューズメント施設の新設にともなう敷金保証金	1,600	－	1,600		
		アミューズメント施設の内外装工事	1,500	－	1,500		
		アミューズメント施設機器	5,800	－	5,800		
		小計	8,900	－	8,900	※1	※1

区分		設備の内容	予算額	既支払額	今後の所要資金	着工期日	完成(取得)予定期日
営業・販売設備	中部地区	アミューズメント施設の新設にともなう敷金保証金	900	—	900		
		アミューズメント施設の内外装工事	1,200	—	1,200		
		アミューズメント施設機器	5,700	—	5,700		
		小計	7,800	—	7,800	※1	※1
	関西地区	アミューズメント施設の新設にともなう敷金保証金	2,000	—	2,000		
		アミューズメント施設の内外装工事	3,200	—	3,200		
		アミューズメント施設機器	9,700	—	9,700		
		小計	14,900	—	14,900	※1	※1
	中国地区	アミューズメント施設の新設にともなう敷金保証金	1,000	—	1,000		
		アミューズメント施設の内外装工事	1,300	—	1,300		
		アミューズメント施設機器	5,700	—	5,700		
		小計	8,000	—	8,000	※1	※1
	九州地区	アミューズメント施設の新設にともなう敷金保証金	1,400	—	1,400		
		アミューズメント施設の内外装工事	2,300	—	2,300		
		アミューズメント施設機器	6,300	—	6,300		
		小計	10,000	—	10,000	※1	※1
	地区合計	アミューズメント施設の新設にともなう敷金保証金	10,400	—	10,400		
		アミューズメント施設の内外装工事	13,900	—	13,900		
		アミューズメント施設機器	56,400	—	56,400		
		小計	80,700	—	80,700	※1	※1
合計			89,100	—	89,100		

(注) 1. ※1は平成10年4月1日から平成13年3月31日までに取得する予定であります。
2. 今後の所要資金89,100百万円は、全額自己資金でまかなう予定であります。
3. 金額には消費税等は含まれておりません。

第5　経　理　の　状　況

1.　当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号、以下「財務諸表等規則」という。)に基づいて作成しております。

また、金額は、百万円未満の金額を切捨てて表示しております。

2.　当社は、証券取引法第193条の2の規定に基づき、第39期事業年度(自 平成8年4月1日　至 平成9年3月31日)および第40期事業年度(自 平成9年4月1日　至 平成10年3月31日)の財務諸表について、中央監査法人の監査を受け、それぞれ別紙のとおり監査報告書を受領し、「第7　株式事務の概要」の直前に添付しております。

1. 財　務　諸　表

(1) 貸　借　対　照　表

（単位　百万円）

科目 ＼ 期別	第39期（平成9年3月31日現在） 金額		構成比	第40期（平成10年3月31日現在） 金額		構成比	比較増減（△）
			%			%	
（資産の部）							
I 流動資産							
1. 現金及び預金		76,110			42,987		
2. 受取手形※1		8,977			9,967		
3. 売掛金※1 ※2		65,365			47,756		
4. 有価証券		3,225			4,495		
5. リース債権譲渡型小口化債権		—			4,000		
6. 特定金銭信託※2		10,000			6,007		
7. 抵当証券		3,000			—		
8. 商品		3,332			3,141		
9. 製品		15,066			12,151		
10. 原材料		16,088			14,426		
11. 仕掛品		3,545			4,900		
12. 貯蔵品		1,767			2,331		
13. 前渡金		767			458		
14. 前払費用		9,659			11,200		
15. 関係会社短期貸付金		2,100			3,945		
16. 未収入金※2		4,958			7,884		
17. 自己株式		2			3		
18. その他		2,931			3,060		
貸倒引当金		△ 576			△ 485		
流動資産合計		226,321	58.4		178,233	51.4	△48,087
II 固定資産							
(1) 有形固定資産							
1. アミューズメント施設機器	62,683			69,071			
減価償却累計額	△43,656	19,027		△47,973	21,098		
2. 建物	42,739			46,026			
減価償却累計額	△15,458	27,280		△18,278	27,748		
3. 構築物	1,765			1,845			
減価償却累計額	△ 706	1,058		△ 850	995		
4. 機械装置	222			211			
減価償却累計額	△ 129	93		△ 132	79		
5. 車輌運搬具	168			160			
減価償却累計額	△ 102	65		△ 110	50		
6. 工具器具備品	21,139			20,574			
減価償却累計額	△16,175	4,964		△16,469	4,105		
7. 土地		22,531			22,573		
8. 建設仮勘定		—			125		
有形固定資産合計		75,020	19.4		76,777	22.2	1,756

（単位　百万円）

科目 ＼ 期別	第39期（平成9年3月31日現在）金額		構成比	第40期（平成10年3月31日現在）金額		構成比	比較増減（△）
			%			%	
(2) 無形固定資産							
1. 借地権		245			1,540		
2. 商標権		52			40		
3. 電話加入権		111			125		
4. その他		18			16		
無形固定資産合計		427	0.1		1,723	0.5	1,295
(3) 投資その他の資産							
1. 投資有価証券※2		18,556			16,696		
2. 関係会社株式※2		30,797			33,138		
3. 出資金		1,606			2,448		
4. 関係会社出資金		240			277		
5. 長期貸付金※2		1,903			4,078		
6. 従業員長期貸付金		26			71		
7. 関係会社長期貸付金		868			42,084		
8. 固定化営業債権※3		837			2,198		
9. 敷金保証金		22,023			22,373		
10. 長期前払費用		6,416			6,954		
11. その他		1,190			1,181		
貸倒引当金		△ 593			△42,387		
投資その他の資産合計		83,874	21.7		89,117	25.7	5,242
固定資産合計		159,322	41.2		167,618	48.4	8,295
III 繰延資産							
1. 社債発行費		262			—		
2. 社債発行差金		1,372			686		
繰延資産合計		1,634	0.4		686	0.2	△ 948
資産合計		387,278	100.0		346,538	100.0	△40,740
（負債の部）							
I 流動負債							
1. 支払手形		19,833			27,089		
2. 買掛金		17,879			23,558		
3. 1年内償還予定転換社債		—			19,897		
4. 未払金		1,787			744		
5. 未払法人税等		4,824			3,188		
6. 未払事業税等		1,492			1,058		
7. 未払費用※1 ※2		14,209			11,605		
8. 前受金		1,482			318		
9. 預り金		535			494		
10. その他		94			753		
流動負債合計		62,141	16.0		88,709	25.6	26,567

（単位　百万円）

科目＼期別	第39期（平成9年3月31日現在）金額		構成比	第40期（平成10年3月31日現在）金額		構成比	比較増減（△）
			%			%	
II 固定負債							
1. 転換社債		143,607			123,710		
2. 退職給与引当金		632			594		
3. 役員退職慰労金引当金		286			275		
4. その他		1,319			1,213		
固定負債合計		145,844	37.7		125,793	36.3	△20,051
負債合計		207,986	53.7		214,502	61.9	6,516
（資本の部）							
I 資本金 ※4		39,153	10.1		39,153	11.3	—
II 資本準備金		38,699	10.0		38,699	11.2	—
III 利益準備金		1,982	0.5		2,377	0.7	395
IV その他の剰余金							
1. 任意積立金							
1) 固定資産圧縮積立金	312			301			
2) 別途積立金	89,891	90,204		90,891	91,193		
2. 当期未処分利益		9,253			—		
当期未処理損失		—			39,388		
その他の剰余金合計		99,457	25.7		51,804	14.9	△47,652
資本合計		179,292	46.3		132,035	38.1	△47,257
負債・資本合計		387,278	100.0		346,538	100.0	△40,740

(2) 損 益 計 算 書

（単位　百万円）

科目 ＼ 期別	第39期 (自 平成8年4月1日 至 平成9年3月31日) 金額		百分比	第40期 (自 平成9年4月1日 至 平成10年3月31日) 金額		百分比	比較増減 (△)
			%			%	
Ⅰ 売上高							
1. 製品売上高※1	250,010			139,554			
2. 商品売上高※1	12,626			36,710			
3. アミューズメント施設収入※1	88,190			90,957			
4. ロイヤリティ収入※1	9,102	359,929	100.0	4,251	271,474	100.0	△88,455
Ⅱ 売上原価							
1. 製品売上原価							
1) 製品期首たな卸高	23,947			15,066			
2) 当期製品製造原価	226,537			131,327			
3) 他勘定受入高※2	933			1,403			
小計	251,418			147,796			
4) 他勘定振替高※3	17,710			15,425			
5) 製品期末たな卸高	15,066			12,151			
合計	218,640			120,219			
2. 商品売上原価							
1) 商品期首たな卸高	681			3,332			
2) 当期商品仕入高	20,785			43,612			
3) 他勘定受入高※4	274			67			
小計	21,741			47,012			
4) 他勘定振替高※5	10,017			12,719			
5) 商品期末たな卸高	3,332			3,141			
合計	8,391			31,152			
3. アミューズメント施設収入原価	58,112	285,145	79.2	65,223	216,595	79.8	△68,549
売上総利益		74,784	20.8		54,878	20.2	△19,905
Ⅲ 販売費及び一般管理費							
1. 荷造発送費	4,493			4,453			
2. 広告費	13,734			8,453			
3. 貸倒引当金繰入額	31			1,466			
4. 従業員給料手当	5,273			5,636			
5. 従業員賞与	1,944			2,030			
6. 役員退職慰労金引当金繰入額	35			52			
7. 賃借料	2,578			2,612			
8. 事業税等※6	1,896			1,822			
9. 減価償却費	683			629			
10. 研究開発費	4,441			6,124			
11. 支払手数料	3,385			2,753			
12. その他	6,804	45,304	12.6	6,800	42,837	15.8	△ 2,466
営業利益		29,479	8.2		12,041	4.4	△17,438

(単位 百万円)

科目 ＼ 期別	第39期 (自 平成8年4月1日 至 平成9年3月31日) 金額		百分比	第40期 (自 平成9年4月1日 至 平成10年3月31日) 金額		百分比	比較増減 (△)
			%			%	
IV 営業外収益							
1. 受取利息※1	779			1,083			
2. 有価証券利息	234			68			
3. 仕入割引	32			17			
4. 受取配当金	381			162			
5. 為替差益	4,304			1,154			
6. 投資事業組合収益	—			1,193			
7. その他	1,466	7,200	2.0	1,567	5,246	1.9	△ 1,953
V 営業外費用							
1. 支払利息	156			131			
2. 社債利息	518			518			
3. 特定金銭信託評価損	—			3,992			
4. 社債発行費償却	977			262			
5. 社債発行差金償却	1,154			686			
6. その他	524	3,331	0.9	664	6,256	2.3	2,925
経常利益		33,348	9.3		11,030	4.0	△22,317
VI 特別利益							
1. 投資有価証券売却益	1,779			510			
2. 関係会社株式売却益※1	4,415	6,195	1.7	—	510	0.2	△ 5,685
VII 特別損失							
1. たな卸資産処分損※7	3,242			—			
2. 固定資産除却損※8	128			185			
3. 投資有価証券評価損	721			4,294			
4. 関係会社株式評価損	—			737			
5. 関係会社事業譲渡損※10	—			2,779			
6. 貸倒引当金繰入額※11	—			40,345			
7. 関係会社整理損※9	22,943	27,036	7.5	—	48,343	17.8	21,306
税引前当期純利益		12,507	3.5		—		△12,507
税引前当期純損失		—			36,802	△13.6	36,802
法人税及び住民税		6,936	1.9		6,498	2.4	△ 438
当期純利益		5,571	1.6		—		△ 5,571
当期純損失		—			43,300	△16.0	43,300
前期繰越利益		5,341			5,571		230
中間配当額		1,509			1,509		0
中間配当に伴う利益準備金積立額		150			150		0
当期未処分利益		9,253			—		△ 9,253
当期未処理損失		—			39,388		39,388

(イ) 製品製造原価明細書

（単位　百万円）

科目 ＼ 期別	第39期（自 平成8年4月1日 至 平成9年3月31日） 金額		構成比	第40期（自 平成9年4月1日 至 平成10年3月31日） 金額		構成比	比較増減（△）
			%			%	
I 材料費		108,318	47.8		64,578	48.1	△43,740
II 労務費		7,727	3.4		8,912	6.6	1,184
III 経費							
1. 外注加工費	79,633			33,105			
2. その他	30,736	110,369	48.8	27,665	60,770	45.3	△49,598
当期総製造費用		226,415	100.0		134,261	100.0	△92,153
期首仕掛品たな卸高		4,848			3,545		
合計		231,263			137,807		
他勘定振替高※2		1,180			1,579		
期末仕掛品たな卸高		3,545			4,900		
当期製品製造原価		226,537			131,327		

（注）

第39期	第40期
1. 原価計算の方法 組別総合原価計算を採用しております。	1. 同左
※2 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器　685百万円 アミューズメント施設収入原価　325百万円 その他　170百万円 計　1,180百万円	※2 他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器　760百万円 アミューズメント施設収入原価　593百万円 その他　225百万円 計　1,579百万円

(ロ) アミューズメント施設収入原価明細書

（単位　百万円）

科目 ＼ 期別	第39期（自 平成8年4月1日 至 平成9年3月31日） 金額		構成比	第40期（自 平成9年4月1日 至 平成10年3月31日） 金額		構成比	比較増減（△）
			%			%	
I アミューズメント施設機器減価償却費		12,904	22.2		13,564	20.8	660
II アミューズメント施設機器維持費		4,289	7.4		3,482	5.3	△ 807
III アミューズメント施設運営費							
1. 労務費	11,517			12,635			
2. 家賃	5,702			6,238			
3. 景品費	6,248			7,074			
4. 水道光熱費	3,381			4,046			
5. その他	14,068	40,918	70.4	18,182	48,176	73.9	7,258
当期アミューズメント施設収入原価		58,112	100.0		65,223	100.0	7,111

(3) 利益処分計算書

（単位　百万円）

科目 ＼ 期別	第39期（株主総会承認日 平成9年6月27日）金額		第40期（株主総会承認日 平成10年6月26日）金額	
I 当期未処分利益		9,253		—
当期未処理損失		—		39,388
II 任意積立金取崩高				
1. 固定資産圧縮積立金取崩高	10		10	
2. 別途積立金取崩高	—	10	45,000	45,010
合計		9,264		5,621
III 利益処分額				
1. 利益準備金	244		231	
2. 配当金	2,314		2,314	
3. 役員賞与金	133		—	
（取締役分）	(130)			
（監査役分）	(3)			
4. 任意積立金				
別途積立金	1,000	3,692	—	2,545
IV 次期繰越利益		5,571		3,075

（注）　固定資産圧縮積立金取崩高は租税特別措置法に基づくものであります。

項目＼期別	第39期	第40期
1. 有価証券の評価基準および評価方法	(1) 取引所の相場のある有価証券 移動平均法による低価法 (2) その他の有価証券 移動平均法による原価法 なお、特定金銭信託に含まれる有価証券についても上記の評価基準および評価方法によっております。	同　左 同　左
2. たな卸資産の評価基準および評価方法	移動平均法による原価法	同　左
3. 固定資産の減価償却の方法	(1) 有形固定資産 法人税法に基づく定率法 なお、アミューズメント施設機器の一部については使用年数を考慮し耐用年数を短縮しております。 ただし、定期借地権契約による借地上の建物・構築物については、耐用年数を定期借地権の残存期間、残存価額を零とした定額法によっております。 (2) 無形固定資産 法人税法に基づく定額法 (3) 長期前払費用 法人税法に基づく均等償却	同　左 同　左 同　左
4. 繰延資産の処理方法	(1) 社債発行費 支出時より3年間で毎期均等償却しております。 (2) 社債発行差金 割引転換社債の社債発行差金については、償還期限までの期間に対応して償却しております。期中に転換された割引転換社債に対応する社債発行差金の未償却残高についても一括償却し、営業外費用の社債発行差金償却に計上しております。なお、転換された割引転換社債の額面金額と発行価格との差額は営業外収益に計上しております。	同　左 同　左
5. 引当金の計上基準	(1) 貸倒引当金 債権の貸倒れによる損失に備えるため、法人税法の規定による限度額（法定繰入率）のほか、特定の債権について所要額を計上しております。 (2) 退職給与引当金 従業員への退職金支給に備えるため、期末自己都合要支給額（適格退職年金部分を除く）の100%を計上しておりましたが、平成2年6月より退職金制度の100%について適格退職年金制度（平成5年11月より調整年金制度）を採用したため過去勤務費用の掛金期間に対応して取崩しております。	同　左 同　左

項 目　　期 別	第 39 期	第 40 期
	(3) 役員退職慰労金引当金 役員への退職慰労金支給に備えるため、内規による必要額を計上しております。	同 左
6. リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	同 左
7. その他財務諸表作成のための重要な事項	(1) 調 整 年 金 制 度 平成5年11月1日より退職金制度の100%について調整年金制度を採用しております。 a) 平成9年3月31日現在の過去勤務費用の現在額は2,056百万円であります。 b) 過去勤務費用の掛金期間は20年であります。なお、移行にともなう退職給与引当金超過額は過去勤務費用の掛金期間に対応して取崩しております。 (2) 消費税の会計処理 税抜方式によっております。	(1) 調 整 年 金 制 度 平成5年11月1日より退職金制度の100%について調整年金制度を採用しております。 a) 平成10年3月31日現在の過去勤務費用の現在額は1,739百万円であります。 b) 過去勤務費用の掛金期間は20年であります。なお、移行にともなう退職給与引当金超過額は過去勤務費用の掛金期間に対応して取崩しております。 (2) 消費税等の会計処理 税抜方式によっております。

表示方法の変更

第 39 期	第 40 期
――――――	当期より投資事業組合収益が営業外収益の総額の100分の10を超えることとなったため、損益計算書上「投資事業組合収益」として区分掲記しております。なお、前期は営業外収益の「その他」に127百万円含まれております。

(貸借対照表関係)

第39期	第40期
※1 関係会社項目 関係会社に対する科目として区分掲記されたもののほか、次のものがあります。 受取手形 2,702百万円 売掛金 44,810百万円 未払費用 4,275百万円	※1 関係会社項目 関係会社に対する科目として区分掲記されたもののほか、次のものがあります。 受取手形 5,263百万円 売掛金 34,303百万円 未払費用 3,352百万円
※2 主な外貨建資産・負債は、次のとおりであります。 売掛金 17,174百万円 (51,924千USドル 50,592千Stgポンド 100,000千NTドル) 特定金銭信託 10,000百万円 (95,333千USドル) 未収入金 3,956百万円 (30,206千USドル 1,022千Stgポンド) 投資有価証券 4,057百万円 (30,837千USドル 102,141千NTドル その他) 関係会社株式 25,461百万円 (88,413千Stgポンド 69,650千USドル 16,706千Aドル 10,000千マレーシアドル その他) 長期貸付金 980百万円 (10,000千USドル) 未払費用 5,265百万円 (38,995千USドル 1,992千Stgポンド その他)	※2 主な外貨建資産・負債は、次のとおりであります。 売掛金 8,822百万円 (52,964千USドル 8,215千Stgポンド その他) 特定金銭信託 6,007百万円 (45,474千USドル) 投資有価証券 4,403百万円 (33,114千USドル 102千NTドル その他) 関係会社株式 28,263百万円 (92,913千Stgポンド 70,250千USドル 30,020千Aドル 6,750,000千韓国ウォン その他) 長期貸付金 3,781百万円 (27,095千USドル 8,000千Aドル) 未払費用 2,784百万円 (17,222千USドル 1,234千Stgポンド その他)
なお、外貨建長期金銭債権の決算時の為替相場による円換算額および換算差額は次のとおりであります。	なお、外貨建長期金銭債権の決算時の為替相場による円換算額および換算差額は次のとおりであります。

第39期

科目	外貨額	貸借対照表計上額	決算時の為替相場による円換算額	差額
	千USドル	百万円	百万円	百万円
長期貸付金	10,000	980	1,241	261(益)

第40期

科目	外貨額	貸借対照表計上額	決算時の為替相場による円換算額	差額
長期貸付金	千USドル 27,095	百万円 3,090	百万円 3,579	百万円 489(益)
同上	千Aドル 8,000	百万円 691	百万円 701	百万円 9(益)

第39期	第40期
※3 固定化営業債権は、破産債権、更生債権その他これらに準ずる債権であります。	※3 同左
※4 会社が発行する株式の総数 200,000,000株 発行済株式総数 100,633,718株	※4 会社が発行する株式の総数 200,000,000株 発行済株式総数 100,633,718株
5 輸出手形買取高(信用状のあるものまたは輸出手形保険を付しているものを除く) 12百万円	
6 保証債務 セガ エンタープライゼス, インク.(U.S.A.)のリース契約による建物賃借料の支払い(リース債務) 7,081百万円 (57,064千USドル)、セガ ゲームワークス L.L.C.のリース契約による建物賃借料の支払い (リース債務) 939百万円 (7,571千USドル)およびクロス プロダクツ リミテッドのリース契約による建物賃借料の支払い(リース債務) 158百万円 (781千Stgポンド) について、債務保証しております。	6 保証債務 (1) 保証債務 セガ エンタープライゼス, インク.(U.S.A.)のリース契約による建物賃借料の支払い(リース債務) 7,084百万円 (53,632千USドル)、セガ ゲームワークス L.L.C.のリース契約による建物賃借料の支払い (リース債務) 875百万円 (6,624千USドル)、クロス プロダクツ リミテッドのリース契約による建物賃借料の支払い(リース債務) 157百万円 (707千Stgポンド) およびアトラス ドリーム エンターテイメント カンパニー リミテッドの銀行借入297百万円(2,250千USドル)について、債務保証しております。 (2) 保証予約 セガ エンタープライゼス (オーストラリア) ピーティーワイ, リミテッドの銀行借入5,053百万円(57,650千Aドル)について、保証予約しております。

（損益計算書関係）

第　39　期	第　40　期
※1　関係会社項目 (1) 関係会社に対する売上高は、次のとおりであります。 製品売上高　147,607百万円 商品売上高　101百万円 アミューズメント施設収入　53百万円 ロイヤリティ収入　899百万円 (2) 関係会社に対する営業外収益は、次のとおりであります。 受取利息　50百万円 (3) 関係会社に対する特別利益は、次のとおりであります。 関係会社株式売却益　4,415百万円	※1　関係会社項目 (1) 関係会社に対する売上高は、次のとおりであります。 製品売上高　82,085百万円 商品売上高　120百万円 アミューズメント施設収入　45百万円 ロイヤリティ収入　1,067百万円 (2) 関係会社に対する営業外収益は、次のとおりであります。 受取利息　83百万円
※2　他勘定受入高の内訳は次のとおりであります。 アミューズメント施設機器　916百万円 その他　16百万円 計　933百万円	※2　他勘定受入高の内訳は次のとおりであります。 アミューズメント施設機器　890百万円 その他　512百万円 計　1,403百万円
※3　他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器　10,562百万円 アミューズメント施設収入原価　2,918百万円 その他　4,229百万円 計　17,710百万円	※3　他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器　11,519百万円 アミューズメント施設収入原価　3,453百万円 その他　452百万円 計　15,425百万円
※4　他勘定受入高の内訳は次のとおりであります。 アミューズメント施設機器　255百万円 その他　18百万円 計　274百万円	※4　他勘定受入高の内訳は次のとおりであります。 アミューズメント施設機器　67百万円
※5　他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器　3,405百万円 アミューズメント施設収入原価　5,458百万円 その他　1,153百万円 計　10,017百万円	※5　他勘定振替高の内訳は次のとおりであります。 アミューズメント施設機器　4,588百万円 アミューズメント施設収入原価　7,596百万円 その他　533百万円 計　12,719百万円
※6　事業税等には事業所税を含めております。	※6　事業税等には事業所税を含めております。
※7　16ビット機の周辺機器およびその対応ソフトに係る評価損および廃棄損であります。	
※8　固定資産除却損の内訳は次のとおりであります。 建物　128百万円	※8　固定資産除却損の内訳は次のとおりであります。 建物　185百万円
※9　関係会社整理損の内訳は次のとおりであります。 セガ ホールディングズ U.S.A.,インク.清算損失　22,943百万円	
	※10　関係会社であるセガ オージーソフト ピーティーワイ，リミテッドの事業譲渡にともなう株式売却損等であります。
	※11　貸倒引当金繰入額は長期貸付金に対するもの345百万円および関係会社長期貸付金（セガ オブ アメリカ，インク.）に対するもの40,000百万円であります。

(リース取引関係)

<table>
<tr><th>第　　39　　期</th><th>第　　40　　期</th></tr>
<tr><td>

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額および期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
アミューズメント施設機器	百万円 3,271	百万円 1,474	百万円 1,797
建物	3,332	803	2,528
その他	4,341	2,249	2,091
合計	10,945	4,527	6,417

(2) 未経過リース料期末残高相当額

1年内 2,014百万円
1年超 4,667百万円
合計 6,682百万円

(3) 支払リース料、減価償却費相当額および支払利息相当額

支払リース料 2,688百万円
減価償却費相当額 2,385百万円
支払利息相当額 354百万円

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

(3) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2. オペレーティング・リース(借手)取引

未経過リース料

1年内 33百万円
1年超 24百万円
合計 58百万円

</td><td>

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額および期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
アミューズメント施設機器	百万円 3,164	百万円 2,031	百万円 1,132
建物	3,517	1,280	2,237
その他	3,691	1,758	1,933
合計	10,373	5,069	5,303

(2) 未経過リース料期末残高相当額

1年内 2,057百万円
1年超 3,537百万円
合計 5,595百万円

(3) 支払リース料、減価償却費相当額および支払利息相当額

支払リース料 2,478百万円
減価償却費相当額 2,185百万円
支払利息相当額 324百万円

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

(5) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2. オペレーティング・リース(借手)取引

未経過リース料

1年内 41百万円
1年超 36百万円
合計 78百万円

</td></tr>
</table>

（有価証券の時価等関係）

有価証券の時価等

（単位　百万円）

種類	第39期（平成9年3月31日現在）			第40期（平成10年3月31日現在）		
	貸借対照表計上額	時価	評価損益	貸借対照表計上額	時価	評価損益
(1) 流動資産に属するもの						
株式	2	2	0	3	3	0
債券	—	—	—	—	—	—
その他	3,225	3,135	△ 90	2,501	2,375	△ 126
小計	3,228	3,137	△ 90	2,505	2,378	△ 126
(2) 固定資産に属するもの						
株式	11,164 (2,128)	12,317 (2,150)	1,152 (21)	10,337 (2,128)	11,050 (2,396)	712 (267)
債券	536	620	84	536	605	69
その他	—	—	—	—	—	—
小計	11,701 (2,128)	12,937 (2,150)	1,236 (21)	10,874 (2,128)	11,655 (2,396)	781 (267)
合計	14,929 (2,128)	16,075 (2,150)	1,145 (21)	13,379 (2,128)	14,034 (2,396)	654 (267)

（注）1.　時価（時価相当額を含む）の算定方法

①　上場有価証券　　主に東京証券取引所の最終価格であります。

②　店頭売買有価証券　　日本証券業協会が公表する売買価格等であります。

③　証券投資信託受益証券　　基準価格であります。

2.　株式には、自己株式を含めて表示しております。

なお、自己株式の評価損益は次のとおりであります。

	第39期	第40期
流動資産に属するもの	―	0百万円

3.　開示の対象から除いた有価証券の貸借対照表計上額

	第39期	第40期
（流動資産）コマーシャルペーパー	―百万円	1,993百万円
（固定資産）非上場株式（店頭売買株式を除く）	33,618百万円 (28,668百万円)	36,828百万円 (31,010百万円)
クローズド期間内の証券投資信託受益証券	32百万円	―百万円
非上場株式（店頭売買株式を除く）に係る新株引受権証券	1百万円	1百万円
非上場新株引受権付社債	―百万円	132百万円
非上場外国債券	4,000百万円	2,000百万円

4.　括弧内は関係会社に係るもので内書であります。

（デリバティブ取引関係）

1.　取引の状況に関する事項

当社では、外貨建債権債務（主に輸出入取引）の為替変動リスクをヘッジする目的で為替予約取引、通貨オプション取引を実需為替の範囲内で包括的に行っております。

これらの取引の管理は、関連担当役員および担当者をメンバーとする為替管理委員会を、週1回その他必要に応じ開催し、ここでヘッジ方針を検討、対応いたしております。なお、これらの取引は為替相場の変動によるリスクを有しており、また、通貨オプション取引をゼロコストで行う時に、やむをえずオプションを売却することがありますが、この場合、為替相場が思惑に反して大きくシフトすると不測の損害を被る危険性があるためその運用については、実需の範囲内に限定し、上記為替管理委員会にて慎重に検討、対応いたしております。

当事業年度末における為替予約残高は、このすべてを外貨建債権に振り当てております。他方、通貨オプション取引は、当事業年度末に残高はありませんので、時価の注記は行っておりません。

（1株当たり情報）

項目　＼　期別	第39期	第40期
1株当たり純資産額	1,781円64銭	1,312円4銭
1株当たり当期純利益金額 （△は当期純損失金額）	55円37銭	△　430円27銭
潜在株式調整後 1株当たり当期純利益	48円53銭	潜在株式調整後1株当たり当期純利益は1株当たり当期純損失が計上されているため記載しておりません。

(4) 附属明細表

1) 有価証券明細表

		銘柄	1株の金額	株式数	取得価額	貸借対照表計上額	摘要
株式	投資有価証券			株	百万円	百万円	
		シルバーラド リゾート,インク.	US$ 1,000	10,000	1,274	1,274	
		イーファ コーポレーション	NT$ 10.00	7,036,761	495	495	
		エヌビディア コーポレーション	無額面	750,000	425	425	
		アバルーサ インタラクティブ コーポレーション	US$ 1.00	4,000,000	428	428	
		プレディウム エンターテイメント コーポレーション	無額面	475,000	122	122	
		プラネットウェブ,インク.	US$ 0.001	306,748	108	108	
		ネットワーク コンピューター,インク.	US$ 0.001	1,989,222	242	242	
		セガ ゲーミング テクノロジー,インク.	US$ 0.001	117,794	116	116	
		ブリリアント デジタル エンターテイメント,インク.	US$ 0.001	780,001	518	257	
		ビジュアル コンセプツ エンターテイメント	無額面	343	395	395	
			円				
		日本カードセンター㈱	50,000	4,000	200	200	
		㈱キョクイチ	50	6,000,000	—	2,491	
		㈱住友銀行	50	1,218,659	—	1,658	
		㈱三和銀行	50	101,735	—	121	
		㈱あさひ銀行	50	197,000	—	107	
		㈱スペースネオトピア	50,000	2,000	100	100	
		データイースト㈱	500	92,500	185	185	
		日本アジア投資㈱	50,000	464,000	383	120	
		㈱タイカン	500	575,000	—	173	
		日本シスコシステムズ㈱	無額面	160	147	147	
		㈱ハーバーサーカス	50,000	2,000	100	100	
		㈱バンダイ	50	55,840	—	118	
		ジーアールホームネット㈱	50,000	9,000	450	450	
		㈱アスキー	50	3,500,000	3,045	3,045	
		㈱サービスウェア・コーポレーション	50,000	100	94	94	
		CSKネットワークシステムズ㈱	50,000	1,000	220	220	
		その他38銘柄		801,403	—	827	
		計		28,490,266	—	14,026	

		銘柄	券面総額	取得価額	貸借対照表計上額	摘要
公社債・国債及び地方債	投資有価証券		百万円	百万円	百万円	
		野村バンクインターナショナルユーロ円債	1,000	1,000	1,000	
		IBJファイナンスコーポレーションN.V.永久劣後債	1,000	1,000	1,000	
		エスブイエンジェル'96リミテッド2003年満期利益参加型社債	536	536	536	
		㈱トーワジャパン第3回無担保転換社債	132	132	132	
		計	2,668	2,668	2,668	

		種類及び銘柄	取得価額又は出資総額	貸借対照表計上額	摘要
その他の有価証券	一時所有の有価証券		百万円	百万円	
		〔投資信託受益証券〕			
		国際投信委託㈱国際300オープン	101	101	
		大和証券投資信託委託㈱業績株チャンス'93—12	100	100	
		三和投信㈱バランスファンドB93—12(分配型)	100	100	
		野村證券投資信託委託㈱ブレイク・スルー'94—05	200	200	
		野村證券CSフローター・ファンド'96—06	2,000	2,000	
		〔コマーシャルペーパー〕			
		ペガサス・ファンディング・コーポレーション	1,993	1,993	
		計	4,495	4,495	
	投資有価証券	その他新株引受権証券 2銘柄	1	1	
		計	1	1	

(注) 取引所の相場のある有価証券の評価基準について、簿価時価比較低価法（切り放し方式）を採用しているため当該銘柄については「取得価額」欄の記載を省略いたしました。

2) 有形固定資産等明細表

（単位 百万円）

資産の種類		期首残高	当期増加額	当期減少額	期末残高	減価償却累計額又は償却累計額	当期償却額	償却累計率	差引期末残高	摘要
有形固定資産	アミューズメント施設機器	62,683	17,329	10,941	69,071	47,973	13,619	% 69.5	21,098	
	建物	42,739	3,980	693	46,026	18,278	3,327	39.7	27,748	
	構築物	1,765	83	2	1,845	850	144	46.1	995	
	機械装置	222	6	17	211	132	16	62.3	79	
	車輌運搬具	168	10	18	160	110	22	68.7	50	
	工具器具備品	21,139	1,475	2,039	20,574	16,469	2,149	80.1	4,105	
	土地	22,531	42	—	22,573	—	—	—	22,573	
	建設仮勘定	—	617	492	125	—	—	—	125	
	計	151,249	23,546	14,206	160,590	83,813	19,279		76,777	
無形固定資産	借地権	—	—	—	1,540	—	—	—	1,540	
	商標権	—	—	—	130	89	12	68.5	40	
	電話加入権	—	—	—	125	—	—	—	125	
	その他	—	—	—	24	7	2	31.8	16	
	計	—	—	—	1,820	96	15		1,723	
長期前払費用		10,303	2,133	2,087	10,349	3,394	1,587	32.8	6,954	
繰延資産	社債発行費	787	—	787	—	787	262	100.0	—	
	社債発行差金	4,974	—	—	4,974	4,288	686	86.2	686	
	計	5,762	—	787	4,974	5,075	948		686	

(注) 1. アミューズメント施設機器の主な増加は、業務用ビデオゲーム5,347百万円とメダルゲーム4,910百万円であり、主な減少は業務用ビデオゲーム5,121百万円とメダルゲーム2,871百万円であります。
2. 建物の主な増加は、アミューズメント施設建物および内外装費1,815百万円であります。
3. 無形固定資産については、その金額が資産総額の100分の1以下のため「期首残高」、「当期増加額」および「当期減少額」の記載を省略いたしました。

3) 関係会社有価証券明細表

	銘柄	一株の金額	期首残高 株式数	期首残高 取得価額	期首残高 貸借対照表計上額	当期増加額 株式数	当期増加額 金額	当期減少額 株式数	当期減少額 金額	期末残高 株式数	期末残高 取得価額	期末残高 貸借対照表計上額	摘要
		円	株	百万円	百万円	株	百万円	株	百万円	株	百万円	百万円	
株式	セガ エンタープライゼス(オーストラリア)ピーティーワイ,リミテッド	Aドル 1	9,800,000	670 (9,800千Aドル)	661 (9,720千Aドル)	※1 16,000,000	1,352 (16,000千Aドル)	—	—	25,800,000	2,023 (25,800千Aドル)	2,013 (25,720千Aドル)	子会社
	セガ ヨーロッパ グループ リミテッド	Stgポンド 1	150,000,000	24,487 (150,000千Stgポンド)	0	—	—	—	—	150,000,000	24,487 (150,000千Stgポンド)	0	子会社
	セガ ヨーロッパ リミテッド	Stgポンド 1	211,401,203	14,122 (86,866千Stgポンド)	14,122 (86,866千Stgポンド)	※1 4,500,000	892 (4,500千Stgポンド)	—	—	215,901,203	15,014 (91,366千Stgポンド)	15,014 (91,366千Stgポンド)	子会社
	セガ アミューズメンツ タイワン リミテッド	NTドル 10	10,200,000	475 (102,000千NTドル)	475 (102,000千NTドル)	—	—	—	—	10,200,000	475 (102,000千NTドル)	475 (102,000千NTドル)	子会社
	セガ オージーソフト ピーティーワイ,リミテッド	Aドル 1	6,000,000	617 (6,986千Aドル)	617 (6,986千Aドル)	—	—	※3 6,000,000	617 (6,986千Aドル)	—	—	—	
	セガ シンガポール ピーティーイー,リミテッド	Sドル 1	1,500,000	103 (1,500千Sドル)	103 (1,500千Sドル)	—	—	—	—	1,500,000	103 (1,500千Sドル)	103 (1,500千Sドル)	子会社
	セガ インターナショナル ファイナンス B.V.	オランダギルダー 100	2,000	11 (200千オランダギルダー)	11 (200千オランダギルダー)	—	—	—	—	2,000	11 (200千オランダギルダー)	11 (200千オランダギルダー)	子会社
	クロス プロダクツ リミテッド	Stgポンド 1	2,200,000	257 (1,547千Stgポンド)	257 (1,547千Stgポンド)	—	—	—	—	2,200,000	257 (1,547千Stgポンド)	257 (1,547千Stgポンド)	子会社
	セガ エンタープライゼス,インク.(U.S.A.)	USドル 1	40,000,000	8,605 (69,650千USドル)	8,605 (69,650千USドル)	—	—	—	—	40,000,000	8,605 (69,650千USドル)	8,605 (69,650千USドル)	子会社
	セガ ディストリビューション オーストラリア ピーティーワイ,リミテッド	Aドル 1	—	—	—	※4 4,300,000	364 (4,300千Aドル)	—	—	4,300,000	364 (4,300千Aドル)	364 (4,300千Aドル)	子会社
		円											
	㈱ソニック	50,000	560	28	28	※5 240	40	—	—	800	68	68	子会社
	㈱セガ・テック	50,000	400	20	20	—	—	※7 400	20	—	—	—	
	シムス㈱	50,000	1,000	101	101	—	—	—	—	1,000	101	101	子会社
	㈱エスアイエレクトロニクス	50,000	2,000	100	100	—	—	—	—	2,000	100	100	子会社
	㈱ネクステック	50,000	1,400	70	70	※5 600	30	—	—	2,000	100	100	子会社
	㈱セガ・ヨネザワ	50,000	6,000	300	300	※7 400	20	—	※2 320	6,400	320	0	子会社
	㈱セガ興産	50,000	76	3	3	—	—	—	—	76	3	3	子会社
	㈱セガ・ユナイテッド	50,000	2,760	138	138	※5 1,600	80	※8 4,360	218	—	—	—	
	セガ音楽出版㈱	1,000	8,000	8	8	—	—	—	—	8,000	8	8	子会社
	㈱エスジーエス	50,000	1,000	50	50	※5 300	15	—	—	1,300	65	65	子会社
	㈱トリロジー	50,000	—	—	—	※4 900	45	※3 100	5	800	40	40	子会社
	㈱セガ・フードワークス	50,000	—	—	—	※4 102	5	—	—	102	5	5	子会社
	スーパー マージ コーポレーション SDN. BHD.	マレーシアドル 1	10,000,000	436 (10,000千マレーシアドル)	436 (10,000千マレーシアドル)	—	—	—	—	10,000,000	436 (10,000千マレーシアドル)	436 (10,000千マレーシアドル)	関連会社
	現代 セガ エンターテイメント カンパニー リミテッド	韓国ウォン 5,000	250,000	172 (1,250,000千韓国ウォン)	172 (1,250,000千韓国ウォン)	—	—	—	—	250,000	172 (1,250,000千韓国ウォン)	172 (1,250,000千韓国ウォン)	関連会社
	ロッテ セガ カンパニー リミテッド	韓国ウォン 5,000	—	—	—	※1 1,100,000	709 (5,500,000千韓国ウォン)	—	—	1,100,000	709 (5,500,000千韓国ウォン)	709 (5,500,000千韓国ウォン)	関連会社
	マヒンドラ セガ エンターテイメント コーポレーション プライベート リミテッド	インドルピア 10	—	—	—	※4 720,000	24 (7,200千インドルピア)	—	—	720,000	24 (7,200千インドルピア)	24 (7,200千インドルピア)	関連会社
	アトラス ドリーム エンターテイメント カンパニー リミテッド	USドル 10,000	—	—	—	※4 60	75 (600千USドル)	—	—	60	75 (600千USドル)	75 (600千USドル)	関連会社
		円											
	リンガフォン・ジャパン㈱	50,000	3,400	350	350	—	—	—	※2 350	3,400	350	0	関連会社
	㈱ジョイテック トーカイ	50,000	400	20	20	—	—	—	※2 19	400	20	0	関連会社
	ライト印刷㈱	50	1,615,212	1,470	1,470	—	—	—	—	1,615,212	1,470	1,470	関連会社
	㈱セガ・デジタル・コミュニケーションズ	50,000	2,800	140	140	—	—	—	—	2,800	140	140	関連会社
	㈱セガ・ミュージック・ネットワークス	50,000	4,000	200	200	—	—	—	—	4,000	200	200	関連会社
	㈱エスジーメディア	50,000	1,200	60	60	—	—	—	—	1,200	60	60	関連会社
	㈱セガ・ロジスティクスサービス	50,000	2,000	100	100	—	—	—	—	2,000	100	100	関連会社
	㈱バーチャルゲームセンター	50,000	940	47	47	—	—	※9 940	47	—	—	—	
	㈱セガ・リース	50,000	—	—	—	※6 580	30	—	—	580	30	30	関連会社
	㈱セガ・ミューズ	500	—	—	—	※8 167,300	254	—	—	167,300	254	254	関連会社
	㈱CSK	50	746,670	2,454	2,128	—	—	—	—	746,670	2,454	2,128	
	計		443,753,021	55,620	30,797	26,792,082	3,939	6,005,800	1,598	464,539,303	58,652	33,138	

（注）1. 当社は、㈱CSKの関連会社であります。
2. ※1は増資によるものであります。
3. ※2は評価損計上によるものであります。
4. ※3は売却によるものであります。
5. ※4は設立によるものであります。
6. ※5は購入によるものであります。
7. ※6は購入による増加と投資有価証券からの振替えによるものであります。
8. ※7は㈱セガ・ヨネザワと㈱セガ・テックとの合併によるものであります。
9. ㈱セガ・ユナイテッドは㈱ムーミンと㈱ムーミンを存続会社として平成10年1月1日合併し、存続会社は㈱セガ・ミューズと社名変更いたしました。（※8）
10. ※9は清算によるものであります。
11. セガ　ヨーロッパ　リミテッド、セガ　エンタープライゼス，インク．（U.S.A.）および㈱エスジーエスとの関係内容はそれぞれ「第6　企業集団等の状況」の連結子会社の状況（76ページおよび78ページ）に記載しております。
また、㈱セガ・ミューズ（議決権の所有割合46.9％）との関係内容は「第6　企業集団等の状況」の関連当事者との取引（82ページ）に記載しております。
なお、㈱セガ・ミュージック・ネットワークスとの関係内容は次のとおりであります。

会社名	住所	資本金	事業の内容	議決権の所有の割合	関係の内容			
					役員の兼任		資金援助	営業上の取引
					当社役員	当社従業員		
		百万円		%	人	人		
㈱セガ・ミュージック・ネットワークス	東京都大田区	400	通信用カラオケ機器の販売	50.0	4	1	短期貸付金 1,302百万円 長期貸付金 1,842百万円	カラオケ機器の販売 1,960百万円

12. 括弧内は外貨による金額であります。

4) 関係会社出資金明細表

（単位　百万円）

関係会社名	期首残高	当期増加額	当期減少額	期末残高	摘要
セガ ファーハン カルチャー エンターテインメント リミテッド	240 (20,973千 RMB)	—	—	240 (20,973千 RMB)	子会社
アミューズメント ワールド オブ ベトナム, インク.	—	37 (300千 US ドル)	—	37 (300千 US ドル)	関連会社
計	240	37	—	277	

5) 関係会社貸付金明細表

（単位　百万円）

	関係会社名	期首残高	当期増加額	当期減少額	期末残高	摘要	
						返済期限	担保
短期貸付金	㈱セガ・ヨネザワ	392	—	—	392	平成10年7月14日	なし
	㈱セガ・ミュージック・ネットワークス	1,080	243	20	1,302	平成10年4月27日および8月30日	なし
	㈱エスアイエレクトロニクス	120	152	120	152	平成11年2月28日	なし
	㈱エスジーエス	100	—	100	—		
	㈱セガ・ロジスティクスサービス	80	—	—	80	平成10年6月6日	なし
	㈱セガ・リース	—	172	10	162	平成11年3月29日	なし
	㈱セガ・フードワークス	—	198	—	198	平成11年1月27日および3月4日	なし
	小計	1,772	765	250	2,286		
長期貸付金	セガ オブ アメリカ, インク.	—	40,000	—	40,000	平成15年3月31日	なし
	㈱セガ・ミュージック・ネットワークス	1,196 (328)	1,070	424	1,842 (595)	平成8年3月31日を第1回目、平成14年3月30日を最終の返済期日とする6年間均等分割返済	なし
	㈱セガ・リース	—	2,577	677	1,900 (1,062)	平成8年1月31日を第1回目、平成14年7月29日を最終の返済期日とする6年間均等分割返済	なし
	小計	1,196 (328)	43,647	1,101	43,742 (1,658)		
計		2,968 (328)	44,412	1,352	46,029 (1,658)		

（注1） 括弧内は1年内返済予定のもので、内数で表示しており、貸借対照表上は流動資産「関係会社短期貸付金」に含めております。

（注2） ㈱セガ・リースは、平成9年9月1日付で関係会社となっており、それにともない同社への貸付金を関係会社貸付金に振替処理しており、当期増加額に短期貸付金73百万円、長期貸付金増加額1,791百万円含まれております。

6) 社　債　明　細　表

（単位　百万円）

銘　　柄	発行年月日	発行総額	償還額	未償還残高	発行価格	利　率	担保（種類・目的物及び順位）	償還期限	摘　要
第2回無担保割引転換社債	平成4年1月30日	20,000	—	19,897 (19,897)	円 75	—	無担保	平成11年3月31日	設備資金
第4回無担保転換社債	平成6年6月24日	100,000	—	94,339	円 100	% 0.55	無担保	平成12年9月29日	設備資金
1999年満期円建転換社債	平成7年9月7日	30,000	—	29,371	円 100	—	無担保	平成11年9月7日	投融資資金
計		150,000	—	143,607 (19,897)					

（注） 1. 転換社債の転換条件等は次のとおりであります。

銘　　柄	転換価格	転換により発行する株式	転換請求期間
第2回無担保割引転換社債	8,548円10銭	額面普通株式（1株の額面金額50円）	平成4年3月2日から平成11年3月30日まで
第4回無担保転換社債	7,913円	額面普通株式（1株の額面金額50円）	平成6年8月1日から平成12年9月28日まで
1999年満期円建転換社債	4,336円	額面普通株式（1株の額面金額50円）	平成7年9月21日から平成11年8月31日まで

なお、転換価格は、時価を下回る払込金額で新株式を発行する場合には、次の算式により調整されます。

$$\text{調整後転換価格} = \text{調整前転換価格} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times 1\text{株当たり払込金額}}{\text{時　価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

2. 第2回無担保割引転換社債および第3回無担保割引転換社債の転換により発行すべき株式数は次のとおりであります。なお、転換の際には額面金額と発行価格との差額は支払われません。

$$\text{株式数} = \frac{\text{各社債権者が転換請求のため提出した本社債額面金額の総額} \times \text{本社債の発行価格}}{\text{転換価格} \times \text{本社債の額面金額}}$$

3. 未償還残高欄の括弧内は、1年内償還予定のものであります。

7) 長期借入金明細表

該当事項はありません。

8) 関係会社借入金明細表

該当事項はありません。

9) 資本金明細表

		種類	発行数	資本組入額の総額	上場取引所名	摘要
既発行株式	額面株式	普通株式	株 100,633,718	百万円 39,153	東京証券取引所 (市場第一部) パリ証券取引所	1. 1株の券面額 50円 券面総額 5,031百万円 2. 関係会社の所有株式数 20,153,388株 3. 転換社債の転換による株式の発行 発行数 3,597,853株 資本組入額の総額 14,867百万円 4. 株式配当による株式の発行 発行数 747,000株 資本組入額の総額 373百万円
		小計	100,633,718	39,153		
資本の額				39,153百万円		

10) 資本剰余金明細表

当期増減額がないため、財務諸表等規則第124条により記載を省略しております。

11) 利益準備金および任意積立金明細表

(単位　百万円)

区分	前期末残高	当期増加額	当期減少額	期末残高	摘要
利益準備金	1,982	395	—	2,377	
任意積立金					
固定資産圧縮積立金	312	—	10	301	
別途積立金	89,891	1,000	—	90,891	
計	92,186	1,395	10	93,571	

(注) 1. 利益準備金の当期増加額は、前期決算の利益処分および当期の中間配当にともなう積立によるものであります。

2. 任意積立金の当期増加額および当期減少額は、前期決算の利益処分によるものであります。

12) 引当金明細表

(単位　百万円)

区分	期首残高	当期増加額	当期減少額		期末残高	摘要
			目的使用	その他		
貸倒引当金	1,170	42,424	110	612	42,872	
退職給与引当金	632	—	—	38	594	
役員退職慰労金引当金	286	52	63	—	275	

(注) 1. 貸倒引当金の当期減少額のその他は、法人税法の規定による戻入額607百万円および個別引当対象債権の回収等による戻入額4百万円であります。

2. 退職給与引当金の当期減少額のその他は、適格退職年金制度（平成5年11月より調整年金制度）への移行にともなう退職給与引当金超過額の取崩額であります。

2. 主な資産・負債および収支の内容

(主な資産・負債)

(1) 流動資産

1) 現金及び預金

(単位 百万円)

区分	金額
現金	3,551
預金	
当座預金	4,521
普通預金	5,393
通知預金	300
定期預金	7,020
譲渡性預金	22,200
計	39,435
合計	42,987

2) 受取手形

イ. 相手先別内訳

(単位 百万円)

相手先	金額
㈱エスジーエス	4,922
㈱タイトー	576
丸紅マシナリー㈱	378
㈱セガ・ミューズ	294
㈱ナムコ	289
㈱アトラス	244
プレビ㈱	223
三井リース事業㈱	187
川鉄リース㈱	155
スミセイ・リース㈱	145
その他	2,547
合計	9,967

ロ. 期日別内訳

(単位 百万円)

期日	金額
1カ月以内	3,977
2カ月以内	3,266
3カ月以内	1,887
4カ月以内	414
5カ月以内	210
5カ月超	210
合計	9,967

3) 売　　掛　　金

イ．相手先別内訳

（単位　百万円）

相手先	金額
㈱セガ・ミューズ	14,146
セガ アミューズメンツ ヨーロッパ リミテッド	5,498
㈱エスジーエス	4,089
セガ エンタープライゼス，インク.(U.S.A.)	4,074
セガ ヨーロッパ リミテッド	2,241
セガ オブ アメリカ，インク.	1,600
㈱セガ・ミュージック・ネットワークス	1,459
セガ ゲーミング テクノロジー，インク.	1,278
㈱アトラス	921
ロッテ セガ カンパニー リミテッド	700
その他	11,746
合計	47,756

ロ．売掛金の回収状況および滞留状況

（単位　百万円）

前期繰越高 A	当期売上高 B	当期回収高 C	当期末残高 D	回収および滞留状況	
				回収率 $\frac{C}{A+B}$	滞留期間 $D \div \frac{B}{12}$
65,365	283,027	300,635	47,756	86.3 %	2.0 か月

（注）上記の各金額には消費税等を含んでおります。

4) リース債権譲渡型小口化債権

（単位　百万円）

相手先	金額
三和ビジネスクレジット㈱	1,000
住銀リース㈱	3,000
合計	4,000

5) 特定金銭信託

（単位　百万円）

相手先	金額
チェース信託銀行㈱	6,007

6) 商　　品

（単位　百万円）

区分	金額
業務用アミューズメント機器	3,079
コンシューマ機器	62
合計	3,141

（注）業務用アミューズメント機器には販売用サプライ品（印画紙ほか）が1,744百万円含まれております。

7) 製　　　品

（単位　百万円）

区　分	金　額
業務用アミューズメント機器	6,421
コンシューマ機器	5,730
合　計	12,151

8) 原　材　料

（単位　百万円）

区　分	金　額
半導体	6,091
電子・電気部品	2,445
機構部品・その他	5,890
合　計	14,426

9) 仕　掛　品

（単位　百万円）

区　分	金　額
業務用アミューズメント機器	3,045
コンシューマ機器	1,854
合　計	4,900

10) 貯　蔵　品

（単位　百万円）

区　分	金　額
景品	1,512
未使用開発機材	558
修理用部品	74
中古IC基板・その他	185
合　計	2,331

11) 前払費用

（単位　百万円）

区　分	金　額
ロイヤリティ	6,289
委託開発費	3,481
賃借料	631
その他	798
合　計	11,200

12) 未収入金

(単位　百万円)

区分	金額
商品返却代金	5,254
その他	2,630
合計	7,884

(2) 固定資産

1) 長期貸付金

(単位　百万円)

相手先	金額
セガ ゲーミング テクノロジー，インク.	2,110
プレディウム エンターテイメント コーポレーション	980
オージーソフト ホールディングス ピーティーワイ,リミテッド	691
その他	297
合計	4,078

2) 敷金保証金

(単位　百万円)

区分	金額
アミューズメント施設	21,139
事業所・事務所	324
営業所	179
その他	729
合計	22,373

(3) 流動負債

1) 支払手形

イ. 相手先別内訳

(単位　百万円)

相手先	金額
タイヨーエレック㈱	11,287
VLSIテクノロジー㈱	1,611
㈱タイヨー	804
日本コロムビア㈱	741
㈱ツガワ	456
ロッテ物産㈱	436
㈱広栄社	421
サン電子工業㈱	415
明伸工業㈱	321
㈱バンプレスト	318
その他	10,273
合計	27,089

ロ．期日別内訳

（単位　百万円）

期日	金額
1ヵ月以内	7,486
2ヵ月以内	9,743
3ヵ月以内	9,855
4ヵ月以内	3
合計	27,089

2）買掛金

（単位　百万円）

相手先	金額
加賀デバイス㈱	1,773
㈱リョーサン	1,188
ヤマハ㈱	1,150
東芝デバイス㈱	700
ビクターメディアプロダクツ㈱	595
㈱ナナオ	544
東京エレクトロンデバイス㈱	437
㈱亜土電子工業	395
㈱ツガワ	337
VLSIテクノロジー㈱	299
その他	16,135
合計	23,558

3）未払費用

（単位　百万円）

区分	金額
支払ロイヤリティ	2,495
研究開発費	1,801
広告宣伝費	1,741
従業員賞与および給与	1,297
アミューズメント施設臨時従業員雑給	805
荷造発送費	709
その他	2,754
合計	11,605

（収支の内容）

特に記載すべき事項はありません。

3. 資金収支の状況

最近の資金収支の実績および今後の資金計画

(単位 百万円)

項目			資金収支の実績 第39期(自平成8年4月1日 至平成9年3月31日)	資金収支の実績 第40期(自平成9年4月1日 至平成10年3月31日)	資金収支の実績 第40期中間期(自平成9年4月1日 至平成9年9月30日)	資金計画 第41期中間期(自平成10年4月1日 至平成10年9月30日)
I 事業活動にともなう収支	収入	1. 営業収入	383,915	298,813	161,340	130,691
		2. 営業外収入				
		(1) 受取利息、受取配当等収入	1,380	1,302	661	308
		(2) その他	6,219	3,586	887	—
		小計 (A)	391,514	303,701	162,888	130,999
		3. 有形固定資産売却等収入				
		(1) 有形固定資産売却	1,746	1,465	791	—
		(2) 投資有価証券売却	12,200	7,789	6,759	—
		(3) 貸付金(短期を含む)回収	1,855	5,830	1,569	3,757
		(4) その他の収入	3,249	2,570	1,295	—
		小計 (B)	19,050	17,654	10,414	3,757
		収入合計(C=A+B)	410,564	321,355	173,302	134,756
	支出	1. 営業支出				
		(1) 原材料または商品仕入	243,133	141,310	68,659	73,054
		(2) 人件費支出	30,433	33,428	16,680	17,288
		(3) その他	80,027	81,319	40,695	38,020
		2. 営業外支出				
		(1) 支払利息・割引料等支出	676	651	356	291
		(2) その他	229	2,124	1,107	—
		小計 (D)	354,498	258,832	127,497	128,653
		3. 有形固定資産取得等支出				
		(1) 有形固定資産取得	15,918	8,489	4,861	1,093
		(2) 投資有価証券取得	19,566	12,026	2,691	14,490
		(3) 貸付金(短期を含む)	5,076	51,274	4,082	3,474
		(4) その他の支出	6,019	9,495	4,005	843
		小計 (E)	46,579	81,284	15,639	19,900
		4. 決算支出等				
		(1) 配当金	3,813	3,825	2,313	2,314
		(2) 法人税等	2,110	8,134	5,157	3,188
		(3) その他	98	133	133	—
		小計 (F)	6,021	12,092	7,603	5,502
		支出合計(G=D+E+F)	407,098	352,208	150,739	154,055
	事業収支尻(H=C−G)		3,466	△ 30,853	22,563	△ 19,299

(単位　百万円)

項目			資金収支の実績 第39期 (自平成8年4月1日 至平成9年3月31日)	資金収支の実績 第40期 (自平成9年4月1日 至平成10年3月31日)	資金収支の実績 第40期 中間期 (自平成9年4月1日 至平成9年9月30日)	資金計画 第41期 中間期 (自平成10年4月1日 至平成10年9月30日)
II 資金調達活動にともなう収支	収入	1. 短期借入金(手形借入金を含む)	—	—	—	—
		2. コマーシャルペーパー発行	5,000	—	—	—
		3. 割引手形	—	—	—	—
		4. 長期借入金	—	—	—	—
		5. 社債発行	—	—	—	—
		6. 増資	—	—	—	—
		7. その他の収入	—	—	—	—
		収入合計(I)	5,000	—	—	—
	支出	1. 短期借入金返済	—	—	—	—
		2. コマーシャルペーパー償還	5,000	—	—	—
		3. 長期借入金返済(一年以内に返済予定のものを含む)	—	—	—	—
		4. 社債償還	30,620	—	—	—
		5. その他の支出	—	—	—	—
		支出合計(J)	35,620	—	—	—
	資金調達収支尻(K=I−J)		△ 30,620	—	—	—
III 当期総合資金収支尻(L=H+K)			△ 27,154	△ 30,853	22,563	△ 19,299
IV 低価法適用にともなう評価損等調整額(M)			△ 30	3,993	0	—
V 期首資金残高(N)			119,459	92,335	92,335	57,489
VI 期末資金残高(O=L−M+N)			92,335	57,489	114,898	38,190

(注) 1.　期首・期末資金残高の内訳

(単位　百万円)

項目	第39期 期首	第39期 期末	第40期 期末	第40期 中間期末	第41期 中間期末
1. 現金及び預金	79,151	76,110	42,987	95,399	31,682
2. 市場性のある一時所有の有価証券	11,308	3,225	4,495	4,499	501
3. リース債権譲渡型小口化債権	5,500	—	4,000	3,000	—
4. 特定金銭信託	10,000	10,000	6,007	10,000	6,007
5. 抵当証券	11,500	3,000	—	2,000	—
6. 売掛債権信託受益権	2,000	—	—	—	—
合計	119,459	92,335	57,489	114,898	38,190

1)　現金及び預金の内訳は、「2.主な資産・負債および収支の内容」の(1)流動資産 1)現金及び預金に記載しております。

2)　市場性のある一時所有の有価証券の内訳は、「1.財務諸表(4)附属明細表」の 1)有価証券明細表に記載しております。

3)　第40期のリース債権譲渡型小口化債権の内訳は、「2.主な資産・負債および収支の内容」の(1)流動資産 4)リース債権譲渡型小口化債権に記載しております。

4)　特定金銭信託の内訳は、「2.主な資産・負債および収支の内容」の(1)流動資産 5)特定金銭信託に記載しております。

5)　抵当証券の内訳は、住銀ファイナンス㈱に対するものであります。

2.　第39期の営業外収入 (2) その他には法人税等の還付金2,645百万円が含まれております。

3.　低価法適用にともなう評価損等調整額は、外貨預金換算差額および特定金銭信託評価損であります。

4.　消費税課税対象取引については、消費税等を含めて記載しております。

4. そ の 他

(1) 決算日後の状況

該当事項はありません。

(2) 訴 訟

平成9年8月、米国の3Dアクセラレーター開発会社である3Dfx社は、当社との間で締結した次世代機用グラフィックス・チップ開発契約に関し米国カリフォルニア州サンタクララ郡上級裁判所において当社およびセガ オブ アメリカ, インク. に対し損害賠償等を求める訴訟を提起いたしました。

現在、証拠開示等の裁判への事前手続を行っております。

(3) そ の 他

該当事項はありません。

第6　企業集団等の状況

1.　企業集団等の概況

当企業集団は、当社ならびに子会社55社および関連会社21社から構成されており、業務用アミューズメント機器の開発・製造・販売、コンシューマ機器の開発・製造・販売、アミューズメント施設運営の3つの事業を基盤とした、総合的アミューズメント事業を国内のみならず、広く世界マーケットで展開しております。

当企業集団が営んでいる主な事業内容、各関係会社等の当該事業に係る位置づけおよび事業の種類別セグメントとの関連は次のとおりであります。

○業務用機器販売事業

日本におきましては、㈱セガ・エンタープライゼスの直接子会社である、㈱エスジーエスが風営法7号関連商品の製造販売を行っております。欧州地域においては業務用アミューズメント機器製造・販売を行っているセガ　アミューズメンツ　ヨーロッパ　リミテッド（旧デイス　レジャー　リミテッド）をはじめとし、その欧州各子会社、デイス　レジャー　プラハ　Spol S.R.O.、デイス　レジャー　ハンガリー　Keleskedelmi KFL、デイス　レジャー　ワルシャワ　Sp.z.o.o.、デイス　レジャー　ブルガリア　リミテッドが西欧諸国だけでなく東欧諸国においても広く販売事業を展開しております。フランスにおきましてはプルミエ　ロワジール　フランス S.A.、ドイツにおきましてもプルミエ　ロワジール　ジャーマニー　G.m.b.H.が販売事業を展開しております。当連結会計年度よりオーストラリアにおきまして㈱セガ・エンタープライゼスの直接子会社であるセガ　ディストリビューション　オーストラリア　ピーティーワイ，リミテッド、韓国におきまして関連会社である現代　セガ　エンターテイメント　カンパニー　リミテッドがそれぞれ販売事業を展開しております。また、ゲーミング機器販売事業につきましては、セガ　ゲーミング　ヨーロッパ　リミテッドおよびその直接子会社であるJPM　インターナショナル　リミテッド他6社がゲーミング機器の販売を展開しております。北米におきましてはセガ　ゲームワークス　L. L. C.が販売事業を行っており、ピンボール機器の製造・販売につきましては、セガ　ピンボール，インク．が行っております。

○コンシューマ機器販売事業

日本におきましては、㈱セガ・エンタープライゼスの関連会社である㈱セガ・ミューズがコンシューマ機器の販売子会社として拡販に努めております。欧州地域におきましては、セガ　ヨーロッパ　リミテッドが欧州各国の販売子会社であるセガ　フランス S.A.、セガ　ゲゼルシャフト　ファービデオスピール　m.b.H.、セガ　コンシューマ　プロダクツ　S.A.およびその子会社であるニュー　ソフトウェア　センター　カンパニー　S.L.を取りまとめており、自らも英国においてコンシューマ機器の販売を行っております。北米地域におきましては、米国のセガ　オブ　アメリカ，インク．が販売を展開しております。

コンシューマソフト開発につきましては、米国ではセガ　エンタープライゼス，インク．(U.S.A.)の子会社でありコンシューマ機器販売会社でもあるセガ　オブ　アメリカ，インク．がコンシューマ機器ソフトの開発を行っております。また、持分法適用会社のセガ　ソフト　ネットワークス，インク．でもコンシューマ機器ソフトの開発を行っております。特にＰＣゲームソフトにつきましては、セガ　エンターテイメント，インク．が開発を担当しております。欧州におきましては、コンシューマ機器販売会社でもあるセガ　ヨーロッパ　リミテッドおよび当連結会計年度よりノー　クリシェ S.A.がコンシューマ機器ソフトの開発を行っております。

○アミューズメント施設運営事業

米国におきましてはセガ　エンタープライゼス　インク.(U.S.A.)およびセガ　ゲームワークス　L.L.C.がアミューズメント施設運営を展開しております。英国におきましてはセガ　オペーションズ　UK　リミテッド（旧セガ　アミューズメンツ　ヨーロッパ　リミテッド）およびその子会社であるセガ　ATP　ヨーロッパ　リミテッドがアミューズメント施設運営を展開しております。また、セガ　アミューズメンツ　ヨーロッパ　リミテッドの子会社であるセガ　オペレーションズ　フランス　S.A.がフランスで、セガ　コンシューマ　プロダクツ　S.A.の子会社であるセガ　アミューズメンツ　スペイン S.L.がスペインにおいて、それぞれアミューズメント施設運営を展開しております。オーストラリアにつきましてはセガ　エンタープライゼス（オーストラリア）ピーティーワイ，リミテッドが、韓国におきましては㈱セガ･エンタープライゼスの関連会社であるロッテ　セガ　カンパニー　リミテッドがそれぞれアミューズメント施設運営を行っております。

その他の子会社につきましては、米国におけるＣＡＴＶのジョイントベンチャーに対する投資を目的としているセガ　チャネル　マネジメント，インク.等があります。

持分法非適用の会社につきましては、主なものとして台湾においてアミューズメント施設の運営を行っているセガ　アミューズメンツ　タイワン　リミテッド、中国においてアミューズメント施設の運営を行っているセガ　ファーハン　カルチャー　エンターテインメント　リミテッド、日本でコンシューマ機器分野におけるゲームソフトの開発を行っている㈱ソニックおよびシムス㈱といった子会社と、教育機器および教材の販売を営んでいる関連会社のリンガフォン・ジャパン㈱等があります。

なお、当企業集団の事業運営における親会社（当社）および関係会社の関係を図示すると以下のとおりであります。

《コンシューマ機器開発・製造・販売》

【国内】

○㈱セガ・ミューズ ※1
非連結子会社
㈱ソニック他7社
持分法非適用関連会社
リンガフォン・ジャパン㈱ 他3社

【海外】

●セガ デ メヒコ S.A. De C.V.（メキシコ）
●セガ ヨーロッパ リミテッド（英国）※1 ※2
●セガ ヨーロッパ オーバーシーズ リミテッド（英国）
●セガ フランス S.A.（フランス）
●ノー クリシュ S.A.（フランス）※2
●ニュー ソフトウェア センター カンパニー S.L.（スペイン）
○セル ディストリビューション，m. b. H.（ドイツ）
非連結子会社 6社

●セガ シンガポール ピーティーイー，リミテッド（シンガポール）
●セガ オブ アメリカ，インク.（米国） ※1 ※2
●セガ チャネル マネジメント，インク.（米国） ※1
●クロス プロダクツ リミテッド（英国） ※1 ※2
●セガ エンターテイメント，インク.（米国） ※1
●セガ コンシューマ プロダクツ S.A.（スペイン）
●セガ ゲゼルシャフト ファービデオスピール m. b. H.（ドイツ）
○セガ ソフト ネットワークス，インク.（米国）

↑ 販売

当　　社

- コンシューマ機器開発・製造・販売
- 業務用アミューズメント機器開発・製造・販売
- アミューズメント施設運営

↓ 販売　　↓ 販売

【国内】

●㈱エスジーエス
持分法非適用関連会社 3社

【海外】

●セガ エンタープライゼス，インク.（U.S.A.）（米国） ※1 ※3
●セガ ピンボール，インク.（米国）
●セガ アミューズメンツ ヨーロッパ リミテッド（英国） ※1 ※3
●デイス リミテッド（英国）
●デイス レジャー プラハ Spol S. R. O.（チェコ）
●デイス レジャー ハンガリー Keleskedelmi KFT（ハンガリー）
●デイス レジャー ワルシャワ Sp. z. o. o.（ポーランド）
●デイス レジャー ブルガリア リミテッド（ブルガリア）
●ブルミエ ロワジール フランス S.A.（フランス） ※1
●ブルミエ ロワジール ジャーマニー G.m.b.H.（ドイツ）
●ダブル ディ ケィ Eurl（フランス）
●セガ ゲーミング ヨーロッパ リミテッド（英国）
●JPM インターナショナル リミテッド（英国） ※3
●エース コイン イクイップメント リミテッド（英国）
●クリスタル レジャー リミテッド（英国）
●JPM インターラクティブ リミテッド（英国）
●エス シー アイ ダウニー（フランス）
●セガ ディストリビューション オーストラリア ピーティーワイ，リミテッド（オーストラリア）
○SGW ホールディング，インク.（米国）
○ビレッジ エンターテイメント エキップメント セールス アンド サービス ピーティーワイ，リミテッド（オーストラリア）
○アトラス ドリーム エンターテイメント カンパニー リミテッド（米国）
○現代 セガ エンターテイメント カンパニー リミテッド（韓国）
持分法非適用関連会社 1社

《業務用アミューズメント機器開発・製造・販売》

→ 販売

【国内】

●㈱セガ・フードワークス
持分法非適用関連会社 1社

【海外】

●セガ エンタープライゼス（オーストラリア）ピーティーワイ，リミテッド（オーストラリア） ※1
●セガ ATP ヨーロッパ リミテッド（英国） ※1
●セガ オペレーションズ UK リミテッド（英国） ※1
●セガ アミューズメンツ フランス S.A.（フランス）
●セガ オペレーションズ フランス Eurl（フランス） ※1
●セガ アミューズメンツ スペイン S.L.（スペイン）
○セガ ゲームワークス L.L.C.（米国）
○ロッテ セガ カンパニー リミテッド（韓国）
非連結子会社 2社
持分法非適用関連会社 3社

《アミューズメント施設運営》

（注）1. ※1は当社の直販先であります。
※2の会社に対して当社は製品の開発を委託しております。
※3の会社に対して当社は製品の外注生産を委託また製品の購入をしております。
2. ●は連結子会社、○は持分法適用会社であります。
3. 当社取締役デヴィット・ローゼンが代表取締役を兼務するインフォエラ，インク.と海外営業に関するコンサルティング契約を締結しております。

2. 企業集団の状況

(1) 企業集団の業績

前連結会計年度（平成8年4月1日～平成9年3月31日）

業務用機器販売事業の国内につきましては、ＣＧ（コンピュータグラフィックス）システムボード"MODEL 3"を使用した格闘技ゲーム「バーチャファイター３」が大ヒットしたほか、レーシングゲーム「スカッドレース」や格闘技ゲーム「ラストブロンクス」等最新のラインナップを揃え、強力な展開を行うとともに、「プリント倶楽部」をはじめとする「メイキング倶楽部シリーズ」で大規模な需要を喚起することに成功し、画期的な商品戦略として夢売り型自動販売機市場を確立いたしました。また、海外につきましても、「バーチャファイター３」をはじめレーシングゲーム「スカッドレース」等ＣＧゲームを中心としたヒットのほか、海外オペレーションを含めた積極的販売で順調に推移いたしました。結果として国内、海外ともに増収を達成することができ、売上高は122,471百万円（前連結会計年度比28.8％増）、営業利益は23,211百万円（同8.5％増）となりました。

コンシューマ機器販売事業の国内につきましては、競争激化のなか32ビット機「セガサターン」の販売に注力するとともに、ソフトウエア販売が比較的順調に推移し、「サクラ大戦」、「ナイツ」、「デカスリート」、「バーチャコップ２」、「新世紀エヴァンゲリオン 2nd Impression」、「ファイターズメガミックス」等、魅力あるラインナップがヒットいたしました。海外につきましては、アジア市場の拡充は図れましたが、米国での32ビット機の価格競争激化と16ビット機市場の急激な縮小により低迷を余儀なくされ、売上高は国内とあわせて225,797百万円（前連結会計年度比9.3％増）営業損失27,491百万円（同18.1％減）となりました。

アミューズメント施設運営事業におきましては、国内では従来型のアミューズメント市場が成熟段階に入って停滞状況にあるなか、ＡＴＰ事業では福岡ジョイポリス、東京ジョイポリス、新宿ジョイポリスをオープンいたしました。ボウリング・物販・飲食など他の要素を加えたエンターテイメント　コンプレックスの展開、大ヒットシリーズ「バーチャファイター３」等の先端技術を駆使したＣＧゲームの投入およびプリント倶楽部をはじめとする「メイキング倶楽部シリーズ」の効率的設置により増収となりました。海外におきましても、英国においてはトロカデロに、米国においてもＳＧＷ（セガゲームワークス）との提携によりシアトルに店舗をオープンいたしました。この結果、アミューズメント施設運営事業の売上高は89,582百万円（前連結会計年度比7.9％増）、営業利益は16,713百万円（同6.8％減）となりました。

これらの結果、当連結会計年度における連結グループの売上高は、432,825百万円（前連結会計年度比12.5％増）、経常利益12,884百万円（同291.8％増）となりましたが、持分法投資損失を3,070百万円計上したため（前連結会計年度は1,354百万円の利益）、当期純利益は2,032百万円（同51.7％減）となりました。

当連結会計年度（平成9年4月1日～平成10年3月31日）

業務用機器販売事業の国内におきましては、市場活性化の有力商品がなく、且つ経済不況と重なり市場は伸びのない成熟期の中にありました。こうした中、ＣＧ（コンピュータグラフィックス）システムボード"MODEL3"を使用した「バーチャストライカー２」やシューティングゲーム「ロストワールド」がヒットしたほか、新しいコンセプトのフィッシングゲーム「ゲットバス」等で新しい客層への展開を行いました。また、通信カラオケは市場環境から厳しい展開となりました。一方、風営法７号関連商品は売上げに寄与しました。北アメリカおよびヨーロッパにおきましては、スポーツゲーム「バーチャストライカー２」、シューティングゲーム「ザ　ハウス　オブ　ザ　デッド」、ドライビングゲーム「ハーレーダビットソン」、新しいコンセプトの体感ゲーム「トップスター」等の差別化商品を揃え、販売促進に努めました。その他の地域におきましては、当連結会計年度より韓国およびオーストラリアに合弁会社および子会社を設立し販売促進をはかりました。結果として、売上高は123,949百万円（前連結会社年度比1.2％増）、営業利益は11,161百万円（同51.9％減）となりました。

コンシューマ機器販売事業の国内におきましては、32ビット機「セガサターン」における競合機種との激しい競争の中、ソフトウェアに重点をおいた利益重視の販売戦略を展開いたしました。北アメリカおよびヨーロッパにおきましては、32ビット機の引き続く価格競争から低迷を余儀なくされました。こうした中、次

世代機のステージを見据えて在庫処分等不良資産の一掃を行いました。その結果、売上高は114,457百万円（前連結会計年度比49.3％減）、営業損失は22,911百万円（同16.7％減）となりました。

アミューズメント施設運営事業の国内におきましては、個人消費の低迷、「メイキング倶楽部シリーズ」のブームのピークアウト等、環境的には厳しい状況でありました。6館目のATP（アミューズメントテーマパーク）「京都ジョイポリス」を入場料を取らない初めてのケースとしてオープンした他、新しい形態の店舗として「フェスティバルゲート（大阪）」や「クラブセガ横浜」を出店いたしました。また、隣接分野である物販・飲食、カラオケを含めた事業展開を行いました。ヨーロッパおよびその他の地域におきましては、英国、オーストラリアにおいて展開しておりますATP事業が、先行投資の償却負担が重かった事等もあり、収益に貢献できる状況にはいたりませんでした。韓国におきましては、合弁会社を設立し事業を開始いたしました。売上高は94,520百万円（前連結会計年度比5.5％増）、営業利益は8,961百万円（同46.4％減）となりました。

これらの結果、当連結会計年度における売上高は331,605百万円（前年比23.4％減）、経常損失7,023百万円（前年は経常利益12,884百万円）となりました。また、米国および英国における一部の連結子会社に対する連結調整勘定を一括償却したこともあり、当期純損失は35,635百万円（前年は当期純利益2,032百万円）となりました。

(2) 研究開発活動

研究開発の状況

当企業集団における研究開発活動は主として当社にて行っております。当社の研究開発活動は「第2　事業の概況　3．研究開発活動」（19ページ）に記載しております。

(3) 連結財務諸表

連結財務諸表について

1．当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号、以下「連結財務諸表規則」という。）に基づいて作成しております。

なお、金額は、百万円未満を切捨てて表示しております。

2．当社は、証券取引法第193条の2の規定に基づき、前連結会計年度（自 平成8年4月1日　至 平成9年3月31日）および当連結会計年度（自 平成9年4月1日　至 平成10年3月31日）の連結財務諸表について、中央監査法人の監査を受け、それぞれ別紙のとおり監査報告書を受領し、「第7　株式事務の概要」の直前に添付しております。

a　連結貸借対照表

（単位　百万円）

科目 ＼ 年度	前連結会計年度（平成9年3月31日現在） 金額		構成比	当連結会計年度（平成10年3月31日現在） 金額		構成比	比較増減（△）
			%			%	
（資産の部）							
I 流動資産							
1. 現金及び預金		92,411			50,942		
2. 受取手形及び売掛金※1		60,391			49,442		
3. 有価証券		3,225			4,495		
4. リース債権譲渡型小口化債権		—			4,000		
5. 抵当証券		3,000			—		
6. たな卸資産		57,326			44,682		
7. 前払費用		11,405			12,182		
8. 繰延税金		4,072			8,674		
9. その他※1		22,890			25,085		
貸倒引当金		△ 2,328			△ 1,918		
流動資産合計		252,394	59.3		197,587	53.6	△ 54,806
II 固定資産							
(1) 有形固定資産							
1. アミューズメント施設機器	67,040			76,352			
減価償却累計額	△ 44,910	22,129		△ 50,167	26,185		
2. 建物及び構築物	47,545			54,401			
減価償却累計額	△ 16,774	30,771		△ 20,346	34,054		
3. 土地		22,614			22,632		
4. その他	34,067			29,160			
減価償却累計額	△ 21,049	13,018		△ 22,269	6,891		
有形固定資産合計		88,533	20.8		89,763	24.3	1,230
(2) 無形固定資産		514	0.1		1,865	0.5	1,351
(3) 投資その他の資産							
1. 投資有価証券※1		26,994			23,799		
2. 敷金保証金		22,111			22,617		
3. 長期前払費用		6,551			7,009		
4. 繰延税金		—			2,941		
5. その他※1※2		13,982			16,118		
貸倒引当金		△ 1,116			△ 2,387		
投資その他の資産合計		68,523	16.1		70,100	19.0	1,576
固定資産合計		157,571	37.0		161,729	43.8	4,157
III 繰延資産							
1. 社債発行費		262			—		
2. 社債発行差金		1,372			686		
繰延資産合計		1,634	0.4		686	0.2	△ 948
IV 連結調整勘定		9,550	2.3		1,427	0.4	△ 8,123
V 為替換算調整勘定		4,354	1.0		7,532	2.0	3,178
資産合計		425,506	100.0		368,962	100.0	△ 56,543

(単位　百万円)

科目 ＼ 年度	前連結会計年度(平成9年3月31日現在) 金額	構成比	当連結会計年度(平成10年3月31日現在) 金額	構成比	比較増減(△)
		%		%	
(負債の部)					
I 流動負債					
1. 支払手形及び買掛金	52,470		54,566		
2. 短期借入金	39,377		12,655		
3. 1年内償還予定転換社債	—		19,897		
4. 未払法人税等	5,223		3,669		
5. 未払事業税等	1,562		1,113		
6. 未払費用	14,733		14,792		
7. その他	4,184		11,490		
流動負債合計	117,553	27.6	118,184	32.0	630
II 固定負債					
1. 転換社債	143,607		123,710		
2. 長期借入金	2,860		800		
3. 退職給与引当金	634		597		
4. 役員退職慰労金引当金	286		275		
5. その他	3,327		3,067		
固定負債合計	150,714	35.4	128,450	34.8	△ 22,264
III 少数株主持分	1,133	0.3	282	0.1	△ 850
負債合計	269,401	63.3	246,916	66.9	△ 22,484
(資本の部)					
I 資本金	39,153	9.2	39,153	10.6	—
II 資本準備金	38,699	9.1	38,699	10.5	—
III 利益準備金	1,982	0.5	2,377	0.6	395
IV その他の剰余金	76,669	18.0	41,684	11.3	△ 34,984
V 売却可能有価証券未実現評価差額	△ 396	△0.1	133	0.0	530
	156,107	36.7	122,049	33.1	△ 34,058
VI 自己株式	△ 2	△0.0	△ 3	△0.0	△ 1
資本合計	156,105	36.7	122,045	33.1	△ 34,059
負債・資本合計	425,506	100.0	368,962	100.0	△ 56,543

b 連結損益計算書

（単位　百万円）

科目 ＼ 年度	前連結会計年度（自 平成8年4月1日 至 平成9年3月31日）金額		百分比	当連結会計年度（自 平成9年4月1日 至 平成10年3月31日）金額		百分比	比較増減（△）
			%			%	
I 売上高							
1. 製品・商品売上高	337,412			234,186			
2. アミューズメント施設収入	90,883			94,520			
3. ロイヤリティ収入	4,529	432,825	100.0	2,898	331,605	100.0	△101,220
II 売上原価							
1. 製品・商品売上原価※1	288,666			203,158			
2. アミューズメント施設収入原価	58,658	347,325	80.2	67,552	270,710	81.6	△ 76,614
売上総利益		85,500	19.8		60,894	18.4	△ 24,606
III 販売費及び一般管理費							
1. 荷造発送費	6,540			5,462			
2. 広告費	23,328			12,252			
3. 貸倒引当金繰入額	1,355			2,542			
4. 従業員給料手当および賞与	14,866			13,787			
5. 事業税等	1,972			1,822			
6. 事業税等期間配分調整額（減算△）	△ 136			△ 1,036			
7. 減価償却費	2,336			1,463			
8. 研究開発費	4,581			6,257			
9. その他	19,164	74,008	17.1	21,120	63,671	19.2	△ 10,336
営業利益		11,492	2.7		—	—	△ 11,492
営業損失		—	—		2,776	0.8	2,776
IV 営業外収益							
1. 受取利息	1,243			1,664			
2. 有価証券利息	234			68			
3. 受取配当金	196			162			
4. 特定金銭信託収益金	0			6			
5. 為替差益	4,071			1,087			
6. その他	1,624	7,371	1.7	3,761	6,751	2.0	△ 619
V 営業外費用							
1. 支払利息	2,249			3,199			
2. 社債利息	518			518			
3. 特定金銭信託評価損	—			3,992			
4. 社債発行費償却	977			262			
5. 社債発行差金償却	1,154			686			
6. その他	1,078	5,978	1.4	2,337	10,997	3.3	5,019
経常利益		12,884	3.0		—	—	△ 12,884
経常損失		—	—		7,023	2.1	7,023

(単位　百万円)

科目 ＼ 年度	前連結会計年度 (自 平成8年4月1日 至 平成9年3月31日) 金額		百分比	当連結会計年度 (自 平成9年4月1日 至 平成10年3月31日) 金額		百分比	比較増減 (△)
			%			%	
VI 特別利益							
1. 投資有価証券売却益	1,779			510			
2. 関係会社株式売却益※2	4,048	5,828	1.3	—	510	0.2	△ 5,317
VII 特別損失							
1. たな卸資産処分損※3	3,242			—			
2. 固定資産除却損	128			185			
3. 投資有価証券評価損	1,765			6,340			
4. 関係会社株式評価損	—			320			
5. 関係会社事業譲渡損※4	—			2,779			
6. 子会社整理損	48			637			
7. 貸倒引当金繰入額	—			345			
8. その他	1	5,190	1.2	—	10,609	3.2	5,418
税金等調整前当期純利益		13,525	3.1		—	—	△ 13,525
税金等調整前当期純損失		—	—		17,122	5.1	17,122
法人税及び住民税	1,462			4,053			
法人税等期間配分調整額 (加算または減算△)	5,955	7,416	1.7	△ 1,516	2,536	0.8	
少数株主損益(加算)		108	0.0		339	0.1	
連結調整勘定当期償却額(減算)		1,114	0.2		11,819	3.6	
持分法投資損益(減算)		3,070	0.7		4,494	1.4	
当期純利益		2,032	0.5		—	—	△ 2,032
当期純損失		—	—		35,635	10.8	35,635

c　連結剰余金計算書

(単位　百万円)

科目 ＼ 年度	前連結会計年度 (自 平成8年4月1日 至 平成9年3月31日) 金額		当連結会計年度 (自 平成9年4月1日 至 平成10年3月31日) 金額		比較増減 (△)
I その他の剰余金期首残高		78,965		76,669	△ 2,296
II その他の剰余金増加高					
連結子会社の増加に伴う剰余金増加高		—		21	21
税効果全面適用による期首剰余金増加高		—		4,982	4,982
III その他の剰余金減少高					
1. 利益準備金繰入額	392		395		
2. 配当金	3,824		3,824		
3. 役員賞与	98		133		
(取締役分)	(97)		(130)		
(監査役分)	(1)		(3)		
4. 連結子会社の増加に伴う剰余金減少高	13	4,328	—	4,352	24
IV 当期純利益		2,032		—	△ 2,032
当期純損失		—		35,635	35,635
V その他の剰余金期末残高		76,669		41,684	△ 34,984

項目	前連結会計年度	当連結会計年度
1．連結の範囲	子会社56社のうち、セガ オブ アメリカ, インク.、セガ エンタープライゼス, インク.(U.S.A.)、およびセガ ヨーロッパ リミテッドをはじめとする後記「2．企業集団の状況 (4)連結子会社の状況」に記載の38社を連結しております。 下記の8社は、当連結会計年度において新たに設立または取得された子会社であり、相対的重要性が高い等の理由により連結の範囲に含めております。 ・セガ オペレーションズ UK リミテッド ・セガ ゲーミング ヨーロッパ リミテッド ・JPM インターナショナル リミテッド ・エース コイン イクイップメント リミテッド ・クリスタル レジャー リミテッド ・JPM インターラクティブ リミテッド ・ネゴシオ デ インターナショナル テクノロジア S.A. ・プルミエ ロワジール ジャーマニー G.m.b.H. また、下記の4社は相対的重要性が増加した等の理由から、当連結会計年度より連結の範囲に含めております。 ・セガ エンタープライゼス（オーストラリア）ピーティーワイ, リミテッド ・セガ ATP ヨーロッパ リミテッド ・ニュー ソフトウェア センター カンパニー S.L. ・セガ アミューズメンツ スペイン S.L. 非連結子会社はセガ オージーソフト ピーティーワイ, リミテッドをはじめ18社ありますが総資産、売上高、当期純損益のうち持分に見合う額および剰余金のうち持分に見合う額のそれぞれの合計額が連結会社の総資産、売上高、当期純損益および剰余金に比して、いずれも重要性が乏しいため連結から除外しております。 なお、下記の2社につきましては、当連結会計年度において会社解散を決議し、清算結了したため当連結会計年度より連結の範囲から除外しております。 ・セガ ホールディングズ U.S.A., インク. ・セガ オブ カナダ, インク. また、セガ ゲーミング テクノロジー, インク.につきましては、当連結会計年度末に株式を売却したことにより、当連結会計年度より連結範囲から除外しております。	子会社55社のうち、セガ オブ アメリカ, インク.、セガ エンタープライゼス, インク.(U.S.A.)、およびセガ ヨーロッパ リミテッドをはじめとする後記「2．企業集団の状況 (4)連結子会社の状況」に記載の39社を連結しております。 下記の3社は、当連結会計年度において新たに設立または取得された子会社であり、相対的重要性が高い等の理由により連結の範囲に含めております。 ・㈱セガ・フードワークス ・セガ ディストリビューション オーストラリア ピーティーワイ, リミテッド ・ノー クリシェ S.A. また、㈱エスジーエスは、相対的重要性が増加した等の理由から、当連結会計年度より連結の範囲に含めております。 非連結子会社は㈱ソニックをはじめ16社ありますが総資産、売上高、当期純損益のうち持分に見合う額および剰余金のうち持分に見合う額のそれぞれの合計額が連結会社の総資産、売上高、当期純損益および剰余金に比して、いずれも重要性が乏しいため連結から除外しております。 なお、下記の2社につきましては、当連結会計年度において会社解散を決議し、清算結了したため当連結会計年度より連結の範囲から除外しております。 ・セガ オブ アメリカ ファイナンシャル コーポレーション ・ネゴシオ デ インターナショナル テクノロジア S. A. また㈱セガ・ユナイテッドにつきましては当連結会計期間中、㈱ムーミンと合併、消滅いたしましたので当連結会計年度より連結の範囲から除外しております。

項　　目	前連結会計年度	当連結会計年度
2．持分法の適用	関連会社のうちセガ　ゲーム　ワークス　L.L.C.、セガ　ソフト，インク．およびエクスプレス　プラス，L.L.C.の3社に対する投資について持分法を適用しております。また、当連結会計年度より、インフライト　インターラクティブ　リミテッドおよびセル　ディストリビューション　m.b.H.の2社に対する投資について持分法を適用しております。その他の非連結子会社18社および関連会社9社につきましては、当期純損益のうち持分に見合う額および剰余金のうち持分に見合う額のそれぞれの合計額が連結会社の当期純損益および剰余金に比して、いずれも重要性が乏しいため持分法を適用しておりません。	関連会社のうちセガ　ゲーム　ワークス　L.L.C.、およびセル　ディストリビューション　m.b.H.の2社に対する投資について持分法を適用しております。また、当連結会計年度より、㈱セガ・ミューズ、セガ　ソフト　ネットワークス，インク．、アトラス　ドリーム　エンターテイメント　カンパニー　リミテッド、現代　セガ　エンターテイメント　カンパニー　リミテッド、ロッテ　セガ　カンパニー　リミテッド、SGW　ホールディング，インク．およびビレッジ　エンターテイメント　エキップメント　セールス　アンド　サービス　ピーティーワイ，リミテッドの7社に対する投資について持分法を適用しております。その他の非連結子会社16社および関連会社12社につきましては、当期純損益のうち持分に見合う額および剰余金のうち持分に見合う額のそれぞれの合計額が連結会社の当期純損益および剰余金に比して、いずれも重要性が乏しいため持分法を適用しておりません。 なお、下記の2社につきましては、当連結会計年度におきまして会社解散を決議し清算結了したため当連結会計年度より持分法の適用をしておりません。 ・セガ　ソフト，インク． ・エクスプレス　プラス，L.L.C. なおインフライト　インターラクティブ　リミテッドにつきましては当連結会計期間中、株式を売却したため、持分法の適用をしておりません。
3．連結子会社の事業年度等	セガ　エンタープライゼス，インク．（U.S.A.）、セガ　オブ　アメリカ，インク．、セガ　デ　メヒコ，S.A. De C.V.、セガ　オブ　アメリカ　ファイナンシャル　コーポレーション、セガ　チャネル　マネジメント，インク．、セガ　エンターテイメント，インク．、クロス　プロダクツ　リミテッド、セガ　シンガポール　ピーティーイー，リミテッドおよび㈱セガ・ユナイテッドの9社の連結決算日は親会社と同一であります。セガ　エンタープライゼス（オーストラリア）ピーティーワイ，リミテッドおよびネゴシオ　デ　インターナショナル　テクノロジア　S.A.の2社の連結決算日は12月31日であります。その他の27社の連結決算日は2月28日であります。 なお、連結決算日と連結子会社決算日との間に生じた重要な取引については、連結上必要な調整を行っております。	セガ　エンタープライゼス，インク．（U.S.A.）、セガ　オブ　アメリカ，インク．、セガ　デ　メヒコ，S.A. De C.V.、セガ　チャネル　マネジメント，インク．、セガ　エンターテイメント，インク．、クロス　プロダクツ　リミテッド、セガ　シンガポール　ピーティーイー，リミテッド、㈱エスジーエスおよび㈱セガ・フードワークスの9社の連結決算日は親会社と同一であります。セガ　エンタープライゼス（オーストラリア）ピーティーワイ，リミテッドおよびセガ　ディストリビューション　オーストラリア　ピーティーワイ，リミテッドの2社の連結決算日は12月31日であります。その他の28社の連結決算日は2月28日であります。 なお、連結決算日と連結子会社決算日との間に生じた重要な取引については、連結上必要な調整を行っております。

項　　目	前連結会計年度	当連結会計年度
4．会計処理基準	(1) 資産の評価基準および評価方法 ① 有価証券 ㋑ 取引所の相場のある有価証券 移動平均法による低価法 ㋺ その他の有価証券 移動平均法による原価法 なお、特定金銭信託に含まれる有価証券についても上記の評価基準および評価方法によっております。また、米国連結子会社においては、米国財務会計基準審議会(FASB) 基準書第115号(売却可能有価証券は、時価で評価し、簿価との差額を損益計算書項目または資本の部の増減項目として計上する方法)によっております。 ② たな卸資産 親会社および国内連結子会社 移動平均法による原価法 在外連結子会社 主に先入先出法による低価法 (2) 固定資産の減価償却の方法 ① 有形固定資産 親会社および国内連結子会社　定率法 在外連結子会社　定額法 ② 無形固定資産　定額法 ③ 長期前払費用　均等償却 (3) 繰延資産の処理方法 ① 社債発行費 支出時より3年間で毎期均等償却しております。 ② 社債発行差金 割引転換社債の社債発行差金については、償還期限までの期間に対応して償却しております。 (4) 引当金の計上基準 ① 貸倒引当金 親会社および国内連結子会社は、債権の貸倒れによる損失に備えるため、法人税法の規定による限度額(法定繰入率)のほか、特定の債権について所要額を計上しております。在外連結子会社は特定の債権について所要額を計上しております。 ② 役員退職慰労金引当金 親会社は、役員への退職慰労金支給に備えるため、内規による必要額を計上しております。 (5) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、親会社および国内連結子会社は通常の賃貸借取引に係る方法に準じた会計処理によっております。在外連結子会社はファイナンス・リース取引について通常の売買取引に係る方法に準じた会計処理によっております。 (6) 消費税の会計処理 税抜方式によっております。	(1) 資産の評価基準および評価方法 ① 有価証券 ㋑ 取引所の相場のある有価証券 同　左 ㋺ その他の有価証券 同　左 ② たな卸資産 同　左 (2) 固定資産の減価償却の方法 ① 有形固定資産 同　左 ② 無形固定資産　同　左 ③ 長期前払費用　同　左 (3) 繰延資産の処理方法 ① 社債発行費 同　左 ② 社債発行差金 同　左 (4) 引当金の計上基準 ① 貸倒引当金 同　左 ② 役員退職慰労金引当金 同　左 (5) 重要なリース取引の処理方法 同　左 (6) 消費税等の会計処理 同　左

項　　目	前連結会計年度	当連結会計年度
5．投資勘定と資本勘定の相殺消去	親会社の投資勘定と連結子会社の資本勘定の相殺消去は、段階法によっており、相殺消去差額は連結調整勘定として5年で償却しております。セガ　エンタープライゼス，インク．(U.S.A) によるセガ　ピンボール，インク．の株式取得にともない生じた相殺消去差額、セガ　アミューズメンツ　ヨーロッパ　リミテッドによるプルミエ　ロワジール　フランス　S.A.の株式取得にともない生じた相殺消去差額、セガ　ゲーミング　ヨーロッパ　リミテッドによるJPM　インターナショナル　リミテッド他6社の株式取得にともない生じた相殺消去差額およびセガ　ヨーロッパ　リミテッドによるセガ　ゲーミング　ヨーロッパ　リミテッドの株式取得にともない生じた相殺消去差額は連結調整勘定として15年で償却しております。セガ　オブ　アメリカ，インク．によるクロス　プロダクツ　リミテッドの株式取得にともない生じた相殺消去差額は連結調整勘定として4年で償却しております。	親会社の投資勘定と連結子会社の資本勘定の相殺消去は、段階法によっており、相殺消去差額は連結調整勘定として5年で償却しております。セガ　ゲーミング　ヨーロッパ　リミテッドによるJPM　インターナショナル　リミテッド他6社の株式取得にともない生じた相殺消去差額およびセガ　ヨーロッパ　リミテッドによるセガ　ゲーミング　ヨーロッパ　リミテッドの株式取得にともない生じた相殺消去差額は連結調整勘定として15年で償却しております。セガ　オブ　アメリカ，インク．によるクロス　プロダクツ　リミテッドの株式取得にともない生じた相殺消去差額は連結調整勘定として4年で償却しております。なお、セガ　エンタープライゼス，インク．(U.S.A.) によるセガ　ピンボール，インク．の株式取得にともない生じた相殺消去差額、セガ　アミューズメンツ　ヨーロッパ　リミテッドによるプルミエ　ロワジール　フランス S.A.の株式取得にともない生じた相殺消去差額、親会社のマスタートロニック　グループ　リミテッドの株式取得にともない生じた相殺消去差額およびセガ　オブ　アメリカ，インク．によるセガ　エンターテイメント，インク．の株式取得にともない生じた相殺消去差額につきましては、各社の財政状態を勘案し、当連結会計年度において一括償却しております。
6．未実現損益の消去	連結会社相互間の取引によって取得したたな卸資産および固定資産に含まれる未実現損益は全額消去しております。	同　　左
7．在外連結子会社等の財務諸表項目の換算	在外連結子会社の財務諸表項目の円貨への換算、持分法適用の在外非連結子会社および在外関連会社の財務諸表項目の円貨への換算は、「外貨建取引等会計処理基準」(昭和54年6月26日最終改正平成7年5月26日企業会計審議会報告)による方法によっております。	同　　左
8．利益処分項目等の取扱い	連結剰余金計算書は、連結会社の利益処分について、連結会計年度中に確定した利益処分に基づいて作成しております。	同　　左
9．法人税等の期間配分の処理	当連結財務諸表の作成にあたっては、未実現利益の消去および貸倒引当金等の連結上の調整項目について、法人税等(事業税含む)の期間配分の処理を行っております。また、在外連結子会社各社は個別財務諸表上で、法人税等の期間配分の処理を行っております。	当連結財務諸表の作成にあたっては、連結会社の一時差異に係る法人税等(事業税を含む)について資産負債法により期間配分の処理を行っております。なお、従来は、未実現利益の消去等連結上の調整項目について、法人税等の期間配分の処理を行っておりましたが、連結財務諸表提出会社の一時差異の金額の重要性が増したため、連結上の損益と法人税等を合理的に対応させ、期間損益をより適切に算定するため、当連結会計年度より上記の処理を行うことといたしました。この変更により、従来の方法と比べ、経常損失は911百万円、当期純損失は4,192百万円、それぞれ減少し、その他の剰余金期末残高は9,175百万円増加しております。なお、セグメント情報に与える影響は、セグメント情報の「(イ)事業の種類別セグメント情報」の「(注)4.法人税等の期間配分の処理の変更」および「(ロ) 所在地別セグメント情報」の「(注)3.法人税等の期間配分の処理の変更」に記載しております。
10．調整年金制度	親会社は退職金制度の100％について調整年金制度を採用しております。	同　　左

注 記 事 項

（連結貸借対照表関係）

前連結会計年度	当連結会計年度
※1 非連結子会社および関連会社項目 非連結子会社および関連会社に対する主な資産は次のとおりであります。 受取手形及び売掛金 8,011百万円 短期貸付金(流動資産その他) 3,016百万円 投資有価証券 (株 式) 6,912百万円 出資金(投資その他の資産その他) 5,633百万円 長期貸付金(投資その他の資産その他) 868百万円	※1 非連結子会社および関連会社項目 非連結子会社および関連会社に対する主な資産は次のとおりであります。 受取手形及び売掛金 21,966百万円 短期貸付金(流動資産その他) 6,111百万円 投資有価証券 (株 式) 879百万円 出資金(投資その他の資産その他) 3,827百万円 長期貸付金(投資その他の資産その他) 2,084百万円
※2 外貨建長期金銭債権債務 外貨建長期金銭債権債務の決算時の為替相場による円換算額および換算差額は次のとおりであります。	※2 外貨建長期金銭債権債務 外貨建長期金銭債権債務の決算時の為替相場による円換算額および換算差額は次のとおりであります。

前連結会計年度

科目	外貨額	貸借対照表計上額	決算時の為替相場による円換算額	差額
	千USドル	百万円	百万円	百万円
長期貸付金(投資その他の資産その他)	10,000	980	1,241	261(益)

3 輸出手形買取高（信用状のあるものまたは輸出手形保険を付しているものを除く） 12百万円

当連結会計年度

科目	外貨額	貸借対照表計上額	決算時の為替相場による円換算額	差額
	千USドル	百万円	百万円	百万円
長期貸付金	27,095	3,090	3,579	489(益)
(投資その他の資産その他)	千Aドル 8,000	691	701	9(益)

（連結損益計算書関係）

前連結会計年度	当連結会計年度
※1 売上原価には、在外連結子会社の低価基準によるたな卸資産評価減額3,541百万円が含まれております。 ※2 マネジメント バイ アウトにともない、セガ ゲーミング テクノロジー，インク．株式を同社に売却したことによる売却益であります。 ※3 16ビット機の周辺機器およびその対応ソフトに係る評価損および廃棄損であります。	※1 売上原価には、在外連結子会社の低価基準によるたな卸資産評価減額3,184百万円が含まれております。 ※4 関係会社であるセガ オージーソフト ピーティーワイ，リミテッドの事業譲渡にともなう株式売却損等であります。

（リース取引関係）

前連結会計年度	当連結会計年度
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 支払リース料 2,692百万円	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ① 未経過リース料期末残高相当額 1年以内 2,068百万円 1年超 3,570百万円 合計 5,638百万円 ② 支払リース料 2,484百万円 ③ 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。 オペレーティング・リース取引 未経過リース料 1年以内 46百万円 1年超 44百万円 合計 91百万円

（1株当たり情報）

前連結会計年度	当連結会計年度
1株当たり純資産額 1,551円22銭	1株当たり純資産額 1,212円78銭
1株当たり当期純利益金額 20円19銭	1株当たり当期純損失金額 354円11銭
潜在株式調整後1株当たり当期純利益 18円86銭	潜在株式調整後1株当たり当期純利益は1株当たり当期純損失が計上されているため記載しておりません。

（セグメント情報）

(ｲ) 事業の種類別セグメント情報

（単位　百万円）

	前連結会計年度（自 平成8年4月1日　至 平成9年3月31日）					
	業務用機器販売事業	コンシューマ機器販売事業	アミューズメント施設運営事業	計	消去または全社	連結
I．売上高および営業損益						
売上高						
(1) 外部顧客に対する売上高	117,445	225,797	89,582	432,825	—	432,825
(2) セグメント間の内部売上高または振替高	5,025	—	—	5,025	(5,025)	—
計	122,471	225,797	89,582	437,851	(5,025)	432,825
営業費用	99,260	253,289	72,868	425,417	(4,084)	421,333
営業利益または営業損失(△)	23,211	△ 27,491	16,713	12,433	(941)	11,492
II．資産、減価償却費および資本的支出						
資産	87,256	107,361	104,736	299,354	126,151	425,506
減価償却費	1,562	3,750	16,583	21,896	546	22,442
資本的支出	4,383	1,995	35,249	41,627	3,345	44,973

（単位　百万円）

	当連結会計年度（自 平成9年4月1日　至 平成10年3月31日）					
	業務用機器販売事業	コンシューマ機器販売事業	アミューズメント施設運営事業	計	消去または全社	連結
I．売上高および営業損益						
売上高						
(1) 外部顧客に対する売上高	122,626	114,457	94,520	331,605	—	331,605
(2) セグメント間の内部売上高または振替高	1,322	—	—	1,322	(1,322)	—
計	123,949	114,457	94,520	332,927	(1,322)	331,605
営業費用	112,787	137,368	85,559	335,715	(1,333)	334,382
営業利益または営業損失(△)	11,161	△22,911	8,961	△2,787	(11)	△2,776
II．資産、減価償却費および資本的支出						
資産	91,978	65,752	117,523	275,254	93,708	368,962
減価償却費	1,564	2,486	19,238	23,289	46	23,336
資本的支出	2,248	2,730	25,005	29,984	2,100	32,084

（注）1．事業区分の方法および各区分に属する主要な製品
製品の種類、性質、製造方法、販売市場等の類似性により下記の事業に区分しております。
業務用機器販売事業……………………………ビデオゲーム、メダルゲーム、プライズゲーム、自動販売機、両替機、IC基板および通信カラオケ機の製造販売事業
コンシューマ機器販売事業…………………ホームビデオゲーム、玩具、教育機器等の製造販売事業
アミューズメント施設運営事業……………アミューズメント施設の運営事業

2．前連結会計年度の資産のうち消去または全社の項目に含めた全社資産の金額は131,578百万円であり、その主なものは、親会社での余資運用資金（現金、有価証券等）および管理部門に係る資産であります。
当連結会計年度の資産のうち消去または全社の項目に含めた全社資産の金額は94,297百万円であり、その主なものは、親会社での余資運用資金（現金、有価証券等）および管理部門に係る資産であります。

3．減価償却費および資本的支出には長期前払費用とその償却額が含まれております。

4．法人税等の期間配分の処理の変更
「連結財務諸表作成のための基本となる重要な事項9.」に記載のとおり、当連結会計年度より連結会社の一時差異に係る法人税等（事業税を含む）について期間配分の処理を行うことといたしました。この変更により従来の方法に比べて「業務用機器販売事業」について営業利益が285百万円、資産が903百万円多く計上され、「コンシューマ機器販売事業」については営業損失が185百万円少なく、資産が3,123百万円多く計上され、「アミューズメント施設運営事業」については営業利益が440百万円、資産が1,850百万円多く計上され、「全社」には資産が3,297百万円多く計上されております。

(ロ) 所在地別セグメント情報

（単位　百万円）

	前連結会計年度（自 平成8年4月1日　至 平成9年3月31日）				
	国内	在外	計	消去または全社	連結
I. 売上高および営業損益					
売上高					
(1) 外部顧客に対する売上高	313,609	119,216	432,825	—	432,825
(2) セグメント間の内部売上高または振替高	74,241	5,932	80,173	(80,173)	—
計	387,850	125,148	512,999	(80,173)	432,825
営業費用	357,782	143,447	501,229	(79,895)	421,333
営業利益または営業損失(△)	30,067	△ 18,298	11,769	(277)	11,492
II. 資産	258,808	85,776	344,585	80,921	425,506

（単位　百万円）

	当連結会計年度（自 平成9年4月1日　至 平成10年3月31日）						
	日本	北アメリカ	ヨーロッパ	その他	計	消去または全社	連結
I. 売上高および営業損益							
売上高							
(1) 外部顧客に対する売上高	265,727	25,163	38,582	2,132	331,605	—	331,605
(2) セグメント間の内部売上高または振替高	25,609	3,213	1,083	—	29,906	(29,906)	—
計	291,336	28,376	39,666	2,132	361,511	(29,906)	331,605
営業費用	278,672	40,791	40,399	2,988	362,850	(28,468)	334,382
営業利益または営業損失(△)	12,663	△12,414	△ 732	△ 856	△ 1,339	(1,437)	△ 2,776
II. 資産	270,108	13,016	23,651	6,746	313,523	55,439	368,962

（注）1. 国または地域の区分方法および各区分に属する主な国または地域

(1) 国または地域の区分方法………地理的近接度による

(2) 各地域に属する主な国…………北アメリカ：米国

ヨーロッパ：英国、フランス、スペイン、ドイツ

その他　：オーストラリア、シンガポール

2. 前連結会計年度の資産のうち消去または全社の項目に含めた全社資産の金額131,578百万円であり、その主なものは、親会社での余資運用資金（現金、有価証券等）および管理部門に係る資産であります。

当連結会計年度の資産のうち消去または全社の項目に含めた全社資産の金額94,297百万円であり、その主なものは、親会社での余資運用資金（現金、有価証券等）および管理部門に係る資産であります。

3. 法人税等の期間配分の処理の変更

「連結財務諸表作成のための基本となる重要な事項9.」に記載のとおり、当連結会計年度より連結会社の一時差異に係る法人税等（事業税を含む）について期間配分の処理を行うことといたしました。この変更により従来の方法に比べて「日本」について営業利益が911百万円、資産が9,175百万円多く計上されております。「日本」以外のセグメントについてはセグメント情報に与える影響額はありません。

(ハ) 海外売上高

（単位　百万円）

前連結会計年度（自 平成8年4月1日　至 平成9年3月31日）		
海外売上高	連結売上高	海外売上高の連結売上高に占める割合
149,420	432,825	34.5%

（単位　百万円）

	当連結会計年度（自 平成9年4月1日　至 平成10年3月31日）			
	北アメリカ	ヨーロッパ	その他の地域	計
I 海外売上高	31,055	39,107	21,422	91,585
II 連結売上高				331,605
III 連結売上高に占める海外売上高の割合	9.4%	11.8%	6.5%	27.6%

（注）1. 国または地域の区分方法および各区分に属する主な国または地域

(1) 国または地域の区分の方法…………地理的近接度による

(2) 各地域に属する主な国………………北アメリカ：米国

ヨーロッパ：英国、フランス、スペイン、ドイツ

その他　　：オーストラリア、シンガポール

2. 海外売上高は、提出会社および連結子会社の本邦以外の国または地域における売上高であります。

(4) 連結子会社の状況

会社名	住所	資本金	事業の内容	議決権の所有の割合	関係の内容					特定子会社	有価証券届出書または有価証券報告書の提出の有無	主要な損益情報等
					役員の兼任		資金援助	営業上の取引	その他			
					当社役員	当社従業員						
セガ エンタープライゼス, インク.(U.S.A.)	米国 カリフォルニア州 レットウッドシティー	千USドル 40,000	北米における関係会社群の管理全般 米国における業務用アミューズメント機器の輸入、販売	% 100	人 7	人 1	—	業務用アミューズメント機器の販売および業務委託料の支払	リース契約による建物賃借料の支払い保証	該当	無	
セガ ピンボール, インク.	米国 イリノイ州 メルローズパーク	千USドル 150	業務用アミューズメント機器(ピンボール)の販売および製造	(100) (注)1.	2	1	—	—	—	非該当	無	
セガ オブ アメリカ, インク.	米国 カリフォルニア州 レッドウッドシティー	千USドル 215,500	米国におけるコンシューマ機器の輸入、販売 米国市場開拓の総合企画および子会社管理	(100) (注)1.	5	0	長期貸付金 40,000百万円 (302,800千USドル)	コンシューマ機器の販売、ロイヤリティの受取、支払および業務委託料の支払	—	該当	無	
セガ デ メヒコ, S.A. De C.V.	メキシコ メキシコシティー	千メキシコペセタ 50	メキシコにおけるコンシューマ機器の輸入、販売	(100) (注)2.	1	0	—	—	—	非該当	無	
セガ チャネル マネジメント, インク.	米国 カリフォルニア州 レッドウッドシティー	千USドル 2,000	合弁会社セガチャネルに対する投資会社	(100) (注)2.	1	1	—	ロイヤリティの受取	—	非該当	無	
セガ エンターテイメント, インク.	米国 カリフォルニア州 レッドウッドシティー	千USドル 222	米国におけるPCソフトの開発販売	(100) (注)2.	2	0	—	ロイヤリティの受取	—	非該当	無	
クロス プロダクツ リミテッド	英国 リーズ	千Stgポンド 2,200	ソフト開発ツールの開発および販売	100	3	1	—	コンシューマ機器の販売、および業務委託料の支払	リース契約による建物賃借料の支払い保証	非該当	無	
セガ ヨーロッパ リミテッド	英国 ロンドン	千Stgポンド 215,901	持株会社・欧州における関係会社群の管理全般および英国におけるコンシューマ機器の輸入、販売 欧州子会社、欧州地域への輸出販売	100	4	2	—	コンシューマ機器の販売、および業務委託料の支払	—	該当	無	
セガ ヨーロッパ オーバーシーズ リミテッド	英国 ロンドン	千Stgポンド 0	欧州の子会社管理	% (100) (注)3.	0	2	—	—	—	非該当	無	
セガ フランス S.A.	フランス アルクイユ	千フランスフラン 250	フランスにおけるコンシューマ機器の輸入、販売	(100) (注)4.	0	2	—	—	—	非該当	無	
セガ ゲゼルシャフト ファービデオスピール m.b.H.	ドイツ ハンブルグ	千ドイツマルク 3,000	ドイツにおけるコンシューマ機器の輸入、販売	(100) (注)4.	0	2	—	—	—	非該当	無	

会社名	住所	資本金	事業の内容	議決権の所有の割合	関係の内容					特定子会社	有価証券届出書または有価証券報告書の提出の有無	主要な損益情報等
					役員の兼任		資金援助	営業上の取引	その他			
					当社役員	当社従業員						
セガ コンシューマ プロダクツ S.A.	スペイン マドリッド	千スペインペセタ 250,000	スペインにおけるコンシューマ機器の輸入、販売	% (100) (注)4.	人 0	人 3	—	—	—	非該当	無	
セガ アミューズメンツ スペイン S.L.	スペイン マドリッド	千スペインペセタ 49,500	スペインにおける業務用アミューズメント機器の輸入、販売およびアミューズメント施設運営	(100) (注)5.	0	1	—	—	—	非該当	無	
ニュー ソフトウェア センター カンパニー S.L.	スペイン マドリッド	千スペインペセタ 500	スペインにおけるコンシューマ機器の輸入、販売	(100) (注)5.	0	0	—	—	—	非該当	無	
セガ アミューズメンツ ヨーロッパ リミテッド	英国 ニューモルデン	千Stgポンド 15,620	ヨーロッパにおける業務用アミューズメント機器の輸入、販売、製造	(100) (注)3.	3	2	—	業務用アミューズメント機器の販売、および業務委託料の支払	—	非該当	無	
デイス リミテッド	英国 ニューモルデン	千Stgポンド 0	欧州の子会社管理	(100) (注)6.	0	1	—	—	—	非該当	無	
デイス レジャー プラハ Spol S.R.O.	チェコ プラハ	千チェココルナ 100	業務用アミューズメント機器の輸入、販売	(100) (注)6.	0	0	—	—	—	非該当	無	
デイス レジャー ハンガリー Keleskedelmi KFT	ハンガリー ブタペスト	千ハンガリーフォリント 1,000	業務用アミューズメント機器の輸入、販売	(100) (注)6.	0	0	—	—	—	非該当	無	
デイス レジャー ワルシャワ Sp. z.o.o.	ポーランド ワルシャワ	千ポーランドズロチ 4	業務用アミューズメント機器の輸入、販売	(100) (注)6.	0	0	—	—	—	非該当	無	
デイス レジャー ブルガリア リミテッド	ブルガリア ソフィア	千ブルガリアレブ 50	業務用アミューズメント機器の輸入、販売	(100) (注)6.	0	0	—	—	—	非該当	無	
セガ アミューズメンツ フランス S.A.	フランス オーベルビリエ	千フランスフラン 115,744	フランスの子会社管理	(100) (注)7.	0	1	—	—	—	非該当	無	
セガ オペレーションズ フランス Eurl	フランス オーベルビリエ	千フランスフラン 4,949	業務用アミューズメント施設の運営	(100) (注)8.	0	1	—	業務用アミューズメント機器の販売	—	非該当	無	
プルミエ ロワジール フランス S.A.	フランス オーベルビリエ	千フランスフラン 28,250	業務用アミューズメント機器の輸入、販売	(100) (注)8.	0	1	—	業務用アミューズメント機器の販売	—	非該当	無	
プルミエ ロワジール ジャーマニー G.m.b.H.	ドイツ ケルン	千ドイツマルク 50	業務用アミューズメント機器の輸入、販売	(100) (注)9.	0	1	—	—	—	非該当	無	
ダブル ディ ケイ Eurl	フランス オーベルビリエ	千フランスフラン 126	業務用アミューズメント機器の製造	(100) (注)9.	0	1	—	—	—	非該当	無	
エス シー アイ ダウニー	フランス オーベルビリエ	千フランスフラン 10	不動産管理会社	(100) (注)9.	0	1	—	—	—	非該当	無	
セガ オペレーションズ UK リミテッド	英国 ロンドン	千Stgポンド 14,668	英国におけるアミューズメント施設運営	(100) (注)3.	3	1	—	業務用アミューズメント機器の販売	—	非該当	無	
セガ ATP ヨーロッパ リミテッド	英国 ロンドン	千Stgポンド 9,500	英国におけるアミューズメント施設運営	% (100) (注)10.	2	2	—	業務用アミューズメント機器の販売	—	非該当	無	
セガ ゲーミング ヨーロッパ リミテッド	英国 カーディフ	千Stgポンド 13,000	英国におけるゲーミング関係会社群の管理全般	(100) (注)3.	4	1	—	—	—	非該当	無	
JPM インターナショナル リミテッド	英国 カーディフ	千Stgポンド 8,202	英国におけるゲーミング機器の製造・開発・販売	(100) (注)11.	3	1	—	ゲーミング機器の購入	—	非該当	無	

会社名	住所	資本金	事業の内容	議決権の所有の割合	関係の内容					特定子会社	有価証券届出書または有価証券報告書の提出の有無	主要な損益情報等
					役員の兼任 当社役員	役員の兼任 当社従業員	資金援助	営業上の取引	その他			
エース コイン イクイップメント リミテッド	英国 テルフォード	千Stgポンド 585	英国におけるゲーミング機器の製造・開発・販売	% (100) (注)11.	人 3	人 1	—	—	—	非該当	無	
クリスタル レジャー リミテッド	英国 カーディフ	千Stgポンド 259	英国におけるゲーミング機器の製造・開発・販売	(100) (注)11.	3	1	—	—	—	非該当	無	
JPM インターラクティブ リミテッド	英国 カーディフ	千Stgポンド 25	英国におけるゲーミング機器の製造・開発・販売	(100) (注)11.	0	1	—	—	—	非該当	無	
ノー クリシェ S.A.	フランス リヨン	千フランスフラン 11,334	ソフトウェアの開発	(99) (注)12.	0	3	—	ソフトウェアの開発委託	—	非該当	無	
セガ エンタープライゼス (オーストラリア) ピーティーワイ, リミテッド	オーストラリア シドニー	千オーストラリアドル 30,000	オーストラリアにおけるアミューズメント施設運営	86.0	3	2	—	業務用アミューズメント機器の販売	銀行借入についての保証予約	非該当	無	
セガ ディストリビューション オーストラリア ピーティーワイ, リミテッド	オーストラリア シドニー	千オーストラリアドル 4,300	オーストラリアにおける業務用アミューズメント機器の販売に係る持株会社	100	2	1	—	—	—	非該当	無	
セガ シンガポール ピーティーイー, リミテッド	シンガポール	千シンガポールドル 1,500	各種生産資材の調達および販売	100	0	1	—	—	—	非該当	無	
㈱セガ・フードワークス	日本国 東京都大田区 東糀谷	百万円 10	飲食店の経営	51	2	2	短期貸付金 198百万円	—	—	非該当	無	
㈱エスジーエス	日本国 東京都品川区 東五反田	百万円 100	遊技機器の販売リース	65	4	3	—	遊技機器の販売	—	非該当	無	

(注) 1. セガ ピンボール, インク. およびセガ オブ アメリカ, インク. の株式は、セガ エンタープライゼス, インク. (U.S.A.) が100%所有しております。
2. セガ デ メヒコ, S.A. De C.V.、およびセガ チャネル マネジメント, インク. およびセガ エンターテイメント, インク. の株式はセガ オブ アメリカ, インク. が100%所有しております。
3. セガ ヨーロッパ オーバーシーズ リミテッド、セガ アミューズメンツ ヨーロッパ リミテッド、セガ オペレーションズ UK リミテッドおよびセガ ゲーミング ヨーロッパ リミテッドの株式は、セガ ヨーロッパ リミテッドが100%所有しております。
4. セガ フランス S.A.、セガ ゲゼルシャフト ファービデオスピール m.b.H.およびセガ コンシューマ プロダクツ S.A.の株式は、セガ ヨーロッパ オーバーシーズ リミテッドが100%所有しております。
5. セガ アミューズメンツ スペイン S.L.およびニュー ソフトウェア センター カンパニー S.L.の株式はセガ コンシューマ プロダクツ S.A.が100%所有しております。
6. デイス レジャー プラハ Spol S.R.O.、デイス レジャー ハンガリー Keleskedelmi KFT、デイス レジャー ワルシャワ Sp. z.o.o.、デイス レジャー ブルガリア リミテッドおよびデイス リミテッドの株式は、セガ アミューズメンツ ヨーロッパ リミテッドが100%所有しております。
7. セガ アミューズメンツ フランス S.A.の株式は、デイス リミテッドが100%所有しております。
8. セガ オペレーションズ フランス Eurl およびプルミエ ロワジール フランス S.A.の株式は、セガ アミューズメンツ フランス S.A.が100%所有しております。
9. プルミエ ロワジール ジャーマニー G.m.b.H.、ダブル ディ ケイ Eurl およびエス シー アイ ダウニーの株式は、プルミエ ロワジール フランス S.A.が100%所有しております。
10. セガ ATP ヨーロッパ リミテッドの株式は、セガ オペレーションズ UK リミテッドが100%所有しております。
11. JPM インターナショナル リミテッド、エース コイン イクイップメント リミテッド、クリスタル レジャー リミテッドおよびJPM インターラクティブ リミテッドの株式はセガ ゲーミング ヨーロッパ リミテッドが100%所有しております。
12. ノー クリシェ S.A.の株式はセガ フランス S.A.が99%所有しております。
13. 括弧内は間接所有であります。

(5) その他

該当事項はありません。

3. 関連当事者との取引

1. その他の関係会社

会社名	住所	資本金(又は出資金)	事業の内容	議決権等の被所有割合	関係内容		取引内容		取引金額	科目	期首残高	期中増加額	期中減少額	期末残高
					役員の兼務等	事業上の関係								
		百万円							百万円		百万円	百万円	百万円	百万円
㈱ＣＳＫ	東京都新宿区	46,117	情報サービス、コンピュータおよび関連機器の販売、リース等	直接 20% 間接 0%	兼任 4人	社内情報システムの開発委託	営業取引	社内情報システム開発委託料等の支払	645	未払費用 未払金	73	677	461	288

取引条件ないし取引条件の決定方針等

社内情報システムの開発委託につきましては、㈱CSKから提示された価格により、通常行われている価格を参考にしてその都度交渉の上、決定しております。

2. 役員およびそれらの近親者

氏名	職業	議決権等の被所有割合	取引内容（種類、対象等）		取引金額	科目	期首残高	期中増加額	期中減少額	期末残高	取引ないし取引条件の決定方針等
大川 功	当社代表取締役会長 ㈱CSK 代表取締役会長 (注)3.	直接 2%			百万円		百万円	百万円	百万円	百万円	
	当社代表取締役会長 CSKネットワークシステムズ㈱ 代表取締役社長 (注)1.	直接 2%	CSKネットワークシステムズ㈱との営業取引 CSKネットワークシステムズ㈱との営業取引以外の取引	ネットワーク回線使用料等の支払 第三者割当増資の引受	百万円 126 220	未払金 未払費用	百万円 8 —	百万円 132 —	百万円 119 —	百万円 22 —	一般取引先と同様であります。CSKネットワークシステムズ㈱は、ネットワークサービス、通信処理サービスおよび情報処理サービスを主に営んでおります。
	当社代表取締役会長 日本カードセンター㈱ 代表取締役社長 (注)1.	直接 2%	日本カードセンター㈱との営業取引	コンシューマ機器の販売 プリペイドカード等の仕入	百万円 35 77	売掛金 買掛金 未払費用	百万円 11 1	百万円 36 81	百万円 40 81	百万円 7 1	一般取引先と同様であります。日本カードセンター㈱は、カード発行、カード販売および関連機器の販売を主に営んでおります。
	当社代表取締役会長 CSKベンチャーキャピタル㈱ 代表取締役会長 (注)1.	直接 2%	CSKベンチャーキャピタル㈱との営業取引以外の取引	投資事業組合に対する組合管理費の支払	百万円 21		百万円 —	百万円 —	百万円 —	百万円 —	投資事業組合の規約によるものであります。
	当社代表取締役会長 CSI㈱ 代表取締役社長 (注)1.	直接 2%	CSI㈱との営業取引	社内システムソフト導入サポート料金等の支払	百万円 8	未払費用	百万円 0	百万円 8	百万円 3	百万円 6	一般取引先と同様であります。CSI㈱は、コンピュータシステムの販売、ソフトウェアの開発を主に営んでおります。
	当社代表取締役会長 CSK興産㈱ 代表取締役社長 (注)1.	直接 2%	CSK興産㈱との営業取引	建物管理業務の委託料等の支払	百万円 108	未払費用	百万円 2	百万円 113	百万円 115	百万円 0	一般取引先と同様であります。CSK興産㈱は、損害保険代理店および建物維持管理を主に営んでおります。
	当社代表取締役会長 ㈱サービスウェア・コーポレーション 代表取締役会長 (注)1.	直接 2%	㈱サービスウェア・コーポレーションとの営業取引以外の取引	第三者割当増資の引受	百万円 94		百万円 —	百万円 —	百万円 —	百万円 —	㈱サービスウェア・コーポレーションはコンピュータのハードウェア・ソフトウェアのサポートサービスを主に営んでおります。
中山隼雄	当社代表取締役 ㈶中山隼雄科学技術文化財団 理事長 (注)1.	直接 3%	㈶中山隼雄科学技術文化財団との営業取引以外の取引	建物賃貸料	百万円 3		百万円 —	百万円 —	百万円 —	百万円 —	両者協議の上決定しております。

氏名	職業	議決権等の被所有割合	取引内容（種類、対象等）		取引金額	科目	期首残高	期中増加額	期中減少額	期末残高	取引ないし取引条件の決定方針等
					百万円		百万円	百万円	百万円	百万円	
入交昭一郎	当社代表取締役社長 ㈱エスアイエレクトロニクス代表取締役会長 (注)1.2.4.	直接 0%	㈱エスアイエレクトロニクスとの営業取引	コンシューマ機器等の販売	3	売掛金	655	3	656	2	一般取引先と同様であります。㈱エスアイエレクトロニクスは、ゲーム機器および自動制御システムの開発、製造、販売保守を主に営んでおります。
				原材料費等の支払	39	買掛金 未払費用	18	41	—	60	
			㈱エスアイエレクトロニクスとの営業取引以外の取引	資金の貸付	50	短期貸付金	120	50	—	170	
				貸付金利息の収入	0		—	—	—	—	市中金利を勘案し両者協議の上決定しております。
				建物賃貸料	6		—	—	—	—	両者協議の上決定しております。
				経営指導料収入	1		—	—	—	—	両者協議の上決定しております。
					百万円		百万円	百万円	百万円	百万円	
	当社代表取締役社長 ㈱セガ・デジタル・コミュニケーションズ代表取締役会長 (注)1.	直接 0%	㈱セガ・デジタル・コミュニケーションズとの営業取引	ゲーム配信用機器の販売	83	売掛金	15	87	99	3	一般取引先と同様であります。㈱セガ・デジタル・コミュニケーションズは、CATV回線を使用したゲームソフト配信事業を主に営んでおります。
			㈱セガ・デジタル・コミュニケーションズとの営業取引以外の取引	建物賃貸料	0		—	—	—	—	両者協議の上決定しております。
					百万円		百万円	百万円	百万円	百万円	
	当社代表取締役社長 ㈱シー・エス・ケイ総合研究所代表取締役社長 (注)1.	直接 0%	㈱シー・エス・ケイ総合研究所との営業取引	コンシューマ機器の販売	1	売掛金	0	1	1	—	一般取引先と同様であります。㈱シー・エス・ケイ総合研究所は、コンシューマ機器のソフトウェアの開発を主に営んでおります。
				コンシューマ機器のソフトウェアの開発委託料等の支払	368	買掛金	23	422	375	69	
				ロイヤリティの支払	33	未払費用					
			㈱シー・エス・ケイ総合研究所との営業取引以外の取引	機器賃貸料	0		—	—	—	—	両者協議の上決定しております。
					百万円		百万円	百万円	百万円	百万円	
小形武徳	当社代表取締役副社長 ㈱エスジーエス代表取締役社長 (注)1.	直接 0%	㈱エスジーエスとの営業取引	業務用機器の販売	17,678	受取手形 売掛金	443	18,562	9,993	9,012	一般取引先と同様であります。㈱エスジーエスは業務用機器の開発・製造・販売を主に営んでおります。
				商品等の仕入	120	買掛金	—	126	122	3	
			㈱エスジーエスとの営業取引以外の取引	資金の貸付		短期貸付金	100	—	100	—	
				貸付金利息の収入	1		—	—	—	—	市中金利を勘案し両者協議の上決定しております。
					百万円		百万円	百万円	百万円	百万円	
竹下直慶	当社専務取締役 ㈱セガ・リース代表取締役社長 (注)1.5.	直接 0%	㈱セガ・リースとの営業取引	業務用機器等の販売	326	売掛金	837	343	1,152	28	一般取引先と同様であります。㈱セガ・リースは、アミューズメントテーマパーク施設機器のリース事業を主に営んでおります。
				アミューズメントテーマパーク用施設機器等のリース料の支払	1,945	未払費用	0	2,042	2,039	3	
			㈱セガ・リースとの営業取引以外の取引	資金の貸付	149	短期貸付金	23	149	10	162	
					1,292	長期貸付金	1,439	1,292	831	1,900 (1,062)	(注)6.
				貸付金利息の収入	26		—	—	—	—	市中金利を勘案し両者協議の上決定しております。
				建物賃貸料	1		—	—	—	—	両者協議の上決定しております。

氏名	職業	議決権等の被所有割合	取引内容（種類、対象等）		取引金額	科目	期首残高	期中増加額	期中減少額	期末残高	取引ないし取引条件の決定方針等
					百万円		百万円	百万円	百万円	百万円	
湯川英一	当社専務取締役 ビジネスエクステンション㈱代表取締役社長 (注)1.	直接 0%	ビジネスエクステンション㈱との営業取引	コンシューマ機器の販売	303	売掛金	—	318	318	0	一般取引先と同様であります。ビジネスエクステンション㈱は、データベースサービスを主に営んでおります。
				ロイヤリティの支払	9	買掛金					
				商品等の仕入	190		1	216	21	195	
				データベースの作成費用等の支払	5	未払費用					
					百万円		百万円	百万円	百万円	百万円	
佐藤秀樹	当社常務取締役 ㈱エスアイエレクトロニクス代表取締役会長 (注)1.2.4.	直接 0%	㈱エスアイエレクトロニクスとの営業取引	コンシューマ機器等の販売	4	売掛金	2	5	6	0	一般取引先と同様であります。㈱エスアイエレクトロニクスは、ゲーム機器および自動制御システムの開発、製造、販売保守を主に営んでおります。
				原材料費等の支払	51	買掛金 未払費用	60	54	86	27	
			㈱エスアイエレクトロニクスとの営業取引以外の取引	資金の貸付	102	短期貸付金	170	102	120	152	
				貸付金利息の収入	1		—	—	—	—	市中金利を勘案し両者協議の上決定しております。
				建物賃貸料	18		—	—	—	—	両者協議の上決定しております。
				経営指導料収入	4		—	—	—	—	両者協議の上決定しております。
					百万円		百万円	百万円	百万円	百万円	
田副康夫	当社常務取締役 ㈱セガ・フードワークス代表取締役副社長 (注)1.	直接 0%	㈱セガ・フードワークスとの営業取引以外の取引	資金の貸付	198	短期貸付金	—	198	—	198	㈱セガ・フードワークスは、飲食事業を主に営んでおります。
				貸付金利息の収入	0		—	—	—	—	市中金利を勘案し両者協議の上決定しております。
					百万円		百万円	百万円	百万円	百万円	
毛塚敏郎	当社取締役 ㈱セガ・ユナイテッド代表取締役社長 (注)1.2.9.	直接 0%	㈱セガ・ユナイテッドとの営業取引	コンシューマ機器の販売	21,005	受取手形 売掛金	9,661	22,055	31,717	—	一般取引先と同様であります。㈱セガ・ユナイテッドはコンシューマ機器の販売を主に営んでいます。
			㈱セガ・ユナイテッドとの営業取引以外の取引	建物賃貸料	5		—	—	—	—	両者協議の上決定しております。
					百万円		百万円	百万円	百万円	百万円	
	当社取締役 ㈱セガ・ミューズ代表取締役会長 (注)1.9.	直接 0%	㈱セガ・ミューズとの営業取引	コンシューマ機器の販売	15,766	受取手形 売掛金	—	16,554	2,113	14,441 —	一般取引先と同様であります。㈱セガ・ミューズはコンシューマ機器の販売を主に営んでおります。
					百万円		百万円	百万円	百万円	百万円	
家田和忠	当社取締役 ㈱セガ・リース代表取締役社長 (注)1.5.	直接 0%	㈱セガ・リースとの営業取引	業務用機器等の販売	662	売掛金	283	696	141	837	一般取引先と同様であります。㈱セガ・リースは、アミューズメントテーマパーク施設機器のリース事業を主に営んでおります。
				アミューズメントテーマパーク用施設機器等のリース料の支払	651	未払費用	93	684	777	0	
			㈱セガ・リースとの営業取引以外の取引	資金の貸付		短期貸付金	23	—	—	23	
					64	長期貸付金	1,585	64	209	1,439	
				貸付金利息の収入	7		—	—	—	—	市中金利を勘案し両者協議の上決定しております。
				建物賃貸料	0		—	—	—	—	両者協議の上決定しております。

氏名	職業	議決権等の被所有割合	取引内容（種類、対象等）		取引金額	科目	期首残高	期中増加額	期中減少額	期末残高	取引ないし取引条件の決定方針等
					百万円		百万円	百万円	百万円	百万円	
田子林七	当社取締役 ㈱セガ・ロジスティクスサービス 代表取締役社長 (注)1.7.	直接 －%	㈱セガ・ロジスティクスサービスとの営業取引	業務用機器の販売	3	売掛金	6	4	7	3	一般取引先と同様であります。㈱セガ・ロジスティクスサービスは、物流サービスを主に営んでおります。
				製品補修費用および物流関連費用等の支払	1,782	未払費用	668	1,871	1,680	859	
			㈱セガ・ロジスティクスサービスとの営業取引以外の取引	資金の貸付		短期貸付金	80	－	－	80	
				貸付金利息の収入	0		－	－	－	－	市中金利を勘案し両者協議の上決定しております。
				建物賃貸料	24		－	－	－	－	両者協議の上決定しております。
				経営指導料収入	4		－	－	－	－	両者協議の上決定しております。
					百万円		百万円	百万円	百万円	百万円	
駒井徳造	当社取締役 ライト印刷㈱ 代表取締役会長兼社長 (注)1.8.	直接 0%	ライト印刷㈱の営業取引	カタログ・マニュアル等印刷費の支払	74	支払手形 買掛金 未払費用	121	78	78	121	一般取引先と同様であります。ライト印刷㈱は、印刷物全般の事業を主に営んでおります。
					百万円		百万円	百万円	百万円	百万円	
	当社取締役 ㈱キョクイチ 代表取締役副会長 (注)1.8.	直接 0%	㈱キョクイチとの営業取引	業務用機器等の販売	159	売掛金	291	167	308	149	一般取引先と同様であります。㈱キョクイチは、アミューズメント施設運営を主に営んでおります。
				コンシューマ機器のソフトウェアの開発委託料等の支払	1	未払費用	1	1	2	0	
					百万円		百万円	百万円	百万円	百万円	
中山晴喜	当社代表取締役中山隼雄の近親者 ㈱マーベラスエンターテイメント 代表取締役社長 (注)1.	直接 0%	㈱マーベラスエンターテイメントとの営業取引	ゲーム音楽の版権許諾	10	売掛金	－	11	4	6	一般取引先と同様であります。㈱マーベラスエンターテイメントは、音楽・映像関連商品の企画・制作・販売を主に営んでおります。

(注) 1. CSKネットワークシステムズ㈱、日本カードセンター㈱、CSKベンチャーキャピタル㈱、CSI㈱、CSK興産㈱、㈱サービスウェア・コーポレーション、㈶中山隼雄科学技術文化財団、㈱エスアイエレクトロニクス、㈱セガ・デジタル・コミュニケーションズ、㈱シー・エス・ケイ総合研究所、㈱エスジーエス、㈱セガ・リース、ビジネスエクステンション㈱、㈱セガ・フードワークス、㈱セガ・ユナイテッド、㈱セガ・ミューズ、㈱セガ・ロジスティクスサービス、ライト印刷㈱、㈱キョクイチ、㈱マーベラスエンターテイメントとの取引は、いわゆる第三者のための取引であります。

2. ㈱エスアイエレクトロニクスと㈱セガ・ユナイテッドは当社の100％子会社であります。

3. ㈱CSKとの取引については、1.その他の関係会社で記載しております。

4. 入交昭一郎は平成9年6月26日に同社の代表取締役会長を退任しておりますので取引金額は退任時までの実績を、期末残高は退任時の残高を記載しております。
佐藤秀樹は平成9年6月26日に同社の代表取締役会長に就任していますので取引金額は就任時以降の実績を、期首残高は就任時の残高を記載しております。

5. 家田和忠は平成9年6月20日同社の代表取締役社長を退任しておりますので取引金額は退任時までの実績を、期末残高は退任時の残高を記載しております。
竹下直慶は平成9年6月20日に同社の代表取締役社長に就任しておりますので取引金額は就任時以降の実績を、期首残高は就任時の残高を記載しております。

6. ㈱セガ・リースに対する長期貸付金の期末残高欄括弧内は一年内返済予定のものであり、内数で表示しております。

7. 田子林七は平成9年6月27日当社取締役を退任しておりますので取引金額は退任時までの実績を、期末残高は退任時の残高を記載しております。

8. 駒井徳造は平成9年6月27日当社取締役を退任しておりますので取引金額は退任時までの実績を、期末残高は退任時の残高を記載しております。

9. ㈱セガ・ユナイテッドと㈱ムーミンは㈱ムーミンを存続会社として平成10年1月1日合併し、㈱セガ・ミューズと社名変更いたしました。

3. 役員およびその近親者が議決権の過半数を所有する会社

会社名	住所	資本金(又は出資金)	事業の内容	議決権等の被所有割合	関係内容		取引内容		取引金額	科目	期首残高	期中増加額	期中減少額	期末残高
					役員の兼務等	事業上の関係								
インフォエラ,インク.	米国カリフォルニア州ロスアンゼルス	千USドル 5	商品開発、マーケティングに関するコンサルティング	当社取締役デヴィット・ローゼンが100％直接所有	兼任 1人	海外営業のコンサルティング契約の締結	営業取引	海外営業に関するコンサルティング契約に基づく支払	百万円 80	前払費用	百万円 6	百万円 80	百万円 80	百万円 6

取引条件ないし取引条件の決定方針

海外営業のコンサルティングについては、インフォエラ，インク．より見積の提示を受け、過去の実績を考慮し両者協議の上、決定しております。契約期間は平成９年５月から平成10年４月までの１年間であり、支払総額は80百万円であります。

(注) 関連当事者との取引の取引金額は消費税等抜きの金額で、期首残高、期中増加額、期中減少額、期末残高は消費税等込みの金額で記載しております。

監　査　報　告　書

平成９年６月２７日

株式会社セガ・エンタープライゼス
代表取締役社長　　中　山　隼　雄　　殿



中　央　監　査　法　人

代表社員 関与社員　公認会計士

代表社員 関与社員　公認会計士

代表社員 関与社員　公認会計士

関与社員　公認会計士

東京都千代田区霞が関三丁目２番５号　霞が関ビル

当法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」及び「企業集団等の状況」に掲げられている株式会社セガ・エンタープライゼスの平成８年４月１日から平成９年３月３１日までの第３９期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表、並びに同期間の連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書及び連結剰余金計算書について監査を行った。

この監査に当たって、当法人は、一般に公正妥当と認められる監査基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、当法人の意見は次のとおりである。

(1) 財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和３８年大蔵省令第５９号）の定めるところに準拠しているものと認められた。

よって、上記の財務諸表が株式会社セガ・エンタープライゼスの平成９年３月３１日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

(2) 連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和５１年大蔵省令第２８号）の定めるところに準拠しているものと認められた。

よって、上記の連結財務諸表が株式会社セガ・エンタープライゼス及び連結子会社の平成９年３月３１日現在の財政状態及び同日をもって終了する連結会計年度の経営成績を適正に表示しているものと認める。

会社と当法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監　査　報　告　書

平成１０年６月２６日

株式会社セガ・エンタープライゼス
代表取締役社長　　入　交　昭　一　郎　　殿



中　央　監　査　法　人

代表社員
関与社員　公認会計士　野田晃子

代表社員
関与社員　公認会計士　鈴木正明

関与社員　公認会計士　市村　清

東京都千代田区霞が関三丁目２番５号　霞が関ビル

当法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社セガ・エンタープライゼスの平成９年４月１日から平成１０年３月３１日までの第４０期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。

この監査に当たって、当法人は、一般に公正妥当と認められる監査基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和３８年大蔵省令第５９号）の定めるところに準拠しているものと認められた。

よって、当法人は、上記の財務諸表が株式会社セガ・エンタープライゼスの平成１０年３月３１日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　　上

監　査　報　告　書

平成１０年６月２６日

株式会社セガ・エンタープライゼス
代表取締役社長　　入　交　昭　一　郎　　殿



中　央　監　査　法　人
代表社員 関与社員　公認会計士　野田晃子
代表社員 関与社員　公認会計士　鈴木正明
関与社員　公認会計士　市村　清

東京都千代田区霞が関三丁目２番５号　霞が関ビル

当法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「企業集団等の状況」に掲げられている株式会社セガ・エンタープライゼスの平成９年４月１日から平成１０年３月３１日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書及び連結剰余金計算書について監査を行った。

この監査に当たって、当法人は、一般に公正妥当と認められる監査基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、下記に記載した変更を除いて前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和５１年大蔵省令第２８号）の定めるところに準拠しているものと認められた。

記

「連結財務諸表作成のための基本となる重要な事項９.」に記載されているとおり、当連結会計年度より、法人税等（事業税を含む）の期間配分の処理を、未実現利益の消去等の連結上の調整項目のみを対象とする方法から、連結会社の一時差異に係る法人税等について資産負債法により行う方法へ変更した。この変更は、連結財務諸表提出会社の一時差異の金額の重要性が増したため、連結上の損益と法人税等を合理的に対応させ、期間損益をより適切に算定するために行われたものであり、正当な理由に基づいているものと認められた。なお、この変更によって、従来の方法に比べ、経常損失は911百万円、当期純損失は4,192百万円それぞれ減少し、その他の剰余金期末残高は9,175百万円増加している。また、セグメント情報に与える影響は、セグメント情報の「(イ)事業の種類別セグメント情報」の「(注)４.法人税等の期間配分の処理の変更」及び「(ロ)所在地別セグメント情報」の「(注)３. 法人税等の期間配分の処理の変更」に記載されているとおりである。

よって、当法人は、上記の連結財務諸表が株式会社セガ・エンタープライゼス及び連結子会社の平成１０年３月３１日現在の財政状態及び同日をもって終了する連結会計年度の経営成績を適正に表示しているものと認める。

会社と当法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

第7　株式事務の概要

<table>
<tr><td>決算期</td><td colspan="2">3月31日</td><td>定時株主総会</td><td colspan="2">6月中</td></tr>
<tr><td>株主名簿閉鎖の期間</td><td colspan="2">—</td><td>基準日</td><td colspan="2">3月31日</td></tr>
<tr><td rowspan="2">株券の種類</td><td colspan="2" rowspan="2">100株券、1,000株券、10,000株券</td><td>中間配当基準日</td><td colspan="2">9月30日</td></tr>
<tr><td>1単位の株式数</td><td colspan="2">100株</td></tr>
<tr><td rowspan="4">株式の名義書換え</td><td>取扱場所</td><td colspan="4">東京都千代田区丸の内一丁目4番4号
住友信託銀行株式会社　証券代行部</td></tr>
<tr><td>代理人</td><td colspan="4">大阪市中央区北浜四丁目5番33号
住友信託銀行株式会社</td></tr>
<tr><td>取次所</td><td colspan="4">住友信託銀行株式会社本店および全国各支店</td></tr>
<tr><td>名義書換手数料</td><td colspan="2">無料</td><td>新券交付手数料</td><td>無料</td></tr>
<tr><td rowspan="4">単位未満株式の買取り</td><td>取扱場所</td><td colspan="4">東京都千代田区丸の内一丁目4番4号
住友信託銀行株式会社　証券代行部</td></tr>
<tr><td>代理人</td><td colspan="4">大阪市中央区北浜四丁目5番33号
住友信託銀行株式会社</td></tr>
<tr><td>取次所</td><td colspan="4">住友信託銀行株式会社本店および全国各支店</td></tr>
<tr><td>買取手数料</td><td colspan="4">東京証券取引所の定める1単位あたりの売買委託手数料額を買取った単位未満株式数で按分した額</td></tr>
<tr><td>公告掲載新聞名</td><td colspan="5">日本経済新聞</td></tr>
<tr><td>株主に対する特典</td><td colspan="5">該当事項はありません</td></tr>
</table>

第8　参　考　情　報

当事業年度の開始日から有価証券報告書提出日までの間に次の書類を提出しております。

(1) 有価証券報告書及びその添付書類　（事業年度（第39期）　自　平成8年4月1日　至　平成9年3月31日）　平成9年6月30日大蔵大臣に提出

(2) 臨時報告書　平成9年10月31日大蔵大臣に提出

企業内容等の開示に関する省令第19条第2項第3号（特定子会社の異動）に基づく臨時報告書であります。

(3) 半期報告書　（（第40期中）　自　平成9年4月1日　至　平成9年9月30日）　平成9年12月19日大蔵大臣に提出

(4) 臨時報告書の訂正報告書　平成9年12月24日大蔵大臣に提出

臨時報告書（平成9年10月31日大蔵大臣に提出）に係る訂正報告書であります。

(5) 臨時報告書　平成10年3月16日大蔵大臣に提出

企業内容等の開示に関する省令第19条第2項第11号（子会社の債務超過による損失の発生）に基づく臨時報告書であります。

第二部　保証会社等の情報

該当事項はありません。

3-A

01 SEP 26 AM 8:03

SEGA™

SEGA ENTERPRISES, LTD.

(incorporated with limited liability in Japan)

¥50,000,000,000

Zero Coupon Convertible Bonds due 2003

convertible into shares of common stock of SEGA Enterprises, Ltd.

The ¥50,000,000,000 Convertible Bonds due 2003 (the "Bonds") of SEGA Enterprises, Ltd. (the "Company") will be in the denomination of ¥5,000,000 each and will be convertible on and after 1st March, 1999 up to, and including, 24th March, 2003, unless previously redeemed, into fully-paid and non-assessable shares of common stock of the Company ("Shares") at an initial conversion price, subject to adjustment in certain events and subject to a resetting on 18th February, 2000 and 16th February, 2001 as set out herein, of ¥2,285 per Share. The closing price of the Shares on 28th January, 1999, as reported by the Tokyo Stock Exchange, was ¥2,285 per Share.

On or after 1st April, 2000 the Bonds may be redeemed in whole or in part at their principal amount, at the option of the Company as set out herein, provided that no redemption may be made unless the closing price (as defined in the Terms and Conditions of the Bonds set out herein) of the Shares for each of 30 consecutive trading days (as so defined), the last of which occurs not more than 30 days prior to the date upon which the notice of redemption is first published, is at least 130 per cent. of the Conversion Price (as so defined) then in effect. The Company may, however, redeem all the Bonds at any time at their principal amount if Japanese withholding taxes are imposed on payments in respect of the Bonds, as set out herein.

Payments of principal in respect of the Bonds will be made without withholding or deduction for or on account of Japanese taxes to the extent set out herein.

ISSUE PRICE 100 PER CENT.

Application has been made to list the Bonds on the Luxembourg Stock Exchange.

Concurrently with the issuance of the Bonds, the Company is issuing ¥30,000,000,000 0.4 per cent. convertible debentures due 2006 in Japan (the "Domestic Issue").

The Bonds will initially be represented by a temporary global bond which is expected to be deposited on or about 17th February, 1999 with a common depositary for Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System ("Euroclear"), and Cedelbank. Definitive Bonds are expected to be available for delivery not later than 1st April, 1999 against certification of non-U.S. beneficial ownership.

Nomura International

Merrill Lynch International **Schroders**

Daiwa Europe Limited
Robert Fleming & Co. Limited
Morgan Stanley Dean Witter

Goldman Sachs International
Banca del Gottardo
SG Investment Banking

Dated 28th January, 1999

material in the context of the issue and offering of the Bonds, that the statements contained herein are true and accurate in all material respects and not misleading, that the opinions and intentions expressed herein are honestly held and that there are no other facts the omission of which would make any of such statements or the expression of any such opinions or intentions misleading, provided that this confirmation does not extend to information set out under "Subscription and Sale" (except for the last two paragraphs thereof).

No person is authorised in connection with the issue, offering, subscription or sale of the Bonds to give any information or to make any representation not contained in this Offering Circular and, if given or made, such information or representation not contained in this Offering Circular must not be relied upon as having been authorised by the Company or any of the Managers (as defined under "Subscription and Sale"). Neither the delivery of this Offering Circular nor any sale or allotment made in connection with the issue of the Bonds shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof. This Offering Circular does not constitute an offer, and may not be used for the purpose of an offer to, or a solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorised or is unlawful.

No action is being taken to permit a public offering of the Bonds or the distribution of this Offering Circular (in preliminary or final form) in any jurisdiction where action would be required for such purposes.

There are restrictions on the offer and sale of the Bonds and Shares issued upon conversion of Bonds, and the circulation of documents relating thereto, in certain jurisdictions including the United States, Japan and the United Kingdom and to persons connected therewith (see "Subscription and Sale").

All references in this Offering Circular to "U.S. dollars", "dollars", "U.S.$" and "$" refer to the currency of the United States of America and those to "yen" and "¥" refer to the currency of Japan. For convenience, certain yen amounts in this Offering Circular have been translated into dollars at the rate of ¥132.10 = $1, the rate prevailing on 31st March, 1998. However, such translations should not be construed as representations that the yen amounts have been, could have been or could be converted into dollars at that or any other rate. The mean of the exchange rate quotations by a leading commercial bank in Tokyo for buying and selling spot dollars by telegraphic transfer against yen on 28th January, 1999 was ¥115.55 = $1.

In connection with this issue, Nomura International plc may over-allot or effect transactions which stabilise or maintain the market price of the Bonds and/or the Shares at levels which might not otherwise prevail. In addition, to the extent permitted by, and in accordance with, applicable laws and regulations, such transactions in respect of the Shares may be effected in Japan by certain parties (see "Subscription and Sale"). Such transactions may be effected in respect of the Bonds on the Luxembourg Stock Exchange or otherwise outside Japan. Any such transactions in respect of the Shares will be effected on the Tokyo Stock Exchange. Such stabilising, if commenced, may be discontinued at any time.

In connection with the Domestic Issue, to the extent permitted by, and in accordance with, applicable laws and regulations, transactions which stabilise or maintain the market price of the Shares at levels which might not otherwise prevail may also be effected in Japan by certain parties (see "Subscription and Sale"). Any such transactions in respect of the Shares will be effected on the Tokyo Stock Exchange. Such stabilising, if commenced, may be discontinued at any time.

	Page
TERMS AND CONDITIONS OF THE BONDS	4
SEGA ENTERPRISES, LTD.	15
USE OF PROCEEDS	15
INVESTMENT CONSIDERATIONS	16
RECENT BUSINESS AND OUTLOOK	17
CAPITALISATION	19
INFORMATION CONCERNING THE SHARES:	
Dividends	20
Changes in Issued Share Capital	20
Japanese Stock Market and Price Range of the Shares	20
Principal Shareholders	21
BUSINESS:	
History	23
Strategy	23
Products and Services	24
Production and Components Supply	25
Overseas Activities	26
Sales, Distribution and Production	26
Competition	27
Patents and Licences	27
Research and Development	27
Litigation	28
Property	28
Capital Expenditure	29
SUBSIDIARIES AND AFFILIATES	30
MANAGEMENT AND EMPLOYEES:	
Management	31
Employees	31
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON THE NON-CONSOLIDATED FINANCIAL STATEMENTS	33
NON-CONSOLIDATED FINANCIAL STATEMENTS	34
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON THE CONSOLIDATED FINANCIAL STATEMENTS	53
CONSOLIDATED FINANCIAL STATEMENTS	54
DESCRIPTION OF THE SHARES	68
JAPANESE FOREIGN EXCHANGE LAW AND CERTAIN OTHER REGULATIONS	73
JAPANESE TAXATION	75
SUBSCRIPTION AND SALE	77
GENERAL INFORMATION	79

The following Terms and Conditions, subject to completion and amendment and save for the paragraphs in italics, will be endorsed on the Bonds:–

This Bond is one of a series of ¥50,000,000,000 Convertible Bonds due 2003 (the "Bonds") of ¥5,000,000 each issued by SEGA Enterprises, Ltd. (the "Company") and constituted by a trust deed (the "Trust Deed") dated 17th February, 1999 made between the Company of the one part and The Law Debenture Trust Corporation p.l.c. (the "Trustee", which expression shall include its successors as trustee under the Trust Deed) of the other part. The Trustee acts as trustee for the holders for the time being of the Bonds (the "Bondholders") in accordance with the provisions of the Trust Deed, copies of which are available for inspection at the registered office for the time being of the Trustee, being at the date of issue hereof at Princes House, 95 Gresham Street, London EC2V 7LY, and at the specified office(s) of each of the Principal Paying Agent, the other Paying Agents and the Conversion Agents referred to in Conditions 4 and 5 (the "Principal Paying Agent", the "Paying Agents" and the "Conversion Agents", respectively). References herein to the Paying Agents shall, unless the context otherwise requires, include the Principal Paying Agent and any other or further paying agent(s) appointed by the Company from time to time. The Bondholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and are deemed to have notice of those applicable to them of the Paying and Conversion Agency Agreement (as defined in the Trust Deed). The statements in these terms and conditions (the "Conditions") include summaries of, and are subject to, the detailed provisions of the Trust Deed. Any terms defined in the Trust Deed shall have the same meanings when used herein except where otherwise indicated.

1. Form, Denomination, Title and Status

The Bonds are issued in bearer form in the denomination of ¥5,000,000 each, serially numbered. Title to the Bonds will pass by delivery. The Bonds are direct, unconditional and (subject to the provisions of Condition 2) unsecured obligations of the Company, ranking *pari passu* and rateably without any preference among themselves, and, except for the provisions of Condition 2 and with the exception of obligations in respect of national and local taxes and certain other statutory exceptions, equally with all other unsecured obligations (other than subordinated obligations, if any) of the Company from time to time outstanding.

2. Negative Pledge

So long as any of the Bonds remains outstanding (as defined in the Trust Deed), the Company will not create or have outstanding any mortgage, charge, pledge or other security interest upon the whole or any part of its property or assets, present or future, in order to secure, for the benefit of holders thereof, any existing or future international bond issue (or to secure for the benefit of holders thereof payment under any guarantee or indemnity or other like obligation in respect thereof) without in any such case at the same time according to the Bonds, either the same security as is created or is outstanding in respect of such international bond issue (or such guarantee or indemnity or other like obligation in respect thereof) or such other security or guarantee as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the Bondholders or as the Bondholders shall approve by an Extraordinary Resolution (as defined in the Trust Deed).

As used in this Condition 2, "international bond issue" means any issue of bonds, debentures, notes or other similar securities of the Company or any other person (with a stated maturity of more than one year from the creation thereof) which (i) either are by their terms payable, or confer a right to receive payment, in or by reference to any currency other than yen or, if more than 50 per cent. of the aggregate principal amount thereof is initially offered or distributed outside Japan by or with the authorisation of the Company or, if not the Company, the issuer thereof, are denominated or payable in or by reference to yen and (ii) are for the time being, or are intended to be, quoted, listed, dealt in or traded on any stock exchange or over-the-counter or other similar securities market outside Japan.

3. Default Interest

In the event that payment of any amount in respect of any Bond is improperly withheld or refused, such unpaid amount will bear interest (both before and after judgment) from the date of default to the earlier of (i) the day on which all sums due in respect of such Bond up to but excluding that day are received by or on behalf of the relevant Bondholder and (ii) the day seven days after the Principal Paying Agent has notified Bondholders of receipt of all sums due in respect of all the Bonds up to but excluding

Bondholders under these Conditions) at the rate of interest per annum determined by the Principal Paying Agent as being equal to the offered rate quoted by a leading bank in the Euro-yen market selected by the Principal Paying Agent for deposits in yen for the period of three months, as at 11.00 a.m. (London time) on the date of such default. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each.

4. Payments

4.1 Payments in respect of the Bonds will be made against surrender of the Bonds at any specified office outside Japan of any Paying Agent. Such payments will be made by a yen cheque drawn on, or by transfer to a yen account (in the case of payment to a non-resident of Japan, to a non-resident yen account) maintained by the payee with, a bank in Tokyo, subject in all cases to any fiscal or other laws and regulations applicable thereto, but without prejudice to the provisions of Condition 7.

4.2 The initial Principal Paying Agent and the other Paying Agents and their specified offices are set out at the end of these Conditions. The Company reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of the Principal Paying Agent or any other Paying Agent and to appoint another Principal Paying Agent or other or further Paying Agents, provided that it will at all times maintain Paying Agents having specified offices in London and one other city in Europe which, so long as the Bonds are listed on the Luxembourg Stock Exchange, shall be Luxembourg. Notice of any such termination or appointment and of any changes in the specified offices of the Principal Paying Agent or any other Paying Agents will be given to the Bondholders in accordance with Condition 12.

4.3 If the due date for payment of any amount in respect of any Bond is not a business day, then the holder thereof shall not be entitled to payment of the amount due until the next following business day and no further payment will be made as a consequence of the day on which the relevant Bond may be presented for payment under this Condition 4.3 falling after the due date. In this Condition 4.3, "business day" means any day on which banks are open for business in the place of the specified office of the Paying Agent at which the Bond is presented for payment and (in the case of payment by transfer to a yen account as referred to above) on which dealings in foreign currency may be carried on both in Tokyo and in such place.

5. Conversion

5.1

5.1.1 The right of a Bondholder to convert any Bond hereunder is hereinafter called the "Conversion Right". Subject to and upon compliance with the provisions of this Condition, any Bond may be converted, at the option of the holder thereof, at any time on and after 1st March, 1999 and up to the close of business (at the place where the Bond is deposited for conversion) on 24th March, 2003 (but in no event thereafter) or, if such Bond shall have been called for redemption prior to 24th March, 2003, then up to the close of business (at the place as aforesaid) on the date fixed for redemption thereof into fully-paid and non-assessable Shares. The number of Shares to be issued on conversion of this Bond shall be determined by dividing the principal amount of this Bond by the Conversion Price, determined as hereinafter provided, in effect on the Conversion Date (as hereinafter defined).

5.1.2 Subject as provided in Condition 5.5, fractions of a Share will not be issued on conversion and no adjustment or cash payment will be made in respect thereof. However, if more than one Bond shall be deposited for conversion at any one time by the same Bondholder, the number of Shares which shall be issued upon conversion thereof shall be calculated on the basis of the aggregate principal amount of the Bonds so deposited.

5.1.3 The price at which Shares shall be issued upon conversion (the "Conversion Price") shall initially be ¥2,285 per Share, subject to adjustment in the manner provided in Condition 5.3 hereof and Clause 7.8 of the Trust Deed; provided, however, that the Conversion Price shall be subject to reset as set forth below if:–

(Japan time) (the "First Reset Date"), rounded upward to the nearest one yen, shall be at least one yen less than the Conversion Price in effect on the First Reset Date, the Conversion Price shall be reset with effect from (and including) 6th March, 2000 (Japan time) (the "First Effective Date") to an amount equal to the current market price per Share on such First Reset Date rounded upward to the nearest one yen and (if applicable) adjusted in accordance with Condition 5.3 of the Bonds and Clause 7.8 of the Trust Deed (disregarding any retroactive adjustment not then reflected in the Conversion Price in effect on the First Reset Date, but without prejudice to the Company's obligations in respect thereof) for any event which shall take effect during the period from the First Reset Date (exclusive) to the First Effective Date (inclusive); and

(ii) the "current market price per Share" (as defined below) on 16th February, 2001 (Japan time) (the "Second Reset Date") rounded upward to the nearest one yen, shall be at least one yen less than the Conversion Price in effect on the Second Reset Date, the Conversion Price shall be reset with effect from (and including) 5th March, 2001 (Japan time) (the "Second Effective Date") to an amount equal to the current market price per Share on such Second Reset Date rounded upward to the nearest one yen and (if applicable) adjusted in accordance with Condition 5.3 of the Bonds and Clause 7.8 of the Trust Deed (disregarding any retroactive adjustment not then reflected in the Conversion Price in effect on the Second Reset Date, but without prejudice to the Company's obligations in respect thereof) for any event which shall take effect during the period from the Second Reset Date (exclusive) to the Second Effective Date (inclusive);

provided, however, that the Conversion Price shall in no case be reduced as a result of any reset made hereunder to below 70 per cent. of the Conversion Price in effect on the First Reset Date, in which case the reset Conversion Price shall be 70 per cent. of such Conversion Price, rounded upward to the nearest one yen and (if applicable) adjusted as aforesaid; and provided further that the Conversion Price will not in any event be reduced as a result of any such reset to such an extent that, under applicable law then in effect, Bonds may not be converted at such reduced Conversion Price into legally issued fully-paid and non-assessable Shares.

If the Conversion Price is reset as aforesaid, the Company shall, on or before the applicable Effective Date, give notice to the Trustee, the Bondholders, the Conversion Agents and the other relevant agents of the reset Conversion Price as referred to above in accordance with Condition 12 of the Bonds and Clause 7.8.14 of the Trust Deed and, if the reset Conversion Price is adjusted further after such Reset Date, the Company shall give the same notice as soon as practicable after such adjustment.

For the purpose of this Condition 5.1.3, the "current market price per Share" means the average of the closing prices of the Shares (as defined below) for the 30 consecutive trading days up to and including the applicable Reset Date. The closing price of the Shares for each trading day (as defined below) shall be the last reported sales price (regular way) of Shares on the Tokyo Stock Exchange or, if the Shares are not listed or admitted to trading on such exchange, the average of the closing bid and offered prices of Shares for such day as furnished by any member firm of the Tokyo Stock Exchange selected from time to time by the Company and approved by the Trustee for the purpose. The term "trading day" means a day when the Tokyo Stock Exchange is open for business, but does not include a day when (a) no such last sales price is reported, and (b) (if the Shares are not listed or admitted to trading on such exchange) no such closing bid and offered prices are furnished as aforesaid.

5.1.4 Notwithstanding the provision of Condition 5.1.1 above, if the Company shall default in making payment in full in respect of any Bond which shall have been redeemed pursuant to Condition 6.2 or 6.3 prior to 24th March, 2003 on the date fixed for redemption thereof, the Conversion Right attaching to such Bond shall continue to be exercisable up to and including the close of business (at the place where the Bond is deposited for conversion) on the date upon which the full amount of the moneys payable in respect of such Bond has been duly received by the Trustee or the Principal Paying Agent and

Condition 12 or, if earlier, 24th March, 2003.

5.1.5 Notwithstanding anything herein to the contrary, if and so long as the Company is prohibited under any applicable Japanese law for the time being in effect from delivering a certificate or certificates for Shares which, but for such law, would have been deliverable upon conversion of Bonds or upon retroactive adjustment of the Conversion Price as provided in Condition 5.2.2, then the Company shall pay or cause to be paid in yen to or to the order of the converting Bondholder a cash amount equal to the Market Value (as defined in Clause 7.7 of the Trust Deed) of the Shares in respect of which a certificate or certificates cannot be delivered, all as more particularly described in Clause 7.7 of the Trust Deed.

5.1.6 As used in this Condition 5, the expression "Shares" has the meaning ascribed thereto in the Trust Deed.

5.2

5.2.1 To exercise the Conversion Right attached to any Bond, the holder thereof shall complete, sign and deposit at the specified office of a Conversion Agent at his own expense during normal business hours of the Conversion Agent with which the Bond is to be deposited for conversion a notice of conversion (the "Conversion Notice"), in the form obtainable from any Conversion Agent, together with the relevant Bond.

The initial Conversion Agents, the initial Custodian (as defined in the Trust Deed) and their respective specified offices are set out at the end of these Conditions. The Company reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of the Custodian or any Conversion Agent and to appoint another Custodian and further or other Conversion Agents; provided that there shall always be a Custodian, being a non-resident of Japan and having a specified office outside Japan, and that the Company will at all times maintain Conversion Agents having specified offices in London and one other city in Europe which, so long as the Bonds are listed on the Luxembourg Stock Exchange, shall be Luxembourg. Notice of any such termination or appointment and of any changes in the specified offices of the Custodian or the Conversion Agents will be given to the Bondholders in accordance with Condition 12. The Custodian has initially appointed The Sumitomo Trust and Banking Company, Limited as the Custodian's Agent (as defined in the Trust Deed) at its specified office set out at the end of these Conditions and may, with the prior written approval of the Trustee, alter such appointment at any time. The Company shall give notice to the Bondholders in accordance with Condition 12 of any change in the Custodian's Agent and/or its specified office.

As a condition precedent to conversion, the Bondholder must pay to such Conversion Agent (or make arrangements satisfactory to the Conversion Agent for the payment of) all stamp, issue, registration or other similar taxes and duties (if any) arising on conversion in the country in which the Bond is deposited for conversion or payable in any jurisdiction consequent upon the issue or delivery of Shares to or to the order of a person other than the converting Bondholder. Except as aforesaid, the Company will pay the expenses arising on the issue of Shares on conversion of the Bonds and all charges of the Conversion Agents in connection therewith.

The date on which any Bond and the Conversion Notice relating thereto are deposited with a Conversion Agent, or on which all conditions precedent to the conversion thereof are fulfilled, whichever shall be later, is hereinafter referred to as the "Deposit Date" applicable to such Bond. The request for conversion shall be deemed to have been made, and accordingly the conversion will become effective, at 23.59 hours (London time) on the Deposit Date applicable to the relevant Bond (and the next calendar day, being the calendar day in Japan on which such time in London falls, is herein referred to as the "Conversion Date" applicable to such Bond). A Conversion Notice once deposited shall not be withdrawn without the consent in writing of the Company.

At any time when the relevant Bond(s) is/are represented by the temporary global Bond, the converting Bondholder must deposit the Conversion Notice in the manner aforesaid with any Conversion Agent, together with an authority to Morgan Guaranty Trust Company of New York, Brussels office (as operator of Euroclear) to debit, or to procure

Bondholder's account with the number of the converted Bond(s) and the number of Bonds represented by the temporary global Bond shall be reduced accordingly.

5.2.2 The Company shall procure that the relevant Conversion Agent shall, with effect as at the Conversion Date, endorse the Conversion Notice on behalf of the Custodian. With effect from the Conversion Date, the Company shall deem the Custodian to have become the holder of record of the number of Shares to be issued upon such conversion (disregarding any fraction of a Share resulting from such conversion, except as provided in Condition 5.5, and also disregarding any retroactive adjustment of the Conversion Price pursuant to Clause 7.8 of the Trust Deed prior to the time such retroactive adjustment shall have become effective). Thereafter, the Company shall, subject to any applicable limitations then imposed by Japanese law, as soon as practicable issue and deliver to the Custodian's Agent a certificate or certificates for the relevant Shares registered in the name of the Custodian together with any other securities, property or cash (including cash payable pursuant to Condition 5.1.5) required to be delivered upon conversion and the Custodian's Agent shall, according to the request made in the relevant Conversion Notice, either:–

(i) as soon as practicable, and in any event within 14 days after the Conversion Date (unless the Company fails to make delivery thereof to the Custodian's Agent as aforesaid), deliver to the order of the person named for that purpose in the relevant Conversion Notice at the specified office in Japan for the time being of the Custodian's Agent, such certificate or certificates for the relevant Shares, together with any such other securities, property or cash required to be delivered on conversion and such assignments and other documents (if any) as may be required by law to effect the transfer thereof; or

(ii) as soon as practicable, and in any event within 21 days after the Conversion Date (unless the Company fails to make delivery thereof to the Custodian's Agent as aforesaid), despatch to the order of the person named for that purpose, and at the place in Japan (other than the specified office in Japan for the time being of the Custodian's Agent) and in the manner specified in the relevant Conversion Notice (the expense and risk of despatch at any such place being that of the converting Bondholder), such certificate or certificates for the relevant Shares, together with any such other securities, property or cash required to be delivered on conversion and despatch to the order of the person named for that purpose, and at the place in Japan and in the manner specified in the relevant Conversion Notice, such assignments and other documents (if any) as may be required by law to effect the transfer thereof.

If the Conversion Date in relation to any Bond shall be on or after a date with effect from which an adjustment to the Conversion Price takes retroactive effect pursuant to any of the provisions of Clause 7.8 of the Trust Deed and the relevant Conversion Date falls on a date when the relevant adjustment has not yet been reflected in the then current Conversion Price, the Company shall procure that the provisions of this Condition 5.2.2 shall be applied, *mutatis mutandis,* to such number of Shares as is equal to the excess of the number of Shares which would have been required to be issued on conversion of such Bond if the relevant retroactive adjustment had been given effect as at the said Conversion Date over the number of Shares previously issued pursuant to such conversion, and in such event and in respect of such excess number of Shares references in (i) and (ii) of this Condition 5.2.2 to the Conversion Date shall be deemed to refer to the date upon which such retroactive adjustment is first reflected in the Conversion Price.

5.2.3 Any annual dividend or interim dividend (being a cash distribution pursuant to Article 293-5 of the Commercial Code of Japan) on the Shares issued upon conversion of a Bond or Bonds with respect to the Dividend Accrual Period (as defined below) during which the relevant Conversion Date falls shall be paid with respect to the full Dividend Accrual Period as if the conversion had taken effect at the beginning of such Dividend Accrual Period. The Shares issued upon conversion of the Bonds will in all other respects rank

the record date for which precedes such Conversion Date and any other right excluded by mandatory provisions of applicable law).

A "Dividend Accrual Period" means the six-month periods ending on 30th September or 31st March in each year, provided that, if the Company shall change its financial year so as to end on a date other than 31st March, such period shall be deemed to be amended *mutatis mutandis.*

5.3 The Conversion Price will be subject to adjustment in certain events set out in Clause 7.8 of the Trust Deed including:–

5.3.1 the making of any Stock Split (as defined below);

5.3.2 the consolidation or reclassification of Shares;

5.3.3 the granting, issue or offer to the holders of Shares of rights or warrants entitling them to subscribe for or purchase Shares, or any securities convertible into or exchangeable for Shares, at a consideration per Share (as defined in the Trust Deed) receivable by the Company less than the current market price per Share (as so defined);

5.3.4 the distribution to the holders of Shares of evidences of indebtedness, shares of capital stock of the Company (other than Shares) or assets (other than annual or interim dividends) or rights or warrants to subscribe for or purchase shares or securities (other than those rights and warrants mentioned in Condition 5.3.3 above);

5.3.5 subject as provided below, the issue of securities convertible into or exchangeable for Shares (other than the Bonds or in any of the circumstances mentioned in Condition 5.3.3 above), or of rights or warrants to subscribe for or purchase Shares or securities convertible into or exchangeable for Shares (other than in any of the circumstances mentioned in Condition 5.3.3 and Condition 5.3.4 above) at a consideration per Share less than the current market price per Share; and

5.3.6 the issue of Shares (other than Shares issued on conversion or exchange of any convertible or exchangeable securities, including the Bonds, issued by the Company or on the exercise of any rights or warrants granted, offered or issued by the Company or in any of the circumstances described in Conditions 5.3.1 and 5.3.2 above and other than Shares issued to shareholders of any company which merges into the Company, upon such merger, in proportion to their shareholding in such company immediately prior to such merger) at a consideration per Share less than the current market price per Share;

provided, however, that the Conversion Price will not be reduced as a result of any such adjustment, and the Company covenants in the Trust Deed not to take any action which would otherwise reduce the Conversion Price to such an extent that, under applicable law then in effect, Bonds may not be converted at such reduced Conversion Price into legally issued, fully-paid and non-assessable Shares. No adjustment will be made where such adjustment would be less than one yen. Any adjustment not so made will be carried forward and taken into account in any subsequent adjustment. Any adjustment will be notified to the Bondholders in accordance with Condition 12.

No adjustment will be made in accordance with Condition 5.3.5 hereof as a result of the issue by the Company of the ¥30,000,000,000 0.4 per cent. convertible debentures due 2006 in Japan.

As used herein, the expression "Stock Split" means any kind of stock split in relation to the Shares, including a free share distribution, a stock dividend or a sub-division of Shares.

5.4 In the case of any consolidation or amalgamation of the Company with, or merger of the Company into, any other corporation (other than a consolidation, amalgamation or merger in which the Company is the continuing corporation), or in the case of any sale or transfer of all or substantially all of the assets of the Company, the Company shall forthwith inform the Trustee of such event and if, having regard to the requirements of Japanese or other applicable law regarding the effecting or evidencing of the consolidation, amalgamation, merger, sale or transfer, the Trustee deems it necessary, the Company shall cause the corporation formed by such consolidation or amalgamation or the corporation into which the Company shall have merged or the corporation which shall have acquired such assets, as the case may be, to execute a trust deed supplemental to the Trust Deed providing that the holder

convertible) to convert such Bond into the class and amount of shares and other securities and property receivable upon such consolidation, amalgamation, merger, sale or transfer by a holder of the number of Shares into which such Bond could be converted immediately prior to such consolidation, amalgamation, merger, sale or transfer. Such supplemental trust deed shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in Condition 5.3 hereof and Clause 7.8 of the Trust Deed. The above provisions of this Condition 5.4 shall apply in the same way to any subsequent consolidations, amalgamations, mergers, sales or transfers.

5.5 If the Shares in issue are combined or consolidated at any time on or after 17th February, 1999 into a smaller number of Shares by operation of law or otherwise, then the Company and the Trustee shall endeavour to agree as to whether a certificate or certificates representing fractions of a Share shall be issued by the Company and/or a cash adjustment shall be made and (a) if agreed, the Company shall, in accordance with the agreement with the Trustee, issue such certificate or certificates for such fractions of a Share to the extent permitted by applicable law with or without a cash adjustment or make a cash adjustment therefor and (b) in the event of failure of such agreement, the Trustee shall in its discretion determine, having regard to the practices then prevailing in Japan and in accordance with the applicable provisions of Japanese law, whether or not such certificate or certificates for such fractions of a Share and/or such cash adjustment shall be issued and/or made by the Company to the converting Bondholder, and such determination shall in the absence of manifest error be final and binding upon the Company, whereupon the Company shall issue such certificate or certificates and/or make such cash adjustment as determined by the Trustee. Notice of such agreement between the Company and the Trustee or determination made by the Trustee shall promptly be given by the Company to the Bondholders in accordance with Condition 12.

6. Redemption and Purchase

6.1 Unless previously redeemed, converted or purchased and cancelled as herein provided, the Company will redeem the Bonds at their principal amount on 31st March, 2003.

6.2 On and after 1st April, 2000 and prior to maturity, the Company may, having given not less than 30 nor more than 60 days' notice to the Bondholders in accordance with Condition 12 (which notice shall be irrevocable), redeem all, or from time to time some only (being ¥5,000,000 in principal amount or an integral multiple thereof), of the Bonds then outstanding at their principal amount, provided, however, that no such redemption may be made unless the closing price of the Shares for each of the 30 consecutive trading days (as defined in Condition 5.1.3 above), the last of which occurs not more than 30 days prior to the date upon which the notice of such redemption is first published, is at least 130 per cent. of the Conversion Price in effect on each such trading day.

Upon the expiration of any such notice, the Company shall be bound to redeem the Bonds to which such notice relates at their principal amount on the date fixed for such redemption.

6.3 If the Company satisfies the Trustee, immediately prior to giving the notice to Bondholders hereinafter referred to, that, as a result of any change in or amendment to the laws of Japan, which becomes effective on or after 17th February, 1999, or in or to the official or judicial interpretation or application of such laws, the Company would be required on the occasion of the payment of principal in respect of the Bonds to pay any additional amounts in accordance with Condition 7, the Company may, having given not less than 30 nor more than 60 days' notice to Bondholders in accordance with Condition 12 (which notice shall be irrevocable) redeem all, but not some only, of the Bonds then outstanding at their principal amount. Upon the expiration of such notice, the Company shall be bound to redeem the Bonds at their principal amount.

6.4 The Company and/or any of its Subsidiaries (as defined in the Trust Deed) may at any time purchase Bonds in the open market or otherwise. Such Bonds may, at the option of the Company or the relevant Subsidiary, be held, resold or cancelled. The Bonds so purchased, while held by or on behalf of the Company or any of its Subsidiaries, shall not entitle the holder to vote at any meeting of Bondholders and shall be deemed not to be outstanding for the purpose of calculating the quorum at a meeting of Bondholders or for the purposes of Conditions 9, 10 and 13.

cancelled and the Bonds purchased and cancelled pursuant to Condition 6.4 shall be forwarded to the Principal Paying Agent and may not be reissued or resold.

6.6 All notices to Bondholders given by or on behalf of the Company pursuant to this Condition will specify the Conversion Price as at the date of the relevant notice, the closing price of the Shares (as defined above) as at the latest practicable date prior to the publication of the notice, the applicable redemption price of the Bonds, the last day on which the Conversion Right may be exercised and the aggregate principal amount of the Bonds outstanding as at the latest practicable date prior to the publication of the relevant notice. In the case of a partial redemption the notice shall also contain (i) the certificate numbers of the Bonds to be redeemed, which shall have been drawn in such place as the Trustee may approve and in such manner as it deems appropriate in such place and in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices, subject to compliance with any applicable laws and stock exchange requirements, (ii) the certificate numbers of any Bonds drawn at prior drawings and not presented for payment and (iii) the aggregate principal amount of the Bonds which will be outstanding after the partial redemption.

7. Taxation

All payments by the Company in respect of the Bonds will be made without withholding of, or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Japan, or any authority therein or thereof having power to tax unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. If such withholding or deduction is so required, the Company will pay such additional amounts as may be necessary in order that the net amounts received by the Bondholders after such withholding or deduction shall equal the amounts which would have been receivable in respect of the Bonds in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Bond presented for payment:–

(a) by or on behalf of a holder (i) who is for Japanese tax purposes treated as a resident of Japan or a Japanese corporation or (ii) who is otherwise subject to such taxes, duties, assessments or governmental charges by reason of his being connected with Japan otherwise than by reason only of the holding of any Bond or the receipt of payment in respect of any Bond; or

(b) more than 30 days after the Relevant Date except to the extent that the holder thereof would have been entitled to such additional amounts on presenting the same for payment as at the expiry of such 30-day period.

As used herein, the "Relevant Date" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Principal Paying Agent or the Trustee on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect shall have been duly published in accordance with Condition 12.

Any reference in this Bond to principal shall be deemed also to refer to any additional amounts which may be payable under this Condition or any undertakings or covenants given in addition thereto or in substitution therefor pursuant to the Trust Deed.

8. Prescription

Each Bond will become void unless presented for payment within the period of ten years from the Relevant Date for the payment thereof.

9. Events of Default

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution shall (subject in each case to being indemnified to its satisfaction), give notice in writing to the Company that the Bonds are due and repayable, after the occurrence of any of the following events:–

9.1 the Company defaults for more than seven days in the payment of the principal of the Bonds when and as the same ought to be paid in accordance with these Conditions; or

provision contained in the Trust Deed or in the Bonds and on its part to be performed or observed (other than the covenant to pay the principal of any of the Bonds), and (except where the Company receives certification from the Trustee that such default is not capable of remedy, in which case no such notice (as is mentioned below) shall be required) such default continues for the period of 30 days next following the service by the Trustee on the Company of notice requiring the same to be remedied; or

9.3 the obligation to repay any indebtedness for money borrowed by the Company or any Principal Subsidiary and having an aggregate outstanding principal amount of at least U.S.$3,000,000 (or its equivalent in any other currency or currencies) is accelerated prior to its stated maturity (otherwise than pursuant to a provision permitting prepayment at the option of the Company or the relevant Principal Subsidiary) or steps are taken to enforce the security therefor, or any such indebtedness having an aggregate outstanding principal amount of at least U.S.$3,000,000 (or its equivalent in any other currency or currencies) is not paid at its stated maturity (or by the expiry of any applicable grace period as originally provided), or any such indebtedness due on demand having an aggregate outstanding principal amount of at least U.S.$3,000,000 (or its equivalent in any other currency or currencies) is not paid on demand (or at the expiration of any applicable grace period therefor); or

9.4 the Company or any Principal Subsidiary defaults in making any payment due under any guarantee and/or any indemnity given by any of them in respect of any obligation or indebtedness for money borrowed having an aggregate outstanding principal amount of at least U.S.$3,000,000 (or its equivalent in any other currency or currencies); or

9.5 a final decree or order is made or issued by a court of competent jurisdiction adjudging the Company or any Principal Subsidiary bankrupt or insolvent, or approving a petition seeking with respect to the Company or any Principal Subsidiary a decree of commencement of reorganisation procedures or adjustment under the Bankruptcy Law, the Company Reorganisation Law, the Commercial Code or any other similar applicable law of Japan or any other jurisdiction or a final decree or order is made or issued by a court of competent jurisdiction for the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of the Company or any Principal Subsidiary or of all or any material part of the property of any of them, or for the winding-up, dissolution or liquidation of the Company or any Principal Subsidiary except (i) a winding-up, dissolution or liquidation for the purposes of or pursuant to a merger, consolidation, amalgamation or reconstruction whereby (in the case of the Company) the continuing corporation or the corporation formed as a result of the merger, consolidation, amalgamation or reconstruction effectively assumes all of the obligations of the Company under the Trust Deed and the Bonds or (in the case of a Principal Subsidiary) the undertaking, business and assets of such Principal Subsidiary are transferred to or otherwise vested in the Company or any other Subsidiary or the terms of the merger, consolidation, amalgamation or reconstruction have been previously approved in writing by the Trustee or (ii) a voluntary winding-up, dissolution or liquidation of a Principal Subsidiary where there are surplus assets in such Principal Subsidiary attributable to the Company and/or any other Subsidiary and such surplus assets are distributed to the Company and/or such Subsidiary; or

9.6 a resolution is passed for the winding-up, dissolution or liquidation of the Company or any Principal Subsidiary (otherwise than in any of the circumstances referred to in the exceptions in Condition 9.5 above) or the Company or any Principal Subsidiary institutes proceedings seeking adjudication of bankruptcy or seeking with respect to itself a decree of commencement of composition, commencement of reorganisation procedures or adjustment under the Bankruptcy Law, the Composition Law, the Company Reorganisation Law, the Commercial Code or any other similar applicable law of Japan or any other jurisdiction, or consents to the institution of any such proceedings, or consents to, or acquiesces in, the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of it or of all or any material part of its property, or makes a general assignment for the benefit of its creditors; or

9.7 (i) the Company or any Principal Subsidiary stops payment (within the meaning of the Bankruptcy Law of Japan or any other applicable similar law) or (ii) the Company ceases, or through an official action of its Board of Directors threatens to cease, to carry on its business

above); or

9.8 any encumbrancer takes possession of the whole or (in the opinion of the Trustee) any material part of the assets or undertakings of the Company or any Principal Subsidiary or a distress, execution or other similar process is levied or enforced upon or sued out against the whole or any part, which is (in the opinion of the Trustee) material, of the property of the Company or any Principal Subsidiary and is not removed, discharged or paid out within 60 days or such longer period as the Trustee may consider appropriate in relation to the jurisdiction concerned;

and in the case of any of the events described in Conditions 9.2, 9.3, 9.4 and 9.8 and in the case of any Principal Subsidiary, in addition, Conditions 9.5, 9.6 and 9.7, the Trustee shall have certified in writing to the Company that the event is, in its opinion, materially prejudicial to the interests of the Bondholders.

For the purposes of Conditions 9.3 and 9.4, any indebtedness which is in a currency other than U.S. dollars shall be translated into U.S. dollars at the spot rate for the sale of U.S. dollars against the purchase of the relevant currency quoted by any leading bank selected by the Trustee on any day when the Trustee requests such a quotation for the purposes aforesaid.

Upon any such notice being given to the Company, the Bonds shall immediately become due and repayable at their principal amount.

"Principal Subsidiary" means any Consolidated Subsidiary (as defined in the Trust Deed) of the Company (i) whose net sales, as shown by the latest audited non-consolidated financial statements (or where the Consolidated Subsidiary itself prepares consolidated financial statements, whose consolidated net sales as shown by the audited consolidated financial statements) of such Consolidated Subsidiary used for the purposes of preparing the latest audited Consolidated Financial Statements (as so defined) being made up, are at least 5 per cent. of the total net sales of the Company and its Consolidated Subsidiaries as shown by such Consolidated Financial Statements or (ii) whose total assets as shown by the audited non-consolidated financial statements (or, where the Consolidated Subsidiary itself prepares consolidated financial statements, whose consolidated total assets as shown by the audited consolidated financial statements) of such Consolidated Subsidiary used for the purposes of preparing the latest audited Consolidated Financial Statements (as so defined) being made up are at least 5 per cent. of the total assets of the Company and its Consolidated Subsidiaries as shown by such audited Consolidated Financial Statements. A report by the Auditors (as so defined) that in their opinion a Consolidated Subsidiary is or is not or was or was not at a specified date a Principal Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

10. Enforcement

At any time after the Bonds shall have become due and repayable, the Trustee may, at its discretion and without further notice, take such proceedings against the Company as it may think fit to enforce repayment of the Bonds together with accrued default interest, if any, pursuant to Condition 3 and to enforce the provisions of the Trust Deed, but it shall not be bound to take any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution of the Bondholders or so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding and (b) it shall have been indemnified to its satisfaction. No Bondholder shall be entitled to proceed directly against the Company unless the Trustee, having become bound so to proceed, fails to do so within a reasonable period of time and such failure shall be continuing.

11. Replacement of Bonds

Should any Bond be lost, stolen, destroyed, mutilated or defaced, it may be replaced at the specified office of the Replacement Agent as may from time to time be appointed by the Company with the prior written approval of the Trustee, upon payment by the claimant of the expenses incurred in connection therewith and on such terms as to evidence and indemnity (which shall require, *inter alia,* that, if the allegedly lost, stolen or destroyed Bond is subsequently deposited for conversion into Shares, or if such Bond is subsequently presented for redemption or is subsequently purchased by the Company or any Subsidiary, there shall be paid to the Company on demand the principal amount of such Bond as the Company may reasonably require. Mutilated or defaced Bonds must be surrendered before replacements will be issued.

All notices to the Bondholders will be valid if published in the *Financial Times* and, as long as the Bonds are listed on the Luxembourg Stock Exchange, the *Luxemburger Wort*. If publication in either of such newspapers is not practicable, notices will be given in such other newspaper or newspapers as the Company, with the prior written approval of the Trustee, shall determine. Such notices shall be deemed to have been given on the date of their publication or, if published more than once or on different dates, on the first date on which publication shall have been made in the newspaper or newspapers in which publication is required.

13. Meetings of Bondholders; Modification and Waiver

The Trust Deed contains provisions for convening meetings of the Bondholders to consider any matter affecting their interests, including modification by an Extraordinary Resolution of any provision of these Conditions or of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution shall be two or more persons holding or representing over 50 per cent. in principal amount of the Bonds for the time being outstanding, or at any adjourned meeting two or more persons being or representing Bondholders (whatever the principal amount of Bonds held or represented), except that at any meeting the business of which includes the modification of certain provisions of the Bonds or of the Trust Deed (including modifying the date of maturity of the Bonds, reducing or cancelling the amount of principal payable in respect of the Bonds or altering the currency of payment of the Bonds or abrogating or modifying any Conversion Right), the necessary quorum for passing an Extraordinary Resolution shall be two or more persons holding or representing not less than 75 per cent., or at any adjourned such meeting over 50 per cent., in principal amount of the Bonds for the time being outstanding. An Extraordinary Resolution duly passed at any such meeting shall be binding on all the Bondholders, whether present or not.

The Trustee may, without the consent of the Bondholders, agree to any modification (except as aforesaid) of the Trust Deed or the Bonds (including these Conditions) or to any waiver or authorisation of any breach or proposed breach by the Company of the provisions of the Trust Deed or the Bonds which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Bondholders or to any modification of the Trust Deed or the Bonds (including these Conditions) which is of a formal, minor, or technical nature made to correct a manifest error or in order to comply with mandatory provisions of Japanese law. Any such modification, waiver or authorisation shall be binding on the Bondholders and any such modification shall (unless the Trustee agrees otherwise) be notified to the Bondholders in accordance with Condition 12 as soon as practicable thereafter.

14. Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking steps to enforce the provisions of the Trust Deed or of the Bonds. The Trustee is entitled to enter into business transactions with the Company or any person or body corporate associated with the Company without accounting for any profit resulting therefrom.

15. Governing Law and Submission to Jurisdiction

The Trust Deed and the Bonds are governed by, and shall be construed in accordance with, English law. The Company has in the Trust Deed submitted to the jurisdiction of the English courts for all purposes in connection with the Trust Deed and the Bonds and in relation thereto the Company has appointed SEGA Europe Ltd., presently of 266-270 Gunnersbury Avenue, London W4 5QB, as its agent in England for receipt of process on its behalf.

The business of SEGA Enterprises, Ltd. (the "Company") may be divided into three main categories: the production and sale of consumer products (principally home video game machines and game software), the production and sale of commercial-use amusement machines and the operation of amusement centres. The Company carries on its business in Japan and, through its subsidiaries, overseas. In the year ended 31st March, 1998, approximately 18.9 per cent. of the Company's net sales (including sales to overseas subsidiaries) were made in overseas markets. The Company also receives income from royalties on video game software.

For the year ended 31st March, 1998, the Company's non-consolidated net sales and net loss were ¥271,475 million and ¥43,300 million, respectively. For the same year, its consolidated net sales amounted to ¥331,605 million and consolidated net loss to ¥35,635 million. For the six months ended 30th September, 1998, the Company's non-consolidated net sales was ¥100,932 million and non-consolidated net income was ¥1,213 million.

The Company's head office is located at 2-12 Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan.

Unless otherwise stated, the description of the business of the Company contained in this document has been prepared on a non-consolidated basis. Information as at 30th September, 1998 and for the six months ended 30th September, 1997 and 1998 is unaudited.

USE OF PROCEEDS

The net proceeds of the issue of the Bonds are expected to amount to approximately ¥48,697 million and, together with the net proceeds of the Domestic Issue, will be applied principally towards the Company's capital expenditure and operating capital.

Prior to making an investment decision, prospective investors should carefully consider, along with other matters set out in this Offering Circular, the following considerations:–

The Video Game Industry

Sales of the Company's products depend on its core competence, which the Company believes is its capability in the skilful application of its creativity in using digital technology throughout its operations, manifested by maintaining high levels of research and development, in terms of both quality and quantity, synergetic development of low-cost printed circuit boards for arcade and home-use machines, and business operations encompassing both hardware and software. There is no assurance, however, that the Company among other factors will be able to constantly develop innovative new products and business formats as well as create new businesses to respond to the maturing video game industry, a highly competitive operating environment and changing consumer demands, which are requirements in order for it to maintain and/or increase sales and profitability.

Principal Markets

The principal market for the Company's products is in Japan, which has been suffering economic stagnation. This decline has been reflected in a significant decline in consumer demand for all of the Company's product categories. In addition, in the U.S., the Company's major overseas market for its products, a combination of intense price competition and the practices (not common in Japan) of returning goods after purchase and of offering price guarantees, have had a detrimental effect upon the profitability of sales of the Company's products. There can be no assurance that such economic and market conditions will not continue.

Dependence on Hit Products

Sales of consumer products by the Company depend in large part on the Company's ability to regularly create and market "hit" products in order for the Company to achieve a substantial market share and to maintain profitability. Consumer product sales in the remainder of the current fiscal year and at least through the year ending 31st March, 2000 will be substantially reliant on sales of the Company's new 128-bit home video game system "Dreamcast", which was introduced in Japan in November 1998 and related products (see "Business – Products and Services – *Consumer Products*"). It is too early to confirm that Dreamcast will be a hit product and there can be no assurance that sales of Dreamcast and related products or other products which the Company launches in the future will not be affected by the factors outlined under "Principal Markets" above.

Apart from home video game hardware, the home video game industry is also greatly affected by the software available in connection therewith. Four software titles have been released simultaneously with Dreamcast and four new titles released subsequently in 1998 and the Company and other software manufacturers plan to continue the introduction of new products. However, there is no assurance that the pace and flow of development of such game software and/or the supply or contents of such software will match or exceed actual demand, and in some cases this may affect the Company's results of operations.

Non-consolidated results for the year ended 31st March, 1998

The non-consolidated net sales of the Company for the year ended 31st March, 1998 ("FY 1998") was ¥271,475 million, a 24.6 per cent. decrease as compared to ¥359,930 million for the year ended 31st March, 1997 ("FY 1997"), primarily reflecting the 54.8 per cent. decrease in the sales of consumer products to ¥74,375 million which offset the slight increases in the Company's amusement machine sales and amusement centre operations. Such decrease was mainly the result of extreme price competition among 32-bit video game machines as well as economic instability in Japan. Gross profit decreased to ¥54,879 million in FY 1998 from ¥74,784 million in FY 1997 (a decrease of 26.6 per cent.) as total cost of sales decreased by a slightly lower degree of 24.0 per cent. Mainly due to a reduction in advertisement expenses, selling, general and administrative expenses decreased 5.5 per cent. to ¥41,172 million from the previous year. As a result, the Company's operating income in FY 1998 was ¥13,707 million, a 56.1 per cent. decrease as compared to ¥31,229 million in FY 1997.

The Company recorded a non-consolidated loss before income taxes of ¥35,136 million in FY 1998 as compared to an income before income taxes of ¥14,257 million in FY 1997 as net other expenses increased ¥31,871 million to ¥48,843 million. Despite the absence of the loss incurred on write-down of investments in subsidiaries of ¥22,944 million in FY 1997, other expenses increased significantly in FY 1998, largely due to the provision for doubtful accounts of ¥40,343 million, mostly relating to loans of ¥40,000 million to SEGA of America, Inc., a wholly-owned subsidiary of the Company, as well as to the decline in the value of listed securities in Japan, which negatively impacted the Company's investment in such securities. Income taxes amounted to ¥8,164 million in FY 1998, a 6.0 per cent. decrease from ¥8,685 million in FY 1997 due to the increase of non-deductible items for tax purposes. As a result, the Company incurred a net loss of ¥43,300 million in FY 1998 (the Company's first net loss as a public traded company) as compared to a net income of ¥5,572 million in FY 1997.

Consolidated results for the year ended 31st March, 1998

The consolidated net sales of the Company for FY 1998 was ¥331,605 million as compared to ¥432,826 million for FY 1997, a decrease of 23.4 per cent., reflecting the significant decrease in sales of consumer products both in Japan and overseas due to extreme price competition (particularly in overseas markets) and sluggish economic conditions in Japan. Gross profit decreased 28.8 per cent. to ¥60,895 million in FY 1998 from ¥85,501 million in FY 1997. The Company recorded a consolidated operating loss of ¥2,148 million in FY 1998 compared to an operating income of ¥13,181 million in FY 1997, primarily due to the decrease of gross profit combined with a 12.8 per cent. decrease in selling, general and administrative expenses.

The Company incurred a loss before income taxes of ¥16,495 million in FY 1998 compared to an income before income taxes of ¥15,214 million in FY 1997, primarily due to a total loss of ¥13,113 million on valuation of investment securities, valuation of cash trusts for investments and sale or disposal of operations in subsidiaries and affiliates. Further losses on an extraordinary write-off amortisation of excess investment costs over net assets of consolidated subsidiaries acquired and equity in earnings of non-consolidated subsidiaries and affiliates of ¥11,819 million and ¥4,495 million, respectively, in addition to income taxes of ¥3,165 million resulted in a net loss of ¥35,635 million in FY 1998, as compared with a net income of ¥2,032 million in FY 1997.

Non-consolidated results for the six months ended 30th September, 1998

The non-consolidated net sales of the Company for the six months ended 30th September, 1998 ("Interim 1999") was ¥100,932 million, a 20.4 per cent. decrease as compared to ¥126,754 million for the six months ended 30th September, 1997 ("Interim 1998"), primarily reflecting the 37.3 per cent. decrease in the sales of amusement machines to ¥29,242 million. Such decrease was mainly the result of stagnant economic conditions in Japan during the period and a stabilisation in demand for products in the amusement machine division compared with unusually strong demand encountered in Interim 1998 for certain amusement machine division products, including "Print Club" (see "Business – Products and Services – *Amusement Machines*"). Gross profit decreased 28.2 per cent. to ¥23,593 million in Interim 1999 from ¥32,882 million in Interim 1998 as cost of sales decreased by 17.6 per cent. to ¥77,339 million. Selling, general and administrative expenses showed a slight decrease to ¥18,250 million in Interim 1999 as compared with ¥18,498 million in Interim 1998 reflecting increased advertisement and marketing expenses primarily in relation to the launch of Dreamcast in Japan. As a result, the Company's operating

The Company's income before income taxes for Interim 1999 was ¥1,377 million, an 88.7 per cent. decrease as compared to ¥12,195 million in Interim 1998 as total other expenses increased 81.2 per cent. to ¥3,966 million. This increase was largely due to the loss on the write-down of investment securities of ¥2,713 million resulting from weak stock markets in Japan and ¥1,398 million of certain lawsuit settlement expenses. Income taxes amounted to ¥164 million in Interim 1999, a 97.7 per cent. decrease from ¥7,160 million in Interim 1998. As a result, the Company's net income for Interim 1999 decreased to ¥1,213 million, a 75.9 per cent. decrease from ¥5,035 million in Interim 1998.

Outlook

The Company is not yet in a position to provide an accurate forecast of its financial results for the year ending 31st March, 1999. However, on the basis of information currently available to it and in the absence of unforeseen circumstances, the Company expects net sales to show some decrease as compared to FY 1998 but to record net income, both on a non-consolidated and consolidated basis, as the Company does not expect to incur significant non-operating items for such period which it had recorded in FY 1998.

The non-consolidated capitalisation of the Company as at 30th November, 1998 as adjusted to give effect to the issue of the Convertible Bonds now being issued and the Domestic Issue was as follows:-

	(Millions of yen)	*(Thousands of U.S. dollars)*
Short-Term Debt[1]:		
Current portion of long-term debt	¥ 49,268	*$ 372,960*
Long-Term Debt[1]:		
Zero coupon convertible discount bonds due 31st March, 1999	¥ 19,897	*$ 150,621*
0.55% convertible bonds due 29th September, 2000	94,339	*714,149*
Zero coupon convertible bonds due 7th September, 1999	29,371	*222,339*
Other long-term debt	32,212	*243,845*
The Convertible Bonds and the Domestic Issue[2]	80,000	*605,602*
	255,819	*1,936,556*
Less: current portion due within one year	(49,268)	*(372,960)*
	¥ 206,551	*$ 1,563,596*
Shareholders' Equity:		
Common Stock:		
Authorised: 200,000,000 Shares		
Issued (par value, ¥50 per Share): 100,633,718 Shares	¥ 39,154	*$ 296,397*
Additional paid-in capital	38,700	*292,960*
Legal reserve	2,770	*20,969*
Voluntary reserves	45,892	*347,403*
Special tax-purpose reserves	291	*2,203*
Retained earnings[3]	(1,899)	*(14,375)*
Total shareholders' equity	¥ 124,908	*$ 945,556*

Notes:–

(1) See Note 10 of the Notes to the Non-Consolidated Financial Statements for a description of the long-term debt of the Company and a summary of the terms and conditions of conversion of the Company's outstanding convertible bonds. The number of additional Shares which would be issued upon full conversion of the convertible bonds at the relevant conversion prices in effect as at 30th November, 1998 is summarised as follows:-

	Number of Shares issuable
	(thousands)
Upon conversion of:	
Zero coupon convertible discount bonds due March 1999	1,746
0.55% convertible bonds due September 2000	11,922
Zero coupon convertible bonds due September 1999	6,774
	20,442

(2) The Convertible Bonds now being issued and the Domestic Issue have been translated into U.S. dollars at the exchange rate of $1 = ¥132.10 for convenience only.

(3) "Retained earnings" in the above table is not adjusted to reflect the results of the Company's operations since 30th November, 1998 but is adjusted to reflect the appropriation of retained earnings as described in Note 12 of the Notes to the Non-Consolidated Financial Statements.

(4) Save as described above, there has been no material change in the non-consolidated capitalisation of the Company since 30th November, 1998.

Dividends

The following table shows the cash dividends (including interim cash dividends) paid by the Company to shareholders appearing on the register of shares of the Company at the dates indicated:–

Date	Dividends per Share
31st March, 1994[1]	¥23
30th September, 1994	15
31st March, 1995[1]	23
30th September, 1995	15
31st March, 1996[1]	23
30th September, 1996	15
31st March, 1997[1]	23
30th September, 1997	15
31st March, 1998[1]	23
30th September, 1998[2]	16

Notes:–

(1) Includes a special dividend of ¥8 per share.

(2) Includes a special dividend of ¥1 per share to commemorate the launch of Dreamcast.

It is the present intention of the Board of Directors of the Company to continue to pay cash dividends (including interim cash dividends) on its Shares, subject to the Company's future earnings, financial condition and other factors, including legal and other restrictions on the payment of cash dividends.

Changes in Issued Share Capital

The Company has an authorised share capital of 200,000,000 Shares, of which 100,633,718 Shares with a par value of ¥50 were in issue as at 31st December, 1998.

The following table shows the increase in the issued share capital of the Company as at the dates or for the periods indicated:–

Date or period	Type of issue	Number of Shares issued	Total number of Shares in issue
Balance at 31st March, 1994	–	–	100,488,673
1st April, 1995 to 31st March, 1996	Conversion of convertible bonds	145,045	100,633,718

There has been no change in the Company's issued share capital since 31st December, 1998.

Japanese Stock Market and Price Range of the Shares

The Shares are listed on the Tokyo Stock Exchange and the Paris Stock Exchange.

The Tokyo Stock Exchange is the principal stock exchange in Japan. The most widely followed price index of stocks listed on the Tokyo Stock Exchange is the Nikkei Stock Average, an index of 225 selected stocks listed on its First Section computed by Nihon Keizai Shimbun Inc., a private corporation.

The following table shows the high and low reported sales prices of the Shares on the Tokyo Stock Exchange, and the highs and lows of the daily closing Nikkei Stock Average, and the daily Tokyo Stock Price Index ("TOPIX") for the periods indicated:–

Calendar year	High	Low	High	Low	High	Low
1994	¥9,540	¥4,450	¥21,552.81	¥17,369.74	1,172.73	1,445.97
1995	6,080	2,630	20,011.76	14,485.41	1,585.87	1,193.16
1996	5,810	3,750	22,666.80	19,161.71	1,722.13	1,448.45
1997	4,270	2,170	20,681.07	14,775.22	1,560.28	1,130.00
1998						
1st quarter..	2,960	1,980	17,264.34	14,664.44	1,300.30	1,120.61
2nd quarter	2,740	2,065	16,536.66	14,715.38	1,254.74	1,156.47
3rd quarter	2,800	2,070	16,731.92	13,406.39	1,280.73	1,043.57
4th quarter	3,080	2,125	15,207.77	12,879.97	1,164.59	980.11
1999:						
1st quarter (up to 28th January) ..	2,525	2,285	14,342.32	13,232.74	1,110.22	1,048.33

On 28th January, 1999, the reported closing price of the Shares on the Tokyo Stock Exchange was ¥2,285 per Share. The closing Nikkei Stock Average and TOPIX on the same date were ¥14,342.32 and 1,110.22, respectively.

In March 1993, the Company established an American Depositary Receipt ("ADR") programme. The Company did not make any offering or issue new or additional Shares in relation to the programme and the ADRs are traded on the United States over-the-counter market.

Principal Shareholders

As at 30th September, 1998, the 10 largest shareholders appearing on the Company's register of shareholders and the number and percentage of Shares held by them were as follows:–

Name	Number of Shares held	Percentage of total Shares in issue
	(thousands)	(%)
CSK Corporation[(1)]	20,148	20.02
O.S. Capital Corporation[(2)]	3,384	3.36
Hayao Nakayama	3,162	3.14
The Sumitomo Trust and Banking Company, Limited	3,114	3.10
The Sumitomo Bank, Limited	2,554	2.54
Nippon Life Insurance Company	2,476	2.46
Hayao Nakayama Foundation for Science & Technology and Culture	2,400	2.38
Isao Okawa	2,175	2.16
The Mitsubishi Trust and Banking Corporation..	2,031	2.02
The Dai-Ichi Mutual Life Insurance Company	1,834	1.82
Total	43,278	43.00

Notes:–

(1) Mr. Isao Okawa, the Chairman of the Company, is the chairman of CSK Corporation and as at 30th September, 1998 held 5.5 per cent. of its total share capital. The only significant transactions between the Company and CSK Corporation comprise the payment by the Company of fees relating to the maintenance of computer systems and services in respect of computer systems development and the purchase by the Company of computer supplies.

(2) O.S. Capital Corporation is substantially owned and controlled by Mr. Isao Okawa.

As at 30th September, 1998, the Directors and Corporate Auditors of the Company directly held an aggregate of 5,361 thousand Shares, representing 5.3 per cent. of the total Shares then in issue.

	Number of Shareholders	Number of Shares	Percentage of total Shares in issue
		(hundreds)	(%)
Japanese financial institutions	142	268,911	26.87
Japanese securities companies	94	11,520	1.15
Other Japanese corporations	859	336,776	33.68
Japanese individuals and others	63,861	334,081	33.38
Foreign corporations and individuals	318	49,264	4.92
Total	65,274	1,000,552	100.00

History

The business of the Company originated in 1951 with the importation into Japan of amusement machines, and the supply and leasing of those machines. The Company was incorporated in 1960. The Company commenced the manufacture of amusement machines in 1964 and the operation of amusement centres in 1965. Also in 1965 the Company adopted the name SEGA Enterprises, Ltd. In 1983 the Company entered the home video game market.

In 1984, Mr. Isao Okawa and Mr. Hayao Nakayama, the current Chairman and Vice Chairman of the Company, respectively, and other members of its management, together with CSK Corporation, acquired the Company. CSK Corporation remains a major shareholder in the Company.

With respect to its overseas operations, the Company established SEGA Europe Limited (later renamed SEGA Amusements Europe Ltd.) in 1984, SEGA Enterprises, Inc. (U.S.A.) in 1985, and SEGA of America, Inc. in 1986, all of which are, directly or indirectly, wholly-owned subsidiaries of the Company. Subsequently, the Company acquired several companies in Europe, in order to strengthen its European operations. SEGA Europe Ltd. (renamed as such in 1991) forms the core of the Company's European business operations, for both consumer and coin-operated products, as well as for distribution of its products.

Strategy

The Company's mid-term strategic aim, in terms of market positioning, is to obtain or maintain the premier position in each of its industry sectors, namely consumer products, amusement machines and amusement centre operations.

In its consumer products business, the success of the Company's Dreamcast system will be central to achieving its consumer products strategy. The Company believes that this can be done by a combination of the following factors: the competitive pricing of Dreamcast's hardware; the participation of major software licencees; a highly responsive marketing and sales strategy, assisted by aggressive worldwide promotion; and the creation of innovative modes of communication via internet access for on-line network gameplay (see "Products and Services – *Consumer Products*"). The Company considers that these factors, together with synergetic cost-efficiencies, will also contribute to the success of products in its amusement machines business, such as the "NAOMI" system computer graphic printed circuit board (see "Products and Services – *Amusement Machines*"). For its amusement centre operations, the Company's strategy is to increase the appeal of its amusement centres to families, while maintaining the popularity of its products amongst heavy game users.

The following table gives a breakdown of the Company's net sales (including overseas sales to subsidiaries) for each of its business categories for the periods indicated:–

	Year ended 31st March,					Six months ended 30th September,	
	1994	1995	1996	1997	1998	1997	1998
	(Millions of yen) (percentage of total net sales)						
Consumer product sales	¥235,880	¥188,487	¥169,523	¥164,394	¥ 74,375	¥ 31,305	¥ 29,242
	(66.6%)	(56.5%)	(49.0%)	(45.7%)	(27.4%)	(24.7%)	(29.0%)
Domestic sales	25,750	57,336	100,448	97,746	57,914	22,690	17,802
Overseas sales	210,130	131,151	69,075	66,648	16,461	8,615	11,440
Amusement machine sales ..	52,144	61,400	84,975	98,241	101,890	46,629	24,405
	(14.7%)	(18.4%)	(24.5%)	(27.3%)	(37.5%)	(36.8%)	(24.2%)
Domestic sales	38,977	41,195	55,466	66,118	69,345	33,551	20,864
Overseas sales	13,167	20,205	29,509	32,123	32,545	13,708	3,541
Revenues from amusement centre operations	61,734	74,204	82,136	88,190	90,957	46,604	46,561
	(17.5%)	(22.3%)	(23.7%)	(24.5%)	(33.5%)	(36.8%)	(46.1%)
Royalties on game software ..	4,274	9,233	9,546	9,102	4,251	2,214	722
	(1.2%)	(2.8%)	(2.8%)	(2.5%)	(1.6%)	(1.7%)	(0.7%)
Domestic sales	148	232	376	1,863	1,942	1,181	406
Overseas sales	4,126	9,000	9,170	7,239	2,309	1,033	316
Total	¥354,032	¥333,323	¥346,181	¥359,929	¥271,474	¥126,754	¥100,932
	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Total domestic sales	¥126,609	¥172,967	¥238,426	¥253,918	¥220,158	¥104,027	¥ 85,634
Total overseas sales	¥227,423	¥160,356	¥107,755	¥106,011	¥ 51,316	¥ 22,727	¥ 15,298

Consumer Products

This category comprises the development, production and sale of hardware and software for home video games and software for personal computers.

The Company commenced its home video game business with the production of an 8-bit system and in 1988 the Company commenced the marketing in Japan of the world's first 16-bit home video game system called "MEGADRIVE" ("GENESIS" in North America). In 1990 the Company launched a full colour portable video game system called "GAME GEAR". In 1994, the Company introduced its 32-bit home video game system, "SEGASATURN" in Japan, which was then launched in North America and Europe in 1995.

In November 1998, the Company introduced in Japan Dreamcast, a 128-bit next generation home video game system, following an extensive advertising campaign. The Company currently plans to commence marketing of Dreamcast in North America and Europe in early 1999 and to launch the product in those markets in the latter part of 1999.

Dreamcast is powered by a reduced instruction set computing ("RISC") central processor developed by Hitachi, Ltd., an independent three-dimensional graphics engine designed for the Company by NEC Corporation and Videologic, Inc., and a dedicated three-dimensional sound chip developed by Yamaha Corporation, which together allow for far greater authentic visual and sound effects. Microsoft Corporation has provided the Dreamcast system with a customised version of its Windows CE operating system, with DirectX services, for console gaming. This will facilitate future software title development and, through integrating a modem, enables users to access the internet and to enjoy on-line network gameplay with other Dreamcast users.

Software in the form of CD-ROM (read–only memory) to be used in the Company's home video systems is developed by the Company itself as well as by independent publishers. The CD-ROMs are themselves developed and manufactured by the Company.

This category comprises a range of commercial-use amusement machines produced by the Company. These include a variety of video games, simulators, prize game machines and other types of amusement machines (such as token game machines). After the successful introduction of "Rad Mobile" racing, the industry's first 32-bit stand-alone amusement machine, in 1991, the Company has launched simulation games which realise even more advanced game expression using state-of-the-art three dimensional computer graphics. Recent popular video game titles include the "Virtua Fighter Series" three-dimensional fighting action games and the "Virtua Striker Series" soccer games with lifelike action. The Company's "Making Club Series" of products, which include the Print Club Series photo sticker booths, are also products of this category. The Company believes that it is a leader in the development of amusement machines using advanced computer graphics and that amusement machines with the benefit of such technology dominate sales of amusement machines both in Japan and in overseas markets. In addition, utilising component synergies derived from its development of the Dreamcast system, the Company has recently developed and launched the NAOMI system, a high-performance three-dimensional computer graphic printed circuit board which enables operators of amusement machine centres to achieve cost-efficiency in developing and manufacturing amusement machines.

Amusement Centre Operations

The Company has endeavoured for a number of years to change the perception of game arcades by establishing high-tech amusement centres and amusement theme parks in suitable locations, such as new suburban developments, and by improving facilities to appeal to a wider range of customers, including family groups. The first amusement centre to reflect this approach was opened by the Company in 1988. In the year ended 31st March, 1995, the Company introduced its first amusement theme parks such as "Galbo" in Osaka and "Joypolis" in Yokohama. The Company's amusement theme parks aim to achieve interactive entertainment by utilising advanced technology and the Company's increasing know-how resource and, to this end, provide new types of recreation for the Company's customers, including a variety of games, events and high-tech SEGA attractions, such as virtual-reality rides which draw upon the latest computer graphics, simulation and sensor technologies. In July 1997, the Company introduced two new style amusement complexes, namely, "Festival Gate" in Osaka and "Club SEGA" in Yokohama, which provide synthetic entertainment by combining amusement centres with other activities such as movie theatres, bowling alleys, karaoke rooms, spas, restaurants and souvenir shops, and are situated in central locations attracting large numbers of potential customers, such as shopping malls. As of 30th September, 1998, there were nine Joypolis theme parks and approximately 950 amusement centres in Japan. The Company, in the absence of unforeseen circumstances, expects to have opened one more such theme park and approximately 100 more amusement centres in the year ending 31st March, 1999. As of 30th September, 1998 the Company had approximately 240 centres which it owns and operates directly and, in addition, it operates approximately 710 centres on a revenue-sharing basis. Other than in its smaller franchised amusement centre operations, the Company's theme parks and amusement centres include both the Company's products and amusement machines produced by other companies. The Company closely monitors customer usage of the machines in its amusement centres to assist in its product and title development and marketing.

Royalties on Game Software

In addition to the three main categories described above, the Company benefits from royalties on game software which are generally derived from licences granted to third party publishers of games which are used on the Company's machines.

Production and Components Supply

The Company has its own manufacturing facility at Yako, in Chiba Prefecture in Japan, at which it manufactures commercial-use amusement machines mainly for domestic markets. All other manufacturing of the Company's consumer products and amusement machines is carried out by sub-contractors.

Sales of products manufactured by the Company and/or its contractors for the year ended 31st March, 1998 accounted for 79.2 per cent. of the Company's aggregate net sales of consumer products and amusement machines.

The Company obtains components from a variety of suppliers. During the year ended 31st March, 1998, purchases from its 10 largest suppliers accounted for 39.6 per cent., and from its largest supplier for 5.8 per cent., of the Company's total purchases of components.

CPUs, ROMs, TTLs (transistor transistor logic), TV monitors and printed circuit boards, which are manufactured by independent contractors working to the Company's specifications.

The Company has not experienced, and does not foresee, any material difficulty in obtaining component supplies of acceptable quality and quantity as required.

Overseas Activities

The Company has expanded its overseas business since 1984, largely through the acquisition or incorporation of overseas subsidiaries and affiliates. The Company's consumer products and amusement machines are currently sold worldwide. On a consolidated basis, in the year ended 31st March, 1998, some 27.6 per cent. of revenues were generated outside Japan. In North America, the Company's products are sold through its two consolidated subsidiaries, SEGA Enterprises, Inc. (U.S.A.), which distributes the Company's amusement machines, and SEGA of America, Inc., a wholly-owned subsidiary of SEGA Enterprises, Inc. (U.S.A.), which functions as the distributor of the Company's consumer products.

In Europe, the Company has strengthened its operations by the acquisition of several companies, in particular in the U.K. and France. Of these, SEGA Europe Ltd. forms the core of the Company's European business operations, for both consumer and coin-operated products. In addition, as of 31st December, 1998, SEGA Europe Ltd. and its subsidiaries were the Company's exclusive distributors of such products in 48 countries, including, but not limited to, Europe.

The Company has developed its types of amusement centres and amusement theme parks in locations around the world and, as at 30th September, 1998, through its subsidiaries and affiliates, had opened two amusement theme parks, one in the U.K. and the other in Australia, and 86 amusement centres, including seven in Spain, six in France, 13 in the U.K., four in Taiwan, 22 in the U.S. and 21 in China.

Sales, Distribution and Production

The Company's consumer products are principally sold in Japan through its affiliate, SEGA Muse Corporation, to approximately 5,000 designated retail outlets which sell such products on a non-exclusive basis. The Company closely monitors the sale of its consumer products through such retail outlets, which assists in its stock control as well as product and title development and marketing. Its amusement machines are sold directly to amusement centre operators and through distributors. Outside Japan, consumer products and amusement machines are generally sold through overseas subsidiaries and independent distributors, depending upon the location.

The following table sets forth a breakdown by geographical area of the Company's overseas sales (including royalties on game software) for the periods indicated:–

	Year ended 31st March,					Six months ended 30th September,	
	1994	1995	1996	1997	1998	1997	1998
	(Millions of yen) (percentage of total net sales)						
North America	¥148,533	¥112,684	¥ 57,326	¥ 47,493	¥ 17,601	¥ 6,614	¥ 6,211
	(65.3%)	(70.3%)	(53.2%)	(44.8%)	(34.3%)	(29.1%)	(40.6%)
Western Europe	63,596	32,327	29,309	34,242	14,368	5,864	4,666
	(28.0%)	(20.2%)	(27.2%)	(32.3%)	(28.0%)	(25.8%)	(30.5%)
Asia	8,946	8,455	15,624	20,036	16,678	8,545	3,977
	(3.9%)	(5.2%)	(14.5%)	(18.9%)	(32.5%)	(37.6%)	(26.0%)
Others	6,348	6,890	5,496	4,240	2,668	1,705	444
	(2.8%)	(4.3%)	(5.1%)	(4.0%)	(5.2%)	(7.5%)	(2.9%)
Total	¥227,423	¥160,356	¥107,755	¥106,011	¥ 51,316	¥ 22,727	¥ 15,298
	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)

As the above table illustrates, the market for the Company's products, particularly consumer products, is a volatile one. The timing of the introduction of new technology, the popularity of the products themselves, especially whether a software title achieves "hit" title status, seasonal demand (which peaks prior to and during holiday periods in the countries in which the Company's goods are sold), the state of the local economy in such countries, and the yen exchange rate are the main factors which affect the level of sales in the various regions.

Access to the latest developments in relation to both hardware and software is crucial to the success of companies in the electronic entertainment business. The Company believes that with continuing investment in research and development and through technology alliances it will be able to maintain its competitive position in all its markets, and that the possibilities for application of its internally developed commercial-use amusement machines technology to its consumer products give it a particular advantage in the consumer products field.

The Company is the only company which engages in each of the three areas comprised of the production and sale of hardware and software for both home video game systems and commercial-use amusement machines and the operation of amusement centres.

Consumer products

The worldwide market for home video game systems is shared principally by three Japanese manufacturers: the Company, Nintendo Co., Ltd. and Sony Computer Entertainment, Inc. All three manufacturers have competed in the market for 32-bit and 64-bit systems in recent years, and the Company believes that it ranks second in terms of total domestic sales of these two platforms to Sony Computer Entertainment, Inc. In addition, the 128-bit Dreamcast system has initially been met with strong demand since its launch in Japan in November 1998. With the release of the Dreamcast system ahead of any other potential rival systems, the Company believes that it has a significant competitive advantage in Japan. Dreamcast is due to be marketed in North America and Europe in early 1999 and launched in those markets in the latter part of 1999 (see "Products and Services – *Consumer Products*").

Amusement machines

In respect of amusement machines sold in both the domestic and overseas markets, the Company believes that it is the largest manufacturer. The Company has a long history in this area and has established and maintained a stable position, supported by its active investment in research and development and its experience in amusement centre operations. The Company believes that, in each of the three years ended 31st March, 1998, its sales of amusement machines comprised approximately 50 per cent. of total sales of amusement machines in Japan.

Amusement centre operations

For amusement centre operations, the Company is the leading participant in Japan, and its early development of a new concept in amusement centres, together with its introduction subsequently of high-tech, visual, interactive games, has enabled the Company to maintain its competitive edge in this area over recent years.

Patents and Licences

As at 31st March, 1998, the Company had 1,772 trademarks, 334 registered designs, 87 patents and 95 utility models (and had 678, 145, 930 and 41 applications pending, respectively) in Japan and also had 2,415 trademarks, 630 registered designs, 135 patents and seven utility models (and had 1,568, 144, 807 and two applications pending, respectively) overseas.

The Company considers that its most important assets are its trademarks and other intellectual property rights referred to above and, accordingly, it takes such steps as are necessary to protect such rights, including registration with appropriate authorities and, if necessary, legal proceedings. The non-registration or expiration of registration of the Company's intellectual property rights (other than its trademarks) would not, however, in the opinion of the Company, have a material adverse effect on its business.

Research and Development

The Company regards product development and innovation as central to each of its fields of business activity and a key to its future success. Research and development ("R&D") is conducted at the Company's R&D Division in Tokyo which employed 1,156 engineers, and sound, graphic and other technical specialists as at 31st March, 1998. The Company's R&D activities are carried out by sub-divisions concentrating on software and hardware for games as well as in other related fields. The Company also undertakes R&D activities in partnership with other companies in Japan and overseas.

At 31st March, 1998, the Company had 55 subsidiaries (companies in which the Company owned, directly or indirectly, more than 50 per cent. of the issued share capital) including 39 consolidated and 16 non-consolidated subsidiaries and 21 affiliates in Japan (companies in which the Company owns, directly or indirectly, at least 20 per cent. but not more than 50 per cent. of the issued share capital).

The following table sets out certain information as at 31st March, 1998 with respect to the Company's principal consolidated subsidiaries:–

Name	Issued share capital	Percentage (directly or indirectly) owned by the Company	Principal business
	(thousands)	(%)	
SEGA Enterprises, Inc. (U.S.A.) (U.S.A.)	U.S.$40,000	100.0	Administration of the Company's subsidiaries and affiliates. Import and sale of amusement machines and amusement centre operations
SEGA of America, Inc. (U.S.A.)	U.S.$215,500	100.0	Administration of the Company's subsidiaries and affiliates. Design, development, import and sale of consumer products
SEGA Pinball, Inc. (U.S.A.)	U.S.$150	100.0	Design, development, manufacture and sale of pinball machines
SEGA Entertainment, Inc. (U.S.A.)	U.S.$222	100.0	Development and sale of PC software
Cross Products Ltd. (U.K.)	£2,200	100.0	Development and sale of software development tools
SEGA Europe Ltd. (U.K.)	U.S.$215,901	100.0	Administration of the Company's subsidiaries and affiliates. Design, development, import and sale of consumer products
SEGA France S.A. (France)	FF250	100.0	Import and sale of consumer products
SEGA Gesellschaft für Videospiele m.b.H. (Germany)	DM3,000	100.0	Import and sale of consumer products
SEGA Consumer Products S.A. (Spain)	ESP250,000	100.0	Import and sale of consumer products
SEGA Amusements Europe Ltd. (U.K.)	£15,620	100.0	Import, sale and manufacture of amusement machines
Premier Loisir France S.A. (France)	FF28,250	100.0	Import and sale of consumer amusement machines
SEGA Operations France Eurl. (France)	FF4,950	100.0	Operation of amusement centres
SEGA Operations U.K. Ltd. (U.K.)	£14,668	100.0	Operation of amusement centres
SEGA ATP Europe Ltd. (U.K.)	£9,500	100.0	Operation of amusement centres
JPM International Ltd. (U.K.)	£8,202	100.0	Development, manufacture and sale of gaming machines
ACE Coin Equipment Ltd. (U.K.)	£585	100.0	Development, manufacture and sale of gaming machines
Crystal Leisure Ltd. (U.K.)	£259	100.0	Development, manufacture and sale of gaming machines
SEGA Enterprises (Australia) Pty. Ltd. (Australia)	A$30,000	86.0	Operation of amusement centres
SEGA Distribution Australia Pty. Ltd. (Australia)	A$4,300	100.0	Holding company for the sale of consumer amusement machines
SGS Co., Ltd. (Japan)	¥100,000	65.0	Sale and lease of amusement machines

Note:–

In the above table, the symbol "£" refers to the currency of the U.K., "FF" refers to the currency of France, "ESP" refers to the currency of Spain, "DM" refers to the currency of the Federal Republic of Germany and "A$" refers to the currency of Australia.

Management

The Company's Articles of Incorporation provide for a Board of Directors of not more than 30 members which has ultimate responsibility for the administration of the Company's affairs. Directors are elected at a general meeting of shareholders. The normal term of office of a Director is two years and he may serve any number of consecutive terms. The Board of Directors elects from among its members Representative Directors, who have authority individually to represent the Company. The Board of Directors may also appoint from among its members a Chairman, a Vice Chairman and a President, and one or more Executive Vice Presidents, Senior Managing Directors and Managing Directors. The Regulations of the Board of Directors currently in effect provide that the Board of Directors may upon its resolution appoint not more than 25 Executive Officers. The President shall entrust each Executive Officer with certain specific responsibilities in the management of the Company and supervise each of them.

The Company's Articles of Incorporation also provide for not more than four Corporate Auditors, each of whom has the duty to supervise the administration by the Directors of the Company's affairs and also to examine the financial statements and business reports to be submitted by the Board of Directors to the general meetings of the shareholders. Corporate Auditors are elected at a general meeting of shareholders. The normal term of office of a Corporate Auditor is three years and he may serve any number of consecutive terms. Corporate Auditors are entitled to attend meetings of the Board of Directors and submit opinions thereat, but they are not entitled to vote. Corporate Auditors elect from among them one or more Standing Corporate Auditors.

In addition to Corporate Auditors, the Company must appoint independent certified public accountants who have the statutory duty of examining the financial statements to be submitted by the Board of Directors to the general meetings of shareholders and reporting thereon to the Corporate Auditors, the Directors and the shareholders. The present independent certified public accountants of the Company are Chuo Audit Corporation.

The Directors and Corporate Auditors of the Company are as follows:-

Name	Title
Isao Okawa*	Chairman
Hayao Nakayama*	Vice Chairman
Shoichiro Irimajiri*	President
Hisashi Suzuki*	Executive Vice President
Sadahiko Hirose*	Executive Vice President
Yoshiji Fukushima	Director
Yasushi Akimoto	Director
Tsuguhiko Kadokawa	Director
Yukio Sonoyama	Director
Kazutada Ieda	Standing Corporate Auditor
Masanao Ishikawa	Standing Corporate Auditor
Kinsuke Miyazaki	Corporate Auditor
Kenji Hashidate	Corporate Auditor

*Representative Director

All the Directors are engaged in the business of the Company on a full-time basis, except for Mr. Isao Okawa, Chairman and Representative Director of CSK Corporation, Mr. Fukushima, Mr. Akimoto, Mr. Kadokawa and Mr. Sonoyama.

Employees

As of 31st March, 1998, the Company had 3,982 full-time employees and for the year ended on such date, an average of 7,808 part-time employees. The Company considers its relations with its employees to be excellent.

The retirement age for the Company's employees, other than Directors and Corporate Auditors, is 60. Employees are generally entitled to receive upon retirement or earlier termination of their

The Company adopted a stock option plan in June 1998 for Directors and employees. Under the plan, 130,000 Shares and 322,000 Shares may be granted to nine Directors and 177 employees, respectively. All options to be granted will be exercisable at an exercise price of 105 per cent. of the average market price for the month immediately preceding the date of grant over a period from 1st July, 1999 through 30th June, 2002. The exercise price will be subject to adjustment in the event of subsequent stock splits or issues of the Company's stock at less than the then-current market price (see Note 18 of the Notes to the Non-consolidated Financial Statements).

To: The Board of Directors of SEGA Enterprises, Ltd.

We have audited the non-consolidated balance sheets of SEGA Enterprises, Ltd. as of 31st March, 1997 and 1998, and the related non-consolidated statements of income, shareholders' equity and cash flows for the years ended 31st March, 1994, 1995, 1996, 1997 and 1998, all expressed in Japanese yen. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the non-consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall non-consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the non-consolidated financial position of SEGA Enterprises, Ltd., as of 31st March, 1997 and 1998, and the results of its operations and cash flows for the years ended 31st March, 1994, 1995 1996, 1997 and 1998, in conformity with generally accepted accounting principles in Japan applied on a consistent basis.

26th June, 1998
Tokyo, Japan

Chuo Audit Corporation
Independent Certified Public Accountants

	31st March, 1997	31st March, 1998	30th September, 1998	*31st March, 1998*	*30th September, 1998*
			(unaudited)		*(unaudited)*
	(millions of yen)			*(thousands of U.S. dollars) (Note 4)*	
ASSETS					
Current Assets:					
Cash and cash equivalents:					
Cash	¥ 60,590	¥ 34,468	¥ 34,132	*$ 260,924*	*$ 258,380*
Time deposits	15,520	8,520	10,020	*64,498*	*75,852*
Short-term investments (Note 6)	16,225	14,503	7,009	*109,788*	*53,058*
	92,335	57,491	51,161	*435,210*	*387,290*
Notes and accounts receivable:					
Trade	26,370	18,157	12,978	*137,449*	*98,244*
Subsidiaries and affiliates	50,236	43,946	28,744	*332,672*	*217,593*
Other	6,377	9,916	3,091	*75,064*	*23,399*
	82,983	72,019	44,813	*545,185*	*339,236*
Less allowance for doubtful accounts	(577)	(485)	(27)	*(3,671)*	*(204)*
	82,406	71,534	44,786	*541,514*	*339,032*
Inventories (Note 5)	39,800	36,952	38,030	*279,727*	*287,888*
Prepaid expenses	9,660	11,201	14,683	*84,793*	*111,151*
Other current assets	2,120	1,054	1,934	*7,979*	*14,640*
Total current assets	226,321	178,232	150,594	*1,349,223*	*1,140,001*
Investments and Advances:					
Investments in securities (Note 6)	20,686	18,827	15,340	*142,521*	*116,124*
Investments in and advances to subsidiaries and affiliates (Note 9)	29,777	73,372	82,371	*555,428*	*623,550*
Other investments	5,565	9,979	8,446	*75,541*	*63,936*
	56,028	102,178	106,157	*773,490*	*803,610*
Less allowances for doubtful accounts	(593)	(42,387)	(41,657)	*(320,871)*	*(315,344)*
Total investments and advances	55,435	59,791	64,500	*452,619*	*488,266*
Property and Equipment, at Cost:					
Amusement machines and facilities	62,684	69,072	71,595	*522,877*	*541,976*
Buildings and structures	44,504	47,872	49,295	*362,392*	*373,164*
Machinery and equipment	21,531	20,947	21,266	*158,569*	*160,984*
	128,719	137,891	142,156	*1,043,838*	*1,076,124*
Less accumulated depreciation	(76,229)	(83,813)	(86,858)	*(634,466)*	*(657,517)*
	52,490	54,078	55,298	*409,372*	*418,607*
Land	22,531	22,574	22,574	*170,886*	*170,886*
Construction in progress	–	126	82	*951*	*621*
Total property and equipment	75,021	76,778	77,954	*581,209*	*590,114*
Fixed Leasehold Deposits (Note 7)	22,023	22,373	24,517	*169,364*	*185,594*
Deferred Charges and Intangible Assets	8,479	9,364	9,121	*70,886*	*69,046*
Total assets	¥ 387,279	¥ 346,538	¥ 326,686	*$ 2,623,301*	*$ 2,473,021*

The accompanying notes are

	31st March, 1997	31st March, 1998	30th September, 1998	*31st March, 1998*	*30th September, 1998*
			(unaudited)		*(unaudited)*
	(millions of yen)			*(thousands of U.S. dollars) (Note 4)*	
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Current portion of long-term debt (Note 10)	¥ –	¥ 19,897	¥ 49,268	*$ 150,621*	*$ 372,960*
Notes and accounts payable:					
Trade	36,963	50,308	26,984	*380,833*	*204,270*
Subsidiaries and affiliates	799	522	295	*3,951*	*2,233*
Other	1,739	563	290	*4,262*	*2,195*
	39,501	51,393	27,569	*389,046*	*208,698*
Accrued expenses	14,210	11,605	9,837	*87,850*	*74,466*
Income taxes payable (Note 8)	6,134	4,088	81	*30,946*	*613*
Other current liabilities	2,296	1,726	1,483	*13,066*	*11,226*
Total current liabilities	62,141	88,709	88,238	*671,529*	*667,963*
Long-Term Liabilities:					
Long-term debt (Note 10)	144,926	124,923	106,820	*945,670*	*808,630*
Accrued employees' retirement benefits (Note 11)	633	595	575	*4,504*	*4,353*
Accrued retirement benefits for directors and corporate auditors (Note 11)	286	275	119	*2,082*	*901*
Total long-term liabilities	145,845	125,793	107,514	*952,256*	*813,884*
Commitments and Contingent Liabilities (Note 15)					
Shareholders' Equity:					
Common stock:					
Authorised – 200,000,000 shares at 31st March, 1997 and 1998 and 30th September, 1988					
Issued, par value ¥50 per share – 100,633,718 shares at 31st March, 1997 and 1998 and 30th September, 1988	39,154	39,154	39,154	*296,397*	*296,397*
Additional paid-in capital	38,700	38,700	38,700	*292,960*	*292,960*
Legal reserve (Note 12)	1,981	2,377	2,609	*17,994*	*19,750*
Voluntary reserves (Note 12)	89,892	90,892	45,891	*688,055*	*347,396*
Special tax-purpose reserves (Note 2 (11))	313	302	291	*2,286*	*2,203*
Retained (deficit) earnings (Note 17)	9,253	(39,389)	4,289	*(298,176)*	*32,468*
Treasury stock	–	–	–	–	–
Total shareholders' equity	179,293	132,036	130,934	*999,516*	*991,174*
Total liabilities and shareholders' equity	¥ 387,279	¥ 346,538	¥ 326,686	*$ 2,623,301*	*$ 2,473,021*

ıtegral part of these statements.

	Year	
	1994	1995
Net Sales (Notes 13 and 14)	¥ 354,032	¥ 333,323
Cost of Sales (Note 13)	270,305	257,371
Gross profit	83,727	75,952
Selling, General and Administrative Expenses	37,132	44,744
Operating income	46,595	31,208
Other Income (Expenses) (Note 14):		
Interest and dividend income	2,736	3,239
Interest expense	(1,250)	(1,342)
Loss on write-down or disposal of inventories	–	–
Gain (loss) on sales of marketable securities and short-term investments	699	(8)
Gain on conversion of convertible bonds	564	–
Loss on valuation of marketable securities and short-term investments	–	(10)
Gain (loss) on sale or disposal of property and equipment	(360)	(456)
Loss on write-down of investment securities	(64)	(1,134)
Loss on write-down of investments in subsidiaries (Note 9)	–	–
Loss on valuation of investment securities	–	–
Loss on valuation of investments in subsidiaries and affiliates	–	–
Loss on valuation of cash trust for investments	–	–
Gain on sales of investments in subsidiaries and affiliates	–	5,247
Gain (loss) on sales of investment securities	–	–
Loss on sale or disposal of operations in subsidiaries and affiliates	–	–
Net gain (loss) on foreign exchange	(30)	(4,617)
Provision for doubtful accounts	–	–
Amortisation of discounts on bonds	(2,087)	(1,623)
Amortisation of bond and note issue expenses	–	(715)
Income from cash trust for investments	–	–
Loss on settlement of litigation	–	–
Other, net	617	475
Total other income (expenses)	825	(944)
Income (loss) before income taxes	47,420	30,264
Income Taxes (Note 8)	24,197	16,179
Net income (loss)	¥ 23,223	¥ 14,085
Per Share (Note 2 (13)):		
Net income (loss) – primary	¥ 232.8	¥ 140.2
Net income (loss) – fully diluted[1]	–	–
Cash dividends	38.0	38.0
Weighted average number of shares (thousands)	99,773	100,489

Note:-

(1) The fully diluted net loss per share was not disclosed for the year ended 31st March, 1998 as net loss per share was calculated for the year after the adjustment

The accompanying notes are a

ended 31st March,			Six months ended 30th September,		Year ended 31st March, 1998	Six months ended 30th September, 1998
1996	1997	1998	1997	1998		
	(millions of yen)		(unaudited)		(thousands of U.S. dollars) (Note 4)	(unaudited)
¥ 346,182	¥ 359,930	¥ 271,475	¥ 126,754	¥ 100,932	$ 2,055,072	$ 764,058
270,968	285,146	216,596	93,872	77,339	1,639,636	585,458
75,214	74,784	54,879	32,882	23,593	415,436	178,600
45,578	43,555	41,172	18,498	18,250	311,673	138,153
29,636	31,229	13,707	14,384	5,343	103,763	40,447
2,978	1,396	1,313	624	813	9,939	6,154
(1,092)	(675)	(651)	(356)	(274)	(4,928)	(2,074)
–	(3,243)	–	–	–	–	–
52	66	–	–	(29)	–	(220)
–	–	–	–	–	–	–
–	–	–	–	–	–	–
300	(419)	(380)	(158)	(728)	(2,877)	(5,511)
–	–	–	(1,434)	(3,266)	–	(24,724)
(25,943)	(22,944)	–	–	(437)	–	(3,308)
(2)	(722)	(4,295)	–	–	(32,513)	–
–	–	(739)	–	–	(5,594)	–
–	–	(3,992)	–	–	(30,220)	–
757	4,416	–	–	–	–	–
2,912	1,780	510	–	(17)	3,861	(129)
–	–	(2,780)	–	–	(21,044)	–
1,695	4,305	1,155	(1,276)	268	8,743	2,029
–	–	(40,343)	–	241	(305,396)	1,824
(1,623)	(1,154)	(687)	(343)	(343)	(5,201)	(2,597)
(977)	(977)	(263)	(131)	–	(1,991)	–
1,998	–	7	–	–	53	–
–	–	–	–	(1,398)	–	(10,583)
562	1,199	2,302	885	1,204	17,425	9,114
(18,383)	(16,972)	(48,843)	(2,189)	(3,966)	(369,743)	(30,025)
11,253	14,257	(35,136)	12,195	1,377	(265,980)	10,422
5,949	8,685	8,164	7,160	164	61,802	1,241
¥ 5,304	¥ 5,572	¥ (43,300)	¥ 5,035	¥ 1,213	$ (327,782)	$ 9,181
¥ 52.8	¥ 55.4	¥ (430.3)	¥ 50.03	¥ 12.06	$ (3.26)	$ 0.09
47.3	48.5	–	–	–	–	–
38.0	38.0	38.0	15.0	16.0	0.29	0.12
100,634	100,634	100,634	100,634	100,634	100,634	100,634

for full dilution.

ntegral part of these statements.

	Number of shares of common stock	Common stock	Additional paid-in capital	Legal reserve
				(millions of
Balance at 31st March, 1993	80,884,944	¥ 24,437	¥ 23,983	¥ 498
Net income for the year ended 31st March, 1994	–	–	–	–
Cash dividends	–	–	–	–
Transfer to legal reserve	–	–	–	307
Bonuses to directors and corporate auditors	–	–	–	–
Reversal of special tax-purpose reserves (Note 2 (11))	–	–	–	–
Transfer to voluntary reserves	–	–	–	–
Stock split (1 into 1.2)	16,176,988	–	–	–
Proceeds from conversion of convertible bonds	3,426,741	14,402	14,402	–
Balance at 31st March, 1994	100,488,673	¥ 38,839	¥ 38,385	¥ 805
Net income for the year ended 31st March, 1995	–	–	–	–
Cash dividends	–	–	–	–
Transfer to legal reserve	–	–	–	391
Bonuses to directors and corporate auditors	–	–	–	–
Reversal of special tax-purpose reserves (Note 2(11))	–	–	–	–
Transfer to voluntary reserves	–	–	–	–
Balance at 31st March, 1995	100,488,673	¥ 38,839	¥ 38,385	¥ 1,196
Net income for the year ended 31st March, 1996	–	–	–	–
Cash dividends	–	–	–	–
Transfer to legal reserve	–	–	–	393
Bonuses to directors and corporate auditors	–	–	–	–
Reversal of special tax-purpose reserves (Note 2(11))	–	–	–	–
Transfer to voluntary reserves	–	–	–	–
Proceeds from conversion of convertible bonds	145,045	315	315	–
Balance at 31st March, 1996	100,633,718	¥ 39,154	¥ 38,700	¥ 1,589
Net income for the year ended 31st March, 1997	–	–	–	–
Cash dividends	–	–	–	–
Transfer to legal reserve	–	–	–	392
Bonuses to directors and corporate auditors	–	–	–	–
Reversal of special tax-purpose reserves (Note 2(11))	–	–	–	–
Transfer to voluntary reserves	–	–	–	–
Balance at 31st March, 1997	100,633,718	¥ 39,154	¥ 38,700	¥ 1,981
Net loss for the year ended 31st March, 1998	–	–	–	–
Cash dividends	–	–	–	–
Transfer to legal reserve	–	–	–	396
Bonuses to directors and corporate auditors	–	–	–	–
Reversal of special tax-purpose reserves (Note 2 (11))	–	–	–	–
Transfer to voluntary reserves	–	–	–	–
Balance at 31st March, 1998	100,633,718	¥ 39,154	¥ 38,700	¥ 2,377
				(unaudited)
Net income for the six months ended 30th September, 1998	–	–	–	–
Cash dividends	–	–	–	–
Transfer to legal reserve	–	–	–	232
Bonuses to directors and corporate auditors	–	–	–	–
Reversal of special tax-purpose reserves (Note 2 (11))	–	–	–	–
Transfer to voluntary reserves	–	–	–	–
Balance at 30th September, 1998 (unaudited)	100,633,718	¥ 39,154	¥ 38,700	¥ 2,609

The accompanying notes are a

...1998 and for the six months ended 30th September, 1998

Voluntary reserves	Special tax-purpose reserves	Retained (deficit) earnings	*Common stock*	*Additional paid-in capital*	*Legal reserve*	*Voluntary reserves*	*Special tax-purpose reserves*	*Retained (deficit) earnings*
yen)								
¥ 37,892	¥ 361	¥ 29,340						
–	–	23,223						
–	–	(2,961)						
–	–	(307)						
–	–	(108)						
–	(13)	13						
24,000	–	(24,000)						
–	–	–						
–	–	–						
¥ 61,892	¥ 348	¥ 25,200						
–	–	14,085						
–	–	(3,818)						
–	–	(391)						
–	–	(95)						
–	(12)	12						
19,000	–	(19,000)						
¥ 80,892	¥ 336	¥ 15,993						
–	–	5,304						
–	–	(3,819)						
–	–	(393)						
–	–	(112)						
–	(12)	12						
8,000	–	(8,000)						
–	–	–						
¥ 88,892	¥ 324	¥ 8,985						
–	–	5,572						
–	–	(3,824)						
–	–	(392)						
–	–	(99)						
–	(11)	11						
1,000	–	(1,000)	*(thousands of U.S. dollars) (Note 4)*					
¥ 89,892	¥ 313	¥ 9,253	*$ 296,397*	*$ 292,960*	*$ 14,996*	*$ 680,484*	*$ 2,369*	*$ 70,045*
–	–	(43,300)	–	–	–	–	–	*(327,782)*
–	–	(3,824)	–	–	–	–	–	*(28,947)*
–	–	(396)	–	–	*2,998*	–	–	*(2,998)*
–	–	(133)	–	–	–	–	–	*(1,006)*
–	(11)	11	–	–	–	–	*(83)*	*83*
1,000	–	(1,000)	–	–	–	*7,571*	–	*(7,571)*
¥ 90,892	¥ 302	¥ (39,389)	*$ 296,397*	*$ 292,960*	*$ 17,994*	*$ 688,055*	*$ 2,286*	*$ (298,176)*
(unaudited)								
–	–	1,213	–	–	–	–	–	*9,182*
–	–	(2,314)	–	–	–	–	–	*(17,517)*
–	–	(232)	–	–	*1,756*	–	–	*(1,756)*
–	–	–	–	–	–	–	–	–
–	(11)	11	–	–	–	–	*(83)*	*83*
(45,000)	–	45,000	–	–	–	*(340,652)*	–	*340,652*
¥ 45,891	¥ 291	¥ 4,289	*$ 296,397*	*$ 292,960*	*$ 19,750*	*$ 347,404*	*$ 2,203*	*$ 32,468*

...ntegral part of these statements.

For the years ended 31st March, 1994, 1995, 1996, 1997 and 1998 and the six months ended 30th September, 1997 and 1998

Insofar as applicable to the six-month periods ended 30th September 1997 and 1998, these notes are unaudited.

1. Basis of Presenting the Non-consolidated Financial Statements

(1) Accounting Principles

The accompanying non-consolidated financial statements have been prepared from accounts and records maintained by SEGA Enterprises, Ltd. (the "Company"), in accordance with the provisions set out in the Commercial Code of Japan and in conformity with accounting principles generally accepted in Japan.

Relevant notes have been added, and certain reclassifications of account balances as disclosed in the non-consolidated financial statements in Japan have been made so as to present them in a form which is more familiar to readers outside Japan.

The non-consolidated statements of cash flows are not prepared for domestic reporting purposes.

(2) Significant Shareholders

The Company is an affiliate of CSK Corporation, Japan, which owned 20,148 thousand shares of common stock of the Company at 31st March, 1997 and 1998, representing 20.02 per cent. of shares outstanding at such dates. In addition, the chairman of the Company, Mr. Isao Okawa, and the vice chairman of the Company, Mr. Hayao Nakayama, personally owned 2.16 per cent. and 3.14 per cent., respectively, of the issued shares of the Company as of 31st March, 1998.

There have been no significant transactions and account balances outstanding, other than the shareholdings, between the Company and CSK Corporation.

2. Summary of Significant Accounting Policies

(1) Inventories

Inventories are stated at cost, determined by the moving-average method. When the net realisable value of certain classes of inventories is substantially lower than the carrying value (cost) and such decline of value is considered to be permanent, appropriate write-downs are recorded on such items.

(2) Valuation of Securities

Securities with quoted market values are valued at the lower of cost or market on an individual basis, cost being determined by the moving-average method. Other securities are valued at cost, which is determined by the moving-average method. However, appropriate write-downs are recorded for those securities in cases where their fair value has declined substantially and such impairment of value is considered to be permanent.

(3) Investments in Subsidiaries and Affiliates

Investments in subsidiaries (majority-owned companies) and affiliates (20 per cent. to 50 per cent. owned companies) are valued at cost. The equity method of accounting for investments in the common stock of subsidiaries and affiliates has not been followed by the Company in the non-consolidated financial statements under Japanese accounting practices.

(4) Property and Equipment

Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of assets, as prescribed by the Japanese income tax laws. The range of useful lives is principally from three to 65 years for buildings and structures; from two to 20 years for machinery, equipment, furniture and tools; and from two to five years for amusement machines and facilities.

Exceptionally, buildings and structures constructed on leased lands are depreciated by the straight-line method over the lease term with zero residual value. Also, certain amusement machines and facilities are depreciated over shorter lives than those prescribed by Japanese income tax laws.

1998 and for the six months ended 30th September, 1998

Voluntary reserves	Special tax-purpose reserves	Retained (deficit) earnings	*Common stock*	*Additional paid-in capital*	*Legal reserve*	*Voluntary reserves*	*Special tax-purpose reserves*	*Retained (deficit) earnings*
yen)								
¥ 37,892	¥ 361	¥ 29,340						
–	–	23,223						
–	–	(2,961)						
–	–	(307)						
–	–	(108)						
–	(13)	13						
24,000	–	(24,000)						
–	–	–						
–	–	–						
¥ 61,892	¥ 348	¥ 25,200						
–	–	14,085						
–	–	(3,818)						
–	–	(391)						
–	–	(95)						
–	(12)	12						
19,000	–	(19,000)						
¥ 80,892	¥ 336	¥ 15,993						
–	–	5,304						
–	–	(3,819)						
–	–	(393)						
–	–	(112)						
–	(12)	12						
8,000	–	(8,000)						
–	–	–						
¥ 88,892	¥ 324	¥ 8,985						
–	–	5,572						
–	–	(3,824)						
–	–	(392)						
–	–	(99)						
–	(11)	11						
1,000	–	(1,000)						
			(thousands of U.S. dollars) (Note 4)					
¥ 89,892	¥ 313	¥ 9,253	*$ 296,397*	*$ 292,960*	*$ 14,996*	*$ 680,484*	*$ 2,369*	*$ 70,045*
–	–	(43,300)	*–*	*–*	*–*	*–*	*–*	*(327,782)*
–	–	(3,824)	*–*	*–*	*–*	*–*	*–*	*(28,947)*
–	–	(396)	*–*	*–*	*2,998*	*–*	*–*	*(2,998)*
–	–	(133)	*–*	*–*	*–*	*–*	*–*	*(1,006)*
–	(11)	11	*–*	*–*	*–*	*–*	*(83)*	*83*
1,000	–	(1,000)	*–*	*–*	*–*	*7,571*	*–*	*(7,571)*
¥ 90,892	¥ 302	¥ (39,389)	*$ 296,397*	*$ 292,960*	*$ 17,994*	*$ 688,055*	*$ 2,286*	*$ (298,176)*
			(unaudited)					
–	–	1,213	*–*	*–*	*–*	*–*	*–*	*9,182*
–	–	(2,314)	*–*	*–*	*–*	*–*	*–*	*(17,517)*
–	–	(232)	*–*	*–*	*1,756*	*–*	*–*	*(1,756)*
–	–	–	*–*	*–*	*–*	*–*	*–*	*–*
–	(11)	11	*–*	*–*	*–*	*–*	*(83)*	*83*
(45,000)	–	45,000	*–*	*–*	*–*	*(340,652)*	*–*	*340,652*
¥ 45,891	¥ 291	¥ 4,289	*$ 296,397*	*$ 292,960*	*$ 19,750*	*$ 347,404*	*$ 2,203*	*$ 32,468*

ıtegral part of these statements.

	Year	
	1994	1995
Cash Flows from Operating Activities:		
Net income (loss)	¥ 23,223	¥ 14,085
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	17,456	18,885
Amortisation	2,594	3,279
Provision for retirement benefits for directors and corporate auditors	39	27
Loss on write-down or disposal of inventories	–	–
Loss (gain) on sale or disposal of property and equipment	360	456
Loss on write-down of investments in subsidiaries	–	–
Loss on valuation of investment securities	–	–
Loss on valuation of investments in subsidiaries and affiliates	–	–
Gain on sales of investments in subsidiaries and affiliates	–	–
Gain on sales of investment securities	–	–
Loss on sale or disposal of operations in subsidiaries and affiliates	–	–
Provision for doubtful accounts	–	–
Changes in assets and liabilities:		
Decrease (increase) in notes and accounts receivable	18,683	(30,983)
(Increase) decrease in inventories	(5,868)	1,190
(Increase) decrease in prepaid expenses and other current assets	(300)	(4,875)
(Decrease) increase in notes and accounts payable	(3,654)	18,038
(Decrease) increase in income taxes payable	(10,695)	(2,851)
Increase (decrease) in accrued expenses and other current liabilities	1,741	(292)
Other payments	(669)	322
Net cash provided by operating activities	42,910	17,281
Cash Flows from Investing Activities:		
Acquisition of property and equipment	(27,993)	(28,856)
Proceeds from sale of property and equipment	575	690
(Increase) decrease in investments in securities	(464)	(24,362)
(Increase) decrease in investments in subsidiaries and affiliates	(18,016)	(8,831)
Increase in other investments	(346)	(1,784)
Increase in fixed leasehold deposits	(3,449)	(1,135)
Additions to deferred charges and intangible assets	(890)	(8,677)
Net cash used in investing activities	(50,583)	(72,955)
Cash Flows from Financing Activities:		
Proceeds from borrowings of long-term debt	–	80,184
Decrease in short-term bank loans	–	–
(Decrease) increase in current portion of long-term debt	(1,168)	19,816
Decrease in long-term borrowings	–	–
Cash dividends	(2,961)	(3,818)
Net cash (used in) provided by financing activities	(4,129)	96,182
Changes in Cash and Cash Equivalents	(11,802)	40,508
Cash and Cash Equivalents at Beginning of Period	94,660	82,858
Cash and Cash Equivalent at End of Period	¥ 82,858	¥ 123,366

The accompanying notes are a

for the six months ended 30th September, 1997 and 1998

ended 31st March, 1996	1997	1998	Six months ended 30th September, 1997	1998	*Year ended 31st March, 1998*	*Six months ended 30th September, 1998*
			(unaudited)			*(unaudited)*
	(millions of yen)				*(thousands of U.S. dollars) (Note 4)*	
¥ 5,304	¥ 5,572	¥ (43,300)	¥ 5,035	¥ 1,213	*$ (327,782)*	*$ 9,182*
18,991	18,994	19,279	8,571	8,900	*145,942*	*67,373*
4,151	3,920	2,552	482	352	*19,319*	*2,665*
36	32	(11)	(29)	(157)	*(83)*	*(1,188)*
–	3,243	–	–	–	–	–
(300)	419	380	155	728	*2,877*	*5,511*
25,943	22,944	–	–	–	–	–
2	722	4,295	1,434	3,902	*32,513*	*29,538*
–	–	739	–	–	*5,594*	–
(757)	(4,416)	–	–	–	–	–
(2,912)	(1,780)	(510)	138	–	*(3,861)*	–
–	–	2,780	–	–	*21,045*	–
–	–	40,343	(215)	–	*305,397*	–
(17,504)	14,042	10,873	30,761	28,546	*82,309*	*216,094*
(15,294)	4,836	2,849	(5,058)	(1,079)	*21,567*	*(8,168)*
(951)	1,759	(479)	(358)	(3,482)	*(3,626)*	*(26,359)*
14,999	(33,527)	11,892	3,078	(23,780)	*90,023*	*(180,015)*
(6,451)	6,135	(2,045)	619	(4,084)	*(15,481)*	*(30,916)*
618	1,845	(3,175)	(5,365)	(2,134)	*(24,035)*	*(16,154)*
(502)	619	(270)	1,008	(1,252)	*(2,044)*	*(9,478)*
25,373	45,359	46,192	40,256	7,673	*349,674*	*58,085*
(21,028)	(31,075)	(23,054)	(14,035)	(9,670)	*(174,519)*	*(73,202)*
2,806	1,746	1,638	791	678	*12,400*	*5,133*
19,824	(7,547)	(1,925)	2,447	(1,433)	*(14,572)*	*(10,848)*
(30,856)	3,294	(47,114)	1,737	(8,536)	*(356,654)*	*(64,618)*
(425)	(761)	(2,963)	(3,515)	814	*(22,430)*	*6,162*
(372)	(96)	(350)	(800)	(2,503)	*(2,650)*	*(18,948)*
(1,932)	(1,600)	(3,445)	(2,005)	(1,042)	*(26,078)*	*(7,888)*
(31,983)	(36,039)	(77,213)	(15,380)	(21,692)	*(584,503)*	*(164,209)*
30,000	–	–	–	10,000	–	*75,700*
(5,661)	–	–	–	–	–	–
(19,816)	(30,620)	19,897	–	–	*150,621*	–
–	–	(19,897)	–	–	*(150,621)*	–
(3,819)	(3,824)	(3,824)	(2,313)	(2,311)	*(28,948)*	*(17,494)*
704	(34,444)	(3,824)	(2,313)	7,689	*(28,948)*	*58,206*
(5,906)	(25,124)	(34,845)	22,563	(6,330)	*(263,777)*	*(47,918)*
123,366	117,460	92,336	92,336	57,491	*698,987*	*435,208*
¥ 117,460	¥ 92,336	¥ 57,491	¥ 114,899	¥ 51,161	*$ 435,210*	*$ 387,290*

ntegral part of these statements.

Insofar as applicable to the six-month periods ended 30th September 1997 and 1998, these notes are unaudited.

1. Basis of Presenting the Non-consolidated Financial Statements

(1) Accounting Principles

The accompanying non-consolidated financial statements have been prepared from accounts and records maintained by SEGA Enterprises, Ltd. (the "Company"), in accordance with the provisions set out in the Commercial Code of Japan and in conformity with accounting principles generally accepted in Japan.

Relevant notes have been added, and certain reclassifications of account balances as disclosed in the non-consolidated financial statements in Japan have been made so as to present them in a form which is more familiar to readers outside Japan.

The non-consolidated statements of cash flows are not prepared for domestic reporting purposes.

(2) Significant Shareholders

The Company is an affiliate of CSK Corporation, Japan, which owned 20,148 thousand shares of common stock of the Company at 31st March, 1997 and 1998, representing 20.02 per cent. of shares outstanding at such dates. In addition, the chairman of the Company, Mr. Isao Okawa, and the vice chairman of the Company, Mr. Hayao Nakayama, personally owned 2.16 per cent. and 3.14 per cent., respectively, of the issued shares of the Company as of 31st March, 1998.

There have been no significant transactions and account balances outstanding, other than the shareholdings, between the Company and CSK Corporation.

2. Summary of Significant Accounting Policies

(1) Inventories

Inventories are stated at cost, determined by the moving-average method. When the net realisable value of certain classes of inventories is substantially lower than the carrying value (cost) and such decline of value is considered to be permanent, appropriate write-downs are recorded on such items.

(2) Valuation of Securities

Securities with quoted market values are valued at the lower of cost or market on an individual basis, cost being determined by the moving-average method. Other securities are valued at cost, which is determined by the moving-average method. However, appropriate write-downs are recorded for those securities in cases where their fair value has declined substantially and such impairment of value is considered to be permanent.

(3) Investments in Subsidiaries and Affiliates

Investments in subsidiaries (majority-owned companies) and affiliates (20 per cent. to 50 per cent. owned companies) are valued at cost. The equity method of accounting for investments in the common stock of subsidiaries and affiliates has not been followed by the Company in the non-consolidated financial statements under Japanese accounting practices.

(4) Property and Equipment

Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of assets, as prescribed by the Japanese income tax laws. The range of useful lives is principally from three to 65 years for buildings and structures; from two to 20 years for machinery, equipment, furniture and tools; and from two to five years for amusement machines and facilities.

Exceptionally, buildings and structures constructed on leased lands are depreciated by the straight-line method over the lease term with zero residual value. Also, certain amusement machines and facilities are depreciated over shorter lives than those prescribed by Japanese income tax laws.

in respect thereof are eliminated from the related accounts and the resulting gain or loss is reflected in income.

In addition, the Company shortened its estimated useful lives of certain buildings from 1st April, 1998, due to recent amendments to Japanese corporate income tax laws. As a result, depreciation expenses increased by ¥50 million and net income before tax decreased by ¥47 million (both before reclassification of enterprise tax) as compared with the respective amounts which would have been reported if previous useful lives had been applied on a consistent basis.

(5) Consumption Tax

Until 31st March, 1997, consumption tax had been imposed at the flat rate of three per cent. on all domestic consumption of goods and services (with certain exemptions). On 1st April, 1997, the rate was increased to five per cent.

Consumption tax imposed on the Company's sales to customers is withheld by the Company at the time of sale and is paid to the national government subsequently. The consumption tax withheld upon sale is not included in the amount of "net sales" in the accompanying non-consolidated statements of income but is recorded as a liability, as "consumption tax withheld." The balances of "consumption tax withheld" and "consumption tax paid" (an asset item), which is borne by the Company on the purchases of products, merchandise and services from vendors, are offset, and the net balance is included in "Other current assets" or "Other current liabilities" of the accompanying non-consolidated balance sheets at 31st March, 1997 and 1998 and 30th September, 1998.

(6) Leases

Finance leases other than those under which the ownership of the leased assets are deemed to be transferred to lessees are accounted for by the method that is applicable to ordinary operating leases.

(7) Amortisation

Amortisation of deferred charges and intangible assets is computed by the straight-line method.

"Bond discount" arising from the issue of the zero-coupon convertible discount bonds (see Note 9), is recorded as a deferred charge and is amortised to expenses on a straight-line basis over the period up to the maturity of the bonds. When the discount bonds are converted into common stock of the Company, appropriate amortisation is made in proportion to the balance of converted bonds.

Bond and note issue expenses incurred for the year ended 31st March, 1993 were charged to income as incurred. However, effective in the year ended 31st March, 1995, the Company adopted a policy of accounting for bond and note expenses to be deferred and amortised on a straight-line basis over a three-year period as the amount of the bond and note expenses became significant. As a result, other expenses for the year ended 31st March, 1995 increased by ¥1,429 million as compared with the amount which would have been reported if the previous method had been applied.

(8) Foreign Currency Translation

Cash and short-term receivables and payables denominated in foreign currencies are translated into yen at the current exchange rates prevailing at the respective balance sheet dates. Resulting translation gains or losses are included in the determination of net income for the fiscal year.

Long-term receivables denominated in foreign currencies, including investments in overseas subsidiaries, are generally translated at the historical rates prevailing at the transaction dates.

Accounts denominated in foreign currencies which are hedged by forward exchange contracts are translated into yen at the contracted rates of exchange.

(9) Income Taxes

Income taxes are provided for based on the amount required by the tax returns for the fiscal year. No tax effect is recorded for temporary differences in the recognition of certain revenues and expenses between tax and financial reporting.

(10) Allowances for Doubtful Accounts

Allowances for doubtful accounts is provided for on the basis of the amount allowed for deduction by the tax laws. In addition, the amount deemed necessary to cover uncollectible receivables is provided when appropriate.

(11) Special Tax-Purpose Reserves

The Company has provided for special tax-purpose reserves which have resulted in the deferral of income tax payments in accordance with the provisions of the Special Taxation Measures Law of Japan. The provisions for and reversals of the special tax-purpose reserves are made through appropriation of retained earnings and are deducted from or added back to the taxable income of the fiscal year to which the appropriation relates.

The reserves of the Company are in respect of deferred capital gains arising from qualified asset replacements.

(12) Appropriation of Retained Earnings

Under the Commercial Code of Japan and the Articles of Incorporation of the Company, the plan for appropriation of retained earnings (including year-end cash dividend payments) proposed by the Board of Directors should be approved at the shareholders' meeting which must be held within three months after the end of each fiscal year. The appropriation of retained earnings reflected in the accompanying non-consolidated financial statements represents the results of such appropriations which are applicable to the immediately preceding fiscal year but were approved at the shareholders' meeting and disposed of during that year. Year-end dividends are paid to shareholders on the shareholders' register at the end of each fiscal year.

(13) Net Income (Loss) and Dividends per Share

Net income (loss) per share of common stock is based upon the weighted average number of shares of common stock outstanding during each fiscal year. Net income per share is computed to reflect the dilutive effect on net income assuming potential issues of new shares of common stock upon conversion of convertible debt securities and exercise of warrants outstanding with the related reduction of interest expenses.

Cash dividends per share shown for each year in the non-consolidated statements of income represent dividends declared as applicable to the respective period.

(14) Common Stock and Additional Paid-in Capital

Under the provisions of the Commercial Code of Japan, it is required that at least 50 per cent. of the issue price of new shares be transferred to the "Common stock" account, provided 50 per cent. of the issue price is greater than the par value of common stock. In accordance with such requirements, 50 per cent. of the proceeds from new share issues sold in public offerings at market price is transferred to the "Common stock" account and the remaining 50 per cent. is credited to the "Additional paid-in capital" account.

3. Additional Information

As the Company elected a different method of calculating "allowance for doubtful accounts" allowed under the amended Japanese corporate income tax laws, the amount recognised as at 30th September, 1998 has been decreased. As a result, operating income and income before income taxes for the six months ended 30th September, 1998 (both before reclassification of enterprise tax) have been increased by ¥100 million (*$757 thousand*) and ¥341 million (*$2,581 thousand*), respectively, as compared with the amounts that would have been recognised had the previous method had been applied on a consistent basis.

4. United States Dollar Amounts

The Company maintains its accounting records in yen. The dollar amounts included in the non-consolidated financial statements and notes thereto represent the arithmetical results of translating yen to dollars on the basis of ¥132.10=U.S.$1. The inclusion of such dollar amounts is solely for convenience and is not intended to imply that yen amounts have been or could be converted, realised or settled in dollars at ¥132.10=U.S.$1 or at any other rate.

5. Inventories

Inventories as of 31st March, 1997 and 1998 and 30th September, 1998, consisted of:-

	31st March,		30th September,	*31st March,*	*30th September,*
	1997	1998	1998	*1998*	*1998*
	(millions of yen)			*(thousands of U.S. dollars)*	
Merchandise	¥ 3,333	¥ 3,141	¥ 2,215	*$ 23,777*	*$ 16,767*
Products	15,066	12,152	9,910	*91,991*	*75,019*
Materials	16,088	14,427	14,396	*109,213*	*108,978*
Work in process	3,546	4,901	8,071	*37,100*	*61,098*
Supplies	1,767	2,331	3,438	*17,646*	*26,026*
	¥ 39,800	¥ 36,952	¥ 38,030	*$ 279,727*	*$ 287,888*

6. Short-term Investments and Investments in Securities

Short-term investments (current portfolio) and investments in securities (non-current portfolio) of the Company at 31st March, 1997 and 1998 and 30th September, 1998, consisted of the following:-

	31st March,		30th September,	*31st March,*	*30th September,*
	1997	1998	1998	*1998*	*1998*
	(millions of yen)			*(thousands of U.S. dollars)*	
Short-term investments:					
Cash trust for investments	¥ 10,000	¥ 6,007	¥ 6,007	*$ 45,473*	*$ 45,473*
Mortgage-backed notes	3,000	–	–	–	–
Lease-backed notes	–	4,000	500	*30,280*	*3,785*
Other securities	3,225	4,496	502	*34,035*	*3,800*
	¥ 16,225	¥ 14,503	¥ 7,009	*$ 109,788*	*$ 53,058*
Investments in securities:					
Listed corporate shares	¥ 9,036	¥ 8,209	¥ 5,532	*$ 62,142*	*$ 41,877*
Unlisted corporate shares	4,950	5,818	5,763	*44,042*	*43,626*
Other securities	4,571	2,671	2,469	*20,220*	*18,691*
	18,557	16,698	13,764	*126,404*	*104,194*
Shares and convertible bonds issued by CSK Corporation	2,129	2,129	1,576	*16,117*	*11,930*
	¥ 20,686	¥ 18,827	¥ 15,340	*$ 142,521*	*$ 116,124*

Market value of listed corporate shares (except for CSK Corporation's shares) included in non-current portfolios as of 31st March, 1997 and 1998 and 30th September, 1998, is summarised as follows:-

	31st March,		30th September,	*31st March,*	*30th September,*
	1997	1998	1998	*1998*	*1998*
	(millions of yen)			*(thousands of U.S. dollars)*	
Market value of listed corporate shares in non-current portfolio	¥ 10,141	¥ 8,654	¥ 4,376	*$ 65,511*	*$ 33,126*

7. Fixed Leasehold Deposits

The Company conducts amusement centre operations on property leased from lessors on a long-term cancellable basis.

Japanese lessors require large amounts of leasehold deposits relative to the amount of annual lease rental payments. Such leasehold deposits do not bear interest and are generally returnable only when the

8. Income Taxes

Income taxes in Japan applicable to the Company for the years ended 31st March, 1994, 1995, 1996, 1997 and 1998, and the six months ended 30th September, 1997 and 1998, consisted of corporate income tax (national), enterprise tax (local) and resident income taxes (local) at the approximate rates indicated below:-

	Year ended 31st March,					Six months ended 30th September,	
	1994	1995	1996	1997	1998	1997	1998
Standard rates:							
Corporate income tax	38.4%	37.5%	37.5%	37.5%	37.5%	37.5%	37.5%
Enterprise tax ..	12.6	12.6	12.6	12.6	12.6	12.6	12.6
Resident income taxes	7.8	7.8	7.8	7.8	7.8	7.8	7.8
	58.8%	57.9%	57.9%	57.9%	57.9%	57.9%	57.9%
Statutory tax rate in effect to reflect the deductibility of enterprise tax when paid	52.2%	51.4%	51.4%	51.4%	51.4%	51.4%	51.4%

Unlike other income taxes, enterprise tax is deductible for tax purposes when it is paid. Although enterprise tax is presented as a part of selling, general and administrative expenses in the basic financial statements disclosed in conformity with accounting practices in Japan, a reclassification has been made to present income taxes in their entirety in the accompanying non-consolidated statements of income.

Income tax expenses as shown in the accompanying non-consolidated statements of income differ from the amounts computed by applying the aforementioned statutory tax rates to income before income taxes. Such differences arise partly from entertainment expenses, which are not allowable tax deductions. In addition, the differences arise because no tax effects have been recognised on certain temporary differences between financial accounting and tax reporting.

Investments in and advances to subsidiaries and affiliates as of 31st March, 1997 and 1998, and 30th September, 1998, were as follows:-

	Percentage of ownership	31st March, 1997	31st March, 1998	30th September, 1998	*31st March, 1998*	*30th September, 1998*
	(%)	(millions of yen)			*(thousands of U.S. dollars)*	
Subsidiaries:						
SEGA Europe Ltd..	100.0	¥ 14,122	¥ 15,014	¥ 15,014	*$ 113,656*	*$ 113,656*
SIMS Co., Ltd..	100.0	101	101	101	*765*	*765*
S-AI Electronics Co., Ltd. ..	100.0	100	100	100	*757*	*757*
SEGA Amusements Taiwan Ltd.	51.0	475	475	654	*3,596*	*4,951*
SEGA Ozisoft Pty. Ltd[1] ..	–	617	–	–	–	–
SEGA Singapore Pte. Ltd. ..	100.0	103	103	103	*780*	*780*
SEGA International Finance B.V...	100.0	11	11	11	*83*	*83*
Nextech Co., Ltd..	100.0	70	100	169	*757*	*1,279*
SEGA Huahan Culture Entertainment Co., Ltd. ..	80.0	240	240	240	*1,817*	*1,817*
SEGA Yonezewa Co., Ltd.[2]	100.0	301	–	–	–	–
SEGA United Co., Ltd[3] ..	–	138	–	–	–	–
SEGA Enterprises (Australia) Pty. Ltd.	86.0	661	2,014	2,014	*15,246*	*15,246*
SEGA Enterprises, Inc. (U.S.A.)	100.0	8,605	8,605	15,798	*65,140*	*119,591*
Cross Products Ltd...	100.0	257	257	257	*1,945*	*1,945*
SEGA Distribution Australia Pty. Ltd.	100.0	–	365	365	*2,763*	*2,763*
SEGA Food Works Co., Ltd.	51.0	–	5	5	*38*	*38*
S.G.S. Co. Ltd.[5]..	65.0	–	65	126	*492*	*954*
SEGA of America, Inc. Advances	–	–	40,000	40,000	*302,801*	*302,801*
SEGA Toys Co., Ltd.	100.00	–	–	490	–	*3,709*
Other	–	60	120	12	*908*	*91*
Affiliates:						
Linguaphone Japan Ltd.[4] ..	24.6	350	–	–	–	–
Light Printing Co., Ltd.	33.4	1,470	1,470	1,470	*11,128*	*11,128*
SEGA Digital Communication Co., Ltd. ..	35.0	140	140	140	*1,060*	*1,060*
SEGA Music Networks Co., Ltd.						
Investment in capital stock	50.0	200	200	200	*1,514*	*1,514*
Advances	–	869	1,246	1,653	*9,432*	*12,513*
SG MEDIA Co., Ltd.	20.0	60	60	60	*454*	*454*
S.G.S. Co., Ltd.[5]	–	50	–	–	–	–
SEGA Logistics Service Co., Ltd.	50.0	100	100	100	*757*	*757*
Virtual Game Center Corporation[6]	–	47	–	–	–	–
Super Merge Corporation Sdn. Bhd[7]	20.0	437	437	–	*3,308*	–
Hyundai SEGA Entertainment Co., Ltd. ..	25.0	173	173	173	*1,310*	*1,310*
SEGA Muse Ltd.	46.9	–	255	255	*1,930*	*1,930*
Lotte SEGA Co., Ltd...	50.0	–	709	709	*5,367*	*5,367*
Amusement World of Vietnam Corporation	30.0	–	38	38	*288*	*288*
SEGA Lease Co., Ltd.						
Investment in capital stock	29.0	–	30	30	*227*	*227*
Advances	–	–	838	507	*6,344*	*3,838*
Atlus Dream Entertainment Co., Ltd.	20.0	–	76	76	*575*	*575*
SEGA Soft Networks, Inc. ..	50.0	–	–	1,437	–	*10,878*
Other	–	20	25	64	*190*	*485*
		¥ 29,777	¥ 73,372	¥ 82,371	*$ 555,428*	*$ 623,550*

Notes:–

(1) During the year ended 31st March, 1998, the Company sold all its capital stock in SEGA Ozisoft Pty. Ltd. in the amount of ¥617 million. The Company's percentage of ownership was reduced to zero and the Company had no ownership interest in SEGA Ozisoft Pty. Ltd. as of 31st March, 1998. Therefore, SEGA Ozisoft Pty. Ltd. is neither a subsidiary nor an affiliate as of 31st March, 1998.

(2) During the year ended 31st March, 1998, the Company increased the capital stock of SEGA Yonezawa Co., Ltd. by ¥20 million upon the merger with SEGA Tech Co., Ltd. However, the Company subsequently wrote off the investment in capital stock of SEGA Yonezawa Co., Ltd. in the amount of ¥321 million. The loss recognised as a result of the write-off is ¥321 million, which is included in "Loss on valuation of investments in subsidiaries and affiliates" in the accompanying non-consolidated statements of income.

(3) In January 1998, SEGA United Co., Ltd. was extinguished by the combination with Mumin, combiner, and converted its ownership interests to combiner.

After the combination, the combiner changed its name to SEGA Muse Ltd.

(4) During the year ended 31st March, 1998, the Company wrote off the investment in capital stock of Linguaphone Japan Ltd. in the amount of ¥350 million. The loss recognised as a result of the write-off is ¥350 million, which is included in "Loss on valuation of investments in subsidiaries and affiliates" in the accompanying non-consolidated statements of income.

(5) During the year ended 31st March, 1998, the Company acquired additional capital stock of S.G.S. Co., Ltd. in the amount of ¥15 million. Therefore, the increase in percentage of ownership changed S.G.S. Co., Ltd. from an affiliate to a subsidiary.

(6) During the year ended 31st March, 1998, the Company liquidated the investments in capital stock of Virtual Game Center Corporation in the amount of ¥47 million. The loss recognised as a result of the write-off is ¥47 million, which is included in "Loss on valuation of investments in subsidiaries and affiliates" in the accompanying non-consolidated statements of income.

(7) During the year ended 31st March, 1998, the Company wrote off the investment in capital stock of Super Merge Corporation Sdn. Bhd. in the amount of ¥437 million. The loss recognised as a result of the write-off is ¥437 million, which is included in "Loss in valuation of investments in subsidiaries and affiliates" in the accompanying non-consolidated statements of income.

10. Long-Term Debt

Long-term debt at 31st March, 1997, 1998 and 30th September, 1998, consisted of the following:-

	31st March,		30th September,	*31st March,*	*30th September,*
	1997	1998	1998	*1998*	*1998*
	(millions of yen)			*(thousands of U.S. dollars)*	
Zero-coupon convertible discount bonds due 1999	¥ 19,897	¥ 19,897	¥ 19,897	*$ 150,621*	*$ 150,621*
0.55 per cent. convertible bonds due 2000	94,339	94,339	94,339	*714,149*	*714,149*
Zero-coupon convertible bonds due 1999	29,371	29,371	29,371	*222,339*	*222,339*
Other long-term debt	1,319	1,213	12,481	*9,182*	*94,481*
	144,926	144,820	156,088	*1,096,291*	*1,181,590*
Less portion due within one year	–	19,897	49,268	*150,621*	*372,960*
	¥ 144,926	¥ 124,923	¥ 106,820	*$ 945,670*	*$ 808,630*

The zero-coupon convertible discount bonds due 31st March, 1999, were issued on 30th January, 1992, in the principal amount of ¥20,000 million at a discount of ¥25 per par value of ¥100. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥8,548.10 per share.

The 0.55 per cent. convertible bonds due 29th September, 2000, were issued on 24th June, 1994, in the principal amount of ¥100,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥7,913.00 per share.

The zero-coupon convertible bonds due 7th September, 1999, were issued on 7th September, 1995, in the principal amount of ¥30,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥4,336.00 per share.

11. Retirement Plan and Severance Indemnities

The employees of the Company are generally entitled to receive lump-sum payments or pension payments upon retirement under the Company's retirement benefit plan. The amounts of such retirement benefits are determined by reference to the latest rate of pay, length of service and whether the retirement is voluntary or involuntary.

In November 1993, together with the SEGA group companies, the Company transferred 100 per cent. of the retirement benefits to a separate contributory pension programme which was established as a

pension trust fund, pursuant to the welfare pension insurance laws in Japan, whereby the pension fund has been substituted for a portion of the government pension programme.

As a result, the balance of the "Accrued employees' retirement benefits," which became no longer necessary due to the change, is being amortised to income over a period for which the past service costs of the pension plan are being amortised.

As of 31st March, 1998, the past service costs amounted to ¥1,739 million *($13,164 thousand)*, which are amortised over 20 years.

With respect to directors and corporate auditors, while the Company has no legal obligation, as is customary practice in Japan, the Company makes lump-sum payments to a director or corporate auditor upon retirement with the approval of a general meeting of shareholders. The amounts are determined on a basis similar to that used for employees' payments. The Company has provided a reserve for such payments to directors and corporate auditors on an accrual basis.

12. Legal Reserve and Appropriation of Retained Earnings

The Commercial Code of Japan states that an amount equal to at least 10 per cent. of cash distribution (cash dividends and bonuses to officers, etc.) paid out of retained earnings should be appropriated to the legal reserve until such reserve equals 25 per cent. of the amount of common stock. This reserve may be transferred to common stock by a resolution of the Board of Directors or used to reduce a deficit by a resolution of a shareholders' meeting, but is not available for dividend payments.

The Company's Board of Directors, with subsequent approval by shareholders, has made annual appropriations of retained earnings for various purposes, the accumulated balance of which is presented as "Voluntary reserves" in the accompanying financial statements. Any disposition of such appropriations shall be at the discretion of the Board of Directors and shareholders.

13. Analysis of Net Sales and Cost of Sales

The breakdown of the Company's net sales and cost of sales for the years ended 31st March, 1994, 1995, 1996, 1997 and 1998 and for the six months ended 30th September, 1997 and 1998, is as follows:-

	Year ended 31st March,					Six months ended 30th September,		*Year ended 31st March,*	*Six months ended 30th September,*
	1994	1995	1996	1997	1998	1997	1998	*1998*	*1998*
	(millions of yen)							*(thousands of U.S. dollars)*	
Net sales:									
Product sales.. ..	¥ 285,185	¥ 248,093	¥ 251,095	¥ 250,010	¥ 139,555	¥ 68,224	¥ 41,473	*$ 1,056,435*	*$ 313,952*
Merchandise sales	2,839	1,793	3,405	12,626	36,710	9,711	12,175	*277,895*	*92,165*
	288,024	249,886	254,500	262,636	176,265	77,935	53,648	*1,334,330*	*406,117*
Revenues from amusement centre operations	61,734	74,204	82,136	88,191	90,958	46,604	46,562	*688,554*	*352,475*
Royalties on game software..	4,274	9,233	9,546	9,103	4,252	2,215	722	*32,188*	*5,466*
	¥ 354,032	¥ 333,323	¥ 346,182	¥ 359,930	¥ 271,475	126,754	¥ 100,932	*$ 2,055,072*	*$ 764,058*
Cost of sales:									
Cost of products and merchandise sold	¥ 228,764	¥ 210,321	¥ 219,052	¥ 227,033	¥ 151,372	¥ 62,140	¥ 44,421	*$ 1,145,889*	*$ 336,268*
Cost of amusement centre operations	41,541	47,050	51,916	58,113	65,224	31,732	32,918	*493,747*	*249,190*
	¥ 270,305	¥ 257,371	¥ 270,968	¥ 285,146	¥ 216,596	¥ 93,872	¥ 77,339	*$ 1,639,636*	*$ 585,458*

The Company's transactions with its subsidiaries and affiliates for the years ended 31st March, 1994, 1995, 1996, 1997 and 1998, and for the six months ended 30th September, 1997 and 1998 are summarised as follows:-

	Year ended 31st March,					Six months ended 30th September,		*Year ended 31st March,*	*Six months ended 30th September,*
	1994	1995	1996	1997	1998	1997	1998	*1998*	*1998*
	(millions of yen)							*(thousands of U.S. dollars)*	
Sales to subsidiaries and affiliates (products)	¥ 175,062	¥ 140,160	¥ 120,661	¥ 147,608	¥ 82,085	¥ 26,048	¥ 17,894	*$ 621,385*	*$ 135,458*
Sales to subsidiaries and affiliates (merchandise) ..	14	–	52	101	120	382	11,160	*908*	*84,481*
Revenues from amusement centre operations	434	313	257	54	46	25	23	*348*	*174*
Royalty income.. ..	108	243	2,442	900	1,068	392	218	*8,085*	*1,650*
Interest income.. ..	338	142	232	51	83	43	301	*628*	*326*
Gain on sales of investments in subsidiaries and affiliates	–	1,644	757	4,416	–	–	–	–	–

15. Lease Commitments and Contingent Liabilities

Finance lease contracts without ownership transfer as of and for the years ended 31st March, 1997 and 1998, are summarised as follows:-

Calculated amounts relevant to acquisition cost, accumulated depreciation and book value of leased properties as of 31st March, 1997 and 1998 and 30th September, 1998, are summarised as follows:-

	31st March,		30th September,	*31st March,*	*30th September,*
	1997	1998	1998	*1998*	*1998*
	(millions of yen)			*(thousands of U.S. dollars)*	
Amusement machines:					
Acquisition cost..	¥ 3,271	¥ 3,164	¥ 3,164	*$ 23,951*	*$ 23,952*
Accumulated depreciation	(1,474)	(2,031)	(2,345)	*(15,375)*	*(17,752)*
Book value	¥ 1,797	¥ 1,133	¥ 819	*$ 8,576*	*$ 6,200*
Buildings:					
Acquisition cost..	¥ 3,332	¥ 3,517	¥ 3,517	*$ 26,623*	*$ 26,624*
Accumulated depreciation	(803)	(1,280)	(1,524)	*(9,689)*	*(11,537)*
Book value	¥ 2,529	¥ 2,237	¥ 1,993	*$ 16,934*	*$ 15,087*
Others:					
Acquisition cost..	¥ 4,341	¥ 3,691	¥ 4,375	*$ 27,940*	*$ 33,119*
Accumulated depreciation	(2,249)	(1,758)	(2,019)	*(13,308)*	*(15,284)*
Book value	¥ 2,092	¥ 1,933	¥ 2,356	*$ 14,632*	*$ 17,835*

30th September, 1998, which included the portion of interest thereon, is summarised as follows:-

	31st March, 1997	31st March, 1998	30th September, 1998	*31st March, 1998*	*30th September, 1998*
	(millions of yen)			*(thousands of U.S. dollars)*	
Future lease payments:					
Within one year..	¥ 2,014	¥ 2,057	¥ 2,144	*$ 15,572*	*$ 16,230*
More than one year	4,668	3,538	3,313	*26,783*	*25,080*
	¥ 6,682	¥ 5,595	¥ 5,457	*$ 42,355*	*$ 41,310*

Lease payment and the calculated amounts relevant to depreciation and interest expense for the leased properties for the years ended 31st March, 1997 and 1998 and the six months ended 30th September, 1998, are summarised as follows:-

	31st March, 1997	31st March, 1998	30th September, 1998	*31st March, 1998*	*30th September, 1998*
	(millions of yen)			*(thousands of U.S. dollars)*	
Lease payment	¥ 2,688	¥ 2,478	¥ 1,321	*$ 18,759*	*$ 10,000*
Depreciation..	2,385	2,185	1,172	*16,540*	*8,872*
Interest expense	354	324	144	*2,453*	*1,090*
	¥ 5,427	¥ 4,987	¥ 2,637	*$ 37,752*	*$ 19,962*

The Company was contingently liable for guarantee of obligations as of 31st March, 1997 and 1998 and 30th September, 1998, as follows:-

	31st March, 1997	31st March, 1998	30th September, 1998	*31st March, 1998*	*30th September, 1998*
	(millions of yen)			*(thousands of U.S. dollars)*	
Lease rental obligations under lease contracts made by:					
SEGA Enterprises, Inc. (U.S.A.)	¥ 7,081	¥ 7,085	¥ 7,035	*$ 53,634*	*$ 53,255*
SEGA Gameworks, L.L.C. ..	940	875	845	*6,624*	*6,397*
Cross Products Ltd.	159	157	155	*1,188*	*1,173*
SEGA of America, Inc..	–	–	6,243	–	*47,260*
Guarantee of obligations as collateral of bank loan made by:					
Atlus Dream Entertainment Co., Ltd.	–	297	304	*2,248*	*2,301*
Guarantee commitment to collateral of bank loan made by:					
SEGA Enterprises (Australia) Pty. Ltd.	–	5,053	4,810	*38,251*	*36,412*
	¥ 8,180	¥ 13,467	¥ 19,392	*$ 101,945*	*$ 146,798*

16. Legal Proceedings

In August 1997, in the United States, 3Dfx Co., Ltd., which developed the 3-D accelerator, filed a suit in the Santa Clara High Court, California, for compensatory damages against the Company and SEGA of America, Inc., due to the development contract regarding graphic chips for Dreamcast, the next-generation machines.

The companies are engaged in the legal proceedings of the trial of evidence disclosure at the status quo.

17. Subsequent Event

Appropriations of Retained Earnings

The appropriations of retained earnings in respect of the year ended 31st March, 1998, proposed at the Board of Directors and approved at the General Meeting of Shareholders held on 26th June, 1998, are as follows:-

	Year ended 31st March, 1998	
	(millions of yen)	*(thousands of U.S. dollars)*
Deficit as of 31st March, 1998	¥ (39,389)	*$ (298,176)*
Reversal of special tax-purpose reserves	11	*83*
Reversal of voluntary reserve	45,000	*340,651*
	5,622	*42,558*
Appropriations:		
Cash dividends (¥38 *($0.29)* per share)	2,315	*17,524*
Transfer to legal reserve	231	*1,749*
Total appropriations	2,546	*19,273*
Retained earnings to be carried forward	¥ 3,076	*$ 23,285*

Interim Cash Dividends

On 19th November, 1998, the Board of Directors declared the payment of cash dividends of ¥1,610 million (*$12,189 thousand*) to shareholders of record as of 30th September, 1998.

18. Stock Option Plan

At the General Meeting of Shareholders held on 26th June, 1998, shareholders of the Company approved a stock option plan for directors and employees. Under the plan, 130,000 shares and 322,000 shares of common stock of the Company may be granted to nine directors and 177 employees, respectively. All options to be granted will be exercisable at an exercise price of 105 per cent. of the average market price for the month immediately preceding the date of grant over a period from 1st July, 1999 through 30th June, 2002. The exercise price will be subject to subsequent stock splits or issue of the Company's stock at less than the then-current market price.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON THE CONSOLIDATED FINANCIAL STATEMENTS

To: The Board of Directors of SEGA Enterprises, Ltd.

We have audited the consolidated balance sheets of SEGA Enterprises, Ltd. and its subsidiaries as of 31st March, 1997 and 1998, and the related consolidated statements of income and retained earnings and shareholders' equity for the years ended 31st March, 1994, 1995, 1996, 1997 and 1998, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SEGA Enterprises, Ltd. and its subsidiaries as of 31st March, 1997 and 1998 and the results of its operations for the years ended 31st March, 1994, 1995, 1996, 1997 and 1998, in conformity with generally accepted accounting principles in Japan.

As described in Note 2 (4) of the Notes to the Consolidated Financial Statements, the Company and its consolidated subsidiaries, during the year ended 31st March, 1998, changed the method of accounting for income taxes. In prior years, intraperiod allocation of income taxes had been made only for the portion related to consolidation adjustments, such as eliminations of intercompany profits and certain other items incidental to consolidation and elimination. However, during the year ended 31st March, 1998, intraperiod allocation of income taxes was made for all the items related to temporary differences between financial reporting purposes and tax purposes. The change was made in order to achieve the better matching of periodic cost against revenue, because the materiality of temporary differences of the Company and its consolidated subsidiaries has increased, and, therefore, we concur with the change as appropriate.

As a result of the change, operating loss and net loss for the year ended 31st March, 1998, were decreased by ¥911 million and ¥4,192 million, respectively, as compared with the previous method. Also, the effect of the change to the segment information has been described in Note 4 of the Notes to the Consolidated Financial Statements.

26th June, 1998
Tokyo, Japan

Chuo Audit Corporation
Independent Certified Public Accountants

	31st March, 1997	31st March, 1998	31st March, 1998
	(millions of yen)		*(thousands of U.S. dollars) (Note 3)*
ASSETS			
Current Assets:			
Cash	¥74,974	¥42,403	*$320,992*
Time deposits	17,438	8,540	*64,648*
Short-term investments	16,228	14,503	*109,788*
Notes and accounts receivable:			
Trade	52,379	27,807	*210,500*
Non-consolidated subsidiaries and affiliates	11,638	26,043	*197,146*
Other	7,891	13,603	*102,975*
	71,908	67,453	*510,621*
Less allowance for doubtful accounts	(2,329)	(1,918)	*(14,519)*
	69,579	65,535	*496,102*
Inventories	57,327	44,683	*338,251*
Prepaid expenses	11,405	12,182	*92,218*
Deferred income taxes – current (Note 2 (4))	4,072	8,675	*65,670*
Other current assets	1,374	1,067	*8,076*
Total current assets	252,397	197,588	*1,495,745*
Investments and Advances:			
Investments in securities	21,694	22,920	*173,505*
Investments in and advances to non-consolidated subsidiaries and affiliates	13,415	11,350	*85,920*
Other investments	4,752	3,261	*24,686*
Total investments and advances	39,861	37,531	*284,111*
Property and Equipment:			
Amusement machines and facilities	67,040	76,352	*577,986*
Buildings and structures	47,545	54,401	*411,816*
Machinery and equipment	28,734	29,035	*219,796*
	143,319	159,788	*1,209,598*
Less accumulated depreciation	(82,734)	(92,783)	*(702,369)*
	60,585	67,005	*507,229*
Land	22,615	22,632	*171,325*
Construction in progress	5,333	126	*954*
Total property and equipment	88,533	89,763	*679,508*
Fixed Leasehold Deposits	22,111	22,618	*171,219*
Deferred Charges and Intangible Assets	8,701	9,561	*72,377*
Deferred Tax – Non-current (Note 2 (4))	–	2,942	*22,271*
Excess Investment Cost over Net Assets of Consolidated Subsidiaries Acquired	9,551	1,427	*10,802*
Translation Adjustment (Note 2 (3))	4,355	7,533	*57,025*
Total assets	¥425,509	¥368,963	*$2,793,058*

The accompanying notes are a

	31st March, 1997	31st March, 1998	31st March, 1998
	(millions of yen)		*(thousands of U.S. dollars) (Note 3)*
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities:			
Short-term bank loans	¥39,272	¥12,655	*$95,799*
Current portion of convertible bonds	–	19,897	*150,621*
Current portion of long-term debt	105	746	*5,647*
Notes and accounts payable:			
Trade	52,471	54,566	*413,066*
Other	1,977	2,601	*19,690*
	54,448	57,167	*432,756*
Accrued expenses	14,734	14,792	*111,976*
Income taxes payable	6,786	4,783	*36,207*
Other current liabilities	2,208	8,143	*61,642*
Total current liabilities	117,553	118,183	*894,648*
Long-Term Liabilities:			
Long-term debt	146,468	124,511	*942,551*
Accrued employees' retirement benefits	634	597	*4,519*
Accrued retirement benefits for directors and corporate auditors	286	276	*2,089*
Other	3,327	3,066	*23,210*
Total long-term liabilities	150,715	128,450	*972,369*
Minority Interests in Consolidated Subsidiaries	1,133	283	*2,142*
Commitments and Contingent Liabilities (Note 5)			
Shareholders' Equity:			
Common stock:			
Authorised – 200,000,000 shares at 31st March, 1997 and 1998			
Issued, par value ¥50 per share – 100,633,718 shares at 31st March, 1997 and 1998	39,154	39,154	*296,397*
Additional paid-in capital	38,700	38,700	*292,960*
Legal reserve	1,981	2,378	*18,002*
Retained earnings	76,669	41,685	*315,556*
Unrealised holding losses for available-for-sale securities	(396)	133	*1,007*
Treasury stock	–	(3)	*(23)*
Total shareholders' equity	156,108	122,047	*923,899*
Total liabilities and shareholders' equity	¥425,509	¥368,963	*$2,793,058*

tegral part of these statements.

SEGA Enterprises, Ltd. and Subsidiaries

For the years ended 31st March, 1994, 1995, 1996, 1997 and 1998

	Year ended 31st March,					
	1994	1995	1996	1997	1998	*1998*
	(millions of yen)					*(thousands of U.S. dollars) (Note 3)*
Net Sales	¥416,540	¥383,579	¥384,816	¥432,826	¥331,605	*$2,510,257*
Cost of Sales	300,802	281,619	305,872	347,325	270,710	*2,049,281*
Gross profit	115,738	101,960	78,944	85,501	60,895	*460,976*
Selling, General and Administrative Expenses	85,804	78,806	71,876	72,320	63,043	*477,237*
Operating income (loss)	29,934	23,154	7,068	13,181	(2,148)	*(16,261)*
Other Income (Expenses):						
Interest and dividend income	2,823	3,519	3,180	1,676	1,913	*14,481*
Interest expense	(4,205)	(4,448)	(4,675)	(2,768)	(3,719)	*(28,153)*
Loss on write-down or disposal of inventories	–	–	–	(3,243)	–	–
Gain (loss) on sale or disposal of property and equipment	(261)	(479)	954	(129)	(477)	*(3,611)*
Loss on dissolution of subsidiaries	–	–	–	–	(638)	*(4,830)*
Loss on valuation of investment securities	(64)	(1,134)	(1,194)	(1,766)	(6,340)	*(47,994)*
Loss on valuation of investments in subsidiaries and affiliates	–	–	–	–	(321)	*(2,430)*
Loss on valuation of cash trust for investments	–	–	–	–	(3,993)	*(30,227)*
Loss on sale or disposal of operations in subsidiaries and affiliates	–	–	–	–	(2,780)	*(21,045)*
Gain on sales of marketable securities and short-term investments	699	–	–	–	–	–
Gain on sales of investments in non-consolidated subsidiaries and affiliates	–	5,248	2,648	4,048	–	–
Gain on sales of investment securities	–	–	2,912	1,780	510	*3,861*
Net gain (loss) on foreign exchange	(962)	(3,477)	1,859	4,071	1,088	*8,236*
Amortisation of discounts on bonds	(2,087)	(1,623)	(1,623)	(1,154)	(686)	*(5,193)*
Amortisation of bond and note issue expenses	–	(715)	(977)	(977)	(263)	*(1,991)*
Loss on liquidation of subsidiaries	(556)	(812)	(1,456)	(49)	–	–
Gain on sales of subsidiaries' business	–	–	1,538	–	–	–
Income from cash trust for investments	–	–	1,998	–	–	–
Doubtful account expense	–	–	–	–	(346)	*(2,619)*
Other, net	1,384	(66)	(1,426)	544	1,705	*12,907*
Total other income (expenses)	(3,229)	(3,987)	3,738	2,033	(14,347)	*(108,608)*
Income (loss) before income taxes	26,705	19,167	10,806	15,214	(16,495)	*(124,869)*
Income Taxes:						
Current	25,488	16,545	2,275	3,287	5,718	*43,285*
Current refunds	(2,733)	–	–	–	–	–
Deferred (Note 2 (4))	2,956	524	4,048	5,818	(2,553)	*(19,326)*
	25,711	17,069	6,323	9,105	3,165	*23,959*
	994	2,098	4,483	6,109	(19,660)	*(148,828)*
Adjustments on Foreign Currency Statements Translation	10,221	3,026	–	–	–	–
Minority Interests in Earnings of Consolidated Subsidiaries	–	(9)	24	108	339	*2,566*
Amortisation of Excess Investment Costs Over Net Assets of Consolidated Subsidiaries Acquired	–	–	(1,653)	(1,114)	(11,819)	*(89,470)*
Equity in Earnings of Non-Consolidated Subsidiaries and Affiliates	–	–	1,355	(3,071)	(4,495)	*(34,027)*
Net income (loss)	11,215	5,115	4,209	2,032	(35,635)	*(269,759)*
Retained Earnings:						
Balance at beginning of year	70,330	77,605	79,080	78,965	76,669	*580,386*
Increase due to additional consolidation of subsidiaries	–	216	–	(13)	21	*159*
Increase (decrease) due to tax effects (Note 2 (4))	–	–	–	–	4,982	*37,715*
Cash dividends paid	(2,961)	(3,819)	(3,819)	(3,824)	(3,824)	*(28,948)*
Transfer to legal reserve	(307)	(391)	(393)	(392)	(395)	*(2,990)*
Bonuses to directors and corporate auditors	(108)	(95)	(112)	(99)	(133)	*(1,007)*
Adjustments on foreign currency statements translation (Note 2 (3))	(564)	449	–	–	–	–
Balance at end of year	¥77,605	¥79,080	¥78,965	¥76,669	¥41,685	*$315,556*

	Year ended 31st March,					
	1994	1995	1996	1997	1998	*1998*
	(yen)					*(U.S. dollars) (Note 3)*
Per Share:						
Net income (loss) – primarily	¥112.4	¥50.9	¥41.9	¥20.2	¥(354.1)	*$(2.68)*
Net income (loss) – fully diluted	–	–	37.9	18.9	–	–
Cash dividends	38.0	38.0	38.0	38.0	38.0	*0.29*

The accompanying notes are an integral part of these statements.

This page is intentionally left blank.

	Number of shares of common stock		Common stock		Additional paid-in capital		Legal reserve
							(millions of
Balance at 31st March, 1993	80,884,944	¥	24,437	¥	23,983	¥	498
Net income for the year ended 31st March, 1994	–		–		–		–
Increase due to recognition of deferred tax on timing differences from eliminating intercompany profits in consolidation (Note 2 (4))	–		–		–		–
Cash dividends	–		–		–		–
Transfer to legal reserve	–		–		–		307
Bonuses to directors and corporate auditors	–		–		–		–
Adjustments on foreign currency statements translation	–		–		–		–
Stock split (1 into 1.2)	16,176,988		–		–		–
Proceeds from conversion convertible bonds	3,426,741		14,402		14,402		–
Balance at 31st March, 1994	100,488,673	¥	38,839	¥	38,385	¥	805
Net income for the year ended 31st March, 1995	–		–		–		–
Increase due to additional consolidation of subsidiaries	–		–		–		–
Cash dividends	–		–		–		–
Transfer to legal reserve	–		–		–		391
Bonuses to directors and corporate auditors	–		–		–		–
Adjustments on foreign currency statements translation	–		–		–		–
Unrealised holding losses for available-for-sale securities	–		–		–		–
Balance at 31st March, 1995	100,488,673	¥	38,839	¥	38,385	¥	1,196
Net income for the year ended 31st March, 1996	–		–		–		–
Cash dividends	–		–		–		–
Transfer to legal reserve	–		–		–		393
Bonuses to directors and corporate auditors	–		–		–		–
Adjustments on foreign currency statements translation	–		–		–		–
Proceeds from conversion of convertible bonds	145,045		315		315		–
Unrealised holding losses for available-for-sale securities	–		–		–		–
Balance at 31st March, 1996	100,633,718	¥	39,154	¥	38,700	¥	1,589
Net income for the year ended 31st March, 1997	–		–		–		–
Decrease due to additional consolidation of subsidiaries	–		–		–		–
Cash dividends	–		–		–		–
Transfer to legal reserve	–		–		–		392
Bonuses to directors and corporate auditors	–		–		–		–
Proceeds from conversion of convertible bonds	–		–		–		–
Unrealised holding losses for available-for-sale securities	–		–		–		–
Balance at 31st March, 1997	100,633,718	¥	39,154	¥	38,700	¥	1,981
Net loss for the year ended 31st March, 1998	–		–		–		–
Increase due to tax effects	–		–		–		–
Decrease due to additional consolidation of subsidiaries	–		–		–		–
Cash dividends	–		–		–		–
Transfer to legal reserve	–		–		–		397
Bonuses to directors and corporate auditors	–		–		–		–
Proceeds from conversion of convertible bonds	–		–		–		–
Unrealised holding losses for available-for-sale securities	–		–		–		–
Treasury stock	–		–		–		–
Balance at 31st March, 1998	100,633,718	¥	39,154	¥	38,700	¥	2,378

The accompanying notes are a

94, 1995, 1996, 1997 and 1998

Unrealised holding losses for available-for-sale securities	Treasury stock	(Deficit) retained earnings	*Common stock*	*Additional paid-in capital*	*Legal reserve*	*Unrealised holding losses for available-for-sale securities*	*Treasury stock*	*(Deficit) retained earnings*
yen)								
¥ –	¥ –	¥ 70,330						
–	–	11,215						
–	–	–						
–	–	(2,961)						
–	–	(307)						
–	–	(108)						
–	-	(564)						
–	–	–						
–	–	–						
¥ –	¥ –	¥ 77,605						
–	–	5,115						
–	–	216						
–	–	(3,819)						
–	–	(391)						
–	–	(95)						
–	–	449						
(2,236)	–	–						
¥ (2,236)	¥ –	¥ 79,080						
–	–	4,209						
–	–	(3,819)						
–	–	(393)						
–	–	(112)						
–	–	–						
–	–	–						
1,704	–	–						
¥ (532)	¥ –	¥ 78,965						
–	–	2,032						
–	–	(13)						
–	–	(3,824)						
–	–	(392)						
–	–	(99)						
–	–	–						
136	–	–						
					(thousands of U.S. dollars) (Note 3)			
¥ (396)	¥ –	¥ 76,669	*$ 296,397*	*$ 292,960*	*$ 14,996*	*$ (2,998)*	*$ –*	*$ 580,386*
–	–	(35,635)	–	–	–	–	–	*(269,759)*
–	–	4,982	–	–	–	–	–	*37,715*
–	–	21	–	–	–	–	–	*159*
–	–	(3,824)	–	–	–	–	–	*(28,948)*
–	–	(397)	–	–	*3,006*	–	–	*(3,006)*
–	–	(133)	–	–	–	–	–	*(1,007)*
–	–	–	–	–	–	–	–	–
529	–	–	–	–	–	*4,005*	–	–
–	(3)	–	–	–	–	–	*(23)*	–
¥ 133	¥ (3)	¥ 41,685	*$ 296,397*	*$ 292,960*	*$ 18,002*	*$ 1,007*	*$ (23)*	*$ 315,556*

egral part of these statements.

1. Basis of Presenting the Consolidated Financial Statements

(1) Accounting Principles

The accounting records of SEGA Enterprises, Ltd. (the "Company") are maintained in accordance with the provisions set forth in the Commercial Code of Japan and in conformity with generally accepted accounting principles prevailing in Japan.

The accounts of overseas subsidiaries consolidated with the Company are based on the financial statements prepared in conformity with generally accepted accounting principles and practices prevailing in the respective countries where the subsidiaries have been incorporated. In general, no adjustments have been reflected in the accompanying consolidated financial statements to present in the accounts of the subsidiaries in compliance with Japanese accounting principles and practices followed by the Company.

The presentation of the accompanying consolidated financial statements is made in conformity with the Consolidated Financial Statements Regulations (an ordinance promulgated by the Ministry of Finance) and meets the requirements for disclosure of financial information of the Company on a consolidated basis. However, certain account balances, as disclosed in the basic consolidated financial statements in Japan, have been reclassified to the extent deemed necessary to enable presentation in a form which is more familiar to readers outside Japan.

(2) Significant Shareholders

The Company is an affiliate of CSK Corporation, Japan, which owned 20,148 thousand shares of common stock of the Company at 31st March, 1997 and 1998, representing 20.02 per cent. of shares outstanding at such dates.

There have been no material transactions and account balances outstanding, other than the shareholdings, between the Company and CSK Corporation.

(1) Scope and Principles of Consolidation

The Company had 55 subsidiaries (majority-owned companies) and 21 affiliates (20 per cent. to 50 per cent. owned companies) at 31st March, 1998 (56 subsidiaries and 14 affiliates at 31st March, 1997). The consolidated financial statements include the accounts of the Company and 39 of its subsidiaries (together referred to as the "Companies"), which are listed below:-

	Country of incorporation	Equity ownership percentage at 31st March, 1998	Fiscal year-end
SEGA Enterprises, Inc. (U.S.A.)	USA	100.0	31st March
SEGA of America, Inc.[1]	USA	100.0	31st March
SEGA De Mexico, S.A. De C.V.[2]	Mexico	100.0	31st March
SEGA Channel Management, Inc.[2]	USA	100.0	31st March
SEGA Entertainment, Inc.[2]	USA	100.0	31st March
SEGA Pinball, Inc.[1]	USA	100.0	28th February
SEGA Europe Ltd.	UK	100.0	28th February
SEGA Operations UK Ltd.[3]	UK	100.0	28th February
SEGA ATP Europe Ltd.[4]	UK	100.0	28th February
SEGA Amusements Europe Ltd.[3]	UK	100.0	28th February
Deith Leisure Praha spol s.r.o.[5]	Czech Republic	100.0	28th February
Deith Leisure Hungary Kereskedelal KFT[5]	Hungary	100.0	28th February
Deith Leisure Warszawa Sp.z.o.o.[5]	Poland	100.0	28th February
Deith Leisure Bulgaria Ltd.[5]	Bulgaria	100.0	28th February
Deith Ltd.[5]	UK	100.0	28th February
SEGA Amusements France S.A.[6]	France	100.0	28th February
SEGA Operations France Eurl.[7]	France	100.0	28th February
Premier Loisir France S.A.[7]	France	100.0	28th February
WDK Eurl.[8]	France	100.0	28th February
SCI D'AUGNY[8]	France	100.0	28th February
Premier Loisir Germany G.m.b.H.[8]	Germany	100.0	28th February
SEGA Europe Overseas Ltd.[3]	UK	100.0	28th February
SEGA France S.A.[9]	France	100.0	28th February
No cleche S.A.[10]	France	99.0	28th February
SEGA Gesellschaft fur Videospiele m.b.H.[9]	Germany	100.0	28th February
SEGA Consumer Products S.A.[9]	Spain	100.0	28th February
SEGA Amusements Spain S.L.[11]	Spain	100.0	28th February
New Software Center Company S.L.[11]	Spain	100.0	28th February
SEGA Gaming Europe Ltd.[3]	UK	100.0	28th February
JPM International Ltd.[12]	UK	100.0	28th February
ACE Coin Equipment Ltd.[12]	UK	100.0	28th February
Crystal Leisure Ltd.[12]	UK	100.0	28th February
JPM Interactive Ltd.[12]	UK	100.0	28th February
SEGA Singapore Pte. Ltd.	Singapore	100.0	31st March
Cross Products Ltd.	UK	100.0	31st March
SEGA Enterprises (Australia) Pty. Ltd.	Australia	86.0	31st December
SEGA Distribution Australia Pty. Ltd.	Australia	100.0	31st December
SEGA Food Works Co., Ltd.	Japan	51.0	31st March
S.G.S. Co., Ltd...	Japan	65.0	31st March

Notes:–

(1) Directly owned 100 per cent. by SEGA Enterprises, Inc. (U.S.A.)
(2) Directly owned 100 per cent. by SEGA of America, Inc.
(3) Directly owned 100 per cent. by SEGA Europe Ltd.
(4) Directly owned 100 per cent. by SEGA Operations UK Ltd.
(5) Directly owned 100 per cent. by SEGA Amusements Europe Ltd.
(6) Directly owned 100 per cent. by Deith Ltd.
(7) Directly owned 100 per cent. by SEGA Amusements France S.A.
(8) Directly owned 100 per cent. by Premier Loisir France S.A.
(9) Directly owned 100 per cent. by SEGA Europe Overseas Ltd.
(10) Directly owned 100 per cent. by SEGA France S.A.
(11) Directly owned 100 per cent. by SEGA Consumer Products S.A.
(12) Directly owned 100 per cent. by SEGA Gaming Europe Ltd.

its other nine subsidiaries as at 31st March, 1997 and 1998, respectively, necessary adjustments have been made to take account of any significant transactions which have taken place between the two different year-ends.

The remaining 16 non-consolidated subsidiaries (18 for 1997), whose toal assets, net sales and net income in the aggregate are not significant in relation to those of the consolidated financial statements of the Companies, have not been consolidated with the Companies.

For the purpose of preparing the consolidated financial statements, all significant intercompany transactions, account balances and unrealised profits among the Companies have been eliminated.

In connection with the acquisition of shares of overseas consolidated subsidiaries in Europe, investment costs in excess of the underlying equity in net assets of the subsidiaries acquired were recognised as an asset and are being amortised over a 15-year period on a straight-line basis.

(2) Investments in Non-Consolidated Subsidiaries and Affiliates

The equity method has been applied to the investments in two affiliates, SEGA Gameworks L.L.C. and Seru Distribution G.m.b.H.; and seven affiliates, SEGA Muse Ltd., SEGA Soft Networks, Inc., Atlus Dream Entertainment Co. Ltd., Hyundai SEGA Entertainment Co., Ltd., Lotte SEGA Co. Ltd., SGW Holding, Inc., and Village Entertainment Equipment Sales and Service Pty. Ltd., with effect from the fiscal year ended 31st March, 1998. Investments in SEGA Soft, Inc., Express Plus, L.L.C. and Inflight Interactive L.L.C., which had been accounted for by the equity method up to the year ended 31st March, 1997, are stated at cost as of 31st March, 1998 as they were either liquidated or sold to a third party.

Other investments in non-consolidated subsidiaries and affiliates are carried at cost and are not adjusted for equity in earnings (loss) of such investees for each fiscal year because the effect of applying the equity method is not material.

(3) Translation for Foreign Currency Denominated Financial Statements

The accounts of the overseas subsidiaries before 31st March, 1995 were translated into yen by applying the "modified temporal method", under which short-term monetary assets and liabilities were translated at current rates and other assets and liabilities were translated at historical rates. Revenue and expenses were translated at the average rates for the year, whereas net income and retained earnings were translated at the current rates. The resulting translation adjustments were carried in the respective financial statements and not charged to income. The Company adopted the new translation method based on the new accounting standards for foreign currency transactions in the fiscal year ended 31st March, 1996, and translated into yen all assets and liabilities at current rates, revenue, expenses and net income at average rates for the year, and capital accounts and retained earnings at historical rates. The resulting translation adjustments are carried in the respective financial statements.

"Operating income" and "Income before income taxes" for the year ended 31st March, 1995, which would have been reported by the new method, are larger by ¥2,113 million and ¥2,117 million, respectively, as compared with the amounts reported under the previous method.

(4) Accounting for Income Taxes

During the year ended 31st March, 1998, the Company and its consolidated subsidiaries changed the method of accounting for income taxes. In prior years, intraperiod allocation of income taxes had been made only for the portion related to consolidation adjustments, such as elimination of intercompany profits and certain other items incidental to consolidation and elimination. However, during the year ended 31st March, 1998, intraperiod allocation of income taxes was made for all the items related to temporary differences between financial reporting purposes and tax purposes. The change was made in order to achieve the better matching of periodic cost against revenue, because the materiality of temporary differences of the Company and its consolidated subsidiaries has increased.

financial statements as of and for the year ended 31st March, 1998. Operating loss was lower by ¥911 million (*$6,896 thousand*); net loss was lower by ¥4,192 million (*$31,733 thousand*); and retained earnings were higher by ¥9,175 million (*$69,455 thousand*), compared with the amounts based on the prior years' accounting principles.

(5) Other Accounting Principles and Practices Employed by the Company

Accounting principles and practices employed by the Company in preparing the accompanying consolidated financial statements which have significant effects thereon are explained in Note 2 of the notes to the non-consolidated financial statements. Therefore, the accompanying consolidated financial statements should be read in conjunction with such notes.

In addition, the following accounting policies, which are different from those applied by the Company, have been applied by the consolidated overseas subsidiaries:-

(1) Depreciation of property and equipment held by the subsidiaries is computed by the straight-line method.

(2) Inventories held by the subsidiaries are valued at the lower of cost or market, cost being determined by the first-in, first-out cost method.

3. United States Dollar Amounts

The Company maintains its accounting records in yen. The dollar amounts included in the consolidated financial statements and notes thereto represent the arithmetical results of translating yen to dollars on the basis of ¥132.10=U.S.$1. The inclusion of such dollar amounts is solely for convenience and is not intended to imply that yen amounts have been or could be converted, realised or settled in dollars at ¥132.10=U.S.$1 or at any other rate.

4. Segment Information

(1) Business Segment Information

The Company and its subsidiaries operate principally in the following business segments: consumer product sales, amusement centre operations and amusement machine sales.

Sales, cost of sales and operating expenses, assets, depreciation and capital expenditures of the Company and consolidated subsidiaries (the "Companies") for the years ended 31st March 1994, 1995, 1996, 1997 and 1998, classified by business segment, are summarised as follows:-

	Year ended 31st March, 1994				
	Consumer product sales	Amusement centre operations	Amusement machine sales	Eliminations	Total
			(millions of yen)		
Net sales to outside customers	¥ 301,145	¥ 61,968	¥ 53,427	¥ -	¥ 416,540
Cost of sales and operating expenses..	291,214	53,069	42,323	-	386,606
	¥ 9,931	¥ 8,899	¥ 11,104	¥ -	¥ 29,934

	Year ended 31st March, 1995				
	Consumer product sales	Amusement centre operations	Amusement machine sales	Eliminations	Total
			(millions of yen)		
Net sales to outside customers	¥ 235,080	¥ 74,837	¥ 73,662	¥ -	¥ 383,579
Cost of sales and operating expenses..	238,027	61,009	61,389	-	360,425
	¥ (2,947)	¥ 13,828	¥ 12,273	¥ -	¥ 23,154

	Consumer product sales		Amusement centre operations		Amusement machine sales		Eliminations		Total
					(millions of yen)				
Net sales to outside customers	¥	206,674	¥	83,036	¥	95,106	¥	–	¥	384,816
Cost of sales and operating expenses		240,583		64,335		72,830		–		377,748
	¥	(33,909)	¥	18,701	¥	22,276	¥	–	¥	7,068
Assets[(1)]	¥	192,704	¥	80,138	¥	65,864	¥	151,861	¥	490,567
Depreciation[(1)]	¥	4,814	¥	16,202	¥	1,333	¥	498	¥	22,847
Capital expenditures[(1)]	¥	4,821	¥	21,099	¥	1,172	¥	472	¥	27,564

Note:–

(1) The disclosure of assets, depreciation and capital expenditures for each segment classified by business has been made since it became mandatory with effect from the year ended 31st March, 1996, as a result of the amendments to the Consolidated Financial Statements Regulations.

	Year ended 31st March, 1997									
	Consumer product sales		Amusement centre operations		Amusement machine sales		Eliminations		Total	
					(millions of yen)					
Net sales to outside customers	¥	225,798	¥	89,582	¥	122,471	¥	(5,025)	¥	432,826
Cost of sales and operating expenses		253,798		71,903		97,891		(3,947)		419,645
	¥	(28,000)	¥	17,679	¥	24,580	¥	(1,078)	¥	13,181
Assets[(1)]	¥	107,365	¥	104,737	¥	87,256	¥	126,151	¥	425,509
Depreciation[(1)]	¥	3,751	¥	16,584	¥	1,562	¥	546	¥	22,443
Capital expenditures[(1)]	¥	1,996	¥	35,249	¥	4,383	¥	3,346	¥	44,974

	Year ended 31st March, 1998									
	Consumer product sales		Amusement centre operations		Amusement machine sales		Eliminations		Total	
					(millions of yen)					
Net sales to outside customers	¥	114,457	¥	94,521	¥	123,949	¥	(1,322)	¥	331,605
Cost of sales and operating expenses		138,852		84,271		111,963		(1,333)		333,753
	¥	(24,395)	¥	10,250	¥	11,986	¥	11	¥	(2,148)
Assets[(1)]	¥	65,753	¥	117,523	¥	91,979	¥	93,708	¥	368,963
Depreciation[(1)]	¥	2,487	¥	19,239	¥	1,564	¥	46	¥	23,336
Capital expenditures[(1)]	¥	2,731	¥	25,005	¥	2,248	¥	2,100	¥	32,084

	Consumer product sales		Amusement centre operations		Amusement machine sales		Eliminations		Total
					(thousands of U.S. dollars)				
Net sales to outside customers	*$*	*866,442*	*$*	*715,526*	*$*	*938,297*	*$*	*(10,008)*	*$*	*2,510,257*
Cost of sales and operating expenses		*1,051,113*		*637,933*		*847,562*		*(10,091)*		*2,526,517*
	$	*(184,671)*	*$*	*77,593*	*$*	*90,735*	*$*	*83*	*$*	*(16,260)*
Assets[1]	*$*	*497,752*	*$*	*889,652*	*$*	*696,283*	*$*	*709,371*	*$*	*2,793,058*
Depreciation[1]	*$*	*18,827*	*$*	*145,640*	*$*	*11,839*	*$*	*348*	*$*	*176,654*
Capital expenditures[1]	*$*	*20,674*	*$*	*189,289*	*$*	*17,017*	*$*	*15,897*	*$*	*242,877*

Note:–

(1) Change in accounting principles of intraperiod income tax allocation – as mentioned in Note 2 (4), "Summary of Significant Accounting Policies", the Company changed its accounting method regarding income taxes to fully recognise temporary differences of its subsidiaries upon consolidation.

Due to this change, the recorded amount of assets was higher by ¥903 million (*$6,836 thousand*) regarding amusement machine sales.

Recorded assets were higher by ¥3,123 million (*$23,641 thousand*) regarding consumer product sales and were higher by ¥1,850 million (*$14,005 thousand*) regarding amusement centre operations, compared with the amounts based on the accounting principles used by the Company in prior years.

The total of recorded assets in all business segments was higher by ¥3,297 million (*$24,958 thousand*).

(2) *Geographical Segment Information*

Sales, cost of sales and assets of the Companies for the years ended 31st March, 1994, 1995, 1996, 1997 and 1998, classified by geographical segment (sales within Japan and outside Japan), are summarised as follows:-

	Year ended 31st March, 1994									
		Within Japan		Outside Japan		Total		Eliminations		Consolidated total
						(millions of yen)				
Net sales to:										
Outside customers	¥	181,320	¥	235,220	¥	416,540	¥	–	¥	416,540
Inter-segment sales/transfers		172,712		20,292		193,004		(193,004)		–
	¥	354,032	¥	255,512	¥	609,544	¥	(193,004)	¥	416,540

	Year ended 31st March, 1995									
		Within Japan		Outside Japan		Total		Eliminations		Consolidated total
						(millions of yen)				
Net sales to:										
Outside customers	¥	213,383	¥	170,196	¥	383,579	¥	–	¥	383,579
Inter-segment sales/transfers		120,552		13,511		134,063		(134,063)		–
	¥	333,935	¥	183,707	¥	517,642	¥	(134,063)	¥	383,579

	Japan	Japan	Total	Eliminations	total
			(millions of yen)		
Net sales to:					
Outside customers	¥ 279,459	¥ 105,357	¥ 384,816	¥ –	¥ 384,816
Inter-segment sales/transfers	72,742	12,144	84,886	(84,886)	–
	¥ 352,201	¥ 117,501	¥ 469,702	¥ (84,886)	¥ 384,816
Cost of sales and operating expenses	¥ 322,461	¥ 141,034	¥ 463,495	¥ (85,747)	¥ 377,748
	¥ 29,740	¥ (23,533)	¥ 6,207	¥ 861	¥ 7,068
Assets[(1)]	¥ 305,325	¥ 111,311	¥ 416,636	¥ 73,931	¥ 490,567

Note:-

(1) The disclosure of assets for each segment classified by geographic area has became mandatory with effect from the year ended 31st March, 1996, as a result of the amendments to the Consolidated Financial Statements Regulations.

	Year ended 31st March, 1997				
	Within Japan	Outside Japan	Total	Eliminations	Consolidated total
			(millions of yen)		
Net sales to:					
Outside customers	¥ 313,609	¥ 119,217	¥ 432,826	¥ –	¥ 432,826
Inter-segment sales/transfers	74,241	5,932	80,173	(80,173)	–
	¥ 387,850	¥ 125,149	¥ 512,999	¥ (80,173)	¥ 432,826
Cost of sales and operating expenses	¥ 355,957	¥ 143,447	¥ 499,404	¥ (79,759)	¥ 419,645
	¥ 31,893	¥ (18,298)	¥ 13,595	¥ (414)	¥ 13,181
Assets[(1)]	¥ 258,811	¥ 85,777	¥ 344,588	¥ 80,921	¥ 425,509

	Year ended 31st March, 1998						
	Within Japan	North America	Europe	Other	Total	Elimi-nations	Consoli-dated total
				(millions of yen)			
Net sales to:							
Outside customers	¥ 265,728	¥ 25,163	¥ 38,582	¥ 2,132	¥ 331,605	¥ –	¥ 331,605
Inter-segment sales/transfers	25,610	3,213	1,083	–	29,906	(29,906)	–
	¥ 291,338	¥ 28,376	¥ 39,665	¥ 2,132	¥ 361,511	¥ (29,906)	¥ 331,605
Cost of sales and operating expenses	¥ 277,936	¥ 40,791	¥ 40,399	¥ 2,988	¥ 362,114	¥ (28,361)	¥ 333,753
	¥ 13,402	¥ (12,415)	¥ (734)	¥ (856)	¥ (603)	¥ (1,545)	¥ (2,148)
Assets[(1)]	¥ 270,111	¥ 13,016	¥ 23,651	¥ 6,746	¥ 313,524	¥ 55,439	¥ 368,963

	Within Japan	North America	Europe	Other	Total	Elimi-nations	Consoli-dated total
			(thousands of U.S. dollars)				
Net sales to:							
Outside customers	$ 2,011,567	$ 190,484	$ 292,067	$ 16,139	$ 2,510,257	$ –	$ 2,510,257
Inter-segment sales/transfers	193,868	24,323	8,198	–	226,389	(226,389)	–
	2,205,435	214,807	300,265	16,139	2,736,646	(226,389)	2,510,257
Cost of sales and operating expenses	2,103,982	308,789	305,821	22,619	2,741,211	214,693	2,526,518
	$ 101,453	$ (93,982)	$ (5,556)	$ (6,480)	$ (4,565)	$ (11,696)	$ (16,261)
Assets[(1)] *.. .. ..*	$ 2,044,746	$ 98,531	$ 179,039	$ 51,068	$ 2,373,384	$ 419,674	$ 2,793,058

Note:–

(1) Change in accounting principles of intraperiod income tax allocation – As mentioned in Note 2 (4), "Summary of Significant Accounting Policies", the Company changed its accounting method regarding income taxes to fully recognise temporary differences of its subsidiaries upon consolidation.

Due to this change, the recorded amount of assets within Japan increased by ¥9,175 million (*$69,455 thousand*), compared with the amount based on the accounting principles used by the Company in prior years.

No other segments were affected by the change in accounting principles of intraperiod income tax allocation.

(3) Overseas Sales Information

Overseas sales of the Companies for the years ended 31st March, 1994, 1995, 1996, 1997 and 1998, aggregated ¥289,931 million, ¥210,000 million, ¥140,371 million, ¥149,421 million and ¥91,586 million (*$693,308 thousand*), respectively, which accounted for 69.6 per cent., 54.7 per cent., 36.5 per cent., 34.5 per cent. and 27.6 per cent. of consolidated net sales for the respective years.

5. Lease Commitments and Contingent Liabilities

Lease rental expense on finance lease contracts without ownership transfer during the year ended 31st March, 1998 amounted to ¥2,484 million (*$18,804 thousand*).

6. Legal Proceedings

In August 1997, in the United States, 3Dfx Co. Ltd., which developed the 3-D Accelerator, filed a suit in the Santa Clara High Court, California, for compensatory damages against the Company and SEGA of America, Inc., due to the development contract regarding graphic chips for Dreamcast, the next-generation machines.

The companies are engaged in the legal proceedings of the trial of evidence disclosure at the status quo.

7. Stock Option Plan

At the General Meeting of Shareholders held on 26th June, 1998 shareholders of the Company approved a stock option plan for directors and employees. Under the plan, 130,000 shares and 322,000 shares of common stock of the Company may be granted to nine directors and 177 employees, respectivley. All options to be granted will be exercisable at an exercise price of 105 per cent. of the average market price for the month immediately preceding the date of grant over a period from 1st July, 1999 through 30th June, 2002. The exercise price will be subject to subsequent stock splits or issue of the Company's stock at less than the then-current market price.

Set out below is information relating to the share system in Japan and to the Shares, including brief summaries of certain provisions of the Articles of Incorporation and Share Handling Regulations of the Company and of the Commercial Code of Japan (the "Commercial Code") as it relates to a joint stock corporation (*kabushiki kaisha*) and certain related legislation, all as currently in effect.

General

The presently authorised capital stock of the Company is 200,000,000 Shares, which may be issued with a par value of ¥50 per Share or without a par value. The Commercial Code requires that shares be in registered form. All of the presently outstanding Shares of the Company have a par value of ¥50 per Share. The Company may, by a resolution of the Board of Directors, convert par value Shares into non-par value Shares or vice versa. Under the Commercial Code shares are transferable by delivery of share certificates, but in order to assert shareholders' rights against the Company, the transferee must have its name registered in the Company's register of shareholders. Shareholders are required to file their names, addresses and seals with The Sumitomo Trust and Banking Company, Limited, the transfer agent for the Company, and foreign shareholders may file a specimen signature in lieu of a seal impression. Shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan.

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to the Shares. Pursuant to this system, a holder of Shares is able to choose, at his discretion, to participate in this system and all certificates of Shares elected to be put into this system are deposited with the central clearing system (through a participating institution having a clearing account with the clearing house, if the holder is not such a participating institution) and all such Shares are registered in the name of Japan Securities Depository Center ("JASDEC"), on the Company's register of shareholders. Each participating shareholder is, in turn, registered in the register of beneficial shareholders of the Company and treated in the same way as shareholders registered on the Company's register of shareholders. In connection with the transfer of Shares held under this system, entry of the share transfer in the book maintained by JASDEC for the participating institutions and/or the book maintained by each participating institution for its customers shall have the same effect as delivery of share certificates. The system is intended to reduce paperwork required in connection with the transfer of title to share certificates.

Dividends

The Articles of Incorporation of the Company provide that the accounts shall be closed on 31st March of each year and that dividends, if any, shall be paid to the shareholders of record as of the end of such period. Additionally, the Company may by resolution of the Board of Directors make interim dividend payments in cash to shareholders of record as at 30th September in each year.

Under its Articles of Incorporation, the Company is not obliged to pay any dividends unclaimed for a period of three years after the date on which they first became payable.

The Commercial Code provides that the Company may not make any distribution of profits by way of dividend or interim dividend for any financial year unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid out by the Company as an appropriation of retained earnings (including any payments by way of annual dividend and bonuses to Directors and Corporate Auditors) for such period or equal to one-tenth of any interim dividend until the legal reserve is at least one-quarter of its stated capital. The Commercial Code permits the Company to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of (i) its stated capital, (ii) its additional paid-in capital, (iii) its accumulated legal reserve, (iv) the legal reserve, if any, to be set aside in respect of the amount of the payment by way of appropriation of retained earnings for the relevant financial year and (v) the excess, if any, of unamortised expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of the amounts referred to in (ii), (iii) and (iv) above. If the Company has on its balance sheet a number of Shares that the Company has acquired for the purpose of transferring the same to its Directors or employees pursuant to the amendments to the Commercial Code which took effect on 1st October, 1994 and 1st June, 1997 (the "1994/1997 amendments to the Commercial Code") but such Shares are yet to be transferred, the book value of such Shares shall be deducted from the amount available for payment of dividends. In the case of interim dividends, the net assets are calculated by reference to the balance sheet

of appropriation of retained earnings and transfer to legal reserve in respect thereof and any subsequent transfer of retained earnings to stated capital, provided that interim dividends may not be paid where there is a risk that at the end of the financial year net assets might be less than the aggregate of the amounts referred to in (i), (ii), (iii), (iv) and (v) above and in addition to the deduction referred to in the immediately preceding sentence. If the Company's shareholders have adopted a resolution for the Company's purchase of Shares for the purpose of transferring the same to its Directors and/or employees or for the purpose of cancelling the same pursuant to the 1994/1997 amendments to the Commercial Code, the total amount of the purchase price authorised by such resolution will, so long as the resolution has not expired, and whether or not any purchase has been effected, also be deducted from the amount available for interim dividends.

The Commercial Code, currently in effect, does not provide for "stock dividends". However, under the Commercial Code, the shareholders may by resolution transfer any amount which is distributable as dividends to stated capital and the Board of Directors may by resolution issue additional Shares by way of stock split up to the aggregate par value equal to the amount so transferred; thus, the same effect as a stock dividend can be achieved.

In Japan, the ex-dividend date and record date for dividends (see "Record Date" below) precede the date of determination of the amount of the dividend to be paid.

For information as to Japanese taxes on dividends, see "Japanese Taxation" below.

Stock Split

When the Company issues new Shares, the entire amount of the issue price of such new Shares is required to be accounted for as stated capital, although the Company may account for an amount not exceeding one-half of such issue price as additional paid-in capital (subject to the remainder being no less than the total par value of the new Shares being issued). The Company may at any time transfer the whole or any part of its additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors.

The Company may at any time split the Shares in issue into a greater number of Shares by resolution of the Board of Directors if (i) the total par value of the Shares in issue after the stock split does not exceed the stated capital and (ii) the net assets of the Company (as appearing in the latest balance sheet) divided by the number of Shares in issue after the stock split is at least ¥500. Generally, unless a stock split involves a change in the par value of the Shares (which would be subject to shareholders' approval), shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional Shares resulting from the stock split will be issued to shareholders subject to the limitations of the unit share system as described below. If exchange of share certificates is not required, the Company must give public notice of the stock split, specifying a record date therefor, not less than two weeks prior to such record date and, in addition, promptly after the stock split takes effect, give notice to each shareholder specifying the number of Shares to which such shareholder is entitled by virtue of the stock split. If exchange of share certificates is required, the Company must give public notice (and, in addition, notice to each shareholder) that, within a period of not less than one month specified in such notice, share certificates must be submitted to the Company for exchange.

For information as to the treatment under Japanese tax law of a stock split, see "Japanese Taxation" below.

General Meetings of Shareholders

The ordinary general meeting of shareholders to settle accounts of the Company for each financial period is normally held in June of each year in Tokyo. In addition, the Company may hold an extraordinary meeting of shareholders whenever necessary.

Notice of each shareholders' meeting stating the place, the time and the purpose thereof must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to its resident proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting.

Any shareholder holding at least 300 units (as described in "Unit Share System" below) of Shares or one per cent. of the total number of outstanding Shares for a period of six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to the Directors at least six weeks prior to the date of such meeting.

A shareholder is entitled to one vote per Share subject to the limitations on voting rights set forth in the following paragraph and "Unit Share System – *Voting rights of a holder of Shares representing less than one unit*" below. Except as otherwise provided by law or in the Articles of Incorporation of the Company, the quorum for a resolution of a general meeting of shareholders shall be a majority of the total number of outstanding Shares having voting rights and a resolution shall be adopted by a majority vote of the shareholders present thereat. In calculating the quorum for various voting purposes, the aggregate number of Shares constituting less than a full unit is disregarded. The Commercial Code and the Articles of Incorporation of the Company provide, however, that the quorum for election of Directors and Corporate Auditors shall be shareholders present at the general meeting of shareholders therefor holding not less than one-third of the total number of outstanding Shares having voting rights. The Company's shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company's shareholders may cast their votes in writing unless the Company solicits proxies from all shareholders having voting rights.

A corporate shareholder, more than one-quarter of whose outstanding Shares are directly or indirectly owned by the Company, may not exercise voting rights in respect of Shares held by it. The Company cannot exercise any voting rights in respect of Shares held by it.

The Commercial Code provides that, in order to amend the Articles of Incorporation and in certain other instances (including an increase in the total number of Shares authorised to be issued, a reduction of the stated capital, the removal of a Director or Corporate Auditor, the dissolution, merger or consolidation of the Company, the transfer of the whole or a material part of its business, the taking over of the whole of the business of any other company, the offering to persons other than all shareholders of new Shares at a "specially favourable" price or of convertible bonds with "specially favourable" conversion conditions or of bonds with warrants or rights to subscribe for new Shares with "specially favourable" conditions or the granting to Directors or employees rights to subscribe for new Shares which are to be permitted from 1st October, 1997 by virtue of the 1997 Amendments to the Commercial Code), the quorum for a resolution thereof at the general meeting of shareholders shall be shareholders present thereat holding a majority of the total number of outstanding Shares having voting rights and the approval of the holders of at least two-thirds of the number of the Shares having voting rights held by the shareholders thereat is required.

Subscription Rights

Holders of Shares have no pre-emptive rights under the Company's Articles of Incorporation. Authorised but unissued Shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new Shares at a "specially favourable" price mentioned in "Voting Rights" above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new Shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks' public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

Rights to subscribe for Shares may be made generally transferable by the Board of Directors. Whether the Company will make subscription rights generally transferable in future rights issues will depend upon the circumstances at the time of such issues. If subscription rights are not made generally transferable, transfers by an individual being a non-resident of Japan or a corporation established under the laws of a foreign country or having its principal business office outside Japan will be enforceable against the Company and third parties only if prior written consent to each such transfer is obtained from the Company. When such consent is necessary in the future for the transfer of subscription rights the Company intends to consent, on request, to such transfers by such a transferor.

The 1997 Amendments to the Commercial Code permit the Company to grant subscription rights for new Shares to its Directors or employees by special resolution of shareholders which requires the quorum of a majority of the total number of outstanding Shares having voting rights and the approval of the holders of at least two-thirds of the Shares having voting rights represented at the meeting if the Company's Articles of Incorporation authorise it and there are justifiable reasons for doing so. The Commercial Code requires, among other things, that the number of new Shares to be issued by exercise of such subscription rights must not exceed 10 per cent. of all issued Shares and that such subscription

option plan.

Dilution

In the future, it is possible that market conditions and other factors might make a rights offering to shareholders at par or at a price substantially below the market price of the Shares desirable. If the number of Shares involved in such an offering is substantial in relation to the number of Shares outstanding and the market price exceeds the issue price of the Shares, a shareholder who does not exercise and is unable otherwise to realise the full value of his subscription rights would suffer economic dilution of his equity interest in the Company.

Liquidation Rights

In the event of the liquidation of the Company, any assets remaining after payment of all debts and liquidation expenses will be distributed among the shareholders in proportion to the respective number of Shares which they hold.

Liability for Further Calls or Assessments

All the presently outstanding Shares, including the Shares issued upon conversion of the Bonds, are fully-paid and non-assessable.

The Sumitomo Trust and Banking Company, Limited is the transfer agent for the Company. As such transfer agent, its office at 4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo keeps the Company's register of shareholders and beneficial shareholders and makes transfers of record ownership upon presentation of the certificates representing the transferred Shares.

Record Date

The 31st March is the record date for the Company's year-end dividends. The shareholders who are registered as the holders of 100 Shares or more in the Company's register of shareholders and beneficial shareholders at the end of each 31st March are also entitled to exercise shareholder's rights at the ordinary general meeting of shareholders with respect to the financial period ending on such 31st March. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks' public notice.

The price of the Shares generally goes ex-dividend or ex-rights on stock exchanges in Japan on the third business day prior to the record date (or, if the record date is not a business day, the fourth business day prior thereto) for the purpose of dividend payments or rights offerings.

Repurchase by the Company of Shares

Except as otherwise permitted by the Commercial Code as set out below, neither the Company nor any of its subsidiaries can acquire Shares except by means of a reduction of capital in the manner provided in the Commercial Code. The Company may acquire Shares in response to a shareholder's request for purchase of its Shares representing less than one unit. See "Unit Share System – *Right of a holder of Shares representing less than one unit to require the Company to purchase such Shares*" below. Shares so purchased must be sold or otherwise transferred to a third party within a reasonable period thereafter.

The 1994/1997 Amendments to the Commercial Code now enable the Company to acquire Shares (1) for the purpose of transferring the same to its Directors and/or employees, subject to the authorisation of shareholders at an ordinary general meeting; and (2) for the purpose of cancellation thereof, subject to either (x) the authorisation of shareholders at an ordinary general meeting or (y) the resolution of the Board of Directors (if the Articles of Incorporation provide that the Company may purchase its Shares for the purpose of cancellation by resolution of the Board of Directors). Such acquisition by the Company of its Shares is subject to, among other things, the following restrictions: (a) the number of Shares to be acquired must not exceed, in respect of (1), 10 per cent. of all issued Shares, and, in respect of (2)(y), such number of Shares as provided in the Articles of Incorporation (which should not be more than 10 per cent. of all issued Shares); (b) the total amount of the purchase price does not exceed, in respect of (1) and (2)(x), the amount of the retained earnings available for dividend payment minus the amount to be paid by way of appropriation of earnings for the fiscal year and, if any amount of retained earnings is to be capitalised, such amount, and, in respect of (2)(y), one-half of the amount of the earnings

by the close of the following ordinary general meeting. The amendments in respect of (1) enable the Company to introduce a stock option plan using the Shares already issued, subject to the satisfaction of certain additional requirements. Further, the Company's Articles of Incorporation provide that the Company may purchase its Shares for the purpose of cancellation by resolution of the Board of Directors.

Unit Share System

Pursuant to the Commercial Code, the Company has adopted 100 Shares as one "unit" of Shares.

Transferability of Shares representing less than one unit

Certificates for Shares representing less than one unit may not be issued except in certain limited cases described below. Since the transfer of Shares normally requires delivery of the relevant certificates, Shares constituting a fraction of a unit for which no share certificates are issued are not transferable. Shares representing less than one unit for which share certificates have been issued prior to adoption of the unit share system in 1982 continue to be transferable, but the transfer may be registered on the Company's register of shareholders only if the transferee is already a registered shareholder.

Right of a holder of Shares representing less than one unit to require the Company to purchase such Shares

A holder of Shares constituting less than one unit may at any time require the Company to purchase such Shares at the closing price of the Share as reported by the Tokyo Stock Exchange on the day when the request for purchase is made or, if no sale takes place on such stock exchange on such day, then the first price at which a sale of the Shares is effected on such exchange thereafter, less any applicable brokerage commission. The usual securities transfer tax to be borne by the holder of the Shares will be applicable to such transactions.

Other rights of a holder of Shares representing less than one unit

A holder of Shares representing less than one unit is entitled as a shareholder to receive (i) annual and interim dividends; (ii) shares and/or cash issued on a cancellation, consolidation, subdivision or conversion of Shares or a stock split or upon merger of the Company; (iii) subscription rights with respect to new Shares, convertible bonds and bonds with warrants to subscribe for Shares when such rights are granted to shareholders; and (iv) any distribution of residual assets upon the liquidation of the Company; and also has certain other rights, including the right to require the Company to issue replacement share certificates for lost, stolen or destroyed certificates. All other rights of shareholders, including voting rights, the right to institute derivative actions and the right to examine the Company's books and records, may not be exercised with respect to Shares representing less than one unit.

Voting rights of a holder of Shares representing less than one unit

As mentioned above, a holder of Shares representing less than one unit cannot exercise any voting rights with respect to such Shares. In calculating the quorum for various voting purposes, the aggregate number of Shares representing less than one unit will be excluded from the number of outstanding Shares. A holder of Shares representing one or more whole units will have one vote for each such Share, except as stated in "Voting Rights" above.

Consolidation by operation of law of Shares constituting one unit into one share

The Commercial Code contains provisions to the effect that, on a date to be specified by separate legislation, the shares comprising one unit will be deemed to be consolidated into one share. When the bill specifying such date will be submitted to the Japanese parliament is unknown at present. If the consolidation takes place, the holder of any fractional Share constituting one-hundredth of one Share or any integral multiple thereof which may result from such consolidation will be registered as the holder thereof in the register of fractional Shares and the holder of any fraction representing less than a whole hundredth of one Share will be entitled to receive a cash payment.

Japanese Foreign Exchange Controls

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder (the "Foreign Exchange Law") govern certain aspects relating to the issue of the Bonds by the Company and the acquisition and holding of Shares by "exchange non-residents" and by "foreign investors" (both as hereinafter defined). The Foreign Exchange Law as currently in effect does not affect the right of an exchange non-resident to purchase or sell the Bonds outside Japan.

"Exchange non-residents" are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, branch and other offices located within Japan of non-resident corporations are regarded as exchange residents of Japan and branch and other offices of Japanese corporations located outside Japan as exchange non-residents of Japan. "Foreign investors" are defined to be (i) individuals not resident in Japan, (ii) corporations which are organised under the laws of foreign countries or whose principal offices are located outside Japan and (iii) corporations not less than 50 per cent. of the shares of which are held by (i) and/or (ii), or a majority of the officers (or officers having the power of representation) of which are non-resident individuals.

Issue of the Bonds

Under the Foreign Exchange Law, the issue and offering of the Bonds is not subject to a prior filing requirement. However, the Minister of Finance of Japan (the "MOF") may require a prior approval for such issue and offering in certain exceptional circumstances. The Company is required to file a report concerning such issue and offering with the MOF within 20 days of the Closing Date.

Under the Foreign Exchange Law, payment of the principal in respect of the Bonds (including any additional amounts payable pursuant to the terms of the Bonds) may in general be made by the Company without any restrictions.

Acquisition of Shares

In general, an acquisition of shares of a Japanese company by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements except that the MOF may require a prior approval for any such acquisition in certain exceptional circumstances. The resident in Japan from whom an exchange non-resident acquired the shares is, in general, required to file a report concerning such acquisition with the MOF within 20 days of the contract thereof.

If a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange or traded on an over-the-counter market in Japan and, as a result of such acquisition (whether from a resident of Japan, another foreign investor or from or through a securities company), aggregated with existing holdings (if any), the foreign investor directly or indirectly holds 10 per cent. or more of the issued shares of the relevant company, the foreign investor is, in general, required to report such acquisition to the MOF and any other competent Ministers within 15 days from and including the date of such acquisition. In certain exceptional cases, a prior notification is required in respect of such an acquisition. Under the Foreign Exchange Law as currently in effect, the acquisition by any Bondholder of Shares upon conversion of Bonds is exempt from the foregoing notification and reporting requirements for a foreign investor's acquisition.

Dividends and Proceeds of Sales

Under the Foreign Exchange Law as currently in effect, dividends paid on, and the proceeds of sales in Japan of, Shares held by exchange non-residents may, in general, be converted into any foreign currency and repatriated abroad. The acquisition of Shares by exchange non-residents by way of stock splits is not subject to any of the foregoing requirements for a foreign investor's acquisition.

Reporting of Substantial Shareholdings

The Securities and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than five per cent. of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the MOF within five business days a report concerning such shareholdings, with certain exceptions where the issuer thereof is a foreign company.

securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by such holder and the issuer's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Securities Dealers Association of Japan.

The following is a summary of the principal Japanese tax consequences to owners of Bonds or Shares who are non-resident individuals of Japan or non-Japanese corporations. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of Bonds or Shares, including specifically the tax consequences under Japanese law, the laws of the jurisdiction in which they are resident, and any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

Bonds

There are no Japanese taxes payable on conversion of Bonds except Japanese securities transfer tax which may be payable in connection with the payment of cash to a Bondholder for the Shares as to which the Company is prohibited from delivering certificates upon conversion of Bonds. Gains derived from the sale of Bonds outside Japan by a non-resident of Japan or by a non-Japanese corporation not having any permanent establishment in Japan are, in general, not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired Bonds as legatee, heir or donee.

No stamp, issue, registration or similar taxes or duties will, under present Japanese law, be payable in Japan by the Bondholders in connection with the issue of the Bonds.

Shares

Generally, a non-resident of Japan or non-Japanese corporation is subject to Japanese withholding tax on dividends paid by the Company. Stock splits, subject to the following, are not subject to Japanese income or corporation tax. However, a transfer of retained earnings or voluntary reserve or legal reserve (but, in general, not additional paid-in capital) to stated capital (whether made in connection with a stock split or otherwise) is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income or corporation tax. No such transfer would be necessary in connection with a stock split if the total par value of shares in issue after the stock split does not exceed the stated capital.

In addition, the acquisition and cancellation of Shares using retained earnings available for dividends is to be treated as a deemed dividend payment to shareholders for Japanese tax purposes, except for the acquisition of Shares on the stock exchanges on which the Shares are listed (see "Repurchase by the Company of Shares" under "DESCRIPTION OF THE SHARES" above). However, an amendment to the Special Taxation Measures Law of Japan (Law No. 26 of 1957), which took effect on 17th November, 1995 and is effective up to 31st March, 1999, provides special treatment regarding deemed dividend taxation in connection with the acquisition and cancellation of Shares stated above. Under the amendment, (i) individual shareholders who sell their Shares in a tender offer will not be subject to deemed dividend taxation, but rather will be subject to capital gains taxation (with the exception of non-resident individuals not having permanent establishments in Japan, who are generally not subject to Japanese capital gains taxation, as further discussed below) and (ii) shareholders (whether individual or corporate) who elect not to participate in the acquisition will not be subject to deemed dividend taxation, although corporate shareholders may elect to be subject to deemed dividend taxation.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by the Company to a non-resident of Japan or a non-Japanese corporation is 20 per cent. Japan has income tax treaties, conventions or agreements (whereby the above-mentioned withholding tax rate is reduced, in most cases, to a rate of 15 per cent. for portfolio investors) with, *inter alia,* Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States of America. Non-residents of Japan or non-Japanese corporations who are entitled to a reduced rate of Japanese withholding tax on payment of dividends by the Company are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance

corporations who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

Gains derived from the sale outside Japan of Shares, or from the sale of Shares within Japan by a non-resident of Japan or non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired Shares as a legatee, heir or donee, even if neither the individual nor the decedent nor the donor is a Japanese resident.

Nomura International plc, Merrill Lynch International, J. Henry Schroder & Co. Limited, Daiwa Europe Limited, Goldman Sachs International, Robert Fleming & Co. Limited, Banca del Gottardo, Morgan Stanley & Co. International Limited and Société Générale (together, the "Managers") have, pursuant to a subscription agreement dated 28th January, 1999 (the "Subscription Agreement"), jointly and severally agreed with the Company, subject to the satisfaction of certain conditions, to subscribe and pay for the Bonds at a price equal to the issue price of 100 per cent. of the principal amount of the Bonds, out of which the Company will allow a selling concession of 1½ per cent. of principal amount of the Bonds. The Company has agreed to pay to the Managers a combined management and underwriting commission of 1 per cent. of the principal amount of the Bonds. The Company has also agreed to pay certain costs incurred in connection with the issue of the Bonds and to reimburse the Managers for certain of their expenses. The Managers are entitled to be released and discharged from their obligations under or pursuant to, or to terminate, the Subscription Agreement in certain circumstances prior to payment of the subscription moneys to the Company.

Neither the Bonds nor the Shares issuable upon conversion of the Bonds have been or will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by the Securities Act.

The Bonds are subject to U.S. tax law requirements and may not be offered, sold or delivered in the United States or its possessions or to United States persons, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue and regulations thereunder.

Each Manager has agreed that, except as permitted by the Subscription Agreement, it will not offer, sell or deliver any Bonds, or offer or sell Shares issued on conversion of the Bonds, (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the Closing Date (as defined in the Subscription Agreement) within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells the Bonds or Shares issued on the conversion of the Bonds during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers or sales of the Bonds or Shares issued on conversion of the Bonds within the United States or to, or for the account or benefit of, U.S. persons.

In addition, until 40 days after the commencement of the offering, an offer or sale of Bonds or Shares issued on conversion of Bonds within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

The Bonds have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948) (as amended) (the "Securities and Exchange Law"). Each Manager has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Bonds in Japan or to, or for the benefit of, any person resident in Japan (which term as used in this paragraph means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to any person resident in Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Each Manager has represented and agreed that (i) it has not offered or sold and prior to the date six months after the date of issue of the Bonds will not offer or sell any Bonds or Shares delivered upon conversion of the Bonds (together, the "Securities") to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on, and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the Securities if that person is of a kind described in Article 11(3) of the

Neither the Company nor any of the Managers represents that the Bonds or the Shares may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to an exemption available thereunder, or assumes any responsibility for facilitating such sales.

Under Japanese law, stabilisation is permitted, during the period between the day next following the determination of the terms of an issue and the closing, only to facilitate the offering of securities and must be performed in strict compliance with the Securities and Exchange Law of Japan, a cabinet order and ministerial ordinances thereunder and certain rules and regulations of the stock exchanges where the stabilisation transactions are effected. The cabinet order and ministerial ordinances regulate, among other things, the highest prices at which the securities can be treated for stabilisation purposes. The securities company through which the stabilisation transactions are conducted must comply with various reporting requirements laid down by the said law, cabinet order, ministerial ordinances, rules and regulations.

Stabilisation activities carried out in accordance with the foregoing may at present legally be conducted by the "underwriters" (as the term is defined in the Securities and Exchange Law of Japan) to an issue, the directors and corporate auditors of the issuer, certain affiliates of the issuer, the directors and corporate auditors of subsidiaries and certain affiliated companies of the issuer and such other parties as may be designated by the issuer in its report to the stock exchanges on which its securities are listed. Such activities may not be carried out by or for the account of the issuer itself or any of its subsidiaries. In connection with the issue of the Bonds, the Company has undertaken with the Managers that it will not, without the consent of Nomura International plc, prior to or on the Closing Date, effect or enter into, or cause or permit any of its Directors, its Corporate Auditors or any other parties (other than the Managers) who may otherwise be permitted under Japanese law to engage in stabilisation transactions to effect or enter into any transactions (in the open market or otherwise) or effect or enter into any other arrangements the object or effect of which would be to stabilise or maintain the market price of the Bonds and/or the Shares at levels which might not otherwise prevail.

1. The issue of the Bonds was authorised by resolutions dated 21st January, 1999 and 28th January, 1999 of the Board of Directors of the Company.

2. Application has been made to list the Bonds on the Luxembourg Stock Exchange. A legal notice relating to the issue of the Bonds, and the Articles of Incorporation, the Regulations of the Board of Directors and the Share Handling Regulations of the Company will be registered with the *Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg,* where such documents may be examined and copies obtained.

3. Copies of the Articles of Incorporation, the Regulations of the Board of Directors and the Share Handling Regulations of the Company (in each case, with an English translation) and copies (or, pending execution, drafts subject to modification) of the Trust Deed and the Paying and Conversion Agency Agreement each dated 17th February, 1999 will be available for inspection during usual business hours on any weekday (except Saturdays and public holidays) at the office of Nomura Bank (Luxembourg) S.A. at 6 Avenue Emile Reuter, L-2420 Luxembourg.

4. The Bonds have been accepted for clearance through Euroclear and through Cedelbank. The International Security Identification Number (ISIN) is XS0094343307 and the Common Code is 009434330.

5. So long as the Bonds are listed on the Luxembourg Stock Exchange, the Company will make available its audited annual non-consolidated and consolidated financial statements and its semi-annual unaudited non-consolidated (and, if they have been prepared, consolidated) financial statements in English or its annual and semi-annual reports including such financial statements at the specified office of the Paying Agents and the Conversion Agents.

6. The subscribers of the Bonds will not be subject to any stamp duty under the laws of Japan or the United Kingdom but, save as aforesaid, subscribers or purchasers of Bonds may be required to pay stamp duties and other charges in accordance with the laws and practices of the country of subscription or purchase.

7. The Bonds will contain the following legend: "Any United States person who holds this obligation will be subject to limitations under United States income tax laws, including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code".

8. Neither the Company nor any of its subsidiaries or affiliates is involved in, nor has the Company any knowledge of any threat of, any litigation or any arbitration or administrative or other proceedings (whether as defendant or otherwise) the result of which is material in the context of the issue and offering of the Bonds.

9. Save as disclosed herein, there has been no adverse change in the financial position or results of operations of the Company and its consolidated subsidiaries since 31st March, 1998 which is material in the context of the issue and offering of the Bonds.

10. Chuo Audit Corporation, independent certified public accountants to the Company, have given and have not withdrawn their written consent to the inclusion herein of their report in the form and context in which it appears.

Ohta-ku, Tokyo 144-8531

TRUSTEE AND CUSTODIAN

The Law Debenture Trust Corporation p.l.c.
Princes House
95 Gresham Street
London EC2V 7LY

LEGAL ADVISERS

To the Company
Hashidate Law Office
Imperial Tower, 7th Floor
1-1, Uchisaiwai-cho 1-chome
Chiyoda-ku, Tokyo 100-0011

To the Managers and the Trustee
Linklaters & Alliance
One Silk Street
London EC2Y 8HQ

INDEPENDENT PUBLIC ACCOUNTANTS

Chuo Audit Corporation
Kasumigaseki Building, 32F
2-5, Kasumigaseki 3-chome
Chiyoda-ku, Tokyo 100-6088

PRINCIPAL PAYING AGENT, CONVERSION AGENT AND REPLACEMENT AGENT

The Sumitomo Bank, Limited
Temple Court
11 Queen Victoria Street
London EC4N 4TA

PAYING AND CONVERSION AGENTS

The Asahi Bank, Ltd.
30 Cannon Street
London EC4M 6XN

Citibank, N.A.
Building 726
1931 Brucargo
Brussels

The Industrial Bank of Japan (Luxembourg) S.A.
6, rue Jean Monnet
P.O. Box 68
L-2010 Luxembourg

The Sanwa Bank, Limited
City Place House
55 Basinghall Street
London EC2V 5DL

CUSTODIAN'S AGENT

The Sumitomo Trust and Banking Company, Limited
11-5, Nihonbashi-Honcho 4-chome
Chuo-ku, Tokyo 103-8440

LISTING AGENT

Nomura Bank (Luxembourg) S.A.
6 Avenue Emile Reuter
L-2420 Luxembourg

SEGA™

RF57948

Printed by Royle Financial Print Royle

01 SEP 25 AM 8:03

有価証券届出書

株式会社セガ・エンタープライゼス

(391049)

有価証券届出書

関東財務局長 殿

平成11年1月21日提出

会社名	**株式会社 セガ・エンタープライゼス**
英訳名	SEGA ENTERPRISES, LTD.
代表者の役職氏名	代表取締役社長 入交昭一郎

本店の所在の場所	東京都大田区羽田1丁目2番12号	電話番号	03—5736—7111
		連絡者	専務執行役員社長室長 中村俊一
もよりの連絡場所	同上	電話番号	同上
		連絡者	同上

届出の対象とした募集

募集有価証券の種類	転換社債	
募集金額	一般募集	30,000,000,000円

安定操作に関する事項

1. 今回の募集にともない、当社の発行する上場株式または時価転換社債について、市場価格の動向に応じ必要があるときは、証券取引法施行令第20条第1項に規定する安定操作取引が行われる場合があります。
2. 上記の場合に安定操作取引が行われる取引所有価証券市場を開設する証券取引所は、東京証券取引所であります。

有価証券届出書の写しを縦覧に供する場所

名称	所在地
東京証券取引所	東京都中央区日本橋兜町2番1号

(本書面の枚数　表紙共12枚)

目　　　次

	頁
第一部　証　券　情　報	1
第1　募　集　要　項	2
1．新規発行転換社債	2
2．転換社債の引受けおよび転換社債管理の委託	11
3．新規発行による手取金の使途	12
第2　事業の概況等に関する特別記載事項	14
第3　その他の記載事項	15
第二部　参　照　情　報	17
1．参　照　書　類	18
2．参照書類の写しを縦覧に供している場所	18
第三部　保証会社等の情報	19
第四部　特　別　情　報	19

第一部　証　券　情　報

第1　募　集　要　項

1.　新規発行転換社債

銘　柄	株式会社セガ・エンタープライゼス 第5回無担保転換社債 (転換価額下方修正条項および 転換社債間限定同順位特約付)	券　面　総　額	金 30,000,000,000円
記名・無記名の別	無　記　名　式	発行価額の総額	金 30,000,000,000円
各社債の金額	金1,000,000円の1種	申　込　期　間	**平成11年2月2日(火)から** **平成11年2月8日(月)まで(注2.)** とし、当該期間内に後記申込取扱場所へ申込証拠金を添えて申込むものとする。
発　行　価　格	額面100円につき金100円	申　込　証　拠　金	額面100円につき金100円とし、払込期日に払込金に振替充当する。 申込証拠金には利息をつけない。
利　率	未　定 (年0.4%を仮条件とする。 (注1.))	払　込　期　日	平成11年2月17日(水)
利　払　日	毎年3月31日および9月30日	申込取扱場所	別項引受証券会社の本店および国内各支店
償　還　期　限	平成18年3月31日(金)	登　録　機　関	株式会社　住友銀行 東京都千代田区大手町 1丁目5番1号
募　集　の　方　法	一　般　募　集		
利息支払の方法	1.　利息支払の方法および期限 (1)　本社債の利息は、発行日の翌日から償還期日までこれをつけ、平成11年3月31日を第1回の支払期日としてその日までの分を支払い、その後毎年3月31日および9月30日の2回におのおのその日までの前半か年分を支払う。ただし、半か年に満たない利息を計算するときは、その半か年間の日割でこれを計算する。 (2)　第1回の支払期日までに転換の効力が発生した本社債については、利息をつけない。 (3)　第1回の支払期日以降に転換の効力が発生した本社債の利息は、転換の効力発生日の直前の支払期日後はこれをつけない。 (4)　利息を支払うべき日が銀行休業日に当るときは、その前銀行営業日にこれを繰り上げる。 (5)　償還期日後は利息をつけない。 2.　利息の支払場所 別記(「摘要」欄「13.　元利金支払場所」)に記載のとおり。		
償　還　の　方　法	1.　償　還　金　額 額面100円につき金100円 2.　償還の方法および期限 (1)　本社債の元金は、平成18年3月31日にその総額を償還する。 (2)　償還すべき日が銀行休業日に当るときは、その前銀行営業日にこれを繰り上げる。 (3)　本社債の買入消却は、発行日の翌日以降いつでもこれを行うことができる。 3.　償還元金の支払場所 別記(「摘要」欄「13.　元利金支払場所」)に記載のとおり。		

(注) 1.　利率については、上記仮条件により需要状況を勘案したうえで、平成11年1月28日(木)から平成11年2月1日(月)までのいずれかの日に取締役会において決定する予定であります。

2.　申込期間については、上記のとおり内定しておりますが、利率および転換価額決定日において正式に決定する予定であります。**なお、上記申込期間については、需要状況を勘案したうえで繰り上げることがあります。当該需要状況の把握期間は、最長で平成11年1月28日(木)から平成11年2月1日(月)までを予定しており、申込期間が最も繰り上がった場合は、「平成11年1月29日(金)から平成11年2月4日(木)まで」となることがありますのでご注意下さい。**

<table>
<tr><td colspan="2">担　　　　　保</td><td>本社債には物上担保ならびに保証は付されておらず、また特に留保されている資産はない。</td></tr>
<tr><td rowspan="2">財務上の特約</td><td>担保提供制限</td><td>1．当社は、本社債の未償還残高が存する限り、本社債発行後、当社が国内で既に発行した他の転換社債または当社が国内で今後発行する他の転換社債のために担保権を設定する場合は、本社債のためにも担保附社債信託法にもとづき同順位の担保権を設定する。
2．上記1.にもとづき設定した担保権が本社債を担保するに十分でない場合、当社は本社債のために担保附社債信託法にもとづき社債管理会社が適当と認める担保権を設定する。</td></tr>
<tr><td>その他の条項</td><td>当社は、社債管理会社と協議のうえ、いつでも本社債のために担保附社債信託法にもとづき担保権を設定することができる。</td></tr>
<tr><td colspan="2">取　得　格　付</td><td>取得した格付　　A－（Aマイナス）
指定格付機関名　　株式会社日本格付投資情報センター
格付取得日　　平成11年1月21日
本格付の取得に際して付された条件はない。
複数の格付を取得していない。</td></tr>
<tr><td colspan="2">摘　　　　　要</td><td>1．担保権を設定した場合の公告
当社が別記「財務上の特約」欄の規定により本社債のために担保権を設定する場合、当社は、ただちに登記その他必要な手続を完了し、かつ、その旨を担保附社債信託法第77条の規定に準じて公告する。
2．特定物件の留保
(1) 当社は、社債管理会社と協議のうえ、いつでも当社の特定の資産（以下留保資産という。）を本社債以外の債務に対し担保提供を行わず本社債のために留保することができる。この場合、当社は社債管理会社との間にその旨の特約を締結する。
(2) 前号の場合、当社は社債管理会社との間に次の①ないし⑦についても特約するものとする。
① 留保資産のうえに本社債の社債権者の利益を害すべき抵当権、質権その他の権利またはその設定の予約等が存在しないことを当社が保証する旨。
② 当社は社債管理会社の書面による承諾なしに留保資産を他に譲渡もしくは貸与しない旨。
③ 当社は原因の如何にかかわらず、留保資産の価額の総額が著しく減少したときはただちに書面により社債管理会社に通知する旨。
④ 当社は社債管理会社が必要と認め請求したときは、ただちに社債管理会社の指定する資産を留保資産に追加する旨。
⑤ 当社は本社債の未償還残高の減少またはやむを得ない事情がある場合には、留保資産の一部または全部につき社債管理会社が適当と認める他の資産と交換し、または、留保資産から除外することができる旨。
⑥ 当社は社債管理会社が本社債権保全のために必要と認め請求したときは、本社債のために留保資産のうえに担保附社債信託法にもとづき担保権を設定する旨。
⑦ 本号⑥の場合、留保資産のうえに担保附社債信託法第4条第1項に定める担保権を設定できないときは、当社は本社債のために担保附社債信託法にもとづき社債管理会社が適当と認める担保権を設定する旨。
(3) 本項第(1)号の場合、社債管理会社は、社債権者保護のために必要と認める措置をとることを当社に請求することができる。
3．担保提供制限に係る特約の解除
当社が別記「財務上の特約」欄の規定により本社債のために担保権を設定した場合、または、本「摘要」欄第2項の規定により本社債のために特定の資産を留保した場合で社債管理会社が承諾したときは、以後、別記「財務上の特約　担保提供制限」欄は適用されない。</td></tr>
</table>

摘　要	4. 期限の利益喪失に関する特約 当社は、次の各場合は、本社債について期限の利益を喪失する。ただし、当社が本社債のために担保附社債信託法にもとづき社債管理会社が適当と認める担保権を設定したときは、本項第(2)号に該当しても期限の利益を喪失しない。 (1) 当社が別記「償還の方法」欄第2項または別記「利息支払の方法」欄第1項の規定に違背したとき。 (2) 当社が別記「財務上の特約　担保提供制限」欄の規定に違背したとき。 (3) 当社が、本「摘要」欄第1項、第5項ないし第7項、第11項、「転換の条件」欄第3項ないし第5項または（転換社債に関する事項）「摘要」欄第3項に定める規定、条件に違背し、社債管理会社の指定する期間内にその履行または補正をしないとき。 (4) 当社が本社債以外の社債について期限の利益を喪失し、または期限が到来しても弁済することができないとき。 (5) 当社が社債を除く借入金債務について期限の利益を喪失したとき、もしくは当社以外の社債またはその他の借入金債務に対して当社が行った保証債務について履行義務が発生したにもかかわらず、その履行をすることができないとき。ただし、当該債務の合計額（邦貨換算後）が10億円を超えない場合は、この限りではない。 (6) 当社が破産、和議開始、会社更生手続開始もしくは会社整理開始の申立をし、または解散（合併の場合を除く。）の決議をしたとき。 (7) 当社が破産宣告、和議もしくは会社更生手続の開始決定、または会社整理開始もしくは特別清算の開始命令を受けたとき。 (8) 当社がその事業経営に重大な影響を及ぼす財産に対し差押もしくは競売（公売を含む。）の申立を受け、または滞納処分を受けたとき、またはその他の事由により当社の信用を著しく害する事実が生じ、社債管理会社が本社債の存続を不適当であると認めたとき。 5. 社債管理会社に対する定期報告 (1) 当社は、社債管理会社にその事業の概況を随時報告し、毎決算期の決算、利益金処分等については、取締役会の決議後遅滞なく書面により社債管理会社に通知するものとする。 (2) 当社は、証券取引法にもとづき関東財務局長に提出した有価証券報告書およびその添付書類ならびに半期報告書、臨時報告書または訂正報告書を遅滞なく社債管理会社に提出するものとする。 6. 社債管理会社に対する通知 (1) 当社が、本社債の転換により発行する株式を無額面普通株式とする場合は、当社は、あらかじめ書面によりその旨およびその適用の日その他必要な事項を社債管理会社に通知する。 (2) 当社は、本社債発行後、社債原簿に記載すべき事由が生じたときならびに変更が生じたときは、遅滞なく社債原簿にその旨の記載を行い、書面によりこれを社債管理会社に通知する。 (3) 当社は、次の場合には、あらかじめまたは決定後遅滞なく書面により社債管理会社に通知しなければならない。 ① 当社の事業経営に不可欠な資産を譲渡または貸与しようとするとき。 ② 事業の管理を他に委託しようとするとき、および事業の全部もしくは重要な部分を休止、廃止または譲渡しようとするとき。 ③ 資本の減少、または他の会社との合併をしようとするとき。 7. 社債管理会社の請査権限 (1) 社債管理会社は、社債管理会社の権限ならびに義務を履行するために必要であると認めたときは、商法第309条ノ3に定める裁判所の許可なくして当社ならびに当社の連結子会社および持分法適用会社の事業、経理、帳簿書類等に関する報告書の提出を請求し、または自らこれらにつき調査することができる。 (2) 前号の場合で、社債管理会社が当社の連結子会社および持分法適用会社の調査を行うときは、当社は、これに協力する。

摘　　要	8. 社債券の喪失等 (1) 本社債の社債券を喪失した者が、その種類、記番号、喪失の事由その他必要な事項を当社に届け出、かつ、公示催告の手続をし、除権判決の謄本を添えて代り社債券の交付を請求したときは、当社は、これに対し代り社債券を交付することができる。 (2) 本社債の利札を喪失したときは、代り利札は交付しない。ただし、前号に準じ除権判決のあった利札については、支払期日の到来したものに限りその利札面金額に相当する金額を支払う。 (3) 本社債の社債券を毀損または汚染したものについて、代り社債券交付の請求があったときは、当社は、その毀損または汚染社債券と引換えに代り社債券を交付することができる。ただし、毀損の程度が大きいとき、または真偽の鑑別が困難なときは本項第(1)号に準ずる。 9. 代り社債券の交付の費用 代り社債券を交付する場合、これに要した実費(印紙税を含む。)は交付を請求する者の負担とする。本社債の登録を抹消し、社債券を交付する場合も同様とする。 10. 欠缺利札の取扱 (1) 償還または転換請求のため提出される本社債の社債券で、支払期日未到来の利札(利払期日に転換請求が行われる場合は、その日に支払期日の到来する利札を含む。)に欠缺したものがあるときは、次のとおりこれを取扱う。 ① 償還の場合、償還金額からその利札面金額に相当する金額を控除してその残額を支払う。 ② 転換の場合、転換を請求しようとする社債権者はその利札面金額に相当する金額を別記「転換請求の受付場所および取次場所」欄第1項に定める転換請求受付場所に現金をもって払込むものとする。 (2) 前号の利札の所持人は、本「摘要」欄第13項に定める元利金支払場所にこれを提出して、その利札と引換えに利札面金額に相当する金額の支払を請求することができる。 11. 社債権者に通知する場合の公告 本社債に関して社債権者に通知をする場合の公告は、法令に別段の定めがあるものを除いては、当社の定款所定の新聞紙ならびに東京都および大阪市で発行する各1種以上の新聞紙に掲載する。ただし、重複するものがあるときは、これを省略することができる。 12. 社債権者集会 (1) 本社債の社債権者集会は、当社または社債管理会社がこれを招集し、会日より少なくとも3週間前に社債権者集会を開く旨および会議の目的たる事項を公告する。 (2) 本社債の社債権者集会は東京都においてこれを行う。 (3) 本社債総額の10分の1以上に当る社債権者は、本社債を社債管理会社に供託したうえ、社債権者集会の招集を請求することができる。

摘　　要	13．元利金支払場所	
	株式会社　住　友　銀　行	本店、東京営業部ならびに札幌、仙台、日比谷、横浜、静岡、名古屋、新潟、富山、京都、神戸、岡山、広島、新居浜、福岡および熊本の各支店
	株式会社　三　和　銀　行	本店、東京営業部ならびに札幌、仙台、横浜、名古屋、京都、神戸、広島、高松および福岡の各支店
	株式会社　あ　さ　ひ　銀　行	本店、浦和営業部、大阪営業部、新都心営業部ならびに札幌、仙台、東京中央、横浜、名古屋、京都、神戸および福岡の各支店
	株式会社　日本興業銀行	本店、東京営業部ならびに札幌、仙台、横浜、名古屋、新潟、京都、大阪、神戸、広島、高松および福岡の各支店
	住友信託銀行株式会社	本店および東京営業部
	株式会社富士銀行	本店および大阪支店
	株式会社百十四銀行	本店および東京支店
	株式会社東海銀行	本店および日本橋支店
	株式会社三重銀行	本店および東京支店
	株式会社第一勧業銀行	本店ならびに札幌、仙台、大阪、福岡の各支店
	株式会社東京三菱銀行	本店および大阪支店
	株式会社横浜銀行	本店および東京支店
	野村証券株式会社	本店および大阪支店
	大和証券株式会社	本店および大阪支店
	日興証券株式会社	本店および大阪支店
	和光証券株式会社	本店および大阪支店
	国際証券株式会社	本店および大阪支店
	勧角証券株式会社	本店および大阪支店

（転換社債に関する事項）

<table>
<tr><td>転換の条件</td><td>1. 転換価額
未定（注）
転換価額は、転換価額決定日の東京証券取引所における当社額面普通株式の普通取引の終値（当日に終値がない場合は、その日に先立つ直近日の終値）を仮条件とする。
2. 転換価額中資本に組入れる額
上記1.によって決定される転換価額（ただし、下記3.によって修正された場合は修正後の転換価額、また下記4.によって調整された場合は調整後の転換価額）に0.5を乗じた金額とし、計算の結果1円未満の端数を生ずる場合、その端数を切上げるものとする。ただし、転換により当社額面普通株式を発行する場合で、上記の計算により算出された資本に組入れる額が当社額面普通株式の額面金額を下回るときは、その額面金額をもって資本に組入れる額とする。
3. 転換価額の下方修正
(1) 転換価額は、平成12年2月18日および平成13年2月16日（以下それぞれ「決定日」という。）まで（各々当日を含む。）の東京証券取引所における当社額面普通株式の普通取引の終値がある30連続取引日の当該終値(気配表示を含まない。)の平均値(1円未満を切り上げた金額）が、当該決定日に有効な転換価額を1円以上下回る場合、平成12年3月6日および平成13年3月5日（以下それぞれ「効力発生日」という。）以降、それぞれ上記計算により算出された金額に修正される。ただし、転換価額は、かかる修正の結果として第1回目の決定日現在適用ある転換価額の70％未満に減額されることはなく、その場合修正後転換価額は、かかる転換価額の70％（1円未満を切り上げた金額）とする（ただし、上記の決定日後、下記4.の調整を受ける。）。なお、各決定日の翌日から各効力発生日までの間に下記4.に定める転換価額の調整が行われる場合には、当該調整後の転換価額が各決定日に適用されたものとみなして、当該転換価額の修正を行い、各効力発生日以降これを適用する。
(2) 前号により算出された修正後の転換価額が当社額面普通株式の額面金額を下回るときは、その額面金額をもって修正後の転換価額とする。
4. 転換価額の調整
(1)① 転換価額は、本社債発行後、本項第(2)号に掲げる事由により当社の株式数に変更を生ずる場合または変更を生ずる可能性がある場合は、次に定める算式（以下転換価額調整式という。）をもって調整される。
$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times \text{1株当りの払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$
② 転換価額調整式で使用する既発行株式数は、調整後の転換価額を適用する日の1か月前（ただし、本項第(2)号②ただし書の場合は株主割当日）における当社の発行済株式数とする。
③ 転換価額調整式で使用する時価は、調整後の転換価額を適用する日（ただし、本項第(2)号②ただし書の場合は株主割当日）に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の額面普通株式の普通取引の毎日の終値（気配表示を含む。）の平均値（終値のない日数を除く。）とする。平均値の計算については、円位未満小数第2位まで算出し、小数第2位を四捨五入する。
④ 転換価額調整式の計算については、円位未満小数第2位まで算出し、小数第2位を四捨五入する。
⑤ 転換により当社の額面普通株式を発行する場合で、転換価額調整式により算出された転換価額が当社の額面普通株式の額面金額を下回るときは、その額面金額をもって調整後の転換価額とする。</td></tr>
</table>

（注） 転換価額については、上記仮条件により需要状況を勘案したうえで平成11年1月28日(木)から平成11年2月1日(月)までのいずれかの日に取締役会において決定する予定であります。

転換の条件	

(2) 転換価額調整式により本社債の転換価額の調整を行う場合および調整後の転換価額の適用時期は、次に定めるところによる。

① 転換価額調整式に使用する時価を下回る払込金額をもって額面普通株式を発行する場合。

調整後の転換価額は、払込期日の翌日以降これを適用する。ただし、募集のための株主割当日がある場合は、その日の翌日以降これを適用する。

② 株式分割により額面普通株式を発行する場合。

調整後の転換価額は、株式分割のための株主割当日がある場合はその日の翌日以降、また、株主割当日がない場合は商法第220条にて準用する商法第215条第1項に定められた一定の期間満了の日の翌日以降これを適用する。ただし、配当可能利益から資本に組入れられることを条件としてその部分をもって株式分割により額面普通株式を発行する旨取締役会で決議し、かつ当該配当可能利益の資本組入れの決議をする株主総会の終結の日以前の日を株式分割のための株主割当日とする場合には、調整後の転換価額は、当該配当可能利益の資本組入れの決議をした株主総会の終結の日の翌日以降これを適用する。

なお、上記ただし書の場合において、株式分割のための株主割当日の翌日から当該配当可能利益の資本組入れの決議をした株主総会の終結の日までに転換をなした者に対しては、次の算出方法により当社の額面普通株式を発行する。ただし、単位未満株式については、株券を発行しない。

$$\text{株式数} = \frac{\left(\text{調整前転換価額} - \text{調整後転換価額}\right) \times \text{調整前転換価額により当該期間内に発行された株式数}}{\text{調整後転換価額}}$$

この場合に1株未満の端数を生じたときは、その端数に調整後の転換価額を乗じた金額に相当する金額を支払う。ただし、円位未満の金額はこれを1円に切り上げる。

③ 転換価額調整式に使用する時価を下回る価額をもって当社の額面普通株式に転換もしくは新株引受権を行使できる証券を発行する場合。

調整後の転換価額は、その証券の発行日に、発行される証券の総額が転換もしくは付与された新株引受権の全部が行使されたものとみなし、その発行日の翌日以降これを適用する。ただし、募集のための株主割当日がある場合は、その日の終りに、発行される証券の総額が転換もしくは付与された新株引受権の全部が行使されたものとみなし、その日の翌日以降これを適用する。

(3) 転換価額調整式により算出された転換価額と調整前転換価額との差額が1円未満にとどまるときは、転換価額の調整は行わない。ただし、次に転換価額の調整を必要とする事由が発生し、転換価額を算出する場合には、転換価額調整式中の調整前転換価額に代えて調整前転換価額から当該差額を差引いた額を使用するものとする。

(4) 本項第(2)号に掲げた事由によるほか、次の①ないし⑤に該当する場合には、当社は、社債管理会社と協議のうえその承認を得て、転換価額の調整を適切に行うものとする。

① 株式の併合もしくは資本の減少または合併のために転換価額の調整を必要とする場合。

② 本号①のほか、当社の株式数に変更または変更の可能性を生ずる事由の発生によって転換価額の調整を必要とする場合。

③ 本項第(2)号③に定める証券の転換請求期間もしくは新株引受権行使請求期間が終了した場合。

ただし、その証券の総額が額面普通株式に転換もしくは付与された新株引受権の全部が行使された場合を除く。

④ 本社債以外の当社の転換社債の転換価額もしくは新株引受権証券の行使価額が修正される場合。

⑤ 転換価額を調整すべき事由が2つ以上相接して発生し、一方の事由にもとづく調整後の転換価額の算出にあたり使用すべき時価が他方の事由によって修正されているとみなされる場合。

転換の条件	(5) 転換価額の下方修正または調整を行うときは、当社は、あらかじめ書面によりその事由、修正後または調整後の転換価額および適用の日その他必要な事項を社債管理会社に通知し、かつ、適用の日の前日までに必要事項を公告しなければならない。ただし、本項第(2)号②ただし書に示される株式分割の場合その他適用の日の前日までに前記の公告を行うことができないときは、適用の日以降、すみやかにこれを行うものとする。 5. 転換により発行する株式数 本社債の転換により発行する当社の額面普通株式の株式数は、次のとおりとする。 $株式数 = \frac{各社債権者が転換請求のため提出した本社債額面金額の総額}{転換価額}$ この場合に1株未満の端数を生じたときは、その端数に相当する社債額面金額は、額面100円につき金100円の割合で償還する。ただし、円位未満の金額はこれを1円に切り上げる。
転換により発行する株式の額面・無額面の別および種類	当社額面普通株式（1株の額面金額50円） ただし、当社が本社債の転換により発行する株式を当社無額面普通株式とした場合は、当社無額面普通株式とする。
転換請求期間	本社債の社債権者は、平成11年3月1日から平成18年3月30日までの間いつでも、償還期日を経過した本社債を除いて、本社債を当社の額面普通株式に転換請求することができる。ただし、本社債額面金額の一部および利息については、転換を請求することはできない。
転換請求の受付場所および取次場所	1. 転換請求受付場所 名義書換代理人事務取扱場所　住友信託銀行株式会社証券代行部（東京） 2. 転換請求取次場所 株式会社住友銀行　本店および国内各支店 株式会社三和銀行　本店および国内各支店 株式会社あさひ銀行　本店および国内各支店 株式会社日本興業銀行　本店および国内各支店 住友信託銀行株式会社　本店および国内各支店 株式会社富士銀行　本店および国内各支店 株式会社百十四銀行　本店および国内各支店 株式会社東海銀行　本店および国内各支店 株式会社三重銀行　本店および国内各支店 株式会社第一勧業銀行　本店および国内各支店 株式会社東京三菱銀行　本店および国内各支店 株式会社横浜銀行　本店および国内各支店 野村証券株式会社　本店および国内各支店 大和証券株式会社　本店および国内各支店 日興証券株式会社　本店および国内各支店 和光証券株式会社　本店および国内各支店 国際証券株式会社　本店および国内各支店 勧角証券株式会社　本店および国内各支店 3. 転換請求の方法 (1) 本社債の社債権者が転換請求しようとするときは、所定の転換請求書に転換しようとする本社債を表示し、請求の年月日等を記載して記名捺印したうえ、本社債の社債券を添えて、別記「転換請求期間」欄に定める期間中に上記1.に定める転換請求受付場所に提出しなければならない。ただし、登録した本社債の転換を請求する場合は、別記「登録機関」を経由して行わなければならない。 (2) 本社債の転換請求に要する書類は、上記2.に定める転換請求取次場所に提出することができる。

摘要	1. 転換の効力 転換の効力は、転換請求に要する書類が上記転換請求受付場所に到着したときに生ずるものとする。転換請求に要する書類を提出した社債権者は、その後これを取り消すことはできない。 2. 転換後第1回目の配当 本社債の転換により発行された当社の額面普通株式に対する最初の利益配当金および中間配当金は、転換の請求が4月1日から9月30日までになされたときは4月1日に、10月1日から翌年3月31日までになされたときは10月1日に、それぞれ転換があったものとしてこれを支払う。 3. 株券の交付方法 株券は、転換手続終了後すみやかに住友信託銀行株式会社証券代行部(東京)から交付する。 ただし、単位未満株式については株券を発行しない。 4. 端株制度移行に伴う取扱 当社が商法第230条ノ2第1項の規定の適用を受けることとなった場合には、これに関する事項の取扱について当社および社債管理会社が協議して必要な措置を講ずることができるものとする。

2. 転換社債の引受けおよび転換社債管理の委託

転換社債の引受け

引受人の氏名または名称	住所	引受金額	引受けの条件
野村證券株式会社	東京都中央区日本橋1丁目9番1号	百万円 16,800	1. 引受人は本社債の全額につき共同して買取引受を行う。 2. 本社債の引受手数料は額面100円につき金2円10銭とする。
大和証券株式会社	東京都千代田区大手町2丁目6番4号	9,000	
日興証券株式会社	東京都千代田区丸の内3丁目3番1号	500	
和光証券株式会社	東京都中央区八重洲2丁目4番1号	500	
国際証券株式会社	東京都中央区新川2丁目27番1号	500	
勧角証券株式会社	東京都中央区日本橋茅場町1丁目13番16号	500	
住友キャピタル証券株式会社	東京都中央区日本橋2丁目7番9号	300	
新日本証券株式会社	東京都千代田区神田駿河台3丁目11番地	300	
第一証券株式会社	東京都中央区日本橋室町1丁目6番2号	300	
岡三証券株式会社	東京都中央区日本橋1丁目17番6号	200	
コスモ証券株式会社	大阪市中央区今橋1丁目8番12号	200	
丸三証券株式会社	東京都中央区日本橋2丁目5番2号	200	
あさひ証券株式会社	東京都中央区日本橋室町3丁目2番15号	100	
興銀証券株式会社	東京都千代田区大手町1丁目5番1号	100	
三和証券株式会社	東京都千代田区大手町1丁目1番3号	100	
住友信証券株式会社	東京都千代田区神田須田町1丁目1番地	100	
東和証券株式会社	東京都中央区日本橋1丁目16番7号	100	
明光証券株式会社	大阪市中央区今橋1丁目7番18号	100	
山種証券株式会社	東京都中央区日本橋兜町7番12号	100	
計		30,000	

転換社債管理の委託

社債管理会社の名称	住所	委託の条件
株式会社 住友銀行	大阪市中央区北浜4丁目6番5号	1. 社債管理会社は共同して本社債の管理を受託する。 2. 本社債の社債管理手数料については、社債管理会社に期中において年間額面100円につき金2銭を支払うこととする。
株式会社 三和銀行	大阪市中央区伏見町3丁目5番6号	
株式会社 あさひ銀行	東京都千代田区大手町1丁目1番2号	
株式会社 日本興業銀行	東京都千代田区丸の内1丁目3番3号	

(注) 引受人、引受金額および引受けの条件ならびに社債管理会社および委託の条件は上記のとおり内定しておりますが、買取引受契約および社債管理委託契約は、利率および転換価額決定日に調印の予定であります。

3. 新規発行による手取金の使途

(1) 新規発行による手取金の額

払込金額の総額	発行諸費用の概算額	差引手取概算額
30,000百万円	685百万円	29,315百万円

(2) 手取金の使途

上記の手取概算額29,315百万円については、本転換社債と同日付けをもって発行決議を行い、海外において募集される2003年満期円建転換社債（発行額50,000百万円）の手取概算額48,697百万円とあわせ、手取概算額78,012百万円について、設備投資に58,012百万円、運転資金に20,000百万円をそれぞれ充当する予定であります。

なお、設備計画については、第二部　参照情報　1. 参照書類の(1)有価証券報告書（第40期）「第一部　企業情報　第4　設備の状況　2. 設備の新設、重要な拡充もしくは改修またはこれらの計画」は、平成10年12月31日現在、次のとおり変更となっております。

（単位　百万円）

区分		設備の内容	予算額	既支払額	今後の所要資金	着工期日	完成(取得)予定期日
本社		研究開発用機器	4,300	704	3,596	※1	※1
矢口事業所		金型（外注先設置）	4,100	13	4,087	※1	※1
営業・販売設備	北海道地区	アミューズメント施設の新設にともなう敷金保証金	800	143	657		
		アミューズメント施設の内外装工事	600	168	432		
		アミューズメント施設機器	2,600	446	2,154		
		小計	4,000	757	3,243	※1	※1
	東北地区	アミューズメント施設の新設にともなう敷金保証金	300	20	280		
		アミューズメント施設の内外装工事	300	31	269		
		アミューズメント施設機器	3,400	749	2,651		
		小計	4,000	800	3,200	※1	※1
	北関東地区	アミューズメント施設の新設にともなう敷金保証金	1,200	280	920		
		アミューズメント施設の内外装工事	2,000	210	1,790		
		アミューズメント施設機器	7,200	1,418	5,782		
		小計	10,400	1,908	8,492	※1	※1
	東京地区	アミューズメント施設の新設にともなう敷金保証金	1,371	1,371	0		
		アミューズメント施設の内外装工事	1,500	105	1,395		
		アミューズメント施設機器	10,000	2,317	7,683		
		小計	12,871	3,793	9,078	※1	※1
	西関東地区	アミューズメント施設の新設にともなう敷金保証金	1,600	47	1,553		
		アミューズメント施設の内外装工事	1,500	118	1,382		
		アミューズメント施設機器	5,800	1,008	4,792		
		小計	8,900	1,173	7,727	※1	※1

（単位　百万円）

区分		設備の内容	予算額	既支払額	今後の所要資金	着工期日	完成(取得)予定期日
営業・販売設備	中部地区	アミューズメント施設の新設にともなう敷金保証金	900	526	374		
		アミューズメント施設の内外装工事	1,200	237	963		
		アミューズメント施設機器	5,700	1,267	4,433		
		小　計	7,800	2,030	5,770	※1	※1
	関西地区	アミューズメント施設の新設にともなう敷金保証金	2,000	363	1,637		
		アミューズメント施設の内外装工事	3,200	1,040	2,160		
		アミューズメント施設機器	9,700	1,945	7,755		
		小　計	14,900	3,348	11,552	※1	※1
	中国地区	アミューズメント施設の新設にともなう敷金保証金	1,000	667	333		
		アミューズメント施設の内外装工事	1,558	1,558	0		
		アミューズメント施設機器	5,700	1,700	4,000		
		小　計	8,258	3,925	4,333	※1	※1
	九州地区	アミューズメント施設の新設にともなう敷金保証金	1,400	349	1,051		
		アミューズメント施設の内外装工事	2,300	538	1,762		
		アミューズメント施設機器	6,300	1,550	4,750		
		小　計	10,000	2,437	7,563	※1	※1
	地区合計	アミューズメント施設の新設にともなう敷金保証金	10,571	3,769	6,802		
		アミューズメント施設の内外装工事	14,158	4,005	10,153		
		アミューズメント施設機器	56,400	12,403	43,997		
		小　計	81,129	20,177	60,952	※1	※1
合　計			89,529	20,894	68,635		

（注）1．※1は平成10年4月1日から平成13年3月31日までに取得する予定であります。
2．上記設備計画の予算額から既支払額を差引いた今後の所要資金68,635百万円は、今回の手取概算額の一部58,012百万円および自己資金10,623百万円をもって充当する予定であります。
3．金額には消費税等は含まれておりません。

第２　事業の概況等に関する特別記載事項

1.　ドリームキャストについて

当社は、平成10年11月27日に次世代のホームビデオゲーム機である「ドリームキャスト」を発売いたしました。「ドリームキャスト」は、現在普及しているホームビデオゲーム機に比べ高い３次元グラフィックス描画性能を持つほか、ゲームソフトの快適な動作環境を有しており、インターネットや通信の利用にも対応した新機能が付加されています。

当社は今後、「ドリームキャスト」を国内および海外において積極的に拡販を行っていく方針でありますが、ホームビデオゲーム機市場では、激しい競争が行われるため、「ドリームキャスト」関連製品の販売動向は当社の業績に影響を与える可能性があります。

また、ホームビデオゲーム機は、ゲーム機自体の性能以外に、ソフト面からの影響を受けることもあります。ドリームキャスト用ゲームソフトは、「ドリームキャスト」の発売時点から12月末までに８タイトルが発売され、今後も当社や外部のソフトメーカーから順次発売される予定です。しかしながら当社のゲームソフト開発状況および外部のソフトメーカーのソフト開発、供給状況が「ドリームキャスト」の販売動向に影響する可能性があります。

2.　過年度における北米地域での損失計上について

当社は、過年度に北米地域でのホームビデオゲーム機販売において多額の損失を計上しております。これは主に同地域での商慣行（小売店の発言力が強く返品引当、価格保証等が必要となること）、競合他社製品との競争激化が要因でありますが、当該損失に関しては、当社は平成10年３月期までに必要な会計手当を完了しております。

なお、当社は今秋以降、北米地域で「ドリームキャスト」を投入し、積極的に販売していく計画であります。

3.　業務用機器販売事業およびアミューズメント施設運営事業について

平成10年３月期に当社のアミューズメント施設運営事業は個人消費の低迷により、中小規模の店舗を中心に収入が伸び悩み、また、消費税引き上げの直接的影響を受け、同事業は利益率が低下し、営業減益となっております。

また同期間において、業務用機器販売事業も同じく個人消費の低迷による市場の冷え込みを原因として発生した在庫、部材等の評価減や利益率の低い商品の販売増加により利益率が低下し、営業減益になっております。

今期においても国内経済不況による個人消費の低迷やオペレーターの設備投資抑制から市場全体が冷え込み、弱含みで推移すると見込まれますが、当社はこの状況に対応し、アミューズメント施設の出店形態を中・大型で投資効率の良好なタイプのものを中心に、かつ、飲食・物販・ボウリング等の施設を併設したマルチエンターテイメント施設を構築することにより対応する計画であります。また、あわせて「ドリームキャスト」の基板を業務用に利用した低価格・高機能基板「ＮＡＯＭＩ」の投入により、業務用機器市場の活性化を図り、同時に既存型施設を中心としたオペレーターへのてこ入れによって、アミューズメント施設運営市場を活性化する計画であります。

4.　本邦以外の地域における転換社債の発行について

平成11年１月21日開催の取締役会において、第５回無担保転換社債300億円および2003年満期円建転換社債500億円の発行を決議いたしました。2003年満期円建転換社債は、欧州を中心とする海外市場において募集いたします。

第3　その他の記載事項

特に転換社債発行届出目論見書に記載しようとしている事項は次のとおりであります。

○転換社債発行届出目論見書の表紙に Dreamcast を、裏表紙に SEGA を記載いたします。

○第一部　証券情報の直前に以下の内容を記載いたします。

〔株　価　情　報　等〕

1．株価、PERおよび株式売買高の推移

平成8年1月15日から平成11年1月8日までの東京証券取引所における当社額面普通株式の株価、PERおよび株式売買高の推移（週単位）は以下のとおりであります。



株価(円)
6000
5000
4000
3000
2000
1000
PER(倍)
110
100
90
80
70
60
50
40
30
20
10
0
-10
-20
株式売買高(千株)
3500
3000
2500
2000
1500
1000
500
0
1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1
平成8年
平成9年
平成10年
平成11年

（注）1．株価のグラフ中の1本の罫線は、週単位の始値、高値、安値、終値の4種類の株価を表しております。
始値と終値の間は箱形、高値、安値の間は線で表しております。
終値が始値より高い時は中を白ぬき、安い時は中黒で表しております。

2．PERの算出は以下の算式によります。

$$\text{PER（倍）} = \frac{\text{週末の終値}}{\text{1株当たり当期純利益}}$$

平成8年1月15日から平成8年3月31日については、平成7年3月期有価証券報告書の1株当たり当期純利益を使用

平成8年4月1日から平成9年3月31日については、平成8年3月期有価証券報告書の1株当たり当期純利益を使用

平成9年4月1日から平成10年3月31日については、平成9年3月期有価証券報告書の1株当たり当期純利益を使用

平成10年4月1日から平成11年1月8日については、平成10年3月期有価証券報告書の1株当たり当期純利益を使用

（平成10年3月期の1株当たり当期純利益がマイナスとなっているため、PERもマイナスとなっております。）

2. 大量保有報告書等の提出状況

平成10年７月21日から平成11年１月８日までの間における当社株式に関する大量保有報告書等の提出はありません。

第二部　参　照　情　報

1．参　照　書　類

会社の概要および事業の概況等証券取引法第5条第1項第2号に掲げる事項については、以下に掲げる書類を参照すること。

(1) 有価証券報告書 および その添付書類　（事業年度 自 平成9年4月1日 至 平成10年3月31日（第40期））　平成10年6月29日 関東財務局長に提出

(2) 訂　正　報　告　書
訂正報告書（上記有価証券報告書の訂正報告書）を平成10年9月8日に関東財務局長に提出

(3) 訂　正　報　告　書
訂正報告書（上記有価証券報告書の訂正報告書）を平成10年9月30日に関東財務局長に提出

(4) 半　期　報　告　書　（第41期中）自 平成10年4月1日 至 平成10年9月30日　平成10年12月24日 関東財務局長に提出

(5) 臨　時　報　告　書
(1)の有価証券報告書提出後、本届出書提出日（平成11年1月21日）までに、臨時報告書（企業内容等の開示に関する省令第19条第2項第1号による一欧州を中心とする海外市場において募集する円建転換社債の発行一）を平成11年1月21日に関東財務局長に提出

2．参照書類の写しを縦覧に供している場所

名　称	所　在　地
株式会社セガ・エンタープライゼス本社	東京都大田区羽田1丁目2番12号
東　京　証　券　取　引　所	東京都中央区日本橋兜町2番1号

第三部　保証会社等の情報

該当事項はありません。

第四部　特　別　情　報

該当事項はありません。



¥50,000,000,000

SEGA CORPORATION

(incorporated with limited liability in Japan)

Zero Coupon Convertible Bonds due 2004

01 SEP 26

The ¥50,000,000,000 Zero Coupon Convertible Bonds due 2004 (the "Bonds") of SEGA CORPORATION (the "Company") will be in the denomination of ¥5,000,000 each and will be convertible on and after July 2, 2001 up to, and including, June 11, 2004, unless previously redeemed or purchased and cancelled, into fully-paid and non-assessable shares of common stock of the Company (the "Shares") at a Conversion Price (as defined in the terms and conditions of the Bonds, the "Conditions of the Bonds"), subject to adjustment in certain events as set out herein, of ¥2,398 per Share. The last closing price of the Shares on the Tokyo Stock Exchange on May 31, 2001 was ¥2,180 per Share. The Shares are listed under the code "7964".

The Bonds are to be offered by the Managers (as defined in "Underwriting") to non-U.S. persons in offshore transactions outside the United States in reliance on Regulation S ("Regulation S") under the United States Securities Act of 1933 (the "Securities Act") (the "Offering").

On or after June 18, 2002 and prior to maturity, the Bonds may be redeemed in whole or in part at their principal amount, at the option of the Company as set out herein, provided that no redemption may be made unless the closing price of the Shares for each of the 20 consecutive trading days (as defined in the Conditions of the Bonds), the last of which occurs not more than 30 days prior to the date upon which the notice of redemption is first published, is at least 140 per cent of the Conversion Price (as so defined) then in effect. The Company may also redeem all the Bonds at their principal amount if Japanese withholding taxes are imposed on payments in respect of the Bonds and in certain other limited circumstances, as set out herein.

The Bonds will initially be represented by a temporary global bond which is expected to be deposited on or about June 18, 2001 with a common depositary for each of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"). Interests in the temporary global bond will be exchangeable for interests in a permanent global bond on or after a date which is expected to be July 30, 2001 upon certification as to non-U.S. beneficial ownership. Definitive Bonds will only be available in certain limited circumstances. See "Summary of Provisions Relating to the Bonds While in Global Form".

Payments of principal and any other amount in respect of the Bonds will be made without withholding or deduction for or on account of Japanese taxes to the extent set out herein.

Application has been made to list the Bonds on the Luxembourg Stock Exchange.

See "Investment Considerations" beginning on page 8 to read about certain factors that should be considered before buying the Bonds.

Offering Price: 100 per cent

The Managers may, under certain circumstances, subscribe up to an additional ¥5,000,000,000 principal amount of Bonds from the Company at the offering price (the "Option").

The Managers expect to deliver the Bonds through the facilities of Euroclear and Clearstream, Luxembourg, against payment therefor, in immediately available funds, on or about June 18, 2001.

Lead Manager and Bookrunner

Goldman Sachs International

Co-Lead Managers

Daiwa Securities SMBC Europe

Mizuho International plc **Sanwa International plc**

Offering Circular dated May 31, 2001.

the Bonds may not be offered, sold or delivered within the United States or to or for the account or benefit of United States persons. The Bonds will be in bearer form.

The Company having made all reasonable enquiries confirms that this Offering Circular contains all information with respect to the Company and the Company, its subsidiaries and affiliates (taken as a whole), the Bonds and the Shares which is material in the context of the issue and offering of the Bonds, that the statements contained herein are true and accurate in all material respects and are not misleading, that the opinions and intentions expressed herein are honestly held and that there are no other facts the omission of which would make any of such statements or the expression of any such opinions or intentions misleading. The Company accepts responsibility for the information contained in the Offering Circular.

No person has been authorised to give any information or to make any representation other than as contained in this Offering Circular and, if given or made, such information or representation must not be relied upon as having been authorised. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any of the Bonds offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. No action has been (or will be) taken to permit a public offering of the Bonds or the Shares in any jurisdiction where action would be required for that purpose other than Japan. Accordingly, the Bonds offered hereby may not be offered or sold, directly or indirectly, and this Offering Circular may not be distributed in any jurisdiction except in accordance with the legal requirements applicable in such jurisdiction. Neither the delivery of this Offering Circular nor any sale or allotment made in connection with the issue of the Bonds shall under any circumstances create any implication that there has been no change in affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

The distribution of this Offering Circular and the offering and sale of the Bonds in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Company and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on the offering and sale of the Bonds, see "Underwriting".

There are restrictions on the offer and sale of the Bonds and the Shares into which the Bonds are convertible in the United Kingdom. All applicable provisions of the Financial Services Act 1986 of the United Kingdom and the Public Offers of Securities Regulations 1995 with respect to anything done by any person in relation to the Bonds in, from or otherwise involving the United Kingdom must be complied with. See "Underwriting".

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references in this Offering Circular to "U.S. dollars", "dollars", "U.S.$" and "$" refer to the currency of the United States of America and those to "yen" and "¥" refer to the currency of Japan. For convenience, certain yen amounts in this Offering Circular have been translated into dollars at the rate of ¥123.9 = $1, being the effective exchange rate prevailing on March 31, 2001. However, such translations should not be construed as representations that the yen amounts have been, could have been or could be converted into dollars at that or any other rate. The mean of the exchange rate quotations by a leading commercial bank in Tokyo for buying and selling spot dollars by telegraphic transfer against yen on May 31, 2001 was ¥120.25 = $1.

In this Offering Circular, references to the "Company" are to the Company on a non-consolidated basis and "SEGA" refers to the Company and its consolidated subsidiaries and affiliates. Unless otherwise indicated, the description of the Company's business is presented on a consolidated basis.

All information as at and for the year ended March 31, 2001 is unaudited.

Certain monetary amounts included in this Offering Circular have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

Offering Circular Summary	4		Business	36
Investment Considerations	8		Management and Employees	47
Conditions of the Bonds	12		Subsidiaries and Affiliates	50
Summary of Provisions Relating to the Bonds While in Global Form	25		Description of the Shares	53
Use of Proceeds	27		Japanese Foreign Exchange Regulations and Certain Other Regulations	60
Selected Financial Data	28		Japanese Taxation	62
Recent Business	29		Underwriting	63
Capitalisation	32		General Information	66
Information Concerning the Shares	33		Financial Statements	67

IN CONNECTION WITH THIS ISSUE, GOLDMAN SACHS INTERNATIONAL MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILISE OR MAINTAIN THE MARKET PRICE OF THE BONDS AND/OR THE SHARES AT LEVELS WHICH MIGHT NOT OTHERWISE PREVAIL IN THE OPEN MARKET, SUCH TRANSACTIONS MAY BE EFFECTED ON THE TOKYO STOCK EXCHANGE, THE PREMIER MARCHÉ OF THE EURONET PARIS S.A., THE LUXEMBOURG STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILISING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. It is not complete and may not contain all of the information that is important to prospective investors. To understand the Offering fully, prospective investors should read the detailed information included in this Offering Circular, including the financial statements contained elsewhere in this Offering Circular.

SEGA CORPORATION

SEGA is engaged in the development and sale of consumer products and amusement machines and operations of amusement centres. Consumer products include software products, toys and educational equipment and amusement machines include arcade video games, medal games, prize games, vending machines, change machines, IC boards and karaoke machines. Until recently, SEGA was engaged in the development, production and sale of home-use game hardware. On January 31, 2001, SEGA announced its withdrawal from the consumer hardware business. See "Business — Restructuring Plan ".

For the year ended March 31, 2001, SEGA's unaudited net sales and net loss were ¥242.9 billion and ¥51.7 billion, respectively.

Recent Developments

In April 2001, the Company announced its restructuring plan to reorganise the business activities of SEGA to improve profitability and to strengthen SEGA's financial structure. Accordingly, SEGA will seek to strengthen its consumer software business by developing software for game platforms of other game hardware manufacturers, discontinue the production of and withdraw from the sale of its consumer hardware products (including Dreamcast game systems), continue to strengthen its amusement game and amusement centre operations businesses, reduce personnel costs by reducing headcount by approximately 300 employees by the end of March 2002 and review other general and administrative expenses. In addition, the Company plans to reorganise its overseas subsidiaries, review and reorganise its network business and consolidate and reorganise its subsidiaries and affiliates more generally. In addition, SEGA will seek to dispose of underperforming assets such as buildings, properties and welfare facilities and certain investment securities.

On January 31, 2001, Mr. Isao Okawa, the former Chairman and President of the Company, donated 19,865,718 Shares and, with certain exceptions, all his personal assets to the Company and the Company assumed all of his liabilities. Mr. Okawa died on March 16, 2001. The net value of such donations was approximately ¥78 billion as at January 31, 2001.

The Offering

The following information assumes that the Managers do not exercise the Option granted by the Company to subscribe additional Bonds.

Securities Offered	¥50,000,000,000 principal amount of Zero Coupon Convertible Bonds due 2004
Offering Price	100 per cent
Closing Date	June 18, 2001
Over-allotment Option	The Company has granted Goldman Sachs International, on behalf of the Managers, the Option, exercisable from the date of the Offering Circular to two business days prior to the Closing Date, to subscribe up to an additional ¥5,000,000,000 principal amount of Bonds.
Clearance and Settlement........	The Bonds will be delivered through the book-entry facilities of Euroclear and Clearstream, Luxembourg.
Status	The Bonds will be direct, unconditional and unsecured obligations of the Company, ranking *pari passu* and ratably

without any preference among themselves and equally with all other unsecured obligations (other than subordinated obligations, if any) of the Company from time to time outstanding.

Conversion .... The Bonds may be converted into Shares at a conversion price of ¥2,398 per Share. The conversion price may be subject to adjustment as described in "Conditions of the Bonds—Conversion".

Taxes .... All payments by the Company in respect of the Bonds will be made without withholding of, or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Japan, or any authority therein or thereof having power to tax unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. If such withholding or deduction is so required, the Company will pay such additional amounts as may be necessary in order that the net amounts received by the Bondholders after such withholding or deduction shall equal the amounts which would have been receivable in respect of the Bonds in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Bond presented for payment: (i) by or on behalf of a holder (a) who is for Japanese tax purposes treated as a resident of Japan or a Japanese corporation, or (b) who is otherwise subject to such taxes, duties, assessments or governmental charges by reason of his being connected with Japan otherwise than by reason only of the holding of any Bond or the receipt of payment in respect of any Bond; or (ii) more than 30 days after the Relevant Date (as defined in the Conditions of the Bonds) except to the extent that the holder thereof would have been entitled to such additional amounts on presenting the same for payment as at the expiry of such 30-day period; or (iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26 to 27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or (iv) by or on behalf of a Bondholder who would have been able to avoid such withholding or deduction by presenting the relevant Bond to another Paying Agent in an European Union member state.

Redemption at Maturity .... Unless previously redeemed, converted or purchased and cancelled, the Company will redeem the Bonds at their principal amount on June 18, 2004.

Early redemption — Redemption at the option of the Company .... The Company may, at any time on or after June 18, 2002, on giving not less than 30 nor more than 60 days' irrevocable notice to the Bondholders redeem all, or some only, of the Bonds at their principal amount, provided that no redemption may be made unless the closing price of the Shares for each of the 20 consecutive trading days (as defined in the

Conditions of the Bonds), the last of which occurs not more than 30 days prior to the day upon which the notice of such redemption is first published, is at least 140 per cent of the Conversion Price in effect on each such trading day.

Redemption for taxation reasons .... If the Company satisfies the Trustee, immediately prior to giving the notice to Bondholders hereinafter referred to, that as a result of any change in or amendment to the laws of Japan, which becomes effective on or after June 1, 2001, or in or to the official or judicial interpretation or application of such laws, the Company would be required on the occasion of the payment of principal in respect of the Bonds to pay any additional amounts in accordance with Condition 7 of the Conditions of the Bonds, the Company may, having given not less than 30 nor more than 60 days' notice to Bondholders in accordance with Condition 12 (which notice shall be irrevocable) redeem all, but not some only, of the Bonds then outstanding at their principal amount.

Early redemption — *Kabushiki-Kokan/Kabushiki-Iten* .... If the Company resolves at its general meeting of shareholders, having given prior written notice to the Trustee of such general meeting of shareholders, to become a wholly-owned subsidiary of another company by exchanging or transferring all its outstanding Shares to another company pursuant to Article 352 *et seq.* or Article 364 *et seq.* of the Commercial Code of Japan ("*kabushiki kokan" or "kabushiki iten*"), the Company shall immediately give notice to the Bondholders of such resolution. In such event, if the Trustee receives a legal opinion from a reputable Japanese law firm that it is legally possible under the then applicable Japanese law (taking into account the then official or judicial interpretation or application of such laws), the Company shall use its best endeavours to ensure that the holder of each Bond then outstanding shall have the right (during the period such Bond shall be convertible) to receive, upon the exercise of the Conversion Rights (as defined in the Conditions of the Bonds), the class and amount of shares, other securities and property receivable upon such *kabushiki kokan* or *kabushiki iten*, as the case may be, by a holder of the number of Shares into which such Bond would have been converted immediately prior to such *kabushiki kokan* or *kabushiki iten*, as the case may be. See Condition 5.4.

If the legal opinion contemplated above is not obtained, or if, despite the Company using its best endeavours, the transaction cannot be structured in the manner contemplated above, the Company may redeem all, but not some only, of the Bonds then outstanding at the percentage of the principal amount of the Bonds specified in Condition 6.4, after giving not less than 30 nor more than 60 days' notice to the Bondholders and prior to the effective date of such *kabushiki kokan* or *kabushiki iten*, as the case may be.

Trustee .... The Law Debenture Trust Corporation p.l.c.

Principal Paying, Conversion and Replacement Agent .... The Sumitomo Mitsui Banking Corporation

Paying and Conversion Agent ...	The Sanwa Bank, Limited
Luxembourg Paying, Conversion and Replacement Agent	Mizuho Trust & Banking (Luxembourg) S.A.
Listing and Trading	Application has been made to list the Bonds on the Luxembourg Stock Exchange.
Lock-up	Subject to certain exceptions, the Company has agreed that it will not, and will procure that none of its directors and officers will for a period of 90 days after the Closing Date, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of securities substantially similar to the Bonds or the Shares (including but not limited to any securities convertible into or exchangeable for Shares or which carry rights to subscribe or purchase Shares) or enter into a transaction (including a derivative transaction) having an effect on the market in the Shares similar to that of a sale or publicly announce any intention to do any of such things or deposit any Shares (or any securities convertible into or exchangeable for Shares or which carry rights to subscribe or purchase Shares) in any depositary receipt facility, without the prior written consent of Goldman Sachs International on behalf of the Managers. Subject to certain exceptions, CSK Corporation has agreed that it will not for a period of 90 days after the Closing Date, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Shares or any options or warrants to purchase any Shares, or any securities convertible into, exchangeable for or that represent the right to receive Shares whether now owned or hereinafter acquired, owned directly by it (including holding as a custodian) or with respect to which it has beneficial ownership without the prior written consent of Goldman Sachs International on behalf of the Managers.
Use of Proceeds	The net proceeds from the issue of the Bonds, which are estimated to be approximately ¥48.6 billion, will be applied to redeem ¥10.0 billion of 2.00 per cent unsecured notes due 2001, ¥10.0 billion of 2.15 per cent unsecured notes due 2001 and ¥5.0 billion of 2.27 per cent unsecured notes due 2002 of the Company. The Company also has made and intends to make investments for development of game software for game platforms of other manufacturers and payments incurred in connection with the restructuring plan with the balance being applied toward working capital purposes.
ISIN Code	XS0130639239
Common Code	013063923

Prior to making an investment decision, prospective investors should carefully consider, along with other matters set out in this Offering Circular, the following considerations:

Change in Business Model as part of Restructuring Plan

SEGA's success depends on its ability to successfully implement its new business model and the restructuring plan. SEGA announced on January 31, 2001 its plans to discontinue the production of its Dreamcast video game console system. Pursuant to its restructuring plan announced on April 19, 2001, SEGA intends to concentrate on its core game software and amusement businesses and restructure its network service business. See "Business—Restructuring Plan". Accordingly, it may be difficult to evaluate SEGA's business and prospects based on its historical financial condition and results of operations as period-to-period comparisons of the operating results of SEGA before and after the change in business model may not be meaningful. In addition, this change in SEGA's business model will involve certain risks, expenses and difficulties frequently encountered by companies that are involved in changing their business model. There can be no assurance that the change in business model will be successfully made.

Restructuring Plan

On April 19, 2001, SEGA announced its restructuring plan. See "Business—Restructuring Plan". The restructuring plan includes certain qualitative and quantitative business and financial targets for SEGA through March 31, 2004. The restructuring plan will involve changing SEGA's business model and in particular, adapting its consumer software business model which focused on developing game software for SEGA hardware platforms to a model which will focus on developing game software for multiple hardware platforms, a new business model for SEGA. Implementation of the restructuring plan will require substantial attention from SEGA's management. In addition, SEGA will face various financial, operational and other risks inherent in implementing a restructuring plan. There can be no assurance that SEGA will be able to successfully implement the restructuring plan or meet any of the targets within the given time frame.

History of Net Losses

SEGA has experienced significant losses in the past. For the years ended March 31, 1998, 1999, 2000 and 2001, SEGA had net losses of approximately ¥35.6 billion, ¥42.9 billion, ¥42.9 billion and ¥51.7 billion, respectively, mainly due to operating losses in the consumer products business. There can be no assurance that SEGA will record net income for the year ended March 31, 2002 or future periods. See "Recent Business".

Liquidity and Indebtedness

SEGA will require liquidity for investments related to its change in business model and for payments related to its restructuring plan which has already been accrued for the year ended March 31, 2001. In addition, the Company has four bank loans, other than the short term loans of ¥23 billion it currently expects to repay in June and July 2001, with an aggregate outstanding principal amount of ¥27 billion maturing between September 2001 and March 2002. The Company has proposed that its bank lenders roll-over all of these loans. There can be no assurance that such banks will agree to roll-over all or a sufficient portion of the outstanding principal amount of such loans.

The Company will repay ¥25 billion of outstanding bonds out of the outstanding ¥30 billion in straight bonds the Company had as at March 31, 2001 and the Company also had ¥24.6 billion in convertible bonds as at March 31, 2001. See "Capitalisation".

The Company believes that cash inflow from operations, loans from banks and the proceeds of the Offering will provide the Company with sufficient resources to finance future liquidity needs. However, there can be no assurance that it will not need to secure additional financing and that such financing will be available on commercially acceptable terms or in a timely manner. If, for any reason, adequate liquidity is not available when it is needed, the business and prospects of the Company could be adversely affected.

Market Conditions in Principal Market

SEGA develops and sells products in Japan and overseas. In the year ended March 31, 2001, SEGA's amusement machine and amusement operations sales in Japan accounted for approximately 90 per cent of its total net sales for such segment while its consumer products sales accounted for approximately 50 per cent and 40 per cent of its total net sales for such segment in Japan and the U.S., respectively. Japan has experienced prolonged economic stagnation which has resulted in a

significant decline in consumer demand. There can be no assurance that the economic conditions in Japan will improve or that any such improvement will increase consumer spending. Further, there can be no assurance that the business, financial condition and results of operations of SEGA will not be affected by the continuation of such economic stagnation or decreased consumer spending.

Game Software Industry and Competition

The interactive software business has historically been a volatile and highly dynamic industry affected by changing technology, limited hardware platform life cycles, hit products, competition, component supplies, seasonality (reflected in increased sales during the holiday seasons), consumer spending and other economic trends. Product development schedules, particularly for new hardware platforms, are difficult to predict because they involve creative processes, use of new development tools for new platforms and the learning process, research and experimentation associated with development for new technologies. This may affect the launch, and supply, of new game hardware, which in turn may affect the release, and supply, of game software for such hardware. If the launch of new game hardware is delayed or the demand for such hardware cannot be met by manufacturers, game software publishers, such as the Company, may be adversely affected as they will be unable to release game software for such new hardware and, even if released, the number of potential customers may be limited due to the limited total sales of such hardware. The business is also intensely competitive. A variety of companies offer products that compete or will compete directly with one or more of SEGA's products. These direct competitors vary in size from very small companies to companies with financial, managerial and technical resources comparable to or greater than those of SEGA. SEGA's chief competitor on dedicated game platforms may be the hardware manufacturer/licensor, to which SEGA may have to pay royalties and manufacturing charges as such manufacturer/licensor may develop game software for its own platforms.

Influence of Hardware Platform Manufacturers

A large portion of SEGA's consumer products revenues have been derived from the sale of products designed to be played on SEGA's proprietary video game platforms. In order for SEGA to successfully execute its change in business model, in addition to the software development agreements entered into with Sony Computer Entertainment, Inc. ("Sony Computer Entertainment") and Nintendo Co., Ltd. ("Nintendo"), it will have to enter into licence arrangements with leading or potentially leading hardware platform manufacturers including Sony Computer Entertainment, Microsoft Corporation ("Microsoft") and Nintendo for the right to publish software products for their platforms. There can be no assurance that such licence arrangements will be entered into in a timely fashion or on terms acceptable to SEGA.

Even if such licence arrangements are entered into, there will be significant risks for SEGA due to the resulting interdependent nature of its business with that of the platform manufacturers. Such platform manufacturers may impose some conditions over the approval and manufacturing of SEGA's software products. It is also possible that such platform manufacturers may not have sufficient production capacity to satisfy SEGA's scheduling requirements during any period of sustained demand. The success of SEGA's products will also be significantly affected by market acceptance of the new game hardware systems and the life span of older hardware platforms, and SEGA's ability to accurately predict these factors with respect to each platform. In many cases, SEGA may have expended a large amount of development and marketing resources on products designed for new video game systems that have not yet achieved large installed bases, or will have continued product development for older hardware platforms that may have shorter life cycles than SEGA expected. Conversely, if SEGA does not choose to develop for a platform that achieves significant market acceptance, or discontinues development for a platform that has a longer life cycle than expected, SEGA's revenue growth may be adversely affected.

Similarly, SEGA may have incurred large development costs for software for new platforms which may arrive to the market later than announced. Any extended delay in the launch of any new platform, particularly over a peak sales season, may adversely affect the financial result of SEGA. In addition, the announcement by the major manufacturers of new game platforms can affect the demand for game software for existing platforms, as consumers may choose to wait for the new platforms rather than buy game software for their existing ones.

In recent years, the rapid growth of the Internet has resulted in the development of interactive software games for play over the Internet. In addition, the Internet capability of 128-bit video game consoles may accelerate the popularity of Internet-based games which are accessible through personal computer, mobile telephones, personal digital assistants and other equipment. SEGA is developing Internet-based games and despite some success with a limited number of products, Internet-based games have not sufficiently contributed to the financial position of SEGA. If the Internet becomes a popular avenue for interactive software games, SEGA will need to rapidly develop and release games for the Internet and establish a profitable business model for Internet-based games. As part of its restructuring plan, SEGA is reorganising its network game business. If SEGA is not able to respond in a timely manner to the increasing popularity of Internet-based games, SEGA's business, financial position and results of operations may be adversely affected.

Dependency on Key Personnel

SEGA believes that its success will depend on continued employment by it of senior management and key technical personnel, especially software developers and game creators (the "key personnel"). SEGA's success also depends on the continued involvement of the members of the Board of Directors of the Company. The familiarity of these individuals with the industries in which SEGA does business makes them especially critical to SEGA's success. In addition, SEGA's success is dependent on its ability to attract, train, retain and motivate high quality key personnel. The loss of the services of any of the Company's senior management or SEGA's key personnel may harm its business.

Concentration of Ownership

CSK Corporation beneficially owned approximately 24.1 per cent of the Company's outstanding common stock as of March 31, 2001. As a result, CSK Corporation has substantial influence over the Company on various matters, including the election of directors. There can be no assurance that the interests of the Company will not conflict with the interests of CSK Corporation.

Overseas Operations

SEGA's consumer products are also sold in international markets, primarily in the United States and Western Europe. As a result SEGA is subject to risks that can have a significant impact on its operating results, including: the risk that its products will not be popular with non-Japanese consumers; increased costs to develop foreign language versions of its products; increased credit risks and collection difficulties; fluctuations in foreign currency exchange rates; and international political, regulatory and economic developments.

Possibility of Infringement Claims

As the number of software entertainment products increases and the features and content of these products further overlap, software developers may become subject to infringement claims. Although the Company make reasonable efforts to ensure that its products do not violate the intellectual property rights of others, the Company cannot be certain that claims of infringement will not be made. Any such claims, with or without merit, can be time consuming and expensive to defend. The Company cannot be certain that infringement claims against it will not result in costly litigation or require it to seek to license the intellectual property rights of third parties, which licences may not be available on acceptable terms, if at all.

Legal Proceedings

SEGA is party to routine litigation incidental to its business. SEGA may also face a range of claims, with or without merit, including claims relating to product liability, labour and employee matters, corporate income and other taxes and the content of its software. Any such claims can be time consuming and expensive to defend and may result in publicity which does not cast a favourable light on SEGA. SEGA may also be ordered to pay damages under any such claims.

Similarly, SEGA may be affected by legal proceedings which impacts an industry in which it participates. For example, recently, both the Tokyo High Court and the Osaka High Court ruled that

may allow secondhand software sellers to expand in Japan affecting the markets for new software, and thus, the results of operations of the Company.

Donated Shares

On January 31, 2001, Mr. Isao Okawa, the former Chairman and President of the Company donated 19,865,718 Shares and, with certain exceptions, all his personal assets to the Company and the Company assumed all of his liabilities. Mr. Okawa died on March 16, 2001. The net value of such donations was approximately ¥78 billion as at January 31, 2001. While the Company has title to such Shares and other assets, there can be no assurance that a third party will not claim against such assets.

In addition, a proposed amendment to the Commercial Code of Japan (the "Commercial Code") would restrict the manner in which treasury shares may be disposed. If such amendment became law, the Company would be restricted in its ability to dispose of treasury shares and make liquid such treasury shares.

Potential Volatility of Share Price

Disclosures of SEGA's operating results particularly if below the estimates of securities industry analysts, announcements of various events by SEGA, its competitors or other industry participants and the development and marketing of new titles affecting the game software industry, as well as other factors, may cause the market price of the Shares to change significantly over short periods of time. Past financial performance should not be considered a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

Unaudited Financial Statements

The Company's consolidated and non-consolidated financial statements as at, and for the year ended, March 31, 2001 are unaudited and based on the *Kessan Tanshin* published on May 22, 2001 in Japanese which has been translated into English. There can be no assurance that such unaudited financial statements are comparable in all respects to the Company's audited financial statements.

The following terms and conditions, subject to completion and amendment and save for the paragraph in italics, will be endorsed on the Bonds in definitive form:

This Bond is one of a series of ¥50,000,000,000 Zero Coupon Convertible Bonds due 2004 (the "**Bonds**") of ¥5,000,000 each issued by SEGA CORPORATION (the "**Company**") and constituted by a trust deed (the "**Trust Deed**") dated 18th June, 2001 made between the Company of the one part and The Law Debenture Trust Corporation p.l.c. (the "**Trustee**", which expression shall include its successors as trustee under the Trust Deed) of the other part. The Trustee acts as trustee for the holders for the time being of the Bonds (the "**Bondholders**") in accordance with the provisions of the Trust Deed, copies of which are available for inspection at the registered office for the time being of the Trustee, being at the date of issue hereof at Fifth Floor, 100 Wood Street, London EC2V 7EX and at the specified office(s) of each of the Principal Paying Agent, the other Paying Agents and the Conversion Agents referred to in Conditions 4 and 5 (the "**Principal Paying Agent**", the "**Paying Agents**" and the "**Conversion Agents**", respectively). References herein to the Paying Agents shall, unless the context otherwise requires, include the Principal Paying Agent and any other or further paying agent(s) appointed by the Company from time to time. The Bondholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and are deemed to have notice of those applicable to them of the Paying and Conversion Agency Agreement (as defined in the Trust Deed). The statements in these terms and conditions (the "**Conditions**") include summaries of, and are subject to, the detailed provisions of the Trust Deed. Any terms defined in the Trust Deed shall have the same meanings when used herein except where otherwise indicated.

The principal amount of the Bonds is subject to increase pursuant to the Option granted to Goldman Sachs International on behalf of the Managers, exercisable on or before 14th June, 2001, to issue an additional ¥5,000,000,000 principal amount of the Bonds.

1. Form, Denomination, Title and Status

The Bonds are issued in bearer form in the denomination of ¥5,000,000 each, serially numbered. Title to the Bonds will pass by delivery. The Bonds are direct, unconditional and (subject to the provisions of Condition 2) unsecured obligations of the Company, ranking *pari passu* and rateably without any preference among themselves and, except for the provisions of Condition 2 and with the exception of obligations in respect of national and local taxes and certain other statutory exceptions, equally with all other unsecured obligations (other than subordinated obligations, if any) of the Company from time to time outstanding.

2. Negative Pledge

So long as any of the Bonds remains outstanding (as defined in the Trust Deed), the Company will not create or have outstanding any mortgage, charge, pledge or other security interest upon the whole or any part of its property or assets, present or future, in order to secure, for the benefit of holders thereof, any existing or future international bond issue (as defined below), or to secure for the benefit of holders thereof payment under any guarantee or indemnity or other like obligation in respect thereof, without in any such case at the same time according to the Bonds, either the same security as is created or is outstanding in respect of such international bond issue, or such guarantee or indemnity or other like obligation in respect thereof, or such other security or guarantee as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the Bondholders or as the Bondholders shall approve by an Extraordinary Resolution (as defined in the Trust Deed).

As used in this Condition 2, "**international bond issue**" means any issue of bonds, debentures, notes or other similar securities (with a stated maturity of more than one year from the creation thereof) of the Company or any other person which (i) either are by their terms payable, or confer a right to receive payment, in or by reference to any currency other than yen or, if more than 50 per cent. of the aggregate principal amount thereof is initially offered or distributed outside Japan by or with the authorisation of the Company or, if not the Company, the issuer thereof, are denominated or payable in or by reference to yen and (ii) are for the time being, or are intended to be, quoted, listed, dealt in or traded on any stock exchange or over-the-counter or other similar securities market outside Japan.

In the event that payment of any amount in respect of any Bond is improperly withheld or refused, such unpaid amount will bear interest (both before and after judgment) from the date of default to the earlier of (i) the day on which all sums due in respect of such Bond up to but excluding that day are received by or on behalf of the relevant Bondholder and (ii) the day seven days after the Principal Paying Agent has notified Bondholders of receipt of all sums due in respect of all the Bonds up to but excluding that seventh day (except to the extent that there is a failure in the subsequent payment to the relevant Bondholders under these Conditions) at the rate of interest per annum determined by the Principal Paying Agent as being equal to the offered rate quoted by a leading bank in the Euro-yen market selected by the Principal Paying Agent for deposits in yen for the period of three months, as at 11.00 a.m. (London time) on the date of such default. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each.

4. Payments

4.1 Payments in respect of the Bonds will be made against surrender of the Bonds at any specified office outside Japan of any Paying Agent. Such payments will be made by a yen cheque drawn on, or by transfer to a yen account (in the case of payment to a non-resident of Japan, to a non-resident yen account) maintained by the payee with, a bank in Tokyo, subject in all cases to any fiscal or other laws and regulations applicable thereto, but without prejudice to the provisions of Condition 7.

4.2 The initial Principal Paying Agent and the other Paying Agents and their specified offices are set out at the end of these Conditions. The Company reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of the Principal Paying Agent or any other Paying Agents and to appoint another Principal Paying Agent or other or further Paying Agents, provided that it will at all times maintain (i) a Principal Paying Agent, (ii) Paying Agents having specified offices in London and one other city in Europe which, so long as the Bonds are listed on the Luxembourg Stock Exchange, shall be Luxembourg and (iii) if a European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th to 27th November, 2000 comes into force, a Paying Agent with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to such Directive or any law implementing or complying with, or introduced in order to conform to, such Directive. Notice of any such termination or appointment and of any changes in the specified offices of the Principal Paying Agent or any other Paying Agents will be given to the Bondholders in accordance with Condition 12.

4.3 If the due date for payment of any amount in respect of any Bond is not a business day, then the holder thereof shall not be entitled to payment of the amount due until the next following business day and no further payment will be made as a consequence of the day on which the relevant Bond may be presented for payment under this Condition 4.3 falling after the due date. In this Condition 4.3, "**business day**" means any day on which banks are open for business in the place of the specified office of the Paying Agent at which the Bond is presented for payment and (in the case of payment by transfer to a yen account as referred to above) on which dealings in foreign currency may be carried on both in Tokyo and in such place.

5. Conversion

5.1.1 The right of a Bondholder to convert any Bond hereunder is hereinafter called the "**Conversion Right**". Subject to and upon compliance with the provisions of this Condition 5, any Bond may be converted, at the option of the holder thereof, at any time on and after 2nd July, 2001 and up to the close of business (at the place where the Bond is deposited for conversion) on 11th June, 2004 (but in no event thereafter) or, if such Bond shall have been called for redemption prior to 11th June, 2004, then up to the close of business (at the place as aforesaid) on the date fixed for redemption thereof into fully-paid and non-assessable Shares (as defined below). The number of Shares to be issued on conversion of this Bond shall be determined by dividing the principal amount of this

Conversion Date (as hereinafter defined), but subject to the provisions of Condition 5.1.2.

5.1.2 Subject as provided in Condition 5.5, fractions of a Share will not be issued on conversion and no adjustment or cash payment will be made in respect thereof. However, if more than one Bond shall be deposited for conversion at any one time by the same Bondholder, the number of Shares which shall be issued upon conversion thereof shall be calculated on the basis of the aggregate principal amount of the Bonds so deposited.

5.1.3 The price at which Shares shall be issued upon conversion (the "**Conversion Price**") shall initially be ¥2,398 per Share, subject to adjustment in the manner provided in Condition 5.3 and Clause 7.8 of the Trust Deed.

5.1.4 Notwithstanding the provision of Condition 5.1.1, if the Company shall default in making payment in full in respect of any Bond which shall have been redeemed pursuant to Condition 6.2 or 6.3 prior to 11th June, 2004 on the date fixed for redemption thereof, the Conversion Right attaching to such Bond shall continue to be exercisable up to and including the close of business (at the place where the Bond is deposited for conversion) on the date upon which the full amount of the moneys payable in respect of such Bond has been duly received by the Trustee or the Principal Paying Agent and notice of such receipt has been duly given to the Bondholders in accordance with Condition 12 or, if earlier, 11th June, 2004.

5.1.5 Notwithstanding anything herein to the contrary, if and so long as the Company is prohibited under any applicable law, rule, regulation, judgment or order or decree of, or as interpreted by, any governmental or regulatory body, instrumentality or court for the time being in effect, from delivering a certificate or certificates for Shares which but for such law would have been deliverable upon conversion of Bonds or upon retroactive adjustment of the Conversion Price as provided in Condition 5.2.2, then the Company shall pay or cause to be paid in yen to or to the order of the converting Bondholder a cash amount equal to the Market Value (as defined in Clause 7.7 of the Trust Deed) of the Shares in respect of which a certificate or certificates cannot be delivered, all as more particularly described in Clause 7.7 of the Trust Deed.

5.1.6 As used in these Conditions the expression "**Shares**" has the meaning ascribed thereto in the Trust Deed. The Company has covenanted in the Trust Deed to keep available free from pre-emptive or other rights for the purpose of effecting the conversion of the Bonds such number of its authorised but unissued Shares as would be required to be issued upon conversion of all the Bonds outstanding from time to time and will ensure that all Shares delivered upon conversion of Bonds will be duly and validly issued and fully-paid and non-assessable. The Company has covenanted in the Trust Deed to use its best endeavours to obtain and maintain the listing for the Shares on the Tokyo Stock Exchange or, if it is unable to do so having used such best endeavours, use its best endeavours to obtain and maintain a listing of the Shares in Japan on such other stock exchange or stock exchanges as the Company with the prior written approval of the Trustee may from time to time reasonably determine and give notice of the identity of such stock exchange or exchanges to the Bondholders in accordance with Condition 12. If any such listing for the Shares cannot be maintained, the Company shall give notice of the same to the Bondholders in accordance with Condition 12.

5.2.1 To exercise the Conversion Right attached to any Bond, the holder thereof shall complete, sign and deposit at the specified office of a Conversion Agent at his own expense during normal business hours of the Conversion Agent with which the Bond is to be deposited for conversion a notice of conversion (the "**Conversion Notice**"), in the form obtainable from any Conversion Agent, together with the relevant Bond.

The initial Conversion Agent, the initial Custodian (as defined in the Trust Deed) and their respective specified offices are set out at the end of these Conditions. The Company reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of the Custodian or any Conversion Agent and to appoint

another Custodian and further or other Conversion Agents, provided that there shall always be a Custodian, being a non-resident of Japan and having a specified office outside Japan, and that the Company will at all times maintain Conversion Agents having specified offices in London and one other city in Europe which, so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of such exchange shall so require, shall be Luxembourg. Notice of any such termination or appointment and of any changes in the specified offices of the Custodian or the Conversion Agents will be given to the Bondholders in accordance with Condition 12. The Custodian has initially appointed The Sumitomo Trust and Banking Company, Limited as the Custodian's Agent (as defined in the Trust Deed) at its specified office set out at the end of these Conditions and may, with the prior written approval of the Trustee, alter such appointment at any time. The Company shall give notice to the Bondholders in accordance with Condition 12 of any change in the Custodian's Agent and/or its specified office.

As a condition precedent to conversion, the Bondholder must pay to such Conversion Agent (or make arrangements satisfactory to the Conversion Agent for the payment of) all stamp, issue, registration or other similar taxes and duties (if any) arising on conversion in the country in which the Bond is deposited for conversion or payable in any jurisdiction consequent upon the issue or delivery of Shares to or to the order of a person other than the converting Bondholder. Except as aforesaid, the Company will pay the expenses arising on the issue of Shares on conversion of the Bonds and all charges of the Conversion Agents in connection therewith.

The date on which any Bond and the Conversion Notice relating thereto are deposited with a Conversion Agent, or on which all conditions precedent to the conversion thereof are fulfilled, whichever shall be later, is hereinafter referred to as the "**Deposit Date**" applicable to such Bond. The request for conversion shall be deemed to have been made, and accordingly the conversion will become effective, at 23.59 hours (London time) on the Deposit Date applicable to the relevant Bond (and the next calendar day, being the calendar day in Japan on which such time in London falls, is herein referred to as the "**Conversion Date**" applicable to such Bond). A Conversion Notice once deposited shall not be withdrawn without the consent in writing of the Company.

5.2.2 The Company shall procure that the relevant Conversion Agent shall, with effect as at the Conversion Date, endorse the Conversion Notice on behalf of the Custodian. With effect from the Conversion Date, the Company shall deem the Custodian to have become the holder of record of the number of Shares to be issued upon such conversion (disregarding any fraction of a Share resulting from such conversion, except as provided in Condition 5.5, and also disregarding any retroactive adjustment of the Conversion Price pursuant to Clause 7.8 of the Trust Deed prior to the time such retroactive adjustment shall have become effective). Thereafter, the Company shall, subject to any applicable limitations then imposed by Japanese law, as soon as practicable issue and deliver to the Custodian's Agent a certificate or certificates for the relevant Shares registered in the name of the Custodian together with any other securities, property or cash (including cash payable pursuant to Condition 5.1.5) required to be delivered upon conversion and the Custodian's Agent shall, according to the request made in the relevant Conversion Notice, either:

(i) as soon as practicable, and in any event within 14 days after the Conversion Date (unless the Company fails to make delivery thereof to the Custodian's Agent as aforesaid), deliver to the order of the person named for that purpose in the relevant Conversion Notice at the specified office in Japan for the time being of the Custodian's Agent, such certificate or certificates for the relevant Shares, together with any such other securities, property or cash required to be delivered on conversion and such assignments and other documents (if any) as may be required by law to effect the transfer thereof; or

(ii) as soon as practicable, and in any event within 21 days after the Conversion Date (unless the Company fails to make delivery thereof to the Custodian's Agent as aforesaid), despatch to the order of the person named for that purpose, and at the

Custodian's Agent) and in the manner specified in the relevant Conversion Notice (the expense and risk of despatch at any such place being that of the converting Bondholder), such certificate or certificates for the relevant Shares, together with any such other securities, property or cash required to be delivered on conversion and despatch to the order of the person named for that purpose, and at the place in Japan and in the manner specified in the relevant Conversion Notice, such assignments and other documents (if any) as may be required by law to effect the transfer thereof.

If the Conversion Date in relation to any Bond shall be on or after a date with effect from which an adjustment to the Conversion Price takes retroactive effect pursuant to any of the provisions of Clause 7.8 of the Trust Deed and the relevant Conversion Date falls on a date when the relevant adjustment has not yet been reflected in the then current Conversion Price, the Company shall procure that the provisions of this Condition 5.2.2 shall be applied, *mutatis mutandis*, to such number of Shares as is equal to the excess of the number of Shares which would have been required to be issued on conversion of such Bond if the relevant retroactive adjustment had been given effect as at the said Conversion Date over the number of Shares previously issued pursuant to such conversion, and in such event and in respect of such excess number of Shares references in (i) and (ii) of this Condition 5.2.2 to the Conversion Date shall be deemed to refer to the date upon which such retroactive adjustment is first reflected in the Conversion Price.

5.2.3 Any annual dividend or interim dividend (being a cash distribution pursuant to Article 293-5 of the Commercial Code) on the Shares issued upon conversion of a Bond or Bonds with respect to the Dividend Accrual Period (as defined below) during which the relevant Conversion Date falls shall be paid with respect to the full Dividend Accrual Period as if the conversion had taken effect at the beginning of such Dividend Accrual Period. The Shares issued upon conversion of the Bonds will in all other respects rank *pari passu* with the Shares in issue on the relevant Conversion Date (except for any right the record date for which precedes such Conversion Date and any other right excluded by mandatory provisions of applicable law).

A "**Dividend Accrual Period**" means the six-month periods, ending on 30th September, or 31st March, in each year, provided that, if the Company shall change its fiscal year so as to end on a date other than 31st March, such period shall be deemed to be amended *mutatis mutandis.*

5.3 The Conversion Price will be subject to adjustment in certain events set out in Clause 7.8 of the Trust Deed including:

(i) the making of any Stock Split (as defined below);

(ii) the consolidation or reclassification of Shares;

(iii) the granting, issue or offer to the holders of Shares of rights or warrants entitling them to subscribe for or purchase Shares, or any securities convertible into or exchangeable for Shares, at a consideration per Share (as defined in the Trust Deed) receivable by the Company less than the current price per Share (as so defined);

(iv) the distribution to the holders of Shares of evidences of indebtedness, shares or capital stock of the Company (other than Shares) or assets (excluding annual or interim dividends but including the payment or making of any Extraordinary Dividend (as defined below)) or rights or warrants to subscribe for or purchase shares or securities (other than those rights and warrants mentioned in Condition 5.3(iii) above);

In this paragraph:

(a) "**Extraordinary Dividend**" means, in relation to an Annual Fiscal Period, the amount by which the Percentage Dividend Yield resulting from any dividend declared by the Company on the Shares exceeds the sum of 5

per cent. plus the average of the Percentage Dividend Yields resulting from such dividends declared in respect of the three Annual Fiscal Periods immediately preceding that period;

(b) "**Annual Fiscal Period**" means a period commencing on 1st April and ending on the succeeding 31st March provided that, if the Company shall change its fiscal year so as to end on a date other than 31st March, Annual Fiscal Period shall be deemed to be amended *mutatis mutandis*;

(c) "**Percentage Dividend Yield**" means the percentage figure derived from the following formula:

$$\frac{D}{P} \times 100 \text{ per cent.}$$

where:

D equals the dividend distributed by the Company on each Share (but for the purpose of calculating the average of the Percentage Dividend Yields in the definition of Extraordinary Dividend in (a) above, D shall exclude any amount representing an Extraordinary Dividend); and

P equals the last reported sales price (regular way) of the Shares on the Tokyo Stock Exchange for the applicable Annual Fiscal Period;

(v) the issue of securities convertible into or exchangeable for Shares (other than the Bonds or in any of the circumstances mentioned in Condition 5.3(iii) above), or of rights or warrants to subscribe for or purchase Shares or securities convertible into or exchangeable for Shares (other than any of the circumstances mentioned in Conditions 5.3(iii) and 5.3(iv)) at a consideration per Share less than the current market price per Share;

(vi) the issue of Shares (other than Shares issued on conversion or exchange of any convertible or exchangeable securities, including the Bonds, issued by the Company or on the exercise of any rights or warrants granted, offered or issued by the Company or in any of the circumstances described in Conditions 5.3(i) and 5.3(ii) above and other than Shares issued to shareholders of any company which merges into the Company, upon such merger, in proportion to their shareholding in such company immediately prior to such merger) at a consideration per Share less than the current market price per Share; and

(vii) the distribution to the holders of Shares of shares of a company and any cash or other assets, following the split of the Company's business (*shinsetsu bunkatsu* or *kyushu bunkatsu*),

provided, however, that the Conversion Price will not be reduced as a result of any such adjustment, and the Company covenants in the Trust Deed not to take any action which would otherwise reduce the Conversion Price to such an extent that, under applicable law then in effect, Bonds may not be converted at such reduced Conversion Price into legally issued, fully-paid and non-assessable Shares. No adjustment will be made where such adjustment would be less than one yen. Any adjustment not so made will be carried forward and taken into account in any subsequent adjustment. Any adjustment will be notified to the Bondholders in accordance with Condition 12.

As used herein, the expression "**Stock Split**" means any kind of stock split in relation to the Shares, including a free share distribution, a stock dividend or a sub-division of Shares.

5.4 In the case of any consolidation or amalgamation of the Company with, or merger of the Company into, any other corporation (other than a consolidation, amalgamation or merger in which the Company is the continuing corporation), or in the case of any sale or transfer of all or substantially all of the assets of the Company, the Company shall forthwith inform the Trustee of such event and if, having regard to the requirements of Japanese or other applicable law regarding the effecting or evidencing of the consolidation, amalgamation, merger, sale or transfer, the Trustee deems it necessary,

or the corporation into which the Company shall having merged or the corporation which shall have acquired such assets, as the case may be, to execute a trust deed supplemental to the Trust Deed providing that the holder of each Bond then outstanding shall have the right (during the period such Bond shall be convertible) to convert such Bond into the class and amount of shares and other securities and property receivable upon such consolidation, amalgamation, merger, sale or transfer by a holder of the number of Shares into which such Bond could be converted immediately prior to such consolidation, amalgamation, merger, sale or transfer. Such supplemental trust deed shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in Condition 5.3 and Clause 7.8 of the Trust Deed. The above provisions of this Condition 5.4 shall apply in the same way to any subsequent consolidations, amalgamations, mergers, sales or transfers.

In the event that the Company resolves at its general meeting of Shareholders to become a wholly-owned subsidiary of another company by exchanging or transferring all its outstanding Shares to another company pursuant to Article 352 *et seq.* or Article 364 *et seq.* of the Commercial Code (*kabushiki kokan* or *kabushiki iten*), the Company shall immediately give notice to the Bondholders in accordance with Condition 12 of such resolution. In such event, if the Trustee receives a legal opinion from a reputable Japanese law firm that it is legally possible under the then applicable Japanese law, the Company shall use its best endeavours to structure the transaction in a manner which ensures that the holder of each Bond then outstanding shall have the right (during the period such Bond shall be convertible) to receive, the class and amount of shares, other securities and property receivable upon such *kabushiki kokan* or *kabushiki iten*, as the case may be, by a holder of the number of Shares into which such Bond would have been converted immediately prior to such *kabushiki kokan* or *kabushiki iten*, as the case may be. The above provisions of this Condition 5.4 shall apply in the same way to any subsequent *kabushiki kokan* or *kabushiki iten*.

5.5 If the Shares in issue are combined or consolidated at any time on or after 18th June, 2001 into a smaller number of Shares by operation of law or otherwise, then the Company and the Trustee shall endeavour to agree as to whether a certificate or certificates representing fractions of a Share shall be issued by the Company and/or a cash adjustment shall be made and (i) if agreed, the Company shall, in accordance with the agreement with the Trustee, issue such certificate or certificates for such fractions of a Share to the extent permitted by applicable law with or without a cash adjustment or make a cash adjustment therefor and (ii) in the event of failure of such agreement, the Trustee shall in its discretion determine, having regard to the practices then prevailing in Japan and in accordance with the applicable provisions of Japanese law, whether or not such certificate or certificates for such fractions of a Share and/or such cash adjustment shall be issued and/or made by the Company to the converting Bondholder, and such determination shall in the absence of manifest error be final and binding upon the Company, whereupon the Company shall issue such certificate or certificates and/or make such cash adjustment as determined by the Trustee. Notice of such agreement between the Company and the Trustee or determination made by the Trustee shall promptly be given by the Company to the Bondholders in accordance with Condition 12.

6. Redemption and Purchase

6.1 Unless previously redeemed, converted or purchased and cancelled as herein provided, the Company will redeem the Bonds at their principal amount on 18th June, 2004.

6.2 On and after 18th June, 2002 and prior to maturity, the Company may, having given not less then 30 nor more than 60 days' notice to the Bondholders in accordance with Condition 12 (which notice shall be irrevocable), redeem all, or from time to time some only (being ¥5,000,000 in principal amount or an integral multiple thereof), of the Bonds then outstanding at their principal amount, provided, however, that no such redemption may be made unless the closing price of the Shares for each of the 20 consecutive trading days (as defined below), the last of which occurs not more than 30 days prior to

cent. of the Conversion Price in effect on each such trading day.

As used herein, the expression "**trading day**" means a day when the Tokyo Stock Exchange is open for business, but does not include a day when (i) no such last sales price is reported and (ii) (if the Shares are not listed or admitted to trading on such exchange) no such closing bid and offered prices are furnished as aforesaid.

Upon the expiration of any such notice, the Company shall be bound to redeem the Bonds to which such notice relates at their principal amount on the date fixed for such redemption.

6.3 If the Company satisfies the Trustee, immediately prior to giving the notice to Bondholders hereinafter referred to, that, as a result of any change in or amendment to the laws of Japan, which becomes effective on or after 1st June, 2001, or in or to the official or judicial interpretation or application of such laws, the Company would be required on the occasion of the payment of principal in respect of the Bonds to pay any additional amounts in accordance with Condition 7, the Company may, having given not less than 30 nor more than 60 days' notice to Bondholders in accordance with Condition 12 (which notice shall be irrevocable) redeem all, but not some only, of the Bonds then outstanding at their principal amount. Upon the expiration of such notice, the Company shall be bound to redeem the Bonds at their principal amount on the date fixed for such redemption.

6.4 If the legal opinion contemplated in Condition 5.4 is not obtained, or if, despite the Company using its best endeavours, the transaction cannot be structured in the manner so contemplated by Condition 5.4, the Company may, having given not less than 30 nor more than 60 days' notice to Bondholders in accordance with Condition 12 (which notice shall be irrevocable) and prior to the effective date of such *kabushiki kokan* or *kabushiki iten,* as the case may be, redeem all, but not some only, of the Bonds then outstanding at the following redemption prices:

Period during which the redemption date falls	Redemption price (per cent.)
From 19th June, 2001 to 17th June, 2002	102
From 18th June, 2002 to 17th June, 2003	101
From 18th June, 2003 to 17th June, 2004	100

Upon the expiration of such notice, the Company shall be bound to redeem the Bonds at the applicable redemption price.

6.5 The Company and/or any of its Subsidiaries (as defined in the Trust Deed) may at any time purchase Bonds in the open market or otherwise. Such Bonds may, at the option of the Company or the relevant Subsidiary, be held, resold or cancelled. The Bonds so purchased, while held by or on behalf of the Company or any of its Subsidiaries, shall not entitle the holder to vote at any meeting of Bondholders and shall be deemed not to be outstanding for the purpose of calculating the quorum at a meeting of Bondholders or for the purposes of Conditions 9, 10 and 13.

6.6 All Bonds which are redeemed or converted will forthwith be cancelled. All Bonds so cancelled and the Bonds purchased and cancelled pursuant to Condition 6.5 shall be forwarded to the Principal Paying Agent and may not be reissued or resold.

6.7 All notices to Bondholders given by or on behalf of the Company pursuant to this Condition 6 will specify the Conversion Price as at the date of the relevant notice, the closing price of the Shares (as defined above) as at the latest practicable date prior to the publication of the notice, the applicable redemption price of the Bonds, the last day on which the Conversion Right may be exercised and the aggregate principal amount of the Bonds outstanding as at the latest practicable date prior to the publication of the relevant notice. In the case of a partial redemption the notice shall also contain (i) the certificate numbers of the Bonds to be redeemed, which shall have been drawn in such place as the Trustee may approve and in such manner as it deems appropriate in such

account of prevailing market practices, subject to compliance with any applicable laws and stock exchange requirements, (ii) the certificate numbers of any Bonds drawn at prior drawings and not presented for payment and (iii) the aggregate principal amount of the Bonds which will be outstanding after the partial redemption.

6.8 References in these Conditions or in the Trust Deed to principal in respect of any Bond shall, where the context so requires, be deemed to include a reference to premium (if any) payable thereon pursuant to Condition 6.

7. Taxation

All payments by the Company in respect of the Bonds will be made without withholding of, or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Japan, or any authority therein or thereof having power to tax unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. If such withholding or deduction is so required, the Company will pay such additional amounts as may be necessary in order that the net amounts received by the Bondholders after such withholding or deduction shall equal the amounts which would have been receivable in respect of the Bonds in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Bond presented for payment:

(i) by or on behalf of a holder (a) who is for Japanese tax purposes treated as a resident of Japan or a Japanese corporation, or (b) who is otherwise subject to such taxes, duties, assessments or governmental charges by reason of his being connected with Japan otherwise than by reason only of the holding of any Bond or the receipt of payment in respect of any Bond; or

(ii) more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to such additional amounts on presenting the same for payment as at the expiry of such 30-day period; or

(iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th to 27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv) by or on behalf of a Bondholder who would have been able to avoid such withholding or deduction by presenting the relevant Bond to another Paying Agent in an European Union member state.

As used herein, the "**Relevant Date**" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Principal Paying Agent or the Trustee on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect shall have been duly published in accordance with Condition 12.

Any reference in these Conditions to principal or premium (if any) shall be deemed also to refer to any additional amounts which may be payable under this Condition 7 or any undertakings or covenants given in addition thereto or in substitution therefor pursuant to the Trust Deed.

8. Prescription

Each Bond will become void unless presented for payment within the period of ten years from the Relevant Date for the payment thereof.

9. Events of Default

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution shall (subject in each case to being indemnified to its satisfaction), give notice in writing to the Company that the Bonds are due and repayable, after the occurrence of any of the following events:

when and as the same ought to be paid in accordance with these Conditions; or

(ii) the Company defaults in the performance or observance of any covenant, condition or provision contained in the Trust Deed or in the Bonds and on its part to be performed or observed (other than the covenant to pay the principal of any of the Bonds), and (except where the Company receives certification from the Trustee that such default is not capable of remedy, in which case no such notice (as is mentioned below) shall be required) such default continues for the period of 30 days next following the service by the Trustee on the Company of notice requiring the same to be remedied; or

(iii) the obligation to repay any indebtedness for money borrowed by the Company or any Principal Subsidiary (as defined below) and having an aggregate outstanding principal amount of at least U.S.$3,000,000 (or its equivalent in any other currency or currencies) is accelerated prior to its stated maturity (otherwise than pursuant to a provision permitting prepayment at the option of the Company or the relevant Principal Subsidiary) or steps are taken to enforce the security therefor, or any such indebtedness having an aggregate outstanding principal amount of at least U.S.$3,000,000 (or its equivalent in any other currency or currencies) is not paid at its stated maturity (or by the expiry of any applicable grace period as originally provided), or any such indebtedness due on demand having an aggregate outstanding principal amount of at least U.S.$3,000,000 (or its equivalent in any other currency or currencies) is not paid on demand (or at the expiration of any applicable grace period therefor); or

(iv) the Company or any Principal Subsidiary defaults in making any payment due under any guarantee and/or any indemnity given by any of them in respect of any obligation or indebtedness for money borrowed having an aggregate outstanding principal amount of at least U.S.$3,000,000 (or its equivalent in any other currency or currencies); or

(v) a final decree or order is made or issued by a court of competent jurisdiction adjudging the Company or any Principal Subsidiary bankrupt or insolvent, or approving a petition seeking with respect to the Company or any Principal Subsidiary a decree of commencement of reorganisation procedures or adjustment under the Bankruptcy Law, the Company Reorganisation Law, the Civil Rehabilitation Law, the Commercial Code or any other similar applicable law of Japan or any other jurisdiction or a final decree or order is made or issued by a court of competent jurisdiction for the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of the Company or any Principal Subsidiary or of all or any material part of the property of any of them, or for the winding-up, dissolution or liquidation of the Company or any Principal Subsidiary except (a) a winding-up, dissolution or liquidation for the purposes of or pursuant to a merger, consolidation, amalgamation or reconstruction whereby (in the case of the Company) the continuing corporation or the corporation formed as a result of the merger, consolidation, amalgamation or reconstruction effectively assumes all of the obligations of the Company under the Trust Deed and the Bonds or (in the case of a Principal Subsidiary) the undertaking, business and assets of such Principal Subsidiary are transferred to or otherwise vested in the Company or any other Subsidiary or the terms of the merger, consolidation, amalgamation or reconstruction have been previously approved in writing by the Trustee or (b) a voluntary winding-up, dissolution or liquidation of a Principal Subsidiary where there are surplus assets in such Principal Subsidiary attributable to the Company and/or any other Subsidiary and such surplus assets are distributed to the Company and/or such Subsidiary; or

(vi) a resolution is passed for the winding-up, dissolution or liquidation of the Company or any Principal Subsidiary (otherwise than in any of the circumstances referred to in the exceptions in Condition 9(v)) or the Company or any Principal Subsidiary institutes proceedings seeking adjudication of bankruptcy or seeking with respect to itself a decree of commencement of civil rehabilitation, commencement of reorganisation procedures or adjustment under the Bankruptcy Law, the Company Reorganisation Law, the Civil Rehabilitation Law, the Commercial Code or any other similar applicable law of Japan or any other jurisdiction, or consents to the institution of any such proceedings, or consents to, or acquiesces in, the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of it or of all or any material part of its property, or makes a general assignment for the benefit of its creditors; or

(vii) (a) the Company or any Principal Subsidiary stops payment (within the meaning of the Bankruptcy Law or any other applicable similar law) or (b) the Company ceases, or through an

than in any of the circumstances referred to in the exceptions in Condition 9(v)) or (c) the Company or any Principal Subsidiary is unable (in the opinion of the Trustee) to pay its debts as they fall due; or

(viii) any encumbrancer takes possession of the whole or (in the opinion of the Trustee) any material part of the assets or undertakings of the Company or any Principal Subsidiary or a distress, execution or other similar process is levied or enforced upon or sued out against the whole or any part, which is (in the opinion of the Trustee) material, of the property of the Company or any Principal Subsidiary and is not removed, discharged or paid out within 60 days or such longer period as the Trustee may consider appropriate in relation to the jurisdiction concerned;

and in the case of any of the events described in Conditions 9(ii), 9(iii), 9(iv) and 9(viii) and in the case of any Principal Subsidiary, in addition, Conditions 9(v), 9(vi) and 9(vii), the Trustee shall have certified in writing to the Company that the event is, in its opinion, materially prejudicial to the interests of the Bondholders.

For the purposes of Conditions 9(iii) and 9(iv), any indebtedness which is in a currency other than U.S. dollars shall be translated into U.S. dollars at the spot rate for the sale of U.S. dollars against the purchase of the relevant currency quoted by any leading bank selected by the Trustee on any day when the Trustee requests such a quotation for the purposes aforesaid.

Upon any such notice being given to the Company, the Bonds shall immediately become due and repayable at their principal amount.

"Principal Subsidiary" means any Consolidated Subsidiary (as defined in the Trust Deed) of the Company (i) whose net sales, as shown by the latest audited non-consolidated financial statements (or where the Consolidated Subsidiary itself prepares consolidated financial statements, whose consolidated net sales as shown by the audited consolidated financial statements) of such Consolidated Subsidiary used for the purposes of preparing the latest audited Consolidated Financial Statements (as defined in the Trust Deed) being made up, are at least five per cent. of the total net sales of the Company and its Consolidated Subsidiaries as shown by such Consolidated Financial Statements or (ii) whose total assets as shown by the audited non-consolidated financial statements (or, where the Consolidated Subsidiary itself prepares consolidated financial statements, whose consolidated total assets as shown by the audited consolidated financial statements) of such Consolidated Subsidiary used for the purposes of preparing the latest audited Consolidated Financial Statements being made up are at least five per cent. of the total assets of the Company and its Consolidated Subsidiaries as shown by such audited Consolidated Financial Statements. A report by the Auditors (as defined in the Trust Deed) that in their opinion a Consolidated Subsidiary is or is not or was or was not at a specified date a Principal Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

10. Enforcement

At any time after the Bonds shall have become due and repayable, the Trustee may, at its discretion and without further notice, take such proceedings against the Company as it may think fit to enforce repayment of the Bonds together with accrued default interest, if any, pursuant to Condition 3 and to enforce the provisions of the Trust Deed, but it shall not be bound to take any such proceedings unless (i) it shall have been so directed by an Extraordinary Resolution of the Bondholders or so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding and (ii) it shall have been indemnified to its satisfaction. No Bondholder shall be entitled to proceed directly against the Company unless the Trustee, having become bound so to proceed, fails to do so within a reasonable period of time and such failure shall be continuing.

11. Replacement of Bonds

Should any Bond be lost, stolen, destroyed, mutilated or defaced, it may be replaced at the specified office of the Replacement Agent as may from time to time be appointed by the Company with the prior written approval of the Trustee, upon payment by the claimant of the expenses incurred in connection therewith and on such terms as to evidence and indemnity (which shall require, inter alia, that, if the

allegedly lost, stolen or destroyed Bond is subsequently deposited for conversion into Shares, or if such Bond is subsequently presented for redemption or is subsequently purchased by the Company or any Subsidiary, there shall be paid to the Company on demand the principal amount of such Bond) as the Company may reasonably require. Mutilated or defaced Bonds must be surrendered before replacements will be issued.

12. Notices

All notices to the Bondholders will be valid if published in the *Financial Times* and, as long as the Bonds are listed on the Luxembourg Stock Exchange, the *Luxemburger Wort.* If publication in either of such newspapers is not practicable, notices will be given in such other newspaper or newspapers as the Company, with the prior written approval of the Trustee, shall determine. Such notices shall be deemed to have been given on the date of their publication or, if published more than once or on different dates, on the first date on which publication shall have been made in the newspaper or newspapers in which publication is required.

13. Meetings of Bondholders; Modification and Waiver

The Trust Deed contains provisions for convening meetings of the Bondholders to consider any matter affecting their interests, including modification by an Extraordinary Resolution of any provision of these Conditions or of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution shall be two or more persons holding or representing over 50 per cent. in principal amount of the Bonds from the time being outstanding, or at any adjourned meeting two or more persons being or representing Bondholders (whatever the principal amount of Bonds held or represented), except that at any meeting the business of which includes the modification of certain provisions of the Bonds or of the Trust Deed (including modifying the date of maturity of the Bonds, reducing or cancelling the amount of principal payable in respect of the Bonds or altering the currency of payment of the Bonds or abrogating or modifying any Conversion Rights), the necessary quorum for passing an Extraordinary Resolution shall be two or more persons holding or representing not less than 75 per cent., or at any adjourned such meeting over 50 per cent., in principal amount of the Bonds for the time being outstanding. An Extraordinary Resolution duly passed at any such meeting shall be binding on all the Bondholders, whether present or not.

The Trustee may, without the consent of the Bondholders, agree to any modification (except as aforesaid) of the Trust Deed or the Bonds (including these Conditions) or to any waiver or authorisation of any breach or proposed breach by the Company of the provisions of the Trust Deed or the Bonds which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Bondholders or to any modification of the Trust Deed or the Bonds (including these Conditions) which is of a formal, minor, or technical nature made to correct a manifest error or in order to comply with mandatory provisions of Japanese law. Any such modification, waiver or authorisation shall be binding on the Bondholders and any such modification shall (unless the Trustee agrees otherwise) be notified to the Bondholders in accordance with Condition 12 as soon as practicable thereafter.

In connection with the exercise by it of any of its trusts, powers, authorities and descriptions (including, without limitation, any modification, waiver or authorisation), the Trustee shall have regard to the general interests of the Bondholders as a class and shall not have regard to any interests arising from circumstances particular to individual Bondholders (whatever their number) and in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Bondholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim, from the Company, the Trustee or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Bondholders except to the extent already provided for in Condition 7 and/or any undertaking given in addition thereto or in substitution therefor under the Trust Deed.

14. Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking steps to enforce the provisions of the Trust Deed or of the Bonds. The Trustee is entitled to enter into business transactions with the Company or

therefrom.

15. Contracts (Rights of Third Parties) Act 1999

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Bonds, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

16. Governing Law and Submission to Jurisdiction

The Trust Deed and the Bonds are governed by, and shall be construed in accordance with, English law. The Company has in the Trust Deed submitted to the jurisdiction of the English courts for all purposes in connection with the Trust Deed and the Bonds and in relation thereto the Company has appointed SEGA Europe Ltd., presently of 266-270 Gunnersbury Avenue, London W4 5QB, as its agent in England for receipt of process on its behalf.

Each of the Temporary Global Bond and the Permanent Global Bond contains provisions which apply to the Bonds while they are in global form, some of which modify the effect of the Conditions of the Bonds set out in this document. The following is a summary of certain of those provisions:

1 Exchange

The Temporary Global Bond is exchangeable in whole or part for interests in the Permanent Global Bond on or after a date which is expected to be July 30, 2001 against certification of non-U.S. beneficial ownership in the form set out in the Temporary Global Bond. The Permanent Global Bond is exchangeable in whole but not in part (free of charge to the holder) for the definitive Bonds described below (i) on an Event of Default (as described in Condition 9 of the Conditions of the Bonds), (ii) if the Permanent Global Bond is held on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so or (iii) at any time at the option of the Company. Thereupon (in the case of (ii) above) the holder may give notice to the Trustee, and (in the case of (iii) above) the Company may give notice to the Trustee and the Bondholders, of its intention to exchange the Permanent Global Bond for definitive Bonds on or after the exchange date specified in the notice.

On or after any Exchange Date (as defined below), the holder of the Permanent Global Bond may surrender the Permanent Global Bond to or to the order of the Principal Paying Agent. In exchange for the Permanent Global Bond, the Company will deliver, or procure the delivery of, an equal aggregate principal amount of duly executed and authenticated definitive Bonds, security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form set out in the First Schedule to the Trust Deed. On exchange of the Permanent Global Bond, the Company will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant definitive Bonds.

"Exchange Date" means a day falling not less than 60 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Principal Paying Agent is located and, except in the case of exchange pursuant to (ii) above, in the cities in which the relevant clearing system is located.

2 Payments

No payments will be made on the Temporary Global Bond unless exchange for an interest in the Permanent Global Bond is withheld or refused. Payments of principal in respect of Bonds represented by the Permanent Global Bond will be made against presentation for endorsement and, if no further payment falls to be made in respect of the Bonds, surrender of the Permanent Global Bond to or to the order of the Principal Paying Agent or such other Paying Agent as shall have been notified to the Bondholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule of the Permanent Global Bond, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Bonds.

3 Conversion and Exchange

At any time when the relevant Bond(s) is/are represented by the Temporary Global Bond or Permanent Global Bond, the converting Bondholder must deposit the Conversion Notice with any Conversion Agent together with an authority to Euroclear to debit, or to procure Clearstream, Luxembourg to debit, the Bondholder's account *pro tanto*. With effect from the relevant Conversion Date, Euroclear or Clearstream, Luxembourg, as the case may be, shall debit the Bondholder's account with the number of the converted Bond(s) and the number of Bonds represented by the Temporary Global Bond or Permanent Global Bond shall be reduced accordingly.

4 Notices

So long as the Bonds are represented by the Permanent Global Bond and the Permanent Global Bond is held on behalf of a clearing system, notices to Bondholders may be given by delivery of the relevant notice to the relevant clearing system for communication by it to entitled accountholders in

as the Bonds are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices will be published in a leading newspaper having general circulation in Luxembourg which is expected to be the *Luxemburger Wort*).

5 Prescription

Claims against the Company in respect of the Bonds while the Bonds are represented by the Permanent Global Bond will become void unless they are presented for payment within a period of ten years from the Relevant Date (as defined in Condition 7 of the Bonds).

6 Meetings

The holder of the Permanent Global Bond will be treated as being two persons for the purposes of any quorum requirements of a meeting of Bondholders and, at any such meeting, as having one vote in respect of each Bond for which the Permanent Global Bond may be exchanged.

7 Purchase and Cancellation

Cancellation of any Bond required by the Conditions of the Bonds to be cancelled will be effected by reduction in principal amount of the Permanent Global Bond.

8 Trustee's Powers

In considering the interests of Bondholders while the Permanent Global Bond is held on behalf of a clearing system the Trustee may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to the Permanent Global Bond and may consider such interests as if such accountholders were the holder of the Permanent Global Bond.

9 Call Option

The option of the Company provided for in Conditions 6.2 or 6.3 of the Bonds shall be exercised by the Company giving notice to the Bondholders within the time limits set out therein and containing the information required by the Company.

The net proceeds from the issue of the Bonds, which are estimated to be approximately ¥48.6 billion (assuming the Option is not exercised), will be applied to redeem ¥10.0 billion of 2.00 per cent unsecured notes due 2001, ¥10.0 billion of 2.15 per cent unsecured notes due 2001 and ¥5.0 billion of 2.27 per cent unsecured notes due 2002 of the Company. The Company also has made and intends to make investments for development of game software for game platforms of other manufacturers and payments incurred in connection with the restructuring plan with the balance being applied toward working capital purposes.

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements of the Company and the notes thereto appearing elsewhere in this Offering Circular.

The Company's annual consolidated and non-consolidated financial statements as at, and for years ended, March 31, 1998, 1999 and 2000 have been prepared in accordance with accounting principles generally accepted in Japan ("Japanese GAAP") and audited by ChuoAoyama Audit Corporation. The Company's consolidated and non-consolidated financial statements as at, and for the year ended, March 31, 2001 are unaudited and based on the *Kessan Tanshin* published on May 22, 2001 by the Company in Japanese which has been translated into English with certain reclassifications and rearrangements in order to present it in a form more familiar to readers outside Japan. The Company's audited consolidated and non-consolidated financial statements as at, and for the year ended, March 31, 2001 are expected to be publicly available in Japan around the end of June, 2001 and will promptly be made available at the office of Mizuho Trust & Banking (Luxembourg) S.A., the Company's Luxembourg Paying Agent.

	Year ended/as at March 31,			
	1998	1999	2000	2001 (unaudited)
	(Millions of yen, except per Share data)			
Income Statement Data				
Net sales	¥331,605	¥266,194	¥339,055	¥242,913
Cost of sales	270,710	201,819	290,492	218,235
Selling, general and administrative expenses	74,862	62,287	88,917	76,697
Operating income (loss)	(13,967)	2,088	(40,354)	(52,019)
Income (loss) before income taxes	(32,809)	(32,650)	(43,429)	(55,493)
Net income (loss)	(35,635)	(42,881)	(42,880)	(51,730)
Balance Sheet Data				
Total assets	368,963	425,614	375,341	284,466
Current assets	197,588	255,874	211,378	96,853
Total liabilities	246,633	344,825	295,023	191,985
Short-term bank loans	12,655	17,154	21,008	38,306
Long-term debt (including current portion)	145,154	244,045	182,107	81,813
Total stockholders' equity	122,047	80,641	80,725	91,687
Per Share Data				
Net income (loss) (¥)	¥ (354.1)	¥ (425.3)	¥ (390.6)	¥ (341.6)
Cash dividend declared (¥)	38.0	39.0	—	—

The discussion in this section is based on the Company's consolidated financial statements as at, and for the years ended, March 31, 1999, 2000 and 2001 which have been prepared in accordance with Japanese GAAP and should be read in conjunction with the Company's financial statements and the notes thereto beginning on page 67 of this Offering Circular. The Company's consolidated and non-consolidated financial statements as at, and for the years ended, March 31, 1999 and 2000 have been audited by ChuoAoyama Audit Corporation. The Company's consolidated and non-consolidated financial statements as at, and for the year ended, March 31, 2001 are unaudited and based on the *Kessan Tanshin* published on May 22, 2001 by the Company in Japanese which has been translated into English with certain reclassifications and rearrangements in order to present it in a form more familiar to readers outside Japan.

Overview

SEGA's net sales are principally derived from consumer product sales, amusement machine sales and amusement centre operations. Consumer products include game hardware (production of which has been terminated since March 31, 2001) and software products, toys and educational equipment and amusement machines include arcade video games, medal games, prize games, vending machines, change machines, IC boards and karaoke machines.

The year ended March 31, 2001 proved to be difficult for the Japanese economy due to the continuing weak economic environment in Japan. The industry-wide weakness in consumer product sales and the amusement business contributed to SEGA's loss-making performance. In addition, this was compounded by the changing spending habits of consumers in Japan for entertainment products with the introduction of alternative technologies.

SEGA will require liquidity for investments related to its change in business model and for payments related to its restructuring plan which has already been accrued for the year ended March 31, 2001. As at March 31, 2001, the Company had four bank loans with an aggregate outstanding principal amount of ¥27 billion maturing between September 2001 and March 2002. The Company is in discussions with its bank lenders to roll-over all of these loans. As at the same date, the Company also had outstanding domestic and international bonds with an aggregate principal amount of ¥25 billion which will mature in October and December 2001 and February 2002. In addition, the Company procured short-term loans in April and May 2001, ¥23 billion of which will mature in June or July 2001 and are expected to be repaid with the proceeds from the Offering.

On January 31, 2001, Mr. Isao Okawa, the former Chairman and President of the Company donated 19,865,718 Shares and, with certain exceptions, all his personal assets to the Company and the Company assumed all of his liabilities. Mr. Okawa died on March 16, 2001. The net value of such donations was approximately ¥78 billion as at January 31, 2001. See Note 22 to the Notes to the consolidated financial statements.

In April 2001, the Company announced its restructuring plan to reorganise the business activities of SEGA to improve profitability and to strengthen SEGA's financial structure. Accordingly, SEGA will seek to strengthen its consumer software business by developing software for game platforms of other game hardware manufacturers, discontinue the production of and withdraw from the sale of its consumer hardware products (including Dreamcast game systems), continue to strengthen its amusement game and amusement centre operations businesses, reduce personnel costs by reducing headcount by approximately 300 employees by the end of March 2002 and review other general and administrative expenses. In addition, the Company plans to reorganise overseas subsidiaries, review and reorganise its network business and consolidate and reorganise subsidiaries and affliates. In addition, SEGA will seek to dispose of underperforming assets such as buildings, properties and welfare facilities and certain investment securities.

Effective April 1, 1999, the Company modified its approach for identification of consolidated subsidiaries and affiliates from the percentage-of-ownership approach to the effective control approach, in accordance with certain new accounting standards issued by the Business Accounting Deliberation Council. See Note 2(1) of the Notes to the consolidated financial statements.

For the year ended March 31, 2001, SEGA's net sales decreased by 28.4 per cent to ¥242.9 billion compared to the previous year primarily due to a decrease in net sales of consumer products and to a lesser extent, a decrease in net sales of amusement machines and amusement centre operations. Net sales generated by consumer product sales decreased ¥70.4 billion, or 37.8 per cent, to ¥115.8 billion mainly because of a decline of sales of Dreamcast game hardware resulting in part from the decision by the Company announced on January 31, 2001 to exit the consumer game hardware business. Net sales in amusement machines decreased ¥11.7 billion, or 15.8 per cent, to ¥62.2 billion mainly due to a decrease in amusement machine sales outside Japan. Net sales in amusement centre operations decreased ¥4.6 billion, or 5.8 per cent, to ¥74.7 billion primarily as a result of its implementation of the restructuring plan for its amusement centre operations since 1999. See "Business—Products and Services—Amusement Centre Operations".

Cost of sales decreased by 24.9 per cent, or ¥72.3 billion, to ¥218.2 billion. Selling, general and administrative expenses also decreased by 13.7 per cent, or ¥12.2 billion, to ¥76.7 billion. These decreases were primarily due to decreases in costs associated with the production and sale of Dreamcast game hardware including decreased production and development expenses as well as advertising and promotion costs. In addition, personnel expenses decreased as a result of lower headcount due in part to the implementation of an early retirement programme which was introduced in June 1999. As a result, SEGA suffered ¥52.0 billion of operating loss, an increase of 29.0 per cent compared to the previous year.

Other income consisted primarily of a gain on the Company's acceptance of donated assets from the late Mr. Okawa in January 2001 amounting to approximately ¥78 billion (see Note 22 to the Notes to the consolidated financial statements) as well as, to a lesser extent, a net gain on foreign exchange and in interest and dividend income. This was offset by other expenses consisting primarily of expenses related to the restructuring plan including a loss on write-down or disposal of inventories of ¥52.4 billion, amortisation of excess investment costs over net assets of ¥6.3 billion, loss on sale or dispoal of property and equipment of ¥3.8 billion and other restructuring related expenses. In addition, other expenses included a loss on valuation of investment securities of ¥10.2 billion, amortisation of pension liabilities of ¥2.4 billion and other expenses.

As a result, loss before income taxes and minority interest in earnings of consolidated subsidiaries increased to ¥55.5 billion or by 27.8 per cent over the prior year, and the net loss increased 20.6 per cent over the previous year, at ¥51.7 billion.

Consolidated results for the fiscal year ended March 31, 2000

For the year ended March 31, 2000, SEGA's net sales increased by 27.4 per cent to ¥339.1 billion compared to the previous year, mainly as a result of sales of Dreamcast in the United States and Europe. Net sales generated by consumer product sales amounted to ¥186.2 billion which accounted for 54.9 per cent of total net sales. Net sales in amusement centre operations decreased ¥13.9 billion, or 14.9 per cent, to ¥79.2 billion and net sales in amusement machines decreased ¥15.5 billion, or 17.3 per cent, to ¥73.9 billion primarily due to market saturation.

Cost of sales increased by 43.9 per cent, or ¥88.7 billion, to ¥290.5 billion. Selling, general and administrative expenses also increased by 42.8 per cent, or ¥26.6 billion, to ¥88.9 billion. These increases were primarily due to the costs of launching Dreamcast in the United States and Europe which included production and development expenses, advertising expenses and costs associated with establishing a sales network in such markets. As a result, SEGA suffered ¥40.4 billion of operating loss.

Other income amounted to ¥17.3 billion primarily due to a deemed gain as a result of an increase in share capital by Sega.Com, Inc. through the allocation of new shares to third parties and a gain on the sale of shares of ISAO Corporation. Other expenses amounted to ¥20.4 billion primarily due to ¥4.5 billion in provision for doubtful accounts, ¥1.6 billion in reserve for guaranteed obligation and ¥2.0 billion in additional benefits for retirees which were offset by a decline of ¥9.8 billion in loss on write-down or disposal of inventories in respect of consumer products and amusement machines.

As a result, loss before income taxes and minority interest in earnings of consolidated subsidiaries increased ¥10.8 billion, to ¥43.4 billion, and the net loss was at approximately the same level as the previous year, at ¥42.9 billion.

Capital Expenditure

During the three years ended March 31, 2000, SEGA's capital expenditure consisted mainly of leasing and purchasing cost for amusement machines, lease deposits and renovation costs of amusement centres. For the year ended March 31, 2001, approximately ¥16.0 billion of capital expenditure was invested mainly to purchase machines for arcade centres and to renovate existing amusement centres.

The Company estimates that SEGA's capital expenditure for the year ending March 31, 2002 will amount to approximately ¥10 billion, most of which will be applied for the opening of new amusement centres and the renovation of existing amusement centres. As a part of its restructuring plan, the Company plans to have a similar level of capital expenditure for its amusement business for each of the three years ending March 31, 2004.

The following table sets out the unaudited consolidated short-term debt and capitalisation of SEGA as at March 31, 2001, and as adjusted to give effect to the issue of the Bonds (assuming the Option is not exercised).

	As at March 31, 2001		
	Actual	As adjusted	
	(Millions of yen) (unaudited)	(Millions of yen) (unaudited)	(Thousands of U.S. dollars)[1] (unaudited)
Short-term debt:			
Short-term bank loans[3]	¥38,306	¥38,306	$309,169
Current portion of long-term debt	52,232	52,232	421,566
Long-term debt:			
1.70 per cent unsecured notes due 2002	5,000	5,000	40,355
2.00 per cent unsecured notes due 2001[4]	10,000	10,000	80,710
2.15 per cent unsecured notes due 2001[4]	10,000	10,000	80,710
2.27 per cent unsecured notes due 2002[4]	5,000	5,000	40,355
Zero-coupon convertible bonds due 2003	12,825	12,825	103,511
0.40 per cent convertible bonds due 2006	11,732	11,732	94,690
Unsecured loans, from banks:			
Due 2001 to 2003 with average interest of 1.884 per cent per annum	27,256	27,256	219,984
Total	81,813	81,813	660,315
The Bonds now being issued	—	50,000	403,551
Less: Current portion	52,232	52,232	421,566
Total long-term debt	29,581	79,581	642,300
Total debt	120,119	170,119	1,373,035
Shareholders' equity:			
Common stock, par value ¥50 per Share:			
Authorised: 600,000,000 Shares			
Issued: 162,398,464 Shares	117,919	117,919	951,727
Additional paid-in capital	117,440	117,440	947,861
Accumulated deficit	(100,185)	(100,185)	(808,596)
Unrealised gain (loss) of investment in securities	23	23	186
Treasury stock (20,097,058 Shares)	(33,647)	(33,647)	(271,566)
Translation adjustment	(9,863)	(9,863)	(79,604)
Total shareholders' equity	91,687	91,687	740,008
Total capitalisation	¥211,806	¥261,806	$2,113,043

Notes:

(1) The Bonds now being issued have been translated into U.S. dollars at the exchange rate of $1 = ¥123.9 for convenience purposes only.

(2) As at March 31, 2001, SEGA was contingently liable as guarantor of loans of other companies in the amount of ¥770 million ($6,215 thousand).

(3) In April and May, 2001, the Company incurred an aggregate amount of ¥23 billion in short-term loans from four Japanese financial institutions to finance a portion of its development costs for game software and a portion of its payments incurred in connection with the restructuring plan which it currently expects to repay in June and July, 2001.

(4) The Company expects to repay such notes out of the proceeds from the Offering.

(5) Save as described above, there has been no material change in the consolidated capitalisation of SEGA since March 31, 2001.

Dividends

The following table shows the cash dividends on the Shares (including interim cash dividends) paid by the Company to shareholders appearing on the register of Shares as at the dates indicated:

Date	Dividends per Share
March 31, 1998[1]	¥23
September 30, 1998[2]	16
March 31, 1999	23
September 30, 1999	—
March 31, 2000	—
September 30, 2000	—

Notes:
(1) Includes a special dividend of ¥8 per Share.
(2) Includes a special dividend of ¥1 per Share to commemorate the launch of Dreamcast.

The Company did not pay any dividends in respect of the year ended March 31, 2000 and does not propose to pay any dividends in respect of the year ended March 31, 2001. It is the present intention of the Board of Directors of the Company to prioritise the establishment of a sound asset base for its operations and pay cash dividends (including interim cash dividends) on its Shares subject to discretion of the Board of Directors, the Company's future earnings and financial condition and other factors, including legal restrictions on the payment of cash dividends.

Changes in Issued Share Capital

The Company has an authorised share capital of 600,000,000 Shares, of which 162,398,464 Shares with a par value of ¥50 each were in issue as at March 31, 2001.

The following table shows the changes in the issued share capital of the Company as at the dates indicated:

Date	Type of issue	Number of Shares issued	Total number of Shares in issue
Balance at March 31, 1998	—	—	100,633,718
March 31, 1999	Conversion of convertible bonds	2,585,985	103,219,703
March 31, 2000	Conversion of convertible bonds and exercise of stock option rights	19,276,017	122,495,720
April 3, 2000	Allotment to third parties (at a subscription price of ¥2,816 per Share)	36,000,000	158,495,720
September 30, 2000	Conversion of convertible bonds	42,840	158,538,560
March 31, 2001	Conversion of convertible bonds and exercise of stock option rights	3,859,904	162,398,464

Japanese Stock Market and Price Range of the Shares

The Shares are listed on the First Section of the Tokyo Stock Exchange and the Premier Marché of the Euronext Paris S.A. (the "Paris Stock Exchange").

The Tokyo Stock Exchange is the principal stock exchange in Japan. The most widely followed price index of stocks listed on the Tokyo Stock Exchange is the Nikkei Stock Average, an index of 225

corporation. In addition, the Tokyo Stock Exchange publishes the Tokyo Stock Price Index ("TOPIX"), an index of the market value of all stocks traded on its First Section.

The following table shows the high and low reported sales prices of the Shares on the Tokyo Stock Exchange, and the highs and lows of the daily closing Nikkei Stock Average and the closing level of the TOPIX for the periods indicated, all as reported by the Tokyo Stock Exchange:

	Price per Share		Nikkei Stock Average		TOPIX	
Calendar year	**High**	**Low**	**High**	**Low**	**High**	**Low**
1998	¥9,080	¥1,980	¥17,264.34	¥12,879.97	1,300.30	980.11
1999	3,460	1,360	18,934.34	13,232.74	1,722.20	1,048.33
2000	4,520	690	20,833.21	13,423.21	1,754.78	1,255.16
December	1,170	941	15,168.68	13,423.21	1,393.67	1,255.16
2001						
January	1,700	975	14,032.42	13,201.07	1,313.01	1,230.10
February	2,210	1,700	13,779.55	12,883.54	1,299.01	1,237.80
March	2,280	1,839	13,862.31	11,819.70	1,337.63	1,161.97
April	2,585	2,190	13,973.03	12,620.27	1,366.46	1,263.65
May	2,815	2,180	14,529.41	13,262.14	1,440.97	1,310.81

On May 31, 2001, the reported closing price of the Shares on the Tokyo Stock Exchange was ¥2,180 per Share. The closing Nikkei Stock Average and TOPIX on the same date were ¥13,262.14 and 1,310.81, respectively.

In March 1993, the Company established an American Depositary Receipt ("ADR") programme. The Company did not make any offering or issue new or additional Shares in relation to the programme and the ADRs are traded on the United States over-the-counter market.

Principal Shareholders

As at March 31, 2001, the 10 largest shareholders appearing on the Company's register of shareholders and the number and percentage of Shares held by them were as follows:

Name	Number of Shares held	Percentage of total Shares in issue
		(per cent)
CSK Corporation[1]	39,148,688	24.11
The Company[2]	19,870,532	12.24
Wadi	3,420,300	2.11
O.S. Capital	3,384,957	2.08
The Sumitomo Mitsui Banking Corporation	2,554,091	1.57
Hayao Nakayama Foundation for Science & Technology and Culture	2,400,000	1.48
Nippon Life Insurance Company	2,108,443	1.30
Hayao Nakayama	1,790,402	1.10
Japan Trustee Services Bank, Ltd.[3]	1,742,100	1.07
Omnitech Co., Ltd.	1,560,000	0.96
Pacific Products Co., Ltd.	1,560,000	0.96
S. Planning Co., Ltd.	1,560,000	0.96
Total	81,099,513	49.94

Notes:

(1) The only significant transactions between the Company and CSK Corporation comprise the payment by the Company of fees relating to the maintenance of computer systems and services in respect of computer systems development and the purchase by the Company of computer supplies.

(3) The Shares are held in trust.

As at March 31, 2001, the Directors and Corporate Auditors of the Company directly held an aggregate of 61,097 Shares, representing 0.04 per cent of the total Shares then in issue.

General

The Company's business originated in 1951 as an importer of amusement machines and was incorporated on June 30, 1960 under Japanese law. The Company commenced the manufacture of amusement machines in 1964 and the operation of amusement centres in 1965. Also in 1965 the Company adopted the name SEGA Enterprises, Ltd. In 1983, the Company entered the home video game market as a manufacturer of game hardware using proprietary platforms and game software for such platforms.

In 1984, Mr. Isao Okawa and Mr. Hayao Nakayama, the former Chairman and Vice Chairman of the Company, respectively, and other members of its management, together with CSK Corporation, acquired the Company. CSK Corporation remains a major shareholder in the Company. CSK Corporation is an independent systems integration company. The Company adopted its current name, SEGA CORPORATION, in November 2000.

Restructuring Plan

In April 2001, the Company announced its restructuring plan. The restructuring plan seeks to reorganise the business activities of SEGA to improve profitability and to strengthen SEGA's financial structure. In order to improve profitability, SEGA will seek to strengthen its consumer software business by developing software for game platforms of other game hardware manufacturers, discontinue the production of, and withdraw from the sale of, its consumer hardware products (including Dreamcast game systems), continue to strengthen its amusement game and amusement centre operations businesses, reduce personnel costs by reducing headcount by approximately 300 employees by the end of March 2002 and review other general and administrative expenses. In addition, the Company plans to reorganise overseas subsidiaries to concentrate on software sales and to become profitable, review its network business strategy and reorganise existing network business resources and consolidate and reorganise subsidiaries and affiliates with a view to achieving profitability.

SEGA will also seek to strengthen its financial structure. This includes SEGA's intention to record all expenses incurred in connection with its withdrawal from the consumer hardware business (including losses on sales and on disposals of Dreamcast game systems inventory), its reorganisation of overseas subsidiaries, its reorganisation of its network business resources, the decrease in value of its securities holdings and its taking a one-time charge for its underfunded pension liabilities as an extraordinary loss for the year ended March 31, 2001 although additional expenses in connection with such restructuring plan may be incurred during the year ending March 31, 2002. See "Recent Business". In addition, SEGA will seek to dispose of underperforming assets such as buildings, properties and welfare facilities and certain investment securities while managing its cash flow by implementing a freeze on purchase of investment securities and working with its lenders to manage its liquidity requirements. See "Investment Considerations—Restructuring Plan".

Strategy

The Company expects to return to profitability by implementing its strategy to strengthen and leverage off the "SEGA" brand, to focus on content and become a leading multi-platform content provider, to pursue synergies between its consumer products and amusement businesses, to successfully implement its restructuring plan to strengthen its network business and to maintain leadership in amusement machines and operations.

Strengthen and Leverage Off the "SEGA" Brand

The Company seeks to strengthen and leverage off the "SEGA" brand in all markets where its products are sold, which includes Japan, the United States and Western Europe. SEGA intends to continue to develop high quality consumer software that is innovative and entertaining so that consumer will continue to associate such products with the "SEGA" brand. This will also allow SEGA to increase its market share of the consumer software market. In addition, SEGA will further strengthen its leading market position with respect to its amusement machines and amusement centre operations

market by introducing new types of amusement machines.

Focus on Content and Become a Multi-platform Content Provider

The Company seeks to utilise its proven development capabilities and library of existing content to create innovative and entertaining software that will appeal to consumers. The Company has announced its intention to develop software for Microsoft's Xbox game system, Sony Computer Entertainment's Play Station 2 game system and Nintendo's Game Boy Advance and Game Cube game systems. SEGA's focus on content will allow it to create consumer software products for a range of game platforms, including games played over networks, personal computers, mobile devices and personal digital assistants which may or may not be exclusive to any such platform. SEGA will be able to mix and match existing and new content to create new software or re-launch old "hits" for new platforms. By becoming a multi-platform content provider, SEGA seeks to become a market leader in the consumer software industry.

SEGA seeks to form alliances with partners, such as mobile telephone companies, cable television companies, movie production companies, animation studios, music producers and other game software companies in order to pursue opportunities to develop rich, new and innovative content.

Pursue Synergies

In creating innovative consumer software products and entertaining amusement machines, SEGA is positioned to pursue synergies in developing games (including game concepts, various music and graphic technologies and other gaming technologies). SEGA seeks to leverage such synergies to provide a wider range of appealing games, as both consumer software products and amusement machines. For example, SEGA developed its popular "Virtua Fighter" consumer software after the success of its amusement machine carrying the same title. In addition, SEGA also seeks to pursue synergies between its amusement machines business and amusement centre operations business by monitoring consumer tastes and creating software which appeals to such tastes.

Implement Restructuring Plan

The Company announced its restructuring plan to return SEGA to profitability. The restructuring plan includes redirecting SEGA's efforts by focusing on consumer software products, amusement machine and amusement centre operations businesses. In addition, the restructuring plan calls for SEGA to withdraw from unprofitable businesses like the consumer hardware business, to restructure certain existing network and network-related businesses and to reorganise the Company's subsidiaries to focus on profitability. SEGA also seeks to improve its financial position by disposing of certain assets and recording extraordinary losses in the year ended March 31, 2001 in connection with the restructuring. SEGA seeks to fully implement such plan.

Strengthen Network Game Business

While SEGA has launched initiatives to enter the network game business using its Dreamcast game systems, such initiatives have not yet contributed to the profit of the Company. The Company seeks to strengthen SEGA's network business in Japan so that its games can be played over the Internet by using a wide range of game hardware, including personal computers, games systems, mobile devices, personal digital assistants and amusement machines. In addition, such network games would leverage off SEGA's consumer software and amusement businesses. As part of this effort, the Company has been reviewing and reorganising its Internet related subsidiaries and affiliates such as ISAO Corporation in Japan, Sega.com, Inc. in the U.S., Dreamarena Ltd. in Europe and Sega.com Asia Ltd. in Asia.

The Company believes that SEGA's volume and variety of game titles and other audio and video contents will be important in establishing its network game business in Japan.

Maintain Leadership in Amusement Machines and Operations

SEGA is the leading player in the amusement machine and amusement centre operations business in Japan. SEGA intends to maintain such leadership position by developing appealling and

since 1999, SEGA has rationalised its amusement centre operations by closing unprofitable amusement centres. From the current fiscal year the Company intends to seek opportunities to open new amusement centres. SEGA is also seeking to develop new types of amusement machines by itself or through alliances with partners.

Products and Services

The following table shows net sales, percentage of total net sales, cost of sales and operating expenses and operating income (loss) of SEGA for each of its business segments for the periods indicated:

	Year ended March 31,			
	1998	1999	2000	2001 (unaudited)
	(millions of yen)			
Consumer Product Sales[1]				
Net sales	¥114,457	¥84,694	¥186,189	¥115,753
Percentage of total net sales	34.5%	31.8%	54.9%	47.6%
Cost of sales and operating expenses	146,585	95,174	229,221	184,940
Operating income (loss)	(32,128)	(10,480)	(43,032)	(69,187)
Amusement Machine Sales				
Net sales[2]	123,949	89,390	73,919	62,225
Percentage of total net sales	37.4%	33.6%	21.8%	25.6%
Cost of sales and operating expenses	116,049	81,866	76,583	52,591
Operating income (loss)	7,900	7,524	(2,664)	9,634
Amusement Centre Operations				
Net sales	94,521	93,128	79,212	74,657
Percentage of total net sales	28.5%	35.0%	23.4%	30.7%
Cost of sales and operating expenses	84,271	87,922	74,610	66,415
Operating income (loss)	10,250	5,206	4,602	8,242
Total				
Net sales	331,605	266,194	339,055	242,913
Cost of sales and operating expenses	345,572	264,106	379,409	294,932
Operating income (loss)	(13,967)	2,088	(40,354)	(52,019)

Notes:

(1) This includes net sales of toys.

(2) This includes intersegment sales of ¥1,322 million, ¥1,018 million, ¥265 million and ¥9,722 million for the years ended March 31, 1998, 1999, 2000 and 2001 (unaudited), respectively.

SEGA's consumer products and amusement machines are sold worldwide in Japan, North America and Western Europe. On a consolidated basis, for the year ended March 31, 2001, SEGA generated approximately ¥22.9 billion of operating loss outside Japan. In April 2001, the Company announced that its overseas subsidiaries and affiliates would be reviewed and rationalised pursuant to its restructuring plan.

The following tables show net sales, cost of sales and operating expenses and operating income (loss) of SEGA by geographic area for the period indicated:

	Year ended March 31, 1998						
	Japan	North America	Europe	Other	Total	Eliminations and Corporate(2)	Consolidated Total
				(millions of yen)			
Net sales to:							
Outside customers	¥265,728	¥25,163	¥38,582	¥2,132	¥331,605	¥ —	¥331,605
Intersegment sales/transfers(1)	25,610	3,213	1,083	—	29,906	(29,906)	—
	291,338	28,376	39,665	2,132	351,511	(29,906)	331,605
Cost of sales and operating expenses	277,936	49,487	41,210	2,988	371,621	(26,049)	345,572
Operating income (loss)	13,402	(21,111)	(1,545)	(856)	(10,110)	(3,857)	(13,967)

	Year ended March 31, 1999						
	Japan	North America	Europe	Other	Total	Eliminations and Corporate(2)	Consolidated Total
				(millions of yen)			
Net sales to:							
Outside customers	¥209,528	¥21,604	¥33,563	¥1,499	¥266,194	¥ —	¥266,194
Intersegment sales/transfers(1)	19,212	3,616	1,245	—	24,073	(24,073)	—
	228,740	25,220	34,808	1,499	290,267	(24,073)	266,194
Cost of sales and operating expenses	226,827	22,083	38,293	2,692	289,895	(25,789)	264,106
Operating income (loss)	1,913	3,137	(3,485)	(1,193)	372	1,716	2,088

	Year ended March 31, 2000						
	Japan	North America	Europe	Other	Total	Eliminations and Corporate(2)	Consolidated Total
				(millions of yen)			
Net sales to:							
Outside customers	¥211,803	¥79,016	¥48,059	¥ 177	¥339,055	¥ —	¥339,055
Intersegment sales/transfers(1)	92,537	4,552	1,480	—	98,569	(98,569)	—
	304,340	83,568	49,539	177	437,624	(98,569)	339,055
Cost of sales and operating expenses	340,089	86,288	52,672	1,133	480,182	(100,773)	379,409
Operating income (loss)	(35,749)	(2,719)	(3,133)	(956)	(42,558)	2,204	(40,354)

	Year ended March 31, 2001 (unaudited)						
	Japan	North America	Europe	Other	Total	Eliminations and Corporate(2)	Consolidated Total
				(millions of yen)			
Net sales to:							
Outside customers	¥167,686	¥51,116	¥24,076	¥ 35	¥ 242,913	¥ —	¥242,913
Intersegment sales/transfers(1)	67,901	5,927	1,082	—	74,910	(74,910)	—
	235,587	57,043	25,158	35	317,823	(74,910)	242,913
Cost of sales and operating expense	255,067	66,409	38,663	46	360,185	(65,253)	294,932
Operating income(loss)	(19,480)	(9,366)	(13,505)	(11)	(42,362)	(9,657)	(52,019)

Notes:

(1) Intersegment means transactions between geographic areas.

(2) Eliminations and Corporate means elimination of intersegment transactions and operating expenses not allocated to a specific geographic region.

This category comprises the development and sale of game software and hardware for home video systems and personal computers as well as, to a lesser extent, the development and sale of toy, music and animation products.

Software products

Software in the form of CD-ROM (read-only memory) to be used in SEGA's home video systems is developed and published by the Company itself as well as by independent publishers. The CD-ROMs for SEGA's home video systems or platforms are themselves developed and manufactured by SEGA.

SEGA has developed several hit software products, some of which are targeted for the global market and others which are targeted for certain local markets. For example, the "Sonic Adventure Series" are targeted at the global market with approximately 2.2 million, 13 million, 7.8 million and 1.6 million copies being sold in Japan, the United States, Europe and Asia respectively. The "Sakura Wars Series" are targeted at the Japanese market with approximately 1.7 million copies being sold in Japan out of a total of approximately 1.8 million copies. With respect to single titles, approximately one million copies of "NFL 2K1" were sold in calendar year 2000. In addition, SEGA has compiled a library of software products developed for SEGA's home video systems. SEGA will be able to leverage its existing software from its library in creating software for non-SEGA platforms.

In January 2001, the Company announced its plans to become a multi-platform content provider. SEGA will continue to develop and publish software products for its platforms but will also work to enter into arrangements with other leading manufacturers of game hardware so that SEGA can develop and publish software products, on an exclusive or non-exclusive basis, for such other game platforms. While SEGA has not yet entered into any licensing agreements with any other hardware manufacturer, SEGA has announced its intention to develop software for Microsoft's Xbox game system, Sony Computer Entertainment's Play Station 2 game system and Nintendo's Game Boy Advance and Game Cube game systems. However, the Company has entered into software development agreements with Sony Computer Entertainment and Nintendo to initiate development efforts for such manufacturers. Sony Computer Entertainment's Play Station 2 game system was launched in 2000 and Nintendo's Game Boy Advance was launched in 2001 in Japan, the United States and Europe. Microsoft's Xbox game system is expected to be launched by December, 2001 in Japan and the United States and Nintendo's Game Cube game system are expected to be launched in September, 2001, November, 2001 and the early 2002 in Japan, the United States and Europe, respectively.

SEGA benefits from royalties on game software which are generally derived from licenses granted to third party publishers of games which are used on SEGA's hardware game consoles.

Hardware products

SEGA commenced its home video game business with the production of an 8-bit system and in 1988, commenced the marketing in Japan of the world's first 16-bit home video game system called "MEGADRIVE" ("GENESIS" in North America). In 1990, SEGA launched a full colour portable video game system called "GAME GEAR". In 1994, SEGA introduced its 32-bit home video game system, "SEGASATURN" in Japan, which was then launched in North America and Europe in 1995. In November 1998, SEGA introduced in Japan "Dreamcast", a 128-bit next generation home video game system, following an extensive advertising campaign. SEGA subsequently commenced sales of Dreamcast in North America and Europe. Dreamcast, through integrating a modem, was one of the first game systems that enabled users to access the Internet and enjoy on-line network gameplay with other Dreamcast users.

In January, 2001, the Company announced the discontinuation of Dreamcast and its withdrawal from the hardware products business. See "Investment Considerations—Change in Business Model as part of Restructuring Plan", "Recent Developments" and "—Restructuring Plan".

Toys

The Company is engaged in the development and sale of toys, game character or brand related goods and game prizes for amusement machines through its subsidiary, SEGA Toys, Ltd. ("SEGA

PICO is a computer for small children which can be connected to a TV set. SEGA Toys sold 2.5 million units of PICO and 8 million titles of picture book software for PICO since its launch. In April, 2000, SEGA Toys launched a robot-dog, POO-CHI, which can recognise six words, follow orders and grow up into one of three types of dogs depending on its training. SEGA Toys sells local versions of POO-CHI outside of Japan, in countries such as the United States, Israel, Greece, China and Korea.

Music

The Company is engaged in the production and sale of karaoke machines and karaoke content and provides a service through which mobile phone users can download various ring tones for their mobile phones through its subsidiary, SEGA Music Networks Co., Ltd. ("SEGA Music") which was established in October, 1994. SEGA Music has licensed 17,900 music titles. As of March 31, 2001, SEGA Music provides karaoke content to 30,000 karaoke machines and had approximately 1.3 million subscribers of its ring tone download service.

Animation

The Company is engaged in the development and sale of animation titles for TV programmes and movies through its affiliate, TMS Entertainment Ltd. ("TMS Entertainment"). For example, TMS Entertainment produced the animation series, most of which were broadcast in Japan.

Amusement Machines

SEGA is the leading developer and producer of commercial-use amusement machines in Japan. SEGA develops and produces a range of commercial-use amusement machines for sale in Japan and for export. These include a variety of video games, simulation games, prize game machines and other types of amusement machines (such as token game machines). In video game amusement machines, SEGA developed the "Virtua Fighter Series" three-dimensional fighting action games and the "Virtua Striker Series", football games which has been sold in Japan and exported to European countries. In simulation amusement machines, SEGA developed the driving simulation game called "F355 Challenge" and exported this mainly to Europe and the United States. In prize game machines, SEGA developed "UFO Catcher" which has been sold in Japan. In medal game machines, SEGA developed various horse racing games, such as "World Derby", "Royal Ascot" and "Star Horse" which were each sold in Japan. In addition, "Derby Owners Club", a simulation game based on a horse derby and "Print Club" photo sticker booths have been popular amusement machines.

SEGA believes that it is a leader in the development of amusement machines using advanced computer graphics and with the benefit of such technology SEGA dominates sales of amusement machines both in Japan and in overseas markets. In addition, utilising component synergies derived from its development of the Dreamcast system, SEGA has developed and launched the NAOMI system, a high-performance three-dimensional computer graphic printed circuit board which enables operators of amusement machine centres to achieve cost-efficiency. The NAOMI System is sold to other amusement machine producers. SEGA has sold approximately 100,000 units of NAOMI in Japan and approximately 70,000 units of NAOMI overseas for the three years since the launch of NAOMI. SEGA believes that NAOMI is a *de facto* standard among video boards for amusement machines.

Amusement Centre Operations

SEGA is the leading operator of amusement centres in Japan in terms of sales. SEGA operates its own amusement centres as well as those owned by others. SEGA has endeavoured since 1988 to establish high-tech amusement centres and amusement theme parks in suitable locations that appeal to a wide range of customers, including family groups. SEGA operates a range of amusement centres. Most of SEGA's amusement centres are called "SEGA WORLD" and are located in suburbs with each centre having approximately 825 square metres of floor space. Another category of amusement centres called "SEGA ARENA" are also located in suburbs but are larger with each centre having approximately 1,650 square metres or more of floor space. SEGA also has two categories of amusement centres designed for cities, "GIGO" which are larger than "Club SEGA" amusement centres. In addition, SEGA has an amusement theme park in Odaiba, Tokyo which is the largest complex in floor space among SEGA's amusement centres.

"Galbo" in Osaka and "Joypolis" in Yokohama. SEGA's amusement theme parks aim to achieve interactive entertainment by utilising advanced technology and SEGA's increasing know-how resource. To this end, SEGA can provide new types of recreation for its customers, including a variety of games, events and high-tech attractions, such as virtual-reality rides which draw upon the latest computer graphics, simulation and sensor technologies. In July 1997, SEGA introduced two new style amusement complexes, namely, "Festival Gate" in Osaka and "Club SEGA" in Yokohama, which provide synthetic entertainment by combining amusement centres with other activities such as movie theatres, bowling alleys, karaoke rooms, spas, restaurants and souvenir shops, and are situated in central locations attracting large numbers of potential customers, such as shopping malls.

Other than in its smaller franchised amusement centre operations, SEGA's theme parks and amusement centres include both SEGA's amusement machines and those produced by other companies. SEGA closely monitors customer usage of the machines in its amusement centres to assist in its product and title development and market.

In 1999, SEGA embarked on a programme of closing unprofitable amusement centres and reducing personnel in and outside of Japan. As a result, SEGA closed 236 centres and 97 centres during the years ended March 31, 2000 and 2001, respectively, including most amusement centres outside Japan with the exception of Taiwan. As at March 31, 2001, SEGA had a total of 537 amusement centres, 145 centres of which it owned and operated directly and 392 centres of which it operated on a revenue-sharing basis. The Company believes that a sufficient number of unprofitable amusement centres have been closed. Accordingly, pursuant to its restructuring plan, the Company intends to open new amusement centres in Japan during the three years ending March 31, 2004 where the Company sees opportunities to operate profitably.

In addition, in October 2000, the Company reorganised its amusement centre operations business into five newly established subsidiaries with each subsidiary responsible for operating the amusement centres in its geographic region.

Research, Development and Production

In the year ended March 31, 2001, SEGA's research and development expenditure was ¥22,568 million, representing 9.3 per cent of net sales, a decrease as compared with ¥30,631 million (9.0 per cent of net sales) in the previous year.

Consumer Products

Software products

SEGA has the capability to develop most of the software for its video game machines in-house. The development process for consumer software varies according to the type of product. In general, however, each software product requires the programming and production of a developed game concept by means of graphic displays and audio accompaniment. Game concepts may involve licensed or proprietary characters, names, images and/or themes that are developed into complete games by incorporating strategies, story lines and other characteristics. SEGA licenses the right to use names, images and characters in its game software from a wide range of entities including the United States National Basketball Association, the United States National Hockey League and Ferrarri and pays a royalty which varies from licence to licence. SEGA also has long experience in developing game software and has software designers and programmers as well as graphic artists and music producers with the necessary skills to design and develop, and who collaborate to create, new consumer software products.

Generally, new software products require a development period of between 18 to 24 months. SEGA believes that its experience in developing software for its game hardware gives it the capability to develop software for other game hardware. In addition, SEGA believes that its library of content will be an important source for new software for such other platform manufactures.

The production of consumer software products is outsourced to sub-contractors.

business activity and a key to its future success. Research and development ("R&D") is conducted at the Company's R&D Division in Tokyo and at nine development subsidiaries which were established in July 2000. These subsidiaries were established as a part of the reorganisation of business units within the Company to focus on core competencies and profitability. The Company also has one software development subsidiary in the U.S. which focuses on the development of sports games. SEGA employed approximately 890 engineers, which includes sound, graphic and other technical specialists as at March 31, 2001. SEGA applies the technology developed in relation to commercial-use amusement machines to its software products and believes that this significantly enhances its software products.

Hardware products

SEGA discontinued the production of consumer hardware products on March 31, 2001. See "Investment Considerations—Change in Business Model as part of Restructuring Plan", "Recent Business" and "—Restructuring Plan".

Amusement Machines

All manufacturing of SEGA's amusement machines is carried out by sub-contractors.

SEGA conducts R&D with respect to both amusement machine hardware and software. SEGA's R&D efforts include the further development of computer-graphics. Computer graphics are core technology which can provide a three-dimensional image and are used to create "virtual reality" in the latest generation of commercial-use amusement machines. SEGA believes that the combination of improved computer graphics and game system technology will enable it to develop significant new interactive multimedia products in the future, for the amusement machine market.

SEGA has not experienced, and does not foresee, any material difficulty in sub-contracting the manufacture of its amusement machines to sub-contractors that can manufacture amusement machines of acceptable quality and quantity at acceptable terms.

Sales and Distribution

The market for SEGA's products, particularly consumer products, is a volatile one. The timing of the introduction of new technology, the popularity of the products themselves, especially whether a software title achieves "hit" title status, seasonal demand (which peaks prior to and during holiday periods in the countries in which SEGA's goods are sold), the state of the local economy in such countries, and the yen exchange rate are the main factors which affect the level of sales in the various regions.

Consumer Products

Prior to January 2001, SEGA sold its consumer hardware and software products principally in Japan, the United States and Europe through its sales subsidiaries. SEGA sold its consumer hardware products with a view toward such hardware being a source of future sales of software. Since SEGA's withdrawal from the consumer hardware product business, SEGA is reviewing its sales and distribution network in light of the different sales and distribution needs of selling consumer software products for various platforms. In Japan and the United States, SEGA will continue to sell consumer software products for SEGA platforms through its sales subsidiaries while it may enter into agreements with independent distributors for sales in Europe.

Amusement Machines

Its amusement machines are sold directly to amusement centre operators and through distributors. Outside Japan, amusement machines are generally sold through overseas subsidiaries and independent distributors, depending upon the location.

as from April 1, 2001. The distribution network of SEGA Logistics covers amusement centres operated by SEGA and Namco as well as distributors of their products.

Competition

The Company believes that its strong brand and its continuing investment in research and development will enable it to maintain its competitive position in all its markets. Further the possibilities for application of its internally developed commercial-use amusement machines technology to its consumer products give it a particular advantage in the consumer products field.

SEGA is one of few companies engaged in each of the three areas comprised of the development and sale of software for both home video game systems and commercial-use amusement machines and the operation of amusement centres.

Consumer Products

The market for consumer software products is intensely competitive and is characterised by the frequent introduction of new hardware systems, software products and other innovations. SEGA believes that the most significant competitive factor in all of its major business lines is the ability to develop compelling content and bring it to market at the appropriate time to capitalise on ever-changing consumer preferences. The Company believes that its ability to develop content internally is an advantage over many of its competitors. However, SEGA's competitors vary in size from small companies to very large corporations which have significantly greater financial, marketing and product development resources than SEGA. Due to these greater resources, some competitors are better able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and pay higher fees to licensors of desirable properties.

SEGA's competitors and potential competitors in the consumer software products industry include other publishers of consumer software, including Konami Corporation, Capcom Co., Ltd., Namco Limited, Square Co., Ltd. and Enix Corporation, as well as overseas publishers such as Electronic Arts Inc., Acclaim Entertainment, Inc. and Activision, Inc.; integrated video game console hardware/software companies, such as Sony Computer Entertainment and Nintendo, which compete directly with SEGA in the development and publishing of software titles for their respective platforms; and large diversified entertainment or software companies, many of which own substantial libraries of available content and have substantially greater financial resources than SEGA, and which may decide to compete directly with SEGA or to enter into exclusive relationships with its competitors.

There are barriers to entry in the consumer software market, consisting mainly of the difficulty of developing the technical and creative resources as well as the distribution networks of established competitors. However, the development of the Internet as a medium for the distribution of consumer software, the use of the Internet to facilitate the formation of collaborative technical and creative networks, and the proliferation of programming tools and other resources may have the effect of reducing these barriers.

Amusement Machines

The Company believes that it is the leading producer of amusement machines in Japan. The Company believes that, in each of the three years ended March 31, 2001, its sales of amusement machines comprised approximately 50 per cent of total sales of amusement machines in Japan. SEGA has a long history in this business segment and is an established player in the market. SEGA's efforts in this business segment is supported by its investment in research and development and its experience with amusement centre operations.

Amusement Centre Operations

For amusement centre operations, SEGA is the leading participant in Japan, and its early development of a new concept in amusement centres, together with its introduction subsequently of high-tech, visual, interactive games, has enabled SEGA to maintain its competitive edge in this area over recent years.

Regulation of Consumer Software

Japan

No governmental entity in Japan is authorised to censor the content of software. The Computer Entertainment Software Association ("CESA"), is a Japanese industry association that conducts market research and education relating to computer entertainment software. CESA's members are corporations and individuals engaged in projects relating to the development, manufacture and sale of computer entertainment software and organisations comprised of such individuals or corporations. The Company and NEXTECH Co., Ltd., a software development subsidiary are a member of CESA.

CESA members agree to comply with ethical guidelines, including restrictions on the production and sale of software which contains discriminatory or defamatory expressions or expressions containing violence, gore, drug use or sexual behavior likely to instigate crime or have a negative effect on a young person's personality development. The basic guidelines of CESA's ethics regulations prohibit discriminatory or defamatory expressions in members' software. In addition, CESA has adopted a three-tiered software classification system for expressions of violence, gore, drug use or sexual behavior. Category "A" software contains no such expressions and requires no warning. Category "B" software may contain such expressions which are deemed not likely to instigate crime or have a negative effect on personality development. Category "C" contains such expressions which are deemed likely to instigate crime or have a negative effect on personality development.

Software rated A or B may be manufactured and distributed by CESA members. However, the manufacturer of software rated B is required to attach a rating label. CESA members are not permitted to sell software rated C.

International

The content of video game software is not subject to federal regulation in the United States. However, many consumer entertainment software publishers comply with the standardised rating system established by the Entertainment Software Rating Board ("ESRB"). SEGA of America Dreamcast, Inc. includes ESRB ratings on its games and includes the meanings of these ratings on its consumer software packages.

The ESRB is an independent entity established in 1994. It rates video games, websites and online games and reviews advertising created by the interactive game industry.

Mandatory government-imposed software products rating systems eventually may be adopted in many countries. Due to the uncertainties inherent in the implementation of such rating systems, confusion in the marketplace may occur and publishers may be required to modify or remove products from the market. However, the Company is unable to predict what effect, if any, such rating systems would have on its business. In addition, many foreign countries have laws which permit governmental entities to censor the content of certain works, including software. As a result, the Company and its subsidiaries may be required to modify some of their products or remove them from the market.

Law to Control Business that May Affect Public Morals

The Law to Control Business that May Affect Public Morals in Japan is applicable to amusement centres and includes regulations on location, hours of operation, minimum age requirements for customers and zoning regulations. In addition, an operator of the amusement centres must obtain a business licence from the relevant prefectual Public Safety Commission for each business location. The Company and its amusement centre operating subsidiaries have obtained licences to operate their respective amusement centres.

Intellectual Property

As at March 31, 2001, the Company had 2,246 trademarks, 295 registered designs and 331 patents and utility models (and had 256, 32 and 1,227 applications pending, respectively) in Japan and also had 3,658 trademarks, 749 registered designs and 578 patents and utility models (and had 1,002, 107 and 953 applications pending, respectively) overseas. In addition, the Company owns and has licences to use certain copyrights.

overseas.

The Company considers the intellectual property rights referred to above as important assets of the Company and, accordingly, it takes such steps as are necessary to protect such rights, including registration with appropriate authorities and, if necessary, legal proceedings.

Legal Proceedings

The Company was a party to a lawsuit pending before the Osaka High Court which ruled that sales of secondhand software did not infringe on the rights of original manufacturers including the Company. Such decision may adversely affect the markets for new software. The Company has appealed to the Supreme Court of Japan.

The Company has been negotiating to resolve a dispute with approximately 30 employees who are members of All-Japan Metal and Information Machinery Worker's Union ("JMIU"). As part of its restructuring plan, the Company changed the work places of a significant number of employees. 17 employees who are members of JMIU have refused such changes. The Company has been in discussions with them and the JMIU to attempt to resolve this impasse, but no resolution has so far been possible. Such employees have initiated a legal proceeding against the Company.

The Company enters into transactions with its overseas subsidiaries on a regular basis. The Inland Revenue in the United Kingdom challenged the pricing used by the Company in transactions with its subsidiary in the United Kingdom, the impact of which cannot be determined at the date of this Offering Circular. The Company might face similar actions in other jurisdictions where the Company enters into similar transactions.

The Company is also party to routine litigation incidental to its business.

Property

The following table sets out SEGA's principal properties in Japan as at March 31, 2001:

	Primary purpose of use	Total land owned (square metres)
Head office (office space)	Headquarters and consumer products sale	9,002.09
Head office No. 3 (office space)	Amusement machine sale and Amusement centre operation	3,394.76
Yako office (factories)	Amusement machine sale	34,844.20
Tokyo area (amusement centre)	Amusement centre operation	850.23
Kansai area (amusement centre)	Amusement centre operation	867.07

SEGA owns all of its principal properties other than one corporate office and leases all amusement centre properties except for two centres. As at March 31, 2001, the Company estimated that the aggregate book value of SEGA's property was slightly higher than its aggregate market value. As part of the restructuring plan, the Company intends to review its property holdings and dispose of certain properties including certain welfare facilities.

Management

The Company's Articles of Incorporation provide that the Company shall have not more than 15 Directors and not more than four Corporate Auditors. Directors and Corporate Auditors are appointed at general meetings of shareholders. The normal term of office for Directors is two years and the normal term of office for Corporate Auditors is three years. The Board of Directors is responsible for the administration of the affairs of the Company and determines its business policy and other important matters.

The Board of Directors may appoint, by resolution, a Chairman, a Deputy Chairman, a President and one or more Deputy Presidents, Senior Managing Directors and Managing Directors. The Board of Directors elects Representative Directors, who have authority individually to represent the Company. The Corporate Auditors perform duties specified in the Commercial Code of Japan, which include the examination of the Company's financial statements, preparation of an audit report on the business and assets of the Company for each financial period and examination of administration by the Directors of the affairs of the Company.

Corporate Auditors may not be Directors or employees of the Company or its subsidiaries and are not required to be certified public accountants. They are entitled to attend meetings of the Board of Directors but are not entitled to vote. At least one Corporate Auditor of the Company must be a person who has not served as a director or manager or an employee of the Company or any of its subsidiaries during the five years immediately preceding that person's assumption of office.

ChuoAoyama Audit Corporation, independent certified public accountants, have been appointed as Auditors to the Company since 1984.

In 1998, the Company introduced the Executive Officer System to separate the functions of overall management decision making and corporate governance from the functions of the management of operations. Executive Officers are not Directors of the Company under the Commercial Code but are employees of the Company for Japanese law purposes. Executive Officers are appointed and removed by resolutions of the Board of Directors and have authorities to perform duties prescribed under the regulations of the Company.

As a result of the introduction of the Executive Officer System, members of the Board of Directors and the Executive Officers perform different roles, and their authority and responsibilities have been clarified. Introduction of the Executive Officer System was aimed at strengthening the functions of the Board of Directors by allowing it to concentrate on strategic decision making and on supervisory functions, while at the same time permitting the Executive Officers to focus on the conduct of particular areas of business, thereby enhancing the efficiency and speed of the management of operations.

The Directors and Corporate Auditors of the Company as at the date of this Offering Circular are as follows:

Full Name	Title
Yoshiji Fukushima	Chairman and Director
Hideki Sato	President and Representative Director
Akira Nagai	Senior Managing Director
Toshimichi Oyama	Senior Managing Director
Tetsuo Takakura	Managing Director
Hisashi Suzuki	Director
Masahiro Aozono	Director
Muneaki Masuda	Director
Kazutada Ieda	Standing Corporate Auditor
Iwao Nishi	Standing Corporate Auditor
Kinnosuke Miyazaki	Outside Corporate Auditor
Yoshiyasu Genma	Outside Corporate Auditor

The business address of the Directors and Corporate Auditors is 2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan.

companies on a full-time basis, except for Mr. Fukushima, Chairman and Representative Director of CSK Corporation, Mr. Aozono, President and Representative Director of CSK Corporation, CSK Venture Capital Co., Ltd., Digital Media Laboratories Co., Ltd., Okinawa CSK Corporation, CSK Systems Okinawa Corporation and CSK China Capital Holdings, Inc. and Mr. Masuda, President and Representative Director of Culture Convenience Club Co., Ltd.

The Executive Officers of the Company as at the date of this Offering Circular are as follows:

Full Name	Title	Responsibility
Tetsu Kayama	Co-Chief Operating Officer	Contents strategy
Shunichi Nakamura	Executive Officer	President's office and administration
Hidekazu Yukawa	Executive Officer	Promotion of Dreamcast
Nobuhisa Yamada	Executive Officer	Development of hardware products
Keiji Mori	Executive Officer	Amusement machines sales in Japan
Yu Suzuki	Officer	Development of software products
Hirohisa Sato	Officer	Character products
Hisao Oguchi	Officer	Development of software products
Shouichi Yamazaki	Officer	Finance and accounting
Takeshi Uehara	Officer	Amusement machines sales overseas
Masanao Maeda	Officer	Planning of software title line-ups
Tokinori Kaneyasu	Officer	Research and development
Yuji Naka	Officer	Development of software products
Toshiya Tabata	Officer	Planning of amusement centre operations
Seigo Tahira	Officer	Marketing of consumer products
Akira Sugano	Officer	Group strategy

Employees and Labour Relations

The number of employees employed by SEGA as at March 31, 2000 and 2001 were 4,583 and 4,189 full-time employees, respectively. Historically, the Company has had a low turnover rate for its employees including key personnel. Pursuant to the restructuring plan, the Company implemented an early retirement programme in February 2001 for which approximately 200 employees applied. The Company assists such employees in finding new positions with its subsidiaries or other companies. The Company hires part-time employees mainly for amusement centre operations.

The Company has two labour unions. The Japanese Association of Metal Machinery and Manufacturing Workers was organised with approximately 700 union members (as at March 31, 2001), representing approximately 25.5 per cent of all full-time employees of the Company. The relationship between the labour union and the Company is good and there is no labour disputes.

Approximately 30 employees belong to JMIU, another trade union. The relationship between this labour union and the Company is poor and the Company has found it difficult to engage this organisation in a constructive dialogue. A dispute is currently pending over the transfer of certain employees. See "Business — Legal Proceedings".

The retirement age for the Company's employees, other than Directors and Corporate Auditors, is 60. Employees are generally entitled to receive upon retirement or earlier termination of their employment a lump sum payment and/or pension based upon their years of service, their basic pay at the time of termination of employment and certain other factors.

Stock Option Plan

The Company has adopted the following stock option plans:

(1) At the General Meeting of Shareholders held on June 26, 1998, the shareholders of the Company approved a stock option plan for certain Directors and employees. Under the plan, options for 70,000 Shares and 221,000 Shares were granted to five Directors and 118 employees, respectively, at March 31, 1999. All options are exercisable at an exercise price of ¥2,835 from July 1, 1999, through June 30, 2002. The exercise price will be subject to adjustments if there are stock splits or additional shares issued for less than the ongoing market price.

approved a stock option plan for certain Directors and employees. Under the plan, options for 97,000 Shares and 227,100 Shares were granted to seven Directors and 246 employees, respectively, at March 31, 2000. All options are exercisable at an exercise price of ¥2,096 from July 1, 1999, through June 30, 2002. The exercise price will be subject to adjustments if there are stock splits or additional shares issued for less than the ongoing market price.

(3) In addition, at the General Meeting of Shareholders held on June 29, 2000, the shareholders of the Company approved another stock option plan for certain Directors and employees. Under the plan, options for 152,000 Shares and 539,500 Shares would be granted to 11 Directors and 325 employees, respectively. These new options to be granted will be exercisable at an exercise price of ¥1,813 from July 31, 2000, through June 30, 2002. The exercise price will be subject to adjustments if there are stock splits or additional shares issued for less than the ongoing market price.

The Company carries on some of its operations through subsidiaries (being companies in which the Company holds, directly or indirectly, more than 50 per cent of the issued share capital or companies in which the Company holds, directly or indirectly, not less than 40 per cent but no more than 50 per cent of the issued share capital and where the Company exercises control) and affiliates (being companies in which the Company holds, directly or indirectly, not less than 20 per cent and not more than 50 per cent of the issued share capital or companies in which the Company holds, directly or indirectly, not less than 15 per cent but not less than 20 per cent of the issued share capital and where the Company has significant influence.)

As at March 31, 2001, the Company had 64 subsidiaries including 54 consolidated. As at the same date, the Company had 15 affiliates, 6 of which were accounted for by the equity method. As a part of the restructuring plan, the Company may rationalise or dispose of its subsidiaries and affiliates.

The following table sets out certain information as at March 31, 2001 with respect to the Company's principal subsidiaries and affiliates which were accounted for by the equity method:

Name	Issued share capital	Percentage (directly or indirectly) owned by the Company	Principal business
	(Millions of yen)	(per cent)	
Consumer Products			
(Japan)			
WOW ENTERTAINMENT INC.[(1)]	120	100.0	Development of consumer products software
HITMAKER CO., LTD.[(1)]	140	100.0	Development of consumer products software
AMUSEMENT VISION LTD.[(1)]	60	100.0	Development of consumer products software
SEGA ROSSO, CO. LTD.[(1)]	40	100.0	Development of consumer products software
SMILEBIT, CORPORATION[(1)]	120	100.0	Development of consumer products software
OVERWORKS, LTD.[(1)]	100	100.0	Development of consumer products software
SONICTEAM, LTD.[(1)]	80	100.0	Development of consumer products software
UNITED GAME ARTISTS LTD.[(1)]	40	100.0	Development of consumer products software
WAVEMASTER., INC.[(1)]	13	85.3	Development of consumer products software
SEGA TOYS LTD.	333	73.6	Sale of consumer products
TMS ENTERTAINMENT LTD.[(2)]	8,816	21.5	Planning, production, sale and import of animation movies

Name	Issued share capital	indirectly) owned by the Company	Principal business
	(Millions of yen)	(per cent)	
(Overseas)			
VISUAL CONCEPTS ENTERTAINMENT INC.	373(2)	100.0	Development of consumer products software
SEGA OF AMERICA DREAMCAST, INC.	5,191(2)	100.0	Import and sale of consumer products
SEGA EUROPE LTD.	38,245(3)	100.0	Import and sale of consumer products
Amusement Machines			
(Japan)			
S.G.S. CO., LTD.	200	78.0	Sale and lease amusement machines
(Overseas)			
SEGA ENTERPRISES, INC. (U.S.A.)	13,629(2)	100.0	Sale of amusement machines and amusement centre operations in the U.S.
SEGA AMUSEMENTS EUROPE	2,767(3)	100.0	Import and sale of amusement machines in Europe
SGE HOLDINGS LTD.	2,303(3)	100.0	Production and sale of gaming machines in Europe
Amusement Centre Operations			
(Domestic)			
SEGA AMUSEMENT HIGASHI-NIHON, LTD.(1)	200	100.0	Amusement centre operations in the eastern regions
SEGA AMUSEMENT TOKYO, LTD.(1)	200	100.0	Amusement centre operations in Tokyo
SEGA AMUSEMENT TOKAI, LTD.(1)	200	100.0	Amusement centre operations in Tokai region
SEGA AMUSEMENT KANSAI, LTD.(1)	200	100.0	Amusement centre operations in Kansai region
SEGA AMUSEMENT NISHI-NIHON, LTD.(1)	200	100.0	Amusement centre operations in the western regions
OASYSPARK LTD.	473	53.9	Amusement centre operations in a highway parking area

Name	Issued share capital	indirectly) owned by the Company	Principal business
	(Millions of yen)	(per cent)	
Others			
SEGA MUSIC NETWORKS CO., LTD.	400	75.0	Production and sales of karaoke machines and music contents service
ISAO CORPORATION[4]	2,775	46.6	Network business
SEGA LOGISTICS SERVICE LTD.	200	75.0	Distribution

Notes:

(1) These companies were established during the year ended March 31, 2001.

(2) Translated into dollars at the rate of ¥123.9=$1, being the effective exchange rate prevailing on March 31, 2001.

(3) Translated into sterling pounds at the rate of ¥177.14=£1, being the effective exchange rate prevailing on March 31, 2001.

(4) These companies were affiliates which were accounted for by the equity method.

Set out below is certain information concerning the Shares, including brief summaries of certain provisions of the Articles of Incorporation and Share Handling Regulations of the Company and of the Commercial Code relating to joint stock corporations (*kabushiki kaisha*) and certain related legislation, all as currently in effect.

General

The presently authorised capital stock of the Company is 600,000,000 Shares, which may be issued with a par value of ¥50 per Share or without a par value. The Commercial Code requires that shares be in registered form. All of the presently outstanding Shares of the Company have a par value of ¥50 per Share. The Company may, by a resolution of the Board of Directors, convert par value Shares into non-par value Shares or *vice versa*. Under the Commercial Code shares are transferable by delivery of share certificate, but in order to assert shareholders' rights against the Company, the transferee must have its name registered in the Company's register of shareholders. Shareholders are required to file their names, addresses and seals with The Sumitomo Trust and Banking Company, Limited, the transfer agent for the Company, and foreign shareholders may file a specimen signature in lieu of a seal impression. Shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan.

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to the Shares. Pursuant to this system, a holder of Shares is able to choose, at his discretion, to participate in this system and all certificates of Shares elected to be put into this system are deposited with the central clearing system (through a participating institution having a clearing account with the clearing house, if the holder is not such a participating institution) and all such Shares are registered in the name of the clearing house, Japan Securities Depository Centre ("JASDEC"), on the Company's register of shareholders. Each participating shareholder is, in turn, registered in the register of beneficial shareholders of the Company and treated in the same way as shareholders registered on the Company's register of shareholders. In connection with the transfer of Shares held under this system, entry of the share transfer in the book maintained by JASDEC for the participating institutions and/or the book maintained by each participating institution for its customers shall have the same effect as delivery of share certificates. The system is intended to reduce the paperwork required in connection with the transfer of title to share certificate.

Settlement

Settlement of transactions concerning shares listed on any of the stock exchanges in Japan normally will be effected on the fourth dealing day after the transaction. Settlement in Japan is made by physical delivery of share certificates or through JASDEC as described above.

As described above, shareholders not resident in Japan are required to provide a mailing address within Japan or to appoint a standing proxy in Japan. The transfer of shares and registration of purchases and the application for reduced withholding tax can usually be handled by a local standing proxy. See "Japanese Taxation".

Dividends

The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31, of each year and that dividends, if any, shall be paid to the shareholders of record as of the end of such period. Additionally, the Company may by resolution of the Board of Directors make interim dividend payments in cash to shareholders of record as at September 30, in each year.

Under its Articles of Incorporation, the Company is not obliged to pay any dividends unclaimed for a period of three years after the date on which they first became payable.

The Commercial Code provides that the Company may not make any distribution of profits by way of dividend or interim dividend for any financial year unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid out by the Company as an appropriation of retained earnings (including any payments by way of annual dividend and bonuses to Directors and

is at least one-quarter of its stated capital. The Commercial Code permits the Company to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of (i) its stated capital, (ii) its additional paid-in capital, (iii) its accumulated legal reserve, (iv) the legal reserve, if any, to be set aside in respect of the amount of the payment by way of appropriation of retained earnings for the relevant financial year and (v) the excess, if any, of unamortised expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of the amounts referred to in (ii), (iii) and (iv) above. If the Company has on its balance sheet a number of Shares that the Company has acquired for the purpose of transferring the same to its Directors and/or employees pursuant to the Commercial Code but such Shares are yet to be transferred, (vi) the book value of such Shares shall be deducted from the amount available for payment of annual dividends. If the Company has on its balance sheet assets which are evaluated by their market prices, and the aggregate amount of these assets exceeds the aggregate amount of their acquisition costs, (vii) such excess amount shall be deducted from the amount available for payment of annual dividends. In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of the Company's accounts, and adjusted to reflect any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof and any subsequent transfer of retained earnings to stated capital, provided that interim dividends may not be paid where there is a risk that at the end of the financial year net assets might be less than the aggregate of the amounts referred to in (i), (ii), (iii), (iv), (v), (vi) and (vii) above and in addition to the deduction with respect to the Shares acquired by the Company pursuant to the Commercial Code referred to the above, if the Company's shareholders have adopted a resolution for the Company's purchase of Shares for the purpose of transferring the same to its Directors and/or employees or for the purpose of cancelling the same pursuant to the Commercial Code, the total amount of the purchase price authorised by such resolution will, so long as the resolution has not expired, and whether or not any purchase has been effected, also be deducted from the amount available for interim dividends.

The Commercial Code, currently in effect, does not provide for "stock dividends". However, under the Commercial Code, the shareholders may by resolution transfer any amount which is distributable as dividends to stated capital and the Board of Directors may by resolution issue additional Shares by way of stock split up to the aggregate par value equal to the amount so transferred; thus, the same effect as a stock dividend can be achieved.

Under the Commercial Code, no dividends may be paid on treasury shares.

In Japan, the ex-dividend date and record date for dividends (see "Record Date and Closing of Register of Shareholders" below) precede the date of determination of the amount of the dividend to be paid.

For information as to Japanese taxes on dividends, see "Japanese Taxation" below.

Capital and Reserves

The entire amount of the issue price of all issued Shares is required to be accounted for as stated capital, although the Company may account for an amount not exceeding one-half of such issue price as additional paid in capital (subject to the remainder being not less than the total par value of the new Shares being issued). The Company may at any time transfer the whole or any part of additional paid in capital and legal reserve to stated capital by resolution of the Board of Directors. The whole or any part of retained earnings which may be distributed as annual dividends may also be transferred to stated capital by resolution of an ordinary general meeting of shareholders.

Stock Splits

The Company may, upon giving a prior public notice to shareholders, at any time split the outstanding Shares into a greater number of Shares by resolution of the Board of Directors if (i) the total par value of the Shares in issue after the stock split does not exceed the stated capital and (ii) the net assets of the Company (as appearing in the latest balance sheet) divided by the number of the Shares in issue after the stock split is at least ¥500. Generally, unless a stock split involves a change in the par value of the Shares (which would be subject to shareholders' approval), shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional Shares resulting from the stock split will be issued to shareholders subject to the limitations under the unit share system as described below. If exchange of share certificates is not

less than two weeks prior to such record date and, in addition, promptly after the stock split takes effect, give notice to each shareholder specifying the number of Shares to which such shareholder is entitled by virtue of the stock split. If exchange of share certificates is required, the Company must give public notice (and, in addition, notice to each shareholder) that, within a period of not less than one month specified in such notice, share certificates must be submitted to the Company for exchange.

For information as to the treatment under Japanese tax law of a stock split, see "Taxation—Japanese Taxation".

Unit Share System

Pursuant to the Commercial Code, the Company has adopted 100 Shares as one "unit" of Shares.

Transferability of Shares representing less than one unit

Certificates for Shares representing less than one unit may only be issued except in certain limited cases described below. Since the transfer of Shares normally requires delivery of the relevant share certificates, Shares constituting a fraction of a unit for which no share certificates are issued are not transferable. Shares representing less than one unit for which share certificates issued prior to the adoption of the unit share system in 1982 continue to be transferable, but the transfer may be registered on the Company's register of shareholders only if the transferee is already a registered shareholder.

Right of a holder of Shares representing less than one unit to require the Company to purchase such Shares

A holder of Shares representing less than one unit may at any time require the Company to purchase such Shares at the closing price of the Share as reported by the Tokyo Stock Exchange on the day when such request is made or, if no sale takes place on such exchange on such day, then the first price at which a sale of the Shares is effected on such exchange thereafter, less any applicable brokerage commission.

Other rights of a holder of Shares representing less than one unit

A holder of Shares representing less than one unit is entitled as a shareholder to receive (i) annual and interim dividends, (ii) shares issuable upon or cash payable upon a cancellation, consolidation, or conversion of Shares or a stock split or upon merger share exchange, share transfer or split of the Company, (iii) subscription rights with respect to new Shares, convertible bonds and bonds with warrants to subscribe for Shares if such rights are granted to shareholders, and (iv) any distribution of residual assets upon the liquidation of the Company; and has also certain other rights, including the right to require the Company to issue replacement share certificates for lost, stolen or destroyed share certificates. All other rights of shareholders, including voting rights, the right to institute derivative actions and the right to examine the Company's books and records, may not be exercised with respect to Shares representing less than one unit.

Voting rights of a holder of Shares representing less than one unit

As mentioned above, a holder of Shares representing less than one unit cannot exercise any voting rights with respect to such Shares. In calculating the quorum for various voting purposes, the aggregate number of Shares representing less than one unit will be excluded from the number of outstanding Shares. A holder of Shares representing one or more whole units will have one vote for each such Share, except as stated in "—Voting rights" below.

Consolidation by operation of law of Shares constituting one unit into one share

The Commercial Code contains provisions to the effect that, on a date to be specified by separate legislation, shares constituting one unit will be deemed to be consolidated into one share. When the bill specifying such date will be submitted is unknown at present. If the consolidation takes place, the holder of any fractional Share constituting one-hundredth of one Share or any integral multiple thereof

fractional Shares, and the holder of any fractional Share representing less than a whole hundredth of one Share will be entitled to receive a cash payment. A registered holder of fractional shares may request that a company issue certificates therefor, unless its articles of incorporation provide otherwise (and the Articles of Incorporation of the Company do not so provide as at the date of this Offering Circular), in which case such holder may request that the company purchase such fractional shares. Fractional shares will not carry voting rights and, unless the articles of incorporation provide otherwise, the entitlement thereof will be limited and will not include the right to receive dividends.

General Meetings of Shareholders

The ordinary general meeting of shareholders to settle accounts of the Company for each financial period is normally held in June of each year in Tokyo. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary.

Notice of a shareholders' meeting, stating the place, the time and the purpose thereof, must be despatched to each shareholder having voting rights (or, in the case of a non-resident shareholder, to its standing resident proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. The record date for an ordinary meeting of shareholders is March 31.

Any shareholder or group of shareholders holding at least 300 units of Shares (as described in the section "—Unit Share System" above) or one per cent of the total number of outstanding Shares for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to the Board of Directors at least six weeks prior to the date of such meeting.

Voting Rights

A shareholder is entitled to one vote per Share subject to the limitations on voting rights set forth in the following paragraph and the section "—Unit Share System—Voting rights of a holder of Shares representing less than one unit" above. Except as otherwise provided by law or in the Articles of Incorporation of the Company, the quorum for a resolution of a general meeting of shareholders shall be a majority of the total number of outstanding Shares having voting rights and a resolution shall be adopted by a majority vote of the shareholders present thereat. In calculating the quorum for various voting purposes, the aggregate number of Shares constituting less than a full unit is disregarded. The Commercial Code and the Articles of Incorporation of the Company provide, however, that the quorum for election of Directors and Corporate Auditors shall be shareholders present at the general meeting of shareholders therefor holding not less than one-third of the total number of outstanding Shares having voting rights. The Company's shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also holders of Shares with voting rights. The Company's shareholders may cast their votes in writing unless the Company solicits proxies from all shareholders having voting rights.

A corporate shareholder, more than one-quarter of whose outstanding Shares are directly or indirectly owned by the Company, may not exercise any voting rights in respect of any Shares held by it. The Company cannot exercise any voting rights in respect of any Shares held by it.

The Commercial Code provides that, in order to amend the Articles of Incorporation and in certain other instances (including a reduction of the stated capital, the removal of a Director or Corporate Auditor, the dissolution, merger or consolidation with any other company or formation of a parent company by way of stock exchange or stock transfer, the transfer of the whole or a material part of its business, the taking over of the whole of the business of any other company, the split of the company into two or more companies, the offering to persons other than all shareholders of new Shares at a "specially favourable" price or of convertible bonds with "specially favourable" conversion conditions or of bonds with warrants or rights to subscribe for new Shares with "specially favourable" conditions or the granting to Directors or employees rights to subscribe for new Shares), the quorum for a resolution thereof at the general meeting of shareholders shall be shareholders present thereat holding a majority of the total number of outstanding Shares having voting rights and the approval of the holders of at least two-thirds of the Shares having voting rights represented at the meeting is required.

Under the Commercial Code, treasury shares bear no voting rights.

Holders of Shares have no pre-emptive rights under the Company's Articles of Incorporation. Authorised but unissued Shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new Shares at a "specially favourable" price mentioned in "—Voting Rights" above. The Board of Directors may, however, determine that shareholders be given subscription rights regarding a particular issue of new Shares, in which case they must be given on uniform terms to all holders of Shares as at a record date of which not less than two weeks' prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

Rights to subscribe for Shares may be made generally transferable by the Board of Directors. Whether the Company will make subscription rights generally transferable in future rights issues will depend upon the circumstances at the time of such issues. If subscription rights are not made generally transferable, transfers by an individual being a non-resident of Japan or a corporation established under the laws of a foreign country or having its principal business office outside Japan will be enforceable against the Company and third parties only if prior written consent to each such transfer is obtained from the Company. When such consent is necessary in the future for the transfer of subscription rights the Company intends to consent, on request, to such transfers by such a transferor.

The Commercial Code permits the Company to grant subscription rights for new Shares to its Directors and/or employees by special resolution of shareholders which requires the quorum of a majority of the total number of outstanding Shares having voting rights and the approval of the holders of at least two-thirds of the Shares having voting rights represented at the meeting if the Company's Articles of Incorporation authorise it and there are justifiable reasons for doing so. The Commercial Code requires, among other things, that the number of new Shares to be issued by exercise of such subscription rights (together with the number of Shares purchased by the Company for the purpose of transferring the same but not transferred to its Directors and/or employees) must not exceed 10 per cent of all issued Shares and that such subscription rights can not be transferred. The Company can introduce a stock option plan by granting subscription rights and the Company's Articles of Incorporation approved this kind of stock option plan.

Dilution

In the future, it is possible that market conditions and other factors might make rights offering to shareholders at par or at a price substantially below the market price of the Shares desirable. If the number of Shares involved in such an offering is substantial in relation to the number of Shares outstanding and the market price exceeds the issue price of the Shares, a shareholder who does not exercise and is unable otherwise to realise the full value of its subscription rights would suffer economic dilution of its equity interest in the Company.

Liquidation Rights

In the event of the liquidation of the Company, any assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the holders of Shares in proportion to the respective number of Shares which they hold.

Liability for Further Calls or Assessments

All the presently outstanding Shares, including the Shares issued upon conversion of the Bonds, as the case may be, are fully-paid and non-assessable.

The Sumitomo Trust and Banking Company, Limited is the transfer agent for the Company. As such transfer agent, its office at 4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo keeps the Company's register of shareholders and beneficial shareholders and makes transfers of record ownership upon presentation of the certificates representing the transferred Shares.

Record Date and Closing of Register of Shareholders

March 31 is the record date for the Company's annual dividends and September 30 is the record date for the Company's interim dividends. The shareholders who are registered as the holders of 100

each March 31 are also entitled to exercise shareholder's rights at the ordinary general meeting of shareholders with respect to the financial period ending on such March 31. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks' prior public notice.

The price of the Shares generally goes ex-dividend or ex-rights on stock exchanges in Japan on the third business day prior to a record date (or, if the record date is not a business day, the fourth business day prior thereto) for the purpose of dividends or rights issues.

Reports to Shareholders

The Company currently furnishes its shareholders notices of shareholders' meetings, annual business reports, including financial statements, and notices of resolutions adopted at shareholders' meetings, all of which are in Japanese.

The Company publishes all notices to shareholders in Japanese in Nihon Keizai Shimbun, a generally circulated Japanese newspaper.

Repurchase of Shares

Except as otherwise permitted by the Commercial Code, neither the Company nor any of its subsidiaries may acquire Shares since such acquisition may endanger the full payment for the capital if resulted in the reduction of capital which is permitted only upon complying with and meeting the strict procedures and conditions and may enable the Company to engage in the stipulations in market price of own Shares. Under the Commercial Code, the Company may acquire Shares, among other situations, (x) for their cancellation in the context of a reduction of the stated capital in the manner provided in the Commercial Code and (y) in response to a shareholder's request for purchase of Shares representing less than one unit. See "—Unit Share System". Shares so purchased must be sold or otherwise transferred to a third party within a reasonable period thereafter.

In addition, under the Commercial Code and the Law on the Special Cancellation of Shares (the "Special Cancellation Law"), the Company may acquire Shares for the following purposes, subject to the authorisation of shareholders at an ordinary general meeting: (i) for the purpose of transferring Shares to its directors and/or employees if there exists a justifiable reason therefor or (ii) for the purpose of canceling Shares against retained earnings.

The Company's acquisition of the Shares for the purpose of (i) above is subject to, among other things, the following restrictions: (a) the sum total of Shares acquired but not transferred by the Company for the purpose of transferring Shares to its directors or employees and new Shares to be granted to its directors nd employees shall not exceed 10 per cent of all issued shares; (b) the total amount of the purchase price must not exceed the amount of the retained earnings available for dividend payments minus the amount to be paid by way of appropriation of retained earnings for the financial year and the amount of retained earnings to be capitalised if any; and (c) such acquisition must be made through a stock exchange or by way of a tender offer. The Company's acquisition of the Shares for the purpose of (ii) above is subject to, among other things, the same restrictions as described in (b) and (c) above.

Further, the Special Cancellation Law provides that shares may be purchased for the purpose of (ii) above by a resolution of the board of directors, if the articles of incorporation so provide and the board of directors deems such an acquisition especially necessary in view of general economic conditions, the business and financial condition of the company and other factors. The number of shares to be so acquired must be provided in such articles of incorporation, and may not exceed 10 per cent of the total number of shares in issue, and the total amount of the purchase price of the shares so acquired by such resolution of the board of directors may not exceed one-half of the amount referred to in (b) above. As of the date of this Offering Circular, the Articles of Incorporation of the Company does not contain such a provision.

As of the date of this Offering Circular, neither the Company's shareholders nor the Board of Directors have authorised an acquisition for the purpose of (i) or (ii) above.

certain transactional exceptions), the Company may acquire its Shares for the purpose of cancellation using additional paid-in capital by resolution of the Board of Directors if its Articles of Incorporation so provide and if the Board of Directors deems it especially necessary to do so in view of general economic conditions, its business and financial condition and other factors. At present, the Company's Articles of Incorporation do not contain such provision.

The Company acquired 19,865,718 Shares through a donation by the late Mr. Isao Okawa on January 31, 2001 and holds such Shares as treasury shares. While the Commercial Code does not have an explicit provision to permit the acquisition of the Shares by donation, such donation is considered to be valid and falls under the exception to the prohibitions on the holding by the Company of its own Shares since there is no risk for the capital reduction nor stipulations of own Shares.

As at the date of this Offering Circular, the amendments to the Commercial Code which will permit a company to acquire and hold its own shares, under certain conditions, are under consideration at the Diet.

Foreign Exchange Regulations

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances issued thereunder (the "Foreign Exchange Regulations") govern certain matters relating to the issue of the Bonds by the Company and the acquisition and holding of Shares by "exchange non-residents" and "foreign investors", as defined below. The Foreign Exchange Regulations as currently in effect do not affect transactions between exchange non-residents to purchase or sell Bonds outside Japan.

"Exchange non-residents" are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, branch and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents of Japan.

"Foreign investors" are defined to be (i) individuals not resident in Japan, (ii) corporations which are organised under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations not less than 50 per cent of the shares of which are held by individuals or corporations falling within (i) and/or (ii) above or a majority of the officers (or officers having the power of representation) of which are non-resident individuals.

Issue of the Bonds

Under the Foreign Exchange Regulations, the issue and offering of the Bonds are not subject to any prior filing requirement except that the Minister of Finance may require a prior approval for such issue and offering in certain exceptional circumstances. The Company is required to file a report concerning such issue and offering with the Minister of Finance within 20 days of the closing date.

Under the Foreign Exchange Regulations, payment of principal on the Bonds and any additional amounts payable pursuant to the Conditions of the Bonds, may in general be made without any restriction.

Acquisition of Shares

In general, an acquisition of shares of a Japanese company by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements except that the Minister of Finance may require a prior approval for any such acquisition in certain exceptional circumstances.

If a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange or traded on an over-the-counter market in Japan ("listed shares") and, as a result of such acquisition (whether from a resident of Japan, another foreign investor or from or through a designated securities company), aggregated with existing holdings (if any), the foreign investor directly or indirectly holds 10 per cent or more of the issued shares of the relevant company, the foreign investor is, in general, required to report such acquisition to the Minister of Finance and any other competent Ministers within 15 days from and including the date of such acquisition. In certain exceptional cases, a prior notification is required in respect of such an acquisition.

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, Shares held by exchange non-residents may in general be converted into any foreign currency and repatriated abroad. The acquisition of Shares by exchange non-residents by way of stock split is not subject to any of the foregoing notification or reporting requirements.

Reporting of Substantial Shareholdings

The Securities and Exchange Law requires of Japan (the "Securities and Exchange Law") any person who has become, beneficially and solely or jointly, a holder of more than five per cent of the total issued voting shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter markets in Japan, to file with the Director of the competent local Finance Bureau of the Minister of Finance of Japan within five business days a report

change of one per cent or more in any such holding. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of warrants are taken into account in determining both the size of his holding and the company's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

The following is a summary of the principal Japanese tax consequences for owners of the Bonds or Shares who are non-resident individuals of Japan or non-Japanese corporations. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or double taxation conventions or their interpretations occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are urged to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of the Bonds or Shares, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

Bonds

Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale outside Japan of the Bonds are in general not subject to Japanese income or corporate tax. Gains derived from the sale in Japan of the Bonds by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income or corporate tax.

There are no Japanese taxes payable on conversion of the Bonds.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired the Bonds as legatee, heir or donee.

No stamp, issue, registration or similar taxes or duties will, under present Japanese law, be payable in Japan by the holders of the Bonds in connection with the issue of the Bonds.

Shares

Generally, a non-resident holder of Shares is subject to Japanese withholding tax on dividends paid by the Company and the Company will assume responsibility for such withholding of tax at source. Stock splits, except when treated as dividends in certain conditions, are not subject to Japanese income or corporation tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by the Company to non-resident holders is 20 per cent Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced to, in most cases, 15 per cent or a lower percentage for portfolio investors, with, *inter alia*, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends by the Company are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through the Company to the relevant tax authority before payment of dividends. A standing proxy for non-resident holders may provide such application service. Holders of Shares who are Japanese non-resident holders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

Gains derived from the sale outside Japan of Shares, or from the sale of Shares within Japan by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan, are, in general, not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired Shares as legatee, heir or donee, even if neither the individual nor the decedent nor the donor is a Japanese resident.

The Company and the managers for the Offering (the "Managers") named below have entered into a subscription agreement as of May 31, 2001 with respect to the Bonds. Subject to certain conditions, each Manager has severally agreed to purchase the principal amount of Bonds indicated in the following table. Goldman Sachs International is the representative of the Managers.

Managers	Principal Amount of Bonds
Goldman Sachs International	¥40,000,000,000
Daiwa Securities SMBC Europe Limited	¥ 5,000,000,000
Mizuho International plc	¥ 2,500,000,000
Sanwa International plc	¥ 2,500,000,000
Total	¥50,000,000,000

The purchase price for the Bonds will be the offering price set forth on the cover page of this Offering Circular (the "Bond Offering Price") less an underwriting discount of 2.5 per cent of the principal amount of the Bonds. The Managers propose to offer the Bonds at the Bond Offering Price. After the Bonds are released for sale, the representative may change the offering price and other selling terms.

The Bonds and the Shares issuable upon conversion of the Bonds have not been and will not be registered under the Securities Act for offer or sale as part of their distribution. The Bonds are subject to U.S. tax law requirements. Accordingly, the Bonds may not be offered, sold or delivered in the United States or its possessions or to or for the account or the benefit of United States persons.

The Company has agreed to pay all costs in connection with the issue of the Bonds and to reimburse the Managers for certain of their expenses in connection with the issue of the Bonds. The Company has also agreed to indemnify the Managers against certain liabilities in connection with the offer and sale of the Bonds.

The Company has been advised by Goldman Sachs International, on behalf of the Managers that (a) the Managers propose to offer and sell the Bonds outside the United States in offshore transactions in reliance on Regulation S under the Securities Act and in accordance with applicable law and (b) the Managers propose to sell the Bonds to investors in Japan through their respective selling agents, which must be broker dealers registered as such under the Securities and Exchange Law and the Law Regarding Foreign Securities Companies of Japan, a cabinet order and the ministerial ordinance thereunder (the "Foreign Securities Companies Law") in reliance of the Securities and Exchange Law and the Foreign Securities Companies Law.

The Bonds have been registered under the Securities and Exchange Law, a cabinet order and the ministerial ordinance thereunder for offering in Japan as a part of the Offering.

Each Manager has acknowledged and agreed that it will not offer, sell or deliver any Bonds, or offer to sell Shares issuable on conversion of the Bonds, (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the Offering and the Closing Date (as defined in the Subscription Agreement) within the United States or to, or for the account or benefit of, U.S. persons. The Managers will send to each dealer to which it sells the Bonds or Shares issuable on the conversion of the Bonds during such 40-day period a confirmation or other notice setting forth the restrictions on offers or sales of the Bonds or Shares issuable on conversion of the Bonds within the United States or to, or for the account or benefit of U.S. persons.

In addition, until the expiration of the 40-day period referred to above, after the commencement of the Offering, an offer or sale of the Bonds or Shares issuable on conversion of the Bonds within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Each Manager has also represented and agreed that (i) it has not offered or sold and, prior to the expiry of the period of six months from the Closing Date will not offer or sell any Bonds or Shares (together, the "Securities") to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended), (ii) it has complied and will comply with all applicable

Securities in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on, and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Securities to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

The Company has agreed that it will not, and will procure that none of its directors and officers will for a period of 90 days after the Closing Date, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of securities substantially similar to the Bonds or the Shares (including but not limited to any securities convertible into or exchangeable for Shares or which carry rights to subscribe or purchase Shares) or enter into a transaction (including a derivative transaction) having an effect on the market in the Shares similar to that of a sale or publicly announce any intention to do any of such things or deposit any Shares (or any securities convertible into or exchangeable for Shares or which carry rights to subscribe or purchase Shares) in any depositary receipt facility, without the prior written consent of Goldman Sachs International on behalf of the Managers, other than (i) Shares to be issued upon conversion of securities convertible into Shares outstanding on the date hereof, (ii) Shares (or any securities convertible into or exchangeable for or which carry rights to subscribe or purchase Shares), issued, offered, allotted, appropriated, modified or granted to employees (including directors) or former employees of the Company, its subsidiaries and/or affiliates or persons related to such employees (including directors) or former employees, directly or indirectly, pursuant to any employee share scheme or arrangement for any one or more employees generally or as required by law and (iii) Shares held as treasury stock to be disposed due to a change in law or regulation (including interpretations thereof) in Japan after the date hereof requiring such disposal, provided that the prior written consent of Goldman Sachs International on behalf of the Managers (which consent shall not be unreasonably withheld or delayed) shall have been obtained.

CSK Corporation has agreed that it will not for a period of 90 days after the Closing Date, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Shares or any options or warrants to purchase any Shares, or any securities convertible into, exchangeable for or that represent the right to receive Shares whether now owned or hereinafter acquired, owned directly by it (including holding as a custodian) or with respect to which it has beneficial ownership without the prior written consent of Goldman Sachs International on behalf of the Managers other than (i) as a *bona fide* gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, or (ii) to any wholly-owned subsidiary; provided, however, that in any such case, a condition to the transfer shall be that the transferee execute an agreement stating that the transferee is receiving and holding such Shares subject to the provisions of the lock-up agreement (as outlined above) entered into between CSK Corporation and Goldman Sachs International as representative of the Managers and there shall be no further transfer of such Shares except in accordance with such Agreement, and provided further that any such transfer shall not involve a disposition for value.

In connection with the Offering, the Managers may purchase and sell the Bonds and Shares in the open market. These transactions may include over-allotment and stabilising transactions and purchases to cover syndicate short positions created in connection with the Offering. Short sales involve the sale by the Managers of a greater number of Bonds than they are required to purchase from the Company in the Offering. Stabilising transactions consist of certain bids or purchases for the purpose of preventing or retrading a decline in the market price of the Bonds and Shares while the Offering is in progress.

The Managers also may impose a penalty bid. This occurs when a particular Manager repays to the Managers a portion of the underwriting discount received by it because the Managers have repurchased Bonds sold by or for the account of such Manager in stabilising or short covering transactions.

These activities may stabilise, maintain or otherwise affect the market price of the Bonds and Shares. As a result, the price of the Bonds and Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Managers at any time. These transactions may be effected in the over-the-counter market or otherwise.

Under Japanese law, stabilisation is permitted, during the period between the day next following the determination of the terms of an issue and the closing, only to facilitate the offering of securities

ministerial ordinances thereunder and certain rules and regulations of the stock exchanges where the stabilisation transactions are effected. The cabinet order and ministerial ordinances regulate, among other things, the highest prices at which the securities can be treated for stabilisation purposes. The securities company through which the stabilisation transactions are conducted must comply with various reporting requirements laid down by the said law, cabinet order, ministerial ordinances, rules and regulations.

Stabilisation activities carried out in accordance with the foregoing may at present legally be conducted by the "underwriters" (as the term is defined in the Securities and Exchange Law) to an issue, the directors and corporate auditors of the issuer, certain affiliates of the issuer, the directors and corporate auditors of subsidiaries and certain affiliated companies of the issuer and such other parties as may be designated by the issuer in its report to the stock exchanges on which its securities are listed. Such activities may not be carried out by or for the account of the issuer itself or any of its subsidiaries. In connection with the issue of the Bonds, the Company has undertaken with the Managers that it will not, without the consent of Goldman Sachs International prior to 30 days after the Closing Date, effect or enter into, or cause or permit any of its Directors, its Corporate Auditors or any other parties who may otherwise be permitted under Japanese law to engage in stabilisation transactions to effect or enter into, any transactions (in the open market or otherwise) or effect or enter into any other arrangements the object or effect of which would be to stabilise or maintain the market price of the Bonds and/or the Shares at levels which might not otherwise prevail.

(1) The issue of the Bonds was authorised by resolutions dated May 29, 2001 and June 1, 2001 (in Tokyo which was May 31, 2001 in London) of the Board of Directors of the Company.

(2) Application has been made to list the Bonds on the Luxembourg Stock Exchange. A legal notice relating to the issue, and the Articles of Incorporation, the Regulations of the Board of Directors and the Share Handling Regulations of the Company will be registered with the *Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg*, where such documents may be examined and copies obtained.

(3) Copies of the Articles of Incorporation of the Company, the Regulations of the Board of Directors of the Company and the Share Handling Regulations of the Company (in each case, with an English translation) and copies (or, pending execution, drafts subject to modification) of the Trust Deed and the Paying and Conversion Agency Agreement each dated June 18, 2001 will be available for inspection during usual business hours on any weekday (except Saturdays and public holidays) at the office of Banque Internationale à Luxembourg S.A.

(4) The Bonds have been accepted for clearance through Euroclear and through Clearstream, Luxembourg. The International Security Identification Number (ISIN) is XS0130639239 and the Common Code is 013063923.

(5) Save as disclosed herein, neither the Company nor any of its subsidiaries is involved in, nor has the Company knowledge of any threat of, any litigation or any arbitration or administration or other legal proceedings (whether as defendant or otherwise) which is material in the context of the issue of the Bonds.

(6) Save as disclosed herein, there has been no material adverse change in the condition or general affairs, financial or other, of the Company or the Company and its subsidiaries (taken as a whole) since March 31, 2000.

(7) So long as the Bonds are listed on the Luxembourg Stock Exchange, the Company will make available copies in English of its latest audited consolidated and non-consolidated (consisting only of a balance sheet and a statement of operations) annual financial statements and unaudited consolidated and non-consolidated semi-annual financial statements in each case prepared in accordance with accounting principles generally accepted in Japan and published in Japan, at the office of Mizuho Trust & Banking (Luxembourg) S.A. The Company does not prepare any other interim financial statements.

(8) The Bonds will contain the following legend:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(J) AND 1287(A) OF THE INTERNAL REVENUE CODE."

(9) ChuoAoyoma Audit Corporation, independent certified public accountants to the Company, has given and has not withdrawn its written consent to the inclusion herein of its report in the form and context in which it appears.

(10) The Trustee is entitled under the Trust Deed to rely on reports and certificates addressed and/or delivered to it by the independent certified public accountants to the Company whether or not the same are subject to any limitation on the liability of the independent certified public accountants to the Company and whether by reference to a monetary cap or otherwise.

Index

Page

Consolidated Financial Statements

Report of Independent Public Accountants on the Financial Statements for the years ended March 31, 1999 and 2000 .... F-1

Consolidated Balance Sheets at March 31, 1999, 2000 and 2001 .... F-2

Consolidated Statements of Operations for the years ended March 31, 1999, 2000 and 2001 .. F-4

Consolidated Statements of Shareholders' Equity for the years ended March 31, 1999, 2000 and 2001 .... F-5

Consolidated Statements of Cash Flows for the years ended March 31, 2000 and 2001 .... F-6

Notes to Consolidated Financial Statements F-7

Non-Consolidated Financial Statements

Non-consolidated Balance Sheets as at March 31, 1999, 2000 and 2001 .... F-24

Non-consolidated Statements of Operations for the years ended March 31, 1999, 2000 and 2001 .... F-26

[This page is intentionally left blank]

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON THE CONSOLIDATED FINANCIAL STATEMENTS

To: The Board of Directors of
SEGA Enterprises, Ltd.

We have audited the accompanying consolidated balance sheets of SEGA Enterprises, Ltd. and its consolidated subsidiaries as of March 31, 1999 and 2000, and the related consolidated statements of operations and shareholders' equity for each of the three years in the period ended March 31, 2000, and the consolidated statement of cash flows for the year ended March 31, 2000, all expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of SEGA Enterprises, Ltd. and its consolidated subsidiaries at March 31, 1999 and 2000, and the consolidated results of their operations for each of the three years in the period ended March 31, 2000, and their cash flows for the year ended March 31, 2000, in conformity with accounting principles and practices generally accepted in Japan (see Note 1) applied on a consistent basis except for the following paragraph.

As described in Note 2, effective for the year ended March 31, 2000, SEGA Enterprises, Ltd. and its consolidated subsidiaries have adopted new Japanese accounting standards for the preparation of consolidated financial statements and research and development costs.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

June 29, 2000

Tokyo, Japan

ChuoAoyama Audit Corporation

Independent Certified Public Accountants

Note:

Effective November 1, 2000, the Company's name was changed to SEGA CORPORATION.

SEGA CORPORATION and Consolidated Subsidiaries

March 31, 1999, 2000 and 2001

	March 31,			
	1999 (audited)	2000 (audited)	2001 (unaudited)	2001 (unaudited)
	(Millions of Yen)			(Thousands of U.S. dollars (Note 1(1))
ASSETS				
Current Assets:				
Cash and time deposits (Note 3)	¥ 107,728	¥ 93,913	¥ 37,633	$ 303,737
Notes and accounts receivable (Note 9)	37,446	37,642	20,827	168,095
Marketable securities (Notes 3 and 5)	301	13,934	—	—
Lease-backed notes receivable (Note 3)	20,500	3,000	—	—
Inventories (Note 4)	61,580	42,598	16,620	134,141
Prepaid expenses	15,520	6,122	1,762	14,221
Other current assets (Note 22)	14,488	15,384	23,361	188,547
Less allowance for doubtful accounts	(1,689)	(1,214)	(3,350)	(27,038)
Total current assets	255,874	211,378	96,853	781,703
Investment and Advances:				
Investments in securities (Notes 5, 6 and 22)	27,714	34,377	73,795	595,601
Long-term loans receivable (Note 22)	5,773	4,709	3,335	26,917
Other investments (Note 22)	6,502	9,388	18,176	146,699
	39,989	48,474	95,306	769,217
Less allowance for doubtful accounts	(2,459)	(8,102)	(6,932)	(55,948)
Total investments and advances	37,530	40,372	88,374	713,269
Property and Equipment: (Note 7)				
Amusement machines and facilities	74,095	64,835	19,796	159,774
Buildings and structures	53,181	51,787	39,152	315,997
Other	31,106	27,447	19,642	158,531
	158,382	144,069	78,590	634,302
Less accumulated depreciation	(101,071)	(92,276)	(34,527)	(278,668)
	57,311	51,793	44,063	355,634
Land	22,629	22,925	22,935	185,109
Total property and equipment	79,940	74,718	66,998	540,743
Fixed Leasehold Deposits (Note 7)	24,622	20,968	18,815	151,856
Deferred Charges and Intangible Assets	17,301	16,881	11,476	92,623
Excess Investment Costs over Net Assets of Consolidated Subsidiaries Acquired	1,786	2,247	1,950	15,738
Translation Adjustment (Note 2(2))	8,561	8,777	—	—
Total Assets	¥ 425,614	¥375,341	¥284,466	$2,295,932

The accompanying notes are an integral part of these statements.

SEGA CORPORATION and Consolidated Subsidiaries

March 31, 1999, 2000 and 2001

	March 31,			
	1999 (audited)	2000 (audited)	2001 (unaudited)	2001 (unaudited)
	(Millions of yen)			(Thousands of U.S. dollars) (Note 1(1))
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Short-term bank loans (Notes 6 and 22)	¥ 17,154	¥ 21,008	¥ 38,306	$ 309,169
Current portion of convertible bonds (Note 8)	29,371	88,452	—	—
Current portion of long-term debt (Note 8)	6	477	52,232	421,566
Notes and accounts payable (Note 9):				
Trade	52,957	56,138	29,051	234,471
Others	6,682	3,231	3,890	31,396
	59,639	59,369	32,941	265,867
Accrued expenses	14,317	15,490	18,215	147,014
Income taxes payable (Note 10)	734	1,048	1,339	10,807
Deferred income taxes (Note 10)	—	4,919	—	—
Reserve for guaranteed obligation (Note 15)	—	1,589	—	—
Other current liabilities (Note 22)	3,397	4,231	12,074	97,450
Total current liabilities	124,618	196,583	155,107	1,251,873
Long-Term Liabilities				
Long-term debt (Note 8)	214,668	93,178	29,581	238,749
Accrued employees' retirement benefits (Note 23)	598	737	3,119	25,173
Accrued retirement benefits for directors and corporate auditors	125	50	41	331
Deferred income taxes (Note 10)	—	—	2,171	17,522
Other	4,816	4,475	1,966	15,868
Total long-term liabilities	220,207	98,440	36,878	297,643
Minority Interest in Consolidated Subsidiaries	148	(407)	794	6,408
Commitments and Contingencies (Note 20)				
Shareholders' Equity (Note 25)				
Common stock, par value ¥50 per share:				
Authorised—200 million shares at March 31, 1999 and 2000 and 600 million shares at March 31, 2001, respectively				
Issued—103,219,703 shares, 122,495,720 shares and 162,398,464 shares at March 31, 1999, 2000 and 2001, respectively	42,109	64,149	117,919	951,727
Additional paid-in capital	41,653	63,674	117,440	947,861
Accumulated deficit	(3,097)	(48,248)	(100,185)	(808,596)
Unrealised gain (loss) of investments in securities (Note 5)	(23)	1,160	23	186
Treasury stock (Note 22)	(1)	(10)	(33,647)	(271,566)
Translation adjustment (Note 2(2))	—	—	(9,863)	(79,604)
Total shareholders' equity	80,641	80,725	91,687	740,008
Total liabilities, minority interest in consolidated subsidiaries and shareholders' equity	¥425,614	¥375,341	¥284,466	$2,295,932

The accompanying notes are an integral part of these statements.

SEGA CORPORATION and Consolidated Subsidiaries

For the years ended March 31, 1999, 2000 and 2001

	Year ended March 31,			
	1999 (audited)	2000 (audited)	2001 (unaudited)	2001 (unaudited)
	(Millions of yen)			(Thousands of U.S. dollars (Note 1(1))
Net Sales	¥266,194	¥339,055	¥242,913	$1,960,557
Cost of Sales	201,819	290,492	218,235	1,761,380
Gross profit	64,375	48,563	24,678	199,177
Selling, General and Administrative Expenses	62,287	88,917	76,697	619,024
Operating (loss) income	2,088	(40,354)	(52,019)	(419,847)
Other Income (Expenses):				
Interest and dividend income	1,313	1,462	2,021	16,312
Interest expense	(2,175)	(3,226)	(2,414)	(19,483)
Loss on write-down or disposal of inventories (Note 16)	(11,497)	(1,745)	(52,365)	(422,639)
Loss on sale or disposal of property and equipment	(436)	(2,092)	(3,757)	(30,323)
Loss on dissolution of a subsidiary	(8,499)	—	—	—
Loss on valuation of investment securities (Note 18)	(1,986)	(599)	(10,237)	(82,623)
Loss on valuation of cash trust for Investments	(1,330)	—	—	—
Gain on donated assets (Note 22)	—	—	77,913	628,838
Gain on sales of network department (Note 13)	—	3,572	—	—
Gain on sales of investment securities (Note 12)	—	10,205	1,693	13,664
Net (loss) gain on foreign exchange	—	(2,458)	3,585	28,935
Additional provision for accrued employees benefits (Notes 2(15) and 23)	—	—	(2,386)	(19,258)
Additional benefits for retirees	—	(2,016)	(945)	(7,627)
Reserve for guaranteed obligation (Note 15)	—	(1,590)	—	—
Amortisation of discounts on bonds	(686)	—	—	—
Amortisation of bond and note issue expenses	(723)	(734)	(734)	(5,924)
Equity in losses of non-consolidated subsidiaries and affiliates	(6,379)	(1,442)	(2,942)	(23,745)
Provision for doubtful accounts (Note 14)	(1,366)	(4,469)	(2,110)	(17,030)
Amortisation of excess investment costs over net assets of consolidated subsidiaries acquired (Note 17)	—	—	(6,322)	(51,025)
Other, net	(974)	2,057	(4,474)	(36,110)
Total other expenses	(34,738)	(3,075)	(3,474)	(28,038)
Loss before income taxes and minority interest in earnings of consolidated subsidiaries	(32,650)	(43,429)	(55,493)	(447,885)
Income taxes: (Note 10)				
Current	230	653	2,593	20,928
Deferred	10,343	878	(3,385)	(27,320)
	10,573	1,531	(792)	(6,392)
	(43,223)	(44,960)	(54,701)	(441,493)
Minority Interest in Earnings of Consolidated Subsidiaries	342	2,080	2,971	23,979
Net loss	¥ (42,881)	¥ (42,880)	¥ (51,730)	$ (417,514)

	Year ended March 31,			
	1999 (audited)	2000 (audited)	2001 (unaudited)	2001 (unaudited)
	(Yen)			(U.S. dollars (Note 1(1))
Per shares				
Net loss—basic	¥ (425.3)	¥(390.6)	¥ (341.6)	$ (2.76)
Cash dividends	39.0	—	—	—
Weighted average number of shares (thousands)	100,833	109,789	151,444	151,444

The accompanying notes are an integral part of these statements.

SEGA CORPORATION and Consolidated Subsidiaries

For the years ended March 31, 1999, 2000 and 2001

	Number of shares of common stock	Common stock	Additional paid-in capital	(Accumulated deficit) Retained earnings	Unrealised gain (loss) of investments in securities	Treasury stock	Translation adjustments	Total
				(Millions of Yen)				
Balance at March 31, 1998 (audited)	100,633,718	¥ 39,154	¥ 38,700	¥ 44,062	¥ 133	¥ (3)	¥ —	¥122,046
Net loss for the year ended March 31, 1999	—	—	—	(42,881)	—	—	—	(42,881)
Decrease in retained earnings of newly consolidated subsidiaries	—	—	—	(401)	—	—	—	(401)
Increase due to equity method of affiliates	—	—	—	47	—	—	—	47
Unrealised holding gains (loss) arising during the period	—	—	—	—	(156)	—	—	(156)
Cash dividends	—	—	—	(3,924)	—	—	—	(3,924)
Decrease of treasury stock	—	—	—	—	—	2	—	2
Conversion of convertible bonds	2,585,985	2,955	2,953	—	—	—	—	5,908
Balance at March 31, 1999 (audited)	103,219,703	42,109	41,653	(3,097)	(23)	(1)	—	80,641
Net loss for the year ended March 31, 2000	—	—	—	(42,880)	—	—	—	(42,880)
Decrease in retained earnings of newly consolidated subsidiaries	—	—	—	(242)	—	—	—	(242)
Increase due to equity method of affiliates	—	—	—	362	—	—	—	362
Increase due to exception to equity method of affiliate	—	—	—	(16)	—	—	—	(16)
Unrealised holding gains arising during the period	—	—	—	—	1,183	—	—	1,183
Cash dividends	—	—	—	(2,374)	—	—	—	(2,374)
Bonuses to directors and corporate auditors	—	—	—	(1)	—	—	—	(1)
Increase of treasury stock	—	—	—	—	—	(9)	—	(9)
Conversion of convertible bonds	19,118,017	21,852	21,833	—	—	—	—	43,685
Exercise of warrants	158,000	188	188	—	—	—	—	376
Balance at March 31, 2000 (audited)	122,495,720	64,149	63,674	(48,248)	1,160	(10)	—	80,725
Net loss for the year ended March 31, 2001	—	—	—	(51,730)	—	—	—	(51,730)
Increase in retained earnings of newly consolidated subsidiaries	—	—	—	108	—	—	—	108
Decrease in retained earnings of newly consolidated subsidiaries	—	—	—	(314)	—	—	—	(314)
Bonuses to directors and corporate auditors	—	—	—	(1)	—	—	—	(1)
Increase of treasury stock	—	—	—	—	—	(33,637)	—	(33,637)
Unrealised holding gains (loss) arising during the period	—	—	—	—	(1,137)	—	—	(1,137)
Issuance of common stocks (Note 24)	36,000,000	50,688	50,688	—	—	—	—	101,376
Conversion of convertible bonds	3,901,244	3,079	3,076	—	—	—	—	6,155
Exercise of warrants	1,500	3	2	—	—	—	—	5
Increase in translation adjustments	—	—	—	—	—	—	(9,863)	(9,863)
Balance at March 31, 2001 (unaudited)	162,398,464	¥117,919	¥117,440	¥(100,185)	¥ 23	¥(33,647)	¥(9,863)	¥ 91,687

	Common stock	Additional paid-in capital	(Accumulated deficit) Retained earnings	Unrealised gain (loss) of investments in securities	Treasury stock	Translation adjustments	Total
			(Thousands of U.S. dollars)				
Balance at March 31, 2000 (audited)	$517,748	$513,914	$(389,411)	$9,362	$ (80)	$ —	$651,533
Net loss for the year ended March 31, 2001	—	—	(417,514)	—	—	—	(417,514)
Increase in retained earnings of newly consolidated subsidiaries	—	—	872	—	—	—	872
Decrease in retained earnings of newly consolidated subsidiaries	—	—	(2,535)	—	—	—	(2,535)
Bonuses to directors and corporate auditors	—	—	(8)	—	—	—	(8)
Increase of treasury stock	—	—	—	—	(271,486)	—	(271,486)
Unrealised holding gains (loss) arising during the period	—	—	—	(9,176)	—	—	(9,176)
Issuance of common stocks	409,104	409,104	—	—	—	—	818,208
Conversion of convertible bonds	24,851	24,827	—	—	—	—	49,678
Exercise of warrants	24	16	—	—	—	—	40
Increase in translation adjustments	—	—	—	—	—	(79,604)	(79,604)
Balance at March 31, 2001 (unaudited)	$951,727	$947,861	$(808,596)	$ 186	$(271,566)	$(79,604)	$740,008

The accompanying notes are an integral part of these statements.

SEGA CORPORATION and Consolidated Subsidiaries

For the years ended March 31, 2000 and 2001

	Year ended March 31,		
	2000 (audited)	2001 (unaudited)	2001 (unaudited)
	(Millions of yen)		(Thousands of U.S. dollars (Note 1(1))
Cash flows from Operating Activities:			
Loss before income taxes and minority interest in earnings of consolidated subsidiaries	¥(43,429)	¥(55,493)	$(447,885)
Adjustments for:			
Depreciation and amortisation	23,945	21,471	173,293
Transfer of amusement machines and facilities from investing activities	(9,441)	(8,460)	(68,281)
Increase in provision for doubtful accounts	4,829	3,138	25,327
Increase in accrued employees' retirement benefits	—	2,373	19,153
Interest and dividend income	(1,462)	(2,021)	(16,312)
Interest expense	3,226	2,413	19,475
Net loss on foreign exchange	2,145	—	—
Equity in losses of non-consolidated subsidiaries and affiliates	1,442	2,996	24,181
Amortisation of excess investment costs over net assets of consolidated subsidiaries	—	7,070	57,062
Loss on sale or disposal of property and equipment	1,115	2,117	17,086
Gain on sales of investment securities	(10,205)	(43)	(347)
Loss on valuation of investment securities	—	10,237	82,623
Gain on donated assets from Mr. Okawa (Note 22)	—	(77,913)	(628,838)
Gain on sale of network department	(3,572)	—	—
Additional benefits for retirees	2,016	945	7,627
Reserve for guaranteed obligation	1,590	—	—
Increase in notes and accounts receivable	(4,498)	17,706	142,906
Decrease in inventories	18,203	29,007	234,116
Increase in notes and accounts payable	3,455	(31,089)	(250,920)
Others	4,461	4,220	34,060
Subtotal	(6,180)	(71,326)	(575,674)
Interest and dividends received	1,294	2,033	16,408
Interest paid	(3,045)	(2,209)	(17,829)
Proceeds from sale of network department	4,700	—	—
Payments for additional benefits for retirees	(2,016)	(234)	(1,889)
Payments for dissolution of a subsidiary	(2,984)	—	—
Income taxes paid	(570)	(2,234)	(18,030)
Net cash used in operating activities	(8,801)	(73,970)	(597,014)
Cash Flows from Investing Activities:			
Proceeds from sale of cash trust for investment	4,834	—	—
Payments for purchases of property and equipment	(12,889)	(7,025)	(56,699)
Proceeds from sales of property and equipment	5,560	2,952	23,826
Payments for purchases of investment securities	(11,797)	(3,624)	(29,249)
Proceeds from investment securities	9,024	14,772	119,225
Payments for purchases of consolidated subsidiaries	(233)	(2,213)	(17,861)
Payment for advances	(286)	(504)	(4,068)
Proceeds from collections of advances	1,967	2,390	19,290
Payment for fixed leasehold deposits	(557)	(582)	(4,697)
Proceeds from collections of fixed leasehold deposits	3,031	2,950	23,809
Other	(502)	(1,196)	(9,653)
Net cash used in investing activities	(1,848)	7,920	63,923
Cash Flows from Financing Activities:			
Increase in short-term bank loans, net	3,940	(6,308)	(50,912)
Issuance of long-term debts	6,844	—	—
Repayment of long-term debts	(30,258)	(90,850)	(733,253)
Issuance of common stock (Note 24)	—	101,376	818,208
Dividends paid	(2,384)	(67)	(541)
Other	245	314	2,535
Net cash used in financing activities	(21,613)	4,465	36,037
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,035)	605	4,883
Net Decrease in Cash and Cash Equivalents	(33,297)	(60,980)	(492,171)
Cash and Cash Equivalents at Beginning of Year	128,227	98,325	793,584
Increase of Cash and Cash Equivalents from Addition of Consolidated Subsidiaries	3,395	427	3,446
Decrease of Cash and Cash Equivalents from Deduction of Consolidated Subsidiaries	—	(139)	(1,122)
Cash and Cash Equivalents at End of Year (Note 3)	¥ 98,325	¥ 37,633	$ 303,737

The accompanying notes are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended March 31, 1999, 2000 and 2001
(Information as at and for the year ended 31 March 2001 is unaudited)

1. BASIS OF PRESENTING THE CONSOLIDATED FINANCIAL STATEMENTS

(1) Base of Presentation

The accompanying consolidated financial statements have been prepared based on the accounts maintained by SEGA CORPORATION (the "Company") and its consolidated subsidiaries (collectively, the "SEGA") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Accounting Standards. The consolidated statement of shareholders' equity for the years ended March 31, 1999, 2000 and 2001 have been prepared to provide additional information. The consolidated statement of cash flows has been required to be prepared with effect for the year ended March 31, 2000, in accordance with new accounting standard.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present these statements in a form which is more familiar to the readers of these statements outside Japan. In addition, the notes to consolidated financial statements include information which is not required under generally accepted accounting principles and practices in Japan but is presented herein as additional information.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The U.S. dollar amounts stated in the consolidated financial statements are included solely for the convenience of readers outside Japan. The rate of ¥123.9=U.S.$1, the middle rate of exchange as at March 31, 2001, has been used for the purpose of such translations. Those translations should not be construed as representations that the Japanese yen amounts have been or could be converted into U.S. dollars at that rate or any other rate.

(2) Significant Shareholder

The Company is an affiliate of CSK Corporation, Japan, which owned 21,148 thousand and 39,148 thousand shares of common stock of the Company at March 31, 2000 and 2001, respectively, representing 17.3 % and 24.1% of shares outstanding at such dates.

There have been no material transactions and account balances outstanding, other than the shareholdings, between the Company and CSK Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Scope and Principles of Consolidation

The Company had 64 subsidiaries and 15 affiliates at March 31, 2001 (46 subsidiaries and 13 affiliates at March 31, 2000). The consolidated financial statements include the accounts of the Company and 54 of its subsidiaries (36 at March 31, 2000), which are mostly listed below. Effective April 1, 1999, SEGA modified its approach for identification of consolidated subsidiaries from the percentage-of-ownership approach to the effective control approach, in accordance with "Implementation Guideline on Revised Definition of Subsidiaries and Affiliates for Consolidated Financial Statements" issued by the Business Accounting Deliberation Council on October 30, 1998. Under the percentage-of-ownership approach, the determination as to whether a company would be consolidated was made solely on the percentage of ownership by the Company. On the other hand, under the effective control approach, companies controlled by the Company are consolidated regardless of the ownership percentage. All significant inter-company transactions and accounts and unrealised inter-company profits are eliminated on consolidation.

The excess of the cost over the underlying net equity of investments in subsidiaries as well as affiliates accounted for on an equity basis is recognised as goodwill, and is amortised on a straight-line basis mainly over five year periods.

Investments in affiliates in which the Company has significant influence are stated using the equity method. Consolidated net income includes SEGA's equity in current earnings after elimination of unrealised inter-company profits.

	Country of incorporation	Equity ownership percentage at March 31, 2001	Fiscal year-end
SEGA Enterprises, Inc (U.S.A.)	U.S.A	100.0	March 31
SEGA of America, Inc.	U.S.A	(100.0)	March 31
SEGA.Com, Inc.	U.S.A	44.1(55.5)	March 31
SEGA.Com PC Network, Inc.	U.S.A	(93.2)	March 31
SEGA of America Dreamcast, Inc.	U.S.A	(100.0)	March 31
Visual Concepts Entertainment, Inc.	U.S.A	100.0	March 31
SEGA Soft Networks, Inc.	U.S.A	50.0	March 31
SEGA Europe Ltd.	U.K.	100.0	February 28
SEGA Amusements Europe Ltd.	U.K.	(100.0)	February 28
JPM International Ltd.	U.K.	(100.0)	February 28
ACE Coin Equipment Ltd.	U.K.	(100.0)	February 28
Crystal Leisure Ltd.	U.K.	(100.0)	February 28
Cross Products Ltd.	U.K.	100.0	March 31
SEGA Gesellschaft fur Videospiele Gmbh	Germany	(100.0)	February 28
SEGA Consumer Products S.A.	Spain	(100.0)	February 28
S.G.S. Co. Ltd.	Japan	78.0	March 31
SEGA TOYS. Ltd.	Japan	73.6	March 31
SEGA Music Networks Co. Ltd.	Japan	75.0	March 31
SEGA Logistics Service Ltd.	Japan	75.0	March 31
WOW Entertainment Inc.*1	Japan	100.0	March 31
Hitmaker Co., Ltd.*1	Japan	100.0	March 31
Amusement Vision Ltd.*1	Japan	100.0	March 31
Sega Rosso Co., Ltd.*1	Japan	100.0	March 31
Smilebit Corporation *1	Japan	100.0	March 31
Overworks Ltd.*1	Japan	100.0	March 31
Sonicteam Ltd.*1	Japan	100.0	March 31
United Game Artist Ltd.*1	Japan	100.0	March 31
Wavemaster Inc.*1	Japan	85.3	March 31
Sega Amusement Higashi-nihon Ltd.*2	Japan	100.0	March 31
Sega Amusement Tokyo Ltd.*2	Japan	100.0	March 31
Sega Amusement Tokai Ltd.*2	Japan	100.0	March 31
Sega Amusement Kansai Ltd.*2	Japan	100.0	March 31
Sega Amusement Nishi-nihon Ltd.*2	Japan	100.0	March 31
Other 21 subsidiaries	Japan	100.0	March 31

Parenthesis stands for indirect ownership of the Company.

*1 Commenced operation on July 1, 2000 and *2 on October 1, 2000, respectively.

(2) Translation of Foreign Currency Transactions and Accounts

For the year ended March 31, 2000, foreign currency transactions are translated using foreign exchange rates prevailing at the transaction dates. Short-term receivables and payables in foreign currencies are translated at the current exchange rate at each balance sheet date, whereas long-term receivables and payables in foreign currencies are revalued using historical rates.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at current rates at the respective balance sheet dates and all the income and expense accounts are translated at average rates for respective periods. Foreign currency financial statement translation differences ("Translation Adjustment") are recorded in the consolidated balance sheet as a component of assets or liabilities.

Effective April 1, 2000, the Company adopted the revised accounting standards for foreign currency transactions in accordance with "Policy Statement on Revising Accounting Standards for Foreign Currency Transactions" issued by the Business Accounting Deliberation Council on October 22, 1999.

For the year ended March 31, 2001, foreign currency transactions are translated using foreign exchange rates prevailing at the transaction dates. Short-term and long-term receivables and payables in foreign currencies are translated at the current exchange rates at each balance sheet date.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at current rates at the respective balance sheet dates and all the income and expense accounts are translated at average rates for respective periods. Foreign currency financial statement translation differences ("Translation Adjustment") are recorded in the consolidated balance sheet as a component of shareholders' equity.

In addition, Hedge Accounting was applied to foreign currency monetary assets/liabilities on foreign exchange forward contracts.

The effect of adopting the new accounting policy was that Translation Adjustment in the amount of ¥9,863 million ($79,604 thousand) was classified as a component of shareholders' equity from a component of assets or liabilities.

(3) Marketable and Investment Securities

For the year ended March 31, 2000, marketable securities held by the Company and its domestic consolidated subsidiaries are valued at the lower of cost, as determined using the moving-average method, or market. All other securities held by the Company and its domestic consolidated subsidiaries are valued at cost, as determined using the moving-average method. Consolidated subsidiaries in the United States of America account for marketable and investment securities in accordance with the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Security." When the fair value of an individual security declines below cost and it is judged that the decline in value is other than temporary, the carrying value of the security is written down to its fair value.

Effective April 1, 2000, SEGA adopted a new accounting standard for financial instruments in accordance with "Policy Statement on Accounting Standards for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999.

For the year ended March 31, 2001, marketable securities are stated at the market value at the balance sheet date. Amount of the unrealised gain/loss from valuation of marketable securities less deferred tax shall be credited or charged directly to shareholders' equity whereas unrealised gain/loss related to trading marketable securities is taken to current income. Other securities which do not have market value are stated at cost as determined using the moving-average method. Held-to-maturity securities are recorded at amortised cost. When the fair value of an individual security declines below cost and it is judged to be a permanent impairment of value, the carrying value of the security is written down to the fair value. Marketable securities and other securities are classified as Investments in Securities except for trading marketable securities which are included in Current Assets.

The effect of adopting above mentioned new accounting policy resulted in decreases in ordinary loss and net loss before tax by ¥2,213 million ($17,861 thousand).

Moreover, after examining the holding purposes for Marketable Securities amounting ¥13,934 million held at the beginning of the period, other securities to be matured within one year were included in current assets, and the rest of other securities were included in Investment in Securities. Such examination resulted in a decrease in securities in Current Assets by ¥12,522 million and an increase in Investment in Securities by the same amount.

(4) Amortisation of Goodwill

The Company amortises goodwill over 5 years using the straight-line method and SEGA Europe Ltd. amortises the goodwill created by acquiring stocks of JPM International Ltd. and 3 other subsidiaries over 15 years.

Immaterial amounts of goodwill are all amortised in a single year.

(5) Inventories

Inventories held by the Company and its domestic consolidated subsidiaries are stated at cost, as determined using the moving-average method. Inventories held by the foreign consolidated subsidiaries are mainly valued at the lower of cost, as determined using the first-in first-out method, or market.

(6) Property and Equipment

Property and equipment, including significant renewals and improvements, are carried at cost less depreciation. Maintenance and repairs including minor renewals and betterments are charged to income as incurred. Depreciation is computed primarily on the declining-balance method at rates based on the estimated useful lives of the assets which are prescribed by the Japanese income tax laws. When retired or disposed of, the difference between the net book value and sales proceeds is charged or credited to income.

(7) Income Taxes

Income taxes of the Company and its domestic consolidated subsidiaries consist of corporate income taxes, local inhabitants' taxes and enterprise taxes. Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and those as reported in the consolidated financial statements.

(8) Finance Leases

Finance leases other than those where ownership of the lease assets is transferred to the lessee are accounted for as operating leases. All finance leases in overseas subsidiaries are accounted as finance leases and similarly accounted as purchase transactions.

(9) Appropriation of Retained Earnings

Appropriation of retained earnings reflected in the accompanying consolidated financial statements has been recorded after approval by the shareholders as required under the Japanese Commercial Code.

(10) Development Costs for Software to Be Sold

In accordance with the introduction of the new accounting rules, the Company and its domestic consolidated subsidiaries changed the method of accounting for development costs of software for video games to be sold. For the year ended March 31, 2000, development costs for such software are charged to cost of sales as incurred.

As a transitional measure, in accordance with the new accounting rules, development costs of software for video games to be sold that were initiated prior to March 1999, are and will continue to be accounted for in the same manner until the software is completed.

(11) Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statement of cash flows are composed of cash on hand, bank deposits able to be withdrawn on demand and highly liquid investments which are principally the investments in Money Management Funds (MMFs) with an original maturity of three months or less and which represent a minor risk of fluctuations in value.

(12) Dividends and Earnings per Share

Diluted net loss per share was not disclosed for the years ended March 31, 1999, 2000 and 2001, as loss per share was not calculated for the year after the adjustment for dilution.

(14) Intangible Assets

Amortisation of intangible assets was computed using the straight-line method. Amortisation of software for self-use was computed using the straight-line method over the estimated useful life of five years.

(15) Accrued Employees' Retirement Benefits

Effective April 1, 2000, SEGA adopted a new accounting policy for its retirement benefits plans in accordance with "Policy Statement on Accounting Standards for Post-retirement Benefits" issued by the Business Accounting Deliberation Council on June 16, 1998.

To provide for the employees' retirement benefits, the Company and domestic consolidated subsidiaries provided the deemed retirement obligations based on the net amount of estimated retirement obligations less estimated plan assets at end of this period. The differential expense resulting from the adoption of the accounting standards for retirement benefits amounting to ¥2,468 million ($19,919 thousand) is charged to income.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of March 31, 2000 and 2001, consisted of :

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Cash and time deposits	93,913	37,633	303,737
Lease-backed notes receivable	3,000	—	—
Marketable securities	13,934	—	—
Marketable securities except MMFs, etc.	(12,522)	—	—
Total cash and cash equivalents	98,325	37,633	303,737

Important Non-Cash Transaction

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Convertible bonds:			
Increase of common stock by conversion of convertible bonds	21,852	3,079	24,851
Increase of additional paid-in capital by conversion of convertible bonds	21,833	3,076	24,827
Decrease of convertible bonds by conversion	43,685	6,155	49,678

Issuance of stock for non-cash assets:

Assets and liabilities of SEGA.Com, Inc. acquired for the issuance of stock in this financial year are as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Current assets	8,698	—	—
Current liabilities	3,444	—	—

Donated assets:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Donated assets by Mr. Okawa (See Note 22)	—	77,913	628,838

4. INVENTORIES

Inventories as of March 31, 2000 and 2001, consisted of :

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Merchandise	2,984	1,001	8,079
Products	18,020	8,471	68,370
Materials	18,907	4,635	37,409
Work in process	892	1,184	9,556
Supplies	1,795	1,329	10,727
	42,598	16,620	134,141

5. MARKETABLE AND INVESTMENT SECURITIES

A comparison of the aggregate carrying value of marketable and investment securities as of March 31, 2000, is follows:

	Millions of yen
Marketable securities included in current assets:	
Market value	13,918
Carrying amount	13,934
Unrealised gain	(16)
Investment securities:	
Market value	26,935
Carrying amount	15,772
Unrealised gain	11,163

Unlisted investment securities of ¥18,605 million are not included in the above figures.

For the year ended March 31, 2001, marketable securities were marked-to-market, at the market value at March 31, 2001. As a result, unrealised loss on marketable securities as of March 31, 2001 of ¥23 million ($186 thousand) was charged directly to shareholders' equity in accordance with new accounting standard effective April 1, 2000.

The cost, net unrealised gains or losses and fair value for marketable securities classified as investment in securities are summarised as follows:

	Millions of yen	Thousands of U.S. dollars
Stock:		
Cost	33,612	271,283
Carrying amount (fair value) at March 31, 2001	34,994	282,437
Unrealised gain or (loss)—net	1,382	11,154
Bonds and Debentures:		
Cost	838	6,764
Carrying amount (fair value) at March 31, 2001	711	5,739
Unrealised gain or (loss)—net	(127)	(1,025)

The carrying amounts of non-marketable securities held at March 31, 2001 were ¥7,881 million ($63,608 thousand) for stocks and ¥516 million ($4,165 thousand) for bonds.

The proceeds from sales of investments in securities were ¥14,772 million ($119,225 thousand) and gross gains of ¥1,622 million ($13,091 thousand) and gross losses of ¥1,056 million ($8,523 thousand) were realised on the sales for the year ended March 31, 2001, respectively.

6. ASSETS PLEDGED AS COLLATERAL

Marketable securities amounting to ¥30,572 million ($246,747 thousand) at carrying costs are pledged in the lending banks as collateral to short-term bank loans of ¥20,815 million ($167,998 thousand) at March 31, 2001.

7. FIXED LEASEHOLD DEPOSITS

SEGA conducts amusement center operations on property leased from lessors on a long-term cancelable basis. Japanese lessors require large amounts of leasehold deposits relative to the amount of annual lease rental payments. Such leasehold deposits do not bear interest and are generally returnable only when the lease is terminated. Such leasehold deposits are shown in the consolidated sheets as "Fixed leasehold deposits."

8. LONG-TERM DEBT

Long-term debt at March 31, 2000, consisted of the following:

	Millions of yen
1.70% unsecured notes due 2002	5,000
2.00% unsecured notes due 2001	10,000
2.15% unsecured notes due2001	10,000
2.27% unsecured notes due 2002	5,000
0.55% convertible bonds due 2000	88,452
Zero-coupon convertible bonds due 2003	14,390
0.40% convertible bonds due 2006	16,016
Unsecured loans, from banks:	
Due 2000 to 2005 with average interest of 2.7% per annum	33,249
	182,107
Less portion due within one year	88,929
	93,178

The zero-coupon convertible bonds due 2003 were issued on February 17, 1999, in the principal amount of ¥50,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥2,285 per share. The 0.40% convertible bonds due 2006 were issued

on February 17, 1999, in the principal amount of ¥30,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥2,285 per share.

Long-term debts at March 31, 2001, consisted of the following:

	Millions of yen	Thousands of U.S. dollars
1.70% unsecured notes due 2002	5,000	40,355
2.00% unsecured notes due 2001	10,000	80,710
2.15% unsecured notes due2001	10,000	80,710
2.27% unsecured notes due 2002	5,000	40,355
Zero-coupon convertible bonds due 2003	12,825	103,511
0.40% convertible bonds due 2006	11,732	94,690
Unsecured loans, from banks:		
Due 2001 to 2003 with average interest of 1.884% per annum	27,256	219,984
	81,813	660,315
Less portion due within one year	52,232	421,566
	29,581	238,749

The zero-coupon convertible bonds due 2003 were issued on February 17, 1999, in the principal amount of ¥50,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥1,511 per share effective March 5, 2001. The 0.40% convertible bonds due 2006 were issued on February 17, 1999, in the principal amount of ¥30,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥1,517 per share effective March 5, 2001.

9. ACCOUNTING TREATMENT FOR NOTES RECEIVABLE/PAYABLE MATURING AT YEAR-END

Notes receivable/payable maturing at year-end are treated as if they were settled at the clearing date of notes. Consequently, as the current year's year-end date was a holiday for banking institutions, the following notes receivable/payable maturing at year-end are included in the ending balance of notes receivable/payable:

	Millions of yen 2001	Thousands of U.S. dollars
Notes receivable	861	6,949
Notes payable	4,409	35,585

10. INCOME TAXES

SEGA is subject to a number of different income taxes which, in the aggregate, indicate a statutory tax rate in Japan of approximately 42 % for the year ended March 31, 2000 and 2001. The tax rates are used in the measurement of deferred tax assets and liabilities at March 31, 2000 and 2001.

The significant components of deferred tax assets and liabilities at March 31, 2000 and 2001, were as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Deferred tax assets:			
Loss carryforwards	46,707	38,495	310,694
Excess over the limit of allowance for doubtful accounts	22,724	20,327	164,060
Devaluation of investment securities	8,550	25,600	206,618
Devaluation of inventory	3,961	18,372	148,281
Other	7,932	24,057	194,165
Gross deferred tax assets	89,874	126,851	1,023,818
Less: Valuation allowance	(89,110)	(125,516)	(1,013,043)
Total deferred tax assets	764	1,335	10,775
Deferred tax liabilities:			
Unrealised gain of investments in securities	4,919	922	7,441
Special reserve for tax purposes	110	106	856
Other	—	1,249	10,081
Gross deferred tax liabilities	5,029	2,277	18,378
Net deferred liabilities	4,265	942	7,603

11. RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses included in manufacturing costs and selling, general and administrative expenses were ¥30,631 million and ¥22,568 million ($182,147 thousand) for the years ended March 31, 2000 and 2001, respectively.

12. GAIN ON SALES OF INVESTMENT SECURITIES

Gain on sales of SEGA.Com, Inc. securities by allocating new shares of SEGA.Com, Inc. to third parties is included in the gain on sales of investment securities for the year ended March 31, 2000.

13. GAIN ON SALES OF NETWORK DEPARTMENT

This sale was made to ISAO Corporation which is a related company to which the equity method was applied for the year ended March 31, 2000.

14. PROVISION FOR DOUBTFUL ACCOUNTS

Provision for doubtful accounts consisted of ¥3,118 million for the long-term loans receivable from SEGA Gaming Technology, Inc. and Data East Corporation for the year ended March 31, 2000.

15. RESERVE FOR GUARANTEED OBLIGATION

The guaranteed obligation is for the bank loans payable by SEGA Gaming Technology, Inc. at March 31, 2000.

16. LOSS ON WRITE-DOWN OR DISPOSAL OF INVENTORIES

The loss derived from write-down or disposal of consumer products and amusement machines, and amortisation of software development costs in line with the restructuring of the business lines for the year ended March 31, 2001.

17. AMORTISATION OF EXCESS INVESTMENT COST OVER NET ASSETS OF CONSOLIDATED SUBSIDIARIES ACQUIRED

The amortisation included ¥4,502 million ($36,336 thousand) for SEGA Com, Inc. and ¥1,255 million ($10,129 million) for CSK Research of Institute Inc., both of which are consolidated subsidiaries for the year ended March 31, 2001.

18. LOSS ON VALUATION OF INVESTMENT SECURITIES

The loss included ¥2,687 million ($21,687 thousand) from TMS Entertainment Ltd., and ¥1,224 million ($9,879 thousand) from certain investment securities for the year ended March 31, 2001.

19. FINANCE LEASE

(1) Lessee

Lease rental expense on finance lease contracts without ownership transfer during the year ended March 31, 2000 and 2001 is summarised as follows.

Pro forma amounts relevant to acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 2000 and 2001 are summarised as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Amusement machines:			
Acquisition cost	935	69	557
Accumulated depreciation	690	(58)	(468)
Book value	245	11	89
Buildings:			
Acquisition cost	2,295	1,724	13,914
Accumulated depreciation	1,089	(1,053)	(8,499)
Book value	1,206	671	5,415
Other:			
Acquisition cost	9,179	7,482	60,387
Accumulated depreciation	4,953	(4,910)	(39,629)
Book value	4,226	2,572	20,758

The amounts of outstanding future lease payments for finance lease without ownership transfer at March 31, 2000 and 2001, including the interest, are summarised as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Future lease payments:			
Within one year	2,461	1,668	13,462
More than one year	3,345	1,730	13,963
	5,806	3,398	27,425

Lease payments and the calculated amounts relevant to depreciation and interest expense for the leased properties for the years ended at March 31, 2000 and 2001, are summarised as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Lease payments:	3,469	2,541	20,508
Depreciation	3,179	2,343	18,910
Interest expense	259	162	1,308

The amounts of outstanding future lease payments for non-cancelable operating lease at March 31, 2000 and 2001, are summarised as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Future lease payments:			
Within one year	1,213	1,105	8,918
More than one year	9,722	6,166	49,766
	10,935	7,271	58,684

(2) Lessor

Lease rental income on finance lease contracts without ownership transfer during the years ended March 31, 2000 and 2001, is summarised as follows. Acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 2000 and 2001, are summarised as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Amusement machines:			
Acquisition cost	115	69	557
Accumulated depreciation	(46)	(58)	(468)
Book value	69	11	89
Other:			
Acquisition cost	873	731	5,900
Accumulated depreciation	(655)	(650)	(5,246)
Book value	218	81	654

The amounts of outstanding future lease payments for finance leases without ownership transfer due at March 31, 2000 and 2001, including the interest, are summarised as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Future lease receipt:			
Within one year	231	99	799
More than one year	80	4	32
	311	103	831

Lease receipts and the calculated amounts relevant to depreciation and interest income for the leased properties for the year ended March 31, 2000 and 2001 are summarised as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Lease receipts:	260	133	1,073
Depreciation	245	128	1,033
Interest income	14	5	40

The amounts of outstanding future lease receipts for non-cancelable operating leases at March 31, 2000 and 2001 are summarised as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Future lease receipt:			
Within one year	354	164	1,324
More than one year	254	160	1,291
	608	324	2,615

20. COMMITMENTS AND CONTINGENCIES

SEGA was contingently liable for obligations of others as of at March 31, 2000 and 2001, as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Note endorsed	2	84	678
Guarantee of obligations to banks for			
Atlus Dream Entertainment Co., Ltd.	119	—	—
TRILOGY Corporation	60	—	—
TOWA JAPAN CO., LTD.	—		
Linguaphone Japan, Ltd.	100	100	807
Other guarantee or commitment for			
SEGA Lease Co., Ltd.	233	47	380
SEGA Game Works LLC	542	539	4,350
	1,056	770	6,215

21. SEGMENT INFORMATION

(1) Business Segment Information

SEGA operates principally in the following business segments: consumer product sales, amusement centre operations and amusement machine sales.

Details of each segment of business are as follows:

Consumer product sales: Manufacturing and selling home video games, toys and educational equipment, etc.

Amusement centre operations: Operating amusement centres

Amusement machine sales: Manufacturing and selling arcade video games, medal games, prize games, vending machines, change machines, IC boards and karaoke machines.

Sales of SEGA for the years ended March 31, 2000 and 2001 classified by business segment, are summarised as follows:

	Millions of yen Year ended March 31, 2000 Business segments				
	Consumer product sales	Amusement centre operations	Amusement machine sales	Eliminations/ Corporate	Total
Sales to outside customers	186,189	79,212	73,654	—	339,055
Intersegment sales/transfer	—	—	265	(265)	—
Total sales	186,189	79,212	73,919	(265)	339,055
Cost of sales and operating expenses	229,221	74,610	76,583	(1,005)	379,409
Operating income (loss)	(43,032)	4,602	(2,664)	740	(40,354)
Assets	131,834	81,812	49,864	111,829	375,341
Depreciation	4,222	17,295	2,267	(215)	23,569
Capital expenditures	9,947	15,168	2,094	300	27,510

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Due to changes in accounting for research & development costs as mentioned in Note 2(10), the following effects were incurred in each business segment:

Consumer product sales: Operating loss increased by ¥1,215 million.

Amusement machine sales: Operating loss increased by ¥939 million.

	Millions of yen Year ended March 31, 2001 Business segments				
	Consumer product sales	Amusement centre operations	Amusement machine sales	Eliminations/ Corporate	Total
Sales to outside customers	115,753	74,657	52,503	—	242,913
Intersegment sales/transfer	—	0	9,722	(9,722)	
Total sales	115,753	74,657	62,225	(9,722)	242,913
Cost of sales and operating expenses	184,940	66,415	52,591	(9,014)	294,932
Operating income (loss)	(69,187)	8,242	9,634	(708)	(52,019)
Assets	65,240	53,972	20,613	144,641	284,466
Depreciation	9,225	12,844	1,805	289	24,163
Capital expenditures	7,660	35,665	925	157	44,407

	Thousands of U.S. dollars Year ended March 31, 2001 Business segments				
	Consumer product sales	Amusement centre operations	Amusement machine sales	Eliminations/ Corporate	Total
Sales to outside customers	934,245	602,559	423,753	—	1,960,557
Intersegment sales/transfer	—	—	78,467	(78,467)	—
Total sales	934,245	602,559	502,220	(78,467)	1,960,557
Cost of sales and operating expenses	1,492,655	536,037	424,464	(72,752)	2,380,404
Operating income (loss)	(558,410)	66,522	77,756	(5,715)	(419,847)
Assets	526,554	435,609	166,368	1,167,401	2,295,932
Depreciation	74,455	103,664	14,568	2,333	195,020
Capital expenditures	61,824	287,853	7,466	1,267	358,410

(2) Geographical Segment Information

Sales of SEGA for the year ended March 31, 2000 and 2001, classified by geographical segment, are summarised as follow:

	Millions of yen Year ended March 31, 2000 Geographic segments						
	Japan	North America	Europe	Others	Total	Eliminations/ Corporate	Consolidated total
Net sales to:							
Outside customers	211,803	79,016	48,059	177	339,055	—	339,055
Intersegment sales/transfers	92,537	4,552	1,480	—	98,569	(98,569)	—
Total	304,340	83,568	49,539	177	437,624	(98,569)	339,055
Cost of sales and operating expense	340,089	86,288	52,672	1,133	480,182	(100,773)	379,409
Operating income(loss)	(35,749)	(2,719)	(3,133)	(956)	(42,558)	2,204	(40,354)
Assets	228,696	52,564	25,787	276	307,325	68,015	375,341

Due to changes in accounting for research & development costs, the following effects were incurred.

Japan : Operating loss increased by ¥2,154 million.

	Millions of yen Year ended March 31, 2001 Geographic segments						
	Japan	North America	Europe	Others	Total	Eliminations/ Corporate	Consolidated total
Net sales to:							
Outside customers	167,686	51,116	24,076	35	242,913	—	242,913
Intersegment sales/transfers	67,901	5,927	1,082	—	74,910	(74,910)	—
Total	235,587	57,043	25,158	35	317,823	(74,910)	242,913
Cost of sales and operating expense	255,067	66,409	38,663	46	360,185	(65,253)	294,932
Operating income(loss)	(19,480)	(9,366)	(13,505)	(11)	(42,362)	(9,657)	(52,019)
Assets	156,328	31,082	16,899	—	204,309	80,157	284,466

	Thousands of U.S. dollars Year ended March 31, 2001 Geographic segments						
	Japan	North America	Europe	Others	Total	Eliminations/ Corporate	Consolidated total
Net sales to:							
Outside customers	1,353,398	412,558	194,318	283	1,960,557	—	1,960,557
Intersegment sales/transfers	548,030	47,837	8,733	—	604,600	(604,600)	—
Total	1,901,428	460,395	203,051	283	2,565,157	(604,600)	1,960,557
Cost of sales and operating expense	2,058,652	535,989	312,050	371	2,907,062	(526,658)	2,380,404
Operating income(loss)	(157,224)	(75,594)	(108,999)	(88)	(341,905)	(77,942)	(419,847)
Assets	1,261,727	250,864	136,392	—	1,648,983	646,949	2,295,932

(3) Overseas Sales Information

Overseas sales of SEGA for the years ended March 31, 2000 and 2001, are summarised as follows:

	Millions of yen Year ended March 31, 2000			
	North America	Europe	Others	Total
Overseas sales	84,032	49,441	12,048	145,521
Consolidated net sales	—	—	—	339,055
Ratio of overseas sales to consolidated sales	24.8%	14.6%	3.6%	43.0%

	Millions of yen Year ended March 31, 2001			
	North America	Europe	Others	Total
Overseas sales	55,458	26,043	8,140	89,641
Consolidated net sales	—	—	—	242,913
Ratio of overseas sales to consolidated sales	22.8%	10.7%	3.4%	36.9%

	Thousands of U.S. dollars Year ended March 31, 2001			
	North America	Europe	Others	Total
Overseas sales	447,603	210,194	65,698	723,495
Consolidated net sales	—	—	—	1,960,557
Ratio of overseas sales to consolidated sales	22.8%	10.7%	3.4%	36.9%

22. RESTRUCTURING OF BUSINESS LINES AND ASSETS DONATION

At the Meeting of Board of Directors held on January 31, 2001, the Company decided the discontinuation of production of Dreamcast, thereafter concentrating its resources on contents and amusements business. In January 2001, Mr. Isao Okawa, then chairman and president of the Company who died on March 16, 2001, proposed to contribute his own assets netting ¥77,913 million ($628,838 thousand) to the Company to support the development of the business. At the Meeting of Board of Directors held on January 31, 2001, the Company accepted Mr. Okawa's proposal, thereby realising gain on donated assets for the year then ended.

Summary of donated assets by Mr. Okawa:

	Millions of Yen	*Thousands* of U.S. dollars
Treasury stocks (19,865,718 shares)	33,573	270,969
Investment in securities	57,525	464,286
Long-term loan receivables-net	1,200	9,685
Other investments	7,132	57,562
Other current assets	9,134	73,721
Total Donated Assets	108,564	876,223
Less: Short-term bank loans	21,815	176,069
Other current liabilities	8,836	71,316
Net Donated Assets	77,913	628,838

Marketable securities are valued at the market prices prevailing as at January 31, 2001 and Non-marketable securities are evaluated at the fair values as at January 31, 2001 by independent appraiser. The balance of loan receivables has been reduced for uncollectable ones.

23. EMPLOYEE BENEFIT PLAN

Upon terminating employment, employees of the Company and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indeminities or pension payments.

The Company adopted an adjusted pension plan to all of the pension and severance plan since November 1, 1993.

The following is a summary of financial information on pension and severance plan applicable to the year ended March 31, 2001.

(1) Summary of benefit obligation:

	Millions of Yen	Thousands of U.S. dollars
Benefit obligation	(8,677)	(70,032)
Plan assets	5,757	46,465
Unrecognised benefit obligation	(2,920)	(23,567)
Unrecognised net transition asset	52	420
Unrecognised acturial loss	657	5,303
Unrecognised prior service cost	(908)	(7,329)
Accrued employee's retirement benefits	(3,119)	(25,173)

(2) Summary of benefit cost:

	Millions of Yen	Thousands of U.S. dollars
Service cost	960	7,748
Interest cost	279	2,252
Expected return on plan assets	(209)	(1,687)
Amortisation of net transition asset	2,469	19,927
Recognised acturial loss	3	25
Amortisation of prior service cost	0	0
Net periodic benefit cost	3,502	28,265

(3) Summary of assumptions on benefit obligation:

Periodic distribution method of expected pension benefit	Straight line method
Discount rate	3.0%
Expected return on plan assets	3.5%
Amortisation period of prior service cost (within average remaining service years when incurred)	10 years
Amortisation period of acturial loss (within average remaining service years when incurred, but amortisation is to commence from the following year)	10 years

24. ISSUANCE OF COMMON STOCK TO RELATED PARTIES

The Company issued 36,000 thousand shares of common stock to related parties (Mr. Isao Okawa, then chairman and president, and CSK Corporation, a shareholder of the Company) and received ¥101,376 million ($818,208 thousand) of paid-in capital on April 3, 2000 (¥50,688 million for common stock, ¥50,688 million for additional paid-in capital).

25. STOCK OPTION PLAN

(1) Under the plan, which was approved at the General Meeting of Shareholders held on June 26, 1998, Directors and employees are entitled to be granted options for 194,000 shares at an exercise price of ¥2,688 at March 31, 2001.

(2) Under the plan, which was approved at the General Meeting of Shareholders held on June 29, 1999, Directors and employees are entitled to be granted options for 241,600 shares at an exercise price of ¥1,987 at March 31, 2001.

(3) Under the plan, which was approved at the General Meeting of Shareholders held on June 29, 2000, Directors and employees are entitled to be granted options for 590,000 shares at an exercise price of ¥1,813 at March 31, 2001.



[This page is intentionally left blank]

SEGA CORPORATION

NON-CONSOLIDATED BALANCE SHEETS

March 31, 1999, 2000 and 2001

	March 31,			
	1999 (audited)	2000 (audited)	2001 (unaudited)	2001 (unaudited)
	(Millions of Yen)			(Thousands of U.S. dollars)
ASSETS				
Current Assets:				
Cash and time deposits	¥101,496	¥ 71,198	¥ 17,406	$ 140,484
Notes and accounts receivable	31,948	48,156	23,756	191,735
Marketable securities	301	101	—	—
Lease-backed notes receivable	20,500	3,000	—	—
Inventories	46,542	29,645	6,917	55,827
Prepaid expenses	14,612	5,020	1,488	12,010
Treasury stock	1	1	33,574	270,976
Other current assets	18,633	21,096	23,831	192,341
Less allowance for doubtful accounts	(25)	(59)	(1,087)	(8,773)
Total current assets	234,008	178,158	105,885	854,600
Investment and Advances:				
Investments in securities	60,123	73,452	84,826	684,633
Long-term loans receivable	4,197	3,781	2,927	23,624
Other investments	57,828	60,147	107,932	871,122
Less allowance for doubtful accounts	(48,833)	(52,858)	(56,093)	(452,728)
Total investments and advances	73,315	84,522	139,592	1,126,651
Property and Equipment:				
Amusement machines and facilities	70,801	63,136	3,022	24,391
Buildings and structures	50,366	50,266	30,332	244,810
Other	20,874	20,018	8,642	69,750
	142,041	133,420	41,996	338,951
Less accumulated depreciation	(89,747)	(87,643)	(22,635)	(182,688)
	52,294	45,777	19,361	156,263
Land	22,574	22,574	22,557	182,058
Total property and equipment	74,868	68,351	41,918	338,321
Fixed Leasehold Deposits	24,170	20,475	2,186	17,643
Deferred Charges and Intangible Assets	11,402	11,599	5,912	47,716
Total Assets	¥417,763	¥363,105	¥295,493	$2,384,931



[This page is intentionally left blank]

NON-CONSOLIDATED BALANCE SHEETS

March 31, 1999, 2000 and 2001

	March 31,			
	1999 (audited)	2000 (audited)	2001 (unaudited)	2001 (unaudited)
	(Millions of yen)			(Thousands of U.S. dollars)
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Short-term bank loans	¥ —	¥ 5,000	¥ 25,815	$ 208,354
Current portion of long-term debt	29,371	—	52,000	419,693
Current portion of convertible bonds	—	88,452	—	—
Notes and accounts payable:				
Trade	46,171	44,155	22,168	178,918
Subsidiaries and affiliates	880	7,506	657	5,303
Other	3,626	1,698	3,120	25,182
	50,677	53,359	25,945	209,403
Accrued expenses	12,619	16,713	19,655	158,636
Income taxes payable	85	302	129	1,041
Reserve for guaranteed obligation	5,485	1,590	—	—
Other current liabilities	1,944	2,549	9,888	79,806
Total current liabilities	100,181	167,965	133,432	1,076,933
Long-Term Liabilities				
Long-term debt	216,265	87,406	29,557	238,555
Accrued employees retirement benefits	556	518	2,993	24,157
Accrued retirement benefits for directors and corporate auditors	125	42	33	266
Other long-term liabilities	—	1,650	2,408	19,435
Total long-term liabilities	216,946	89,616	34,991	282,413
Commitments and Contingencies				
Shareholders' Equity:				
Common stock, par value ¥50 per share:				
Authorised-200 million shares at March 31, 1999 and 2000 and 600 million shares at March 31, 2001, respectively				
Issued-103,219,703 shares, 122,495,720 shares and 162,398,464 shares at March 31, 1999, 2000 and 2001, respectively	42,109	64,149	117,919	951,727
Additional paid-in capital	41,653	63,674	117,440	947,861
Legal reserve	2,770	3,008	3,008	24,278
Voluntary reserves	45,892	7,892	7,891	63,688
Special tax-purpose reserves	291	162	154	1,243
Accumulated deficit	(32,079)	(33,361)	(120,593)	(973,309)
Unrealisesd gain on investment in securities	—	—	1,251	10,097
Total shareholders' equity	100,636	105,524	127,070	1,025,585
Total liabilities and shareholders' equity	¥417,763	¥363,105	¥295,493	$2,384,931

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended March 31, 1999, 2000 and 2001

	Year ended March 31,			
	1999	2000	2001	2001
	(audited)	(audited)	(unaudited)	(unaudited)
	(Millions of yen)			(Thousands of U.S. dollars)
Net Sales	¥214,546	¥272,585	¥192,713	$1,555,391
Cost of Sales	170,594	258,088	185,573	1,497,764
Gross profit	43,952	14,497	7,140	57,627
Selling, General and Administrative Expenses	41,871	49,022	27,909	225,254
Operating (loss) income	2,081	(34,525)	(20,769)	(167,627)
Other Income (Expenses):				
Interest and dividend income	1,604	1,315	2,642	21,324
Interest expense	(879)	(1,803)	(1,492)	(12,042)
Loss on write-down or disposal of inventories	(11,495)	(1,745)	(42,416)	(342,341)
Loss on write-off of loan receivables	—	—	(6,536)	(52,752)
Loss on sale or disposal of property and equipment	(1,085)	(1,377)	(1,197)	(9,661)
Loss on valuation of investment in securities	(1,291)	(553)	(4,432)	(35,771)
Loss on valuation of investments in subsidiaries and affiliates	(750)	(1,241)	(41,179)	(332,357)
Loss on valuation of cash trust for investments	(1,330)	—	—	—
Gain on donated assets from Mr. Okawa	—	—	77,913	628,838
Gain (loss) on sales of investment in securities	—	7,785	(1,038)	(8,378)
Gain on sale of network department	—	4,700	—	—
Loss on dissolution of a subsidiary	(5,014)	—	—	—
Net gain (loss) on foreign exchange	(529)	(1,596)	1,117	9,015
Provision for accrued employees' retirement benefits	—	—	(2,386)	(19,257)
Additional benefits for retirees	—	(2,016)	(945)	(7,627)
Provision for doubtful accounts	(7,139)	(4,272)	(38,060)	(307,183)
Loss on reserve for guaranteed obligation	(5,485)	(1,589)	—	—
Amortisation of discounts on bonds	(686)	—	—	—
Amortisation of bond and note issue expenses	(723)	(733)	(734)	(5,924)
Other, net	(416)	1,201	(6,569)	(53,019)
Total other income (expenses)	(35,218)	(1,924)	(65,312)	(527,135)
Loss before income taxes	(33,137)	(36,449)	(86,081)	(694,762)
Income taxes:	246	350	1,160	9,362
Net loss	¥ (33,383)	¥ (36,799)	¥ (87,241)	$ (704,124)

	Year ended March 31,			
	1999	2000	2001	2001
	(unaudited)	(Yen) (unaudited)	(unaudited)	(U.S. dollars) (unaudited)
Per share				
Net loss — basic	¥ (331.1)	¥ (335.2)	¥ (559.1)	$ (4.51)
Cash dividends	39.0	—	—	—
Weighted average number of shares(thousands)	100,833	109,793	156,050	156,050

REGISTERED HEAD OFFICE OF THE COMPANY

2-12, Haneda 1-chome
Ohta-ku, Tokyo 144-8531

TRUSTEE

The Law Debenture Trust Corporation p.l.c.
Fifth Floor
100 Wood Street
London EC2V 7EX

PRINCIPAL PAYING AGENT, CONVERSION AND REPLACEMENT AGENT

The Sumitomo Mitsui Banking Corporation
Temple Court
11 Queen Victoria Street
London EC4N 4TA

PAYING AND CONVERSION AGENT

The Sanwa Bank, Limited
P.O. Box 36
City Place House
55 Basinghall Street
London EC2V 5DL

LUXEMBOURG PAYING, CONVERSION AND REPLACEMENT AGENT

Mizuho Trust & Banking (Luxembourg) S.A.
1B, Parc d'Activite Syrdall
P.O. Box 29
L-2010 Luxembourg

LEGAL ADVISERS

To the Company as to Japanese law

Asahi Law Offices
New ATT Bldg.
11-7, Akasaka 2-chome
Minato-ku, Tokyo 107-8485

To the Company as to English law

Linklaters
Linklaters & Alliance
Akasaka 1-chome Center Building 12F
11-30, Akasaka 1-chome
Minato-ku, Tokyo 107-0052

To the Managers as to Japanese law

Mitsui, Yasuda, Wani & Maeda
Akasaka 2.14 Plaza Bldg.
14-32, Akasaka 2-chome
Minato-ku, Tokyo 107-0052

To the Managers as to English law

Allen & Overy
NTB.M Building 5F
2-9, Shinbashi 2-chome
Minato-ku, Tokyo 105-0004

To the Trustee as to English Law

Allen & Overy
One New Change
London EC4M 9QQ

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ChuoAoyoma Audit Corporation
Kasumigaseki Bldg., 32nd Floor
2-5, Kasumigaseki 3-chome
Chiyoda-ku, Tokyo 100-6088

CUSTODIAN

The Law Debenture Trust Corporation p.l.c.
Fifth Floor
100 Wood Street
London EC2V 7EX

CUSTODIAN'S AGENT

The Sumitomo Trust and Banking Corporation, Limited
11-5, Nihonbashi-Honcho 4-chome
Chuo-ku, Tokyo 103-8440

LUXEMBOURG LISTING AGENT

Banque Internationale à Luxembourg S.A.
69 route d'Esch
1-2953 Luxembourg
Luxembourg

SEGA®

02 APR 16 AM 11:16

Employees

(1) Employees on consolidated basis

(As of March 31, 2000)

Business Segment	Number of Employees
Amusement Machine Sales	1,494 (126)
Consumer Product Sales	1,600 (216)
Amusement Center Operations	1,044 (7,110)
Corporate Staff	445 (9)
Total	4,583 (7,461)

(Notes) 1. Numbers in parentheses are the average numbers of temporary employees during the year under review.

2. Corporate Staff belong to the administrative department, which cannot be divided into these specific segments.

(2) Employees on non-consolidated basis

(As of March 31, 2000)

Number of Employees	Average Age	Average Service Years	Average annual salary (¥ thousand)
3,073 (7,361)	31.7	7.2	4,068

(Notes) 1. Number in parentheses is the average number of temporary employees during the year under review.

2. Average annual salary contains bonuses and nonstandard wages.

Production, Order and Sales

(1) Production Results

Production results by business segment of the Company for the year under review are as follows:

(¥ Million)

Business Segment	Amount
Amusement Machine Sales	42,282
Consumer Products	158,270
Amusement Center Operations	-
Total	200,553

(Note) Above amount does not include consumption taxes.

(2) Order Results

Order results by business segment for the year under review are as follows:

(¥ Million)

Business Segment	Order Volume	Orders in Hand
Amusement Machine Sales	-	-
Consumer Products	4,447	119
Amusement Center Operations	-	-
Total	4,447	119

(Note) Above amount does not include consumption taxes.

(3) Sales Results

Sales results by business segment for the year under review are as follows:

(¥ million)

Business Segment	Amount	% Increase (Decrease), compared to prior year
Amusement Machine Sales	73,653	(16.7)
Consumer Products	186,188	119.8
Amusement Center Operations	79,212	(14.9)
Total	339,055	27.4

(Note) Above amounts do not include consumption taxes.

(Note) The numbers in parenthesis represent negative numbers.

Research and Development

Research and Development activities of the Company are mainly done at SEGA CORPORATION. The Company recognizes that its development abilities are the most advanced in the world in both quantity of new products and quality of technologies. To create more excellent products, the Company always continues to do research and development activities, staying in close touch with the market.

The results of R&D activities and the number of industrial properties the Company holds are as follows.

(1) R&D organization

The number of R&D employees is 990.

(2) R&D expenses

The amount of R&D expenses of the Company for the year under review is ¥30,631 million.

(3) Results of R&D activities

1) Amusement Machines

Focusing on the development of various types of new products based on the "NAOMI" mother board, the Company's products, including "F355 Challenge" and "Airline Pilots," which use highly advanced simulation technologies, achieved a good reputation. Also the Company is preparing to enter into phase 1 of development of various types of equipment and content for entertainment cyber space. Development of AI algorithm and highly advanced artificial intelligence is not only basic technology for production of advanced and cutting-edge software, but also indispensable for interactive content for a networked society. R&D expenses for this segment were ¥7,893 million.

2) Consumer Products

The Company focused on the development of new equipment that allows it to offer the new field of software and brand new services, including microphone devices for Dreamcast hardware. Also the Company focused on the development of software titles including "Virtual On," and "Chu Chu Rocket!", both of which were already released, and "Phantasy Star Online," "Eternal Arcadia," "NasCar," and "Sonic Square." R&D expenses for this segment were

22,738 million yen.

(4) Number of Industrial Properties SEGA holds

Breakdown	Patents	Utility Model Right	Trademark Right	Design Right
Number of Industrial Property acquired	535 (361)	116 (11)	5,674 (3,434)	1,071 (776)
Number of Industrial Property applied	2,294 (1,040)	22 (6)	1,648 (1,313)	213 (158)
Total	2,829 (1,401)	138 (17)	7,322 (4,747)	1,284 (934)

(Note) Numbers in parentheses are the number of industrial properties authorized in foreign countries, which are included in the figures not in parentheses.

Property and Equipment

1. Outline of Capital Expenditure

For the year under review, capital expenditure for Amusement Machine Sales, Consumer Product Sales and Amusement Center Operations amounted to 2,094 million yen, 9,947 million yen and 15,168 million yen, respectively.

The 15,168 million yen, capital expenditure for Amusement Center Operations contains 9,441 million yen for amusement center equipment and 2,455 million yen for interior and exterior construction of amusement centers.

2. Major Property and Equipment

The Company's major property and equipment are as follows:

(1) Non-consolidated

Name (Address)	Business Segment	Purpose for use	Book Value (¥ million)					Employees (persons)
			Amusement Machines	Buildings and Structures	Land (square meter)	Others	Total	
Head Office (Tokyo)	Consumer Product Sales	Office	-	5,644	1,715 (9,002.09)	2,348	9,708	1,031
Head Office No.3 (Tokyo)	Amusement Machine Sales and Amusement Center Operations	Office	-	1,523	2,182 (3,394.76)	437	4,143	808
Yako Office (Inba-gun, Chiba)	Amusement Machine Sales	Production base of Amusement Machine	54	1,553	2,076 (34,844.20)	72	3,756	103
Higashi-nihon Region (Saitama and Others)	Amusement Center Operations	Amusement Centers	3,230	1,593	57 (708.46)	212	5,094	246
Tokyo Region. (Tokyo and Others)	Amusement Center Operations	Amusement Centers	3,123	3,643	3,030 (850.23)	287	10,084	233

Tokai Region (Nagoya and others)	Amusement Center Operations	Amusement Centers	2,874	2,540	-	418	5,833	148
Kansai Region (Osaka and others)	Amusement Center Operations	Amusement Centers	2,454	3,789	7,289 (867.07)	401	13,935	228
Nishi-nihon Region (Fukuoka and others)	Amusement Center Operations	Amusement Centers	3,143	1,797	-	210	5,150	179

(Note) The above amounts do not contain consumption taxes.

3. Plans for New Installation and Disposal of the Property and Equipment

The details of the above plans are as follows:

Significant new installations and repairs

(¥ million)

Company Name	Address	Business Segment	Purpose for use	Amount to be invested	Financing Method	Starting Date	Completed Date
				Total Amount		Starting Date	Completed Date
Head Office	Ohta-ku, Tokyo	Amusement Machine Sales and Consumer Product Sales	Mold of equipment for Amusement machine	1,002	(Note 1)	Apr. 2000	Mar. 2001
Yako Office	Inba-gun, Chiba	Amusement Machine Sales	Mold	182	(Note 1)	Apr. 2000	Mar. 2001
Higashi-nihon Region	Omiya-shi, Saitama and Others	Amusement Center Operations	Construction of Amusement Centers and equipment for amusement centers	2,382	(Note 1)	Apr. 2000	Mar. 2001
Tokyo Region	Ohta-ku, Tokyo and Others	Amusement Center Operations	Construction of Amusement Centers and equipment for amusement centers	3,300	(Note 1)	Apr. 2000	Mar. 2001

Tokai Region	Meito-ku, Nagoya and Others	Amusement Center Operations	Construction of Amusement Centers and equipment for amusement centers	2,061	(Note 1)	Apr. 2000	Mar. 2001
Kansai Region	Toyonaka-shi, Osaka, and Others	Amusement Center Operations	Construction of Amusement Centers and equipment for amusement centers	1,864	(Note 1)	Apr. 2000	Mar. 2001
Nishi-nihon Region	Hakata-ku, Fukuoka and Others	Amusement Center Operations	Construction of Amusement Centers and equipment for amusement centers	2,638	(Note 1)	Apr. 2000	Mar. 2001
Amusement Centers		Amusement Center Operations	Installation of Optic fiber arcade centers	32,050	(Note 2)	Apr. 2000	May 2001

(Notes)

1. All of the above financings except for Amusement Centers are expected to come from Convertible Bonds due 2006 and Zero Coupon Convertible Bonds due 2003.
2. Financing for Amusement Centers is expected to come from paid-in surplus from new issue of stock.
3. The above amounts do not contain consumption taxes.

Status of Shareholdings

(1) Shareholders' Composition

As of March 31, 2000

	Shareholders (One unit consists of 100 shares)							Fractional Stock
	Government and Regional Public Organization	Financial Institution	Securities Firms	Other Firms	Foreign Firms (Foreigners)	Individuals and Others	Total	
Number of Shareholders	1	104	80	997	323 (59)	99,675	101,180	-
Number of Shares Held	56 (units)	224,021	66,648	350,763	83,863 (242)	494,345	1,219,696	526,120 (shares)
Ratio (%)	0.00	18.37	5.46	28.76	6.88 (0.02)	40.53	100	-

(2) Principal Shareholders

As of March 31, 2000

Name	Address	Number of Shares (unit: thousand)	Ratio to total number of shares issued %
CSK Corporation	6-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo	21,148	17.26
The Mitsubishi Trust and Banking Corporation	11-1 Nagata-cho 2-chome, Chiyoda-ku, Tokyo	4,473	3.65
OS Capital	26-20 Shiba 5-chome, Minato-ku, Tokyo	3,384	2.76
Sumitomo Bank Co., Ltd.	6-5 Kitahama 4-chome, Chuo-ku, Osaka	2,554	2.09
Nippon life Insurance Company	[5-12 Imabashi, 3 chome Chuo-ku Osaka]?	2,475	2.02
Hayao Nakayama Foundation for Science & Technology and Culture	9-15 Higashi-Azabu 1-chome, Minato-ku, Tokyo	2,400	1.96
Isao Okawa	13-5 Minami-Aoyama 7-chome, Minato-ku, Tokyo	2,215	1.81
Hayao Nakayama	19-10 Seijo 2-chome, Setagaya-ku, Tokyo	2,000	1.63
Nomura Securities Co., Ltd	9-1 Nihonbashi 1-chome, Chuo-ku, Tokyo	1,873	1.53
Japan Trustee Services Bank, Ltd.	1-8 Nihonbashi 3-chome, Chuo-ku, Tokyo	1,863	1.52
Total	-	44,389	36.23

(3) Voting Rights

(unit: share)

	Number of Non-voting Stock	Number of Voting Stock		Number of Fractional Stock	Note
		Treasury Stock	Others		
Issued Stock	-	5,000 shares	121,964,600 shares	526,120 shares	Number of fractional stock contains 73 shares of treasury stock and others

	Holders' Name		Number of shares			Ratio to total number of shares issued
	Name	Address	Shares in their name	Shares in others' name	Total	
Treasury Stock	SEGA Enterprises, Ltd.	Ohta-ku, Tokyo	300	-	300	0.0%
	SEGA MUSE Corporation	Minato-ku, Tokyo	4,700	-	4,700	0.0%
	Total	-	5,000	-	5,000	-

(Note) "Others" in the "Number of Voting Stock" include 290,400 shares held in the name of Japan Securities Depository Center and "Fractional Stock" includes 566 shares held in the name of same.

Profit-Sharing Policy

The Company considers that providing its shareholders with a return on their investment is one of its most important policies and places profit sharing among its top management responsibilities.
To increase the future corporate value, the Company plans to utilize the internal reserve to invest in network business.
The Company is compelled to forgo the payment of annual dividends this year.

Stock Price Movement

High and Low Stock Price for past five years	Year	FY ended in March 1996	FY ended in March 1997	FY ended in March 1998	FY ended in March 1999	FY ended in March 2000
	High	¥6,080	¥5,420	¥4,270	¥3,080	¥4,520
	Low	¥2,630	¥3,070	¥1,980	¥2,065	¥1,360

High and Low Stock Price for past six months	Month	Oct. 1999	Nov. 1999	Dec. 1999	Jan. 2000	Feb. 2000	Mar. 2000
	High	¥2,200	¥3,580	¥3,960	¥4,370	¥4,520	¥3,220
	Low	¥1,800	¥1,750	¥2,790	¥3,270	¥3,410	¥1,753

(Note) Stock Prices were prices traded at Tokyo Stock Exchange, First Section.

July 19, 2000

02 APR 16 AM11:16

Securities Notification

Securities Information

1. Newly Issued Stock

Type of Share	Number of Shares Issued	Remarks
Par-value Share (Book Value: ¥50)	691,500 shares	It was resolved at the meeting of the Board of Directors held on June 26, 2000.

Eligible Persons	Type of Stock	Number of Stock	Issue Price	Exercising Period
11 Directors	Common Stock	10,000 to 20,000 shares	¥1,813	July 31, 2000 to June 30, 2002
325 Employees	Common Stock	500 to 15,000 shares		

2. Subscription Method and Terms

1) Method:

Classification	Number of Shares Issued	Total Amount of Issue Price	Total Amount of Capitalization
Allocation for shareholders	-	-	-
Allocation for others	691,500 shares	¥1,253,689,500	¥627,190,500
Public Offering	-	-	-
Total (Total number of shares in issue)	691,500 shares	¥1,253,689,500	¥627,190,500

The names of directors eligible to stock options (the number of shares given to them is stated in the parentheses):

Eleven Directors:
Isao Okawa (20,000 shares), Shoichiro Irimajiri (20,000 shares), Akira Nagai (15,000 shares), Hideki Sato (15,000 shares), Tetsuo Takakura (12,000 shares), Hideki Okamura (10,000 shares), Hisashi Suzuki (20,000 shares), Yoshiji Fukushima (10,000 shares), Masahiro Aozono (10,000 shares), Toshimichi Oyama (10,000 shares), and Numeaki Masuda (10,000 shares)

The names of employees eligible for stock options (the number of shares given to them is stated in the parentheses):

Hisao Oguchi (15,000 shares), Yuji Naka (15,000 shares), Shun Arai (11,000 shares), Satoshi Ueno (11,000 shares), Noriyoshi Ohba (11,000 shares), Kenji Sasaki (11,000 sahres), Naruhito Tanno (11,000 shares), Rikiya Nakagawa (11,000 shares), Toshihiro Nagoshi (11,000 shares), Tadao Masui (11,000 shares), Kazunori Miki

(11,000 shares), Tetsuya Mizuguchi (11,000 shares), Yukifumi Makino (10,500 shares), Yu Suzuki (10,000 shares), Shunichi Nakamura (10,000 shares), Hidekazu Yukawa (7,000 shares), Nobuhisa Yamada (7,000 shares), Keiji Mori (7,000 shares), Takayuki Kawagoe (6,000 shares), Kazunari Tsukamoto (6,000 shares), Satoshi Mifune (6,000 shares), Makoto Osaki (5,500 shares), Tsutomu Osanai (5,500 shares), Tsutomu Kiyosue (5,500 shares), Ken Sakakibara (5,500 shares), Ryuichi Hattori (5,500 shares), Kaoru Yamamoto (5,500 shares), Minoru Ando (5,000 shares), Hirohisa Sato (5,000 shares), Masahiko Sone (5,000 shares), Shoichi Yamazaki (5,000 shares), Takeshi Uehara (5,000 shares), Tokinori Kaneyasu (5,000 shares), Takeshi Utsumi (5,000 shares), Shiro Hagiwara (5,000 shares), Toshiya Tabata (5,000 shares), Seigo Tabira (5,000 shares), Akira Sugano (5,000 shares), Jun Taguchi (5,000 shares), Fumitaka Shibata (5,000 shares), Kyogo Hiraoka (5,000 shares), Toshiro Kezuka (5,000 shares), Yoshio Sakai (5,000 shares), Daizaburo Sakurai (5,000 shares), and Yasuo Tazoe (5,000 shares)

Each of the following employees is to be given 2,000 shares:

Yukio Aoyama, Schoichi Iikawa, Nobuhiko Ishihara, Omura Kaji, Akihiro Kanamori, Hideyasu Tase, Isamu Tsuji, Masahiro Nakagawa, Masanao Maeda, Kazahisa Miyake, Yoshiharu Yamashige, Hajime Wasai, and Tsuneo Watanabe.

Each of the following employees is to be given 1,000 shares:

Naoyoshi Aoki, Takanori Akiyama, Masaaki Iguchi, KazuhiroIsaki , MasamiIshikawa , ShinjiIto , ChiakiItofusa , KunihisaUeno, Eikichi Utsugi, Munehiro Umeoka, Kensuke Egashira, Toshihiro Oba, Hiroaki Omura, Keiji Okayasu, Toshiyuki Kaji, Masaaki Kataoka, Minoru Kanenari, Hideyuki Kanemura, Minoru Kabuta, Koichi Kawashima, Masahiro Kawamura, Koichi Kikuchi, You Kikuchi, Atsushi Kitahara, Yukinari Kimura, Yoshikazu Keino, Keita Kojima, Kazuo Goto, Yutaka Saito, Sakakino Hideki, Ryoichi Sakuma, Fumiaki Sadano, Satoru Sato, Takeshi Shinozaki, Hitoshi Shimazaki, Yasuo Shimizu, Takashi Shoji, Toshiyuki Sugano, Hideki Suzuki, Takashi Sekimoto, Takeo Tagusari, Kazuo Tamura, Naoya Tsurumi, Katsumi Tojo, Masamitsu Nagoshi, Masaji Nishikawa, Yoshihide Nomura, Yoshihisa Nomura, Itsuo Hashimoto, Kazuhiko Hamada, Takahiko Hirano, Norihito Hirayama, Teruyuki Hirohashi, Kenji Hoshino, Hidenobu Matsui, Masatsuda, Masaki Matsuno, Taku Matsubara, Noboru Manida, Yoshihisa Michinaka, Takashi Miyaguchi, Hisashi Miyazaki, Toshiyuki Murakoshi, Ryosuke Momiyama, Hiroshi Yagi, Ryoji Yanase, Shigeru Yamashita, Katsuhiro

Yamada, Tatsuo Yamada, Masaharu Yoshii, Masao Yoshimoto, Katsuyoshi Watanabe, Kunihiko Watanabe, and Noboru Watanabe.

Each of the following employees is to be given 500 shares:

Kazuo Aoki, Mitsuo Aoshima, Takashi Ando, Kiyonari Iizawa, Takashi Iizuka, Mutsumi Ikeda, Keiichi Ishizaki, Tsuyoshi Ishida, Kaoru Ichigozaki, Toshio Ichibe, Tsuyoharu Ito, Tomoyuki Ito, Mikio Ine, Toru Inoue, Toshikuni Inoue, Kenichi Iwanaga, Yuji Uekawa, Hiroshi Uemura, Kenichi Uchida, Makoto Uchida, Masamitsu Uchida, Satoshi Uno, Keiichi Umehara, Hideaki Eguchi, Masahiko Ouchi, Yoshiki Ooka, Masahiko Ogawara, Hiroshi Oki, Kazuhiko Oshiba, Yuji Ozono, Kenji Otsuji, Kanji Omatsu, Hidetaka Owaki, Shigemi Okazaki, Akitoshi Ogawa, Takahiro Ohara, Satoshi Kagami, Mitsuhiko Kakita, Tetsuya Kaku, Saburo Kage, Hiroshi Kataoka, Kenji Kato, Takashi Kato, Hiroaki Kadokura, Osamu Kuzuno , Hisatoshi Kanazawa, Yoshimitsu Kanemura, Tsuneo Kamijo, Hiroshi Kamimura, Mitsuo Kawakami, Hiroshi Kawaguchi, Masatoshi Kawaguchi, Yukio Kawasaki, Junshi Kawano, Hideaki Kawamura, Hiroshi Kawarazaki, Keenan Timosy, Hirohito Kikuchi, Masatoshi Kitamura, Mahiro Kimura, Junji Kudo, Hajime Kubota, Hisashi Koakutsu, Junichi Kogo, Akihiko Kono, Michio Kono, Hirokazu Kojima, Rieko Kodama, Takeshi Goda, Mie Goda, Kanji Kobayashi, Hirotsugu Kobayashi, Hiroki Koyama, Masaki Kondo, Tomoaki Saito, Masayoshi Sakai, Tsuneharu Sakamoto, Hisaya Sakurai, Motoharu Sakurai, Isao Sasaki, Emi Sasaki, Yoichi Sato, Akihiro Sato, Takeshi Sano, Ryuzo Shiino, Hiroyuki Shiba, Toshihiro Shibazaki, Atsuo Shima, Katsuaki Shimizu, Junichi Shimizu, Yasutomo Shimizu, Shigeru Shimozono, Mitsunari Shiroiwa, Koji Shirakawa, Tetsuo Shinyu, Yukio Sugino, Hiroki Sugimoto, Satoshi Sudo, Mikio Suyama, Atsushi Seimiya, Hiroyuki Seki, Yoshihiro Sonoda, Satoshi Sonoya, Kazuhiro Takase, Eiichi Takahashi, So Takahashi, Mitsuru Takahashi, Koichi Takayasu, Yoshinobu Takizawa, Kazuyoshi Takeuchi, Yasushi Takeuchi, Shojiro Tanaka, Tadayuki Tanaka, Masahiro Tanaka, Yoshinori Taniguchi, Katsumi Tarukawa, Kouji Tsuchiya, Junichi Tsuchiya, Hiroshi Tsuchiya, Masato Tsurikizawa, Morito Tojo, Kenji Tozaki, Shingo Dote, Donald Bayker, Masanori Nagai, Hiroshi Nakanishi, Toru Nakabayashi, Ryo Nakamura, Yasushi Nagumo, Ryuji Namiki, Keiichi Narita, Tatsutoshi Narita, Akira Nishikawa, Tatsuya Nishimura, Akinori Nishiyama, Atsuhiro Nihei, Kaname Noda, Kazuhiro Hasegawa, Seiji Katsuhiro Hasegawa, Seizo Hasegawa, Yoshiaki Hasegawa, Kimihito Hatazawa, Hiroyuki Happo, Shinobu Hamada, Naoki Hayshiyama, Ryoichi Hara, Yoshiteru Hara, Katsuhiko Hirabayashi, Hisato Fukumoto, Mutsuhiro Fujii, Takenori Fujishima, Masafumi Fujita, Takashi Fujimura, Motoshige Hokoyama,

Naohiko Hoshino, Shuji Hori, Satoshi Horiba, Yoshiharu Honda, Tetsushi Maeda, Masahiro Yasunobu, Sei Masui, Toru Matsuo, Seiichi Matsushita, Yoshinori Matsuhashi, Yoshihiko Miura, Kenji Mizumoto, Katsunori Mitsuka, Takenobu Mitsuyoshi, Kunihide Miyai, Satoshi Miyagi, Hiroyuki Miyazaki, Katsumi Murakami, Koji Murayama, Katsuhiko Mochizuki, Miyuki Yasuoka, Hirokazu Yasuhara, Masahiko Yano, You Yamaki, Yukiyoshi Yamashita, Yuki Yamanaka, Shigeyoshi Yamamoto, Ken Yamamoto, Naomi Yamamoto, Masanobu Yamamoto, Toyohiro Yoshioka, Koji Yoshida, Takeshi Yoshimoto Hiroyasu Yo, Kazutoshi Watanabe, Norio Watanabe, Shigeo Watari and Naohiro Warama

2) Subscription Terms

Type	Issue Price	Amount of Capitalization	Unit of shares for subscription	Subscription Period	Dates of Payment
Par-value share of stock	¥1,813	¥907	100 shares	July 31, 2000 to June 30, 2002	July 31, 2000 to June 30, 2002

3. Appropriation of the Proceeds of the newly issued shares:

1) Amount of Proceeds of the newly issued shares:

Total Proceeds	Approximate cost of issuance	Approximate Total Net Proceeds
¥1,253,689,500	¥5,000,000	¥1,248,689,500

(Notes) 1. Approximate cost of issuance does not contain consumption taxes.

2. Total Proceeds would decrease to the extent that any stock options were not exercised during the exercise period or otherwise ceased to be effective.

2) Appropriation

These stock options are primarily intended to enhance the work motivation of the directors and employees of the Company, not to raise funds.

In addition, because each of the eligible persons can exercise his or her stock options at the time he sees fit, it is difficult for the Company to formulate plans based on the proceeds of such shares at this time.

Accordingly, net proceeds from the stock options will be appropriated for either capital expenditure or working capital, but any specific amounts therefor will be decided at the time of each such payment based on the financial conditions of the Company at such time.

203334 v02.LA (4CW602!.DOC)

4/5/02 9:13 AM (38845.0001)

02 APR 16 AM 11:16

For further information please contact:

Miyako Shimizu
PR Dept., SEGA Enterprises, Ltd.
Tel: +81-3-5736-7037
Fax: +81-3-5736-7059
ShimizuM@soj.sega.co.jp
http://www.sega.co.jp/

Charles Bellfield
Vice President, Communications, Sega of America, Inc.
Mobile phone in Japan: 090 3310 2473
charles.bellfield@sega.com
http://www.sega.com

Margaret Mathis
Access Communications for Sega
In U.S. (415) 844-6203
mmathis@accesspr.com

FOR IMMEDIATE RELEASE

SEGA ANNOUNCES NEW CORPORATE FOCUS ON NETWORKED ENTERTAINMENT

Leading gaming content provider leverages Internet to disseminate content on multiple appliances

TOKYO -- Oct. 27, 2000 --- Sega Enterprises, Ltd. today announced it is broadening its network initiatives to reinvigorate the company and make it more competitive globally in the new Internet economy.

Sega has undertaken several restructuring measures, including selling off unused inventory, closing unprofitable amusement facilities, optimizing distribution systems, and integrating overseas subsidiaries. In addition, Sega has started a program of semi-independence of the Software R&D Division and AM Facility Operation Business, which will improve cost management and creative development. Finally, Sega has implemented changes to its management structure and will announce new outside advisors who will sit on its board.

An Online Network and Content Company

The most important change is that Sega has transitioned its corporate strategy to an "online network and content company" where the direction of the company will be focused on new Internet opportunities. The market for online gaming is expected to explode from its current

2% to 24% of the $7 billion video game market by 2002. To ensure its ability to deliver a unique experience to consumers well ahead of rival companies, Sega has been developing an extensive, global Internet infrastructure and a number of online network games and applications.

Sega's goal was realized with the introduction of the modem-equipped Dreamcast video game console and development of four online network companies in Japan, America, Europe, and greater-Asia. The company has made an aggressive effort to establish a network business by building a worldwide consistent low latency network in four regions to enhance the Dreamcast experience (e.g. Sega's online networks and Voice-Over IP for audio and the Dreameye Camera for video).

In addition, Sega has developed and shipped breakthrough online multi-player network games. This new content has introduced a whole new experience in Japan, U.S. and Europe several years ahead of competitors. As a result, Sega has 1.4 million users on its Sega Dreamcast online network worldwide. Sega is widely recognized as setting the new trend of embracing internet opportunities with video games, as seen by the excitement in the U.S. over Sega Sports' NFL2K1 which has been the top-selling title across all video game platforms for three weeks with more than 400,000 copies sold to date.

The Internet is poised to radically alter consumers entertainment patterns, and as a result redefine the global entertainment industry. By embracing the Internet opportunity, and the changing life styles of our consumers, we are convinced that Sega's position as market leader will allow for huge growth in this new economy. By building the vertical technology, including the network and content, Sega is driving the industry toward this new networked society and is setting a precedent for the industry to follow.

Personnel change of top executives and implementation of new management structure:

Based on the resolution of the provisional board meeting on October 27th, 2000, Sega announces personnel change of the representative executives as stated below:

As of November 1st, Senior Managing Director Hideki Sato will assume the post of Representative Director and Vice President of Sega. Sato will be responsible for the business and affairs of Sega as chief executive under the direction of Isao Okawa, Representative Director, Chairman and President. Sato, has extensive background in the technical field, and exceptional business sentiment but is also highly knowledgeable about Sega's business affairs, has been responsible for the network business as the director of development at Sega.

Sega Announce New Corporate Focus on Networked Entertainment Announcement

In addition, Toshimichi Oyama, who is currently the board member of Sega and Representative Director and President of ISAO Corporation, will be promoted to Senior Managing Director to be responsible for the network service business of Sega Group. At the same time, Tetsu Kayama, currently the Managing Director of Media Factory, Inc., will be appointed as Strategic Council and will take full responsibility of Sega's content business.

Further, Shoichiro Irimajiri will resign his current post as Executive Vice Chairman, and will assume the post of Executive Senior Advisor.

Representative Director and Vice President:	Hideki Sato (Senior Managing Director)
Executive Senior Advisor:	Shoichiro Irimajiri (Executive Vice Chairman)
Senior Managing Director:	Toshimichi Oyama (board member / Director and President of ISAO Corporation)
Strategic Council:	Tetsu Kayama (Managing Director of Media Factory, Inc.)

1. SEMI-ANNUAL HIGHLIGHTS AND AMENDMENT OF BUSINESS PLAN

Sega amends business plan for Year 2001 as follows.

Amendment of non-consolidated business plan from Apr. 1st to Sep. 30th, 2000:

<Million of Yen>

	Net Sales	Ordinary Income (loss)	The net Income (loss) for the period
Previous prospect (A)	140,000	1,200	1,100
Today's announcement (B)	127,000	(14,000)	(17,900)
(B) - (A)	(13,000)	(15,200)	(19,000)
rate of change	(9.3%)	-	-

Amendment of non-consolidated business plan from Apr. 1st to Mar. 31st, 2001:

<Million of Yen>

	Net Sales	Ordinary Income (loss)	The net Income (loss) for the period
Previous prospect (A)	240,000	3,600	3,100
Today's announcement (B)	224,000	(11,300)	(14,800)
(B) - (A)	(16,000)	(14,900)	(17,900)
rate of change	(6.7%)	-	-

Amendment of consolidated business plan from Apr. 1st to Sep. 30th, 2000:

<Million of Yen>

	Net Sales	Ordinary Income (loss)	The net Income (loss) for the period
Previous prospect (A)	133,000	300	600
Today's announcement (B)	113,000	(27,800)	(29,200)
(B) - (A)	(20,000)	(28,100)	(29,800)
rate of change	(15.0%)	-	-

Amendment of consolidated business plan from Apr. 1st to Mar. 31st, 2001:

<Million of Yen>

	Net Sales	Ordinary Income (loss)	The net Income (loss) for the period
Previous prospect (A)	336,000	2,600	1,500
Today's announcement (B)	320,000	(16,800)	(22,100)
(B) - (A)	(16,000)	(19,400)	(23,600)
rate of change	(4.8%)	-	-

- Amusement Business

The completed reorganization of the amusement operation management has resulted in increased revenue and profits, exceeding initial expectations.

Sega is the only company that can consistently supply new products of all genres to the amusement customers. Specifically, Sega has focused on producing such original and creative new products as Derby Owners Club, Star Horse, and Super GuruGuru Station, which require players to actively participate, thus increasing revenue significantly.

Sega's new opportunities for growth include "net@," an experimental broadband service using a fiber optic network between arcade and amusement locations.

- Consumer Business

Dreamcast sold a total of 5.98 million machines worldwide. The geography breakout is 1.95 million in Japan, 2.70 million sold-in in the U.S., 930,000 in Europe, and 290,000 in Asia by September 30, 2000. The current number of Dreamcast that have been registered online are: 750,000 in Japan, 400,000 in North America and 400,000 in Europe, totaling 1.55 million worldwide by October 27, 2000.

Sega is building programs to further increase Dreamcast sales, expand network service subscriptions, and to increase the sales of network games and services. Below are Sega's network strategies which were rolled-out in the U.S. and Europe in September:

1 Introduced SegaNet ISP and gaming network service in the U.S.
2 Instigated a "Free Dreamcast" rebate program for subscribers who signed up for 18 months on SegaNet
3 Set a new price for Dreamcast hardware in the US and Europe ($149.95 dollars in the U.S., $149.99 pounds in Europe)
4 Shipping more than 20 network games, such as Phantasy Star Online, NFL2K1, NBA2K1, and QUAKE III ARENA, by the end of the fiscal year.

The U.S. market is a good barometer of the potential of this strategy. For example, a top analyst in the U.S., PJ McNealy of Gartner Group said, "Sega has five things going for it that Sony doesn't: They have hardware in stock. They have plenty of hardware in stock. They have a modem that comes with the machine. They have games online. And they are half of the price of PlayStation 2."

Building upon this strategy, Sega is targeting the cumulative total of 10 million Dreamcasts and the online membership of over 3 million subscribers worldwide by the end of this fiscal year.

These strategies have already spurred critical acclaim and significantly increased sales in the US and Europe. Many industry analysts and press have reinforced the opportunity Sega has in the U.S. and Europe, and believe the company can easily achieve these objectives.

For example, in the five weeks since the US price reduction, Sega's share of the market has increased to 29.9 percent of all unit sales. Further sales success is expected this holiday season, especially as Sony is struggling to recover from a significant reduction in shipments of PS2.

In Europe the Dreamcast is also receiving enthusiastic response from consumers and the video game industry alike. "The Dreamcast is the essential Christmas purchase and the games players console of choice this Christmas. Retailers are making sure they can fulfill Christmas demand for a new console, by promoting Dreamcast and demand has never been higher, eagerly awaited console masterpieces like Shenmue are guaranteed to make it a Dreamcast Christmas," said Dean Van Velson, Gem Distribution.

With the adoption of a new price point for the U.S. and European market, Sega will experience an 18.5 million deficit during this coming year. However, Sega is taking an aggressive stance to increase software sales and network subscribers, increasing revenue per customer and establishing a network community a year and a half before any competitor. Many industry analysts and media have noted that the widespread availability of Dreamcast consoles, combined with a compelling price point, superior games and online gaming capabilities, position Sega very well for the upcoming holiday selling season and beyond.

2 BUSINESS VISION

Sega expects to have completed a strong foundation for its online network business by the end of this year, and has set its business vision for the future as laid out below:

1. The Internet is causing fundamental changes:
   In this great tide of change, CSK/Sega Group is focused to broaden its Internet businesses, embarking on a new program, "ES (Electronic Service) Changes The World," focused on delivering services and content over the internet.

2. Vision of Sega in 2003:
   With the aim of sustaining growing and stable profits with our content and amusement businesses while embracing the Internet, Sega's vision is to become "the world's leading network gaming content provider" in the year 2003. And, in doing so, Sega will be centered around these three core businesses: 1) Online network video game content; 2)

Narrow and Broadband electronic services to the online community and 3) Location-based amusement centers featuring Sega's unique content.

3. Business Strategies:

   Sega has always been a pioneer in providing the newest video game experience to consumers. Sega was the first company to introduce real-time simulation games and 3-D graphics, and most recently, has pioneered the development of Internet-based games and services. For example, Sega Sports, NFL 2K1, a sports network game that was released in the U.S. on September 7, sold 350,000 units within a month. SegaNet has already gained over 110,000 members in the US, and the membership is growing rapidly, clearly showing gamers' keen interest in network gaming. Also, Phantasy Star Online, an RPG network game available in five different languages, is coming out this winter. Sega believes that its creative and interactive content will remain critically unsurpassed and in demand.

<u>A. Content Business Strategy</u>

Sega's strength lies in its huge content library, its ability to develop compelling content, and experience in building a high-performance, low-latency gaming network. Sega sees new market opportunities in leveraging its content to take advantage of a multitude of new Internet appliances.

Sega's content is universally acknowledged as being the industry's best. Sega has always been an innovator in developing creative content using unique ideas with market potential. For its content business, Sega plans to employ a multi-application and protocol strategy within the digital appliance and consumer market to increase profitability.

Connection to the Internet always been central to Dreamcast, making it beyond compare with other next generation gaming consoles. As Sega moves forward, the online experience of video games will become the central focus for the company. And, the online network itself will become the gaming platform. Sega is in the process of building this online community of gamers that realize the online network and content allows for greater entertainment enjoyment, not the hardware itself. The scenario that Sega envisions to support the content business is as follows:

- Step 1: Sega will provide content to existing platforms such as PCs, mobile phones, and handheld PDAs.

- Step 2: Sega will provide an online network and content to today's wireless devices and the next generation Broadband wireless products.
- Step 3: Sega will provide content to Set Top Boxes (STBs) and consumer entertainment devices in conjunction with hardware manufacturers.

Following these steps, Sega will attain the goals described below for packaged game software, network content and mobile device games.

1. Packaged game software: With its existing and new software titles, Sega plans to gain the largest global market share possible.
2. Network game software: Sega continues to lead the industry and aims to be the largest online gaming community for multiple devices across the world.
3. Mobile game software: Sega will enter into alliances with top companies in the mobile business to become the leading game software provider in the handheld market.

Further, Sega will take other strategic measures such as utilizing its vast software library of more than 1,000 titles to develop content for other consumer entertainment and mobile devices, making full use of Sega's renowned brand and characters to expand its game software business.

B. Network Business

Sega has already launched its own ISP and gaming networks providing high speed, low-latency and true online gaming services for Sega's content. The ISP companies are: ISAO in Japan, SEGA.COM in the U.S., Dreamarena in Europe, and SEGA.COM ASIA.

Furthermore, Sega will supply the online community through different hardware devices with popular games and services at the best consumer price points. There are five key elements of the Network Business strategy: (1) Create a global networked gaming community by continuing to develop innovative game software, providing tools and software to ASPs, and developing alliances with ISPs; (2) Strengthening the network business for mobile phones through a multi-protocol strategy by forming alliances with industry leaders, providing content for the formats interlocking with i-mode and other network technologies, developing technological know-how for API (application programming interface) and server development operations and promoting business expansion overseas; (3) Electronic distribution and download of content; (4) Developing Broadband content and fiber optic network with strategic partners; (5) Internet video conferencing and telephone business.

C. Sega Platform Business

Sega is embracing an ingredient technology strategy. The Dreamcast chip-set and APIs will be optimized to perform inside a myriad of other Internet-enabled devices. Through this multi-device, multi-protocol strategy Sega will be able to expand its business into other consumer devices including mobile phones, PCs and Set Top Boxes that offer Dreamcast-formatted content.

Steps Sega will take to expand its business include: minimize the Dreamcast architecture to a single chip, provide the Dreamcast architecture for manufacturers of Wireless devices, PCs and Set Top Boxes, promote Dreamcast as a network content technology and supply Dreamcast network content to appropriate amusement businesses.

C. Amusement Business

Sega's share of this consolidating market is increasing along with larger revenue and profitability due to the unique nature of compelling content and consistent delivery. A series of completed restructuring plans have helped to restore the amusement operations' business and machine sales to profitability.

To maximize growth potential, Sega will promote hybrid amusement centers with a variation of integrated amusement services and products, creating diversified entertainment for a new market and customers. Sega will forge alliances with companies in such industries as motion pictures, music, animation, broadcasting, network infrastructure, food service, and video.

Sega is leading the development of Broadband fiber optic networks, linking arcade centers together and delivering a new compelling experience of competition between different locations. Sega is developing new technologies and content embracing Broadband that will be made available in 2001.

3 FUTURE VISION

Sega's vision is to build upon its 40 years of creating industry innovations and compelling content and extend it into a myriad of strategies all designed to capture the business potential of the Internet and online gaming. All of Sega's management resources will be focused on delivering against the company's network and amusement business strategies in order to achieve the ultimate goal of becoming the leading network game content provider in the world.

###

02 APR 16 AM 11:16

Management Policy

Basic Policies

In its consumer product business and amusement business, SEGA seeks to constantly create new and innovative games to play and has built a strong position in the entertainment field in Japan, the United States, and Europe. In addition, the Company anticipated the arrival of the Internet network era at an early date and has accumulated a substantial library of content while also establishing its differentiation technology.

The arrival of the Internet society is already bringing changes to today's world in a wide range of areas. Amid these changes, the CSK-SEGA Group has set the corporate goal of changing the world through Electronic Service (ES). With this objective in mind, the Group is working to utilize network interactive services that did not exist before to meet the desires of individual customers, offering them moving experiences, and bringing them an enriched, higher quality of life.

Basic Policy for Allocation of Profits

SEGA has positioned the return of profits to shareholders as a high-priority management policy. Accordingly, the Company is working to secure a stable management base and-while giving consideration to performance and other factors-has adopted a basic policy of actively returning profits to its shareholders. In addition, to substantially increase corporate value in the future the Company plans to make aggressive use of retained earnings to develop its network service businesses.

Medium- and Long-Term Corporate Strategy

The following will be the Company's three main lines of business:

1. Content: Providing interactive content centering around network games,

2. Network services: Offering ES to live communities through the range from narrowband to broadband media, and

3. Amusement: Creating "places" that provide opportunities for customers to relax and enjoy something that is a bit out of the ordinary.

Looking ahead to 2003, we have set the goal shown below and will accelerate our activities to generate income from network services, while continuing to generate earnings from the present content and amusement businesses, and thus work toward recovering our position as a highly profitable company.

By 2003, SEGA will become the "World's Number-One Network Game Service Provider."

SEGA's major strengths are its capability for developing superior content, its assets in the form of a vast collection of software titles, and its proven record in developing a large number of network games. The Company will aggressively implement the following strategies to reach its vision for 2003 of becoming the "World's Number-One Network Game Service Provider."

(1) Platform Strategy

At present, Dreamcast is the only network game console that has a built-in modem. In addition, its positioning and concept differ from those of other game consoles.

In preparation for the near future, when the network itself will become the platform, we are making the transition from a "product provider" that offers game consoles to a "format provider" that offers architecture. To accomplish this, we will proceed with the development of our business operations by licensing the Dreamcast architecture for multiplatform use on PCs, set-top boxes (STBs), audio-visual equipment, mobile telephones, personal digital assistants (PDAs), and other equipment. We will continue to provide software and network services for Dreamcast and these Dreamcast families.

(2) Content Strategy

In our content business, to become the world's leading content provider we will develop these operations with a content business orientation. We have divided content provision into (a) package games and (b) network games, and will aggressively pursue the following objectives:

— For package games, we will make full use of our assets in the form of existing and new titles. We will review and revise our policy of providing content only for the Dreamcast platform, and aim to win a dominant, number–one share internationally.

— For network games, we will aim to consistently lead the industry and win a dominant number-one share of users globally.

For package games, we will provide products and content not only for Dreamcast but also for the platforms of other companies. For each of our software assets, including those created in the past, we will give careful consideration to the characteristics of the hardware of each customer segment, the special features of users, market conditions, and economic considerations, and provide content for platforms of other companies.

In addition, for the most part, network games can only be played in the present environment on Dreamcast. But, with the shift toward multiplatforms with Dreamcast architecture, and the expansion of the Dreamcast-compatible equipment family, we will work to expand the lineup of network games.

Along with these activities, we will work to create new content and new business models with package games and network games as the foundation, and aim to expand the number of SEGA network customers.

(3) Amusement Strategy

The market for the amusement business is mature. But, contrary to what might be expected in such and environment, SEGA's importance is increasing as the number-one company in this area that can provide a stable supply of new products.

As a result of the implementation of a series of aggressive measures to rationalize these business operations, the profitability of our amusement operations and equipment sales is gradually recovering. At present, these activities have become a stable source of profits.

However, the current style of amusement operations has become less attractive, and it is true that it holds little promise for future development. We will therefore concentrate on developing new markets and new customers by creating venues, such as entertainment convenience centers, that offer a wide rage of entertainment opportunities and provide customers with the opportunity to relax for about an hour. To this end, we will proceed with the development of "hybrid" outlets that combine all types of opportunities for play and amusement, and create venues that provide customers with the chance to relax and enjoy something that is a bit out of the ordinary.

Accordingly, we will aggressively pursue tie-ups with companies in other industries, including cinema, music, animation, broadcasting, telecommunications infrastructure, restaurants, video, and other enterprises.

In addition, these new "play spaces" will soon be linked by fiber optics. To explore what we can do using fiber-optic links, and what interesting opportunities may emerge, we are beginning to try a number of approaches, including net@ experiments. Looking to the arrival of the broadband network era, we will continue trials and exploratory efforts in this area.

(4) Network Strategy

SEGA has already set up network companies in four key parts of the world to respond to the arrival of full-scale, high-speed, low-latency network games. These are isao.net in Japan, SEGA.com in the United States, Dreamarena in Europe, and SEGA.COM ASIA in the rest of Asia.

These enterprises will take further steps to offer the most effective, inexpensive, and user-friendly network games and services, as well as amusement services to on-line users of Dreamcast, PCs, STBs, mobile telephones, and a range of other equipment.

I. Expanding the lineup of network game

  A) Supplying new-concept network games

  B) Establishing network communities

  C) Creating ASPs for individual network games (content ASPs)

  D) Promoting cooperation with other ISPs

II. Strengthening SEGA's mobile-related business

  A) Multidirectional expansion through alliances

  B) Active provision of content in a format linked to i-mode

  C) Promotion of overseas expansion

D) Establishment of technology for developing and operating Application Program Interface (API)+Servers

III. Electronic distribution (downloading)

IV. Experiments for application testing of fiber optics

V. Internet-based telephone services

Term Review

Outline of Results for the Interim Period

(1) Overview of Business Results

During the interim term under review, the Japanese economy showed a gradual recovery trend as a result of firm capital investment, such as that seen in the IT sector, but personal consumption remained weak, thus presenting a difficult operating environment. In the amusement industry and home video game market, the growing diversification of interests, principally among younger people, also contributed to continued challenging operating conditions.

Amid these circumstances, the Company implemented policies to raise profitability and strengthen its corporate structure, as well as its management base. These policies included: (i) continuing measures, begun in the previous period, to increase the efficiency of the Amusement Center Operations segment, (ii) carrying out policies to increase efficiency and delegate greater authority through the spin-off of the Software R&D Division as a separate company; and (iii) adopting new network strategies in Europe and the United States.

In the amusement-related area, including both the Amusement Center Operations Segment and the Amusement Machine Sales Segment, performance has begun to recover. However, the application of a new pricing system for Dreamcast in Europe and the United States had a significant negative impact on profitability and performance.

As a result of these factors, consolidated net sales for the interim period amounted to ¥119,457 million. Of this total, sales in Japan amounted to ¥87,803 million, and overseas sales were ¥31,654 million. In terms of profit performance, the Company recorded an operating loss of ¥29,334 million and a net loss of ¥32,456 million.

(2) Results by Segment

Amusement Machine Sales Segment

— Net sales: ¥29,232 million

— Operating income: ¥2,463 million

Although performance was adversely affected by the overall decline in amusement centers for the industry as a whole, SEGA is becoming the only company capable of supplying all types of amusement machines on a stable basis. Products contributing to revenues during the interim period included: "Derby Owners Club" and "Derby Owners Club Version 2000," which continue to enjoy strong popularity; newly introduced original games, such as "Star Horse" that encourage customers to play more than one game at ¥100 per three minutes; and standard games, such as "Galaxy Dream" and "UFO Catcher 21." In addition, attention was focused on developing a range of gifts in view of the popularity of prize machines in amusement centers, and these contributed significantly to revenues.

Amusement Center Operations Segment

— Net sales: ¥38,435 million

— Operating income: ¥3,967 million

The Company continued the policies begun in the previous period of closing centers showing losses or low profitability to enhance management efficiency and improve the profitability of amusement centers through lower-cost operations. As a result of these policies, these operations have become a stable source of profits. The Company's newly introduced original games, such as "Derby Owners Club" and "Star Horse," contributed substantially to profitability. Moreover, with the introduction of various types of events and trials of new services-such as "net@," which makes use of broadband fiber optic transmission, the Company has returned to the basics of the service industry, and is focusing on increasing customer satisfaction.

Consumer Product Sales Segment

As of September 30, 2000, SEGA had sold an accumulated total of approximately 5.87 million Dreamcast consoles worldwide, including 1.954 million in Japan, 2.70 million in

the United States, 930,000 in Europe, and 290,000 in the rest of Asia. In addition, the number of people owning Dreamcast consoles and registered for network usage amounted to 750,000 in Japan, 400,000 in the United States, and 400,000 in Europe, for a total of 1.55 million worldwide. As a result of the commencement of sales of a large number of network games and the start-up of the accelerated, full-scale introduction of network services, the Company reported further sales of Dreamcast consoles and a rapid rise in customers registered for network services. Moreover, in September the Company took a number of initiatives in Europe and the United States to expand its lead over competitors. These included the start-up SegaNet services in the United States; the inauguration of "Free Dreamcast," a cash refund program; the application of a new hardware pricing scheme in Europe and the United States (US$149.95 in the United States and 149.99 pounds sterling in Europe); and the introduction of a powerful network game lineup of about 20 titles. As a result of these initiatives, SEGA has set the goal for March 31, 2001, of an accumulated total of 10 million Dreamcast units sold worldwide and 3 million customers registered for the network worldwide. However, the introduction of the new pricing scheme in Europe and the United States had a negative impact of about ¥18.5 billion. Therefore, although the rise in the volume of software sales and the number of customers registered for network use was expected to have had a positive impact, the Company was not able to meet its cost reduction objectives due also to tight conditions in the semiconductor market.

(3) Cash Flows

The Consumer Product Sales Segment shows substantial seasonality in sales and income because a high percentage of sales of both hardware and software are made in Europe and the United States during the Christmas season. The production of hardware and the development of software take place in the first half of the Company's fiscal year, and a high percentage of sales are made in the latter half, thus creating seasonal fluctuations in cash flows.

As a result of the factors described, the balance of cash and cash equivalents at the end of the interim period amounted to ¥52,386 million owing to the rise in inventories. For the full fiscal year, the Company forecasts that cash flows from operating activities will decline ¥26.0 billion, cash flows from investing activities will fall ¥2.0 billion, and cash flows from financing activities will rise ¥11.0 billion, leaving cash and cash equivalents of ¥81.0 billion at March 31, 2001.

Outlook for the Full Fiscal Year

As of November 1, 2000, SEGA appointed a new management team led by Isao Okawa, Representative Director, President, and Chairman. Other members include Hideki Sato, Vice President and Chief Executive Officer; Akira Nagai, Senior Managing Director in charge of the amusement segments; Toshimichi Oyama, Senior Managing Director in charge of Network Services; Tetsu Kayama, Executive Adviser in charge of Content. The management policy and strategy aimed at enabling SEGA to realize its vision of becoming the "World's Number-One Network Game Service Provider."

In the amusement business area, SEGA spun off its Amusement Center Operations Segment into five companies in October 2000. Management believes that this step, together with substantially greater delegating of sense of ownership and lowering of operating costs, will strengthen the base of these operations and increase their profitability. Moreover, in the area of operations covered by the Amusement machine Sales Segment SEGA is becoming the only company in this industry that can develop and offer a broad range of creative game center equipment-from conventional medal games, prize machines, video games, and simulation games to equipment embodying new concepts-speedily and at low cost. Accordingly, management believes profitability in this area should recover steadily.

In the Consumer Product Sales Segment, during the latter half of the current fiscal year the Company is scheduled to release 23 new, internally-developed network games in Japan, which are expected to perform well, including "SEGA Marine Fishing," "SEGA Professional Tennis Power Smash," "Fantasy Star Online," "Daytona USA 2001," and "Hundred Sword." Similarly, 17 new titles are also scheduled to be introduced in the United States and 13 in Europe. These new product introductions are expected to contribute to revenues for the full fiscal year.

Regarding Network Service, one year has passed since the introduction of the standard software package, "Atsumare Guru Guru Onsen," but close to 200,000 users access this software each month through the live community, and the Company is continuing to hold various large-scale events to promote the software. The Company is scheduling a large number of network event services for the latter half of the fiscal year, including a network fishing contest based on the SEGA Marine Fishing game, net tournaments based on SEGA Professional Tennis Power Smash, and a network betting event based on network

races conducted using the telephones. The Company introduced its Chaku Mello Service last fiscal year and has begun to distribute game content software.

As a result of these various activities, SEGA is forecasting consolidated sales for the full fiscal year of ¥320 billion, an operating loss of ¥18.1 billion, and a net loss of ¥23.6 billion.

203487 v02.LA (4D0F02!.DOC)

4/10/02 6:25 PM (38845.0001)

SEGA CORPORATION.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30 2000

	Millions of yen		%Increase (Decrease)
	Six months ended September 30, 2000	Year ended March 31, 2000	
INCOME STATEMENTS			
Net sales	119,457	339,055	-
Cost of sales	106,876	290,492	-
SG&A expenses	40,734	88,917	-
Operating loss	28,153	40,354	-
Other income	4,018	4,729	-
Other expenses	5,200	8,646	-
Recurring loss	29,334	44,271	-
Extraordinary gain	70	15,479	-
Extraordinary loss	1,209	14,636	-
Loss before income taxes	30,473	43,429	-
Income taxes	4,032	1,531	-
Minority interests in eanings of Consolidated Subsidiaries	2,049	2,080	-
Net loss for the period	32,456	42,880	-
Net income(loss) per share(yen)	(390.57)	(425.27)	-
BALANCE SHEETS	September 30, 2000	March 31, 2000	
ASSETS			
Total current assets	190,886	211,378	-
Property and equipment	73,127	74,718	-
Intangible fixed assets	12,562	14,189	-
Investments and advances	66,323	65,533	-
Deferred assets	376	743	-
Translation adjustment	-	8,777	-
Total assets	343,276	375,341	-
LIABILITIES AND SHAREHOLDERS' EQUITY			
Total current liabilities	115,626	196,583	-
Total long-term liabilities	90,335	98,440	-
Minority interests in consolidated subsidiaries	(3,480)	(407)	-
Shareholders' equity	140,794	80,724	-
Total liabilities and shareholders' equity	343,276	375,341	-
NET SALES BY SEGMENT	Six months ended September 30, 2000	Year ended March 31, 2000	
Consumer products	51,796	186,188	-
Amusement center operations	38,435	79,212	-
Amusement machine sales	29,557	73,919	-
Eliminations	(331)	(265)	-
Total	119,457	339,055	-

Note: The above financial information was prepared using accounting principles generally accepted in Japan and more specifically in conformity with the Consolidated Financial Statements Regulations.

SEGA CORPORATION
Rule 12g3-2(b) Exemption
No.82-3439
November 24, 2000

SEGA CORPORATION
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30 2000

	Millions of yen		%Increase (Decrease)
	Six Months ended March 31		
	2000	1999	
INCOME STATEMENTS			
Net sales	127,188	126,384	0.6%
Cost of sales	124,278	118,095	5.2%
SG&A expenses	16,499	25,969	(36.5%)
Operating loss	13,589	17,679	-
Other income	2,283	1,175	94.3%
Other expenses	2,629	2,071	26.9%
Recurring loss	13,935	18,575	-
Extraordinary gain	-	5,822	-
Extraordinary loss	3,426	6,322	(45.8%)
Loss before income taxes	17,361	19,076	-
Income taxes	620	42	1376.2%
Net loss for the period	17,982	19,118	-
Net loss per share(yen)	117.25	182.92	-

BALANCE SHEETS	September 30		
ASSETS	2000	1999	
Total current assets	178,964	220,272	(18.8%)
Property and equipment	67,044	73,375	(8.6%)
Intangible fixed assets	5,601	8,940	(37.3%)
Investments and advances	110,750	101,752	8.8%
Deferred assets	376	1,110	(66.1%)
Total assets	362,737	405,451	(10.5%)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Total current liabilities	92,138	192,922	(52.2%)
Total long-term liabilities	80,351	126,708	(36.6%)
Shareholders' equity	190,248	85,820	121.7%
Total liabilities and shareholders' equity	362,737	405,451	(10.5%)

Note: The above financial information was prepared using accounting principles generally accepted in Japan.

APR 16 AM 11:16

SEGA CORPORATION

SEMI ANNUAL REPORT 2001

SIX MONTHS ENDED SEPTEMBER 30, 2000

Management Policy

Basic Policies

In its consumer product amusement businesses, SEGA seeks constantly to create new and innovative games and has built a strong position in the entertainment field in Japan, the United States, and Europe. Early on, the Company anticipated the arrival of the Internet era and has accumulated a substantial library of content while also establishing its differentiation technology.

The arrival of the Internet society is already bringing changes to today's world in a wide range of areas. Amid these changes, the CSK-SEGA Group has established a corporate goal of changing the world through Electronic Service (ES). With this objective in mind, the Group is working to provide, via network interactive services that did not exist before a means to meet the desires of individual customers, offer them moving experiences, and bring them an enriched, higher quality of life.

Basic Policy for Allocation of Profit

SEGA has positioned the return of profits to shareholders as a high-priority management policy. Accordingly, the Company is working to secure a stable management base and, while giving consideration to performance and other factors, has adopted a basic policy of actively returning profits to its shareholders. In addition, to substantially increase corporate value in the future, the Company plans to make aggressive use of retained earnings to develop its network service businesses.

Medium and Long-Term Corporate Strategy

The following will be the Company's three main lines of business:

1. Content: Providing interactive content centering around network games;
2. Network services: Offering ES to live communities through the range from narrowband to broadband media; and
3. Amusement: Creating "places" that provide opportunities for customers to relax and enjoy something that is a bit out of the ordinary.

Looking ahead to 2003, we have set the goal shown below and will accelerate our activities to generate income from network services, while continuing to generate earnings from the

present content and amusement businesses, and thus work toward recovering our position as a highly profitable company.

By 2003, SEGA will become the "World's Number-One Network Game Service Provider."

SEGA's major strengths are its capabilities for developing superior content, assets in the form of a vast collection of software titles, and a proven record in developing a large number of network games. The Company will aggressively implement the following strategies to reach its vision for 2003 of becoming the "World's Number-One Network Game Service Provider."

(1) Platform Strategy

At present, Dreamcast is the only network game console that has a built-in modem. In addition, its positioning and concept differ from those of other game consoles. In preparation for the near future, when the network itself will become the platform, we are making the transition from a "product provider" offering a game console, to a "format provider" offering architecture. To accomplish this, we will proceed with the development of our business operations by licensing the Dreamcast architecture for multiplatform use on PCs, set-top boxes (STBs), audio-visual equipment, mobile telephones, personal digital assistants (PDAs), and other equipment. We will continue to provide software and network services for Dreamcast and these Dreamcast families.

(2) Content Strategy

To become the world's leading content provider, we will develop these operations with a content business orientation. We have divided content provision into (a) package games and (b) network games, and will aggressively pursue the following objectives.

- For package games, we will make full use of our assets in the form of existing and new titles. We will review and revise our policy of providing content only for the Dreamcast platform and aim to win a dominant, number–one share internationally.
- For network games, we will aim to consistently lead the industry and win a dominant, number-one share of users globally.

For package games, we will provide products and content not only for Dreamcast but also for the platforms of other companies. For each of our software assets, including those created in the past, we will give careful consideration to the characteristics of the hardware of each

customer segment, the special features of users, market conditions, and economic considerations, and provide content for platforms of other companies.

In addition, network games can only be played in the present environment for the most part on Dreamcast. But, with the shift toward multiplatforms with Dreamcast architecture and the expansion of the Dreamcast-compatible equipment family, we will work to expand the lineup of network games.

Along with these activities, we will work to create new content and new business models, with package games and network games as the foundation, and aim to expand the number of SEGA network customers.

(3) Amusement Strategy

The market for the amusement business is mature. Yet, contrary to what might be expected in such an environment, SEGA's importance is increasing as the number-one company in this area that can provide a stable supply of new products.

As a result of the implementation of a series of aggressive measures to rationalize these business operations, the profitability of our amusement operations and equipment sales is gradually recovering. At present, these activities have become a stable source of profits.

However, the current style of amusement operations has become less attractive, and it is true that they hold little promise for future development. We will therefore concentrate on developing new markets and new customers by creating venues, such as entertainment convenience centers, that offer a wide rage of entertainment opportunities and provide customers with the opportunity to relax and enjoy for a brief period of time. To this end, we will proceed with the development of "hybrid" outlets that combine all types of opportunities for play and amusement and create venues that provide customers with the chance to relax and enjoy something that is entirely unique and extraordinary.

Accordingly, we will aggressively pursue tie-ups with companies in other industries, including cinema, music, animation, films, broadcasting, telecommunications infrastructure, restaurants, video, and other enterprises.

In addition, these new "play spaces" will soon be linked by fiber optics. To explore what we can do using fiber-optic links and what interesting opportunities may emerge, we are beginning to try a number of approaches, including net@ experiments. Looking to the arrival

of the broadband network era, we will continue trials and exploratory efforts in this area.

(4) Network Strategy

SEGA has already set up network companies in four key parts of the world to respond to the arrival of full-scale, high-speed, low-latency network games: (i) isao.net in Japan; (ii) SEGA.com in the United States; (iii) Dreamarena in Europe; and (iv) SEGA.COM ASIA in the rest of Asia.

These enterprises will take further steps to offer highly effective, inexpensive, and user-friendly network games and services, as well as amusement services to on-line users of Dreamcast, PCs, STBs, mobile telephones, and a range of other equipment.

I. Expanding the lineup of network games
   - A) Supplying new-concept network games
   - B) Establishing network communities
   - C) Creating ASPs for individual network games (content ASPs)
   - D) Promoting cooperation with other ISPs

II. Strengthening SEGA's mobile-related business
   - A) Multidirectional expansion through alliances
   - B) Active provision of content in a format linked to i-mode
   - C) Promotion of overseas expansion
   - D) Establishment of technology for developing and operating Application Program Interface (API)+Servers

III. Electronic distribution (downloading)

IV. Experiments for application testing of fiber optics

V. Internet-based telephone services

203162 v02.LA (4CR#02!.DOC)

4/5/02 9:09 AM (38845.0001)

Review of Operations

Outline of Results for the Interim Period

(1) Overview of Business Results

During the interim term under review, the Japanese economy showed a gradual recovery trend, such as that seen in the IT sector, as a result of firm capital investment. Personal consumption remained weak, thus presenting a difficult operating environment. In the amusement industry and home video game markets, the growing diversification of interests, principally among younger people, also contributed to continued challenging operating conditions.

Amid these circumstances, the Company implemented policies to raise profitability and strengthen its corporate structure, as well as its management base. These policies included continuing measures begun in the previous period: (i) to increase the efficiency of the Amusement Center Operations segment; (ii) to increase efficiency and delegate greater authority through spin-offs of the Software R & D Division into separate companies; and (iii) adopting new network strategies in Europe and the United States.

In the amusement-related area, including both the Amusement Center Operations Segment and the Amusement Machine Sales Segment, performance has begun to recover. However, the application of a new pricing system for Dreamcast in Europe and the United States had a significant negative impact on profitability and performance.

As a result of these factors, consolidated net sales for the interim period amounted to ¥119,457 million. Of this total, sales in Japan amounted to ¥87,803 million, and overseas sales were ¥31,654 million. In terms of profit performance, the Company recorded an operating loss of ¥29,334 million and a net loss of ¥32,456 million.

(2) Results by Segment

Amusement Machine Sales Segment

- Net sales: ¥29,232 million
- Operating income: ¥2,463 million

Although performance was adversely affected by the overall decline in amusement centers for the industry as a whole, SEGA is becoming the only company capable of supplying all types of amusement machines on a stable basis. Products contributing to revenues during the interim period included: (i) Derby Owners Club and Derby Owners Club Version 2000, which continue to enjoy strong popularity; (ii) newly introduced original games, such as Star Horse that encourage customers to play more than one game at ¥100 per three minutes; and (iii) standard games, such as Galaxy Dream and UFO Catcher 21. In addition, attention was focused on developing a range of gifts in view of the popularity of prize machines in amusement centers, and these contributed significantly to revenues.

Amusement Center Operations Segment

- Net sales: ¥38,435 million
- Operating income: ¥3,967 million

The Company continued the policies begun in the previous period of closing centers showing losses or low profitability to enhance management efficiency and improve the profitability of other amusement centers through lower-cost operations. As a result of these policies, these operations have become a stable source of profits. The Company's newly introduced original games, such as Derby Owners Club and Star Horse, contributed substantially to profitability. Moreover, with the introduction of various types of events and trials of new services such as net@, which makes use of broadband fiber optic transmission, the Company has returned to the basics of the service industry and is focusing on increasing customer satisfaction.

Consumer Product Sales Segment

As of September 30, 2000, SEGA had sold an accumulated total of approximately 5.87 million Dreamcast consoles worldwide, including 1.954 million in Japan, 2.70 million in the United States, 930,000 in Europe, and 290,000 in the rest of Asia. In addition, the number of people owning Dreamcast consoles and registered for network usage amounted to 750,000 in Japan, 400,000 in the United States, and 400,000 in Europe, for a total of 1.55 million worldwide. As a result of the commencement of sales of a large number of network games and the start-up of the accelerated, full-scale introduction of network services, the Company reported further sales of Dreamcast consoles and a rapid rise in customers registered for network services. Moreover, in September, the Company took a number of initiatives in Europe and the United States to expand its lead over competitors. These included the start-up SegaNet services in the United States; the inauguration of "Free Dreamcast," a cash refund program; the application of a new hardware pricing scheme in Europe and the United States (US$149.95 in the United States and 149.99 pounds sterling in Europe); and

the introduction of a powerful network game lineup of about 20 titles. As a result of these initiatives, SEGA has set the goal for March 31, 2001, of an accumulated total of 10 million Dreamcast units sold worldwide and 3 million customers registered for the network worldwide. However, the introduction of the new pricing scheme in Europe and the United States had a negative impact of about ¥18.5 billion. Therefore, although the rise in the volume of software sales and the number of customers registered for network use was expected to have a positive impact, the Company was not able to meet its cost reduction objectives owing to tight conditions in the semiconductor market.

(3) Cash Flows

The Consumer Product Sales Segment shows substantial seasonality in sales and income because a high percentage of sales of both hardware and software are made in Europe and the United States during the Christmas season. The production of hardware and the development of software take place in the first half of the Company's fiscal year and a high percentage of sales are made in the latter half, thus creating seasonal fluctuations in cash flows.

As a result of the factors described, the balance of cash and cash equivalents at the end of the interim period amounted to ¥52,386 million owing to the rise in inventories. For the full fiscal year, the Company forecasts that cash flows from operating activities will decline ¥26.0 billion, cash flows from investing activities will fall ¥2.0 billion, and cash flows from financing activities will rise ¥11.0 billion, leaving cash and cash equivalents of ¥81.0 billion at March 31, 2001.

Outlook for the Full Fiscal Year

As of November 1, 2000, SEGA appointed a new management team led by Isao Okawa, Representative Director, President, and Chairman. Other members include Hideki Sato, Vice President and Chief Executive Officer; Akira Nagai, Senior Managing Director in charge of the amusement segments; Toshimichi Oyama, Senior Managing Director in charge of Network Services; Tetsu Kayama, Executive Adviser in charge of Content. The management policy and strategy aimed at enabling SEGA to realize its vision of becoming the "World's Number-One Network Game Service Provider."

In the amusement business area, SEGA spun off its Amusement Center Operations Segment into five companies in October 2000. Management believes that this step, together with substantially greater delegating of sense of ownership and lowering operating costs, will

strengthen the base of these operations and increase their profitability. Moreover, in the area of operations covered by the Amusement Machine Sales Segment, SEGA is becoming the only company in this industry that can develop and offer a broad range of creative game center equipment from conventional medal games, prize machines, video games, and simulation games, to equipment embodying new concepts speedily and at low cost. Accordingly, management believes profitability in this area should recover steadily.

In the Consumer Product Sales Segment, during the latter half of the current fiscal year, the Company is scheduled to release 23 new, internally-developed network games in Japan, which are expected to perform well. They include: SEGA Marine Fishing, SEGA Professional Tennis Power Smash, Fantasy Star Online, Daytona USA 2001, and Hundred Sword. Similarly, 17 new titles are also scheduled to be introduced in the United States and 13 in Europe. These new product introductions are expected to contribute to revenues for the full fiscal year.

Regarding Network Service, one year has passed since the introduction of the standard software package, Atsumare Guru Guru Onsen, but close to 200,000 users access this software each month through the live community, and the Company is continuing to hold various large-scale events to promote the software. The Company is scheduling a large number of network event services for the latter half of the fiscal year, including a network fishing contest based on the SEGA Marine Fishing game, net tournaments based on SEGA Professional Tennis Power Smash, and a network betting event based on network races conducted using the telephones. This is possible, in part, because the Company introduced its Chaku Mello Service last fiscal year and has begun to distribute game content software.

As a result of these various activities, SEGA is forecasting consolidated sales for the full fiscal year of ¥320 billion, an operating loss of ¥18.1 billion, and a net loss of ¥23.6 billion.

203170 v02.LA (4CRM02!.DOC)
4/5/02 8:50 AM (38845.0001)

CONSOLIDATED BALANCE SHEETS
SEGA CORPORATION and Consolidated Subsidiaries
September 30,2000

	Millions of yen	Thousands of U.S. dollars(Note 1(1))
	9/30/2000	9/30/2000
ASSETS		
Current Assets:		
Cash and time deposits (Note 3)	52,387	485,065
Notes and accounts receivable	42,226	390,981
Marketable securities (Note 2(3))	0	0
Lease-backed notes receivable	0	0
Inventories (Note 2(4))	77,026	713,204
Prepaid expenses	7,020	65,000
Other current assets	14,380	133,148
Less allowance for doubtful accounts	(2,152)	(19,926)
Total current assets	190,887	1,767,472
Investment and advances:		
Investments in securities (Note 2(3))	35,645	330,046
Long-term loans receivable	1,167	10,806
Other investments	10,700	99,074
Less allowance for doubtful accounts	(5,161)	(47,787)
Total investments and advances	42,351	392,139
Property and Equipment: (Note 2(5))		
Amusement machines and facilities	61,070	565,466
Buildings and structure	51,048	472,670
Other	26,659	246,843
Less accumulated depreciation	(88,576)	(820,148)
Land	22,925	212,271
Total property and equipment	73,127	677,102
Fixed Leasehold Deposits (Notes 5)	20,451	189,361
Deferred Charges and Intangible Assets (Note 2(6))	14,480	134,074
Excess Investment Costs over Net Assets of Consolidated Subsidiaries Acquired	1,981	18,343
Total Assets	343,277	3,178,491

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
SEGA CORPORATION and Consolidated Subsidiaries
September 30,2000

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 9/30/2000	Thousands of U.S. dollars(Note 1(1)) 9/30/2000
Current Liabilities:		
Short-term bank loans	22,247	205,991
Current portion of convertible bonds	0	0
Current portion of long-term debt	10,228	94,704
Notes and accounts payable:		
Trade	55,448	513,407
Others	2,733	25,296
	58,181	538,703
Accrued expenses	14,160	131,114
Income taxes payable	4,142	38,352
Deferred income taxes	0	0
Reserve for guaranteed obligation (Note 6)	60	556
Other current liabilities	6,608	61,192
Total current liabilities	115,626	1,070,612
Long-Term Liabilities		
Long-term debt	83,031	768,805
Accrued employees retirement benefits(Note 2(7))	675	6,250
Accrued retirement benefits for directors and corporate auditors	50	463
Deferred income taxes	3,796	35,148
Other	2,784	25,778
Total long-term liabilities	90,336	836,444
Minority Interest in Consolidated Subsidiaries	(3,480)	(32,222)
Commitments and Contingencies (Note 8)		
Shareholders' Equity		
Common stock, per value ¥50 per share: Authorized-600,000,000 shares at September 30,2000 Issued-158,538,560 shares at September 30,2000, respectively	114,992	1,064,743
Additional paid-in capital	114,516	1,060,340
Accumulated deficit	(80,706)	(747,275)
Unrealized gain (loss) of other securities(Note 2(3))	890	8,236
Treasury stock	(10)	(94)
Translation Adjustment (Note 2(2))	(8,887)	(82,293)
Total shareholders' equity	140,795	1,303,657
Total liabilities, minority interest in consolidated subsidiaries and shareholders' equity	343,277	3,178,491

CONSOLIDATED STAEMENTS OF OPERATIONS

SEGA CORPORATION and Consolidated Subsidiaries

For the six months ended September 30,2000

	Millions of yen	Thousands of U.S. dollars(Note 1(1))
	9/ 30/2000	9/30/2000
Net Sales	119,457	1,106,083
Cost of Sales	106,876	989,593
Gross profit	12,581	116,490
Selling, General and Administrative Expenses	40,734	377,167
Operating (loss) income	(28,153)	(260,677)
Other Income (Expenses):		
Interest and dividend income	652	6,037
Interest expense	(1,464)	(13,556)
Loss on write-down or disposal or inventories		
Loss on sale or disposal of property and equipment	(468)	(4,333)
Loss on dissolution of a subsidiary		
Loss on valuation of investment securities		
Loss on valuation of cash trust for investment		
Loss on sales or disposal of operations in subsidies and affiliates		
Gain on sale of network department		
Gain on sales of investment securities (Note 2(3))	1,636	15,148
Net (loss) gain on foreign exchange	(831)	(7,694)
Additional benefits for retirees		
Reserve for guaranteed obligation (Note 6)	(60)	(556)
Amortization of discounts on bonds		
Amortization of bond and note issue expense	(367)	(3,398)
Equity in losses of non-consolidated subsidiaries and affiliates	(1,362)	(12,611)
Provision for doubtful accounts	(130)	(1,204)
Other, net	74	686
Total other expenses	2,320	21,481
Loss before income taxes and minority interest in earnings of consolidated subsidiaries	(30,473)	(282,158)
Income taxes:		
Current	3,827	35,435
Deferred	205	1,898
	4,032	37,333
	(34,505)	(319,491)
Minority Interest in Earnings of Consolidated Subsidiaries	2,049	18,972
Net loss	(32,456)	(300,519)

	Yen	U.S. dollars (Note 1(1))
	2000	2000
Per share		
Net loss – basic		
Cash dividends		

The accompanying notes are an integral part of these statements.

NOTES TO THE SEMIANNUAL CONSOLIDATED FINANCIAL STATEMENTS
SEGA CORPORATION and Consolidated Subsidiaries
For the six months ended September 30, 2000, and for a year ended March 31,2000

1.BASIS OF PRESENTING THE CONSOLIDATED FINANCIAL STATEMENTS

(1) Accounting Principles

The accompanying consolidated financial statements have been prepared based on the accounts maintained by SEGA CORPORATION("SEGA") and its consolidated subsidiaries (collectively, the "Company") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Accounting Standards. The consolidated statement of share-holders' equity for six-month periods ended September30,2000, and for a year ended March 31, 2000, have been prepared to provide additional information. The consolidated statement of cash flows has been required to be prepared with effect for the six-month periods ended September 30,2000,in accordance with new accounting standard.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present these statements in a form which is more familiar to the readers of these statements outside Japan. In addition, the notes to consolidated financial statements include information which is not required under generally accepted accounting principles and practices in Japan but is presented herein as additional information.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The U.S. dollar amounts stated in the consolidated financial statements are included solely for the convenience of readers outside Japan. The rate of ¥108.00=US$1,the approximate rate of exchange as at September 30, 2000, has been used for the purpose of such translations. Those translations should not be construed as representations that the Japanese yen amounts have been or could be converted into U.S. dollars at that rate or any other rate.

(2) Significant Shareholder

SEGA is an affiliate of CSK Corporation, JAPAN, which owned 21,148 thousand and 39,148 thousand shares of common stock of SEGA at March 31, 2000 and at September 30, 2000, respectively, representing 17.26 % and 24.7 0% of shares outstanding at such dates.

There have been no material transactions and account balances outstanding, other than the shareholdings, between SEGA and CSK Corporation.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Scope and Principles of Consolidation

SEGA had 59 subsidiaries and 13 affiliates at September 30, 2000. The consolidated financial statements include the accounts of SEGA and 46 of its subsidiaries, which are mostly listed below. The consolidated financial statements include the accounts of SEGA and those of its subsidiaries in which it has control. Effective April 1, 1999, the Company modified its approach for identification of consolidated subsidiaries from the percentage-of-ownership approach to the effective control approach, in accordance with "Implementation Guideline on Revised Definition of Subsidiaries and Affiliates for Consolidated Financial Statements" issued by the Business Accounting Deliberation Council on October 30, 1998. Under the percentage-of-ownership approach, the determination as to whether a company would be consolidated was made solely on the percentage of ownership by SEGA. Under the effective control approach, companies controlled by SEGA are

consolidated regardless of the ownership percentage. All significant intercompany transactions and accounts and unrealized intercompany profits are eliminated on consolidation.

The excess of the cost over the underlying net equity of investments in subsidiaries as well as affiliates accounted for on an equity basis is recognized as goodwill, and is amortized on a straight-line basis mainly over five year periods.

Investments in affiliates in which SEGA has significant influence are stated using the equity method. Consolidated net income includes the Company's equity in current earnings after elimination of unrealized intercompany profits.

	Country of incorporation	Equity ownership percentage at September30, 2000	Fiscal year-end
SEGA Enterprises, Inc(U.S.A.)	U.S.A	100.0	March 31
SEGA of America, Inc	U.S.A	(100.0)	March 31
SEGA.Com, Inc	U.S.A	44.1(11.9)	March 31
SEGA.Com PC Network, Inc	U.S.A	(93.2)	March 31
SEGA of America Dreamcast, Inc	U.S.A	(100.0)	March 31
Visual Concepts Entertainment, Inc	U.S.A	100.0	March 31
SEGA Soft Networks, Inc	U.S.A	50.0	March 31
SEGA Europe Ltd.	U.K.	100.0	February 29
SEGA Amusements Europe Ltd.	U.K.	(100.0)	February 29
JPM International Ltd.	U.K.	(100.0)	February 29
ACE Coin Equipment Ltd.	U.K.	(100.0)	February 29
Crystal Leisure Ltd.	U.K.	(100.0)	February 29
Cross Products Ltd.	U.K.	100.0	March 31
SEGA Gesellschaft fur Videospiele Gmbh	Germany	(100.0)	February 29
SEGA Consumer Products S.A.	Spain	(100.0)	February 29
S.G.S. Co. Ltd.	Japan	78.0	March 31
SEGA TOYS. Ltd.	Japan	66.95	March 31
SEGA Music Networks Co. Ltd.	Japan	50.0	March 31
SEGA Logistics Service Ltd.	Japan	50.0	March 31
Other 27 subsidiaries			

(2) Translation of Foreign Currency Transactions and Accounts

From this semi-annual accounting period, the Company adopted the revised accounting standards for foreign currency transactions in accordance with "Policy Statement on Revising Accounting Standards for Foreign Currency Transactions" issued by the Business Accounting Deliberation Council on October 22, 1999.

Foreign currency transactions are translated using foreign exchange rates prevailing at the transaction dates. Short-term receivables and payables in foreign currencies are translated at the current exchange rates at each balance sheet date, as well as long-term receivables and payables in foreign currencies are revalued using the current rate at the balance sheet date.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at current rates at the respective balance sheet dates and all the income and expense accounts are translated at average rates for respective periods. Foreign currency financial statement translation differences are recorded in the consolidated balance sheet as a component of assets or liabilities.

The effect of adopting above mentioned new accounting standard resulted in decreases in ordinary loss and in semi-annual current net income before taxes by ¥87 million, respectively.

Moreover, from this semi-annual accounting period, reporting section of Translation Adjustment (¥8,887 millions at September 30,2000) was changed from Assets section to Stockholders' Equity section in accordance with the amendment of standards for semi-annual consolidated financial statements.

In addition, Hedge Accounting was applied to foreign currency monetary assets/liabilities on foreign exchange forward contracts.

(3) Marketable and Investment Securities

Effective April 1, 2000, the Company adopted a new accounting standard for financial instruments in accordance with "Policy Statement on Accounting Standards for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999.

Marketable securities held by SEGA and its domestic consolidated subsidiaries are valued at the lower of cost, as determined by the moving-average method, or market. All other securities held by SEGA and its domestic consolidated subsidiaries are valued at cost, as determined by the moving-average method. Consolidated subsidiaries in the United States of America account for marketable and investment securities in accordance with the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

When the fair value of an individual security declines below cost and it is judged to be a permanent impairment of value, the carrying value of the security is written down to the fair value.

For the six months ended September 30, 2000, Marketable Securities were stated at the market value at the semi-annual balance sheet date. Amount of the unrealized gain / loss from valuation of marketable securities shall be charged directly to shareholders' equity. Other Securities which do not have market value were stated at cost being determined using the moving-average method.

The effect of adopting above mentioned new accounting policy resulted in decreases in ordinary loss and in semi-annual current net loss before income tax by ¥1,102 million, respectively. Moreover, after examining the holding purposes for Marketable Securities amounting ¥13,934 million held at the beginning of the period, Other Securities to be matured within one year were included in current assets, and the rest of Other Securities were included in Investment in Securities. Such examination resulted in a decrease in securities in Current Assets by ¥12,522 million and an increase in Investment in Securities by ¥12,522 million.

(4) Inventories

Inventories held by SEGA and its domestic consolidated subsidiaries are stated at cost, as determined by the moving-average method. Inventories held by the foreign consolidated subsidiaries are mainly valued at the lower of cost, as determined by the first-in first-out method, or market.

(5) Property and Equipment

Property and equipment, including significant renewals and improvements, are carried at cost less depreciation. Maintenance and repairs including minor renewals and betterments are charged to income as incurred. Depreciation is computed primarily on the declining-balance method at rates based on the estimated useful lives of the assets which are prescribed by the Japanese income tax laws. When retired or disposed of, the difference between the net book value and sales proceeds is charged or credited to income.

(6) Intangible Assets

Amortization of intangible assets was computed by straight-line method. Amortization of software for self-use was computed by the straight-line method over five years of estimated useful lives in the Company.

(7) Accrued employees' retirement benefits

Effective April 1, 2000, the Company adopted a new accounting policy for its pension plans in accordance with "Policy Statement on Accounting Standards for Post-retirement Benefits" issued by the Business Accounting Deliberation Council on June 16, 1998. The effect of adopting this new accounting policy resulted in an increase in periodic pension costs by ¥133 million, and an increase in operating loss by ¥129 million, and increases in ordinary loss and semi-annual current net loss before income tax by ¥133 million, respectively.

The Company and domestic consolidated subsidiaries reported "Accrued employees' retirement benefits" which was allowable amount based on accrued pension liabilities and pension assets on the estimation and as the unfunded accrued pension cost on the semi-annual

consolidated balance sheet date prepared for the prospected employees' retirement benefits. The differential expense amounting ¥2,468million was allocated over 15 years as compared with the prior accounting principle.

(8) Finance Leases

Finance leases other than those where ownership of the lease assets is transferred to the lessee are accounted for as operating leases. All finance leases in overseas subsidiaries are accounted as finance leases and similarly accounted as sales transactions.

3.CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the consolidated statement of cash flows are composed of cash on hand,bank deposits able to be withdrawn on demand and highly liquid investments which are principally the investments in Money Management Funds (MMFs) with an original maturity of three months or less and which represent a minor risk of fluctuations in value.

Cash and cash equivalents as of September 30, 2000, consisted of :

	Millions of yen	Thousands of U.S. dollars
Cash and time deposits	52,386	485,056
Lease-backed notes receivable	-	-
Marketable securities	-	-
Marketable securities except MMFs, etc	-	-
Total cash and cash equivalents	52,386	485,056

Important Non-Cash Transaction

	Millions of yen	Thousands of U.S. dollars
Convertible bonds:		
Increase of common stock by conversion of convertible bonds	154	1,426
Increase of additional paid-in capital by conversion of convertible bonds	154	1,426
Decrease of convertible bonds by conversion	308	2,852

4.MARKETABLE AND INVESTMENT SECURITIES

A comparison of the aggregate carrying value of marketable and investment securities of September 30,2000,is follows:

	Millions of yen	Thousands of U.S. dollars
Marketable securities included in current assets:		
Market value	14,531	134,546
Carrying amount	14,065	130,231
Unrealized gain	466	4,315

5.FIXED LEASEHOLD DEPOSITS

The Company conducts amusement center operations on property leased from lessors on a long-term cancelable basis. Japanese lessors require large amounts of leasehold deposits relative to the amount of annual lease rental payments. Such leasehold deposits do not bear interest and are generally returnable only when the lease is terminated. Such leasehold deposits are shown in the consolidated sheets as "Fixed leasehold Deposits."

6.RESERVE FOR GUARANTEED OBLIGATION

The guaranteed obligation is for the bank loans payable by Atlus Dream Entertainment Company Ltd. and for the building rent payable by SEGA Game Works L.L.C

7.FINANCE LEASE

Lease rental expense on finance lease contracts without ownership transfer during the six-month periods ended September 30, 2000, and March 31, 2000, is summarized as follows.

Pro forma amounts relevant to acquisition cost, accumulated depreciation and book value of leased properties as of September 30, 2000, and March 31, 2000,are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	3/31/2000	9/30/2000	9/30/2000
Amusement machines:			
Acquisition cost	935	115	1,065
Accumulated depreciation	690	75	694
Book value	245	40	371
Buildings:			
Acquisition cost	2,295	1,963	18,176
Accumulated depreciation	1,089	1,054	9,759
Book value	1,206	909	8,417
Other:			
Acquisition cost	9,179	8,285	76,713
Accumulated depreciation	4,953	4,941	45,750
Book value	4,226	3,344	30,963

The amounts of outstanding future lease payments for finance lease without ownership transfer at September 30, 2000, and at March 31, 2000, including the interest, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	3/31/2000	9/30/2000	9/30/2000
Future lease payments:			
Within one year	2,461	2,066	19,130
More than one year	3,345	2,279	21,102
	5,806	4,345	40,232

Lease payments and the calculated amounts relevant to depreciation and interest expense for the leased properties for the years ended September 30, 2000, and at March 31, 2000,are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	3/31/2000	9/30/2000	9/30/2000
Lease payments:	3,469	1,372	12,704
Depreciation	3,179	1,260	11,667
Interest expense	259	100	926

The amounts of outstanding future lease payments for non-cancelable operating lease at September 30, 2000, and at March 31, 2000, are summarized as follow:

	Millions of yen		Thousands of U.S. dollars
	3/31/2000	9/30/2000	9/30/2000
Future lease payments:			
Within one year	1,213	1,460	13,519
More than one year	9,722	9,628	89,148
	10,935	11,088	102,667

8.COMMITMENTS AND CONTINGENCIES

SEGA was contingently liable for obligations of others as of September 30, 2000, and at March 31, 2000, as follows:

	Millions of yen		Thousands of U.S. dollars
	3/31/2000	9/30/2000	9/30/2000
Note endorsed	¥2	¥306	$2,833
Guarantee of obligations to banks for			
Atlus Dream Entertainment Co, Ltd	119	121	1,120
TRILOGY Corporation	60	-	-
Linguaphone Japan, Ltd	100	100	926
Other guarantee or commitment for			
SEGA Lease Co, Ltd.	233	101	935
SEGA Game Works LLC	542	511	4,731
	¥1,056	¥1,139	$10,545

Lease rental income on finance lease contracts without ownership transfer during the six-month periods ended September 30, 2000, and at March 31, 2000, is summarized as follows. Acquisition cost, accumulated depreciation and book value of leased properties as of September 30, 2000, and at March 31, 2000, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	3/31/2000	9/30/2000	9/30/2000
Amusement machines:			
Acquisition cost	115	115	1,065
Accumulated depreciation	46	75	694
Book value	69	40	371
Other:			
Acquisition cost	873	730	6,759
Accumulated depreciation	655	520	4,815
Book value	218	210	1,944

The amounts of outstanding future lease payments for finance leases without ownership transfer due at September 30, 2000, and at March 31, 2000, including the interest, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	3/31/2000	9/30/2000	9/30/2000
Future lease receipt:			
Within one year	231	165	1,528
More than one year	80	24	222
	311	189	1,750

Lease receipts and the calculated amounts relevant to depreciation and interest income for the leased properties for the six-month periods ended September 30, 2000,and for a year ended March 31, 2000, are summarized as follow:

	Millions of yen		Thousands of U.S. dollars
	3/31/2000	9/30/2000	9/30/2000
Lease receipts:	260	121	1,120
Depreciation	246	118	1,093
Interest income	14	3	27

The amount of outstanding future lease receipts for non cancelable operating leases at September 30,2000, and at March 31, 2000, is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	3/31/2000	9/30/2000	3/31/2000
Future lease receipt:			
Within one year	354	288	2,667
More than one year	254	180	1,667
	608	468	4,334

9.SEGMENT INFORMATION

(1) Business Segment Information

The Company operates principally in the following business segments consumer product sales, amuse-ment center operations and amusement machine sales.

Details of each segment of business are as follow:

Consumer product sales: Manufacturing and selling home video games, toys and educational equipment, etc.

Amusement center operations: Operating amusement centers

Amusement machine sales: Manufacturing and selling arcade video games, medal games, prize games, vending machines, change machines, IC boards and karaoke machines.

Sales of the company for the six-month periods ended September 30,2000, and for a year ended March 31, 2000, classified by business segment, are summarized as follows:

	Millions of yen Year ended March 31, 2000 Business segments				
	Consumer product sales	Amusement center operations	Amusement machines sales	Eliminations /corporate	Total
Sales to outside customers	186,189	79,212	73,654	-	339,055
Intersegment sales/ transfer	-	-	265	(265)	-
Total sales	186,189	79,212	73,919	(265)	339,055
Cost of sales and operating expenses	229,221	74,610	76,583	(1,005)	379,409
Operating income (loss)	(43,032)	4,602	(2,664)	740	(40,354)
Assets	131,834	81,812	49,864	111,829	375,339
Depreciation	4,222	17,295	2,267	(215)	23,569
Capital expenditure	9,947	15,168	2,094	300	27,509

Due to changes in accounting method for development costs of software for video games to be sold, the following effects were incurred in each business segment:

Consumer product sales: Operating loss increased by ¥1,215 million ($11,446 thousand).

Amusement machines sales: Operating loss increased by ¥939 million ($8,846 thousand).

	Millions of yen Six-month periods ended September 30, 2000 Business segments				
	Consumer product sales	Amusement center operations	Amusement machines sales	Eliminations /corporate	Total
Sales to outside customers	51,790	38,435	29,232	-	119,457
Intersegment sales/ transfer	6	-	324	(331)	-
Total sales	51,796	38,435	29,557	(331)	119,457
Cost of sales and operating expenses	86,276	34,468	27,094	(227)	147,611
Operating income (loss)	(34,480)	3,967	2,463	(104)	(28,153)

Due to adoption of a new accounting policy for pension plan, the following effects were incurred in each business segment:

Amusement machine sales: Operating loss increased by ¥33 million ($305 thousand).

Consumer product sales: Operating loss increased by ¥44 million ($407 thousand).

Amusement center operations: Operating loss increased by ¥52 million ($481thousand).

	Thousands of U.S. dollars Six-month period ended September 30, 2000 Business segments				
	Consumer product sales	Amusement center operations	Amusement machines sales	Elimination s /corporate	Total
Sales to outside customers	479,537	355,880	270,667	-	1,106,084
Intersegment sales/ transfer	56	-	3,009	(3,065)	-
Total sales	479,593	355,880	273,676	(3,065)	1,106,084
Cost of sales and operating expenses	798,852	319,148	250,870	(2,102)	1,366,768
Operating income (loss)	(319,259)	36,732	22,806	(963)	(260,684)

(2) Geographical Segment Information

Sales of the Company for the six-month ended periods ended September 30, 2000, and for a year ended March 31, 2000, classified by geographical segment, are summarized as follow:

After 1999, in accordance with the amendment of the Consolidated Financial Statement Regulation, the amortization of goodwill was included in selling, general and administrative expenses. It was presented as a deduction of loss before income taxes in prior years. These amounts have been reclassified as follows:

	Millions of yen Year ended March 31, 2000						
	Japan	North America	Europe	Others	Total	Eliminations	Consolidated total
Net sales to:							
Outside customers	211,802	79,016	48,059	177	339,055	-	339,055
Intersegment sales/transfers	92,536	4,552	1,480	-	98,569	(98,569)	-
total	304,339	83,568	49,540	177	437,625	(98,569)	339,055
Cost of sales and operating expense	340,089	86,288	52,672	1,133	480,183	(100,773)	379,410
Operating income(loss)	(35,750)	(2,719)	(3,132)	(956)	(42,558)	2,203	(40,354)
Assets	228,696	52,564	25,787	276	307,325	68,015	375,341

Due to changes in accounting for research & development costs, the following effects were incurred.

Japan : Operating loss increased by ¥2,154 million ($20,292 thousand).

NOTES TO THE SEMIANNUAL CONSOLIDATED FINANCIAL STATEMENTS
SEGA CORPORATION and Consolidated Subsidiaries
For the six months ended September 30, 2000, and for a year ended March 31,2000

Millions of yen							
Six-month period ended September 30, 2000							
	Japan	North America	Europe	Others	Total	Eliminations	Consolidated total
Net sales to:							
Outside customers	87,803	22,758	8,861	34	119,457	-	119,457
Intersegment sales/transfers	49,662	1,111	9	-	50,783	(50,783)	-
Total	137,465	23,869	8,871	34	170,241	(50,783)	119,457
Cost of sales and operating expense	153,543	32,202	12,506	46	198,298	(50,687)	147,611
Operating income(loss)	(16,078)	(8,332)	(3,634)	(11)	(28,057)	(95)	(28,153)

Thousands of U.S. dollars							
Six-month period ended September 30, 2000							
	Japan	North America	Europe	Others	Total	Eliminations	Consolidated total
Net sales to:							
Outside customers	812,994	210,725	82,052	320	1,106,092	-	1,106,092
Intersegment sales/transfers	459,834	10,289	92	-	470,215	(470,215)	-
Total	1,272,828	221,014	82,144	320	1,576,306	(470,215)	1,106,092
Cost of sales and operating expense	1,421,702	298,168	115,799	427	1,836,096	(469,327)	1,366,769
Operating income(loss)	(148,874)	(77,154)	(33,655)	(108)	(259,791)	(887)	(260,678)

Due to adoption of a new accounting policy for pension plan, the following effects were incurred in each business segment:

Japan: Operating loss increased by ¥129 million ($1,194 thousand).

(3) Overseas Sales Information

Overseas sales of the Company for the six-month periods ended September 30, 2000, and for a year ended March 31, 2000, are summarized as follows:

Millions of yen				
Year ended March 31, 2000				
	North America	Europe	Others	Total
Overseas sales	84,032	49,441	12,048	145,521
Consolidated net sales				339,055
Ratio of overseas sales to consolidated sales	24.8%	14.6%	3.6%	43.0%

Millions of yen				
Six-month period ended September 30, 2000				
	North America	Europe	Others	Total
Overseas sales	24,799	9,851	4,738	39,389
Consolidated net sales				119,457
Ratio of overseas sales to consolidated sales	20.8%	8.2%	4.0%	33.0%

Thousands of dollars				
Six-month period ended September 30, 2000				
	North America	Europe	Others	Total
Overseas sales	229,624	91,215	43,877	364,716
Consolidated net sales				1,106,083
Ratio of overseas sales to consolidated sales	20.8%	8.2%	4.0%	33.0%

NON-CONSOLIDATED BALANCE SHEETS
SEGA CORPORATION
September 30,2000

	Millions of yen	Thousands of U.S. dollars(Note 1(1))
	9/30/2000	9/30/2000
ASSETS		
Current Assets:		
Cash and time deposits	35,428	328,038
Notes and accounts receivable	54,511	504,729
Marketable securities (Notes 2(2))	0	0
Lease-backed notes receivable	0	0
Inventories (Note 2(3))	32,263	298,736
Prepaid expenses	4,619	42,767
Other current assets	52,638	487,387
Less allowance for doubtful accounts	(494)	(4,575)
Total current assets	178,965	1,657,082
Investment and advances:		
Investments in securities	75,223	696,517
Long-term loans receivable	13,383	123,916
Other investments	8,831	81,767
Less allowance for doubtful accounts	(9,963)	(92,251)
Total investments and advances	87,474	809,949
Property and Equipment:(Note 2(4))		
Amusement machines and facilities	60,681	561,864
Buildings and structure	49,737	460,528
Other	18,993	175,861
Less accumulated depreciation	(84,940)	(786,485)
Land	22,574	209,017
Total property and equipment	67,045	620,785
Fixed Leasehold Deposits	19,914	184,388
Deferred Charges and Intangible Assets (Note 2(5))	9,340	86,481
Total Assets	362,738	3,358,685

The accompanying notes are an integral part of these statements.

NON-CONSOLIDATED BALANCE SHEETS

SEGA CORPORATION

September 30,2000

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 9/30/2000	Thousands of U.S. dollars(Note 1(1)) 9/30/2000
Current Liabilities:		
Short-term bank loans	10,000	92,593
Current portion of convertible bonds	0	
Current portion of long-term debt	10,000	92,593
Notes and accounts payable:		
Trade	50,785	470,230
Others	615	5,699
	51,400	475,929
Accrued expenses	15,874	146,978
Income taxes payable	310	2,868
Deferred income taxes	0	0
Reserve for guaranteed obligation	60	556
Other current liabilities	4,494	41,614
Total current liabilities	92,138	853,130
Long-Term Liabilities		
Long-term debt	77,404	716,704
Accrued employees retirement benefits(Note 2(6))	620	5,741
Accrued retirement benefits for directors and corporate Auditors	46	422
Deferred income taxes	741	6,857
Other	1,541	14,274
Total long-term liabilities	80,352	743,999
Commitments and Contingencies (Note 4)		
Shareholders' Equity		
Common stock, per value ¥50 per share: Authorized-600,000,000 shares at September 30,2000 Issued-158,538,560 shares at September 30,2000, respectively	114,992	1,064,743
Additional paid-in capital	114,516	1,060,340
Legal reserve	3,008	27,850
Voluntary reserve	7,892	73,069
Special tax-purpose reserve	154	1,426
Accumulated deficit	(51,334)	(475,323)
Unrealized gain (loss) of other securities	1,020	9,451
Total shareholders' equity	190,248	1,761,556
Total liabilities, minority interest in consolidated subsidiaries and shareholders' equity	362,738	3,358,685

NON-CONSOLIDATED STAEMENTS OF OPERATIONS
SEGA CORPORATION
For the six months ended September 30,2000

	Millions of yen	Thousands of U.S. dollars(Note 1(1))
	9/ 30/2000	9/30/2000
Net Sales (Note 5)	127,188	1,177,671
Cost of Sales	124,278	1,150,725
Gross profit	2,910	26,946
Selling, General and Administrative Expenses	16,500	152,773
Operating (loss) income	(13,589)	(125,827)
Other Income (Expenses):		
Interest and dividend income	473	4,383
Interest expense	(865)	(8,006)
Loss on write-down or disposal or inventories		
Loss on sale or disposal of property and equipment	(430)	(3,983)
Loss on dissolution of a subsidiary		
Loss on valuation of investment securities		
Loss on valuation of cash trust for investment		
Loss on valuation of investment in subsidiaries and affiliates	(1,481)	(13,722)
Loss on sales or disposal of operations in subsidies and affiliates		
Gain on sale of network department		
Gain on sales of investment securities(Note2(3))		
Net (loss) gain on foreign exchange	(599)	(5,544)
Additional benefits for retirees		
Loss on reserve for guaranteed obligation	(60)	(556)
Amortization of discounts on bonds		
Amortization of bond and note issue expense	(367)	(3,396)
Equity in losses of non-consolidated subsidiaries and affiliates		
Provision for doubtful accounts	(1,054)	(9,760)
Other, net	611	5,658
Total other expenses	3,772	34,926
Loss before income taxes	(17,361)	(160,753)
Income taxes:		
Current	621	5,750
Deferred		
	621	5,750
	(17,982)	(166,503)
Net loss	(17,982)	(166,503)

	Yen	U.S. dollars (Note 1(1))
	2000	2000
Per share		
Net loss – basic		
Cash dividends		

The accompanying notes are an integral part of these statements.

NOTES TO THE SEMIANNUAL NON-CONSOLIDATED FINANCIAL STATEMENTS
SEGA CORPORATION
For the six months ended September 30, 1999 and 2000
and for a year ended March 31, 2000

1.BASIS OF PRESENTING THE NON-CONSOLIDATED FINANCIAL STSEMENTS

(1)Accounting Principles

The accompanying non-consolidated financial statements have been prepared based on the accounts maintained by SEGA CORPORATION ("SEGA") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with generally accepted accounting principles and practices in Japan, which are different in certain respects as to application and disclosure requirements from International Accounting Standards. The accompanying non-consolidated financial statements incorporate certain reclassifications and rearrangements in order to present these statements in a form which is more familiar to the readers of these statements outside Japan. In addition, the notes to non-consolidated financial statements include information which is not required under generally accepted accounting principles and practices in Japan but is presented herein as additional information.

The non-consolidated financial statements are not intended to present the non-consolidated financial position, results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The U.S. dollar amounts stated in the consolidated financial statements are included solely for the convenience of readers outside Japan. The rate of ¥108.00=US$1, the approximate rate of exchange as of September 30, 2000, has been used for the purpose of such translations. Those translations should not be construed as representations that the Japanese yen amounts have been or could be converted into U.S. dollars at that rate or any other rate.

(2)Significant Shareholder

SEGA is an affiliate of CSK Corporation, JAPAN, which owned 21,148 thousand and 39,148 thousand shares of common stock of SEGA at March 31,2000, and at September 30, 2000, respectively representing 17.26% and 24.70% of shares outstanding at such dates.

There have been no material transactions and account balances outstanding, other than the shareholdings, between SEGA and CSK Corporation.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Translation of Foreign Currency Transactions and Accounts

From this semi-annual accounting period, SEGA adopted the revised accounting standards for foreign currency transactions in accordance with "Policy Statement on Revising Accounting Standards for Foreign Currency Transactions" issued by the Business Accounting Deliberation Council on October 22, 1999.

Foreign currency transactions are translated using foreign exchange rates prevailing at the transaction dates. Short-term receivables and payables in foreign currencies are translated at the current exchange rates at each balance sheet date, as well as long-term receivables and payables in foreign currencies are revalued using the current rate at the balance sheet date.

The effect of adopting above mentioned new accounting standard resulted in decreases in ordinary loss and in semi-annual current net income before taxes by ¥87 million respectively. In addition, Hedge Accounting was applied to foreign currency monetary assets/liabilities on foreign exchange forward contract

(2) Marketable and Investment Securities

Effective April 1, 2000, SEGA adopted a new accounting standard for financial instruments in accordance with "Policy Statement on Accounting

Standards for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999. When the fair value of an individual security For the six months ended September 30, 2000, Marketable securities were stated at the market value at the semiannual balance sheet date. Amount of the unrealized gain / loss from valuation of marketable securities shall be charged directly to shareholder's equity. Other securities which do not have market value were stated at cost being determined using the moving-average method.

The effect of adopting this new accounting policy resulted in decreases in ordinary loss and in semi-annual current net loss before income tax by ¥3,637 million, respectively. Moreover, after examining the holding purposes for Marketable Securities amounting ¥3,316 million held at the beginning of the period, Other Securities to be matured within one year were included in current assets, and the rest of Other Securities were included in Investment in Securities. Such examination resulted in a decrease in securities in Current Assets by ¥3,316 million and an increase in Investment in Securities by ¥3,316 million.

(3) Inventories

Inventories are stated at cost, as determined by the moving-average method.

(4) Property and Equipment

Property and equipment, including significant renewals and improvements, are carried at cost less depreciation. Maintenance and repairs including minor renewals and betterments are charged to income as incurred. Depreciation is computed primarily on the declining-balance method at rates based on the estimated useful lives of the assets which are prescribed by the Japanese income tax laws. When retired or disposed of, the difference between the net book value and sales proceeds is charged or credited to income.

declines below cost and it is judged to be a permanent impairment of value, the carrying value of the security is written down to the fair value.

(5) Intangible Assets

Amortization of intangible assets is computed by straight-line method.

Amortization of software was computed by the straight-line method over five years of estimated useful lives in SEGA.

(6) Accrued employees' retirement benefits

Effective April 1, 2000, SEGA adopted a new accounting policy for its pension plans in accordance with "Policy Statement on Accounting Standards for Post-retirement Benefits" issued by the Business Accounting Deliberation Council on June 16, 1998. The effect of adopting this new accounting policy resulted in an increase in periodic pension costs by ¥122 million, and an increase in operating loss, ordinary loss and semi-annual current net loss before income tax by ¥122 million, respectively.

SEGA reported "Accrued employees' retirement benefits" which was allowable amount based on accrued pension liabilities and pension assets on the estimation and as the unfunded accrued pension cost on the semi-annual non-consolidated balance sheet date prepared for the prospected employees' retirement benefits. The differential expense amounting ¥2,468 million was allocated over 15 years as compared with the prior accounting principle.

(7) Finance Leases

Finance leases other than those where ownership of the lease assets is transferred to the lessee are accounted for as operating leases. All finance leases in overseas subsidiaries are accounted as finance leases and similarly accounted as sales transactions.

NOTES TO THE SEMIANNUAL NON-CONSOLIDATED FINANCIAL STATEMENTS
SEGA CORPORATION
For the six months ended September 30, 1999 and 2000
and for a year ended March 31, 2000

3.FINANCE LEASE

Lease rental expense on finance lease contracts without ownership transfer during the six months ended September 30, 1999 and 2000 and March 31,2000, is summarized as follows.

Pro forma amounts relevant to acquisition cost, accumulated depreciation and book value of leased properties as of September 30,1999 and 2000 and March31, 2000, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1999	2000	2000
Amusement machines:			
Acquisition cost	¥1,246	¥115	$1,065
Accumulated depreciation	(864)	(75)	(694)
Book value	¥ 382	¥ 40	$371
Buildings:			
Acquisition cost	¥ 2,542	¥ 1723	$15,954
Accumulated depreciation	(1,198)	(948)	(8,778)
Book value	¥ 1,344	¥ 775	$7,176
Other:			
Acquisition cost	¥6,049	¥ 5,708	$52,852
Accumulated depreciation	(2,867)	(2,993)	(27,713)
Book value	¥ 3,182	¥ 2,715	$25,139

The amounts of outstanding future lease payments for finance lease without ownership transfer at September 30, 1999 and 2000, including the interest, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1999	2000	2000
Future lease payments:			
Within one year	¥ 1,988	¥ 1,662	$15,389
More than one year	3,144	2,037	18,861
	¥ 5,132	¥ 3,699	$34,250

Lease payments and the calculated amounts relevant to depreciation and interest expense for the leased properties for the six 7 months ended September 30, 1999 and 2000, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1999	2000	2000
Lease payments:	¥ 1,346	¥ 1,099	$10,176
Depreciation	1,216	1,008	9,333
Interest expense	¥118	¥83	$ 769

The amounts of outstanding future lease payments for non-cancelable operating lease at September 30, 1999 and 2000, are summarized as follow:

	Millions of yen		Thousands of U.S. dollars
	1999	2000	2000
Future lease payments:			
Within one year	¥136	¥118	$1,093
More than one year	99	24	222
	¥235	¥142	$1,315

NOTES TO THE SEMIANNUAL NON-CONSOLIDATED FINANCIAL STATEMENTS
SEGA CORPORATION
For the six months ended September 30, 1999 and 2000
and for a year ended March 31, 2000

4.COMMITMENTS AND CONTINGENCIES

SEGA was contingently liable for obligations of others as of September 30, 1999 and 2000, as follows:

	Millions of yen		Thousands of U.S. dollars
	1999	2000	2000
Note endorsed			
Guarantee of obligations to banks for :			
SEGA Enterprises, Inc(U.S.A.)	2,876	3,078	28,500
Atlus Dream Entertainment Co, Ltd.	240	121	1,120
SEGA of America, Inc	1,550	-	-
SEGA Europe, Ltd.	3,753	3,940	36,481
SEGA Amusements Europe, Ltd.	287	-	-
Eighty-one Entertainment Co, Ltd.	780	930	8,611
NEXTECH Co., Ltd.	50	50	463
SEGA MUSIC NETWORKS Co, Ltd.	850	850	7,870
SEGA TOYS, Ltd.	450	-	-
TRILOGY Corporation	60	-	-
Linguaphone Japan, Ltd.	100	100	926
SEGA of America Dreamcast, Inc	-	2,160	20,000
Other guarantee or commitment for :			
SEGA Enterprises, Inc(U.S.A.)	5,156	4,810	44,537
SEGA Game Works LLC	587	511	4,731
Cross Products Ltd.	110	86	796
SEGA of America, Inc	3,563	3,142	29,093
SEGA Europe, Ltd.	616	-	-
SEGA Lease Co, Ltd.	387	102	944
SEGA.COM, Inc	-	17	157
	21,415	19,897	184,229

Lease rental income on finance lease contracts without ownership transfer during the year ended September 30, 2000, is summarized as follows. Acquisition cost, accumulated depreciation and book value of leased properties as of September 30, 2000, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1999	2000	2000
Amusement machines:			
Acquisition cost	-	115	1,065
Accumulated depreciation	-	(75)	(695)
Book value	-	40	370
Other:			-
Acquisition cost	-	-	-
Accumulated depreciation	-	-	-
Book value	-	-	-

The amounts of outstanding future lease payments for finance leases without ownership transfer due at September 30, 2000, including the interest, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1999	2000	2000
Future lease receipt:			
Within one year	-	40	370
More than one year	-	-	-
	-	40	370

Lease receipts and the calculated amounts relevant to depreciation and interest income for the leased properties for the year ended September 30, 2000, are summarized as follow:

	Millions of yen		Thousands of U.S. dollars
	1999	2000	2000
Lease receipts:	-	28	259
Depreciation	-	28	259
Interest income	-	0	0

The amount of outstanding future lease receipts for non-cancelable operating leases at September 30 ,2000, is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	1999	2000	2000
Future lease receipt:			
Within one year	-	-	-
More than one year	-	-	-
	-	-	-

5. SUBSEQUENT EVENT

SEGA transferred the business of amusement facilities to subsidiaries on October 1,2000. This was done to speed up management decisions on our business under more definite responsibility system, to be able to manage facilities, which were all over Japan, as close to it own area and properly, and to establish more stable high-profit business.

1) Companies as assignee

	Name	Address	Representative	Capital	Stockholders	Business aims
Assignee	Sega amusement Higashinihon	Saitama Omiya	Tohru Izumiya	200 million	SEGA CORPORATION Ltd. (100%)	Management of amusement facilities
	Sega amusement Tokyo	Tokyo Ohta-ku	Kazunori Miki	200 million	SEGA CORPORATION Ltd. (100%)	Management of amusement facilities
	Sega amusement Tokai	Aichi Nagoya	Seijin Tanno	200 million	SEGA CORPORATION Ltd. (100%)	Management of amusement facilities
	Sega amusement Kansai	Osaka Toyonaka	Yasuo Masui	200 million	SEGA CORPORATION Ltd. (100%)	Management of amusement facilities
	Sega amusement Nishishinihon	Fukuoka Fukuoka	Satoshi Ueno	200 million	SEGA CORPORATION Ltd. (100%)	Management of amusement facilities

2) Performance of the amusement facilities division for the six-month period ending September 30, 2000

(Unit ¥ million)

	Amusement Div.	SEGA(total)	%
Sales	35,141	127,188	27.63%
Operating Profits	4,632	(13,589)	-

3) Assets and Liabilities to be transferred (as of September 30, 2000)

(Unit : ¥ million)

		Assignee				
Account		Sega amusement Higashinihon	Sega amusement Tokyo	Sega amusement Tokai	Sega amusement Kansai	Sega amusement Nishishinihon
Assets	Current	594	551	393	655	559
	Non-Current	8,509	7,436	6,315	9,055	8,732
	Tangible FA	4,800	4,341	3,831	5,484	4,443
	Intangible FA	-	-	-	-	-
	Investments	3,708	3,094	2,483	3,571	4,289
	Assets total	9,103	7,988	6,709	9,710	9,292
Liabilities	Current	-	-	-	-	-
	Non-Current	-	-	-	-	-
	Liabilities total	-	-	-	-	-

Note : Amounts are rounded down below million.

4) Transfer prices of assets were decided based on the book value as of transfer date, under negotiation between SEGA and assignees.

(Unit : ¥ million)

	Assignee				
	Sega amusement Higashinihon	Sega amusement Tokyo	Sega amusement Tokai	Sega amusement Kansai	Sega amusement Nishishinihon
Transfer Price	9,117	7,995	6,715	9,719	9,302

Employees

(1) Employees on consolidated basis

(As of September 30, 2000)

Business Segment	Number of Employees
Amusement Machine Sales	1,371 (119)
Consumer Product Sales	1,777 (305)
Amusement Center Operations	993 (6,812)
Corporate Staff	331 (8)
Total	4,472 (7,244)

(Notes) 1. Numbers in parentheses are the average numbers of temporary employees during the term under review.

2. Corporate Staff belong to the administrative department, which cannot be divided into the specific segments.

(2) Employees on non-consolidated basis

(As of September 30, 2000)

Number of Employees	2,932 (7,050)

(Note) Number in parentheses is the average number of temporary employees during the term under review.

(3) Labor Union

There is nothing in particular to report on the labor-management relations of the Company.

Production, Order and Sales

(1) Production Results

Production results by business segment of the Company for the term under review are as follows:

Business Segment	Amount (¥ Million)
Amusement Machine Sales	18,661
Consumer Product Sales	82,431
Amusement Center Operations	-
Total	101,093

(Notes) 1. Above amounts do not include consumption taxes.

2. This term is the first time to disclose this information; therefore it cannot be compared with a previous one.

(2) Order Results

Order results by business segment for the term under review are as follows:

Please note that the Company is manufacturing some consumer products (the home video software) upon receiving orders.

(¥ Million)

Business Segment	Order Volume	Orders in Hand
Amusement Machine Sales	-	-
Consumer Product Sales	1,550	56
Amusement Center Operations	-	-
Total	1,550	56

(Notes) 1. Above amount does not include consumption taxes.

2. This term is the first time to disclose this information; therefore it cannot be compared with a previous one.

(3) Sales Results

Sales results by business segment for the term under review are as follows:

Business Segment	Amount (¥ million)
Amusement Machine Sales	29,232
Consumer Products	51,789
Amusement Center Operations	38,435
Total	119,457

(Notes) 1. Above amounts do not include consumption taxes.

2. This term is the first time to disclose this information; therefore it cannot be compared with a previous one.

203212 v02.LA (4css02!.DOC)

4/10/02 7:07 PM (38845.0001)

Research and Development

(1) R&D expenses

The amount of R&D expenses of the Company for the year under review is ¥12,884 million.

(2) Results of R&D activities

1) Amusement Machines

The Company had focused on the development of various new products using the "NAOMI" motherboard especially "Derby Owners Club 2000," a horse race simulation game, "Star Horse," a horse racing medal game, and "Super GuruGuru Station," a face to face prize game machine through which the Company provides new amusement content. In addition, the Company developed various equipment for "entertainment cyber stage," including the original network service connecting each of the amusement centers by fiber optics, and content for it. The Company experimented the first stage of it. Moreover, the Company developed "NAOMI 2," the latest motherboard for amusement center machines, which has the highest graphics function yet. The Company applied NAOMI 2 to new product development.

R&D expenses for the amusement machine sales segment amounted to 3,562 million yen.

2) Consumer Products

The Company had focused on the development of such accessory kits for Dreamcast as "Broadband Adapter," which enables CATV high speed internet access, and "Dream Eye," a digital internet camera that is easy to handle and boasts high performance and a low price. Also, the Company developed such software for Dreamcast as "Samba De Amigo," "Renta Hero," "Jet Set Radio," "Derby Tsuku," "Sakura Wars 2," "Yakyu Tsuku," the network game, "Sega Professional Tennis Power Smash," and "Phantasy Staronline."

R&D expenses for this segment amounted to 9,322 million yen.

Property and Equipment

1. Status of Principal Equipment

   There were no major changes of the Company's principle property and equipment during the term.

2. Plans of New Installation and Disposal of the Property and Equipment.

   There were no new important installations or disposals of property and equipment that were determined during the term under review.

Status of Shareholdings

1) The Number of Stocks

Type	Total number of shares issued
Common Stock	600,000,000
Total	600,000,000

Type	The number of shares issued		Stock listings	Note
	As of Sep. 30, 2000	As of Dec. 25, 2000		
Common Stock	158,538,560	158,538,560	Tokyo Stock Exchange (First Section) Paris Stock Exchange	With voting right
Total	158,538,560	158,538,560	-	-

2) Status of the total number of shares issued and paid-in capital

Date	Total Number of shares issued (Thousands of shares)		Paid-in Capital (Million yen)		Capital Reserve (Million yen)		Note
	Increase/ Decrease	Number	Increase/ Decrease	Amount	Increase/ Decrease	Amount	
Apr. 3, 2000	36,000	158,495	50,688	114,837	50,688	114,362	Private Issuance of Shares Issue Price: ¥2,816 Capitalization: ¥1,408
Apr. 1, 2000 to Sep. 30, 2000	42	158,538	154	114,992	154	114,516	Increase resulting from the conversion of convertible bonds

(Note) The figures for convertible bonds, conversion price, and capitalization are as follows:

Name of Bonds (Date of issue)	As of September 30, 2000			As of November 30, 2000		
	Amount of CBs Outstanding (million yen)	Conversion price (yen)	Capitalization (yen)	Amount of CBs Outstanding (million yen)	Conversion price (yen)	Capitalization (yen)
Convertible Bonds (February 17, 1999)	16,014	2,166	1,083	16,014	2,166	1,083
Convertible Bonds due 2003 (February 17, 1999)	14,390	2,158.30	1,080	14,390	2,158.30	1,080
Total	30,404	-	-	30,404	-	-

Special Resolution by Shareholders' meeting	As of September 30, 2000				As of November 30, 2000			
	Number of shares to be issued	Issue Price	Capitalization	Issue Period	Number of shares to be issued	Issue Price	Capitalization	Issue Period
June 26, 1998	240,000	¥2,688	¥1,344	July 1, 1999 to June 30, 2002	239,000	¥2,688	¥1,344	July 1, 1999 to June 30, 2002
June 29, 1999	289,100	¥1,987	¥994	July 30, 1999 to June 30, 2002	288,100	¥1,987	¥994	July 30, 1999 to June 30, 2002
June 29, 2000	675,500	¥1,813	¥907	July 31, 2000 to June 30, 2002	668,500	¥1,813	¥907	July 31, 2000 to June 30, 2002

(3) Principal Shareholders

As of September 30, 2000

Name	Address	Number of Shares held (unit: thousand)	Ratio to total number of shares issued %
CSK Corporation	6-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo	39,148	24.7
Isao Okawa	13-5 Minami-aoyama 7-chome, Minata-ku, Tokyo	20,215	12.8
OS Capital	26-20 Shiba 5-chome, Minato-ku, Tokyo,	3,384	2.1
Sumitomo Bank Co., Ltd.	6-5 Kitahama 4-chome, Chuo-ku, Osaka	2,554	1.6
Nippon life Insurance Company	5-12 Imahashi 3 chome Chuo-ku, Osaka	2,475	1.6
Hayao Nakayama Foundation for Science & Technology and Culture	11-10 Toranomon 5 chome, Minato-ku, Tokyo	2,400	1.5
Hayao Nakayama	19-10 Seijo 2 chome Setagaya-ku, Tokyo	1,902	1.2
Omtech Co., Ltd.	4-6 Hongo 1 chome Bunkyo-ku Tokyo	1,560	1.0
Pacific Products Co., Ltd.	26-20 Shiba 5-chome, Minato-ku, Tokyo	1,560	1.0
S planning Co., Ltd.	4-6 Hongo 1 chome Bunkyo-ku Tokyo	1,560	1.0
Total	-	76,761	48.4

(4) Voting Rights

Issued Stock	Number of Non-voting Stock	Number of Voting Stock		Number of Fractional Stock	Note
		Treasury Stock	Others		
	-	4,900 shares	158,013,900 shares	519,760 shares	Number of fractional stock contains 69 shares of treasury stock

Treasury Stock, etc.	Holders' Name		Number of shares			Ratio to total number of shares issued
	Name	Address	Shares in their name	Shares in others' name	Total	
	SEGA CORPORATION	Ohta-ku, Tokyo	200	-	200	0.0%
	SEGA MUSE Corporation.	Minato-ku, Tokyo	4,700	-	4,700	0.0%
	Total	-	4,900	-	4,900	0.0%

(Notes) 1. "Others" in "Number of Voting Stock" and "Fractional Stock" respectively include 327,700 shares and 600 shares held in the name of Japan Securities Depository Center.

2. SEGA Enterprises Ltd., changed its name into SEGA CORPORATION as of November 1, 2000.

203254 v02.LA (4CTY02!.DOC)

4/4/02 1:40 PM (38845.0001)

Stock Price Movement (yen)

Monthly High and Low Stock Price for the term under review	Month	Apr. 2000	May. 2000	Jun. 2000	Jul. 2000	Aug. 2000	Sept. 2000
	High	¥2,100	¥1,920	¥2,110	¥1,750	¥1,420	¥1,260
	Low	¥1,530	¥1,530	¥1,581	¥1,325	¥1,200	¥1000

(Note) Stock Prices were prices traded at Tokyo Stock Exchange, First Section.

02 APR 16 AM 11:16

Press Release
Sega Corporation
January 31, 2001

Sega New Business Strategy

Announcement of Official Withdrawal from Game Console Business and Details Regarding Modifications to 2001 Fiscal Year Forecast:

Plans for Revenue Recovery, Human Resource Management and Establishment of Organizational Reform Division

1. Official Withdrawal from the Game Console Business (Dreamcast)

The decision to discontinue production of the Dreamcast home game console by March 2001 was made at a management meeting held on Jan. 31st, 2001.

(Background context for this decision)
Since its establishment in 1960, Sega has expanded as an amusement machine maker and from 1983, entered the home game console market. We have always been a pioneer and have continually provided the most advanced products to our consumers. The core competence of Sega has been leading the market in the development of high quality and creative content, developing many of the "world's first" products for the gaming industry. With a vast resource of renowned software assets, we have consistently been evaluated as a maker that produces many of the best games in the world.

Circumstances within the game software market have been changing as we move into the 21st century, and as such the business model for the game console business has been transforming. The console business that supported both hardware and software together used to require a business model that hardware is sold at a low price and profits are made by selling many software units to every one hardware unit. Recently, maintaining the balance between running both software together with a hardware business has become more and more difficult, while obtaining a profit even more so.

In carefully considering our situation, it is clear that Sega's strongest and most powerful resource is in content development. Thus, we have made the decision to immediately adopt a contents-oriented business model to ensure revenue recovery.

(Schedule)

Jan. 31st, 2001 Decision made at management meeting

Mar. 31st, 2001 Official discontinuation of manufacturing

(Summary of hardware business)

1. **Contents of hardware business**

   Manufacture of Dreamcast and peripheral hardware

2. **Achievements of fiscal year 2000 (consolidated)**

(unit: 1million)

	Hardware Business	Business Results in FY01	Ratio
Revenue	77,207	339,055	22.8%
Gross profit		48,562	
Operating profit	(38,381)	(40,354)	95.1%
Ordinary profit		(44,271)	

2. Modifications to 2001 Fiscal Year Forecast

Taking into considering our withdrawal from the console business, we have modified the expectations of this year's achievement report previously announced on Nov. 24th, 2000 as outlined below.

Modification of expected figures of consolidated achievement report (Apr. 1st, 2000 to Mar. 31st, 2001)

Revised consolidation forecast in FY 01 (April/1/2000-March/31/2001)

(¥million)

	Revenue	Ordinary profit	FY01 Net profit
Previous Forecast (A)	320,000	(18,100)	(23,600)
Revised Forecast (B)	260,000	(47,900)	(58,300)
Variance (B-A)	(60,000)	(29,800)	(34,700)
Ratio (%)	(18.8%)	-	-
(Reference) business results in FY00	339,055	(44,271)	(42,880)

Revised non-consolidation forecast in FY01 (April/1/2000-March/31/2001)

(¥million)

	Revenue	Ordinary profit	FY01 Net profit
Previous Forecast (A)	224,000	(113,100)	(14,800)
Revised Forecast (B)	187,000	(16,300)	(89,200)
Variance (B-A)	(37,000)	(5,000)	(74,400)
Ratio (%)	(16.5%)	-	-
(Reference) business results in FY00	272,585	(35,715)	(36,799)

Reasons for Modification

The main reasoning behind the above modification of expected achievement is due largely to the Dreamcast business.

Due to a decrease in the sale price of Dreamcast in the European and US markets in September of last year (intended to increase network registration, expand hardware sales and to compete more effectively against other console competitors. Though the initial results of this price down plan were successful, due in large part to the release of "NFL2K1", the most popular sport title of Dreamcast history, this success unfortunately did not carry through the Christmas holiday season. This was compounded by poor holiday sales performances overall with the US, Europe and Japan markets.

The Dreamcast hardware sales figures by Dec., 2000 were 280,000 unit for Japan, 1.35 million unit for US, 560,000 units for Europe, 130,000 units for Asia and total 2.32 million units. This figure is 44% lower than was expected. Furthermore, the sales figures of first party software was 1.63 million units for Japan, 4.54 million units for US, 1.56 million units for Europe, 420,000 units for Asia and total 8.15 million units. These figures were 34% lower than anticipated and, thus both revenue and ordinary profit fell.

Also, by stopping the manufacture of DC hardware, we are able to submit a special loss factor as described below.

Current stock of DC hardware is approximately two million units worldwide. Estimated budget for cleaning out all hardware, peripherals and other related parts is about 70 million-yen. And the disposal fee for exclusive product rights concerning Dreamcast is about three billion-yen. Furthermore, we estimate reforming the Dreamcast business will cost approximately 80 billion in all.

Profit loss from securities revaluation by the accounting standar4ds concerning a

financial product is about 6 billion yen. The price of package refund of the debt by the accounting standards concerning grant is about 2.3 billion yen in total.

Also, profit loss from securities revaluation by the accounting standards concerning overseas subsidiaries which market Dreamcast business and the US holding company is about 33 billion yen.

The majority of the special loss for the disposal of DC hardware inventory due to our withdrawal of the Dreamcast console is estimated as a decreased value. We fully intend to recover our losses and capital.

In addition, a special profit of 85 billion has been estimated in as a contribution from CEO and president of Sega, Isao Okawa's personal funds.

Expected Stock Value by the End of This Fiscal Year (March, 2001)

(Consolidated)
Middle term: (September, 2001): 140.7 billion yen
Loss for second half term: 25.9 billion
End of this fiscal year: estimation 114.8 billion yen

(Non-consolidated)
Middle term: (September, 2001) 190.2 billion yen
Loss for second half term: 71.3 billion yen
End of this fiscal year: (March, 2001) estimation 118.9 billion yen

Immediate Fiscal Plan

Even with the cash out accompanying the disposal of special loss estimated at 10 billion, we due to the contribution of 85 billion yen special profit form Isao Okawa, we are not concerned fiscally.
Furthermore, we expect to obtain support from banks upon reporting plans intended to recover our losses. Also, we are investigating means for special fund procurement so we are not especially worried about our future financial soundness.

3. Earnings Recovery Plan

Considering the current state of Dreamcast which has caused downward corrections of the achievement forecast at this time, Sega will refocus on building a content oriented and amusement business according to the management policies and strategy which was announced on Oct. 27th, 2000. Under this new policy and strategy, Sega will secure high earnings via a content-oriented business, as well as maintaining our current leadership in the amusement business. We intend to advance further into the field of network games and the technology architecture business also.
To reinforce our business enterprise, overseas distribution and related companies are to be overhauled and the respective headquarters will be streamlined. The following measures are to be executed according to concrete earnings recovery plan and financial losses will be recovered.

(1) Contents Business

Sega possesses top brand value in the game business fields of Japan, the US and Europe. In order to become the world's No. 1 content provider, we will move in a "Contents business oriented" direction.

1. Dreamcast Business

The current inventory of DC consoles will be treated as a write-off in this fiscal term. The first target of our recovery measure is to transfer this inventory to the home (final user) by the next fiscal year-end.
Our sales units forecast for Dreamcast software in the current fiscal term for Japan, the US and Europe is 9 million units. In the next fiscal year, we are planning to launch almost the same number of title as in this past fiscal year. The worldwide popularity of titles such as "Sonic Adventure 2," "Shenmue 2," "NFL 2K2," etc. will insure consistent software sales in Japan, the US and Europe.
Sega intends to adopt a more flexible stance with regards to third party licensing and royalties, libraries and tools for development. We will make every effort to establish and environment in which software developers can perform their business as efficiently as possible.
Furthermore we will establish an environment in which retailers can sell our products not only by conventional acquisition but also by utilizing various new measures to advance our software titles and strengthen our partnership. We also intend to further

expand e-commerce related aspects of our business such as "Dreamcast Direct", etc.

2. Multi-platform Software Development

The first Sega games to be released for other game consoles within this year will include "Sonic the Hedgehog Advance," "ChuChu Rocket!" and "Puyo Puyo" for Game Boy Advance. "Virtua Fighter 4," a continuation in the "Space Channel 5" series, "Sakura Wars" series and two titles from the "Let's Make a Team" series are planned to be released on PlayStation 2.

Regarding our plans for game software development for Microsoft's Xbox and Nintendo GameCube, we are currently in negotiations with both companies and the preparation of development environments for both platforms ahs already complete.

We are currently formulating our plans for release of a multi-platform software line-up for the next fiscal term in order to ensure our future financial soundness.

3. PC and Mobile Development

Taking into account the current popularity of the Internet and i–mode technology, we recognize that the demand for PC software and mobile network content is increasing. Regarding the PC software business that we currently own, we will be restructuring the software line-up under the name of "SEGA PC" and aim to become one of the best PC software makers in the world. As for the mobile market, we currently supply content to both i–mode and J–phone and we intend to expand these businesses aggressively from now on.

To ensure our success in the PC and mobile markets, we intend to cooperate with leading companies.

4. Reinforcement of Our Game Related Content Business

In cooperation with TMS Entertainment and Sega Toys, we will embark upon new business ventures in visual software sales and by utilizing a variety of character assets.

5. Reinforcement of Our Marketing Strategy

A main factor in our decision to discontinue production of DC hardware was the poor performance of our marketing strategy that resulted from a failure to achieve the best price penetration or to effectively promote consumer demand, etc. we intend to strengthen our overall marketing strategies and promote the value of the "Sega" brand to effectively market more software and enhance the working ratio of multiple game consoles.

(2) Regarding Our Amusement Business

In advance of our competitors, we have instituted a series of logical and aggressive streamlining plans, therefore our position within the industry has been secured and is sound. We will continue to move forward by engaging in the following projects, the key words for which are "community development", "user relations" and "product development" in an aggressive manner.

1. Development of Amusement Facilities

Regarding the standard type of amusement facilities, we have already closed and scrapped all non-performing centers. We are currently researching methods to ensure the continuation successful scrap and build projects while focusing on building highly performing centers, including the opening of new stores.

And as one of the place for family entertainment, we will be providing space developing together with shopping center and family restaurants with brand new concepts.

2. Network Applications for Amusement Facilities

We intend to continue in our drive to promote the function of amusement facilities as a "network station" within its locale, as well as continuing to provide quality network content to meet every possible need.

3. No. 1 Provider of Video Game Board for Arcade Machines

We intend to maintain our No.1 position in the arcade industry by continued support of our NAOMI board and other various technologies. And also we will continue to expand our network compatibility and provide the board technology that can be utilized in both arcade and consumer games.

4. Commitment to Continue Development of New Style Arcade Exclusive Games

As we recognize our past history as an arcade industry leader, as the only company that can effectively provide new and original products constantly and continuously with increasing value. As such we feel it is important to continue our leadership in the industry by continuing to produce the best games by utilizing our creative genesis and combined talents.

(3) Concentration on Providing Contents in Network Business Fields

We at Sega feel we have overwhelming advantages compared with the other companies in relation to the development, management and administration of network games.
In order to strengthen this advantage further, we will continue investing in the network gaming business. Our investment in the base development and maintenance of network infrastructures and related services has largely been completed in this fiscal year. Our future investment is not projected to be so large and we intend to focus our energies into developing and maintaining content.
Regarding the current environment of our network games, we intend to provide a more substantial environment with the cooperation with the other companies. To this end, we have already begun discussions with SCE in accordance with the "Joint Investigation on Possible Future Cooperation Regarding Network Applications, Services, and Broadband between Sega and SCE" proposals and talks.

(4) Utilization of Existing Architecture

We intend to continue to provide DC architecture for use in mobile, PC and various communication terminals with and aim to expand our contents business and vigorously promote the productivity of the existing DC compatible family.
We have been negotiating and building our alliances with several companies including a recently announced deal with PACE, a leading company in the set top box industry. We will continue to make announcement of this type as they are completed.

(5) Reform of Overseas Subsidiaries and Related Companies

We will begin investigating all of our overseas subsidiaries and related companies and fully intend to restructure or make redundant or sell off any business and/or companies that are evaluated as non-beneficial to the Sega group.
In doing so, we fully intend to mitigate all negative factors by the next fiscal year and will regain control of these business to ensure smooth financial recovery is achieved.

(6) Streamline Plans for Sega HQ (Organizational Reform and Cost Reduction)

To achieve our main goal of recovering profit, we intend to restructure and streamline the organization of our consumer business division from the base up.
Furthermore, we will unify control over our development investment and administration management of each business and/or project to re-establish our company's profitability.

4. Management Personnel

In order to accomplish the earnings recovery plan as outlined above, an announcement was made in the board meeting held on January 31, 2001 to promote strategic council, Tetsu Kayama to the position of CO-COO of Sega, to be effective from February 1, 2001.

5. Promotion of Structural Reform

In order to promote the earnings recovery plan, the company decided in board meeting held on January 31, 2001 to establish a new structural reform management team.
The newly appointed CO-COO of Sega, Tetsu Kayama, was made the acting director in charge of carrying out this structural reform plan, and will lead this management team.

02 APR 16 AM 11:16

SEGA Corporation

January 31, 2001

Notice on Donation of Significant Assets

At the meeting of the Board of Directors held on January 31, 2001, SEGA accepted the proposal that Mr. Okawa, Chairman and President of the Company donates his personal assets worth approximately ¥85 billion to SEGA.

Since Mr. Isao Okawa assumed Representative Director of SEGA, he has been striving to rebuild SEGA into a network oriented entertainment enterprise, focusing on the Internet era of the 21st century. Mr. Isao Okawa decided to donate his personal assts to the Company and secure necessary funds for the development of the business in the wake of the discontinuation of Dreamcast hardware. The new management, including Mr. Sato (Vice President and COO) and Mr. Kayama (Executive Advisor and CO-COO), intend for SEGA to take full advantage of the donated assets to ensure the success of the recovery plan for profitability.

203384

02 APR 16 AM 11:16

SEGA Corporation
February 7, 2001

Notice on the Change of Major Shareholders

Please be informed of the following change in SEGA's major shareholders, resulting from the receipt of SEGA stocks of 19,865,718 shares donated from Mr. Isao Okawa, Chairman and President of the Company on January 31, 2001.

Number of shares held by the following shareholders and the percentage of their shareholdings in the total issued shares of the Company

Before donation:

Name of Shareholders	No. of Shares Held	% of Issued Shares	Rank
Isao Okawa	19,865,718	12.53%	Second
SEGA	340	-%	-

After donation:

Name of Shareholders	No. of Shares Held	% of Issued Shares	Rank
Isao Okawa	0	0%	
SEGA	19,866,058	12.53%	Second

Forecast for the Future

We believe that, our financial positions being thus strengthened, SEGA will be able to develop its operation on firm ground.

Since the above shares were donated, they are not deemed "treasury stocks," which are subject to the Commercial Code in Japan. Therefore, we do not intend to dispose of the shares immediately. Instead, we will deliberate on how to deal with them in such a manner and to take advantage of them effectively so as to improve our corporate values, without giving negative effect on the stock market.

February 7, 2001

The Substantial Shareholding Report

Owner: SEGA CORPORATION (Representative Director: Hideki Sato)
Address: 2-12 Haneda 1-chome, Ohta-ku, Tokyo

02 APR 16 AM 11:21

Notes

1. Issuer: CSK Corporation
   Type of Public Offering: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange
   Code: 9737
   Address of Issuer: 6-1 Nishi-shinjuku 2-chome, Shinjuku-ku, Tokyo

2. Substantial Owner: SEGA CORPORATION
   Address of the Owner: 2-12 Haneda 1-chome, Ohta-ku, Tokyo, 144-8531
   Date of Incorporation: June 3, 1960
   Name of its Representative: Hideki Sato, Vice President and Representative Director
   Inquiries: Shoichi Yamazaki, Officer in charge of Finance

3. Purposes of the Shareholding
   Acquired by donation and being held for strategic investment purposes.

4. Breakdown of the Shareholding:
   Number of Shares in Certificates held by SEGA: 4,403,324 shares
   Number of Shares to be issued by conversion from CBs held by SEGA: 68,745 shares
   Total number of shares held by SEGA: 4,472,069 shares
   Total Number of Shares issued by Issuer as of January 31, 2001: 74,700,164 shares
   Ratio of the Shareholding of SEGA: 5.98%

5. SEGA's Acquisitions or Disposals of Issuer's Stocks during the past 60 days
   SEGA received a donation of 3,656,654 shares in certificates and 68,745 shares in CBs on January 31, 2001.

6. Acquisition Funds of the Shareholding:
   (1) Breakdown of the acquisition fund

Funding on its own: 0 yen

Other: Acquired 3,725,399 shares by donation.

Total amount of the acquisition funds: 0 yen

February 7, 2001

The Substantial Shareholding Report

Owner: SEGA CORPORATION (Representative Director: Hideki Sato)

Address: 2-12 Haneda 1-chome, Ohta-ku, Tokyo

02 APR 16 AM 11:21

Notes

1. Issuer: NextCom K.K

   Type of Public Offering: Osaka Securities Exchange

   Code: 2665

   Address of Issuer: 5-21 Ohtsuka 1-chome, Bunkyo-ku, Tokyo

2. Substantial Owner: SEGA CORPORATION

   Address of the Owner: 2-12 Haneda 1-chome, Ohta-ku, Tokyo

   Date of Incorporation: June 3, 1960

   Name of its Representative: Hideki Sato, Vice President and Representative Director

   Inquiries: Shoichi Yamazaki, Officer in charge of Finance

3. Purposes of the Shareholding

   Acquired by donation and being held for strategic investment purposes.

4. Breakdown of the Shareholding:

   Number of Shares in Certificates held by SEGA: 2,924 shares

   Total Number of Shares issued by Issuer as of January 31, 2001: 8,348 shares

   Ratio of the Shareholding of SEGA: 35.03%

5. SEGA's Acquisitions or Disposals of Issuer's Stocks during the past 60 days

   SEGA received a donation of 2,814 shares on January 31, 2001.

6. Acquisition Funds of the Shareholding:

   (1) Breakdown of the acquisition funds

      Funding on its own: 0 yen

      Other: Acquired 2,814 shares by donation.

      Total amount of acquisition funds: 0 yen

February 7, 2001

The Substantial Shareholding Report

Owner: SEGA CORPORATION (Representative Director: Hideki Sato)

Address: 2-12 Haneda 1-chome, Ohta-ku, Tokyo

Notes

02 APR 15 AM 11:21

1. Issuer: SEGA CORPORATION

   Type of Public Offering: Tokyo Stock Exchange

   Code: 7964

   Address of Issuer: 2-12 Haneda 1-chome, Ohta-ku, Tokyo

2. Substantial Owner: SEGA CORPORATION

   Address of the Owner: 2-12 Haneda 1-chome, Ohta-ku, Tokyo, 144-8531

   Date of Incorporation: June 3, 1960

   Name of its Representative: Hideki Sato, Vice President and Representative Director

   Inquiries: Shoichi Yamazaki, Officer in charge of Finance

3. Purposes of the Shareholding

   Acquired by donation and being held for strategic investment purposes.

4. Breakdown of the Shareholding:

   Number of Shares in Certificates held by SEGA: 19,866,058 shares

   Total number of shares held by SEGA: 19,866,058shares

   Total Number of Shares issued by Issuer as of January 31, 2001: 158,538,560 shares

   Ratio of the Shareholding of SEGA: 12.53%

5. SEGA's Acquisitions or Disposals of Issuer's Stocks during the past 60 days

   SEGA received a donation of 19,865,718 shares on January 31, 2001.

6. Acquisition Funds of the Shareholding:

   (1) Breakdown of the Acquisition Funds

   Funding on its own: 0 yen

   Other: Acquired 19,865,718 shares by donation.

   Total amount of the acquisition funds: 0 yen

February 7, 2001

The Substantial Shareholding Report

Owner: SEGA CORPORATION (Representative Director: Hideki Sato)

Address: 2-12 Haneda 1-chome, Ohta-ku, Tokyo

Notes

1. Issuer: Urban Corporation Co., Ltd.
   Type of Public Offering: Over-the-Counter
   Code: 8868
   Address of Issuer: 4-25 Fukuro-machi, Naka-ku, Hiroshima

02 APR 16 AM 11:21

2. Substantial Shareholder: SEGA CORPORATION
   Address of the Owner: 2-12 Haneda 1-chome, Ohta-ku, Tokyo, 144-8531
   Date of Incorporation: June 3, 1960
   Name of its Representative: Hideki Sato, Vice President and Representative Director
   Inquiries: Shoichi Yamazaki, Officer in charge of Finance

3. Purposes of the Shareholding
   Acquired by donation and being held for strategic investment purposes.

4. Breakdown of the Shareholding:
   Number of Shares in Certificates held by SEGA: 900,000 shares
   Total Number of Shares issued by Issuer as of January 31, 2001: 16,299,984 shares
   Ratio of the Shareholding of SEGA: 5.52%

5. SEGA's Acquisitions or Disposals of Issuer's Stocks during the past 60 days
   SEGA received a donation of 900,000 shares on January 31, 2001.

6. Acquisition Funds of the Shareholding:
   (1) Breakdown of the acquisition funds
      Funding on its own: 0 yen
      Other: Acquired 900,000 shares by donation.
      Total amount of acquisition funds: 0 yen

203355 v02.LA (4CWR02!.DOC)

February 8, 2001

Notice of Amendment to the Substantial Shareholding Report

Owner: SEGA CORPORATION (Representative Director: Hideki Sato)
Address: 2-12 Haneda 1-chome, Ohta-ku, Tokyo

02 APR 16 AM 11:21

Notes

1. Issuer: ASCII Corporation
   Type of Public Offering: Over-the-Counter
   Code: 9473
   Address of Issuer: 33-10 Yoyogi 4-chome, Shibuya-ku, Tokyo

2. Substantial Shareholder: SEGA CORPORATION
   Address of the Owner: 2-12 Haneda 1-chome, Ohta-ku, Tokyo, 144-8531
   Date of Incorporation: June 3, 1960
   Name of its Representative: Hideki Sato, Vice President and Representative Director
   Inquiries: Shoichi Yamazaki, Officer in charge of Finance

3. Purpose of the Shareholding
   Acquired by donation and being held for strategic investment purposes.

4. Breakdown of the Shareholding:
   Number of Shares in Certificates held by SEGA: 4,629,000 shares
   Total Number of Shares issued by Issuer as of January 31, 2001: 37,487,233 shares
   Ratio of the Shareholding of SEGA: 12.35%

5. SEGA's Acquisitions or Disposals of Issuer's Stocks during the past 60 days
   SEGA received a donation of 1,129,000 shares on January 31, 2001.

6. Acquisition Funds of the Shareholding:
   (1) Breakdown of the acquisition funds
      Funding on its own: 3,045,000 thousand yen
      Other: Acquired 1,129,000 shares by donation.
      Total amount of acquisition funds: 3,045,000 thousand yen

February 8, 2001

Notice of Amendment to the Substantial Shareholding Report

Owner: SEGA CORPORATION (Representative Director: Hideki Sato)
Address: 2-12 Haneda 1-chome, Ohta-ku, Tokyo

Notes

1. Issuer: CSK Electronics Corporation
   Type of Public Offering: Over-the-Counter
   Code: 8073
   Address of Issuer: 18-10 Sotokanda 2-chome, Chiyoda-ku, Tokyo

2. Substantial Owner: SEGA CORPORATION
   Address of the Owner: 2-12 Haneda 1-chome, Ohta-ku, Tokyo, 144-8531
   Date of Incorporation: June 3, 1960
   Name of its Representative: Hideki Sato, Vice President and Representative Director
   Inquiries: Shoichi Yamazaki, Officer in charge of Finance
   Tel: +81-3-5545-9187

3. Purposes of the Shareholding
   Acquired by donation and being held for strategic investment purposes.

4. Breakdown of the Shareholding:
   Number of Shares in Certificates held by SEGA: 5,425,000 shares
   Total Number of Shares issued by Issuer as of January 31, 2001: 29,576,660
   Ratio of the Shareholding of SEGA: 18.34%

5. SEGA' s Acquisitions or Disposals of Issuer's Stocks during the past 60 days
   SEGA received a donation of 1 million shares on January 31, 2001.

6. Acquisition Funds of the Shareholding:
   (1) Breakdown of the acquisition funds
      Funding on its own: 1,504,500 thousand yen
      Other: Acquired 1,000,000 shares by donation.
      Total amount of acquisition funds: 1,504,500 thousand yen

203357

02 APR 16 AM 11:27

February 16, 2001

Notice Regarding the Change of the Conversion Price

The Company is pleased to inform the following change of the conversion price.

1. Change of the conversion price

Name	New conversion price	Present conversion price
Convertible Bonds due 2006	¥1,517	¥2,166.00
Convertible Bonds due 2003	¥1,511	¥2,158.30

2. Effective Date

March 5, 2001 or later

3. Reason for changes

The Company is required to make a downward adjustment pursuant to the Terms and Conditions of the Bonds.

203386

02 APR 16 AM 11:27

SEGA Corporation

February 26, 2001

Notice on the Voluntary Early Retirement Program

SEGA announces that it resolved the implementation of the "voluntary early retirement program" at the extraordinary meeting of the board of directors held on February 26, 2001.

1. Background to the implementation of the program

SEGA announced on January 31, 2001 that it will discontinue the production of Dreamcast hardware by the end of March 2001 and made a significant downward amendment to the estimated results during the year ending March 31, 2001. In this connection, SEGA recognized the need to further reduce the number of employees to accommodate the restructuring resulting from such discontinuance.

2. Outline of this program

(1) Number of voluntary retirees sought: 300

(2) Period for accepting applications: From February 26, 2001 to March 12, 2001

(3) Retirement Date: March 31, 2001

3. Effects on the profit/loss

The severance indemnity of around ¥1.3 billion has been appropriated as an extraordinary loss for this fiscal year, and the Company is expected to save around ¥1.9 billion per year for personnel expenses from the next fiscal year onward.

02 APR 16 AM 11:27

SEGA Corporation
March 21, 2001

Notice on the Change of Representative Director and Director

We would like to inform that at the extraordinary meeting of the board of directors held on March 21, 2001, the board resolved the changes of Representative Director and Director, due to the demise of Isao Okawa, Chairman, President and Representative Director of the Company.

Hideki Sato, Vice President and Representative Director will be promoted to President and Representative Director, and Yoshiji Fukushima, Director, will assume chairman.

In light of the facts that Mr. Sato has shown leadership as Vice President and COO, and has a deep knowledge in the business and technology of video games, as well as extensive experiences in the operations of SEGA, the Company decided that he is the best person to assume the presidency.
Mr. Fukushima, concurrently holding the position of Chairman and Representative Director of CSK CORPORATION, is responsible for the overall strategy of SEGA.

203388


02 APR 16 AM 11:27

2. Management Policy

1. Principles of Corporate Management

SEGA Corporation, in its Consumer Products Business and Amusement Business, has consistently created innovative "amusement" and, in its entertainment-related business operations, has established a strong position in Japan, the United States, and Europe. However, during fiscal 2001, which ended March 31, 2001, SEGA suspended the manufacturing of household game equipment and henceforth will focus on its Content Business and Amusement Business. As a result of this strategic decision, we will establish a profitable presence in the Content Business and, in our Amusement Business, show increased market leadership.

To reach these objectives, SEGA has prepared a structural reform plan for making this transition in the composition of its business portfolio, as well as implementing financial and business reforms. The plan includes the reorganization of our overseas sales companies and associated companies, as well as strong measures to rationalize the operations of the parent company of the SEGA Group, all with the objectives of strengthening our corporate capabilities, financial position, and profitability.

2. Profit-Sharing Policy

SEGA considers providing its shareholders with a return on their investment to be one of its most crucial policies and places proactive profit sharing among its top operational responsibilities. Our basic policy in this area is to give full attention to our financial position and the future development of our business activities, set aside an appropriate amount of retained earnings, and then return a portion of profits to our shareholders based on performance.

3. Medium-Term Management Strategy

SEGA's principal strengths are its capability for developing excellent content, its massive collection of software title assets, and its track record in developing a large number of network games. We plan to make even greater use of these strengths in the years to come, and, to become "the world's leading content provider," we will implement the following management strategies aggressively.

(1) **In the Content Business**

SEGA has established the top brand in the game field in Japan, the United States, and Europe. But, to become the world's leading content provider, it will become more "content business oriented" in the development of its activities.

(1) **Providing Software for Platforms of Other Companies**

We will actively work to provide our new and previously existing software titles for the platforms of other companies, offering these in flexible combinations. In these activities, we will give full consideration, on a title-by-title basis, to the types of hardware of other companies, the characteristics of their users, market conditions prevailing at the time, and the economics of supplying these titles. Game equipment for which we will provide these services will include PlayStation 2 (PS 2) of Sony Computer Entertainment Co., Ltd., Microsoft Corporation's Xbox, and Nintendo Co., Ltd.'s GameCube.

(2) **Continuing Sales of Software for Dreamcast**

We suspended production of Dreamcast home video-game consoles during fiscal 2001. We will make all efforts necessary to deliver the existing inventory of Dreamcast hardware to households (final users) at the earliest possible date during the current fiscal year (ending March 31, 2002). Through this measure, we will ensure we reach the planned volume of software sales for Dreamcast.

(3) **Supplying Software for PCs and Mobile Phones**

In our existing PC software sales activities, we will review and revise our lineup of software content sold under the SEGA PC brand and strengthen our operations in this area as appropriate to being a leading PC software provider not only in Japan but also worldwide. In the mobile phone field, we are supplying content for i-mode and J-Phone, principally through our software development company. We plan to bring all these operations together and expand them aggressively.

(4) **Strengthening Other Content Businesses**

We will make package games and network games the basis of our other content operations and, with the cooperation of SEGA Toys and other associated companies, will work to expand our content activities by creating "new content" and "new business models," as well as marketing content featuring new characters and audiovisual software.

2. In the Amusement Business

Although the amusement market has reportedly been shrinking in recent years, we have taken the lead over other companies in aggressively implementing policies to rationalize and increase the efficiency of our operations. As a result, when we have completed the implementation of these measures, we will be moving into an absolutely superior position. We are the only company in the amusement business now that can provide a full lineup of new products, and, as the leading company in this area, customers' expectations are rising.

Looking forward, we plan to act as the driving force and industry leader in creating new markets and aggressively working to "develop new amusement venues," "develop new users," and "develop new products."

(1) Development of Facilities

We have completed the closure of those existing amusement facilities that were inefficient and unprofitable. We are now working to build new facilities and new types of venues based on detailed market research and marketing plans, with the aim of expanding our market share.

(2) Outfitting Facilities with Network Capabilities

As the infrastructure for a networking society is rapidly being put into place, including the Internet and i-mode, we are providing our amusement facilities with network stations to respond to the demand for all types of network content.

(3) Number One Position in Computer Graphics (CG) System Boards for Game Center Use

Our CG system board for game center use (NAOMI) is already the

standard system board for game center video-game machines, and many are in use. Looking forward, we plan to supply not only our NAOMI boards but also game center boards that match the architectures of other game machine manufacturers and thus establish an unshakable position in the system board area. In addition, we plan to use network technology in our system boards, and, by making them network-compatible, establish a link between game center and home use.

(4) **Developing Arcade Games with New Paradigms**
Sometimes it is said that SEGA's history is essentially the history of arcade games. With this in mind, we intend to be a driving force in the world amusement industry by returning to basics, and making full use of our world-renowned creativity and comprehensive capabilities to develop games that can only be played in amusement centers, and that will enchant users.

4. Matters Demanding Corporate Attention

On January 31, 2001, we adopted the management policies and strategies for recovering profitability that were outlined in the previous sections of this report and established the Structural Reform Promotion Headquarters. We have prepared a structural reform plan, as outlined below, and have already begun its implementation.

The essence of our structural reforms—as we suspend production of home video-game consoles and change the composition of our business portfolio by shifting management resources to our Content Business and Amusement Business—is to review and reform our existing organization and unprofitable businesses as well as make changes in the composition of our business portfolio and thereby change our company to improve profitability.

Therefore, under the slogans of changing our "body proportions" (business portfolio), "family composition" (review our organization and businesses), and "constitution" (revenue structure), we intend to reform the structure of our activities as quickly as possible and become a productive and highly competitive growth company that comes to be known as "the world's leading content provider," through the decisive implementation of the plans outlined below.

(1) **Financial Reforms**

(1) Improving the quality of and streamlining our balance sheet
— We must dispose of losses accompanying the suspension of Dreamcast production, including disposing of the resulting inventories, losses on the stock of overseas subsidiaries that are experiencing poor performance, and losses arising from the shrinking of our overseas network business. We will not carry any negative assets into fiscal 2002.

(2) Review of investment company and restraint in investment

— Liquidate existing securities investments

— Make only securities investments that are effective from a business strategy point of view

(3) Reorganize associated companies

— Implement a reorganization suited to the strategy of the SEGA parent company

— Liquidate or sell associated companies making losses and those Group companies that do not fit with business policies

(4) Secure needed cash flow

— Move free cash flow into the positive range by improving profitability, selling certain assets, and taking other measures

(2) **Business Reforms**

(1) **Content Business**
— Improve profitability by providing software for platforms of other companies and making effective use of existing software

— Increase profitability by converting fixed costs to variable costs, improving productivity in development, and making changes in performance-monitoring systems

— Raise profitability by strengthening SEGA brand PC software and supplying software for mobile units

(2) **Amusement Business**

— Increase profitability by raising the efficiency of facility operations, increasing efficiency of equipment sales by introducing new sales methods, and raising our share of existing markets

— Enhance profitability by resuming the opening of new centers, developing new types of centers based on the concept of entertainment through joint efforts with companies in other industries, and developing new markets

— Raise profitability by developing and offering products based on new sets of values as well as products that are smashing successes in the market

(3) **Reorganize overseas consumer business subsidiaries**

— Make the transition from hardware/software sales subsidiaries to software sales companies, change the scale of operations, and clarify responsibilities by rewriting rules for transactions with the headquarters

— Strengthen supervisory systems for software sales companies and implement cost reductions

(4) **Reorganize network business companies**

— Freeze or reduce new infrastructure investments in network companies in the United States and Europe

— Concentrate the Group's server-operating know-how in ISAO and increase competitiveness and corporate value

(5) Reforms in SEGA parent company

— Reduce the size of the organization and personnel appropriate to the new business composition and reduce costs

— Reduce selling, general, and administrative expenses and increase efficiency through centralized management of R&D expenditures

— Strengthen supervisory rules for inventories, capital investment, and other items

(6) **New businesses**

— Cooperate with associated companies and create new content businesses using visual software and characters

3. Operational Results

1. Term Review

Overall Business Results

As the 21st century begins, the game market, which includes the industries to which SEGA belongs, namely the Amusement Business and the Consumer Products Business, is undergoing major changes. These include changes in the forms of communication, as represented by the emergence of the Internet and i-mode, for accessing entertainment and amusement services. Along with this, desires for more personalized and professionally specialized services are coming to the fore, and consumption trends, especially among younger age groups, are becoming more diverse and individualized. The overall effect of these trends is to continue to bring a more challenging environment.

In the Consumer Products Business in particular, since SEGA entered the home game equipment market in 1983, it has always provided attractive products based on innovative technology. The environment for the game market, however, is undergoing major change, and, regrettably, it will be necessary to make substantial changes in our existing business model for the home video-game equipment business.

In our Dreamcast business, our sales lost momentum substantially during the Christmas season, the time of greatest demand and most intense competition, and it has become difficult for us to maintain a balance between our hardware business and software business, which is predicated on expanding hardware sales. As a result, this structure of revenues has lost viability.

For this reason, on January 31, 2001, we decided to suspend production of Dreamcast hardware and prepared a structural reform plan to achieve recovery in profitability looking forward; implementation of the plan has begun. As part of the activities to carry out this plan at the earliest possible date, in our financial statements for fiscal 2001, we reported inventory disposal losses of ¥52.3 billion, principally related to inventories of products and materials, including Dreamcast hardware and peripherals. In addition, we reported a loss of ¥10.2 billion on the revaluation of securities accompanying the introduction of accounting standards for financial products, thus bringing extraordinary

losses to ¥81.1 billion.

As offsetting factors, our previous president and chairman, Isao Okawa, who passed away during the fiscal year, bequeathed personal assets of ¥77.9 billion, which have been reported as an extraordinary gain. We also reported another extraordinary gain of ¥467 million. The assets bequeathed to SEGA by Mr. Okawa comprised ¥33.5 billion in SEGA stock and ¥57.5 billion in investment securities, bringing the total to ¥108.5 billion, and these were accepted along with debts totaling ¥30.6 billion. The evaluation of these assets was made as of January 31, 2001. Securities with market quotes were valued at market, and those without quotations were valued as deemed appropriate based on net asset values. Subsequently, unrealized gains have emerged on these securities owing to changes in market value.

Please note that performance in the Amusement Business is recovering for both the Amusement Machine Sales and Amusement Facility Operations divisions because SEGA was the first company in this sector to undertake measures to increase management efficiency on a continuing basis.

As a result of these and other developments, consolidated sales amounted to ¥242.9 billion, a decline of 28.4% from the previous fiscal year. Of this total, domestic sales amounted to ¥153.2 billion, down 20.8% from the prior fiscal year, and overseas sales were ¥89.6 billion, representing a decline of 38.4% from the previous fiscal year. SEGA reported a current loss of ¥52.7 billion (compared with a loss of ¥44.2 billion in the previous fiscal year) and a net loss of ¥51.7 billion (compared with a loss of ¥42.8 billion for the prior year).

For the fiscal year under review, we have regrettably decided not to pay cash dividends in view of the weak sales of Dreamcast and the current losses and net losses reported due to extraordinary losses incurred in connection with the discontinuation of Dreamcast hardware production.

Results of Individual Divisions

Amusement Machine Sales Division

Net sales: ¥52,502 million (down 28.7% year-on-year)

Operating profit: ¥9,634 million

In Japan, the Amusement Machinery Sales Division achieved growth in both sales and income by supplying all genres of products, including new and standard products as well as prize items. In particular, our "Derby Owners Club," a game that simulates racehorse breeding, continued to enjoy strong popularity as in the previous year, along with newly introduced "Derby Owners Club Version 2000." Other games contributing to performance included "Star Horse," a horse racing medal game, "Air Tricks," a game that allows players to simulate riding on a skateboard, "Shakatto Tumbling," and "Confidential Mission." In addition, "UFO Catcher" and other prize machines and items contributed to sales.

Overseas sales declined as we sought to supply products suited to the interest of users in various areas, but the slide in sales, especially in Asia and Europe, led to an overall decline.

Amusement Facility Operations Division

— Net Sales: ¥74,656 million (down 5.8% year-on-year)

— Operating profit: ¥8,242 million

In the Amusement Facility Operations Division, we have built a strong, stable revenue base by continuing the measures of the previous year of implementing policies to increase efficiency by closing facilities showing losses or low profitability. Also, in October 2000, by spinning off our amusement facility operation division into a separate company, we are now able to manage the various operating companies to provide services that are carefully tailored to each community and can respond quickly to trends in customer interests. As a result of this policy and steady measures to reduce costs, although there was a decline in net sales owing to the reduction in the number of facilities, profitability improved, and this division made a significant contribution to performance.

Consumer Products Division

— Net Sales: ¥115,753 million (down 37.8% year-on-year)

— Operating loss: ¥69,186 million

In the Dreamcast home video-game console segment of SEGA's Consumer Products Division, sales in the Japanese market during the year under review amounted to

470,000 hardware units and 4.75 million software items. Elsewhere, we sold 1.78 million hardware units and 13.65 million software items in the United States, 930,000 hardware units and 4.83 million software items in Europe, as well as 210,000 hardware units and 640,000 software items in Asia. Worldwide sales were 3.39 million hardware units (for a cumulative total of 8.2 million units) and 23.87 million software items (for a cumulative total of 51.63 million items). Compared to planned sales targets, sales of hardware units were substantially short of the goals.

In the Dreamcast software area, our "Fantasy Star On Line," a network role playing game (RPG) with worldwide compatibility, received the Fifth Japan Game Prize, a first for the Consumer Products Division, and created a new game for the entire world as the RPG for the 21st century.

Our other activities included marketing in overseas markets of many big titles in a variety of genres, including especially "NFL2K1" and "NBA2K1" in the SEGA Sports Brand lineup, which were overwhelmingly popular, as well as such titles as "Power Mash," "Jet Set Radio," "Eternal Arcadia," "Sakura Clash 3—Is Paris Burning?," and "SONIC SHUFFLE."

2. Outlook for Fiscal 2002

We anticipate that market environment will remain challenging because of economic conditions, including stagnation in stock market prices, uncertainty about economic prospects due to concern about deflation, continued severity in the labor market, and weakness in consumer spending.

Nevertheless, we will focus on our Content Business and Amusement Business, work to improve profitability by aggressively implementing our structural reform plan, changing the composition of our business portfolio, and improving our financial position.

For fiscal 2002, ending March 31, 2002, SEGA foresees consolidated net sales of ¥189.0 billion, consolidated current profit of ¥5.4 billion, and consolidated net income of ¥2.1 billion.

May 22, 2001

SEGA CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31 2000

	Millions of yen		%Increase (Decrease)
	Year ended March 31		
	2001	2000	
INCOME STATEMENTS			
Net sales	242,913	339,055	(28.4%)
Cost of sales	218,235	290,492	(24.9%)
SG&A expenses	76,696	88,917	(13.7%)
Operating income(loss)	(52,018)	(40,354)	-
Other income	10,933	4,728	131.2%
Other expenses	11,649	8,644	34.8%
Recurring income(loss)	(52,736)	(44,271)	-
Extraordinary gain	78,379	15,478	(440.7%)
Extraordinary loss	81,133	14,631	435.7%
Income(Loss) before income taxes	(55,493)	(43,429)	-
Income taxes	(792)	1,531	-
Minority interests in eanings of Consolidated Subsidiaries	2,971	2,080	42.8%
Net income(loss) for the period	(51,729)	(42,880)	-
Net income(loss) per share(yen)	(341.58)	(390.57)	(12.5%)

BALANCE SHEETS	March 31		
ASSETS	2001	2000	
Total current assets	96,853	211,378	(54.2%)
Property and equipment	66,997	74,718	(10.3%)
Intangible fixed assets	11,236	14,189	(20.8%)
Investments and advances	109,368	65,533	66.9%
Deferred assets	10	743	(98.7%)
Translation adjustment	-	8,777	-
Total assets	284,465	375,341	(24.2%)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Total current liabilities	155,106	196,583	(21.1%)
Total long-term liabilities	36,878	98,440	(62.5%)
Minority interests in consolidated subsidiaries	793	(407)	(294.8%)
Shareholders' equity	91,687	80,724	13.6%
Total liabilities and shareholders' equity	284,465	375,341	(24.2%)

	Year ended March 31		
NET SALES BY SEGMENT	2001	2000	
Consumer products	115,753	186,188	(37.8%)
Amusement center operations	74,656	79,212	(5.8%)
Amusement machine sales	62,225	73,919	(15.8%)
Eliminations	(9,722)	(265)	-
Total	242,913	339,055	(28.4%)

SEGA CORPORATION
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31 2000

	Millions of yen		%Increase (Decrease)
	Year ended March 31		
	2001	2000	
INCOME STATEMENTS			
Net sales	192,713	272,585	(29.3%)
Cost of sales	185,573	258,088	(28.1%)
SG&A expenses	27,908	49,022	(43.1%)
Operating income	(20,768)	(34,525)	-
Other income	8,236	3,005	174.1%
Other expenses	5,230	4,195	24.7%
Recurring income	(17,762)	(35,715)	-
Extraordinary gain	77,947	13,558	474.9%
Extraordinary loss	146,264	14,292	923.4%
Income(Loss) before income taxes	(86,080)	(36,449)	-
Income taxes	1,160	350	231.4%
Net income(loss) for the period	(87,240)	(36,799)	-
Net income(loss) per share(yen)	(559.05)	(335.17)	-

	March 31		
BALANCE SHEETS	2001	2000	
ASSETS			
Total current assets	105,884	178,158	(40.6%)
Property and equipment	41,917	68,351	(38.7%)
Intangible fixed assets	3,871	6,754	(42.7%)
Investments and advances	143,808	109,096	31.8%
Deferred assets	10	743	(98.7%)
Total assets	295,492	363,105	(18.6%)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Total current liabilities	133,431	167,964	(20.6%)
Total long-term liabilities	34,991	89,615	(61.0%)
Shareholders' equity	127,069	105,524	20.4%
Total liabilities and shareholders' equity	295,492	363,105	(18.6%)

Note: The above financial information was prepared using accounting principles generally accepted in Japan.

02 APR 16 AM 11:27

SEGA Corporation
May 24, 2001

Notice of Corrections of the Provisional Report on Closing of Accounts for the Year ended March 31, 2001

Please be informed that we have corrected the Provisional Report on Closing of Accounts for the year ended March 31, 2001, released on May 22, 2001. The details are as follows:

(Note: The numbers in parenthesis represent negative numbers.)

(Consolidated Statement of Cash Flows)

IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents (605)→605

V. Net Decrease in Cash and Cash Equivalents (62,191)→(60,980)

(Other Information)

Financial Instrument Accounting:

Recurring loss and net loss before income taxes amounted to ¥6,466 million, respectively.

↓

Recurring loss and net loss before income taxes amounted to ¥2,213 million, respectively.

(Footnotes)

●Marketable Securities Information

1. Marketable Securities

Other Marketable Securities	Amount included in the consolidated balance sheet	Market Value	Difference
①Stocks	71,150	58,526	(12,624)

Total	71,988	59,237	(12,751)

↓ ↓ ↓ ↓

Other Marketable Securities	Acquisition Prices	Amount included in the consolidated balance sheet	Difference
①Stocks •	33,661	34,994	1,382
Total	34,449	35,705	1,255

02 APR 16 AM 11:27

May 28, 2001

Notice Regarding the Corrections to the Provisional Report on Closing of Accounts for the year ended March 31, 2001

The Company notifies that the Company corrected Page 28 of the Provisional Report on Closing of Accounts for the year ended March 31, 2001 announced on May 22, 2001. The points that the Company corrected are underlined and in bold.

(Tax Effect Accounting)

1. The breakdown of Deferred Tax Assets and Liabilities

(¥million)

	(As of March 31, 2001)
Deferred Tax Assets:	
Excess over the limit of allowance for doubtful accounts	20,326
Devaluation of investments in securities	25,599
Devaluation of inventories	18,371
Others	24,057
Loss Carryforwards	38,494
Subtotal	126,847
Valuation allowance	(125,516)
Total deferred tax assets	1,334
Deferred Tax Liabilities	
Unrealized gain on investments in securities	922
Special reserve for tax purposes	106
Others	1,249
Gross deferred tax liabilities	2,277
Net Deferred tax liabilities	942

2. Breakdown of the differences between statutory tax rate and effective tax rate of income taxes after applying deferred tax accounting.

	(%) (As of March 31, 2001)
Statutory Tax rate in Japan	42.1
(Adjustment)	
Valuation allowances	(27.6)
Profit (loss) on investments in affiliates accounted for by the equity method	(4.3)
Others	(8.8)
Payment rate of income taxes after applying tax effect accounting.	1.4

203390



02 APR 16 AM 11:27

¥50,000,000,000
SEGA CORPORATION

(incorporated with limited liability in Japan)

Zero Coupon Convertible Bonds due 2004

The ¥50,000,000,000 Zero Coupon Convertible Bonds due 2004 (the "Bonds") of SEGA CORPORATION (the "Company") will be in the denomination of ¥5,000,000 each and will be convertible on and after July 2, 2001 up to, and including, June 11, 2004, unless previously redeemed or purchased and cancelled, into fully-paid and non-assessable shares of common stock of the Company (the "Shares") at a Conversion Price (as defined in the terms and conditions of the Bonds, the "Conditions of the Bonds"), subject to adjustment in certain events as set out herein, of ¥2,398 per Share. The last closing price of the Shares on the Tokyo Stock Exchange on May 31, 2001 was ¥2,180 per Share. The Shares are listed under the code "7964".

The Bonds are to be offered by the Managers (as defined in "Underwriting") to non-U.S. persons in offshore transactions outside the United States in reliance on Regulation S ("Regulation S") under the United States Securities Act of 1933 (the "Securities Act") (the "Offering").

On or after June 18, 2002 and prior to maturity, the Bonds may be redeemed in whole or in part at their principal amount, at the option of the Company as set out herein, provided that no redemption may be made unless the closing price of the Shares for each of the 20 consecutive trading days (as defined in the Conditions of the Bonds), the last of which occurs not more than 30 days prior to the date upon which the notice of redemption is first published, is at least 140 per cent of the Conversion Price (as so defined) then in effect. The Company may also redeem all the Bonds at their principal amount if Japanese withholding taxes are imposed on payments in respect of the Bonds and in certain other limited circumstances, as set out herein.

The Bonds will initially be represented by a temporary global bond which is expected to be deposited on or about June 18, 2001 with a common depositary for each of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"). Interests in the temporary global bond will be exchangeable for interests in a permanent global bond on or after a date which is expected to be July 30, 2001 upon certification as to non-U.S. beneficial ownership. Definitive Bonds will only be available in *certain limited circumstances. See "Summary of Provisions Relating to the Bonds While in Global Form".*

Payments of principal and any other amount in respect of the Bonds will be made without withholding or deduction for or on account of Japanese taxes to the extent set out herein.

Application has been made to list the Bonds on the Luxembourg Stock Exchange.

See "Investment Considerations" beginning on page 8 to read about certain factors that should be considered before buying the Bonds.

Offering Price: 100 per cent

The Managers may, under certain circumstances, subscribe up to an additional ¥5,000,000,000 principal amount of Bonds from the Company at the offering price (the "Option").

The Managers expect to deliver the Bonds through the facilities of Euroclear and Clearstream, Luxembourg, against payment therefor, in immediately available funds, on or about June 18, 2001.

Lead Manager and Bookrunner

Goldman Sachs International

Co-Lead Managers

Daiwa Securities SMBC Europe

Mizuho International plc **Sanwa International plc**

Offering Circular dated May 31, 2001.

the Bonds may not be offered, sold or delivered within the United States or to or for the account or benefit of United States persons. The Bonds will be in bearer form.

The Company having made all reasonable enquiries confirms that this Offering Circular contains all information with respect to the Company and the Company, its subsidiaries and affiliates (taken as a whole), the Bonds and the Shares which is material in the context of the issue and offering of the Bonds, that the statements contained herein are true and accurate in all material respects and are not misleading, that the opinions and intentions expressed herein are honestly held and that there are no other facts the omission of which would make any of such statements or the expression of any such opinions or intentions misleading. The Company accepts responsibility for the information contained in the Offering Circular.

No person has been authorised to give any information or to make any representation other than as contained in this Offering Circular and, if given or made, such information or representation must not be relied upon as having been authorised. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any of the Bonds offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. No action has been (or will be) taken to permit a public offering of the Bonds or the Shares in any jurisdiction where action would be required for that purpose other than Japan. Accordingly, the Bonds offered hereby may not be offered or sold, directly or indirectly, and this Offering Circular may not be distributed in any jurisdiction except in accordance with the legal requirements applicable in such jurisdiction. Neither the delivery of this Offering Circular nor any sale or allotment made in connection with the issue of the Bonds shall under any circumstances create any implication that there has been no change in affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

The distribution of this Offering Circular and the offering and sale of the Bonds in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Company and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on the offering and sale of the Bonds, see "Underwriting".

There are restrictions on the offer and sale of the Bonds and the Shares into which the Bonds are convertible in the United Kingdom. All applicable provisions of the Financial Services Act 1986 of the United Kingdom and the Public Offers of Securities Regulations 1995 with respect to anything done by any person in relation to the Bonds in, from or otherwise involving the United Kingdom must be complied with. See "Underwriting".

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references in this Offering Circular to "U.S. dollars", "dollars", "U.S.$" and "$" refer to the currency of the United States of America and those to "yen" and "¥" refer to the currency of Japan. For convenience, certain yen amounts in this Offering Circular have been translated into dollars at the rate of ¥123.9 = $1, being the effective exchange rate prevailing on March 31, 2001. However, such translations should not be construed as representations that the yen amounts have been, could have been or could be converted into dollars at that or any other rate. The mean of the exchange rate quotations by a leading commercial bank in Tokyo for buying and selling spot dollars by telegraphic transfer against yen on May 31, 2001 was ¥120.25 = $1.

In this Offering Circular, references to the "Company" are to the Company on a non-consolidated basis and "SEGA" refers to the Company and its consolidated subsidiaries and affiliates. Unless otherwise indicated, the description of the Company's business is presented on a consolidated basis.

All information as at and for the year ended March 31, 2001 is unaudited.

Certain monetary amounts included in this Offering Circular have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

Offering Circular Summary	4
Investment Considerations	8
Conditions of the Bonds	12
Summary of Provisions Relating to the Bonds While in Global Form	25
Use of Proceeds	27
Selected Financial Data	28
Recent Business	29
Capitalisation	32
Information Concerning the Shares	33
Business	36
Management and Employees	47
Subsidiaries and Affiliates	50
Description of the Shares	53
Japanese Foreign Exchange Regulations and Certain Other Regulations	60
Japanese Taxation	62
Underwriting	63
General Information	66
Financial Statements	67

IN CONNECTION WITH THIS ISSUE, GOLDMAN SACHS INTERNATIONAL MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILISE OR MAINTAIN THE MARKET PRICE OF THE BONDS AND/OR THE SHARES AT LEVELS WHICH MIGHT NOT OTHERWISE PREVAIL IN THE OPEN MARKET, SUCH TRANSACTIONS MAY BE EFFECTED ON THE TOKYO STOCK EXCHANGE, THE PREMIER MARCHÉ OF THE EURONET PARIS S.A., THE LUXEMBOURG STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILISING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. It is not complete and may not contain all of the information that is important to prospective investors. To understand the Offering fully, prospective investors should read the detailed information included in this Offering Circular, including the financial statements contained elsewhere in this Offering Circular.

SEGA CORPORATION

SEGA is engaged in the development and sale of consumer products and amusement machines and operations of amusement centres. Consumer products include software products, toys and educational equipment and amusement machines include arcade video games, medal games, prize games, vending machines, change machines, IC boards and karaoke machines. Until recently, SEGA was engaged in the development, production and sale of home-use game hardware. On January 31, 2001, SEGA announced its withdrawal from the consumer hardware business. See "Business — Restructuring Plan ".

For the year ended March 31, 2001, SEGA's unaudited net sales and net loss were ¥242.9 billion and ¥51.7 billion, respectively.

Recent Developments

In April 2001, the Company announced its restructuring plan to reorganise the business activities of SEGA to improve profitability and to strengthen SEGA's financial structure. Accordingly, SEGA will seek to strengthen its consumer software business by developing software for game platforms of other game hardware manufacturers, discontinue the production of and withdraw from the sale of its consumer hardware products (including Dreamcast game systems), continue to strengthen its amusement game and amusement centre operations businesses, reduce personnel costs by reducing headcount by approximately 300 employees by the end of March 2002 and review other general and administrative expenses. In addition, the Company plans to reorganise its overseas subsidiaries, review and reorganise its network business and consolidate and reorganise its subsidiaries and affiliates more generally. In addition, SEGA will seek to dispose of underperforming assets such as buildings, properties and welfare facilities and certain investment securities.

On January 31, 2001, Mr. Isao Okawa, the former Chairman and President of the Company, donated 19,865,718 Shares and, with certain exceptions, all his personal assets to the Company and the Company assumed all of his liabilities. Mr. Okawa died on March 16, 2001. The net value of such donations was approximately ¥78 billion as at January 31, 2001.

The Offering

The following information assumes that the Managers do not exercise the Option granted by the Company to subscribe additional Bonds.

Securities Offered .... ¥50,000,000,000 principal amount of Zero Coupon Convertible Bonds due 2004

Offering Price .... 100 per cent

Closing Date .... June 18, 2001

Over-allotment Option .... The Company has granted Goldman Sachs International, on behalf of the Managers, the Option, exercisable from the date of the Offering Circular to two business days prior to the Closing Date, to subscribe up to an additional ¥5,000,000,000 principal amount of Bonds.

Clearance and Settlement........ The Bonds will be delivered through the book-entry facilities of Euroclear and Clearstream, Luxembourg.

Status .... The Bonds will be direct, unconditional and unsecured obligations of the Company, ranking *pari passu* and ratably

without any preference among themselves and equally with all other unsecured obligations (other than subordinated obligations, if any) of the Company from time to time outstanding.

Conversion . . . . The Bonds may be converted into Shares at a conversion price of ¥2,398 per Share. The conversion price may be subject to adjustment as described in "Conditions of the Bonds—Conversion".

Taxes . . . . All payments by the Company in respect of the Bonds will be made without withholding of, or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Japan, or any authority therein or thereof having power to tax unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. If such withholding or deduction is so required, the Company will pay such additional amounts as may be necessary in order that the net amounts received by the Bondholders after such withholding or deduction shall equal the amounts which would have been receivable in respect of the Bonds in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Bond presented for payment: (i) by or on behalf of a holder (a) who is for Japanese tax purposes treated as a resident of Japan or a Japanese corporation, or (b) who is otherwise subject to such taxes, duties, assessments or governmental charges by reason of his being connected with Japan otherwise than by reason only of the holding of any Bond or the receipt of payment in respect of any Bond; or (ii) more than 30 days after the Relevant Date (as defined in the Conditions of the Bonds) except to the extent that the holder thereof would have been entitled to such additional amounts on presenting the same for payment as at the expiry of such 30-day period; or (iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26 to 27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or (iv) by or on behalf of a Bondholder who would have been able to avoid such withholding or deduction by presenting the relevant Bond to another Paying Agent in an European Union member state.

Redemption at Maturity . . . . Unless previously redeemed, converted or purchased and cancelled, the Company will redeem the Bonds at their principal amount on June 18, 2004.

Early redemption — Redemption at the option of the Company . . . . The Company may, at any time on or after June 18, 2002, on giving not less than 30 nor more than 60 days' irrevocable notice to the Bondholders redeem all, or some only, of the Bonds at their principal amount, provided that no redemption may be made unless the closing price of the Shares for each of the 20 consecutive trading days (as defined in the

Conditions of the Bonds), the last of which occurs not more than 30 days prior to the day upon which the notice of such redemption is first published, is at least 140 per cent of the Conversion Price in effect on each such trading day.

Redemption for taxation reasons ....

If the Company satisfies the Trustee, immediately prior to giving the notice to Bondholders hereinafter referred to, that as a result of any change in or amendment to the laws of Japan, which becomes effective on or after June 1, 2001, or in or to the official or judicial interpretation or application of such laws, the Company would be required on the occasion of the payment of principal in respect of the Bonds to pay any additional amounts in accordance with Condition 7 of the Conditions of the Bonds, the Company may, having given not less than 30 nor more than 60 days' notice to Bondholders in accordance with Condition 12 (which notice shall be irrevocable) redeem all, but not some only, of the Bonds then outstanding at their principal amount.

Early redemption — *Kabushiki-Kokan/Kabushiki-Iten* ....

If the Company resolves at its general meeting of shareholders, having given prior written notice to the Trustee of such general meeting of shareholders, to become a wholly-owned subsidiary of another company by exchanging or transferring all its outstanding Shares to another company pursuant to Article 352 *et seq.* or Article 364 *et seq.* of the Commercial Code of Japan ("*kabushiki kokan" or "kabushiki iten*"), the Company shall immediately give notice to the Bondholders of such resolution. In such event, if the Trustee receives a legal opinion from a reputable Japanese law firm that it is legally possible under the then applicable Japanese law (taking into account the then official or judicial interpretation or application of such laws), the Company shall use its best endeavours to ensure that the holder of each Bond then outstanding shall have the right (during the period such Bond shall be convertible) to receive, upon the exercise of the Conversion Rights (as defined in the Conditions of the Bonds), the class and amount of shares, other securities and property receivable upon such *kabushiki kokan* or *kabushiki iten*, as the case may be, by a holder of the number of Shares into which such Bond would have been converted immediately prior to such *kabushiki kokan* or *kabushiki iten*, as the case may be. See Condition 5.4.

If the legal opinion contemplated above is not obtained, or if, despite the Company using its best endeavours, the transaction cannot be structured in the manner contemplated above, the Company may redeem all, but not some only, of the Bonds then outstanding at the percentage of the principal amount of the Bonds specified in Condition 6.4, after giving not less than 30 nor more than 60 days' notice to the Bondholders and prior to the effective date of such *kabushiki kokan* or *kabushiki iten*, as the case may be.

Trustee .... The Law Debenture Trust Corporation p.l.c.

Principal Paying, Conversion and Replacement Agent .... The Sumitomo Mitsui Banking Corporation

Paying and Conversion Agent . . .	The Sanwa Bank, Limited
Luxembourg Paying, Conversion and Replacement Agent	Mizuho Trust & Banking (Luxembourg) S.A.
Listing and Trading	Application has been made to list the Bonds on the Luxembourg Stock Exchange.
Lock-up	Subject to certain exceptions, the Company has agreed that it will not, and will procure that none of its directors and officers will for a period of 90 days after the Closing Date, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of securities substantially similar to the Bonds or the Shares (including but not limited to any securities convertible into or exchangeable for Shares or which carry rights to subscribe or purchase Shares) or enter into a transaction (including a derivative transaction) having an effect on the market in the Shares similar to that of a sale or publicly announce any intention to do any of such things or deposit any Shares (or any securities convertible into or exchangeable for Shares or which carry rights to subscribe or purchase Shares) in any depositary receipt facility, without the prior written consent of Goldman Sachs International on behalf of the Managers. Subject to certain exceptions, CSK Corporation has agreed that it will not for a period of 90 days after the Closing Date, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Shares or any options or warrants to purchase any Shares, or any securities convertible into, exchangeable for or that represent the right to receive Shares whether now owned or hereinafter acquired, owned directly by it (including holding as a custodian) or with respect to which it has beneficial ownership without the prior written consent of Goldman Sachs International on behalf of the Managers.
Use of Proceeds	The net proceeds from the issue of the Bonds, which are estimated to be approximately ¥48.6 billion, will be applied to redeem ¥10.0 billion of 2.00 per cent unsecured notes due 2001, ¥10.0 billion of 2.15 per cent unsecured notes due 2001 and ¥5.0 billion of 2.27 per cent unsecured notes due 2002 of the Company. The Company also has made and intends to make investments for development of game software for game platforms of other manufacturers and payments incurred in connection with the restructuring plan with the balance being applied toward working capital purposes.
ISIN Code	XS0130639239
Common Code	013063923

Prior to making an investment decision, prospective investors should carefully consider, along with other matters set out in this Offering Circular, the following considerations:

Change in Business Model as part of Restructuring Plan

SEGA's success depends on its ability to successfully implement its new business model and the restructuring plan. SEGA announced on January 31, 2001 its plans to discontinue the production of its Dreamcast video game console system. Pursuant to its restructuring plan announced on April 19, 2001, SEGA intends to concentrate on its core game software and amusement businesses and restructure its network service business. See "Business—Restructuring Plan". Accordingly, it may be difficult to evaluate SEGA's business and prospects based on its historical financial condition and results of operations as period-to-period comparisons of the operating results of SEGA before and after the change in business model may not be meaningful. In addition, this change in SEGA's business model will involve certain risks, expenses and difficulties frequently encountered by companies that are involved in changing their business model. There can be no assurance that the change in business model will be successfully made.

Restructuring Plan

On April 19, 2001, SEGA announced its restructuring plan. See "Business—Restructuring Plan". The restructuring plan includes certain qualitative and quantitative business and financial targets for SEGA through March 31, 2004. The restructuring plan will involve changing SEGA's business model and in particular, adapting its consumer software business model which focused on developing game software for SEGA hardware platforms to a model which will focus on developing game software for multiple hardware platforms, a new business model for SEGA. Implementation of the restructuring plan will require substantial attention from SEGA's management. In addition, SEGA will face various financial, operational and other risks inherent in implementing a restructuring plan. There can be no assurance that SEGA will be able to successfully implement the restructuring plan or meet any of the targets within the given time frame.

History of Net Losses

SEGA has experienced significant losses in the past. For the years ended March 31, 1998, 1999, 2000 and 2001, SEGA had net losses of approximately ¥35.6 billion, ¥42.9 billion, ¥42.9 billion and ¥51.7 billion, respectively, mainly due to operating losses in the consumer products business. There can be no assurance that SEGA will record net income for the year ended March 31, 2002 or future periods. See "Recent Business".

Liquidity and Indebtedness

SEGA will require liquidity for investments related to its change in business model and for payments related to its restructuring plan which has already been accrued for the year ended March 31, 2001. In addition, the Company has four bank loans, other than the short term loans of ¥23 billion it currently expects to repay in June and July 2001, with an aggregate outstanding principal amount of ¥27 billion maturing between September 2001 and March 2002. The Company has proposed that its bank lenders roll-over all of these loans. There can be no assurance that such banks will agree to roll-over all or a sufficient portion of the outstanding principal amount of such loans.

The Company will repay ¥25 billion of outstanding bonds out of the outstanding ¥30 billion in straight bonds the Company had as at March 31, 2001 and the Company also had ¥24.6 billion in convertible bonds as at March 31, 2001. See "Capitalisation".

The Company believes that cash inflow from operations, loans from banks and the proceeds of the Offering will provide the Company with sufficient resources to finance future liquidity needs. However, there can be no assurance that it will not need to secure additional financing and that such financing will be available on commercially acceptable terms or in a timely manner. If, for any reason, adequate liquidity is not available when it is needed, the business and prospects of the Company could be adversely affected.

Market Conditions in Principal Market

SEGA develops and sells products in Japan and overseas. In the year ended March 31, 2001, SEGA's amusement machine and amusement operations sales in Japan accounted for approximately 90 per cent of its total net sales for such segment while its consumer products sales accounted for approximately 50 per cent and 40 per cent of its total net sales for such segment in Japan and the U.S., respectively. Japan has experienced prolonged economic stagnation which has resulted in a

significant decline in consumer demand. There can be no assurance that the economic conditions in Japan will improve or that any such improvement will increase consumer spending. Further, there can be no assurance that the business, financial condition and results of operations of SEGA will not be affected by the continuation of such economic stagnation or decreased consumer spending.

Game Software Industry and Competition

The interactive software business has historically been a volatile and highly dynamic industry affected by changing technology, limited hardware platform life cycles, hit products, competition, component supplies, seasonality (reflected in increased sales during the holiday seasons), consumer spending and other economic trends. Product development schedules, particularly for new hardware platforms, are difficult to predict because they involve creative processes, use of new development tools for new platforms and the learning process, research and experimentation associated with development for new technologies. This may affect the launch, and supply, of new game hardware, which in turn may affect the release, and supply, of game software for such hardware. If the launch of new game hardware is delayed or the demand for such hardware cannot be met by manufacturers, game software publishers, such as the Company, may be adversely affected as they will be unable to release game software for such new hardware and, even if released, the number of potential customers may be limited due to the limited total sales of such hardware. The business is also intensely competitive. A variety of companies offer products that compete or will compete directly with one or more of SEGA's products. These direct competitors vary in size from very small companies to companies with financial, managerial and technical resources comparable to or greater than those of SEGA. SEGA's chief competitor on dedicated game platforms may be the hardware manufacturer/licensor, to which SEGA may have to pay royalties and manufacturing charges as such manufacturer/licensor may develop game software for its own platforms.

Influence of Hardware Platform Manufacturers

A large portion of SEGA's consumer products revenues have been derived from the sale of products designed to be played on SEGA's proprietary video game platforms. In order for SEGA to successfully execute its change in business model, in addition to the software development agreements entered into with Sony Computer Entertainment, Inc. ("Sony Computer Entertainment") and Nintendo Co., Ltd. ("Nintendo"), it will have to enter into licence arrangements with leading or potentially leading hardware platform manufacturers including Sony Computer Entertainment, Microsoft Corporation ("Microsoft") and Nintendo for the right to publish software products for their platforms. There can be no assurance that such licence arrangements will be entered into in a timely fashion or on terms acceptable to SEGA.

Even if such licence arrangements are entered into, there will be significant risks for SEGA due to the resulting interdependent nature of its business with that of the platform manufacturers. Such platform manufacturers may impose some conditions over the approval and manufacturing of SEGA's software products. It is also possible that such platform manufacturers may not have sufficient production capacity to satisfy SEGA's scheduling requirements during any period of sustained demand. The success of SEGA's products will also be significantly affected by market acceptance of the new game hardware systems and the life span of older hardware platforms, and SEGA's ability to accurately predict these factors with respect to each platform. In many cases, SEGA may have expended a large amount of development and marketing resources on products designed for new video game systems that have not yet achieved large installed bases, or will have continued product development for older hardware platforms that may have shorter life cycles than SEGA expected. Conversely, if SEGA does not choose to develop for a platform that achieves significant market acceptance, or discontinues development for a platform that has a longer life cycle than expected, SEGA's revenue growth may be adversely affected.

Similarly, SEGA may have incurred large development costs for software for new platforms which may arrive to the market later than announced. Any extended delay in the launch of any new platform, particularly over a peak sales season, may adversely affect the financial result of SEGA. In addition, the announcement by the major manufacturers of new game platforms can affect the demand for game software for existing platforms, as consumers may choose to wait for the new platforms rather than buy game software for their existing ones.

In recent years, the rapid growth of the Internet has resulted in the development of interactive software games for play over the Internet. In addition, the Internet capability of 128-bit video game consoles may accelerate the popularity of Internet-based games which are accessible through personal computer, mobile telephones, personal digital assistants and other equipment. SEGA is developing Internet-based games and despite some success with a limited number of products, Internet-based games have not sufficiently contributed to the financial position of SEGA. If the Internet becomes a popular avenue for interactive software games, SEGA will need to rapidly develop and release games for the Internet and establish a profitable business model for Internet-based games. As part of its restructuring plan, SEGA is reorganising its network game business. If SEGA is not able to respond in a timely manner to the increasing popularity of Internet-based games, SEGA's business, financial position and results of operations may be adversely affected.

Dependency on Key Personnel

SEGA believes that its success will depend on continued employment by it of senior management and key technical personnel, especially software developers and game creators (the "key personnel"). SEGA's success also depends on the continued involvement of the members of the Board of Directors of the Company. The familiarity of these individuals with the industries in which SEGA does business makes them especially critical to SEGA's success. In addition, SEGA's success is dependent on its ability to attract, train, retain and motivate high quality key personnel. The loss of the services of any of the Company's senior management or SEGA's key personnel may harm its business.

Concentration of Ownership

CSK Corporation beneficially owned approximately 24.1 per cent of the Company's outstanding common stock as of March 31, 2001. As a result, CSK Corporation has substantial influence over the Company on various matters, including the election of directors. There can be no assurance that the interests of the Company will not conflict with the interests of CSK Corporation.

Overseas Operations

SEGA's consumer products are also sold in international markets, primarily in the United States and Western Europe. As a result SEGA is subject to risks that can have a significant impact on its operating results, including: the risk that its products will not be popular with non-Japanese consumers; increased costs to develop foreign language versions of its products; increased credit risks and collection difficulties; fluctuations in foreign currency exchange rates; and international political, regulatory and economic developments.

Possibility of Infringement Claims

As the number of software entertainment products increases and the features and content of these products further overlap, software developers may become subject to infringement claims. Although the Company make reasonable efforts to ensure that its products do not violate the intellectual property rights of others, the Company cannot be certain that claims of infringement will not be made. Any such claims, with or without merit, can be time consuming and expensive to defend. The Company cannot be certain that infringement claims against it will not result in costly litigation or require it to seek to license the intellectual property rights of third parties, which licences may not be available on acceptable terms, if at all.

Legal Proceedings

SEGA is party to routine litigation incidental to its business. SEGA may also face a range of claims, with or without merit, including claims relating to product liability, labour and employee matters, corporate income and other taxes and the content of its software. Any such claims can be time consuming and expensive to defend and may result in publicity which does not cast a favourable light on SEGA. SEGA may also be ordered to pay damages under any such claims.

Similarly, SEGA may be affected by legal proceedings which impacts an industry in which it participates. For example, recently, both the Tokyo High Court and the Osaka High Court ruled that

may allow secondhand software sellers to expand in Japan affecting the markets for new software, and thus, the results of operations of the Company.

Donated Shares

On January 31, 2001, Mr. Isao Okawa, the former Chairman and President of the Company donated 19,865,718 Shares and, with certain exceptions, all his personal assets to the Company and the Company assumed all of his liabilities. Mr. Okawa died on March 16, 2001. The net value of such donations was approximately ¥78 billion as at January 31, 2001. While the Company has title to such Shares and other assets, there can be no assurance that a third party will not claim against such assets.

In addition, a proposed amendment to the Commercial Code of Japan (the "Commercial Code") would restrict the manner in which treasury shares may be disposed. If such amendment became law, the Company would be restricted in its ability to dispose of treasury shares and make liquid such treasury shares.

Potential Volatility of Share Price

Disclosures of SEGA's operating results particularly if below the estimates of securities industry analysts, announcements of various events by SEGA, its competitors or other industry participants and the development and marketing of new titles affecting the game software industry, as well as other factors, may cause the market price of the Shares to change significantly over short periods of time. Past financial performance should not be considered a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

Unaudited Financial Statements

The Company's consolidated and non-consolidated financial statements as at, and for the year ended, March 31, 2001 are unaudited and based on the *Kessan Tanshin* published on May 22, 2001 in Japanese which has been translated into English. There can be no assurance that such unaudited financial statements are comparable in all respects to the Company's audited financial statements.

The following terms and conditions, subject to completion and amendment and save for the paragraph in italics, will be endorsed on the Bonds in definitive form:

This Bond is one of a series of ¥50,000,000,000 Zero Coupon Convertible Bonds due 2004 (the "**Bonds**") of ¥5,000,000 each issued by SEGA CORPORATION (the "**Company**") and constituted by a trust deed (the "**Trust Deed**") dated 18th June, 2001 made between the Company of the one part and The Law Debenture Trust Corporation p.l.c. (the "**Trustee**", which expression shall include its successors as trustee under the Trust Deed) of the other part. The Trustee acts as trustee for the holders for the time being of the Bonds (the "**Bondholders**") in accordance with the provisions of the Trust Deed, copies of which are available for inspection at the registered office for the time being of the Trustee, being at the date of issue hereof at Fifth Floor, 100 Wood Street, London EC2V 7EX and at the specified office(s) of each of the Principal Paying Agent, the other Paying Agents and the Conversion Agents referred to in Conditions 4 and 5 (the "**Principal Paying Agent**", the "**Paying Agents**" and the "**Conversion Agents**", respectively). References herein to the Paying Agents shall, unless the context otherwise requires, include the Principal Paying Agent and any other or further paying agent(s) appointed by the Company from time to time. The Bondholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and are deemed to have notice of those applicable to them of the Paying and Conversion Agency Agreement (as defined in the Trust Deed). The statements in these terms and conditions (the "**Conditions**") include summaries of, and are subject to, the detailed provisions of the Trust Deed. Any terms defined in the Trust Deed shall have the same meanings when used herein except where otherwise indicated.

The principal amount of the Bonds is subject to increase pursuant to the Option granted to Goldman Sachs International on behalf of the Managers, exercisable on or before 14th June, 2001, to issue an additional ¥5,000,000,000 principal amount of the Bonds.

1. Form, Denomination, Title and Status

The Bonds are issued in bearer form in the denomination of ¥5,000,000 each, serially numbered. Title to the Bonds will pass by delivery. The Bonds are direct, unconditional and (subject to the provisions of Condition 2) unsecured obligations of the Company, ranking *pari passu* and rateably without any preference among themselves and, except for the provisions of Condition 2 and with the exception of obligations in respect of national and local taxes and certain other statutory exceptions, equally with all other unsecured obligations (other than subordinated obligations, if any) of the Company from time to time outstanding.

2. Negative Pledge

So long as any of the Bonds remains outstanding (as defined in the Trust Deed), the Company will not create or have outstanding any mortgage, charge, pledge or other security interest upon the whole or any part of its property or assets, present or future, in order to secure, for the benefit of holders thereof, any existing or future international bond issue (as defined below), or to secure for the benefit of holders thereof payment under any guarantee or indemnity or other like obligation in respect thereof, without in any such case at the same time according to the Bonds, either the same security as is created or is outstanding in respect of such international bond issue, or such guarantee or indemnity or other like obligation in respect thereof, or such other security or guarantee as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the Bondholders or as the Bondholders shall approve by an Extraordinary Resolution (as defined in the Trust Deed).

As used in this Condition 2, "**international bond issue**" means any issue of bonds, debentures, notes or other similar securities (with a stated maturity of more than one year from the creation thereof) of the Company or any other person which (i) either are by their terms payable, or confer a right to receive payment, in or by reference to any currency other than yen or, if more than 50 per cent. of the aggregate principal amount thereof is initially offered or distributed outside Japan by or with the authorisation of the Company or, if not the Company, the issuer thereof, are denominated or payable in or by reference to yen and (ii) are for the time being, or are intended to be, quoted, listed, dealt in or traded on any stock exchange or over-the-counter or other similar securities market outside Japan.

In the event that payment of any amount in respect of any Bond is improperly withheld or refused, such unpaid amount will bear interest (both before and after judgment) from the date of default to the earlier of (i) the day on which all sums due in respect of such Bond up to but excluding that day are received by or on behalf of the relevant Bondholder and (ii) the day seven days after the Principal Paying Agent has notified Bondholders of receipt of all sums due in respect of all the Bonds up to but excluding that seventh day (except to the extent that there is a failure in the subsequent payment to the relevant Bondholders under these Conditions) at the rate of interest per annum determined by the Principal Paying Agent as being equal to the offered rate quoted by a leading bank in the Euro-yen market selected by the Principal Paying Agent for deposits in yen for the period of three months, as at 11.00 a.m. (London time) on the date of such default. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each.

4. Payments

4.1 Payments in respect of the Bonds will be made against surrender of the Bonds at any specified office outside Japan of any Paying Agent. Such payments will be made by a yen cheque drawn on, or by transfer to a yen account (in the case of payment to a non-resident of Japan, to a non-resident yen account) maintained by the payee with, a bank in Tokyo, subject in all cases to any fiscal or other laws and regulations applicable thereto, but without prejudice to the provisions of Condition 7.

4.2 The initial Principal Paying Agent and the other Paying Agents and their specified offices are set out at the end of these Conditions. The Company reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of the Principal Paying Agent or any other Paying Agents and to appoint another Principal Paying Agent or other or further Paying Agents, provided that it will at all times maintain (i) a Principal Paying Agent, (ii) Paying Agents having specified offices in London and one other city in Europe which, so long as the Bonds are listed on the Luxembourg Stock Exchange, shall be Luxembourg and (iii) if a European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th to 27th November, 2000 comes into force, a Paying Agent with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to such Directive or any law implementing or complying with, or introduced in order to conform to, such Directive. Notice of any such termination or appointment and of any changes in the specified offices of the Principal Paying Agent or any other Paying Agents will be given to the Bondholders in accordance with Condition 12.

4.3 If the due date for payment of any amount in respect of any Bond is not a business day, then the holder thereof shall not be entitled to payment of the amount due until the next following business day and no further payment will be made as a consequence of the day on which the relevant Bond may be presented for payment under this Condition 4.3 falling after the due date. In this Condition 4.3, "**business day**" means any day on which banks are open for business in the place of the specified office of the Paying Agent at which the Bond is presented for payment and (in the case of payment by transfer to a yen account as referred to above) on which dealings in foreign currency may be carried on both in Tokyo and in such place.

5. Conversion

5.1.1 The right of a Bondholder to convert any Bond hereunder is hereinafter called the "**Conversion Right**". Subject to and upon compliance with the provisions of this Condition 5, any Bond may be converted, at the option of the holder thereof, at any time on and after 2nd July, 2001 and up to the close of business (at the place where the Bond is deposited for conversion) on 11th June, 2004 (but in no event thereafter) or, if such Bond shall have been called for redemption prior to 11th June, 2004, then up to the close of business (at the place as aforesaid) on the date fixed for redemption thereof into fully-paid and non-assessable Shares (as defined below). The number of Shares to be issued on conversion of this Bond shall be determined by dividing the principal amount of this

Conversion Date (as hereinafter defined), but subject to the provisions of Condition 5.1.2.

5.1.2 Subject as provided in Condition 5.5, fractions of a Share will not be issued on conversion and no adjustment or cash payment will be made in respect thereof. However, if more than one Bond shall be deposited for conversion at any one time by the same Bondholder, the number of Shares which shall be issued upon conversion thereof shall be calculated on the basis of the aggregate principal amount of the Bonds so deposited.

5.1.3 The price at which Shares shall be issued upon conversion (the "**Conversion Price**") shall initially be ¥2,398 per Share, subject to adjustment in the manner provided in Condition 5.3 and Clause 7.8 of the Trust Deed.

5.1.4 Notwithstanding the provision of Condition 5.1.1, if the Company shall default in making payment in full in respect of any Bond which shall have been redeemed pursuant to Condition 6.2 or 6.3 prior to 11th June, 2004 on the date fixed for redemption thereof, the Conversion Right attaching to such Bond shall continue to be exercisable up to and including the close of business (at the place where the Bond is deposited for conversion) on the date upon which the full amount of the moneys payable in respect of such Bond has been duly received by the Trustee or the Principal Paying Agent and notice of such receipt has been duly given to the Bondholders in accordance with Condition 12 or, if earlier, 11th June, 2004.

5.1.5 Notwithstanding anything herein to the contrary, if and so long as the Company is prohibited under any applicable law, rule, regulation, judgment or order or decree of, or as interpreted by, any governmental or regulatory body, instrumentality or court for the time being in effect, from delivering a certificate or certificates for Shares which but for such law would have been deliverable upon conversion of Bonds or upon retroactive adjustment of the Conversion Price as provided in Condition 5.2.2, then the Company shall pay or cause to be paid in yen to or to the order of the converting Bondholder a cash amount equal to the Market Value (as defined in Clause 7.7 of the Trust Deed) of the Shares in respect of which a certificate or certificates cannot be delivered, all as more particularly described in Clause 7.7 of the Trust Deed.

5.1.6 As used in these Conditions the expression "**Shares**" has the meaning ascribed thereto in the Trust Deed. The Company has covenanted in the Trust Deed to keep available free from pre-emptive or other rights for the purpose of effecting the conversion of the Bonds such number of its authorised but unissued Shares as would be required to be issued upon conversion of all the Bonds outstanding from time to time and will ensure that all Shares delivered upon conversion of Bonds will be duly and validly issued and fully-paid and non-assessable. The Company has covenanted in the Trust Deed to use its best endeavours to obtain and maintain the listing for the Shares on the Tokyo Stock Exchange or, if it is unable to do so having used such best endeavours, use its best endeavours to obtain and maintain a listing of the Shares in Japan on such other stock exchange or stock exchanges as the Company with the prior written approval of the Trustee may from time to time reasonably determine and give notice of the identity of such stock exchange or exchanges to the Bondholders in accordance with Condition 12. If any such listing for the Shares cannot be maintained, the Company shall give notice of the same to the Bondholders in accordance with Condition 12.

5.2.1 To exercise the Conversion Right attached to any Bond, the holder thereof shall complete, sign and deposit at the specified office of a Conversion Agent at his own expense during normal business hours of the Conversion Agent with which the Bond is to be deposited for conversion a notice of conversion (the "**Conversion Notice**"), in the form obtainable from any Conversion Agent, together with the relevant Bond.

The initial Conversion Agent, the initial Custodian (as defined in the Trust Deed) and their respective specified offices are set out at the end of these Conditions. The Company reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of the Custodian or any Conversion Agent and to appoint

another Custodian and further or other Conversion Agents, provided that there shall always be a Custodian, being a non-resident of Japan and having a specified office outside Japan, and that the Company will at all times maintain Conversion Agents having specified offices in London and one other city in Europe which, so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of such exchange shall so require, shall be Luxembourg. Notice of any such termination or appointment and of any changes in the specified offices of the Custodian or the Conversion Agents will be given to the Bondholders in accordance with Condition 12. The Custodian has initially appointed The Sumitomo Trust and Banking Company, Limited as the Custodian's Agent (as defined in the Trust Deed) at its specified office set out at the end of these Conditions and may, with the prior written approval of the Trustee, alter such appointment at any time. The Company shall give notice to the Bondholders in accordance with Condition 12 of any change in the Custodian's Agent and/or its specified office.

As a condition precedent to conversion, the Bondholder must pay to such Conversion Agent (or make arrangements satisfactory to the Conversion Agent for the payment of) all stamp, issue, registration or other similar taxes and duties (if any) arising on conversion in the country in which the Bond is deposited for conversion or payable in any jurisdiction consequent upon the issue or delivery of Shares to or to the order of a person other than the converting Bondholder. Except as aforesaid, the Company will pay the expenses arising on the issue of Shares on conversion of the Bonds and all charges of the Conversion Agents in connection therewith.

The date on which any Bond and the Conversion Notice relating thereto are deposited with a Conversion Agent, or on which all conditions precedent to the conversion thereof are fulfilled, whichever shall be later, is hereinafter referred to as the "**Deposit Date**" applicable to such Bond. The request for conversion shall be deemed to have been made, and accordingly the conversion will become effective, at 23.59 hours (London time) on the Deposit Date applicable to the relevant Bond (and the next calendar day, being the calendar day in Japan on which such time in London falls, is herein referred to as the "**Conversion Date**" applicable to such Bond). A Conversion Notice once deposited shall not be withdrawn without the consent in writing of the Company.

5.2.2 The Company shall procure that the relevant Conversion Agent shall, with effect as at the Conversion Date, endorse the Conversion Notice on behalf of the Custodian. With effect from the Conversion Date, the Company shall deem the Custodian to have become the holder of record of the number of Shares to be issued upon such conversion (disregarding any fraction of a Share resulting from such conversion, except as provided in Condition 5.5, and also disregarding any retroactive adjustment of the Conversion Price pursuant to Clause 7.8 of the Trust Deed prior to the time such retroactive adjustment shall have become effective). Thereafter, the Company shall, subject to any applicable limitations then imposed by Japanese law, as soon as practicable issue and deliver to the Custodian's Agent a certificate or certificates for the relevant Shares registered in the name of the Custodian together with any other securities, property or cash (including cash payable pursuant to Condition 5.1.5) required to be delivered upon conversion and the Custodian's Agent shall, according to the request made in the relevant Conversion Notice, either:

(i) as soon as practicable, and in any event within 14 days after the Conversion Date (unless the Company fails to make delivery thereof to the Custodian's Agent as aforesaid), deliver to the order of the person named for that purpose in the relevant Conversion Notice at the specified office in Japan for the time being of the Custodian's Agent, such certificate or certificates for the relevant Shares, together with any such other securities, property or cash required to be delivered on conversion and such assignments and other documents (if any) as may be required by law to effect the transfer thereof; or

(ii) as soon as practicable, and in any event within 21 days after the Conversion Date (unless the Company fails to make delivery thereof to the Custodian's Agent as aforesaid), despatch to the order of the person named for that purpose, and at the

Custodian's Agent) and in the manner specified in the relevant Conversion Notice (the expense and risk of despatch at any such place being that of the converting Bondholder), such certificate or certificates for the relevant Shares, together with any such other securities, property or cash required to be delivered on conversion and despatch to the order of the person named for that purpose, and at the place in Japan and in the manner specified in the relevant Conversion Notice, such assignments and other documents (if any) as may be required by law to effect the transfer thereof.

If the Conversion Date in relation to any Bond shall be on or after a date with effect from which an adjustment to the Conversion Price takes retroactive effect pursuant to any of the provisions of Clause 7.8 of the Trust Deed and the relevant Conversion Date falls on a date when the relevant adjustment has not yet been reflected in the then current Conversion Price, the Company shall procure that the provisions of this Condition 5.2.2 shall be applied, *mutatis mutandis*, to such number of Shares as is equal to the excess of the number of Shares which would have been required to be issued on conversion of such Bond if the relevant retroactive adjustment had been given effect as at the said Conversion Date over the number of Shares previously issued pursuant to such conversion, and in such event and in respect of such excess number of Shares references in (i) and (ii) of this Condition 5.2.2 to the Conversion Date shall be deemed to refer to the date upon which such retroactive adjustment is first reflected in the Conversion Price.

5.2.3 Any annual dividend or interim dividend (being a cash distribution pursuant to Article 293-5 of the Commercial Code) on the Shares issued upon conversion of a Bond or Bonds with respect to the Dividend Accrual Period (as defined below) during which the relevant Conversion Date falls shall be paid with respect to the full Dividend Accrual Period as if the conversion had taken effect at the beginning of such Dividend Accrual Period. The Shares issued upon conversion of the Bonds will in all other respects rank *pari passu* with the Shares in issue on the relevant Conversion Date (except for any right the record date for which precedes such Conversion Date and any other right excluded by mandatory provisions of applicable law).

A "**Dividend Accrual Period**" means the six-month periods, ending on 30th September, or 31st March, in each year, provided that, if the Company shall change its fiscal year so as to end on a date other than 31st March, such period shall be deemed to be amended *mutatis mutandis*.

5.3 The Conversion Price will be subject to adjustment in certain events set out in Clause 7.8 of the Trust Deed including:

(i) the making of any Stock Split (as defined below);

(ii) the consolidation or reclassification of Shares;

(iii) the granting, issue or offer to the holders of Shares of rights or warrants entitling them to subscribe for or purchase Shares, or any securities convertible into or exchangeable for Shares, at a consideration per Share (as defined in the Trust Deed) receivable by the Company less than the current price per Share (as so defined);

(iv) the distribution to the holders of Shares of evidences of indebtedness, shares or capital stock of the Company (other than Shares) or assets (excluding annual or interim dividends but including the payment or making of any Extraordinary Dividend (as defined below)) or rights or warrants to subscribe for or purchase shares or securities (other than those rights and warrants mentioned in Condition 5.3(iii) above);

In this paragraph:

(a) "**Extraordinary Dividend**" means, in relation to an Annual Fiscal Period, the amount by which the Percentage Dividend Yield resulting from any dividend declared by the Company on the Shares exceeds the sum of 5

per cent. plus the average of the Percentage Dividend Yields resulting from such dividends declared in respect of the three Annual Fiscal Periods immediately preceding that period;

(b) "**Annual Fiscal Period**" means a period commencing on 1st April and ending on the succeeding 31st March provided that, if the Company shall change its fiscal year so as to end on a date other than 31st March, Annual Fiscal Period shall be deemed to be amended *mutatis mutandis*;

(c) "**Percentage Dividend Yield**" means the percentage figure derived from the following formula:

$$\frac{D}{P} \times 100 \text{ per cent.}$$

where:

D equals the dividend distributed by the Company on each Share (but for the purpose of calculating the average of the Percentage Dividend Yields in the definition of Extraordinary Dividend in (a) above, D shall exclude any amount representing an Extraordinary Dividend); and

P equals the last reported sales price (regular way) of the Shares on the Tokyo Stock Exchange for the applicable Annual Fiscal Period;

(v) the issue of securities convertible into or exchangeable for Shares (other than the Bonds or in any of the circumstances mentioned in Condition 5.3(iii) above), or of rights or warrants to subscribe for or purchase Shares or securities convertible into or exchangeable for Shares (other than any of the circumstances mentioned in Conditions 5.3(iii) and 5.3(iv)) at a consideration per Share less than the current market price per Share;

(vi) the issue of Shares (other than Shares issued on conversion or exchange of any convertible or exchangeable securities, including the Bonds, issued by the Company or on the exercise of any rights or warrants granted, offered or issued by the Company or in any of the circumstances described in Conditions 5.3(i) and 5.3(ii) above and other than Shares issued to shareholders of any company which merges into the Company, upon such merger, in proportion to their shareholding in such company immediately prior to such merger) at a consideration per Share less than the current market price per Share; and

(vii) the distribution to the holders of Shares of shares of a company and any cash or other assets, following the split of the Company's business (*shinsetsu bunkatsu* or *kyushu bunkatsu*),

provided, however, that the Conversion Price will not be reduced as a result of any such adjustment, and the Company covenants in the Trust Deed not to take any action which would otherwise reduce the Conversion Price to such an extent that, under applicable law then in effect, Bonds may not be converted at such reduced Conversion Price into legally issued, fully-paid and non-assessable Shares. No adjustment will be made where such adjustment would be less than one yen. Any adjustment not so made will be carried forward and taken into account in any subsequent adjustment. Any adjustment will be notified to the Bondholders in accordance with Condition 12.

As used herein, the expression "**Stock Split**" means any kind of stock split in relation to the Shares, including a free share distribution, a stock dividend or a sub-division of Shares.

5.4 In the case of any consolidation or amalgamation of the Company with, or merger of the Company into, any other corporation (other than a consolidation, amalgamation or merger in which the Company is the continuing corporation), or in the case of any sale or transfer of all or substantially all of the assets of the Company, the Company shall forthwith inform the Trustee of such event and if, having regard to the requirements of Japanese or other applicable law regarding the effecting or evidencing of the consolidation, amalgamation, merger, sale or transfer, the Trustee deems it necessary,

or the corporation into which the Company shall having merged or the corporation which shall have acquired such assets, as the case may be, to execute a trust deed supplemental to the Trust Deed providing that the holder of each Bond then outstanding shall have the right (during the period such Bond shall be convertible) to convert such Bond into the class and amount of shares and other securities and property receivable upon such consolidation, amalgamation, merger, sale or transfer by a holder of the number of Shares into which such Bond could be converted immediately prior to such consolidation, amalgamation, merger, sale or transfer. Such supplemental trust deed shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in Condition 5.3 and Clause 7.8 of the Trust Deed. The above provisions of this Condition 5.4 shall apply in the same way to any subsequent consolidations, amalgamations, mergers, sales or transfers.

In the event that the Company resolves at its general meeting of Shareholders to become a wholly-owned subsidiary of another company by exchanging or transferring all its outstanding Shares to another company pursuant to Article 352 *et seq.* or Article 364 *et seq.* of the Commercial Code (*kabushiki kokan* or *kabushiki iten*), the Company shall immediately give notice to the Bondholders in accordance with Condition 12 of such resolution. In such event, if the Trustee receives a legal opinion from a reputable Japanese law firm that it is legally possible under the then applicable Japanese law, the Company shall use its best endeavours to structure the transaction in a manner which ensures that the holder of each Bond then outstanding shall have the right (during the period such Bond shall be convertible) to receive, the class and amount of shares, other securities and property receivable upon such *kabushiki kokan* or *kabushiki iten*, as the case may be, by a holder of the number of Shares into which such Bond would have been converted immediately prior to such *kabushiki kokan* or *kabushiki iten*, as the case may be. The above provisions of this Condition 5.4 shall apply in the same way to any subsequent *kabushiki kokan* or *kabushiki iten*.

5.5 If the Shares in issue are combined or consolidated at any time on or after 18th June, 2001 into a smaller number of Shares by operation of law or otherwise, then the Company and the Trustee shall endeavour to agree as to whether a certificate or certificates representing fractions of a Share shall be issued by the Company and/or a cash adjustment shall be made and (i) if agreed, the Company shall, in accordance with the agreement with the Trustee, issue such certificate or certificates for such fractions of a Share to the extent permitted by applicable law with or without a cash adjustment or make a cash adjustment therefor and (ii) in the event of failure of such agreement, the Trustee shall in its discretion determine, having regard to the practices then prevailing in Japan and in accordance with the applicable provisions of Japanese law, whether or not such certificate or certificates for such fractions of a Share and/or such cash adjustment shall be issued and/or made by the Company to the converting Bondholder, and such determination shall in the absence of manifest error be final and binding upon the Company, whereupon the Company shall issue such certificate or certificates and/or make such cash adjustment as determined by the Trustee. Notice of such agreement between the Company and the Trustee or determination made by the Trustee shall promptly be given by the Company to the Bondholders in accordance with Condition 12.

6. Redemption and Purchase

6.1 Unless previously redeemed, converted or purchased and cancelled as herein provided, the Company will redeem the Bonds at their principal amount on 18th June, 2004.

6.2 On and after 18th June, 2002 and prior to maturity, the Company may, having given not less then 30 nor more than 60 days' notice to the Bondholders in accordance with Condition 12 (which notice shall be irrevocable), redeem all, or from time to time some only (being ¥5,000,000 in principal amount or an integral multiple thereof), of the Bonds then outstanding at their principal amount, provided, however, that no such redemption may be made unless the closing price of the Shares for each of the 20 consecutive trading days (as defined below), the last of which occurs not more than 30 days prior to

cent. of the Conversion Price in effect on each such trading day.

As used herein, the expression "**trading day**" means a day when the Tokyo Stock Exchange is open for business, but does not include a day when (i) no such last sales price is reported and (ii) (if the Shares are not listed or admitted to trading on such exchange) no such closing bid and offered prices are furnished as aforesaid.

Upon the expiration of any such notice, the Company shall be bound to redeem the Bonds to which such notice relates at their principal amount on the date fixed for such redemption.

6.3 If the Company satisfies the Trustee, immediately prior to giving the notice to Bondholders hereinafter referred to, that, as a result of any change in or amendment to the laws of Japan, which becomes effective on or after 1st June, 2001, or in or to the official or judicial interpretation or application of such laws, the Company would be required on the occasion of the payment of principal in respect of the Bonds to pay any additional amounts in accordance with Condition 7, the Company may, having given not less than 30 nor more than 60 days' notice to Bondholders in accordance with Condition 12 (which notice shall be irrevocable) redeem all, but not some only, of the Bonds then outstanding at their principal amount. Upon the expiration of such notice, the Company shall be bound to redeem the Bonds at their principal amount on the date fixed for such redemption.

6.4 If the legal opinion contemplated in Condition 5.4 is not obtained, or if, despite the Company using its best endeavours, the transaction cannot be structured in the manner so contemplated by Condition 5.4, the Company may, having given not less than 30 nor more than 60 days' notice to Bondholders in accordance with Condition 12 (which notice shall be irrevocable) and prior to the effective date of such *kabushiki kokan* or *kabushiki iten,* as the case may be, redeem all, but not some only, of the Bonds then outstanding at the following redemption prices:

Period during which the redemption date falls	Redemption price (per cent.)
From 19th June, 2001 to 17th June, 2002	102
From 18th June, 2002 to 17th June, 2003	101
From 18th June, 2003 to 17th June, 2004	100

Upon the expiration of such notice, the Company shall be bound to redeem the Bonds at the applicable redemption price.

6.5 The Company and/or any of its Subsidiaries (as defined in the Trust Deed) may at any time purchase Bonds in the open market or otherwise. Such Bonds may, at the option of the Company or the relevant Subsidiary, be held, resold or cancelled. The Bonds so purchased, while held by or on behalf of the Company or any of its Subsidiaries, shall not entitle the holder to vote at any meeting of Bondholders and shall be deemed not to be outstanding for the purpose of calculating the quorum at a meeting of Bondholders or for the purposes of Conditions 9, 10 and 13.

6.6 All Bonds which are redeemed or converted will forthwith be cancelled. All Bonds so cancelled and the Bonds purchased and cancelled pursuant to Condition 6.5 shall be forwarded to the Principal Paying Agent and may not be reissued or resold.

6.7 All notices to Bondholders given by or on behalf of the Company pursuant to this Condition 6 will specify the Conversion Price as at the date of the relevant notice, the closing price of the Shares (as defined above) as at the latest practicable date prior to the publication of the notice, the applicable redemption price of the Bonds, the last day on which the Conversion Right may be exercised and the aggregate principal amount of the Bonds outstanding as at the latest practicable date prior to the publication of the relevant notice. In the case of a partial redemption the notice shall also contain (i) the certificate numbers of the Bonds to be redeemed, which shall have been drawn in such place as the Trustee may approve and in such manner as it deems appropriate in such

account of prevailing market practices, subject to compliance with any applicable laws and stock exchange requirements, (ii) the certificate numbers of any Bonds drawn at prior drawings and not presented for payment and (iii) the aggregate principal amount of the Bonds which will be outstanding after the partial redemption.

6.8 References in these Conditions or in the Trust Deed to principal in respect of any Bond shall, where the context so requires, be deemed to include a reference to premium (if any) payable thereon pursuant to Condition 6.

7. Taxation

All payments by the Company in respect of the Bonds will be made without withholding of, or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Japan, or any authority therein or thereof having power to tax unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. If such withholding or deduction is so required, the Company will pay such additional amounts as may be necessary in order that the net amounts received by the Bondholders after such withholding or deduction shall equal the amounts which would have been receivable in respect of the Bonds in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Bond presented for payment:

(i) by or on behalf of a holder (a) who is for Japanese tax purposes treated as a resident of Japan or a Japanese corporation, or (b) who is otherwise subject to such taxes, duties, assessments or governmental charges by reason of his being connected with Japan otherwise than by reason only of the holding of any Bond or the receipt of payment in respect of any Bond; or

(ii) more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to such additional amounts on presenting the same for payment as at the expiry of such 30-day period; or

(iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th to 27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv) by or on behalf of a Bondholder who would have been able to avoid such withholding or deduction by presenting the relevant Bond to another Paying Agent in an European Union member state.

As used herein, the "**Relevant Date**" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Principal Paying Agent or the Trustee on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect shall have been duly published in accordance with Condition 12.

Any reference in these Conditions to principal or premium (if any) shall be deemed also to refer to any additional amounts which may be payable under this Condition 7 or any undertakings or covenants given in addition thereto or in substitution therefor pursuant to the Trust Deed.

8. Prescription

Each Bond will become void unless presented for payment within the period of ten years from the Relevant Date for the payment thereof.

9. Events of Default

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution shall (subject in each case to being indemnified to its satisfaction), give notice in writing to the Company that the Bonds are due and repayable, after the occurrence of any of the following events:

(i) the Company defaults for more than seven days in the payment of the principal of the Bonds when and as the same ought to be paid in accordance with these Conditions; or

(ii) the Company defaults in the performance or observance of any covenant, condition or provision contained in the Trust Deed or in the Bonds and on its part to be performed or observed (other than the covenant to pay the principal of any of the Bonds), and (except where the Company receives certification from the Trustee that such default is not capable of remedy, in which case no such notice (as is mentioned below) shall be required) such default continues for the period of 30 days next following the service by the Trustee on the Company of notice requiring the same to be remedied; or

(iii) the obligation to repay any indebtedness for money borrowed by the Company or any Principal Subsidiary (as defined below) and having an aggregate outstanding principal amount of at least U.S.$3,000,000 (or its equivalent in any other currency or currencies) is accelerated prior to its stated maturity (otherwise than pursuant to a provision permitting prepayment at the option of the Company or the relevant Principal Subsidiary) or steps are taken to enforce the security therefor, or any such indebtedness having an aggregate outstanding principal amount of at least U.S.$3,000,000 (or its equivalent in any other currency or currencies) is not paid at its stated maturity (or by the expiry of any applicable grace period as originally provided), or any such indebtedness due on demand having an aggregate outstanding principal amount of at least U.S.$3,000,000 (or its equivalent in any other currency or currencies) is not paid on demand (or at the expiration of any applicable grace period therefor); or

(iv) the Company or any Principal Subsidiary defaults in making any payment due under any guarantee and/or any indemnity given by any of them in respect of any obligation or indebtedness for money borrowed having an aggregate outstanding principal amount of at least U.S.$3,000,000 (or its equivalent in any other currency or currencies); or

(v) a final decree or order is made or issued by a court of competent jurisdiction adjudging the Company or any Principal Subsidiary bankrupt or insolvent, or approving a petition seeking with respect to the Company or any Principal Subsidiary a decree of commencement of reorganisation procedures or adjustment under the Bankruptcy Law, the Company Reorganisation Law, the Civil Rehabilitation Law, the Commercial Code or any other similar applicable law of Japan or any other jurisdiction or a final decree or order is made or issued by a court of competent jurisdiction for the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of the Company or any Principal Subsidiary or of all or any material part of the property of any of them, or for the winding-up, dissolution or liquidation of the Company or any Principal Subsidiary except (a) a winding-up, dissolution or liquidation for the purposes of or pursuant to a merger, consolidation, amalgamation or reconstruction whereby (in the case of the Company) the continuing corporation or the corporation formed as a result of the merger, consolidation, amalgamation or reconstruction effectively assumes all of the obligations of the Company under the Trust Deed and the Bonds or (in the case of a Principal Subsidiary) the undertaking, business and assets of such Principal Subsidiary are transferred to or otherwise vested in the Company or any other Subsidiary or the terms of the merger, consolidation, amalgamation or reconstruction have been previously approved in writing by the Trustee or (b) a voluntary winding-up, dissolution or liquidation of a Principal Subsidiary where there are surplus assets in such Principal Subsidiary attributable to the Company and/or any other Subsidiary and such surplus assets are distributed to the Company and/or such Subsidiary; or

(vi) a resolution is passed for the winding-up, dissolution or liquidation of the Company or any Principal Subsidiary (otherwise than in any of the circumstances referred to in the exceptions in Condition 9(v)) or the Company or any Principal Subsidiary institutes proceedings seeking adjudication of bankruptcy or seeking with respect to itself a decree of commencement of civil rehabilitation, commencement of reorganisation procedures or adjustment under the Bankruptcy Law, the Company Reorganisation Law, the Civil Rehabilitation Law, the Commercial Code or any other similar applicable law of Japan or any other jurisdiction, or consents to the institution of any such proceedings, or consents to, or acquiesces in, the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of it or of all or any material part of its property, or makes a general assignment for the benefit of its creditors; or

(vii) (a) the Company or any Principal Subsidiary stops payment (within the meaning of the Bankruptcy Law or any other applicable similar law) or (b) the Company ceases, or through an

than in any of the circumstances referred to in the exceptions in Condition 9(v)) or (c) the Company or any Principal Subsidiary is unable (in the opinion of the Trustee) to pay its debts as they fall due; or

(viii) any encumbrancer takes possession of the whole or (in the opinion of the Trustee) any material part of the assets or undertakings of the Company or any Principal Subsidiary or a distress, execution or other similar process is levied or enforced upon or sued out against the whole or any part, which is (in the opinion of the Trustee) material, of the property of the Company or any Principal Subsidiary and is not removed, discharged or paid out within 60 days or such longer period as the Trustee may consider appropriate in relation to the jurisdiction concerned;

and in the case of any of the events described in Conditions 9(ii), 9(iii), 9(iv) and 9(viii) and in the case of any Principal Subsidiary, in addition, Conditions 9(v), 9(vi) and 9(vii), the Trustee shall have certified in writing to the Company that the event is, in its opinion, materially prejudicial to the interests of the Bondholders.

For the purposes of Conditions 9(iii) and 9(iv), any indebtedness which is in a currency other than U.S. dollars shall be translated into U.S. dollars at the spot rate for the sale of U.S. dollars against the purchase of the relevant currency quoted by any leading bank selected by the Trustee on any day when the Trustee requests such a quotation for the purposes aforesaid.

Upon any such notice being given to the Company, the Bonds shall immediately become due and repayable at their principal amount.

"**Principal Subsidiary**" means any Consolidated Subsidiary (as defined in the Trust Deed) of the Company (i) whose net sales, as shown by the latest audited non-consolidated financial statements (or where the Consolidated Subsidiary itself prepares consolidated financial statements, whose consolidated net sales as shown by the audited consolidated financial statements) of such Consolidated Subsidiary used for the purposes of preparing the latest audited Consolidated Financial Statements (as defined in the Trust Deed) being made up, are at least five per cent. of the total net sales of the Company and its Consolidated Subsidiaries as shown by such Consolidated Financial Statements or (ii) whose total assets as shown by the audited non-consolidated financial statements (or, where the Consolidated Subsidiary itself prepares consolidated financial statements, whose consolidated total assets as shown by the audited consolidated financial statements) of such Consolidated Subsidiary used for the purposes of preparing the latest audited Consolidated Financial Statements being made up are at least five per cent. of the total assets of the Company and its Consolidated Subsidiaries as shown by such audited Consolidated Financial Statements. A report by the Auditors (as defined in the Trust Deed) that in their opinion a Consolidated Subsidiary is or is not or was or was not at a specified date a Principal Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

10. Enforcement

At any time after the Bonds shall have become due and repayable, the Trustee may, at its discretion and without further notice, take such proceedings against the Company as it may think fit to enforce repayment of the Bonds together with accrued default interest, if any, pursuant to Condition 3 and to enforce the provisions of the Trust Deed, but it shall not be bound to take any such proceedings unless (i) it shall have been so directed by an Extraordinary Resolution of the Bondholders or so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding and (ii) it shall have been indemnified to its satisfaction. No Bondholder shall be entitled to proceed directly against the Company unless the Trustee, having become bound so to proceed, fails to do so within a reasonable period of time and such failure shall be continuing.

11. Replacement of Bonds

Should any Bond be lost, stolen, destroyed, mutilated or defaced, it may be replaced at the specified office of the Replacement Agent as may from time to time be appointed by the Company with the prior written approval of the Trustee, upon payment by the claimant of the expenses incurred in connection therewith and on such terms as to evidence and indemnity (which shall require, inter alia, that, if the

allegedly lost, stolen or destroyed Bond is subsequently deposited for conversion into Shares, or if such Bond is subsequently presented for redemption or is subsequently purchased by the Company or any Subsidiary, there shall be paid to the Company on demand the principal amount of such Bond) as the Company may reasonably require. Mutilated or defaced Bonds must be surrendered before replacements will be issued.

12. Notices

All notices to the Bondholders will be valid if published in the *Financial Times* and, as long as the Bonds are listed on the Luxembourg Stock Exchange, the *Luxemburger Wort*. If publication in either of such newspapers is not practicable, notices will be given in such other newspaper or newspapers as the Company, with the prior written approval of the Trustee, shall determine. Such notices shall be deemed to have been given on the date of their publication or, if published more than once or on different dates, on the first date on which publication shall have been made in the newspaper or newspapers in which publication is required.

13. Meetings of Bondholders; Modification and Waiver

The Trust Deed contains provisions for convening meetings of the Bondholders to consider any matter affecting their interests, including modification by an Extraordinary Resolution of any provision of these Conditions or of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution shall be two or more persons holding or representing over 50 per cent. in principal amount of the Bonds from the time being outstanding, or at any adjourned meeting two or more persons being or representing Bondholders (whatever the principal amount of Bonds held or represented), except that at any meeting the business of which includes the modification of certain provisions of the Bonds or of the Trust Deed (including modifying the date of maturity of the Bonds, reducing or cancelling the amount of principal payable in respect of the Bonds or altering the currency of payment of the Bonds or abrogating or modifying any Conversion Rights), the necessary quorum for passing an Extraordinary Resolution shall be two or more persons holding or representing not less than 75 per cent., or at any adjourned such meeting over 50 per cent., in principal amount of the Bonds for the time being outstanding. An Extraordinary Resolution duly passed at any such meeting shall be binding on all the Bondholders, whether present or not.

The Trustee may, without the consent of the Bondholders, agree to any modification (except as aforesaid) of the Trust Deed or the Bonds (including these Conditions) or to any waiver or authorisation of any breach or proposed breach by the Company of the provisions of the Trust Deed or the Bonds which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Bondholders or to any modification of the Trust Deed or the Bonds (including these Conditions) which is of a formal, minor, or technical nature made to correct a manifest error or in order to comply with mandatory provisions of Japanese law. Any such modification, waiver or authorisation shall be binding on the Bondholders and any such modification shall (unless the Trustee agrees otherwise) be notified to the Bondholders in accordance with Condition 12 as soon as practicable thereafter.

In connection with the exercise by it of any of its trusts, powers, authorities and descriptions (including, without limitation, any modification, waiver or authorisation), the Trustee shall have regard to the general interests of the Bondholders as a class and shall not have regard to any interests arising from circumstances particular to individual Bondholders (whatever their number) and in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Bondholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim, from the Company, the Trustee or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Bondholders except to the extent already provided for in Condition 7 and/or any undertaking given in addition thereto or in substitution therefor under the Trust Deed.

14. Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking steps to enforce the provisions of the Trust Deed or of the Bonds. The Trustee is entitled to enter into business transactions with the Company or

therefrom.

15. Contracts (Rights of Third Parties) Act 1999

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Bonds, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

16. Governing Law and Submission to Jurisdiction

The Trust Deed and the Bonds are governed by, and shall be construed in accordance with, English law. The Company has in the Trust Deed submitted to the jurisdiction of the English courts for all purposes in connection with the Trust Deed and the Bonds and in relation thereto the Company has appointed SEGA Europe Ltd., presently of 266-270 Gunnersbury Avenue, London W4 5QB, as its agent in England for receipt of process on its behalf.

Each of the Temporary Global Bond and the Permanent Global Bond contains provisions which apply to the Bonds while they are in global form, some of which modify the effect of the Conditions of the Bonds set out in this document. The following is a summary of certain of those provisions:

1 Exchange

The Temporary Global Bond is exchangeable in whole or part for interests in the Permanent Global Bond on or after a date which is expected to be July 30, 2001 against certification of non-U.S. beneficial ownership in the form set out in the Temporary Global Bond. The Permanent Global Bond is exchangeable in whole but not in part (free of charge to the holder) for the definitive Bonds described below (i) on an Event of Default (as described in Condition 9 of the Conditions of the Bonds), (ii) if the Permanent Global Bond is held on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so or (iii) at any time at the option of the Company. Thereupon (in the case of (ii) above) the holder may give notice to the Trustee, and (in the case of (iii) above) the Company may give notice to the Trustee and the Bondholders, of its intention to exchange the Permanent Global Bond for definitive Bonds on or after the exchange date specified in the notice.

On or after any Exchange Date (as defined below), the holder of the Permanent Global Bond may surrender the Permanent Global Bond to or to the order of the Principal Paying Agent. In exchange for the Permanent Global Bond, the Company will deliver, or procure the delivery of, an equal aggregate principal amount of duly executed and authenticated definitive Bonds, security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form set out in the First Schedule to the Trust Deed. On exchange of the Permanent Global Bond, the Company will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant definitive Bonds.

"Exchange Date" means a day falling not less than 60 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Principal Paying Agent is located and, except in the case of exchange pursuant to (ii) above, in the cities in which the relevant clearing system is located.

2 Payments

No payments will be made on the Temporary Global Bond unless exchange for an interest in the Permanent Global Bond is withheld or refused. Payments of principal in respect of Bonds represented by the Permanent Global Bond will be made against presentation for endorsement and, if no further payment falls to be made in respect of the Bonds, surrender of the Permanent Global Bond to or to the order of the Principal Paying Agent or such other Paying Agent as shall have been notified to the Bondholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule of the Permanent Global Bond, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Bonds.

3 Conversion and Exchange

At any time when the relevant Bond(s) is/are represented by the Temporary Global Bond or Permanent Global Bond, the converting Bondholder must deposit the Conversion Notice with any Conversion Agent together with an authority to Euroclear to debit, or to procure Clearstream, Luxembourg to debit, the Bondholder's account *pro tanto*. With effect from the relevant Conversion Date, Euroclear or Clearstream, Luxembourg, as the case may be, shall debit the Bondholder's account with the number of the converted Bond(s) and the number of Bonds represented by the Temporary Global Bond or Permanent Global Bond shall be reduced accordingly.

4 Notices

So long as the Bonds are represented by the Permanent Global Bond and the Permanent Global Bond is held on behalf of a clearing system, notices to Bondholders may be given by delivery of the relevant notice to the relevant clearing system for communication by it to entitled accountholders in

as the Bonds are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices will be published in a leading newspaper having general circulation in Luxembourg which is expected to be the *Luxemburger Wort*).

5 Prescription

Claims against the Company in respect of the Bonds while the Bonds are represented by the Permanent Global Bond will become void unless they are presented for payment within a period of ten years from the Relevant Date (as defined in Condition 7 of the Bonds).

6 Meetings

The holder of the Permanent Global Bond will be treated as being two persons for the purposes of any quorum requirements of a meeting of Bondholders and, at any such meeting, as having one vote in respect of each Bond for which the Permanent Global Bond may be exchanged.

7 Purchase and Cancellation

Cancellation of any Bond required by the Conditions of the Bonds to be cancelled will be effected by reduction in principal amount of the Permanent Global Bond.

8 Trustee's Powers

In considering the interests of Bondholders while the Permanent Global Bond is held on behalf of a clearing system the Trustee may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to the Permanent Global Bond and may consider such interests as if such accountholders were the holder of the Permanent Global Bond.

9 Call Option

The option of the Company provided for in Conditions 6.2 or 6.3 of the Bonds shall be exercised by the Company giving notice to the Bondholders within the time limits set out therein and containing the information required by the Company.

The net proceeds from the issue of the Bonds, which are estimated to be approximately ¥48.6 billion (assuming the Option is not exercised), will be applied to redeem ¥10.0 billion of 2.00 per cent unsecured notes due 2001, ¥10.0 billion of 2.15 per cent unsecured notes due 2001 and ¥5.0 billion of 2.27 per cent unsecured notes due 2002 of the Company. The Company also has made and intends to make investments for development of game software for game platforms of other manufacturers and payments incurred in connection with the restructuring plan with the balance being applied toward working capital purposes.

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements of the Company and the notes thereto appearing elsewhere in this Offering Circular.

The Company's annual consolidated and non-consolidated financial statements as at, and for years ended, March 31, 1998, 1999 and 2000 have been prepared in accordance with accounting principles generally accepted in Japan ("Japanese GAAP") and audited by ChuoAoyama Audit Corporation. The Company's consolidated and non-consolidated financial statements as at, and for the year ended, March 31, 2001 are unaudited and based on the *Kessan Tanshin* published on May 22, 2001 by the Company in Japanese which has been translated into English with certain reclassifications and rearrangements in order to present it in a form more familiar to readers outside Japan. The Company's audited consolidated and non-consolidated financial statements as at, and for the year ended, March 31, 2001 are expected to be publicly available in Japan around the end of June, 2001 and will promptly be made available at the office of Mizuho Trust & Banking (Luxembourg) S.A., the Company's Luxembourg Paying Agent.

	Year ended/as at March 31,			
	1998	1999	2000	2001
				(unaudited)
	(Millions of yen, except per Share data)			
Income Statement Data				
Net sales	¥331,605	¥266,194	¥339,055	¥242,913
Cost of sales	270,710	201,819	290,492	218,235
Selling, general and administrative expenses	74,862	62,287	88,917	76,697
Operating income (loss)	(13,967)	2,088	(40,354)	(52,019)
Income (loss) before income taxes	(32,809)	(32,650)	(43,429)	(55,493)
Net income (loss)	(35,635)	(42,881)	(42,880)	(51,730)
Balance Sheet Data				
Total assets	368,963	425,614	375,341	284,466
Current assets	197,588	255,874	211,378	96,853
Total liabilities	246,633	344,825	295,023	191,985
Short-term bank loans	12,655	17,154	21,008	38,306
Long-term debt (including current portion)	145,154	244,045	182,107	81,813
Total stockholders' equity	122,047	80,641	80,725	91,687
Per Share Data				
Net income (loss) (¥)	¥ (354.1)	¥ (425.3)	¥ (390.6)	¥ (341.6)
Cash dividend declared (¥)	38.0	39.0	—	—

The discussion in this section is based on the Company's consolidated financial statements as at, and for the years ended, March 31, 1999, 2000 and 2001 which have been prepared in accordance with Japanese GAAP and should be read in conjunction with the Company's financial statements and the notes thereto beginning on page 67 of this Offering Circular. The Company's consolidated and non-consolidated financial statements as at, and for the years ended, March 31, 1999 and 2000 have been audited by ChuoAoyama Audit Corporation. The Company's consolidated and non-consolidated financial statements as at, and for the year ended, March 31, 2001 are unaudited and based on the *Kessan Tanshin* published on May 22, 2001 by the Company in Japanese which has been translated into English with certain reclassifications and rearrangements in order to present it in a form more familiar to readers outside Japan.

Overview

SEGA's net sales are principally derived from consumer product sales, amusement machine sales and amusement centre operations. Consumer products include game hardware (production of which has been terminated since March 31, 2001) and software products, toys and educational equipment and amusement machines include arcade video games, medal games, prize games, vending machines, change machines, IC boards and karaoke machines.

The year ended March 31, 2001 proved to be difficult for the Japanese economy due to the continuing weak economic environment in Japan. The industry-wide weakness in consumer product sales and the amusement business contributed to SEGA's loss-making performance. In addition, this was compounded by the changing spending habits of consumers in Japan for entertainment products with the introduction of alternative technologies.

SEGA will require liquidity for investments related to its change in business model and for payments related to its restructuring plan which has already been accrued for the year ended March 31, 2001. As at March 31, 2001, the Company had four bank loans with an aggregate outstanding principal amount of ¥27 billion maturing between September 2001 and March 2002. The Company is in discussions with its bank lenders to roll-over all of these loans. As at the same date, the Company also had outstanding domestic and international bonds with an aggregate principal amount of ¥25 billion which will mature in October and December 2001 and February 2002. In addition, the Company procured short-term loans in April and May 2001, ¥23 billion of which will mature in June or July 2001 and are expected to be repaid with the proceeds from the Offering.

On January 31, 2001, Mr. Isao Okawa, the former Chairman and President of the Company donated 19,865,718 Shares and, with certain exceptions, all his personal assets to the Company and the Company assumed all of his liabilities. Mr. Okawa died on March 16, 2001. The net value of such donations was approximately ¥78 billion as at January 31, 2001. See Note 22 to the Notes to the consolidated financial statements.

In April 2001, the Company announced its restructuring plan to reorganise the business activities of SEGA to improve profitability and to strengthen SEGA's financial structure. Accordingly, SEGA will seek to strengthen its consumer software business by developing software for game platforms of other game hardware manufacturers, discontinue the production of and withdraw from the sale of its consumer hardware products (including Dreamcast game systems), continue to strengthen its amusement game and amusement centre operations businesses, reduce personnel costs by reducing headcount by approximately 300 employees by the end of March 2002 and review other general and administrative expenses. In addition, the Company plans to reorganise overseas subsidiaries, review and reorganise its network business and consolidate and reorganise subsidiaries and affiliates. In addition, SEGA will seek to dispose of underperforming assets such as buildings, properties and welfare facilities and certain investment securities.

Effective April 1, 1999, the Company modified its approach for identification of consolidated subsidiaries and affiliates from the percentage-of-ownership approach to the effective control approach, in accordance with certain new accounting standards issued by the Business Accounting Deliberation Council. See Note 2(1) of the Notes to the consolidated financial statements.

For the year ended March 31, 2001, SEGA's net sales decreased by 28.4 per cent to ¥242.9 billion compared to the previous year primarily due to a decrease in net sales of consumer products and to a lesser extent, a decrease in net sales of amusement machines and amusement centre operations. Net sales generated by consumer product sales decreased ¥70.4 billion, or 37.8 per cent, to ¥115.8 billion mainly because of a decline of sales of Dreamcast game hardware resulting in part from the decision by the Company announced on January 31, 2001 to exit the consumer game hardware business. Net sales in amusement machines decreased ¥11.7 billion, or 15.8 per cent, to ¥62.2 billion mainly due to a decrease in amusement machine sales outside Japan. Net sales in amusement centre operations decreased ¥4.6 billion, or 5.8 per cent, to ¥74.7 billion primarily as a result of its implementation of the restructuring plan for its amusement centre operations since 1999. See "Business—Products and Services—Amusement Centre Operations".

Cost of sales decreased by 24.9 per cent, or ¥72.3 billion, to ¥218.2 billion. Selling, general and administrative expenses also decreased by 13.7 per cent, or ¥12.2 billion, to ¥76.7 billion. These decreases were primarily due to decreases in costs associated with the production and sale of Dreamcast game hardware including decreased production and development expenses as well as advertising and promotion costs. In addition, personnel expenses decreased as a result of lower headcount due in part to the implementation of an early retirement programme which was introduced in June 1999. As a result, SEGA suffered ¥52.0 billion of operating loss, an increase of 29.0 per cent compared to the previous year.

Other income consisted primarily of a gain on the Company's acceptance of donated assets from the late Mr. Okawa in January 2001 amounting to approximately ¥78 billion (see Note 22 to the Notes to the consolidated financial statements) as well as, to a lesser extent, a net gain on foreign exchange and in interest and dividend income. This was offset by other expenses consisting primarily of expenses related to the restructuring plan including a loss on write-down or disposal of inventories of ¥52.4 billion, amortisation of excess investment costs over net assets of ¥6.3 billion, loss on sale or dispoal of property and equipment of ¥3.8 billion and other restructuring related expenses. In addition, other expenses included a loss on valuation of investment securities of ¥10.2 billion, amortisation of pension liabilities of ¥2.4 billion and other expenses.

As a result, loss before income taxes and minority interest in earnings of consolidated subsidiaries increased to ¥55.5 billion or by 27.8 per cent over the prior year, and the net loss increased 20.6 per cent over the previous year, at ¥51.7 billion.

Consolidated results for the fiscal year ended March 31, 2000

For the year ended March 31, 2000, SEGA's net sales increased by 27.4 per cent to ¥339.1 billion compared to the previous year, mainly as a result of sales of Dreamcast in the United States and Europe. Net sales generated by consumer product sales amounted to ¥186.2 billion which accounted for 54.9 per cent of total net sales. Net sales in amusement centre operations decreased ¥13.9 billion, or 14.9 per cent, to ¥79.2 billion and net sales in amusement machines decreased ¥15.5 billion, or 17.3 per cent, to ¥73.9 billion primarily due to market saturation.

Cost of sales increased by 43.9 per cent, or ¥88.7 billion, to ¥290.5 billion. Selling, general and administrative expenses also increased by 42.8 per cent, or ¥26.6 billion, to ¥88.9 billion. These increases were primarily due to the costs of launching Dreamcast in the United States and Europe which included production and development expenses, advertising expenses and costs associated with establishing a sales network in such markets. As a result, SEGA suffered ¥40.4 billion of operating loss.

Other income amounted to ¥17.3 billion primarily due to a deemed gain as a result of an increase in share capital by Sega.Com, Inc. through the allocation of new shares to third parties and a gain on the sale of shares of ISAO Corporation. Other expenses amounted to ¥20.4 billion primarily due to ¥4.5 billion in provision for doubtful accounts, ¥1.6 billion in reserve for guaranteed obligation and ¥2.0 billion in additional benefits for retirees which were offset by a decline of ¥9.8 billion in loss on write-down or disposal of inventories in respect of consumer products and amusement machines.

As a result, loss before income taxes and minority interest in earnings of consolidated subsidiaries increased ¥10.8 billion, to ¥43.4 billion, and the net loss was at approximately the same level as the previous year, at ¥42.9 billion.

Capital Expenditure

During the three years ended March 31, 2000, SEGA's capital expenditure consisted mainly of leasing and purchasing cost for amusement machines, lease deposits and renovation costs of amusement centres. For the year ended March 31, 2001, approximately ¥16.0 billion of capital expenditure was invested mainly to purchase machines for arcade centres and to renovate existing amusement centres.

The Company estimates that SEGA's capital expenditure for the year ending March 31, 2002 will amount to approximately ¥10 billion, most of which will be applied for the opening of new amusement centres and the renovation of existing amusement centres. As a part of its restructuring plan, the Company plans to have a similar level of capital expenditure for its amusement business for each of the three years ending March 31, 2004.

The following table sets out the unaudited consolidated short-term debt and capitalisation of SEGA as at March 31, 2001, and as adjusted to give effect to the issue of the Bonds (assuming the Option is not exercised).

	As at March 31, 2001		
	Actual	As adjusted	
	(Millions of yen) (unaudited)	(Millions of yen) (unaudited)	(Thousands of U.S. dollars)[1] (unaudited)
Short-term debt:			
Short-term bank loans[3]	¥38,306	¥38,306	$309,169
Current portion of long-term debt	52,232	52,232	421,566
Long-term debt:			
1.70 per cent unsecured notes due 2002	5,000	5,000	40,355
2.00 per cent unsecured notes due 2001[4]	10,000	10,000	80,710
2.15 per cent unsecured notes due 2001[4]	10,000	10,000	80,710
2.27 per cent unsecured notes due 2002[4]	5,000	5,000	40,355
Zero-coupon convertible bonds due 2003	12,825	12,825	103,511
0.40 per cent convertible bonds due 2006	11,732	11,732	94,690
Unsecured loans, from banks:			
Due 2001 to 2003 with average interest of 1.884 per cent per annum	27,256	27,256	219,984
Total	81,813	81,813	660,315
The Bonds now being issued	—	50,000	403,551
Less: Current portion	52,232	52,232	421,566
Total long-term debt	29,581	79,581	642,300
Total debt	120,119	170,119	1,373,035
Shareholders' equity:			
Common stock, par value ¥50 per Share:			
Authorised: 600,000,000 Shares			
Issued: 162,398,464 Shares	117,919	117,919	951,727
Additional paid-in capital	117,440	117,440	947,861
Accumulated deficit	(100,185)	(100,185)	(808,596)
Unrealised gain (loss) of investment in securities	23	23	186
Treasury stock (20,097,058 Shares)	(33,647)	(33,647)	(271,566)
Translation adjustment	(9,863)	(9,863)	(79,604)
Total shareholders' equity	91,687	91,687	740,008
Total capitalisation	¥211,806	¥261,806	$2,113,043

Notes:

(1) The Bonds now being issued have been translated into U.S. dollars at the exchange rate of $1 = ¥123.9 for convenience purposes only.

(2) As at March 31, 2001, SEGA was contingently liable as guarantor of loans of other companies in the amount of ¥770 million ($6,215 thousand).

(3) In April and May, 2001, the Company incurred an aggregate amount of ¥23 billion in short-term loans from four Japanese financial institutions to finance a portion of its development costs for game software and a portion of its payments incurred in connection with the restructuring plan which it currently expects to repay in June and July, 2001.

(4) The Company expects to repay such notes out of the proceeds from the Offering.

(5) Save as described above, there has been no material change in the consolidated capitalisation of SEGA since March 31, 2001.

Dividends

The following table shows the cash dividends on the Shares (including interim cash dividends) paid by the Company to shareholders appearing on the register of Shares as at the dates indicated:

Date	Dividends per Share
March 31, 1998[(1)]	¥23
September 30, 1998[(2)]	16
March 31, 1999	23
September 30, 1999	—
March 31, 2000	—
September 30, 2000	—

Notes:
(1) Includes a special dividend of ¥8 per Share.
(2) Includes a special dividend of ¥1 per Share to commemorate the launch of Dreamcast.

The Company did not pay any dividends in respect of the year ended March 31, 2000 and does not propose to pay any dividends in respect of the year ended March 31, 2001. It is the present intention of the Board of Directors of the Company to prioritise the establishment of a sound asset base for its operations and pay cash dividends (including interim cash dividends) on its Shares subject to discretion of the Board of Directors, the Company's future earnings and financial condition and other factors, including legal restrictions on the payment of cash dividends.

Changes in Issued Share Capital

The Company has an authorised share capital of 600,000,000 Shares, of which 162,398,464 Shares with a par value of ¥50 each were in issue as at March 31, 2001.

The following table shows the changes in the issued share capital of the Company as at the dates indicated:

Date	Type of issue	Number of Shares issued	Total number of Shares in issue
Balance at March 31, 1998	—	—	100,633,718
March 31, 1999	Conversion of convertible bonds	2,585,985	103,219,703
March 31, 2000	Conversion of convertible bonds and exercise of stock option rights	19,276,017	122,495,720
April 3, 2000	Allotment to third parties (at a subscription price of ¥2,816 per Share)	36,000,000	158,495,720
September 30, 2000	Conversion of convertible bonds	42,840	158,538,560
March 31, 2001	Conversion of convertible bonds and exercise of stock option rights	3,859,904	162,398,464

Japanese Stock Market and Price Range of the Shares

The Shares are listed on the First Section of the Tokyo Stock Exchange and the Premier Marché of the Euronext Paris S.A. (the "Paris Stock Exchange").

The Tokyo Stock Exchange is the principal stock exchange in Japan. The most widely followed price index of stocks listed on the Tokyo Stock Exchange is the Nikkei Stock Average, an index of 225

corporation. In addition, the Tokyo Stock Exchange publishes the Tokyo Stock Price Index ("TOPIX"), an index of the market value of all stocks traded on its First Section.

The following table shows the high and low reported sales prices of the Shares on the Tokyo Stock Exchange, and the highs and lows of the daily closing Nikkei Stock Average and the closing level of the TOPIX for the periods indicated, all as reported by the Tokyo Stock Exchange:

	Price per Share		Nikkei Stock Average		TOPIX	
Calendar year	High	Low	High	Low	High	Low
1998	¥9,080	¥1,980	¥17,264.34	¥12,879.97	1,300.30	980.11
1999	3,460	1,360	18,934.34	13,232.74	1,722.20	1,048.33
2000	4,520	690	20,833.21	13,423.21	1,754.78	1,255.16
December	1,170	941	15,168.68	13,423.21	1,393.67	1,255.16
2001						
January	1,700	975	14,032.42	13,201.07	1,313.01	1,230.10
February	2,210	1,700	13,779.55	12,883.54	1,299.01	1,237.80
March	2,280	1,839	13,862.31	11,819.70	1,337.63	1,161.97
April	2,585	2,190	13,973.03	12,620.27	1,366.46	1,263.65
May	2,815	2,180	14,529.41	13,262.14	1,440.97	1,310.81

On May 31, 2001, the reported closing price of the Shares on the Tokyo Stock Exchange was ¥2,180 per Share. The closing Nikkei Stock Average and TOPIX on the same date were ¥13,262.14 and 1,310.81, respectively.

In March 1993, the Company established an American Depositary Receipt ("ADR") programme. The Company did not make any offering or issue new or additional Shares in relation to the programme and the ADRs are traded on the United States over-the-counter market.

Principal Shareholders

As at March 31, 2001, the 10 largest shareholders appearing on the Company's register of shareholders and the number and percentage of Shares held by them were as follows:

Name	Number of Shares held	Percentage of total Shares in issue
		(per cent)
CSK Corporation(1)	39,148,688	24.11
The Company(2)	19,870,532	12.24
Wadi	3,420,300	2.11
O.S. Capital	3,384,957	2.08
The Sumitomo Mitsui Banking Corporation	2,554,091	1.57
Hayao Nakayama Foundation for Science & Technology and Culture	2,400,000	1.48
Nippon Life Insurance Company	2,108,443	1.30
Hayao Nakayama	1,790,402	1.10
Japan Trustee Services Bank, Ltd.(3)	1,742,100	1.07
Omnitech Co., Ltd.	1,560,000	0.96
Pacific Products Co., Ltd.	1,560,000	0.96
S. Planning Co., Ltd.	1,560,000	0.96
Total	81,099,513	49.94

Notes:

(1) The only significant transactions between the Company and CSK Corporation comprise the payment by the Company of fees relating to the maintenance of computer systems and services in respect of computer systems development and the purchase by the Company of computer supplies.

(2) The Shares held by the Company do not carry voting rights.
(3) The Shares are held in trust.

As at March 31, 2001, the Directors and Corporate Auditors of the Company directly held an aggregate of 61,097 Shares, representing 0.04 per cent of the total Shares then in issue.

General

The Company's business originated in 1951 as an importer of amusement machines and was incorporated on June 30, 1960 under Japanese law. The Company commenced the manufacture of amusement machines in 1964 and the operation of amusement centres in 1965. Also in 1965 the Company adopted the name SEGA Enterprises, Ltd. In 1983, the Company entered the home video game market as a manufacturer of game hardware using proprietary platforms and game software for such platforms.

In 1984, Mr. Isao Okawa and Mr. Hayao Nakayama, the former Chairman and Vice Chairman of the Company, respectively, and other members of its management, together with CSK Corporation, acquired the Company. CSK Corporation remains a major shareholder in the Company. CSK Corporation is an independent systems integration company. The Company adopted its current name, SEGA CORPORATION, in November 2000.

Restructuring Plan

In April 2001, the Company announced its restructuring plan. The restructuring plan seeks to reorganise the business activities of SEGA to improve profitability and to strengthen SEGA's financial structure. In order to improve profitability, SEGA will seek to strengthen its consumer software business by developing software for game platforms of other game hardware manufacturers, discontinue the production of, and withdraw from the sale of, its consumer hardware products (including Dreamcast game systems), continue to strengthen its amusement game and amusement centre operations businesses, reduce personnel costs by reducing headcount by approximately 300 employees by the end of March 2002 and review other general and administrative expenses. In addition, the Company plans to reorganise overseas subsidiaries to concentrate on software sales and to become profitable, review its network business strategy and reorganise existing network business resources and consolidate and reorganise subsidiaries and affiliates with a view to achieving profitability.

SEGA will also seek to strengthen its financial structure. This includes SEGA's intention to record all expenses incurred in connection with its withdrawal from the consumer hardware business (including losses on sales and on disposals of Dreamcast game systems inventory), its reorganisation of overseas subsidiaries, its reorganisation of its network business resources, the decrease in value of its securities holdings and its taking a one-time charge for its underfunded pension liabilities as an extraordinary loss for the year ended March 31, 2001 although additional expenses in connection with such restructuring plan may be incurred during the year ending March 31, 2002. See "Recent Business". In addition, SEGA will seek to dispose of underperforming assets such as buildings, properties and welfare facilities and certain investment securities while managing its cash flow by implementing a freeze on purchase of investment securities and working with its lenders to manage its liquidity requirements. See "Investment Considerations—Restructuring Plan".

Strategy

The Company expects to return to profitability by implementing its strategy to strengthen and leverage off the "SEGA" brand, to focus on content and become a leading multi-platform content provider, to pursue synergies between its consumer products and amusement businesses, to successfully implement its restructuring plan to strengthen its network business and to maintain leadership in amusement machines and operations.

Strengthen and Leverage Off the "SEGA" Brand

The Company seeks to strengthen and leverage off the "SEGA" brand in all markets where its products are sold, which includes Japan, the United States and Western Europe. SEGA intends to continue to develop high quality consumer software that is innovative and entertaining so that consumer will continue to associate such products with the "SEGA" brand. This will also allow SEGA to increase its market share of the consumer software market. In addition, SEGA will further strengthen its leading market position with respect to its amusement machines and amusement centre operations

market by introducing new types of amusement machines.

Focus on Content and Become a Multi-platform Content Provider

The Company seeks to utilise its proven development capabilities and library of existing content to create innovative and entertaining software that will appeal to consumers. The Company has announced its intention to develop software for Microsoft's Xbox game system, Sony Computer Entertainment's Play Station 2 game system and Nintendo's Game Boy Advance and Game Cube game systems. SEGA's focus on content will allow it to create consumer software products for a range of game platforms, including games played over networks, personal computers, mobile devices and personal digital assistants which may or may not be exclusive to any such platform. SEGA will be able to mix and match existing and new content to create new software or re-launch old "hits" for new platforms. By becoming a multi-platform content provider, SEGA seeks to become a market leader in the consumer software industry.

SEGA seeks to form alliances with partners, such as mobile telephone companies, cable television companies, movie production companies, animation studios, music producers and other game software companies in order to pursue opportunities to develop rich, new and innovative content.

Pursue Synergies

In creating innovative consumer software products and entertaining amusement machines, SEGA is positioned to pursue synergies in developing games (including game concepts, various music and graphic technologies and other gaming technologies). SEGA seeks to leverage such synergies to provide a wider range of appealing games, as both consumer software products and amusement machines. For example, SEGA developed its popular "Virtua Fighter" consumer software after the success of its amusement machine carrying the same title. In addition, SEGA also seeks to pursue synergies between its amusement machines business and amusement centre operations business by monitoring consumer tastes and creating software which appeals to such tastes.

Implement Restructuring Plan

The Company announced its restructuring plan to return SEGA to profitability. The restructuring plan includes redirecting SEGA's efforts by focusing on consumer software products, amusement machine and amusement centre operations businesses. In addition, the restructuring plan calls for SEGA to withdraw from unprofitable businesses like the consumer hardware business, to restructure certain existing network and network-related businesses and to reorganise the Company's subsidiaries to focus on profitability. SEGA also seeks to improve its financial position by disposing of certain assets and recording extraordinary losses in the year ended March 31, 2001 in connection with the restructuring. SEGA seeks to fully implement such plan.

Strengthen Network Game Business

While SEGA has launched initiatives to enter the network game business using its Dreamcast game systems, such initiatives have not yet contributed to the profit of the Company. The Company seeks to strengthen SEGA's network business in Japan so that its games can be played over the Internet by using a wide range of game hardware, including personal computers, games systems, mobile devices, personal digital assistants and amusement machines. In addition, such network games would leverage off SEGA's consumer software and amusement businesses. As part of this effort, the Company has been reviewing and reorganising its Internet related subsidiaries and affiliates such as ISAO Corporation in Japan, Sega.com, Inc. in the U.S., Dreamarena Ltd. in Europe and Sega.com Asia Ltd. in Asia.

The Company believes that SEGA's volume and variety of game titles and other audio and video contents will be important in establishing its network game business in Japan.

Maintain Leadership in Amusement Machines and Operations

SEGA is the leading player in the amusement machine and amusement centre operations business in Japan. SEGA intends to maintain such leadership position by developing appealling and

since 1999, SEGA has rationalised its amusement centre operations by closing unprofitable amusement centres. From the current fiscal year the Company intends to seek opportunities to open new amusement centres. SEGA is also seeking to develop new types of amusement machines by itself or through alliances with partners.

Products and Services

The following table shows net sales, percentage of total net sales, cost of sales and operating expenses and operating income (loss) of SEGA for each of its business segments for the periods indicated:

	Year ended March 31,			
	1998	1999	2000	2001 (unaudited)
	(millions of yen)			
Consumer Product Sales[1]				
Net sales	¥114,457	¥84,694	¥186,189	¥115,753
Percentage of total net sales	34.5%	31.8%	54.9%	47.6%
Cost of sales and operating expenses	146,585	95,174	229,221	184,940
Operating income (loss)	(32,128)	(10,480)	(43,032)	(69,187)
Amusement Machine Sales				
Net sales[2]	123,949	89,390	73,919	62,225
Percentage of total net sales	37.4%	33.6%	21.8%	25.6%
Cost of sales and operating expenses	116,049	81,866	76,583	52,591
Operating income (loss)	7,900	7,524	(2,664)	9,634
Amusement Centre Operations				
Net sales	94,521	93,128	79,212	74,657
Percentage of total net sales	28.5%	35.0%	23.4%	30.7%
Cost of sales and operating expenses	84,271	87,922	74,610	66,415
Operating income (loss)	10,250	5,206	4,602	8,242
Total				
Net sales	331,605	266,194	339,055	242,913
Cost of sales and operating expenses	345,572	264,106	379,409	294,932
Operating income (loss)	(13,967)	2,088	(40,354)	(52,019)

Notes:

(1) This includes net sales of toys.

(2) This includes intersegment sales of ¥1,322 million, ¥1,018 million, ¥265 million and ¥9,722 million for the years ended March 31, 1998, 1999, 2000 and 2001 (unaudited), respectively.

SEGA's consumer products and amusement machines are sold worldwide in Japan, North America and Western Europe. On a consolidated basis, for the year ended March 31, 2001, SEGA generated approximately ¥22.9 billion of operating loss outside Japan. In April 2001, the Company announced that its overseas subsidiaries and affiliates would be reviewed and rationalised pursuant to its restructuring plan.

The following tables show net sales, cost of sales and operating expenses and operating income (loss) of SEGA by geographic area for the period indicated:

Year ended March 31, 1998

	Japan	North America	Europe	Other	Total	Eliminations and Corporate[2]	Consolidated Total
				(millions of yen)			
Net sales to:							
Outside customers	¥265,728	¥25,163	¥38,582	¥2,132	¥331,605	¥ —	¥331,605
Intersegment sales/transfers[1]	25,610	3,213	1,083	—	29,906	(29,906)	—
	291,338	28,376	39,665	2,132	351,511	(29,906)	331,605
Cost of sales and operating expenses	277,936	49,487	41,210	2,988	371,621	(26,049)	345,572
Operating income (loss)	13,402	(21,111)	(1,545)	(856)	(10,110)	(3,857)	(13,967)

Year ended March 31, 1999

	Japan	North America	Europe	Other	Total	Eliminations and Corporate[2]	Consolidated Total
				(millions of yen)			
Net sales to:							
Outside customers	¥209,528	¥21,604	¥33,563	¥1,499	¥266,194	¥ —	¥266,194
Intersegment sales/transfers[1]	19,212	3,616	1,245	—	24,073	(24,073)	—
	228,740	25,220	34,808	1,499	290,267	(24,073)	266,194
Cost of sales and operating expenses	226,827	22,083	38,293	2,692	289,895	(25,789)	264,106
Operating income (loss)	1,913	3,137	(3,485)	(1,193)	372	1,716	2,088

Year ended March 31, 2000

	Japan	North America	Europe	Other	Total	Eliminations and Corporate[2]	Consolidated Total
				(millions of yen)			
Net sales to:							
Outside customers	¥211,803	¥79,016	¥48,059	¥ 177	¥339,055	¥ —	¥339,055
Intersegment sales/transfers[1]	92,537	4,552	1,480	—	98,569	(98,569)	—
	304,340	83,568	49,539	177	437,624	(98,569)	339,055
Cost of sales and operating expenses	340,089	86,288	52,672	1,133	480,182	(100,773)	379,409
Operating income (loss)	(35,749)	(2,719)	(3,133)	(956)	(42,558)	2,204	(40,354)

Year ended March 31, 2001 (unaudited)

	Japan	North America	Europe	Other	Total	Eliminations and Corporate[2]	Consolidated Total
				(millions of yen)			
Net sales to:							
Outside customers	¥167,686	¥51,116	¥24,076	¥ 35	¥ 242,913	¥ —	¥242,913
Intersegment sales/transfers[1]	67,901	5,927	1,082	—	74,910	(74,910)	—
	235,587	57,043	25,158	35	317,823	(74,910)	242,913
Cost of sales and operating expense	255,067	66,409	38,663	46	360,185	(65,253)	294,932
Operating income(loss)	(19,480)	(9,366)	(13,505)	(11)	(42,362)	(9,657)	(52,019)

Notes:

(1) Intersegment means transactions between geographic areas.

(2) Eliminations and Corporate means elimination of intersegment transactions and operating expenses not allocated to a specific geographic region.

This category comprises the development and sale of game software and hardware for home video systems and personal computers as well as, to a lesser extent, the development and sale of toy, music and animation products.

Software products

Software in the form of CD-ROM (read-only memory) to be used in SEGA's home video systems is developed and published by the Company itself as well as by independent publishers. The CD-ROMs for SEGA's home video systems or platforms are themselves developed and manufactured by SEGA.

SEGA has developed several hit software products, some of which are targeted for the global market and others which are targeted for certain local markets. For example, the "Sonic Adventure Series" are targeted at the global market with approximately 2.2 million, 13 million, 7.8 million and 1.6 million copies being sold in Japan, the United States, Europe and Asia respectively. The "Sakura Wars Series" are targeted at the Japanese market with approximately 1.7 million copies being sold in Japan out of a total of approximately 1.8 million copies. With respect to single titles, approximately one million copies of "NFL 2K1" were sold in calendar year 2000. In addition, SEGA has compiled a library of software products developed for SEGA's home video systems. SEGA will be able to leverage its existing software from its library in creating software for non-SEGA platforms.

In January 2001, the Company announced its plans to become a multi-platform content provider. SEGA will continue to develop and publish software products for its platforms but will also work to enter into arrangements with other leading manufacturers of game hardware so that SEGA can develop and publish software products, on an exclusive or non-exclusive basis, for such other game platforms. While SEGA has not yet entered into any licensing agreements with any other hardware manufacturer, SEGA has announced its intention to develop software for Microsoft's Xbox game system, Sony Computer Entertainment's Play Station 2 game system and Nintendo's Game Boy Advance and Game Cube game systems. However, the Company has entered into software development agreements with Sony Computer Entertainment and Nintendo to initiate development efforts for such manufacturers. Sony Computer Entertainment's Play Station 2 game system was launched in 2000 and Nintendo's Game Boy Advance was launched in 2001 in Japan, the United States and Europe. Microsoft's Xbox game system is expected to be launched by December, 2001 in Japan and the United States and Nintendo's Game Cube game system are expected to be launched in September, 2001, November, 2001 and the early 2002 in Japan, the United States and Europe, respectively.

SEGA benefits from royalties on game software which are generally derived from licenses granted to third party publishers of games which are used on SEGA's hardware game consoles.

Hardware products

SEGA commenced its home video game business with the production of an 8-bit system and in 1988, commenced the marketing in Japan of the world's first 16-bit home video game system called "MEGADRIVE" ("GENESIS" in North America). In 1990, SEGA launched a full colour portable video game system called "GAME GEAR". In 1994, SEGA introduced its 32-bit home video game system, "SEGASATURN" in Japan, which was then launched in North America and Europe in 1995. In November 1998, SEGA introduced in Japan "Dreamcast", a 128-bit next generation home video game system, following an extensive advertising campaign. SEGA subsequently commenced sales of Dreamcast in North America and Europe. Dreamcast, through integrating a modem, was one of the first game systems that enabled users to access the Internet and enjoy on-line network gameplay with other Dreamcast users.

In January, 2001, the Company announced the discontinuation of Dreamcast and its withdrawal from the hardware products business. See "Investment Considerations—Change in Business Model as part of Restructuring Plan", "Recent Developments" and "—Restructuring Plan".

Toys

The Company is engaged in the development and sale of toys, game character or brand related goods and game prizes for amusement machines through its subsidiary, SEGA Toys, Ltd. ("SEGA

Toys") which was established in February, 1991. SEGA Toys specialises in creating computer toys. PICO is a computer for small children which can be connected to a TV set. SEGA Toys sold 2.5 million units of PICO and 8 million titles of picture book software for PICO since its launch. In April, 2000, SEGA Toys launched a robot-dog, POO-CHI, which can recognise six words, follow orders and grow up into one of three types of dogs depending on its training. SEGA Toys sells local versions of POO-CHI outside of Japan, in countries such as the United States, Israel, Greece, China and Korea.

Music

The Company is engaged in the production and sale of karaoke machines and karaoke content and provides a service through which mobile phone users can download various ring tones for their mobile phones through its subsidiary, SEGA Music Networks Co., Ltd. ("SEGA Music") which was established in October, 1994. SEGA Music has licensed 17,900 music titles. As of March 31, 2001, SEGA Music provides karaoke content to 30,000 karaoke machines and had approximately 1.3 million subscribers of its ring tone download service.

Animation

The Company is engaged in the development and sale of animation titles for TV programmes and movies through its affiliate, TMS Entertainment Ltd. ("TMS Entertainment"). For example, TMS Entertainment produced the animation series, most of which were broadcast in Japan.

Amusement Machines

SEGA is the leading developer and producer of commercial-use amusement machines in Japan. SEGA develops and produces a range of commercial-use amusement machines for sale in Japan and for export. These include a variety of video games, simulation games, prize game machines and other types of amusement machines (such as token game machines). In video game amusement machines, SEGA developed the "Virtua Fighter Series" three-dimensional fighting action games and the "Virtua Striker Series", football games which has been sold in Japan and exported to European countries. In simulation amusement machines, SEGA developed the driving simulation game called "F355 Challenge" and exported this mainly to Europe and the United States. In prize game machines, SEGA developed "UFO Catcher" which has been sold in Japan. In medal game machines, SEGA developed various horse racing games, such as "World Derby", "Royal Ascot" and "Star Horse" which were each sold in Japan. In addition, "Derby Owners Club", a simulation game based on a horse derby and "Print Club" photo sticker booths have been popular amusement machines.

SEGA believes that it is a leader in the development of amusement machines using advanced computer graphics and with the benefit of such technology SEGA dominates sales of amusement machines both in Japan and in overseas markets. In addition, utilising component synergies derived from its development of the Dreamcast system, SEGA has developed and launched the NAOMI system, a high-performance three-dimensional computer graphic printed circuit board which enables operators of amusement machine centres to achieve cost-efficiency. The NAOMI System is sold to other amusement machine producers. SEGA has sold approximately 100,000 units of NAOMI in Japan and approximately 70,000 units of NAOMI overseas for the three years since the launch of NAOMI. SEGA believes that NAOMI is a *de facto* standard among video boards for amusement machines.

Amusement Centre Operations

SEGA is the leading operator of amusement centres in Japan in terms of sales. SEGA operates its own amusement centres as well as those owned by others. SEGA has endeavoured since 1988 to establish high-tech amusement centres and amusement theme parks in suitable locations that appeal to a wide range of customers, including family groups. SEGA operates a range of amusement centres. Most of SEGA's amusement centres are called "SEGA WORLD" and are located in suburbs with each centre having approximately 825 square metres of floor space. Another category of amusement centres called "SEGA ARENA" are also located in suburbs but are larger with each centre having approximately 1,650 square metres or more of floor space. SEGA also has two categories of amusement centres designed for cities, "GIGO" which are larger than "Club SEGA" amusement centres. In addition, SEGA has an amusement theme park in Odaiba, Tokyo which is the largest complex in floor space among SEGA's amusement centres.

"Galbo" in Osaka and "Joypolis" in Yokohama. SEGA's amusement theme parks aim to achieve interactive entertainment by utilising advanced technology and SEGA's increasing know-how resource. To this end, SEGA can provide new types of recreation for its customers, including a variety of games, events and high-tech attractions, such as virtual-reality rides which draw upon the latest computer graphics, simulation and sensor technologies. In July 1997, SEGA introduced two new style amusement complexes, namely, "Festival Gate" in Osaka and "Club SEGA" in Yokohama, which provide synthetic entertainment by combining amusement centres with other activities such as movie theatres, bowling alleys, karaoke rooms, spas, restaurants and souvenir shops, and are situated in central locations attracting large numbers of potential customers, such as shopping malls.

Other than in its smaller franchised amusement centre operations, SEGA's theme parks and amusement centres include both SEGA's amusement machines and those produced by other companies. SEGA closely monitors customer usage of the machines in its amusement centres to assist in its product and title development and market.

In 1999, SEGA embarked on a programme of closing unprofitable amusement centres and reducing personnel in and outside of Japan. As a result, SEGA closed 236 centres and 97 centres during the years ended March 31, 2000 and 2001, respectively, including most amusement centres outside Japan with the exception of Taiwan. As at March 31, 2001, SEGA had a total of 537 amusement centres, 145 centres of which it owned and operated directly and 392 centres of which it operated on a revenue-sharing basis. The Company believes that a sufficient number of unprofitable amusement centres have been closed. Accordingly, pursuant to its restructuring plan, the Company intends to open new amusement centres in Japan during the three years ending March 31, 2004 where the Company sees opportunities to operate profitably.

In addition, in October 2000, the Company reorganised its amusement centre operations business into five newly established subsidiaries with each subsidiary responsible for operating the amusement centres in its geographic region.

Research, Development and Production

In the year ended March 31, 2001, SEGA's research and development expenditure was ¥22,568 million, representing 9.3 per cent of net sales, a decrease as compared with ¥30,631 million (9.0 per cent of net sales) in the previous year.

Consumer Products

Software products

SEGA has the capability to develop most of the software for its video game machines in-house. The development process for consumer software varies according to the type of product. In general, however, each software product requires the programming and production of a developed game concept by means of graphic displays and audio accompaniment. Game concepts may involve licensed or proprietary characters, names, images and/or themes that are developed into complete games by incorporating strategies, story lines and other characteristics. SEGA licenses the right to use names, images and characters in its game software from a wide range of entities including the United States National Basketball Association, the United States National Hockey League and Ferrarri and pays a royalty which varies from licence to licence. SEGA also has long experience in developing game software and has software designers and programmers as well as graphic artists and music producers with the necessary skills to design and develop, and who collaborate to create, new consumer software products.

Generally, new software products require a development period of between 18 to 24 months. SEGA believes that its experience in developing software for its game hardware gives it the capability to develop software for other game hardware. In addition, SEGA believes that its library of content will be an important source for new software for such other platform manufactures.

The production of consumer software products is outsourced to sub-contractors.

business activity and a key to its future success. Research and development ("R&D") is conducted at the Company's R&D Division in Tokyo and at nine development subsidiaries which were established in July 2000. These subsidiaries were established as a part of the reorganisation of business units within the Company to focus on core competencies and profitability. The Company also has one software development subsidiary in the U.S. which focuses on the development of sports games. SEGA employed approximately 890 engineers, which includes sound, graphic and other technical specialists as at March 31, 2001. SEGA applies the technology developed in relation to commercial-use amusement machines to its software products and believes that this significantly enhances its software products.

Hardware products

SEGA discontinued the production of consumer hardware products on March 31, 2001. See "Investment Considerations—Change in Business Model as part of Restructuring Plan", "Recent Business" and "—Restructuring Plan".

Amusement Machines

All manufacturing of SEGA's amusement machines is carried out by sub-contractors.

SEGA conducts R&D with respect to both amusement machine hardware and software. SEGA's R&D efforts include the further development of computer-graphics. Computer graphics are core technology which can provide a three-dimensional image and are used to create "virtual reality" in the latest generation of commercial-use amusement machines. SEGA believes that the combination of improved computer graphics and game system technology will enable it to develop significant new interactive multimedia products in the future, for the amusement machine market.

SEGA has not experienced, and does not foresee, any material difficulty in sub-contracting the manufacture of its amusement machines to sub-contractors that can manufacture amusement machines of acceptable quality and quantity at acceptable terms.

Sales and Distribution

The market for SEGA's products, particularly consumer products, is a volatile one. The timing of the introduction of new technology, the popularity of the products themselves, especially whether a software title achieves "hit" title status, seasonal demand (which peaks prior to and during holiday periods in the countries in which SEGA's goods are sold), the state of the local economy in such countries, and the yen exchange rate are the main factors which affect the level of sales in the various regions.

Consumer Products

Prior to January 2001, SEGA sold its consumer hardware and software products principally in Japan, the United States and Europe through its sales subsidiaries. SEGA sold its consumer hardware products with a view toward such hardware being a source of future sales of software. Since SEGA's withdrawal from the consumer hardware product business, SEGA is reviewing its sales and distribution network in light of the different sales and distribution needs of selling consumer software products for various platforms. In Japan and the United States, SEGA will continue to sell consumer software products for SEGA platforms through its sales subsidiaries while it may enter into agreements with independent distributors for sales in Europe.

Amusement Machines

Its amusement machines are sold directly to amusement centre operators and through distributors. Outside Japan, amusement machines are generally sold through overseas subsidiaries and independent distributors, depending upon the location.

which SEGA Logistics Service Ltd. ("SEGA Logistics") would distribute Namco amusement machines as from April 1, 2001. The distribution network of SEGA Logistics covers amusement centres operated by SEGA and Namco as well as distributors of their products.

Competition

The Company believes that its strong brand and its continuing investment in research and development will enable it to maintain its competitive position in all its markets. Further the possibilities for application of its internally developed commercial-use amusement machines technology to its consumer products give it a particular advantage in the consumer products field.

SEGA is one of few companies engaged in each of the three areas comprised of the development and sale of software for both home video game systems and commercial-use amusement machines and the operation of amusement centres.

Consumer Products

The market for consumer software products is intensely competitive and is characterised by the frequent introduction of new hardware systems, software products and other innovations. SEGA believes that the most significant competitive factor in all of its major business lines is the ability to develop compelling content and bring it to market at the appropriate time to capitalise on ever-changing consumer preferences. The Company believes that its ability to develop content internally is an advantage over many of its competitors. However, SEGA's competitors vary in size from small companies to very large corporations which have significantly greater financial, marketing and product development resources than SEGA. Due to these greater resources, some competitors are better able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and pay higher fees to licensors of desirable properties.

SEGA's competitors and potential competitors in the consumer software products industry include other publishers of consumer software, including Konami Corporation, Capcom Co., Ltd., Namco Limited, Square Co., Ltd. and Enix Corporation, as well as overseas publishers such as Electronic Arts Inc., Acclaim Entertainment, Inc. and Activision, Inc.; integrated video game console hardware/software companies, such as Sony Computer Entertainment and Nintendo, which compete directly with SEGA in the development and publishing of software titles for their respective platforms; and large diversified entertainment or software companies, many of which own substantial libraries of available content and have substantially greater financial resources than SEGA, and which may decide to compete directly with SEGA or to enter into exclusive relationships with its competitors.

There are barriers to entry in the consumer software market, consisting mainly of the difficulty of developing the technical and creative resources as well as the distribution networks of established competitors. However, the development of the Internet as a medium for the distribution of consumer software, the use of the Internet to facilitate the formation of collaborative technical and creative networks, and the proliferation of programming tools and other resources may have the effect of reducing these barriers.

Amusement Machines

The Company believes that it is the leading producer of amusement machines in Japan. The Company believes that, in each of the three years ended March 31, 2001, its sales of amusement machines comprised approximately 50 per cent of total sales of amusement machines in Japan. SEGA has a long history in this business segment and is an established player in the market. SEGA's efforts in this business segment is supported by its investment in research and development and its experience with amusement centre operations.

Amusement Centre Operations

For amusement centre operations, SEGA is the leading participant in Japan, and its early development of a new concept in amusement centres, together with its introduction subsequently of high-tech, visual, interactive games, has enabled SEGA to maintain its competitive edge in this area over recent years.

Regulation of Consumer Software

Japan

No governmental entity in Japan is authorised to censor the content of software. The Computer Entertainment Software Association ("CESA"), is a Japanese industry association that conducts market research and education relating to computer entertainment software. CESA's members are corporations and individuals engaged in projects relating to the development, manufacture and sale of computer entertainment software and organisations comprised of such individuals or corporations. The Company and NEXTECH Co., Ltd., a software development subsidiary are a member of CESA.

CESA members agree to comply with ethical guidelines, including restrictions on the production and sale of software which contains discriminatory or defamatory expressions or expressions containing violence, gore, drug use or sexual behavior likely to instigate crime or have a negative effect on a young person's personality development. The basic guidelines of CESA's ethics regulations prohibit discriminatory or defamatory expressions in members' software. In addition, CESA has adopted a three-tiered software classification system for expressions of violence, gore, drug use or sexual behavior. Category "A" software contains no such expressions and requires no warning. Category "B" software may contain such expressions which are deemed not likely to instigate crime or have a negative effect on personality development. Category "C" contains such expressions which are deemed likely to instigate crime or have a negative effect on personality development.

Software rated A or B may be manufactured and distributed by CESA members. However, the manufacturer of software rated B is required to attach a rating label. CESA members are not permitted to sell software rated C.

International

The content of video game software is not subject to federal regulation in the United States. However, many consumer entertainment software publishers comply with the standardised rating system established by the Entertainment Software Rating Board ("ESRB"). SEGA of America Dreamcast, Inc. includes ESRB ratings on its games and includes the meanings of these ratings on its consumer software packages.

The ESRB is an independent entity established in 1994. It rates video games, websites and online games and reviews advertising created by the interactive game industry.

Mandatory government-imposed software products rating systems eventually may be adopted in many countries. Due to the uncertainties inherent in the implementation of such rating systems, confusion in the marketplace may occur and publishers may be required to modify or remove products from the market. However, the Company is unable to predict what effect, if any, such rating systems would have on its business. In addition, many foreign countries have laws which permit governmental entities to censor the content of certain works, including software. As a result, the Company and its subsidiaries may be required to modify some of their products or remove them from the market.

Law to Control Business that May Affect Public Morals

The Law to Control Business that May Affect Public Morals in Japan is applicable to amusement centres and includes regulations on location, hours of operation, minimum age requirements for customers and zoning regulations. In addition, an operator of the amusement centres must obtain a business licence from the relevant prefectual Public Safety Commission for each business location. The Company and its amusement centre operating subsidiaries have obtained licences to operate their respective amusement centres.

Intellectual Property

As at March 31, 2001, the Company had 2,246 trademarks, 295 registered designs and 331 patents and utility models (and had 256, 32 and 1,227 applications pending, respectively) in Japan and also had 3,658 trademarks, 749 registered designs and 578 patents and utility models (and had 1,002, 107 and 953 applications pending, respectively) overseas. In addition, the Company owns and has licences to use certain copyrights.

overseas.

The Company considers the intellectual property rights referred to above as important assets of the Company and, accordingly, it takes such steps as are necessary to protect such rights, including registration with appropriate authorities and, if necessary, legal proceedings.

Legal Proceedings

The Company was a party to a lawsuit pending before the Osaka High Court which ruled that sales of secondhand software did not infringe on the rights of original manufacturers including the Company. Such decision may adversely affect the markets for new software. The Company has appealed to the Supreme Court of Japan.

The Company has been negotiating to resolve a dispute with approximately 30 employees who are members of All-Japan Metal and Information Machinery Worker's Union ("JMIU"). As part of its restructuring plan, the Company changed the work places of a significant number of employees. 17 employees who are members of JMIU have refused such changes. The Company has been in discussions with them and the JMIU to attempt to resolve this impasse, but no resolution has so far been possible. Such employees have initiated a legal proceeding against the Company.

The Company enters into transactions with its overseas subsidiaries on a regular basis. The Inland Revenue in the United Kingdom challenged the pricing used by the Company in transactions with its subsidiary in the United Kingdom, the impact of which cannot be determined at the date of this Offering Circular. The Company might face similar actions in other jurisdictions where the Company enters into similar transactions.

The Company is also party to routine litigation incidental to its business.

Property

The following table sets out SEGA's principal properties in Japan as at March 31, 2001:

	Primary purpose of use	Total land owned (square metres)
Head office (office space)	Headquarters and consumer products sale	9,002.09
Head office No. 3 (office space)	Amusement machine sale and Amusement centre operation	3,394.76
Yako office (factories)	Amusement machine sale	34,844.20
Tokyo area (amusement centre)	Amusement centre operation	850.23
Kansai area (amusement centre)	Amusement centre operation	867.07

SEGA owns all of its principal properties other than one corporate office and leases all amusement centre properties except for two centres. As at March 31, 2001, the Company estimated that the aggregate book value of SEGA's property was slightly higher than its aggregate market value. As part of the restructuring plan, the Company intends to review its property holdings and dispose of certain properties including certain welfare facilities.

MANAGEMENT AND EMPLOYEES

Management

The Company's Articles of Incorporation provide that the Company shall have not more than 15 Directors and not more than four Corporate Auditors. Directors and Corporate Auditors are appointed at general meetings of shareholders. The normal term of office for Directors is two years and the normal term of office for Corporate Auditors is three years. The Board of Directors is responsible for the administration of the affairs of the Company and determines its business policy and other important matters.

The Board of Directors may appoint, by resolution, a Chairman, a Deputy Chairman, a President and one or more Deputy Presidents, Senior Managing Directors and Managing Directors. The Board of Directors elects Representative Directors, who have authority individually to represent the Company. The Corporate Auditors perform duties specified in the Commercial Code of Japan, which include the examination of the Company's financial statements, preparation of an audit report on the business and assets of the Company for each financial period and examination of administration by the Directors of the affairs of the Company.

Corporate Auditors may not be Directors or employees of the Company or its subsidiaries and are not required to be certified public accountants. They are entitled to attend meetings of the Board of Directors but are not entitled to vote. At least one Corporate Auditor of the Company must be a person who has not served as a director or manager or an employee of the Company or any of its subsidiaries during the five years immediately preceding that person's assumption of office.

ChuoAoyama Audit Corporation, independent certified public accountants, have been appointed as Auditors to the Company since 1984.

In 1998, the Company introduced the Executive Officer System to separate the functions of overall management decision making and corporate governance from the functions of the management of operations. Executive Officers are not Directors of the Company under the Commercial Code but are employees of the Company for Japanese law purposes. Executive Officers are appointed and removed by resolutions of the Board of Directors and have authorities to perform duties prescribed under the regulations of the Company.

As a result of the introduction of the Executive Officer System, members of the Board of Directors and the Executive Officers perform different roles, and their authority and responsibilities have been clarified. Introduction of the Executive Officer System was aimed at strengthening the functions of the Board of Directors by allowing it to concentrate on strategic decision making and on supervisory functions, while at the same time permitting the Executive Officers to focus on the conduct of particular areas of business, thereby enhancing the efficiency and speed of the management of operations.

The Directors and Corporate Auditors of the Company as at the date of this Offering Circular are as follows:

Full Name	Title
Yoshiji Fukushima	Chairman and Director
Hideki Sato	President and Representative Director
Akira Nagai	Senior Managing Director
Toshimichi Oyama	Senior Managing Director
Tetsuo Takakura	Managing Director
Hisashi Suzuki	Director
Masahiro Aozono	Director
Muneaki Masuda	Director
Kazutada Ieda	Standing Corporate Auditor
Iwao Nishi	Standing Corporate Auditor
Kinnosuke Miyazaki	Outside Corporate Auditor
Yoshiyasu Genma	Outside Corporate Auditor

The business address of the Directors and Corporate Auditors is 2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan.

companies on a full-time basis, except for Mr. Fukushima, Chairman and Representative Director of CSK Corporation, Mr. Aozono, President and Representative Director of CSK Corporation, CSK Venture Capital Co., Ltd., Digital Media Laboratories Co., Ltd., Okinawa CSK Corporation, CSK Systems Okinawa Corporation and CSK China Capital Holdings, Inc. and Mr. Masuda, President and Representative Director of Culture Convenience Club Co., Ltd.

The Executive Officers of the Company as at the date of this Offering Circular are as follows:

Full Name	Title	Responsibility
Tetsu Kayama	Co-Chief Operating Officer	Contents strategy
Shunichi Nakamura	Executive Officer	President's office and administration
Hidekazu Yukawa	Executive Officer	Promotion of Dreamcast
Nobuhisa Yamada	Executive Officer	Development of hardware products
Keiji Mori	Executive Officer	Amusement machines sales in Japan
Yu Suzuki	Officer	Development of software products
Hirohisa Sato	Officer	Character products
Hisao Oguchi	Officer	Development of software products
Shouichi Yamazaki	Officer	Finance and accounting
Takeshi Uehara	Officer	Amusement machines sales overseas
Masanao Maeda	Officer	Planning of software title line-ups
Tokinori Kaneyasu	Officer	Research and development
Yuji Naka	Officer	Development of software products
Toshiya Tabata	Officer	Planning of amusement centre operations
Seigo Tahira	Officer	Marketing of consumer products
Akira Sugano	Officer	Group strategy

Employees and Labour Relations

The number of employees employed by SEGA as at March 31, 2000 and 2001 were 4,583 and 4,189 full-time employees, respectively. Historically, the Company has had a low turnover rate for its employees including key personnel. Pursuant to the restructuring plan, the Company implemented an early retirement programme in February 2001 for which approximately 200 employees applied. The Company assists such employees in finding new positions with its subsidiaries or other companies. The Company hires part-time employees mainly for amusement centre operations.

The Company has two labour unions. The Japanese Association of Metal Machinery and Manufacturing Workers was organised with approximately 700 union members (as at March 31, 2001), representing approximately 25.5 per cent of all full-time employees of the Company. The relationship between the labour union and the Company is good and there is no labour disputes.

Approximately 30 employees belong to JMIU, another trade union. The relationship between this labour union and the Company is poor and the Company has found it difficult to engage this organisation in a constructive dialogue. A dispute is currently pending over the transfer of certain employees. See "Business — Legal Proceedings".

The retirement age for the Company's employees, other than Directors and Corporate Auditors, is 60. Employees are generally entitled to receive upon retirement or earlier termination of their employment a lump sum payment and/or pension based upon their years of service, their basic pay at the time of termination of employment and certain other factors.

Stock Option Plan

The Company has adopted the following stock option plans:

(1) At the General Meeting of Shareholders held on June 26, 1998, the shareholders of the Company approved a stock option plan for certain Directors and employees. Under the plan, options for 70,000 Shares and 221,000 Shares were granted to five Directors and 118 employees, respectively, at March 31, 1999. All options are exercisable at an exercise price of ¥2,835 from July 1, 1999, through June 30, 2002. The exercise price will be subject to adjustments if there are stock splits or additional shares issued for less than the ongoing market price.

approved a stock option plan for certain Directors and employees. Under the plan, options for 97,000 Shares and 227,100 Shares were granted to seven Directors and 246 employees, respectively, at March 31, 2000. All options are exercisable at an exercise price of ¥2,096 from July 1, 1999, through June 30, 2002. The exercise price will be subject to adjustments if there are stock splits or additional shares issued for less than the ongoing market price.

(3) *In addition, at the General Meeting of Shareholders held on June 29, 2000,* the shareholders of the Company approved another stock option plan for certain Directors and employees. Under the plan, options for 152,000 Shares and 539,500 Shares would be granted to 11 Directors and 325 employees, respectively. These new options to be granted will be exercisable at an exercise price of ¥1,813 from July 31, 2000, through June 30, 2002. The exercise price will be subject to adjustments if there are stock splits or additional shares issued for less than the ongoing market price.

The Company carries on some of its operations through subsidiaries (being companies in which the Company holds, directly or indirectly, more than 50 per cent of the issued share capital or companies in which the Company holds, directly or indirectly, not less than 40 per cent but no more than 50 per cent of the issued share capital and where the Company exercises control) and affiliates (being companies in which the Company holds, directly or indirectly, not less than 20 per cent and not more than 50 per cent of the issued share capital or companies in which the Company holds, directly or indirectly, not less than 15 per cent but not less than 20 per cent of the issued share capital and where the Company has significant influence.)

As at March 31, 2001, the Company had 64 subsidiaries including 54 consolidated. As at the same date, the Company had 15 affiliates, 6 of which were accounted for by the equity method. As a part of the restructuring plan, the Company may rationalise or dispose of its subsidiaries and affiliates.

The following table sets out certain information as at March 31, 2001 with respect to the Company's principal subsidiaries and affiliates which were accounted for by the equity method:

Name	Issued share capital	Percentage (directly or indirectly) owned by the Company	Principal business
	(Millions of yen)	(per cent)	
Consumer Products			
(Japan)			
WOW ENTERTAINMENT INC.[1]	120	100.0	Development of consumer products software
HITMAKER CO., LTD.[1]	140	100.0	Development of consumer products software
AMUSEMENT VISION LTD.[1]	60	100.0	Development of consumer products software
SEGA ROSSO, CO. LTD.[1]	40	100.0	Development of consumer products software
SMILEBIT, CORPORATION[1]	120	100.0	Development of consumer products software
OVERWORKS, LTD.[1]	100	100.0	Development of consumer products software
SONICTEAM, LTD.[1]	80	100.0	Development of consumer products software
UNITED GAME ARTISTS LTD.[1]	40	100.0	Development of consumer products software
WAVEMASTER., INC.[1]	13	85.3	Development of consumer products software
SEGA TOYS LTD.	333	73.6	Sale of consumer products
TMS ENTERTAINMENT LTD.[2]	8,816	21.5	Planning, production, sale and import of animation movies

Name	Issued share capital (Millions of yen)	indirectly) owned by the Company (per cent)	Principal business
(Overseas)			
VISUAL CONCEPTS ENTERTAINMENT INC.	373[2]	100.0	Development of consumer products software
SEGA OF AMERICA DREAMCAST, INC.	5,191[2]	100.0	Import and sale of consumer products
SEGA EUROPE LTD.	38,245[3]	100.0	Import and sale of consumer products
Amusement Machines			
(Japan)			
S.G.S. CO., LTD.	200	78.0	Sale and lease amusement machines
(Overseas)			
SEGA ENTERPRISES, INC. (U.S.A.)	13,629[2]	100.0	Sale of amusement machines and amusement centre operations in the U.S.
SEGA AMUSEMENTS EUROPE	2,767[3]	100.0	Import and sale of amusement machines in Europe
SGE HOLDINGS LTD.	2,303[3]	100.0	Production and sale of gaming machines in Europe
Amusement Centre Operations			
(Domestic)			
SEGA AMUSEMENT HIGASHI-NIHON, LTD.[1]	200	100.0	Amusement centre operations in the eastern regions
SEGA AMUSEMENT TOKYO, LTD.[1]	200	100.0	Amusement centre operations in Tokyo
SEGA AMUSEMENT TOKAI, LTD.[1]	200	100.0	Amusement centre operations in Tokai region
SEGA AMUSEMENT KANSAI, LTD.[1]	200	100.0	Amusement centre operations in Kansai region
SEGA AMUSEMENT NISHI-NIHON, LTD.[1]	200	100.0	Amusement centre operations in the western regions
OASYSPARK LTD.	473	53.9	Amusement centre operations in a highway parking area

Name	Issued share capital	indirectly) owned by the Company	Principal business
	(Millions of yen)	(per cent)	
Others			
SEGA MUSIC NETWORKS CO., LTD.	400	75.0	Production and sales of karaoke machines and music contents service
ISAO CORPORATION[4]	2,775	46.6	Network business
SEGA LOGISTICS SERVICE LTD.	200	75.0	Distribution

Notes:

(1) These companies were established during the year ended March 31, 2001.

(2) Translated into dollars at the rate of ¥123.9=$1, being the effective exchange rate prevailing on March 31, 2001.

(3) Translated into sterling pounds at the rate of ¥177.14=£1, being the effective exchange rate prevailing on March 31, 2001.

(4) These companies were affiliates which were accounted for by the equity method.

Set out below is certain information concerning the Shares, including brief summaries of certain provisions of the Articles of Incorporation and Share Handling Regulations of the Company and of the Commercial Code relating to joint stock corporations (*kabushiki kaisha*) and certain related legislation, all as currently in effect.

General

The presently authorised capital stock of the Company is 600,000,000 Shares, which may be issued with a par value of ¥50 per Share or without a par value. The Commercial Code requires that shares be in registered form. All of the presently outstanding Shares of the Company have a par value of ¥50 per Share. The Company may, by a resolution of the Board of Directors, convert par value Shares into non-par value Shares or *vice versa*. Under the Commercial Code shares are transferable by delivery of share certificate, but in order to assert shareholders' rights against the Company, the transferee must have its name registered in the Company's register of shareholders. Shareholders are required to file their names, addresses and seals with The Sumitomo Trust and Banking Company, Limited, the transfer agent for the Company, and foreign shareholders may file a specimen signature in lieu of a seal impression. Shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan.

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to the Shares. Pursuant to this system, a holder of Shares is able to choose, at his discretion, to participate in this system and all certificates of Shares elected to be put into this system are deposited with the central clearing system (through a participating institution having a clearing account with the clearing house, if the holder is not such a participating institution) and all such Shares are registered in the name of the clearing house, Japan Securities Depository Centre ("JASDEC"), on the Company's register of shareholders. Each participating shareholder is, in turn, registered in the register of beneficial shareholders of the Company and treated in the same way as shareholders registered on the Company's register of shareholders. In connection with the transfer of Shares held under this system, entry of the share transfer in the book maintained by JASDEC for the participating institutions and/or the book maintained by each participating institution for its customers shall have the same effect as delivery of share certificates. The system is intended to reduce the paperwork required in connection with the transfer of title to share certificate.

Settlement

Settlement of transactions concerning shares listed on any of the stock exchanges in Japan normally will be effected on the fourth dealing day after the transaction. Settlement in Japan is made by physical delivery of share certificates or through JASDEC as described above.

As described above, shareholders not resident in Japan are required to provide a mailing address within Japan or to appoint a standing proxy in Japan. The transfer of shares and registration of purchases and the application for reduced withholding tax can usually be handled by a local standing proxy. See "Japanese Taxation".

Dividends

The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31, of each year and that dividends, if any, shall be paid to the shareholders of record as of the end of such period. Additionally, the Company may by resolution of the Board of Directors make interim dividend payments in cash to shareholders of record as at September 30, in each year.

Under its Articles of Incorporation, the Company is not obliged to pay any dividends unclaimed for a period of three years after the date on which they first became payable.

The Commercial Code provides that the Company may not make any distribution of profits by way of dividend or interim dividend for any financial year unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid out by the Company as an appropriation of retained earnings (including any payments by way of annual dividend and bonuses to Directors and

is at least one-quarter of its stated capital. The Commercial Code permits the Company to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of (i) its stated capital, (ii) its additional paid-in capital, (iii) its accumulated legal reserve, (iv) the legal reserve, if any, to be set aside in respect of the amount of the payment by way of appropriation of retained earnings for the relevant financial year and (v) the excess, if any, of unamortised expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of the amounts referred to in (ii), (iii) and (iv) above. If the Company has on its balance sheet a number of Shares that the Company has acquired for the purpose of transferring the same to its Directors and/or employees pursuant to the Commercial Code but such Shares are yet to be transferred, (vi) the book value of such Shares shall be deducted from the amount available for payment of annual dividends. If the Company has on its balance sheet assets which are evaluated by their market prices, and the aggregate amount of these assets exceeds the aggregate amount of their acquisition costs, (vii) such excess amount shall be deducted from the amount available for payment of annual dividends. In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of the Company's accounts, and adjusted to reflect any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof and any subsequent transfer of retained earnings to stated capital, provided that interim dividends may not be paid where there is a risk that at the end of the financial year net assets might be less than the aggregate of the amounts referred to in (i), (ii), (iii), (iv), (v), (vi) and (vii) above and in addition to the deduction with respect to the Shares acquired by the Company pursuant to the Commercial Code referred to the above, if the Company's shareholders have adopted a resolution for the Company's purchase of Shares for the purpose of transferring the same to its Directors and/or employees or for the purpose of cancelling the same pursuant to the Commercial Code, the total amount of the purchase price authorised by such resolution will, so long as the resolution has not expired, and whether or not any purchase has been effected, also be deducted from the amount available for interim dividends.

The Commercial Code, currently in effect, does not provide for "stock dividends". However, under the Commercial Code, the shareholders may by resolution transfer any amount which is distributable as dividends to stated capital and the Board of Directors may by resolution issue additional Shares by way of stock split up to the aggregate par value equal to the amount so transferred; thus, the same effect as a stock dividend can be achieved.

Under the Commercial Code, no dividends may be paid on treasury shares.

In Japan, the ex-dividend date and record date for dividends (see "Record Date and Closing of Register of Shareholders" below) precede the date of determination of the amount of the dividend to be paid.

For information as to Japanese taxes on dividends, see "Japanese Taxation" below.

Capital and Reserves

The entire amount of the issue price of all issued Shares is required to be accounted for as stated capital, although the Company may account for an amount not exceeding one-half of such issue price as additional paid in capital (subject to the remainder being not less than the total par value of the new Shares being issued). The Company may at any time transfer the whole or any part of additional paid in capital and legal reserve to stated capital by resolution of the Board of Directors. The whole or any part of retained earnings which may be distributed as annual dividends may also be transferred to stated capital by resolution of an ordinary general meeting of shareholders.

Stock Splits

The Company may, upon giving a prior public notice to shareholders, at any time split the outstanding Shares into a greater number of Shares by resolution of the Board of Directors if (i) the total par value of the Shares in issue after the stock split does not exceed the stated capital and (ii) the net assets of the Company (as appearing in the latest balance sheet) divided by the number of the Shares in issue after the stock split is at least ¥500. Generally, unless a stock split involves a change in the par value of the Shares (which would be subject to shareholders' approval), shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional Shares resulting from the stock split will be issued to shareholders subject to the limitations under the unit share system as described below. If exchange of share certificates is not

less than two weeks prior to such record date and, in addition, promptly after the stock split takes effect, give notice to each shareholder specifying the number of Shares to which such shareholder is entitled by virtue of the stock split. If exchange of share certificates is required, the Company must give public notice (and, in addition, notice to each shareholder) that, within a period of not less than one month specified in such notice, share certificates must be submitted to the Company for exchange.

For information as to the treatment under Japanese tax law of a stock split, see "Taxation—Japanese Taxation".

Unit Share System

Pursuant to the Commercial Code, the Company has adopted 100 Shares as one "unit" of Shares.

Transferability of Shares representing less than one unit

Certificates for Shares representing less than one unit may only be issued except in certain limited cases described below. Since the transfer of Shares normally requires delivery of the relevant share certificates, Shares constituting a fraction of a unit for which no share certificates are issued are not transferable. Shares representing less than one unit for which share certificates issued prior to the adoption of the unit share system in 1982 continue to be transferable, but the transfer may be registered on the Company's register of shareholders only if the transferee is already a registered shareholder.

Right of a holder of Shares representing less than one unit to require the Company to purchase such Shares

A holder of Shares representing less than one unit may at any time require the Company to purchase such Shares at the closing price of the Share as reported by the Tokyo Stock Exchange on the day when such request is made or, if no sale takes place on such exchange on such day, then the first price at which a sale of the Shares is effected on such exchange thereafter, less any applicable brokerage commission.

Other rights of a holder of Shares representing less than one unit

A holder of Shares representing less than one unit is entitled as a shareholder to receive (i) annual and interim dividends, (ii) shares issuable upon or cash payable upon a cancellation, consolidation, or conversion of Shares or a stock split or upon merger share exchange, share transfer or split of the Company, (iii) subscription rights with respect to new Shares, convertible bonds and bonds with warrants to subscribe for Shares if such rights are granted to shareholders, and (iv) any distribution of residual assets upon the liquidation of the Company; and has also certain other rights, including the right to require the Company to issue replacement share certificates for lost, stolen or destroyed share certificates. All other rights of shareholders, including voting rights, the right to institute derivative actions and the right to examine the Company's books and records, may not be exercised with respect to Shares representing less than one unit.

Voting rights of a holder of Shares representing less than one unit

As mentioned above, a holder of Shares representing less than one unit cannot exercise any voting rights with respect to such Shares. In calculating the quorum for various voting purposes, the aggregate number of Shares representing less than one unit will be excluded from the number of outstanding Shares. A holder of Shares representing one or more whole units will have one vote for each such Share, except as stated in "—Voting rights" below.

Consolidation by operation of law of Shares constituting one unit into one share

The Commercial Code contains provisions to the effect that, on a date to be specified by separate legislation, shares constituting one unit will be deemed to be consolidated into one share. When the bill specifying such date will be submitted is unknown at present. If the consolidation takes place, the holder of any fractional Share constituting one-hundredth of one Share or any integral multiple thereof

fractional Shares, and the holder of any fractional Share representing less than a whole hundredth of one Share will be entitled to receive a cash payment. A registered holder of fractional shares may request that a company issue certificates therefor, unless its articles of incorporation provide otherwise (and the Articles of Incorporation of the Company do not so provide as at the date of this Offering Circular), in which case such holder may request that the company purchase such fractional shares. Fractional shares will not carry voting rights and, unless the articles of incorporation provide otherwise, the entitlement thereof will be limited and will not include the right to receive dividends.

General Meetings of Shareholders

The ordinary general meeting of shareholders to settle accounts of the Company for each financial period is normally held in June of each year in Tokyo. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary.

Notice of a shareholders' meeting, stating the place, the time and the purpose thereof, must be despatched to each shareholder having voting rights (or, in the case of a non-resident shareholder, to its standing resident proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. The record date for an ordinary meeting of shareholders is March 31.

Any shareholder or group of shareholders holding at least 300 units of Shares (as described in the section "—Unit Share System" above) or one per cent of the total number of outstanding Shares for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to the Board of Directors at least six weeks prior to the date of such meeting.

Voting Rights

A shareholder is entitled to one vote per Share subject to the limitations on voting rights set forth in the following paragraph and the section "—Unit Share System—Voting rights of a holder of Shares representing less than one unit" above. Except as otherwise provided by law or in the Articles of Incorporation of the Company, the quorum for a resolution of a general meeting of shareholders shall be a majority of the total number of outstanding Shares having voting rights and a resolution shall be adopted by a majority vote of the shareholders present thereat. In calculating the quorum for various voting purposes, the aggregate number of Shares constituting less than a full unit is disregarded. The Commercial Code and the Articles of Incorporation of the Company provide, however, that the quorum for election of Directors and Corporate Auditors shall be shareholders present at the general meeting of shareholders therefor holding not less than one-third of the total number of outstanding Shares having voting rights. The Company's shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also holders of Shares with voting rights. The Company's shareholders may cast their votes in writing unless the Company solicits proxies from all shareholders having voting rights.

A corporate shareholder, more than one-quarter of whose outstanding Shares are directly or indirectly owned by the Company, may not exercise any voting rights in respect of any Shares held by it. The Company cannot exercise any voting rights in respect of any Shares held by it.

The Commercial Code provides that, in order to amend the Articles of Incorporation and in certain other instances (including a reduction of the stated capital, the removal of a Director or Corporate Auditor, the dissolution, merger or consolidation with any other company or formation of a parent company by way of stock exchange or stock transfer, the transfer of the whole or a material part of its business, the taking over of the whole of the business of any other company, the split of the company into two or more companies, the offering to persons other than all shareholders of new Shares at a "specially favourable" price or of convertible bonds with "specially favourable" conversion conditions or of bonds with warrants or rights to subscribe for new Shares with "specially favourable" conditions or the granting to Directors or employees rights to subscribe for new Shares), the quorum for a resolution thereof at the general meeting of shareholders shall be shareholders present thereat holding a majority of the total number of outstanding Shares having voting rights and the approval of the holders of at least two-thirds of the Shares having voting rights represented at the meeting is required.

Under the Commercial Code, treasury shares bear no voting rights.

Holders of Shares have no pre-emptive rights under the Company's Articles of Incorporation. Authorised but unissued Shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new Shares at a "specially favourable" price mentioned in "—Voting Rights" above. The Board of Directors may, however, determine that shareholders be given subscription rights regarding a particular issue of new Shares, in which case they must be given on uniform terms to all holders of Shares as at a record date of which not less than two weeks' prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

Rights to subscribe for Shares may be made generally transferable by the Board of Directors. Whether the Company will make subscription rights generally transferable in future rights issues will depend upon the circumstances at the time of such issues. If subscription rights are not made generally transferable, transfers by an individual being a non-resident of Japan or a corporation established under the laws of a foreign country or having its principal business office outside Japan will be enforceable against the Company and third parties only if prior written consent to each such transfer is obtained from the Company. When such consent is necessary in the future for the transfer of subscription rights the Company intends to consent, on request, to such transfers by such a transferor.

The Commercial Code permits the Company to grant subscription rights for new Shares to its Directors and/or employees by special resolution of shareholders which requires the quorum of a majority of the total number of outstanding Shares having voting rights and the approval of the holders of at least two-thirds of the Shares having voting rights represented at the meeting if the Company's Articles of Incorporation authorise it and there are justifiable reasons for doing so. The Commercial Code requires, among other things, that the number of new Shares to be issued by exercise of such subscription rights (together with the number of Shares purchased by the Company for the purpose of transferring the same but not transferred to its Directors and/or employees) must not exceed 10 per cent of all issued Shares and that such subscription rights can not be transferred. The Company can introduce a stock option plan by granting subscription rights and the Company's Articles of Incorporation approved this kind of stock option plan.

Dilution

In the future, it is possible that market conditions and other factors might make rights offering to shareholders at par or at a price substantially below the market price of the Shares desirable. If the number of Shares involved in such an offering is substantial in relation to the number of Shares outstanding and the market price exceeds the issue price of the Shares, a shareholder who does not exercise and is unable otherwise to realise the full value of its subscription rights would suffer economic dilution of its equity interest in the Company.

Liquidation Rights

In the event of the liquidation of the Company, any assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the holders of Shares in proportion to the respective number of Shares which they hold.

Liability for Further Calls or Assessments

All the presently outstanding Shares, including the Shares issued upon conversion of the Bonds, as the case may be, are fully-paid and non-assessable.

The Sumitomo Trust and Banking Company, Limited is the transfer agent for the Company. As such transfer agent, its office at 4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo keeps the Company's register of shareholders and beneficial shareholders and makes transfers of record ownership upon presentation of the certificates representing the transferred Shares.

Record Date and Closing of Register of Shareholders

March 31 is the record date for the Company's annual dividends and September 30 is the record date for the Company's interim dividends. The shareholders who are registered as the holders of 100

each March 31 are also entitled to exercise shareholder's rights at the ordinary general meeting of shareholders with respect to the financial period ending on such March 31. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks' prior public notice.

The price of the Shares generally goes ex-dividend or ex-rights on stock exchanges in Japan on the third business day prior to a record date (or, if the record date is not a business day, the fourth business day prior thereto) for the purpose of dividends or rights issues.

Reports to Shareholders

The Company currently furnishes its shareholders notices of shareholders' meetings, annual business reports, including financial statements, and notices of resolutions adopted at shareholders' meetings, all of which are in Japanese.

The Company publishes all notices to shareholders in Japanese in Nihon Keizai Shimbun, a generally circulated Japanese newspaper.

Repurchase of Shares

Except as otherwise permitted by the Commercial Code, neither the Company nor any of its subsidiaries may acquire Shares since such acquisition may endanger the full payment for the capital if resulted in the reduction of capital which is permitted only upon complying with and meeting the strict procedures and conditions and may enable the Company to engage in the stipulations in market price of own Shares. Under the Commercial Code, the Company may acquire Shares, among other situations, (x) for their cancellation in the context of a reduction of the stated capital in the manner provided in the Commercial Code and (y) in response to a shareholder's request for purchase of Shares representing less than one unit. See "—Unit Share System". Shares so purchased must be sold or otherwise transferred to a third party within a reasonable period thereafter.

In addition, under the Commercial Code and the Law on the Special Cancellation of Shares (the "Special Cancellation Law"), the Company may acquire Shares for the following purposes, subject to the authorisation of shareholders at an ordinary general meeting: (i) for the purpose of transferring Shares to its directors and/or employees if there exists a justifiable reason therefor or (ii) for the purpose of canceling Shares against retained earnings.

The Company's acquisition of the Shares for the purpose of (i) above is subject to, among other things, the following restrictions: (a) the sum total of Shares acquired but not transferred by the Company for the purpose of transferring Shares to its directors or employees and new Shares to be granted to its directors nd employees shall not exceed 10 per cent of all issued shares; (b) the total amount of the purchase price must not exceed the amount of the retained earnings available for dividend payments minus the amount to be paid by way of appropriation of retained earnings for the financial year and the amount of retained earnings to be capitalised if any; and (c) such acquisition must be made through a stock exchange or by way of a tender offer. The Company's acquisition of the Shares for the purpose of (ii) above is subject to, among other things, the same restrictions as described in (b) and (c) above.

Further, the Special Cancellation Law provides that shares may be purchased for the purpose of (ii) above by a resolution of the board of directors, if the articles of incorporation so provide and the board of directors deems such an acquisition especially necessary in view of general economic conditions, the business and financial condition of the company and other factors. The number of shares to be so acquired must be provided in such articles of incorporation, and may not exceed 10 per cent of the total number of shares in issue, and the total amount of the purchase price of the shares so acquired by such resolution of the board of directors may not exceed one-half of the amount referred to in (b) above. As of the date of this Offering Circular, the Articles of Incorporation of the Company does not contain such a provision.

As of the date of this Offering Circular, neither the Company's shareholders nor the Board of Directors have authorised an acquisition for the purpose of (i) or (ii) above.

Under a provisional amendment to the Special Cancellation Law which is presently effective (with certain transactional exceptions), the Company may acquire its Shares for the purpose of cancellation using additional paid-in capital by resolution of the Board of Directors if its Articles of Incorporation so provide and if the Board of Directors deems it especially necessary to do so in view of general economic conditions, its business and financial condition and other factors. At present, the Company's Articles of Incorporation do not contain such provision.

The Company acquired 19,865,718 Shares through a donation by the late Mr. Isao Okawa on January 31, 2001 and holds such Shares as treasury shares. While the Commercial Code does not have an explicit provision to permit the acquisition of the Shares by donation, such donation is considered to be valid and falls under the exception to the prohibitions on the holding by the Company of its own Shares since there is no risk for the capital reduction nor stipulations of own Shares.

As at the date of this Offering Circular, the amendments to the Commercial Code which will permit a company to acquire and hold its own shares, under certain conditions, are under consideration at the Diet.

Foreign Exchange Regulations

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances issued thereunder (the "Foreign Exchange Regulations") govern certain matters relating to the issue of the Bonds by the Company and the acquisition and holding of Shares by "exchange non-residents" and "foreign investors", as defined below. The Foreign Exchange Regulations as currently in effect do not affect transactions between exchange non-residents to purchase or sell Bonds outside Japan.

"Exchange non-residents" are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, branch and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents of Japan.

"Foreign investors" are defined to be (i) individuals not resident in Japan, (ii) corporations which are organised under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations not less than 50 per cent of the shares of which are held by individuals or corporations falling within (i) and/or (ii) above or a majority of the officers (or officers having the power of representation) of which are non-resident individuals.

Issue of the Bonds

Under the Foreign Exchange Regulations, the issue and offering of the Bonds are not subject to any prior filing requirement except that the Minister of Finance may require a prior approval for such issue and offering in certain exceptional circumstances. The Company is required to file a report concerning such issue and offering with the Minister of Finance within 20 days of the closing date.

Under the Foreign Exchange Regulations, payment of principal on the Bonds and any additional amounts payable pursuant to the Conditions of the Bonds, may in general be made without any restriction.

Acquisition of Shares

In general, an acquisition of shares of a Japanese company by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements except that the Minister of Finance may require a prior approval for any such acquisition in certain exceptional circumstances.

If a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange or traded on an over-the-counter market in Japan ("listed shares") and, as a result of such acquisition (whether from a resident of Japan, another foreign investor or from or through a designated securities company), aggregated with existing holdings (if any), the foreign investor directly or indirectly holds 10 per cent or more of the issued shares of the relevant company, the foreign investor is, in general, required to report such acquisition to the Minister of Finance and any other competent Ministers within 15 days from and including the date of such acquisition. In certain exceptional cases, a prior notification is required in respect of such an acquisition.

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, Shares held by exchange non-residents may in general be converted into any foreign currency and repatriated abroad. The acquisition of Shares by exchange non-residents by way of stock split is not subject to any of the foregoing notification or reporting requirements.

Reporting of Substantial Shareholdings

The Securities and Exchange Law requires of Japan (the "Securities and Exchange Law") any person who has become, beneficially and solely or jointly, a holder of more than five per cent of the total issued voting shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter markets in Japan, to file with the Director of the competent local Finance Bureau of the Minister of Finance of Japan within five business days a report

concerning such shareholdings. A similar report must also be made in respect of any subsequent change of one per cent or more in any such holding. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of warrants are taken into account in determining both the size of his holding and the company's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

The following is a summary of the principal Japanese tax consequences for owners of the Bonds or Shares who are non-resident individuals of Japan or non-Japanese corporations. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or double taxation conventions or their interpretations occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are urged to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of the Bonds or Shares, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

Bonds

Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale outside Japan of the Bonds are in general not subject to Japanese income or corporate tax. Gains derived from the sale in Japan of the Bonds by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income or corporate tax.

There are no Japanese taxes payable on conversion of the Bonds.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired the Bonds as legatee, heir or donee.

No stamp, issue, registration or similar taxes or duties will, under present Japanese law, be payable in Japan by the holders of the Bonds in connection with the issue of the Bonds.

Shares

Generally, a non-resident holder of Shares is subject to Japanese withholding tax on dividends paid by the Company and the Company will assume responsibility for such withholding of tax at source. Stock splits, except when treated as dividends in certain conditions, are not subject to Japanese income or corporation tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by the Company to non-resident holders is 20 per cent Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced to, in most cases, 15 per cent or a lower percentage for portfolio investors, with, *inter alia*, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends by the Company are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through the Company to the relevant tax authority before payment of dividends. A standing proxy for non-resident holders may provide such application service. Holders of Shares who are Japanese non-resident holders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

Gains derived from the sale outside Japan of Shares, or from the sale of Shares within Japan by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan, are, in general, not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired Shares as legatee, heir or donee, even if neither the individual nor the decedent nor the donor is a Japanese resident.

The Company and the managers for the Offering (the "Managers") named below have entered into a subscription agreement as of May 31, 2001 with respect to the Bonds. Subject to certain conditions, each Manager has severally agreed to purchase the principal amount of Bonds indicated in the following table. Goldman Sachs International is the representative of the Managers.

Managers	Principal Amount of Bonds
Goldman Sachs International	¥40,000,000,000
Daiwa Securities SMBC Europe Limited	¥ 5,000,000,000
Mizuho International plc	¥ 2,500,000,000
Sanwa International plc	¥ 2,500,000,000
Total	¥50,000,000,000

The purchase price for the Bonds will be the offering price set forth on the cover page of this Offering Circular (the "Bond Offering Price") less an underwriting discount of 2.5 per cent of the principal amount of the Bonds. The Managers propose to offer the Bonds at the Bond Offering Price. After the Bonds are released for sale, the representative may change the offering price and other selling terms.

The Bonds and the Shares issuable upon conversion of the Bonds have not been and will not be registered under the Securities Act for offer or sale as part of their distribution. The Bonds are subject to U.S. tax law requirements. Accordingly, the Bonds may not be offered, sold or delivered in the United States or its possessions or to or for the account or the benefit of United States persons.

The Company has agreed to pay all costs in connection with the issue of the Bonds and to reimburse the Managers for certain of their expenses in connection with the issue of the Bonds. The Company has also agreed to indemnify the Managers against certain liabilities in connection with the offer and sale of the Bonds.

The Company has been advised by Goldman Sachs International, on behalf of the Managers that (a) the Managers propose to offer and sell the Bonds outside the United States in offshore transactions in reliance on Regulation S under the Securities Act and in accordance with applicable law and (b) the Managers propose to sell the Bonds to investors in Japan through their respective selling agents, which must be broker dealers registered as such under the Securities and Exchange Law and the Law Regarding Foreign Securities Companies of Japan, a cabinet order and the ministerial ordinance thereunder (the "Foreign Securities Companies Law") in reliance of the Securities and Exchange Law and the Foreign Securities Companies Law.

The Bonds have been registered under the Securities and Exchange Law, a cabinet order and the ministerial ordinance thereunder for offering in Japan as a part of the Offering.

Each Manager has acknowledged and agreed that it will not offer, sell or deliver any Bonds, or offer to sell Shares issuable on conversion of the Bonds, (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the Offering and the Closing Date (as defined in the Subscription Agreement) within the United States or to, or for the account or benefit of, U.S. persons. The Managers will send to each dealer to which it sells the Bonds or Shares issuable on the conversion of the Bonds during such 40-day period a confirmation or other notice setting forth the restrictions on offers or sales of the Bonds or Shares issuable on conversion of the Bonds within the United States or to, or for the account or benefit of U.S. persons.

In addition, until the expiration of the 40-day period referred to above, after the commencement of the Offering, an offer or sale of the Bonds or Shares issuable on conversion of the Bonds within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Each Manager has also represented and agreed that (i) it has not offered or sold and, prior to the expiry of the period of six months from the Closing Date will not offer or sell any Bonds or Shares (together, the "Securities") to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended), (ii) it has complied and will comply with all applicable

Securities in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on, and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Securities to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

The Company has agreed that it will not, and will procure that none of its directors and officers will for a period of 90 days after the Closing Date, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of securities substantially similar to the Bonds or the Shares (including but not limited to any securities convertible into or exchangeable for Shares or which carry rights to subscribe or purchase Shares) or enter into a transaction (including a derivative transaction) having an effect on the market in the Shares similar to that of a sale or publicly announce any intention to do any of such things or deposit any Shares (or any securities convertible into or exchangeable for Shares or which carry rights to subscribe or purchase Shares) in any depositary receipt facility, without the prior written consent of Goldman Sachs International on behalf of the Managers, other than (i) Shares to be issued upon conversion of securities convertible into Shares outstanding on the date hereof, (ii) Shares (or any securities convertible into or exchangeable for or which carry rights to subscribe or purchase Shares), issued, offered, allotted, appropriated, modified or granted to employees (including directors) or former employees of the Company, its subsidiaries and/or affiliates or persons related to such employees (including directors) or former employees, directly or indirectly, pursuant to any employee share scheme or arrangement for any one or more employees generally or as required by law and (iii) Shares held as treasury stock to be disposed due to a change in law or regulation (including interpretations thereof) in Japan after the date hereof requiring such disposal, provided that the prior written consent of Goldman Sachs International on behalf of the Managers (which consent shall not be unreasonably withheld or delayed) shall have been obtained.

CSK Corporation has agreed that it will not for a period of 90 days after the Closing Date, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Shares or any options or warrants to purchase any Shares, or any securities convertible into, exchangeable for or that represent the right to receive Shares whether now owned or hereinafter acquired, owned directly by it (including holding as a custodian) or with respect to which it has beneficial ownership without the prior written consent of Goldman Sachs International on behalf of the Managers other than (i) as a *bona fide* gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, or (ii) to any wholly-owned subsidiary; provided, however, that in any such case, a condition to the transfer shall be that the transferee execute an agreement stating that the transferee is receiving and holding such Shares subject to the provisions of the lock-up agreement (as outlined above) entered into between CSK Corporation and Goldman Sachs International as representative of the Managers and there shall be no further transfer of such Shares except in accordance with such Agreement, and provided further that any such transfer shall not involve a disposition for value.

In connection with the Offering, the Managers may purchase and sell the Bonds and Shares in the open market. These transactions may include over-allotment and stabilising transactions and purchases to cover syndicate short positions created in connection with the Offering. Short sales involve the sale by the Managers of a greater number of Bonds than they are required to purchase from the Company in the Offering. Stabilising transactions consist of certain bids or purchases for the purpose of preventing or retrading a decline in the market price of the Bonds and Shares while the Offering is in progress.

The Managers also may impose a penalty bid. This occurs when a particular Manager repays to the Managers a portion of the underwriting discount received by it because the Managers have repurchased Bonds sold by or for the account of such Manager in stabilising or short covering transactions.

These activities may stabilise, maintain or otherwise affect the market price of the Bonds and Shares. As a result, the price of the Bonds and Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Managers at any time. These transactions may be effected in the over-the-counter market or otherwise.

Under Japanese law, stabilisation is permitted, during the period between the day next following the determination of the terms of an issue and the closing, only to facilitate the offering of securities

ministerial ordinances thereunder and certain rules and regulations of the stock exchanges where the stabilisation transactions are effected. The cabinet order and ministerial ordinances regulate, among other things, the highest prices at which the securities can be treated for stabilisation purposes. The securities company through which the stabilisation transactions are conducted must comply with various reporting requirements laid down by the said law, cabinet order, ministerial ordinances, rules and regulations.

Stabilisation activities carried out in accordance with the foregoing may at present legally be conducted by the "underwriters" (as the term is defined in the Securities and Exchange Law) to an issue, the directors and corporate auditors of the issuer, certain affiliates of the issuer, the directors and corporate auditors of subsidiaries and certain affiliated companies of the issuer and such other parties as may be designated by the issuer in its report to the stock exchanges on which its securities are listed. Such activities may not be carried out by or for the account of the issuer itself or any of its subsidiaries. In connection with the issue of the Bonds, the Company has undertaken with the Managers that it will not, without the consent of Goldman Sachs International prior to 30 days after the Closing Date, effect or enter into, or cause or permit any of its Directors, its Corporate Auditors or any other parties who may otherwise be permitted under Japanese law to engage in stabilisation transactions to effect or enter into, any transactions (in the open market or otherwise) or effect or enter into any other arrangements the object or effect of which would be to stabilise or maintain the market price of the Bonds and/or the Shares at levels which might not otherwise prevail.

(1) The issue of the Bonds was authorised by resolutions dated May 29, 2001 and June 1, 2001 (in Tokyo which was May 31, 2001 in London) of the Board of Directors of the Company.

(2) Application has been made to list the Bonds on the Luxembourg Stock Exchange. A legal notice relating to the issue, and the Articles of Incorporation, the Regulations of the Board of Directors and the Share Handling Regulations of the Company will be registered with the *Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg*, where such documents may be examined and copies obtained.

(3) Copies of the Articles of Incorporation of the Company, the Regulations of the Board of Directors of the Company and the Share Handling Regulations of the Company (in each case, with an English translation) and copies (or, pending execution, drafts subject to modification) of the Trust Deed and the Paying and Conversion Agency Agreement each dated June 18, 2001 will be available for inspection during usual business hours on any weekday (except Saturdays and public holidays) at the office of Banque Internationale à Luxembourg S.A.

(4) The Bonds have been accepted for clearance through Euroclear and through Clearstream, Luxembourg. The International Security Identification Number (ISIN) is XS0130639239 and the Common Code is 013063923.

(5) Save as disclosed herein, neither the Company nor any of its subsidiaries is involved in, nor has the Company knowledge of any threat of, any litigation or any arbitration or administration or other legal proceedings (whether as defendant or otherwise) which is material in the context of the issue of the Bonds.

(6) Save as disclosed herein, there has been no material adverse change in the condition or general affairs, financial or other, of the Company or the Company and its subsidiaries (taken as a whole) since March 31, 2000.

(7) So long as the Bonds are listed on the Luxembourg Stock Exchange, the Company will make available copies in English of its latest audited consolidated and non-consolidated (consisting only of a balance sheet and a statement of operations) annual financial statements and unaudited consolidated and non-consolidated semi-annual financial statements in each case prepared in accordance with accounting principles generally accepted in Japan and published in Japan, at the office of Mizuho Trust & Banking (Luxembourg) S.A. The Company does not prepare any other interim financial statements.

(8) The Bonds will contain the following legend:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(J) AND 1287(A) OF THE INTERNAL REVENUE CODE."

(9) ChuoAoyoma Audit Corporation, independent certified public accountants to the Company, has given and has not withdrawn its written consent to the inclusion herein of its report in the form and context in which it appears.

(10) The Trustee is entitled under the Trust Deed to rely on reports and certificates addressed and/or delivered to it by the independent certified public accountants to the Company whether or not the same are subject to any limitation on the liability of the independent certified public accountants to the Company and whether by reference to a monetary cap or otherwise.

Index

Page

Consolidated Financial Statements

Report of Independent Public Accountants on the Financial Statements for the years ended March 31, 1999 and 2000 .... F-1

Consolidated Balance Sheets at March 31, 1999, 2000 and 2001 .... F-2

Consolidated Statements of Operations for the years ended March 31, 1999, 2000 and 2001 .. F-4

Consolidated Statements of Shareholders' Equity for the years ended March 31, 1999, 2000 and 2001 .... F-5

Consolidated Statements of Cash Flows for the years ended March 31, 2000 and 2001 .... F-6

Notes to Consolidated Financial Statements F-7

Non-Consolidated Financial Statements

Non-consolidated Balance Sheets as at March 31, 1999, 2000 and 2001 .... F-24

Non-consolidated Statements of Operations for the years ended March 31, 1999, 2000 and 2001 .... F-26



[This page is intentionally left blank]

ON THE CONSOLIDATED FINANCIAL STATEMENTS

To: The Board of Directors of
SEGA Enterprises, Ltd.

We have audited the accompanying consolidated balance sheets of SEGA Enterprises, Ltd. and its consolidated subsidiaries as of March 31, 1999 and 2000, and the related consolidated statements of operations and shareholders' equity for each of the three years in the period ended March 31, 2000, and the consolidated statement of cash flows for the year ended March 31, 2000, all expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of SEGA Enterprises, Ltd. and its consolidated subsidiaries at March 31, 1999 and 2000, and the consolidated results of their operations for each of the three years in the period ended March 31, 2000, and their cash flows for the year ended March 31, 2000, in conformity with accounting principles and practices generally accepted in Japan (see Note 1) applied on a consistent basis except for the following paragraph.

As described in Note 2, effective for the year ended March 31, 2000, SEGA Enterprises, Ltd. and its consolidated subsidiaries have adopted new Japanese accounting standards for the preparation of consolidated financial statements and research and development costs.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

June 29, 2000

Tokyo, Japan

ChuoAoyama Audit Corporation

Independent Certified Public Accountants

Note:

Effective November 1, 2000, the Company's name was changed to SEGA CORPORATION.

SEGA CORPORATION and Consolidated Subsidiaries

March 31, 1999, 2000 and 2001

	March 31,			
	1999 (audited)	2000 (audited)	2001 (unaudited)	2001 (unaudited)
	(Millions of Yen)			(Thousands of U.S. dollars (Note 1(1))
ASSETS				
Current Assets:				
Cash and time deposits (Note 3)	¥ 107,728	¥ 93,913	¥ 37,633	$ 303,737
Notes and accounts receivable (Note 9)	37,446	37,642	20,827	168,095
Marketable securities (Notes 3 and 5)	301	13,934	—	—
Lease-backed notes receivable (Note 3)	20,500	3,000	—	—
Inventories (Note 4)	61,580	42,598	16,620	134,141
Prepaid expenses	15,520	6,122	1,762	14,221
Other current assets (Note 22)	14,488	15,384	23,361	188,547
Less allowance for doubtful accounts	(1,689)	(1,214)	(3,350)	(27,038)
Total current assets	255,874	211,378	96,853	781,703
Investment and Advances:				
Investments in securities (Notes 5, 6 and 22)	27,714	34,377	73,795	595,601
Long-term loans receivable (Note 22)	5,773	4,709	3,335	26,917
Other investments (Note 22)	6,502	9,388	18,176	146,699
	39,989	48,474	95,306	769,217
Less allowance for doubtful accounts	(2,459)	(8,102)	(6,932)	(55,948)
Total investments and advances	37,530	40,372	88,374	713,269
Property and Equipment: (Note 7)				
Amusement machines and facilities	74,095	64,835	19,796	159,774
Buildings and structures	53,181	51,787	39,152	315,997
Other	31,106	27,447	19,642	158,531
	158,382	144,069	78,590	634,302
Less accumulated depreciation	(101,071)	(92,276)	(34,527)	(278,668)
	57,311	51,793	44,063	355,634
Land	22,629	22,925	22,935	185,109
Total property and equipment	79,940	74,718	66,998	540,743
Fixed Leasehold Deposits (Note 7)	24,622	20,968	18,815	151,856
Deferred Charges and Intangible Assets	17,301	16,881	11,476	92,623
Excess Investment Costs over Net Assets of Consolidated Subsidiaries Acquired	1,786	2,247	1,950	15,738
Translation Adjustment (Note 2(2))	8,561	8,777	—	—
Total Assets	¥ 425,614	¥375,341	¥284,466	$2,295,932

The accompanying notes are an integral part of these statements.

SEGA CORPORATION and Consolidated Subsidiaries

March 31, 1999, 2000 and 2001

	March 31,			
	1999 (audited)	2000 (audited)	2001 (unaudited)	2001 (unaudited)
	(Millions of yen)			(Thousands of U.S. dollars) (Note 1(1))
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Short-term bank loans (Notes 6 and 22)	¥ 17,154	¥ 21,008	¥ 38,306	$ 309,169
Current portion of convertible bonds (Note 8)	29,371	88,452	—	—
Current portion of long-term debt (Note 8)	6	477	52,232	421,566
Notes and accounts payable (Note 9):				
Trade	52,957	56,138	29,051	234,471
Others	6,682	3,231	3,890	31,396
	59,639	59,369	32,941	265,867
Accrued expenses	14,317	15,490	18,215	147,014
Income taxes payable (Note 10)	734	1,048	1,339	10,807
Deferred income taxes (Note 10)	—	4,919	—	—
Reserve for guaranteed obligation (Note 15)	—	1,589	—	—
Other current liabilities (Note 22)	3,397	4,231	12,074	97,450
Total current liabilities	124,618	196,583	155,107	1,251,873
Long-Term Liabilities				
Long-term debt (Note 8)	214,668	93,178	29,581	238,749
Accrued employees' retirement benefits (Note 23)	598	737	3,119	25,173
Accrued retirement benefits for directors and corporate auditors	125	50	41	331
Deferred income taxes (Note 10)	—	—	2,171	17,522
Other	4,816	4,475	1,966	15,868
Total long-term liabilities	220,207	98,440	36,878	297,643
Minority Interest in Consolidated Subsidiaries	148	(407)	794	6,408
Commitments and Contingencies (Note 20)				
Shareholders' Equity (Note 25)				
Common stock, par value ¥50 per share:				
Authorised—200 million shares at March 31, 1999 and 2000 and 600 million shares at March 31, 2001, respectively				
Issued—103,219,703 shares, 122,495,720 shares and 162,398,464 shares at March 31, 1999, 2000 and 2001, respectively	42,109	64,149	117,919	951,727
Additional paid-in capital	41,653	63,674	117,440	947,861
Accumulated deficit	(3,097)	(48,248)	(100,185)	(808,596)
Unrealised gain (loss) of investments in securities (Note 5)	(23)	1,160	23	186
Treasury stock (Note 22)	(1)	(10)	(33,647)	(271,566)
Translation adjustment (Note 2(2))	—	—	(9,863)	(79,604)
Total shareholders' equity	80,641	80,725	91,687	740,008
Total liabilities, minority interest in consolidated subsidiaries and shareholders' equity	¥425,614	¥375,341	¥284,466	$2,295,932

The accompanying notes are an integral part of these statements.

SEGA CORPORATION and Consolidated Subsidiaries

For the years ended March 31, 1999, 2000 and 2001

	Year ended March 31,			
	1999 (audited)	2000 (audited)	2001 (unaudited)	2001 (unaudited)
	(Millions of yen)			(Thousands of U.S. dollars (Note 1(1))
Net Sales	¥266,194	¥339,055	¥242,913	$1,960,557
Cost of Sales	201,819	290,492	218,235	1,761,380
Gross profit	64,375	48,563	24,678	199,177
Selling, General and Administrative Expenses	62,287	88,917	76,697	619,024
Operating (loss) income	2,088	(40,354)	(52,019)	(419,847)
Other Income (Expenses):				
Interest and dividend income	1,313	1,462	2,021	16,312
Interest expense	(2,175)	(3,226)	(2,414)	(19,483)
Loss on write-down or disposal of inventories (Note 16)	(11,497)	(1,745)	(52,365)	(422,639)
Loss on sale or disposal of property and equipment	(436)	(2,092)	(3,757)	(30,323)
Loss on dissolution of a subsidiary	(8,499)	—	—	—
Loss on valuation of investment securities (Note 18)	(1,986)	(599)	(10,237)	(82,623)
Loss on valuation of cash trust for Investments	(1,330)	—	—	—
Gain on donated assets (Note 22)	—	—	77,913	628,838
Gain on sales of network department (Note 13)	—	3,572	—	—
Gain on sales of investment securities (Note 12)	—	10,205	1,693	13,664
Net (loss) gain on foreign exchange	—	(2,458)	3,585	28,935
Additional provision for accrued employees benefits (Notes 2(15) and 23)	—	—	(2,386)	(19,258)
Additional benefits for retirees	—	(2,016)	(945)	(7,627)
Reserve for guaranteed obligation (Note 15)	—	(1,590)	—	—
Amortisation of discounts on bonds	(686)	—	—	—
Amortisation of bond and note issue expenses	(723)	(734)	(734)	(5,924)
Equity in losses of non-consolidated subsidiaries and affiliates	(6,379)	(1,442)	(2,942)	(23,745)
Provision for doubtful accounts (Note 14)	(1,366)	(4,469)	(2,110)	(17,030)
Amortisation of excess investment costs over net assets of consolidated subsidiaries acquired (Note 17)	—	—	(6,322)	(51,025)
Other, net	(974)	2,057	(4,474)	(36,110)
Total other expenses	(34,738)	(3,075)	(3,474)	(28,038)
Loss before income taxes and minority interest in earnings of consolidated subsidiaries	(32,650)	(43,429)	(55,493)	(447,885)
Income taxes: (Note 10)				
Current	230	653	2,593	20,928
Deferred	10,343	878	(3,385)	(27,320)
	10,573	1,531	(792)	(6,392)
	(43,223)	(44,960)	(54,701)	(441,493)
Minority Interest in Earnings of Consolidated Subsidiaries	342	2,080	2,971	23,979
Net loss	¥(42,881)	¥(42,880)	¥(51,730)	$(417,514)

	Year ended March 31,			
	1999 (audited)	2000 (audited)	2001 (unaudited)	2001 (unaudited)
	(Yen)			(U.S. dollars (Note 1(1))
Per shares				
Net loss—basic	¥(425.3)	¥(390.6)	¥(341.6)	$(2.76)
Cash dividends	39.0	—	—	—
Weighted average number of shares (thousands)	100,833	109,789	151,444	151,444

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

SEGA CORPORATION and Consolidated Subsidiaries

For the years ended March 31, 1999, 2000 and 2001

	Number of shares of common stock	Common stock	Additional paid-in capital	(Accumulated deficit) Retained earnings	Unrealised gain (loss) of investments in securities	Treasury stock	Translation adjustments	Total
		(Millions of Yen)						
Balance at March 31, 1998 (audited)	100,633,718	¥ 39,154	¥ 38,700	¥ 44,062	¥ 133	¥ (3)	¥ —	¥122,046
Net loss for the year ended March 31, 1999	—	—	—	(42,881)	—	—	—	(42,881)
Decrease in retained earnings of newly consolidated subsidiaries	—	—	—	(401)	—	—	—	(401)
Increase due to equity method of affiliates	—	—	—	47	—	—	—	47
Unrealised holding gains (loss) arising during the period	—	—	—	—	(156)	—	—	(156)
Cash dividends	—	—	—	(3,924)	—	—	—	(3,924)
Decrease of treasury stock	—	—	—	—	—	2	—	2
Conversion of convertible bonds	2,585,985	2,955	2,953	—	—	—	—	5,908
Balance at March 31, 1999 (audited)	103,219,703	42,109	41,653	(3,097)	(23)	(1)	—	80,641
Net loss for the year ended March 31, 2000	—	—	—	(42,880)	—	—	—	(42,880)
Decrease in retained earnings of newly consolidated subsidiaries	—	—	—	(242)	—	—	—	(242)
Increase due to equity method of affiliates	—	—	—	362	—	—	—	362
Increase due to exception to equity method of affiliate	—	—	—	(16)	—	—	—	(16)
Unrealised holding gains arising during the period	—	—	—	—	1,183	—	—	1,183
Cash dividends	—	—	—	(2,374)	—	—	—	(2,374)
Bonuses to directors and corporate auditors	—	—	—	(1)	—	—	—	(1)
Increase of treasury stock	—	—	—	—	—	(9)	—	(9)
Conversion of convertible bonds	19,118,017	21,852	21,833	—	—	—	—	43,685
Exercise of warrants	158,000	188	188	—	—	—	—	376
Balance at March 31, 2000 (audited)	122,495,720	64,149	63,674	(48,248)	1,160	(10)	—	80,725
Net loss for the year ended March 31, 2001	—	—	—	(51,730)	—	—	—	(51,730)
Increase in retained earnings of newly consolidated subsidiaries	—	—	—	108	—	—	—	108
Decrease in retained earnings of newly consolidated subsidiaries	—	—	—	(314)	—	—	—	(314)
Bonuses to directors and corporate auditors	—	—	—	(1)	—	—	—	(1)
Increase of treasury stock	—	—	—	—	—	(33,637)	—	(33,637)
Unrealised holding gains (loss) arising during the period	—	—	—	—	(1,137)	—	—	(1,137)
Issuance of common stocks (Note 24)	36,000,000	50,688	50,688	—	—	—	—	101,376
Conversion of convertible bonds	3,901,244	3,079	3,076	—	—	—	—	6,155
Exercise of warrants	1,500	3	2	—	—	—	—	5
Increase in translation adjustments	—	—	—	—	—	—	(9,863)	(9,863)
Balance at March 31, 2001 (unaudited)	162,398,464	¥117,919	¥117,440	¥(100,185)	¥ 23	¥(33,647)	¥(9,863)	¥ 91,687

	Common stock	Additional paid-in capital	(Accumulated deficit) Retained earnings	Unrealised gain (loss) of investments in securities	Treasury stock	Translation adjustments	Total
			(Thousands of U.S. dollars)				
Balance at March 31, 2000 (audited)	$517,748	$513,914	$(389,411)	$9,362	$ (80)	$ —	$651,533
Net loss for the year ended March 31, 2001	—	—	(417,514)	—	—	—	(417,514)
Increase in retained earnings of newly consolidated subsidiaries	—	—	872	—	—	—	872
Decrease in retained earnings of newly consolidated subsidiaries	—	—	(2,535)	—	—	—	(2,535)
Bonuses to directors and corporate auditors	—	—	(8)	—	—	—	(8)
Increase of treasury stock	—	—	—	—	(271,486)	—	(271,486)
Unrealised holding gains (loss) arising during the period	—	—	—	(9,176)	—	—	(9,176)
Issuance of common stocks	409,104	409,104	—	—	—	—	818,208
Conversion of convertible bonds	24,851	24,827	—	—	—	—	49,678
Exercise of warrants	24	16	—	—	—	—	40
Increase in translation adjustments	—	—	—	—	—	(79,604)	(79,604)
Balance at March 31, 2001 (unaudited)	$951,727	$947,861	$(808,596)	$ 186	$(271,566)	$(79,604)	$740,008

The accompanying notes are an integral part of these statements.

SEGA CORPORATION and Consolidated Subsidiaries

For the years ended March 31, 2000 and 2001

	Year ended March 31,		
	2000 (audited)	2001 (unaudited)	2001 (unaudited)
	(Millions of yen)		(Thousands of U.S. dollars (Note 1(1))
Cash flows from Operating Activities:			
Loss before income taxes and minority interest in earnings of consolidated subsidiaries	¥(43,429)	¥(55,493)	$(447,885)
Adjustments for:			
Depreciation and amortisation	23,945	21,471	173,293
Transfer of amusement machines and facilities from investing activities	(9,441)	(8,460)	(68,281)
Increase in provision for doubtful accounts	4,829	3,138	25,327
Increase in accrued employees' retirement benefits	—	2,373	19,153
Interest and dividend income	(1,462)	(2,021)	(16,312)
Interest expense	3,226	2,413	19,475
Net loss on foreign exchange	2,145	—	—
Equity in losses of non-consolidated subsidiaries and affiliates	1,442	2,996	24,181
Amortisation of excess investment costs over net assets of consolidated subsidiaries	—	7,070	57,062
Loss on sale or disposal of property and equipment	1,115	2,117	17,086
Gain on sales of investment securities	(10,205)	(43)	(347)
Loss on valuation of investment securities	—	10,237	82,623
Gain on donated assets from Mr. Okawa (Note 22)	—	(77,913)	(628,838)
Gain on sale of network department	(3,572)	—	—
Additional benefits for retirees	2,016	945	7,627
Reserve for guaranteed obligation	1,590	—	—
Increase in notes and accounts receivable	(4,498)	17,706	142,906
Decrease in inventories	18,203	29,007	234,116
Increase in notes and accounts payable	3,455	(31,089)	(250,920)
Others	4,461	4,220	34,060
Subtotal	(6,180)	(71,326)	(575,674)
Interest and dividends received	1,294	2,033	16,408
Interest paid	(3,045)	(2,209)	(17,829)
Proceeds from sale of network department	4,700	—	—
Payments for additional benefits for retirees	(2,016)	(234)	(1,889)
Payments for dissolution of a subsidiary	(2,984)	—	—
Income taxes paid	(570)	(2,234)	(18,030)
Net cash used in operating activities	(8,801)	(73,970)	(597,014)
Cash Flows from Investing Activities:			
Proceeds from sale of cash trust for investment	4,834	—	—
Payments for purchases of property and equipment	(12,889)	(7,025)	(56,699)
Proceeds from sales of property and equipment	5,560	2,952	23,826
Payments for purchases of investment securities	(11,797)	(3,624)	(29,249)
Proceeds from investment securities	9,024	14,772	119,225
Payments for purchases of consolidated subsidiaries	(233)	(2,213)	(17,861)
Payment for advances	(286)	(504)	(4,068)
Proceeds from collections of advances	1,967	2,390	19,290
Payment for fixed leasehold deposits	(557)	(582)	(4,697)
Proceeds from collections of fixed leasehold deposits	3,031	2,950	23,809
Other	(502)	(1,196)	(9,653)
Net cash used in investing activities	(1,848)	7,920	63,923
Cash Flows from Financing Activities:			
Increase in short-term bank loans, net	3,940	(6,308)	(50,912)
Issuance of long-term debts	6,844	—	—
Repayment of long-term debts	(30,258)	(90,850)	(733,253)
Issuance of common stock (Note 24)	—	101,376	818,208
Dividends paid	(2,384)	(67)	(541)
Other	245	314	2,535
Net cash used in financing activities	(21,613)	4,465	36,037
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,035)	605	4,883
Net Decrease in Cash and Cash Equivalents	(33,297)	(60,980)	(492,171)
Cash and Cash Equivalents at Beginning of Year	128,227	98,325	793,584
Increase of Cash and Cash Equivalents from Addition of Consolidated Subsidiaries	3,395	427	3,446
Decrease of Cash and Cash Equivalents from Deduction of Consolidated Subsidiaries	—	(139)	(1,122)
Cash and Cash Equivalents at End of Year (Note 3)	¥ 98,325	¥ 37,633	$ 303,737

The accompanying notes are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended March 31, 1999, 2000 and 2001
(Information as at and for the year ended 31 March 2001 is unaudited)

1. BASIS OF PRESENTING THE CONSOLIDATED FINANCIAL STATEMENTS

(1) Base of Presentation

The accompanying consolidated financial statements have been prepared based on the accounts maintained by SEGA CORPORATION (the "Company") and its consolidated subsidiaries (collectively, the "SEGA") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Accounting Standards. The consolidated statement of shareholders' equity for the years ended March 31, 1999, 2000 and 2001 have been prepared to provide additional information. The consolidated statement of cash flows has been required to be prepared with effect for the year ended March 31, 2000, in accordance with new accounting standard.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present these statements in a form which is more familiar to the readers of these statements outside Japan. In addition, the notes to consolidated financial statements include information which is not required under generally accepted accounting principles and practices in Japan but is presented herein as additional information.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The U.S. dollar amounts stated in the consolidated financial statements are included solely for the convenience of readers outside Japan. The rate of ¥123.9=U.S.$1, the middle rate of exchange as at March 31, 2001, has been used for the purpose of such translations. Those translations should not be construed as representations that the Japanese yen amounts have been or could be converted into U.S. dollars at that rate or any other rate.

(2) Significant Shareholder

The Company is an affiliate of CSK Corporation, Japan, which owned 21,148 thousand and 39,148 thousand shares of common stock of the Company at March 31, 2000 and 2001, respectively, representing 17.3 % and 24.1% of shares outstanding at such dates.

There have been no material transactions and account balances outstanding, other than the shareholdings, between the Company and CSK Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Scope and Principles of Consolidation

The Company had 64 subsidiaries and 15 affiliates at March 31, 2001 (46 subsidiaries and 13 affiliates at March 31, 2000). The consolidated financial statements include the accounts of the Company and 54 of its subsidiaries (36 at March 31, 2000), which are mostly listed below. Effective April 1, 1999, SEGA modified its approach for identification of consolidated subsidiaries from the percentage-of-ownership approach to the effective control approach, in accordance with "Implementation Guideline on Revised Definition of Subsidiaries and Affiliates for Consolidated Financial Statements" issued by the Business Accounting Deliberation Council on October 30, 1998. Under the percentage-of-ownership approach, the determination as to whether a company would be consolidated was made solely on the percentage of ownership by the Company. On the other hand, under the effective control approach, companies controlled by the Company are consolidated regardless of the ownership percentage. All significant inter-company transactions and accounts and unrealised inter-company profits are eliminated on consolidation.

The excess of the cost over the underlying net equity of investments in subsidiaries as well as affiliates accounted for on an equity basis is recognised as goodwill, and is amortised on a straight-line basis mainly over five year periods.

Investments in affiliates in which the Company has significant influence are stated using the equity method. Consolidated net income includes SEGA's equity in current earnings after elimination of unrealised inter-company profits.

	Country of incorporation	Equity ownership percentage at March 31, 2001	Fiscal year-end
SEGA Enterprises, Inc (U.S.A.)	U.S.A	100.0	March 31
SEGA of America, Inc.	U.S.A	(100.0)	March 31
SEGA.Com, Inc.	U.S.A	44.1(55.5)	March 31
SEGA.Com PC Network, Inc.	U.S.A	(93.2)	March 31
SEGA of America Dreamcast, Inc.	U.S.A	(100.0)	March 31
Visual Concepts Entertainment, Inc.	U.S.A	100.0	March 31
SEGA Soft Networks, Inc.	U.S.A	50.0	March 31
SEGA Europe Ltd.	U.K.	100.0	February 28
SEGA Amusements Europe Ltd.	U.K.	(100.0)	February 28
JPM International Ltd.	U.K.	(100.0)	February 28
ACE Coin Equipment Ltd.	U.K.	(100.0)	February 28
Crystal Leisure Ltd.	U.K.	(100.0)	February 28
Cross Products Ltd.	U.K.	100.0	March 31
SEGA Gesellschaft fur Videospiele Gmbh	Germany	(100.0)	February 28
SEGA Consumer Products S.A.	Spain	(100.0)	February 28
S.G.S. Co. Ltd.	Japan	78.0	March 31
SEGA TOYS. Ltd.	Japan	73.6	March 31
SEGA Music Networks Co. Ltd.	Japan	75.0	March 31
SEGA Logistics Service Ltd.	Japan	75.0	March 31
WOW Entertainment Inc.*1	Japan	100.0	March 31
Hitmaker Co., Ltd.*1	Japan	100.0	March 31
Amusement Vision Ltd.*1	Japan	100.0	March 31
Sega Rosso Co., Ltd.*1	Japan	100.0	March 31
Smilebit Corporation *1	Japan	100.0	March 31
Overworks Ltd.*1	Japan	100.0	March 31
Sonicteam Ltd.*1	Japan	100.0	March 31
United Game Artist Ltd.*1	Japan	100.0	March 31
Wavemaster Inc.*1	Japan	85.3	March 31
Sega Amusement Higashi-nihon Ltd.*2	Japan	100.0	March 31
Sega Amusement Tokyo Ltd.*2	Japan	100.0	March 31
Sega Amusement Tokai Ltd.*2	Japan	100.0	March 31
Sega Amusement Kansai Ltd.*2	Japan	100.0	March 31
Sega Amusement Nishi-nihon Ltd.*2	Japan	100.0	March 31
Other 21 subsidiaries	Japan	100.0	March 31

Parenthesis stands for indirect ownership of the Company.

*1 Commenced operation on July 1, 2000 and *2 on October 1, 2000, respectively.

(2) Translation of Foreign Currency Transactions and Accounts

For the year ended March 31, 2000, foreign currency transactions are translated using foreign exchange rates prevailing at the transaction dates. Short-term receivables and payables in foreign currencies are translated at the current exchange rate at each balance sheet date, whereas long-term receivables and payables in foreign currencies are revalued using historical rates.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at current rates at the respective balance sheet dates and all the income and expense accounts are translated at average rates for respective periods. Foreign currency financial statement translation differences ("Translation Adjustment") are recorded in the consolidated balance sheet as a component of assets or liabilities.

Effective April 1, 2000, the Company adopted the revised accounting standards for foreign currency transactions in accordance with "Policy Statement on Revising Accounting Standards for Foreign Currency Transactions" issued by the Business Accounting Deliberation Council on October 22, 1999.

For the year ended March 31, 2001, foreign currency transactions are translated using foreign exchange rates prevailing at the transaction dates. Short-term and long-term receivables and payables in foreign currencies are translated at the current exchange rates at each balance sheet date.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at current rates at the respective balance sheet dates and all the income and expense accounts are translated at average rates for respective periods. Foreign currency financial statement translation differences ("Translation Adjustment") are recorded in the consolidated balance sheet as a component of shareholders' equity.

In addition, Hedge Accounting was applied to foreign currency monetary assets/liabilities on foreign exchange forward contracts.

The effect of adopting the new accounting policy was that Translation Adjustment in the amount of ¥9,863 million ($79,604 thousand) was classified as a component of shareholders' equity from a component of assets or liabilities.

(3) Marketable and Investment Securities

For the year ended March 31, 2000, marketable securities held by the Company and its domestic consolidated subsidiaries are valued at the lower of cost, as determined using the moving-average method, or market. All other securities held by the Company and its domestic consolidated subsidiaries are valued at cost, as determined using the moving-average method. Consolidated subsidiaries in the United States of America account for marketable and investment securities in accordance with the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Security." When the fair value of an individual security declines below cost and it is judged that the decline in value is other than temporary, the carrying value of the security is written down to its fair value.

Effective April 1, 2000, SEGA adopted a new accounting standard for financial instruments in accordance with "Policy Statement on Accounting Standards for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999.

For the year ended March 31, 2001, marketable securities are stated at the market value at the balance sheet date. Amount of the unrealised gain/loss from valuation of marketable securities less deferred tax shall be credited or charged directly to shareholders' equity whereas unrealised gain/loss related to trading marketable securities is taken to current income. Other securities which do not have market value are stated at cost as determined using the moving-average method. Held-to-maturity securities are recorded at amortised cost. When the fair value of an individual security declines below cost and it is judged to be a permanent impairment of value, the carrying value of the security is written down to the fair value. Marketable securities and other securities are classified as Investments in Securities except for trading marketable securities which are included in Current Assets.

The effect of adopting above mentioned new accounting policy resulted in decreases in ordinary loss and net loss before tax by ¥2,213 million ($17,861 thousand).

Moreover, after examining the holding purposes for Marketable Securities amounting ¥13,934 million held at the beginning of the period, other securities to be matured within one year were included in current assets, and the rest of other securities were included in Investment in Securities. Such examination resulted in a decrease in securities in Current Assets by ¥12,522 million and an increase in Investment in Securities by the same amount.

(4) Amortisation of Goodwill

The Company amortises goodwill over 5 years using the straight-line method and SEGA Europe Ltd. amortises the goodwill created by acquiring stocks of JPM International Ltd. and 3 other subsidiaries over 15 years.

Immaterial amounts of goodwill are all amortised in a single year.

(5) Inventories

Inventories held by the Company and its domestic consolidated subsidiaries are stated at cost, as determined using the moving-average method. Inventories held by the foreign consolidated subsidiaries are mainly valued at the lower of cost, as determined using the first-in first-out method, or market.

(6) Property and Equipment

Property and equipment, including significant renewals and improvements, are carried at cost less depreciation. Maintenance and repairs including minor renewals and betterments are charged to income as incurred. Depreciation is computed primarily on the declining-balance method at rates based on the estimated useful lives of the assets which are prescribed by the Japanese income tax laws. When retired or disposed of, the difference between the net book value and sales proceeds is charged or credited to income.

(7) Income Taxes

Income taxes of the Company and its domestic consolidated subsidiaries consist of corporate income taxes, local inhabitants' taxes and enterprise taxes. Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and those as reported in the consolidated financial statements.

(8) Finance Leases

Finance leases other than those where ownership of the lease assets is transferred to the lessee are accounted for as operating leases. All finance leases in overseas subsidiaries are accounted as finance leases and similarly accounted as purchase transactions.

(9) Appropriation of Retained Earnings

Appropriation of retained earnings reflected in the accompanying consolidated financial statements has been recorded after approval by the shareholders as required under the Japanese Commercial Code.

(10) Development Costs for Software to Be Sold

In accordance with the introduction of the new accounting rules, the Company and its domestic consolidated subsidiaries changed the method of accounting for development costs of software for video games to be sold. For the year ended March 31, 2000, development costs for such software are charged to cost of sales as incurred.

As a transitional measure, in accordance with the new accounting rules, development costs of software for video games to be sold that were initiated prior to March 1999, are and will continue to be accounted for in the same manner until the software is completed.

(11) Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statement of cash flows are composed of cash on hand, bank deposits able to be withdrawn on demand and highly liquid investments which are principally the investments in Money Management Funds (MMFs) with an original maturity of three months or less and which represent a minor risk of fluctuations in value.

(12) Dividends and Earnings per Share

Diluted net loss per share was not disclosed for the years ended March 31, 1999, 2000 and 2001, as loss per share was not calculated for the year after the adjustment for dilution.

(14) Intangible Assets

Amortisation of intangible assets was computed using the straight-line method. Amortisation of software for self-use was computed using the straight-line method over the estimated useful life of five years.

(15) Accrued Employees' Retirement Benefits

Effective April 1, 2000, SEGA adopted a new accounting policy for its retirement benefits plans in accordance with "Policy Statement on Accounting Standards for Post-retirement Benefits" issued by the Business Accounting Deliberation Council on June 16, 1998.

To provide for the employees' retirement benefits, the Company and domestic consolidated subsidiaries provided the deemed retirement obligations based on the net amount of estimated retirement obligations less estimated plan assets at end of this period. The differential expense resulting from the adoption of the accounting standards for retirement benefits amounting to ¥2,468 million ($19,919 thousand) is charged to income.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of March 31, 2000 and 2001, consisted of :

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Cash and time deposits	93,913	37,633	303,737
Lease-backed notes receivable	3,000	—	—
Marketable securities	13,934	—	—
Marketable securities except MMFs, etc.	(12,522)	—	—
Total cash and cash equivalents	98,325	37,633	303,737

Important Non-Cash Transaction

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Convertible bonds:			
Increase of common stock by conversion of convertible bonds	21,852	3,079	24,851
Increase of additional paid-in capital by conversion of convertible bonds	21,833	3,076	24,827
Decrease of convertible bonds by conversion	43,685	6,155	49,678

Issuance of stock for non-cash assets:

Assets and liabilities of SEGA.Com, Inc. acquired for the issuance of stock in this financial year are as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Current assets	8,698	—	—
Current liabilities	3,444	—	—

Donated assets:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Donated assets by Mr. Okawa (See Note 22)	—	77,913	628,838

4. INVENTORIES

Inventories as of March 31, 2000 and 2001, consisted of :

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Merchandise	2,984	1,001	8,079
Products	18,020	8,471	68,370
Materials	18,907	4,635	37,409
Work in process	892	1,184	9,556
Supplies	1,795	1,329	10,727
	42,598	16,620	134,141

5. MARKETABLE AND INVESTMENT SECURITIES

A comparison of the aggregate carrying value of marketable and investment securities as of March 31, 2000, is follows:

	Millions of yen
Marketable securities included in current assets:	
Market value	13,918
Carrying amount	13,934
Unrealised gain	(16)
Investment securities:	
Market value	26,935
Carrying amount	15,772
Unrealised gain	11,163

Unlisted investment securities of ¥18,605 million are not included in the above figures.

For the year ended March 31, 2001, marketable securities were marked-to-market, at the market value at March 31, 2001. As a result, unrealised loss on marketable securities as of March 31, 2001 of ¥23 million ($186 thousand) was charged directly to shareholders' equity in accordance with new accounting standard effective April 1, 2000.

The cost, net unrealised gains or losses and fair value for marketable securities classified as investment in securities are summarised as follows:

	Millions of yen	Thousands of U.S. dollars
Stock:		
Cost	33,612	271,283
Carrying amount (fair value) at March 31, 2001	34,994	282,437
Unrealised gain or (loss)—net	1,382	11,154
Bonds and Debentures:		
Cost	838	6,764
Carrying amount (fair value) at March 31, 2001	711	5,739
Unrealised gain or (loss)—net	(127)	(1,025)

The carrying amounts of non-marketable securities held at March 31, 2001 were ¥7,881 million ($63,608 thousand) for stocks and ¥516 million ($4,165 thousand) for bonds.

The proceeds from sales of investments in securities were ¥14,772 million ($119,225 thousand) and gross gains of ¥1,622 million ($13,091 thousand) and gross losses of ¥1,056 million ($8,523 thousand) were realised on the sales for the year ended March 31, 2001, respectively.

6. ASSETS PLEDGED AS COLLATERAL

Marketable securities amounting to ¥30,572 million ($246,747 thousand) at carrying costs are pledged in the lending banks as collateral to short-term bank loans of ¥20,815 million ($167,998 thousand) at March 31, 2001.

7. FIXED LEASEHOLD DEPOSITS

SEGA conducts amusement center operations on property leased from lessors on a long-term cancelable basis. Japanese lessors require large amounts of leasehold deposits relative to the amount of annual lease rental payments. Such leasehold deposits do not bear interest and are generally returnable only when the lease is terminated. Such leasehold deposits are shown in the consolidated sheets as "Fixed leasehold deposits."

8. LONG-TERM DEBT

Long-term debt at March 31, 2000, consisted of the following:

	Millions of yen
1.70% unsecured notes due 2002	5,000
2.00% unsecured notes due 2001	10,000
2.15% unsecured notes due2001	10,000
2.27% unsecured notes due 2002	5,000
0.55% convertible bonds due 2000	88,452
Zero-coupon convertible bonds due 2003	14,390
0.40% convertible bonds due 2006	16,016
Unsecured loans, from banks:	
Due 2000 to 2005 with average interest of 2.7% per annum	33,249
	182,107
Less portion due within one year	88,929
	93,178

The zero-coupon convertible bonds due 2003 were issued on February 17, 1999, in the principal amount of ¥50,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥2,285 per share. The 0.40% convertible bonds due 2006 were issued

on February 17, 1999, in the principal amount of ¥30,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥2,285 per share.

Long-term debts at March 31, 2001, consisted of the following:

	Millions of yen	Thousands of U.S. dollars
1.70% unsecured notes due 2002	5,000	40,355
2.00% unsecured notes due 2001	10,000	80,710
2.15% unsecured notes due2001	10,000	80,710
2.27% unsecured notes due 2002	5,000	40,355
Zero-coupon convertible bonds due 2003	12,825	103,511
0.40% convertible bonds due 2006	11,732	94,690
Unsecured loans, from banks:		
Due 2001 to 2003 with average interest of 1.884% per annum	27,256	219,984
	81,813	660,315
Less portion due within one year	52,232	421,566
	29,581	238,749

The zero-coupon convertible bonds due 2003 were issued on February 17, 1999, in the principal amount of ¥50,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥1,511 per share effective March 5, 2001. The 0.40% convertible bonds due 2006 were issued on February 17, 1999, in the principal amount of ¥30,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥1,517 per share effective March 5, 2001.

9. ACCOUNTING TREATMENT FOR NOTES RECEIVABLE/PAYABLE MATURING AT YEAR-END

Notes receivable/payable maturing at year-end are treated as if they were settled at the clearing date of notes. Consequently, as the current year's year-end date was a holiday for banking institutions, the following notes receivable/payable maturing at year-end are included in the ending balance of notes receivable/payable:

	Millions of yen 2001	Thousands of U.S. dollars
Notes receivable	861	6,949
Notes payable	4,409	35,585

10. INCOME TAXES

SEGA is subject to a number of different income taxes which, in the aggregate, indicate a statutory tax rate in Japan of approximately 42 % for the year ended March 31, 2000 and 2001. The tax rates are used in the measurement of deferred tax assets and liabilities at March 31, 2000 and 2001.

The significant components of deferred tax assets and liabilities at March 31, 2000 and 2001, were as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Deferred tax assets:			
Loss carryforwards	46,707	38,495	310,694
Excess over the limit of allowance for doubtful accounts	22,724	20,327	164,060
Devaluation of investment securities	8,550	25,600	206,618
Devaluation of inventory	3,961	18,372	148,281
Other	7,932	24,057	194,165
Gross deferred tax assets	89,874	126,851	1,023,818
Less: Valuation allowance	(89,110)	(125,516)	(1,013,043)
Total deferred tax assets	764	1,335	10,775
Deferred tax liabilities:			
Unrealised gain of investments in securities	4,919	922	7,441
Special reserve for tax purposes	110	106	856
Other	—	1,249	10,081
Gross deferred tax liabilities	5,029	2,277	18,378
Net deferred liabilities	4,265	942	7,603

11. RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses included in manufacturing costs and selling, general and administrative expenses were ¥30,631 million and ¥22,568 million ($182,147 thousand) for the years ended March 31, 2000 and 2001, respectively.

12. GAIN ON SALES OF INVESTMENT SECURITIES

Gain on sales of SEGA.Com, Inc. securities by allocating new shares of SEGA.Com, Inc. to third parties is included in the gain on sales of investment securities for the year ended March 31, 2000.

13. GAIN ON SALES OF NETWORK DEPARTMENT

This sale was made to ISAO Corporation which is a related company to which the equity method was applied for the year ended March 31, 2000.

14. PROVISION FOR DOUBTFUL ACCOUNTS

Provision for doubtful accounts consisted of ¥3,118 million for the long-term loans receivable from SEGA Gaming Technology, Inc. and Data East Corporation for the year ended March 31, 2000.

15. RESERVE FOR GUARANTEED OBLIGATION

The guaranteed obligation is for the bank loans payable by SEGA Gaming Technology, Inc. at March 31, 2000.

16. LOSS ON WRITE-DOWN OR DISPOSAL OF INVENTORIES

The loss derived from write-down or disposal of consumer products and amusement machines, and amortisation of software development costs in line with the restructuring of the business lines for the year ended March 31, 2001.

17. AMORTISATION OF EXCESS INVESTMENT COST OVER NET ASSETS OF CONSOLIDATED SUBSIDIARIES ACQUIRED

The amortisation included ¥4,502 million ($36,336 thousand) for SEGA Com, Inc. and ¥1,255 million ($10,129 million) for CSK Research of Institute Inc., both of which are consolidated subsidiaries for the year ended March 31, 2001.

18. LOSS ON VALUATION OF INVESTMENT SECURITIES

The loss included ¥2,687 million ($21,687 thousand) from TMS Entertainment Ltd., and ¥1,224 million ($9,879 thousand) from certain investment securities for the year ended March 31, 2001.

19. FINANCE LEASE

(1) Lessee

Lease rental expense on finance lease contracts without ownership transfer during the year ended March 31, 2000 and 2001 is summarised as follows.

Pro forma amounts relevant to acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 2000 and 2001 are summarised as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Amusement machines:			
Acquisition cost	935	69	557
Accumulated depreciation	690	(58)	(468)
Book value	245	11	89
Buildings:			
Acquisition cost	2,295	1,724	13,914
Accumulated depreciation	1,089	(1,053)	(8,499)
Book value	1,206	671	5,415
Other:			
Acquisition cost	9,179	7,482	60,387
Accumulated depreciation	4,953	(4,910)	(39,629)
Book value	4,226	2,572	20,758

The amounts of outstanding future lease payments for finance lease without ownership transfer at March 31, 2000 and 2001, including the interest, are summarised as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Future lease payments:			
Within one year	2,461	1,668	13,462
More than one year	3,345	1,730	13,963
	5,806	3,398	27,425

Lease payments and the calculated amounts relevant to depreciation and interest expense for the leased properties for the years ended at March 31, 2000 and 2001, are summarised as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Lease payments:	3,469	2,541	20,508
Depreciation	3,179	2,343	18,910
Interest expense	259	162	1,308

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of outstanding future lease payments for non-cancelable operating lease at March 31, 2000 and 2001, are summarised as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Future lease payments:			
Within one year	1,213	1,105	8,918
More than one year	9,722	6,166	49,766
	10,935	7,271	58,684

(2) Lessor

Lease rental income on finance lease contracts without ownership transfer during the years ended March 31, 2000 and 2001, is summarised as follows. Acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 2000 and 2001, are summarised as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Amusement machines:			
Acquisition cost	115	69	557
Accumulated depreciation	(46)	(58)	(468)
Book value	69	11	89
Other:			
Acquisition cost	873	731	5,900
Accumulated depreciation	(655)	(650)	(5,246)
Book value	218	81	654

The amounts of outstanding future lease payments for finance leases without ownership transfer due at March 31, 2000 and 2001, including the interest, are summarised as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Future lease receipt:			
Within one year	231	99	799
More than one year	80	4	32
	311	103	831

Lease receipts and the calculated amounts relevant to depreciation and interest income for the leased properties for the year ended March 31, 2000 and 2001 are summarised as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Lease receipts:	260	133	1,073
Depreciation	245	128	1,033
Interest income	14	5	40

The amounts of outstanding future lease receipts for non-cancelable operating leases at March 31, 2000 and 2001 are summarised as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Future lease receipt:			
Within one year	354	164	1,324
More than one year	254	160	1,291
	608	324	2,615

20. COMMITMENTS AND CONTINGENCIES

SEGA was contingently liable for obligations of others as of at March 31, 2000 and 2001, as follows:

	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars
Note endorsed	2	84	678
Guarantee of obligations to banks for			
Atlus Dream Entertainment Co., Ltd.	119	—	—
TRILOGY Corporation	60	—	—
TOWA JAPAN CO., LTD.	—		
Linguaphone Japan, Ltd.	100	100	807
Other guarantee or commitment for			
SEGA Lease Co., Ltd.	233	47	380
SEGA Game Works LLC	542	539	4,350
	1,056	770	6,215

21. SEGMENT INFORMATION

(1) Business Segment Information

SEGA operates principally in the following business segments: consumer product sales, amusement centre operations and amusement machine sales.

Details of each segment of business are as follows:

Consumer product sales:	Manufacturing and selling home video games, toys and educational equipment, etc.
Amusement centre operations:	Operating amusement centres
Amusement machine sales:	Manufacturing and selling arcade video games, medal games, prize games, vending machines, change machines, IC boards and karaoke machines.

Sales of SEGA for the years ended March 31, 2000 and 2001 classified by business segment, are summarised as follows:

	Millions of yen Year ended March 31, 2000 Business segments				
	Consumer product sales	Amusement centre operations	Amusement machine sales	Eliminations/ Corporate	Total
Sales to outside customers	186,189	79,212	73,654	—	339,055
Intersegment sales/transfer	—	—	265	(265)	—
Total sales	186,189	79,212	73,919	(265)	339,055
Cost of sales and operating expenses	229,221	74,610	76,583	(1,005)	379,409
Operating income (loss)	(43,032)	4,602	(2,664)	740	(40,354)
Assets	131,834	81,812	49,864	111,829	375,341
Depreciation	4,222	17,295	2,267	(215)	23,569
Capital expenditures	9,947	15,168	2,094	300	27,510

Due to changes in accounting for research & development costs as mentioned in Note 2(10), the following effects were incurred in each business segment:

Consumer product sales: Operating loss increased by ¥1,215 million.

Amusement machine sales: Operating loss increased by ¥939 million.

	Millions of yen Year ended March 31, 2001 Business segments				
	Consumer product sales	Amusement centre operations	Amusement machine sales	Eliminations/ Corporate	Total
Sales to outside customers	115,753	74,657	52,503	—	242,913
Intersegment sales/transfer	—	0	9,722	(9,722)	
Total sales	115,753	74,657	62,225	(9,722)	242,913
Cost of sales and operating expenses	184,940	66,415	52,591	(9,014)	294,932
Operating income (loss)	(69,187)	8,242	9,634	(708)	(52,019)
Assets	65,240	53,972	20,613	144,641	284,466
Depreciation	9,225	12,844	1,805	289	24,163
Capital expenditures	7,660	35,665	925	157	44,407

	Thousands of U.S. dollars Year ended March 31, 2001 Business segments				
	Consumer product sales	Amusement centre operations	Amusement machine sales	Eliminations/ Corporate	Total
Sales to outside customers	934,245	602,559	423,753	—	1,960,557
Intersegment sales/transfer	—	—	78,467	(78,467)	—
Total sales	934,245	602,559	502,220	(78,467)	1,960,557
Cost of sales and operating expenses	1,492,655	536,037	424,464	(72,752)	2,380,404
Operating income (loss)	(558,410)	66,522	77,756	(5,715)	(419,847)
Assets	526,554	435,609	166,368	1,167,401	2,295,932
Depreciation	74,455	103,664	14,568	2,333	195,020
Capital expenditures	61,824	287,853	7,466	1,267	358,410

(2) Geographical Segment Information

Sales of SEGA for the year ended March 31, 2000 and 2001, classified by geographical segment, are summarised as follow:

	Millions of yen Year ended March 31, 2000 Geographic segments						
	Japan	North America	Europe	Others	Total	Eliminations/ Corporate	Consolidated total
Net sales to:							
Outside customers	211,803	79,016	48,059	177	339,055	—	339,055
Intersegment sales/transfers	92,537	4,552	1,480	—	98,569	(98,569)	—
Total	304,340	83,568	49,539	177	437,624	(98,569)	339,055
Cost of sales and operating expense	340,089	86,288	52,672	1,133	480,182	(100,773)	379,409
Operating income(loss)	(35,749)	(2,719)	(3,133)	(956)	(42,558)	2,204	(40,354)
Assets	228,696	52,564	25,787	276	307,325	68,015	375,341

Due to changes in accounting for research & development costs, the following effects were incurred.

Japan : Operating loss increased by ¥2,154 million.

	Millions of yen Year ended March 31, 2001 Geographic segments						
	Japan	North America	Europe	Others	Total	Eliminations/ Corporate	Consolidated total
Net sales to:							
Outside customers	167,686	51,116	24,076	35	242,913	—	242,913
Intersegment sales/transfers	67,901	5,927	1,082	—	74,910	(74,910)	—
Total	235,587	57,043	25,158	35	317,823	(74,910)	242,913
Cost of sales and operating expense	255,067	66,409	38,663	46	360,185	(65,253)	294,932
Operating income(loss)	(19,480)	(9,366)	(13,505)	(11)	(42,362)	(9,657)	(52,019)
Assets	156,328	31,082	16,899	—	204,309	80,157	284,466

	Thousands of U.S. dollars Year ended March 31, 2001 Geographic segments						
	Japan	North America	Europe	Others	Total	Eliminations/ Corporate	Consolidated total
Net sales to:							
Outside customers	1,353,398	412,558	194,318	283	1,960,557	—	1,960,557
Intersegment sales/transfers	548,030	47,837	8,733	—	604,600	(604,600)	—
Total	1,901,428	460,395	203,051	283	2,565,157	(604,600)	1,960,557
Cost of sales and operating expense	2,058,652	535,989	312,050	371	2,907,062	(526,658)	2,380,404
Operating income(loss)	(157,224)	(75,594)	(108,999)	(88)	(341,905)	(77,942)	(419,847)
Assets	1,261,727	250,864	136,392	—	1,648,983	646,949	2,295,932

(3) Overseas Sales Information

Overseas sales of SEGA for the years ended March 31, 2000 and 2001, are summarised as follows:

	Millions of yen Year ended March 31, 2000			
	North America	Europe	Others	Total
Overseas sales	84,032	49,441	12,048	145,521
Consolidated net sales	—	—	—	339,055
Ratio of overseas sales to consolidated sales	24.8%	14.6%	3.6%	43.0%

	Millions of yen Year ended March 31, 2001			
	North America	Europe	Others	Total
Overseas sales	55,458	26,043	8,140	89,641
Consolidated net sales	—	—	—	242,913
Ratio of overseas sales to consolidated sales	22.8%	10.7%	3.4%	36.9%

	Thousands of U.S. dollars Year ended March 31, 2001			
	North America	Europe	Others	Total
Overseas sales	447,603	210,194	65,698	723,495
Consolidated net sales	—	—	—	1,960,557
Ratio of overseas sales to consolidated sales	22.8%	10.7%	3.4%	36.9%

22. RESTRUCTURING OF BUSINESS LINES AND ASSETS DONATION

At the Meeting of Board of Directors held on January 31, 2001, the Company decided the discontinuation of production of Dreamcast, thereafter concentrating its resources on contents and amusements business. In January 2001, Mr. Isao Okawa, then chairman and president of the Company who died on March 16, 2001, proposed to contribute his own assets netting ¥77,913 million ($628,838 thousand) to the Company to support the development of the business. At the Meeting of Board of Directors held on January 31, 2001, the Company accepted Mr. Okawa's proposal, thereby realising gain on donated assets for the year then ended.

Summary of donated assets by Mr. Okawa:

	Millions of Yen	Thousands of U.S. dollars
Treasury stocks (19,865,718 shares)	33,573	270,969
Investment in securities	57,525	464,286
Long-term loan receivables-net	1,200	9,685
Other investments	7,132	57,562
Other current assets	9,134	73,721
Total Donated Assets	108,564	876,223
Less: Short-term bank loans	21,815	176,069
Other current liabilities	8,836	71,316
Net Donated Assets	77,913	628,838

Marketable securities are valued at the market prices prevailing as at January 31, 2001 and Non-marketable securities are evaluated at the fair values as at January 31, 2001 by independent appraiser. The balance of loan receivables has been reduced for uncollectable ones.

23. EMPLOYEE BENEFIT PLAN

Upon terminating employment, employees of the Company and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indeminities or pension payments.

The Company adopted an adjusted pension plan to all of the pension and severance plan since November 1, 1993.

The following is a summary of financial information on pension and severance plan applicable to the year ended March 31, 2001.

(1) Summary of benefit obligation:

	Millions of Yen	Thousands of U.S. dollars
Benefit obligation	(8,677)	(70,032)
Plan assets	5,757	46,465
Unrecognised benefit obligation	(2,920)	(23,567)
Unrecognised net transition asset	52	420
Unrecognised acturial loss	657	5,303
Unrecognised prior service cost	(908)	(7,329)
Accrued employee's retirement benefits	(3,119)	(25,173)

(2) Summary of benefit cost:

	Millions of Yen	Thousands of U.S. dollars
Service cost	960	7,748
Interest cost	279	2,252
Expected return on plan assets	(209)	(1,687)
Amortisation of net transition asset	2,469	19,927
Recognised acturial loss	3	25
Amortisation of prior service cost	0	0
Net periodic benefit cost	3,502	28,265

(3) Summary of assumptions on benefit obligation:

Periodic distribution method of expected pension benefit	Straight line method
Discount rate	3.0%
Expected return on plan assets	3.5%
Amortisation period of prior service cost (within average remaining service years when incurred)	10 years
Amortisation period of acturial loss (within average remaining service years when incurred, but amortisation is to commence from the following year)	10 years

24. ISSUANCE OF COMMON STOCK TO RELATED PARTIES

The Company issued 36,000 thousand shares of common stock to related parties (Mr. Isao Okawa, then chairman and president, and CSK Corporation, a shareholder of the Company) and received ¥101,376 million ($818,208 thousand) of paid-in capital on April 3, 2000 (¥50,688 million for common stock, ¥50,688 million for additional paid-in capital).

25. STOCK OPTION PLAN

(1) Under the plan, which was approved at the General Meeting of Shareholders held on June 26, 1998, Directors and employees are entitled to be granted options for 194,000 shares at an exercise price of ¥2,688 at March 31, 2001.

(2) Under the plan, which was approved at the General Meeting of Shareholders held on June 29, 1999, Directors and employees are entitled to be granted options for 241,600 shares at an exercise price of ¥1,987 at March 31, 2001.

(3) Under the plan, which was approved at the General Meeting of Shareholders held on June 29, 2000, Directors and employees are entitled to be granted options for 590,000 shares at an exercise price of ¥1,813 at March 31, 2001.


[This page is intentionally left blank]



[This page is intentionally left blank]

NON-CONSOLIDATED BALANCE SHEETS

March 31, 1999, 2000 and 2001

	March 31,			
	1999 (audited)	2000 (audited)	2001 (unaudited)	2001 (unaudited)
	(Millions of Yen)			(Thousands of U.S. dollars)
ASSETS				
Current Assets:				
Cash and time deposits	¥101,496	¥ 71,198	¥ 17,406	$ 140,484
Notes and accounts receivable	31,948	48,156	23,756	191,735
Marketable securities	301	101	—	—
Lease-backed notes receivable	20,500	3,000	—	—
Inventories	46,542	29,645	6,917	55,827
Prepaid expenses	14,612	5,020	1,488	12,010
Treasury stock	1	1	33,574	270,976
Other current assets	18,633	21,096	23,831	192,341
Less allowance for doubtful accounts	(25)	(59)	(1,087)	(8,773)
Total current assets	234,008	178,158	105,885	854,600
Investment and Advances:				
Investments in securities	60,123	73,452	84,826	684,633
Long-term loans receivable	4,197	3,781	2,927	23,624
Other investments	57,828	60,147	107,932	871,122
Less allowance for doubtful accounts	(48,833)	(52,858)	(56,093)	(452,728)
Total investments and advances	73,315	84,522	139,592	1,126,651
Property and Equipment:				
Amusement machines and facilities	70,801	63,136	3,022	24,391
Buildings and structures	50,366	50,266	30,332	244,810
Other	20,874	20,018	8,642	69,750
	142,041	133,420	41,996	338,951
Less accumulated depreciation	(89,747)	(87,643)	(22,635)	(182,688)
	52,294	45,777	19,361	156,263
Land	22,574	22,574	22,557	182,058
Total property and equipment	74,868	68,351	41,918	338,321
Fixed Leasehold Deposits	24,170	20,475	2,186	17,643
Deferred Charges and Intangible Assets	11,402	11,599	5,912	47,716
Total Assets	¥417,763	¥363,105	¥295,493	$2,384,931

NON-CONSOLIDATED BALANCE SHEETS

March 31, 1999, 2000 and 2001

	March 31,			
	1999 (audited)	2000 (audited)	2001 (unaudited)	2001 (unaudited)
	(Millions of yen)			(Thousands of U.S. dollars)
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Short-term bank loans	¥ —	¥ 5,000	¥ 25,815	$ 208,354
Current portion of long-term debt	29,371	—	52,000	419,693
Current portion of convertible bonds	—	88,452	—	—
Notes and accounts payable:				
Trade	46,171	44,155	22,168	178,918
Subsidiaries and affiliates	880	7,506	657	5,303
Other	3,626	1,698	3,120	25,182
	50,677	53,359	25,945	209,403
Accrued expenses	12,619	16,713	19,655	158,636
Income taxes payable	85	302	129	1,041
Reserve for guaranteed obligation	5,485	1,590	—	—
Other current liabilities	1,944	2,549	9,888	79,806
Total current liabilities	100,181	167,965	133,432	1,076,933
Long-Term Liabilities				
Long-term debt	216,265	87,406	29,557	238,555
Accrued employees retirement benefits	556	518	2,993	24,157
Accrued retirement benefits for directors and corporate auditors	125	42	33	266
Other long-term liabilities	—	1,650	2,408	19,435
Total long-term liabilities	216,946	89,616	34,991	282,413
Commitments and Contingencies				
Shareholders' Equity:				
Common stock, par value ¥50 per share:				
Authorised-200 million shares at March 31, 1999 and 2000 and 600 million shares at March 31, 2001, respectively				
Issued-103,219,703 shares, 122,495,720 shares and 162,398,464 shares at March 31, 1999, 2000 and 2001, respectively	42,109	64,149	117,919	951,727
Additional paid-in capital	41,653	63,674	117,440	947,861
Legal reserve	2,770	3,008	3,008	24,278
Voluntary reserves	45,892	7,892	7,891	63,688
Special tax-purpose reserves	291	162	154	1,243
Accumulated deficit	(32,079)	(33,361)	(120,593)	(973,309)
Unrealisesd gain on investment in securities	—	—	1,251	10,097
Total shareholders' equity	100,636	105,524	127,070	1,025,585
Total liabilities and shareholders' equity	¥417,763	¥363,105	¥295,493	$2,384,931

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended March 31, 1999, 2000 and 2001

	Year ended March 31,			
	1999	2000	2001	2001
	(audited)	(audited)	(unaudited)	(unaudited)
	(Millions of yen)			(Thousands of U.S. dollars)
Net Sales	¥214,546	¥272,585	¥192,713	$1,555,391
Cost of Sales	170,594	258,088	185,573	1,497,764
Gross profit	43,952	14,497	7,140	57,627
Selling, General and Administrative Expenses	41,871	49,022	27,909	225,254
Operating (loss) income	2,081	(34,525)	(20,769)	(167,627)
Other Income (Expenses):				
Interest and dividend income	1,604	1,315	2,642	21,324
Interest expense	(879)	(1,803)	(1,492)	(12,042)
Loss on write-down or disposal of inventories	(11,495)	(1,745)	(42,416)	(342,341)
Loss on write-off of loan receivables	—	—	(6,536)	(52,752)
Loss on sale or disposal of property and equipment	(1,085)	(1,377)	(1,197)	(9,661)
Loss on valuation of investment in securities	(1,291)	(553)	(4,432)	(35,771)
Loss on valuation of investments in subsidiaries and affiliates	(750)	(1,241)	(41,179)	(332,357)
Loss on valuation of cash trust for investments	(1,330)	—	—	—
Gain on donated assets from Mr. Okawa	—	—	77,913	628,838
Gain (loss) on sales of investment in securities	—	7,785	(1,038)	(8,378)
Gain on sale of network department	—	4,700	—	—
Loss on dissolution of a subsidiary	(5,014)	—	—	—
Net gain (loss) on foreign exchange	(529)	(1,596)	1,117	9,015
Provision for accrued employees' retirement benefits	—	—	(2,386)	(19,257)
Additional benefits for retirees	—	(2,016)	(945)	(7,627)
Provision for doubtful accounts	(7,139)	(4,272)	(38,060)	(307,183)
Loss on reserve for guaranteed obligation	(5,485)	(1,589)	—	—
Amortisation of discounts on bonds	(686)	—	—	—
Amortisation of bond and note issue expenses	(723)	(733)	(734)	(5,924)
Other, net	(416)	1,201	(6,569)	(53,019)
Total other income (expenses)	(35,218)	(1,924)	(65,312)	(527,135)
Loss before income taxes	(33,137)	(36,449)	(86,081)	(694,762)
Income taxes:	246	350	1,160	9,362
Net loss	¥ (33,383)	¥ (36,799)	¥ (87,241)	$ (704,124)

	Year ended March 31,			
	1999	2000	2001	2001
		(Yen)		(U.S. dollars)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Per share				
Net loss — basic	¥ (331.1)	¥ (335.2)	¥ (559.1)	$ (4.51)
Cash dividends	39.0	—	—	—
Weighted average number of shares(thousands)	100,833	109,793	156,050	156,050

REGISTERED HEAD OFFICE OF THE COMPANY

2-12, Haneda 1-chome
Ohta-ku, Tokyo 144-8531

TRUSTEE

The Law Debenture Trust Corporation p.l.c.
Fifth Floor
100 Wood Street
London EC2V 7EX

PRINCIPAL PAYING AGENT, CONVERSION AND REPLACEMENT AGENT

The Sumitomo Mitsui Banking Corporation
Temple Court
11 Queen Victoria Street
London EC4N 4TA

PAYING AND CONVERSION AGENT

The Sanwa Bank, Limited
P.O. Box 36
City Place House
55 Basinghall Street
London EC2V 5DL

LUXEMBOURG PAYING, CONVERSION AND REPLACEMENT AGENT

Mizuho Trust & Banking (Luxembourg) S.A.
1B, Parc d'Activite Syrdall
P.O. Box 29
L-2010 Luxembourg

LEGAL ADVISERS

To the Company as to Japanese law

Asahi Law Offices
New ATT Bldg.
11-7, Akasaka 2-chome
Minato-ku, Tokyo 107-8485

To the Company as to English law

Linklaters
Linklaters & Alliance
Akasaka 1-chome Center Building 12F
11-30, Akasaka 1-chome
Minato-ku, Tokyo 107-0052

To the Managers as to Japanese law

Mitsui, Yasuda, Wani & Maeda
Akasaka 2.14 Plaza Bldg.
14-32, Akasaka 2-chome
Minato-ku, Tokyo 107-0052

To the Managers as to English law

Allen & Overy
NTB.M Building 5F
2-9, Shinbashi 2-chome
Minato-ku, Tokyo 105-0004

To the Trustee as to English Law

Allen & Overy
One New Change
London EC4M 9QQ

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ChuoAoyoma Audit Corporation
Kasumigaseki Bldg., 32nd Floor
2-5, Kasumigaseki 3-chome
Chiyoda-ku, Tokyo 100-6088

CUSTODIAN

The Law Debenture Trust Corporation p.l.c.
Fifth Floor
100 Wood Street
London EC2V 7EX

CUSTODIAN'S AGENT

The Sumitomo Trust and Banking Corporation, Limited
11-5, Nihonbashi-Honcho 4-chome
Chuo-ku, Tokyo 103-8440

LUXEMBOURG LISTING AGENT

Banque Internationale à Luxembourg S.A.
69 route d'Esch
1-2953 Luxembourg
Luxembourg

SEGA®

SEGA Corporation

May 29, 2001

Notice Regarding Zero Coupon Convertible Bonds due 2004

Please be informed that issuance of zero coupon convertible bonds due 2004 was resolved at the meeting of the board of directors held on May 29, 2001. The details are as follows:

1. Securities Offered:

SEGA Corporation Zero Coupon Convertible Bonds due 2004

02 APR 16 AM 11:27

2. Total Amount of Issue:

¥50,000,000,000

3. Offering Price:

100 per cent

4. Interest Ratio:

None

5. Commencing Date of Subscription:

May 29, 2001

6. Period of Subscription:

June 6, 2001 through June15, 2001

7. Closing Date:

June 18, 2001

8. Redemption on Maturity:

June 18, 2004

9. Price of Redemption:

100 per cent.

10. Denomination of the Bonds:

¥5 million per bond

11. Offering:

In Japan and overseas markets excluding the US. The public offering will be executed by Goldman Sachs International and other underwriters.

12. Items related to conversion:

(1) Initial Conversion Price: To be determined.

(2) Conversion Price Adjustment: Based on market price

(3) Shares to be Issued on Conversion: Common stock with face value of ¥50

(4) Proposed period of conversion: July 2, 2001 to June 11, 2004

(5) Principal conversion agent: Sumitomo Mitsui Banking Corporation etc

13. Redemption Method:

(1)Redemption on maturity: on June 18, 2004

(2)Redemption by purchasing: Any time

(3) Early Redemption

(a) Redemption at the option of the Company

The Company may, at any time on or after June 18, 2002, on giving not less than 30 nor more than 60 days' irrevocable notice to the Bondholders redeem all, or some only, of the Bonds at their principal amount, provided that no redemption may be made unless the closing price of the Shares for each of the 20 consecutive trading days (as defined in the Conditions of the Bonds), the last of which occurs not more than 30 days prior to the day upon which the notice of such redemption is first published, is at least 140 per cent of the Conversion Price in effect on each such trading day.

(b) Early Redemption in case of 100% acquisition of the Company by another company

In case that the Company decides by the resolution of its shareholders' meeting to become a 100% subsidiary of another corporation by way of "stock transfer" or otherwise, the Company can redeem all its Bonds outstanding as at the effective day of such transaction, having given not less than 30 nor more than 60 days' notice to Bondholders, in accordance with the following rates:

Period during which the redemption date falls	**Redemption Price** (per cent.)
From June 19, 2001 to June 17, 2002	102
From June 18, 2002 to June 17, 2003	101
From June 18, 2003 to June 17, 2004	100

(c) Early Redemption due to Change in Law :

If, due to any change in law, the Company is required to procure payments of additional amounts for the principal of the Bonds, the Company may redeem, having given not less than 30 nor more than 60 days' notice to Bondholders, all of its outstanding Bonds.

14. Coupon Payment Date:

Not Applicable.

15. Paying, Conversion and Replacement Agents:

The Sumitomo Mitsui Banking Corporation, London Branch, The Sanwa Bank, Limited, London Branch, and Mizuho Trust & Banking (Luxembourg) S.A.

16. Collateral:

The "Bonds" are unsecured obligations and come without any guarantee. Nor are any assets of the Company encumbered for the Bonds.

17. Covenants regarding Other Financing of the Company:

Regarding foreign bonds issued by the Company, the Company will not provide a collateral to the bondholders of the foreign bonds unless an equivalent collateral are not provided to the bondholders of this issue.

18. Trustee:

The Law Debenture Trust Corporation p.l.c.

19. Manager and Bookrunner:

Goldman Sachs International (Lead Manager) and others

20. Places to apply for subscription:

Head office and branch of underwriters in Japan

21. Registration Institute:

None

22. Rating of the Bonds: BB+

Rating Agency: Rating and Investment Information, Inc.

23. All other terms required for issue of the Bonds will be determined by the board of directors.

24. Offering in Japan is subject to the registration in accordance with the Japanese Securities Exchange Law.

(Reference)

1. Use of Proceeds

(1) Use of Proceeds

The net proceeds from the issue of the Bonds, which are estimated to approximate ¥48.6 billion, will be applied primarily towards redemption of bonds of about ¥25.0 billion, payment for the extraordinary loss of about ¥10.2 billion appropriated for the year ended March 31, 2001, and working capital of ¥13.4 billion for the cost of multi-platform compatible software development.

(2) Change of Plan regarding the Appropriation of the Proceeds of the last financing of the Company

The net proceeds of ¥101.01 billion from the issuance of 36 million shares of the Company as paid on April 3, 2000 had been intended to be applied primarily towards capital expenditure (¥32.05 billion), R&D cost (¥16.847 billion), investment and loan programs for subsidiaries and affiliates (¥7.4 billion), and redemption of 4th unsecured convertible bonds (¥44.713 billion). However, the Company revised the above initial plan due to withdrawal from hardware business. The amounts of capital expenditure, R&D cost, investment and loan programs for subsidiaries and affiliates, and redemption of 4th unsecured convertible bonds were changed to ¥1,074 million, ¥2,407 million, ¥2,162 million and ¥95,367 million, respectively.

(3) Forecasts for the effect for business results

The Company forecasts that by applying the proceeds of the Bonds to the working capital for development of home video game software, it will be able to line up competitive software products in the content business.

2. Appropriation of Earnings for Shareholders

Returning earnings of the Company to shareholders is one of the most important policies of the Company. After retaining profits necessary for financial reform and business development, the Company will distribute its profits to our shareholders having regard for the performance of the Company.

203391

May 30, 2001

Notice Regarding the Corrections to the Provisional Report on Closing of Accounts for the year ended March 31, 2001

The Company notifies that it corrected pp 2 and 33 of the Provisional Report on Closing of Accounts for the year ended March 31, 2001 announced on May 22, 2001. The parts that the Company corrected are underlined and in bold.

Pp2.

(Status of Corporate Group)

Line 1: The SEGA Group consists of the Company, 64 subsidiaries and **15** affiliates.

Pp33

(2) Consolidated Statement of Profits and Losses

Net loss for the previous fiscal year amounted to **¥36,799 million**

02 APR 16 AM 11:21

June 1, 2001

Report Amending the Temporary Report as of May 29, 2001

1. Reasons for submitting this report

The Company resolved the issuance of zero coupon convertible bonds due 2004 (CBs) at the meeting of the board of directors held on May 29, 2001. On the same day, the Company submitted the Temporary Report and on May 31, 2001 the Report amending the Temporary Report. Presently the Company would like to submit another report to amend the Temporary Report pursuant to the Securities Exchange Law, which amendments include the change of the total number of the issued Bonds to be offered in foreign countries and other related matters that have been determined at the meeting of the board of directors held on June 1, 2001.

2. Corrections

02 APR 16 AM 11:38

(2) Number of CBs in Issuance:

(Before correction) 8,000 (Planned)

(After correction) 8,500

(4) Total Issue Price:

(Before correction)

¥40,000,000,000 (Planned to be offered in foreign countries) (with the additional ¥10,000,000,000 worth of Bonds planned to be offered in Japan)

(After correction)

¥42,500,000,000 (To be offered in foreign countries) (with the additional ¥7,500,000,000 worth of Bonds to be offered in Japan)

(5) Total Par Value Price of CBs:

(Before correction)

¥40,000,000,000 (Planned to be offered in foreign countries) (Total par value price of CBs planned to be offered in Japan is ¥10,000,000,000)

(After correction)

¥42,500,000,000 (To be offered in foreign countries) (Total par value price of CBs to be offered in Japan is ¥7,500,000,000)

(12) Conditions of the conversion of the CBs:

1) Initial Conversion Price

(Before correction)

To be determined later at the meeting of the board of directors of the Company

(After correction)

¥2,398

2) Portion of issue price of a converted share not credited to the stated capital

(Before correction)

Portion of issue price of a converted share not credited to the stated capital equals issue price less the amount to be credited to the stated capital, which is an amount equal to the issue price multiplied by 0.5. Any amount less than one yen will be rounded up; provided that in the event that par-value shares are issued upon conversion and the amount to be so credited to the stated capital is less than the par value of such par-value shares, the amount equal to such par value shall be credited to the stated capital.

(After correction)

¥1,199. Provided that in the case of any adjustment of the conversion price, the portion of issue price of a converted share not credited to the stated capital equals issue price less the amount to be credited to the stated capital, which is an amount equal to the issue price multiplied by 0.5. Any amount less than one yen will be rounded up; provided that in the event that par-value shares are issued upon conversion and the amount to be so credited to the stated capital is less than the par value of such par-value shares, the amount equal to such par value shall be credited to the stated capital.

203336

June 1, 2001

Notice Regarding the Change of the Conversion Price

The Company is pleased to inform of the following change of the conversion price.

1. Change of the conversion price

Name	New conversion price	Present conversion price
Convertible Bonds due 2006	¥1,506.10	¥1,517

02 APR 16 AM 11:38

2. Effective Date

June 19, 2001

3. Reason for change

The adjustment has been made because the conversion price of Zero Coupon Bonds due 2004, which were issued pursuant to resolutions at the meeting of the board of directors held on May 29, 2001 and June 1, 2001, went down below the market value.

The Company did not adjust the conversion price of the CBs due 2003.

1 June, 2001

VIA FAX AND MAIL

The Law Debenture Trust Corporation p.l.c., as Trustee
Princes House
95 Gresham Street
London, EC2V 7LY
For the attention of: Manager of Trust Administration:

The Sumitomo Mitsui Bank, Limited, as Principal Paying Agent
Temple Court
11 Queen Victoria Street
London EC4N 4TA United Kingdom
For the attention of: Manager, Loans Agency

Re: SEGA Corporation (formerly known as SEGA Enterprises, Ltd.)
¥50,000,000,000 Convertible Bonds due 2003 (the "Bonds")
Constituted by a Trust Deed dated 17 February, 1999 (the "Trust Deed")

Dear Sirs and Madams:

In accordance with Clause 14.12 of the Trust Deed and Clause 6.1 of the Payment and Conversion Agency Agreement (the "Agreement") dated 17th February, 1999 relating to the Bonds, SEGA Corporation hereby notifies you that pursuant to a resolution of a meeting of its board of directors held today it has decided to redeem all of the Bonds outstanding pursuant to Condition 6.2 of the Terms and Conditions of the Bonds, subject to the fulfillment of the terms of said condition.

The board of directors of SEGA Corporation has resolved as follows:

(i) The Date on which the Bonds to be redeemed:
July 31, 2001

(ii) The redemption price of each Bond:

JPY 100 per each Bond

(iii) The principal amount of the Bonds to be redeemed:
JPY 9, 400,000,000 as at May 31, 2001

In addition, with respect to the notice required to be given to the Bondholders in accordance with Condition 6.2 of the Terms and Conditions of the Bonds, we are preparing a draft of such notice and will be forwarding a draft copy to you for your review early next week.

Thank you for your attention to this matter.

Very truly yours,
SEGA Corporation

S. Yamazaki
Shoichi Yamazaki
Officer
Corporate planing Division

CC: Hashidate Law Office
Kenji Hashidate/Jun Mamiya

(W194AK78/030020L61)

SEGA CORPORATION
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2001

	2001 Millions of yen	2000 Millions of yen	%Increase (Decrease)
INCOME STATEMENTS			
Net sales	192,713	272,585	(29.3)
Cost of sales	185,573	258,087	(28.1)
SG&A expenses	27,908	49,022	(43.1)
Operating loss	(20,768)	(34,525)	(39.8)
Other income	8,236	3,005	174.1
Other expenses	5,230	4,195	24.7
Recurring loss	(17,762)	(35,715)	(50.3)
Extraordinary gain	77,947	13,558	474.9
Extraordinary loss	146,264	14,292	923.4
Loss before income taxes	(86,080)	(36,449)	136.2
Income taxes	1,160	350	231.4
Net loss for the period	(120,593)	(36,799)	227.7
Net loss per share (yen)	(559.05)	(300.42)	86.1

	2001 As of March 31, 2001 Millions of yen	2000 As of March 31, 2000 Millions of yen	%Increase (Decrease)
BALANCE SHEETS			
ASSETS			
Total current assets	105,884	178,158	(40.6)
Property and equipment	41,917	68,351	(38.7)
Intangible fixed assets	3,871	6,754	(42.7)
Investments and advances	143,808	109,096	31.8
Deferred assets	10	743	(98.7)
Total assets	295,492	363,105	(18.6)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Total current liabilities	133,431	167,964	(20.6)
Total long-term liablities	34,991	89,615	(61.0)
Shareholders' equity	127,069	105,524	20.4
Total liabilities and shareholders' equity	295,492	363,105	(18.6)

	2001 Millions of yen	2000 Millions of yen	%Increase (Decrease)
NET SALES BY DIVISION			
Consumer products	96,641	152,539	(36.6)
Amusement center operations	38,728	74,913	(48.3)
Amusement machine sales	48,305	37,881	27.5
Royalities on game software	9,037	7,251	24.6
Total	192,713	272,585	(29.3)
Exports	80,075	109,853	(27.1)

Note: The above financial information was prepared using accounting principles generally accepted in Japan.

Reference Materials to Assist Shareholders in Exercising their Vote

1. Total Number of Shares owned by shareholders with right to vote: 141,770,300 shares

2. Matters to be resolved and related information;

First Item: Approval of the plan for disposal of losses for the 43rd business term

The Company recorded a net loss this term, caused by poor sales performance and the termination of the manufacturing of Dreamcast products.

The Company will carry forward to the next term the loss of ¥120,586,215,577. Regrettably, the Company decided to forgo the payment of dividends for this term.

Second Item: Appointment of One Director

Isao Okawa, director of the Company, passed away on March 16, 2001, Shoichiro Irimajiri, director of the Company, resigned as of December 31, 2000, and Hideki Okamura, director of the Company, resigned as of January 31, 2001. The Company requests appointment of one new director.

The candidate for the director is Tetsu Kayama, present CO-COO of the Company.

Third Item: Grant of stock options to eligible directors and employees pursuant to Section 280-19 of the Commercial Code of Japan.

Based on Section 280-19 of the Commercial Code of Japan, the Company would like to grant stock options to the directors and employees of the Company. These stock options are intended to enhance the work motivation of the directors and employees of the Company.

The names of directors and employees eligible for stock options:

Directors:

Yoshiji Fukushima (20,000 shares), Hideki Sato (20,000 shares), Tetsu Kayama (20,000 shares), Akira Nagai (20,000 shares), Toshimichi Oyama (10,000 shares), Tetsuo Takakura (10,000 shares), Hisashi Suzuki (10,000 shares), Masahiro Aozono (10,000 shares), and Numeaki Masuda (10,000 shares)

Employees:

Shunichi Nakamura (10,000 shares), Yasuo Tazoe (7,000 shares), Hidekazu Yukawa (7,000 shares), Nobuhisa Yamada (7,000 shares), Keiji Mori (7,000 shares), Hisao Oguchi (7,000 shares), Masanao Maeda (7,000 shares), Yu Suzuki (7,000 shares), Yuji Naka (7,000 shares), Shoichi Yamazaki (5,000 shares), Takeshi Uehara (5,000 shares), Tokinori Kaneyasu (5,000 shares), Toshiya Tabata (5,000 shares), Seigo Tabira (5,000 shares), Akira Sugano (5,000 shares), Ryoichi Shiratsuchi (5,000 shares), Hirohisa Sato (5,000 shares), Yoshio Sakai (3,000 shares) and Yasutaka Sato (3,000 shares)

Each of the following employees is to be given 2,000 shares:

Yukio Aoyama, Nobuhiko Ishihara, Hiroaki Omura, Osamu Kaji, Akihiro Kanamori, Kiyotaka Kunihiro, Toshio Konishi, Tomomitsu Sawada, Hironao Sone, Isamu Tsuji, Masahiro Nakagawa, Yukitomo Hirai, and Tsuneo Watanabe.

Each of the following employees is to be given 1,000 shares:

Takanori Akiyama, Masaaki Iguchi, Masami Ishikawa, Chiaki Itofusa, Munehiro Umehara, Yoshimitsu Ebine, Toshihiro Oba, Akitoshi Ogawa, Toshiyuki Kaji, Masaaki Kataoka, Minoru Kanenari, Hideyuki Kanemura, Minoru Kabuta, Koichi Kawashima, Katsutoshi Kambara, Yo Kikuchi, Takashi Kosaka, Keita Kojima, Kazuo Goto, Yutaka Saito, Ryoichi Sakuma, Fumiaki Sadano, Satoru Sato, Keitaro Sigemasa, Takeshi Shinozaki, Hitoshi Shimazaki, Yasuo Shimizu, Takashi Shoji, Toshiyuki Sugano, Yukio Sugino, Hideki Suzuki, Hiroyuki Soga, Yu Takahashi, Tadashi Takezaki, Koji Takeyama, Masamitsu Nagoshi, Yoshihide Nomura, Norihito Hirayama, Teruyuki Hirohashi, Kenji Hoshino, Hidenobu Matsui, Masayuki Matsuda, Yoshihisa Michinaka, Hisashi Miyazaki, Hiroyuki Miyazaki, Toshiyuki Murakoshi, Ryosuke Momiyama, Hiroshi Yagi, Ryoji Yanase, Shigeru Yamashita, Katsuhiro Yamada, Ken Yamamoto, Masao Yoshimoto and Katsuyoshi Watanabe.

Each of the following employees is to be given 500 shares:

Yasukazu Aikawa, Kazuo Aoki, Mitsuo Aoshima, Kazuhiro Asami, Teruyuki Awaji,

Takashi Ando, Mutsumi Ikeda, Seiji Ishii, Tomoaki Ishidao, Ichigozaki Kaoru, Mukio Ine, Toru Inoue, Kenichi Iwanaga, Hiroshi Uemura, Yoichi Uchida, Hideaki Eguchi, Akihiro Etori, Yoshihito Endo, Masanori Ohe, Naoko Ohoka, Yoshiki Ohoka, Hiroshi Ohki, Makoto Osaki, Kazuhiko Oshiba, Kanji Omatsu, Teruo Okabe, Shinji Okui, Satoru Kagami, Yukihiro Kashiwaguchi, Hiroshi Kataoka, Takashi Kato, Hiroaki Kadokura, Osamu Kuzuno, Hisatoshi Kanazawa, Takashi Kabasawa, Tsuneo Kamijo, Junshi Kono, Chisaki Kusajima, Hajime Kubota, Takuji Konuma, Kanji Kobayashi, Hiroki Koyama, Tomoaki Saito, Shoji Sakata, Motoharu Sakurai, Isao Sasaki, Emi Sasaki, Yoichi Sato, Katsuhisa Sato, Seijiro Sannabe, Ryuzo Shiino, Tatsuya Shikata, Hiroyuki Shiba, Toshihiro Shibazaki, Atsuo Shima, Junichi Shimizu, Yasutomo Shimizu, Mitsunari Shiroiwa, Koji Sugita, Katsutoshi Suzuki, Mikio Suyama, Satoshi Sonotani, Seiichi Sorano, Mitsuru Takahashi, Yuji Takahashi, Kazuyosi Takeuchi, Hironao Takeda, Shigenori Tanaka, Shojiro Tanaka, Tadayuki Tanaka, Masahiro Tanaka, Hisao Taneoka, Katsumi Tarukawa, Koji Tsuchiya, Kouji Tsuchiya, Morito Tojo, Shingo Dote, Donald Bayger, Akihito Tomuro, Masanori Nagai, Kotaro Nakano, Toru Nakabayashi, Ryo Nakamura, Yasushi Nagumo, Ryuji Namiki, Keiichi Narita, Tatsutoshi Narita, Yoshiyuki Shimbori, Akira Nishikawa, Kaname Noda, Kazuhiro Nonaka, Katsuhiro Hasegawa, Seiji Hasegawa, Yoshiaki Hasegawa, Ryoichi Hara, Yoshiteru Hara, Mutsuhiro Fujii, Takenori Fujishima, Masafumi Fujita, Takashi Fujimura, Motoshige Hokoyama, Shuji Hori, Yoshiharu Honda, Yasunobu Masahiro, Toru Matsuo, Seiichi Matsushita, Kenji Muzumoto, Kunihide Miyai, Katsumi Murakami, Koji Murayama, Katushiko Mochizuki, Katsufumi Yasuda, Toru Yasuda, Hirokazu Yasuhara, Masahiko Yano, Takeshi Yabusaki, Yo Yamaki, Tomoyuki Yamaguchi, Yukiyoshi Yamashita, Yuki Yamanaka, Hirohisa Yamanashi, Naomi Yamamoto, Toyohiro Yoshioka, Kazuhiko Yoshida, Koji Yoshida, Seiji Yoshida, Takeshi Yoshimoto, and Kazutoshi Watanabe

Fourth Item: Condolence money to the late director, Isao Okawa

Isao Okawa, chairman, president and representative director of the Company, passed away on March 16, 2001. The Company honors his achievement and would like to pay condolence money of 200 million yen to his estate.



SEGA CORPORATION



ANNUAL REPORT 2001

Year ended March 31, 2001

CONSOLIDATED FINANCIAL HIGHLIGHTS

SEGA CORPORATION and Consolidated Subsidiaries
Years ended March 31, 1999, 2000 and 2001

			Millions of yen	Thousands of U.S. dollars
	1999	2000	2001	2001
For the year:				
Net sales:				
Consumer product sales	¥ 84,694	¥186,189	¥115,753	$ 934,245
Amusement center operations	93,128	79,212	74,657	602,559
Amusement machine sales	88,372	73,654	52,503	423,753
Total	¥266,194	¥339,055	¥242,913	$1,960,557
Cost of sales	¥201,819	¥290,492	¥218,235	$1,761,380
Gross profit	64,375	48,563	24,678	199,177
Selling, general and administrative expenses	62,287	88,917	76,697	619,024
Operating income (loss)	2,088	(40,354)	(52,019)	(419,847)
Net loss	(42,881)	(42,880)	(51,730)	(417,514)
Depreciation and amortization	26,141	23,945	28,541	230,355
At year-end:				
Total assets	425,614	375,341	284,466	2,295,932
Total shareholders' equity	80,641	80,725	91,687	740,008
Financial ratios:				
Return on average assets	—%	—%	—%	—%
Return on average equity	—	—	—	—
Payout ratio	—	—	—	—

			Yen	U.S. dollars
	1999	2000	2001	2001
Net loss per share—basic	¥(425.3)	¥(390.6)	¥(341.6)	$(2.76)
Cash dividends per share	39.0	—	—	—

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥123.9=US$1, the exchange rate prevailing at March 31, 2001.
2. Net loss per share figures have been computed using the weighted average number of shares outstanding during each period.

CONTENTS

Profile 1
To Our Stakeholders 2
Structural Reform Targets 4
Our Medium-Term Strategy 7
World-Class Content Creators 10
Review of Operations 12
In Memory of Isao Okawa 15
Board of Directors 16
Financial Review 18
Consolidated Balance Sheets 20
Consolidated Statements of Operations 22
Consolidated Statements of Shareholders' Equity 23
Consolidated Statements of Cash Flows 24
Notes to the Consolidated Financial Statements 25
Report of Independent Accountants 40
Non-Consolidated Statements of Operations 41
Non-Consolidated Balance Sheets 42
Corporate Data 44

Note:

VIRTUAL-ON FORCE: Original Game © SEGA CORPORATION, 1995
© SEGA CORPORATION/Hitmaker, 2000
CHARACTERS © SEGA CORPORATION/AUTOMUSS
CHARACTER DESIGN KATOKI HAJIME
Star Wars: Racer Arcade © Lucasfilm Ltd. & ™. All rights reserved. Used under authorization.
Sakura Wars 3: © SEGA/OVERWORKS, 2001 © RED 2001
Guru Guru Onsen 2: © OVERWORKS/SEGA, 2001 UNO and associated trademarks are owned by and used under license from Mattel, Inc. © 2001 Mattel, Inc. All Rights Reserved.
F355 Challenge: F355 Challenge is a trademark of Ferrari Idea S.A.
NFL 2K2: © SEGA CORPORATION, 2001
© 2001 NFLP. Team names and logos are trademarks of the teams indicated. All other (NFL-related marks) are trademarks of the National Football League and NFL Properties. Officially licensed product of PLAYERS INC. The PLAYERS INC logo is a registered trademark of the NFL players. www.nflplayers.com © 2001 PLAYERS INC.
NBA 2K2: The NBA and individual NBA Member Team identification used on or in this product are trademarks, copyrighted designs and other forms of intellectual property of NBA Properties, Inc., and the respective NBA Member Teams and may not be used, in whole or in part, without the prior written consent of NBA Properties, Inc. © 2001 NBA Properties, Inc. All rights reserved. © SEGA 2001
NASCAR: © SEGA CORPORATION, LTD., 2000 © 1999, 2000 Electronic Arts. All Rights Reserved. EA SPORTS is an Electronic Arts™ brand.

Effective November 1, 2000, the Company's name was changed to SEGA CORPORATION.

SEGA CORPORATION, founded in 1951 and incorporated in 1960, was reborn in 2001. In 2001, we created a medium-term strategy and implemented a structural reform plan through which we aim to become the world's top content provider. To launch the products, technologies, and interactive entertainment of tomorrow, we are centering our creative energies on our new core business of providing content.

Sonic's 10th Anniversary

"SONIC THE HEDGEHOG," a SEGA game character, celebrated its 10th anniversary in June 2001.

A symbol of SEGA, "SONIC THE HEDGEHOG" has evolved into not only an industry but a cultural phenomenon and, now, is a part of everyday life.

SONIC software is a perennial top title and long-term seller and one of SEGA's most important assets. The software can now be used with a variety of new platforms, ensuring that more people than ever can meet SONIC and that "SONIC fever" will continue to spread. SONIC is moving forward with SEGA.


Yoshiji Fukushima
Chairman
Hideki Sato
President
Content

SEGA CORPORATION has been constantly creating innovative forms of recreation in its consumer products and amusement businesses and has secured a solid position in the field of entertainment in the markets of Japan, the United States, and Europe. However, on January 31, 2001, we discontinued the production of Dreamcast, which had been fighting an uphill battle, and we will now concentrate our corporate resources on the content and amusement businesses.

Henceforth, in the content business, we will focus our efforts on ensuring a high-profitability organization and becoming the world's top content provider. Concurrently, in the amusement business, we will exhibit a greater than ever role in market leadership.

To this end, we have created a structural reform plan for the conversion of our business configuration, reform of our financial structure and business operations, and reorganization of our overseas sales subsidiaries and affiliates. At the same time, we are making the SEGA Group a more powerful corporate structure by definitively streamlining the parent company itself and striving to strengthen our financial position and improve profitability.

To implement these management policies, SEGA has set up the Structural Reform Promotion Headquarters, through which it is giving impetus to its reform efforts with quantifiable targets. The essence of these reforms is to transform our revenue structure into a solid framework for

Constructing a profitable corporate structure through structural reforms

Striving to be the world's top content provider

Expanding our share of the amusement market and creating new markets

profitability through the resolute implementation of each and every initiative. In this spirit, we have adopted a new corporate maxim—"Changing shape, changing clan, and changing keep." Changing shape directly corresponds to our desire to reform our business structure. Changing clan refers to the reevaluation of the overall structure and operations of the SEGA Group. Changing keep indicates our intention to build SEGA's revenue structure anew; moreover, a keep, besides being the means of securing a living, is the strongest part of a castle, and positioning revenues as the most powerful aspect of SEGA is always a goal. We will do away with outmoded business models, complete structural reforms at the earliest possible date, and exert maximum effort toward the new birth of SEGA as a highly productive company with limitless growth potential and enduring competitive strength.

August 2001

Yoshiji Fukushima

Yoshiji Fukushima
Chairman

佐藤 秀樹

Hideki Sato
President



Tetsu Kayama
Chief Operating Officer

On January 31, 2001, SEGA set out its management policies and management strategy for the recovery of profitability, established its Structural Reform Promotion Headquarters, and enacted the following structural reform plan.

Structural

Withdrawal from Hardware Operations (Structural Reform Framework)

	Previous Business Model		*New Business Model*
Hardware Business	Buildup of excess product and component inventories	→	Dispelling operating losses through withdrawal from hardware operations
Content Business	Sluggish growth and low yield for Dreamcast	→	Maximizing revenues through adoption of a multiplatform strategy
Overseas Consumer Business Subsidiaries	High-cost structures required for expansion in hardware sales	→	Structural conversion to software vendors
Network Business	Swelling advance investments based on the premise of expansion in hardware sales	→	Business model centered around game server operations
SEGA as a Whole	Manufacturer-oriented structure; bloated organization	→	Streamlining and decentralization
	•Large-scale capital investment required •Heavy business risk •Rigid business model •Waning content asset values		•Smaller-scale capital investment •Lighter business risk •Flexible business model •Maximization of content asset values

Financial reform

Short-term target *•Achieve positive free cash flow by fiscal 2002*

Medium-term targets *•Achieve ROE of 15% or greater by fiscal 2004*
•Achieve an equity ratio of 50% or greater by fiscal 2004
•Reduce interest-bearing debt ¥65.0 billion by fiscal 2004

Operational reform

Short-term targets *•Return SEGA's non-consolidated operating income to the black in fiscal 2002*
•Return consolidated operating income to the black in fiscal 2002

Medium-term target *•Achieve a 15% or greater ratio of consolidated operating income to net sales by fiscal 2004*

Financial Reform

1) To improve and streamline the balance sheet, we will:

•write off the liquidation of inventories necessitated by the cessation of Dreamcast hardware production, faltering stock values for struggling overseas subsidiaries, and the scaling down of overseas network operations, thereby carrying no non-performing assets forward into fiscal 2002, and

•produce a balance sheet suited to our new operational framework by rationalizing and increasing the liquidity of assets.

2) To streamline and curtail investments, we will:

•liquidate and sell off existing nonprofitable investment securities, and

•not invest in securities that are deemed strategically ineffective.

3) To reorganize affiliates, we will:

•change the organization in accordance with the parent company's business strategies, and

•liquidate or sell off loss-making affiliates or affiliates that do not conform with Group business policies.

4) To secure positive free cash flow, we will:

•implement business revenue improvement measures and the sale of assets.

Operational Reform

1) In our content business, we will:

•supply software for other manufacturers' platforms and make efficient use of existing software assets,

•review cost structures and clarify responsibility so as to convert fixed costs to variable costs and enhance developmental productivity, and

•strengthen the SEGA brand of PC software and supply content for mobile devices.

2) In our amusement business, we will:

•expand existing market share through improved efficiency in amusement center operations and the streamlining of machine sales through the use of new sales methods,

- open new amusement center locations, develop new markets, and foster new types of amusement centers that blend the elements of other industries together under a total perspective of entertainment, and
- develop and supply astonishing new games and products that redefine the concept of value.

3) To reorganize overseas consumer product subsidiaries, we will:

- convert the structure and scale of our hardware/software sales subsidiaries to create companies specializing in software sales and change to rules governing transactions with the parent company that will more clearly define responsibility, and
- strengthen the administrative framework of these software sales subsidiaries and reduce costs.

4) To reorganize our network subsidiaries, we will:

- freeze or scale down new infrastructure investments in European and North American network subsidiaries, and
- raise competitiveness and corporate value by consolidating intra-Group server operations expertise in Isao Corporation.

5) To improve the parent company itself, we will:

- reduce costs by scaling back our organization and staff in accordance with our new operational configuration,
- improve managerial efficiency by reducing selling, general and administrative expenses and implementing the unified control of R&D expenses, and
- strengthen rules governing such matters as inventories and capital investment.

6) In new business, we will:

- work closely with our affiliates to expand into visual software sales and create new content business using cartoon characters.


Strategy

[illegible] st[illegible] [illegible] expe[illegible] [illegible] [illegible] mense [illegible]
log of past software [illegible]s, and its experience gained through the development of numerous network games. In the months and years ahead, we will make even greater use of these assets and firmly implement the following management strategy to become the world's top content provider.

SEGA's Strengths

Brand Power

SEGA®

Stable Amusement Operations

Creative Energy

Content Strategy

In the area of game software, SEGA boasts top-ranking brands in Japan, the United States, and Europe. However, to achieve our goal of becoming the world's top content provider, we will implement content-oriented business development.

1) Supplying software for other manufacturers' platforms

We will closely scrutinize each of our software titles, both new and old, in terms of the characteristics of their targeted hardware, user demographics, current market conditions, and economic viability. Based on these results, we will aggressively market software compatible with the platforms of such systems as Sony Computer Entertainment Inc.'s PlayStation 2, Microsoft Corporation's Xbox, and Nintendo Co., Ltd.'s NINTENDO GAMECUBE™, offering a flexible selection of titles.

2) Continuation of Dreamcast software

In fiscal 2001, SEGA ceased production of its Dreamcast home video game console. During fiscal 2002, we will strive to deliver the remaining inventory of Dreamcast units to end users (households) at the earliest possible date, thus ensuring our sales plans for Dreamcast software.

3) Supplying software for PCs and mobile IT devices

Concerning existing PC software sales, we will reconfigure our software content lineup under the SEGA PC brand name and strive to join the ranks of the world's leading PC software manufacturers.

With regard to mobile IT devices, we currently provide content primarily through development subsidiaries for NTT DoCoMo, Inc.'s i-mode and the J-PHONE Group's J-SKY mobile Internet services. From now on, we will comprehensively oversee these operations and aggressively develop this market segment.

4) Strengthening other content business

While basing our content operations in the two main segments of packaged games and network games, we will expand other business by working closely with such related affiliates as SEGA TOYS, Ltd., to market content and visual software that use cartoon characters as well as create new content and business models.

Amusement Strategy



Akira Nagai
Representative Director

Although it has been said that the amusement market has been contracting in recent years, SEGA's taking of the initiative in implementing radical streamlining and efficiency-raising measures consolidated an industry position that perfectly complements these efforts and will soon result in unquestioned market supremacy. Already, the impression of SEGA being the sole company in the amusement industry capable of supplying a full lineup of new products is growing.

In the months and years ahead, we will strive to expand our market share by boldly and aggressively developing locations, user bases, and products as the industry leader in creating new markets.

1) Facilities development

SEGA has completed the closure of all its loss-making and low-profit traditional amusement centers. We will strive to expand our market share further by opening new centers and new types of centers based on finely tuned market research and marketing efforts.

2) Outfitting facilities for networked operations

SEGA will equip its amusement centers to function as local network hubs that are capable of fulfilling the diverse demand for network content resulting from the spread of the Internet, mobile Internet devices, and other components of the rapidly developing infrastructure of the networking society.

3) Seizing top market position with our commercial video game board

SEGA's NAOMI computer graphic (CG) system board for amusement center game machines has already set the standard for numerous game machines. We will further solidify our position in the commercial-use system board industry by supplying not only NAOMI but also boards that are compatible with other manufacturers' architectures. Furthermore, by applying our network technologies to these boards and making them network compatible, we will form synergies between commercial-use and consumer-oriented businesses.

4) Developing new key arcade games

The history of SEGA is almost synonymous with the history of arcade games. SEGA will return to its roots once more and apply its world-class creative power and collective strengths to the creation of video games for amusement centers that will astound and delight players, thus leading the world's amusement industry.

SEGA's "Phantasy Star Online," the consumer market's first worldwide network role-playing game, was awarded the grand prize at the Fifth Annual Japan Game Awards.


WOW ENTERTAINMENT


Hitmaker






Smilebit.

Role Playing

Driving

R. Nakagawa

SEGA Bass Fishing
Zombie Revenge
Airline Pilots
Brave Firefighters
Emergency Call Ambulance
The House of the Dead
World Series Baseball 2K1


GetBass2



H. Oguchi

Virtual On
Crazy Taxi 2
Virtua Tennis 2
Derby Owners Club 2000





T. Nagoshi

Super Monkey Ball
Planet Harriers
Virtua Striker 3





K. Sasaki

Star Wars Racer Arcade
EA Sports Nascar Arcade
Cosmic Smash





S. Arai

Jet Set Radio Future
GUNVALKYRIE
Let's Make a J. League Professional Soccer Club!
Let's Make a Japanese Professional Baseball Team!
Hundred Swords
THE TYPING OF THE DEAD








OVERWORKS


SONIC TEAM


United Game Artists


WAVE MASTER


SEGA-AM2


VISUAL CONCEPTS

Simulation

Shooting

Sports



N. Ohba

Eternal Arcadia
Sakura Wars 3
Guru Guru Onsen 2







Y. Naka

Sonic Adventure 2
Phantasy Star Online 2
Samba de Amigo 2000
Chu Chu Rocket







T. Mizuguchi

Space Channel 5
Rez





Y. Makino

SOUND DEVELOPMENT
Roommania#203



Y. Suzuki

Virtua Fighter 4
Shenmue 2
Beach Spikers
F355 Challenge
Virtua Cop
Outtrigger


Virtua Fighter 4





G.A. Thomas

NFL 2K2
NBA 2K2






SPEED
THRILL
NASCAR
SONIC
ADVENTURE 2

At the dawn of the 21st century, the environment surrounding the amusement industry and the consumer product and game markets in which SEGA operates is undergoing tremendous change. Specifically, as exemplified by the Internet and mobile Internet devices, methods of recreational and amusement communication are changing. Individualization and specialization in needs and desires have led to heightened demand for top-quality goods and services, and consumer trends have become increasingly diverse, particularly among younger consumers. Owing to these and other factors, severe business conditions persisted throughout fiscal 2001.

Conditions were particularly severe for consumer product sales. Since entering the home video game unit market in 1983, SEGA has constantly provided appealing products using the most advanced technologies. However, conditions surrounding the game market are in tremendous upheaval and have regrettably necessitated substantial changes to the traditional business model for home game units.

SEGA's Dreamcast business lost significant momentum during the all-important pre-Christmas sales season, thus upsetting the balance between hardware and software businesses, which relied on expansion in hardware sales. These conditions have hampered the establishment of a profitable business structure.

Accordingly, the decision was made on January 31, 2001, to cease production of Dreamcast hardware, and a structural reform plan for future profit recovery that we are now implementing was drawn up.

AMUSEMENT MACHINE SALES

Amusement machine sales in fiscal 2001 amounted to ¥52,503 million, down 28.7% compared with the previous fiscal year, and operating income totaled ¥9,634 million.

In domestic amusement machine sales, SEGA succeeded in increasing both revenues and profit by supplying a full range of products, including new products, mainstay products, and prize products. Products



making particularly noteworthy contributions to sales included "Derby Owners Club" and "Derby Owners Club 2000," which simulate race horse raising, the horse-racing medal game "Star Horse," the skateboarding simulation game "Air Tricks," "Shakatto Tambourine!," and "Confidential Mission." Our UFO Catcher series of prize machines and the attendant prizes also contributed to revenues during the term.

Overseas, although we strove to generate sales by supplying products that are well suited to the unique characteristics of each region, results declined substantially for the term, due primarily to market slowdowns in Asia and Europe.

AMUSEMENT CENTER OPERATIONS

Sales in amusement center operations for fiscal 2001 declined 5.8% compared with the previous term, to ¥74,657 million, and operating income amounted to ¥8,242 million.

In amusement center operations, SEGA solidified its stable revenue foundation by continually implementing such streamlining initiatives as the ongoing closure of loss-making and low-profit amusement centers that began in the previous term. Furthermore, spinning off the amusement center operations division in October 2000 enabled us to implement more regionally focused and finely tuned programs for attracting customers, reflect customer trends in center operations more quickly, and pursue more meticulous cost-cutting. These advantages, combined with our concerted sales efforts, made a significant contribution to business results during the term and resulted in increased profitability despite the decline in sales that resulted from the decrease in the number of amusement centers operated.

CONSUMER PRODUCT SALES

Consumer product sales declined 37.8% compared with the previous term, to ¥115,753 million, and an operating loss of ¥69,187 million was recorded.

Domestic sales volumes for the Dreamcast home video game console amounted to 470 thousand hardware


CLUB SEGA
OPEN

units and 4.75 million software units. In the United States, 1.78 million hardware units and 13.65 million software units were sold. Hardware and software sales in Europe were 930 thousand units and 4.83 million units, respectively, and 210 thousand units and 640 thousand units in Asia (outside Japan), respectively. A total of 3.39 million hardware units and 23.87 million software units were sold worldwide during fiscal 2001, for respective totals of 8.20 million units and 51.63 million units since Dreamcast was first brought to market. Results fell far short of their targets, particularly regarding hardware sales volume.

In Dreamcast software, SEGA attracted new users around the world with "Phantasy Star Online 2," a role-playing game for the 21st century and the consumer market's first worldwide network game. It also took first prize at the Fifth Annual Japan Game Awards.

In addition, in overseas markets, we brought to market numerous major titles in a wide variety of genres, including the extremely popular "NFL 2K1" and "NBA 2K1" as well as "Power Smash," "Jet Set Radio Future," "Eternal Arcadia," "Sakura Wars 3," and "Sonic Shuffle."

Sales by business segment	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Net sales:			
Consumer product sales	¥339,055	**¥242,913**	**$1,960,557**
Amusement center operations	186,189	**115,753**	**934,245**
Amusement machine sales	79,212	**74,657**	**602,559**
	73,654	**52,503**	**423,753**

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥123.9=US$1, the exchange rate prevailing at March 31, 2001.

In Memory of...



Isao Okawa

People say that the emergence of any new industry is always preceded by some "prophetic manifestation." I believe that God gives the "momentum of the times" as an aid for those who grasp these "prophetic manifestations" and who, at the risk of their own lives, seize upon that moment to create a new business. I believe as well that God gives these same individuals a social responsibility, a "mission," to contribute to the world at large. These few sentences provide an accurate summary of the story of my life.

Regretfully, Isao Okawa, the founder of the CSK Group and who served as chairman and president of SEGA CORPORATION, passed away on March 16, 2001. During his fortuitous encounter with computers while participating in a training session on IBM's punch card system in 1962, Mr. Okawa clearly envisioned the future advent of the networking society. In 1968, at the age of 42, he founded Computer Service K.K. (CSK) with just 10 employees. Through his foresight and enterprising spirit, Mr. Okawa went on to develop a wide range of businesses in the field of information.

The relationship between SEGA and Mr. Okawa began in 1984, when SEGA was acquired from Paramount, Inc., of the United States. Mr. Okawa was quick to recognize the future potential of SEGA as one of the proud few Japanese entertainment businesses. He brought about the networking of home video games, had grand dreams for the industry's future, and set up the signposts guiding the way. This resulted in the formation of the CSK SEGA Group, which maintains wide-ranging business activities spanning the core businesses of network operations through entertainment and unwaveringly promotes strategic involvement in information-related companies.

As he dedicatedly developed his business under the firm conviction quoted above, Mr. Okawa was a generous contributor to society. In 1986, he established the Okawa Foundation for Information and Telecommunications, the sole funding of which he supplied entirely himself. In 1995 and 1998, he advocated and sponsored the Junior Summit International conferences. In 1998, he also donated the funding for the construction of the Okawa Center for Future Children at the Massachusetts Institute of Technology and in 1995 provided financial support for victims of the Great Hanshin-Awaji Earthquake. Mr. Okawa received several commendations from the government of Japan in recognition of these remarkable contributions.

Mr. Okawa often remarked that the advent of the networking society that he had foreseen was at hand. Still in full pursuit of this inspired vision, Mr. Okawa passed away at the age of 74 on March 16, 2001.

SEGA will pick up the torch and press on toward the emergence of the networking society that Mr. Okawa had long desired to see realized. We at SEGA sincerely appreciate all of the kindness extended toward Mr. Okawa and join everyone in praying for his happiness in the next world.

BOARD OF DIRECTORS

(As of June 28, 2001)



Chairman
Yoshiji Fukushima



President
Hideki Sato



COO
Tetsu Kayama



Representative Director
Akira Nagai



Director
Hisashi Suzuki



Director
Toshimichi Oyama



Director
Tetsuo Takakura



Director
Masahiro Aozono



Director
Muneaki Masuda

CONTENTS

Financial Review 18
Consolidated Balance Sheets 20
Consolidated Statements of Operations 22
Consolidated Statements of Shareholders' Equity 23
Consolidated Statements of Cash Flows 24
Notes to the Consolidated Financial Statements 25
Report of Independent Accountants 40
Non-Consolidated Statements of Operations 41
Non-Consolidated Balance Sheets 42

OVERVIEW

On January 31, 2001, the decision was made to cease the production of Dreamcast hardware, and we came up with a structural reform plan for the future recovery of profitability that we are now implementing. Reflecting efforts aimed at achieving the objectives of this plan at the earliest possible date, for the year ended March 31, 2001, SEGA recorded total other expenses of ¥88.7 billion, mainly comprising a ¥52.4 billion loss on the write-down or disposal of inventories—primarily Dreamcast hardware and peripherals—and a ¥10.2 billion loss on the valuation of investments in securities in accordance with a change in accounting principles for financial instruments.

On the other hand, SEGA realized ¥77.9 billion in income from the donation of the personal assets of the late Isao Okawa, the former chairman and president of the Company. Total assets received amounted to ¥108.6 billion, including ¥33.6 billion in treasury stock, and ¥57.5 billion in investments in securities as well as other assets, while SEGA simultaneously assumed liabilities totaling ¥30.7 billion.

In operational activities, although consumer product sales suffered a sustained slump in demand, amusement center operations and amusement machine sales have been recovering in terms of performance as a result of the continuous implementation of advanced streamlining initiatives.

Consequently, consolidated net sales for fiscal 2001 aggregated ¥242.9 billion ($1,960.6 million), down 28.4% compared with the previous year. Domestic net sales declined 20.8%, to ¥153.3 billion ($1,237.1 million), and overseas net sales worsened 38.4%, to ¥89.6 billion ($723.5 million). On the profit side, SEGA suffered a net loss of ¥51.7 billion ($417.5 million), whereas a net loss of ¥42.9 billion was realized in the previous term.

NET SALES

Consolidated net sales for the term under review amounted to ¥242.9 billion ($1,960.6 million), down 28.4%, or ¥96.1 billion, compared with the previous year. From an overall perspective, this was due mainly to the sustained slump in consumer product sales, which eventually brought about the withdrawal from Dreamcast hardware business, and sluggish overseas performances in amusement machine sales. Net sales by business segment are as follows.

Amusement Machine Sales:

In domestic amusement machine sales, SEGA succeeded in increasing both revenue and profit by supplying a full range of products, including new products, mainstay products, and prize products. Products making particularly noteworthy contributions to sales included "Derby Owners Club" and "Derby Owners Club 2000," games that simulate the raising of race horses, the skateboard simulation game "Air Tricks," and SEGA's series of UFO Catcher machines. Overseas, although SEGA strove to generate sales by supplying products specifically designed to suit the unique characteristics of individual regions, results contracted substantially for the term, with the declines in Asia (outside Japan) and Europe being particularly acute. Nevertheless, overall net sales in the amusement machine sales business segment for fiscal 2001 totaled ¥52.5 billion ($423.8 million), down 28.7% from the previous term. The percentage of net sales for the term accounted for by the segment amounted to 21.6%, approximately the same level as the previous year.

Consumer Product Sales:

A total of 3.39 million hardware units and 23.87 million software units were sold worldwide during fiscal 2001; however, the results fell far short of targets, particularly for hardware units. In Dreamcast software, SEGA attracted new users around the world with "Phantasy Star Online," a role-playing game for the 21st century and the consumer market's first worldwide networking game. In addition, in overseas markets, SEGA developed and marketed numerous titles under the SEGA SPORTS brand, including the extremely popular "NFL 2K2" and "NBA 2K2." However, overall net sales in the consumer product sales business segment dropped 37.8% from the previous term, to ¥115.8 billion ($934.2 million). The percentage of net sales for the term accounted for by the segment was 47.7%, down significantly from 54.9% in the previous term.

Amusement Center Operations:

In amusement center operations, SEGA solidified its stable revenue foundation by continually implementing such streamlining initiatives as the ongoing closure of loss-making and low-profit amusement centers that began in the previous term. Furthermore, spinning off the amusement center operations division in October 2000 enabled SEGA to implement more regionally focused and finely tuned programs for attracting customers, reflect customer trends in center operations more quickly, and pursue more meticulous cost-cutting. As a result, overall net sales in the amusement center operations business segment for fiscal 2001 declined 5.8% compared with the previous term, to ¥74.7 billion ($602.6 million), due to the decrease in the number of facilities in operation. The percentage of net sales for the term accounted for by the segment was 30.7%, an increase from 23.4% in the previous year.

COST, EXPENSES, AND EARNINGS

The cost of sales for the term under review aggregated ¥218.2 billion ($1,761.4 million), a decline of 24.9% compared with the previous term. Gross profit declined 49.2%, to ¥24.7 billion ($199.2 million), and the gross profit ratio fell 4.1 percentage points, to 10.2%, a reflection of the sluggish performance in the consumer product business.

Selling, general and administrative expenses declined 13.7%, to ¥76.7 billion ($619.0 million), primarily as a result of declines in distribution costs and advertising expenses. However, the ratio of selling, general and administrative expenses to net sales increased from 26.2% in the previous term to 31.6%. Meanwhile, total R&D expenses for the term, which were included in manufacturing costs and selling,

general and administrative expenses, were ¥22.6 billion ($182.1 million), down ¥8.0 billion from the previous term. As a result, the operating loss deteriorated 28.9% compared with the previous term, to ¥52.0 billion ($419.8 million). By business segment, operating income for the amusement machine sales and amusement center operations business segments improved to ¥9.6 billion ($77.8 million) and ¥8.2 billion ($66.5 million), respectively, from the previous term's figures of a loss of ¥2.7 billion and a profit of ¥4.6 billion, respectively, whereas the operating loss recorded by the consumer product sales business segment worsened to ¥69.2 billion ($558.4 million), compared with the prior year's ¥43.0 billion in loss.

Net total other expenses for the term amounted to ¥3.5 billion ($28.0 million). Although this figure represents little change from the previous term, the content of these expenses changed dramatically. Factors unique to the term under review include a gain on donated assets of ¥77.9 billion ($628.8 million) in connection with the receipt of personal assets from the late Isao Okawa, a ¥52.4 billion ($422.6 million) loss on write-down or disposal of inventories due to the withdrawal from the Dreamcast hardware business, and a ¥10.2 billion ($82.6 million) loss on valuation of investments in securities as a result of the application of a new accounting principle for financial instruments. Consequently, the loss before income taxes and minority interest in earnings of consolidated subsidiaries swelled from ¥43.4 billion in the previous term to ¥55.5 billion ($447.9 million), and the net loss for the term deteriorated to ¥51.7 billion ($417.5 million) from the previous term's ¥42.9 billion loss. Net loss per share was restored ¥49.0, to ¥341.6 ($2.76).

FINANCIAL POSITION

Total assets at year-end were down 24.2%, or ¥90.9 billion, to ¥284.5 billion ($2,295.9 million), compared with the previous year-end due mainly to losses in operating activities, the liquidation of inventories that reflected the sustained slump of the consumer product business, and the withdrawal from the Dreamcast hardware business. In contrast, the donation of personal assets by the late Isao Okawa, the former chairman and president of the Company, contributed significantly to total assets for the term under review.

Total current assets decreased ¥114.5 billion, to ¥96.9 billion ($781.7 million), constituting the primary factor for the decrease in total assets. Among current assets, factors contributing to the decrease included declines of ¥56.3 billion in cash and time deposits, ¥13.9 billion in marketable securities, and ¥26.0 billion in inventories comprising products and materials. The decline in marketable securities was due to a reclassification from current assets to investments in securities in accordance with the adoption of a new accounting principle for financial instruments.

Investments and advances increased ¥48.0 billion, to ¥88.4 billion ($713.3 million), due mainly to increases of ¥39.4 billion in investments in securities and ¥8.8 billion in other investments, which were derived mostly from donated assets and reclassifications from marketable securities.

Property and equipment decreased ¥7.7 billion, to ¥67.0 billion ($540.7 million), due mainly to a disposal of amusement machines and facilities.

A translation adjustment of ¥9.9 billion ($79.6 million) was classified as a component of shareholders' equity as opposed to a component of assets or liabilities with the effect of adopting the new accounting principle.

Total current and long-term liabilities decreased ¥103.0 billion, to ¥192.0 billion ($1,549.5 million). The redemption of convertible bonds bearing interest at 0.55% and due 2000 amounting to ¥88.1 billion contributed to a decrease in short- and long-term interest-bearing debt of ¥83.0 billion, to ¥120.1 billion ($969.5 million). Other factors contributing to the decrease included a decline in notes and accounts payable, stemming mainly from the withdrawal from the Dreamcast hardware business.

Total shareholders' equity improved ¥11.0 billion, to ¥91.7 billion ($740.0 million), due primarily to the issuance of common stock to related parties of ¥101.4 billion ($818.2 million); however, most of the rise due to the issuance was offset by increases in accumulated deficit, treasury stock, and translation adjustment.

CASH FLOWS

Consolidated cash and cash equivalents at end of year were down ¥60.7 billion compared with the previous fiscal year-end, to ¥37.6 billion ($303.7 million). This was due primarily to the net use of ¥74.0 billion in operating activities that reflected such factors as the recording of a loss before income taxes and minority interests in earnings of consolidated subsidiaries of ¥55.5 billion.

Net cash used in operating activities totaled ¥74.0 billion ($597.0 million), shooting up 740.5% from the previous term. In addition to the incurring of an operating loss of ¥52.0 billion, this increase was due to such factors as a ¥17.7 billion decrease in notes and accounts receivable and a ¥31.1 billion decrease in notes and accounts payable resulting from the contraction of Dreamcast operations.

Net cash provided by investing activities amounted to ¥7.9 billion ($63.9 million), compared with ¥1.8 billion used in the previous term. This was due primarily to ¥14.8 billion in proceeds from investments in securities that have more than offset ¥7.0 billion in payments for purchases of property and equipment.

Net cash provided by financing activities amounted to ¥4.5 billion ($36.0 million), compared with ¥21.6 billion used in financing activities in the previous term. This reflected such factors as ¥101.4 billion in the issuance of common stocks to related parties and redemption of ¥88.1 billion in convertible bonds.

CONSOLIDATED BALANCE SHEETS

SEGA CORPORATION and Consolidated Subsidiaries
March 31, 2000 and 2001

	Millions of yen		Thousands of U.S. dollars (Note 1 (1))
ASSETS	2000	2001	2001
Current Assets:			
Cash and time deposits (Note 3)	¥ 93,913	¥ 37,633	$ 303,737
Notes and accounts receivable (Note 9)	37,642	20,827	168,095
Marketable securities (Notes 3 and 5)	13,934	—	—
Lease-backed notes receivable (Note 3)	3,000	—	—
Inventories (Note 4)	42,598	16,620	134,141
Prepaid expenses	6,122	1,762	14,221
Other current assets (Note 22)	15,383	23,361	188,547
Less allowance for doubtful accounts	(1,214)	(3,350)	(27,038)
Total current assets	211,378	96,853	781,703
Investments and Advances:			
Investments in securities (Notes 5, 6 and 22)	34,377	73,795	595,601
Long-term loans receivable (Note 22)	4,709	3,335	26,917
Other investments (Note 22)	9,388	18,176	146,699
	48,474	95,306	769,217
Less allowance for doubtful accounts	(8,102)	(6,932)	(55,948)
Total investments and advances	40,372	88,374	713,269
Property and Equipment (Note 7):			
Amusement machines and facilities	64,835	19,796	159,774
Buildings and structures	51,787	39,152	315,997
Other	27,447	19,642	158,531
	144,069	78,590	634,302
Less accumulated depreciation	(92,276)	(34,527)	(278,668)
	51,793	44,063	355,634
Land	22,925	22,935	185,109
Total property and equipment	74,718	66,998	540,743
Fixed Leasehold Deposits (Note 7)	20,968	18,815	151,856
Deferred Charges and Intangible Assets	16,881	11,476	92,623
Excess Investment Costs over Net Assets of Consolidated Subsidiaries Acquired	2,247	1,950	15,738
Translation Adjustment (Note 2 (2))	8,777	—	—
Total assets	¥375,341	¥284,466	$2,295,932

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars (Note 1 (1)) 2001
Current Liabilities:			
Short-term bank loans (Notes 6 and 22)	¥ 21,008	**¥ 38,306**	**$ 309,169**
Current portion of convertible bonds (Note 8)	88,452	**—**	**—**
Current portion of long-term debt (Note 8)	477	**52,232**	**421,566**
Notes and accounts payable (Note 9):			
Trade	56,138	**29,051**	**234,471**
Other	3,231	**3,890**	**31,396**
	59,369	**32,941**	**265,867**
Accrued expenses	15,490	**18,215**	**147,014**
Income taxes payable (Note 10)	1,048	**1,339**	**10,807**
Deferred income taxes (Note 10)	4,919	**—**	**—**
Reserve for guaranteed obligation (Note 15)	1,589	**—**	**—**
Other current liabilities (Note 22)	4,231	**12,074**	**97,450**
Total current liabilities	196,583	**155,107**	**1,251,873**
Long-Term Liabilities:			
Long-term debt (Note 8)	93,178	**29,581**	**238,749**
Accrued employees' retirement benefits (Note 23)	737	**3,119**	**25,173**
Accrued retirement benefits for directors and corporate auditors	50	**41**	**331**
Deferred income taxes (Note 10)	—	**2,171**	**17,522**
Other	4,475	**1,966**	**15,868**
Total long-term liabilities	98,440	**36,878**	**297,643**
Minority Interests in Consolidated Subsidiaries	(407)	**794**	**6,408**
Commitments and Contingencies (Note 20)			
Shareholders' Equity (Note 25):			
Common stock, par value ¥50 per share:			
Authorised—200 million shares and 600 million shares at March 31, 2000 and 2001, respectively			
Issued—122,495,720 shares and 162,398,464 shares at March 31, 2000 and 2001, respectively	64,149	**117,919**	**951,727**
Additional paid-in capital	63,674	**117,440**	**947,861**
Accumulated deficit	(48,248)	**(100,185)**	**(808,596)**
Unrealised gain on investments in securities (Note 5)	1,160	**23**	**186**
Treasury stock (Note 22)	(10)	**(33,647)**	**(271,566)**
Translation adjustment (Note 2 (2))	—	**(9,863)**	**(79,604)**
Total shareholders' equity	80,725	**91,687**	**740,008**
Total liabilities, minority interests in consolidated subsidiaries and shareholders' equity	¥375,341	**¥284,466**	**$2,295,932**

CONSOLIDATED STATEMENTS OF OPERATIONS

SEGA CORPORATION and Consolidated Subsidiaries
For the years ended March 31, 1999, 2000 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 1 (1))
	1999	2000	**2001**	**2001**
Net Sales	¥266,194	¥339,055	**¥242,913**	**$1,960,557**
Cost of Sales	201,819	290,492	**218,235**	**1,761,380**
Gross profit	64,375	48,563	**24,678**	**199,177**
Selling, General and Administrative Expenses	62,287	88,917	**76,697**	**619,024**
Operating (loss) income	2,088	(40,354)	**(52,019)**	**(419,847)**
Other Income (Expenses):				
Interest and dividend income	1,313	1,462	**2,021**	**16,312**
Interest expense	(2,175)	(3,226)	**(2,414)**	**(19,483)**
Loss on write-down or disposal of inventories (Note 16)	(11,497)	(1,745)	**(52,365)**	**(422,639)**
Loss on sale or disposal of property and equipment	(436)	(2,092)	**(3,757)**	**(30,323)**
Loss on dissolution of a subsidiary	(8,499)	—	**—**	**—**
Loss on valuation of investments in securities (Note 18)	(1,986)	(599)	**(10,237)**	**(82,623)**
Loss on valuation of cash trust for investments	(1,330)	—	**—**	**—**
Gain on donated assets (Note 22)	—	—	**77,913**	**628,838**
Gain on sale of network department (Note 13)	—	3,572	**—**	**—**
Gain on sales of investments in securities (Note 12)	—	10,205	**1,693**	**13,664**
Net gain (loss) on foreign exchange	—	(2,458)	**3,585**	**28,935**
Additional provision for accrued employees' benefits (Notes 2 (14) and 23)	—	—	**(2,386)**	**(19,258)**
Additional benefits for retirees	—	(2,016)	**(945)**	**(7,627)**
Reserve for guaranteed obligation (Note 15)	—	(1,590)	**—**	**—**
Amortization of discounts on bonds	(686)	—	**—**	**—**
Amortization of bond and note issue expenses	(723)	(734)	**(734)**	**(5,924)**
Equity in losses of non-consolidated subsidiaries and affiliates	(6,379)	(1,442)	**(2,942)**	**(23,745)**
Provision for doubtful accounts (Note 14)	(1,366)	(4,469)	**(2,110)**	**(17,030)**
Amortization of excess investment costs over net assets of consolidated subsidiaries acquired (Note 17)	—	—	**(6,322)**	**(51,025)**
Other, net	(974)	2,057	**(4,474)**	**(36,110)**
Total other expenses	(34,738)	(3,075)	**(3,474)**	**(28,038)**
Loss before income taxes and minority interests in earnings of consolidated subsidiaries	(32,650)	(43,429)	**(55,493)**	**(447,885)**
Income Taxes (Note 10):				
Current	230	653	**2,593**	**20,928**
Deferred	10,343	878	**(3,385)**	**(27,320)**
	10,573	1,531	**(792)**	**(6,392)**
	(43,223)	(44,960)	**(54,701)**	**(441,493)**
Minority Interests in Earnings of Consolidated Subsidiaries	342	2,080	**2,971**	**23,979**
Net loss	¥(42,881)	¥(42,880)	**¥(51,730)**	**$ (417,514)**

	Yen			U.S. dollars (Note 1 (1))
	1999	2000	**2001**	**2001**
Per Share:				
Net loss—basic	¥(425.3)	¥(390.6)	**¥(341.6)**	**$(2.76)**
Cash dividends	39.0	—	**—**	**—**
Weighted average number of shares (thousands)	100,833	109,789	**151,444**	**151,444**

The accompanying notes are an integral part of these statements.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

SEGA CORPORATION and Consolidated Subsidiaries
For the years ended March 31, 1999, 2000 and 2001

								Millions of yen
	Number of shares of common stock	Common stock	Additional paid-in capital	(Accumulated deficit) Retained earnings	Unrealised gain (loss) on investments in securities	Treasury stock	Translation adjustment	Total
Balance at March 31, 1998	100,633,718	¥ 39,154	¥ 38,700	¥ 44,062	¥ 133	¥ (3)	¥ —	¥122,046
Net loss for the year ended March 31, 1999	—	—	—	(42,881)	—	—	—	(42,881)
Decrease in retained earnings of newly consolidated subsidiaries	—	—	—	(401)	—	—	—	(401)
Increase due to equity method of affiliates	—	—	—	47	—	—	—	47
Unrealised holding loss arising during the period	—	—	—	—	(156)	—	—	(156)
Cash dividends	—	—	—	(3,924)	—	—	—	(3,924)
Increase of treasury stock	—	—	—	—	—	2	—	2
Conversion of convertible bonds	2,585,985	2,955	2,953	—	—	—	—	5,908
Balance at March 31, 1999	103,219,703	42,109	41,653	(3,097)	(23)	(1)	—	80,641
Net loss for the year ended March 31, 2000	—	—	—	(42,880)	—	—	—	(42,880)
Decrease in retained earnings of newly consolidated subsidiaries	—	—	—	(242)	—	—	—	(242)
Increase due to equity method of affiliates	—	—	—	362	—	—	—	362
Increase due to exception to equity method of affiliate	—	—	—	(16)	—	—	—	(16)
Unrealised holding gain arising during the period	—	—	—	—	1,183	—	—	1,183
Cash dividends	—	—	—	(2,374)	—	—	—	(2,374)
Bonuses to directors and corporate auditors	—	—	—	(1)	—	—	—	(1)
Increase of treasury stock	—	—	—	—	—	(9)	—	(9)
Conversion of convertible bonds	19,118,017	21,852	21,833	—	—	—	—	43,685
Exercise of warrants	158,000	188	188	—	—	—	—	376
Balance at March 31, 2000	122,495,720	64,149	63,674	(48,248)	1,160	(10)	—	80,725
Net loss for the year ended March 31, 2001	—	—	—	**(51,730)**	—	—	—	**(51,730)**
Increase in retained earnings of newly consolidated subsidiaries	—	—	—	**108**	—	—	—	**108**
Decrease in retained earnings of newly consolidated subsidiaries	—	—	—	**(314)**	—	—	—	**(314)**
Bonuses to directors and corporate auditors	—	—	—	**(1)**	—	—	—	**(1)**
Increase of treasury stock	—	—	—	—	—	**(33,637)**	—	**(33,637)**
Unrealised holding loss arising during the period	—	—	—	—	**(1,137)**	—	—	**(1,137)**
Issuance of common stock (Note 24)	**36,000,000**	**50,688**	**50,688**	—	—	—	—	**101,376**
Conversion of convertible bonds	**3,901,244**	**3,079**	**3,076**	—	—	—	—	**6,155**
Exercise of warrants	**1,500**	**3**	**2**	—	—	—	—	**5**
Increase in translation adjustment	—	—	—	—	—	—	**(9,863)**	**(9,863)**
Balance at March 31, 2001	**162,398,464**	**¥117,919**	**¥117,440**	**¥(100,185)**	**¥ 23**	**¥(33,647)**	**¥(9,863)**	**¥ 91,687**

							Thousands of U.S. dollars (Note 1 (1))
	Common stock	Additional paid-in capital	(Accumulated deficit) Retained earnings	Unrealised gain (loss) on investments in securities	Treasury stock	Translation adjustment	Total
Balance at March 31, 2000	$517,748	$513,914	$(389,411)	$9,362	$ (80)	$ —	$651,533
Net loss for the year ended March 31, 2001	—	—	**(417,514)**	—	—	—	**(417,514)**
Increase in retained earnings of newly consolidated subsidiaries	—	—	**872**	—	—	—	**872**
Decrease in retained earnings of newly consolidated subsidiaries	—	—	**(2,535)**	—	—	—	**(2,535)**
Bonuses to directors and corporate auditors	—	—	**(8)**	—	—	—	**(8)**
Increase of treasury stock	—	—	—	—	**(271,486)**	—	**(271,486)**
Unrealised holding loss arising during the period	—	—	—	**(9,176)**	—	—	**(9,176)**
Issuance of common stock (Note 24)	**409,104**	**409,104**	—	—	—	—	**818,208**
Conversion of convertible bonds	**24,851**	**24,827**	—	—	—	—	**49,678**
Exercise of warrants	**24**	**16**	—	—	—	—	**40**
Increase in translation adjustment	—	—	—	—	—	**(79,604)**	**(79,604)**
Balance at March 31, 2001	**$951,727**	**$947,861**	**$(808,596)**	**$ 186**	**$(271,566)**	**$(79,604)**	**$740,008**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SEGA CORPORATION and Consolidated Subsidiaries
For the years ended March 31, 2000 and 2001

	Millions of yen		Thousands of U.S. dollars (Note 1 (1))
	2000	2001	2001
Cash Flows from Operating Activities:			
Loss before income taxes and minority interests in earnings of consolidated subsidiaries	¥ (43,429)	¥(55,493)	$(447,885)
Adjustments for:			
Depreciation and amortization	23,945	21,471	173,293
Transfer of amusement machines and facilities from investing activities	(9,441)	(8,460)	(68,281)
Provision for doubtful accounts	4,829	3,138	25,327
Increase in accrued employees' retirement benefits	—	2,373	19,153
Interest and dividend income	(1,462)	(2,021)	(16,312)
Interest expense	3,226	2,414	19,483
Net loss on foreign exchange	2,145	—	—
Equity in losses of non-consolidated subsidiaries and affiliates	1,442	2,942	23,745
Amortization of excess investment costs over net assets of consolidated subsidiaries	—	7,070	57,062
Loss on sale or disposal of property and equipment	1,115	2,117	17,086
Gain on sales of investments in securities	(10,205)	(1,693)	(13,664)
Loss on valuation of investments in securities	—	10,237	82,623
Gain on donated assets from Mr. Okawa (Note 22)	—	(77,913)	(628,838)
Gain on sale of network department	(3,572)	—	—
Additional benefits for retirees	2,016	945	7,627
Reserve for guaranteed obligation	1,590	—	—
Decrease (increase) in notes and accounts receivable	(4,498)	17,706	142,906
Decrease in inventories	18,203	29,007	234,116
(Decrease) increase in notes and accounts payable	3,455	(31,089)	(250,920)
Others	4,461	5,923	47,805
Subtotal	(6,180)	(71,326)	(575,674)
Interest and dividends received	1,294	2,033	16,408
Interest paid	(3,045)	(2,209)	(17,829)
Proceeds from sale of network department	4,700	—	—
Payments for additional benefits for retirees	(2,016)	(234)	(1,889)
Payments for dissolution of a subsidiary	(2,984)	—	—
Income taxes paid	(570)	(2,234)	(18,030)
Net cash used in operating activities	(8,801)	(73,970)	(597,014)
Cash Flows from Investing Activities:			
Proceeds from sale of cash trusts for investment	4,834	—	—
Payments for purchases of property and equipment	(12,889)	(7,025)	(56,699)
Proceeds from sales of property and equipment	5,560	2,952	23,826
Payments for purchases of investments in securities	(11,797)	(3,624)	(29,249)
Proceeds from investments in securities	9,024	14,772	119,225
Payments for purchases of consolidated subsidiaries	(233)	(2,213)	(17,861)
Payments for advances	(286)	(504)	(4,068)
Proceeds from collections of advances	1,967	2,390	19,290
Payments for fixed leasehold deposits	(557)	(582)	(4,697)
Proceeds from collections of fixed leasehold deposits	3,031	2,950	23,809
Other	(502)	(1,196)	(9,653)
Net cash provided by (used in) investing activities	(1,848)	7,920	63,923
Cash Flows from Financing Activities:			
(Decrease) increase in short-term bank loans, net	3,940	(6,308)	(50,912)
Issuance of long-term debt	6,844	—	—
Repayment of long-term debt	(30,258)	(90,850)	(733,253)
Issuance of common stock (Note 24)	—	101,376	818,208
Dividends paid	(2,384)	(67)	(541)
Other	245	314	2,535
Net cash provided by (used in) financing activities	(21,613)	4,465	36,037
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,035)	605	4,883
Net Decrease in Cash and Cash Equivalents	(33,297)	(60,980)	(492,171)
Cash and Cash Equivalents at Beginning of Year	128,227	98,325	793,584
Increase of Cash and Cash Equivalents from Addition of Consolidated Subsidiaries	3,395	427	3,446
Decrease of Cash and Cash Equivalents from Deduction of Consolidated Subsidiaries	—	(139)	(1,122)
Cash and Cash Equivalents at End of Year (Note 3)	¥ 98,325	¥ 37,633	$ 303,737

The accompanying notes are an integral part of these statements.

1. BASIS OF PRESENTING THE CONSOLIDATED FINANCIAL STATEMENTS

(1) Basis of Presentation

The accompanying consolidated financial statements have been prepared based on the accounts maintained by SEGA CORPORATION (the "Company") and its consolidated subsidiaries (collectively, "SEGA") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Accounting Standards. The consolidated statements of shareholders' equity for the years ended March 31, 1999, 2000 and 2001 have been prepared to provide additional information. The consolidated statement of cash flows has been required to be prepared with effect from the year ended March 31, 2000, in accordance with a new accounting standard.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present these statements in a form which is more familiar to the readers of these statements outside Japan. In addition, the notes to consolidated financial statements include information which is not required under generally accepted accounting principles and practices in Japan but is presented herein as additional information.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The U.S. dollar amounts stated in the consolidated financial statements are included solely for the convenience of readers outside Japan. The rate of ¥123.9=US$1, the average rate of exchange as at March 31, 2001, has been used for the purpose of such translations. Those translations should not be construed as representations that the Japanese yen amounts have been or could be converted into U.S. dollars at that rate or any other rate.

(2) Significant Shareholder

The Company is an affiliate of CSK Corporation, Japan, which owned 21,148 thousand and 39,148 thousand shares of common stock of the Company at March 31, 2000 and 2001, respectively, representing 17.3% and 24.1% of shares outstanding at such dates.

There have been no material transactions and account balances outstanding, other than the shareholdings, between the Company and CSK Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Scope and Principles of Consolidation

The Company had 64 subsidiaries and 15 affiliates at March 31, 2001 (46 subsidiaries and 13 affiliates at March 31, 2000). The consolidated financial statements include the accounts of the Company and 54 of its subsidiaries (36 at March 31, 2000), which are mostly listed below.

	Country of incorporation	Equity ownership percentage at March 31, 2001*	Fiscal year-end
SEGA Enterprises, Inc. (U.S.A.)	U.S.A.	100.0	March 31
SEGA of America, Inc.	U.S.A.	(100.0)	March 31
SEGA.Com, Inc.	U.S.A.	44.1 (55.5)	March 31
SEGA.Com PC Networks, Inc.	U.S.A.	(93.2)	March 31
SEGA of America Dreamcast, Inc.	U.S.A.	(100.0)	March 31
Visual Concepts Entertainment, Inc.	U.S.A.	100.0	March 31
SEGA Soft Networks, Inc.	U.S.A.	50.0	March 31
SEGA Europe Ltd.	U.K.	100.0	February 28
SEGA Amusements Europe Ltd.	U.K.	(100.0)	February 28
JPM International Ltd.	U.K.	(100.0)	February 28
ACE Coin Equipment Ltd.	U.K.	(100.0)	February 28
Crystal Leisure Ltd.	U.K.	(100.0)	February 28
Cross Products Ltd.	U.K.	100.0	March 31
SEGA Gesellschaft fur Videospiele GmbH	Germany	(100.0)	February 28
SEGA Consumer Products S.A.	Spain	(100.0)	February 28
S.G.S. Co., Ltd.	Japan	78.0	March 31
SEGA TOYS, Ltd.	Japan	73.6	March 31
SEGA Music Networks Co., Ltd.	Japan	75.0	March 31
SEGA Logistics Service Ltd.	Japan	75.0	March 31
WOW Entertainment Inc.*[1]	Japan	100.0	March 31
Hitmaker Co., Ltd.*[1]	Japan	100.0	March 31
Amusement Vision Ltd.*[1]	Japan	100.0	March 31
Sega Rosso Co., Ltd.*[1]	Japan	100.0	March 31
Smilebit Corporation*[1]	Japan	100.0	March 31
Overworks Ltd.*[1]	Japan	100.0	March 31
Sonicteam Ltd.*[1]	Japan	100.0	March 31
United Game Artist Ltd.*[1]	Japan	100.0	March 31
Wavemaster Inc.*[1]	Japan	85.3	March 31
Sega Amusement Higashi-nihon Ltd.*[2]	Japan	100.0	March 31
Sega Amusement Tokyo Ltd.*[2]	Japan	100.0	March 31
Sega Amusement Tokai Ltd.*[2]	Japan	100.0	March 31
Sega Amusement Kansai Ltd.*[2]	Japan	100.0	March 31
Sega Amusement Nishi-nihon Ltd.*[2]	Japan	100.0	March 31
Other 21 subsidiaries	Japan	100.0	March 31

* Parentheses stand for indirect ownership by the Company.
*[1] Commenced operation on July 1, 2000 and *[2] on October 1, 2000, respectively.

Effective April 1, 1999, SEGA modified its approach to the identification of consolidated subsidiaries from the percentage-of-ownership approach to the effective control approach, in accordance with "Implementation Guideline on Revised Definition of Subsidiaries and Affiliates for Consolidated Financial Statements" issued by the Business Accounting Deliberation Council on October 30, 1998. Under the percentage-of-ownership approach, the determination as to whether a company would be consolidated was made solely on the percentage of ownership by the Company. On the other hand, under the effective control approach, companies controlled by the Company are consolidated regardless of the ownership percentage. All significant inter-company transactions and accounts and unrealised inter-company profits are eliminated on consolidation.

Investments in affiliates in which the Company has significant influence are stated using the equity method. Consolidated net income includes SEGA's equity in current earnings after elimination of unrealised intercompany profits.

(2) Translation of Foreign Currency Transactions and Accounts

For the year ended March 31, 2000, foreign currency transactions are translated using foreign exchange rates prevailing at the transaction dates. Short-term receivables and payables in foreign currencies are

translated at the current exchange rates at each balance sheet date, whereas long-term receivables and payables in foreign currencies are revalued using historical rates.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at current rates at the respective balance sheet dates and all the income and expense accounts are translated at average rates for respective periods. Foreign currency financial statement translation differences ("Translation Adjustment") are recorded in the consolidated balance sheet as a component of assets or liabilities.

Effective April 1, 2000, the Company adopted the revised accounting standards for foreign currency transactions in accordance with "Policy Statement on Revising Accounting Standards for Foreign Currency Transactions" issued by the Business Accounting Deliberation Council on October 22, 1999.

Under this standard, all monetary assets and liabilities denominated in foreign currencies, whether long-term or short-term, are translated into Japanese yen at the exchange rates prevailing at the balance sheet date. Resulting gains and losses are included in net profit or loss for the period.

This standard also amended the method of translating foreign currency financial statements of foreign subsidiaries and affiliates into Japanese yen. Under this standard, assets and liabilities of the foreign subsidiaries and affiliates are translated into Japanese yen at exchange rates prevailing at the balance sheet date. The shareholders' equity at beginning of the year is translated into Japanese yen at the historical rates. Profit and loss accounts for the year are translated into Japanese yen using the average rate during the year or, alternatively, using the exchange rates prevailing at the balance sheet date. Differences in yen amounts arising from the use of different rates are presented as "Translation Adjustment" in the shareholders' equity statement. In addition, hedge accounting was applied to foreign currency monetary assets/liabilities on foreign exchange forward contracts.

The effect of adopting the new accounting policy was that a Translation Adjustment in the amount of ¥9,863 million ($79,604 thousand) was classified as a component of shareholders' equity as opposed to a component of assets or liabilities.

(3) Marketable and Investment Securities

For the year ended March 31, 2000, marketable securities held by the Company and its domestic consolidated subsidiaries were valued at the lower of cost, as determined using the moving-average method, or market. All other securities held by the Company and its domestic consolidated subsidiaries were valued at cost, as determined using the moving-average method. Consolidated subsidiaries in the United States account for marketable and investment securities in accordance with the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." When the fair value of an individual security declines below cost and it is judged that the decline in value is other than temporary, the carrying value of the security is written down to the fair value.

Effective April 1, 2000, SEGA adopted a new accounting standard for financial instruments in accordance with "Policy Statement on Accounting Standards for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999. For the year ended March 31, 2001, securities held by SEGA, under the new standards, are classified into three categories: 1) trading securities; 2) held-to-maturity debt securities; and 3) other securities.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at historical or amortized cost in the consolidated balance sheets. Other securities classified as other than trading securities and held-to-maturity debt securities are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other than temporary declines in the value of other securities and unlisted securities are reflected in current income. Marketable securities and other securities are classified as "Investments in Securities" except for trading marketable securities which are included in Current Assets. The effect of adopting above mentioned new accounting policy resulted in decreases in ordinary loss and net loss before tax by ¥2,213 million ($17,861 thousand). Moreover, after examining the holding purposes for "Marketable Securities" amounting ¥13,934 million held at the beginning of the period, other securities to be matured within one year were included in Current Assets, and the rest of other securities were included in Investments in Securities. Such examination resulted in a decrease in securities in Current Assets by ¥12,522 million and an increase in Investments in Securities by the same amount.

(4) Amortization of Goodwill

The Company amortizes goodwill over 5 years using the straight-line method and SEGA Europe Ltd. is amortizing the goodwill brought by acquiring stocks of JPM International Ltd. and three other subsidiaries over 15 years. Immaterial amounts of goodwill are all amortized in a single year.

(5) Inventories

Inventories held by the Company and its domestic consolidated subsidiaries are stated at cost, as determined using the moving-average method. Inventories held by the foreign consolidated subsidiaries are mainly valued at the lower of cost, as determined by the first-in, first-out method, or market.

(6) Property and Equipment

Property and equipment, including significant renewals and improvements, are carried at cost less depreciation. Maintenance and repairs including minor renewals and betterments are charged to income as incurred. Depreciation is computed primarily on the declining-balance method at rates based on the estimated useful lives of the assets which are prescribed by the Japanese income tax laws. When retired or disposed of, the difference between the net book value and sales proceeds is charged or credited to income.

(7) Income Taxes

Income taxes of the Company and its domestic consolidated subsidiaries consist of corporate income taxes, local inhabitants' taxes and enterprise taxes. Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and those as reported in the consolidated financial statements.

(8) Finance Leases

Finance leases other than those where ownership of the lease assets is transferred to the lessee are accounted for as operating leases. All finance leases in overseas subsidiaries are accounted for as finance leases and similarly accounted for as sales transactions.

(9) Appropriation of Retained Earnings

The appropriation of retained earnings reflected in the accompanying consolidated financial statements has been recorded after approval by the shareholders as required under the Commercial Code of Japan.

(10) Development Costs for Software to Be Sold

In accordance with the introduction of the new accounting principles, the Company and its domestic consolidated subsidiaries changed the method of accounting for development costs of software for video games to be sold. Development costs for such software are charged to cost of sales as incurred for the years ended March 31, 2000 and 2001, respectively.

(11) Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand, bank deposits able to be withdrawn on demand and highly liquid investments which are principally the investments in Money Management Funds (MMFs) with an original maturity of three months or less and which represent a minor risk of fluctuations in value.

(12) Dividends and Earnings per Share

Diluted net loss per share was not disclosed for the years ended March 31, 1999, 2000 and 2001, as loss per share was not calculated for the year after the adjustment for dilution.

(13) Intangible Assets

Amortization of intangible assets was computed using the straight-line method. Amortization of software for self-use was computed using the straight-line method over the estimated useful life of five years.

(14) Accrued Employees' Retirement Benefits

Effective April 1, 2000, SEGA adopted a new accounting policy for its retirement benefits plans in accordance with "Policy Statement on Accounting Standards for Post-Retirement Benefits" issued by the Business Accounting Deliberation Council on June 16, 1998. To provide for the employees' retirement benefits, the Company and domestic consolidated subsidiaries provided the deemed retirement obligations based on the estimated present value of projected benefit obligations in excess of the fair value of the plan assets at end of this period. The transition amount expense resulting from the adoption of the accounting standards for retirement benefits amounting to ¥2,468 million ($19,919 thousand) is charged to income.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of March 31, 2000 and 2001, consisted of:

	Millions of yen		Thousands of U.S. dollars
	2000	**2001**	**2001**
Cash and time deposits	¥93,913	**¥37,633**	**$303,737**
Lease-backed notes receivable	3,000	—	—
Marketable securities	13,934	—	—
Marketable securities except MMFs, etc.	(12,522)	—	—
Total cash and cash equivalents	¥98,325	**¥37,633**	**$303,737**

Important Non-Cash Transactions

	Millions of yen		Thousands of U.S. dollars
	2000	**2001**	**2001**
Convertible bonds:			
Increase of common stock by conversion of convertible bonds	¥21,852	**¥3,079**	**$24,851**
Increase of additional paid-in capital by conversion of convertible bonds	21,833	**3,076**	**24,827**
Decrease of convertible bonds by conversion	¥43,685	**¥6,155**	**$49,678**

	Millions of yen		Thousands of U.S. dollars
	2000	**2001**	**2001**
Issuance of stock for non-cash assets:			
Current assets	¥8,698	—	—
Current liabilities	3,444	—	—



Assets and liabilities of SEGA.Com, Inc. were acquired for the issuance of stock.

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Donated assets:			
Donated by Mr. Okawa (See Note 22)	—	¥77,913	$628,838

4. INVENTORIES

Inventories as of March 31, 2000 and 2001, consisted of:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Merchandise	¥ 2,984	¥ 1,001	$ 8,079
Products	18,020	8,471	68,370
Materials	18,907	4,635	37,409
Work in process	892	1,184	9,556
Supplies	1,795	1,329	10,727
	¥42,598	¥16,620	$134,141

5. MARKETABLE AND INVESTMENT SECURITIES

A comparison of the aggregate carrying value and market value of marketable and investment securities as of March 31, 2000, is as follows:

	Millions of yen
Marketable securities included in current assets:	
Market value	¥13,918
Carrying amount	13,934
Unrealised loss	¥ (16)
Investments in securities:	
Market value	¥26,935
Carrying amount	15,772
Unrealised gain	¥11,163

Unlisted investments in securities of ¥18,605 million are not included in the above figures.

For the year ended March 31, 2001, marketable securities were marked to the market, at the market value at March 31, 2001. As a result, unrealised gain on marketable securities as of March 31, 2001 of ¥23 million ($186 thousand) was credited directly to shareholders' equity in accordance with new accounting standard effective April 1, 2000.

The cost, net unrealised gains or losses and fair value for marketable securities classified as investments in securities are summarised as follows:

	Millions of yen	Thousands of U.S. dollars
Stock:		
Cost	¥33,612	$271,283
Carrying amount (fair value) at March 31, 2001	34,994	282,437
Unrealised gain (loss)—net	1,382	11,154
Bonds and Debentures:		
Cost	838	6,764
Carrying amount (fair value) at March 31, 2001	711	5,739
Unrealised gain (loss)—net	(127)	(1,025)

The carrying amounts of non-marketable securities held at March 31, 2001 were ¥7,881 million ($63,608 thousand) for stocks and ¥516 million ($4,165 thousand) for bonds.

The proceeds from sales of investments in securities were ¥14,772 million ($119,225 thousand) and gross gains of ¥1,622 million ($13,091 thousand) and gross losses of ¥1,056 million ($8,523 thousand) were realised on the sales for the year ended March 31, 2001.

6. ASSETS PLEDGED AS COLLATERAL

Investments in securities amounting to ¥30,572 million ($246,747 thousand) at carrying costs are pledged to the lending banks as collateral for short-term bank loans of ¥20,815 million ($167,998 thousand) at March 31, 2001.

7. FIXED LEASEHOLD DEPOSITS

SEGA conducts amusement center operations on property leased from lessors on a long-term cancellable basis. Japanese lessors require large amounts of leasehold deposits relative to the amount of annual lease rental payments. Such leasehold deposits do not bear interest and are generally returnable only when the lease is terminated. Such leasehold deposits are shown in the consolidated balance sheets as "Fixed Leasehold Deposits."

8. LONG-TERM DEBT

Long-term debt at March 31, 2000 and 2001, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
1.70% unsecured notes due 2002	¥ 5,000	¥ 5,000	$ 40,355
2.00% unsecured notes due 2001	10,000	10,000	80,710
2.15% unsecured notes due 2001	10,000	10,000	80,710
2.27% unsecured notes due 2002	5,000	5,000	40,355
0.55% convertible bonds due 2000	88,452	—	—
Zero-coupon convertible bonds due 2003	14,390	12,825	103,511
0.40% convertible bonds due 2006	16,016	11,732	94,690
Unsecured loans, from banks due 2001 to 2005 with average interest of 2.7% per annum in 2000 and due 2001 to 2003 with average interest of 1.884% per annum in 2001	33,249	27,256	219,984
	182,107	81,813	660,315
Less portion due within one year	88,929	52,232	421,566
	¥93,178	¥29,581	$238,749

The aggregate annual maturities of long-term debt after March 31, 2001, are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2002	¥52,232	$421,566
2003	17,849	144,060
2004	—	—
2005	—	—
2006	11,732	94,689

The zero-coupon convertible bonds due 2003 were issued on February 17, 1999 in the principal amount of ¥50,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥1,511 per share effective March 5, 2001.

The 0.40% convertible bonds due 2006 were issued on February 17, 1999 in the principal amount of ¥30,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥1,506.10 per share effective June 19, 2001.

9. ACCOUNTING TREATMENT FOR NOTES RECEIVABLE/PAYABLE AT YEAR-END

Notes receivable/payable maturing at year-end are treated as if they were settled at the clearing date of notes. Consequently, as the current year's year-end date was a holiday for banking institutions, the following notes receivable/payable maturing at year-end were included in the ending balance of notes receivable/payable at March 31, 2001:

	Millions of yen	Thousands of U.S. dollars
Notes receivable	¥ 861	$ 6,949
Notes payable	4,409	35,585

10. INCOME TAXES

SEGA is subject to a number of different income taxes which, in the aggregate, indicate a statutory tax rate in Japan of approximately 42 percent for the years ended March 31, 2000 and 2001.

The significant components of deferred tax assets and liabilities at March 31, 2000 and 2001, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Deferred tax assets:			
Loss carryforwards	¥46,707	¥ 38,495	$ 310,694
Excess over the limit of allowance for doubtful accounts	22,724	20,327	164,060
Devaluation of investments in securities	8,550	25,600	206,618
Devaluation of inventories	3,961	18,372	148,281
Other	7,932	24,057	194,165
Gross deferred tax assets	89,874	126,851	1,023,818
Less valuation allowance	(89,110)	(125,516)	(1,013,043)
Total deferred tax assets	764	1,335	10,775
Deferred tax liabilities:			
Unrealised gain on investments in securities	4,919	922	7,441
Special reserve for tax purposes	110	106	856
Other	—	1,249	10,081
Gross deferred tax liabilities	5,029	2,277	18,378
Net deferred liabilities	¥ 4,265	¥ 942	$ 7,603

11. RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses included in manufacturing costs and selling, general and administrative expenses were ¥30,631 million and ¥22,568 million ($182,147 thousand) for the years ended March 31, 2000 and 2001, respectively.

12. GAIN ON SALES OF INVESTMENTS IN SECURITIES

Deemed gain on sales of SEGA.Com, Inc. securities by allocating new shares to third parties was included in the gain on sales of investments in securities for the year ended March 31, 2000.

13. GAIN ON SALE OF NETWORK DEPARTMENT

This sale was made to ISAO Corporation which is a related company to which the equity method was applied for the year ended March 31, 2000.

14. PROVISION FOR DOUBTFUL ACCOUNTS

Provision for doubtful accounts consisted of ¥3,118 million for long-term loans receivable from SEGA Gaming Technology, Inc. and Data East Corporation for the year ended March 31, 2000.

15. RESERVE FOR GUARANTEED OBLIGATION

The guaranteed obligation was for the bank loans payable by SEGA Gaming Technology, Inc. at March 31, 2000.

16. LOSS ON WRITE-DOWN OR DISPOSAL OF INVENTORIES

The loss derived from write-down or disposal of consumer products and amusement machines and amortization of software development costs in line with the restructuring of its business lines for the year ended March 31, 2001.

17. AMORTIZATION OF EXCESS INVESTMENT COST OVER NET ASSETS OF CONSOLIDATED SUBSIDIARIES ACQUIRED

The amortization included ¥4,502 million ($36,336 thousand) for SEGA.Com, Inc. and ¥1,255 million ($10,129 million) for CSK Research Institute Inc., both of which are consolidated subsidiaries for the year ended March 31, 2001.

18. LOSS ON VALUATION OF INVESTMENTS IN SECURITIES

The loss included ¥2,687 million ($21,687 thousand) from TMS Entertainment Ltd. and ¥1,224 million ($9,879 thousand) from certain investments in securities for the year ended March 31, 2001.

19. FINANCE LEASES

(1) Lessee

Lease rental expense on finance lease contracts without ownership transfer during the years ended March 31, 2000 and 2001, is summarised as follows.

Pro forma amounts relevant to acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 2000 and 2001, are summarised as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Amusement machines:			
Acquisition cost	¥ 935	¥ 69	$ 557
Accumulated depreciation	(690)	(58)	(468)
Book value	¥ 245	¥ 11	$ 89
Buildings:			
Acquisition cost	¥2,295	¥1,724	$13,914
Accumulated depreciation	(1,089)	(1,053)	(8,499)
Book value	¥1,206	¥ 671	$ 5,415
Other:			
Acquisition cost	¥9,179	¥7,482	$60,387
Accumulated depreciation	(4,953)	(4,910)	(39,629)
Book value	¥4,226	¥2,572	$20,758

The amounts of outstanding future lease payments for finance leases without ownership transfer at March 31, 2000 and 2001, including the interest, are summarised as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Future lease payments:			
Within one year	¥2,461	¥1,668	$13,462
More than one year	3,345	1,730	13,963
	¥5,806	¥3,398	$27,425

Lease payments and the calculated amounts relevant to depreciation and interest expense for leased properties for the years ended March 31, 2000 and 2001, are summarised as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Lease payments	¥3,469	¥2,541	$20,508
Depreciation	3,179	2,343	18,910
Interest expense	259	162	1,308

The amounts of outstanding future lease payments for non-cancellable operating leases at March 31, 2000 and 2001, are summarised as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Future lease payments:			
Within one year	¥ 1,213	¥1,105	$ 8,918
More than one year	9,722	6,166	49,766
	¥10,935	¥7,271	$58,684

(2) Lessor

Lease rental income on finance lease contracts without ownership transfer during the years ended March 31, 2000 and 2001, is summarised as follows.

Acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 2000 and 2001, are summarised as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Amusement machines:			
Acquisition cost	¥115	¥ 69	$ 557
Accumulated depreciation	(46)	(58)	(468)
Book value	¥ 69	¥ 11	$ 89
Other:			
Acquisition cost	¥873	¥731	$5,900
Accumulated depreciation	(655)	(650)	(5,246)
Book value	¥218	¥ 81	$ 654

The amounts of outstanding future lease payments for finance leases without ownership transfer due at March 31, 2000 and 2001, including the interest, are summarised as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Future lease receipts:			
Within one year	¥231	¥ 99	$799
More than one year	80	4	32
	¥311	¥103	$831

Lease receipts and the calculated amounts relevant to depreciation and interest income for the leased properties for the years ended March 31, 2000 and 2001, are summarised as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Lease receipts	¥260	¥133	$1,073
Depreciation	245	128	1,033
Interest income	14	5	40

The amounts of outstanding future lease receipts for non-cancellable operating leases at March 31, 2000 and 2001, are summarised as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Future lease receipts:			
Within one year	¥354	¥164	$1,324
More than one year	254	160	1,291
	¥608	¥324	$2,615

20. COMMITMENTS AND CONTINGENCIES

SEGA was contingently liable for obligations of others as of March 31, 2000 and 2001, as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Notes endorsed	¥ 2	¥ 84	$ 678
Guarantees of obligations to banks for:			
Atlus Dream Entertainment Co., Ltd.	119	—	—
TRILOGY Corporation	60	—	—
TOWA JAPAN CO., LTD.	—		
Linguaphone Japan, Ltd.	100	100	807
Other guarantee or commitment for:			
SEGA Lease Co., Ltd.	233	47	380
SEGA Game Works L.L.C.	542	539	4,350
	¥1,056	¥770	$6,215

21. SEGMENT INFORMATION

(1) Business Segment Information

SEGA operates principally in the following business segments: consumer product sales, amusement center operations and amusement machine sales.

Details of each segment of business are as follows:

Consumer product sales: Manufacturing and selling home video games, toys and educational equipment, etc.

Amusement center operations: Operating amusement centers

Amusement machine sales: Manufacturing and selling arcade video games, medal games, prize games, vending machines, change machines, IC boards and karaoke machines

Sales of SEGA for the years ended March 31, 1999, 2000 and 2001, classified by business segment, are summarised as follows:

	Millions of yen				
	Year ended March 31, 1999				
	Business segments				
	Consumer product sales	Amusement center operations	Amusement machine sales	Eliminations/ Corporate	Total
Sales to outside customers	¥ 84,694	¥93,128	¥88,372	¥ —	¥266,194
Intersegment sales/transfers	—	—	1,018	(1,018)	—
Total sales	84,694	93,128	89,390	(1,018)	266,194
Cost of sales and operating expenses	95,174	87,922	81,866	(856)	264,106
Operating income (loss)	¥(10,480)	¥ 5,206	¥ 7,524	¥ (162)	¥ 2,088
Assets	¥ 86,506	¥94,662	¥79,579	¥164,867	¥425,614
Depreciation and amortization	2,725	21,904	1,521	(9)	26,141
Capital expenditures	5,986	21,016	1,042	349	28,393

Due to changes in depreciation and disclosure for the amortization of goodwill, the following effects were incurred in each business segment:

Amusement machine sales: Operating income decreased by ¥14 million, assets decreased by ¥14 million and depreciation increased by ¥16 million.

Consumer product sales: Operating loss increased by ¥44 million, assets decreased by ¥44 million and depreciation increased by ¥46 million.

Amusement center operations: Operating income decreased by ¥37 million, assets decreased by ¥37 million and depreciation increased by ¥38 million.

	Millions of yen				
	Year ended March 31, 2000				
	Business segments				
	Consumer product sales	Amusement center operations	Amusement machine sales	Eliminations/ Corporate	Total
Sales to outside customers	¥186,189	¥79,212	¥73,654	¥ —	¥339,055
Intersegment sales/transfers	—	—	265	(265)	—
Total sales	186,189	79,212	73,919	(265)	339,055
Cost of sales and operating expenses	229,221	74,610	76,583	(1,005)	379,409
Operating income (loss)	¥(43,032)	¥ 4,602	¥(2,664)	¥ 740	¥(40,354)
Assets	¥131,834	¥81,812	¥49,864	¥111,829	¥375,341
Depreciation and amortization	4,222	17,295	2,267	(215)	23,569
Capital expenditures	9,947	15,168	2,094	300	27,510

Due to changes in accounting for research & development costs as mentioned in Note 2 (10), the following effects were incurred in each business segment:
Consumer product sales: Operating loss increased by ¥1,215 million.
Amusement machine sales: Operating loss increased by ¥939 million.

	Millions of yen				
	Year ended March 31, 2001				
	Business segments				
	Consumer product sales	Amusement center operations	Amusement machine sales	Eliminations/ Corporate	Total
Sales to outside customers	**¥115,753**	**¥74,657**	**¥52,503**	**¥ —**	**¥242,913**
Intersegment sales/transfers	**—**	**0**	**9,722**	**(9,722)**	**—**
Total sales	**115,753**	**74,657**	**62,225**	**(9,722)**	**242,913**
Cost of sales and operating expenses	**184,940**	**66,415**	**52,591**	**(9,014)**	**294,932**
Operating income (loss)	**¥(69,187)**	**¥ 8,242**	**¥ 9,634**	**¥ (708)**	**¥(52,019)**
Assets	**¥ 65,240**	**¥53,972**	**¥20,613**	**¥144,641**	**¥284,466**
Depreciation and amortization	**9,225**	**12,844**	**1,805**	**289**	**24,163**
Capital expenditures	**7,660**	**12,763**	**925**	**157**	**21,505**

	Thousands of U.S. dollars				
	Year ended March 31, 2001				
	Business segments				
	Consumer product sales	Amusement center operations	Amusement machine sales	Eliminations/ Corporate	Total
Sales to outside customers	**$ 934,245**	**$602,559**	**$423,753**	**$ —**	**$1,960,557**
Intersegment sales/transfers	**—**	**—**	**78,467**	**(78,467)**	**—**
Total sales	**934,245**	**602,559**	**502,220**	**(78,467)**	**1,960,557**
Cost of sales and operating expenses	**1,492,655**	**536,037**	**424,464**	**(72,752)**	**2,380,404**
Operating income (loss)	**$ (558,410)**	**$ 66,522**	**$ 77,756**	**$ (5,715)**	**$ (419,847)**
Assets	**$ 526,554**	**$435,609**	**$166,368**	**$1,167,401**	**$2,295,932**
Depreciation and amortization	**74,455**	**103,664**	**14,568**	**2,333**	**195,020**
Capital expenditures	**61,824**	**103,010**	**7,466**	**1,267**	**173,567**

(2) Geographical Segment Information

Sales of the Company for the years ended March 31, 1999, 2000 and 2001, classified by geographical segment, are summarised as follows:

	Millions of yen						
	Year ended March 31, 1999						
	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
Net sales to:							
Outside customers	¥209,528	¥21,604	¥33,563	¥ 1,499	¥266,194	¥ —	¥266,194
Intersegment sales/transfers	19,212	3,616	1,245	—	24,073	(24,073)	—
	228,740	25,220	34,808	1,499	290,267	(24,073)	266,194
Cost of sales and operating expenses	226,827	22,083	38,293	2,692	289,895	(25,789)	264,106
Operating income (loss)	¥ 1,913	¥ 3,137	¥ (3,485)	¥(1,193)	¥ 372	¥ 1,716	¥ 2,088
Assets	¥265,707	¥16,854	¥22,144	¥ 696	¥305,401	¥120,213	¥425,614

Due to changes in depreciation and disclosure for amortization of goodwill, the following effects were incurred in each business segment:
Japan: Operating income decreased by ¥95 million and assets decreased by ¥95 million.
Europe: Operating loss increased by ¥287 million.
Other: Operating loss increased by ¥156 million.

	Millions of yen						
	Year ended March 31, 2000						
	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
Net sales to:							
Outside customers	¥211,803	¥79,016	¥48,059	¥ 177	¥339,055	¥ —	¥339,055
Intersegment sales/transfers	92,537	4,552	1,480	—	98,569	(98,569)	—
	304,340	83,568	49,539	177	437,624	(98,569)	339,055
Cost of sales and operating expenses	340,089	86,288	52,672	1,133	480,182	(100,773)	379,409
Operating loss	¥ (35,749)	¥ (2,719)	¥ (3,133)	¥ (956)	¥ (42,558)	¥ 2,204	¥ (40,354)
Assets	¥228,696	¥52,564	¥25,787	¥ 276	¥307,325	¥ 68,015	¥375,341

Due to changes in accounting for research & development costs as mentioned in Note 2 (10), the following effect was incurred.
Japan: Operating loss increased by ¥2,154 million.

	Millions of yen						
	Year ended March 31, 2001						
	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
Net sales to:							
Outside customers	¥167,686	¥51,116	¥ 24,076	¥ 35	¥242,913	¥ —	¥242,913
Intersegment sales/transfers	67,901	5,927	1,082	—	74,910	(74,910)	—
	235,587	57,043	25,158	35	317,823	(74,910)	242,913
Cost of sales and operating expenses	255,067	66,409	38,663	46	360,185	(65,253)	294,932
Operating loss	¥ (19,480)	¥ (9,366)	¥(13,505)	¥(11)	¥ (42,362)	¥ (9,657)	¥ (52,019)
Assets	¥156,328	¥31,082	¥ 16,899	—	¥204,309	¥80,157	¥284,466

	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
	Thousands of U.S. dollars						
	Year ended March 31, 2001						
Net sales to:							
Outside customers	$1,353,398	$412,558	$ 194,318	$283	$1,960,557	$ —	$1,960,557
Intersegment sales/transfers	548,030	47,837	8,733	—	604,600	(604,600)	—
	1,901,428	460,395	203,051	283	2,565,157	(604,600)	1,960,557
Cost of sales and operating expenses	2,058,652	535,989	312,050	371	2,907,062	(526,658)	2,380,404
Operating loss	$ (157,224)	$ (75,594)	$(108,999)	$ (88)	$ (341,905)	$ (77,942)	$ (419,847)
Assets	$1,261,727	$250,864	$ 136,392	—	$1,648,983	$646,949	$2,295,932

(3) Overseas Sales Information

Overseas sales of the Company for the years ended March 31, 1999, 2000 and 2001, are summarised as follows:

	North America	Europe	Other	Total
	Millions of yen			
	Year ended March 31, 1999			
Overseas sales	¥24,034	¥33,828	¥13,583	¥ 71,445
Consolidated net sales				266,194
Ratio of overseas sales to consolidated sales	9.0%	12.7%	5.1%	26.8%

	North America	Europe	Other	Total
	Millions of yen			
	Year ended March 31, 2000			
Overseas sales	¥84,032	¥49,441	¥12,048	¥145,521
Consolidated net sales				339,055
Ratio of overseas sales to consolidated sales	24.8%	14.6%	3.6%	43.0%

	North America	Europe	Other	Total
	Millions of yen			
	Year ended March 31, 2001			
Overseas sales	¥55,458	¥26,043	¥8,140	¥ 89,641
Consolidated net sales	—	—	—	242,913
Ratio of overseas sales to consolidated sales	22.8%	10.7%	3.4%	36.9%

	North America	Europe	Other	Total
	Thousands of U.S. dollars			
	Year ended March 31, 2001			
Overseas sales	$447,603	$210,194	$65,698	$ 723,495
Consolidated net sales	—	—	—	1,960,557
Ratio of overseas sales to consolidated sales	22.8%	10.7%	3.4%	36.9%

22. RESTRUCTURING OF BUSINESS LINES AND ASSETS DONATION

At the Meeting of Board of Directors held on January 31, 2001, the Company decided on the discontinuation of the production of Dreamcast, thereafter concentrating its resources on the content and amusement businesses. In January 2001, Mr. Isao Okawa, then chairman and president of the Company who passed away on March 16, 2001, proposed to contribute his own assets netting ¥77,913 million ($628,838 thousand) to the Company to support the development of the business. At the Meeting of Board of Directors held on January 31, 2001, the Company accepted Mr. Okawa's proposal, thereby realising a gain on donated assets for the year then ended.

Summary of donated assets by Mr. Okawa:

	Millions of yen	Thousands of U.S. dollars
Treasury stock (19,865,718 shares)	¥ 33,573	$270,969
Investments in securities	57,525	464,286
Long-term loans receivable—net	1,200	9,685
Other investments	7,132	57,562
Other current assets	9,134	73,721
Total donated assets	108,564	876,223
Less: Short-term bank loans	21,815	176,069
Other current liabilities	8,836	71,316
Net donated assets	¥ 77,913	$628,838

Marketable securities are valued at the market prices prevailing as at January 31, 2001 and non-marketable securities are evaluated at the fair values as at January 31, 2001 by an independent appraiser. The balance of loans receivable has been reduced for uncollectable ones.

23. EMPLOYEE BENEFIT PLAN

Upon terminating employment, employees of the Company and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments. The Company has adopted an adjusted pension plan to all of the pension and severance plan since November 1, 1993. The following is a summary of financial information on the pension and severance plan applicable to the year ended March 31, 2001.

(1) Summary of benefit obligation:

	Millions of yen	Thousands of U.S. dollars
Projected benefit obligation	¥(8,677)	$(70,032)
Plan assets	5,757	46,465
Unrecognised benefit obligation	(2,920)	(23,567)
Unrecognised net transition amount	52	420
Unrecognised actuarial differences	657	5,303
Unrecognised prior service cost	(908)	(7,329)
Accrued employees' retirement benefits	¥(3,119)	$(25,173)

(2) Summary of pension expense:

	Millions of yen	Thousands of U.S. dollars
Service cost	¥ 960	$ 7,748
Interest cost	279	2,252
Expected return on plan assets	(209)	(1,687)
Amortization of transition amount	2,469	19,927
Recognised actuarial differences	3	25
Amortization of prior service cost	0	0
Additional benefits for retirees	945	7,627
Net periodic pension expense	¥4,447	$35,892



(3) Summary of assumptions on benefit obligation:

Periodic distribution method of expected pension benefit	Straight-line method
Discount rate	3.0%
Expected rate of return on plan assets	3.5%
Amortization period of prior service differences (within average remaining service years when incurred)	10 years
Amortization period of actuarial loss (within average remaining service years when incurred, but amortization is to commence from the following year)	10 years

24. ISSUANCE OF COMMON STOCK TO RELATED PARTIES

The Company issued 36,000 thousand shares of common stock to related parties (Mr. Isao Okawa, then chairman and president, and CSK Corporation, a shareholder of the Company) and received ¥101,376 million ($818,208 thousand) of paid-in capital on April 3, 2000 (¥50,688 million for common stock, ¥50,688 million for additional paid-in capital).

25. STOCK OPTION PLAN

(1) Under the Company's stock option plan, which was approved at the General Meeting of Shareholders held on June 26, 1998, Directors and employees are entitled to be granted options for 194,000 shares at an exercise price of ¥2,688 at March 31, 2001.
(2) Under the plan, which was approved at the General Meeting of Shareholders held on June 29, 1999, Directors and employees are entitled to be granted options for 241,600 shares at an exercise price of ¥1,987 at March 31, 2001.
(3) Under the plan, which was approved at the General Meeting of Shareholders held on June 29, 2000, Directors and employees are entitled to be granted options for 590,000 shares at an exercise price of ¥1,813 at March 31, 2001.

26. SUBSEQUENT EVENT

On June 18, 2001, the Company issued ¥50 billion zero-coupon convertible bonds due 2004 at a conversion price of ¥2,398.

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors of
SEGA CORPORATION

We have audited the accompanying consolidated balance sheets of SEGA CORPORATION and its subsidiaries as of March 31, 2000 and 2001, and the related consolidated statements of operations and shareholders' equity for each of the three years ended, and cash flows for each of the two years ended March 31, 2001, all expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of SEGA CORPORATION and its subsidiaries as of March 31, 2000 and 2001, and the consolidated results of their operations for each of the three years in the period ended March 31, 2001, and their cash flows for each of the two years in the period ended March 31, 2001 in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 2, SEGA CORPORATION and its subsidiaries have adopted new Japanese accounting standards for the preparation of consolidated financial statements and research and development costs effective for the year ended March 31, 2000 and financial instruments and retirement benefits effective for the year ended March 31, 2001.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

Chuo Aoyama Audit Corporation

ChuoAoyama Audit Corporation

Tokyo, Japan
June 28, 2001

Notice to readers

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in Japan.


40

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

SEGA CORPORATION

For the years ended March 31, 1999, 2000 and 2001

	Millions of yen			Thousands of U.S. dollars
	1999	2000	2001	2001
Net Sales	¥214,546	¥272,585	¥192,713	$1,555,391
Cost of Sales	170,594	258,088	185,573	1,497,764
Gross profit	43,952	14,497	7,140	57,627
Selling, General and Administrative Expenses	41,871	49,022	27,909	225,254
Operating (loss) income	2,081	(34,525)	(20,769)	(167,627)
Other Income (Expenses):				
Interest and dividend income	1,604	1,315	2,642	21,324
Interest expense	(879)	(1,803)	(1,492)	(12,042)
Loss on write-down or disposal of inventories	(11,495)	(1,745)	(42,416)	(342,341)
Loss on write-off of loan receivables	—	—	(6,536)	(52,752)
Loss on sale or disposal of property and equipment	(1,085)	(1,377)	(1,197)	(9,661)
Loss on valuation of investments in securities	(1,291)	(553)	(4,432)	(35,771)
Loss on valuation of investments in subsidiaries and affiliates	(750)	(1,241)	(41,179)	(332,357)
Loss on valuation of cash trust for investments	(1,330)	—	—	—
Gain on donated assets from Mr. Okawa	—	—	77,913	628,838
(Loss) gain on sales of investments in securities	—	7,785	(1,038)	(8,378)
Gain on sale of network department	—	4,700	—	—
Loss on dissolution of a subsidiary	(5,014)	—	—	—
Net gain (loss) on foreign exchange	(529)	(1,596)	1,117	9,015
Provision for accrued employees' retirement benefits	—	—	(2,386)	(19,257)
Additional benefits for retirees	—	(2,016)	(945)	(7,627)
Provision for doubtful accounts	(7,139)	(4,272)	(38,060)	(307,183)
Loss on reserve for guaranteed obligation	(5,485)	(1,589)	—	—
Amortization of discounts on bonds	(686)	—	—	—
Amortization of bond and note issue expenses	(723)	(733)	(734)	(5,924)
Other, net	(416)	1,201	(6,569)	(53,019)
Total other expenses	(35,218)	(1,924)	(65,312)	(527,135)
Loss before income taxes	(33,137)	(36,449)	(86,081)	(694,762)
Income Taxes	246	350	1,160	9,362
Net loss	¥(33,383)	¥(36,799)	¥(87,241)	$(704,124)

	Yen			U.S. dollars
	1999	2000	2001	2001
Per Share:				
Net loss—basic	¥(331.1)	¥(335.2)	¥(559.1)	$(4.51)
Cash dividends	39.0	—	—	—
Weighted average number of shares (thousands)	100,833	109,793	156,050	156,050

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥123.9=US$1, the exchange rate prevailing at March 31, 2001.

2. Net loss per share figures have been computed using the weighted average number of shares outstanding during each period.

NON-CONSOLIDATED BALANCE SHEETS

SEGA CORPORATION
March 31, 2000 and 2001

ASSETS	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars 2001
Current Assets:			
Cash and time deposits	¥ 71,198	¥ 17,406	$ 140,484
Notes and accounts receivable	48,156	23,756	191,735
Marketable securities	101	—	—
Lease-backed notes receivable	3,000	—	—
Inventories	29,645	6,917	55,827
Prepaid expenses	5,020	1,488	12,010
Treasury stock	1	33,574	270,976
Other current assets	21,096	23,831	192,341
Less allowance for doubtful accounts	(59)	(1,087)	(8,773)
Total current assets	178,158	105,885	854,600
Investments and Advances:			
Investments in securities	73,452	84,826	684,633
Long-term loans receivable	3,781	2,927	23,624
Other investments	60,147	107,932	871,122
Less allowance for doubtful accounts	(52,858)	(56,093)	(452,728)
Total investments and advances	84,522	139,592	1,126,651
Property and Equipment:			
Amusement machines and facilities	63,136	3,022	24,391
Buildings and structures	50,266	30,332	244,810
Other	20,018	8,642	69,750
	133,420	41,996	338,951
Less accumulated depreciation	(87,643)	(22,635)	(182,688)
	45,777	19,361	156,263
Land	22,574	22,557	182,058
Total property and equipment	68,351	41,918	338,321
Fixed Leasehold Deposits	20,475	2,186	17,643
Deferred Charges and Intangible Assets	11,599	5,912	47,716
Total assets	¥363,105	¥295,493	$2,384,931

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥123.9=US$1, the exchange rate prevailing at March 31, 2001.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Current Liabilities:			
Short-term bank loans	¥ 5,000	¥ 25,815	$ 208,354
Current portion of long-term debt	—	52,000	419,693
Current portion of convertible bonds	88,452	—	—
Notes and accounts payable:			
Trade	44,155	22,168	178,918
Subsidiaries and affiliates	7,506	657	5,303
Other	1,698	3,120	25,182
	53,359	25,945	209,403
Accrued expenses	16,713	19,655	158,636
Income taxes payable	302	129	1,041
Reserve for guaranteed obligation	1,590	—	—
Other current liabilities	2,549	9,888	79,806
Total current liabilities	167,965	133,432	1,076,933
Long-Term Liabilities:			
Long-term debt	87,406	29,557	238,555
Accrued employees' retirement benefits	518	2,993	24,157
Accrued retirement benefits for directors and corporate auditors	42	33	266
Other long-term liabilities	1,650	2,408	19,435
Total long-term liabilities	89,616	34,991	282,413
Commitments and Contingent Liabilities			
Shareholders' Equity:			
Common stock, par value ¥50 per share:			
Authorised—200 million shares and 600 million shares at March 31, 2000 and 2001, respectively			
Issued—122,495,720 shares and 162,398,464 shares at March 31, 2000 and 2001, respectively	64,149	117,919	951,727
Additional paid-in capital	63,674	117,440	947,861
Legal reserve	3,008	3,008	24,278
Voluntary reserves	7,892	7,891	63,688
Special tax-purpose reserves	162	154	1,243
Accumulated deficit	(33,361)	(120,593)	(973,309)
Unrealised gain on investments in securities	—	1,251	10,097
Total shareholders' equity	105,524	127,070	1,025,585
Total liabilities and shareholders' equity	¥363,105	¥295,493	$2,384,931

SEGA CORPORATION

Head Office

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531

Tel: (03) 5736-7111

Date of Incorporation

June 3, 1960

Paid-in Capital

¥117,919 million (as of March 31, 2001)

Number of Employees

2,733 (as of March 31, 2001)

PRINCIPAL OVERSEAS SUBSIDIARIES

SEGA of America Dreamcast, Inc.

Townsend Center, 650 Townsend Street,

Suite 650, San Francisco, CA 94103-4908, U.S.A.

Tel: 1-415-701-6000

SEGA Enterprises, Inc. (U.S.A.)

Townsend Center, 650 Townsend Street,

Suite 575, San Francisco, CA 94103-4908, U.S.A.

Tel: 1-415-701-6500

Visual Concepts Entertainment, Inc.

One Thorndale Drive

San Rafael, CA 94903, U.S.A.

Tel: 1-415-479-3634

SEGA Europe Ltd.

Canberra House, Gunnersbury Avenue,

London W4 5QB, United Kingdom

Tel: 44-208-995-3399

SEGA Amusements Europe Ltd.

Unit 2, Industrial Estate,

Leigh Close, New Malden,

Surrey KT3 3NL, United Kingdom

Tel: 44-208-336-1222

AMERICAN DEPOSITARY RECEIPTS

Depositary

Morgan Guaranty Trust Company of New York

60 Wall Street, New York, NY 10260, U.S.A.



SEGA CORPORATION
2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
Tel: (03) 5736-7111 http://www.sega.co.jp/

This annual report is printed on recycled paper.
Printed in Japan

02 APR 16 AM 11:38

Employees

(1) Employees on consolidated basis

(As of March 31, 2001)

Business Segment	Number of Employees
Amusement Machine Sales	1,242 (111)
Consumer Product Sales	1,599 (345)
Amusement Center Operations	898 (6,052)
Corporate Staff	127 (3)
Total	3,866 (6,511)

(Notes) 1. Numbers in parentheses are the average numbers of temporary employees during the year under reviews.

2. Corporate Staff belong to the administrative department, which cannot be divided into the specific segments.

(2) Employees on non-consolidated basis

(As of March 31, 2001)

Number of Employees	Average Age	Average Service Years	Average annual salary (¥ thousand)
2,733 (6,259)	33.8	7.10	4,684

(Notes) 1. Number in parentheses is the average number of temporary employees during the year under review.

2. Number of Employees contains 1,783 people, those who were transferred and those who retired through Special Early Retirement Program as of April 1, 2001.

3. Average annual salary contains bonuses and nonstandard wages.

Production, Order and Sales

(1) Production Results

Production results by business segment of the Company for the year under review are as follows:

(¥ Million)

Business Segment	Amount	Comparison with prior year (%)
Amusement Machine Sales	33,327	78.8
Consumer Products	114,976	72.6
Amusement Center Operations	-	-
Total	148,303	73.9

(Note) Above amount does not include consumption taxes.

(2) Order Results

Order results by business segment for the year under review are as follows:

(¥ million)

Business Segment	Order Volume	Comparison with prior year (%)	Orders in Hand	Comparison with prior year (%)
Amusement Machine Sales	-	-	-	-
Consumer Products	1,550	34.9	56	47.0
Amusement Center Operations	-	-	-	-
Total	1,550	34.9	56	47.0

(Note) Above amount does not include consumption taxes.

(3) Sales Results

Sales results by business segment for the year under review are as follows:

(¥ million)

Business Segment	Amount	Comparison with prior year (%)
Amusement Machine Sales	52,502	71.3
Consumer Products	115,753	62.2
Amusement Center Operations	74,656	94.2
Total	242,913	71.6

(Note) Above amount does not include consumption taxes.

Research and Development

Research and Development activities of the Company are mainly done at SEGA CORPORATION. The Company has been producing a large number of internationally recognized game titles, and number one titles in Japan. Based on the advanced development power of the Company and in order to industrialize game software development, the Company spun off its R&D departments to establish nine companies. The results of R&D activities and the number of industrial patents the Company holds are as follows:

(1) R&D expenses

The amount of R&D expenses of the Company for the year under review is ¥22,568 millions

(2) Results of R&D activities

1) Amusement Machines

The Nine companies developed and produced "Derby Owners Club 2000," "Star Horse," "Air Tricks," "Shakatto Tambourine," and "Confidential Mission," all of which acquired a good reputation.

The Company continues to develop AI algorithms, highly advanced artificial intelligence that enables computer graphics to move naturally. The Company is cultivating new markets, apart from amusement centers, by use of its excellent technology and entertainment development abilities. As a result of these efforts, the Company sold the terminals and systems incorporating these technologies, to Japanese first food chains.

In anticipation of the coming networked society, the Company proceeds to develop the network media, "NAOMI Network Systems," which enables "play zone" to expand infinitely, hardware which offers a new form of amusement using access cards, and a system that links to mobile phones. R&D expenses for amusement machine sales segment amounted to 5,921 million yen.

2) Consumer Products

The Company developed a wide range of game software including "Phantasy Star Onlilne," the consumer market's first worldwide network game, "Power Smash," "Jet Set Radio," "Eternal Arcadia," and "Sakura Wars 3." R&D expenses for the Consumer Products sales segment amounted to 16,646 million

yen.

(3) Number of Industrial Properties SEGA holds

Breakdown	Patents	Utility Model Right	Trademark Right	Design Right
Number of Industrial Property acquired	641 (422)	120 (27)	5,904 (3,658)	1,041 (743)
Number of Industrial Property applied	2,304 (1,115)	11 (1)	1,258 (1,002)	195 (162)
Total	2,945 (1,537)	131 (28)	7,162 (4,660)	1,236 (905)

(Note) Numbers in parentheses are the numbers of Industrial Properties authorized in foreign countries, which are included in the figures not in parentheses.

203403.2

Property and Equipment

1. Outline of Capital Expenditure

For the year under review, capital expenditure for Amusement Machine Sales, Consumer Product Sales, and Amusement Center Operations amounted to 815 million yen, 3,660 million yen and 35,664 million yen, respectively.

The 35,664 million yen capital expenditure for Amusement Center Operations contains 24,175 million yen for amusement center equipment and 10,524 million yen for interior and exterior construction of amusement centers.

2. Major Property and Equipment

The Company's major property and equipment are as follows:

(1) Non-consolidated

Name (Address)	Business Segment	Purpose for use	Book Value (¥ million)					Employees (persons)
			Amusement Machines	Buildings and Structures	Land (square meter)	Others	Total	
Head Office (Tokyo)	Consumer Product Sales	Office	-	5,206	1,715 (9,002.09)	1,365	8,287	1,032 (166)
Head Office No.3 (Tokyo)	Amusement Machine Sales and Amusement Center Operations	Office	-	1,588	2,182 (3,394.76)	655	4,426	701 (450)

(2) Subsidiaries

Name (Address)	Business Segment	Purpose for use	Book Value (¥ million)					Employees (persons)
			Amusement Machines	Buildings and Structures	Land (square meter)	Others	Total	
Sega Amusement Higashi-nihon Ltd. (Saitama and Others)	Amusement Center Operations	Amusement Centers	3,148	1,109	-	154	4,413	190 (1,343)
Sega Amusement Tokyo Ltd. (Tokyo and Others)	Amusement Center Operations	Amusement Centers	2,496	1,425	-	191	4,113	153 (1,253)

Sega Amusement Tokai Ltd. (Nagoya and others)	Amusement Center Operations	Amusement Centers	2,120	1,080	-	265	3,466	132 (869)
Sega Amusement Kansai Ltd. (Osaka and others)	Amusement Center Operations	Amusement Centers	2,710	1,902	-	294	4,906	168 (1,254)
Sega Amusement Nishi-nihon Ltd. (Fukuoka and others)	Amusement Center Operations	Amusement Centers	2,313	1,287	-	116	3,717	138 (1,058)

(Notes) 1. "Others" consist of Machinery equipment, vehicles, tools, furniture, and fixtures.

2. Numbers in parentheses are the average numbers of temporary employees during the year under review.

3. Yaguchi office was closed as of December 31, 2000.

4. The above amounts do not contain consumption taxes.

3. Plans of New Installation and Disposal of the Property and Equipment

The details of the above plans are as follows:

Significant new installations and repairs

(¥ million)

Company Name	Address	Business Segment	Purpose for use	Amount to be invested		Financing Method	Starting Date	Completed Date
				Total Amount	Amount Paid			
Sega Amusement Higashi-nihon Ltd.	Saitama-shi, Saitama	Amusement Center Operations	Amusement Machines and construction	2,291	-	Self-financed	Apr. 2001	Mar. 2002
Sega Amusement Tokyo Ltd.	Ohta-ku, Tokyo	Amusement Center Operations	Amusement Machines and construction	2,135	-	Self-financed	Apr. 2001	Mar. 2002
Sega Amusement Tokai Ltd.	Meito-ku, Nagoya	Amusement Center Operations	Amusement Machines and construction	2,152	-	Self-financed	Apr. 2001	Mar. 2002

Sega Amusement Kansai Ltd.	Toyonaka-shi, Osaka	Amusement Center Operations	Amusement Machines and construction	1,950	-	Self-financed	Apr. 2001	Mar. 2002
Sega Amusement Nishi-nihon Ltd.	Hakata-ku, Fukuoka	Amusement Center Operations	Amusement Machines and construction	1,843	-	Self-financed	Apr. 2001	Mar. 2002

(Note) The above amounts do not contain consumption taxes.

203404v2

Status of Shareholdings

(1) Shareholder Composition

As of March 31, 2001

	Shareholders (One unit consists of 100 shares)							Fractional Stock
	Government and Regional Public Organization	Financial Institution	Securities Firms	Other Firms	Foreign Firms (Foreigners)	Individuals and Others	Total	
Number of Shareholders	1	92	44	949	343 (54)	109,650	111,079	-
Number of Shares held	57 (units)	179,425	11,467	529,854	148,272 (232)	749,820	1,618,895	508,964 (shares)
Ratio %	0.00	11.08	0.71	32.73	9.16 (0.01)	46.32	100	-

(2) Principal Shareholders

As of March 31, 2001

Name	Address	Number of Shares (unit: thousand)	Ratio to total number of shares issued %
CSK Corporation	6-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo	39,148	24.1
SEGA CORPORATION	2-12 Haneda 1-chome, Ohta-ku, Tokyo	19,866	12.2
Wadi	Abu Dhabi, UAE	3,420	2.1
OS Capital	26-20 Shiba 5-chome, Minato-ku, Tokyo	3,384	2.1
Sumitomo Bank Co., Ltd.	6-5 Kitahama 4-chome, Chuo-ku, Osaka	2,554	1.6
Hayao Nakayama Foundation for Science & Technology and Culture	9-15 Higashi-Azabu 1-chome, Minato-ku, Tokyo	2,400	1.5
Nippon life Insurance Company	2-2 Yuraku-cho 1 chome Chiyoda-ku, Tokyo	2,108	1.3
Hayao Nakayama	19-10 Seijo 2-chome, Setagaya-ku, Tokyo	1,790	1.1
Japan Trustee Services Bank, Ltd.	8-11 Harumi 1-chome, Chuo-ku, Tokyo	1,742	1.1
Omnitech Co., Ltd	4-6 Hongo 1-chome, Bunkyo-ku, Tokyo	1,560	1.0
Pacific Products Co., Ltd.	26-20 Shiba 5-chome, Minato-ku, Tokyo	1,560	1.0
S. Planning Co., Ltd.	4-6 Hongo 1-chome, Bunkyo-ku Tokyo	1,560	1.0
Total	-	81,092	50.1

(Notes) 1. Isao Okawa, principal shareholder as of March 31, 2000, donated his 19, 865 thousands shares on January 31, 2001 to the Company, thus he is no longer a principal

shareholder.

2. Shares held by the Company do not have the right to vote in accordance with Japanese Commercial Code.

3. Shares held by the Company include 4 thousand shares, which the Company holds for its beneficial owners.

4. Sumitomo Banking Corporation merged with Sakura Bank Ltd., as of April 1, 2001 and changed its name to Sumitomo Mitsui Banking Corporation.

(3) Voting Rights

(unit: share)

	Number of Non-voting Stock	Number of Voting Stock		Number of Fractional Stock	Note
		Treasury Stock	Others		
Issued Stock	-	20,097,000 shares	141,792,500 shares	508,964 shares	Number of fractional stock contains 40 shares of treasury stock and others

	Holders' Name		Number of shares			Ratio to total number of shares issued
	Name	Address	Shares in their name	Shares in others' name	Total	
Treasury Stock	SEGA CORPORATION	Ohta-ku, Tokyo	19,866,300	-	19,866,300	12.2%
	CSK Research Institute Corp	Shibuya-ku, Tokyo	230,700	-	230,700	0.1%
	Total	-	20,097,000	-	20,097,000	-

(Note) "Others" in "Number of Voting Stock" includes 248,700 shares held in the name of Japan Securities Depository Center and "Fractional Stock" includes 740 shares held in the name of same.

203405 v02.LA (4cy502!.DOC)

4/4/02 1:46 PM (38845.0001)

Profit-Sharing Policy

The Company considers providing its shareholders with a return on their investment to be one of its most important policies and places profit sharing among its top management responsibilities. Our basic policy in this regard is to set aside an appropriate amount of retained earnings, and then return a portion of profits to our shareholders based on our performance, giving full attention to our financial condition and the future development of our business activities.

In the year under review, the Company recognized net losses stemming from depression of sales of Dreamcast software, as well as the extraordinary loss due to withdrawal from production of Dreamcast hardware. The Company regrets that given this situation, it is compelled to forgo the payment of annual dividends this year.

Stock Price Movement

High and Low Stock Price for past five years	Year	FY ended in March 1997	FY ended in March 1998	FY ended in March 1999	FY ended in March 2000	FY ended in March 2001
	High	¥5,420	¥4,270	¥3,080	¥4,520	¥2,380
	Low	¥3,070	¥1,980	¥2,065	¥1,360	¥690

High and Low Stock Price for past six months	Month	Oct. 2000	Nov. 2000	Dec. 2000	Jan. 2001	Feb. 2001	Mar. 2001
	High	¥1,088	¥1,255	¥1,290	¥1,855	¥2,320	¥2,380
	Low	¥690	¥737	¥931	¥965	¥1,670	¥1,770

(Note) Stock Prices were prices traded at Tokyo Stock Exchange, First Section.

02 APR 16 AM 11:38

July 4, 2001

The Substantial Shareholding Report

Owner: SEGA CORPORATION (Representative Director: Hideki Sato)
Address: 2-12 Haneda 1-chome, Ohta-ku, Tokyo

02 APR 16 AM 11:38

Notes

1. Issuer: GAGA COMUNICATIONS INC
   Type of Public Offering: Osaka Securities Exchange
   Code: 4280
   Address: 16-35 Roppongi 3-chome, Minato-ku, Tokyo

2. Substantial Owner: SEGA CORPORATION
   Address of the Owner: 2-12 Haneda 1-chome, Ohta-ku, Tokyo, 144-8531
   Date of Incorporation: June 3, 1960
   Name of its Representative: Hideki Sato, President and Representative Director
   Inquiries: Akira Sugano, Officer in charge of Finance

3. Purposes of the Shareholding
   For long-term investment as a stable shareholder.

4. Breakdown of the Shareholding:
   Number of Shares in Certificates held by SEGA: 497,000 shares
   Total number of shares held by SEGA: 497,000 shares
   Total Number of Shares issued by Issuer as of June 29, 2001: 9,831,852 shares
   Ratio of the Shareholding of SEGA: 5.05%

5. SEGA's Acquisitions or Disposals of Issuer's Stocks during the past 60 days
   None

6. Acquisition Funds of the Shareholding:
   (1) Breakdown of the acquisition funds
       Funding on its own: 136,710 thousand yen
       Other: Acquired 350,000 shares by donation.
       Total amount of acquisition funds: 136,710 thousand yen


02 APR 15 AM 11:38

July 19, 2001

Securities Notification

Securities Information

1. Newly Issued Stock

Type of Share	Number of Shares Issued	Remarks
Par-value share (Book Value: ¥50)	386,000 shares	It was resolved at the meeting of the board of directors held on June 28, 2001.

Eligible Persons	Type of Stock	Number of Shares	Issue Price	Exercising Period
9 Directors	Common Stock	10,000 to 20,000 shares	¥2,956	July 31, 2001 to June 30, 2002
214 Employees	Common Stock	500 to 10,000 shares		

2. Subscription Method and Terms

1) Method:

Classification	Number of Shares Issued	Total Amount of Issue Price	Total Amount of Capitalization
Allocation for shareholders	-	-	-
Allocation for others	386,000 shares	¥1,141,016,000	¥570,508,000
Public Offering	-	-	-
Total (Total number of shares in issue)	386,000 shares	¥1,141,016,000	¥570,508,000

The name of directors eligible for stock options (the number of shares given to them is stated in the parentheses):

Nine Directors:
Yoshiji Fukushima (20,000 shares), Hideki Sato (20,000 shares), Tetsu Kayama (20,000 shares), Akira Nagai (20,000 shares), Toshimichi Oyama (10,000 shares), Tetsuo Takakura (10,000 shares), Hisashi Suzuki (10,000 shares), Masahiro Aozono (10,000 shares), and Numeaki Masuda (10,000 shares)

The names of employees eligible for stock options (the number of shares given to them is stated in the parentheses):

Shunichi Nakamura (10,000 shares), Yasuo Tazoe (7,000 shares), Hidekazu Yukawa (7,000 shares), Nobuhisa Yamada (7,000 shares), Keiji Mori (7,000

shares), Hisao Oguchi (7,000 shares), Masanao Maeda (7,000 shares), Yu Suzuki (7,000 shares), Yuji Naka (7,000 shares), Shoichi Yamazaki (5,000 shares), Takeshi Uehara (5,000 shares), Tokinori Kaneyasu (5,000 shares), Toshiya Tabata (5,000 shares), Seigo Tabira (5,000 shares), Akira Sugano (5,000 shares), Ryoichi Shiratsuchi (5,000 shares), Hirohisa Sato (5,000 shares), Yoshio Sakai (3,000 shares) and Yasutaka Sato (3,000 shares)

Each of the following employees is to be given 2,000 shares:
Yukio Aoyama, Nobuhiko Ishihara, Hiroaki Omura, Osamu Kaji, Akihiro Kanamori, Kiyotaka Kunihiro, Toshio Konishi, Tomomitsu Sawada, Hironao Sone, Isamu Tsuji, Masahiro Nakagawa, Yukitomo Hirai, and Tsuneo Watanabe.

Each of the following employees is to be given 1,000 shares:
Takanori Akiyama, Masaaki Iguchi, Masami Ishikawa, Chiaki Itofusa, Munehiro Umehara, Yoshimitsu Ebine, Toshihiro Oba, Akitoshi Ogawa, Toshiyuki Kaji, Masaaki Kataoka, Minoru Kanenari, Hideyuki Kanemura, Minoru Kabuta, Koichi Kawashima, Katsutoshi Kambara, Yo Kikuchi, Takashi Kosaka, Keita Kojima, Kazuo Goto, Yutaka Saito, Ryoichi Sakuma, Fumiaki Sadano, Satoru Sato, Keitaro Sigemasa, Takeshi Shinozaki, Hitoshi Shimazaki, Yasuo Shimizu, Takashi Shoji, Toshiyuki Sugano, Yukio Sugino, Hideki Suzuki, Hiroyuki Soga, Yu Takahashi, Tadashi Takezaki, Koji Takeyama, Masamitsu Nagoshi, Yoshihide Nomura, Norihito Hirayama, Teruyuki Hirohashi, Kenji Hoshino, Hidenobu Matsui, Masayuki Matsuda, Yoshihisa Michinaka, Hisashi Miyazaki, Hiroyuki Miyazaki, Toshiyuki Murakoshi, Ryosuke Momiyama, Hiroshi Yagi, Ryoji Yanase, Shigeru Yamashita, Katsuhiro Yamada, Ken Yamamoto, Masao Yoshimoto and Katsuyoshi Watanabe.

Each of the following employees is to be given 500 shares:
Yasukazu Aikawa, Kazuo Aoki, Mitsuo Aoshima, Kazuhiro Asami, Teruyuki Awaji, Takashi Ando, Mutsumi Ikeda, Seiji Ishii, Tomoaki Ishidao, Ichigozaki Kaoru, Mukio Ine, Toru Inoue, Kenichi Iwanaga, Hiroshi Uemura, Yoichi Uchida, Hideaki Eguchi, Akihiro Etori, Yoshihito Endo, Masanori Ohe, Naoko Ohoka, Yoshiki Ohoka, Hiroshi Ohki, Makoto Osaki, Kazuhiko Oshiba, Kanji Omatsu, Teruo Okabe, Shinji Okui, Satoru Kagami, Yukihiro Kashiwaguchi,

Hiroshi Kataoka, Takashi Kato, Hiroaki Kadokura, Osamu Kuzuno, Hisatoshi Kanazawa, Takashi Kabasawa, Tsuneo Kamijo, Junshi Kono, Chisaki Kusajima, Hajime Kubota, Takuji Konuma, Kanji Kobayashi, Hiroki Koyama, Tomoaki Saito, Shoji Sakata, Motoharu Sakurai, Isao Sasaki, Emi Sasaki, Yoichi Sato, Katsuhisa Sato, Seijiro Sannabe, Ryuzo Shiino, Tatsuya Shikata, Hiroyuki Shiba, Toshihiro Shibazaki, Atsuo Shima, Junichi Shimizu, Yasutomo Shimizu, Mitsunari Shiroiwa, Koji Sugita, Katsutoshi Suzuki, Mikio Suyama, Satoshi Sonotani, Seiichi Sorano, Mitsuru Takahashi, Yuji Takahashi, Kazuyosi Takeuchi, Hironao Takeda, Shigenori Tanaka, Shojiro Tanaka, Tadayuki Tanaka, Masahiro Tanaka, Hisao Taneoka, Katsumi Tarukawa, Koji Tsuchiya, Kouji Tsuchiya, Morito Tojo, Shingo Dote, Donald Bayger, Akihito Tomuro, Masanori Nagai, Kotaro Nakano, Toru Nakabayashi, Ryo Nakamura, Yasushi Nagumo, Ryuji Namiki, Keiichi Narita, Tatsutoshi Narita, Yoshiyuki Shimbori, Akira Nishikawa, Kaname Noda, Kazuhiro Nonaka, Katsuhiro Hasegawa, Seiji Hasegawa, Yoshiaki Hasegawa, Ryoichi Hara, Yoshiteru Hara, Mutsuhiro Fujii, Takenori Fujishima, Masafumi Fujita, Takashi Fujimura, Motoshige Hokoyama, Shuji Hori, Yoshiharu Honda, Yasunobu Masahiro, Toru Matsuo, Seiichi Matsushita, Kenji Muzumoto, Kunihide Miyai, Katsumi Murakami, Koji Murayama, Katushiko Mochizuki, Katsufumi Yasuda, Toru Yasuda, Hirokazu Yasuhara, Masahiko Yano, Takeshi Yabusaki, Yo Yamaki, Tomoyuki Yamaguchi, Yukiyoshi Yamashita, Yuki Yamanaka, Hirohisa Yamanashi, Naomi Yamamoto, Toyohiro Yoshioka, Kazuhiko Yoshida, Koji Yoshida, Seiji Yoshida, Takeshi Yoshimoto, and Kazutoshi Watanabe

2) Subscription Terms

Type	Issue Price	Amount of Capitalization	Unit of shares for subscription	Subscription Period	Dates of Payment
Par-value share	¥2,956	¥1,478	100 shares	July 31, 2001 to June 30, 2002	July 31, 2001 to June 30, 2002

3. Appropriation of the Proceeds of the newly issued shares:

1) Amount of Proceeds of the shares newly issued

Total Proceeds	Approximate cost of issuance	Approximate Total Net Proceeds
¥1,141,016,000	¥5,000,000	¥1,136,016,000

(Notes)

1. Approximate cost of issuance does not contain consumption taxes.
2. Total Proceeds would decrease to the extent that any stock options

were not exercised during the exercise period or otherwise ceased to be effective.

2) Appropriation

These stock options are primarily intended to enhance the work motivation of the directors and employees of the Company, not to raise funds.

In addition, because each of the eligible persons can exercise his or her stock options at the time he sees fit, it is difficult for the Company to formulate plans based on the proceeds of such shares at this time.

Accordingly, net proceeds from the stock options will be appropriated for either capital expenditure or working capital, but any specific amounts therefor will be decided at the time of each such payment, based on the financial conditions of the Company at such time.

203348

SEGA CORPORATION

August 14, 2001

Report Amending the Securities Report as of June 29, 2001

1. Reasons of Correction

The Company would like to make corrections to the Securities Report for the year ended March 31, 2001, which the Company submitted as of June 29, 2001.

2. Matter to be Corrected

5. Status of Accounting

1) Consolidated Financial Statements

(Segment Information)

Business Segment Information

3. Corrections

Corrections are underlined.

[After corrections]

5. Status of Accounting

1) Consolidated Financial Statements

(Segment Information)

Business Segment Information

(¥ million)

	Year ended March 31, 2001					
	Amusement Machine Sales	Consumer Product Sales	Amusement Center Operations	Total	Elimination/ Corporate	Consolidated
Sales / Operating income are omitted						
Assets	20,613	65,239	53,971	139,824	144,641	284,465
Depreciation and amortization	1,804	9,224	12,844	23,873	289	24,162
Capital expenditure	924	7,660	<u>12,762</u>	<u>21,347</u>	157	<u>21,505</u>

203349

September 21, 2001

The Substantial Shareholding Report

Owner: SEGA CORPORATION (Representative Director: Hideki Sato)
Address: 2-12 Haneda 1-chome, Ohta-ku, Tokyo

Notes

1. Issuer: CSK Communications Corporation
   Type of Public Offering: Osaka Securities Exchange
   Code: 4303
   Address: 245-3 Tsubokawa Naha-shi, Okinawa

2. Substantial Owner: SEGA CORPORATION
   Address of the Owner: 2-12 Haneda 1-chome, Ohta-ku, Tokyo, 144-8531
   Date of Incorporation: June 3, 1960
   Name of its Representative: Hideki Sato, President and Representative Director
   Inquiries: Akira Sugano, Officer in charge of Finance

3. Purposes of the Shareholding
   Acquired partly by donation and being held for strategic investment purposes.

4. Breakdown of the Shareholding:
   Number of Shares in Certificates held by SEGA: 400 shares
   Total number of shares held by SEGA: 400 shares
   Total Number of shares issued by Issuer as of September 18, 2001: 4,852 shares
   Ratio of the Shareholding of SEGA: 8.24%

5. SEGA's Acquisitions or Disposals of Issuer's Stocks during the past 60 days
   None

6. Acquisition Funds of the Shareholding:
   (1) Breakdown of the acquisition funds
       Funding on its own: 34,000 thousand yen
       Other: Acquired 200 shares by donation.
       Total amount of acquisition funds: 34,000 thousand yen

October 17, 2001

Notice of Amendment to the Substantial Shareholding Report

Owner: SEGA CORPORATION (Representative Director: Hideki Sato)
Address: 2-12 Haneda 1-chome, Ohta-ku, Tokyo

Notes

1. Issuer: Japan Future Information Technology & Systems Co., Ltd.
   Type of Public Offering: Over-the-Counter
   Code: 4836
   Address: 2-1 Kinshi-cho 3-chome, Sumida-ku, Tokyo

2. Substantial Owner: SEGA CORPORATION
   Address of the Owner: 2-12 Haneda 1-chome, Ohta-ku, Tokyo, 144-8531
   Date of Incorporation: June 3, 1960
   Name of its Representative: Hideki Sato, President and Representative Director
   Inquiries: Akira Sugano, Officer in charge of Finance

3. Purposes of the Shareholding
   Acquired by donation and being held for strategic investment purposes.

4. Breakdown of the Shareholding:
   Number of Shares in Certificates held by SEGA: 300 shares
   Total number of shares held by SEGA: 300 shares
   Total Number of shares issued by Issuer as of October 16, 2001: 10,859 shares
   Ratio of the Shareholding of SEGA: 2.76%

5. SEGA's Acquisitions or Disposals of Issuer's Stocks in the past 60 days
   SEGA disposed 500 shares on October 16, 2001. The price per share was ¥969,071

6. Acquisition Funds of the Shareholding:
   (1) Breakdown of the Shareholding
      Funding on its own: 0 yen
      Other: Acquired 300 shares by donation.
      Total amount of acquisition funds: 0 yen

October 23, 2001
SEGA CORPORATION
Hideki Sato,
Representative Director of President
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
Corporate Planning Division

Revisions to Annual Results Forecasts

SEGA CORPORATION has revised its results forecasts for fiscal 2002, which were initially announced on May 22, 2001. Details of these revisions are as follows.

1. Revisions to consolidated results forecasts for fiscal 2002

(1) Interim term results forecasts (April 1, 2001, to September 30, 2001)

(Unit: ¥ millions)

	Net sales	Recurring profit	Net income
Previous forecast (A)	82,000	- 2,400	- 4,300
Current forecast (B)	97,000	4,500	- 20,000
Difference (B) – (A)	15,000	6,900	- 15,700
Differential ratio (%)	18.3%	—	—
(Reference) Previous interim term	119,457	-29,334	-32,456

(2) Results forecasts for the fiscal year (April 1, 2001, to March 31, 2002)

(Unit: ¥ millions)

	Net sales	Recurring profit	Net income
Previous forecast (A)	189,000	5,400	2,100
Current forecast (B)	200,000	10,000	- 15,000
Difference (B) – (A)	11,000	4,600	- 17,100
Differential ratio (%)	5.8%	85.2%	—
(Reference)	242,913	- 52,736	- 51,729

Previous fiscal year			

2. Revisions to non-consolidated results forecasts for fiscal 2002

(1) Interim term results forecasts (April 1, 2001, to September 30, 2001)

(Unit: ¥ millions)

	Net sales	Recurring profit	Net income
Previous forecast (A)	38,000	- 1,500	- 1,600
Current forecast (B)	50,000	1,400	- 23,000
Difference (B) – (A)	12,000	2,900	- 21,400
Differential ratio (%)	31.6%	—	—
(Reference) Previous interim term	127,188	- 13,935	- 17,982

(2) Results forecasts for the fiscal year (April 1, 2001, to March 31, 2002)

(Unit: ¥ millions)

	Net sales	Recurring profit	Net income
Previous forecast (A)	95,000	5,100	4,800
Current forecast (B)	100,000	5,500	- 18,000
Difference (B) – (A)	5,000	400	- 22,800
Differential ratio (%)	5.3%	7.8%	—
(Reference) Previous fiscal year	192,713	- 17,762	- 87,240

(3) Reasons for revision of consolidated results forecasts

The operational reform and financial reform of SEGA's restructuring plan, which were announced on April 19, 2001, have been proceeding steadily. Thanks to the progress we have made in turning around our operations structure and earnings structure in the first half of fiscal 2002 (ending March 31, 2002) we foresee net sales of ¥97 billion and recurring profit of ¥4.5 billion, thus exceeding initial targets (net sales of ¥82 billion, recurring loss of ¥2.4 billion), and marking a substantial turnaround compared with the results for the same half of the previous term, which were net sales of ¥119.4 billion and a recurring loss of ¥29.3 billion.

However, due to a decline in the stock market, SEGA anticipates incurring a devaluation loss of ¥23.8 billion on investment securities, composed primarily of securities received gratis from the late Isao Okawa during the previous fiscal year.

Hence, we forecast a net loss of ¥20 billion for fiscal 2002.

On the other hand, we are reassured by the steady improvement to our financial position. Thanks to the progress we have made in our financial reforms, we predict positive free cash flows of approximately ¥10 billion.

(1) Amusement Machine Sales

- In domestic sales, sales of machines and prizes are both proceeding favorably, and we expect to significantly exceed targets in these areas.
- The outlook is particularly favorable in the video game category. In August 2001, SEGA launched "Virtua Fighter 4," an appealing new product that takes amusement to new heights of user communication by applying such cutting-edge new elements as access cards and mobile communications technologies. The response to Virtua Fighter 4 has been outstanding, and we expect it to make a significant contribution to earnings.
- In response to the second wave of popularity for seal printing machines, known as "Print Club" machines, SEGA has reentered this market with "Gekiteki Bisha" and gained a substantial market share.
- In the prize and toy novelties segment, thanks to our appealing character novelties and collaboration with other companies, we expect to substantially outperform targets for this segment.
- In overseas sales, although a robust performance has been seen in Europe and Asia, we anticipate that results will fall short of target figures due to weak market investment in the United States.

(2) Amusement Center Operations

- The approximately 510 amusement centers (with a combined floor space of approximately 400,000 square meters) comprise primarily medium- and large-scale operations, the majority of which are situated in highly advantageous locations and wield superior competitive strength.
- SEGA has targeted interim term net sales for its existing amusement centers of 96.8% compared with the same half of the previous fiscal year, and sales have been kept on target for the most part between April and July 2001. Furthermore,

sales for August and September exceeded 100% compared with those for the previous year, thanks to the introduction of several powerful new video games, including Virtua Fighter 4.

- SEGA is also enhancing the ability of its amusement centers to attract patrons by applying a level of operational expertise that strengthens user support and high-value-added services, including such new endeavors as "SEGA Mobile Friends," a mobile phone membership system that enables one-to-one marketing.

(3) Consumer Products Sales

- Regarding sales of Dreamcast hardware from inventory resulting from the withdrawal from Dreamcast production, SEGA strove to deliver DC hardware into the hands of end users through price cuts and by marketing software along with the Dreamcast units. The Company exceeded initial targets with domestic sales of 130,000 units and U.S. sales of 530,000 units for the first half.
- Consequently, at the end of the half, Dreamcast inventories totaled 40,000 units domestically and 230,000 units for the United States, and we anticipate being able to sell all remaining units by the holiday season as initially planned.
- Although sales of Dreamcast software have been more arduous than expected due to the withdrawal from Dreamcast hardware operations, sales have remained brisk on a whole, thanks to sales of such powerful titles as Sonic Adventure 2, Sakura Wars 3, Crazy Taxi 2, 18 Wheeler, World Series Baseball 2K2, NFL 2K2, Phantasy Star Online ver. 2, and Shenmue II.
- Regarding new Dreamcast software, although SEGA halted sales of certain titles for the sake of brand maintenance, it sold 14 titles and a total of 820,000 units domestically (against a target of 15 titles and 780,000 units), 13 titles and 1.76 million units in the United States (against a target of 15 titles and 1.75 million units), and 7 titles and 470,000 units in Europe (against a target of 10 titles and 500,000 units), for a total of 34 titles and 3.05 million units worldwide (against a target of 40 titles and 3.03 million units).
- In addition, in the United States, low-priced versions of popular software already in circulation have proven highly successful. We foresee 1.4 million

units in sales of these "All-Star" titles, including those packaged together with Dreamcast hardware units (against a target of 960,000 units).

- We also anticipate 2.76 million units in sales of third-party software (against a target of 1.63 million).
- In software for other manufacturers' platforms, SEGA brought "Chu Chu Rocket" in the United States as an introductory title for Nintendo's Game Boy Advance. Likewise, in Japan, we launched "Super Monkey Ball" as an inaugural title for Nintendo GAMECUBE.
- As far as our network business is concerned in Europe and the United States, we have been downsizing our ISP operations in line with our structural reform plans.

(4) Extraordinary Profit and Loss

- SEGA anticipates an extraordinary profit of ¥4.5 billion, comprising ¥2.4 billion in a gain on the sale of investment securities, ¥1.7 billion in a gain on the receipt of the personal assets of the former chairman and president of SEGA CORPORATION, the late Isao Okawa, and ¥400 million in other gains.
- We anticipate an extraordinary loss of ¥27.3 billion, consisting of ¥23.8 billion in devaluation losses on investment securities, ¥2.2 billion in losses on the sale and disposal of fixed assets, and ¥1.3 billion in other losses.

As a result of these factors, SEGA anticipates ¥97 billion in consolidated net sales, ¥4.5 billion in consolidated recurring profit, and consolidated net loss of ¥20.0 billion for the first half of fiscal 2002.

Forecast for the Second Half of Fiscal 2002

- In domestic amusement machine sales, SEGA expects to further expand its market share in the second half through the introduction of revolutionary new products and with the benefit of a recovery in the video game market.
- In overseas sales, the slump in market investments in the United States is expected to continue in the second half, and declines in both sales and profits are anticipated.

- SEGA's efforts in amusement center operations will go beyond the mere introduction of new products. We expect the superiority and operational strength of our medium- and large-scale centers and enhanced user services—including the development of family entertainment and the introduction of SEGA Mobile Friends—to be highly effective, and we foresee a continued strong performance in the second half.
- In consumer product sales, we are targeting the introduction of 60 new titles for other manufacturers' platforms that we have perfected through dedicated development.

As a result, for fiscal 2002 as a whole, SEGA foresees consolidated net sales of ¥200 billion, consolidated recurring profit of ¥10 billion, and consolidated net loss of ¥15 billion.

Moreover, regarding the structural reform plan that we disclosed on April 19, 2001, under which we will change our business structure, revise our organization and operations, and transform our earnings structure to become **the world's number one content provider**, reforms are being implemented as scheduled on both the operational and financial levels.

Of particular note regarding financial reforms, we are making steady progress in the rationalization and liquidation of assets. We are rationalizing investment concerns, selling off marketable securities, and rationalizing or selling off offices and welfare facilities. Furthermore, with continuous and stable support from our banks, our financial position is now being strengthened.

4. Reasons for revision of non-consolidated results forecasts

Revisions were made to SEGA's non-consolidated results forecasts for the same reasons listed in the amusement machine sales, consumer products sales, and extraordinary profit and loss sections of the above reasons for revisions to consolidated results forecasts.

Management Policy



1. Principles of Corporate Management

Based on its structural reform plan, implemented on April 19, 2001, SEGA CORPORATION has been steadily reforming its financial structure and business operations.

In its Consumer Products and Amusement businesses, SEGA has consistently created innovative amusement and, in its entertainment-related business operations, has firmly established a strong brand image and market position in Japan, the United States, and Europe. However, during fiscal 2001, ended March 31, 2001, SEGA discontinued the manufacturing of home video game consoles. From fiscal 2002, we have been working to establish a highly profitable framework for our Content business under the SEGA brand and assume greater market leadership in our Amusement business.

By firmly implementing its structural reform plan, SEGA will strive to strengthen its developmental abilities in its Consumer Products Sales, capture worldwide markets in its Amusement Machine Sales, create new arenas for amusement, and expand its markets in its Amusement Center Operations, thereby strengthening its corporate structure, enhancing its profitability, and bolstering its financial positions.

2. Profit-Sharing Policy

SEGA considers providing its shareholders with a return on their investment to be one of its most crucial policies and places proactive profit sharing among its top management responsibilities. Our basic policy in this regard is to give full attention to our financial position and the future development of our business activities, set aside an appropriate amount of retained earnings, and then return a portion of profits to our shareholders based on performance.

3. Medium- and Long-Term Management Strategy and Focus Issues

By focusing on its Content and Amusement businesses, SEGA has converted the configuration of its business. We have also revised our organization and business activities, and, accordingly, our revenue structure has steadily become more profitable.

Looking ahead, to become the world's top content provider, we will accelerate our structural reform and implement the following strategies aimed at obtaining new customers and improving productivity.

(1) Consumer Product Sales Strategy

SEGA is already a powerful brand name. But, to become the world's top content provider, it must carefully consider the market characteristics of each software content genre in Japan, North America, and Europe; optimize its title selection to suit each hardware manufacturer's platform; and implement the following strategies. We will also work to enhance our developmental strength toward the fulfillment of these strategies.

1. Strengthening SEGA SPORTS titles

2. Intensifying major franchises

3. Reproducing vintage brands

4. Creating brand-new titles

5. Strengthening characters and licensing

Furthermore, leveraging the expertise obtained through our Dreamcast operations, we will outline a clear business model for open device- and open ISP-based network game operations, through which we will pursue new venues of profitability. We will also work to improve our operations in the PC software and mobile content segments by developing our business model, upgrading our contents, and introducing new services.

(2) Amusement Business Strategy

Having affirmed its status as the leader in the amusement industry, SEGA will propel the industry to further growth by exercising its philosophy of creating new forms of recreation and stimulating the entire industry.

In Amusement Machine Sales, SEGA will expand its market share by providing a full product lineup, spanning from mainstay items to the latest new products for every product category, including video games, medal games, prize machines, and sticker-printing machines. We will also contribute to the growth of the industry by designating "Communication" as the key word for the next generation of amusement and

continuing to supply revolutionary new products that surpass "Derby Owners Club" and "Star Horse."

Overseas as well, SEGA will gain further shares of the world's markets by making every effort to reduce the costs of machines and circuit boards and providing outstanding SEGA products to the hitherto untapped markets of the street operations found in the United States and Europe.

In Amusement Center Operations, we will expand our market share by augmenting our amusement franchises to meet the needs of every kind of customer from all generations, including the family entertainment market segment, and make further efforts to provide full product lineups for our amusement centers. We will also enhance the efficiency of amusement center management, introduce content-based on new technologies and new services that make use of the Internet, and attract new customers with the quality and breadth of our services.

(3) New Business

SEGA possesses a wealth of technologies and expertise, accumulated over its many years of experience. Leveraging these assets, we will strive to create and commercialize new business models. As quoted by the newly launched business models of Animanium and Driving Simulator, we are stimulating existing business operations by interlinking different business divisions and establishing new sources of revenue.

(4) Group Companies

A number of companies that are part of the SEGA Group have outstanding content assets and expertise. We have been working to clarify and reorganize the roles and objectives of each company, and we will clearly identify growth strategies for the core companies and strive to enhance corporate value for the SEGA Group.

4. Initiatives for the Streamlining of Management Structure

Although we have adopted an "Executive Officer System", we will make further reforms to our management structure to more clearly delineate the responsibilities of management and operations so as to improve the speed of decision making and other aspects of corporate governance.

Furthermore, in the interest of achieving more timely disclosure of information, we have also newly established a department that specializes in investor relations, to which we have been allocating talented staff members.

Operating Results

1. Interim Period Review

Overview of Business Results

SEGA is implementing structural reforms that will enable it to evolve from a company that manufactured and sold hardware to a company that develops software and provides services. By changing the composition of its business through these reforms, the Company has been able to achieve a substantial improvement in profitability compared with the same period of the previous year.

Consolidated net sales for the interim period amounted to ¥97.8 billion, down 18.1%, compared to the same half of the previous term. Domestic sales declined 9.8%, to ¥72.3 billion, and overseas sales shrank 35.2%, to ¥25.5 billion. The Company also recorded extraordinary profit of ¥5.1 billion, ¥2.5 billion from the sale of investment securities and ¥1.7 billion in the form of a bequeathal from the personal assets of the late former Chairman and President Isao Okawa.

On the other hand, SEGA recorded extraordinary losses of ¥28.8 billion, owing to ¥2.7 billion in loss on the sale or disposal of property, plant and equipment, and ¥24.9 billion in losses from the devaluation of investment securities due to a decline in the stock market, which were composed primarily of securities received gratis from the late Isao Okawa for the last fiscal year.

As a result, SEGA recorded operating income of ¥5.8 billion (a loss of ¥28.2 billion in the same half of the previous term), recurring profit of ¥5.1 billion (a loss of ¥29.3 billion), and a net loss of ¥20.9 billion (a loss of ¥32.5 billion).

As part of its financial reforms, in an effort to improve and streamline its balance sheets, the Company has been undertaking the steady liquidation of assets by selling off investment securities, and office and staff welfare facilities, as well as reconsidering its affiliates and investments in other companies. SEGA's financial position is strengthening steadily, now that the Company's credit lines for bank loans are secured.

In the interim period under review, the Company recognized net losses stemming from its ongoing reforms as well as the extraordinary valuation loss on investment securities.

SEGA regrets that given this situation, it is compelled to forgo the payment of interim dividends this term.

Performance by Business Segment

Amusement Machine Sales

Net sales: ¥25,816 million (down 11.7% from the prior interim period)

Operating profit: ¥2,031 million

Healthy sales were recorded in Japan by supplying all types of products, including new and standard products as well as prize items.

Particularly in the video game category, our new product "Virtua Fighter 4," launched in August 2001, made a significant contribution to earnings. "Virtua Fighter 4" takes amusement to new heights of user communication by applying such cutting-edge new elements as access cards and mobile communications technologies.

In response to the second wave of popularity for sticker-printing machines, known as "Print Club" machines, SEGA has reentered this market with "Gekiteki Bisha" and gained substantial market share. In the prize and toy novelties segment, thanks to our appealing character novelties and collaboration with other companies, we expect to outperform targets substantially for this segment.

In overseas sales, although robust performance has been seen in Europe and Asia, the result in the United States fell short of target figures, suffering from losses due to weak market investment in arcades which have been a favorite with SEGA.

Amusement Center Operations

Net Sales: ¥34,970 million (down 9.0% from the prior interim period)

Operating profit: ¥5,603 million

The Company's approximately 510 amusement centers (with a combined floor space of some 400,000 square meters) comprise primarily medium- and large-scale operations, the majority of which are situated in highly advantageous locations and wield superior competitive strength, thereby bringing favorable results to the Company.

SEGA aimed for interim sales in its existing amusement centers of 96.8% compared with the same period in the previous fiscal year, and sales were on target for the most part between April and July 2001. Sales for August amounted to 103% that of the previous year and climbed to 106% for September, thanks to the introduction of several popular new video game products, including "Virtua Fighter 4."

The Company is enhancing the ability of its amusement centers to attract patrons through operational expertise that strengthens user support and high-value-added services, including such new endeavors as "SEGA Mobile Friends," a mobile phone membership system that enables one-to-one marketing.

SEGA has continued its rationalization efforts with regard to operating costs, and this has contributed to an improvement in profitability.

Consumer Product Sales

Net Sales: ¥37,006 million (down 28.5% from the prior interim period)

Operating loss: ¥870 million

With regard to the sale of inventory resulting from the discontinuation of Dreamcast production, SEGA strove to deliver Dreamcast hardware units to end users at low prices and by packing them with software. As a result, sales volumes of Dreamcast home video game consoles amounted to 130,000 hardware units in Japan and 530,000 hardware units in the United States during the interim term.

The remaining Dreamcast inventory totaled 40,000 units in Japan and 230,000 units for the United States. We anticipate the sale of all remaining units by the holiday season as initially planned.

Sales for the Company's Dreamcast software have remained brisk on the whole despite the harsh conditions resulting from the withdrawal from Dreamcast production, thanks to the strong performance of such powerful titles as "Sonic Adventure 2," "Sakura Wars 3," "Crazy Taxi 2," "18 Wheeler," "World Series Baseball 2K2," "NFL 2K2," "Phantasy Star Online ver. 2," and "Shenmue II."

In spite of terminating the sale of some titles in an effort to maintain the brand name, sales volumes of new titles for Dreamcast software amounted to 14 titles and 820,000 units (against a target of 15 titles and 780,000 units) in Japan, 13 titles and 1.76 million

units (against a target of 15 titles and 1.75 million units) in United States, and 7 titles and 470,000 units (against a target of 10 titles and 500,000 units) in Europe, totaling 34 titles and 3.05 million units (against a target of 40 titles and 3.03 million).

In addition, in the United States, sales volumes of low-priced versions of popular software already in circulation, the "All-Star" titles, amounted to 1.4 million units in combination with Dreamcast hardware (against a target of 960,000 units).

Sales of third-party software were 2.76 million units (against a target of 1.63 million), resulting in a healthy performance for Dreamcast business during the interim period.

In software for other manufacturers' platforms, SEGA launched "Chu Chu Rocket" in the United States as a title for Nintendo's Game Boy Advance and "Super Monkey Ball" as a title for Nintendo GAMECUBE in Japan.

As for the Company's network businesses in Europe and the United States, ISP businesses are being downsized in line with the Company's structural reform plans.

2. Outlook for Full Fiscal Year

The economic outlook for the days and months ahead is far from optimistic, with the slump in stock markets, the economy further supressed by deflation, and the negative impact of the terrorist attacks in the United States on the global economy. However, SEGA will continue to push ahead with its structure reform plans to become "the world's top content provider."

In domestic amusement machine sales, SEGA expects to further expand its market share in the second half of the fiscal year through the introduction of revolutionary new products, benefiting from the recovery of the video game market.

In overseas sales, the slump in capital investment in the United States is expected to continue into the second half, and declines in both sales and profits are to be expected.

SEGA's efforts in amusement center operations will go beyond the mere introduction of new products. The Company expects the superiority and operational strength of its medium- and large-scale centers and enhanced user services—including the development of family entertainment and the introduction of SEGA Mobile Friends—to be highly effective and foresees a continued strong performance in the second half.

In consumer product sales, SEGA is targeting the introduction of 60 new titles for other manufacturers' platforms and 24 titles for Dreamcast that it has perfected through dedicated development.

Consequently, for fiscal 2002, ending March 31, 2002, SEGA foresees consolidated net sales of ¥200.0 billion, consolidated recurring profit of ¥10 billion, and a consolidated net loss of ¥15 billion.

203513

NEWS RELEASE

SEGA CORPORATION
November 20, 2001

SEGA CORPORATION
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDING MARCH 31, 2002

	Interim Period Ended September 30, 2001	Previous Interim Period Ended September 30, 2000	Previous Fiscal Year Ended March 31, 2001
	Millions of yen	Millions of yen	Millions of yen
INCOME STATEMENTS			
Net sales	97,792	119,457	242,913
Cost of sales	67,820	106,876	218,235
SG&A expenses	24,192	40,734	76,696
Operating income (loss)	5,779	(28,153)	(52,018)
Other income	2,017	4,018	10,933
Other expenses	2,662	5,200	11,651
Recurring income (loss)	5,134	(29,334)	(52,736)
Extraordinary gain	5,128	70	78,380
Extraordinary loss	28,779	1,209	81,137
Loss before income taxes	(18,516)	(30,473)	(55,493)
Income taxes	2,251	4,031	(792)
Minority interests in earnings of Consolidated Subsidiaries	103	(2,049)	(2,971)
Net loss for the period	(20,871)	(32,456)	(51,729)
Net loss per share (yen)	(141.60)	(211.63)	(341.58)

	Interim Period As of September 30, 2001	Previous Interim Period As of September 30, 2000	Previous Fiscal Year As of March 31, 2001
	Millions of yen	Millions of yen	Millions of yen
BALANCE SHEETS			
ASSETS			
Total current assets	126,083	190,886	96,853
Property and equipment	61,593	73,127	66,997
Intangible fixed assets	11,627	12,562	11,236
Investments and advances	79,241	66,323	109,368
Deferred assets	1,184	376	10
Total assets	279,730	343,276	284,465
LIABILITIES AND SHAREHOLDERS' EQUITY			
Total current liabilities	127,182	115,626	155,106
Total long-term liablities	66,636	90,335	36,878
Minority interests in consolidated subsidiaries	881	(3,480)	793
Shareholders' equity	85,029	140,794	91,687
Total liabilities and shareholders' equity	279,730	343,276	284,465

	Interim Period Ended September 30, 2001	Previous Interim Period Ended September 30, 2000	Previous Fiscal Year Ended March 31, 2001
	Millions of yen	Millions of yen	Millions of yen
NET SALES BY SEGMENT			
Amusement machine sales	35,823	29,557	62,225
Amusement center operations	34,970	38,435	74,657
Consumer products	37,010	51,796	115,753
Eliminations	(10,011)	(331)	(9,722)
Total	97,792	119,457	242,913

Note: The above financial information was prepared using accounting principles generally accepted in Japan.

SEGA CORPORATION
November 20, 2001

SEGA CORPORATION
INTERIM NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDING MARCH 31, 2002

	Interim Period Ended September 30, 2001	Previous Interim Period Ended September 30, 2000	Previous Fiscal Year Ended March 31, 2001
	Millions of yen	Millions of yen	Millions of yen
INCOME STATEMENTS			
Net sales	50,125	127,188	192,713
Cost of sales	39,638	124,278	185,573
SG&A expenses	8,870	16,499	27,908
Operating income (loss)	1,615	(13,589)	(20,768)
Other income	2,528	2,283	8,236
Other expenses	2,534	2,629	5,230
Recurring income (loss)	1,609	(13,935)	(17,762)
Extraordinary gain	4,073	-	77,947
Extraordinary loss	33,526	3,426	146,264
Loss before income taxes	(27,842)	(17,361)	(86,080)
Income taxes	80	620	1,160
Net loss for the period	(27,922)	(17,982)	(87,240)
Net loss per share (yen)	(189.15)	(117.25)	(559.05)

	Interim Period As of September 30, 2001	Previous Interim Period As of September 30, 2000	Previous Fiscal Year As of March 31, 2001
	Millions of yen	Millions of yen	Millions of yen
BALANCE SHEETS			
ASSETS			
Total current assets	91,529	178,964	105,884
Property and equipment	37,772	67,044	41,917
Intangible fixed assets	4,343	5,601	3,871
Investments and advances	104,603	110,750	143,808
Deferred assets	1,184	376	10
Total assets	239,433	362,737	295,492
LIABILITIES AND SHAREHOLDERS' EQUITY			
Total current liabilities	97,534	92,138	133,431
Total long-term liablities	64,452	80,351	34,991
Shareholders' equity	77,446	190,248	127,069
Total liabilities and shareholders' equity	239,433	362,737	295,492

Note: The above financial information was prepared using accounting principles generally accepted in Japan.



SEGA CORPORATION

SemiAnnual Report 2002

Six Months Ended September 30, 2001

PROFILE

Founded in 1951 and incorporated in 1960, SEGA CORPORATION is engaged in a broad range of businesses, encompassing consumer business, amusement machine sales and amusement center operations. Today, SEGA is pioneering a new era in the entertainment business through not only innovative products and technologies but also the development and provision of interactive entertainment, aiming to become the world's top content provider.





CONTENTS

To Our Stakeholders 1
Business Strategies and Progress of Structural Reform Plan .. 2
Review of Operations 6
Board of Directors, Auditors and Officers 8
Financial Section/Financial Summary 9
Consolidated Balance Sheets 10
Consolidated Statements of Operations 12
Consolidated Statements of Deficit 13
Consolidated Statements of Cash Flows 14
Condensed Notes to Consolidated Financial Statements 15
Corporate Data 21
Investor Information 21

NOTES

NFL 2K2: Sega is registered in the U.S. Patent and Trademark Office. Sega, Dreamcast, the Dreamcast logo, and Sega Sports are either registered trademarks or trademarks of SEGA ©SEGA, 2001. All Rights Reserved. www.sega.com ©2001 NFLP. Team names and logos are trademarks of the teams indicated. All other (NFL-related marks) are trademarks of the National Football League and NFL Properties. Officially Licensed products of PLAYERS INC. The PLAYERS INC logo is a registered trademark of the NFL players. www.nflplayers.com ©2001 PLAYERS INC. segasports.com

Shenmue II: ©SEGA-AM2 1999, 2001
CRAZY TAXI: ©SEGA 1999, 2000
Super Monkey Ball: ©AMUSEMENT VISION, LTD./SEGA, 2001
Jet Set Radio Future: ©Smilebit/SEGA, 2001
Virtua Fighter 4: Original Game ©SEGA ©SEGA-AM2/SEGA, 2001
Sonic Adventure 2: Battle: ©Original Game ©SEGA SONICTEAM/SEGA, 2001
Phantasy Star Online: ©SONICTEAM/SEGA, 2000, 2001
Rez: ©UGA/SEGA, 2001





Yoshiji Fukushima
Chairman



Hideki Sato
President

The World's Top Content Provider

In line with the Structural Reform Plan launched in April 19, 2001, SEGA is taking decisive steps to reform its financial structure and operations. To date, our consumer and amusement businesses have consistently offered innovative ways to entertain, while our entertainment-related business has established a strong brand image and solid market position in Japan, the United States and Europe. In late fiscal 2001, ended March 31, 2001, however, we discontinued production of *Dreamcast* hardware and, since the beginning of fiscal 2002, have focused on establishing a highly profitable framework for our content business and asserting greater market leadership in our amusement businesses.

In the first half of fiscal 2002, ended September 30, 2001, the steady progress of structural reform and favorable performances by all business segments contributed to consolidated net sales of ¥97.8 billion and operating income of ¥5.8 billion. Although these are interim results, they mark a solid improvement and a return to profitability at the operating level for the first time since fiscal 1998. Nonetheless, we recognize we have only taken the first step on the path to recovery. Our efforts in the second half of the current term and beyond to maximize our creative energies as a multiplatform content provider will be crucial to achieving a true rebirth and new growth. As indicated by our new slogan, "Full Integration into Rebirth of SEGA," the management and employees of SEGA will continue to work to facilitate stable improvements in operations.



Tetsu Kayama
Chief Operating Officer

Building SEGA into the Number One Player in Three Key Areas

SEGA strives to become the number one player in three key areas—consumer business, amusement business and network games—by further integrating the capabilities of its 11 studios and group companies, thereby consolidating and reinforcing its core businesses. To that end, SEGA will intensify its group management through the introduction of several leading management indicators.


Consumer Business
Strengthen creative energies
New Business
Broaden the scope of contents and build a new business model
Principal Subsidiaries and Affiliates
SEGA Music Networks Co., Ltd.
Sega Europe Ltd.
SEGA TOYS, Ltd.
Sega of America Dreamcast, Inc.
SEGA
SEGA Studio
TMS ENTERTAINMENT, LTD.
ISAO CORPORATION
SEGA AMUSEMENT EUROPE LTD.
Hitmaker
Five amusement center operations subsidiaries
Sega Enterprises, Inc. (U.S.A.)
SEGA Logistics Service Ltd.
Amusement Center Operations
Create new amusement capacity to entertain, and expand overall market
Amusement Machine Sales
Secure a global market



Consumer Business

Business Strategy

On the heels of its withdrawal from the production of *Dreamcast* hardware, SEGA has transformed its business structure to a multiplatform content provider, aiming to become the world's top content provider. In addition to software for home video game consoles, we supply content for PCs, mobile phones and various other platforms. SEGA will take steps to make a shipment of 30 million or more units in fiscal 2004, building the software lineup on a global base.

Establishment of Global Structure and Title Lineup Strategy

Establishment of Global Structure

SEGA will strengthen its distribution organizations in regional markets and deploy title strategies that match local needs.

Global Development Team

Smilebit, Sonic Team, SEGA-AM2, Hitmaker, Overworks

Fiscal 2002 Model changes in Japan		13.9 million units
Fiscal 2003 Model changes in North America		23.0 million units
Fiscal 2004 Model changes in Europe		30.0 million units
		Sales Volume Target

Fiscal 2004 global structure in place

Title Lineup Strategy

Reinforce SEGA Sports

SEGA Sports focuses on four major sports in North America (baseball, football, basketball and ice hockey), two in Europe (soccer and tennis) and the *Tsukuro* series in Japan. We aim to expand our range of sports games, including games for network play, and supply outstanding titles for all platforms.

Create new major game series

Following the *Sonic, Virtua Fighter* and several other series already established in the market, SEGA plans to create new series of games from previously popular titles. We will optimize timing and platforms suitable for each of these content series, thus maximizing their potential.

Revitalize vintage brands

Citing *Phantasy Star Online* as one of its successful titles, SEGA is aiming to breathe new life into hit titles from its library of nearly 1,000 titles—the largest among game software houses.

Develop brand-new titles

SEGA is aggressively launching brand-new titles, such as *Rez* and *Super Monkey Ball.* Ten new titles are scheduled for fiscal 2003, with another 15 following in fiscal 2004.

Bolster licensing and character businesses

To date, we have enjoyed success by using Disney characters on our Megadrives and plan to keep building our presence in this field. In licensing and characters, SEGA is making specific preparations to combine these businesses with its development capabilities to expand globally.



Amusement Business

Business Strategy

As a leading company, SEGA has contributed to the unprecedented development of the amusement market in Japan and secured a solid position for amusement center operations and amusement machine development, both of which have won worldwide admiration. In the years ahead, SEGA will reenergize the amusement industry and achieve an overwhelming number one market share through a philosophy of creating new style of entertainment.

Amusement Machine Sales

- Expand share of existing market by reinforcing full product lineup
- Inject fresh breath into market by developing new types and categories of entertainment focused on a key word: "**communication**"

Target for domestic market share: 35%+

Amusement Center Operations

- Deploy full lineup of facility operations most suitable to each age group of customers, setting the target by variety of existing facilities
- Develop new formats of amusement centers, such as "Gu! Choki! Park," targeted toward families, and cultivate trendy markets

Target for domestic market share: 20%+

New Business

Business Strategy

We are tackling three business areas so we can expand and create our core competencies, notably location-based entertainment, contents and animanium.

Location-based entertainment business

Enhance service quality and revitalize the market

- Family entertainment complexes
- Digital content museums

Contents business

Cultivate broadband capabilities

- Develop systems and products
- Create visual content
- Use characters

"Animanium" business

Develop new visual services and products

- Develop CG animation software
- Create animation using CG



Progress of Structural Reform Plan

SEGA has taken steps toward the Structural Reform Plan targets announced in April 2001. Progress toward those goals was steady in the first half of fiscal 2002, as follows.

Financial Reform

Targets

Short-term target
- Achieve positive free cash flow by fiscal 2002

Medium-term targets
- Achieve ROE of 15% or greater by fiscal 2004
- Achieve an equity ratio of 50% or greater by fiscal 2004
- Reduce interest-bearing debt ¥65.0 billion by fiscal 2004

To attain the goals of Financial Reform by the end of fiscal 2004, SEGA accomplished the following major actions for the first half of fiscal 2002, with emphasis on four themes—(1) improvement in the balance sheet, (2) streamlining and curtailment of investment, (3) reorganization of affiliates and (4) securing of positive free cash flow.

- Issued ¥50 billion in convertible bonds and rolled over bank loans
- Secured positive balance of free cash flow and ample cash balance
- Disposed of several idle real estates and cashed in some of CSK group companies' shares
- Liquidated several affiliates disconnected to SEGA's core businesses



Operational Reform

Targets

Short-term targets
- Return SEGA's non-consolidated operating income to the black in fiscal 2002
- Return consolidated operating income to the black in fiscal 2002

Medium-term target
- Achieve a 15% or greater ratio of consolidated operating income to net sales by fiscal 2004

Likewise, SEGA performed the following significant actions in each business segment for the first half of fiscal 2002. We are now focusing on rebuilding our network business and reviewing our overseas amusement business in the second half of this fiscal year.

- Remodeled SOAD and SOE (overseas subsidiaries) into sales companies
- Commissioned distribution in Europe to major distributors
- Downsized the operation of overseas networking companies, including overseas ISP business
- Reviewed business strategies of ISAO
- Formed alliance with NAMCO Ltd., to create new markets and facilitate cost reductions





VIRTUA FIGHTER 4: SEGA-AM2 CO., LTD.



PLAYSTATION 2



NFL 2K2: VISUAL CONCEPTS ENTERTAINMENT, INC.



NINTENDO GAMECUBE

SONIC ADVENTURE 2: BATTLE: SONICTEAM, LTD.



GAMEBOY ADVANCE



Nintendo
GAME BOY ADVANCE

DREAMCAST



Overview

SEGA is implementing the Structural Reform Plan, which will enable it to evolve from a company that manufactures and sells hardware and software to one that develops software and provides services. Owing to such efforts, SEGA achieved a substantial improvement in profitability in the first half of fiscal 2002, compared with the same period of the previous year. Consolidated net sales amounted to ¥97.8 billion, a decline of 18.1%, comprising domestic sales of ¥72.3 billion, a decline of 9.8%, and overseas sales of ¥25.5 billion, down 35.2%. Operating income totaled ¥5.8 billion, compared with a loss of ¥28.2 billion in the first half of the previous year. SEGA recorded other income of ¥5.3 billion during the period, including ¥2.5 billion from the sale of investment securities and a ¥1.7 billion bequest from the personal assets of the late Isao Okawa, former chairman and president of the Company. This income was more than offset by other expenses of ¥29.6 billion, owing to a ¥2.7 billion loss on the sale or disposal of property and equipment and a ¥24.9 billion loss on the valuation of investments in securities–primarily securities received gratis from Mr. Okawa–caused by a steep decline in the stock market in Japan. As a consequence, SEGA recorded a net loss of ¥20.9 billion.

As part of its financial reforms, SEGA is liquidating assets by selling off investment securities and office and employee welfare facilities and restructuring its ties with affiliates and investments in other companies. The Company has secured credit lines for bank loans, indicative of a steady improvement in its financial position.

Owing to the net loss recorded in the period under review, SEGA decided to forego the payment of interim dividends.

Performance by Business Segment

Amusement Machine Sales

Net sales in this segment slipped 11.7% from the first half of fiscal 2001, to ¥25.8 billion. Operating income was ¥2.0 billion. In Japan, SEGA recorded healthy sales by supplying a full range of products, including new and mainstay machines and prizes and toy novelties. *Virtua Fighter 4,* a new game applying such cutting-edge new elements as access cards and mobile communications technologies, contributed significantly to earnings in the video game category following its launch in August 2001. Responding to the renewed popularity of sticker-printing machines, SEGA reentered this market with the popular *Gekiteki Bisha.* Thanks to our appealing character novelties and collaboration with other companies in the prize and toy novelties, SEGA showed an excellent performance. SEGA also achieved robust performances in Europe and elsewhere in Asia. In the United States, however, changing market conditions weakened investment in arcades to which SEGA has traditionally supplied amusement machines, resulting in lower sales.

Amusement Center Operations

Net sales declined 9.0% from the same period of the prior year, to ¥35.0 billion, while operating income totaled ¥5.6 billion. SEGA's approximately 510 amusement centers posted firm results. Most of these facilities, which boast a combined floor space of approximately 400,000 square meters, are medium- and large-scale operations with highly advantageous locations that give them a sharp competitive edge.



JET SET RADIO FUTURE: SMILEBIT CORPORATION

XBOX

CRAZY TAXI: HITMAKER CO., LTD.

SHENMUE II: SEGA-AM2 CO., LTD.



PHANTASY STAR ONLINE: SONICTEAM, LTD.

REZ: UNITED GAME ARTISTS INC.



SEGA's initial target for this segment was a 3.2% decline in net sales. Sales were generally in line with this target from April through July. With the introduction of several popular new video games, including *Virtua Fighter 4,* sales in August and September rose 3.0% and 6.0% compared with the same month of the previous year, respectively, making a substantial contribution to income. During the period, the Company continued to enhance the attractiveness of its amusement centers through measures aimed at increasing operational expertise, thereby reinforcing customer support and ensuring high value-added services. These included introducing *SEGA Mobile Friends,* a mobile phone-based membership system designed to facilitate one-to-one marketing. SEGA also continued to implement rationalization measures, which lowered operating costs and bolstered profitability.

Consumer Business

Net sales declined 28.5% from the same period of the prior year, to ¥37.0 billion, with operating loss of ¥0.9 billion. To sell off inventory resulting from the discontinuation of production of *Dreamcast* home video game consoles, SEGA offered end-users at low prices and bundled consoles with software. As a consequence, sales of *Dreamcast* consoles reached 130,000 units in Japan and 530,000 in the United States during the period. With the holiday season, SEGA anticipates the sale of all remaining *Dreamcast* console inventory—40,000 units in Japan and 230,000 units in the United States—by the end of the current fiscal year. Sales of *Dreamcast* software remained brisk despite the discontinuation of hardware production, owing to strong performances by such major titles as *Sonic Adventure 2, Sakura Wars 3, Crazy Taxi 2, 18-Wheeler, World Series Baseball 2K2, NFL 2K2, Phantasy Star Online Ver. 2* and *Shenmue II.* Despite cancelling sales of some titles to maintain the *Dreamcast* brand name, shipments amounted to 3.05 million units and 34 titles wolrdwide (compared with targets of 3.03 million units and 40 titles). This comprised 820,000 units and 14 titles in Japan (compared with targets of 780,000 units and 15 titles), 1.76 million units and 13 titles in the United States (compared with targets of 1.75 million units and 15 titles), and 470,000 units and seven titles in Europe (against targets of 500,000 units and 10 titles). In the United States, SEGA also shipped 1.4 million units of *All-Star* series titles bundled with *Dreamcast* consoles, exceeding its target of 960,000 units. Sales of third-party software totaled 2.76 million units, surpassing the Company's target of 1.63 million.

SEGA also launched two titles for other manufacturers' platforms. These included *Chu Chu Rocket,* for Nintendo Co., Ltd.'s *GameBoy Advance,* in the United States, and *Super Monkey Ball,* for the *NINTENDO GAMECUBE,* in Japan.

In network business, SEGA took steps to downsize its ISP business in Europe and the United States in line with its Structural Reform Plan.

(As of September 30, 2001)



Chairman

Yoshiji Fukushima



President and Representative Director

Hideki Sato



COO and Representative Director

Tetsu Kayama



Representative Director

Akira Nagai



CFO and Senior Executive Officer

Shunichi Nakamura

Directors and Auditors

Chairman	Yoshiji Fukushima
President and Representative Director	Hideki Sato
Representative Directors	Tetsu Kayama Akira Nagai
Directors	Hisashi Suzuki Toshimichi Oyama Tetsuo Takakura Masahiro Aozono Muneaki Masuda
Standing Auditors	Kazutada Ieda Iwao Nishi
Auditors	Kinsuke Miyazaki Yoshiyasu Gemma

Officers

Chief Operating Officer (COO)	Tetsu Kayama
Senior Executive Officer	Akira Nagai
Senior Executive Officer and CFO	Shunichi Nakamura
Executive Officers	Yasuo Tazoe Keiji Mori Masanao Maeda Hidekazu Yukawa
Officers	Yu Suzuki Hisao Oguchi Shoichi Yamazaki Takeshi Uehara Tokinori Kaneyasu Yuji Naka Toshiya Tabata Seigo Tabira Akira Sugano Ryoichi Shiratsuchi

FINANCIAL SUMMARY

SEGA CORPORATION and Consolidated Subsidiaries
For the years ended March 31, 1997, 1998, 1999, 2000 and 2001 and the six months ended September 30,2001

	Millions of yen					
	1997.3	1998.3	1999.3	2000.3	2001.3	**2001.9 (Unaudited)**
For the Year/Period:						
Net sales:						
Amusement machine sales	¥117,446	¥122,627	¥ 88,372	¥ 73,654	¥ 52,503	**¥ 25,816**
Amusement center operations	89,582	94,521	93,128	79,212	74,657	**34,971**
Consumer business	225,798	114,457	84,694	186,189	115,753	**37,006**
Total	¥432,826	¥331,605	¥266,194	¥339,055	¥242,913	**¥ 97,793**
Cost of sales	¥347,325	¥270,710	¥201,819	¥290,492	¥218,235	**¥ 67,821**
Gross profit	85,501	60,895	64,375	48,563	24,678	**29,972**
Operating income (loss)	13,181	(13,967)	2,088	(40,354)	(52,019)	**5,780**
Net income (loss)	2,032	(35,635)	(42,881)	(42,880)	(51,730)	**(20,871)**
At Year/Period-End:						
Total assets	¥425,506	¥368,962	¥425,614	¥375,341	¥284,466	**¥279,730**
Total shareholders' equity	156,105	122,045	80,641	80,725	91,687	**85,029**

Net Sales
(Millions of yen)


600,000
450,000
300,000
150,000
0
1997.3
1998.3
1999.3
2000.3
2001.3
2001.9

Operating Income
(Millions of yen)


20,000
0
-20,000
-40,000
-60,000
1997.3
1998.3
1999.3
2000.3
2001.3
2001.9

Shareholder's Equity
(Millions of yen)


160,000
120,000
80,000
40,000
0
1997.3
1998.3
1999.3
2000.3
2001.3
2001.9

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

SEGA CORPORATION and Consolidated Subsidiaries
March 31, 2001 and September 30, 2001

ASSETS	Millions of yen 2001.3	Millions of yen 2001.9	Thousands of U.S. dollars (Note 1 (1)) 2001.9
Current Assets:			
Cash and time deposits	¥ 37,633	¥ 74,643	$ 625,150
Notes and accounts receivable	20,827	27,552	230,754
Inventories (Note 2 (4))	16,620	11,975	100,293
Other current assets	25,123	14,280	119,598
Less allowance for doubtful accounts	(3,350)	(2,367)	(19,824)
Total current assets	96,853	126,083	1,055,971
Investments and Advances:			
Investments in securities (Notes 2 (3) and 3)	73,795	47,953	401,616
Other investments and advances	21,511	17,960	150,419
	95,306	65,913	552,035
Less allowance for doubtful accounts	(6,932)	(5,893)	(49,355)
Total investments and advances	88,374	60,020	502,680
Property and Equipment (Note 2 (5)):			
Amusement machines and facilities	19,796	24,175	202,471
Buildings and structures	39,152	38,555	322,906
Other	19,642	17,411	145,821
	78,590	80,141	671,198
Less accumulated depreciation	(34,527)	(39,175)	(328,099)
	44,063	40,966	343,099
Land	22,935	20,628	172,764
Total property and equipment	66,998	61,594	515,863
Fixed Leasehold Deposits	18,815	18,168	152,161
Deferred Charges and Intangible Assets (Notes 2 (6) and (7))	11,476	12,039	100,829
Excess Investment Costs over Net Assets of Consolidated Subsidiaries	1,950	1,826	15,293
Total assets	¥284,466	¥279,730	$2,342,797

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2001.3	Millions of yen 2001.9	Thousands of U.S. dollars (Note 1 (1)) 2001.9
Current Liabilities:			
Short-term bank loans	¥ 38,306	¥ 16,886	$ 141,424
Current portion of long-term debt (Note 4)	52,232	57,637	482,722
Notes and accounts payable:			
Trade	29,051	24,231	202,940
Other	3,890	4,564	38,224
	32,941	28,795	241,164
Accrued expenses	18,215	12,895	107,998
Income taxes payable	1,339	3,326	27,855
Other current liabilities	12,074	7,643	64,012
Total current liabilities	155,107	127,182	1,065,175
Long-Term Liabilities:			
Long-term debt (Note 4)	29,581	60,943	510,410
Accrued employees' retirement benefits	3,119	3,317	27,781
Accrued retirement benefits for directors and corporate auditors	41	84	703
Deferred income taxes	2,171	452	3,786
Other	1,966	1,841	15,419
Total long-term liabilities	36,878	66,637	558,099
Minority Interests in Consolidated Subsidiaries	794	882	7,387
Shareholders' Equity:			
Common stock:			
Authorized—600 million shares at March 31, 2001 and September 30, 2001			
Issued—162,398,464 shares at March 31, 2001,			
171,462,395 shares at September 30, 2001	117,919	124,775	1,045,017
Additional paid-in capital	117,440	124,287	1,040,929
Accumulated deficit	(100,185)	(121,080)	(1,014,070)
Unrealized gain (loss) on other securities (Note 3)	23	(486)	(4,070)
Translation adjustment	(9,863)	(8,822)	(73,886)
Treasury stock, at cost	(33,647)	(33,645)	(281,784)
Total shareholders' equity	91,687	85,029	712,136
Total liabilities, minority interests in consolidated subsidiaries and shareholders' equity	¥ 284,466	¥ 279,730	$2,342,797

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

SEGA CORPORATION and Consolidated Subsidiaries
For the year ended March 31, 2001 and the six months ended September 30, 2001

	Millions of yen		Thousands of U.S. dollars (Note 1 (1))
	2001.3	2001.9	2001.9
Net Sales	¥242,913	¥ 97,793	$ 819,037
Cost of Sales	218,235	67,821	568,015
Gross profit	24,678	29,972	251,022
Selling, General and Administrative Expenses	76,697	24,192	202,613
Operating income (loss)	(52,019)	5,780	48,409
Other Income (Expenses):			
Interest and dividend income	2,021	447	3,744
Interest expense	(2,414)	(1,156)	(9,682)
Loss on write-down or disposal of inventories	(52,365)	—	—
Loss on sales or disposal of property and equipment	(3,757)	(2,710)	(22,697)
Loss on valuation of investments in securities	(10,237)	(24,934)	(208,827)
Gain on donated assets from Mr. Okawa	77,913	1,666	13,953
Gain on sales of investments in securities	1,693	2,509	21,013
Net gain (loss) on foreign exchange	3,585	(216)	(1,809)
Additional provision for accrued employees' benefits	(2,386)	—	—
Additional benefits for retirees	(945)	—	—
Amortization of bond and note issue expenses	(734)	(241)	(2,018)
Equity in losses of non-consolidated subsidiaries and affiliates	(2,942)	(327)	(2,739)
Provision for doubtful accounts	(2,110)	—	—
Amortization of excess investment costs over net assets of consolidated subsidiaries	(6,322)	—	—
Consumption tax exempted	—	346	2,898
Other, net	(4,474)	320	2,680
Total other income (expenses)	(3,474)	(24,296)	(203,484)
Loss before income taxes and minority interests in earnings of consolidated subsidiaries	(55,493)	(18,516)	(155,075)
Income Taxes (Note 2 (8)):			
Current	2,593	1,854	15,528
Deferred	(3,385)	398	3,333
	(792)	2,252	18,861
Minority Interests in Earnings of Consolidated Subsidiaries	2,971	(103)	(863)
Net loss	¥ (51,730)	¥ (20,871)	$(174,799)

	Yen		U.S. dollars (Note 1 (1))
Per Share:			
Net loss—basic	¥ (341.6)	¥ (141.60)	$ (1.19)
Cash dividends	—	—	—
Weighted average number of shares (thousands)	151,444	147,395	147,395

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF DEFICIT (UNAUDITED)

SEGA CORPORATION and Consolidated Subsidiaries
For the year ended March 31, 2001 and the six months ended September 30, 2001

	Millions of yen		Thousands of U.S. dollars (Note 1 (1))
	2001.3	**2001.9**	**2001.9**
Deficit at Beginning of Year/Period	¥ 48,248	**¥100,185**	**$ 839,070**
Decrease in Deficit	109	**—**	**—**
Decrease effected by newly consolidated subsidiaries	109	**—**	**—**
Increase in Deficit	316	**24**	**201**
Directors' bonus	1	**24**	**201**
Increase effected by newly consolidated subsidiaries	315	**—**	**—**
Net Loss for the Year/Period	51,730	**20,871**	**174,799**
Accumulated Deficit at End of Year/Period	¥100,185	**¥121,080**	**$1,014,070**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SEGA CORPORATION and Consolidated Subsidiaries
For the year ended March 31, 2001 and the six months ended September 30, 2001

	Millions of yen		Thousands of U.S. dollars (Note 1 (1))
	2001.3	2001.9	2001.9
Cash Flows from Operating Activities:			
Loss before income taxes and minority interests in earnings of consolidated subsidiaries	¥ (55,493)	¥(18,516)	$(155,075)
Adjustments for:			
Depreciation and amortization	21,471	8,204	68,710
Transfer of amusement machines and facilities from investing activities	(8,460)	(4,278)	(35,829)
Increase (decrease) in allowance for doubtful accounts	3,138	(2,230)	(18,677)
Increase in accrued employees' retirement benefit	2,373	198	1,658
Interest and dividend income	(2,021)	(447)	(3,744)
Interest expense	2,414	1,156	9,682
Equity in losses of non-consolidated subsidiaries and affiliates	2,942	327	2,739
Amortization of excess investment costs over net assets of consolidated subsidiaries	7,070	294	2,462
Loss on sales or disposal of property and equipment	2,117	2,710	22,697
Gain on sales of investments in securities	(1,693)	(2,509)	(21,013)
Loss on valuation of investments in securities	10,237	24,934	208,827
Gain on donated assets from Mr. Okawa	(77,913)	(1,666)	(13,953)
Additional benefits for retirees	945	—	—
Decrease (increase) in notes and accounts receivable	17,706	(5,066)	(42,429)
Decrease in inventories	29,007	4,428	37,085
Decrease in notes and accounts payable	(31,089)	(3,815)	(31,951)
Other	5,923	(5,129)	(42,956)
Subtotal	(71,326)	(1,405)	(11,767)
Interest and dividend received	2,033	366	3,065
Interest paid	(2,209)	(1,268)	(10,620)
Cash donated from Mr. Okawa	—	1,204	10,084
Payments for additional benefits for retirees	(234)	(711)	(5,955)
Income taxes paid	(2,234)	(764)	(6,398)
Net cash used in operating activities	(73,970)	(2,578)	(21,591)
Cash Flows from Investing Activities:			
Payments for purchases of property and equipment	(7,025)	(1,944)	(16,281)
Proceeds from sales of property and equipment	2,952	1,953	16,357
Payments for purchases of investments in securities	(3,624)	(576)	(4,824)
Proceeds from investments in securities	14,772	4,695	39,321
Payments for purchases of consolidated subsidiaries	(2,213)	—	—
Payments for advances	(504)	(8)	(67)
Proceeds from collections of advances	2,390	8,189	68,585
Payments for fixed leasehold deposits	(582)	(553)	(4,632)
Proceeds from collections of fixed leasehold deposits	2,950	1,145	9,590
Other	(1,196)	(775)	(6,491)
Net cash provided by investing activities	7,920	12,126	101,558
Cash Flows from Financing Activities:			
Decrease in short-term bank loans, net	(6,308)	(21,349)	(178,802)
Proceeds from long-term debt	—	48,915	409,673
Repayment of long-term debt	(90,850)	(189)	(1,583)
Proceeds from issuance of common stock	101,376	—	—
Cash dividends paid	(67)	(19)	(159)
Other	314	30	251
Net cash provided by financing activities	4,465	27,388	229,380
Effect of Exchange Rate Changes on Cash and Cash Equivalents	605	(120)	(1,005)
Net Increase (Decrease) in Cash and Cash Equivalents	(60,980)	36,816	308,342
Cash and Cash Equivalents at Beginning of Year/Period	98,325	37,633	315,184
Increase of Cash and Cash Equivalents from Addition of Consolidated Subsidiaries	427	—	—
Decrease of Cash and Cash Equivalents from Deduction of Consolidated Subsidiaries	(139)	—	—
Cash and Cash Equivalents at End of Year/Period (Note 2 (2))	¥ 37,633	¥ 74,449	$ 623,526

The accompanying notes are an integral part of these statements.

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

(1) Basis of Presentation

The accompanying consolidated financial statements have been prepared based on the accounts maintained by SEGA CORPORATION (the "Company") and its consolidated subsidiaries (collectively, "SEGA") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Accounting Standards.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The U.S. dollar amounts stated in the consolidated financial statements are included solely for the convenience of readers outside Japan. The rate of ¥119.4=US$1, the average rate of exchange as at September 30, 2001, has been used for the purpose of such translations. These translations should not be construed as representations that the Japanese yen amounts have been or could be converted into U.S. dollars at that rate or any other rate.

(2) Significant Shareholder

The Company is an affiliate of CSK Corporation, Japan, which owned 39,148 thousand shares of common stock of the Company at March 31, 2001 and September 30, 2001, representing 24.1% and 22.8% of shares outstanding at such dates.

There have been no material transactions and account balances outstanding, other than the shareholdings, between the Company and CSK Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Scope and Principles of Consolidation

The Company had 61 subsidiaries and 14 affiliates at September 30, 2001 (64 subsidiaries and 15 affiliates at March 31, 2001). The consolidated financial statements include the accounts of the Company and 53 of its subsidiaries (54 at March 31, 2000).

(2) Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand, bank deposits able to be withdrawn on demand and short-term investments with an original maturity of three months or less and which represent a minor risk of fluctuations in value.

(3) Marketable and Investment Securities

Securities are classified into four categories: trading securities, held-to maturity debt securities, investments in subsidiaries and affiliates and other securities. Other securities for which market quotations are available are stated at fair value. Net unrealized gains or losses on these securities are reported as a separate item in the shareholders' equity at a net-of tax amount. Other securities for which market quotations are unavailable are stated at cost.

(4) Inventories

Inventories held by the Company and its domestic consolidated subsidiaries are stated at cost, as determined using the moving-average method. Inventories held by the foreign consolidated subsidiaries are mainly valued at the lower of cost, as determined by the first-in, first-out method, or market value.

(5) Property and Equipment

Property and equipment, including significant renewals and improvements are carried at cost less depreciation. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred. Depreciation is computed primarily on the declining-balance method at rates based on the estimate useful lives of the assets which are prescribed by the Japanese income tax laws. When retired or disposed of, the difference between the net book value and sales proceeds is charged or credited to income.

(6) Deferred Charges

Debt issuance costs are amortized over three years.

(7) Intangible Assets

Amortization of intangible assets was computed using the straight-line method. Amortization of software for self-use was computed using the straight-line method over the estimated useful life of five years.

(8) Income Taxes

Income taxes of the Company and its domestic consolidated subsidiaries consist of corporate income taxes, local inhabitants' taxes and enterprise taxes. Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and those as reported in the consolidated financial statements.

(9) Finance Leases

Finance leases other than those which are deemed to transfer ownership of the lease assets to the lessee are accounted for as operating leases. All finance leases in overseas subsidiaries are accounted for as finance leases and similarly accounted for as sales transactions.

3. MARKETABLE AND INVESTMENT SECURITIES

Cost, net unrealized gains or losses and fair value of marketable securities classified as investments in securities as of March 31, 2001 and September 30, 2001 is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2001.3	2001.9	2001.9
Stock:			
Cost	¥33,612	¥27,696	$231,960
Carrying amount (fair value)	34,994	27,678	231,809
Unrealized gain (loss)—net	1,382	(18)	(151)
Bonds and Debentures:			
Cost	838	838	7,018
Carrying amount (fair value)	711	734	6,147
Unrealized loss—net	(127)	(104)	(871)

The carrying amounts of non-marketable securities held at September 30, 2001 were ¥5,721 million ($47,915 thousand) for stocks and ¥200 million ($1,675 thousand) for bonds.

4. LONG-TERM DEBT

Long-term debt at March 31, 2001 and September 30, 2001 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2001.3	2001.9	2001.9
1.70% unsecured notes due 2002	¥ 5,000	¥ 5,000	$ 41,876
2.00% unsecured notes due 2001	10,000	10,000	83,752
2.15% unsecured notes due 2001	10,000	10,000	83,752
2.27% unsecured notes due 2002	5,000	5,000	41,876
Zero-coupon convertible bonds due 2003	12,825	—	—
0.40% convertible bonds due 2006	11,732	10,863	90,980
Zero-coupon convertible bonds due 2004	—	50,000	418,760
Unsecured loans, from banks due 2001 to 2003 with average interest of 1.9% per annum in 2001 and due 2001 to 2004 with average interest of 1.9% per six months in 2002	27,256	27,717	232,136
	81,813	118,580	993,132
Less portion due within one year	52,232	57,637	482,722
	¥29,581	¥ 60,943	$510,410

The aggregate annual maturities of long-term debt after September 30, 2001 are as follows:

Year ending September 30	Millions of yen	Thousands of U.S. dollars
2002	¥ 57,637	$482,722
2003	62	519
2004	50,018	418,911
2005	—	—
2006	10,863	90,980
	¥118,580	$993,132

The 0.40% convertible bonds due 2006 were issued on February 17, 1999 in the principal amount of ¥30,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥1,506.10 per share effective June 19, 2001.

The zero-coupon convertible bonds due 2004 were issued on June 18, 2001 in the principal amount of ¥50,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥2,398.00 per share.

5. SEGMENT INFORMATION

(1) Business Segment Information

SEGA operates principally in the following business segments: amusement machine sales, amusement center operations and consumer business.

Details of each segment of business are as follows:

Amusement machine sales:	Manufacturing and selling arcade video games, medal games, prize games, vending machines, change machines, IC boards and karaoke machines
Amusement center operations:	Operating amusement centers
Consumer business ('consumer product sales' in prior years):	Manufacturing and selling home video games, toys and educational equipment, etc.

Net sales of SEGA for the year ended March 31, 2001 and the six months ended September 30, 2001, classified by business segment, are summarized as follows:

	Millions of yen				
Year ended March 31, 2001	Amusement machine sales	Amusement center operations	Consumer business	Eliminations/ Corporate	Total
Net sales to:					
Outside customers	¥ 52,503	¥ 74,657	¥115,753	¥ —	¥242,913
Intersegment sales/transfers	9,722	—	—	(9,722)	—
Total	62,225	74,657	115,753	(9,722)	242,913
Cost of sales and operating expenses	52,591	66,415	184,940	(9,014)	294,932
Operating income (loss)	¥ 9,634	¥ 8,242	¥ (69,187)	¥ (708)	¥ (52,019)

	Millions of yen				
Six months ended September 30, 2001	Amusement machine sales	Amusement center operations	Consumer business	Eliminations/ Corporate	Total
Net sales to:					
Outside customers	¥ 25,816	¥ 34,971	¥ 37,006	¥ —	¥ 97,793
Intersegment sales/transfers	10,007	—	4	(10,011)	—
Total	35,823	34,971	37,010	(10,011)	97,793
Cost of sales and operating expenses	33,792	29,367	37,881	(9,027)	92,013
Operating income (loss)	¥ 2,031	¥ 5,604	¥ (871)	¥ (984)	¥ 5,780

	Thousands of U.S dollars				
Six months ended September 30, 2001	Amusement machine sales	Amusement center operations	Consumer business	Eliminations/ Corporate	Total
Net sales to:					
Outside customers	$216,214	$292,890	$309,933	$ —	$819,037
Intersegment sales/transfers	83,811	—	33	(83,844)	—
Total	300,025	292,890	309,966	(83,844)	819,037
Cost of sales and operating expenses	283,015	245,955	317,261	(75,603)	770,628
Operating income (loss)	$ 17,010	$ 46,935	$ (7,295)	$ (8,241)	$ 48,409

(2) Geographical Segment Information

Net sales of the Company for the year ended March 31, 2001 and the six months ended September 30, 2001, classified by geographical segment, are summarized as follows:

	Millions of yen						
Year ended March 31, 2001	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
Net sales to:							
Outside customers	¥167,686	¥ 51,116	¥ 24,076	¥ 35	¥242,913	¥ —	¥242,913
Intersegment sales/transfers	67,901	5,927	1,082	—	74,910	(74,910)	—
Total	235,587	57,043	25,158	35	317,823	(74,910)	242,913
Cost of sales and operating expenses	255,067	66,409	38,663	46	360,185	(65,253)	294,932
Operating income (loss)	¥ (19,480)	¥ (9,366)	¥(13,505)	¥(11)	¥ (42,362)	¥ (9,657)	¥ (52,019)

	Millions of yen						
Six months ended September 30, 2001	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
Net sales to:							
Outside customers	¥ 77,841	¥ 13,623	¥ 6,329	¥ —	¥ 97,793	¥ —	¥ 97,793
Intersegment sales/transfers	6,706	1,296	9	—	8,011	(8,011)	—
Total	84,547	14,919	6,338	—	105,804	(8,011)	97,793
Cost of sales and operating expenses	74,989	15,469	7,478	—	97,936	(5,923)	92,013
Operating income (loss)	¥ 9,558	¥ (550)	¥ (1,140)	¥ —	¥ 7,868	¥ (2,088)	¥ 5,780

	Thousands of U.S. dollars						
Six months ended September 30, 2001	*Japan*	*North America*	*Europe*	*Other*	*Total*	*Eliminations*	*Consolidated total*
Net sales to:							
Outside customers	$651,935	$114,095	$ 53,007	$ —	$819,037	$ —	$819,037
Intersegment sales/transfers	56,164	10,854	76	—	67,094	(67,094)	—
Total	708,099	124,949	53,083	—	886,131	(67,094)	819,037
Cost of sales and operating expenses	628,049	129,556	62,630	—	820,235	(49,607)	770,628
Operating income (loss)	$ 80,050	$ (4,607)	$ (9,547)	$ —	$ 65,896	$(17,487)	$ 48,409

(3) Overseas Sales Information

Overseas sales of the Company for the year ended March 31, 2001 and the six months ended September 30, 2001 are summarized as follows:

	Millions of yen			
Year ended March 31, 2001	North America	Europe	Other	Total
Overseas sales	¥ 55,458	¥26,043	¥ 8,140	¥ 89,641
Consolidated net sales	—	—	—	242,913
Ratio of overseas sales to consolidated sales	22.8%	10.7%	3.4%	36.9%

	Millions of yen			
Six months ended September 30, 2001	North America	Europe	Other	Total
Overseas sales	¥ 15,416	¥ 7,375	¥ 2,750	¥ 25,541
Consolidated net sales	—	—	—	97,793
Ratio of overseas sales to consolidated sales	15.8%	7.5%	2.8%	26.1%

	Thousands of U.S. dollars			
Six months ended September 30, 2001	North America	Europe	Other	Total
Overseas sales	$129,112	$61,767	$23,032	$213,911
Consolidated net sales	—	—	—	819,037
Ratio of overseas sales to consolidated sales	15.8%	7.5%	2.8%	26.1%

CORPORATE DATA

(As of September 30, 2001)

SEGA CORPORATION

Head Office	2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531 Tel: 81-3-5736-7111
Date of Incorporation	June 3, 1960
Number of Employees	3,569 (Consolidated)

Principal Overseas Subsidiaries

Sega of America Dreamcast, Inc.	Townsend Center, 650 Townsend Street, Suite 650, San Francisco, CA 94103, U.S.A. Tel: 1-415-701-6000
Sega Enterprises, Inc. (U.S.A.)	Townsend Center, 650 Townsend Street, Suite 575, San Francisco, CA 94103-4908, U.S.A. Tel: 1-415-701-6500
Visual Concepts Entertainment, Inc.	One Thorndale Drive, San Rafael, CA 94903, U.S.A. Tel: 1-415-479-3634
Sega Europe Ltd.	Canberra House, Gunnersbury 266-270 Avenue, London W4 5QB, U.K. Tel: 44-208-995-3399
SEGA AMUSEMENTS EUROPE LTD.	Unit 2, Industrial Estate, Leigh Close, New Malden, Surrey KT3 3NL, U.K. Tel: 44-208-336-1222

American Depositary Receipts

Depositary	Morgan Guaranty Trust Company of New York 60 Wall Street, New York, NY 10260, U.S.A.

INVESTOR INFORMATION

(As of September 30, 2001)

Total Number of Shares Authorized	600,000,000 shares
Number of Shares Issued	171,462,395 shares
Paid-in Capital	¥124,775 million
Number of Shareholders	112,037
Stock Exchange Listings	Tokyo (First Section), Paris
Transfer Agent	The Sumitomo Trust and Banking Co., Ltd.
Independent Accountants	ChuoAoyama Audit Corporation, Tokyo, Japan
Annual General Meeting of Shareholders	June
For Further Information	Investor Relations Department Tel: 81-3-5736-7072 Fax: 81-3-5736-7066 http://sega.jp/IR/en/home.html/ E-mail: ir@soj.sega.co.jp

CAUTIONARY STATEMENT

This semiannual report contains forecasts of business results, statements regarding business plans and other forward-looking statements. These statements are based on management's assumptions regarding the economic environment and the Company's operating environment as of the date of publication and involve various risks and uncertainties. Actual business results may differ materially from forecasts herein.



SEGA CORPORATION

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
Tel: (81)-3-5736-7111
http://sega.jp/
http://sega.jp/IR/en/home.html/

This semiannual report is printed on recycled paper.
Printed in Japan

Non-Consolidated Balance Sheets

SEGA CORPORATION

September 30, 2001 and 2000, and March 31, 2001

	Millions of yen		
	2000.9	2001.9	2001.3
ASSETS			
Current Assets:			
Cash and time deposits	¥35,428	¥52,588	¥17,405
Notes receivable	3,038	2,978	2,796
Accounts receivable	51,472	15,132	20,959
Inventories	32,263	5,859	6,916
Short-term loans for affiliates	36,867	4,086	2,179
Treasury stock	-	-	33,574
Other current assets	20,388	11,236	23,138
Less allowance for doubtful accounts	(494)	(352)	(1,087)
Total current assets	178,964	91,529	105,884
Property and Equipment			
Smusement machines and facilities	14,917	816	961
Building and structure	24,189	14,033	15,518
Land	22,573	20,249	22,557
Others	5,363	2,672	2,880
Total property and equipment	67,044	37,772	41,917
Intangible Assets	5,601	4,343	3,871
Investments and Advances			
Investment in securities	19,045	20,649	28,338
Affiliates' stock	56,178	36,363	56,185
Allowance for loss on investment	-	(4,698)	-
Long-term loans for affiliates	12,333	85,575	92,763
Lease deposits	19,913	1,974	2,186
Other investments	13,241	16,916	20,426
Less allowance for doubtful accounts	(9,963)	(52,178)	(56,093)
Total investments and advances	110,750	104,603	143,808
Deferred Charges	376	1184	10
Total Assets	¥362,737	¥239,433	¥295,492

Non-Consolidated Balance Sheets

SEGA CORPORATION

September 30, 2001 and 2000, and March 31, 2001

	Millions of yen		
	2000.9	2001.9	2001.3
LIABILITIES			
Current Liabilities:			
Notes payable	¥22,094	¥8,479	¥11,857
Accounts payable	28,690	6,724	10,912
Short-term bank loans	10,000	5,000	25,815
Current portion of long-term debt	10,000	27,000	27,000
Current portion of straight bonds	-	30,000	25,000
Accrued expenses	15,873	10,246	19,655
Income taxes payable	309	49	128
Reserve for guaranteed obligation	60	-	-
Other current liabilities	5,109	10,032	13,063
Total current liabilities	92,138	97,534	133,431
Long-Term Liabilities			
Straight bonds	30,000	-	5,000
Convertible bonds	30,404	60,863	24,557
Long-term debt	17,000	-	-
Deferred income taxes	740	-	907
Accrued employees' retirement benefits	620	2,116	2,993
Accrued retirement benefits for directors and corporate directo	45	40	32
Other	1,541	1,432	1,500
Total long-term liabilities	80,351	64,452	34,991
Total Liabilities	172,489	161,986	168,422
Shareholders' Equity			
Common stock	114,992	124,775	117,918
Additional paid-in capital	114,516	124,287	117,439
Regal reserve	3,007	3,007	3,007
Deficit:			
Voluntary reserve	8,045	8,038	8,045
Translation adjustment	51,334	148,509	120,593
Total deficit	43,289	140,470	112,547
Unrealized gain (loss) on investments in securities	1,020	(580)	1,251
Treasury stock	-	(33,573)	-
Total sharehodlers' equity	190,248	77,446	127,069
Total liabilities and shareholders's equity	362,737	239,433	295,492

Non-Consolidated Statements of Operations
SEGA CORPORATION
For the year ended March 31, 2001 and the six months period ended September 30, 2001 and 2000

	2000.9	2001.9	2001.3
Net Sales	¥127,188	¥50,125	¥192,713
Cost of Sales	124,278	39,638	185,573
Gross Profit	2,910	10,486	7,139
Selling, General and Administrative Expenses	16,499	8,870	27,908
Operating income (loss)	(13,589)	1,615	(20,768)
Other Income	2,283	2,528	8,236
Other Expenses	2,629	2,534	5,230
Recurring Profit (Loss)	(13,935)	1,609	(17,760)
Extraordinary Income	–	4,073	77,947
Extraordinary Loss	(3,426)	(33,526)	146,264
Loss before income taxes	(17,361)	(27,842)	(86,080)
Income Taxes	620	80	1,160
Net loss	(17,982)	27,922	87,240
Deficit carried forward from the previous term	33,352	120,586	33,352
Undisposed loss at the end of the term	51,334	148,509	120,593

Employees

(1) Employees on consolidated basis

(As of September 30, 2001)

Business Segment	Number of Employees
Amusement Machine Sales	1,077(139)
Amusement Center Operations	850(6,220)
Consumer Business	1,515(377)
Corporate Staff	127(1)
Total	3,569(6,737)

(Notes) 1. Numbers in parentheses are the average numbers of temporary employees during the term under review.

2. Corporate Staff belong to the administrative department, which cannot be divided into the specific segments.

(2) Employees on non-consolidated basis

(As of September 30, 2001)

Number of Employees	975(342)

(Notes) 1. Number in parentheses is the average number of temporary employees during the term under review.

2. Number of Employees does not contain the following 1,783 people: those who were transferred and those who retired through Special Early Retirement Program as of April 1, 2001.

(3) Labor Union

There is nothing in particular to report on the management and labor relations of the Company.

<u>Production, Order and Sales</u>

(1) Production Results

Production results by business segment of the Company for the term under review are as follows:

(¥ Million)

Business Segment	Amount	Comparison with prior year (%)
Amusement Machine Sales	15,573	83.5
Amusement Center Operations	-	-
Consumer Business	15,793	19.2
Total	31,366	31.0

(Notes) 1. One of the Company's business segments, "Consumer Products," was renamed "Consumer Business" effective as of April 1, 2001.

2. Above amounts do not include consumption taxes.

(2) Order Results

Order results by business segment for the term under review are as follows:

The Company is manufacturing consumer products (the home video software) upon receiving orders.

(¥ Million)

Business Segment	Order Volume	Comparison with prior year (%)	Orders in Hand	Comparison with prior year (%)
Amusement Machine Sales	-	-	-	-
Amusement Center Operations	-	-	-	-
Consumer Business	1,021	65.9	31	55.4
Total	1,021	65.9	56	55.4

(Notes) 1. One of the Company's business segments, "Consumer Products," was renamed "Consumer Business" effective as of April 1, 2001.

2. Above amount does not include consumption taxes.

(3) Sales Results

Sales results by business segment for the term under review are as follows:

(¥ million)

Business Segment	Amount	Comparison with prior year (%)
Amusement Machine Sales	25,816	88.3
Amusement Center Operations	34,970	91.0
Consumer Business	37,006	71.5
Total	97,792	81.9

(Notes) 1. One of the Company's business segments, "Consumer Products" was renamed "Consumer Business," effective as of April 1, 2001.

2. Above amounts do not include consumption taxes.

203420v2

Research and Development

(1) R&D expenses

The amount of R&D expenses of the Company for the term under review is ¥8,548 million.

(2) Results of R&D activities

1) Amusement Machines

The Company focused on developing the "NAOMI" motherboard, which is the de facto standard of the industry, new products using the "NAOMI" motherboard, and other new products of amusement. The Company also utilized its advantage in software development abilities. Through the adoption of "Virtua Fighter 4," the latest title of the "Virtua Fighter" series, to the mobile network service "VF.NET," the Company was able to create a new form of play with continuity using cards, and establish a network of store-based communities of players. In addition, the Company was able to develop new products like "Star Horse," "Super Major League," and "Virtua Striker 3."

R&D expenses for the amusement machine sales segment amounted to 1,829 million yen.

2) Consumer Business

Having decided to withdraw from the production of DreamCast hardware and instead to provide software for other companies' platforms, the Company focused on the development of software for others such as PlayStation 2, NINTENDO GAMECUBE, Game Boy Advance, or Xbox, utilizing the Company's software development abilities, which are among the highest in the world.

The Company developed "Crazy Taxi," "Rez," "Virtua Fighter 4," and "Space Channel 5 part2" for PlayStation 2, "Super Monkey Ball, " "Sonic Adventure 2: Battle," and "Virtua Striker3 ver.2002" for NINTENDO GAMECUBE, and "Puyo Puyo" and "Sakura Wars" for Game Boy Advance, all of which are to be released after October 2001.

In addition, the Company developed "Phantasy Star Online Ver.2", which is the first worldwide network role-playing game linked to others by the Internet. Utilizing this technology, the Company has focused on developing software adapted to various platforms based on open device and open ISP.

R&D expenses for this segment amounted to 6,719 million yen.

Property and Equipment

1. Status of Principal Equipment

The Company disposed of the following equipment during the term under review.

(1) Non-Consolidated Basis

(¥ million)

Name (Address)	Business Segment	Purpose for use	Book Value					Employees
			Amusement Machines	Buildings and Structures	Land (square meter)	Others	Total	
Other (Tokyo and others)	All business segments	Office equipment and welfare facilities	-	335	2,060 (1,685.36)	7	2,402	-

(Notes) 1. "Others" consists of tools, furniture, and fixtures.

2. The above amounts do not contain consumption taxes.

2. Plans of New Installation and Disposal of the Property and Equipment.

There were no new important installations or disposals of property and equipment that were determined during the term under review.

Status of Shareholdings

1) The Number of Stocks

Type	Total number of shares issued
Common Stock	600,000,000
Total	600,000,000

Type	The number of shares issued		Stock listings	Note
	As of Sep. 30, 2001	As of Dec. 25, 2001		
Common Stock	171,462,395	171,898,388	Tokyo Stock Exchange (First Section) Paris Stock Exchange	With voting right
Total	171,462,395	171,898,388	-	-

2) Status of the total number of shares issued and paid-in capital

Date	Total Number of shares issued (Thousands of shares)		Paid-in Capital (Million yen)		Capital Reserve (Million yen)		Note
	Increase/ Decrease	Number	Increase/ Decrease	Amount	Increase/ Decrease	Amount	
Apr. 1, 2001 to Sep. 30, 2001	9,063	171,462	6,856	124,775	6,847	124,287	Increase from the conversion of convertible bonds Increase from the exercise of the stock option

(Note) The figures for convertible bonds, conversion price, and capitalization are as follows:

Name of Bonds (Date of issue)	As of September 30, 2001			As of November 30, 2001		
	Amount of CBs Outstanding (million yen)	Conversion price (yen)	Capitalization (yen)	Amount of CBs Outstanding (million yen)	Conversion price (yen)	Capitalization (yen)
Convertible Bonds (February 17, 1999)	10,863	1,506.10	754	10,244	1,506.10	754
Zero Coupon Convertible Bonds due 2004 (June 18, 2001)	50,000	2,398	1,199	50,000	2,398	1,199
Total	60,863	-	-	60,244	-	-

Special Resolution by Shareholders' meeting	As of September 30, 1999				As of November 30, 1999			
	Number of shares to be issued	Issue Price	Capitalization	Issue Period	Number of shares to be issued	Issue Price	Capitalization	Issue Period
June 26, 1998	180,000	¥2,688	¥1,344	July 1, 1999 to June 30, 2002	179,000	¥2,688	¥1,344	July 1, 1999 to June 30, 2002
June 29, 1999	219,600	¥1,987	¥994	July 30, 1999 to June 30, 2002	218,600	¥1,987	¥994	July 30, 1999 to June 30, 2002
June 29, 2000	555,000	¥1,813	¥907	July 31, 2000 to June 30, 2002	259,000	¥1,813	¥907	July 31, 2000 to June 30, 2002
June 28, 2001	367,500	¥2,956	¥1,478	July 31, 2001 to June 30, 2002	366,500	¥2,956	¥1,478	July 31, 2001 to June 30, 2002

(3) Principal Shareholders

As of September 30, 2001

Name	Address	Number of Shares held (unit: thousand)	Ratio to total number of shares issued %
CSK Corporation	6-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo	39,148	22.8
SEGA CORPORATION	2-12 Haneda 1-chome, Ohta-ku, Tokyo	19,865	11.6
Japan Trustee Services Bank, Ltd.	8-11 Harumi 1-chome, Chuo-ku, Tokyo	6,337	3.7
Wadi	Abu Dhabi, UAE	3,420	2.0
OS Capital	26-20 Shiba 5-chome, Minato-ku, Tokyo	3,384	2.0
Morgan Stanley International Ltd	London, U.K.	2,806	1.6
Sumitomo Mitsui Banking Corporation	1-2 Yuraku-cho 1-chome, Chiyoda-ku, Tokyo	2,554	1.5
Hayao Nakayama Foundation for Science & Technology and Culture	4-12 Shirokane-dai 3-chome, Minato-ku, Tokyo	2,400	1.4
Nippon life Insurance Company	2-2 Yuraku-cho 1 chome Chiyoda-ku, Tokyo	2,108	1.2
O M 01 SSB Client Omnibus	Boston, MA, U.S.A	1,650	1.0
Total	-	83,676	48.8

(Notes) 1. Shares held by the Company do not have the right to vote in accordance with the Japanese Commercial Code.

2. Shares held by the Company include 4 thousand shares, which the Company holds for its beneficial owners.

(4) Voting Rights

(unit: share)

Issued Stock	Number of Non-voting Stock	Number of Voting Stock		Number of Fractional Stock	Note
		Treasury Stock	Others		
	-	20,096,400 shares	150,864,400 shares	501,595 shares	Number of fractional stock contains 95 shares of treasury stock

Treasury Stock,etc.	Holders' Name		Number of shares held			Ratio to total number of shares issued
	Name	Address	Shares in their name	Shares in others' name	Total	
	SEGA CORPORATION	Ohta-ku, Tokyo	19,865,700	-	19,865,700	11.6%
	SEGA-AM2 Co., Ltd.	Shibuya-ku, Tokyo	230,700	-	230,700	0.1%
	Total	-	20,096,400	-	20,096,400	11.7%

(Notes) 1. "Others" in "Number of Voting Stock" includes 125,900 shares held in the name of Japan Securities. Depository Center and "Fractional Stock" includes 610 shares held in the name of same.

2. CSK Research Institute was renamed SEGA-AM2 Co., Ltd. effective on August 1, 2001.

203431

02 APR 16 AM 11:40

January 30, 2002
SEGA CORPORATION
Hideki Sato,
Representative Director of President
TSE Code: 7964
Contact Officer: Shoichi Yamazaki, Officer
Corporate Planning Division

Notice of Merger of Five Amusement Center Operating Subsidiaries

The Company is pleased to announce that at the meeting of the Board of Directors held on January 30, 2002, the Board approved the merger of the five amusement center operating subsidiaries of the Company (all of which are wholly-owned subsidiaries of the Company), subject to the condition that such proposal is approved at the shareholders' meeting of each of such five amusement center operating subsidiaries.

1. Reasons for and Purposes of the Merger

The amusement center operation business of the Company, which has been the Company's core business since its inception, was divided into five regional companies in October 2000 to achieve the following objectives:

-To speed up decision-making processes under a management structure where the responsibility of the decision makers are clearly defined.

-For each of such regional companies to strive to attract customers by carrying out operations in close touch with its region.

-To organize a structure producing large income.

The five amusement center operating subsidiaries have been striving to improve their managerial efficiency. Although the market has been shrinking for the past several years, the Company solidified stable revenue in this segment. Net sales of this segment of the Company for the year ended March 31, 2001 and the first half of the year ending March 31, 2002 were 99% of the corresponding previous periods, respectively. In fact, the Company has been making over 100% on a monthly basis since August 2001, as compared to the corresponding months of the previous year.

Net income for the previous fiscal year increased 79% as compared to the fiscal 2000, and the operating income ratio for such year was 11.0%. In addition, operating income ratio for this fiscal year is forecasted at 11.7%. In consideration of such strong performances, the Company recognizes that it realized the benefits of the spinoffs.

However, in this business, the Company recognizes that it has to not only enhance the existing markets but also develop new markets and new businesses suitable to the current trend. To respond to the rapidly changing market, the Company also has to strengthen its management structure. In this regard, the Company recognizes the limitations of the present system of five regional companies with each assigned to a specific region. Thus, the Company decided to merge the five companies to realize the following targets:

- To make it possible to offer new content and services for the new markets on a nation-wide scale.
- To facilitate the combination of the amusement centers and networks such as the mobile phone membership service "SEGA Mobile Friends."
- To improve the operation of over 500 mid- and large-scale amusement centers all over Japan and its competitive strength.

In addition, to develop the existing businesses and respond to new markets and new businesses systematically, the Company has decided to establish a "Facility Development Division" within SEGA CORPORATION.

Taking into consideration the above, the Company decided to merge five amusement center operating subsidiaries as of April 1, 2002.

2. Name of the Surviving Company of Merger

Surviving Company of Merger: Sega Amusement Ltd.
(formerly, Sega Amusement Tokyo Ltd.)

The followings are to be appointed Directors

Chairman, President and Representative Director	Akira Nagai	Senior Executive Officer and Representative Director of the Company
	Toru Izumiya	President and Representative Director of Sega Amusement Higashi-nihon Ltd.
	Kazunori Miki	President and Representative Director of Sega Amusement Ltd.

Directors and Executive Officers	Seijin Tanno	President and Representative Director of Sega Amusement Tokai Ltd.
	Yasuo Masui	President and Representative Director of Sega Amusement Kansai Ltd.
	Satoshi Ueno	President and Representative Director of Sega Amusement Nishi-nihon Ltd.
Directors	Tetsu Kayama	Representative Director and COO of the Company
	Shunichi Nakamura	Senior Executive Officer and CFO of the Company
	Yasuo Tazoe	Executive Officer of the Company
	Toshiya Tabata	Officer of the Company
	Ryoji Yanase	
	Akihiro Kanamori	

The amount of the capital of the surviving company will be ¥1 billion as at April 1, 2002.

Companies to be merged:

Sega Amusement Higashi-nihon Ltd.
Sega Amusement Tokai Ltd.
Sega Amusement Kansai Ltd.
Sega Amusement Nishi-nihon Ltd.

3. Details of the Merger

(1) Schedule

On January 30, 2002:	To finalize the terms and approval of the merger
On February 16, 2002:	To hold the shareholders' meeting for approval of the agreement of merger
On April 1, 2002:	Effective date of merger

(2) Merger method:

Sega Amusement Ltd. will be the surviving company into which the other four companies will be merged.

(3) Ratio of Merger:

All of the shareholders of the four merged companies listed as such on the shareholder

registry as at the date preceding the effective date of merger will receive shares of the surviving company. The merger ratios will be one share of the surviving company for one share of Sega Amusement Higashi-nihon, one share of Sega Amusement Kansai, 100 shares of Sega Amusement Tokai and 100 shares of Sega Amusement Nishi-nihon.

4. Outline of the Companies

(Surviving Company)

(1) Name	Sega Amusement Ltd.
(2) Business	Operation of the Amusement Facilities
(3) Date of Establishment	November 26, 1971
(4) Address	12-14 Higashi-Kojiya 2-chome, Ohta-ku, Tokyo
(5) Representative	President and Representative Director: Kazunori Miki
(6) Capital	¥200 million
(7) Number of Employees	156 (As of December 31, 2001)
(8) Principle Shareholders	SEGA CORPORATION 100%
(9) Relation with the Company	Purchasing equipment for amusement centers

(Merged Companies)

(1) Name	Sega Amusement Higashi-Nihon Ltd.
(2) Business	Operation of the Amusement Facilities
(3) Date of Establishment	July 14, 1971
(4) Address	336-1 Mihashi 1-chome, Saitama-shi, Saitama
(5) Representative	President and Representative Director: Toru Izumiya
(6) Capital	¥200 million
(7) Number of Employees	187 (as of December 31, 2001)
(8) Principle Shareholders	SEGA CORPORATION 100%
(9) Relation with the Company	Purchasing equipment for amusement centers

(1) Name	Sega Amusement Tokai Ltd.
(2) Business	Operation of the Amusement Facilities
(3) Date of Establishment	February 10, 1993
(4) Address	804 Yashirogaoka 1-chome, Nagoya-shi, Aichi
(5) Representative	President and Representative Director: Seijin Tanno
(6) Capital	¥200 million

(7) Number of Employees	133 (as of December 31, 2001)
(8) Principle Shareholders	SEGA CORPORATION 100%
(9) Relation with the Company	Purchasing equipment for amusement centers

(1) Name	Sega Amusement Kansai Ltd.
(2) Business	Operation of the Amusement Facilities
(3) Date of Establishment	December 21, 1976
(4) Address	5-3 Honan-cho Higashi 2-chome, Toyonaka-shi, Osaka
(5) Representative	President and Representative Director: Yasuo Masui
(6) Capital	¥200 million
(7) Number of Employees	158 (as of December 31, 2001)
(8) Principle Shareholders	SEGA CORPORATION 100%
(9) Relation with the Company	Purchasing equipment for amusement centers

(1) Name	Sega Amusement Nishi-nihon Ltd.
(2) Business	Operation of the Amusement Facilities
(3) Date of Establishment	February 13, 1986
(4) Address	7-5 Hakataeki-minami 5-chome, Hakata-ku, Fukuoka
(5) Representative	President and Representative Director: Satoshi Ueno
(6) Capital	¥200 million
(7) Number of Employees	123 (as of December 31, 2001)
(8) Principle Shareholders	SEGA CORPORATION 100%
(9) Relation with the Company	Purchasing equipment for amusement centers

5. Forecast

The Company will continue to operate the existing amusement centers and offer a full lineup of various genres of amusement equipment at all its facilities. The Company will utilize its know-how to produce amusement content that it has developed throughout its history, expand the amusement market as well as create a "play zone" that is going to be unprecedented.

For example, the Access card and Mobile phones are new components that have been applied to the latest popular arcade game, "Virtua Fighter 4", through which the Company has been able to offer high value-added services to our users.

Like the example above, by combining real play spaces, where customers come together, and virtual spaces based on the network system or by connecting one amusement facility to another, the Company will evolve the amusement centers into attractive, limitless play zones.

The Company expects that by carrying out this merger, it will be able to improve its managerial efficiency as well as operate its facilities in a way satisfying the needs of users and market trends.

March 8, 2002

Notice of Amendment to the Substantial Shareholding Report

Owner: SEGA CORPORATION (Representative Director: Hideki Sato)
Address: 2-12 Haneda 1-chome, Ohta-ku, Tokyo

Notes

1. Issuer: CSK Communications Corporation
   Type of Public Offering: Nasdaq Japan Market of Osaka Securities Exchange
   Code: 4303
   Address of Issuer: 245-3 Tsubogawa, Naha-shi, Okinawa

2. Substantial Owner: SEGA CORPORATION
   Address of the Owner: 2-12 Haneda 1-chome, Ohta-ku, Tokyo, 144-8531
   Date of Incorporation: June 3, 1960
   Name of its Representative: Hideki Sato, President and Representative Director
   Inquiries: Akira Sugano, Officer in charge of Finance and Accounting Division
   Tel: +81-3-5736-7063

3. Purposes of the Shareholding
   Acquired partly by donation and being held for strategic investment purposes.
   Sold and disposed of on March 4, 2002.

4. Breakdown of the Shareholding:
   Number of Shares in Certificates held by SEGA: None
   Total Number of Shares issued by Issuer as of March 4, 2002: 9,747 shares
   Ratio of the Shareholding of SEGA on the previous report: 8.24%

5. SEGA's Acquisitions or Disposals of Issuer's Stocks during the past 60 days
   SEGA disposed of 800 shares of common stock on March 4, 2002.
   The transferees are unknown because the shares were traded at the market.